Form 20-F
period 2014-12-31
Evogene Ltd.
filed 2015-04-30
CIK 1574565

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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
Rehovot 7612002, Israel
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2014, the registrant had outstanding 25,350,954 ordinary shares, par value NIS 0.02 per share.

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

Yes ☐   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer. See the definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis for accounting the registrant has used to prepare the financing statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

EVOGENE LTD.

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

Introduction	4
Special Note Regarding Forward-Looking Statements	4

PART I
PART II
PART III

Signatures	113
Index to Consolidated Financial Statements	F-1

INTRODUCTION

In this annual report, the terms “Evogene,” “we,” “us,” “our” and “the company” refer to Evogene Ltd. and its subsidiary, Evofuel Ltd. References to “U.S. Dollars,” “$” or “dollars” are to U.S. dollars and references to “NIS” or “shekels” are to New Israeli Shekels. Unless derived from our financial statements or otherwise noted, amounts presented in this annual report are translated at the rate of $1.00 = NIS 3.889, the exchange rate between the NIS and the U.S. dollar reported by the Bank of Israel as of December 31, 2014.

This annual report includes other statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable and are not aware of any misstatements regarding the industry data presented in this annual report, we have not independently verified the information contained in such publications. Certain estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “—Special Note Regarding Forward-Looking Statements” and “Item 3.D —Risk Factors” in this annual report.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act”, Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information concerning our possible or assumed future results of our business, financial condition, results of operations, liquidity, anticipated growth strategies, anticipated trends in our industry, our potential growth opportunities, plans and objectives. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements include but are not limited to:

▪	our expectation regarding the future growth of the seed and ag-chemical market and larger agriculture market;

▪	our ability to adapt to continuous technological change in our industry;

▪	our ability to maintain our collaboration agreements with our current collaborators;

▪	our ability to enter into new collaboration agreements and expand our research and development to new fields, traits and crops;

▪
our ability to pursue new business models, such as a business model in which we pay for our own research and development costs and enter into collaboration agreements only in the later stages of product development;

▪	our expectation regarding the commercial trait value of our key products in yield and abiotic stress and biotic stress;

▪	our expectation regarding regulatory approval of products developed by our collaborators;

▪	our expectation that products containing our seed traits will be commercialized and we will earn royalties from the sales of such products;

▪	our ability to successfully develop our ag-chemical operations, enter into collaboration agreements to develop ag-chemical products and eventually commercialize ag-chemical products;

▪	our ability to successfully develop our Insect Resistance operations, enter into collaboration agreements to develop Insect Resistance products and eventually commercialize Insect Resistance products;

▪	our ability to successfully develop improved castor bean seed varieties that serve as a viable alternative second generation feedstock for biodiesel and for other usages;

▪	our ability to maintain and recruit knowledgeable or specialized personnel to perform our research and development work;

▪	our ability to assemble, store, integrate, and analyze significant amounts of public and proprietary genomic data;

▪
our ability to improve our existing computational technologies and our screening and validation systems and to develop and launch new computational technologies and screening and validation systems; and

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

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. All of the forward-looking statements we have included in this annual report are based on information available to us on the date of this annual report. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changes in our expectations or otherwise.

CERTAIN ADDITIONAL TERMS AND CONVENTIONS

In this annual report, unless the context otherwise requires:

▪	references to the “IPO” refer to the initial public offering of our ordinary shares and the listing thereof on the New York Stock Exchange, which offering was consummated on November 26, 2013;

▪	references to “ordinary shares”, “our shares” and similar expressions refer to our Ordinary Shares, par value NIS 0.02 per share;

▪	references to the “articles of association” or “amended articles” are to our Amended and Restated Articles of Association, which became effective upon the closing of the IPO, as subsequently amended;

▪	references to the “Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

▪	references to the “Securities Act” are to the Securities Act of 1933, as amended;

▪	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

▪	references to the “NYSE” are to the New York Stock Exchange;

▪	references to the “Listed Company Manual” are to the NYSE Listed Company Manual; and

▪	references to the “SEC” are to the United States Securities and Exchange Commission.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.           Selected Financial Data

The following tables set forth our selected consolidated financial data. You should read the following selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report. Historical results are not necessarily indicative of the results that may be expected in the future. Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

The selected consolidated statements of comprehensive income (loss) data for each of the years in the three-year period ended December 31, 2014 and the consolidated balance sheet data as of December 31, 2013 and December 31, 2014 are derived from our audited consolidated financial statements appearing in this annual report. The consolidated statements of comprehensive income (loss) data for each of the years ended December 31, 2010 and December 31, 2011 and the consolidated balance sheet data as of December 31, 2011 and December 31, 2012 are derived from our audited consolidated financial statements that are not included in this annual report.
	Year ended December 31, (in thousands, except share and per share data)
	2010	2011	2012	2013	2014
Consolidated Statements of Comprehensive Income (loss):
Revenues:
Research and development payments, including up-front payments	10,080	12,055	13,914	15,028	14,198
Share purchase related revenues	2,483	2,846	3,158	2,553	313
Total Revenue	$12,563	$14,901	$17,072	$17,581	$14,511
Cost of revenues	5,811	8,247	9,552	10,114	9,709
Gross profit	6,752	6,654	7,520	7,467	4,802
Operating expenses:
Research and development, net	5,544	6,384	7,252	11,107	14,022
Business development	1,062	1,136	1,159	1,517	1,851
General and administrative	2,123	2,317	2,235	3,564	4,185
Total operating expenses	8,729	9,837	10,646	16,188	20,058
Operating loss	(1,977)	(3,183)	(3,126)	(8,721)	(15,256)
Financing income	724	5,023	972	1,179	2,242
Financing expenses	(5,717)	(1,195)	(294)	(1,336)	(1,516)
Income (loss) before taxes on income	(6,970)	645	(2,448)	(8,878)	(14,530)
Taxes on income	-	-	74	-	-
Net income (loss)	(6,970)	645	(2,522)	(8,878)	(14,530)
Other comprehensive loss:
Unrealized loss on derivatives	-	-	-	-	(222)
Total comprehensive income (loss)	$(6,970)	$645	$(2,522)	$(8,878)	$(14,752)
Basic net income (loss) per share	$(0.48)	$0.04	$(0.14)	$(0.45)	$(0.58)
Diluted net income (loss) per share	$(0.48)	$0.03	$(0.14)	$(0.45)	$(0.58)
Weighted average number of ordinary shares used in computing basic income (loss) per share (1)	14,824,703	17,505,136	18,421,568	19,532,010	25,100,556
Weighted average number of ordinary shares used in computing diluted income (loss) per share (1)	14,824,703	18,731,118	18,421,568	19,532,010	25,100,556

	As of December 31,
	2011	2012	2013	2014
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,465	$24,262	$95,454	$5,213
Marketable securities	34,672	30,868	31,452	80,040
Short-term bank deposits	17,652	-	-	30,046
Trade receivables	800	1,542	1,913	1,183
Total current assets	60,570	57,322	129,552	118,371
Deferred revenues and other advances	11,710	8,379	2,535	1,964
Total liabilities	19,801	16,596	12,564	11,504
Working capital (2)	51,490	47,823	120,978	110,452
Shareholders’ equity	48,089	48,259	124,747	116,082

The share capital of the company is composed of 25,350,954 ordinary shares as of December 31, 2014
_____________________

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

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission, or the “SEC”, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements and Industry Data” on page 4.

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

Seeds containing the traits that we develop may never become commercialized for any of the following reasons:

▪	our partners may decide to discontinue, pause, or reduce the scope of, the development efforts for any of the products on which we collaborate.

▪	we may fail to satisfy relevant milestones under the agreements with our collaborators;

▪	our traits may not be successfully validated in the target plants or may not have the desired effect sought by our collaborators on the relevant crop;

▪	our collaborators may be unable to obtain the requisite regulatory approvals for the seeds containing our traits;

▪	our competitors may launch competing or more effective seed traits or seeds;

▪	our collaborators may be unable to fully develop and commercialize products containing our seed traits or may decide, for whatever reason, not to commercialize such products; and

▪	a market may not exist for seeds containing our traits or such seeds may not be commercially successful; and

▪	we may be unable to patent our traits in the necessary jurisdictions.

Our product development cycle is lengthy and uncertain, and we may never earn royalties on the sale of products containing our seed traits.

Research and development in the seed and ag-chemical and larger agriculture industries is expensive and prolonged and entails considerable uncertainty. We may spend many years and dedicate significant financial and other resources developing products that will never be commercialized. The process of discovering, developing and commercializing a seed trait (through either genetic modification or advanced breeding) or an ag-chemical product involves several phases, and we estimate that it will take seven to thirteen years from discovery to commercialization of a product containing our seed trait and at least twelve years in the case of an ag-chemical product. The timelines for development of products by our partners may extend beyond our expectations for many reasons, such as:

▪	our partners may revise the process of product development or make other decisions regarding their product development pipelines that may extend the period of product development.

▪	our partners may prioritize other development activities ahead of development activities with respect to the products on which we collaborate;

▪	our technology (traits or ag-chemical products) may not be successfully validated in the target plants or may not have the desired effect sought by our collaborators on the relevant crop; and

▪	our collaborators may be unable to obtain the requisite regulatory approvals for the seeds containing our technologies (traits or ag-chem products) within expected timelines.

We currently have 29 seed traits under development, of which 24 are developed with our collaborators, most of which are in Discovery and Phase I, with two products in Phase II. See “Item 4.B—Business Overview—Product Development Cycle—Seed Trait Product Development Cycle” for a description of these phases. It may take at least six more years, if at all, before the first products containing our seed traits complete the development process and become commercially available, however we have little to no certainty as to which, if any, of these products will eventually reach commercialization. Because of the long product development cycle and the complexities and uncertainties associated with chemical and biotechnological research, there is significant uncertainty as to whether we will ever generate significant royalties from the products that we are developing.

We derive substantially all of our current revenues from our strategic collaborations, most significantly with Monsanto and Bayer, and the termination or non-renewal of these collaborations would have a material adverse effect on our results of operations.

We have entered into multiple collaboration agreements and related arrangements, most significantly with Monsanto Company, or Monsanto, and we have collaboration agreements with most of the world’s leading seed and ag-chemical companies, including subsidiaries or affiliates of Monsanto, Bayer AG, or Bayer, under which we currently generate revenues through research and development payments, up-front payments, milestone payments and revenues from shares purchased at a premium. Monsanto and Bayer are expected to continue to account for a substantial amount of our revenues for the next few years. In particular, revenues from Monsanto accounted for 59.8%, 62.4% and 70.1% of our total revenues in the years ended December 31, 2014, 2013 and 2012, respectively. Revenues from Bayer accounted for 27.1%, 32.4%, and 24.1% of our total revenues in the years ended December 31, 2014, 2013 and 2012, respectively. Our current agreement with Monsanto was signed in 2008 and was extended in November 2011 and again in October 2013. With respect to our abiotic stress activities under the extended agreement, the collaboration period (i.e., the period of active computational discovery efforts, separate from validation efforts that may follow) is scheduled to expire in August 2016, and is followed by more than a year of validation activities; for biotic stress activities, the collaboration period, including validation efforts, is scheduled to expire in August 2019. We entered into two separate multi-year collaboration agreements with Bayer, the first covering rice in April 2009, the collaboration period under which expired in April 2012, and the second covering wheat in December 2010, the collaboration period under which (i.e., the period for performance of research and development activities prescribed under the agreement) is scheduled to expire in the first quarter of 2017. See “Item 4.B.Business Overview—Key Collaborations.” We are substantially dependent on Monsanto and, to a lesser extent, on Bayer and our other collaborators to pay us annual research and development fees and milestone fees upon the occurrence of certain milestone events. The termination or non-renewal of our agreements with Monsanto and Bayer would have a material adverse effect on our business, financial condition, results of operations and prospects.

There are only a few companies in our seed and ag-chemical market, and we rely on a limited number of collaborators to develop and commercialize products containing our technologies (seed traits and ag-chemicals).

The seed and ag-chemical market is highly consolidated and dominated by a relatively small number of large companies. For example, according to Phillips McDougall’s 2012 Industry Presentation on the Global Seed Market, in 2012, only five agricultural and seed companies, Monsanto, E.I. du Pont de Nemours and Company, or DuPont, Syngenta AG, or Syngenta, Bayer and Limagrain Cereal Seeds, LLC, or Limagrain controlled more than 60% of market value in the global seed market. We are currently undertaking collaborations with these companies to develop improved seeds. Due to the small number of companies in our market, there are limited opportunities for us to grow our business with new collaborators. In addition, if we fail to develop or maintain our relationships with any of our current collaborators, we could not only lose our opportunity to work with that collaborator, but we could also suffer a reputational risk that could impact our relationships with other collaborators in what is a relatively small industry community.

We are currently working either with collaborators or on independent projects to research and develop 29 different seed traits and ag-chemical products. While we seek to expand our portfolio of traits in the future, the research and development required to discover and develop new traits is costly, time-intensive and requires significant infrastructure resources. Therefore, in order to discover and develop new traits, we must either enter into new collaborations with seed and ag-chemical companies or develop the traits ourselves, independent of any collaborators. If we are unable to enter into new collaborations, or if we do not have the resources to develop the capabilities necessary to discover and develop new seed traits independently, we may not be able to expand our portfolio of traits, which could have a material adverse effect on our business prospects.

A decrease in research expenditures in the seed and ag-chemical markets may jeopardize the continuation of our collaborations with seed and ag-chemical companies and adversely impact our ability to extend existing collaborations or enter into new ones.

The budget for, and size of, research and development expenditures of our existing and potential collaborators, may be reduced for several reasons, such as, for example, the decrease in commodity prices that occurred in 2014 (one example of such decrease is corn prices which decreased from around 7 USD/bushel in mid-2013 to less than 4 USD/bushel in late 2014. This development may, in turn, adversely impact the size of the research payments that we may receive from these collaborators, as well as our ability to extend existing collaborations or enter into new ones.

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

In addition to our seed trait business, we are currently developing solutions for crop protection and enhancement through chemistry, or ag-chemistry. Although our computational technologies PoinTar and PointHit are designed to develop such ag-chemical products, and although we continue to develop additional technologies, we still need to compile all the data that our technologies need to analyze in order to discover and develop new products. We are developing these products through a novel approach, focused on biologically significant proteins called “targets,” which is similar to certain approaches pharmaceutical companies undertake to develop new drugs. We currently do not have any collaborators for our ag-chemical products, and therefore are currently funding our data-collection and research and development efforts relating to our ag-chemical products ourselves. Our efforts to develop novel ag-chemical products may fail for a variety of reasons, including:

▪	Our failure to compile a sufficient amount of data and to develop the technological tools necessary to discover and develop any ag-chemical products;

▪	Our failure to enter into collaborations similar to those in our seed trait activity;

▪	The failure of our relatively novel target-based approach to lead to an effective product or failure to identify chemical compounds that will display required level of performance; and

▪	Our failure to obtain sufficient funding to fully execute our ag-chemical business plan.

Furthermore, even if we are able to discover and develop an effective product, it may not be successful if we are unable to find collaborators to undertake the advanced stages of product development and to market and commercialize the product. If our efforts to develop ag-chemical products are unsuccessful, our results of operations could be negatively impacted.

Evofuel, our wholly owned subsidiary that develops seeds for biodiesel and other uses, may not be successful for a number of reasons.

Our wholly owned subsidiary Evofuel is currently developing improved, high-yield castor bean seeds to be used as a source of non-edible feedstock for the biodiesel market and other industries. The renewable energy market in general and the biodiesel market more specifically are not well established and are evolving. Furthermore, the biodiesel market faces continuing competition from traditional petroleum-based fuels, and demand for biodiesel fluctuates with changing oil and gas prices. Specifically in late 2014, crude oil prices are as low as were in 2008 – nearly $50 per brl. in order for our castor bean seeds to be an attractive feedstock for biodiesel, we will need to demonstrate on a commercial scale that castor beans can reliably be used as a cost-efficient feedstock for biodiesel production. We will also need to show that the production cost and sales price of castor bean-based biodiesel are competitive with those of traditional oil and gas. The success of these operations will largely depend on our ability to address several unique challenges, including:

▪	the yields of our castor seed varieties on commercial scale under rain-fed conditions, securing economic viability as biodiesel feedstock;

▪	the ability to harvest castor bean in an efficient mechanized manner;

▪	the cost of producing castor bean grains, allowing grower profitability;

▪	Adoption on large scale by growers of castor, including the successful management of diseases, pets and castor volunteers;

▪	the risk that farmers may decide not to grow “second season” replacement crops such as the castor bean;

▪	the health and environmental risks posed by the castor bean seed, which contains a naturally occurring poison called ricin;

▪	any regulatory concerns related to sales of castor beans, particularly related to the import of such beans and the potential effects of ricin; and

▪	the sustainability of our production and the biodiesel end-product.

In addition, we have no prior experience operating as a seed company. We will therefore be operating in a new industry, with little knowledge of the dynamics involved in producing and selling seeds.

Prior to addressing the biodiesel market, Evofuel expects to address other oil industries and take advantage of the premium oil prices paid by the industrial market. Furthermore, we are working to design improved castor bean seeds and address each of these issues so that we are able to grow a sufficient and sustainable amount of castor bean plants at a low cost. We have entered into strategic collaborations with SLC Agricola S.A., or SLC Agricola and Insolo Agroindustrial S/A, or Insolo, two agri-busniesses operating in farms in northeast Brazil; T6 Industrial S.A., or T6, a leading Argentinian biodiesel producer; and CNH, a leader in development and commercialization of harvesting equipment, which we expect will eventually facilitate commercialization of the castor beans we are currently developing. We are unable to foresee when significant sales will commence, and we do not expect to start selling seeds before 2016. Furthermore, there can be no assurance that our collaborations with SLC Agricola, Insolo, T6 or CNH will ultimately result in a commercialized castor bean seed. If we are unable to adequately address any of these issues, we may not find a market for our castor bean seeds and our results of operations could be materially and adversely affected.

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

The vast majority of our workforce is involved in research and development. Our business is therefore dependent on our ability to recruit and maintain a highly skilled and educated workforce with expertise in a range of disciplines, including biology, chemistry, plant genetics, agronomics, entomology, mathematics, computer science and other subjects relevant to our operations. For example, approximately 28% of our staff holds a PhD. The number of qualified and highly educated personnel in Israel, where all of our operations are located, is limited and competition for the services of such persons is intense. Although we have employment agreements with all of our employees, most of these agreements may be terminated upon short notice. The failure to hire and retain skilled and highly educated personnel could limit our growth and hinder our research and development efforts.

We have recently begun to develop certain technologies (seed traits and ag-chemicals) independent of our collaborators, and we may need to finance the cost of the initial development phase of such technologies ourselves.

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

Our business is generally subject to two types of regulations: regulations that apply to how we operate and regulations that apply to products containing our seed traits. We apply for and maintain the regulatory approvals necessary for our operations, particularly those covering our field trials, while our collaborators apply for and maintain regulatory approvals necessary for the commercialization of products containing our seed traits. More recently, regulators have implemented delays in approving genetically engineered crops due to environmental concerns and negative publicity. Field trials for our seed traits that are performed in Israel are subject to Israeli regulations, and field trials that are being executed in the U.S. by local subcontractors are regulated by local regulation. We believe that our current activities are compliant with all currently applicable Israeli regulations, however we may become subject to new or revised regulations or approvals in the future. Furthermore, any violation of these regulations could expose us to criminal penalties.

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

Our computational technologies rely on our IT system to collect and analyze the genomic data we discover. We store significant amounts of data, and as of December 31, 2014, we had compiled over 500 terabytes of data. Although we are developing back-up storage for our stored data, there can be no assurance that our back-up storage arrangements will be effective if it becomes necessary to rely on them. Furthermore, we can provide no assurance that our current IT system is fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats.

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

We are active in the field of biotech research and development in seeds and crop protection, including genetically modified, or “GM” seeds. Foods made from such seeds are not accepted by many consumers and in certain countries production of certain GM crops is effectively prohibited, including throughout the European Union, due to concerns over such products’ effects on food safety and the environment. The high public profile of biotechnology in food production and lack of consumer acceptance of products to which we have devoted substantial resources could negatively affect our public image and results of operations. The prohibition on the production of certain GM crops in select countries and the current resistance from consumer groups, particularly in Europe, to GM crops not only limits our access to such markets but also has the potential to spread to and influence the acceptance of products developed through biotechnology in other regions of the world and may also influence regulators in other countries to limit or ban production of GM crops, which could limit the commercial opportunities to exploit biotechnology.

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

We have a history of losses, and incurred operating losses of $15.3 million, $8.7 million and $3.1 million for the years ended December 31, 2014, 2013 and 2012, respectively. Although we are currently developing 29 distinct seed traits and ag-chemical products, there can be no assurance that these traits will result in commercially successful products. We expect to continue to incur losses in future periods, until we begin earning royalties on the products we are currently developing and any new seed traits we develop in the future, which may not occur for at least six more years, if at all. Because we will incur significant costs and expenses for these efforts before we obtain any incremental revenues from them, our losses in future periods could be significant. In addition, we may find that these efforts are more expensive than we anticipate or that they do not result in profitability in the time period we anticipate, which would further increase our losses. If we are unable to adequately control the costs associated with operating our business, including our costs of development and sales, our business, financial condition, operating results and prospects will suffer.

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

We currently face significant competition in the markets in which we operate. The markets for seed traits and ag-chemicals are intensely competitive and rapidly changing. Many companies engage in research and development of seed traits and ag-chemicals, and speed in getting a new product to market can be a significant competitive advantage. As an example, over the past decade some of our competitors have enhanced research and development budgets allocated for seeds that are more significant than our budget. In most segments of the seed and ag-chemical market, the number of products available to the consumer is steadily increasing as new products are introduced. At the same time, an increasing number of products are coming off patent and are thus available to generic manufacturers for production. We may be unable to compete successfully against our current and future competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for products containing our traits. In addition, many of our competitors have substantially greater financial, marketing, sales, distribution and technical resources than us and some of our collaborators have more experience in research and development, regulatory matters, manufacturing and marketing. We anticipate increased competition in the future as new companies enter the market and new technologies become available. Our technology may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors, which will prevent or limit our ability to generate revenues from the commercialization of our technology.

We may be required to pay royalties to employees who develop inventions that have been or will be commercialized by us, even if the rights to such inventions have been assigned to us and the employees have waived their rights to royalties or other additional compensation.

Under the Israeli Patents Law, 5727-1967, if there is no agreement that prescribes whether, to what extent and on what conditions an employee is entitled to remuneration from commercialization of an invention developed by or with the contribution of such employee, then such matter is decided by a government-appointed compensation and royalties committee, or the Committee, established under the Patents Law. Recent decisions by the Committee have created uncertainty in this area, as it held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. Further, the Committee has not yet determined the method for calculating this Committee-enforced remuneration or the criteria or circumstances under which an employee’s assignment of all rights and/or waiver of his or her right to remuneration will be disregarded. A significant portion of our intellectual property (including our patents) has been developed by our employees in the course of their employment for us. All of our employees execute invention assignment agreements upon commencement of employment, in which they assign their rights to potential inventions and acknowledge that they will not be entitled to additional compensation or royalties from commercialization of inventions. However, given the foregoing uncertainty with respect to the enforceability of a waiver of the right to future royalties, we may be required to pay royalties to our employees who have invented intellectual property that we have commercialized, which in turn may have a material adverse effect on our results of operations.

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

While none of our products are currently available for sale, our future growth relies on the ability of our collaborators to commercialize and market our products, and any restrictions on such activities could materially and adversely impact our business and results of operations. Any changes in regulations in countries where GM crops are grown or exported into could result in our collaborators being unable or unwilling to develop, commercialize or sell products that incorporate our traits. In addition, we rely on patents and other forms of intellectual property protection. Legislation and jurisprudence on patent protection in the key target markets where we seek patent protection, such as the United States and the European Union, is evolving and changes in laws could affect our ability to obtain or maintain patent protection for our products. Any changes to these existing laws and regulations may materially increase our costs of operation, decrease our operating revenues and disrupt our business. See “Item 4.B. Information on the Company—Business Overview—Government Regulation” and “Item 4.B. Business Overview— Regulation of Products Containing Our Traits.”

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

The prospective establishment of our new R&D facility in the U.S. signifies our entry into international operations, which will expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

As we have announced previously, we plan to establish a research and development facility in the Bio-Research and Development Growth (BRDG) Park on the campus of the Donald Danforth Plant Science Center in St. Louis, Missouri, as part of our entry into the field of advanced solutions for insect control.  Our physical presence in, and the accompanying expansion of our operations into, the United States will expose us more significantly to some of the operational risks that accompany doing business internationally, including:

•	fluctuations in foreign currency exchange rates;

•	potentially adverse tax consequences;

•	difficulties in staffing and managing foreign operations;

•	hiring and retention of employees and/or consultants under foreign employment laws with which we are not familiar;

•	laws and business practices that sometimes favor local competition;

•	compliance with complex foreign laws, treaties and regulations;

•	tariffs, trade barriers and other regulatory or contractual limitations on our ability to develop (and, when applicable in the future, sell) our solutions in certain foreign markets; and

•	being subject to the laws, regulations and the court systems of multiple jurisdictions.

Our failure to manage the market and operational risks associated with international operations effectively could limit the future growth of our business and adversely affect our operating results.

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

We are incorporated under Israeli law and our principal offices and research and development facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2013. In mid-2006, Israel was engaged in an armed conflict with Hezbollah in Lebanon, resulting in thousands of rockets being fired from Lebanon and disrupting most day-to-day civilian activity in northern Israel. Starting in December 2008, for approximately three weeks, Israel engaged in an armed conflict with Hamas in the Gaza Strip, which involved rocket attacks against civilian targets in various parts of Israel and negatively affected business conditions in Israel. A similar conflict arose due to Hamas rocket attacks against Israeli civilian targets in November 2012, and recently during July-August 2014, during which Israel responded to rocket attacks by engaging in an armed conflict with Hamas in the Gaza Strip. Our principal place of business is located in Rehovot, Israel, which is approximately 30 miles from the nearest point of the border with the Gaza Strip. There can be no assurance that attacks launched from the Gaza Strip will not reach our facilities, or that hostilities will not otherwise cause a significant disruption to our operations, such as preventing our employees from reaching our facilities and limiting our ability to monitor and otherwise conduct the crop and other experiments we conduct at the facilities.

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

As of December 31, 2014, we had 207 full-time and 61 part-time employees, all of whom were based in Israel. Our employees in Israel, including executive officers, may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 45 (and in some cases, up to 49) and, in emergency circumstances, could be called to active duty. In response to increased tension and hostilities, since September 2000 there have been occasional call-ups of military reservists, including in connection with the mid-2006 war in Lebanon and the December 2008, November 2012 and July-August 2014 conflicts with Hamas, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our male employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our operations, business and results of operations.

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

In order to remain eligible for the tax benefits of an Approved Enterprise and Beneficiary Enterprise, we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and in a tax ruling we received in October 2010, or the Tax Ruling. If we do not meet these requirements, we may not be eligible to receive tax benefits and we could be required to refund any tax benefits that we may receive in the future, in whole or in part, with interest. Further, the tax benefits available under the Investment Law may be terminated or reduced in the future. If these tax benefits are terminated, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2014 was 26.5% and remains the same for the 2015 tax year. See “Item 10.E.Taxation—Israeli Tax Considerations and Government Programs—General Corporate Tax Structure in Israel.”

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

Exchange rate fluctuations between the U.S. dollar and the NIS may negatively affect our earnings and we have only partially hedged against such fluctuations.

Most of our revenues are denominated in U.S. dollars. The percentage of our revenues denominated in U.S. dollars accounted for 76.1%, 70.6% and 74.7% of our revenues in 2014, 2013 and 2012, respectively. We incur expenses primarily in NIS, however, and our expenses in NIS accounted for 88.8%, 91.7% and 89.8% of our expenses in 2014, 2013 and 2012, respectively. As a result, any appreciation of the NIS relative to the U.S. dollar (as occurred in 2012 and 2013) would adversely impact our profitability due to the portion of our expenses that are incurred in NIS. As of December 31, 2014, we held NIS/USD hedging contracts (forward contracts) designated as hedges of expected future operating expenses. If we continue to enter into hedging contracts in the future, we may be unsuccessful in protecting against currency exchange rate fluctuations. Future currency exchange rate fluctuations could adversely affect our profitability. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Risk.”

We have received Israeli government grants for certain of our research and development activities. The terms of these grants may require us to satisfy specified conditions in order to develop and transfer technologies supported by such grants outside of Israel. In addition, in some circumstances, we may be required to pay penalties in addition to repaying the grants.

Our research and development operations have been partly financed through certain governmental grants, which impose certain restrictions on the transfer outside of Israel of the underlying know-how and the manufacturing or manufacturing rights of the underlying products and technologies. As of December 31, 2014, we had received approximately $4.5 million (approximately NIS 17.5 million) of such grants, on which interest of approximately $1 million (approximately NIS 3.7 million) had accrued as of such date. We may not receive the required approvals should we wish to transfer this know-how, technology or manufacturing rights outside of Israel in the future or, if we receive such required approvals, they may be subject to certain conditions and payment obligations. See “Item 5.B Liquidity and Capital Resources—Government Grants.”

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

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by Israeli law and by our amended and restated articles of association, or our “articles of association,” approved by our shareholders in May 2014 at our general shareholders meeting. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company has a duty to act in fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. See “Item 6.C Board Practices—Approval of Related Party Transactions Under Israeli Law—Shareholder Duties.” Since Israeli corporate law underwent extensive revisions approximately 13 years ago, the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

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

These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.

Risks Related to Our Ordinary Shares and the Trading of Our Ordinary Shares

The price of our ordinary shares may fluctuate significantly.

Our ordinary shares were first offered publicly in the United States after our initial public offering in the United States, or IPO, in November 2013, at a price of $14.75 per share, and our ordinary shares have subsequently traded on the NYSE as high as $19.99 per share and as low as $8.20 and as of April 15, 2015 were trading at $10.01 per share.

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

Although our ordinary shares are listed on the New York Stock Exchange, or the “NYSE”, an active trading market on the NYSE for our ordinary shares may not be sustained. If an active market for our ordinary shares is not sustained, it may be difficult to sell ordinary shares in the U.S.

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

The market price of our ordinary shares may decline if we or our shareholders sell substantial amounts of our ordinary shares, either the NYSE or the Tel Aviv Stock Exchange, or the “TASE,” or if there is a public perception that these sales may occur in the future.

Raising additional capital by issuing securities may cause dilution to existing shareholders.

In the future, we may increase our capital resources by additional offerings of equity securities. Because our decision to issue equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our ordinary shares bear the risk of our future offerings reducing the market price of our ordinary shares and diluting their shareholdings in us.

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

We could become subject to parallel reporting obligations in Israel and the United States, which could increase compliance costs and divert management attention.

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

The requirements of being a public company in the United States and Israel may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

Changing laws, regulations and standards, in the United States or Israel, relating to corporate governance and public disclosure and other matters, may be implemented in the future, which may increase our legal and financial compliance costs, make some activities more time consuming and divert management’s time and attention from revenue-generating activities to compliance activities.   If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.  Being a publicly traded company in the United States and Israel and being subject to U.S. and Israeli rules and regulations make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.  These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

As a public company whose ordinary shares are listed in the United States, we will continue to incur significant accounting, legal and other expenses, including costs associated with our reporting requirements under the Exchange Act. We could also incur additional costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” rules implemented by the SEC and the NYSE, and provisions of Israeli corporate law applicable to public companies. The Exchange Act requires that we file annual and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. These rules and regulations could continue to increase our legal and financial compliance costs, such as the cost of hiring consultants or testing compliance processes, and make some activities more time-consuming and costly. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

As an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act,” we take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act (and the rules and regulations of the SEC thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them.

As an “emerging growth company”, we are currently not required to obtain an auditor attestation regarding management’s assessment of our internal control.  Further, if we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or if our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our share price may suffer.

As of this annual report, we are required to comply with the requirements of Section 404(a) of the Sarbanes-Oxley Act pursuant to which our management is required to report on the effectiveness of our internal control over financial reporting. Accordingly, only in 2014 did we commence the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. This process requires the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. We cannot predict whether we will need to implement remedial actions in the future in order to maintain effective control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate.

Further, under the JOBS Act, as of December 31, 2014, we are not required to obtain an auditor attestation to the effectiveness of our internal control over financial reporting under Section 404(b) since, among other things, as of June 30, 2014, our market capitalization related to public holdings was under $700 million and our status as an “emerging growth company” was preserved. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) December 31, 2018, the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. Unless we lose our status as an “emerging growth company” under the JOBS Act, we will not be required to obtain an auditor attestation under Section 404(b) of the Sarbanes-Oxley Act until the year ended December 31, 2018.  If some investors find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

As a foreign private issuer we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, we are permitted to disclose limited compensation information for our executive officers on an individual basis and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. Despite this, we have undertaken to our shareholders to report our financial results on a quarterly basis. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

As a foreign private issuer, we follow home country corporate governance practices instead of certain NYSE corporate governance requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, in reliance on Section 303A.11 of the Listed Company Manual, which permits a foreign private issuer to follow the corporate governance practices of its home country, we have chosen to follow certain Israeli corporate governance practices instead of those otherwise required under the NYSE corporate governance standards for U.S. domestic issuers. For example, in lieu of complying with certain NYSE corporate governance requirements, we follow home country practices in Israel with respect to separate executive sessions of independent directors and non-management directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company and issuances of more than 1% of our outstanding shares or voting power to our affiliates). In addition, we did not adopt corporate governance guidelines, which are required of U.S. companies under NYSE rules. Accordingly, our shareholders are not afforded the same protection as provided under NYSE corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on NYSE may provide less protection than is accorded to investors of domestic issuers. For further discussion, see “Item 16G.Corporate Governance.”

While we take advantage of certain exemptions applicable to foreign private issuers under the U.S. federal securities laws and NYSE rules, our disclosure practices are still more burdensome than many other Israeli companies whose securities are traded in the United States. Although not required to do so pursuant to the exemption for foreign private issuers under NYSE corporate governance rules, we have undertaken to our shareholders to (i) continue reporting our financial results on a quarterly basis and (ii) continue disclosing management and board compensation in accordance with the applicable requirements under the Israeli Securities Law. Providing this information imposes additional obligations on us that are unusual for Israeli companies whose securities are traded in the U.S.

We may lose our status as a foreign private issuer, which would increase our compliance costs and could thereby negatively impact our results of operations.

We would lose our foreign private issuer status if (a) a majority of our outstanding voting securities were either directly or indirectly owned of record by residents of the United States and (b)(i) a majority of our executive officers or directors were United States citizens or residents, (ii) more than 50 percent of our assets were located in the United States or (iii) our business were administered principally outside the United States. Our loss of foreign private issuer status would make U.S. regulatory provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose, under U.S. law, more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for United States federal income tax purposes. According to these rules, a publicly traded non-U.S. corporation may treat the aggregate fair market value of its assets as being equal to the sum of the aggregate value of its outstanding shares (“Market Capitalization”) and the total amount of its liabilities. We take the position that the excess of our Market Capitalization plus liabilities over the book value of all of our assets (“Goodwill”) may generally be treated as a non-passive asset to the extent attributable to our non-passive activities. Based on certain estimates of our gross income and gross assets and the nature of our business, were believe that we were classified as a PFIC in 2014 and we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2015; however, because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because the value of our gross assets is likely to be determined in large party by reference to the market prices of our securities, we could be classified as a PFIC for a given taxable year if our Market Capitalization were to decrease significantly.

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

A.           History and Development of the Company

Our History

Our company was founded in 2000 as Agro Leads Ltd., a division of Compugen Ltd. In 2002, the company was spun-off as an independent corporation under the laws of the State of Israel, and changed its name to Evogene Ltd. Today, we are a plant genomics company that uses a comprehensive and integrated technology infrastructure to enhance seed traits underlying crop performance and productivity through biotechnology and advanced breeding methods. Our business focuses on three distinct operations: (i) seed traits, (ii) ag-chemicals and (iii) seeds, focusing on developing improved castor bean seeds to serve as feedstock source for biofuel and other industrial uses. In January 2012, we established Evofuel Ltd., our wholly owned subsidiary incorporated in Israel, to focus on the development of improved castor bean seeds under our seeds activity. We currently participate in more than ten collaboration agreements with world-leading seed and agriculture companies and work either with collaborators or on independent projects to research and develop 29 different seed traits and ag-chemical products in various stages of development.

In June 2007, we completed an initial public offering in Israel and listed our ordinary shares on the TASE. We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-283872-3. Our purpose as set forth in our articles of association is to engage in any lawful business.

In November 2013, we consummated our IPO and listed our ordinary shares on the NYSE.

Our principal executive offices are located at 13 Gad Feinstein Street, Park Rehovot P.O.B 2100, Rehovot 7612002, Israel and our telephone number is +972-8-931-1900. Our authorized representative in the United States and agent for service of process in the United States, Puglisi & Associates, is located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. Our website address is www.evogene.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.

         In February 2015, we announced the signing of a Letter of Intent with plans to establish a research and development facility in the Bio-Research and Development Growth (BRDG) Park, in St. Louis, Missouri, united states. The establishment of the facility is a key component of the Company's previously disclosed entry into the field of insect control.

Principal Capital Expenditures

Our capital expenditures for fiscal years 2014, 2013 and 2012 amounted to $3.8 million, $1.8 million and $2.1 million, respectively. Our capital expenditures during those years consisted of investments in property, plant and equipment and in intangible assets. We anticipate our capital expenditures in fiscal year 2015 to include payments for establishing new validation and data generation capabilities, primarily for insect resistance traits; creating infrastructure for chemical screening and handling; and up-scaling our field trial activities toward commercialization of castor seeds. We anticipate our capital expenditures in 2015 to be financed by proceeds from our IPO.

B.           Business Overview

Overview

We are a plant genomics company that uses a comprehensive and integrated technology infrastructure to enhance seed traits underlying crop performance and productivity through biotechnology and advanced breeding methods. We have strategic collaborations with world-leading agricultural companies, primarily to develop traits for improved yield and abiotic stress tolerance (such as improved tolerance to drought, heat and salinity) and biotic stress resistance (such as resistance to disease, pests and insects). The products we develop are focused on essential crops, including corn, soybean, wheat, rice and cotton. We also apply our technology infrastructure to two additional fields: (i) seed-external (such as herbicides and other ag-chemicals applied by the grower in the field) and (ii) seeds, both of which have not yet generated revenue and are in the development stage.

We currently generate revenues primarily through research and development and milestone payments as traits move through development phases, and in the future we expect to receive royalty revenues upon commercialization of products containing traits that we help our collaborators to develop. To date, we have identified and filed patent applications for over 4,000 novel genes and genomic components for the improvement of key traits, hundreds of which are under development in our collaborators’ pipelines. We believe that the extension and renewal of some of our main collaboration agreements highlight the value ascribed to our performance, our capabilities and our proprietary technology infrastructure. However, we are still in the development stages, and it may take at least six more years, if at all, before the first seeds containing our traits complete the development process and become commercially viable. In our seeds business, we expect to commercially launch our first castor varieties in Brazil in 2016. We have a history of losses and incurred operating losses of $15.3 million, $8.7 million and $3.1 million for the years ended December 31, 2014, 2013 and 2012, respectively. For a breakdown of total revenues by segment and by geographic market, see “Item 5.A. Operating Results—Key Measures of Our Performance—Segment Data” and “Item 5.A. Operating Results—Key Measures of Our Performance—Revenues—Geographical Breakdown of Revenues,” respectively.

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

Our Products

We are a plant genomics company that uses a comprehensive and integrated technology infrastructure to enhance seed traits underlying crop performance and productivity through biotechnology and advanced breeding methods. Our business focuses on three distinct product-driven operations: (i) seed traits (divided into (a) yield and abiotic stress, and (b) biotic stress), (ii) seed-external and (iii) seeds. We currently generate all of our revenues from our seed traits operations and a significant majority of our employees are focused on these operations. Our operations in seed external and seeds are in the pre-revenue stage. We are evaluating M&A opportunities for inorganic growth in all our segments of operation.

Seed Traits

In this field, we use our expertise in plant genomics to improve plant performance through biotechnology and advanced breeding, helping address the global demand for food, feed and fuel. Our proprietary computational technologies, validation techniques and other capabilities enable us to identify promising “candidate” genes and genetic markers, or SNPs (i.e., a single-nucleotide polymorphism, which is essentially a DNA sequence variation that occurs when a single nucleotide, a basic gene “building block,” varies from one DNA sequence to another), that have the potential to improve traits of interest, such as yield, drought tolerance, and disease resistance in commercial (or “target”) crops, such as corn, soybean, wheat, rice and cotton. The most promising “candidate” genes will be used to develop improved biotechnological seeds or conventional seeds through certain advanced breeding methods (for example, one way to improve conventional seeds when there is not enough genetic variation within the species, is the discovery of genes, that their down regulation can improve a specific trait. This is performed by generating a population of mutated plants and then selection and evaluation of the plants that exhibit a beneficial mutation in the discovered genes); the SNPs will be used for conventional seeds improvement through advanced breeding. In this field, we have entered into collaboration agreements with some of the world’s leading seed and ag-chemical companies, including Monsanto, Bayer, Pioneer Hi-Bred International, a DuPont entity (“DuPont”), and Syngenta, which license the trait-improving genes that we generate with the goal of introducing these genes into the seeds of commercial crops.

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

In the field of seed traits, we have over ten collaboration agreements with world leading seed and ag-chemical companies, covering a portfolio of 24 products as well as an additional 2 products developed internally and not under collaborations. The products are tailored to address specific market needs across various traits. Under these agreements, hundreds of genes we have discovered are currently undergoing Phase I testing in our collaborators’ pipelines. In addition, under these collaboration agreements, our collaborators have committed to pay us approximately $132 million in the form of research and development and related payments, as well as in the form of purchases of our ordinary shares at a premium. This does not include milestone payments, which we are entitled to when our products advance from phase to phase, or royalties, which we expect to be entitled to once our products are sold to farmers. A substantial majority of our collaborations currently focus on improving traits through biotechnology.

The following table sets forth our products currently under development with our collaborators as well as internal product programs in the field of seed traits:

Product #	Trait (GM and/or non GM)	Crop	Collaborator
Yield and Abiotic Stress Tolerance (1)
1	Yield	Corn	Monsanto, Biogemma (2), DuPont
2	Yield	Soybean	Monsanto
3	Yield	Wheat	Bayer
4	Yield	Cotton	Monsanto
5	Yield	Canola	Monsanto, Viterra Inc., or Viterra
6	Yield	Rice	Bayer, Rasi Seeds Ltd., or Rasi Seeds
7	Yield		Food company (crop and collaborator name cannot be disclosed)
8	Abiotic Stress Tolerance	Corn	Monsanto, Biogemma, DuPont
9	Abiotic Stress Tolerance	Soybean	Monsanto
10	Abiotic Stress Tolerance	Wheat	Bayer
11	Abiotic Stress Tolerance	Cotton	Monsanto, the Centre de Coopération Internationale en Recherche Agronomique pour le Développement, or CIRAD
12	Abiotic Stress Tolerance	Canola	Monsanto
13	Abiotic Stress Tolerance	Rice	Rasi Seeds, DBN
14	Nitrogen Use Efficiency	Corn	Monsanto
15	Nitrogen Use Efficiency	Wheat	Bayer
16	Nitrogen Use Efficiency	Cotton	Monsanto
17	Nitrogen Use Efficiency	Canola	Monsanto
18	Nitrogen Use Efficiency	Rice	DBN
Biotic Stress Resistance (3)
19	Fusarium resistance	Corn	Monsanto
20	Lygus Hesperus	Cotton	Marrone Bio Innovations
21	Asian rust resistance	Soybean	DuPont
22	Nematode resistance	Soybean	Syngenta
23	Black sigatoka resistance	Banana	Rahan Meristem (1998) Ltd.
24	Beet Armyworm	Corn	Marrone Bio Innovations
25	Corn rootworm	Corn	Internal
26	Aphids	Soybean	Internal
__________

(1)	Yield and abiotic stress tolerance refers to a plant’s yield stability over varying environmental conditions and tolerance to environmental stress factors, such as drought and fertilizer utilization.

(2)	The shareholders of Biogemma SAS are Vilmorin & Cie (Limagrain Group), Euralis and RAGT, See “—Key Collaborations—Biogemma.”

(3)	Biotic stress resistance refers to a plant’s disease, pest or insect resistance.

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

Since we initiated our yield and abiotic stress programs, we have assembled a substantial scientific knowledge center on plant mechanisms and biological pathways associated with yield and abiotic stress traits. Currently, we generate proprietary genomic data from 200 different plant species, and have two model validation plants that can validate over 1,000 genes annually under different greenhouse and tissue culture validation assays (i.e. tests designed to analyze plant performance under specific growth conditions, for instance, measuring a plant’s greenhouse seed yield under simulated drought conditions).

We have entered into multiple collaborations in yield and abiotic stress, including multi-year collaborations with Monsanto and Bayer, as well as additional collaborations with seed and ag companies such as Du-Pont, Biogemma, Rasi Seeds, a multinational consumer goods company, and CIRAD.

Our most significant collaborations in yield and abiotic stress include two multi-year agreements with:

▪
Monsanto addressing yield, drought tolerance and fertilizer utilization in corn, soybean, cotton and canola through biotechnology. The collaboration period (i.e., the period of active discovery efforts, separate from continuing validation efforts or continuing diligence and development obligations) under this agreement is eight years and entitles us to approximately $67.4 million in research and development and up-front payments. The collaboration, initiated in 2008, originally focused on gene discovery using our ATHLETE™ computational technology, but a 2011 expansion of the agreement added new research activities, including the use of our new proprietary computational technology, Gene2Product™, for increased trait efficacy. The collaboration was extended and expanded for a second time in October 2013, further enlarging the scope of our research activities. On February 2015, we have disclosed that more than 1,000 Evogene identified and validated candidate genes entered into Monsanto’s yield and abiotic stress product development pipeline and that Evogene's new gene optimization program is being incorporated into the collaboration; and

▪
Bayer addressing yield, drought tolerance and fertilizer utilization in wheat through both biotechnology and advanced breeding. The collaboration period under this agreement (i.e., the period for performance of research and development activities prescribed under the agreement) is scheduled to expire in the first quarter of 2017 and entitles us to approximately €12.6 million in research and development and up-front payments. Our collaboration with Bayer calls for the use of our gene discovery computational technology, ATHLETE™, as well as our computational technology for advanced breeding, EvoBreed™. In July 2014, the agreement with Bayer was amended and the collaboration focus has shifted from discovery of additional genes and SNP’s to the discovery of novel genomic promoters. Genomic promoters are segments of DNA that when used with appropriate genes are an essential component of improving seed trait efficacy by determining the expression pattern for the genes in the plants.

Our agreements in the field of yield and abiotic stress, through December 31, 2014, have accounted for approximately $81.7 in revenues, and in the future could lead to substantial royalty payments if our partners commercialize products that incorporate genes that we license to them. However, because the development cycle of products is lengthy, any revenue from royalty payments may not be earned before six more years, if at all.

In recent years, we have continued to expand our technological capabilities, introducing new computational technologies and launching more advanced versions of our computational technologies. In 2014, we launched PlaNet version 2.0, our advanced platform for predictive gene stacking. Gene stacking is seen by the agriculture industry as essential for enhancing the efficacy of complex traits such as yield improvement. Using this advanced version of PlaNet, we are able to combine multiple genes that together will have an increased probability to improve a desired trait. The upgrade more than doubles the platform’s interaction data sources and types, and incorporating improved algorithms for data analysis.

Together with new validation technologies and new data-collection tools, we continue to enhance our ability to correctly link candidate genes with specific traits. In order to support this effort, in 2014 we conducted our first large data generation field test for corn in the United States.  The test involved over 1,800 plots across 10 acres with the objective of gaining a more detailed understanding of trait characteristics of corn, thereby improving our ability to predict more accurately the key trait features and underlying genetic attributes to focus on in order to improve yield and abiotic stress tolerance for the crop.

These capabilities and assets continue to expand as we enter into additional collaborations and pursue new products. For example, we expect to enter into new collaborations focusing on yield and abiotic stress in the upcoming years for new crops, such as rice, sugar beet and other vegetables, and new traits, such as cold tolerance.

Biotic Stress

Initiated in 2007, our biotic stress programs focus on improving plant resistance to pests, insects and diseases, including nematodes, soil parasites that attack the roots of developing plants, soybean rust, a severe fungal disease, Fusarium, a fungal stalk rot disease in corn, and several insect resistance traits. To perform research activities relating to biotic stress, we leverage a significant amount of the expertise and know-how acquired in our yield and abiotic stress segment. At the same time, we seek to develop unique technological tools and capabilities aimed specifically at biotic stress traits. As the resistance of pests, insects and diseases to existing products that address biotic stress increases, the seed industry is seeking more advanced technological solutions to address these resistance issues. We believe that our cutting-edge technologies, expertise and know-how position us to play an important role in assisting the seed and ag-chemical industry in addressing these resistance issues. The market potential for traits addressing insects and disease is estimated at $7.5B – $8.5B out of which the commercial value of insect resistance products available in the market today is approximately $4.5B (source: Context Network, Cropnosis, internal analysis).

During 2014, we expanded our offering and capabilities with the entry to the field of insect resistance. Enhancement of our capabilities in this field includes the incorporation of very large amounts of microbial genomic data to our data-bases, which until recently included only plant genomic data, in order to enable discovery of microbial genes that may assist plants to cope with insects. We also initiated two internal discovery programs of genes predicted to improve resistance to two key insects, corn rootworm and soybean aphids as well as two additional programs as part of a collaboration we entered with Marrone Bio Innovations Inc. addressing Lygus Hesperus and Beet Armyworm. We estimate that approximately $10 million of investment will be required over the next few years to expand our existing knowledge base, computational capabilities, testing and validation capabilities to support this new field of activity. On February 2015, we announced the establishment of our US R&D site at the Bio-Research and Development Growth (BRDG) Park, developed by Wexford Science & Technology, a BioMed Realty Company, on the campus of the Donald Danforth Plant Science Center in St. Louis, Missouri. The site will initially be focused on validation of genes that will be discovered under Evogene's insect control program, initially for corn rootworm and soybean aphids. The planned facility will incorporate both field specific modifications of the Company’s existing gene testing and validation infrastructure and new capabilities for targeting these and other high impact pests.  The site will feature state-of-the-art laboratories and insect rearing rooms and is projected to be fully operational by the end of 2015.

Furthermore, as part of our insect resistance trait development activity, in 2014 we entered a collaboration with Marrone Bio Innovations Inc. (MBI), for discovery of novel modes of biological action for insect control. The partnership leverages MBI's expertise in microbial-based solutions for pest control and our computational gene discovery capabilities in order to separately develop and commercialize products by each of the companies. Specifically, Evogene is expected to develop biotechnology insect resistance seeds, while MBI will develop biologically-based insecticides, under a revenue sharing arrangement from all insect control products developed through the collaboration. The target insects for the collaboration are Lygus Hesperus, a sucking insect also known as the Western tarnished plant bug; and Spodoptera exigua, a chewing insect commonly known as Beet Armyworm, each of which currently causes significant damage to a variety of major crops.

In the coming years, we plan to expand our presence in the field of disease, nematode resistance and insect resistance through new collaboration agreements. As we undertake new collaborations under our biotic stress program – some potentially involving new crops such as corn, wheat, rice and cotton – we expect to broaden our genomic datasets, improve our scientific know-how, update our computational technologies, and develop additional tailored validation assays.

Seed external

Our seed external division utilizes our core competency in plant genomics and ‘big data’ integration and analysis to develop novel ag-chemical products. We currently focus on the early stages of the product development pipeline, specifically on discovering new herbicides with novel ‘Modes of Action’. Our seed external operations are currently in the development stage and are pre-revenue.

In the future, we plan to evaluate entry into discovery activity to address additional types of crop protection products such as insecticides and fungicides, as well as crop enhancer products that improve yield performance and drought tolerance.

We initiated our seed external operations in 2012, initially in the area of herbicide discovery, aiming at leveraging our existing plant genomics assets and capabilities and applying them for the discovery of biologically essential proteins and ncRNAs (targets), as well as chemical compounds that inhibit the ‘targets’ (hits), resulting with plant’s death, generating a herbicidal effect.

Invasive plants, such as weeds, are a major cause of crop loss; they outgrow other plants and deprive crops of large amounts of water and nutrients – estimated to be a major factor in yield loss in all agriculture crops, recently estimated at annual damage of $100B. Extensive use of herbicides, however, results in accelerated weed resistance, creating substantial weed-management problems for growers. We are working to develop new herbicides with new mechanisms that can mitigate the challenge of increasing weed resistance.

Our herbicide discovery program is designed to assist ag-chemical producers in moving beyond the traditional methods of herbicide discovery by implementing a targeted approach aimed at identifying and developing novel herbicides with new mechanisms (or 'Modes of Action', MOA) to cope with the growing resistance of weeds. We utilize our expertise in plant genomics, as well as our advanced technologies and know-how, to leverage biology to drive chemical discovery, ultimately leading to new herbicides that display new MOAs. In essence, we follow the same development process we use in our seed traits operations, beginning with the production of large genomic and chemicals datasets, moving to the analysis of data using our proprietary computational technologies for data integration and analysis, and ending with validation in plants.

Similar to our seed trait product development cycle, the ag-chemical development cycle for herbicides begins with a discovery stage. We expect that we will specialize in the early stage of the development cycle – aiming to identify novel hits with novel MOA. Specifically, we will use our proprietary computational technology, PoinTar, to perform “target discovery”, which involves the identification of proteins or ncRNAs ‘targets’ that are important to plant function and performance. The ‘targets’ we will be seeking are those that, when inhibited (for instance by a chemical), lead to plant or weed death. The candidate targets are then validated in model plants for the ability when inhibited to lead to plant death. We will also utilize a new computational technology we have recently developed, PointHit, for the identification of chemicals that would inhibit these targets. The PointHit platform will utilize our recently established chemical database. Following the in-silico discovery activity, we will perform in-planta screenings of chemicals to try and pinpoint those chemicals capable of influencing the targets that we have identified, and by extension, creating significant impact on plants.

We have not yet entered into collaborations in the area of herbicide discovery.  We expect that if we enter into collaborations in this field they will be structured similarly to our seed trait collaborations. Our focus, accordingly, will lie in upstream discovery and development. We expect that our collaborators will perform the remaining steps in the product development cycle. Screening will be followed by a “hit-to-lead” optimization process, in which the most promising chemical molecules are further assessed and optimized. If this process successfully indicates that certain chemical molecules have a desired effective impact on plants, these molecules may be developed and commercialized into herbicides. In the final phases, any new chemical product will be registered with the proper regulatory authorities and then launched for commercialization.

We are in the process of establishing our infrastructure and assets for our herbicide discovery activities. During 2014 and early 2015 we made progress in developing the required infrastructure for herbicide discovery: a) The launch in February 2014 of our PoinTar discovery platform, aimed at identifying targets responsible for essential biological processes in weeds, b) Establishment of a target validation system in plants c) Establishment of a chemical database, currently encompassing over 70 million chemicals, derived from a variety of available sources, including synthetic and natural chemistry, d) The launch of our PointHit platform which will utilize the targets identified by the PoinTar platform to discover chemical molecules that inhibit the target within the weed, resulting in weed death, e) Establishment of a robust screen in plants to test the predicted chemical compounds for herbicidal activity. Establishment of this infrastructure enables us to initiate and progress our program for discovery of new herbicides with novel MOA under which we have to date discovered candidate targets, which are currently undergoing validation in our target validation system.

Currently, our product development pipeline includes the following three main products:

Product #	Product	Crop	Collaborator
1	Non-selective herbicide	Row crops	Internal
2	Grasses selective herbicide	Broadleaves	Internal
3	Broadleaf selective herbicide	Grasses	Internal

Seeds

Our wholly owned subsidiary, Evofuel Ltd., or Evofuel, develops seeds for second generation feedstock, intended for use in the alternative fuel industry. We initiated these operations in 2007, which were spun-off from Evogene in January 2012 to operate as a separate company. We currently focus on the development of advanced high-yielding castor bean varieties which are not GM and that can serve as a feedstock source for biofuel and other industrial uses, such as bio-polymers and lubricants. Our initial target market is Latin America, particularly Brazil and Argentina, where large scale agriculture is well established as well as established markets for biofuels. We have entered into collaboration agreements with leading domestic companies in these markets, and expect to benefit from their established agriculture production models.

Castor bean is grown today for its high-quality oil, which is used for various products in the bio-polymers and lubricants industries. Though treated as a “low-tech” crop in its key production areas around the world (e.g., the castor bean is grown using traditional techniques such as hand picking), the castor bean plant holds great promise as a source for the alternative fuel industry: oil comprises nearly 50% of the castor bean seed, and the plant itself contains innate characteristics of heat and drought tolerance. We believe that by leveraging our advanced breeding capabilities and methods we can turn castor into a modern crop, having attractive economics as feedstock source for biofuel and other industrial uses, such as bio-polymers and lubricants.  Our offering includes a full 'package' to the grower for castor: (i) high yielding varieties with plant structure suitable for mechanized harvest; and (ii) best practices and recommendations to growers on how to grow castor efficiently in large scale, including a customized solution for combine harvest. The latter is addressed through a collaboration with Case New Holland (CNH), a global leader in designing, producing and selling agricultural and construction equipment. The collaboration, initiated in 2012, is aimed at development of a combine for efficient and large scale castor harvest. Our castor product is designed to fit into a sustainable rotation model with soybean in Brazil, enabling large scale production on existing farm lands. This agronomic model of “crop rotation” is based on the practice of sowing castor bean crops shortly after soybean harvests in order to replenish the soil and preserve its productivity. Key advantage of the rotation model is economic – allowing the grower to produce more from his land, while undertaking only additional variable costs, as infrastructure is in place and fixed costs are already incurred for the soybean.

Evofuel schedules to launch its first varieties in Brazil in 2016. We recently completed four years of field trials in Brazil, and were able to demonstrate improved yields of our castor bean crop under rain-fed conditions compared to crops grown by local farmers, supporting the economics of using castor seed as an economically viable feedstock. Pre-commercial activities included validation by BioOleo, a leading castor seed crusher in Brazil, that the grain harvested meets customer requirements for the down-stream industrial process. In addition to pursuing opportunities in the biofuel market, we anticipate that in the first years following commercialization, our improved castor bean varieties will address the traditional castor oil markets, where the oil is used in a range of industrial products such as bio-polymers, lubricants, paints and cosmetics.

Our primer partner in Brazil is SLC Agricola, a publicly traded Brazilian ag-business that grows 340,000 hectares of field crops. In 2010, we entered into collaboration with SLC Agricola, focused on developing and adopting our improved castor bean varieties for commercial production in certain SLC farms in northeast Brazil under a rotation model with soybean.  In March 2014 we expanded our collaboration agreement with SLC for the commercial production of Evofuel developed castor bean varieties in certain SLC farms in Brazil. Under the agreement, first sales of castor grain to local oil producers are expected to take place during 2016.  Under the terms of the agreement, Evofuel will provide SLC with seeds of its proprietary castor bean varieties and SLC will be responsible for growing the crop on its farms in northeast Brazil. The resulting castor bean grain will be sold to local oil producers to address the industry need for castor oil and revenues from such sales will be allocated between SLC and Evofuel.

According to USDA’s Oilseeds and Products Annual Report estimates, in 2013/14, Brazil had over 29 million hectares dedicated to growing soybean, of which we estimate approximately 5 million hectares may be suitable for castor bean growth under the rotation model. Beyond Brazil, in 2012, we entered into a collaboration with T6, the leading biodiesel producer in Argentina. The collaboration with T6 aims to develop high-yielding castor bean varieties as a key source for biodiesel production, with Argentina as the target market. Our agronomic model in Argentina is still being evaluated with our partners. We believe that we stand to benefit from T6’s position as a large-scale producer and exporter of biodiesel, as T6 has a strategic interest in diversifying and reducing the costs of its plant feedstock sources.

Our operations are currently in the development stages and we have not yet sold seeds or generated revenues from these operations. We expect that sales will not commence before 2016, however, we cannot guarantee that we will begin marketing and selling a product within this timeframe. Among other benchmarks, we believe that we will be able to begin commercializing our castor bean seeds once we achieve yields on a commercial scale in the target markets and once we have equipment in place for mechanized harvesting on a commercial scale.

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

The development process of biotech seed traits and their integration into commercial seeds is generally divided into six phases, as described below. Such process may vary among different companies and depending on the specific crop and trait of interest. For example, with respect to development phase I (“Proof of Concept”, as further detailed below), in our experience, the process of testing genes and SNPs by our partners may vary in terms of experimental set up, scope of activity, success criteria, and other aspects, which ultimately reflect on the duration of such phase and its probability of success.

▪
Discovery: The first step in the seed trait development process is Discovery, or the identification of candidate genes, or SNPs in the case of advanced breeding, potentially capable of enhancing specified plant traits. These genes or SNPs are usually introduced into model plants, which serve as testing grounds to determine whether the gene or SNP will enhance the specified trait. We usually employ our own advanced greenhouse facilities in Israel to perform model plant validation utilizing Arabidopsis for dicots, such as soybean, canola, cotton and sunflower, and Brachypodium for monocots, such as corn and wheat. In our experience, using our technologies and methodologies, the Discovery phase typically lasts approximately 18 months. According to Monsanto’s 2011 Investor Toolkit, this phase has an average probability of success of approximately 5% to reach a product.

▪
Phase I, or “Proof of Concept”: Upon successful validation of the genes or SNPs, promising candidate genes or SNPs are advanced to Phase I, a process called “proof of concept.” In this phase, the genes or SNPs are inserted into target plants and their efficacy in improving plant performance is tested through greenhouse trials, field trials, or both. The goal of the proof of concept phase is to determine which candidate genes or SNPs have the greatest potential to improve plant performance. Phase I is typically conducted by our collaborators in their own facilities, although we are capable of conducting certain tests and actually do conduct them for some projects. In our experience, Phase I typically lasts between two to five years, and according to Monsanto’s 2011 Investor Toolkit, has an average probability of success of approximately 25% to reach a product.

▪
Phase II, or “Early Development”: In this phase, the field tests commenced in Phase I are expanded, and our collaborators evaluate various modes of use of the genes as well as other characteristics in order to optimize the performance in the plant on a large scale across various geographical locations and varieties. The goal of the “Early Development” phase is to identify the mode of use in which the genes or SNPs performed best and achieve the desired seed traits with commercially viable success rates. Based on our estimates, we expect Phase II to last between approximately two to four years, and according to Monsanto’s 2011 Investor Toolkit, has an average probability of success of approximately 50% to reach a product.

▪
Phase III, or “Advanced Development and Regulation”: In Phase III, extensive field tests are used to demonstrate the effectiveness of selected genes or SNPs in enhancing particular traits. The process of obtaining regulatory approvals from government authorities is also initiated during this phase, and tests are performed to evaluate the potential environmental impact of modified plants, including assessments of possible toxicity and allergenicity. According to Monsanto’s 2011 Investor Toolkit, Phase III typically lasts between one to two years, and has an average probability of success of approximately 75% to reach a product.

▪
Phase IV, or “Pre-Launch”: Phase IV involves finalizing the regulatory approval process and preparing for the launch and commercialization of new enhanced seeds. The range of activities here includes preparing the seeds for commercial sales, formulation of a marketing strategy and preparation of marketing materials. According to Monsanto’s 2011 Investor Toolkit, Phase IV typically lasts between one to three years, and has an average probability of success of approximately 90% to reach a product.

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

As indicated, the estimated timeframes of phase duration and probability of success are mainly based on the figures presented in Monsanto’s 2011 Investor Toolkit as well as our experience and estimates. The phases may overlap during the product development cycle, and the total development time for a particular product may be longer or shorter than the duration presented above depending on a range of factors, including the type of crop and trait involved, the specifics of the development process undertaken by our partner, the amount of resources available, or devoted to, particular research or collaboration projects, and changes to the product development process implemented by our partner.

All of our products are currently either in the Discovery, “Phase I” or “Phase II” stages.

Ag-Chemical Product Development Cycle

Our ag-chemical activities are still in the early stages. We are advancing in the process of developing the technologies and platforms that will enable our success in ag-chemicals. We plan to pursue a streamlined product development cycle that will improve upon the traditional development models used in the ag-chemical industry.

Similar to our seed trait product development cycle, the ag-chemical development cycle for herbicides begins with a discovery stage. We expect, based on our extensive plant genomics know-how and the strength of our technological infrastructure that we will specialize in the early stage of the development cycle. Specifically, we will use our proprietary computational technology, PoinTar, to perform “target discovery,” which involves the identification of proteins that are important to plant function and performance. The targets we will be seeking are those that, when inhibited (for instance by a chemical), lead to plant or weed death. We will also utilize our new computational technology platform, PointHit, for the identification of chemicals that inhibit these targets. By utilizing our plant-based chemical screening platform, we will perform high throughput screenings of chemicals to validate those chemicals capable of influencing the targets that we have identified, and by extension, creating significant impact on plants.

While we have not yet entered into ag-chemical collaborations, we expect that, when we do, they will be structured similarly our seed trait collaborations. Our focus, accordingly, will lie in upstream discovery and development – delivering herbicidal hits with new mode of action with a proven activity on plants to our partners. We expect that our collaborators will perform the remaining steps in the product development cycle. Screening resulting with herbicidal hits delivered to partners will be followed by a “hit-to-lead” optimization process, in which the most promising chemical molecules are further assessed and optimized. If this process successfully indicates that certain chemical molecules have a desired effective impact on plants, these molecules may be developed and commercialized into herbicides. In the final phases, any new chemical product will be registered with the proper regulatory authorities and then launched for commercialization.

Key Collaborations

Seed traits

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

Our principal collaborations are with Monsanto and Bayer, which together accounted for 87% of our revenues for the year ended December 31, 2014, of which Monsanto accounted for 60% and Bayer accounted for 27% of our total revenues. We also have collaborations with other leading seed, ag-chemical, ag-biological and food companies, including DuPont, Syngenta, Biogemma, Marrone Bio Innovations (MBI) and a multinational consumer goods company as well as companies such as Rahan Meristem, Rasi Seeds, CIRAD, Viterra, Zeraim Gedera and CBD Technologies. These additional collaborations do not currently account for a material portion of our revenues.

Monsanto

2008 Collaboration Agreement, Amended and Restated in 2011 and 2013

Background and Duties

In August 2008, we entered into a Collaboration and License Agreement with Monsanto. This agreement was amended and restated on two occasions, first in November 2011 and again in October 2013, in both cases extending and expanding the original agreement executed in 2008. This agreement, which we refer to as the “Monsanto Collaboration Agreement,” represents a significant portion of our current revenues. Pursuant to the terms of the Monsanto Collaboration Agreement, Monsanto funds a research program in which we apply two different proprietary computational technologies: (i) ATHLETE™, our computational gene discovery technology, used in this case to identify genes with the potential to improve yield, nitrogen use efficiency and abiotic stress tolerance in corn, soybean, cotton and canola, and (ii) Gene2Product™, our computational gene optimization technology, used to improve gene performance through recommendations on how to use the genes we identify in the target crop (e.g., corn). Furthermore, under the October 2013 amendment and restatement of the Monsanto Collaboration Agreement, we have agreed to apply our computational technologies in the field of biotic stress to identify and offer optimization recommendations for genes providing resistance to Fusarium, a type of fungi that is a main pathogen responsible for Stalk Rot disease in corn (a widespread, yield-reducing condition). All of the genes that we discover are to be tested and validated by us in our model plants. To date, more than one thousand genes have been identified and validated by Evogene and entered Monsanto's product development pipeline for yield and abiotic stress products. The collaboration period (i.e., the period of active computational discovery efforts, separate from validation efforts that may follow) for the yield and abiotic stress activities under the Monsanto Collaboration Agreement has been extended from six to eight years, scheduled to expire in August 2016, and is followed by more than a year of validation activities. For the biotic stress activities focusing on Fusarium resistance, the collaboration period, inclusive of validation efforts, is six years, scheduled to expire in August 2019.

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

Consideration and Costs

As of December 31, 2014, we had received approximately $50.9 million in research payments under the Monsanto Collaboration Agreement. This includes an up-front payment of $5 million paid upon entering into the agreement, as well as annual data generation and periodic research and development service payments. Between December 31, 2014 and the completion of our research and development activities under the collaboration (i.e., our active discovery efforts, our continuing validation efforts and our continuing diligence obligations), which is scheduled to occur in 2019, we received and expect to receive an additional $16.5 million in research and development services payments from Monsanto. Although we have not yet begun to earn milestone payments or royalty payments, and may never earn such milestone payments or royalty payments, Monsanto is also obligated under the Monsanto Collaboration Agreement to provide us with royalty payments on any sales or other transfers of products it develops containing our licensed genes. These royalty payments are generally calculated as a percentage of the premium charged on the sale of the seeds containing our licensed genes compared to the sale of similar seeds without the genes.

In August 2008, Monsanto purchased 1,636,364 of our ordinary shares at a price per share of $11.00, for an aggregate investment of $18.0 million. In addition, as a condition to executing the October 2013 amendment and restatement of the Monsanto Collaboration Agreement, we and Monsanto entered into a Put Option Agreement pursuant to which we can require Monsanto to purchase additional amounts of our ordinary shares up to an aggregate amount of $12.0 million. In November 2013, Monsanto purchased 813,560 of our ordinary shares in our IPO at the initial public offering price of $14.75, for an aggregate investment of $12.0 million. As a result of this investment, the Put Option Agreement was terminated upon the closing of our IPO. For more information on Monsanto's holdings of our share capital see “Item 7.A. Major Shareholders.”

2007 Collaboration Agreement

We entered into our first collaboration agreement with Monsanto in September 2007. Under this agreement, structured according to an earlier business model, we granted Monsanto certain research licenses and an option to obtain a commercial license to one or more of a group of genes with the potential to improve nitrogen use efficiency in corn, soybean, cotton and canola. As of today, we have completed the performance of our obligations and are no longer performing any significant research under this agreement, and we have mutually agreed with Monsanto that all candidate genes under this agreement are now licensed to Monsanto under the Monsanto Collaboration Agreement and available for further research, development and commercialization by Monsanto under its terms.

Bayer

2010 Collaboration Agreement

Background and Duties

We have two research and development agreements with Bayer CropScience LP, an affiliate of Bayer CropScience AG, or Bayer. The later of the two agreements with Bayer is the collaboration agreement entered into in December 2010, which we refer to as the Bayer Wheat Agreement.

Amendment

On July 2014, we have announced an amendment to the Bayer Wheat Agreement.  This amendment's main purpose was to shift the collaboration workplan from focusing on the improvement of yield, nitrogen use efficiency, and abiotic stress tolerance of wheat through computational gene and SNP discovery to discovery of genomic promoters predicted to enable desired traits in Wheat when used with appropriate genes (promoters are segments of DNA that determine how a gene will be expressed in the plant).

License Grants

Under the Bayer Wheat Agreement, as amended, we granted Bayer an exclusive, worldwide, royalty-bearing license under our patents and know-how to use, solely in wheat, certain genes, SNPs and promoters we identify during the collaboration in order to grow, commercialize and sell wheat products containing those genes, SNPs, or promoters.

Diligence Obligations

Pursuant to the amended Bayer Wheat Agreement, both us and Bayer are subject to certain minimum diligence obligations, which relate to our respective responsibilities under the agreement: our own diligence obligations surround the discovery of candidate genes, SNPs and promoters; Bayer’s diligence obligations include the evaluation of a specified number of genes, SNPs and promoters for the purpose of ultimately developing and commercializing products containing the genes, SNPs or promoters. For example, we are obligated to provide Bayer with a certain minimum number of reports reviewing candidate promoters that we have identified as having the potential to improve desired traits when used with appropriate genes in wheat; for its part, Bayer may introduce our promoters into wheat plants and perform trials with the goal of ultimately developing and commercializing products containing our licensed promoters.

Various provisions under the Bayer Wheat Agreement lay out the consequences of either party’s failure to perform its diligence obligations. Absent certain extenuating circumstances, if we fail or are delayed in delivering the specified number of gene, SNP or promoter reports, we may have to complete and deliver the missing deliverables over an extended timeframe. Under certain circumstances, Bayer may also be able to terminate the research and development program under the agreement. If, on the other hand, Bayer does not fulfill its obligations, including its development obligations, within the relevant timeframes under the agreement, Bayer may lose its license to the relevant genes or promoters, and for SNPs, Bayer’s license to the relevant SNPs may become non-exclusive.

Change in Control

If we experience a change of control, the Bayer Wheat Agreement would remain in effect. However, if we come under the control of a Bayer competitor, Bayer may elect to terminate the research and development collaboration, including all of our activities under the collaboration. In such a case, Bayer would no longer have to provide us with annual research payments.

Consideration and Costs

        As of December 31, 2014, we had received approximately €11.5 million in research payments under the Bayer Wheat Agreement, including an up-front payment upon entering the Bayer Wheat Agreement. In March 2015, we received an additional amount of €0.8 million. We are not expected to receive additional research and development payments during the collaboration period. However, part of the payments received in 2014 and 2015, were accounted for as deferred revenues and will be recognized between now and the completion of our research and development activities under the collaboration, which, subject to a right of earlier termination, is scheduled to occur in 2017. Bayer also agreed to make certain milestone payments upon the achievement of agreed-upon results.  In the event that Bayer launches commercial wheat products containing one or more of our licensed genes or SNPs, Bayer will have an obligation to provide us with royalty payments based on the additional sales value conferred by the improved crop trait we identify for Bayer. Under our agreement, Bayer is required to use at least the specified levels of diligence in developing and commercializing the applicable products. Furthermore, Bayer’s royalty obligations run for periods specified based on patent coverage in the applicable country and/or a minimum period post-launch.

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

DuPont

2011 Collaboration Agreement

Background and Duties

In 2011, we entered a multi-year research and development collaboration with DuPont to improve resistance to Asian Soybean Rust, or “ASR”, a devastating fungal disease in soybean. We amended and expanded the agreement with DuPont in October 2013. Pursuant to this collaboration, we apply our proprietary ATHLETE™ computational discovery technology to identify relevant genes having the potential to improve in-plant resistance to ASR. Under the October 2013 amendment, we also added the application of our Gene2Product™ computational technology, enabling us to improve the efficacy of desired traits. The collaboration period under this agreement, including the stages of data generation, gene discovery, and preliminary testing by DuPont, is expected to last for approximately six years.

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

Under this agreement, we use our ATHLETE™ computational technology to assemble and mine our genomic database in order to identify and prioritize genes with the potential to improve nematode tolerance. In addition, we are also to apply our PlaNet computational technology to make “gene stacking” recommendations, indicating whether certain identified genes can be combined with other genes to jointly impact SCN resistance. After we provide Syngenta with such genes, Syngenta is to validate the genes in the validation system generally used in Syngenta’s product development program, a process that is currently ongoing. Syngenta is obliged to test a specified number of genes and use commercially reasonable efforts to evaluate and advance the development of products containing our licensed genes, or alternatively, to abandon them, in which case we will have the right to develop and commercialize the applicable genes in the target crops. If Syngenta fails to carry out its diligence obligations in regards to any relevant gene it may forfeit its rights and options to such gene in soybean.

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

Marrone Bio Innovation Inc. (MBI)

Background and Duties

In 2014, we entered a multi-year collaboration with MBI targeting the joint discovery of novel modes of biological action for insect control, utilizing MBI's expertise in the microbial-based solutions for pest control and plant health and our computational gene discovery capabilities, followed by the independent development and commercialization of new insect control products by each of the companies. The research program under the agreement is to be carried out in accordance with a project plan, which sets forth the respective activities to be performed by us and MBI under agreed timelines.

License Grants

Under the agreement, we and MBI obtain a worldwide, royalty-bearing, exclusive license to use genes and biochemicals identified under the collaboration, for us to develop and commercialize biotechnology seed products and for MBI to develop and commercialize ag-biological products.

Termination

Either party has the right to terminate the research project, with or without cause. The precise effects of such a termination depend on the point in time at which the right is exercised.

Consideration and Costs

Each of MBI and us bears its costs in performing its activities under the research program, using its own resources and a grant from the Israel-U.S. Binational Industrial Research and Development Foundation (BIRD). Under the terms of the agreement, either party is entitled to royalty payments from sales by the other party of commercial products containing genes or biochemicals identified under the collaboration.

A Multinational Consumer Goods Company

Background and Duties

In October 2014, we entered into a Collaboration Agreement with a multinational consumer goods company, focusing on improving yield in a certain field crop through non-GM methods. This is our first collaboration with a food producer and it differs in certain commercial aspects from the typical model of our collaborations with seed companies. The agreement significantly limits the parties' freedom to disclose information on the nature of and the parties to the agreement.

In the framework of the collaboration, we utilize ATHLETE™, our computational gene discovery technology, to identify genes with the potential to improve the desired trait in the target crop when the expression of such genes in the plant is modified. Unlike other collaborations where typically our partners test the performance of our genes in the target crops, under this collaboration we generate new varieties of the target crop using a molecular biology method known as TILLING, and further test the performance of these new varieties before we deliver them to our partner for further development. It is expected that our activities under the collaboration will be performed over a period of approximately three and a half years.

License Grants

Under the agreement, we grant the partner an exclusive worldwide license to our patents and know-how with respect to the genes we identify under the collaboration and to our rights in the varieties of the target crop we deliver under the collaboration, to develop and commercialize varieties of the target crop through non-GM methods.

Diligence Obligations

The agreement sets forth a scheme for the development by our partner of the varieties we generate. If our partner fails to achieve the milestones required under such scheme, we may require it to forfeit its licenses to the relevant genes and varieties.

Termination

In addition to each party’s right to terminate the agreement upon a material breach by the other party, or upon the commencement of bankruptcy proceedings against the other party, either party may terminate the agreement at any point, at its discretion. Upon termination, our partner would forfeit its licenses.

Consideration and Costs

The agreement provides for several one-time research and development payments to cover our research and development efforts, payable in increments subject to our deliveries under the collaboration as well as for milestone payments by partner upon achievement of certain development milestones. The agreement does not provide for payment of royalties to us following commercialization of a product containing our trait.

Other collaborations

We have also entered into several other collaboration and license agreements with other companies in the agriculture industry as follows:

▪
In 2004, we entered a collaboration with the Centre de Coopération Internationale en Recherche Agronomique pour le Développement, or CIRAD, which is dedicated to research and development of agricultural technology in developing countries, on the development of GM cotton showing improved abiotic stress resistance.

▪	In 2004, we entered a collaboration agreement with Zeraim Gedera Ltd. for salt tolerance in tomato.

▪	In 2007, we entered a collaboration agreement with Pioneer DuPont on the improvement of yield and tolerance to abiotic stress in corn and soybeans.

▪
In 2007, we entered a collaboration with Rahan Meristem, or Rahan, an Israeli company dedicated to growing, cultivating and marketing banana plants, on the development of banana varieties showing increased tolerance to the black sigatoka fungus.

▪	In 2008, we entered a license agreement with CBD Technologies Ltd., for the license of certain promoters in cotton.

▪
In 2008, we entered a collaboration with Viterra Inc., a publicly traded Canadian agriculture company that develops and tests varieties of grains and oilseeds, for the development of transgenic canola and rapeseed plants that demonstrate improved yield and abiotic stress tolerance.

▪	In 2012, we entered a collaboration with Rasi Seeds Ltd., or Rasi, a leading developer and marketer of rice seeds and other crops in India, in the field of yield and drought tolerance in rice.

▪
In 2013, we entered a collaboration with Beijing Dabeinong Technology Group Co., Ltd, a publicly traded Chinese developer and marketer of seeds, particularly rice, for improvement of drought tolerance and the efficient use of fertilizer in rice.

Seeds

Evofuel's goal is to supply advanced seeds to agribusiness and large-scale growers, oil and biodiesel producers world-wide. Evofuel proposes to offer its customers a complete package of sustainable advanced castor seeds with agronomic protocols guiding how castor crop should be grown and managed in order to be efficiently produced to address market needs. We collaborate with leading agriculture and biofuel companies in order to develop castor varieties suitable for large scale production and to demonstrate castor economics in target locations (e.g. Brazil and Argentina). While our core competencies rest in upstream-feedstock development, our collaborations are involved on downstream processes in value chain.

SLC Agricola

In 2010, we entered into a collaboration agreement with SLC Agricola, a leading agribusiness and producer of soybean, corn and cotton in Brazil. We extended the term of the collaboration agreement in 2011, and again in 2012. In September 2013, we completed our third year of field trials in SLC Agricola’s farms in northeast Brazil, and in 2014 we initiated advanced product development and pre-commercial trials. Our goals under this agreement were to evaluate and identify castor bean varieties displaying economic yields under rain-fed conditions, and to develop more effective agronomic methods for growing castor bean crops. In March 2014 we expanded our collaboration agreement with SLC for the commercial production of Evofuel-developed castor bean varieties in Brazil, expected to take place during 2016. The agreement provides for the allocation between SLC and Evofuel of revenues from sales of castor bean grain to local oil producers.

Pursuant to the Agreement, between 2014 and 2016, the companies will cooperate on scale up and pre-commercial activities for grain production, as well as development of best practices for agronomic management of castor bean in SLC’s commercial production units. Evofuel will provide SLC Agricola with castor bean seeds that can be grown on SLC Agricola’s plantations in northeast Brazil. We have also committed to providing SLC Agricola with technical growth protocols and guidance for growing the castor bean crops. SLC Agricola will be responsible for providing the land, employees, equipment, and other infrastructure needed to grow the castor bean crops. Our employees manage and supervise the execution of the collaboration agreement, visiting the SLC Agricola plantations and supervising the analysis and selection of the most promising castor bean varieties. Each party bears the costs incurred in connection with its own activities under the collaboration agreement.

All intellectual property that results from the collaboration—whether in the form of data, inventions, growth protocols, patents, or trade secrets—vests solely with us, and does not accrue to SLC Agricola. Both parties may terminate the agreement without cause, except that no termination is possible when any castor bean project has entered the growing season.

T6

In 2012, we entered into a collaboration agreement with T6, an Argentinian company that produces and supplies biodiesel to both domestic and foreign markets. The purpose of the agreement with T6 is to determine whether certain castor bean varieties can be used as a sustainable and cost-effective source for the production of biodiesel. While this agreement was originally set to expire in May 2014, in December 2013 it was extended until December 2014, and in December 2014 it was extended once again until December 2015.

Specifically, we are to provide T6 with castor bean seeds, and we are to guide and advise T6 with respect to castor bean growth protocols, storage and disposal. For its part, T6 is to provide us with field-trial infrastructure, including land, labor and equipment. While T6 is responsible for collecting data from the field trials, our agronomists and breeders analyze and select those castor bean varieties showing the greatest potential as second-generation biodiesel feedstock. T6 has agreed to refrain from growing, harvesting, or analyzing the castor bean varieties for any purpose other than that specified in the agreement. T6 is prohibited, for instance, from attempting to commercialize castor bean products resulting from the collaboration. While we hold all rights to the intellectual property created by and during the collaboration, T6 retains ownership of any intellectual property relating specifically to the conversion of castor oil into biodiesel. The agreement specifies that we and T6 will work jointly to obtain any permits or licenses required to import and use castor bean seeds in Argentina. We and T6 have each agreed to fund our own costs under the agreement. Either party can terminate the agreement without cause, except that no termination is possible when any project castor bean has entered the growing season.

Insolo Agroindustrial

In early 2015, we entered into a collaboration agreement with Insolo Agroindustrial S.A., a Brazilian agribusiness and producer of soybean in Piaui state in the northeastern part of Brazil.

The target of the two-year collaboration agreement is to evaluate the agronomic and economic benefits of growing Evofuel's castor varieties as a second crop solution for Insolo farms located in the Cerrado, while developing the agronomic know-how to integrate castor into Insolo's production system. According to the collaboration agreement, Evofuel will provide Insolo with castor bean seeds as well as technical growth protocols and agronomic guidance. Insolo, on its part, will provide the land, employees, equipment and other infrastructure required for growing the castor bean crops.

All intellectual property rights relating to the castor varieties vest solely with us. Both parties may terminate the agreement at will, other than during the growing season.

Case New Holland – CNH

In December 2012 we entered an agreement with CNH Industrial Latin America Ltda., a subsidiary of CNH Industrial N.V., for the development of a customized combine for mechanized harvesting solution for castor. The collaboration has recently been extended until December 2015.

The collaboration is set to introduce a customized solution for the large-scale harvesting of Evofuel castor bean varieties in Latin America based on adaptations to CNH Industrial’s brands’ existing grain combine harvesters. The solution is custom-designed to harvest Evofuel proprietary dwarf castor varieties that are suitable for mechanized harvest.

Embrapa

In October 2014 we entered a joint research agreement with the Brazilian Agricultural Research Corporation (Embrapa), Brazil’s leading agricultural research institution, for the advancement of castor cultivation in Brazil. The cooperation primarily focuses on technologies for controlling castor-specific diseases as well as practices for castor cultivation in rotation with soybean.

Competition

Our market is characterized by intense commercial and technological change, and we face significant competition in many aspects of our business. The seed and ag-chemical market in particular is highly consolidated and dominated by a relatively small number of large companies. In order to provide their customers (mostly farmers) with cutting-edge products, these companies invest substantial resources in the development of seeds, traits, seed external products and agronomic methods and products. Part of these companies’ research and development activity is conducted in-house and part of it is outsourced. Generally, the competitors in our industry can be divided into three groups: (i) seed and ag-chemical companies, including Monsanto, DuPont, Syngenta, Bayer, Biogemma, BASF, Dow and KWS, with internal research and development units dedicated to development of seed traits and seed external products; (ii) small- to mid-size biotech companies specializing in plant trait enhancement with their own seed trait development programs, including Targeted Growth, Inc., Hexima and Keygene; and (iii) academic and agricultural research institutions that grant licenses to third parties for the use of identified genes and other DNA fragments.

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

Our activities, as well as those of our subsidiary, Evofuel, in the field of seeds and biofuels, are regulated by the Ministry of Environmental Protection. Pursuant to these regulations, we are required, among other things, to (i) obtain toxins permits, which allow us to conduct experiments using “hazardous materials,” as such term is defined in the applicable regulations, and (ii) follow special rules regarding waste disposal. Violation of these regulations may expose the company to criminal penalties, administrative sanctions and responsibility to compensate the injured for any environmental damages.

Regulations of Products Containing Our Traits

Regulatory approvals are required prior to the commercialization and importation of biotechnologically enhanced seeds in most countries. Most of the key target markets where we anticipate our collaborators will sell seeds containing our traits, including the United States, European Union, Brazil and Argentina, will require such regulatory approvals prior to the commercialization of such products. Additional regulatory approvals will be required for countries importing grain produced from seeds containing our traits, such as China, India and certain countries in the European Union. Pursuant to our collaboration agreements in the field of seed traits, our collaborators will apply for all requisite regulatory approvals prior to commercialization of the products we are developing with them.

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

C.           Organizational Structure

As of the date of this report, we held directly and indirectly the percentage indicated of the outstanding capital stock of the following subsidiaries:

Name of Subsidiary	Jurisdiction	Ownership Interest
Evofuel Ltd.	Israel	100%
Evogene Inc.	Delaware	100%
Leviev-Evogene Namibia (PTY) Ltd.	Namibia	100%

D.           Property, Plants and Equipment

Our principal facility is located in Rehovot, Israel and consists of 3,209 square meters (approximately 34,500 square feet) of leased office space. This facility accommodates our corporate offices, our molecular labs and our Crop Protection labs. The lease for the corporate offices and molecular lab facility expires on December 31, 2015, and we have an option to renew the lease for an additional three- year term. The lease for the Crop Protection labs expires on March 31, 2017 and we have an option to renew the lease for an additional 21 months.

We perform most of our research and plant validation work at our “Evogene Farm,” located on two adjacent lots we lease outside Rehovot. The first lot is subject to three leases. The first lease covers approximately 1,110 square meters (or approximately 11,950 square feet) of land, and expires on April 30, 2017. The second lease covers approximately 13,000 square meters (or approximately 140,000 square feet) of land, and expires on February 1, 2016. Pursuant to an extension option, we may extend the term of the second lease for an additional period of up to three years. The third lease covers approximately 9,000 square meters (or approximately 97,000 square feet) of land, and expires on December 31, 2016. Pursuant to an extension option, we may extend the term of the third lease for an additional period of up to five years. The lease for the second lot covers 10,000 square meters (approximately 108,000 square feet) and, pursuant to an extension option, expires on October 1, 2016. The Evogene Farm contains 35 greenhouses, which are used for gene validation in model and target plants, plant propagation, and plant nurseries. In addition, the Evogene Farm contains warehouses, office facilities and seed banks.

We are in the process of establishing a research and development facility in the Bio-Research and Development Growth (BRDG) Park, developed by Wexford Science & Technology, a BioMed Realty Company, on the campus of the Donald Danforth Plant Science Center in St. Louis, Missouri. We signed on a Letter of Intent for approximately 6,000 square feet lab facility to accommodate our Insect Resistance research.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2014 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “Item 3.D. Risk Factors” and “Special Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

Summary

We are a plant genomics company that uses a comprehensive and integrated technology infrastructure to enhance seed traits underlying crop performance and productivity through biotechnology and advanced breeding methods. We have strategic collaborations with world-leading agricultural companies, primarily to develop traits for improved yield and abiotic stress tolerance (such as improved tolerance to drought, heat and salinity) and biotic stress resistance (such as resistance to disease, pests and insects). The products we develop are focused on essential crops, including corn, soybean, wheat, rice and cotton. We also apply our technology infrastructure to two additional fields: (i) seed-external (such as herbicides and other ag-chemicals applied by the grower in the field) and (ii) seeds, both of which have not yet generated revenue and are in the development stage.

We were founded in 2000 as a division of Compugen Ltd., or Compugen, and spun-off as an independent company in January 2002.

In November 2013, we closed our IPO, at which time we sold a total of 5,750,000 ordinary shares. We received total net cash proceeds of $76.8 million, which represents gross proceeds of $84.8 million net of underwriting discounts and commissions and other costs associated with the offering.

We currently generate all of our revenues from our seed trait business, and these revenues are principally derived from our collaboration agreements and related arrangements with our collaborators. Our products are currently in the development stage.

We currently participate in more than ten collaboration agreements that cover 24 different products in various stages of development. Through these collaborations with some of the world’s leading agricultural companies, such as Monsanto, Bayer, DuPont and Syngenta, we have developed a balanced and scalable business model. We currently generate revenues from our collaboration agreements through both research and development services payments covering the costs of our gene identification and validation efforts, and milestone payments received upon achieving certain specified results. Our collaboration agreements with these companies also usually provide that we are entitled to receive milestone payments and royalties on any seeds that our collaborators commercialize that integrate a trait we have licensed to our collaborators. While we currently do not earn royalties from the sale of any such seeds, we expect to begin earning revenues from royalties in at least six years, and our long-term growth strategy is based in part on the expectation that such royalties will comprise a significant portion of our future revenues. The termination or non-renewal of our agreement with Monsanto and Bayer would have a material adverse effect on our business, financial condition, results of operations and prospects.

Our total revenues decreased by $3.1 million, or 17.5%, from $17.6 million for the year ended December 31, 2013 to $14.5 million for the year ended December 31, 2014. Our revenues increased by $0.5 million, or 2.9%, from $17.1 million for the year ended December 31, 2012 to $17.6 million for the year ended December 31, 2013.

Our revenues from R&D payments decreased by $0.8 million, or 5.5%, from $15 million for the year ended December 31, 2013 to $14.2 million for the year ended December 31, 2014. Our revenues from R&D payments increased by $1.1 million, or 8%, from $13.9 million for the year ended December 31, 2012 to $15 million for the year ended December 31, 2013.

Our future growth will depend, in part, on our ability to maintain and improve upon our collaboration agreements with our current collaborators and adapt to continuous technological change in our industry. It will also depend in part on our ability to enter into new collaboration agreements and expand our research and development to new traits and crops.

In February 2015, we announced the signing of a Letter of Intent with plans to establish a research and development facility in the Bio-Research and Development Growth (BRDG) Park, in St. Louis, Missouri, united states. The establishment of the facility is a key component of the Company's previously disclosed entry into the field of insect control.

In 2015, we expect to continue focusing on executing and advancing our existing collaborations by leveraging our relationships with industry leaders in order to expedite our genes and genetic components towards commercialization with a view to generating significant milestone and royalty revenues and to enhance our competitive advantage by further investing in our technology infrastructure and research and development capabilities. We also intend to further develop our ag-chemical operations as well as the activities of our subsidiary Evofuel. We also intend to complement our revenue streams by selectively self-funding a larger portion of our direct initial research and development costs, with the goal of capturing a larger share of our collaborators’ future revenues.

Key Measures of Our Performance

Revenues

Our revenues are principally derived from our collaboration agreements and related arrangements with our collaborators. A substantial majority of our current collaboration agreements focus on developing traits to be integrated into seeds through genetic modification; our GM projects therefore generate the majority of our revenues from research and development services. The other component of our seed trait operations, advanced breeding, generates only a small portion of our revenues from research and development services. Revenues from our collaborators with Monsanto and Bayer, accounted together for approximately 87% of our revenues for the year ended December 31, 2014, of which Monsanto accounted for approximately 60% and Bayer accounted for approximately 27% of our total revenues. See “Item 4.B. Business Overview—Key Collaborations.” Under our collaboration agreements and related arrangements, our revenues are paid to us in the following four different forms of payments:

Periodic Payments for Research and Development Services

Periodic payments for research and development services are payments we receive primarily on a quarterly basis from our collaborators as consideration for the research and development services we provide them. Revenues from periodic payments for research and development services performed under our collaboration agreements amounted to $13.7 million and accounted for 94.4% of our total revenues for the year ended December 31, 2014. We have not yet generated any revenues from our ag-chemical business and from our seeds focusing on second generation feedstock for biodiesel.

Up-front Payments

We also derive a portion of our revenues from up-front payments made under our agreements with Monsanto and Bayer. Up-front payments primarily represent payments we received upon entering into collaboration agreements for research and development services. These up-front payments are recognized as revenues over the duration of the relevant contract based on the proportion of actual costs incurred for each reporting period to the estimated total costs of the collaboration. Revenues derived from up-front payments under our agreements with Monsanto and Bayer amounted to approximately $0.5 million and accounted for approximately 3.4% of our total revenues for the year ended December 31, 2014.

Share Purchases

We also entered into share purchase agreements with Monsanto and Bayer, which were signed in contemplation of our collaboration agreements with them. We attribute the proceeds from arrangements under these agreements to the value of our ordinary shares issued to Monsanto and Bayer at the time of the investments as well as to the services we perform under the collaboration agreements. As a result, we recognize as revenues the excess payment, which is the consideration investors paid for our ordinary shares over the market value of our ordinary shares traded on the TASE at the time of the investment. This excess payment is recognized as revenues beginning on the date of the investment, for the duration of the contract based on the proportion of actual costs incurred for each reporting period to the estimated total costs of the collaboration. We also recorded revenues with respect to Monsanto’s put option. We recognized as revenues the fair value of the put option with Monsanto throughout the term of the agreement, based on the proportion of actual costs incurred for each reporting period to the estimated total costs of the collaboration. Total revenues from the excess amounts on the purchase of our ordinary shares by Monsanto and Bayer as well as the Monsanto put option amounted to $0.3 million and accounted for approximately 2.2% of our total revenues for the year ended December 31, 2014.

Milestone Payments

We also derive, to a lesser extent at this stage of our business, a portion of our revenues from milestone payments paid by our collaborators upon the occurrence of certain specified events pursuant to the agreements with our collaborators. We did not record revenues for the year ended December 31, 2014 from milestone payments.

Most of our agreements with collaborators also provide for royalty payments based on the sales or transfer of products our collaborators develop that contain the traits we discover and license to them. The calculation of royalties varies by collaboration, and is typically based on the value that the trait we provide adds to the end product. For example, the royalties we expect to be entitled to receive pursuant to our collaborations with Monsanto and Bayer will be a percentage of the commercial value conferred by the trait we provide on the end product Monsanto or Bayer sells. Pursuant to our collaboration with Rasi Seeds, however, our royalties will be a percentage of the commercial value conferred by the trait we provide on the end product in addition to a percentage of the net revenues of the end product. We have not yet generated revenues from such royalties, and may not commence generating significant royalties for at least six years.

Geographical Breakdown of Revenues

The following table presents net revenues by geographic breakdown of customers in dollars and as a percentage of net revenues for the periods indicated. This data refers to the location of the customer to whom we directly sell and does not take into consideration the location of the end-user (to the extent it is different).

	Year ended December 31,
Geographical Region:	2014	2013	2012
United States	73%	66%	72%
Germany	27%	32%	24%
France	—	—	4%
Other	—	2%	—
Total	100%	100%	100.0%

Cost of Revenues

Cost of revenues primarily consists of development costs incurred in conjunction with our collaborations, which include salaries and related personnel costs (including share-based compensation) for our research and development employees working on the collaborations, payments to third party suppliers that assist us in producing genomic data and the cost of disposable materials (such as seeds, laboratory supplies, fertilizer, water and soil). Cost of revenues also includes operational overhead costs such as depreciation of our plant, property and equipment, costs related to leasing and operating our office and laboratory facilities and greenhouses) and expenses related to retaining advisors, which primarily consist of biological experts.

Operating Expenses

Research and Development Expenses: Research and development expenses consist of costs related to our internal or independent research and development activities, as opposed to development costs incurred in connection with our collaborations (which are included in cost of revenues). These activities include developing and improving our computational, scientific and validation technologies, know-how and capabilities used by our various divisions as well as research and development focused on developing our ag-chemical and seeds focusing on second generation feedstock for biodiesel operations. Research and development costs include salaries and related personnel costs (including share-based compensation), operational overhead costs, which include costs related to leasing and operating our office, laboratory facilities and greenhouses, and depreciation of plant, property and equipment. Expenses related to our intellectual property, such as legal and other costs associated with patent applications, are also included as research and development expenses. We expect that our research and development expenses will continue to increase on an absolute basis as we develop our ag-chemical and insect resistance operations and expand our independent research and development projects.

Business Development Expenses: Business development expenses consist of costs primarily related to maintaining our relationships with our collaborators and establishing new collaborations. These costs include salaries and related personnel costs (including share-based compensation), expenses incident to foreign business travel and legal expenses related to our collaborations. We expect our business development expenses will remain at the current level.

General and Administrative Expenses: General and administrative expenses include salaries and related personnel costs (including share-based compensation) for our general and administrative employees, HR activities and employee benefits and welfare ,consulting, insurance, legal and professional services and other expenses associated with being a US listed entity. We expect that our general and administrative expenses will remain at the current level.

Financing Income and Expenses

Financing income consists primarily of interest income on our cash bank deposits and securities, foreign currency exchange income and income related to a revaluation of the marketable securities we hold, which consist of corporate bonds and government treasury notes. Financing expenses consist primarily of expenses related to bank charges, foreign currency exchange expense and associated fees and expenses related to a revaluation of the marketable securities we hold. The interest due on grants received from OCS is also considered a financial expense, and is recognized beginning on the date we receive the grant until the date on which the grant is expected to be repaid through royalties paid to OCS. Financial income and expenses in the year ended December 31, 2011 also include non-cash financial income and expenses related to revaluations of then-outstanding publicly traded warrants granted upon our initial public offering on the TASE in 2007 based on the change in market price of our ordinary shares. Substantially all of these warrants were exercised and the remainder expired in May 2011.

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carryforward tax losses totaling $31 million as of December 31, 2014, to be carried forward indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carryforward tax losses.

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

▪
Evofuel: Our Evofuel segment develops improved species of the castor bean plant for second generation feedstock intended for use in the alternative fuel industry, specifically biodiesel, and other industrial uses.

The following table presents our revenues and operating loss by segment for the period presented:

	Evogene	Evofuel	Total
	(in thousands)
Year ended December 31, 2014:
Revenues	$14,511	$0	$14,511
Operating loss	$(13,078)	$(2,178)	$(15,256)

Year ended December 31, 2013
Revenues	$17,581	$0	$17,581
Operating loss	$(7,500)	$(1,221)	$(8,721)

Year ended December 31, 2012
Revenues	$17,072	$0	$17,072
Operating loss	$(1,993)	$(1,133)	$(3,126)

Our revenues for the year ended December 31, 2014 were generated entirely from the Evogene segment. Our Evogene segment includes revenues generated from our seed trait operations and costs associated with both our seed trait and ag-chemical operations. We do not currently generate revenues in the Evofuel segment, as Evofuel is still in the development stage. Both of these operating segments recorded losses in 2014. The primary drivers of loss for Evofuel in 2014 were research and development and business development expenses. We expect Evofuel to start generating revenues in 2016.

Comparison of Period-to-Period Results of Operations

The following table sets forth our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2012		2013		2014
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(in thousands)
Consolidated Statements of Comprehensive loss:
Revenues:
Research and development payments, including up-front payments	$13,914	81.5%	$15,028	85.5%	$14,198	97.8%
Share purchase related revenues	3,158	18.5	2,553	14.5	313	2.2
Total Revenues	17,072	100	17,581	100	14,511	100
Cost of revenues	9,552	56.0	10,114	57.5	9,709	66.9
Gross profit	7,520	44.0	7,467	42.5	4,802	33.1
Operating Expenses:
Research and development, net	7,252	42.5	11,107	63.2	14,022	96.6
Business development	1,159	6.8	1,517	8.6	1,851	12.8
General and administrative	2,235	13.1	3,564	20.3	4,185	28.8
Total operating expenses	10,646	62.4	16,188	92.1	20,058	138.2
Operating loss	(3,126)	(18.4)	(8,721)	(49.6)	(15,256)	(105.1)
Financing income	972	5.7	1,179	6.7	2,242	15.5
Financing expenses	(294)	(1.7)	(1,336)	(7.6)	(1,516)	(10.4)
Loss before taxes on income	(2,448)	(14.4)	(8,878)	(50.5)	(14,530)	(100.1)
Taxes on income	74	0.4	—	—	—	—
Loss	(2,522)	(14.8)	(8,878)	(50.5)	(14,530)	(100.1)
Unrealized loss on derivatives	-	-	-	-	(222)	(1.5)
Total comprehensive loss	$(2,522)	(14.8)%	$(8,878)	(50.5)%	$(14,752)	(101.7)%

Year Ended December 31, 2013 Compared to Year Ended December 31, 2014

Revenues

Our total revenues decreased by $3.1 million, or 17.5%, from $17.6 million for the year ended December 31, 2013 to $14.5 million for the year ended December 31, 2014. The decrease in total revenues resulted mainly from a decrease in share purchase related revenues, which decreased by $2.3 million, or 87.7%, from $2.6 million for the year ended December 31, 2013 to $0.3 million for the year ended December 31, 2014.

Total Revenues include (i) research and development payments, including up-front payments, and (ii) share purchase related revenues. We anticipate that in the long term, our primary sources of revenues and profits will be future royalties and other revenue sharing amounts, as well as castor seed sales by its wholly owned subsidiary Evofuel.

(i) Revenues from research and development payments include periodic payments for research and development services generated under the Company's collaboration agreements with seed companies, as well as up-front payments received under the Company's agreements with collaborators, which are recognized as revenues over the duration of the relevant agreement. R&D revenues for 2014 were $14.2 million, compared to $15 million for 2013. The decline was primarily related to the amendment to the Company’s Bayer collaboration work plan, whereby $1.7 million of research payments will be recognized as revenues in 2015 and onwards. This decline was offset in part by an increase in revenues associated with a new collaboration signed in 2014 with a leading consumer goods company and the expansion of activities in certain existing collaborations, including the Company’s agreements with Monsanto and Syngenta, which were extended and expanded in late 2013.

(ii) Share purchase related revenues result from the required accounting treatment for the past acquisitions of Evogene ordinary shares by Monsanto and Bayer, as well as the put option agreement that we entered into with Monsanto, all in conjunction with the research and development collaboration agreements signed with these partners. Share purchase related revenues for 2014 were $0.3 million, compared to $2.6 million in 2013. The decline in share purchase related revenues derives mainly from the amendment of the agreement entered with Monsanto and does not reflect any current cash flow.

Cost of Revenues

Cost of revenues decreased by $0.4 million, or 4%, to $9.7 million for the year ended December 31, 2014 from $10.1 million for the year ended December 31, 2013.

Gross Profit

Gross profit decreased by $2.7 million, or 35.7%, to $4.8 million for the year ended December 31, 2014 from $7.5 million for the year ended December 31, 2013. This decrease is mainly a result of the decrease in share purchase related revenues, as described above.

Operating Expenses

Research and Development Expenses, net. Research and development expenses increased by $2.9 million, or 26.2%, to $14 million for the year ended December 31, 2014 from $11.1 million for the year ended December 31, 2013. The increase in these expenses largely relates to expansion of self-funded activities, primarily focused on the development of new computational genomics and validation technologies in support of both existing and new activities, mainly in our key growth engines – insect resistance, ag-chemicals and Evofuel. This increase is primarily attributable to an increase in salaries and benefits for research and development employees due to the hiring of additional research and development personnel, an increase in the cost of share-based compensation and an increase in expenses related to purchasing materials and engagement with sub-contractors.

Business Development Expenses. Business development expenses increased by $0.4 million, or 22%, to $1.9 million for the year ended December 31, 2014 from $1.5 million for the year ended December 31, 2013. The increase reflects the company’s decision to establish dedicated Business Development capabilities within each of its four operating divisions, as well as costs associated with ongoing efforts to introduce the Company’s business proposition to prospective partners in new and existing areas and is attributable mainly to an increase in salaries and benefits for business development employees.

General and Administrative Expenses. General and administrative expenses increased by $0.6 million, or 17.4%, to $4.2 million for the year ended December 31, 2014 from $3.6 million for the year ended December 31, 2013. This increase is primarily derived from an increase of $0.4 million in non-cash share based compensation to $1.3 million in year ended December 31, 2014 from approximately $0.9 million in the year ended December 31, 2013. The increase also relates to costs associated with being a US listed entity for four full quarters in 2014, which we only incurred for one quarter in 2013, those expenses were mainly insurance and professional fees. The increase also reflects the continued growth across the company’s operations.

Financing Income and Expenses, Net.

Financing Income. Financing income increased by $1 million, or 90.2%, to $2.2 million for the year ended December 31, 2014 from $1.2 million for the year ended December 31, 2013. This increase is primarily attributable to an increase in interest income and capital gains derived from marketable securities which we hold.

Financing Expenses. Financing expenses increased by $0.2 million, or 13.5% to $1.5 million for the year ended December 31, 2014 from $1.3 million for the year ended December 31, 2013.

Taxes on Income

We did not record or paid taxes on income for the year ended December 31, 2014 due to our loss carry forward.

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

(1)
a decrease in revenues from Monsanto of $1.0 million, or 8.4%, to $11.0 million for the year ended December 31, 2013 from $12.0 million for the year ended December 31, 2012. This decrease was due to a decrease in revenues from share purchases (partially non cash) recognized as a result of our amended and restated agreement with Monsanto that was signed on October 2013.

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

Operating Expenses

Research and Development Expenses, net. Research and development expenses increased by $3.9 million, or 53.2%, to $11.1 million for the year ended December 31, 2013 from $7.3 million for the year ended December 31, 2012. These expenses largely relate to self-funded activities primarily focused on the development of new computational genomics and validation technologies in support of both existing and new activities, such as the areas of Biotic Stress and ag-chemicals. This increase is primarily attributable to an increase in salaries and benefits for research and development employees due to the hiring of additional research and development personnel, an increase in the cost of share-based compensation and an increase in rent and maintenance expenses.

Business Development Expenses. Business development expenses increased by $0.3 million, or 30.9%, to $1.5 million for the year ended December 31, 2013 from $1.2 million for the year ended December 31, 2012. This increase primarily reflects our decision to create dedicated business development capabilities in each of our four areas of focus and is attributable to an increase in salaries and benefits for business development employees, and by an increase in the cost of share-based compensation.

General and Administrative Expenses. General and administrative expenses increased by $1.4 million, or 59.5%, to $3.6 million for the year ended December 31, 2013 from $2.2 million for the year ended December 31, 2012. This increase amongst others reflects the substantial growth across the company’s operations. The increase primarily derives from:

(1)	Increase of $0.7 million in non-cash share based compensation to $0.9 million in year ended December 31, 2013 from approximately $0.2 million in the year ended December 31, 2012.

(2)	One-time expenses of approximately $0.4 million in the year ended December 31, 2013 associated with our US IPO.

Financing Income and Expenses, Net.

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

Share-Based Compensation

We account for share-based compensation in accordance with the fair value recognition provision of IFRS guidance on share-based compensation. Under these provisions, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Share-based compensation expense in 2014 was $3.2 million. We selected the binomial option-pricing model as the most appropriate method for determining the estimated fair value of our share-based compensation. The determination of the grant date fair value of options using an option-pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the estimated period of time that we expect employees to hold their options, the expected volatility of our share price over the expected term of the options (estimated using historical data from prior years, including historical forfeiture rates), share option exercise and cancellation behaviors, risk-free interest rates (based on the yields of non-index-linked Bank of Israel treasury bonds with maturities similar to the expected term of the options for each option group), expected dividend yields (assumed to be zero as we have historically not paid and do not intend to pay dividends on our ordinary shares) and the price of our ordinary shares on the TASE. Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value. If such factors change and we employ different assumptions for future grants, our compensation expense, in connection with future grants, may differ significantly from the amounts that we have recorded in the past. In addition, our compensation expense is affected by our estimate of the number of awards that will ultimately vest. In the future, if the number of equity awards that are forfeited by employees is lower than expected, the expense recognized in future periods will be higher.

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

Recently Issued Accounting Standards

A number of new standards, amendments to standards and interpretations are not yet in effect for the year ended December 31, 2014, and have not been applied in preparing our consolidated financial statements as of that date.

Seasonality

Our revenues generally are not affected by seasonality.

B.           Liquidity and Capital Resources

Our working capital requirements generally reflect the growth in our business and have historically been provided by cash raised from our investors, payments from our collaborators and grants received from OCS, BIRD and CIIRDF. As of December 31, 2014, we had cash, marketable securities and short term bank deposits of $116.3 million and working capital of $110.5 million, which is calculated by subtracting our current liabilities from our current assets. As of December 31, 2014, we had $3.7 million of outstanding indebtedness related to the grants received from OCS, BIRD and CIIRDF. We expect that our working capital and capital investment needs will be funded for the foreseeable future mainly by our cash, cash equivalents, marketable securities and bank deposits we hold as well as from payments from our collaborators. Currently, our principal uses of cash are to fund our operations. In the future, cash may serve us in effecting M&A transactions for achieving inorganic growth in our different segments of operation.

Cash Flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Net cash used in operating activities	$(1,888)	$(5,270)	$(8,895)
Net cash provided by (used in) investing activities	18,485	(2,900)	(84,030)
Net cash provided by financing activities	1,111	79,408	2,666
Exchange rate differences—cash and cash equivalents	89	(46)	18
Net increase (decrease) in cash and cash equivalents	$17,797	$71,192	$(90,241)

Cash Used in Operating Activities

Cash used in operating activities consists primarily of net income or loss adjusted for certain non-cash items. Adjustments to net income or loss for non-cash items include depreciation and amortization, cost of share-based compensation and financing expenses. In addition, operating cash flows are impacted by changes in operating assets and liabilities, deferred revenues, trade receivables, other receivables, trade payables and other payables.

Cash used in operating activities for the year ended December 31, 2014 was $8.9 million and resulted primarily from a net loss of $14.5 million, $1.2 million in decrease in trade payables and other payables ,a decrease of $0.6 million in deferred revenues, and net financing income of $0.9 million, partially offset by $3.2 million in share-based compensation expenses, $2.2 million in depreciation and amortization expenses, a decrease in trade and other receivables of $0.8 million and by $2.0 million in interest received during the year ended December 31, 2014.

Cash used in operating activities increased by $3.6 million from 2013 to 2014. Net cash used in operating activities was $5.3 million for the year ended December 31, 2013 which was derived primarily from a net loss of  $8.9 million, a decrease of $3.2 million in deferred revenues, and an increase in trade receivables of $0.3 million, partially offset by $2.7 million in share-based compensation expenses, $2.0 million in depreciation and amortization expenses, $1.2 million in increase in other payables and trade payables and by $1.0 million in interest received during the year ended December 31, 2013.

Cash used in operating activities increased by $3.4 million from 2012 to 2013. Net cash used in operating activities was $1.9 million for the year ended December 31, 2012 which was derived primarily from net loss of $2.5 million, a decrease of $3.3 million in deferred revenues, an increase of $0.7 million in trade receivables - partially offset by $1.8 million in depreciation and amortization expenses and $1.2 million in expenses related to share-based compensation a $1.2 million decrease in trade payables and other payables and $0.9 million in interest received.

Cash Provided by (Used in) Investing Activities

Cash used in investing activities was $84 million for the year ended December 31, 2014 and cash used in investing activities was $2.9 million for the year ended December 31, 2013. The change primarily resulted from an increase in net purchases of marketable securities, investment in bank deposits and an increase in purchases of property, plant and equipment.

Cash provided by investing activities was $18.5 million for the year ended December 31, 2012 which was derived primarily from net proceeds from marketable securities and bank deposits and purchases of property, plant and equipment.

Cash Provided by Financing Activities

Cash provided by financing activities was $1.1 million, $79.4 million, and $2.7 million for the year ended December 31, 2012, 2013 and 2014, respectively. In 2014 cash provided by financing activities resulted primarily from exercise of options. In 2013 cash provided by financing activities resulted primarily from our US IPO closed in November 2013 and in 2012 cash provided by financing activities resulted primarily from exercise of options.

Government Grants

Our research and development efforts are financed, in part, through grants from OCS, BIRD and CIIRDF. From our inception through 2014, we received grants totaling $5.5 million from OCS and repaid royalties on sales of products derived from the research financed by such grants of $2.4 million. We have also received grants totaling $0.5 million from BIRD and grants totaling $0.3 million from CIIRDF, which we have not yet paid any royalties on. As of December 31, 2014, we had four active research grants under which we were receiving funding: one from OCS, two from BIRD and one from the CIIRDF.

Under the Israeli R&D Law, royalties on the revenues derived from sales of products or services developed in whole or in part using grants from OCS are due to the Israeli government, generally at a rate between 3.0% and 5.0%. The rate of the royalties payable to the Israeli government varies by the length of time a product has generated sales revenues. During the first three years of sales of products developed as a result of OCS grants, we are required to pay royalties of 3.0% of our revenues, and from the fourth year on, we are required to pay royalties of 3.5% of our revenues, in all cases, up to 100% of the amount of grants received by us from OCS plus interest at the London Interbank Offered Rate, or LIBOR. In addition to paying any royalty due, we must abide by other restrictions associated with receiving such grants under the R&D Law. These restrictions may impair our ability to outsource development of products containing our traits, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval from OCS for certain actions and transactions and pay additional royalties and other amounts to OCS.

We have two BIRD grants: (1) a joint development program with DuPont of research and development improvements to soybean rust resistance (2) a joint research and development program with Marrone Bio Innovations for discovery of novel modes of biological action for insect control, Under the BIRD programs, the grant for the joint development with DuPont will be repaid either (a) within 66 months from the original grant date, provided we do not generate royalties from the project and DuPont decides to continue the project or (b) through royalties at a rate of 5% of revenues of the products developed through the project or 30% of the revenues generated by the advanced technology developed through the project, in an amount of up to 150% of the total grant received. Should we choose to abandon the project, we will not be obligated to repay the grant, however we will also not be permitted to use the intellectual property developed during the project. The grant for the joint development with Marrone Bio Innovations will be repaid either (a) within 60 months from the original grant date, provided we do not generate revenues from the project and parties decide to continue the project or (b) through royalties at a rate of 5% of sales of products developed through the project or 30% of licensing income from products / advanced technology developed through the project, in an amount of up to 150% of the total grant received. Should we choose to abandon the project, we will not be obligated to repay the grant, however we will also not be permitted to use the intellectual property developed during the project.

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

C.           Research and Development, Patents and Licenses, etc.

Technology Infrastructure

We believe that we have achieved a unique position in the seed and ag-chemical industry through our ability to effectively integrate and analyze massive amounts of complex genomic data for the purpose of improving plant performance. Our technology infrastructure facilitates all of our product-driven operations: seed traits, ag-chemicals and seeds. This infrastructure, which is highly flexible and synergistic, provides us with the means of integrating our plant genomics core competencies. Specifically, our technology infrastructure is comprised of four enablers that are key to our leading position in plant genomics: (i) plant science, chemical and insect know-how and expertise, continuously enriched through advances in our discovery programs as we address new traits and crops; (ii) vast amounts of data generated in-house or collected from public sources, tailored to support hypotheses we develop based on our scientific know-how; (iii) computational technologies that integrate, assemble and mine the vast amount of genomic data; and (iv) validation systems and assays in various plants and insects as well as screening systems for chemicals, used to validate the discoveries made through our computational technologies.

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

Science and Know-how

Our research and development activities involve 162 employees as of December 31, 2014, amounting to approximately 78% of our total full-time workforce. Our staff possesses multidisciplinary and wide-ranging expertise, with employees specializing in biology, chemistry, plant genetics, agronomics, mathematics, computer science and other related fields. Additionally, 59 of our employees hold a PhD. Our main physical research and development facilities are located near the agricultural and biotech hub in Rehovot, Israel, and we benefit from continuing professional relationships with members of the agriculture and plant-science academy. Furthermore, we employ a Scientific Advisory Board composed of representatives from the Faculty of Agriculture of the Hebrew University in Jerusalem, the Weizmann Institute of Science in Rehovot and other institutions of higher learning, as well as an experienced scientist from the industry.

Our internal research and development activities are divided into three groups. Our first group develops our technological infrastructure to facilitate ongoing projects, including our computational technologies, our technologies to harvest genomic and phenotypic data and our validation systems. Our second group manages our trait discovery programs that focus on identifying genes, SNPs and other DNA fragments pursuant to our collaboration agreements or internal independent research projects. Researchers in this group develop the hypotheses that guide our trait discovery programs, design the type and scope of genomic data generation, determine data-mining queries run on our computational technologies and decide the type of model plant validation to be used. Our third group, upon the instruction of the other groups, executes our trait discovery programs and new development, which include genomic data generation and integration, computational discovery, gene cloning and insertion into plants and model system validation.

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

Computational Technologies

Our computational technologies, utilized for data integration and analysis, are comprised of two main proprietary components: i) our databases generated via data integration capabilities and ii) our computational analysis platforms, utilized to mine these databases within our on-going activities.

Proprietary Databases

In 2014, we expanded our database scope and data integration capabilities to leverage other sources and types of 'big data' in order to support our growth activities; our insect resistance activity, focused on microbial genes as the potential source for novel resistance traits, as well as our activity in the field of ag-chemicals. As crop productivity is affected by the plant's surroundings, including broad, diverse microbial populations, underlining genomics are now becoming readily available. In addition, in search of new ag-chemicals to serve agricultural needs, initial steps towards mapping of the huge space of chemical data are taking place.

We therefore added to our genomic database, previously comprising mainly of plant genes, genes from microbial sources. We also established a chemical database to support our ag-chemical activity. The genomic and chemical databases are integrated, which enables leveraging data of interactions between genomic elements and chemicals. In addition, we are now in course of developing an additional database, dedicated to microbial strains. This microbial database will first support our insect resistance activity, yet may also enhance other activities in the future, such as discovery of microbials that may serve as the basis for ag-biological products.

Our databases draw in part on the public domain (primarily from academic institutions and research publications), and in part compile increasing amounts of proprietary data, generated either in-house or received from our collaborators.

We continuously pursue and develop innovative approaches to data transmission and storage.

Our current database framework consists of the following:

▪
Our genomic database is structured as gene centric, linking all available data relevant to a gene in a single assembled database. It covers over 14 million genes from 200 plant species, and accounts for various data types, including phenotypic (i.e., data related to a plant’s observable characteristics, morphology, development and physiological properties) and genotypic (i.e., data from the molecular level, derived from DNA, RNA or other sources). In 2014, we added genes from microbial sources to our genomic database, aiming at leveraging these novel genes for our insect resistance activity. Currently incorporating only microbial genomics from public sources, we now have over 28 million microbial genes in our database. This genomic database, including both its plant genes and newly added microbial genes, is continuously expanded to support on-going activities, with accumulating, tailored data generated from our in-house field trials, as well as any newly available information from the public domain.

▪
Our chemical database is structured as molecule centric, covering broad chemical collections, derived from publicly available sources of synthetic and natural chemistry. This database currently comprises over 70 million chemicals, integrating multiple layers of data describing the chemicals' properties. Focus is attributed to the chemicals' potential activity for agricultural usage as ag-chemicals. This database, along with its integration to our genomic database, serves our on-going ag-chemical activity, supporting our discovery of novel chemicals to potentially serve as herbicides. The chemical database will continue to expand with data generated from in-house dedicated experiments, as well as incorporation of available public data.

▪
In 2014, we began to develop a third database, which will be structured as microbial strain centric. The database will comprise data on microbial strains isolated from plant surroundings, along with characterizing layers of data. We have already established a preliminary collection of several thousands of microbials which have been isolated, and are undergoing initial characterization. This will serve our insect resistant activity, as well as potential other activities in the future.

Overall, using field trials and advanced technologies for the collection and integration of different data types, we intend to continue developing and expanding our proprietary databases. We focus in particular on continuing to compile data from microbial genomics for our genomic databases, and chemical data for our chemical database.

Computational Analysis Platforms

We have developed advanced proprietary computational analysis platforms, comprised of novel algorithms and methodologies designed to handle immense amounts of data. For example, our ATHLETE™ technology mines genomic data on millions of genes, resulting in tens to hundreds of genes that we are able to predict will be “key” genes for improving a desired trait. The analysis platforms are utilized through mining of our databases through hundreds of queries that utilize various methodologies and algorithms.

We believe the key features of our computational analysis platforms are:

▪	Novel: Substantially all of the methodologies and tools utilized by our computational analysis platforms were developed in-house and are proprietary and unique in the industry.

▪	Reliable: We apply our methodologies and statistical tools to meaningfully sort the data we receive and have quality assurance processes to ensure the reliability of the outputs we generate.

▪
Flexible: Our computational analysis platforms are not restricted to a certain crop or trait, and thus permit us to continuously focus on new crops and traits and enter new fields in plant genomics that foster product innovation.

▪
Learning: As we generate new information related to our discovery efforts and validation results, we incorporate novel insights in order to improve the performance of our computational analysis platforms and generate new computational solutions. We also continuously monitor and improve the performance of our existing tools and expand our capabilities.

▪	Efficient: In our experience, in most cases, a period of only six to nine months is required to complete the discovery process for “key” genes, SNPs or other DNA fragments.

We intend to continue improving our existing computational analysis platforms through novel methodologies and enhanced algorithms and developing new technologies, allowing us to address new fields, within plant genomics and beyond, in light of the arising needs of seed and ag-chemical industry pipelines. Where appropriate, we may also enter agreements with third parties to bolster our technological capabilities.

Currently, we operate and develop the following computational analysis platforms:

ATHLETE™

The ATHLETE™ computational analysis platform was launched in 2006 and is our central computational analysis platforms for plant gene identification, comprised of unique algorithmic tools and novel data-mining concepts that allow generation of rapid and reliable lists of genes relevant to a target trait.

Using this technology, we are able to capture and dissect vast amounts of genomic data types from various plant species and other species and engage in the efficient discovery and prioritization of hundreds of genes linked to desired traits. Fundamentally, ATHLETE™ relies on statistical analysis and biological rationales to determine whether a certain gene is linked to a desired plant trait, facilitating the use of the gene to develop biotech-based traits. This technology mines our genomic, gene centric database, including the available information on the gene’s biological activity, its molecular characteristics, and any available correlation between the gene’s phenotype and its activity in the molecular level, as well as the same type of information for similar genes in other plant species. Through hundreds of queries, the system is able to prioritize the genes linked to a desired trait. ATHLETE™ is one of our most versatile technological tools as well; we apply this tool to different traits and crops, all according to the needs of our various internal programs and collaboration agreements.

ATHLETE™ is the computational analysis platform used in most of our collaborations, including our broad, multi-year collaborations with Monsanto and Bayer. Though our ATHLETE™ technology is already capable of cutting-edge data processing and analysis, we are continuing to make improvements and introduce new features to this technology, creating a faster and more efficient analytical tool. We have improved various aspects of ATHLETE™ since the launch of the analysis platform in 2006, including the launch of version 4 in April 2012.

Gene2Product™

The Gene2Product™ analysis platform was launched in 2013, although components of the platofrm have been used since 2010. Gene2Product™ is a unique computational analysis platform to develop biotechnology seed traits—by high throughput optimization of selected gene function in a target crop (which we refer to as “mode of use”). This technology complements our ATHLETE™ platform: efficacy of a gene depends not only on the presence or absence of the gene of interest, which is determined by ATHLETE™, but also on the optimization of the gene with other factors related to the mode of use of such gene, which is determined by Gene2Product™. Such factors include the choice of gene variant for the crop of interest, the interaction of the gene with other genes, the tissues in which the gene is expressed, the level and/or pattern of expression of the gene and the gene’s performance under changing environmental conditions. Gene2Product™ is designed to improve trait efficacy for certain genes identified (for example by ATHLETE™) through the following tools:

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

•
RePack (Regulation Package), which predicts the regulation mode for the selected gene that will provide the optimal expression pattern, including predicting where in the plant the expression would be beneficial and where it would be undesired in respect of tissue, organ, timing, level of expression and other aspects that can impact trait efficacy; and

•
GeneDex (Gene Index), which predicts functional robustness of the selected gene across different genetic backgrounds and environmental conditions, providing multiple relative index scores for each gene predicting such gene’s contributions with respect to each trait of interest across different combinations of such variables.

EvoBreed™

The EvoBreed™ computational analysis platform was launched in 2010. EvoBreed™ is our technology for discovery of SNPs, to enhance advanced plant breeding, designed to offer reliable correlations between genetic data and plant phenotype. Like ATHLETE™, EvoBreed™ specializes in comprehensive cross analysis, tapping into the extensive genomic datasets we have collected. The result is a prediction of SNP-to-trait association. The ultimate purpose of EvoBreed™ is to enable plant breeders to design optimal crosses between breeds, enhancing a desired trait or set of traits, allowing for logical and insightful breeding decisions, to accelerate and correct the breeding process from start to end.

PoinTar

We developed a computational analysis platform for our ag-chemical division, PoinTar, which we launched on February 11, 2014. This technology specializes in the identification of targets (proteins) for development of ag-chemicals such as herbicides, and examines data aimed to indicate the potential impact that a target, when inhibited, would have on a weed. Both our gene centric database and its integrated chemical-centric database are mined by PoinTar to achieve this goal. In addition to incorporating tools available in ATHLETE™, PoinTar addresses the structural characteristics of a target in order to predict the target’s likelihood of binding to a small chemical molecule for use as a herbicide through additional dedicated tools, developed to address the specific needs and considerations related to herbicide target identification.

PointHit

We recently launched PointHit, a computational analysis platform for identifying chemical molecules that are predicted to be potential ag-chemicals, currently focusing on herbicide applications.  This analysis platform leverages biological rationale, discovering chemical molecules by optimizing between three key considerations: i) predicted binding to plant molecular targets, discovered by PoinTar, ii) potential for ag-activity, namely probability to be absorbed by the plant and transported within the plant to reach the molecular target within the plant, and iii) compliance with product desired attributes such as low cost of production, low toxicity and others. Overall, relying on 'big data' computational approaches, the PointHit platform is capable of prioritizing 10's of millions of chemicals to a selected library of candidate herbicide hits. The designed libraries will then be screened on plants in order to validate which of the candidate chemicals indeed exhibit herbicidal activity.

We continue to undertake efforts to improve our existing analysis platforms as well as develop new ones. In addition to the platforms mentioned above, we are currently putting efforts in developing a platform discovery of genes of microbial origins that would serve as toxins that would potentially kill insects as part of our insect resistance program, as well as an additional platform for microbial strain discovery.

Screening and Validation Systems

Seed Traits

Yield and Abiotic Stress

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

Our validation systems, which employ state-of-the-art facilities and techniques, allow high throughput and efficient plant validation of over 1,000 new genes per year. We primarily use our validation systems to evaluate genes for yield, drought tolerance and nitrogen use efficiency. The plant validation process is cross-disciplinary, requiring the use of molecular biology and plant transformation facilities, extensive greenhouse and growth chamber trials, and the application of advanced imaging and data-analysis techniques. Our candidate genes are first identified in silico (i.e., via computer) using our advanced computational technologies. These genes are then cloned and transformed (or transferred) into model plants, which, due to their short life cycles, well-known genomes and ease of cultivation, offer an efficient way of assessing gene impact. We use Arabidopsis as our model plant for dicots (i.e., a plant with two embryonic seed leaves such as soybean, canola, cotton and sunflower) and Brachypodium as our model plant for monocots (i.e., plants with a single embryonic seed leaf such as corn, rice and wheat). We are able to validate over 1,000 genes per year using the Arabidopsis model plant, with 16 types of experiments utilizing both our greenhouses and tissue-culture validation techniques. Through our Brachypodium system, we are able to additionally test over 200 genes per year through six types of experiments that take place in our greenhouses and growth chambers. We believe that we are the only company that has a high throughput Brachypodium model plant validation system.

Our molecular labs and tissue-culture facilities employ automated equipment and state-of-the-art technologies, greatly increasing our output of viable candidate genes. The bulk of the validation process, however, is conducted across our 35 cutting-edge GM greenhouses on 33,960 square meters (or approximately 365,542 square feet) of farmland. Our greenhouses have the capacity to accommodate over 23 established experiments at any given time. Each experiment involves dozens of genes and hundreds of model plants to allow for statistically meaningful results. In addition, each greenhouse is rigorously controlled for temperature, irrigation, light, nitrogen, salinity and other variables, allowing for controlled testing, monitoring and continuous year-round growth. Data from the plants are routinely acquired during the greenhouse trials and automatically fed into a statistical analysis system. The results are then evaluated by our trait researchers in order to prioritize the most promising genes.

In certain cases, certain prioritized genes are introduced into target crops and assessed in field trials following experiments in model plants. We operate field trial sites in various locations in Israel and collaborate with local partners to achieve more rapid and comprehensive field-test results.

Biotic Stress

In the field of biotic stress, we use our validation systems to test genes capabilities to enhance disease and insects resistance. Through 2014 we constructed a dedicated Crop protection and health labs. These include three labs:

Disease lab - supports the validation efforts of genes which enhance the crop resistance to disease by utilizing for this purpose a walking chamber to support the growth of transgenic plants. As transgenic plants we will use our Brachypodium model plant.  Genes will be cloned in our molecular biology lab, transformed in the tissue culture lab and propagated by our plants growth unit. Later they will be assayed for resistance in our dedicated disease lab.

Microbiology lab - supports toxin discoveries for resistance traits as well as microbials potentially to be developed at the future to ag-biological products.

At the farmland, we set up a dedicated greenhouse space for insect rearing and feeding experiments.

In February 2015, we announced the signing of a Letter of Intent with plans to establish a research and development facility in the Bio-Research and Development Growth (BRDG) Park, in St. Louis, Missouri. The establishment of the facility is a key component of the Company's previously disclosed entry into the field of insect control and will allow us to validate genes for insect resistance for vast and important insects, which are not allowed to be import in Israel.

In the field of insect resistance, we develop a dedicated expression system for toxic protein expression. This system will enable us to test the genes capability to harm important insects.

Seed External

In the field of ag-chemicals, we develop new systems to verify new plant targets and new herbicides candidates (Hits). We have the capability to verify approximately 200 new targets annually in our screen system. In addition, we have the capability to screen thousands of new chemicals annually in dedicated systems that allow high throughput screening, in greenhouse screening using weeds panel, as well as in target crops (such as corn), in order to measure the spectrum of activity of the herbicide candidate .

We constructed dedicated capabilities to the ag-chemicals activity, which includes ag-chemicals laboratory, growth chambers, imaging equipment, robot and logarithmic sprayer for chemicals application and greenhouses.

The target validation process is cross-disciplinary, requiring the use of molecular biology and plant transformation facilities, growth chambers trials, and the application of advanced imaging and data-analysis techniques. Our candidate targets are first identified in silico (i.e., via computer) using our advanced computational technologies. These targets are then down regulated by cloning of RNAi elements into inducible vector and transformation into Arabidopsis. Plants are being grown in growth chambers, which are temperature and light controlled, and monitored through imaging, including a CF imager, which is a dedicated infrastructure to monitor plants under stress.

The chemicals screening process is designed to allow the verification of thousands of compounds through high throughput Arabidopsis screening system. Chemical hits that demonstrate activity will undergo advanced screening through greenhouses systems, which are currently under development. In high throughput screening systems, chemicals are applied to plants by a robot and grown in our ag-chemicals laboratory, while in the greenhouse screen system, we use a logarithmic sprayer.  This infrastructure enables accurate chemical application in a robust manner.

We intend to continue to improve our plant validation & screening capabilities by developing validation systems for new product types, improving the capacity and quality of our current validation systems and generally enhancing our facilities and quality assurance competencies. Where appropriate, we may also enter agreements with third parties to bolster our plant validation capabilities.

Intellectual Property

Our intellectual property rights are important to our business, as they generally determine our eligibility to receive royalties for seed traits. To date, we have identified and sought patent protection for over 4,300 plant genes linked to traits such as improved yield and drought tolerance. These genes are currently protected through more than 71 patents and 194 national patent applications.

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

D.            Trend Information

The world market experienced a decrease in commodity prices in 2014, (one example of such decrease is corn prices which decreased from around 7 USD/bushel in mid-2013 to less than 4 USD/bushel in late 2014).  This decrease may adversely impact the size of research and development expenditures of our existing and potential collaborators, which may, in turn, adversely impact the size of the research payments that we may receive, as well as our ability to extend existing collaborations or enter into new ones. For further information, please see Item 3.D Risk Factors— Risks Related to our Business and Industry— Decrease in research expenditures in the seed and ag-chemical market may jeopardize the continuation of our collaborations with seed and ag-chemical companies and adversely impact our ability to extend existing collaborations or enter into new ones.”

Other than as described immediately above or disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.            Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structured finance entities.

F.           Contractual Obligations

Our significant contractual obligations and commitments as of December 31, 2014 are summarized in the following table:

	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(in thousands, unaudited)
Trade payables	$1,984	$—	$—	$—	$1,984
Other payables(1)	3,854	—	—	—	3,854
Liabilities in respect of grants from OCS (undiscounted)(2)	584	1,459	1,981	104	4,128
Non-cancellable operating leases(3)	549	107	—	—	656
Total	$6,971	$1,566	$1,981	$104	$10,622
_______________________________

(1)	Consists of liabilities to employees for salaries and related personnel costs and accrued expenses to suppliers.

(2)	Consists of the projected royalty payments of 3-3.5% on revenues derived from research and development projects that were funded in part by grants received from OCS.

(3)	Consists of non-cancellable operating leases for our office space and motor vehicles.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this annual report.

Name	Age	Position
Executive officers
Ofer Haviv	48	President and Chief Executive Officer
Dr. Eyal Emmanuel	42	Executive Vice President R&D, Crop Protection
Sigal Fattal	44	Chief Financial Officer
Assaf Kacen	43	Executive Vice President of Technology Infrastructure
Dr. Hagai Karchi	53	Chief Technology Officer and Executive Vice President of Development
Assaf Oron	41	Executive Vice President of Strategy and Business Development

Directors
Martin S. Gerstel(3)	73	Chairman of the Board
Dr. Michael Anghel(1)(2)(3)(4)	76	Director
Ziv Kop(2)(3)	43	Director
Dr. Adina Makover(2)(3)	63	Director
Akiva Mozes(3)	68	Director
Leon Y. Recanati(3)	66	Director
Dr. Simcha Sadan(1) (3)	73	Director
Dr. Kinneret Livnat Savitzky(1)(2)(3)(4)	48	Director
____________________________

(1)	Member of our Audit Committee.

(2)	Member of our Compensation and Nominating Committee.

(3)	Independent director under the Listed Company Manual.

(4)	External director. See “—External Directors.”

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

Dr. Eyal Emmanuel has served as Executive Vice President R&D, Crop Protection since July 2014. Dr. Emmanuel originally joined Evogene in May 2006, and has since served in various managerial R&D positions, leading several of the Company’s key research programs. Prior to his appointment to his current position in the Company, Dr. Emmanuel served as Vice President R&D of the Company’s ag-chemicals division which was established in late 2012. Prior to joining Evogene, Dr. Emmanuel served as a researcher at LSRI, Israel’s premier life sciences research center. Dr. Emmanuel holds a PhD and M.Sc. from the Weizmann Institute’s Department of Plant Science as well as a B.Sc. from the Hebrew University, Faculty of Agriculture. Dr. Emmanuel also holds an MBA, from the College of Management - Academic Studies (COMAS), majoring in Bio-Medical Management.

Sigal Fattal has served as our Chief Financial Officer since May 2013. Ms. Fattal originally joined our company in June 2012 as our Chief Executive Officer’s assistant and was appointed as our Vice President of Finance in October 2012. Prior to joining our company, Ms. Fattal served as the chief executive officer of wwCFO Ltd., from 2010 to 2012. Prior to that time, from 2008 to 2009 Ms. Fattal served as the chief financial officer at Cal International Ltd. and from 2006 to 2007 served as the Director of Finance and manager of the Economics Department at Cal Ltd. Ms. Fattal holds a B.A. in Accounting and Economics, with honors, and an MBA specializing in finance and marketing, both from Tel Aviv University. Ms. Fattal is also a Certified Public Accountant in Israel.

Assaf Kacen has served as our Executive Vice President of Technology Infrastructure since March 2011 after having joined our company in July 2009 as Vice President of Technology Infrastructure. Mr. Kacen has also served as a director of our subsidiary, Evofuel Ltd., since January 2012. Prior to joining our company, Mr. Kacen served as a Solution Fit Product Manager at Nokia Siemens Network, from 2008 to 2009. Prior to that, Mr. Kacen served as a Manager of the Software Development Group at Nokia Siemens Network from 2004 to 2008. Mr. Kacen holds an MBA with a major in Finance from the Interdisciplinary Center Herzeliya, and a B.Sc. in Communication Systems Engineering from Ben-Gurion University.

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

Directors

Martin S. Gerstel has served as our chairman of the board of directors since December 2004 and as a director since February 2004. In addition, Mr. Gerstel has served as the chairman of Compugen Ltd., a predictive drug discovery and development company, since 1997, other than from February 2009 to February 2010, during which time he served as either chief executive officer or co-chief executive officer, and, in both cases, as a member of the board of directors, chairman of Keddem Bioscience Ltd., a drug discovery company, since 2004, co-founder and co-chairman of Itamar Medical Ltd., a medical device company, since 1997 and has been a board member of Yissum Ltd. and Yeda Ltd., two technology transfer companies, since 2003 and 1994, respectively. He is a member of the board of governors and the executive committee of the Weizmann Institute of Science and the board of governors of The Hebrew University of Jerusalem. Prior to relocating to Israel, Mr. Gerstel was co-chairman and chief executive officer of ALZA Corporation, a U.S. pharmaceutical company specializing in advanced drug delivery, which he helped to found in 1968. Mr. Gerstel holds a B.S. from Yale University and an MBA from Stanford University.

Dr. Michael Anghel has served as an external director of our company since September 2007. Dr. Anghel has served as the chairman of Matach—The Israeli Educational Technology Center since 2009 and as the chairman of Lahav—Executive Education Program in Tel Aviv University since 2005. Dr. Anghel also serves as a director in the following companies: BioLineRx Ltd., a drug development company, since 2010; Syneron Medical Ltd., a global aesthetic device company, since 2004; Partner Communications Company Ltd., a mobile network operator, since 2006; Strauss Group Ltd., an Israeli food and beverage company, since 2008; Orbotech Ltd., a developer of automated optical inspection systems, since 2008; and Dan Hotels Ltd., an Israeli luxury hotel chain, since 2008. Dr. Anghel earned a PhD in Business Management with a major in Finance and an MBA each from Columbia University and a BA in Economics from the Hebrew University in Jerusalem.

Ziv Kop has served as a director of our company since January 12, 2014. Mr. Kop currently serves as chief operating officer and member of the board of directors of Outbrain Inc. a web-based content discovery platform. Previously, and since its inception in 2003 until June 2013, Mr. Kop was a managing partner at GlenRock Israel., a private equity investment firm, where he managed a portfolio of growth companies in the fields of advanced technologies and healthcare, and served on the board of more than ten private and public companies. Prior to his role at GlenRock, Mr. Kop served as chief executive officer of POC Management Consulting, a leading Israeli consultancy in the field of strategic planning. Mr. Kop also currently serves as a director of Kamada Ltd (NASDAQ:KMDA) and holds an LLB and MBA from Tel Aviv University Law School and Business School, respectively, and is a graduate of INSEAD’s Young Managers Program.

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

Akiva Mozes has served as a director of our company since March 11, 2014. He is a member of the Board of Directors of Strauss Group, Eucalyptus Industries Ltd., and Ein-Shemer Rubber Industries Agricultural Cooperative Society Ltd. Since 2010, Mr. Mozes served as chairman of Oil Refineries Ltd (Bazan Group) and as president and chief executive officer of Israel Chemicals, one of the world’s leading manufacturers of fertilizer and specialty chemicals. Mr. Mozes other prior chairman of the board positions include Dead Sea Works Ltd, Rotem Amfert Negev Ltd, and Bromine Compounds Ltd. He holds several public advisory positions, is a member of the Tel-Aviv University Management committee, and has received a number of leading industry and business awards. Mr. Mozes holds a BA in Economics and Political Science and an MBA, both from Hebrew University of Jerusalem.

Leon Y. Recanati has served as a director of our company since May 2005. Mr. Recanati has served as chairman and chief executive officer of GlenRock Israel Ltd. since 2003. Previously, Mr. Recanati was chief executive officer and/or chairman of IDB Holding Corporation; Clal Industries Ltd.; Azorim Investment Development and Construction Co Ltd.; Delek Israel Fuel Corporation; and Super-Sol Ltd. He also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an MBA degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion Institute of Technology and Tel Aviv University.

Dr. Simcha Sadan has served as a director of our company since February 2006. Dr. Sadan was a lecturer of the faculty of management at Tel Aviv University and the chairman of the accounting department from 1978 to 1981. Over the course of the last five years, Dr. Sadan has served as a consultant to various companies and organizations. He also served as the chairman of the board of directors of Powerbrook Spain S.L., a holding company of a Greek hotel and casino and as a director of various companies, including: companies under the group of Club Hotel Eilat Ltd., a holding company of hotels and tourism companies; Elite Sports Center Ltd., a subsidiary of Tel Aviv University; Malrag Engineering and Construction Ltd., an infrastructure company; Ofakim Ltd., a holding company of a motorcar dealer; Siemens Israel Ltd., an electric company; Rozen, Mintz Richter Ltd. (a cycles dealership); and Maariv Holdings Ltd. (a holding company of a publishing house). Dr. Sadan serves as the chairman of the board of SYS Ltd and SMB Ltd., economic and finance consulting firms. Dr. Sadan holds in a PhD in Business Administration from the University of California, at Berkeley, an MBA with a major in Finance and Accounting and a BA in Economics and Statistics, both from the Hebrew University in Jerusalem, and an LLB from Tel Aviv University.

Dr. Kinneret Livnat Savitzky has served as an external director of our company since September 2010. She has been the chairperson of the compensation committee since December 2012 and has served as a member of the audit committee since September 2010. Since 2010, Dr. Savitzky has served as the chief executive officer of BioLineRx Ltd., a drug development company. She also served on its board of directors from 2010 to 2011, and as its Vice President of Research and Development during 2004. From 2005 to 2009, she served as the General Manager of BioLine Innovations Jerusalem Ltd., after having been employed by Compugen Ltd. from 1997 to 2004, where she last served as Vice President of Biology. Dr. Savizky holds a B.Sc. in Biology from the Hebrew University in Jerusalem, as well as a M.Sc. in Biochemistry and a PhD. in Molecular Biology, both from Tel Aviv University, in Israel.

Arrangements for Election of Directors and Members of Management; Family Relationships

There are no arrangements or understandings with major shareholders, customers, suppliers or others related to the election of our board of directors or the appointment of members of our senior management. There are furthermore no family relationships among any directors or members of our senior management.

B.           Compensation

Compensation of Officers and Directors

The aggregate compensation, including non-cash share-based compensation (consisting of expenses related to option grants), accrued by us in respect of the year ended December 31, 2014 to all fourteen persons who served as directors and/or executive officers during that year, was approximately $3.6 million (excluding amounts related to the officers’ service in 2013 that were paid and recorded in our financial statements in 2014). That amount includes approximately $1.8 million of gross compensation set aside or accrued for purposes of pension, severance, retirement, car, phone or similar benefits or expenses, but does not include any business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other expenses commonly reimbursed by companies in Israel.

Our compensation for our executive officers is paid pursuant to employment agreements and is based, in part, on each executive officer’s personal contribution to our management, operations and our success, and is determined consistently with our compensation policy, which was approved by our shareholders at our special general meeting of shareholders on March 11, 2014. Each executive officer’s annual bonus is determined according to a formula that is consistent with the compensation policy and that links financial and qualitative -targets based goals and metrics determined to specific objectives within the responsibility of the relevant executive officer. The financial target is uniform with respect to all of our executive officers, including our Chief Executive Officer. Our Chief Executive Officer’s goals and objectives are determined by the compensation and nominating committee and our board of directors, and our board of directors has authorized our Chief Executive Officer to set specific goals and objectives for each of our other executive officers. For each fiscal year, our board of directors determines the maximum target bonus for each of our executive officers, including our Chief Executive Officer. In the case of our executive officers other than the Chief Executive Officer, assuming that the bonus terms conform to the compensation policy, such terms only require approval by the compensation and nominating committee followed by the board of directors. For our Chief Executive Officer, the bonus terms in general require approval by our shareholders as well.

The following table presents information regarding compensation accrued in our financial statements for our five most highly compensated executive officers, namely our Chief Executive Officer (Ofer Haviv), our Chief Financial Officer (Sigal Fattal), our Executive Vice President of Technology Infrastructure (Assaf Kacen), our Chief Technology Officer and Executive Vice President of Development (Hagai Karchi) and our Executive Vice President of Strategy and Business Development, (Assaf Oron), for the year ended December 31, 2014.

	(in thousands, US$)(1)
Name and Position	Salary and related benefits	Bonus(2)	Value of Options Granted(3)	Total
Ofer Haviv President and Chief Executive Officer	349	87	736	1,172
Sigal Fattal Chief Financial Officer	208	37	205	450
Assaf Kacen Executive Vice President of Technology Infrastructure	215	37	161	413
Hagai Karchi Chief Technology Officer and Executive Vice President of Development	207	37	160	404
Assaf Oron Executive Vice President of Strategy and Business Development	234	41	206	481

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in our financial statements.

(2)
Bonus amounts shown in this table reflect bonuses accrued as of December 31, 2014 relating to the officers’ service in our company in 2014 and approved by our compensation and nominating committee and by our board of directors in March 2015, in accordance with our compensation policy. The bonus to our Chief Executive Officer requires further approval by our shareholders at the 2015 annual general meeting of our shareholders, expected to be held on May 5, 2015. Bonus amounts shown in this table do not include bonus amounts related to the officers’ service in our company in 2013 that were paid and recorded in our financial statements in 2014.

(3)	Consists of amounts recognized as non-cash expenses in our comprehensive statement of income for the year ended December 31, 2014 (“Share based-compensation” expenses).

Employment and Consulting Agreements with Executive Officers

We have entered into written employment agreements with all of our executive officers. Each of these agreements contains provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and in the United States is subject to limitations. The employment agreement of each executive officer is terminable at will, upon 30 days written notice, by either side to the agreement, except for the employment agreement with Mr. Ofer Haviv, our President and Chief Executive Officer, which is terminable at will, upon 90 days written notice, by either side to the agreement.

Directors’ Service Contracts

There are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company.

Director Compensation

Our directors are entitled to cash compensation and equity compensation as follows:

Cash Compensation

Until May 2014, only our external directors and directors classified as unaffiliated directors according to the Companies Law were entitle to receive fees for their service on our board and its committees.

Commencing in May 2014, following approval by our compensation and nominating committee and our board and consistent with our compensation policy, all of our directors receive annual fees and per-meeting fees for their service on our board and its committees, in amounts within the range provided for cash compensation for external and unaffiliated directors under the Companies Law, as follows:

▪	Annual fees in the amount of approximately $22,038 for directors not classified as experts and approximately $29,353 for directors classified as experts;

▪
Per-meeting fees in the amount of approximately $848 for directors not classified as experts and $1,129 for directors classified as experts; 60% of such amounts for participation in meetings via phone and 50% of such amounts for resolutions adopted in writing.

Following approval by our compensation and nominating committee and board of directors, at the 2015 annual general meeting of our shareholders, expected to be held on May 5, 2015, an amendment to our compensation policy will be proposed for our shareholders’ approval, pursuant to which a chairman of the board who is deemed “active” will be entitled to increased compensation relative to our other directors. According to such proposal, the board may determine that the chairman of the board is an active chairman in light of the chairman’s increased involvement in our activities and his or her increased time investment in the performance of the duties accompanying his or her position compared to the other directors. If so determined, an active chairman of our board will be entitled to (i) an annual fee of up to 3 times the average annual fee of the other directors and (ii) a per-meeting fee of up to 2 times the average per-meeting fee of the other directors.

In addition, following approval by our compensation and nominating committee and board of directors and the determination by our board of directors that Mr. Martin Gerstel, our chairman of the board, is an active chairman, at the 2015 annual general meeting of our shareholders, expected to be held on May 5, 2015, an amendment to the compensation of Mr. Gerstel will be proposed, setting his fees as active chairman at approximately $6,428 per month. Mr. Gerstel has waived his right to receive the per-meeting fees that are payable to our other directors for so long as he serves as the Company's active chairman of the board.

Equity Compensation

Under our compensation policy, each new non-employee director who is appointed to the board of directors is granted options to purchase 10,000 ordinary shares of the Company. These options vest over a period of four years, with one-sixteenth of the options vesting at the end of each successive three-month period following the director's appointment, subject to continued service through each vesting date. The chairman of the board is granted options to purchase twice the number of ordinary shares, on similar terms. During 2014, two of our directors—Messrs. Ziv Kop and Akiva Mozes, who were appointed to the board in 2014— were granted options accordingly.

In addition, each non-employee director (except for our external directors) is granted annually, upon the anniversary of such director's appointment to the board, options to purchase 2,500 ordinary shares of the Company. These options vest over a period of one year commencing three years following such anniversary of the director's appointment to the board, with one fourth of the options vesting at the end of each successive three-month period during such year, subject to continued service through each vesting date. The chairman of the board is granted options to purchase twice the number of ordinary shares, on similar terms. During 2014, four of our directors (i.e. all of our directors except for the two directors appointed in 2014 and except for our two external directors) were granted options accordingly.

Under our compensation policy, all option grants to directors are subject to the terms of our 2013 Share Option Plan, are granted at an exercise price equal to the higher of (i) the average closing price of our ordinary shares on the Tel Aviv Stock Exchange, or TASE, during the 15 trading days prior to the options grant date, plus 5% and (ii) the closing price of our ordinary shares on the TASE on the date of the option grant, and expire 10 years following the grant date thereof.

Information regarding the options to purchase our ordinary shares (including number of options, exercise price and expiration date of all such options) held by each of our directors and executive officers who beneficially owns greater than one percent, in the aggregate, of our ordinary shares, after including ordinary shares underlying options held by them, which, as of March 30, 2015, were exercisable or exercisable within 60 days, appears in the beneficial ownership table in Item 7.A below and in the footnotes thereto.

Option Plans

We maintain three share option and incentive plans: our Evogene Share Option Plan (2002), our Evogene Ltd. Key Employee Share Incentive Plan, 2003, and our Evogene Ltd. 2013 Share Option Plan, or the 2013 Plan. All such option and incentive plans provide for the grant of options to purchase our ordinary shares.

As of March 30, 2015, options to purchase 3,735,451 ordinary shares were outstanding under our option and incentive plans, having a weighted average exercise price of NIS 36.61 per share, of which, options to purchase 2,296,999 ordinary shares were exercisable. An additional 1,396,134 ordinary shares remained available for future grant under our option and incentive plans (all of which are available under our 2013 Plan) as of that date.

On January 12, 2015, following our board's approval to increase the pool of options available for issuance under our 2013 Plan by 1,000,000 ordinary shares, we filed a registration statement on Form S-8 to register these shares.  On March 22, 2015 our board approved a further increase of such pool by additional 2,000,000 shares, for which we intend to file an additional registration statement on Form S-8.

Among other types of option awards, our share option and incentive plans provide for granting options in compliance with Section 102 of the Israeli Income Tax Ordinance, 1961, or the Ordinance, which provides to employees, directors and officers, who are not controlling shareholders (i.e., who hold less than 10% of our share capital) and are Israeli residents, favorable tax treatment for compensation in the form of shares or options issued or granted, as applicable, to a trustee under the “capital gains track” for the benefit of the relevant employee, director or officer and are (or were) to be held by the trustee for at least two years after the date of grant or issuance. Under the “capital gains track”, we are not allowed to deduct an expense with respect to the grant or issuance of the options or shares.

The 2013 Plan also permits us to grant options to U.S. residents.  Under an addendum to the 2013 Plan that our board adopted in March 2015, or the US Addendum, the board may grant options to U.S. residents to purchase ordinary shares, in accordance with the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code.  We intend to seek shareholder approval for the US Addendum as well a related increase in the ordinary shares reserved for issuance under the 2013 Plan, in accordance with the applicable provisions of the Code.

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

The plans are administered by our board.

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

Currently our board of directors consists of eight directors, two of whom are external directors. Other than external directors, for whom special election requirements apply under the Companies Law, our directors are elected annually, by a simple majority vote of holders of our voting shares participating and voting at the annual meeting of our shareholders, for a one-year term, from the annual general meeting of our shareholders at which they are elected until the next annual general meeting and until their respective successors are elected and qualified or until their earlier removal by our shareholders at a general meeting, or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association.

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

The re-election of each of our board members, other than the two external directors, will be brought for shareholder approval at our 2015 annual meeting.

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

 Further, pursuant to a share purchase agreement we entered into with Bayer in December 2010 and as amended in June 2013, Bayer also has the right to appoint one observer to our board of directors so long as Bayer holds at least 3% of our issued and outstanding shares. In each case, the observer is entitled to be advised reasonably in advance of board meetings, and is to receive copies of all material distributed in connection with such meetings. The observer would not have any voting rights. To date, neither Monsanto nor Bayer has appointed an observer.

Chairman of the Board

Our articles of association provide that the chairman of the board is appointed by the members of the board of directors and serves as chairman of the board throughout his term as a director, unless resolved otherwise by the board of directors. Under the Companies Law, the general manager or a relative of the general manager may not serve as the chairman of the board of directors, and the chairman or a relative of the chairman may not be vested with authorities of the general manager, in each case without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

▪
such majority includes at least 2/3 of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such appointment, present and voting at such meeting; or

▪
the total number of shares of non-controlling shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed two percent of the aggregate voting rights in the company.

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

The Companies Law provides for special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

▪
such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such election (other than a personal interest which is not derived from a relationship with a controlling shareholder), present and voting at such meeting; or

▪
the total number of shares of non-controlling shareholders who do not have a personal interest in such election (other than a personal interest which is not derived from a relationship with a controlling shareholder) voting against the election of an external director does not exceed two percent of the aggregate voting rights in the company.

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

Pursuant to the regulations promulgated under the Companies Law, a person may be appointed as an external director only if he or she either has professional qualifications or has accounting and financial expertise (as defined in those regulations). In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise and the board is required to determine the minimum number of board members who are required to possess accounting and financial expertise. In determining the number of directors required to have such expertise, the members of our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that at least one of our directors must possess accounting and financial expertise. In this regard, our board of directors has determined that two of our current directors, Dr. Michael Anghel, an external director, and Dr. Simcha Sadan, each possess “accounting and financial” expertise, while the other external director, Dr. Kinneret Livnat Savitzky, possesses “professional qualifications”.

Audit Committee

Listing Requirements

Under the Listed Company Manual, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Dr. Michael Anghel, Dr. Simcha Sadan and Dr. Kinneret Livnat Savitzky. Dr. Michael Anghel serves as the Chairman of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Listed Company Manual. Our board of directors has determined that that each of Dr. Michael Anghel and Dr. Simcha Sadan is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience required under the Listed Company Manual.

Each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members under the Listed Company Manual.

Companies Law Requirement

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, and a majority of its members must be unaffiliated directors. An unaffiliated director is an external director or a director who is appointed or classified as such, and who meets the qualifications of an external director (other than the professional qualifications/accounting and financial expertise requirement), whom the audit committee has confirmed to meet the external director qualifications, and who has not served as a director of the company for more than nine consecutive years (with any period of up to two years during which such person does not serve as a director not being viewed as interrupting a nine-year period). For Israeli companies traded on certain foreign stock exchanges, including NYSE, a director who qualifies as an independent director for the purposes of such director’s membership on the audit committee in accordance with the rules of such stock exchange may also be deemed to be an unaffiliated director under the Companies Law. Generally, such person may not exceed the nine-year limitation described above. However, a director of an Israeli company traded on such foreign stock exchange may nevertheless continue to be considered an unaffiliated director for unlimited additional periods of three years each, subject to certain conditions set forth in the Companies Law. Dr. Michael Anghel and Dr. Kinneret Livnat Savitzky, our external directors, are also unaffiliated directors.

The audit committee may not include the chairman of the board, any director employed by the company or who regularly provides services to the company (other than as a board member), a controlling shareholder or any relative of the controlling shareholder, or any person who is affiliated with the controlling shareholder. The chairman of the audit committee must be an external director.

Audit Committee Role

Our board of directors (following the approval by our audit committee) has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Listed Company Manual, which include:

▪	retaining and terminating our independent auditors, subject to the approval of the board of directors and shareholders;

▪	pre-approval of audit and non-audit services to be provided by the independent auditors;

▪	reviewing with management and our independent directors our financial reports prior to their submission to the SEC; and

▪	approval of certain transactions with office holders and other related-party transactions.

The charter of the audit committee is available on our website at http://investors.evogene.com/corporate-governance.aspx.

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

Compensation and Nominating Committee

Our compensation and nominating committee consists of Dr. Michael Anghel, Mr. Ziv Kop, Dr. Adina Makover, and Dr. Kinneret Livnat Savitzky (chairman of the committee). Our board of directors has adopted a compensation policy setting forth the responsibilities of the committee consistent with NYSE rules and the Companies Law, which include:

▪	reviewing and recommending an overall compensation policy with respect to our Chief Executive Officer and other executive officers, as described below under “—Compensation Policy”;

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

Our board of directors (following approval by our compensation and nominating committee and our board of directors) has adopted a compensation and nominating committee charter. The charter governs the required composition, meeting procedures and other matters related to the terms of operation of the committee. The charter also describes the responsibilities of the committee with respect to its role as our nominating committee under the Listed Company Manual, including advising our board of directors in selecting individuals who are best able to fulfill the responsibilities of a director or executive officer of our company. The charter of the compensation and nominating committee is available on our website at http://investors.evogene.com/corporate-governance.aspx.

Each of the members of our compensation and nominating committee is independent under the Listed Company Manual. Under the Companies Law, all external directors must be members of, and constitute a majority of the members of, the compensation committee, and each remaining committee member must be a director whose compensation does not exceed an amount that may be paid to an external director.

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

We adopted the Compensation Policy for Officers of Evogene Ltd. upon the recommendation of our compensation and nominating committee and our board of directors. Our shareholders approved this policy at the special general meeting of shareholders held in March 2014. Following approval by our compensation committee and board of directors, at the 2015 annual general meeting of our shareholders, an amendment to our compensation policy will be proposed for shareholder approval, providing for differentiated compensation for an active chairman of the board. For additional information, see “Item 6.B. Compensation—Compensation of Officers and Directors.”

Compensation of Directors and Officers

Under the Companies Law, the compensation of each of our directors and our Chief Executive Officer requires the approval of our compensation and nominating committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of our shareholders at a general meeting (in the case of a company’s chief executive officer, the shareholder approval must include the special majority described under “—Exculpation, Insurance and Indemnification of Office Holders” below. The compensation of any other office holder (who is neither a director nor our Chief Executive Officer), if consistent with our compensation policy, requires the approval of our compensation and nominating committee, followed by our board of directors. Compensation of any such office holder that deviates from our compensation policy will also require shareholder approval. External directors are entitled to remuneration subject to the provisions and limitations set forth in the regulations promulgated under the Companies Law. For additional information, see “Item 6.B. Compensation—Compensation of Officers and Directors.”

Corporate Development Committee

Our board of directors has formed a corporate development committee (replacing our former finance committee), on which Mr. Martin Gerstel, Mr. Akiva Mozes, Mr. Leon Recanati and Dr. Simcha Sadan serve as members. The corporate development committee assists our board of directors in fulfilling its oversight responsibilities across the principal areas of corporate development for our company and its subsidiaries. This committee may also assist the board by reviewing such matters as corporate and division strategy and M&A opportunities and making recommendations for consideration by our board of directors.

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

Our internal auditor also fulfills the internal audit function required by NYSE corporate governance rules and provides management and the audit committee ongoing assessments of our risk management processes and system of internal control.

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

An extraordinary transaction between a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, requires the approval of a company’s audit committee, board of directors and shareholders in that order. For the terms of compensation (or insurance, indemnification or exculpation) of a controlling shareholder who is an office holder, the approval by our compensation and nominating committee is required in lieu of audit committee approval. The shareholder approval for any such extraordinary transaction or compensatory arrangement must fulfill one of the following requirements:

▪
at least a majority of the voting rights in the company held by shareholders who have no personal interest in the transaction and who are present and voting (in person or by proxy) at the general meeting, must be voted in favor of approving the transaction or arrangement (for this purpose, abstentions are disregarded); or

▪
the voting rights held by shareholders who have no personal interest in the transaction or arrangement and who are present and voting (in person or by proxy) at the general meeting, and who vote against the transaction, do not exceed two percent of the voting rights in the company.

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

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

▪	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

▪	a breach of the duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder;

▪	a financial liability imposed on the office holder in favor of a third party;

▪	a financial liability imposed on the office holder in favor of a third party harmed by a breach in an administrative proceeding; and

▪	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her.

▪	An Israeli company may not indemnify or insure an office holder against any of the following:

▪	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

▪	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

▪	an act or omission committed with intent to derive illegal personal benefit; or

▪	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation and nominating committee and the board of directors and, with respect to directors and our Chief Executive Officer, also by our shareholders (with a special majority among non-controlling shareholders who have no personal interest in such approval).

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

The maximum indemnification amount set forth in such agreements is limited to an amount equal to 25% of our shareholders’ equity as reflected in our most recent consolidated financial statements prior to the date on which the indemnity payment is made. Our shareholders have approved an amendment to such indemnification agreements that provides that if the amount equal to 25% of our shareholders’ equity is insufficient to cover all indemnity amounts payable with respect to all indemnifiable directors and executive officers, such amount will be allocated among our directors and executive officers pro rata, in accordance with their relative culpabilities, as finally determined by a court with respect to a particular claim. The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third party pursuant to an indemnification arrangement. In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

D.           Employees

As of December 31, 2014, we had 207 full-time employees and 61 hourly, part-time employees, all of whom are based in Israel. The following table shows the breakdown of our full-time workforce as of the dates indicated:

	As of December 31,
Department	2012	2013	2014
Management	6	5	6
Project management	8	4	6
Research and development	127	152	162
Intellectual property	3	3	3
Business development	4	4	8
General and administrative	20	24	22
Total	168	192	207

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

While none of our employees is party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of the Economy. These provisions primarily concern pension fund benefits for all employees, insurance for work-related accidents, recuperation pay and travel expenses.

We have never experienced any employment-related work stoppages and believe our relationships with our employees are good.

E.           Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B. Compensation—Option Plans” and “Item 7.A. Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 30, 2015 by:

▪	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

▪	each of our directors and executive officers individually; and

▪	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of March 30, 2015, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 25,359,704 ordinary shares outstanding as of March 30, 2015. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws.

Unless otherwise noted below, each shareholder’s address is c/o Evogene Ltd., 13 Gad Feinstein Street, Park Rehovot P.O.B 2100, Rehovot 7612002, Israel. The shareholders listed below (including our directors and executive officers) do not have any different voting rights from any of our other shareholders. We know of no arrangements that would, at a subsequent date, result in a change of control of our company. A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Item 7.B. Related Party Transactions.”

	Shares Beneficially Held
Name of Beneficial Owner	Number		Percentage of Class
Principal Shareholders
Entities affiliated with Psagot Investment House Ltd. (1)	2,476,361		9.76%
Monsanto Company(2)	1,636,364		6.45%
Entities affiliated with Waddell & Reed Financial, Inc. (3)	3,059,732		12.07%
Entities affiliated with Migdal Insurance & Financial Holdings Ltd. (4)	2,155,450		8.50%
Entities affiliated with Harel Insurance , Investments & Financial Services Ltd. (5)	1,537,294		6.06%

Executive Officers and Directors
Ofer Haviv	574,063	(6)	2.26%
Dr. Eyal Emmanuel	62,662	(7)	*
Sigal Fattal	86,721	(8)	*
Assaf Kacen	143,404	(9)	*
Dr. Hagai Karchi	353,750	(10)	1.39%
Assaf Oron	56,250	(11)	*
Martin S. Gerstel	407,756	(12)	1.61%
Dr. Michael Anghel	18,750	(13)	*
Ziv Kop	3,125	(14)	*
Dr. Adina Makover	16,424	(15)	*
Akiva Mozes	2,500	(16)	*
Leon Y. Recanati	860,735	(17)	3.39%
Dr. Simcha Sadan	56,025	(18)	*
Dr. Kinneret Livnat Savitsky	11,250	(19)	*
All directors and executive officers as a group (14 persons)	2,653,415		10.46%

_______________________________
*	Less than 1%.

(1)
This information is based upon a Schedule 13G/A filed by Psagot Investment House Ltd. with the SEC on February 18, 2015. These ordinary shares are held for members of the public through, among others, portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., and provident funds and pension funds managed by Psagot Provident Funds and Pension Ltd., according to the following segmentation: (i) 703,349 ordinary shares beneficially owned by portfolio accounts managed by Psagot Securities Ltd.; (ii) 749,634 ordinary shares beneficially owned by Psagot Exchange Traded Notes Ltd.; (iii) 109,023 ordinary shares beneficially owned by mutual funds managed by Psagot Mutual Funds Ltd. (of this amount, 9,450 ordinary shares may also be considered beneficially owned by Psagot Securities Ltd., but are not included in the shares beneficially owned by Psagot Securities Ltd.); and (iv) 914,356 ordinary shares beneficially owned by provident funds managed by Psagot Provident Funds and Pension Ltd. Each of the foregoing companies is a wholly-owned subsidiary of Psagot Investment House Ltd. The subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of owners of the portfolio accounts, holders of the exchange-traded notes, or for the benefit of the members of the mutual funds, provident funds, or pension funds, as the case may be. The principal address of Psagot Investment House Ltd. is 14 Ahad Ha’am Street, Tel Aviv 65142, Israel.

(2)
This information is based upon a Schedule 13G filed by Monsanto Company with the SEC on February 13, 2015. Monsanto Company is a Delaware corporation and is listed on the NYSE and possesses voting and dispositive investment power over these ordinary shares. The principal address for Monsanto Company is 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, USA.

(3)
This information is based upon a Schedule 13G/A filed with the SEC on February 13, 2015 jointly by (i) Waddell & Reed Financial, Inc., or “WRF”; (ii) Waddell & Reed Financial Services, Inc., or “”WRFS”, a subsidiary of WRF; (iii) Waddell & Reed Inc., or “WRI”, a broker-dealer and subsidiary of WRFS; (iv) Waddell & Reed Investment Management Company, or “WRIMCO”, an investment advisory subsidiary of WRI; and (v) Ivy Investment Management Company, or “IICO”, an investment advisory subsidiary of WRF. According to this Schedule 13G filed with the SEC on February 13, 2015, the investment advisory contracts grant IICO and WRIMCO investment power over securities owned by their advisory clients and the investment sub-advisory contracts grant IICO and WRIMCO investment power over securities owned by their sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO and/or WRIMCO may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 of the Exchange Act. These ordinary shares are held according to the following segmentation with direct or indirect voting and dispositive power as indicated: WRI: 3,059,732 (indirect); WRFSI: 1,330,502 (indirect); WRI:  1,330,502 (indirect); WRIMCO: 1,330,502 (direct); and IICO: 1,729,230 (direct). The principal address for these entities is 6300 Lamar Avenue, Overland Park, KS 66202.

(4)
This information is based upon a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd., or “Migdal”, with the SEC on February 10, 2015. According to this Schedule 13G, 2,155,450 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following segmentation: (i) 1,115,409 ordinary shares are held by Profit participating life assurance accounts; (ii) 777,947 ordinary shares are held by Provident funds and companies that manage provident funds and (iii) 132,712 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Finally, 129,382 ordinary shares are beneficially held for their own account (Nostro account). The principal address of Migdal is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

(5)
This information is based upon a Schedule 13G/A filed by Harel Insurance Investments & Financial Services Ltd., or “Harel”, with the SEC on February 12, 2015. According to this Schedule 13G/A (i) 1,530,347 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Harel, (ii) 4,747 ordinary shares are held by third party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 2,200 ordinary shares are beneficially held for Harel's own account (Nostro account). The principal address of Harel is Harel House, 3 Abba Hillel Street, Ramat Gan 52118, Israel.

(6)
Consists of 574,063 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 30, 2015, of which, options to purchase 130,000 ordinary shares expire on June 11, 2017, options to purchase 150,000 ordinary shares expire on August 24, 2019, options to purchase 200,000 ordinary shares expire on June 19, 2020, and options to purchase 94,063 ordinary shares expire on July 17, 2023. The weighted average exercise price of these options is NIS 26.39.

(7)
Consists of 62,662 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 30, 2015.  The weighted average exercise price of these options is NIS 39.91.

(8)	Consists of 86,721 ordinary shares which are currently exercisable or exercisable within 60 days of March 30, 2015. The weighted average exercise price of these options is NIS 40.10.

(9)
Consists of 143,404 ordinary shares issuable upon exercise of options that which are currently exercisable or exercisable within 60 days of March 30, 2015. The weighted average exercise price of these options is NIS 33.35.

(10)
Includes 263,750 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 30, 2015, of which, options to purchase 35,000 ordinary shares expire on June 11, 2017, options to purchase 60,000 ordinary shares expire on August 24, 2019, options to purchase 125,000 ordinary shares expire on June 19, 2020, and options to purchase 43,750 ordinary shares expire on July 15, 2023. The weighted average exercise price of these options is NIS 27.79.  Also includes 90,000 ordinary shares held by Dr. Karchi.

(11)
Consists of 56,250 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 30, 2015. The weighted average exercise price of these options is NIS 45.03.

(12)
Includes 58,750 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 30, 2015, of which, options to purchase 37,500 ordinary shares expire on June 11, 2017, options to purchase 7,500 ordinary shares expire on July 20, 2018, options to purchase 5,000 ordinary shares expire on April 9, 2020, options to purchase 5,000 ordinary shares expire on June 11, 2020, and options to purchase 3,750 ordinary shares expire on September 17, 2021. The weighted average exercise price of these options is NIS 14.78. Also includes 349,006 ordinary shares consisting of: (a) 133,815 ordinary shares held by Martin Gerstel and (b) 215,191 ordinary shares held by Shomar Corporation over which Martin Gerstel and his wife Mrs. Shoshana Gerstel possess voting and investment power.

(13)	Consists of 18,750 ordinary shares which are currently exercisable or exercisable within 60 days of March 30, 2015. The weighted average exercise price of these options is NIS 16.77.

(14)
Consists of 3,125 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 30, 2015. The weighted average exercise price of these options is NIS 71.05.

(15)
Includes 15,000 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 30, 2015. The weighted average exercise price of these options is NIS 19.10. Also includes 1,424 ordinary shares held by Dr. Makover.

(16)
Consists of 2,500 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 30, 2015. The weighted average exercise price of these options is NIS 71.05.

(17)
Includes 21,875 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 30, 2015, of which, options to purchase 12,500 ordinary shares expire on 12,500 ordinary shares expire on June 11, 2017, options to purchase 2,500 ordinary shares expire on July 20, 2018, options to purchase 2,500 ordinary shares expire on April 9, 2020, options to purchase 2,500 ordinary shares expire on June 11, 2020, and options to purchase 1,875 ordinary shares expire on September 17, 2021. The weighted average exercise price of these options is NIS 16.22.  Also includes 838,859 ordinary shares held by Mr. Recanati.

(18)
Includes 21,875 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 30, 2015. The weighted average exercise price of these options is NIS 16.22. Also includes 34,150 ordinary shares, held by S.M.B. Ltd., over which Dr. Sadan possesses voting and investment power.

(19)
Consists of 11,250 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 30, 2015. The weighted average exercise price of these options is NIS 31.86.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2014, there were increases in the percentage ownership of some of our pre-existing major shareholders, including (i) entities affiliated with Waddell & Reed Financial, Inc. (from 8.93% to 12.07%) and (ii) entities affiliated with Migdal Insurance & Financial Holdings Ltd. (from 7.14% to 8.50%), while there were decreases in the percentage ownership of other of our pre-existing major shareholders, including (x) the entities affiliated with Psagot Investment House Ltd. (from 10.29% to 9.76%) and (y) Monsanto Company (from 9.81% to 6.45%).

Record Holders

As of March 30, 2015, all of our ordinary shares held of record in the United States, representing 22.67% of our total number of outstanding ordinary shares, were registered in the name of one record shareholder—Cede & Co., as nominee for the Depository Trust Company. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, nor is it representative of where such beneficial holders reside, since the shares held in the name of Cede & Co. are listed for trading on the NYSE and are beneficially owned by a wide range of underlying beneficial shareholders who hold their shares in “street name.”  In particular, we are aware, based on public filings, that two of our principal beneficial shareholders, Monsanto Company and Waddell & Reed Financial, Inc, who together held 18.52% of our outstanding ordinary shares, have addresses in the United States.

B.           Related Party Transactions

Except as described below or elsewhere in this annual report, since January 1, 2014, we have had no transaction , nor do we have any presently proposed transaction, and neither we nor our subsidiaries have had any loan, nor do we or our subsidiaries have any presently proposed loan, involving any related party described in Item 7.B of Form 20-F promulgated by the SEC.

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

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently involved in any pending or contemplated legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations. We may become involved in material legal proceedings in the future. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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

B.           Significant Changes

No significant changes have occurred since December 31, 2014, except as otherwise disclosed in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.           Listing Details

Our ordinary shares have been trading on the TASE since 2007 and on the NYSE since November 2013, in both cases under the symbol “EVGN.” The following table sets forth, for the periods presented, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollars, and the reported high and low closing sale prices of our ordinary shares on the NYSE in U.S. dollars.

	Tel Aviv Stock Exchange				New York Stock Exchange
	NIS		U.S.$		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low	High	Low
Annual:
2015 (up to April 15, 2015)	41.17	32.49	10.45	8.28	10.42	8.20
2014	69.82	34.12	20.10	8.81	19.91	8.74
2013	68.80	36.34	19.62	9.73	19.99	16.74
2012	39.00	29.58	10.31	7.43	—	—
2011	42.40	25.20	12.02	7.10	—	—
2010	40.80	25.40	11.46	6.55	—	—
Quarterly:
Second Quarter 2015 (up to April 15, 2015)	37.90	35.62	9.53	8.96	10.01	8.73
First Quarter 2015	41.17	32.49	10.45	8.28	10.42	8.20
Fourth Quarter 2014	48.77	34.12	13.38	8.81	13.09	8.74
Third Quarter 2014	55.01	43.52	16.06	12.32	16.16	12.45
Second Quarter 2014	68.08	55.57	19.61	16.15	19.25	16.28
First Quarter 2014	69.82	61.62	20.10	17.66	19.91	17.41
Fourth Quarter 2013	68.80	55.36	18.38	15.67	19.99	16.74
Third Quarter 2013	54.78	41.44	15.49	11.61	—	—
Second Quarter 2013	46.24	37.52	12.54	10.51	—	—
First Quarter 2013	41.42	36.34	11.13	9.73	—	—
Most Recent Six Months:
April 2015 (up to April 15, 2015)	37.90	35.62	9.53	8.96	10.01	8.73
March 2015	40.17	35.06	10.21	8.81	9.82	8.82
February 2015	41.17	32.61	10.45	8.31	10.42	8.34
January 2015	39.23	32.49	9.94	8.28	9.90	8.20
December 2014	42.06	34.32	10.54	8.78	10.51	8.87
November 2014	43.33	34.12	11.40	8.81	11.15	8.74

B.           Plan of Distribution

Not applicable.

C.           Markets

See “—Listing Details” above.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.           Share Capital

Not applicable.

B.           Memorandum and Articles of Association

For a discussion of the provisions of the company’s articles of association with respect to the powers of directors, see “Item 6.C. Board Practices.”

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

Share Ownership Restrictions

The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except that citizens of countries that are in a state of war with Israel may not be recognized as owners of ordinary shares.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association, our directors, other than external directors, are elected at each annual general meeting of the shareholders, upon expiration of a one year term of office, by the holders of a simple majority of our ordinary shares present in person or by proxy at such meeting (excluding abstentions). As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors, subject to the special approval requirements for external directors described under “Item 6.C.Board Practices—External Directors.” Vacancies on our board of directors, resulting from a resignation or other termination of service by a then serving director, may be filled by a vote of a simple majority of the directors then in office as described under “Item 6.C.Board Practices—Board of Directors.” For additional information regarding the election of and voting by directors, please refer to “Item 6.C. Board Practices—Board of Directors.”

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

Shareholder Meetings

Under the Companies Law, we are required to convene an annual general meeting of our shareholders once every calendar year, not more than 15 months following the preceding annual general meeting. Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of two directors or one quarter of the members of our board of directors, or at the request of one or more holders of 5% or more of our share capital and 1% of our voting power, or the holder or holders of 5% or more of our voting power. All shareholder meetings require prior notice of at least 14 days and, in certain cases, 35 days. The chairperson of our board of directors or another one of our directors authorized by our board of directors presides over our general meetings. If either of such persons is not present within 15 minutes from the appointed time for the commencement of the meeting, the directors present at such meeting shall appoint one of our directors as the chairperson for such meeting, and if they fail to do so, then the shareholders present shall appoint one of our directors to act as chairperson, and if no director is present, then one of the shareholders present at such meeting shall act as chairperson. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, only shareholders of record on a date decided upon by the board of directors, which may be between four and 40 days prior to the date of the meeting (depending on the type of meeting and whether written proxies are being used) are entitled to participate and vote at general meetings of shareholders.

Quorum

Under our amended and restated articles of association, the quorum required for a meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of our voting power. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place (without requirement of additional notification to the shareholders), or to a later time, if indicated in the notice to the meeting or to such other time and place as determined by the board of directors in a notice to our shareholders. At the reconvened meeting, if a quorum is not present within half an hour from the appointed time for the commencement of the meeting, the meeting will take place so long as at least one shareholder is present (regardless of the voting power held or represented by any such shareholder(s)), unless the meeting was called pursuant to a request by our shareholders, in which case the quorum required is the number of shareholders required to call the meeting as described under “—Shareholder Meetings” above.

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

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who could as a result hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who did not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder who had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer documents that a shareholder who accepted the offer will not be entitled to appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the tender offer. If (a) the shareholders who did not accept the tender offer hold 5% or more of the issued and outstanding share capital of the company (or of the applicable class) or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer.

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

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger is filed with the Israeli Registrar of Companies and 30 days have passed from the date that shareholder approval of both merging companies is obtained.

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

C.           Material Contracts

Underwriting Agreement

Other than as described in other parts of this annual report, we have no other material contracts other than those described immediately below.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. As of 2014 the corporate tax rate is 26.5%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies”.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident company which was incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

▪
amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the Industrial Enterprise, commencing in the year in which such rights were first exercised;

▪	under limited conditions, an election to file consolidated tax returns together with related Israeli Industrial Companies; and

▪	expenses related to a public offering are deductible in equal amounts over a three-year period, commencing in the year of the offering.

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

Tax Benefits Prior to the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise”, is entitled to certain benefits. A company that wished to receive benefits as an Approved Enterprise must have received an approval from the Investment Center of the Israeli Ministry of Economy (formerly the Ministry of Industry, Trade and Labor), or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

In general, an Approved Enterprise is entitled to receive a cash grant from the Government of Israel and certain tax benefits under the “Grant Track” or an alternative package of tax benefits under the Alternative Track. The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise and are contingent upon meeting the criteria set out in the certificate of approval. Income derived from activity that is not approved by the Investment Center or not integral to the activity of the Approved Enterprise does not enjoy tax benefits.

The tax benefits under the Alternative Track include an exemption from corporate tax on a company’s undistributed income derived from an Approved Enterprise for at least the first two years of the benefits period (depending on the geographic location of the Approved Enterprise facility within Israel) and the taxation of income generated from an Approved Enterprise at a reduced corporate tax rate of up to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as detailed below. The benefits period is ordinarily seven years commencing with the year in which the Approved Enterprise first generates taxable income. The benefits period is limited to 12 years from the operational year as determined by the Investment Center or 14 years from the start of the tax year in which approval of the Approved Enterprise is obtained, whichever is earlier.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, or an FIC, which is a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether a company qualifies as an FIC is made on an annual basis. A company that qualifies as an FIC and has an Approved Enterprise program is eligible for an extended ten-year benefits period. As specified above, depending on the geographic location of the Approved Enterprise within Israel, income derived from the Approved Enterprise program may be exempt from tax on its undistributed income for a period of between two to ten years, and will be subject to a reduced corporate tax rate for the remainder of the benefits period. The tax rate for the remainder of the benefits period will be 25%, unless the level of foreign investment is 49% or more, in which case the tax rate will be 20% if the foreign investment is 49% or more but less than 74%; 15% if 74% or more but less than 90%; and 10% if 90% or more.

If a company elects the Alternative Track and distributes a dividend out of income derived by its Approved Enterprise during the tax exemption period, it will be subject to corporate tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have been otherwise applicable if such income had not been tax-exempted under the Alternative Track. In addition, dividends paid out of income attributed to an Approved Enterprise (or out of dividends received from a company whose income is attributed to an Approved Enterprise) are generally subject to withholding tax at source at the rate of 15% or at a lower rate as may be provided under an applicable tax treaty. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at a lower rate under an applicable tax treaty. In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an Approved Enterprise program during the first five years in which the equipment is used.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the Israeli consumer price index, and interest, or other monetary penalties.

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

The 2005 Amendment changed certain provisions of the Investment Law. As a result of the 2005 Amendment, a company was no longer required to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the Alternative Track (the certificate of approval from the Investment Center will only be necessary for receiving cash grants). Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company is entitled to approach the Israel Tax Authority for a pre-ruling regarding its eligibility for benefits under the 2005 Amendment.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further increase in the future by 1.4% per annum) and meet additional criteria stipulate in the amendment (referred to as a “Beneficiary Enterprise”). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets certain conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment entitles a company to receive “Beneficiary Enterprise” status with respect to the investment, and may be made over a period of no more than three years from the end of the year in which the company chose to have the tax benefits apply to its Beneficiary Enterprise.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depends on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income generated by the Beneficiary Enterprise for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year if it is a qualified FIC.

A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income attributed to its Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Dividends paid out of income attributed to a Beneficiary Enterprise (or out of dividends received from a company whose income is attributed to a Beneficiary Enterprise) are generally subject to withholding tax at source at the rate of 15% or at a lower rate as may be provided in an applicable tax treaty. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at a lower rate under an applicable tax treaty. In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

The benefits available to a Beneficiary Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the Israeli consumer price index, and interest, or other monetary penalties.

On October 24, 2010, we received a tax ruling from the Israel Tax Authority, according to which, among other things, our activity has been qualified as an “industrial activity”, as defined in the Investment Law and is also eligible to tax benefits as a Beneficiary Enterprise, which will apply to the turnover attributed to such enterprise. The benefits available to us under this tax ruling are subject to the fulfillment of conditions stipulated in the ruling. If we do not meet these conditions, the ruling may be abolished which would result in adverse tax consequences to us.

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income attributed to its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Such corporate tax rate was reduced from 15% and 10% for non-specified and specified development zones to 12.5% and 7%, respectively, in 2013 and then increased to 16% and 9%, respectively, in 2014 and thereafter. Our facilities are not located in a specified development zone.

As of 2014, dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or at a lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (however, if such dividends are subsequently distributed to individuals or non-Israeli company a withholding of 20% or such lower rate as may be provided in an applicable tax treaty, will apply). The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which chose to receive grants and certain tax benefits under the Grant Track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; (ii) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise under the Alternative Track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; and (iii) a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment became effective, provided that certain conditions are met.

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

Taxation of Our Non-Israeli Shareholders

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

A sale of shares by a non-Israeli resident may also be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax unless, among other things, (i) the capital gain arising from the disposition can be attributed to a permanent establishment of the shareholder in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year. In each case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the United States resident would be permitted to claim a credit for the Israeli tax against the United States federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.  Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Dividends paid on publicly traded shares, which are registered with and held by a nominee company, to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25% (whether the recipient is a “substantial shareholder” or not), unless a different rate is provided under an applicable tax treaty between Israel and the shareholder’s country of residence and provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise, or a Beneficiary Enterprise (and 20% if the dividend is distributed from income attributed to a Preferred Enterprise), unless a reduced tax rate is provided under an applicable tax treaty.

In this regard, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that no more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise are subject to withholding tax at the rate of 15% for such a United States corporate shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise or a Beneficiary Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.  United States residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for Untied States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

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

United States Federal Income Taxation

The following is a description of the material United States federal income tax consequences to U.S. Holders (as defined below) of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax consequences to holders of our ordinary shares that hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

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

Based on certain estimates of our gross income and gross assets and the nature of our business, we do not believe that we were classified as a PFIC for the taxable year ending December 31, 2015. However, because PFIC status is based on our income, assets and activities for the entire taxable year, and our Market Capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2015 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets, activities and Market Capitalization in those years. In addition, because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because the value of our gross assets is likely to be determined in large part by reference to the market prices of our securities, we would likely become a PFIC for a given taxable year if our Market Capitalization were to decrease significantly. Thus, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

U.S. Holders are encouraged to consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

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

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations of these requirements by filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to furnish the SEC reports on Form 6-K containing unaudited quarterly financial information.

You may inspect and copy such material without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval, or “EDGAR” system.

We also file annual and special reports and other information with the Israeli Securities Authority through its fair disclosure electronic system called MAGNA. You may review these filings on the website of the MAGNA system operated by the Israeli Securities Authority at www.magna.isa.gov.il or on the website of the TASE at www.tase.co.il.

Our ordinary shares are quoted on the TASE and the NYSE. Information about us is also available on our website at http://www.evogene.com. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into this annual report and you should not rely on any such information in making your decision whether to purchase our ordinary shares.

I.           Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors. For sensitivity analysis of our exposure to foreign currency exchange fluctuations and changes in market prices of listed securities, see Note 13e to our consolidated financial statements as of and for the year ended December 31, 2014 included elsewhere in this annual report.

Foreign Currency Risk

Most of our revenues are denominated in U.S. dollars. The percentage of our revenues denominated in U.S. dollars accounted for approximately 76.1%, 70.6% and 74.7% of our revenues in the year ended December 31, 2014, 2013 and 2012, respectively. We incur expenses primarily in NIS, however, and our expenses in NIS accounted for approximately 89%, 92% and 90%, of our expenses in the year ended December 31, 2014, 2013 and 2012, respectively. As a result, any appreciation of the NIS relative to the U.S. dollar would adversely impact our profitability due to the portion of our expenses that are incurred in NIS.

As of December 31, 2014, the Company held NIS/USD hedging contracts (forward contracts) designated as hedges of expected future salaries expenses, for expected future payments to government authorities and to Israeli suppliers, OCS royalties payments and for rent payments.

The main terms of these positions were set to match the terms of the hedged items. Cash flow hedges of the expected wage costs, government authorities payments and rent payments in January-April 2015 was estimated as highly effective, and December 31, 2014 other comprehensive income in the amount of about $ 222 thousands, was included in equity in Accumulated other comprehensive loss.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS against the U.S. dollar (%)
2014	(0.9)
2013	(6.4)
2012	7.8
2011	(4.1)
2010	(5.1)

Our exposure related to exchange rate changes on our net asset position denominated in currencies other than USD varies with changes in our net asset position. Net asset position refers to financial assets, such as trade receivables and cash, less financial liabilities, such as trade payable and other payables. The impact of any such transaction gains or losses is reflected in finance expenses. Our most significant exposure relates to a potential change in the exchange rates of the U.S. dollar and the NIS. Assuming a 10% decrease in the U.S. dollar relative to the NIS, and assuming no other change, our finance expenses would have increased by $0.2 million in 2012, increase by $0.5 million in 2013, and increase by $0.3 million 2014 due to our negative current net asset position denominated in U.S. dollars in 2012, 2013 and 2014.

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

Commodity Price Risk

Operating in the agribusiness sector, changes in certain commodity prices may affect our reported operating results and cash flows. We currently are not exposed to commodity price risks, however the prospects of our wholly owned subsidiary Evofuel will depend on biofuel and oil and natural gas prices, and the royalties we may receive from our collaborators on the sales and transfers of GM seeds containing the traits we develop could be affected by fluctuations in seed commodity prices. As of December 31, 2014, we did not have any hedge arrangements in place to protect our exposure to commodity price fluctuations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The effective date of the registration statement, File No. 333-191315, for our IPO of ordinary shares, par value NIS 0.02 per share, was November 20, 2013. The offering commenced on November 21, 2013 and was closed on November 26, 2013. Credit Suisse Securities and Deutsche Bank Securities acted as joint book-running managers for the offering, and Oppenheimer & Co. and Piper Jaffray & Co. acted as co-managers. We registered and sold 5,750,000 of our ordinary shares in our IPO. The aggregate offering price of the shares registered was approximately $84.8 million, as was the aggregate price of the shares sold. The total expenses of the offering, including underwriting discounts and commissions, were approximately $8 million. The net proceeds that we received from the offering were approximately $76.8 million.

A portion of the net proceeds from our IPO has been used to enhance our seed traits operation, to develop and expand our ag-chemical operations, to further develop and commercialize our Evofuel activities and to fund our working capital and capital expenditures. The balance is held in cash, short term deposit and marketable securities.

None of the net proceeds of our IPO was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2014. Based on such evaluation, our Chief Executive Officer and chief financial officer have concluded that, as of December 31, 2014, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system has been designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of our published consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). Based on such assessment, our management has concluded that, as of December 31, 2014, our internal control over financial reporting is effective based on those criteria.

(c)	Attestation Report of Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal controls over financial reporting because the Jumpstart Our Business Startups Act provides an exemption from such requirement as we qualify as an emerging growth company..

(d)	Changes in internal control over financial reporting

During the period covered by this report, no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act), have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Dr. Michael Anghel and Dr. Simcha Sadan qualifies as an audit committee financial expert, as defined by the rules of the SEC, and has the requisite financial experience required by the Listed Company Manual. In addition, each of Dr. Anghel and Dr. Sadan is independent, as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and the Listed Company Manual.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics and Proper Business Conduct applicable to our executive officers, directors and all other employees, which is a “code of ethics” as defined in this Item 16B of Form 20-F promulgated by the SEC. We have also implemented a training program for new and existing employees concerning our Code of Ethics and Proper Business Conduct. A copy of the code is delivered to every employee of Evogene Ltd. and all of its subsidiaries, and is available to investors and others on our website at http://investors.evogene.com/corporate-governance.aspx or by contacting our investor relations department. Information contained on, or that can be accessed through, our website does not constitute a part of this Form 20-F and is not incorporated by reference herein. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our Code of Ethics and Proper Business Conduct in 2014.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services.

We paid or accrued the following fees for professional services rendered by Ernst & Young, an independent registered public accounting firm, for the years ended December 31, 2014 and 2013:

	2013	2014
Audit Fees	$131,611	$140,000
Audit-Related Fees	265,526	–
Tax Fees	10,000	10,000
All Other Fees	–	–
Total	$407,137	$150,000

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

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing and tax advice on actual or contemplated transactions.

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

Except as otherwise indicated, we are in compliance with corporate governance standards as currently applicable to us under Israeli, U.S., SEC and NYSE laws, rules and regulations. Under the Listed Company Manual, as a foreign private issuer, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Listed Company Manual for U.S. domestic issuers. We currently follow the provisions of the Companies Law, rather than the Listed Company Manual, solely with respect to the following requirements:

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-2 through F-48 of this annual report.

ITEM 19.	EXHIBITS

See exhibit index incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Evogene Ltd.

Date: April 30, 2015	By:	/s/ Ofer Haviv
Name: Ofer Haviv
Title: President and Chief Executive Officer

ANNUAL REPORT ON FORM 20-F
INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
1.2
Amendments to Articles 19 and 21 of the Amended and Restated Articles of Association of the Registrant (incorporated by reference to Appendix A to Evogene's proxy statement for its 2014 annual general meeting of shareholders, annexed as Exhibit 99.1(a) to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on April 8. 2014)

4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
4.2	Evogene Share Option Plan (2002) (incorporated by reference to Exhibit 10.10 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
4.3	Evogene Ltd. Key Employee Share Incentive Plan, 2003 (incorporated by reference to Exhibit 10.11 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
4.4.1	The Evogene Ltd. 2013 Share Option Plan (incorporated by reference to Exhibit 10.12 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
4.4.2	2015 U.S. Addendum to Evogene Ltd. 2013 Share Option Plan
4.5
Second Amended and Restated Collaboration Agreement, dated October 27, 2013, by and between Monsanto Company and Evogene Ltd., (incorporated by reference to Exhibit 10.1 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315)) †

4.6
Wheat Collaboration and License Agreement, dated December 10, 2010, by and between Bayer CropScience AG and Evogene Ltd., as amended on October 14, 2012 and on July 21, 2014 (incorporated by reference to Exhibits 10.6 and 10.7 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315)) †

4.7
Evogene Ltd. Officers’ Compensation Policy (incorporated by reference to Appendix A to Evogene's proxy statement for its special general meeting of shareholders held on March 11, 2014, annexed as Exhibit 99.1 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on February 10, 2014)

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

†  Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Evogene Ltd.

We have audited the accompanying consolidated balance sheets of Evogene Ltd. (the "Company") and its subsidiaries as of December 31, 2014 and 2013 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2014 and 2013 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 30, 2015	A Member of Ernst & Young Global

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2014	2013

CURRENT ASSETS:
Cash and cash equivalents	7	$5,213	$95,454
Restricted cash		1,000	-
Marketable securities	8	80,040	31,452
Short-term bank deposits		30,046	-
Trade receivables		1,183	1,913
Other receivables	9	889	733

		118,371	129,552
LONG-TERM ASSETS:
Long-term deposits		21	28
Plant, property and equipment, net	10	8,812	7,215
Long-term investment	6	382	471
Intangible assets, net		-	45

		9,215	7,759

		$127,586	$137,311
CURRENT LIABILITIES:
Trade payables		$1,984	$2,014
Other payables	11	3,854	4,363
Liabilities in respect of grants from the Chief Scientist	12	570	625
Deferred revenues and other advances	5	1,511	1,572

		7,919	8,574
LONG-TERM LIABILITIES:
Liabilities in respect of grants from the Chief Scientist	12	3,103	3,008
Deferred revenues and other advances	5	453	963
Severance pay liability, net	14	29	19

		3,585	3,990
SHAREHOLDERS' EQUITY:	17
Ordinary shares of NIS 0.02 par value:
Authorized − 150,000,000 ordinary shares; Issued and outstanding –25,350,954 and 24,901,327 shares at December 31, 2014 and 2013, respectively		140	137
Share premium and other capital reserve		175,553	169,469
Accumulated other comprehensive loss		(222)	-
Accumulated deficit		(59,389)	(44,859)

		116,082	124,747

		$127,586	$137,311

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		Year Ended December 31,
	Note	2014	2013	2012

Revenues:	21
Research and development payments, including up-front payments		$14,198	$15,028	$13,914
Share purchase related revenues		313	2,553	3,158

Total Revenues		14,511	17,581	17,072

Cost of revenues	19a	9,709	10,114	9,552

Gross profit		4,802	7,467	7,520

Operating expenses:

Research and development, net	19b	14,022	11,107	7,252
Business development	19c	1,851	1,517	1,159
General and administrative	19d	4,185	3,564	2,235

Total operating expenses		20,058	16,188	10,646

Operating loss		(15,256)	(8,721)	(3,126)

Financing income	19e	2,242	1,179	972
Financing expenses	19e	(1,516)	(1,336)	(294)

Loss before taxes on income		(14,530)	(8,878)	(2,448)

Taxes on income	15	-	-	74

Net loss		$(14,530)	$(8,878)	$(2,522)

Other comprehensive loss:
Unrealized loss on derivatives		$(222)	$-	$-

Total comprehensive loss		$(14,752)	$(8,878)	$(2,522)

Basic and diluted net loss per share	20	$(0.58)	$(0.45)	$(0.14)

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Share capital	Share Premium and other capital reserve	Accumulated other comprehensive loss	Put Option	Accumulated Deficit	Total

Balance as of January 1, 2013	$102	$91,902	-	$(7,764)	$(35,981)	$48,259

Net loss	-	-	-	-	(8,878)	(8,878)

Shares issued, net	32	76,764	-	-	-	76,796

Issuance and exercise of put options	-	(4,483)	-	7,764	-	3,281

Exercise of options	3	2,556	-	-	-	2,559

Share-based compensation	-	2,730	-	-	-	2,730

Balance as of December 31, 2013	137	169,469	-	-	(44,859)	124,747

Net loss	-	-	-	-	(14,530)	(14,530)

Exercise of options	3	2,854	-	-	-	2,857

Other comprehensive loss	-	-	(222)	-	-	(222)

Share-based compensation	-	3,230	-	-	-	3,230

Balance as of December 31, 2014	$140	$175,553	$(222)	$-	$(59,389)	$116,082

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year Ended December 31,
	2014	2013	2012

Cash flows from operating activities:

Net loss	$(14,530)	$(8,878)	$(2,522)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:

Depreciation and amortization	2,249	2,042	1,835
Share-based compensation	3,230	2,730	1,173
Financing expenses (income), net	(926)	157	(678)
Taxes on income	-	-	74
Gain on disposal of property, plant and equipment	-	-	(33)

	4,553	4,929	2,371
Changes in asset and liability items:

Decrease (increase) in trade receivables	730	(345)	(742)
Decrease (increase) in other receivables	58	(81)	331
Decrease in long term deposits	7	15	5
Increase (decrease) in trade payables	(267)	292	231
Increase (decrease) in other payables	(895)	940	974
Increase in severance pay liability, net	10	8	-
Decrease in deferred revenues	(571)	(3,191)	(3,331)

	(928)	(2,362)	(2,532)

Cash received (paid) during the year for:

Interest received	2,010	1,041	869
Taxes withheld by customers	-	-	(74)

Net cash used in operating activities	(8,895)	(5,270)	(1,888)

Cash flows from investing activities:

Purchase of property, plant and equipment	(3,564)	(1,613)	(2,963)
Proceeds from disposal of property, plant and equipment	-	-	34
Proceeds from sale of marketable securities	31,195	18,157	15,697
Purchase of marketable securities	(80,615)	(19,444)	(11,935)
Proceeds from (investment in) bank deposits, net	(30,046)	-	17,652
Increase in restricted cash	(1,000)	-	-

Net cash provided by (used in) investing activities	(84,030)	(2,900)	18,485

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year Ended December 31,
	2014	2013	2012

Cash flows from financing activities:

Proceeds from issuance of shares, net	-	77,014	-
Proceeds from exercise of warrants and options	2,857	2,559	1,519
Proceeds from the Chief Scientist grants (Note 12)	339	348	484
Repayment of the Chief Scientist grants (Note 12)	(530)	(513)	(892)

Net cash provided by financing activities	2,666	79,408	1,111

Exchange rate differences - cash and cash equivalent balances	18	(46)	89

Increase (decrease) in cash and cash equivalents	(90,241)	71,192	17,797

Cash and cash equivalents, beginning of the year	95,454	24,262	6,465

Cash and cash equivalents, end of the year	$5,213	$95,454	$24,262

Significant non-cash activities:

Acquisition of property, plant and equipment	$536	$299	$101

Long term investments	$-	$471	$-

Issuance expenses	$-	$218	$-

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:–     GENERAL

a.
Evogene Ltd. ("Company") is a plant genomics biotech company that is engaged in research and development in the field of plant improvement. The Company was founded in 2000 as a division of Compugen Ltd. ("Compugen") and spun-off as an independent company in January 2002. The Company uses a comprehensive and integrated technology infrastructure to enhance seed traits underlying crop performance and productivity through biotechnology and advanced breeding methods. The Company's business focuses on three distinct operations: (i) seed traits, (ii) ag-chemicals and (iii) seeds, focusing on developing improved castor bean seeds to serve as feedstock source for biofuel and other industrial uses.

The Company’s securities are listed for trading on the Tel Aviv Stock Exchange (“TASE”) and the New York Stock Exchange (“NYSE”).

During November 2013, the Company completed initial public offering in the United States of 5,750,000 ordinary shares at the price to the public of $14.75 per share for total net proceeds of $ 76.8 million, net of issuance expenses.

b.
The Company principally derives its revenues from collaboration arrangements. Revenues from its major collaborators accounted together for 87%, 94% and 94% for the years ended December 31, 2014, 2013 and 2012, respectively. As to major customers, see Note 21(c). If a major customer decides to terminate its collaboration agreement with the Company, the Company may not be able to make up the lost revenue and it may have a material adverse effect on its results of operations.

c.	The Company has two fully owned subsidiaries – Evofuel Ltd. (“Evofuel”) and Evogene Inc.

On January 1, 2012, Evogene established Evofuel, which is engaged in the development of improved species of the castor bean plant, which may serve as a source for extraction of oil for the biodiesel industry and other industrial uses.

Evogene Inc. was incorporated in Delaware, United States. As of December 31, 2014 Evogene Inc. is not active.

d.
On February 8, 2015 the company announced it has signed a Letter of Intent with plans to establish a research and development facility in the Bio-Research and Development Growth (BRDG) Park, in St. Louis, Missouri, united states. The establishment of the facility is a key component of the Company's previously disclosed entry into the field of insect control.

e.	Definitions

In these Financial Statements –

The Company	- Evogene Ltd.

Subsidiary	- A company which the Company has a control over (as defined in IFRS 10) and whose financial statements are consolidated with the Company' Financial Statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The Company's financial statements have been prepared on a cost basis, except for: investment property; available-for-sale financial assets; financial assets and liabilities (including derivatives) which are presented at fair value through profit or loss.

The Company has elected to present profit or loss items using the function of expense method.

b.	The operating cycle:

The Company’s operating cycle is one year.

c.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

d.	Functional currency, presentation currency and foreign currency:

1.	Functional currency and presentation currency:

The presentation currency of the financial statements is the U.S. dollar.

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s revenues were denominated mostly in U.S. dollars because of the Company’s collaboration agreement with Monsanto. This collaboration accounted for 63%, 62% and 70% of the Company’s revenues during 2014, 2013 and 2012, respectively. The Company’s costs were mostly denominated in NIS, mainly due to payroll and related costs. To further support the Company’s determination in light of these mixed indicators, the Company has analyzed the currency in which funds from financing activities are generated or held and the currency in which receipts from operating activities are usually retained.

Funds from financing activities were principally derived from significant funds raised in U.S. dollars in 2007, 2008, 2011 and 2013 from the public and from the Company’s major collaborators, Monsanto and Bayer CropScience LP ("Bayer"). These funds were maintained mostly in U.S. dollars. A majority of the Company’s marketable securities are denominated in U.S. dollars as well.

The Company operates and plans its activities in U.S. dollars and accordingly its periodic budgets and internal management reports are prepared and monitored using the U.S. dollar as the primary currency. Further, the Company is mostly influenced by the U.S. regulatory environment.

This currency is used to separately measure each entity’s financial position and operating results.

2.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences, other than those capitalized to qualifying assets or accounted for as hedging transactions in equity, are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

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

Government grants received from the Office of the Chief Scientist in Israel ("OCS"), the Israel-U.S. Binational Industrial Research and Development Fund ("BIRD") and the Canada-Israel Industrial Research and Development Foundation ("CIIRDF") are recognized upon receipt as a liability if future economic benefits are expected from the research project that will result in royalty-bearing sales.

A liability for the loan is first measured at fair value using a discount rate that reflects a market rate of interest. The difference between the amount of the grant received and the fair value of the liability is accounted for as a Government grant and recognized as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method. Royalty payments are treated as a reduction of the liability. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37.

In each reporting date, the Company evaluates whether there is reasonable assurance that the liability recognized, in whole or in part, will not be repaid (since the Company will not be required to pay royalties) based on the best estimate of future sales and using the original effective interest method, and if so, the appropriate amount of the liability is derecognized against a corresponding reduction in research and development expenses.
Amounts paid as royalties are recognized as settlement of the liability.

h.	Leases:

The criteria for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the following principles as set out in IAS 17.

The Company is only involved in operating lease transaction as a lessee.

Leases in which substantially all the risks and rewards of ownership of the leased asset are not transferred to the Company are classified as operating leases. Lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

i.	Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that are used in connection with plant and equipment.

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

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

j.	Intangible assets:

Separately acquired intangible assets are measured on initial recognition at cost including directly attributable costs.

Intangible assets with a finite useful life are amortized over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end.

Amortization expenses in respect of intangible assets in the statements of comprehensive loss for 2014, 2013 and 2012 totaled $45, $44 and $45, respectively. The expenses were included in research and development expenses.

Research and development expenditures:

Research expenditures are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company's intention to complete the intangible asset and use or sell it; the ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the ability to measure reliably the respective expenditure asset during its development.

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

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable.

If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

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

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income (loss) or equity.

1.	Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

2.	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

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

Loans and receivables are investments with fixed or determinable payments that are not quoted in an active market. After initial recognition, loans are measured based on their terms at amortized cost plus directly attributable transaction costs using the effective interest method and less any impairment losses. Short-term borrowings are measured based on their terms, normally at face value.

c)	Available-for-sale financial assets:

Available-for-sale financial assets are (non-derivative) financial assets that are designated as available for sale or are not classified in any of the other three classification categories stipulated in IAS 39. After initial recognition, available-for-sale financial assets are measured at fair value. Gains or losses from fair value adjustments, except for interest, exchange rate differences that relate to debt instruments and dividends from an equity instrument, are recognized in other comprehensive income (loss). When the investment is disposed of or in case of impairment, the other comprehensive income (loss) is transferred to profit or loss.

2.	Financial liabilities:

Financial liabilities are initially recognized at fair value. Loans and other liabilities measured at amortized cost are presented less direct transaction costs.

After initial recognition, the accounting treatment of financial liabilities is based on their classification as follows:

a)	Financial liabilities at amortized cost:

After initial recognition, loans and other liabilities are measured based on their terms at amortized cost less directly attributable transaction costs using the effective interest method.

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

Derivatives, including separated embedded derivatives, are classified as held for trading unless they are designated as effective hedging instruments.

A liability may be designated upon initial recognition at fair value through profit or loss, subject to the provisions of IAS 39.

3.	Offsetting financial instruments:

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position if there is a legally enforceable right to set off the recognized amounts and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The right of set-off must be legally enforceable not only during the ordinary course of business of the parties to the contract but also in the event of bankruptcy or insolvency of one of the parties. In order for the right of set-off to be currently available, it must not be contingent on a future event, there may not be periods during which the right is not available, or there may not be any events that will cause the right to expire.

4.	Derecognition of financial instruments:

a)	Financial assets:

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

When an existing financial liability is exchanged with another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is accounted for as an extinguishment of the original liability and the recognition of a new liability. The difference between the carrying amounts of the above liabilities is recognized in profit or loss. If the exchange or modification is not substantial, it is accounted for as a change in the terms of the original liability and no gain or loss is recognized on the exchange. When evaluating whether the change in the terms of an existing liability is substantial, the Company takes into account both quantitative and qualitative considerations.

o.	Derivative financial instruments designated as hedges:

The Company enters into contracts for derivative financial instruments such as forward currency contracts to hedge risks associated with foreign exchange rate fluctuations.

Any gains or losses arising from changes in the fair values of derivatives that do not qualify for hedge accounting are recorded immediately in profit or loss.

Hedges which meet the criteria for hedge accounting are accounted for as follows:

Cash flow hedges:

The effective portion of the change in the fair value of the hedging instrument is recognized in other comprehensive income (loss) while any ineffective portion is recognized immediately in profit or loss.

Amounts recognized as other comprehensive income (loss) are reclassified to profit or loss when the hedged transaction affects profit or loss, such as when the hedged income or expense is recognized or when a forecasted transaction occurs.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income (loss) are reclassified to profit or loss. If the hedging instrument expires or is sold, terminated or exercised, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income (loss) remain in other comprehensive income (loss) until the forecast transaction or firm commitment occurs.

p.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	Inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

q.	Provisions:

A provision in accordance with IAS 37 is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

r.	Employee benefit liabilities:

The Company and its subsidiaries have several employee benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Company has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Company and its subsidiaries have defined contribution plans pursuant to section 14 to the Severance Pay Law under which the Company and its subsidiaries pay fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods.

Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee's services.

s.	Share-based payment transactions:

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model.

As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Income (loss) per share:

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the weighted number of ordinary shares outstanding during the period.

Potential ordinary shares are included in the computation of diluted earnings per share when their conversion decreases earnings per share from continuing operations. Potential ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share. The Company's share of earnings of investees is included based on its share of earnings per share of the investees multiplied by the number of shares held by the Company.

u.	Other capital reserve:

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

a.	Judgments:

Revenue:

The Company assesses the criteria for recognition of revenue related to up-front payments and multiple components as outlined by IAS 18, "Revenue". Judgment is necessary to determine over which period the Company will satisfy its obligations related to up-front payments and when components can be recognized separately and the allocation of the related consideration to each component.

b.	Estimates and assumptions:

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

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Company that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

-	Government grants:
Government grants received from the OCS, BIRD and CIIRDF are recognized as a liability if future economic benefits are expected from the research and development activity that will result in royalty-bearing sales. There is uncertainty regarding the estimated future cash flows used to measure the amount of the liability.

-	Legal claims:
In estimating the likelihood of outcome of legal claims filed against the Company and its investees, the companies rely on the opinion of their legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

-	Determining the fair value of an unquoted financial asset:
The fair value of unquoted financial assets in Level 3 of the fair value hierarchy is determined using valuation techniques, generally using future cash flows discounted at current rates applicable for items with similar terms and risk characteristics. Changes in estimated future cash flows and estimated discount rates, after consideration of risks such as liquidity risk, credit risk and volatility, are liable to affect the fair value of these assets.

-	Determining the fair value of share-based payment transactions:
The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price and exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

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

IFRS 9, "Financial Instruments":

In July 2014, the IASB issued the final and complete version of IFRS 9, "Financial Instruments" ("IFRS 9"), which replaces IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 mainly focuses on the classification and measurement of financial assets and it applies to all assets in the scope of IAS 39.

According to IFRS 9, all financial assets are measured at fair value upon initial recognition. In subsequent periods, debt instruments are measured at amortized cost only if both of the following conditions are met:

-	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent measurement of all other debt instruments and financial assets should be at fair value. IFRS 9 establishes a distinction between debt instruments to be measured at fair value through profit or loss and debt instruments to be measured at fair value through other comprehensive income (loss).

Financial assets that are equity instruments should be measured in subsequent periods at fair value and the changes recognized in profit or loss or in other comprehensive income (loss), in accordance with the election by the Company on an instrument-by-instrument basis. If equity instruments are held for trading, they should be measured at fair value through profit or loss.

According to IFRS 9, the provisions of IAS 39 will continue to apply to derecognition and to financial liabilities for which the fair value option has not been elected.

According to IFRS 9, changes in fair value of financial liabilities which are attributable to the change in credit risk should be presented in other comprehensive income (loss). All other changes in fair value should be presented in profit or loss.

IFRS 9 also prescribes new hedge accounting requirements.

IFRS 9 is to be applied for annual periods beginning on January 1, 2018. Early adoption is permitted.

The Company believes that the amendments to IFRS 9 are not expected to have a material impact on the financial statements.

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

Under the Put Option Agreement, the put option originally granted by Monsanto to the Company under the contract for Monsanto’s investment in the Company from August 2008, as amended in 2011, was canceled. Instead, Monsanto granted the Company a new put option (the "2013 Put Option") which gives the Company the right to require Monsanto to purchase new ordinary shares of the Company up to an aggregate amount of $12,000 (the "Investment Amount"), with the new shares priced at a specified average closing price on either the TASE or the NYSE (or such other U.S. stock exchange, as applicable) at the time of the put option is exercised but in any event at a price not lower than $14 per share and not higher than $34 per share. In addition, if Monsanto purchases, directly or through a subsidiary, any of the Company’s securities in the context of an initial public offering in the United States prior to February 1, 2016, Monsanto’s aggregate purchase amount under the put option will be reduced by the amount actually invested in such an initial public offering.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	MAJOR COLLABORATION AGREEMENTS (Cont.)

The exercise period of the 2013 Put Option shall begin on the earlier of (1) 180 days after the closing of an initial public offering in the U.S., or (2) February 1, 2016. The Company’s right to exercise the New Put Option shall terminate on the latest of July 15, 2016, although it may terminate at an earlier date if the Company exercises the put option within the permitted timeframe after the closing of the initial public offering.

As Monsanto purchased the Company's securities in the context of the initial public offering in the United States, Monsanto's aggregate purchase amount of the Put option was fully reduced and as such, the 2013 put option has expired (see also Note 17(g)).

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

The following table presents the various types of revenues recorded by the Company in connection with the agreements with Monsanto during all periods presented:

	Year ended December 31,
	2014	2013	2012

Periodic research and development payments	$8,667	$8,400	$8,569
Up-front payments	203	561	699
Allocated revenues from share purchase agreement and put option	(195)	2,010	2,700

Total	$8,675	$10,971	$11,968

b.
On December 12, 2010, the Company signed share purchase and collaboration agreements with Bayer. The collaboration agreement focuses on the improvement of yield, nitrogen use efficiency, and abiotic tolerance (or the increased resistance to conditions such as drought, heat and salinity) of wheat. Pursuant to the share purchase agreement, which closed on January 10, 2011, Bayer invested $12,000 in the Company in exchange for 863,310 ordinary shares at $13.90 per share, NIS 0.02 par value.

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

In July 2014, the remaining work plan under the collaboration agreement with Bayer has been amended, pursuant to which the Company will shift from discovery of additional genes and SNPs to discovery of genomic promoters predicted to enable the desired traits when used with appropriate genes (promoters are segments of DNA that determine how the gene will be expressed in the plant).

The following table presents the various types of revenues recorded by the Company in connection with the agreements with Bayer during all periods presented:

	Year ended December 31,
	2014	2013	2012

Periodic research and development payments and other payments	$3,131	$4,833	$3,392
Up-front payments	297	322	265
Allocated revenues from share purchase agreement	508	543	458

Total	$3,936	$5,698	$4,115

NOTE 6: -	LONG-TERM INVESTMENT

On February 4, 2013, the Company signed an agreement with private Israeli company, according to which the Company undertook to provide the private Israeli company with rights to use its greenhouses and facilities, including support for the private Israeli company's development process for the following consideration:

a.	15% of the private Israeli company’s shares on an outstanding basis. The shares are subject to reverse vesting over a period of 36 months.

b.	The Company also was granted with anti-dilution option up to an aggregate investment of $4,000 in the private Israeli company.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: -	LONG-TERM INVESTMENT (Cont.)

c.	A three years access to the system being developed by the private Israeli company including an option to purchase the system for $200 which is exercisable over the term of the agreement.

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

As of December 31, 2014, based on third party valuation, the total consideration amounts to $382. The fair value of the shares was determined using a DCF model.

NOTE 7:-	CASH AND CASH EQUIVALENTS

	December 31,
	2014	2013

Cash for immediate withdrawal in NIS	$164	$124
Cash for immediate withdrawal in US$	3,819	11,979
Cash for immediate withdrawal in Euro and other currencies	116	830
Cash equivalents in NIS bank deposits (1)	1,114	305
Cash equivalents in US$ bank deposits	-	82,216

	$5,213	$95,454

(1)	As of the reporting date, the NIS deposits bear interest of 0.14%. The bank deposits are for periods ranging from one day to one month.

NOTE 8: -     MARKETABLE SECURITIES

	December 31,
	2014	2013

Financial assets measured at fair value through profit or loss:

Corporate bonds and government treasury notes	$80,040	$31,452

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: -     OTHER RECEIVABLES

	December 31,
	2014	2013

Prepaid expenses	$213	$207
Accrued bank interests	229	15
Government authorities	194	314
Other receivable	253	197

	$889	$733

NOTE 10:-	PLANT, PROPERTY AND EQUIPMENT

Balance at December 31, 2014:

	Laboratory Equipment	Computers and Peripheral Equipment	Office Equipment and Furniture	Leasehold Improvements	Vehicles	Total
Cost:

Balance at January 1, 2014	$2,890	$2,153	$209	$9,510	$49	$14,811
Additions	660	575	-	2,517	49	3,801

Balance at December 31, 2014	3,550	2,728	209	12,027	98	18,612

Accumulated Depreciation:

Balance at January 1, 2014	1,951	1,550	74	4,009	12	7,596
Additions	388	382	13	1,404	17	2,204

Balance at December 31, 2014	2,339	1,932	87	5,413	29	9,800

Depreciated cost at December 31, 2014	$1,211	$796	$122	$6,614	$69	$8,812

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	PLANT, PROPERTY AND EQUIPMENT (Cont.)

Balance at December 31, 2013:

	Laboratory Equipment	Computers and Peripheral Equipment	Office Equipment and Furniture	Leasehold Improvements	Vehicles	Total
Cost:

Balance at January 1, 2013	$2,639	$1,729	$199	$8,384	$49	$13,000
Additions	251	424	10	1,126	-	1,811

Balance at December 31, 2013	2,890	2,153	209	9,510	49	14,811

Accumulated Depreciation:

Balance at January 1, 2013	1,560	1,192	62	2,780	5	5,599
Additions	391	358	12	1,229	7	1,997

Balance at December 31, 2013	1,951	1,550	74	4,009	12	7,596

Depreciated cost at December 31, 2013	$939	$603	$135	$5,501	$37	$7,215

NOTE 11:-	OTHER PAYABLES

	December 31,
	2014	2013

Employees and payroll accruals	$2,375	$2,992
Government authorities	356	609
Hedging instruments	386	-
Accrued expenses	737	762

	$3,854	$4,363

NOTE 12: -   GRANTS FROM THE CHIEF SCIENTIST

	December 31,
	2014	2013

Balance at January 1	$3,633	$3,651
Grants received	339	348
Royalties paid	(530)	(513)
Amounts recorded in profit or loss	231	147

Balance at December 31	$3,673	$3,633

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: -   GRANTS FROM THE CHIEF SCIENTIST (Cont.)

The Company received research and development grants from the OCS, and undertook to pay royalties of 3%-3.5% of revenues derived from research and development projects that were financed by the OCS, of up to 100% of the grants received. As of December 31, 2014, the Company received grants amounting to $5,461, (including interest), while total royalties paid as of that date amounted to $2,437.

The Company received research and development grants from BIRD, and undertook to pay royalties of 5% of revenues derived from research and the development projects that were financed by BIRD, of up to 150% of all grants received. As of December 31, 2014, the Company received grants in the amount of $ 508 (including interest). No royalties have yet been paid through December 31, 2014 as no revenues were derived from products developed using these grants.

The Company received research and development grants from CIIRDF, and undertook to pay royalties of 2.5% of revenues derived from research and the development projects that were financed by CIIRDF, of up to 100% of all grants received. As of December 31, 2014, the Company received grants amounting to $334. No royalties have yet been paid through December 31, 2014 as no revenues were derived from products developed using these grants.

NOTE 13:-	FINANCIAL INSTRUMENTS

a.	Classification of financial instruments by fair value hierarchy:

As of December 31, 2014

	Fair value hierarchy
	Level 2	Level 3	Total

Financial assets:

Marketable securities	$80,040	$-	$80,040
Long-term investment	-	382	382

Financial Liabilities:

Derivative financial liabilities	386	-	386
	$80,426	$382	$80,808

As of December 31, 2013

	Fair value hierarchy
	Level 2	Level 3	Total

Financial assets:

Marketable securities	$31,452	$-	$31,452
Long-term investment	-	471	471
	$31,452	$471	$31,923

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	FINANCIAL INSTRUMENTS (Cont.)

During 2014 there was no transfer due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

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

The following table presents the repayment dates of the Company and its subsidiaries’ financial liabilities, by contractual terms, in nominal amounts (including interest payments):

Balance at December 31, 2014:

	Up to 1 Year	1 Year To 2 Years	2 Years To 3 Years	3 Years to 4 Years	4 Years to 5 Years	Over 5 Years	Total
Trade payables	$1,984	$-	$-	$-	$-	$-	$1,984
Other payables	3,854	-	-	-	-	-	3,854
Liabilities in respect of grants from the Chief Scientist	584	637	822	1,050	931	104	4,128

	$6,422	$637	$822	$1,050	$931	$104	$9,966

Balance at December 31, 2013:

	Up to 1 Year	1 Year To 2 Years	2 Years To 3 Years	3 Years to 4 Years	4 Years to 5 Years	Over 5 Years	Total
Trade payables	$2,014	$-	$-	$-	$-	$-	$2,014
Other payables	4,363	-	-	-	-	-	4,363
Liabilities in respect of grants from the Chief Scientist	908	595	448	438	504	1,524	4,417

	$7,285	$595	$448	$438	$504	$1,524	$10,794

c.	Fair Value:

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	FINANCIAL INSTRUMENTS (Cont.)

d.	Sensitivity tests relating to changes in market factors:

	December 31,
	2014	2013

Sensitivity test to changes in the NIS exchange rate:

Gain (loss) from the change:
Increase of 5% in exchange rate	$133	$227
Decrease of 5% in exchange rate	$(133)	$(227)

Sensitivity test to changes in the market price of listed securities:

Gain (loss) from the change:
Increase of 5% in market price	$4,002	$1,573
Decrease of 5% in market price	$(4,002)	$(1,573)

Sensitivity tests and principal work assumptions:

The selected changes in the relevant risk variables were determined based on management's estimate as to reasonable possible changes in these risk variables.

e.	Hedging activities and derivatives:

Cash flow hedges:

As of December 31, 2014, the Company held NIS/USD hedging contracts (forward contracts) designated as hedges of expected future salaries expenses, for expected future payments to government authorities and to Israeli suppliers, OCS royalties payments and for rent payments.

The main terms of these positions were set to match the terms of the hedged items.

Cash flow hedges of the expected wage costs, the government authorities payments and rent payments in January-April 2015 was estimated as highly effective, and December 31, 2014 other comprehensive loss in the amount of about $ 222 thousands, was included in equity in Accumulated other comprehensive loss.

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SEVERANCE PAY LIABILITY (Cont.)

Section 14 to the Severance Law applies to part of the compensation payments, pursuant to which the fixed contributions paid by the group into pension funds and/or policies of insurance companies release the group from any additional liability to employees for whom said Contributions were made. These contributions and contributions for compensation represent defined contribution plans.

	Year ended December 31,
	2014	2013	2012

Expenses - defined contribution plan	$835	$722	$556

NOTE 15:-	TAXES ON INCOME

a.	Tax rates applicable to the Company:

1.	The Israeli corporate tax rate was 26.5% in 2014 and 25% in 2012 and 2013.

On December 5, 2011, the "Knesset" (Israeli parliament) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among others, cancels effective from 2012, the scheduled reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25%, as above, the real capital gain tax rate and the real betterment tax rate were also increased accordingly.

On July 30, 2013, the "Knesset" approved the second and third readings of the Economic Plan for 2013-2014 ("the Budget Law") which consists, among others, of fiscal changes whose main aim is to enhance the collection of taxes in those years.

On August 5, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 ("the Budget Law"), which consists, among others, of fiscal changes whose main aim is to enhance the collection of taxes in those years.

These changes include, among others, increasing the corporate tax rate from 25% to 26.5%, cancelling the reduction in the tax rates applicable to privileged enterprises (9% in development area A and 16% elsewhere) and, in certain cases, increasing the rate of dividend withholding tax within the scope of the Law for the Encouragement of Capital Investments to 20% effective from January 1, 2014. There are also other changes such as taxation of revaluation gains effective from August 1, 2013. The provisions regarding revaluation gains will become effective only after the publication of regulations defining what should be considered as "retained earnings not subject to corporate tax" and regulations that set forth provisions for avoiding double taxation of overseas assets. As of the date of approval of these financial statements, these regulations have not been issued.

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

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 68):

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011 ("the Amendment"), which prescribes, among others, amendments in the Law for the Encouragement of Capital Investments, 1959 ("the Law"). The Amendment became effective as of January 1, 2011. According to the Amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire privileged income under its status as a privileged company with a privileged enterprise. Commencing from the 2011 tax year, the Company can elect (without possibility of reversal) to apply the Amendment in a certain tax year and from that year and thereafter, it will be subject to the amended tax rates. The tax rates under the Amendment are: 2011 and 2012 - 15% (in development area A - 10%) and in 2013 - 12.5% (in development area A - 7%).

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 71):

On August 5, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which consists of Amendment 71 to the Law for the Encouragement of Capital Investments ("the Amendment"). According to the Amendment, the tax rate on preferred income form a preferred enterprise in 2014 and thereafter will be 16% (in development area A - 9%).

The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise's earnings as above will be subject to tax at a rate of 20%.

The Company has evaluated the effect of the adoption of the Amendment on its financial statements, and as of the date of the approval of the financial statements, the Company believes that it will not apply the Amendment. Accordingly, the Company has not adjusted its deferred tax balances as of December 31, 2014. The Company may change its position in the future.

c.	Tax assessments:

The Company received assessments that are considered final, up to and including the 2010 tax year.

d.	Net operating carry-forward losses for tax purposes and other temporary differences:

As of December 31, 2014, the Company and its Israeli subsidiary have carry-forward losses amounting to approximately $31 million, which can be carried forward for an indefinite period.

e.	Deferred taxes:

The Company did not recognize deferred tax assets for carry-forward losses and other temporary differences, because their utilization in the foreseeable future is not probable.

f.	Theoretical tax:

The reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate and the taxes on income recorded in profit or loss (0%), relates to carryforward tax losses and other temporary differences for which deferred tax assets were not recorded.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-    COMMITMENTS AND CONTINGENT LIABILITIES

a.	The Company leases office space and motor vehicles under operating leases. Future minimum lease payments under non-cancelable operating leases for the years ended December 31, are as follows:

2015	$549
2016	94
2017 and after	13

$656

The Company has provided a NIS 1 million bank guarantee to secure compliance with office rental payment requirements.

As of December 31, 2014, the Company has deposited $41, in respect of vehicle operating leases.

b.	Claims

The Company is involved in certain claims arising in the normal course of business. However, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

NOTE 17:-    SHAREHOLDERS' EQUITY

a.	General:

All ordinary shares, options, warrants, per share data and exercise prices included in these financial statements for all periods presented have been adjusted to reflect the 1-for-2 reverse share split effected on November 19, 2013.

b.	Share capital:

	December 31, 2014		December 31, 2013
	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
	Number of Shares
Ordinary shares of NIS 0.02 par value each	150,000,000	25,350,954	150,000,000	24,901,327

c.	Changes in share capital:

Share capital issued and outstanding:

	Number of Shares	NIS Par Value
Outstanding at January 1, 2013	18,738,290	374,766

Issuances of Share capital following initial public offering in the United States	5,750,000	115,000
Exercise of options	413,037	8,261

Outstanding at December 31, 2013	24,901,327	498,027

Exercise of options	449,627	8,993

Outstanding at December 31, 2014	25,350,954	507,019

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

Those transactions included the receipt of a loan in the amount of $900 and a license to use Compugen’s technology. Eventually, the loan, including the accrued interest, was forgiven and the license was extended several times in consideration of the issuance of the Company’s ordinary shares with a total fair value of $185.

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

2.
In November, 2013, the Company completed initial public offering in the United States of 5,750,000 ordinary shares (including 813,560 Ordinary shares issued to Monsanto as described above) at the price to the public of $14.75 per share.

The gross proceeds from the above mentioned offering were $84.8 million. The net proceeds were $ 76.8 million

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: -   SHARE- BASED COMPENSATION

a.	Expenses recognized in the financial statements:

The expense recognized in the Company's financial statements for services provided by employees and service-providers is as follows:

	Year Ended December 31,
	2014	2013	2012

Share-based compensation	$3,230	$2,730	$1,173

Share-based payment transactions that were granted by the Company to its employees are as described below.

b.	Share-based payment plan for employees and service-providers:

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

3.
In January 2013, a third plan was approved ("2013 Plan"), under which the Company may grant options to its directors and employees. Options granted under the 2013 Plan may be exercised up to 10 years from the grant date, or until the expiry date (as defined by the Plan) whichever is earlier.

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: -   SHARE- BASED COMPENSATION (Cont.)

On May 7, 2014, the board of directors of the Company approved an issuance to its employees of 252,000 options exercisable into 252,000 ordinary shares of the Company, NIS 0.02 par value each, for an exercise price of NIS 64.55 ($18.72) per share. The fair value of the options determined at their grant date using binomial model was approximately $1,564. The main assumptions used by the Company in determining the fair value were: dividend yield, 0%; expected volatility of the share price, 53.52%; risk free interest rate, 3.64%; and share price of NIS 59.76 ($17.33).

On November 9, 2014, the board of directors of the Company approved an issuance to its employees of 256,000 options exercisable into 256,000 ordinary shares of the Company, NIS 0.02 par value each, for an exercise price of NIS 45.39 ($11.91) per share. The fair value of the options determined at their grant date using binomial model was approximately $881. The main assumptions used by the Company in determining the fair value were: dividend yield, 0%; expected volatility of the share price, 52.55%; risk free interest rate, 2.56%; and share price of NIS 39.66 ($10.41).

c.	Option grants to key officers and directors:

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

On March 20, 2014, the board of directors of the Company approved an issuance to its directors of 20,000 options exercisable into 20,000 ordinary shares of the Company, NIS 0.02 par value each, for an exercise price of NIS 71.05 ($20.39) per share. The fair value of the options determined at their grant date using binomial model was approximately $179. The main assumptions used by the Company in determining the fair value were: dividend yield, 0%; expected volatility of the share price, 58.77%; risk free interest rate, 3.67%; and share price of NIS 67.06 ($19.25).

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: -   SHARE- BASED COMPENSATION (Cont.)

On August 17, 2014, the board of directors of the Company approved an issuance to its directors of 12,500 options exercisable into 12,500 ordinary shares of the Company, NIS 0.02 par value each, for an exercise price of NIS 61.21 ($17.66) per share. The fair value of the options determined at their grant date using binomial model was approximately $68. The main assumptions used by the Company in determining the fair value were:

dividend yield, 0%; expected volatility of the share price, 54.60%; risk free interest rate, 3.01%; and share price of NIS 45.17 ($13.03).

On November 9, 2014, the board of directors of the Company approved an issuance to certain of its key officers of 173,800 options exercisable into 173,800 ordinary shares of the Company, NIS 0.02 par value each, for an exercise price of NIS 47.66 ($12.51) per share. The fair value of the options determined at their grant date using binomial model was approximately $668. The main assumptions used by the Company in determining the fair value were: dividend yield, 0%; expected volatility of the share price, 52.55%; risk free interest rate, 2.56%; and share price of NIS 39.66 ($10.41).

d.	Options exercised:

During 2012, 2013, and 2014 employees and consultants exercised 426,687, 413,037 and 449,627 options, respectively, into total of 1,289,351 Ordinary shares, NIS 0.02 par value each of the Company, for a total consideration of $ 1,519, $ 2,559 and $ 2,857, respectively.

e.	Share options activity:

The following table summarizes the number of share options, the weighted average exercise price, and the changes that were made in the option plans to employees, consultants and directors:

	2014		2013		2012
	Number of Options	Weighted Average Exercise Prices ($)	Number of Options	Weighted Average Exercise Prices ($)	Number of Options	Weighted Average Exercise Prices ($)

Outstanding at January 1	3,565,793	9.08	2,811,941	6.56	3,015,900	5.78
Grants	714,300	14.80	1,227,500	12.61	341,500	9.22
Exercised	(449,627)	6.14	(413,037)	6.55	(426,687)	3.70
Forfeited	(59,704)	11.73	(60,611)	10.13	(118,772)	8.20

Outstanding at December 31	3,770,762	9.75	3,565,793	9.08	2,811,941	6.56
Exercisable at December 31	2,166,364	7.57	2,009,850	6.84	1,825,445	5.63

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: -   SHARE-BASED COMPENSATION (Cont.)

The following table summarizes information about share options outstanding at December 31, 2014:

	Options outstanding
Range of exercise prices ($)	Number outstanding	Average remaining contractual life	Weighted average exercise price

0.4-4.09	395,773	2.53	2.32
6.63-8.90	1,344,781	5.53	7.57
9.10-11.62	1,361,283	8.47	11.59
11.91-18.72	668,925	9.22	14.75

Total	3,770,762	6.93	9.75

f.	The weighted average outstanding remaining contractual term of the options as of December 31, 2014 is 6.93 years (as of December 31, 2013, it is 7.20 years).

g.	The weighted average fair value of options granted during 2014 was NIS 16.94 ($4.68) (for options granted during 2013, the fair value was NIS 15.85 ($4.51)).

h.
The fair value of the Company's share options granted to employees and directors for the years ended December 31, 2014, 2013 and 2012 was estimated using binomial model using the following assumptions:

	2014	2013	2012

Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	53-59	26-60	25-65
Risk-free interest rate (%)	2.56-3.67	0.91-6.34	1.87-6.81
Expected life of the options (years)	4.66	4.64	4.12
Share price (US$/NIS)	13.01/47.26	13.05/46.46	9.34/35.98

The expected life of the options is based on historical data and is not necessarily indicative of the future exercise patterns of the options.

The expected volatility of the share prices reflects the assumption that the historical volatility of the share prices is reasonably indicative of expected future trends.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-    STATEMENTS OF COMPREHENSIVE LOSS - ADDITIONAL INFORMATION

a.	Cost of revenues:

	Year Ended December 31,
	2014	2013	2012

Salaries and benefits	$5,030	$5,423	$5,443
Share-based compensation	708	706	364
Sub-contractors and consultants	1,087	1,172	1,307
Materials	954	947	951
Depreciation	999	1,010	912
Patents and related costs	76	125	80
Rentals and maintenance	855	731	495

	$9,709	$10,114	$9,552

b.	Research and development:

	Year Ended December 31,
	2014	2013	2012

Salaries and benefits	$8,173	$6,663	$3,915
Share-based compensation	897	746	364
Materials and sub-contractors	928	308	675
Plant growth and greenhouse maintenance	573	676	275
Rentals and office maintenance	1,285	1,213	638
Patents	131	82	72
Depreciation and amortization	1,250	1,031	923
Consulting	224	259	279
Other	653	331	229
Participation by the Chief Scientist and other parties	(92)	(202)	(118)

	$14,022	$11,107	$7,252

c.	Business development:

	Year Ended December 31,
	2014	2013	2012

Salaries and benefits	$1,287	$971	$732
Share-based compensation	347	342	164
Travel	139	98	103
Legal	55	88	50
Other	23	18	110

	$1,851	$1,517	$1,159

d.	General and administrative:

	Year Ended December 31,
	2014	2013	2012

Salaries and benefits	$1,780	$1,801	$1,354
Share-based compensation	1,278	936	281
Consultation	105	167	96
Professional fees	899	596	239
Other	123	64	265

	$4,185	$3,564	$2,235

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19: -   STATEMENTS OF COMPREHENSIVE LOSS - ADDITIONAL INFORMATION (Cont.)

e.	Financing income and expenses

Financing income:

	Year Ended December 31,
	2014	2013	2012

Exchange differences, net	$18	$32	$61
Change in the fair value of marketable securities	-	-	42
Interest income	2,224	1,041	869
Revaluation of Investment	-	106	-

	$2,242	$1,179	$972

Financing expenses:

	Year Ended December 31,
	2014	2013	2012

Bank expenses and commissions	$200	$87	$89
Change in the fair value of marketable securities	832	809	-
Revaluation of put option	-	293	-
Hedging instruments	164	-	-
Devaluation of Investment	89	-	-
Revaluation of liabilities to the Chief Scientist	231	147	205

	$1,516	$1,336	$294

NOTE 20:-    NET LOSS PER SHARE

Details of the number of shares and loss used in the computation of net loss per share:

	Year ended December 31,
	2014		2013		2012
	Weighted number of shares *)	Loss	Weighted number of shares *)	Loss	Weighted number of shares *)	Net income

Number of shares and net loss for the computation of basic and diluted net loss per share	25,100,556	(14,530)	19,532,010	(8,878)	18,421,568	(2,522)

*)	To compute diluted net loss per share, potential ordinary shares, detailed below, have not been taken into account due to their anti-dilutive effect:

	2014	2013	2012

Options to employees and consultants under share-based payment plans	3,770,762	3,565,793	2,811,941

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 21:-	OPERATING SEGMENTS

a.	General:

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

Segments performance is determined based on operating loss reported in the financial statements. The results of a segment reported to the CODM include items attributed directly to a segment, as well as other items, which are indirectly attributed using reasonable assumptions.

b.	The following table presents our revenues and operating loss by segments:

	Evogene	Evofuel	Adjustments	Total

For the Year Ended December 31, 2014

Revenues	$14,511	$-	$-	$14,511

Operating loss	$(13,078)	$(2,178)	$-	$(15,256)

Net financing income				726

Loss before taxes on income				$(14,530)

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 21:-	OPERATING SEGMENTS (Cont.)

	Evogene	Evofuel	Adjustments	Total

For the Year Ended December 31, 2013

Revenues	$17,581	$-	$-	$17,581

Operating loss	$(7,500)	$(1,221)	$-	$(8,721)

Net financing expenses				(157)

Loss before taxes on income				$(8,878)

	Evogene	Evofuel	Adjustments	Total

For the Year Ended December 31, 2012

Revenues	$17,072	$-	$-	$17,072

Operating loss	$(1,993)	$(1,133)	$-	$(3,126)

Net financing expenses				678

Loss before taxes on income				$(2,448)

c.	Major customers:

Revenues from major customers each of whom amounts to 10% or more, of total revenues:

	Year Ended December 31,
	2014	2013	2012

Customer A (shareholder)	60%	62%	70%
Customer B (shareholder)	27%	32%	24%

See also Note 22 (a).

d.	Geographical information:

Revenues based on the location of the customers, are as follows:

	Year Ended December 31,
	2014	2013	2012

United States	73%	66%	72%
Germany	27%	32%	24%
France	-	-	4%
Other	-	2%	-

	100%	100%	100%

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 22:-	BALANCES AND TRANSACTIONS WITH KEY OFFICERS AND CERTAIN SHAREHOLDERS

a.
The certain shareholders refer to Monsanto and Bayer which as at December 31, 2014 to the best of the Company’s knowledge hold approximately 6.45% and 3.41%, respectively, of the Company's ordinary shares and are also major customers (see also Notes 5, 21(c)).

b.	Balances:

Balance at December 31, 2014:

	Key Officers	Certain Shareholders

Receivables	$-	$1,003
Other payables	$374	$-

Balance at December 31, 2013:

	Key Officers	Certain Shareholders

Receivables	$-	$2,106
Other payables	$695	$-

c.	Benefits to directors:

	Year ended December 31,
	2014	2013	2012

Compensation to directors not employed by the Company or on its behalf	$289	$140	$71

Number of directors received the above compensation by the Company	8	3	3

d.	Salary and Benefits to key officers:

		Year ended December 31,
		2014	2013	2012

Salary and related benefits (including one-time IPO bonus in 2013 )	In	$1,935	$1,831	$1,188
Share-based compensation		1,637	1,291	441

		$3,572	$3,122	$1,629
Number of people that received salary and benefits		6	5	5

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 22:-	BALANCES AND TRANSACTIONS WITH KEY OFFICERS AND CERTAIN SHAREHOLDERS (Cont.)

e.	Transactions:

For the year ended December 31, 2014

	Key Officers	Certain Shareholders

Revenues	$-	$(12,611)
Cost of revenues	185	(635)
Research and development expenses	1,035	-
Business development expenses	937	-
General and administrative expenses	1,415	-

	$3,572	$(13,246)

For the year ended December 31, 2013

	Key Officers	Certain Shareholders

Revenues	$-	$(16,669)
Cost of revenues	373	(470)
Research and development expenses	531	-
Business development expenses	852	-
General and administrative expenses	1,366	-

	$3,122	$(17,139)

For the year ended December 31, 2012

	Key Officers	Certain Shareholders

Revenues	$-	$(16,083)
Cost of revenues	302	(225)
Research and development expenses	390	-
Business development expenses	440	-
General and administrative expenses	497	-

	$1,629	$(16,308)