Form 20-F/A
period 2014-12-31
Evogene Ltd.
filed 2015-05-29
CIK 1574565

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A (Amendment No. 1)

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A, or the Amendment, amends Evogene Ltd.’s Annual Report for the year ended December 31, 2014, filed on April 30, 2015 with the Securities and Exchange Commission (the “SEC”), or the Original Filing.

The sole purpose of this Amendment is to correct two typographical errors contained in the disclosures related to our status as a passive foreign investment company (“PFIC”).  We hereby expressly clarify that, based on certain estimates of our gross income and gross assets and the nature of our business, we do not believe that we were classified as a PFIC in 2014 and we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2015.

As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Amendment includes the complete text of each item being amended. Please note, however, that the amended statements are included in the following sections only:

1.	Item 3.D. – Key Information – Risk Factors – “Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.”
2.	Item 10.E. – Additional Information – Taxation – “Passive Foreign Investment Company Considerations.”

Additionally, in connection with the filing of this Amendment, we are including certifications of the Company’s chief executive officer and chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 as required by Rule 12b-15 under the Exchange Act. We are not including updated certifications under Section 906 of the Sarbanes-Oxley Act of 2002, as there are no financial statements included in this Amendment. Item 19. – Exhibits is being refiled and has been amended to reflect the filing of such certifications.

Except as expressly described above, no other changes have been made to the Original Filing. The Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Original Filing.  The Original Filing continues to speak as of the dates described in the Original Filing, and we have not updated the disclosures contained therein to reflect any events that occurred subsequent to such dates. Accordingly, the Amendment should be read in conjunction with the company’s filings made with the SEC subsequent to the filing of the Original Filing, as information in such subsequent filings may update or supersede certain information contained in this Amendment.

In this Amendment, unless the context indicates otherwise, terms “Evogene,” “we,” “us,” “our” and “the company” refer to Evogene Ltd. and its subsidiary, Evofuel Ltd.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for United States federal income tax purposes. According to these rules, a publicly traded non-U.S. corporation may treat the aggregate fair market value of its assets as being equal to the sum of the aggregate value of its outstanding shares (“Market Capitalization”) and the total amount of its liabilities. We take the position that the excess of our Market Capitalization plus liabilities over the book value of all of our assets (“Goodwill”) may generally be treated as a non-passive asset to the extent attributable to our non-passive activities. Based on certain estimates of our gross income and gross assets and the nature of our business, we do not believe that we were classified as a PFIC in 2014 and we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2015; however, because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because the value of our gross assets is likely to be determined in large party by reference to the market prices of our securities, we could be classified as a PFIC for a given taxable year if our Market Capitalization were to decrease significantly.

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

Based on certain estimates of our gross income and gross assets and the nature of our business, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2014. However, because PFIC status is based on our income, assets and activities for the entire taxable year, and our Market Capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2015 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets, activities and Market Capitalization in those years. In addition, because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because the value of our gross assets is likely to be determined in large part by reference to the market prices of our securities, we would likely become a PFIC for a given taxable year if our Market Capitalization were to decrease significantly. Thus, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

Evogene Ltd.

Date: May 29, 2015	By:	/s/ Ofer Haviv
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

4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
4.2	Evogene Share Option Plan (2002) (incorporated by reference to Exhibit 10.10 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
4.3	Evogene Ltd. Key Employee Share Incentive Plan, 2003 (incorporated by reference to Exhibit 10.11 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
4.4.1	The Evogene Ltd. 2013 Share Option Plan (incorporated by reference to Exhibit 10.12 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
4.4.2	2015 U.S. Addendum to Evogene Ltd. 2013 Share Option Plan, previously filed as part of the Original Filing
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

8.1	List of subsidiaries of the Registrant, previously filed as part of the Original Filing
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002, filed with this Amendment
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002, filed with this Amendment
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, previously furnished as part of the Original Filing
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, previously furnished as part of the Original Filing
15.1	Consent of Kost Forer Gabbay and Kasierer, a member of Ernst & Young, previously filed as part of the Original Filing

†  Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the SEC.