Form 20-F
period 2015-12-31
Evogene Ltd.
filed 2016-04-25
CIK 1574565

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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
Rehovot 7612002, Israel
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2015, the registrant had outstanding 25,404,362 ordinary shares, par value NIS 0.02 per share.

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

Yes ☐ No ☒

EVOGENE LTD.

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

PART III

 CERTAIN TERMS AND CONVENTIONS

In this annual report, unless the context otherwise requires:

▪	references to “Evogene,” “we,” “us,” “our,” “our company” and “the company” refer to Evogene Ltd. and its subsidiaries, Evofuel Ltd. and Evogene Inc.;

▪	references to “U.S. Dollars,” “$” or “dollars” are to U.S. dollars;

▪	references to “NIS” or “shekels” are to New Israeli Shekels;

▪
references to the “U.S. initial public offering” refer to the initial public offering of our ordinary shares in the United States and the listing thereof on the New York Stock Exchange, which offering was consummated on November 26, 2013;

▪	references to “ordinary shares”, “our shares” and similar expressions refer to our Ordinary Shares, par value NIS 0.02 per share;

▪
references to the “articles of association” or “amended articles” are to our Amended and Restated Articles of Association, which became effective upon the closing of the U.S. initial public offering, as subsequently amended;

▪	references to the “Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

▪	references to the “Securities Act” are to the Securities Act of 1933, as amended;

▪	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

▪	references to the “NYSE” are to the New York Stock Exchange;

▪	references to the “TASE” are to the Tel Aviv Stock Exchange;

▪	references to the “Listed Company Manual” are to the NYSE Listed Company Manual; and

▪	references to the “SEC” are to the United States Securities and Exchange Commission.

Unless derived from our financial statements or otherwise noted, amounts presented in this annual report are translated at the rate of $1.00 = NIS 3.902, the exchange rate between the NIS and the U.S. dollar reported by the Bank of Israel as of December 31, 2015.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act”, Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information concerning our possible or assumed future results of our business, financial condition, results of operations, liquidity, anticipated growth strategies, anticipated trends in our industry, our potential growth opportunities, plans and objectives. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements include but are not limited to:

▪	our expectation that our discoveries will have the desired effect required in order to reach a commercial product;

▪	our ability, and the ability of our collaborators, to allocate the resources needed to develop products based on our discoveries;

▪
our expectation regarding the length and complexity of the process of developing products based on our discoveries and the probability of success of us and our collaborators in developing such products;

▪	our expectation regarding the future growth of the seed, ag-chemicals, and ag-biologicals markets and larger agriculture market;

▪
our ability to maintain our business models, such as the business model in which our partners pay for our research and development costs or the business model in which we pay for our own research and development costs and enter into collaboration agreements only in the later stages of product development;

▪	our expectation regarding the commercial value of our key products, such as the trait value of our key seed traits products in yield and abiotic stress and biotic stress;

▪	our expectation regarding regulatory approval of products developed by us or our collaborators;

▪	our expectation that products containing or based on our discoveries will be commercialized and we will earn royalties from the sales of such products;

▪
our ability to continue to successfully develop our newer operations, such as ag-chemicals operations, insect control operations, and ag-biologicals operations, enter into collaboration agreements to develop products in these fields and eventually commercialize products in the relevant markets;

▪	our ability to maintain and recruit knowledgeable or specialized personnel to perform our research and development work;

▪
our ability to successfully develop improved castor bean seed varieties that serve as the current industrial markets and that can serve as a viable alternative second generation feedstock for biodiesel;

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

▪	our ability to patent our discoveries and to protect our trade secrets and proprietary know-how.

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

A.           Selected Financial Data

The following tables set forth our selected consolidated financial data. You should read the following selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report. Historical results are not necessarily indicative of the results that may be expected in the future. Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The selected consolidated statements of profit or loss and other comprehensive income (loss) data for each of the years in the three-year period ended December 31, 2015 and the consolidated statements of financial position data as of December 31, 2014 and December 31, 2015 are derived from our audited consolidated financial statements appearing in this annual report. The consolidated statements of profit or loss and other comprehensive income (loss) data for each of the years ended December 31, 2011 and December 31, 2012 and the consolidated statements of financial position data as of December 31, 2011, 2012 and 2013 are derived from our audited consolidated financial statements that are not included in this annual report.

	Year ended December 31, (in thousands, except share and per share data)
	2011	2012	2013	2014	2015
Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss):
Revenues:
Research and development payments, including up-front payments	$12,055	$13,914	$15,028	$14,198	$10,956
Share purchase related revenues	2,846	3,158	2,553	313	173
Total Revenues	14,901	17,072	17,581	14,511	11,129
Cost of revenues	8,247	9,552	10,114	9,709	8,255
Gross profit	6,654	7,520	7,467	4,802	2,874
Operating expenses:
Research and development, net	6,384	7,252	11,107	14,022	14,449
Business development	1,136	1,159	1,517	1,851	1,964
General and administrative	2,317	2,235	3,564	4,185	4,382
Total operating expenses	9,837	10,646	16,188	20,058	20,795
Operating loss	(3,183)	(3,126)	(8,721)	(15,256)	(17,921)
Financing income	5,023	972	1,179	2,242	2,571
Financing expenses	(1,195)	(294)	(1,336)	(1,516)	(1,863)
Income (loss) before taxes on income	645	(2,448)	(8,878)	(14,530)	(17,213)
Taxes on income	-	74	-	-	-
Net income (loss)	645	(2,522)	(8,878)	(14,530)	(17,213)
Other comprehensive income (loss):
Loss from cash flow hedges	-	-	-	(222)	(45)
Amounts transferred to the statement of profit or loss for cash flow hedges	-	-	-	-	267
Total comprehensive income (loss)	$645	$(2,522)	$(8,878)	$(14,752)	$(16,991)
Basic net income (loss) per share	$0.04	$(0.14)	$(0.45)	$(0.58)	$(0.68)
Diluted net income (loss) per share	$0.03	$(0.14)	$(0.45)	$(0.58)	$(0.68)
Weighted average number of ordinary shares used in computing basic income (loss) per share (1)	17,505,136	18,421,568	19,532,010	25,100,556	25,378,325
Weighted average number of ordinary shares used in computing diluted income (loss) per share (1)	18,731,118	18,421,568	19,532,010	25,100,556	25,378,325

	As of December 31,
	2011	2012	2013	2014	2015
Selected Consolidated Statements of Financial Position Data:
Cash and cash equivalents	$6,465	$24,262	$95,454	$5,213	$10,221
Marketable securities	34,672	30,868	31,452	80,040	71,807
Short-term bank deposits	17,652	-	-	30,046	18,603
Trade receivables	800	1,542	1,913	1,183	2,675
Total current assets	60,570	57,322	129,552	118,371	104,376
Deferred revenues	11,710	8,379	2,535	1,964	858
Total liabilities	19,801	16,596	12,564	11,504	8,843
Working capital (2)	51,490	47,823	120,978	110,452	98,737
Shareholders’ equity	48,089	48,259	124,747	116,082	103,752

The share capital of the company is composed of 25,404,362 ordinary shares as of December 31, 2015
_____________________

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

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission, or the “SEC”, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements and Industry Data” on page 5.

Risks Related to Our Business and Industry

Our discoveries may not have the desired effect required in order to reach a commercial product;

Our success depends on our ability to develop products having a desired effect on plants. Research and development in the seed and ag-chemical and larger agriculture industries entails considerable uncertainty, we may spend many years developing products that will never be commercialized. The science underlying the development of our seed traits, ag-chemical products and ag-biological products is highly complex and although we use innovative approaches there is no certainty that our discoveries will result in products that satisfy market requirements. None of our discoveries has completed the development process and became commercially available so far. If our discoveries will not have the desired effect, our collaborators may not develop commercial products that are based on them, which could materially and adversely affect our results of operations and our long-term growth strategy.

Various factors may delay or prevent commercialization of our products.

Our success depends in part on our ability to identify genes, genetic markers, ag-chemical compounds, and microbials, or collectively ‘discoveries’, that will improve crop performance. These discoveries are licensed to our collaborators to develop and commercialize seed traits, ag-chemical products and ag-biological products improving crop performance based on our discoveries. Pursuant to our collaboration agreements, we are usually entitled, subject to certain conditions, to receive royalties on products that integrate our discoveries. In addition, certain of our agreements entitle us to upfront fees, research and development payments and milestone payments in the event that specified milestones are met. While none of our discoveries has completed the development process and became commercially available so far and thus we currently do not earn royalties from the sale of products based on our discoveries, our long-term growth strategy is based in large part on the expectation that such royalties will comprise a significant portion of our revenues in the future. If our collaborators never commercialize products based on our discoveries, we will not receive revenues from royalties and may not earn a profit on our discoveries, which could materially and adversely affect our results of operations and our long-term growth strategy.

The manner in which our collaborators develop their products, whether seeds, ag-chemical products or ag-biological products, including the development of the discoveries that are licensed by us, affects the period that will pass until such products are commercialized, if ever. Products based on our discoveries may never become commercialized for any of the following reasons:

▪	our discoveries may not be successfully validated or may not have the desired effect required in order to reach a commercial product;

▪
the process of developing products based on our discoveries is lengthy and expensive. The development mat extend beyond the timeline we anticipated and we and our partners may not be able to allocate the resources needed to complete it within desired timelines;

▪	our collaborators may decide to discontinue, pause, reduce, or alter the scope of, the development efforts for the products on which we collaborate.

▪
regulatory conditions with respect to the products we develop may change in different territories, negatively affecting the relevant development processes and extending their length or limiting the commercialization of such products.

▪	our collaborators may be unable to obtain the requisite regulatory approvals for the products based on our discoveries;

▪	our competitors may launch competing or more effective products;

▪
our collaborators may be unable to fully develop and commercialize products containing our discoveries or may decide, for whatever reason, not to commercialize, or to delay the commercialization, of such products; and

▪	a market may not exist for products containing our discoveries or such products may not be commercially successful; and

▪	we may be unable to patent our discoveries in the necessary jurisdictions.

▪	we may fail to satisfy, in a timely manner or at all, relevant milestones under the agreements with our collaborators;

Our product development cycle is lengthy and uncertain, and we may never earn royalties on the sale of products containing our discoveries.

Research and development in the seed and ag-chemical and larger agriculture industries is expensive and prolonged and entails considerable uncertainty. We may spend many years and dedicate significant financial and other resources developing products that will never be commercialized. The process of discovering, developing and commercializing a seed trait, an ag-chemical product, or an ag-biological product involves several phases, and we estimate that it will take eight to sixteen years from discovery to commercialization of a product containing seed traits, at least twelve years in the case of an ag-chemical product, and between six to eight years in the case of an ag-biological product. The timelines for development of products by our partners may extend beyond our expectations for many reasons, such as:

▪	we and our partners may not be able to allocate the resources needed to develop products based on our discoveries;

▪	our partners may revise the process of product development or make other decisions regarding their product development pipelines that may extend the development period;

▪	our partners may prioritize other development activities ahead of development activities with respect to the products on which we collaborate;

▪	our discoveries (seed traits, ag-chemical compounds, or microbials) may not be successfully validated or may not have the desired effect sought by our collaborators; and

▪	our collaborators may be unable to obtain the requisite regulatory approvals for the products based on our discoveries within expected timelines or at all;

We currently have 34 products under development, of which 28 are developed with our collaborators, most of which are in Discovery and Phase I, with two products in Phase II. See “Item 4.B—Business Overview—Product Development Cycle” for a description of these phases. we have little to no certainty as to which and when, if any, of these products will eventually reach commercialization. Because of the long product development cycle and the complexities and uncertainties associated with chemical and biotechnological research, there is significant uncertainty as to whether we will ever generate significant royalties from the products that we are developing.

We derive substantially all of our current revenues from our strategic collaborations, most significantly with Monsanto, and the termination or non-renewal of this collaboration would have a material adverse effect on our results of operations.

We have entered into multiple collaboration agreements and related arrangements, most significantly with Monsanto Company, or Monsanto, and we have collaboration agreements with most of the world’s leading seed and ag-chemical companies, including subsidiaries or affiliates of BASF, Bayer, DuPont, Monsanto and Syngenta, under which we generally generate revenues through up-front payments, research and development payments, and milestone payments. In particular, revenues from Monsanto accounted for 62%, 60% and 77% of our total revenues in the years ended December 31, 2013, 2014, and 2015, respectively. Our current agreement with Monsanto was signed in 2008 and was extended in November 2011 and again in October 2013. With respect to our CE seed traits activities under the extended agreement, the collaboration period (i.e., the period of active computational discovery efforts, separate from validation efforts that may follow) is scheduled to expire at the end of 2016, and is followed by more than a year of validation activities; for CP seed traits activities, the collaboration period, including validation efforts, is scheduled to expire in August 2019. See “Item 4.B. Business Overview—Key Collaborations.” We are substantially dependent on Monsanto and, to a lesser extent, on our other collaborators to pay us annual research and development fees and milestone fees upon the occurrence of certain milestone events. The termination or non-renewal of our agreement with Monsanto would have a material adverse effect on our business, financial condition, results of operations and prospects.

There are only a few companies in our seed and ag-chemical market with which we can establish strategic partnerships, and we rely on a limited number of collaborators to develop and commercialize products containing our seed traits and ag-chemicals.

The seed and ag-chemical market is highly consolidated and dominated by a relatively small number of large companies. For example, according to Phillips McDougall’s 2015 Industry Presentation on the Global Seed Market, in 2014, only seven agricultural and seed companies, Monsanto, Syngenta, Bayer, Limagrain, Dow and KWS controlled approximately 70% of market value in the global seed market. We are currently undertaking collaborations with several of these companies to develop improved seeds and ag-chemical products. Due to the small number of companies in our market, there are limited opportunities for us to grow our business with new collaborators. In addition, if we fail to develop or maintain our relationships with any of our current collaborators, we could not only lose our opportunity to work with that collaborator, but we could also suffer a reputational risk that could impact our relationships with other collaborators in what is a relatively small industry community. In 2015, the seeds and ag-chem markets have undergone further consolidation. Dow and DuPont are expected to merge to create the largest player in our industry, with approximately $18B of crop protection, seed and traits sales. The deal was approved by the board of directors of both companies and is expected to close by the second half of 2016. Furthermore, Syngenta was acquired by ChemChina for approximately $43B in cash, with deal closing expected by the end of 2016. Those mergers may further limit the number of potential collaborators available for us to partner with.

We are currently working either with collaborators or on independent projects to research and develop 34 different seed traits, ag-chemical products and ag-biological products. While we seek to expand our portfolio of such products in the future, the research and development required to discover and develop new such products is costly, time-intensive and requires significant infrastructure resources. Therefore, in order to discover and develop new such products, we must either enter into new collaborations with seed and ag-chemical companies or develop the products ourselves, independent of any collaborators. If we are unable to enter into new collaborations, or if we do not have the resources to develop the capabilities necessary to discover and develop new products independently, we may not be able to expand our portfolio of these products, which could have a material adverse effect on our business prospects.

A decrease in research expenditures in the seed and ag-chemical markets may jeopardize the continuation, or scope, of our collaborations with seed and ag-chemical companies and adversely impact our ability to continue or extend existing collaborations or enter into new ones.

The budget for, and size of, research and development expenditures of our existing and potential collaborators, may be reduced for several reasons, such as, for example, a decrease in commodity prices. An example of such a decrease is the price of corn which decreased from around US$7 per bushel in mid-2013 to less than US$4 per bushel in late 2014 and which maintained that decreased level throughout 2015. This development may, in turn, adversely impact the size of the research payments that we may receive from these collaborators, as well as our ability to extend existing collaborations or enter into new ones.

We or our collaborators may fail to perform obligations under the collaboration agreements.

We are obligated under our collaboration agreements to perform research activities over a particular period of time. If we fail to perform our obligations under these agreements, in some cases our collaborators may terminate our agreements with them and in other cases our collaborators’ obligations may be reduced and, as a result, our anticipated revenues may decrease. In addition, any of our collaborators may fail to perform their obligations, which may hinder development and commercialization of products containing the products we develop and materially and adversely affect our future results of operations. Furthermore, the various payments we receive from our collaborators are our primary source of revenues. If our collaborators do not make these payments, either due to financial hardship, disagreement under the relevant collaboration agreement or for any other reason, our results of operations and business could be materially and adversely affected. If disagreements with a collaborator arise, any dispute with such collaborator may negatively affect our relationship with one or more of our other collaborators and may hinder our ability to enter into future collaboration agreements, each of which could negatively impact our business and results of operations.

Competition in the fields of our operations is intense and requires continuous technological development. If we are unable to compete effectively, our financial results will suffer.

We currently face significant competition in the markets in which we operate. The markets for seeds, seed traits, ag-chemicals and ag-biologicals are intensely competitive and rapidly changing. Many companies engage in research and development of such products, and speed in getting a new product to market can be a significant competitive advantage. As an example, over the past decade some of our competitors have enhanced research and development budgets allocated for seeds that are more significant than our budget. In most segments of the seed, ag-chemicals and ag-biologicals market, the number of products available to the consumer is steadily increasing as new products are introduced. At the same time, an increasing number of products are coming off patent and are thus available to generic manufacturers for production. We may be unable to compete successfully against our current and future competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for products containing our discoveries. In addition, many of our competitors have substantially greater financial, marketing, sales, distribution and technical resources than us and some of our collaborators have more experience in research and development, regulatory matters, manufacturing and marketing. We anticipate increased competition in the future as new companies enter the market and new technologies become available. Our technology may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors, which will prevent or limit our ability to generate revenues from the commercialization of our technology.

Our collaborators have significant resources and development capabilities and may develop their own products that compete with or negatively impact the advancement or sale of products based on discoveries we develop and license to them.

While we protect the discoveries we develop and license to our collaborators through both legal and contractual provisions, any of our collaborators could develop or pursue competing products that may ultimately prove more commercially viable those that we develop. Our collaborators are significantly larger than us and may have substantially greater resources and development capabilities. The development or launch of a competing product by a collaborator may adversely affect the advancement and commercialization of any competing products that we develop and any associated research and development payments, milestone and royalty payments.

We are working to develop novel insect control products, and our efforts to enter this market may be unsuccessful.

We are developing insect control products, where we fund early stages of research and development efforts ourselves in order to potentially capture more value. Our efforts to develop novel insect control products may fail for a variety of reasons, including:

▪	our failure to identify and develop toxin candidates having the desired effect on the target insects when inserted into the plants of interest;

▪	our failure to successfully complete development of insect control products; and

▪	our failure to meet regulation requirements for insect control products

Furthermore, even if we are able to discover and develop an effective product, it may not be successful if we are unable to find collaborators for industrialization and commercialization the product. If our efforts to develop insect control products are unsuccessful, our results of operations could be negatively impacted.

We are working to develop novel ag-chemical products, and our efforts may be unsuccessful.

We are currently developing solutions for crop protection through chemistry, or ag-chemistry. We are developing these products through a novel approach, focused on biologically significant proteins called “targets,” which is similar to certain approaches pharmaceutical companies undertake to develop new drugs. Our efforts to develop novel ag-chemical products may fail for a variety of reasons, including:

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

We are working to develop novel ag-biologicals products, and our efforts to enter this market may be unsuccessful.

We are developing ag-biologicals products, currently focused on microbial-based biostimulants through a novel approach, focused on plant-microbiome relationship which is similar to the growing interest in human microbiome as an effective tool to impact health. We fund our data-collection and early stages of research and development efforts relating to our ag-biological products ourselves in order to potentially capture more value. Our efforts to develop novel ag-biological products may fail for a variety of reasons, including:

▪	our failure to establish the needed infrastructure to enable the discovery and development of microbial biostimulants;

▪	our failure to identify and develop microbial candidates that enhance plant performance at the desired efficacy and stability;

▪	our failure to successfully complete development of microorganisms to achieve cost-effective products; and

▪	our failure to meet regulation requirements in case significant changes occur in the future.

Furthermore, even if we are able to discover and develop an effective product, it may not be successful if we are unable to find collaborators for industrialization and commercialization the product. If our efforts to develop ag-biological products are unsuccessful, our results of operations could be negatively impacted.

Evofuel, our wholly owned subsidiary that develops seeds for biodiesel and other uses, may not be successful for a number of reasons.

Our wholly owned subsidiary Evofuel is currently developing improved, high-yield castor bean seeds to be used as a source of non-edible feedstock for the existing industrial uses of castor oil and the biodiesel market. The renewable energy market in general and the biodiesel market more specifically are not well established and are evolving. Furthermore, the biodiesel market faces continuing competition from traditional petroleum-based fuels, and demand for biodiesel fluctuates with changing oil and gas prices. Specifically, crude oil prices have decreased substantially in the past year. In order for our castor bean seeds to be an attractive feedstock for biodiesel, we will need to demonstrate on a commercial scale that castor beans can reliably be used as a cost-efficient feedstock for biodiesel production. We will also need to show that the production cost and sales price of castor bean-based biodiesel are competitive with those of traditional oil and gas. The success of these operations will largely depend on our ability to address several unique challenges, including:

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

In addition, we have no prior experience operating as a seed company. We are therefore operating in a new industry, with little knowledge of the dynamics involved in producing and selling seeds.

        Prior to addressing the biodiesel market, Evofuel expects to address other oil industries and take advantage of the premium oil prices paid by the existing industrial markets. Furthermore, we are working to design improved castor bean seeds and address each of these issues so that we are able to grow a sufficient and sustainable amount of castor bean plants at a low cost. We have entered into strategic collaborations with several agri-businesses such as SLC Agricola S.A., or SLC Agricola and Insolo Agroindustrial S/A, or Insolo, two agri-busniesses operating in farms in northeast Brazil; and CNH, a leader in development and commercialization of harvesting equipment, which we expect will eventually facilitate commercialization of the castor beans we are currently developing. In 2016, we entered into our first commercial sale of castor seeds, however, we are unable to foresee when significant sales will commence. Furthermore, there can be no assurance that our collaborations with SLC Agricola, Insolo, CNH or others will ultimately result in a commercialized castor bean seed. If we are unable to adequately address any of these issues, we may not find a market for our castor bean seeds and our results of operations could be materially and adversely affected.

Even if we are entitled to royalties from our collaborators, we may not actually receive these royalties, or we may experience difficulties in collecting the royalties that we believe we are entitled to.

After our collaborators launch commercial products containing our licensed discoveries, we will rely on our collaborators to report to us the sales they earn from these products and to accurately calculate the royalties we are entitled to, a process that will involve complicated and difficult calculations. Although we seek to address these concerns in our collaboration agreements, such provisions may not be effective. Additionally, we may not be able to achieve our long-term goal of generating revenues from royalties, and in the coming years our revenues will be entirely dependent on fees we earn for our research and development services and milestone payments from our collaborators.

We depend on our key personnel and, if we are not able to attract and retain qualified scientific and business personnel, we may not be able to grow our business or develop and commercialize our products.

The vast majority of our workforce is involved in research and development. Our business is therefore dependent on our ability to recruit and maintain a highly skilled and educated workforce with expertise in a range of disciplines, including biology, chemistry, plant genetics, agronomics, entomology, mathematics, computer science and other subjects relevant to our operations. For example, approximately 28% of our staff holds a Ph.D. The number of qualified and highly educated personnel in Israel, where all of our operations are located, is limited and competition for the services of such persons is intense. Although we have employment agreements with all of our employees, most of these agreements may be terminated upon short notice. The failure to hire and retain skilled and highly educated personnel could limit our growth and hinder our research and development efforts.

We have recently begun to develop certain discoveries (seed traits and ag-chemicals) independent of our collaborators, and we may need to finance the cost of the initial development phase of such technologies ourselves.

Currently, our business plan for our seed traits activity is based primarily on the development of seed traits in collaboration with our collaborators through all six phases of the discovery-development-commercialization process. We have, however, recently begun to develop certain traits independent of our collaborators and are developing such traits on our own during the discovery phase, and may also undertake such independent discovery efforts during the Phase I or “proof of concept” phase, with a goal of making such traits available to collaborators during later phases, once we have identified what we believe to be promising traits. While we believe that this will allow us to negotiate more favorable license terms with respect to such seed traits, the up-front cost to us of developing traits without a collaborator (and therefore without external funding for the research and development expenditures we incur) in these early phases involves higher risks, since we need to fund the research and development of such traits ourselves. If we are unsuccessful in discovering promising traits after having invested significant funds, or if we are unable to find collaborators who are interested in such seed traits and willing to fund subsequent phases of development and commercialization, such failures could have a material and adverse effect on our business, financial condition and results of operations.

Our business is subject to various government regulations and, if we or our collaborators are unable to obtain the necessary regulatory approvals, we may not be able to continue our operations.

Our business is generally subject to two types of regulations: regulations that apply to how we operate and regulations that apply to products containing our discoveries. We apply for and maintain the regulatory approvals necessary for our operations, particularly those covering our field trials, while our collaborators apply for and maintain regulatory approvals necessary for the commercialization of products containing our discoveries. More recently, regulators have implemented delays in approving genetically engineered crops due to environmental concerns and negative publicity. Field trials for our discoveries that are performed in Israel are subject to Israeli regulations, and field trials that are being executed in the U.S. by local subcontractors are regulated by local regulation. We believe that our current activities are compliant with all currently applicable Israeli regulations, however we may become subject to new or revised regulations or approvals in the future. Furthermore, any violation of these regulations could expose us to civil and criminal penalties.

The large-scale field trials that our collaborators conduct during advanced stages of product development are subject to regulations similar to those we are subject to. Pursuant to our collaboration agreements, our collaborators also apply for the requisite regulatory approvals prior to commercialization of products containing our discoveries. In most of our key target markets, including the United States and the European Union, regulatory approvals must be received prior to the importation of transgenic products. These regulatory regimes may be particularly onerous; for example, the U.S. federal government’s regulation of biotechnology is divided among the United States Environmental Protection Agency, which regulates activity related to the invention of plant pesticides and herbicides, the United States Department of Agriculture, which regulates the import, field testing and interstate movement of specific technologies that may be used in the creation of transgenic plants, and the United States Food and Drug Administration, which regulates foods derived from new plant varieties. None of our discoveries is currently being tested in large-scale field trial or is in the regulatory approval development stage. Once products containing our discoveries reach these stages, however, if our collaborators are unable to obtain the requisite regulatory approvals or there is a delay in obtaining such approvals as a result of negative market perception or heightened regulatory standards, such products will not be commercialized, which would negatively impact our business and results of operations.

Disruption to our IT system could adversely affect our reputation and have a material adverse effect on our business and results of operations.

Our computational technologies rely on our IT system to collect and analyze the genomic data we discover. We store significant amounts of data, and as of December 31, 2015, we had compiled over 1,000 terabytes of data. Although we are developing back-up storage for our stored data, there can be no assurance that our back-up storage arrangements will be effective if it becomes necessary to rely on them. Furthermore, we can provide no assurance that our current IT system is fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats.

As we continue to develop our computational technologies and expand our genomic and other datasets, we may need to update our IT system and storage capabilities. However, if our existing or future IT system does not function properly, or if the IT system proves incompatible with our new technologies, we could experience interruptions in data transmissions and slow response times, preventing us from completing routine research and business activities. Furthermore, disruption or failure of our IT system due to technical reasons, natural disaster or other unanticipated catastrophic events, including power interruptions, storms, fires, floods, earthquakes, terrorist attacks and wars could significantly impair our ability to deliver data related to our projects to our collaborators on schedule and materially and adversely affect the outcome of our collaborations, our relationships with our collaborators, our business and our results of operations.

Development of our products, particularly during our validation and testing activities, may be adversely affected by circumstances caused by us and those beyond our control.

The seed, ag-chemicals and ag-biologicals industry is subject to various factors that make its operations relatively unpredictable from period to period. Our tests may be adversely affected by circumstances both caused by us and those beyond our control. Factors caused by us include any failure by us or our collaborators to follow proper agronomic practice or suggested protocols for growing the model validation plants and crops for our trials, and failure to identify and address diseases, insects and pests, such as birds that may eat the seeds we are evaluating. Factors beyond our control include weather and climatic variations, such as droughts or heat stress, or other factors we are unable to identify. For example, if there was prolonged or permanent disruption to the electricity, climate control or water supply operating systems in our greenhouses or laboratories, the plants and pests on which we are testing our discoveries and the samples we store in freezers, both of which are essential to our research and development activities, would be severely damaged or destroyed, adversely affecting our research and development activities and thereby our business and results of operations. We have also experienced crop failures in the past for then-unknown reasons, causing delays in our achievement of milestones and delivery of results, and necessitating that we re-start the trials. Any test failure we may experience is not covered by our insurance policy, and therefore could result in increased cost of the trials and development of our products, which may negatively impact our business and results of operations.

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

We have a history of losses, and incurred operating losses of $8.7 million, $15.3 million and $17.9 million for the years ended December 31, 2013, 2014, and 2015, respectively. Although we are currently developing 34 distinct products, there can be no assurance that these efforts will result in commercially successful products. We expect to continue to incur losses in future periods, until we begin earning royalties on the products we are currently developing and any new products we develop in the future, if at all. Because we will incur significant costs and expenses for these efforts before we obtain any incremental revenues from them, our losses in future periods could be significant. In addition, we may find that these efforts are more expensive than we anticipate or that they do not result in profitability in the time period we anticipate, which would further increase our losses. If we are unable to adequately control the costs associated with operating our business, including our costs of development and sales, our business, financial condition, operating results and prospects will suffer.

The licenses we grant to our collaborators to use our discoveries are exclusive. This limits our opportunities to license our discoveries to more than one collaborator.

Most of the licenses we grant our collaborators to use our discoveries are exclusive. That means that once these discoveries are licensed to a collaborator, we are generally prohibited from licensing those discoveries to any third party. For example, in the Monsanto Collaboration Agreement, as defined herein, we are broadly prohibited from collaborating on certain GM traits discovery for corn, soybean, cotton and canola with any party other than Monsanto. The limitations imposed by these exclusive licenses could prevent us from expanding our business and increasing our exposure to new licensees, both of which could adversely affect our business and results of operations.

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

Our commercial success depends in part on our ability to obtain and maintain patent protection and trade secret protection for our proprietary computational technologies, our discoveries and their uses, as well as our ability to operate without infringing upon the proprietary rights of others. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

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

▪	require significant product redesign or systems redevelopment;

▪	render our products less profitable, obsolete or less attractive compared to competing products;

▪	affect our collaborators’ willingness to do business with us;

▪	reduce the amount of revenues we receive from our collaborators through milestone payments or royalties; and

▪	discourage our collaborators from offering, and consumers from purchasing, products that incorporate our discoveries.

Any of these events could have a material adverse effect on our business, results of operations and financial condition. Legislators and regulators have increased their focus on plant biotechnology in recent years, with particular attention paid to GM crops as well as on ag-chemicals. Because our current products are primarily in the initial discovery and proof of concept development phase, the only GM-related regulations that currently affect our business are related to our validation trials in Israel. We believe that we are currently in compliance with Israeli regulations related to growing GM crops in Israel; however, if these regulations change, our validation trials may become costly and burdensome and could require us to relocate our trials outside of Israel or even change our business model to have our collaborators perform validation trials.

While none of our products are currently available for sale, our future growth relies on the ability of our collaborators to commercialize and market our products, and any restrictions on such activities could materially and adversely impact our business and results of operations. Any changes in regulations in countries where our products are used could result in our collaborators being unable or unwilling to develop, commercialize or sell products that incorporate our discoveries. In addition, we rely on patents and other forms of intellectual property protection. Legislation and jurisprudence on patent protection in the key target markets where we seek patent protection, such as the United States and the European Union, is evolving and changes in laws could affect our ability to obtain or maintain patent protection for our products. Any changes to these existing laws and regulations may materially increase our costs of operation, decrease our operating revenues and disrupt our business. See “Item 4.B. Information on the Company—Business Overview—Government Regulation” and “Item 4.B. Business Overview— Regulation of Products Containing Our Traits.”

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotechnology companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing biotechnology patents involves technological and legal complexity, and is costly, time consuming, and inherently uncertain. In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways that may weaken or undermine our ability to obtain new patents or to enforce our existing patents and patents we might obtain in the future.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, maintaining and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States are less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we are unable to prevent third parties from using our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the jurisdictions in which we do not have patent protection. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and we may be unable to prevent such competitors from importing those infringing products into territories where we have patent protection but enforcement is not as strong as in the United States. These products may compete with our product candidates and our patents and other intellectual property rights may not be effective or sufficient to prevent them from competing in those jurisdictions. Moreover, farmers or others in the chain of commerce may raise legal challenges against our intellectual property rights or may infringe upon our intellectual property rights, including through means that may be difficult to prevent or detect. For example, the practice by some farmers of saving seeds from non-hybrid crops (such as soybeans, canola and cotton) containing biotechnological traits has prevented and may continue to prevent us from realizing the full value of our intellectual property in countries outside of the United States.

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

Our ability to generate significant revenues from our products depends on our and our collaborators’ ability to develop, market and sell our products and utilize our proprietary technology without infringing the intellectual property and other rights of any third parties. In the United States and abroad there are numerous third party patents and patent applications that may be applied toward our proprietary technology, business processes or developed products, some of which may be construed as containing claims that cover the subject matter of our products or intellectual property. Because of the rapid pace of technological change, the confidentiality of patent applications in some jurisdictions, and the fact that patent applications can take many years to issue, there may be currently pending applications that are unknown to us that may later result in issued patents upon which our product candidates or proprietary technologies infringe. Similarly, there may be issued patents relevant to our product candidates of which we are not aware. These patents could reduce the value of the products we develop or, to the extent they cover key technologies on which we have unknowingly relied, require that we seek to obtain licenses or cease using the technology, no matter how valuable to our business. We may not be able to obtain such a license on commercially reasonable terms. There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology industry generally. If any third party patent or patent application covers our intellectual property or proprietary rights and we are not able to obtain a license to it, we and our collaborators may be prevented from commercializing products containing our discoveries.

As the agricultural biotechnology industry continues to develop, we may become party to, or threatened with, litigation or other adverse proceedings regarding intellectual property or proprietary rights in our technology, processes or developed products. Third parties may assert claims based on existing or future intellectual property rights and the outcome of any proceedings is subject to uncertainties that cannot be adequately quantified in advance. Any litigation proceedings could be costly and time consuming and negative outcomes could result in liability for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. There is also no guarantee that we would be able to obtain a license under such infringed intellectual property on commercially reasonable terms or at all. A finding of infringement could prevent us or our collaborators from developing, marketing or selling a product or force us to cease some or all of our business operations. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel may be diverted as a result of these proceedings, which could have a material adverse effect on us. Claims that we have misappropriated the confidential information or trade secrets of third parties could similarly have a negative impact on our business.

We and our collaborators may disagree over our right to receive payments under our collaboration agreements, potentially resulting in costly litigation and loss of reputation.

Our ability to generate royalty payments from our collaboration agreements depends on our ability to clearly delineate our intellectual property rights under those agreements. We often license patented genes or other intellectual property to our collaborators, who use or will use such intellectual property to develop and commercialize products with our discoveries. However, a collaborator may use our intellectual property without our permission, dispute our ownership of certain intellectual property rights or argue that our intellectual property does not cover their marketed product. If a dispute arises, it may result in costly litigation, and our collaborator may refuse to pay us royalty payments while the dispute is ongoing. Furthermore, regardless of any resort to legal action, a dispute with a collaborator over intellectual property rights may damage our relationship with that collaborator, and may also harm our reputation in the industry.

We may be required to pay substantial damages as a result of product liability claims for which insurance coverage is not available.

Once products integrating our products reach commercialization, product liability claims will be a commercial risk for our business, particularly as we are involved in the supply of biotechnological, ag-chemical and ag-biological products, some of which can be harmful to humans and the environment. Courts have levied substantial damages in the United States and elsewhere against a number of companies in the agriculture industry in past years based upon claims for injuries allegedly caused by the use of their products. Product liability claims against us or our collaborators selling products that contain our products or allegations of product liability relating to products containing our discoveries could damage our reputation, harm our relationships with our collaborators and materially and adversely affect our business, results of operations, financial condition and prospects. We do not have product liability insurance coverage. Furthermore, while our collaboration agreements typically require that our collaborators indemnify us for the cost of product liability claims brought against us, such indemnification provisions may not always be enforced, and we may receive no indemnification if our own misconduct led to the claims.

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

The establishment of our new R&D facility in the U.S. signifies our entry into international operations, which will expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

As we have announced previously, we have established a research and development facility in the Bio-Research and Development Growth (BRDG) Park on the campus of the Donald Danforth Plant Science Center in St. Louis, Missouri, as part of our entry into the field of advanced solutions for insect control under our CP seed traits operations.  Our physical presence in, and the accompanying expansion of our operations into, the United States will expose us more significantly to some of the operational risks that accompany doing business internationally, including:

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

As part of our ag–biologicals operations, we develop novel product based on microbial in order to improve plants traits. Although microbials exist naturally in the environment, we cannot always predict the effect that microbials have on the plant and its environment. There may be cases where the microbials render the plant poisonous or toxic, or they may cause the plant to develop other dangerous characteristics that could harm the plant’s surrounding environment.

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

Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictions may limit materially our ability to sell our products to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations and research and development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as ours. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods for political reasons. Such actions, particularly if they become more widespread, may adversely impact our ability to conduct business.

Furthermore, our business insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business and financial condition.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2015, we had 210 full-time and 48 part-time employees, all of whom were based in Israel. Our employees in Israel, including executive officers, may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 45 (and in some cases, up to 49) and, in emergency circumstances, could be called to active duty. In response to increased tension and hostilities, since September 2000 there have been occasional call-ups of military reservists, including in connection with the mid-2006 war in Lebanon and the December 2008, November 2012 and July-August 2014 conflicts with Hamas, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our male employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our operations, business and results of operations.

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

In order to remain eligible for the tax benefits of an Approved Enterprise and Beneficiary Enterprise, we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and in a tax ruling we received in October 2010, or the Tax Ruling. If we do not meet these requirements, we may not be eligible to receive tax benefits and we could be required to refund any tax benefits that we may receive in the future, in whole or in part, with interest. Further, the tax benefits available under the Investment Law may be terminated or reduced in the future. If these tax benefits are terminated, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2014 was 26.5% and remains the same for the 2015 tax year. See “Item 10.E. Taxation—Israeli Tax Considerations and Government Programs—General Corporate Tax Structure in Israel.”

Additionally, if we increase our activities outside of Israel (for example, through acquisitions) our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. Finally, in the event of a distribution of a dividend from the income that will be tax exempt under the Investment Law, in addition to withholding tax at a rate of 20% (or a reduced rate under an applicable double tax treaty), we will be subject to tax at the corporate tax rate applicable to our Approved Enterprise’s and Beneficiary Enterprise’s income on the amount distributed in accordance with the reduced corporate tax applicable to such profits. See “Item 10.E. Taxation—Israeli Tax Considerations and Government Programs—Law for the Encouragement of Capital Investments, 5719-1959.”

Exchange rate fluctuations between the U.S. dollar and the NIS may negatively affect our earnings and we have only partially hedged against such fluctuations.

Most of our revenues are denominated in U.S. dollars. As a result, any appreciation of the NIS relative to the U.S. dollar (as occurred in 2012 and 2013) would adversely impact our profitability due to the portion of our expenses that are incurred in NIS. As of December 31, 2014, we held NIS/USD hedging contracts (forward contracts) designated as hedges of expected future operating expenses. In 2015 the hedging contracts reached maturity and on December 31, 2015 there were no hedging contracts held by the Company. If we continue to enter into hedging contracts in the future, we may be unsuccessful in protecting against currency exchange rate fluctuations. Future currency exchange rate fluctuations could adversely affect our profitability. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Risk.”

Interest rate fluctuations may devalue our investments and could have a material adverse impact on our financial condition.

We have a considerable investment in marketable securities that consist of corporate bonds and government treasury notes denominated in U.S. dollars having an aggregate value of approximately $71.8 million as of December 31, 2015. These investments expose us to the risk of interest rate fluctuations. An increase in U.S. interest rates could cause the fair value of these investments to decrease. As of December 31, 2015, we did not have any hedge arrangements in place to protect our exposure to interest rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Risk.”

We have received Israeli government grants for certain of our research and development activities. The terms of these grants may require us to satisfy specified conditions in order to develop and transfer technologies supported by such grants outside of Israel. In addition, in some circumstances, we may be required to pay penalties in addition to repaying the grants.

 Our research and development operations have been partly financed through certain governmental grants, which impose certain restrictions on the transfer outside of Israel of the underlying know-how and the manufacturing or manufacturing rights of the underlying products and technologies. As of December 31, 2015, we had received approximately $4.6 million of such grants, on which interest of approximately $1.1 million had accrued as of such date. We may not receive the required approvals should we wish to transfer this know-how, technology or manufacturing rights outside of Israel in the future or, if we receive such required approvals, they may be subject to certain conditions and payment obligations. See “Item 5.B Liquidity and Capital Resources—Government Grants.”

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

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by Israeli law and by our amended and restated articles of association, or our “articles of association,” approved by our shareholders in May 2014 at our general shareholders meeting. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company has a duty to act in fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. See “Item 6.C Board Practices—Approval of Related Party Transactions Under Israeli Law—Shareholder Duties.” Since Israeli corporate law underwent extensive revisions approximately 16 years ago, the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

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

Furthermore, under the Encouragement of Industrial, Research, Development and Technological Innovation Law, 5744-1984, or the Israeli R&D Law, to which we are subject due to our receipt of grants from the Office of the Chief Scientist of the Israeli Ministry of Economy, or OCS, a recipient of OCS grants such as our company must report to the applicable authority of OCS any change in the holding of the means of control of our company which transforms any non-Israeli citizen or resident into a direct interested party in our company. The OCS Guidelines interpretation issued by the OCS provides that prior OCS approval is required for such change in the holding of the means of control.

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

Our ordinary shares were first offered publicly in the United States after our initial public offering in the United States, or IPO, in November 2013, at a price of $14.75 per share, and our ordinary shares have subsequently traded on the NYSE as high as $19.99 per share and as low as $5.95 and as of April 15, 2016 were trading at $6.94 per share.

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

Although our ordinary shares are listed on the NYSE, an active trading market on the NYSE for our ordinary shares may not be sustained. If an active market for our ordinary shares is not sustained, it may be difficult to sell ordinary shares in the U.S.

In addition, the stock markets have recently experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares have been traded on the TASE since 2007, and since 2013 are listed on NYSE. Trading in our ordinary shares on these markets will take place in different currencies (U.S. dollars on NYSE and NIS on the TASE), and at different times (resulting from different time zones, trading days and public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on the TASE could cause a decrease in the trading price of our ordinary shares on NYSE.

We could become subject to parallel reporting obligations in Israel and the United States, which could increase compliance costs and divert management attention.

On July 28, 2013, our shareholders approved our plan to transition solely to U.S. reporting standards under the rules and regulations of the SEC. However, should this change, in the future, we may become subject to parallel reporting obligations in Israel and the United States. While similar in many respects, certain differences between Israeli and U.S. reporting schemes may impose on us disclosure obligations that are more stringent than those generally applied to foreign private issuers whose securities are listed only in the United States. In addition, a requirement to comply with the separate reporting obligations under U.S. and Israeli securities laws would require additional management attention and could burden us with additional costs.

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

As a public company whose ordinary shares are listed in the United States, we will continue to incur significant accounting, legal and other expenses, including costs associated with our reporting requirements under the Exchange Act. We also incur additional costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, rules implemented by the SEC and the NYSE, and provisions of Israeli corporate law applicable to public companies. The Exchange Act requires that we file annual and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. These rules and regulations could continue to increase our legal and financial compliance costs, such as the cost of hiring consultants or testing compliance processes, and make some activities more time-consuming and costly. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or if our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our share price may suffer.

As of the filing of our annual report that covered the 2014 fiscal year, we were required to comply with the requirements of Section 404(a) of the Sarbanes-Oxley Act pursuant to which our management is required to report on the effectiveness of our internal control over financial reporting. Accordingly, only in 2014 did we commence the process of determining whether our existing internal controls over financial reporting systems are compliant with the SEC requirements. This process requires the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. We cannot predict whether we will need to implement remedial actions in the future in order to maintain effective control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate, including higher independent auditor fees during and after the implementation of remedial changes.  If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse attestation report on internal controls from our independent auditors (once they become required to provide it, as described below), which could harm our reputation.

As an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to have our auditor attest as to the effectiveness of our internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act.

We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) December 31, 2018, the last day of our fiscal year following the fifth anniversary of the closing of our U.S. initial public offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. Unless we lose our status as an “emerging growth company” under the JOBS Act, we will not be required to obtain an auditor attestation under Section 404(b) of the Sarbanes-Oxley Act until the year ended December 31, 2018.  If some investors find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act, there may be a less active trading market for our ordinary shares and our share price may be more volatile. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them.

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

As a foreign private issuer, in reliance on Section 303A.11 of the Listed Company Manual, which permits a foreign private issuer to follow the corporate governance practices of its home country, we have chosen to follow certain Israeli corporate governance practices instead of those otherwise required under the NYSE corporate governance standards for U.S. domestic issuers. For example, in lieu of complying with certain NYSE corporate governance requirements, we follow home country practices in Israel with respect to separate executive sessions of independent directors and non-management directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company and issuances of more than 1% of our outstanding shares or voting power to our affiliates). In addition, we did not adopt corporate governance guidelines, which are required of U.S. companies under NYSE rules. Accordingly, our shareholders are not afforded the same protection as provided under NYSE corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on NYSE may provide less protection than is accorded to investors of domestic issuers. For further discussion, see “Item 16G. Corporate Governance.”

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

We would lose our foreign private issuer status if (a) a majority of our outstanding voting securities were either directly or indirectly owned of record by residents of the United States and (b)(i) a majority of our executive officers or directors were United States citizens or residents, (ii) more than 50 percent of our assets were located in the United States or (iii) our business were administered principally outside the United States. Our loss of foreign private issuer status would make U.S. regulatory provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose, under U.S. law, more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, as described in the previous risk factor above.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for United States federal income tax purposes. According to these rules, a publicly traded non-U.S. corporation may treat the aggregate fair market value of its assets as being equal to the sum of the aggregate value of its outstanding shares (“Market Capitalization”) and the total amount of its liabilities. We intend to take the position that the excess of our Market Capitalization plus liabilities over the book value of all of our assets may generally be treated as attributable to non-passive assets. Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we were not classified as a PFIC in 2015; however, because this determination relies on certain assumptions about the value and composition of our income and assets, there can be no assurances that the IRS will agree with our determination and will not successfully assert that we were a PFIC in 2015. Furthermore, because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, because the value of our gross assets is likely to be determined in large part by reference to the market prices of our securities, and because our Market Capitalization is currently below the level necessary to avoid PFIC status for 2016, there is substantial risk we will be classified as a PFIC for the 2016 taxable year.  However, because PFIC status is determined after the close of each taxable year, we will not be able to determine whether we will be a PFIC for the 2016 taxable year or for any future taxable year until after the close of such year.

If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “Item 10.E. Taxation—United States Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of share sales. If we are characterized as a PFIC, certain elections may be available that would alleviate some of the adverse consequences of PFIC status and result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. See “Item 10.E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

ITEM 4.	INFORMATION ON THE COMPANY

A.           History and Development of the Company

Our History

Our company was founded on October 10, 1999 as Agro Leads Ltd., a division of Compugen Ltd. In 2002, our company was spun-off as an independent corporation under the laws of the State of Israel, and changed its name to Evogene Ltd.

Today, we are a leading biotechnology company for the improvement of crop productivity. We have developed a proprietary innovative technology platform, leveraging scientific understanding & computational technologies to harness agriculture ‘Big Data’ for developing improved seed traits, as well as innovative ag-chemical and novel ag-biological products. We have strategic collaborations with world-leading agricultural companies like BASF, Bayer, DuPont, Monsanto and Syngenta, focusing on innovative crop enhancement and crop protection solutions. In addition, we have seeds activity operated under Evofuel Ltd., or Evofuel, our wholly owned Israeli subsidiary, which was established in January 2012. Our seeds activity focuses on developing improved castor bean seeds to serve as feedstock source for biofuel and other industrial uses. We currently participate in more than ten collaboration agreements with world-leading seed and agriculture companies and work either with collaborators or on independent projects to research and develop 34 different seed traits, ag-chemical products, and ag-biological products in various stages of development.

With respect to our most significant collaborator, Monsanto, in February 2015, we disclosed that more than 1,000 candidate genes identified and validated by Evogene entered into Monsanto’s yield and abiotic stress product development pipeline and that Evogene's new gene optimization program was being incorporated into the collaboration. Furthermore, in February 2016, we disclosed positive results from the testing of a set of our discovered genes in corn and soybeans in our collaboration with Monsanto utilizing novel 'Trait-First' Methodology.

In mid-2015 we initiated our CE ag-biologicals activity for developing ag-biological products, which are externally-applied products from biological sources, such as microbials (micro-organisms) and naturally derived biochemistry, to improve crop productivity. Our ag-biologicals operations are focused on biostimulants and are at the pre-revenue stage.

In November 2015 we announced the official opening of the company’s research and development facility in the Bio-Research and Development Growth (BRDG) Park, in St. Louis, Missouri, United States. The establishment of the facility is a key component of the Company's previously disclosed entry into the field of insect control under our CP seed traits activity.

In December 2015 we entered into our first collaboration agreement in the ag-chemical space with BASF, focusing on discovering novel herbicides.

We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-283872-3. Our purpose as set forth in our articles of association is to engage in any lawful business.

Our principal executive offices are located at 13 Gad Feinstein Street, Park Rehovot P.O.B 2100, Rehovot 7612002, Israel and our telephone number is +972-8-931-1900. In 2015 we established a research and development facility in the Bio-Research and Development Growth (BRDG) Park, on the campus of the Donald Danforth Plant Science Center in St. Louis, Missouri, United States.

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

Principal Capital Expenditures

Our capital expenditures for fiscal years 2013, 2014 and 2015 amounted to $1.8 million, $3.8 million and $1.8 million, respectively. Our capital expenditures during those years consisted of investments in property, plant and equipment. We anticipate our capital expenditures in fiscal year 2016 to include payments for establishing new validation and data generation capabilities, primarily for insect control traits; creating infrastructure for chemical screening and handling; and up-scaling our field trial activities toward commercialization of castor seeds.

B.           Business Overview

Overview

We are a biotechnology company for the improvement of crop productivity. We have developed a proprietary innovative technology platform, leveraging scientific understanding & computational technologies to harness agriculture ‘big data’ for developing improved seed traits, innovative ag-chemical and novel ag-biological products. Our product development efforts are organized under two business divisions, the Crop Enhancement division, for the development of products enhancing plant yield and tolerance to abiotic stresses (such as improved tolerance to drought, heat and salinity), and the Crop Protection division, for the development of products improving plant resistance to biotic stresses (such as resistance to disease, pests and insects). Currently, we are primarily developing seed traits for improved yield and abiotic stress tolerance, seed traits for biotic stress resistance, novel herbicides (or new ‘weed killers’) and bio-stimulants (which are microbial-based ag-biological products, applied externally to the plant for yield improvement). The products we develop focus on essential crops, including corn, soybean, wheat, rice and cotton. Furthermore, we operate a seed business under our wholly owned subsidiary Evofuel Ltd., or Evofuel.

We generate substantially all of our revenues from strategic collaborations with world-leading agricultural companies, which further develop our discoveries into commercial products. We currently generate revenues primarily under collaborations for development of seed traits through research and development payments and milestone payments as the seed traits we discover advance in the product development pipeline of our collaborators. In the future we expect to receive royalty revenues upon commercialization by our collaborators of products containing such traits as well as research and development, milestone payments, and royalty payments under collaborations in our herbicides and bio-stimulants activities. To date, we have identified and filed patent applications for over 4,600 novel genes and genomic components for the improvement of key traits, hundreds of which are under development in our collaborators’ pipelines. We believe that the extension and renewal of some of our main collaboration agreements highlight the value ascribed to our performance, our capabilities and our proprietary technology infrastructure. However, we are still in the development stages and no product has been commercialized based on our discoveries. In our seeds business, in early 2016 we commercially launched our first castor varieties.  We have a history of losses and incurred operating losses of $8.7 million, $15.3 million and $17.9 million, for the years ended December 31, 2013, 2014 and 2015, respectively. For a breakdown of total revenues by segment and by geographic market, see “Item 5.A. Operating Results—Key Measures of Our Performance—Segment Data” and “Item 5.A. Operating Results—Key Measures of Our Performance—Revenues—Geographical Breakdown of Revenues,” respectively.

Industry Background

The field of genomics to enhance crop performance and productivity or the science of understanding and analyzing plant, bacteria or other genomes to identify and impact biological elements affecting plant performance, continues to evolve. Agricultural product innovation is increasingly driven by the ability to analyze data, in order to make direct discoveries and gain insights into key underlying biological phenomena of such products. The seed and ag-chemical industry has witnessed a dramatic increase in the availability of genomic data. This is primarily as a result of the introduction of new technologies that facilitate rapid generation of such data at a significantly lower cost. As a result, the key opportunity, and challenge, for enhancing crop productivity has shifted from data generation to data integration and analysis of large volumes of data.

We believe that our competitive advantage is based on our continuously enhanced proprietary discovery and development infrastructure. This infrastructure is capable of integrating and analyzing vast amounts and multiple types of biological data, or big data, through the use of proprietary computational technologies comprised of advanced algorithms and predictive methodologies. Our computational technologies are a key part of our broad technology infrastructure that further integrates extensive scientific expertise, public and proprietary genomic and other data, as well as plant, insect, and microbial validation and screening systems. Our proprietary discovery and development capabilities, which are scalable and adaptable to a large variety of crops and traits, together with our highly educated and experienced multidisciplinary team of scientists, are, we believe, unique in the industry.

Crop Enhancement (CE) Division

Overview

The CE division develops products to increase crop performance and productivity through enhancing yield and tolerance to abiotic stresses, such as drought, heat and salinity, in key commercial crops, or target crops, such as corn, soy, wheat, rice and cotton.

The CE division is currently active in developing two types of products: (i) CE seed traits, i.e. seed traits having improved yield and abiotic stress tolerance, through biotechnology and advanced breeding methods and (ii) ag-biologicals, currently focusing on microbial-based bio-stimulants, i.e. microbial-based products to serve as externally-applied treatments (as seed coating or in a foliar manner) for improving yield and abiotic stress tolerance.

In the CE division, we currently generate revenues from research and development payments for discovery activities and milestone payments under the CE seed traits activity as our deliverables advance in our collaborators' pipelines. In the future we also expect to receive royalties from sales of products by our collaborators.

(i) CE seed traits

Overview

Initiated in 2004, our CE seed traits activity focuses on important seed traits that have a direct impact on crop productivity. Pursuant to these programs, primarily utilizing biotechnology, we seek to identify and prioritize genes capable of, among other things, increasing crop yield per acre of land, improving abiotic stress tolerance (i.e., yield stability over varying environmental conditions and tolerance to environmental stress factors, such as drought and fertilizer utilization). Major seed companies have declared their goal to significantly increase crop yield to meet the growing needs of the world population. We believe that improved seeds will play an important role in supporting the ambitious goal of substantially increasing crop yields in the future.

In this field, we use our expertise in plant genomics to improve plant performance through biotechnology and advanced breeding. Our proprietary computational technologies, validation techniques and other capabilities enable us to identify promising “candidate” genes and genetic markers that have the potential to improve our traits of interest in commercial crops, or target crops, such as corn, soybean, wheat, rice and cotton. The most promising “candidate” genes and genetic markers will be used to develop improved biotechnological seeds or conventional seeds through certain advanced breeding methods.

The use of biotechnology, or the genetic modification of plants, involves the direct manipulation of a plant’s genome by inserting a gene into the plant’s DNA. This method of plant improvement provides for a wider range of traits in a plant and usually results in more substantial seed trait improvement compared to advanced breeding. Under the advanced breeding method, plants with favorable characteristics are selectively crossed through genomic-guided breeding schemes, with the goal of eventually improving seed traits. Recently, we began enhancing our technological platform to support discovery activities fit for genome editing technology, which enables to “edit” specific regions in the genome or “delete” specific parts in the genome.

Since we initiated our CE seed trait activity, we have assembled a substantial scientific knowledge center on plant mechanisms and biological pathways associated with yield and abiotic stress traits. Currently, we maintain proprietary genomic data from over 200 different plant species, and have two model validation plants that can validate over 1,000 genes annually under different greenhouse and tissue culture validation assays (i.e. tests designed to analyze plant performance under specific growth conditions, for instance, measuring a plant’s greenhouse seed yield under simulated drought conditions).

The product development cycle for seed traits is comprised of six phases. See “—Product Development Cycle—CE seed traits &CP seed traits.” Currently, we specialize in the upstream portion of the development cycle, particularly in the discovery phase (i.e., when candidate genes or genetic markers are identified and validated in model plants), as well as in Phase I supporting developent activities via gene optimization and stacking activities to increase trait efficacy, stability and avoid unintended effects, aiming to increase probability to reach product.

We currently have seven collaboration agreements with world leading seed companies, including multi-year collaborations with Monsanto, Bayer, Pioneer Hi-Bred International (a DuPont entity) and Biogemma, which license the trait-improving genes or genetic markers that we discover with the goal of introducing them into the seeds of commercial crops, covering a portfolio of 18 products. The products are tailored to address specific market needs across various traits. Under these agreements, hundreds of genes that we have discovered are currently undergoing Phase I testing in our collaborators’ pipelines. In addition, under these collaboration agreements, our collaborators have paid us, and are committed to pay us in the future, a total of approximately $127 million in the form of research and development and related payments, as well as in the form of purchases of our ordinary shares at a premium. This does not include milestone payments, which we are entitled to when our products reach significant milestones at our partners' pipelines, nor royalties, which we expect to be entitled to once our products are sold to farmers. A substantial majority of our collaborations currently focus on improving traits through biotechnology. For more information on our collaborations in this field, See “—Product Development Cycle—CE seed traits &CP seed traits.” All of our products under our CE seed traits activity are currently either in the Discovery, “Phase I”, or “Phase II” stages.

Product programs

The following table sets forth our key product programs currently under development with our collaborators in the CE seed traits activity:

Product #	Trait (GM and/or non-GM)	Crop	Collaborator

1	Yield	Corn	Monsanto, Biogemma (1), DuPont
2	Yield	Soybean	Monsanto
3	Yield	Wheat	Bayer
4	Yield	Cotton	Monsanto
5	Yield	Canola	Monsanto
6	Yield	Rice	Bayer
7	Yield		A consumer goods company (crop and collaborator name not disclosed)
8	Abiotic Stress Tolerance	Corn	Monsanto, Biogemma, DuPont
9	Abiotic Stress Tolerance	Soybean	Monsanto
10	Abiotic Stress Tolerance	Wheat	Bayer
11	Abiotic Stress Tolerance	Cotton	Monsanto
12	Abiotic Stress Tolerance	Canola	Monsanto
13	Nitrogen Use Efficiency	Corn	Monsanto
14	Nitrogen Use Efficiency	Wheat	Bayer
15	Nitrogen Use Efficiency	Cotton	Monsanto
16	Nitrogen Use Efficiency	Canola	Monsanto
__________

(1)	The shareholders of Biogemma SAS are Vilmorin & Cie (Limagrain Group), Euralis and RAGT, See “—Key Collaborations—Biogemma.”

Our most significant collaboration in the CE seed traits is with Monsanto, addressing yield, drought tolerance and fertilizer utilization in corn, soybean, cotton and canola through biotechnology. The collaboration, initiated in 2008, originally focused on gene discovery using our ATHLETE™ computational technology, but a 2011 expansion of the agreement added new research activities, including the use of our proprietary computational technology, Gene2Product™, for increased trait efficacy, mainly applied in Phase I development activities. The collaboration was extended and expanded for a second time in October 2013, further enlarging the scope of our research activities, including application of our computational technologies in the field of CP seed traits to improve corn resistance to Fusarium, a fungus responsible for Stalk Rot disease in corn. With respect to our CE seed traits activities under the extended agreement, which entitle us to approximately $62.4 million in research and development and up-front payments, the collaboration period (i.e., the period of active computational discovery efforts, separate from validation efforts that may follow) is approximately eight years, scheduled to expire at the end of 2016, and is followed by more than a year of validation activities; for CP seed traits activities, which entitle us to approximately $5 million in research and development payments, the collaboration period, including validation efforts, is scheduled to expire in August 2019. In February 2015, we disclosed that more than 1,000 candidate genes identified and validated by Evogene entered into Monsanto’s yield and abiotic stress product development pipeline and that Evogene's new gene optimization program was being incorporated into the collaboration. In February 2016, we disclosed positive results from the testing of a set of our discovered genes in corn and soybeans in our collaboration with Monsanto utilizing novel 'Trait-First' Methodology.

In the future, our agreements in the field of CE seed traits could lead to substantial royalty payments if our partners commercialize products that incorporate genes or genetic markers that we license to them.

(ii) Ag-biologicals

Overview

In mid-2015, we initiated our ag-biologicals activity for developing ag-biological products. Ag-biologicals are externally-applied products from biological sources, such as microbials (micro-organisms) and naturally derived biochemistry, to improve crop productivity. The market for ag-biological products is approximately $3 billion, and is believed to demonstrate a substantial annual growth rate (PiperJaffray, Industry Note, August 27, 2013). Ag-biological products are generally divided into two key segments: (i) biostimulants – ag-biologicals for crop enhancement, directly impacting crop yield or abiotic stress tolerance, and (ii) biopesticides – ag-biologicals for crop protection, addressing biotic stresses such as insects, diseases and weeds. The ag-biologicals market is attracting interest from industry leading players owing to its potential impact by providing a new type of products to improve crop productivity, as well as the relatively inexpensive and rapid regulatory process. The product development is estimated at six to eight years. Our ag-biologicals operations are currently focused on biostimulants and are at the pre-revenue stage.

        The “plant microbiome”, meaning the microbial population living close or within the plant, is a promising source for novel biostimulants, contributing to its performance and assisting the plant in addressing threats from its surrounding. While the huge microbiome diversity possesses significant potential as a source for novel biostimulants, current techniques and methods limit the full access to and exploitation of this promising source.

Our activity leverages the understanding of plant-microbiome genomics together with our plant understanding and assets developed through more than a decade under our CE seed traits activity. Our technological platform includes proprietary computational technologies, validation techniques and other capabilities to enable us to identify promising “candidate” microbial strains or microbial strain “teams” having the potential to improve crop traits of interest, such as yield and drought tolerance, in target crops. We have assembled a broad, proprietary microbiome-derived strain collection, and are in the process of identifying “candidate” strains for testing on target crops in greenhouse and field testing. The best performing “candidate” microbial strains will be used to develop seed treatment products.

The product development cycle for ag-biological products is comprised of five phases. See “—Product Development Cycle— ag-biological Products Development Cycle.” Currently, we are engaged in the upstream part of the development cycle, particularly in the Discovery phase (i.e., when candidate microbials are identified and validated in target plants). In addition, we are establishing capabilities for advancing downstream to Pre-development, as well as potentially to Development phase. We expect to then license leads developed to potential collaborators, which will complete development and commercialize the products. We have not yet entered into collaborations in this field.

Product programs

Currently, our biostimulant products aim at improving yield and abiotic stress tolerance in corn, soy and wheat and are all at the discovery phase.

The following table sets forth our product programs in the CE ag-biologicals activity:

Product #	Ag-biological product	Crop	Development Phase
1	Yield & abiotic stress tolerance	Corn	Discovery
2	Yield & abiotic stress tolerance	Soy	Discovery
3	Yield & abiotic stress tolerance	Wheat	Discovery

Crop Protection (CP) Division

The CP division develops products to address biotic stresses such disease, pests, and insects for key commercial crops such as corn, soy, wheat, cotton, and rice.

The CP division is currently active in developing two types of products: (i) CP seed traits, or biotic stress seed traits, meaning seed traits having improved resistance or tolerance to biotic stresses such as disease and insects, and (ii) ag-chemicals, focusing on discovery of novel herbicides.

In the CP division, we currently generate revenues from research and development payments for discovery activities under the CP seed traits activity, and expect to receive milestone payments under both the CP seed traits and ag-chemicals activities as our deliverables advance in our collaborators' pipelines. In the future we expect to receive research and development payments for new collaborations under our CP seed traits activities and under our ag-chemicals activities, as well as milestone payments as our discoveries advance in our partners' pipelines and royalty payments from sales of products by our collaborators.

(i) CP seed traits

Overview

Initiated in 2007, our CP seed traits activity, or biotic stress seed traits activity, focuses on improving plant resistance or tolerance to pests, insects and diseases, including nematodes, soil parasites that attack the roots of developing plants, soybean rust, which is the most damaging soy disease, Fusarium, a fungal stalk rot disease in corn, and several insect resistance traits. In this field, we use our expertise in genomics and computational biology to improve plant performance through biotechnology. Our proprietary computational technologies, validation techniques and other capabilities enable us to identify promising “candidate” genes that have the potential to improve traits of interest, such as insect resistance, nematode resistance and disease resistance in target crops such as corn, soybean, wheat, cotton, and rice. The most promising “candidate” genes are used to develop improved biotechnology seeds. In this field, we have entered into collaboration agreements with some of the world’s leading seed and ag-chemical companies, including Monsanto, Pioneer Hi-Bred International and Syngenta, which license the trait-improving genes that we generate with the goal of introducing these genes into the seeds of commercial crops. We estimate the current CP seed traits market, composed of the existing insect resistance market and the future potential of disease related traits, at $7.5B-$8.5B.

The product development cycle for CP seed traits is similar to that of the CE seed trait activity under our crop enhancement division and is comprised of six phases. See “—Product Development Cycle—CE seed traits &CP seed traits.” Currently, we specialize in the upstream stage of the development cycle, particularly in the Discovery phase (i.e. when candidate genes are identified and validated in model plants), as well as in Phase I in optimizing the utilization of discovered genes and stacking activities to increase trait efficacy and probability to reach product. In addition, during 2015 we initiated development of transformation capabilities in Soybean, which we expect to utilize first in our nematode resistance collaboration with Syngenta.

In the field of CP seed traits, we have five collaboration agreements, including three collaborations with world leading seed and ag-chemical companies, covering a portfolio of six products as well as an additional three product programs developed internally and not under collaborations. The products are tailored to address specific market needs across various traits. Under these collaboration agreements, our collaborators have committed to pay us $5 million in the form of research and development and related payments, milestone payments, which we are entitled to when our products advance from phase to phase, and royalties, which we expect to be entitled to once our products are sold to farmers. All of our existing product programs and collaborations in this field currently focus on improving traits through biotechnology.

Product Programs

The following table sets forth our key product programs in the field of CP seed traits, currently under development with our collaborators or as internal product programs:

Product #	Trait (GM and/or non-GM)	Crop	Collaborator / Internal Product Program
1	Fusarium	Corn	Monsanto
2	Lygus Hesperus	Cotton	Marrone Bio Innovations
3	Asian Soybean Rust	Soybean	DuPont
4	Soy Cyst Nematode	Soybean	Syngenta
5	Beet Armyworm	Corn	Marrone Bio Innovations
6	Corn Rootworm	Corn	Internal product program
7	Hemiptera	Soybean	Internal product program
8	Lepidoptera	Corn	Internal product program

To perform research activities relating to biotic stress, we leverage a significant amount of the expertise and know-how which was acquired in our CE seed traits activity. At the same time, we seek to develop unique technological tools and capabilities aimed specifically at biotic stress traits. As the resistance of pests, insects and diseases to existing products that address biotic stress increases, the seed industry is seeking more advanced technological solutions to address these resistance issues. We believe that our cutting-edge technologies, expertise and know-how, position us to play an important role in assisting the seed and ag-chemical industry in addressing these resistance issues. The market potential for traits addressing insects and disease is estimated at $7.5 billion to $8.5 billion, out of which the commercial value of insect resistance products available in the market today is approximately $4.5 billion (source: Context Network, Cropnosis, internal analysis).

During the last two years, we expanded our offering and capabilities with the entry to the field of insect resistance. Enhancement of our capabilities in this field includes the incorporation of large amounts of microbial genomic data to our databases, which until recently included mostly plant genomic data, in order to enable discovery of microbial genes that may assist plants to cope with insects. During 2015, we launched our dedicated computational technology infrastructure consisting of a proprietary microbial-based database and a dedicated analysis platform, BiomeMiner, for identifying microbial insecticidal toxins. In August 2015, we announced the completion of the first computational discovery round using BiomeMiner, which yielded a set of novel candidate genes with insecticidal properties to be validated against Coleoptera and Lepidoptera insects. These families of insects include some of the most devastating insects to crop yields such as corn rootworm and corn earworm.

Overall, we have established three internal discovery programs for toxins predicted to provide resistance to three key insect orders, Coleoptera, Lepidoptera and Hemiptera as well as two additional programs as part of a collaboration we entered with Marrone Bio Innovations Inc. addressing Lygus Hesperus and Beet Armyworm.

In February 2015, we announced the establishment of our U.S. R&D site at the Bio-Research and Development Growth (BRDG) Park on the campus of the Donald Danforth Plant Science Center in St. Louis, Missouri. Our activities at the site, which features state-of-the-art validation infrastructure and new capabilities for targeting main insect orders and other high impact pests, initially focus on validation of genes discovered under Evogene's insect control program.

As part of our endeavors to gain capabilities that would enhance our proposition, we are in the process of establishing transformation and validation capabilities for biotechnology soybean. Our activities will initially focus on soybean cyst nematode resistance as part of our revised collaboration agreement with Syngenta targeting soybean cyst nematodes, initially signed in 2009, extended in 2013, and amended in 2015.

In the coming years, we plan to expand our presence in the field of disease, nematode resistance and insect resistance through new collaboration agreements. As we undertake new collaborations under this activity – some potentially involving new crops such as corn, soy, wheat, cotton, and rice – we expect to broaden our genomic datasets, improve our scientific know-how, update our computational technologies, and develop additional tailored validation assays.

(ii) Ag-Chemistry

Overview

Initiated in 2012, our ag-chemistry activity utilizes our core competency in plant genomics, computational chemistry, structural biology and ‘big data’ integration and analysis to develop novel ag-chemical products. We currently focus on the early stages of the product development pipeline, specifically on the discovery and validation of new herbicides with novel biological mechanisms (or 'modes of action', MOA). The global market for herbicides is estimated at $25B, out of a total estimated market of $55B for agrochemicals (Source: Phillips McDougall)

During the last couple of years, we have made significant progress in developing the required infrastructure for herbicide discovery: (i) the launch in February 2014 of our PoinTar discovery platform, aimed at identifying targets responsible for essential biological processes in weeds, (ii) establishment of a target validation system in plants, (iii) establishment of a chemical database, currently encompassing over 90 million chemicals, derived from a variety of available sources, (iv) the launch of our PointHit platform which aims at discovering new herbicidal chemistries inhibiting the targets in the weed to result in weed mortality, and (v) establishment of a robust set of chemical screens in plants to test the predicted chemical compounds for herbicidal activity. The establishment of this infrastructure enables us to advance our program for discovery of new herbicides with novel MOA.

In the future, we plan to evaluate entry into discovery activity for additional segments of crop protection ag-chemical products, such as insecticides and fungicides.

Product Programs

Invasive plants, such as weeds, are a major cause of crop yield loss as they outgrow the target crops and deprive crops of large amounts of water and nutrients. Extensive use of herbicides, however, results in accelerated weed resistance, creating substantial weed-management problems for growers.

Our herbicide discovery program is designed to assist ag-chemical producers in moving beyond the traditional methods of herbicide discovery by implementing a targeted approach for identifying and developing novel herbicides with new MOA's to address the growing resistance of weeds. We utilize our expertise in plant genomics, as well as our advanced technologies and know-how, to leverage biology to drive chemical discovery with the target of ultimately developing new herbicides that display new MOA's.

Our process for developing novel herbicides begins with the identification of proteins ‘targets’ in plants, meaning proteins that are essential to the plant function and performance, utilizing our proprietary computational technology, PoinTar. The targets we seek are those that, when inhibited (for instance by a chemical), lead to plant death. The candidate targets are then validated in model plants to confirm their essentiality. We then identify chemical compounds that inhibit these targets through our PointHit computational platform and screen candidate chemical compounds to identify those capable of achieving the desired impact on plants.

In July 2015, we announced the discovery and validation of several novel plant targets for herbicides. The Evogene discovered targets will now be the subject of a unique methodology for the discovery of chemical molecules that can inhibit their functionality, or hits, resulting in weed death.  These chemical molecules would then serve as the basis for the development of the active ingredients in commercial herbicide products. For the discovery of hits, we are utilizing a new computational technology that we launched in 2015, PointHit, for the identification of chemicals that would inhibit herbicidal targets. The PointHit platform utilizes our recently established chemical database. Following the in-silico discovery activity, we perform in-planta screenings of chemicals to try and pinpoint those chemicals capable of achieving the desired impact on the plant.

We entered into our first collaboration agreement in the ag-chemical space with BASF, focusing on discovering novel herbicides, in December 2015. Under the terms of agreement, Evogene will utilize its biology-driven computational discovery approach to identify potential candidate chemicals for novel herbicides. BASF will use its proprietary advanced plant platform to screen the candidate chemicals in order to experimentally validate their biological effects on weeds. Successful candidates from this collaboration will be further developed by BASF.

Currently, our product development pipeline includes the following three main product programs:

Product #	Product	Crop	Collaborator
1	Non-selective herbicide	All crops	BASF
2	Grasses selective herbicide	Broadleaves	BASF
3	Broadleaf selective herbicide	Grasses	BASF

Seeds

Our wholly owned subsidiary, Evofuel Ltd., or Evofuel, develops seeds for crops with high acreage potential, which have been overlooked by the multinational seed companies. We currently focus on the development of advanced high-yielding castor bean varieties which are non-GM and that can serve as a second generation feedstock source for biofuel and other industrial uses, such as bio-polymers and lubricants.  We initiated these operations in 2007, which were spun-off from Evogene in January 2012 to operate as a separate company. Our initial target market is Latin America, particularly Brazil, Mexico and Argentina, where large scale agriculture is well established. Brazil and Argentina also have established markets for biofuels. We have entered into collaboration agreements with leading domestic companies in these markets, and expect to benefit from their established agriculture production models. Under an agreement with Castor Fields, S.A.P.I. de C.V., or Castor Fields, a Mexican corporation focused on growing castor in Mexico, as well as producing and commercializing castor oil, Evofuel has agreed to sell castor seeds to Castor Fields during 2016. Revenues to be received by Evofuel with respect to this initial commercial sale will not be significant.

Castor bean is grown today for its high-quality oil, which is used for various products in the bio-polymers and lubricants industries. Though treated as a “low-tech” crop in its key production areas around the world (for example, the castor bean is grown using traditional techniques such as hand picking), the castor bean plant may hold great promise as a source for the alternative fuel industry: oil comprises nearly 50% of the castor bean seed, and the plant itself contains innate characteristics of heat and drought tolerance. We believe that by leveraging our advanced breeding capabilities and methods we can turn castor into a modern crop, having attractive economics as feedstock source for biofuel and other industrial uses, such as bio-polymers and lubricants.  Our offering includes a full 'package' to the grower for castor: (i) high yielding varieties with plant structure suitable for mechanized harvest; and (ii) best practices and recommendations to growers on how to grow castor efficiently in large scale, including a customized solution for combine harvest. The latter is addressed through a collaboration with Case New Holland (CNH), a global leader in designing, producing and selling agricultural and construction equipment. The collaboration, initiated in 2012, is aimed at development of a combine for efficient and large scale castor harvest. One of the production models for growers using our varieties allows to fit castor into a sustainable rotation model with soybean in Brazil, enabling large scale production on existing farm lands. This agronomic model of “crop rotation” is based on the practice of sowing castor bean crops shortly after soybean harvests in order to replenish the soil and preserve its productivity. Key advantage of the rotation model is economic – allowing the grower to produce more from his land, while undertaking only additional variable costs, as infrastructure is in place and fixed costs are already incurred for the soybean. We anticipate that in the first years of commercialization our improved castor bean varieties will address the existing traditional castor oil markets, where the oil is used in a range of industrial products such as bio-polymers, lubricants, paints and cosmetics, and only at later years it could be used for the biofuel market.

For the last few years we have been testing our castor varieties in Latin America, mainly in Brazil, Argentina, and Mexico. Since we are attempting to turn castor into a modernized crop and introducing new protocols for growth, our path to commercialization requires collaborating with domestic companies in Latin America that have local agricultural production operations. Under these collaborations, we provide seeds and growth protocols to integrate castor into their growth cycle.  Pre-commercial activities also included validation by BioOleo, a leading castor seed crusher in Brazil, that the grain harvested meets customer requirements for the down-stream industrial process.

One of our partners in Brazil is SLC Agricola, a publicly traded Brazilian ag-business that grows 370,000 hectares of field crops. In 2010, we entered into a collaboration with SLC Agricola, focused on developing and adopting our improved castor bean varieties for commercial production in certain SLC farms in northeast Brazil under a rotation model with soybean. In March 2014 we expanded our collaboration agreement with SLC to include additional trialing under SLC farms as well as key terms for commercialization of our castor varieties. We initially anticipated to commercialize our castor varieties with SLC in 2016, however in view of SLC's need to focus on core business and crops, along with SLC's and Evofuel's understanding of the need to further evaluate castor crop on experimental scale, we do not intend to move forward to commercial production with SLC in 2016. We are continuing the field trialing activity with SLC in 2016 as part of our ongoing collaboration.

In addition to SLC, in 2016 we have expanded the number of companies with which we are collaborating in Brazil, Argentina and Mexico. These companies are evaluating our varieties and integrating them into their growth cycle. In multiyear and multisets field trials to date, our castor varieties have demonstrated the ability to produce castor as a row crop, and jointly with CNH, the newly designed harvester, has demonstrated the ability to allow the mechanical harvesting of the crop.  In addition, in 2015 we successfully registered three of our leading castor varieties in Brazil.

Product development cycle

(i) CE seed traits & CP seed traits

Developing and integrating seed traits into commercial seeds using advanced breeding or biotechnology takes, on average, between eight and sixteen years. The length of the process may vary depending on both the complexity of the trait and the type of crop involved. The length of the process of developing seed traits impacts the uncertainty of product development; for example, during the development process, the gene may fail to address the performance criteria required to advance to later development stages, changes in the competitive landscape may occur that could affect development and alternative methods of seed improvement may advance.

The development process for seed traits is divided into several discrete steps or “phases,” which generally include discovery, validation and development, and end with regulatory approval and commercial launch of a seed product containing the trait. The process for developing seed traits is similar in some aspects for both biotechnology and advanced breeding. However, the two differ significantly in later phases of development; for example, receiving regulatory approval for biotechnology seeds is a far more comprehensive and lengthy process than doing the same for advanced breeding seeds. The product development process is similar for seed traits for crop enhancement and crop protection uses, thus the description below applies for seed traits developed under both our Crop Enhancement and Crop Protection divisions.

The development process of biotechnology seed traits and their integration into commercial seeds is generally divided into six phases, as described below. This process may vary among different companies and depending on the specific crop and trait of interest. For example, with respect to development phase I (“Proof of Concept”, as further detailed below), in our experience, the process of testing genes and genetic markers by our partners may vary in terms of experimental set up, scope of activity, success criteria, and other aspects, which ultimately reflect on the duration of such phase and on the probability of success.

▪
Discovery: The first step in the seed trait development process is Discovery, or the identification of candidate genes, or genetic markers in the case of advanced breeding, potentially capable of enhancing specified plant traits. These genes or genetic markers are usually introduced into model plants, or testing varieties in the case of advanced breeding, which serve as testing grounds to determine whether the gene or genetic marker will enhance the specified trait. We usually employ our own advanced greenhouse facilities in Israel to perform model plant validation utilizing Arabidopsis for dicots, such as soybean, canola, cotton and sunflower, and Brachypodium for monocots, such as corn and wheat. In our experience, using our technologies and methodologies, the Discovery phase typically lasts approximately 18 months. According to Monsanto’s 2011 Investor Toolkit, this phase has an average probability of success of approximately 5% to reach a product.

▪
Phase I, or “Proof of Concept”: Upon their successful validation, promising candidate genes or genetic markers are advanced to Phase I, a process called “proof of concept.” In this phase, the genes or genetic markers are inserted into target plants and their efficacy in improving plant performance is tested through greenhouse trials, field trials, or both. The goal of the proof of concept phase is to determine which candidates have the greatest potential to improve plant performance. Phase I is typically conducted by our collaborators in their own facilities, although conduct certain proof of concept tests in some of our projects. In our experience, Phase I typically lasts between two to five years, and according to Monsanto’s 2011 Investor Toolkit, has an average probability of success of approximately 25% to reach a product.

▪
Phase II, or “Early Development”: In this phase, the field tests commenced in Phase I are expanded, and our collaborators evaluate various modes of use of the genes as well as other characteristics in order to optimize the performance in the plant on a large scale across various geographical locations and varieties. The goal of the “Early Development” phase is to identify the mode of use in which the genes or genetic markers perform best and achieve the desired seed traits with commercially viable success rates. Based on our estimates, we expect Phase II to last between approximately two to four years, and according to Monsanto’s 2011 Investor Toolkit, has an average probability of success of approximately 50% to reach a product.

▪
Phase III, or “Advanced Development and Regulation”: In Phase III, extensive field tests are used to demonstrate the effectiveness of selected genes or genetic markers in enhancing particular traits. The process of obtaining regulatory approvals from government authorities is also initiated during this phase, and tests are performed to evaluate the potential environmental impact of modified plants, including assessments of possible toxicity and allergenicity. According to Monsanto’s 2011 Investor Toolkit, Phase III typically lasts between one to two years, and has an average probability of success of approximately 75% to reach a product. This stage is shorter for advance breeding products as regulatory consideration are less relevant.

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

▪
Product Launch: We expect that our strategic collaborators will also perform the last step of the development process, the actual launch and commercialization of the seed containing the improved seed trait. Pursuant to most of our collaboration agreements, a successful product launch will trigger royalty payments from our collaborators, which are typically calculated as a percentage of the additional sales value conferred by the improved seed trait.

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

(ii) Ag-chemical products

Our activities for the development of ag-chemical products are still in early stages. We are advancing in the process of developing the technologies and platforms that will support our development activities. We plan to pursue a streamlined product development cycle that will improve upon the traditional development models used in the ag-chemical industry.

We expect, based on our expertise, that our activities will focus on the early stages of the development cycle. Specifically, we use our proprietary computational technology, PoinTar, to perform “target discovery,” which involves the identification of proteins that are essential to plant function and performance. The targets we will be seeking are those that, when inhibited (for instance by a chemical), lead to plant or weed death. We also utilize our new computational technology platform, PointHit, for the identification of chemicals that inhibit these targets. By utilizing our plant-based chemical screening platform, we perform high throughput screenings of chemicals to validate those chemicals capable of achieving the required impact on plants.

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

(iii) Ag-biological products

We estimate that developing ag-biologicals products based on microbial sources takes, on average, between six and eight years. The length of the process may vary depending on various factors, including the target market (with each region currently applying different regulatory or registration procedures), the type of application (with different regulatory requirements for biostimulants and biopesticides), the type of natural source serving as active ingredient (microbials and plant extracts, for instance, undergo different upscaling and formulation procedures) as well as number of active ingredients within the final products, which impacts the development activities required to reach a commercially viable product. As Evogene's current focus is microbial-based biostimulants, primarily for the U.S. market, the development cycle presented herein below aims to depict the relevant process.

The development process for microbial-based biostimulants is divided into five discrete steps or “phases,” which generally include discovery, pre-development, development, pre-commercialization, ending with registration approval and commercial launch. As this is a relatively young industry, the process is not yet well established and standardized.

▪
Discovery: The first step in the microbial ag-biologicals development process is Discovery, or the identification of candidate microbial strain or microbial strain “teams” having the potential to improve crop traits of interest. A collection of selected microbial strains or strain “teams” is typically tested on the crop(s) of choice in greenhouse screens (for biostimulants), followed by limited field experiments. Based on industry benchmarks and internal estimations, the Discovery phase typically lasts approximately 12-18 months.

▪
Pre-development: Upon successful validation of the candidate microbial strains or strain “teams”, promising candidates are advanced to Pre-development. In this phase, initial fermentation and formulation processes are developed and the microbial strains are further tested in greenhouse and field trials to examine their efficacy in improving plant performance. The goal of this phase is to determine whether a commercially viable procedure to grow and formulate the microbial stains can be developed, and which candidates have the greatest potential to improve plant performance. Based on industry benchmarks and internal estimations, we expect this stage to last between 18-24 months.

▪
Development: In this phase, the fermentation and formulation procedures are further improved to allow for commercial scale production. Field tests commenced in pre-development are expanded and repeated aiming to test efficacy and stability of the candidate product. Based on industry benchmarks and internal estimations, we expect this stage to last between approximately 18-24 months.

▪
Pre-commercialization: In this phase, extensive field tests are undertaken to demonstrate the effectiveness of a candidate product in enhancing particular traits. Additional activities towards launch are performed, include packaging development, registration and go-to-market strategy. Based on industry benchmarks and internal estimations, we expect this stage to last approximately 24 months.

▪
Product Launch: We expect the actual launch and commercialization of ag-biological products that we develop will be undertaken by leading industry players. We further expect that commercial agreements we may enter into in this field will provide for revenue streams for us from licensing of our candidate products, up-front and milestone payments as well as royalty payments from product sales.

Key Collaborations

CE & CP seed traits

Our seed trait projects are conducted through collaborations with leading seed and ag-chemical companies, with whom we share the development process of improving plant performance. In most cases, we generate revenue from our collaboration agreements at three different points: first, we usually receive research and development services payments to cover the costs of our research, including our discovery and validation efforts; second, we receive milestone payments when certain specified results are achieved, such as when a candidate gene progresses to a later phase in the product development cycle, or when a product containing our traits is submitted for regulatory approval; finally, we expect to receive royalty payments once a commercial product containing our traits is launched into the market. Royalty payments will generally be made for the longer of a specified number of years after product launch, or for the duration of our applicable patents in the United States.

CE seed traits

Monsanto

2008 Collaboration Agreement, Amended and Restated in 2011 and 2013

Background and Duties

In August 2008, we entered into a Collaboration and License Agreement with Monsanto. This agreement was amended and restated on two occasions, first in November 2011 and again in October 2013, in both cases extending and expanding the original agreement executed in 2008. With respect to our CE seed traits activities under the extended agreement, the collaboration period (i.e., the period of active computational discovery efforts, separate from validation efforts that may follow) is approximately eight years, scheduled to expire at the end of 2016, and is followed by more than a year of validation activities; for CP seed traits activities, the collaboration period, including validation efforts, is scheduled to expire in August 2019  This agreement, which we refer to as the Monsanto Collaboration Agreement, represents a significant portion of our current revenues. Pursuant to the terms of the Monsanto Collaboration Agreement, Monsanto funds a research program in which we apply two different proprietary computational technologies: (i) ATHLETE™, our computational gene discovery technology, used in this case to identify genes with the potential to improve yield, nitrogen use efficiency and abiotic stress tolerance in corn, soybean, cotton and canola, and (ii) Gene2Product™, our computational gene optimization technology, used to improve gene performance through recommendations on how to use the genes we identify in the target crop (e.g., corn).

Furthermore, under the October 2013 amendment and restatement of the Monsanto Collaboration Agreement, we have agreed to apply our computational technologies in the field of CP seed traits to identify and offer optimization recommendations for genes providing resistance to Fusarium, a type of fungi that is a main pathogen responsible for Stalk Rot disease in corn (a widespread, yield-reducing condition). All of the genes that we discover are to be tested and validated by us in our model plants.

To date, more than 1,000 genes have been identified and validated by Evogene and entered Monsanto's product development pipeline for yield and abiotic stress products. The collaboration period (i.e., the period of active computational discovery efforts, separate from validation efforts that may follow) for the CE seed traits activities under the Monsanto Collaboration Agreement has been extended from six to eight years, scheduled to expire in 2016, and is followed by more than a year of validation activities. For the CP seed traits activities focusing on Fusarium resistance, the collaboration period, inclusive of validation efforts, is six years, scheduled to expire in August 2019.

In February 2016, we announced positive results from the testing of a set of the Company's discovered genes in corn and soybeans conducted by Monsanto for genes discovered and tested pursuant to a 'trait-first' methodology implemented in the frame of the collaboration. This new methodology enables the two companies to identify and prioritize a series of key enabling traits that are expected to improve plants’ overall performance leading to yield improvement, as well as the trait attributes required for achieving these key traits.

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

Diligence Obligations

We and Monsanto both have minimum diligence obligations under the Monsanto Collaboration Agreement: our diligence obligations surround (i) the discovery and research of candidate genes, and (ii) the discovery and research of recommendations using our gene-optimization technology, while Monsanto is obligated to test a specified number of these genes and recommendations for the purpose of ultimately developing and commercializing products containing the genes. For example, we have agreed to perform a minimum number of computational discovery efforts, or discovery rounds, and deliver a minimum number of genes to Monsanto.

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

Consideration and Costs

As of December 31, 2015, we had received approximately $58.8 million in research payments under the Monsanto Collaboration Agreement. This includes an up-front payment of $5 million paid upon entering into the agreement, as well as annual data generation and periodic research and development service payments. Between December 31, 2015 and the completion of our research and development activities under the collaboration, which is scheduled to occur in 2019, and expect to receive an additional $8.6 million in research and development services payments from Monsanto. Although we have not yet begun to earn milestone payments or royalty payments, and may never earn such milestone payments or royalty payments, Monsanto is also obligated under the Monsanto Collaboration Agreement to provide us with royalty payments on any sales or other transfers of products it develops containing our licensed genes. These royalty payments are generally calculated as a percentage of the premium charged on the sale of the seeds containing our licensed genes compared to the sale of similar seeds without the genes.

In August 2008, Monsanto purchased 1,636,364 of our ordinary shares at a price per share of $11.00, for an aggregate investment of $18.0 million. In addition, as a condition to executing the October 2013 amendment and restatement of the Monsanto Collaboration Agreement, we and Monsanto entered into a Put Option Agreement pursuant to which we can require Monsanto to purchase additional amounts of our ordinary shares up to an aggregate amount of $12.0 million. In November 2013, Monsanto purchased 813,560 of our ordinary shares in our U.S. initial public offering at the public offering price of $14.75, for an aggregate investment of $12.0 million. As a result of this investment, the Put Option Agreement was terminated upon the closing of our U.S. initial public offering. For more information on Monsanto's holdings of our share capital see “Item 7.A. Major Shareholders.”

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

Bayer

Background and Duties

In December 2010 we entered into a collaboration agreement with Bayer CropScience LP, an affiliate of Bayer CropScience AG, or Bayer, which we refer to as the Bayer Wheat Agreement.

Amendment

On July 2014, we have announced an amendment to the Bayer Wheat Agreement.  This amendment's main purpose was to shift the collaboration work plan from focusing on the improvement of yield, nitrogen use efficiency, and abiotic stress tolerance of wheat through computational gene and SNP discovery to discovery of genomic promoters predicted to enable desired traits in Wheat when used with appropriate genes (promoters are segments of DNA that determine how a gene will be expressed in the plant).

License Grants

Under the Bayer Wheat Agreement, as amended, we granted Bayer an exclusive, worldwide, royalty-bearing license under our patents and know-how to use, solely in wheat, certain genes, SNP's and promoters we identify during the collaboration in order to grow, commercialize and sell wheat products containing those genes, SNPs, or promoters.

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

Various provisions under the Bayer Wheat Agreement lay out the consequences of either party’s failure to perform its diligence obligations. Absent certain extenuating circumstances, if we fail or are delayed in delivering the specified number of genes, SNP's, or promoters, we may have to complete and deliver the missing deliverables over an extended timeframe. Under certain circumstances, Bayer may also be able to terminate the research and development program under the agreement. If, on the other hand, Bayer does not fulfill its obligations, including its development obligations, within the relevant timeframes under the agreement, Bayer may lose its license to the relevant genes or promoters, and for SNP's, Bayer’s license to the relevant SNP's may become non-exclusive.

Change in Control

If we experience a change of control, the Bayer Wheat Agreement would remain in effect. However, if we come under the control of a Bayer competitor, Bayer may elect to terminate the research and development collaboration, including all of our activities under the collaboration. In such a case, Bayer would no longer have to provide us with annual research payments.

Consideration and Costs

As of December 31, 2015, we had received approximately €12.3 million in research payments under the Bayer Wheat Agreement, including an up-front payment upon entering the Bayer Wheat Agreement.  We are not expected to receive additional research and development payments during the collaboration period. However, part of the payments received in 2015, were accounted for as deferred revenues and will be recognized between now and the completion of our research and development activities under the collaboration, which, subject to a right of earlier termination, is scheduled to occur in 2017. Bayer also agreed to make certain milestone payments upon the achievement of agreed-upon results.  In the event that Bayer launches commercial wheat products containing one or more of our licensed genes or SNP's, Bayer will have an obligation to provide us with royalty payments based on the additional sales value conferred by the improved crop trait we identify for Bayer. Under our agreement, Bayer is required to use at least the specified levels of diligence in developing and commercializing the applicable products. Furthermore, Bayer’s royalty obligations run for periods specified based on patent coverage in the applicable country and/or a minimum period post-launch.

In connection with entering into the Bayer Wheat Agreement, in January 2011 Bayer purchased 863,310 of our ordinary shares at a price per share of $13.90, for an aggregate investment of approximately $12.0 million.

Biogemma

Background and Duties

In 2006, we entered into a joint research and collaboration agreement with Biogemma SAS, a subsidiary of Limagrain, focusing on improving yield and abiotic stress tolerance in corn. In 2010, we signed a license agreement, replacing the commercialization provisions of the 2006 agreement, and enabling Biogemma and its shareholders (Limagrain, RAGT, Euralis, Sofiproteol and Unigrain) to pursue commercialization of corn products containing our licensed genes. This later agreement remains in effect. This marked the first time we entered into a license agreement with a collaborator for genes that were already tested in field trials involving the target crops. The license agreement with Biogemma is also our only current agreement that has entered Phase II of our product development cycle.

In the early stages of the 2006 agreement, we provided Biogemma with candidate genes that we identified using our ATHLETE™ computational technology, as well as data regarding those genes. We and Biogemma then jointly selected the most promising candidate genes for further validation and testing. At present, the teams focus on optimizing gene performance.

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

Consideration and Costs

The license agreement provides for several one-time research and development services payments to cover our prior research and development efforts, which have already been paid by Biogemma, milestone payments, and royalty payments.

A Multinational Consumer Products Company

Background and Duties

In October 2014, we entered into a Collaboration Agreement with a multinational consumer goods company, focusing on improving yield in a certain field crop through non-GM methods. This is our first collaboration with a consumer products company and it differs in certain commercial aspects from the typical model of our collaborations with seed companies. The agreement significantly limits the parties' freedom to disclose information on the nature of and the parties to the agreement.

In the framework of the collaboration, we utilize ATHLETE™, our computational gene discovery technology, to identify genes with the potential to improve the desired trait in the target crop when the expression of such genes in the plant is modified. Unlike other collaborations where typically our partners test the performance of our genes in the target crops, under this collaboration we generate new varieties of the target crop using a molecular biology method known as TILLING, and further test the performance of these new varieties before we deliver them to our partner for further development as part of their breeding pipeline. It is expected that our activities under the collaboration will be performed over a period of approximately three and a half years.

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

CP seed traits

Monsanto

As part of the October 2013 amendment and restatement of the Monsanto Collaboration Agreement, we have agreed to apply our computational technologies in the field of biotic stress to identify and offer optimization recommendations for genes providing resistance to Fusarium, a type of fungus that is a main pathogen responsible for Stalk Rot disease in corn (a widespread, yield-reducing disease). All of the genes that we discover are to be tested and validated by us in our model plants. The collaboration period for the biotic stress activities under the Monsanto Collaboration Agreement, inclusive of validation efforts, is six years, scheduled to expire in August 2019.

For more information on the Monsanto Collaboration Agreement, please see “Item 4. Information on the Company—Business Overview—Key Collaborations—CE & CP seed traits—CE seed traits—Monsanto”.

DuPont

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

Syngenta

Background

Our multi-year collaboration with Syngenta, commenced in June 2009 and amended and restated in September 2013 and in August 2015, focuses on another highly sought soybean trait: soybean cyst nematode, or SCN, resistance, along with resistance to other nematode species. The nematode is a soil parasite that attacks the roots of developing plants with significant yield-limiting results. The agreement is focused on identifying and developing genes targeting this trait in soybeans.

Amendment

In August 2015, we have announced an amendment to the Syngenta Collaboration Agreement, pursuant to which we undertake certain validation activities originally mandated to Syngenta.

Duties

Under the collaboration agreement, we use our ATHLETE™ computational technology to assemble and mine our genomic database in order to identify and prioritize genes with the potential to improve nematode tolerance. In addition, we are also to apply our PlaNet computational technology to make “gene stacking” recommendations, indicating whether certain identified genes can be combined with other genes to jointly impact SCN resistance. According to the amended collaboration agreement, we undertake validation activities for the candidate genes discovered.

License Grants

Pursuant to the agreement, Syngenta holds an option to obtain an exclusive license to develop and commercialize, solely for transgenic applications, soybean products containing genes identified under the collaboration.

Diligence Obligations

Syngenta is required to use reasonable efforts to evaluate and progress in its product development programs genes that it opts to license. However, at all times, Syngenta retains the discretion not to advance any gene, at the possible cost of losing its rights to such genes.

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

Consideration and Costs

According to the collaboration agreement, Syngenta funds part of our research costs under the collaboration. In case Syngenta exercise its option to continue and develop the genes, it will pay us milestone payments and royalty payments based on sales.

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

Ag-chemical products

BASF SE (BASF)

Background and Duties

In December 2015, we entered into a three-year collaboration with BASF for the discovery and development of novel herbicides. Under the terms of the collaboration agreement, we utilize our biology-driven computational discovery approach to identify potential candidate chemicals for novel herbicides while BASF use its proprietary advanced plant platform to screen the candidate chemicals in order to experimentally validate their biological effects on weeds. Successful candidates from this collaboration will be further developed by BASF.

License Grants

Pursuant to the agreement, BASF obtain a worldwide, royalty-bearing, exclusive license to use and modify chemical compounds that we identify under the collaboration to develop and commercialize weed control products containing such compounds.

Termination

Either party may terminate the agreement upon a material breach by the other party, whereupon the licenses granted to BASF shall terminate.

Consideration and Costs

Under the terms of the agreement, we are entitled to milestone payments upon achievement of certain development milestones as well as royalty payments from sales of products developed under the collaboration.

Seeds

SLC Agricola

In 2010, we entered into a collaboration agreement with SLC Agricola, a leading agribusiness and producer of soybean, corn and cotton in Brazil. We extended the term of the collaboration agreement in 2011, and again in 2012. In September 2013, we completed our third year of field trials in SLC Agricola’s farms in northeast Brazil, and in 2014 we initiated advanced product development and pre-commercial trials. Our goals under this agreement were to evaluate and identify castor bean varieties displaying economic yields under rain-fed conditions, and to develop more effective agronomic methods for growing castor bean crops. In March 2014 we expanded our collaboration agreement with SLC for the commercial production of Evofuel-developed castor bean varieties in Brazil. As stated above, we initially anticipated to commercialize our castor varieties with SLC in 2016, however in view of considerations by SLC, we do not intend to move forward to commercial production with SLC in 2016. We are continuing the field trialing activity with SLC in 2016 as part of our ongoing collaboration.

Pursuant to the Agreement, Evofuel provides SLC Agricola with castor bean seeds that can be grown on SLC Agricola’s plantations in northeast Brazil. We have also committed to providing SLC Agricola with technical growth protocols and guidance for growing the castor bean crops. SLC Agricola is responsible for providing the land, employees, equipment, and other infrastructure needed to grow the castor bean crops. Our employees manage and supervise the execution of the collaboration agreement, visiting the SLC Agricola plantations and supervising the analysis and selection of the most promising castor bean varieties. Each party bears the costs incurred in connection with its own activities under the collaboration agreement.

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

Castor Fields

In 2015 and the first quarter of 2016 we entered into two agreements with Castor Fields, a Mexican corporation that is focused on growing castor in North-West Mexico, as well as producing and commercializing castor oil. The target of the first agreement with Castor Fields was to evaluate the performance of Evofuel's castor varieties in Castor Field's fields in North-West Mexico, as well as share agronomic know-how. Under such agreement, the seeds were supplied to Castor Fields by Evogene at no cost. Under the second agreement, Evofuel agreed to sell additional castor seeds to Castor Fields during 2016 for commercial use. Revenues to be received by Evofuel with respect to this initial commercial sale will not be significant.

Case New Holland – CNH

In December 2012 we entered an agreement with CNH Industrial Latin America Ltda., a subsidiary of CNH Industrial N.V., for the development of a customized combine for mechanized harvesting solution for castor. The collaboration has recently been extended until December 2016.

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

Raw Materials

We do not significantly rely upon any sources of raw materials for our operations.

Seasonality

Our business in general, and our revenues in particular, which are generated almost entirely from our strategic collaborations, based on research and development and milestone payments as the seed traits we discover advance in the product development pipeline of our collaborators, are not subject to variations based on seasonality.

Competition

Our market is characterized by intense commercial and technological change, and we face significant competition in many aspects of our business. The seed and ag-chemicals markets in particular are highly consolidated and dominated by a relatively small number of large companies. In order to provide their customers (mostly farmers) with cutting-edge products, these companies invest substantial resources in the development of seeds, traits, ag-chemical products and agronomic methods and products. Part of these companies’ research and development activity is conducted in-house and part of it is outsourced. Generally, the competitors in our industry can be divided into three groups: (i) seed and ag-chemical companies, including Monsanto, DuPont, Syngenta, Bayer, BASF, Dow and others, with internal research and development units dedicated to development of seed traits and seed external products; (ii) small- to mid-size biotech companies specializing in plant trait enhancement with their own seed trait development programs, such as Targeted Growth, AgBiome and Keygene; and (iii) academic and agricultural research institutions that grant licenses to third parties for the use of identified genes and other DNA fragments. The ag-biologicals market is an emerging segment, where on the one hand many small-mid size companies are active in research, development and commercialization and on the other hand, a significant trend of consolidation activities is taking place by the seed and ag-chemical companies.

We believe that our competitive advantage lies in our ability to assemble large amounts of genomic and phenotypic data and to analyze that data using our key computational technologies, enabling us to identify and prioritize genes, targets, chemical compounds and microbials more accurately, efficiently and quickly than is common in our industry and in addition we utilize our proprietary tools also to enable the support along the development process through optimization of genes, chemistries and microbial product candidates. In addition, we continue to accumulate and expand our plant genomic database, drawing partly on publicly available data, partly on our plant experiments and field trials, and partly on research and experimentation results from our collaborators. Certain seed and ag-chemical companies specializing in seed traits may, however, have candidate hits or leads that are in more advanced stages of product development and commercialization, and these relate to or directly compete with the same type of products we are currently developing. To remain competitive in our industry, we pursue three main strategies: first, we invest in the improvement of our key technologies, focusing especially on our proprietary computational technologies. Second, we focus on increasing our discovery and development capabilities and improving our validation systems, thus enhancing our ability to discover and classify new product candidates in greater numbers. Finally, we seek to protect our intellectual property rights through proper patent application and prosecution in the jurisdictions where we operate, including the United States, India, China, Brazil, Argentina and Canada.

Intellectual Property

Our intellectual property rights are important to our business, as they generally determine our eligibility to receive royalties for seed traits. We actively seek to protect the intellectual property and proprietary technology that we believe is important to the development of our business.

Our success will depend on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties

To date, we have identified and sought patent protection for over 4,600 plant genes linked to traits such as improved yield and drought tolerance. These genes are currently protected through more than 90 patents and 222 national patent applications.

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

PCT Filing. A PCT provisional is filed under the Patent Cooperation Treaty, or PCT, one year from the U.S. provisional filing. During this one-year period, we insert the identified genes into model plants and test whether the genes actually improve target traits. This validation data is added to the PCT provisional and provides the “reduction to practice” required to advance the application.

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

In addition to seeking patent applications, we obtained trademark registrations for ATHLETE™, Gene2Product™ and EvoBreed™, which we consider material to the marketing of our proprietary computational technologies.

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

Government Regulation

Seed traits

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

Ag-chemicals

Our Activities in the area of ag-chemicals are performed at our labs in Israel and are regulated by the provisions of several Israeli governmental agencies. Violation of these regulations may expose us to criminal or civil actions and may impose liability on us. Our current activities in the ag-chemicals does not subject us to further government regulation beyond that which applies to us due to our seed traits.

Ag-biologicals

Ag-Biologicals is a new and evolving sector and as a result the regulation framework is changing rapidly in recent years and may change more in the coming years.

As an Israeli company, our activities in the fields of microorganisms enhancing plant yield and traits are regulated by the Israel Ministry of Agriculture and Rural Development, or ISARD, and more specifically by the ISARD’s Plants Protection and Inspection Services, or PPIS. Our activities are subject to various laws, regulations, orders and procedures. Violation of these regulations may expose the company to criminal penalties. Pursuant to these regulations, we are also obligated to obtain separate permits to own and operate our greenhouses and testing fields in Israel and we are routinely inspected by ISARD.

Our activities in the field of microorganisms testing are regulated by the Ministry of Health and the Ministry Environmental Protection. Pursuant to these regulations, we are required, among other things, to (i) obtain lab permits, which allow us to conduct experiments using microorganisms, and (ii) follow special rules regarding waste disposal. Violation of these regulations may expose the company to criminal penalties, administrative sanctions and responsibility to compensate the injured for any environmental damages.

Regulations of Products

Seed traits

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

Ag-chemicals

Regulatory approvals are required prior to the commercialization and importation of ag-chemical products in most countries. Most of the key target markets where we anticipate our collaborators to sell ag-chemical products containing our compounds, including the United States, European Union, Brazil and Argentina, will require such regulatory approvals prior to the commercialization of such products. Pursuant to our collaboration agreement in the field of ag-chemicals, our collaborators will apply for all requisite regulatory approvals prior to commercialization of the products we develop with them.

Examples of regulations our collaborators may need to apply for include numerous tests assessing the potential effects of the new active ingredient on mammals. These include tests on acute toxicity, carcinogenicity, mutagenicity and reproduction. Results from this stage will be fed into the chemistry and formulation development stages. In order to sell a crop protection ag-chemical product in most countries, both the product and its active ingredient first need to be registered. This process may require the submission of over 100 toxicology and ecotoxicology studies, as well as detailed information on the chemistry of the active ingredient and the product. In the United States, collaborators may need to seek regulatory approval from the United States Environmental Protection Agency, or EPA, which regulates the marketing and use of new plant pesticides and herbicides. In addition, in Brazil, the commercialization of ag-chemical products is regulated also among Anvisa, the federal agency in charge of evaluating pesticide health risks. The approval process involves data collection and analysis, environmental impact assessments and public hearings on certain products, and is similarly costly and time-intensive.

Ag-biologicals

Regulatory approvals are required prior to the commercialization and importation of ag-biologicals products (biostimulants and biopesticides) in most countries. Most of the key target markets where we anticipate to commercialize our products including the United States and European Union, will require such regulatory approvals prior to the commercialization of such products. Prior to commercialization, we will apply for all perquisite regulatory approvals of the products we are developing.

In the USA market, the United States Department of Agriculture (USDA) Animal and Plant Health Inspection Service (APHIS) is in charge of all testing regulation for ag-biological products and Environmental Protection Agency (EPA) is in charge of Mode of Action and safety of ag-biologicals.

Under these regulatory bodies, biostimulants are regarded as plant inoculants, which currently does not require any regulatory action at the federal level, but require registration and approvals at the state level. Biopesticides are defined as plant health enhancer, which require regulation approvals by federal level as well as by state level. Naturally, state level regulation may vary between states.

In the EU, biostimulants are regarded as part of the fertilizer regulation, and biopesticides are regarded as part of the plant protection regulation. The EU directives are expected to change by the end of 2016 and the new regulations are expected to require registration, claim justification (efficacy) and formulation data.

C.           Organizational Structure

As of the date of this report, we held directly and indirectly the percentage indicated of the outstanding capital stock of the following subsidiaries:

Name of Subsidiary	Jurisdiction	Ownership Interest
Evofuel Ltd.	Israel	100%
Evogene Inc.	Delaware	100%
Leviev-Evogene Namibia (PTY) Ltd.	Namibia	100%

D.           Property, Plants and Equipment

Our principal facility is located in Rehovot, Israel and consists of 3,209 square meters (approximately 34,500 square feet) of leased office space. This facility accommodates our corporate offices, our molecular labs and our crop protection labs. The lease for the corporate offices and molecular lab facility expires on December 31, 2018. The lease for the Crop Protection labs expires on March 31, 2017 and we have an option to renew the lease for an additional 21 months.

We perform most of our research and plant validation work at our “Evogene Farm,” located on two adjacent lots we lease outside Rehovot. The first lot is subject to three leases. The first lease covers approximately 1,110 square meters (or approximately 11,950 square feet) of land, and expires on April 30, 2017. The second lease covers approximately 13,500 square meters (or approximately 145,000 square feet) of land, and expires on July 21, 2018.  The third lease covers approximately 9,000 square meters (or approximately 97,000 square feet) of land, and expires on November 1, 2016. Pursuant to an extension option, we may extend the term of the third lease for an additional period of up to five years. The lease for the second lot covers 10,000 square meters (approximately 108,000 square feet) of land and expires on May 15, 2016. We recently signed a 5-year extension to the lease agreement till May 2021 with an extention option for additional period of 5 years. The Evogene Farm contains 37 greenhouses, which are used for gene validation in model and target plants, plant propagation, and plant nurseries. In addition, the Evogene Farm contains warehouses, office facilities and seed banks.

In 2015 we established a research and development facility in the Bio-Research and Development Growth (BRDG) Park, developed by Wexford Science & Technology, a BioMed Realty Company, on the campus of the Donald Danforth Plant Science Center in St. Louis, Missouri, United States. We signed a 6 years lease agreement, which shall expire on November 1, 2021, covering approximately 5,753 square feet lab facility to accommodate our insect control research.

Unless otherwise stated, all of our facilities are fully utilized. We have no material tangible fixed assets apart from the leased properties described above.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2015 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “Item 3.D. Risk Factors” and “Special Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

Summary

We are a biotechnology company for the improvement of crop productivity. We utilize a unique proprietary integrated technology platform, leveraging scientific understanding and computational technologies to harness agriculture ʻbig dataʼ for developing improved seed traits, innovative ag-chemical, and novel ag-biological products. Our product development efforts are organized under two business divisions, the Crop Enhancement division, for the development of products enhancing plant yield and tolerance to abiotic stresses, and the Crop Protection division, for the development of products improving plant resistance to biotic stresses. The products we develop focus on essential crops, including corn, soybean, wheat, cotton, and rice and are currently in the development stage. Furthermore, we operate a seed business under our wholly owned subsidiary Evofuel Ltd., or Evofuel.

We generate substantially all of our revenues from strategic collaborations with world-leading agricultural companies, which further develop our discoveries into commercial products. We currently participate in more than ten collaboration agreements with some of the world’s leading agricultural companies, such as BASF, Bayer, DuPont, Monsanto, and Syngenta that cover 34 different products in various stages of development. We currently generate revenues primarily through research and development payments under collaborations for development of seed traits as the seed traits we discover advance in the product development pipeline of our collaborators. In the future we expect to receive royalty revenues upon commercialization by our collaborators of products containing such traits as well as research and development, milestone payments, and royalty payments under collaborations in our ag-chemical products and ag-biological products activities.

We were founded in 1999 as a division of Compugen Ltd., or Compugen, and spun-off as an independent company in January 2002.

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

In mid-2015 we initiated our CE ag-biologicals activity for developing ag-biological products, which are externally-applied products from biological sources, such as microbials (micro-organisms) and naturally derived biochemistry, to improve crop productivity. Our ag-biologicals operations are focused on biostimulants and are at the pre-revenue stage.

In November 2015 we announced the official opening of the company’s research and development facility in the Bio-Research and Development Growth (BRDG) Park, in St. Louis, Missouri, United States. The establishment of the facility is a key component of the Company's previously disclosed entry into the field of insect control under our CP seed traits activity.

In December 2015 we entered into our first collaboration agreement in the ag-chemical space with BASF, focusing on discovering novel herbicides.

Our future growth will depend, in part, on our ability to maintain and improve upon our collaboration agreements with our current collaborators and adapt to continuous technological change in our industry. It will also depend in part on our ability to enter into new collaboration agreements and expand our research and development to new technologies and products.

In 2016, we expect to continue focusing on executing and advancing our existing collaborations by leveraging our relationships with industry leaders in order to expedite our genes and genetic components towards commercialization with a view to generating significant milestone and royalty revenues and to enhance our competitive advantage by further investing in our technology infrastructure and research and development capabilities. We also intend to further develop our ag-chemical operation as well as advancing and executing our collaboration agreement with BASF in this field. In addition, we expect to further expand our activities in the areas of insect control and ag-biologicals. We also intend to complement our future revenue streams by selectively self-funding a larger portion of our direct initial research and development costs, with the goal of capturing a larger share of our collaborators’ future revenues.

Key Measures of Our Performance

Revenues

Our revenues are principally derived from our collaboration agreements and related arrangements with our collaborators under our CP and CE seed traits operations. A substantial majority of our current collaboration agreements focus on developing traits to be integrated into seeds through genetic modification; our GM projects therefore generate the majority of our revenues from research and development services. The other component of our seed trait operations, advanced breeding, generates only a small portion of our revenues from research and development services. Revenues from our collaborations with Monsanto and Bayer accounted together for approximately 91% of our revenues for the year ended December 31, 2015, of which Monsanto accounted for approximately 77% and Bayer accounted for approximately 14% of our total revenues. See “Item 4.B. Business Overview—Key Collaborations.” We have not yet generated any revenues from our ag-chemicals and ag-biologicals business. In our seeds business conducted under our wholly owned subsidiary, Evofuel, we entered , in early 2016, a first commercial agreement for the sale of our castor seeds, although our revenues under such agreement are not significant. Under our collaboration agreements and related arrangements, our revenues are paid to us in the following four different forms of payments:

Periodic Payments for Research and Development Services

Periodic payments for research and development services are payments we receive primarily on a quarterly basis from our collaborators as consideration for the research and development services we provide them. Revenues from periodic payments for research and development services performed under our collaboration agreements, all of which under the CE seed traits and CP seed traits amounted to $10.5 million and accounted for 94.5% of our total revenues for the year ended December 31, 2015. We have not yet generated any revenues from our ag-chemicals and ag-biologicals business.

Up-front Payments

We also derive a portion of our revenues from up-front payments made under our agreements with Monsanto and Bayer. Up-front payments primarily represent payments we received upon entering into collaboration agreements for research and development services. These up-front payments are recognized as revenues over the duration of the relevant contract based on the proportion of actual costs incurred for each reporting period to the estimated total costs of the collaboration. Revenues derived from up-front payments under our agreements with Monsanto and Bayer amounted to approximately $0.4 million and accounted for approximately 3.9% of our total revenues for the year ended December 31, 2015.

Share Purchases

We also entered into share purchase agreements with Monsanto and Bayer, which were signed in contemplation of our collaboration agreements with them. We attribute the proceeds from arrangements under these agreements to the value of our ordinary shares issued to Monsanto and Bayer at the time of the investments as well as to the services we perform under the collaboration agreements. As a result, we recognize as revenues the excess payment, which is the consideration investors paid for our ordinary shares over the market value of our ordinary shares traded on the TASE at the time of the investment. This excess payment is recognized as revenues beginning on the date of the investment, for the duration of the contract based on the proportion of actual costs incurred for each reporting period to the estimated total costs of the collaboration. We also recorded revenues with respect to Monsanto’s put option. We recognized as revenues the fair value of the put option with Monsanto throughout the term of the agreement, based on the proportion of actual costs incurred for each reporting period to the estimated total costs of the collaboration. Total revenues from the excess amounts on the purchase of our ordinary shares by Monsanto and Bayer as well as the Monsanto put option amounted to $0.2 million and accounted for approximately 1.6% of our total revenues for the year ended December 31, 2015.

Milestone Payments

We also derive, to a lesser extent at this stage of our business, a portion of our revenues from milestone payments paid by our collaborators upon the occurrence of certain specified events pursuant to the agreements with our collaborators. We did not record revenues for the year ended December 31, 2015 from milestone payments.

Most of our agreements with collaborators also provide for royalty payments based on the sales or transfer of products our collaborators develop that contain the traits we discover and license to them. The calculation of royalties varies by collaboration, and is typically based on the value that the trait we provide adds to the end product. For example, the royalties we expect to be entitled to receive pursuant to our collaborations with Monsanto and Bayer will be a percentage of the commercial value conferred by the trait we provide on the end product Monsanto or Bayer sells. We have not yet generated revenues from royalties payments.

Geographical Breakdown of Revenues

The following table presents net revenues by geographic breakdown of customers as a percentage of net revenues for the periods indicated. This data refers to the location of the customer to whom we directly sell and does not take into consideration the location of the end-user (to the extent it is different).

	Year ended December 31,
Geographical Region:	2015	2014	2013
United States	86%	73%	66%
Germany	14%	27%	32%
Other	-	-	2%
Total	100%	100%	100%

Cost of Revenues

Cost of revenues primarily consists of development costs incurred in conjunction with our collaborations, which include salaries and related personnel costs (including share-based compensation) for our research and development employees working on the collaborations, payments to third party suppliers that assist us in producing genomic data and the cost of disposable materials (such as seeds, laboratory supplies, fertilizer, water and soil). Cost of revenues also includes operational overhead costs such as depreciation of our plant, property and equipment, costs related to leasing and operating our office and laboratory facilities and greenhouses and expenses related to retaining advisors, which primarily consist of biological experts.

Operating Expenses

Research and Development Expenses: Research and development expenses primarily consist of costs related to our internal or independent research and development activities, as opposed to development costs incurred in connection with our collaborations (which are included in cost of revenues). These activities include developing and improving our computational, scientific and validation technologies, know-how and capabilities used by our product divisions as well as research and development conducted mainly under our ag-chemicals, insect control (in the framework of our CP seed traits activity), ag-biologicals, and seeds operations. Research and development costs include salaries and related personnel costs (including share-based compensation), payments to third party suppliers mainly with respect to producing genomic data, cost of disposable materials, operational overhead costs, which include costs related to leasing and operating our office, laboratory facilities and greenhouses, and depreciation of plant, property and equipment. Expenses related to our intellectual property, such as legal and other costs associated with patent applications, are also included as research and development expenses. We expect that our research and development expenses will continue to increase on an absolute basis as we develop our ag-chemicals, insect control, ag-biologicals, and seeds operations and expand our independent research and development projects.

Business Development Expenses: Business development expenses consist of costs primarily related to maintaining our relationships with our collaborators and establishing new collaborations. These costs include salaries and related personnel costs (including share-based compensation), expenses incident to business travel and legal expenses. We expect our business development expenses will remain at the current level.

General and Administrative Expenses: General and administrative expenses mainly include salaries and related personnel costs (including share-based compensation) for our general and administrative employees, HR activities and employee benefits and welfare, consulting, insurance, legal and professional services and other expenses associated with being a U.S. listed entity. We expect that our general and administrative expenses will remain at the current level.

Financing Income and Expenses

Financing income consists primarily of interest income on our cash bank deposits and securities, foreign currency exchange income and income related to a revaluation of the marketable securities we hold, which consist of corporate bonds and government treasury notes. Financing expenses consist primarily of expenses related to bank charges, foreign currency exchange expense and associated fees and expenses related to a revaluation of the marketable securities we hold. The interest due on government grants is also considered a financial expense, and is recognized beginning on the date on which we receive the grant until the date on which the grant is expected to be repaid.

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carryforward tax losses totaling approximately $35 million as of December 31, 2015, to be carried forward indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carryforward tax losses.

Segment Data

Starting January 1, 2012, following the establishment of our Evofuel subsidiary, we split our operations into two operating segments: Evogene and Evofuel. The two segments perform the following operations:

▪	Evogene: Our Evogene segment develops seed traits, ag-chemical products and ag-biological products to improve plant performance, utilizing our proprietary innovative technology platform.

Our seed traits operations utilize our expertise to develop seed traits enhancing plant yield and tolerance to abiotic stresses (such as improved tolerance to drought, heat, and salinity), or Crop Enhancement, as well as seed traits for improving plant resistance to biotic stresses (such as resistance to diseases, pests, and insects), or Crop Protection. Currently, our ag-chemical operations utilize our expertise to develop novel herbicides (or new ‘weed killers’) and our ag-biological operations focus on development of bio-stimulants (microbial-based products applied externally to the plant for yield improvement).

▪	Evofuel: Our Evofuel segment develops improved species of the castor bean plant for second generation feedstock for biofuel and other industrial uses.

The following table presents our revenues and operating loss by segment for the period presented:

	Evogene	Evofuel	Total
	(in thousands)
Year ended December 31, 2015
Revenues	$11,129	-	$11,129
Operating loss	$(16,146)	$(1,775)	$(17,921)

Year ended December 31, 2014
Revenues	$14,511	-	$14,511
Operating loss	$(13,078)	$(2,178)	$(15,256)

Year ended December 31, 2013
Revenues	$17,581	-	$17,581
Operating loss	$(7,500)	$(1,221)	$(8,721)

Our revenues for the years ended December 31, 2013, 2014, 2015 were generated entirely from the Evogene segment. Our Evogene segment includes revenues generated from our CE and CP seed traits operations and costs associated with both our CE and CP seed traits and ag-chemical operations. In 2015, we have not generated revenues in the Evofuel segment. In early 2016 Evofuel entered a first commercial agreement for the sale of our castor seeds in 2016, although we do not expect our revenues in 2016 to be significant. Both of these operating segments recorded losses in 2015. The primary drivers of loss for Evofuel in 2015 were research and development and business development expenses.

A.           Operating Results

Comparison of Period-to-Period Results of Operations

The following table sets forth our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(in thousands)
Consolidated Statements of Profit or Loss and Other Comprehensive loss:
Revenues:
Research and development payments, including up-front payments	$15,028	85.5%	$14,198	97.8%	$10,956	98.4%
Share purchase related revenues	2,553	14.5	313	2.2	173	1.6
Total Revenues	17,581	100	14,511	100	11,129	100
Cost of revenues	10,114	57.5	9,709	66.9	8,255	74.2
Gross profit	7,467	42.5	4,802	33.1	2,874	25.8
Operating Expenses:
Research and development, net	11,107	63.2	14,022	96.6	14,449	129.8
Business development	1,517	8.6	1,851	12.8	1,964	17.6
General and administrative	3,564	20.3	4,185	28.8	4,382	39.4
Total operating expenses	16,188	92.1	20,058	138.2	20,795	186.9
Operating loss	(8,721)	(49.6)	(15,256)	(105.1)	(17,921)	(161)
Financing income	1,179	6.7	2,242	15.5	2,571	23.1
Financing expenses	(1,336)	(7.6)	(1,516)	(10.4)	(1,863)	(16.7)
Net loss	(8,878)	(50.5)	(14,530)	(100.1)	(17,213)	(154.7)
Other comprehensive income (loss):
Loss from cash flow hedges	-	-	(222)	(1.5)	(45)	(0.4)
Amounts transferred to the statement of profit or loss for cash flow hedges	-	-	-	-	267	2.4
Total comprehensive loss	$(8,878)	(50.5)%	$(14,752)	(101.7)%	$(16,991)	(152.7)%

Year Ended December 31, 2014 Compared to Year Ended December 31, 2015

Revenues

Our total revenues decreased by $3.4 million, or 23.3%, from $14.5 million for the year ended December 31, 2014 to $11.1 million for the year ended December 31, 2015.

Total revenues include (i) research and development payments, including up-front payments, and (ii) share purchase related revenues. We anticipate that in the long term, our primary sources of revenues and profits will be future royalties and other revenue sharing amounts from current and future collaborations.

(i) Revenues from research and development payments include periodic payments for research and development services generated under our collaboration agreements primarily with seed companies, as well as up-front payments received under these agreements, which are recognized as revenues over the duration of the relevant agreement. R&D revenues for 2015 were $11 million, compared to $14.2 million for 2014. The decline was primarily related to the amendment to our collaboration work plans with Bayer and Syngenta.

(ii) Share purchase related revenues result from the required accounting treatment for the past acquisitions of Evogene ordinary shares by Monsanto and Bayer, as well as the put option agreement that we entered into with Monsanto, all in conjunction with the research and development collaboration agreements signed with these partners. Share purchase related revenues for 2015 were $0.2 million, compared to $0.3 million in 2014.

Cost of Revenues

Cost of revenues decreased by $1.4 million, or 15%, to $8.3 million for the year ended December 31, 2015 from $9.7 million for the year ended December 31, 2014. The decline primarily related to the reduced levels of activity as a result of the amendments in the work plans under our collaborations with Bayer and Syngenta, as described above.

Gross Profit

Gross profit decreased by $1.9 million, or 40.1%, to $2.9 million for the year ended December 31, 2015 from $4.8 million for the year ended December 31, 2014. This decrease was mainly a result of the decrease in the activity under our collaborations, as described above.

Operating Expenses

Research and Development Expenses, net. Research and development expenses increased by $0.4 million, or 3.0%, to $14.4 million for the year ended December 31, 2015 from $14.0 million for the year ended December 31, 2014. The increase in these expenses largely derives from (i) the expansion in self-funded activities, mainly in our key growth engines – insect control including our new U.S. site expanses, ag-chemicals, and ag-biologicals (ii) an increase in non-cash share-based compensation expenses. These increases were partially offset by the increase in the exchange rate USD/ILS reducing the company’s ILS expenses in terms of USD.

Business Development Expenses. Business development expenses increased by $0.1 million, or 6.1%, to $2.0 million for the year ended December 31, 2015 from $1.9 million for the year ended December 31, 2014. The increase mainly related to an increase in non-cash share-based compensation which was offset in part by a decrease in salaries and benefits.

General and Administrative Expenses. General and administrative expenses increased by $0.2 million, or 4.7%, to $4.4 million for the year ended December 31, 2015 from $4.2 million for the year ended December 31, 2014. This increase was primarily attributable to an increase in professional fees.

Financing Income and Expenses, Net.

Financing Income. Financing income increased by $0.4 million, or 14.7%, to $2.6 million for the year ended December 31, 2015 from $2.2 million for the year ended December 31, 2014. This increase was primarily attributable to an increase in interest income.

Financing Expenses. Financing expenses increased by $0.4 million, or 22.9% to $1.9 million for the year ended December 31, 2015 from $1.5 million for the year ended December 31, 2014. This increase was primarily attributable to the changes in the fair value of marketable securities we hold.

Taxes on Income

We did not record or pay taxes on income for the year ended December 31, 2015 due to our net loss for the year.

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

Total revenues include (i) research and development payments, including up-front payments, and (ii) share purchase related revenues. We anticipate that in the long term, our primary sources of revenues and profits will be future royalties and other revenue sharing amounts from current and future collaborations.

(i) Revenues from research and development payments include periodic payments for research and development services generated under our collaboration agreements with seed companies, as well as up-front payments received under our agreements with collaborators, which are recognized as revenues over the duration of the relevant agreement. R&D revenues for 2014 were $14.2 million, compared to $15 million for 2013. The decline was primarily related to the amendment to our Bayer collaboration work plan, whereby $1.7 million of research payments were to be recognized as revenues in 2015 and onwards. This decline was offset in part by an increase in revenues associated with a new collaboration agreement signed in 2014 with a leading consumer goods company and the expansion of activities in certain existing collaborations, including our agreements with Monsanto and Syngenta, which were extended and expanded in late 2013.

(ii) Share purchase related revenues result from the required accounting treatment for the past acquisitions of Evogene ordinary shares by Monsanto and Bayer, as well as the put option agreement that we entered into with Monsanto, all in conjunction with the research and development collaboration agreements signed with these partners. Share purchase related revenues for 2014 were $0.3 million, compared to $2.6 million in 2013. The decline in share purchase related revenues derives mainly from the amendment of the agreement entered into with Monsanto and does not reflect any current cash flow.

Cost of Revenues

Cost of revenues decreased by $0.4 million, or 4%, to $9.7 million for the year ended December 31, 2014 from $10.1 million for the year ended December 31, 2013.

Gross Profit

Gross profit decreased by $2.7 million, or 35.7%, to $4.8 million for the year ended December 31, 2014 from $7.5 million for the year ended December 31, 2013. This decrease was mainly a result of the decrease in share purchase related revenues, as described above.

Operating Expenses

Research and Development Expenses, net. Research and development expenses increased by $2.9 million, or 26.2%, to $14 million for the year ended December 31, 2014 from $11.1 million for the year ended December 31, 2013. The increase in these expenses largely related to expansion of self-funded activities, primarily focused on the development of new computational genomics and validation technologies in support of both existing and new activities, mainly in our key growth engines – insect control, ag-chemicals and Evofuel. This increase was primarily attributable to an increase in salaries and benefits for research and development employees due to the hiring of additional research and development personnel, an increase in the cost of share-based compensation and an increase in expenses related to purchasing materials and engagement with sub-contractors.

Business Development Expenses. Business development expenses increased by $0.4 million, or 22%, to $1.9 million for the year ended December 31, 2014 from $1.5 million for the year ended December 31, 2013. The increase reflected the company’s decision to establish dedicated Business Development capabilities within each of its four operating divisions, as well as costs associated with ongoing efforts to introduce the Company’s business proposition to prospective partners in new and existing areas and was attributable mainly to an increase in salaries and benefits for business development employees.

General and Administrative Expenses. General and administrative expenses increased by $0.6 million, or 17.4%, to $4.2 million for the year ended December 31, 2014 from $3.6 million for the year ended December 31, 2013. This increase was primarily derived from an increase of $0.4 million in non-cash share based compensation to $1.3 million in year ended December 31, 2014 from approximately $0.9 million in the year ended December 31, 2013. The increase also related to costs associated with being a US listed entity for four full quarters in 2014, which we only incurred for one quarter in 2013, where the expenses were mainly insurance and professional fees. The increase also reflected the continued growth across our operations.

Financing Income and Expenses, Net.

Financing Income. Financing income increased by $1 million, or 90.2%, to $2.2 million for the year ended December 31, 2014 from $1.2 million for the year ended December 31, 2013. This increase was primarily attributable to an increase in interest income.
Financing Expenses. Financing expenses increased by $0.2 million, or 13.5% to $1.5 million for the year ended December 31, 2014 from $1.3 million for the year ended December 31, 2013.

Taxes on Income

We did not record or pay taxes on income for the year ended December 31, 2014 due to our net loss for the year.

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

Share-Based Compensation

We account for share-based compensation in accordance with the fair value recognition provision of IFRS guidance on share-based compensation. Under these provisions, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Share-based compensation expense was $4.4 million in 2015. We selected the binomial option-pricing model as the most appropriate method for determining the estimated fair value of our share-based compensation. The determination of the grant date fair value of options using an option-pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the estimated period of time that we expect employees to hold their options, the expected volatility of our share price over the expected term of the options (estimated using historical data from prior years, including historical forfeiture rates), share option exercise and cancellation behaviors, risk-free interest rates, expected dividend yields (assumed to be zero as we have historically not paid and do not intend to pay dividends on our ordinary shares) and the price of our ordinary shares. Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value. If such factors change and we employ different assumptions for future grants, our compensation expense, in connection with future grants, may differ significantly from the amounts that we have recorded in the past. In addition, our compensation expense is affected by our estimate of the number of awards that will ultimately vest. In the future, if the number of equity awards that are forfeited by employees is lower than expected, the expense recognized in future periods will be higher.

Government Grants

Government grants received from the OCS, BIRD and CIIRDF are recognized as a liability if future economic benefits are expected from the projects that will result in royalty-bearing sales.

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

Recently Issued Accounting Standards

A number of new standards, amendments to standards and interpretations were not yet in effect for the year ended December 31, 2015, and have not been applied in preparing our consolidated financial statements as of that date.

Impact of Israeli Tax Policies and Government Programs on our Operating Results

Tax regulations have a material impact on our business, particularly in Israel where we have our headquarters. The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. As of 2016, the corporate tax rate is 25% (in 2014 and 2015, the corporate tax rate was 26.5%). However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to tax at the prevailing regular corporate tax rate.

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

The following tax benefits, among others, are available to Industrial Companies:

▪
amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the Industrial Enterprise, commencing in the year in which such rights were first exercised;

▪	under limited conditions, an election to file consolidated tax returns together with Israeli Industrial Companies controlled by it; and

▪	expenses related to a public offering are deductible in equal amounts over a three-year period, commencing in the year of the offering.

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

Tax Benefits Prior to the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise”, is entitled to certain benefits. A company that wished to receive benefits as an Approved Enterprise must have received an approval from the Investment Center of the Israeli Ministry of Economy (formerly the Ministry of Industry, Trade and Labor), or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment including sources of funds and by the physical characteristics of the facility or other assets.

In general, an Approved Enterprise is entitled to receive a cash grant from the Government of Israel and certain tax benefits under the “Grant Track” or an alternative package of tax benefits under the Alternative Track. The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval. Income derived from activity that is not approved by the Investment Center or not integral to the activity of the Approved Enterprise will not enjoy tax benefits. The entitlement to the above benefits is subject to fulfillment of certain conditions, according to the law and related regulations. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates.

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

In addition, a company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, or an FIC, which is a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether a company qualifies as an FIC is made on an annual basis. A company that qualifies as an FIC and has an Approved Enterprise program is eligible for an extension of the benefits period of up to ten years and for further tax benefits if the level of foreign investment is 49% or more. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investments is determined based on the percentage of foreign investment in the parent company. As specified above, depending on the geographic location of the Approved Enterprise within Israel, income derived from the Approved Enterprise program may be exempt from tax on its undistributed income for a period of between two to ten years, and will be subject to a reduced corporate tax rate for the remainder of the benefits period. The tax rate for the remainder of the benefits period will be 25%, unless the level of foreign investment is 49% or more, in which case the tax rate will be 20% if the foreign investment is 49% or more but less than 74%; 15% if 74% or more but less than 90%; and 10% if 90% or more.

If a company elects the Alternative Track and distributes a dividend out of income derived by its Approved Enterprise during the tax exemption period, it will be subject to corporate tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have been otherwise applicable if such income had not been tax-exempted under the Alternative Track. This rate generally ranges from 10% to 25%, depending on the level of foreign investment in the company in each year, as explained above. In addition, dividends paid out of income attributed to an Approved Enterprise (or out of dividends received from a company whose income is attributed to an Approved Enterprise) are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an Approved Enterprise program during the first five years in which the equipment is used. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

The benefits available to an Approved Enterprise are subject to the continued fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the Israeli consumer price index, and interest, or other monetary penalties.

One of our facilities has Approved Enterprise status granted by the Investment Center, which made us eligible for certain tax benefits under the Alternative Track.

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise.

The 2005 Amendment changed certain provisions of the Investment Law. As a result of the 2005 Amendment, a company was no longer required to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the Alternative Track (the certificate of approval from the Investment Center will only be necessary for receiving cash grants). Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that has a Beneficiary Enterprise (as defined below) may, at its discretion, to approach the Israel Tax Authority for a pre-ruling regarding its eligibility for benefits under the 2005 Amendment.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further be increased in the future by 1.4% per annum) and meet additional criteria stipulate in the amendment (referred to as a “Beneficiary Enterprise”). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets certain conditions set forth in the amendment for tax benefits, including exceeding a minimum investment amount specified in the Investment Law. Such investment entitles a company to receive “Beneficiary Enterprise” status with respect to the investment, and may be made over a period of no more than three years from the end of the year in which the company chose to have the tax benefits apply to its Beneficiary Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Beneficiary Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Beneficiary Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depends on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income generated by the Beneficiary Enterprise for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year if it is a qualified FIC, as explained above. The benefits period is limited to 12 or 14 years from the year the company first chose to have the tax benefits apply, depending on the location of the company.

A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Dividends paid out of income attributed to a Beneficiary Enterprise (or out of dividends received from a company whose income is attributed to a Beneficiary Enterprise) are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The 15% tax rate is limited to dividends and distributions out of income attributed to a Beneficiary Enterprise during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at such lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

The benefits available to a Beneficiary Enterprise are subject to the continued fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

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

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Such corporate tax rates were reduced from 15% and 10% for non-specified and specified development zones to 12.5% and 7%, respectively, in 2013 and then increased to 16% and 9%, respectively, in 2014 and thereafter. Our facilities are not located in a specified development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (however, if such dividends are subsequently distributed to individuals or non-Israeli company withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, will apply). The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which chose to receive grants and certain tax benefits under the Grant Track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; (ii) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise under the Alternative Track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; and (iii) a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

We have reviewed and evaluated the implications and effect of the benefits under the 2011 Amendment, and, while potentially eligible for such benefits, we have not yet chosen to be subject to the tax benefits introduced by the 2011 Amendment.

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities

B.           Liquidity and Capital Resources

Our working capital requirements generally reflect the growth in our business and have historically been provided by cash raised from our investors, payments from our collaborators and government grants received from the OCS, BIRD and CIIRDF. As of December 31, 2015, we had cash, marketable securities and short term bank deposits of $100.7 million and working capital of $98.7 million, which is calculated by subtracting our current liabilities from our current assets. As of December 31, 2015, we had $3.1 million of outstanding indebtedness related to government grants. We expect that our working capital and capital investment needs will be funded for the foreseeable future mainly by our cash and cash equivalents, marketable securities and bank deposits we hold as well as from payments from our collaborators. Currently, our principal uses of cash are to fund our operations. In the future, cash may serve us in effecting M&A transactions for achieving inorganic growth in our different segments of operation. We believe that our existing cash and cash equivalents as of December 31, 2015 will be sufficient to meet our projected cash requirements for at least 12 months.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

Cash Flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	Year Ended December 31,
	2013	2014	2015
	(in thousands)
Net cash used in operating activities	$(5,270)	$(8,895)	$(12,407)
Net cash provided by (used in) investing activities	(2,900)	(84,030)	17,387
Net cash provided by financing activities	79,408	2,666	45
Exchange rate differences—cash and cash equivalents	(46)	18	(17)
Net increase (decrease) in cash and cash equivalents	$71,192	$(90,241)	$5,008

Cash Used in Operating Activities

Cash used in operating activities consists primarily of net loss adjusted for certain non-cash items. Adjustments to net loss for non-cash items include depreciation and amortization, cost of share-based compensation and net financing expenses (income). In addition, operating cash flows are impacted by changes in asset and liability items.

Cash used in operating activities for the year ended December 31, 2015 was $12.4 million and resulted primarily from a net loss of $17.2 million, an increase of $1.8 million in trade and other receivables, a decrease of $1.1 million in deferred revenues, a decrease $0.7 million in trade and other payables and net financing income of $0.8 million, partially offset by $4.4 million in share-based compensation expenses, $2.4 million in depreciation and amortization expenses and by $2.7 million in interest received during the year ended December 31, 2015.

Cash used in operating activities increased by $3.5 million in 2015 compared to 2014. Cash used in operating activities for the year ended December 31, 2014 was $8.9 million and resulted primarily from a net loss of $14.5 million, $1.2 million a decrease in trade payables and other payables, a decrease of $0.6 million in deferred revenues, and net financing income of $0.9 million, partially offset by $3.2 million in share-based compensation expenses, $2.2 million in depreciation and amortization expenses, a decrease in trade and other receivables of $0.8 million and by $2.0 million in interest received during the year ended December 31, 2014.

Cash used in operating activities increased by $3.6 million in 2014 compared to 2013. Net cash used in operating activities was $5.3 million for the year ended December 31, 2013 which was derived primarily from a net loss of $8.9 million, a decrease of $3.2 million in deferred revenues, and an increase in trade receivables of $0.3 million, partially offset by $2.7 million in share-based compensation expenses, $2.0 million in depreciation and amortization expenses, $1.2 million in increase in other payables and trade payables and by $1.0 million in interest received during the year ended December 31, 2013.

Cash Provided by (Used in) Investing Activities

Cash provided by investing activities was $17.4 million for the year ended December 31, 2015. This was primarily attributable to the net proceeds from sale of marketable securities and withdrawal of bank deposits, partially offset by purchases of property, plant and equipment.

Cash used in investing activities was $84 million for the year ended December 31, 2014. The increase in cash use relative to 2013 was primarily attributable to net purchases of marketable securities, investment in bank deposits and purchases of property, plant and equipment. Cash used in investing activities was $2.9 million for the year ended December 31, 2013. The cash use primarily related to net purchases of marketable securities and purchases of property, plant and equipment.

Cash Provided by Financing Activities

Cash provided by financing activities was $45 thousand for the year ended December 31, 2015. This was primarily attributable to proceeds from exercise of options, partially offset by net repayment of the government grants.

Cash provided by financing activities was $2.7 million and $79.4 million for the years ended December 31, 2014 and 2013, respectively. In 2014 cash provided by financing activities resulted primarily from exercise of options and in 2013 cash provided by financing activities resulted primarily from our U.S. initial public offering, which closed in November 2013.

Government Grants

Our research and development efforts are financed, in part, through grants from the OCS, BIRD and CIIRDF. From our inception through 2015, we received grants totaling $5.7 million from OCS and repaid royalties on sales of products derived from the research financed by such grants of $2.8 million. We have also received grants totaling $0.7 million from BIRD and grants totaling $0.3 million from CIIRDF, which we have not yet paid any royalties on. As of December 31, 2015, we had four active research grants under which we were receiving funding: two from OCS and two from BIRD.

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

We have two BIRD grants: (i) a joint development program with DuPont of research and development improvements to soybean rust resistance (ii) a joint research and development program with Marrone Bio Innovations, or MBI, for discovery of novel modes of biological action for insect control.

Under these two BIRD programs, the grant for the joint development will be repaid either (a) if we and our partner have concluded the development of a product within the period of development or if within 66 months, in the case of our program with DuPont, or 60 months, in the case of our program with MBI, from the original grant date, the parties to the development program did not conclude the development of a product but decide to continue the project (b) through royalties from the revenues received for the licensing the product developed through the project (c) through royalties from the revenues generated from sales of products developed through the project or (d) through proceeds received from the outright sale of the technology developed through the project, in an amount of up to 150% of the total grant received. Should we choose to abandon any of the projects, we will not be obligated to repay the relevant grant, however we will also not be permitted to use the intellectual property developed during the project.

The CIIRDF grant was also provided as part of a previous joint project of ours with Saskatchewan Wheat Pool Inc., operating under the name of Viterra, to develop canola with improved yield and abiotic stress tolerance. This grant will be repaid from income resulting from the commercialization of a product developed pursuant to the grant project, at a rate of 2.5% of royalties on sales of such product, in an amount up to 100% of the total grant received. Alternatively, we may repay the grant as royalties of 2.5% of the income we receive from licensing the product developed pursuant to the grant. Payment of such royalties is not required if commercial revenues are not generated as a result of the project.

In early 2016, a grant application for a consortium for research in photosynthesis in which we participate within the EU Horizon 2020 Program for Research and Innovation was confirmed. The consortium’s research program is focused on an innovative approach to modulate photosynthesis related pathways aiming to improve photosynthetic efficiency. Beyond us, the consortium includes academic institutions such as the Max Planck Institute of Molecular Plant Physiology and the Institute of Terrestrial Microbiology, the Weizmann Institute of Science, and the Imperial College of Science, Technology and Medicine. The consortium's five-year project is funded with 5 Million Euro from the European Commission.

See “Item 3.D. Risk Factors—Risks Relating to Our Incorporation and Location in Israel—We have received Israeli government grants for certain of our research and development activities.” The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies supported by such grants outside of Israel. We may be required to pay penalties in addition to repayment of the grants.”

C.           Research and Development, Patents and Licenses, etc.

Technology Infrastructure

We believe that we have achieved a unique position in the seed and ag-chemical industry through our ability to effectively integrate and analyze massive amounts of complex Ag ‘Big Data’ for the purpose of improving crop productivity. Our technology infrastructure facilitates all of our product-driven operations: seed traits, ag-chemicals, ag-biologicals, and seeds. This infrastructure, which is highly flexible and synergistic, provides us with the means of integrating our genomics core competencies. Specifically, our technology infrastructure is comprised of four enablers that are key to our leading position in utilizing big data to improve plant performance: (i) scientific know-how and expertise in various relevant fields, such as plant science, ag-chemicals, and plant diseases, continuously enriched through advances in our discovery programs; (ii) vast amounts of data generated in-house or collected from public sources, tailored to support hypotheses we develop based on our scientific know-how; (iii) computational technologies that integrate, assemble and mine the vast amount of genomic data; and (iv) validation systems and assays in various plants and insects as well as screening systems for chemicals, used to validate the discoveries made through our computational technologies.

We continuously strive to improve and expand our technological capabilities. Since our initiation in 2002, we believe that we have developed valuable computational technologies containing unique features that cannot be found elsewhere in our industry. We intend to continue investing in our research capabilities in order to expand our technological capabilities in genomics and continue to provide innovative solutions to our collaborators.

Science and Know-how

Our research and development activities involve 166 employees as of December 31, 2015, amounting to approximately 82% of our total full-time workforce. Our staff possesses multidisciplinary and wide-ranging expertise, with employees specializing in biology, chemistry, plant genetics, agronomics, mathematics, computer science and other related fields. Additionally, 59 of our employees hold a Ph.D. Our main physical research and development facilities are located near the agricultural and biotech hub in Rehovot, Israel, and we benefit from continuing professional relationships with members of the agriculture and plant-science academy. On February 2015, we announced the establishment of our U.S. R&D site at the Bio-Research and Development Growth (BRDG) Park on the campus of the Donald Danforth Plant Science Center in in St. Louis, Missouri, initially focusing on validation of genes discovered under our insect control program. Furthermore, we employ a Scientific Advisory Board composed of representatives from the Faculty of Agriculture of the Hebrew University in Jerusalem, the Weizmann Institute of Science in Rehovot and other institutions of higher learning, as well as an experienced scientist from the industry.

Our research and development team is constructed under a matrix organization structure. Teams in our first R&D group are part of our product divisions and manage our discovery programs that focus on identifying genes, SNPs and other DNA fragments, chemical compounds, or microbials pursuant to our various product programs, whether under collaboration agreements or as part of our internal independent research projects. Researchers in this group develop the hypotheses that guide our discovery programs, design the type and scope of genomic data generation, determine data-mining queries run on our computational technologies and decide the type of model plant validation to be used. Our second R&D group is an across company group that is responsible to executes our discovery programs and develops our new technological infrastructure. Researchers in this group develop and activate our technological systems, including computational data integration and mining programs, our technologies to harvest genomic and phenotypic data, gene cloning and insertion into plants, and multiple validation and screen pipelines.

We are constantly improving our scientific skill set and know-how. As we enter into new fields of operations and new product programs, we are able to leverage our existing know-how and enrich our genomic knowledge and capabilities.

Computational Technologies

Our computational technologies, utilized for data integration and analysis, are comprised of two main proprietary components: i) our databases generated via data integration capabilities and ii) our computational analysis platforms, utilized to mine these databases within our on-going activities.

Proprietary Databases

In 2015, we expanded our database scope and data integration capabilities to leverage other sources and types of 'big data' in order to support our growth activities; our insect and fungi resistance activity, focused on microbial genes as the potential source for novel resistance traits, discovery of microbial genes for our ag-biologicals activity, as well as our activity in the field of ag-chemicals. As crop productivity is affected by the plant's surroundings, including broad, diverse microbial populations, underlining genomics are now becoming readily available. In addition, in search of new ag-chemicals to serve agricultural needs, initial steps towards mapping of the huge space of chemical data are taking place.

We therefore added to our genomic database, previously comprising mainly of plant genes, genes from microbial sources. We also established a chemical database to support our ag-chemical activity. The genomic and chemical databases are integrated, enabling us to leverage data of interactions between genomic elements and chemicals. In addition, we are now in course of developing an additional database, dedicated to microbial strains. This microbial database will support our insect resistance activity as well as our activity s for the discovery and development of ag-biological products.  In addition, we continuously pursue and develop innovative approaches to data transmission and storage.

Our databases draw in part on the public domain (primarily from academic institutions and research publications), and in part compile increasing amounts of proprietary data, generated either in-house or received from our collaborators.

Our current database framework consists of the following:

▪
Our genomic database is structured as gene centric, linking all available data relevant to a gene in a single assembled database. It covers over 14 million genes from 200 plant species, and accounts for various data types, including phenotypic (i.e., data related to a plant’s observable characteristics, morphology, development and physiological properties) and genotypic (i.e., data from the molecular level, derived from DNA, RNA or other sources). During 2015, we added genes from microbial sources to our genomic database, aiming at leveraging these novel genes for our insect and fungi resistance activity. Currently incorporating microbial genomics from public sources, we have over 28 million microbial genes in our database. To further broaden the scope of our microbial gene database to include novel genetic material, a pipeline for assembling gene models from samples containing bacterial populations, or metagenomics, was established.  During 2015, using our metagenomics pipeline, we have generated millions of genes which have never been observed to date. Altogether, the genomic database, including both its plant genes and newly added microbial genes, is continuously expanded to support on-going activities, with accumulating, tailored data generated from our in-house field trials, as well as any newly available information from the public domain.

▪
Our chemical database is structured as molecule centric, covering broad chemical collections, derived from publicly available sources of synthetic and natural chemistry. This database currently comprises over 90 million chemicals, integrating multiple layers of data describing the chemicals' properties. Focus is attributed to the chemicals' potential activity for agricultural usage as ag-chemicals. This database, along with its integration to our genomic database, serves our on-going ag-chemical activity, supporting our discovery of novel chemicals to potentially serve as herbicides. The chemical database will continue to expand with data generated from in-house dedicated experiments, as well as incorporation of available public data.

▪
Microbial strain database – In 2015, we continued to develop a third database, which is structured as microbial strain centric. The database comprises data on microbial strains isolated from plant surroundings. We have already established a preliminary collection of several thousands of microbials which have been isolated, and are undergoing initial characterization. This will serve our insect resistant activity, as well as potential other activities in the future.

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

ATHLETE™ is the computational analysis platform used in most of our collaborations, including our broad, multi-year collaborations with Monsanto and Bayer. Though our ATHLETE™ technology is already capable of cutting-edge data processing and analysis, we are continuing to make improvements and introduce new features to this technology, creating a faster and more efficient analytical tool. We have improved various aspects of ATHLETE™ since the launch of the analysis platform in 2006, including the development of new gene network based algorithms for the discovery of genes for a given trait.

Gene2Product™

The Gene2Product™ analysis platform was launched in 2013, although components of the platofrm have been used since 2010. Gene2Product™ is a unique computational analysis platform to develop biotechnology seed traits by high throughput optimization of a selected gene function in a target crop (which we refer to as “mode of use”). This technology complements our ATHLETE™ platform: efficacy of a gene depends not only on the presence or absence of the gene of interest, which is determined by ATHLETE™, but also on the optimization of the gene with other factors related to the mode of use of such gene, which is determined by Gene2Product™. Such factors include the choice of gene variant for the crop of interest, the interaction of the gene with other genes, the tissues in which the gene is expressed, the level and/or pattern of expression of the gene and the gene’s performance under changing environmental conditions. Gene2Product™ is designed to improve trait efficacy for certain genes identified (for example by ATHLETE™) through the following tools:

•
PlaNet (Plant Network), which its 2.0 version was launched on March 2014, is aimed at improving trait efficacy when approaching complex traits, such as yield, by predicting appropriate combinations of the identified gene with additional genes, designed to jointly impact the trait when combined, and prioritize possible combinations with respect to their ability to improve a given trait;

•
PlaNet Next Generation, launched Jan 2015, is a gene network based algorithm for the discovery of gene groups predicted to improve a given trait, aiming at predicting appropriate combinations of genes that will jointly impact the trait when combined.

•
GeneSpec (Gene Spectrum), which selects the preferred variants of a selected gene of interest for the crop of interest by identifying and classifying up to 1,000 possible variants per gene through the use of novel algorithms, according to sequence-function and other relationships;

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

PoinTar

We developed a computational analysis platform for our ag-chemical division, PoinTar, which we launched on February 2014. This technology specializes in the identification of plant targets (proteins) for development of ag-chemicals such as herbicides, and examines data aimed to indicate the potential impact that a target, when inhibited, would have on a weed. Both our gene centric database and its integrated chemical-centric database are mined by PoinTar to achieve this goal. In addition to incorporating tools available in ATHLETE™, through dedicated tools developed to address the specific needs and considerations related to herbicide target identification, PoinTar addresses the structural characteristics of a target in order to predict the target’s likelihood of binding to a small chemical molecule for use as a herbicide.

PointHit

PointHit is a computational analysis platform for identifying chemical molecules that are predicted to be potential ag-chemicals, currently focusing on herbicide applications.  This analysis platform leverages biological rationale, discovering chemical molecules by optimizing between three key considerations: i) predicted binding to plant molecular targets, discovered by PoinTar, ii) potential for ag-activity, namely probability to be absorbed by the plant and transported within the plant to reach the molecular target within the plant, and iii) compliance with product desired attributes such as low cost of production, low toxicity and others. Overall, relying on 'big data' computational approaches, the PointHit platform is capable of prioritizing 10's of millions of chemicals to a selected library of candidate herbicide hits. The designed libraries will then be screened on plants in order to validate which of the candidate chemicals indeed exhibit herbicidal activity.

BiomeMiner

We recently launched a computational analysis platform for identifying microbial insecticidal toxins, i.e. microbial genes that can be specifically toxic to insects that lead to substantial crop damage. This unique computational technology platform consists of a newly developed vast proprietary microbial-based gene centric database, the underlying data assembly pipelines, as well as a dedicated analysis platform, BiomeMiner.  The BiomeMiner platform utilizes advance machine learning methods in order to identify toxins with novel modes of action in order to overcome the rising resistance to current products’ modes of action. In August 2015 we announced the achievement of a key milestone in our insect control program with the successful completion of the first computational discovery round for microbial genes with insecticidal properties using this platform.

Amounts Spent on Research and Development

For information concerning the amounts that we spent on research and development activities in each of the last three years, please see the table at the start of “Item 5.A. Operating Results— Comparison of Period-to-Period Results of Operations” above.

D.	Trend Information

The world market experienced a decrease in commodity prices in 2014 (one example of such decrease is corn prices which decreased from around US$7 per bushel in mid-2013 to less than US$4 per bushel in late 2014 and maintained that level throughout 2015).  This decrease may adversely impact the size of research and development expenditures of our existing and potential collaborators, which may, in turn, adversely impact the size of the research payments that we may receive, as well as our ability to extend existing collaborations or enter into new ones. For further information, please see “Item 3.D Risk Factors—Risks Related to our Business and Industry—Decrease in research expenditures in the seed and ag-chemical market may jeopardize the continuation of our collaborations with seed and ag-chemical companies and adversely impact our ability to extend existing collaborations or enter into new ones.”

In 2015, the seeds and ag-chem markets, which are highly consolidated and dominated by a relatively small number of large companies, have undergone further consolidation. Dow and DuPont are expected to merge to create the largest player in our industry and Syngenta was acquired by ChemChina. Those mergers may further limit the number of potential collaborators available for us to partner with. Due to the small number of companies in our market, there are limited opportunities for us to grow our business with new collaborators. For further information, please see “Item 3.D Risk Factors—Risks Related to our Business and Industry—There are only a few companies in our seed and ag-chemical market, and we rely on a limited number of collaborators to develop and commercialize products containing our seed traits and ag-chemicals.”

Other than as described immediately above or disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structured finance entities.

F.	Contractual Obligations

Our significant contractual obligations and commitments as of December 31, 2015 are summarized in the following table:

	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(in thousands, unaudited)
Trade payables	$1,771	$—	$—	$—	$1,771
Other payables(1)	3,049	—	—	—	3,049
Liabilities in respect of government grants (undiscounted)(2)	304	1,332	1,848	302	3,786
Non-cancellable operating leases(3)	993	1,458	531	273	3,255
Total	$6,117	$2,790	$2,379	$575	$11,861
_______________________________

(1)	Consists of liabilities to employees for salaries and related personnel costs, liabilities to government authorities and accrued expenses.

(2)	Consists of the projected repayments of grants received from the OCS, BIRD and CIIRDF that partly funded our research and development activities.

(3)	Consists of non-cancellable operating leases of our offices, laboratory facilities, greenhouses and motor vehicles.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this annual report.

Name	Age	Position
Executive officers
Ofer Haviv	49	President and Chief Executive Officer
Ido Dor	40	Executive Vice President & General Manager Crop Enhancement
Dr. Eyal Emmanuel	43	Chief Scientific Officer & Head of R&D Crop Protection
Assaf Kacen	44	Chief Operations Officer
Dr. Hagai Karchi	54	Chief Technology Officer & Head of R&D Crop Enhancement
Eran Kosover	38	Executive Vice President & General Manager Crop Protection
Eyal Leibovitz	55	Chief Financial Officer
Assaf Oron	42	Executive Vice President of Corporate Development

Directors
Martin S. Gerstel(3)	74	Chairman of the Board
Dr. Michael Anghel(1)(2)(3)(4)	77	Director
Ziv Kop(2)(3)	44	Director
Dr. Adina Makover(2)(3)	64	Director
Akiva Mozes(3)	69	Director
Leon Y. Recanati(3)	67	Director
Dr. Simcha Sadan(1) (3)	74	Director
Dr. Kinneret Livnat Savitsky(1)(2)(3)(4)	49	Director
____________________________

(1)	Member of our Audit Committee.

(2)	Member of our Compensation and Nominating Committee.

(3)	Independent director under the Listed Company Manual.

(4)	External director. See “—External Directors.”

Executive Officers

Ofer Haviv has served as Evogene's President and Chief Executive Officer since December 2004 after having joined the company in January 2002 as Chief Financial Officer. Mr. Haviv serves as Chairman of the Board of Directors of both the subsidiaries: Evogene Inc. and Evofuel Ltd., and has held such positions since 2006 and 2012, respectively. From 2006 to 2007, Mr. Haviv served as a director of the company. Mr. Haviv is a Certified Public Accountant and holds a BA in Accounting and Economics from Tel Aviv University.

Ido Dor has served as Executive Vice President & General Manager Crop Enhancement since November 2015, responsible for the overall management of the Crop Enhancement division. Mr. Dor joined Evogene in 2011 as a Director of Business Development and led the business activity of the Ag-Chemicals division. In 2015, Mr. Dor was appointed to lead Evogene’s Ag Biologicals activity, overseeing research, development and business aspects. Prior to joining Evogene, Mr. Dor headed the Small & Mid-Size Enterprise business unit at the Israeli branch of SAP, the world leading organizational software company. Prior to his role at SAP Israel, Mr. Dor led a business unit at Niram Gitan Group, a leading Israeli management-consulting firm. Mr. Dor holds an M.B.A. and a BSc in Industrial Engineering - both from Tel Aviv University.

Dr. Eyal Emmanuel has served as Chief Science Officer & Head of R&D Crop Protection. Dr. Emmanuel originally joined Evogene in May 2006, and since then has served in various managerial R&D positions, leading several of the Company’s key research programs. Prior to his current position, Dr. Emmanuel served as Vice President R&D of the Company’s Ag-Chemicals division which was established in late 2012. Prior to joining Evogene, Dr. Emmanuel served as a researcher at LSRI, Israel’s premier life sciences research center. Dr. Emmanuel holds a Ph.D. and an MSc from the Weizmann Institute’s Department of Plant Science as well as a BSc from the Hebrew University of Jerusalem, Faculty of Agriculture. Dr. Emmanuel also holds an M.B.A. from the College of Management - Academic Studies (COMAS), majoring in Bio-Medical Management.

Assaf Kacen has served as Chief Operations Officer, responsible for the overall management of Evogene's Technology Infrastructure, since January 2016. Mr. Kacen joined Evogene in 2009 and prior to his current position served as EVP Technology Platform. Mr. Kacen also serves as a director of Evogene's subsidiary, Evofuel Ltd., since January 2012. Prior to joining the company, Mr. Kacen served as a solution fit product manager at Nokia Siemens Network, from 2008 to 2009. From 2004 to 2008, Mr. Kacen served as a manager of the software development group at Nokia Siemens Network. Mr. Kacen holds an M.B.A. with a major in Finance from the Interdisciplinary Center in Herzeliya, and a BSc in Communication Systems Engineering from the Ben-Gurion University.

Dr. Hagai Karchi has served as Chief Technology Officer & Head of R&D Crop Enhancement. Dr. Karchi joined Evogene from its establishment in January 2002 as one of its founders, and has served as Company's Executive Vice President of Development and Chief Technology Officer since September 2008. Dr. Karchi also serves as a director of Evogene's subsidiary, Evogene Inc., since September 2006. Prior his current position Dr. Karchi served as Evogene's Vice President of Development and Technologies from 2007 to 2008. Dr. Karchi holds a PhD in Plant Genetics and Genomics, earned jointly from the Weizmann Institute of Science and the Hebrew University of Jerusalem, and an MA and BA in Plant Genetics, both from the Hebrew University of Jerusalem.

Eran Kosover has served as Executive Vice President & General Manager Crop Protection since November 2015, responsible for the overall management of the Crop Protection division. Prior to that, Mr. Kosover served as Evogene’s VP Project Management since April 2014, responsible for managing all company collaborations and internal projects. Between January 2009 and May 2011 Mr. Kosover served as a Business Development Manager. Prior to joining the company, Mr. Kosover was in charge of Sales, Business Development and Operations in Atera Networks, an Israeli Hi-tech start-up in the field of SMB IT. Prior to Atera, Mr. Kosover worked as a Project Manager in various strategic consulting projects for Teva Pharmaceuticals (mainly Teva EU division). Mr. Kosover holds an M.A. in Economics and a B.A. in Economics and Management, both from the Tel Aviv University.

Eyal Leibovitz has served as Evogene's Chief Financial Officer since January 2016. Prior to joining Evogene, during the years 2011 to 2015 Mr. Leibovitz served as CFO of N-trig Ltd., an electronic inking company. From 2007 to 2011 Mr. Leibovitz served as CFO of Kamada Ltd. (NASDAQ and TASE: KMDA), a leading biopharmaceutical company. From 2002 to 2007 Mr. Leibovitz served as the international controller of Harmonic Inc. (NASDAQ: HLIT), operating in the digital video space. From 1997 to 2002 Mr. Leibovitz co-founded and was the CFO of New Media Communications which was later sold to Harmonic. Mr. Leibovitz holds a B.B.A. from the City University of New York.

Assaf Oron has served as Executive Vice President Corporate Development since November 2015. Prior to his current position he served as Evogene's Executive Vice President of Strategy and Business Development since September 2008. After joining the company in March 2006, Mr. Oron served as Business Development Director and then as Vice President of Business Development. Mr. Oron also serves as a director and General Manager of Evofuel Ltd, Evogene's subsidiary, and has held those positions since January 2012. Prior to joining the company Mr. Oron served as CEO of ChondroSite Ltd., a bio-technology company that develops tissue engineered products in the field of orthopedics, from 2004 to 2006. From 1999 to 2003 Mr. Oron served as senior project manager and strategic consultant at POC Ltd., a leading Israeli management consulting company. Mr. Oron holds an M.Sc. in Biology (Bioinformatics) and a B.Sc. in Chemistry and Economics, both from the Tel-Aviv University.

Directors

Martin S. Gerstel has served as our chairman of the board of directors since December 2004 and as a director since February 2004. In addition, Mr. Gerstel has served as the chairman of Compugen Ltd., a predictive drug discovery and development company, since 1997, other than from February 2009 to February 2010, during which time he served as either chief executive officer or co-chief executive officer, and, in both cases, as a member of the board of directors, chairman of Keddem Bioscience Ltd., a drug discovery company, since 2004, co-founder and co-chairman of Itamar Medical Ltd., a medical device company, since 1997. In addition, Mr. Gerstel has been a board member of Yeda Ltd., the technology transfer company of the Weizmann Institute of Science, since 1994 and a board member of Yissum Ltd., the technology transfer company of the Hebrew University, from 2003 to 2015. He is a member of the board of governors and the executive committee of the Weizmann Institute of Science and the board of governors of The Hebrew University of Jerusalem. Prior to relocating to Israel, Mr. Gerstel was co-chairman and chief executive officer of ALZA Corporation, a U.S. pharmaceutical company specializing in advanced drug delivery, which he helped to found in 1968. Mr. Gerstel holds a B.S. from Yale University and an M.B.A. from Stanford University.

Dr. Michael Anghel has served as an external director of our company since September 2007. Dr. Anghel has served as the chairman of Lahav—Executive Education Program in Tel Aviv University since 2005 and as the chairman of Matach—The Israeli Educational Technology Center from 2009 to 2015. Dr. Anghel also serves as a director in the following companies: BioLineRx Ltd., a drug development company, since 2010; Syneron Medical Ltd., a global aesthetic device company, since 2004; Partner Communications Company Ltd., a mobile network operator, since 2006; Strauss Group Ltd., an Israeli food and beverage company, since 2008; Orbotech Ltd., a developer of automated optical inspection systems, since 2008; and Dan Hotels Ltd., an Israeli luxury hotel chain, since 2008. Dr. Anghel earned a Ph.D. in Business Management with a major in Finance and an M.B.A. each from Columbia University and a B.A. in Economics from the Hebrew University in Jerusalem.

Ziv Kop has served as a director of our company since January 12, 2014. Mr. Kop also serves as a director of Kamada Ltd (NASDAQ: KMDA), Outbrain Inc. and Outbrain LTD. Mr. Kop has served as chief operating officer of Outbrain Inc. a web-based content discovery platform, from February 2014 to December 2015. Previously, and since its inception in 2003 until June 2013, Mr. Kop was a Managing Partner at GlenRock Israel., a private equity investment firm, where he managed a portfolio of growth companies in the fields of advanced technologies and healthcare, and served on the board of more than ten private and public companies. Prior to his role at GlenRock, Mr. Kop served as Chief Executive Officer of POC Management Consulting, a leading Israeli consultancy in the field of strategic planning. Mr. Kop holds an LL.B. and M.B.A. from Tel Aviv University Law School and Business School, and is a graduate of INSEAD’s Young Managers Program.

Dr. Adina Makover has served as a director of our company since February 2003. Dr. Makover also serves as a diretor of the following companies: GeneGrafts Ltd., a biotechnology company, since 2006; Spine 21 Ltd., a medical device company, since 2008; EarlySense Ltd., a medical device company, since 2006; PerfAction Technologies Ltd., a medical device company, since 2007; and Kadimastem, a medicine company in the field of stem cell-based therapeutics, since 2013. She has also served as a board observer at Argo Medical Ltd., a medical device company in the rehabilitation field, since 2011. From 2006 to present, Dr. Makover has served as the investment manager of the Life Sciences ventures at ProSeed Venture Capital Fund Ltd. Dr. Makover holds a Ph.D. in Life Sciences earned jointly from the Weizmann Institute of Science and Columbia University, and an M.B.A. from Bar-Ilan University.

Akiva Mozes has served as a director of our company since March 11, 2014. He is a member of the Board of Directors of Strauss Group and several additional companies. Previously, Mr. Mozes served as Chairman of Oil Refineries Ltd (Bazan Group) and as President and Chief Executive Officer of Israel Chemicals, one of the world’s leading manufacturers of fertilizer and specialty chemicals. Mr. Mozes other prior Chairman of the Board positions include Dead Sea Works Ltd, Rotem Amfert Negev Ltd, and Bromine Compounds Ltd. He holds several public advisory positions and has received a number of leading industry and business awards. Mr. Mozes holds a B.A. in Economics and Political Science and an M.B.A., both from Hebrew University of Jerusalem.

Leon Y. Recanati has served as a director of our company since May 2005. Mr. Recanati has served as chairman and chief executive officer of GlenRock Israel Ltd. since 2003. Previously, Mr. Recanati was chief executive officer and/or chairman of IDB Holding Corporation; Clal Industries Ltd.; Azorim Investment Development and Construction Co Ltd.; Delek Israel Fuel Corporation; and Super-Sol Ltd. He also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an M.B.A. degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion Institute of Technology and Tel Aviv University.

Dr. Simcha Sadan has served as a director of our company since February 2006. Dr. Sadan was a lecturer of the faculty of management at Tel Aviv University and the chairman of the accounting department from 1978 to 1981. Over the course of the last five years, Dr. Sadan has served as a consultant to various companies and organizations. He also served as the chairman of the board of directors of Powerbrook Spain S.L., a holding company of a Greek hotel and casino and as a director of various companies, including: companies under the group of Club Hotel Eilat Ltd., a holding company of hotels and tourism companies; Elite Sports Center Ltd., a subsidiary of Tel Aviv University; Rozen, Mintz Richter Ltd. (a cycles dealership). Dr. Sadan holds in a Ph.D. in Business Administration from the University of California, at Berkeley, an M.B.A. with a major in Finance and Accounting and a B.A. in Economics and Statistics, both from the Hebrew University in Jerusalem, and an LL.B. from Tel Aviv University.

Dr. Kinneret Livnat Savitsky has served as an external director of our company since September 2010. Since 2010, Dr. Savitsky has served as the chief executive officer of BioLineRx Ltd., a drug development company. She also served on its board of directors from 2010 to 2011, and as its Vice President of Research and Development during 2004. From 2005 to 2009, she served as the General Manager of BioLine Innovations Jerusalem Ltd., after having been employed by Compugen Ltd. from 1997 to 2004, where she last served as Vice President of Biology. Dr. Savitsky holds a B.Sc. in Biology from the Hebrew University in Jerusalem, as well as a M.Sc. in Biochemistry and a Ph.D. in Molecular Biology, both from Tel Aviv University, in Israel.

Arrangements for Election of Directors and Members of Management; Family Relationships

There are no arrangements or understandings with major shareholders, customers, suppliers or others related to the election of our board of directors or the appointment of members of our senior management. There are furthermore no family relationships among any directors or members of our senior management.

B.           Compensation

Compensation of Officers and Directors

The aggregate compensation, including non-cash share-based compensation (consisting of expenses related to option grants), accrued by us in respect of the year ended December 31, 2015 to all sixteen persons who served as directors and/or executive officers during that year, was approximately $4.6 million (including amounts paid to persons serving as executive officers on December 31, 2015 during such period in 2015 prior to their appointment as executive officers). That amount includes approximately $1.8 million of gross compensation with respect to Officers, set aside or accrued and does not include share based compensation, business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other expenses commonly reimbursed by companies in Israel. During 2015 we granted to our officers and directors an aggregate amount of 795,500 options at a weighted average exercise price of NIS 36.02.  All of such options will expire within ten (10) years from the date of grant.

Our compensation for our executive officers is paid pursuant to employment agreements and is based, in part, on each executive officer’s personal contribution to our management, operations and our success. Such compensation is determined consistently with our compensation policy, which was approved by our shareholders at our special general meeting of shareholders on March 11, 2014 and was amended by our shareholders at our annual general meeting of shareholders on May 5, 2015. Each executive officer’s annual bonus is determined according to a formula that is consistent with the compensation policy and that links financial and qualitative targets-based goals and metrics determined to specific objectives within the responsibility of the relevant executive officer. The financial target is uniform with respect to all of our executive officers, including our Chief Executive Officer. Our Chief Executive Officer’s goals and objectives are determined by the compensation and nominating committee and our board of directors, and our board of directors has authorized our Chief Executive Officer to set specific goals and objectives for each of our other executive officers. For each fiscal year, our board of directors determines the maximum target bonus for each of our executive officers, including our Chief Executive Officer. In the case of our executive officers other than the Chief Executive Officer, assuming that the bonus terms conform to the compensation policy, such terms only require approval by the compensation and nominating committee followed by the board of directors. For our Chief Executive Officer, the bonus terms in general require approval by our shareholders as well.

The following table presents information regarding compensation accrued in our financial statements for the year ended December 31, 2015 for our five most highly compensated executive officers, namely: our Chief Executive Officer (Mr. Ofer Haviv); our former Chief Financial Officer (Ms. Sigal Fattal) (who served throughout 2015 and whose term of office expired in February 2016); our Chief Scientific Officer & Head of R&D Crop Protection (Dr. Eyal Emmanuel); our Chief Technology Officer and Head of R&D Crop Enhancement (Dr. Hagai Karchi); and our Executive Vice President of Corporate Development, (Mr. Assaf Oron):

	(in thousands, US$)(1)
Name and Position	Salary and related benefits	Bonus	Value of Options Granted(2)	Total
Ofer Haviv President and Chief Executive Officer	334	85	636	1,055
Sigal Fattal Ex-Chief Financial Officer	190	46	325	561
Eyal Emmanuel Chief Scientific Officer and Head of R&D Crop Protection	174	34	302	510
Hagai Karchi Chief Technology Officer and Head of R&D Crop Enhancement	192	34	235	461
Assaf Oron Executive Vice President Corporate Development	166	23	270	459

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in our financial statements.

(2)	Consist of amounts recognized as non-cash expenses in our profit or loss statement for the year ended December 31, 2015 (“Share based-compensation” expenses).

Employment and Consulting Agreements with Executive Officers

We have entered into written employment agreements with all of our executive officers. Each of these agreements contains provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and in the United States is subject to limitations. The employment agreement of each executive officer is terminable at will, upon 60 days written notice, by either side to the agreement, except for the employment agreement with Mr. Ofer Haviv, our President and Chief Executive Officer, which is terminable at will, upon 90 days written notice, by either side to the agreement.

Director Compensation

Our directors are entitled to cash compensation and equity compensation as follows:

Cash Compensation to Directors

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

Commencing in May 2014, following approval by our compensation and nominating committee and our board and consistent with our compensation policy, all of our directors receive annual fees and per-meeting fees for their service on our board and its committees, in amounts within the range provided for cash compensation for external and unaffiliated directors under the Companies Law, as follows:

▪	Annual fees in the amount of approximately $22,000 for directors not classified as experts and approximately $29,000 for directors classified as experts;

▪
Per-meeting fees in the amount of approximately $850 for directors not classified as experts and approximately $1,125 for directors classified as experts; 60% of such amounts for participation in meetings via phone and 50% of such amounts for resolutions adopted in writing.

Cash Compensation to Chairman of the Board

On May 5, 2015, following approval by our compensation and nominating committee and board of directors, our shareholders approved an amendment to our compensation policy, pursuant to which a chairman of the board who is deemed “active” may be entitled to increased compensation relative to our other directors. According to the amendment, the board may determine that the chairman of the board is an active chairman in light of the chairman’s increased involvement in our activities and increased time investment in the performance of the duties accompanying the chairman's position compared to the other directors. If so determined, an active chairman of our board will be entitled to (i) an annual fee of up to 3 times the average annual fee of the other directors and (ii) a per-meeting fee of up to 2 times the average per-meeting fee of the other directors.

In addition, at the annual general meeting of our shareholders on May 5, 2015, following approval by our compensation and nominating committee and board of directors and the determination by our board of directors that Mr. Martin Gerstel, our chairman of the board, is an active chairman, our shareholders approved an amendment to the compensation of Mr. Gerstel, setting his fees as active chairman at approximately $6,400 per month. Mr. Gerstel has waived his right to receive the per-meeting fees that are payable to our other directors for so long as he serves as the Company's active chairman of the board.

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

In addition, each non-employee director (except for our external directors) is granted annually, upon the anniversary of such director's original election to the board, options to purchase 2,500 ordinary shares of the Company. These options vest over a period of one year commencing three years following such anniversary of the director's appointment to the board, with one fourth of the options vesting at the end of each successive three-month period during such year, subject to continued service through each vesting date. The chairman of the board is granted options to purchase twice the number of ordinary shares, on similar terms. During 2015, six of our directors (i.e. all of our directors except for our two external directors) were granted options accordingly.

Under our compensation policy, all option grants to directors are subject to the terms of our 2013 Share Option Plan, are granted at an exercise price equal to the higher of (i) the average closing price of our ordinary shares on the TASE during the 15 trading days prior to the options grant date, plus 5% and (ii) the closing price of our ordinary shares on the TASE on the date of the option grant, and expire 10 years following the grant date thereof.

Information regarding the options to purchase our ordinary shares (including number of options, exercise price and expiration date of all such options) held by each of our directors and executive officers who beneficially owns our ordinary shares, after including ordinary shares underlying options held by them, which, as of March 31, 2016, were exercisable or exercisable within 60 days, appears in the beneficial ownership table in Item 7.A below and in the footnotes thereto.

Option Plans

We maintain three share option and incentive plans: our Evogene Share Option Plan (2002), our Evogene Ltd. Key Employee Share Incentive Plan, 2003, and our Evogene Ltd. 2013 Share Option Plan, or the 2013 Plan. All such option and incentive plans provide for the grant of options to purchase our ordinary shares.

As of March 31, 2016, options to purchase 4,757,766 ordinary shares were outstanding under our option and incentive plans, having a weighted average exercise price of NIS 36.28 per share, of which, options to purchase 2,937,506 ordinary shares were exercisable. An additional 1,351,207 ordinary shares remained available for future grant under our option and incentive plans (all of which are available under our 2013 Plan) as of that date.

On January 12, 2015, following our board's approval to increase the pool of options available for issuance under our 2013 Plan by 1,000,000 ordinary shares, we filed a registration statement on Form S-8 to register the offer and issuance of those shares.  On May 5, 2015, following our board's approval to further increase the pool of options available for issuance under our 2013 Plan by an additional 2,000,000 ordinary shares, we filed an additional registration statement on Form S-8 to register the offer and issuance of those additional shares.

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

The 2013 Plan also permits us to grant options to U.S. residents.  Under an addendum to the 2013 Plan, or the U.S. Addendum, that our shareholders approved at a special general meeting of our shareholders on March 15, 2016 following adoption by our board in March 2015, the board may grant options to U.S. residents to purchase ordinary shares, in accordance with the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code.

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

Our two external directors, who serve for terms of three years each, may be elected for an unlimited number of additional three-year terms (beyond their initial three year terms) under certain circumstances (as described under “—External Directors” below). External directors may be removed from office only under the limited circumstances (as described under “—External Directors” below) set forth in the Companies Law. See “—External Directors.”

Our chairman of the board, Mr. Martin Gerstel, was initially appointed to our board of directors on February 10, 2004. Our external directors, Dr. Michael Anghel and Dr. Kinneret Livnat Savitsky, were initially appointed to our board of directors on September 17, 2007 and September 17, 2010, respectively. Our other directors, Mr. Ziv Kop, Dr. Adina Makover, Mr. Akiva Mozes, Mr. Leon Recanati and Dr. Simcha Sadan, were initially appointed to our board of directors on January 12, 2014, February 5, 2003, March 11, 2014, March 1, 2005 and February 8, 2006, respectively. The term of service of our external directors will expire on September 17, 2016 and the term of service of all of our other directors will expire on our 2016 annual general meeting.

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

External Directors

General Rules

Under the Companies Law, the board of directors of a company whose shares are publicly traded is required to include at least two members who qualify as external directors. The qualifications of an “external director,” as detailed below, are mandated statutorily by the Companies Law, and are distinguishable in certain ways from the criteria for serving as an “independent director” under the Listed Company Manual. The terms of service of external directors, as characterized by the unique duration of their term of office, the special majority required for their election, the regulation of their compensation and their required service on board committees (in each case, as described below), are each mandated by the Companies Law. While these terms are paralleled in certain instances by corresponding service conditions applicable to independent directors under the Listed Company Manual and our articles of association, the details of those conditions often differ. Dr. Michael Anghel and Dr. Kinneret Livnat Savitsky qualify and currently serve as our external directors. The principal requirements with respect to external directors are set forth below.

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

After an initial term of three years, external directors may be re-elected to serve in that capacity for up to two additional terms of three years each, and for a company such as ours with shares listed on the NYSE, for an unlimited number of additional three-year terms, subject to certain requirements set forth in the Companies Law and the regulations promulgated thereunder.

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

Pursuant to the regulations promulgated under the Companies Law, a person may be appointed as an external director only if he or she either has professional qualifications or has accounting and financial expertise (as defined in those regulations). In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise and the board is required to determine the minimum number of board members who are required to possess accounting and financial expertise. In determining the number of directors required to have such expertise, the members of our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that at least one of our directors must possess accounting and financial expertise. In this regard, our board of directors has determined that one of our current external directors, Dr. Michael Anghel, possesses “accounting and financial” expertise, while the other external director, Dr. Kinneret Livnat Savitsky, possesses “professional qualifications”.

Newly Adopted Exemption

Very recently, the Israeli Justice Ministry has adopted new regulations that exempt a company such as ours from the requirement to appoint external directors as well as from the Companies Law requirements as to composition of the audit and compensation committees. In order to qualify for the exemption and elect to be governed thereby, a company must be traded on one of a number of foreign stock exchanges (which include the NYSE) and must lack a controlling shareholder (as defined under the Companies Law).  If electing to be governed by this exemption, a company needs to comply with the board independence and audit and compensation committee composition requirements of the stock exchange on which the company’s shares are listed for trading.

We may elect to avail ourselves of these leniencies. Any such election will not be irrevocable.

Directors’ Service Contracts

There are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company.

Audit Committee

Our audit committee consists of Dr. Michael Anghel, Dr. Simcha Sadan and Dr. Kinneret Livnat Savitsky. Dr. Michael Anghel serves as the Chairman of the audit committee.

Listing Requirements as to Composition

Under the Listed Company Manual, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and at least one of whom has accounting or related financial management expertise.

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

Companies Law Requirements as to Composition

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, and a majority of its members must be unaffiliated directors. An unaffiliated director is an external director or a director who is appointed or classified as such, and who meets the qualifications of an external director (other than the professional qualifications/accounting and financial expertise requirement), whom the audit committee has confirmed to meet the external director qualifications, and who has not served as a director of the company for more than nine consecutive years (with any period of up to two years during which such person does not serve as a director not being viewed as interrupting a nine-year period). For Israeli companies traded on certain foreign stock exchanges, including NYSE, a director who qualifies as an independent director in accordance with the rules of such stock exchange, such as the Listed Company Manual, may also be deemed by the company's audit committee to be an unaffiliated director under the Companies Law provided that certain conditions set forth in the Companies Law are met. Generally, such person may not exceed the nine-year limitation described above. However, a director of an Israeli company traded on such foreign stock exchange may nevertheless continue to be considered an unaffiliated director for unlimited additional periods of three years each, subject to certain conditions set forth in the Companies Law. Dr. Michael Anghel and Dr. Kinneret Livnat Savitsky, our external directors, are also unaffiliated directors.

The audit committee may not include the chairman of the board, any director employed by the company or who regularly provides services to the company (other than as a board member), a controlling shareholder or any relative of the controlling shareholder, or any person who is affiliated with the controlling shareholder. The chairman of the audit committee must be an external director.

Audit Committee Role

Our board of directors (following the approval by our audit committee) has adopted an audit committee charter setting forth the required composition, meeting procedures and other matters related to the terms of operation of the committee. The charter also describes the responsibilities of the audit committee consistent with the rules of the SEC and the Listed Company Manual, which include, among others:

▪	retaining and terminating the services of our independent auditors, subject to the approval of the board of directors and shareholders;

▪	pre-approval of audit and non-audit services to be provided by the independent auditors;

▪	reviewing with management and our independent directors our financial reports prior to their submission to the SEC; and

▪	approval of certain transactions with office holders and other related-party transactions.

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

Compensation and Nominating Committee

Our compensation and nominating committee consists of Dr. Michael Anghel, Mr. Ziv Kop, Dr. Adina Makover, and Dr. Kinneret Livnat Savitsky. Dr. Livnat Savitsky serves as the Chairman of the committee.

Listing Requirements as to Composition

Under the Listed Company Manual, we are required to maintain a compensation committee consisting of at least two independent directors (as defined under the Listed Company Manual). Each compensation committee member must furthermore be deemed by our board of directors to be independent under Rule 10C-1 of the Exchange Act, which requires (among other things) that our board consider the source of each such committee member’s compensation in considering whether he or she is independent.

Companies Law Requirements as to Composition

Under the Companies Law, we are required to maintain a compensation committee of at least three directors, which must include both external directors and which must generally consist of a majority of unaffiliated directors (an external director is considered unaffiliated under the Companies Law). The compensation of each member of the compensation committee who is not an external director may not exceed that of the external directors.

The compensation committee may not include the chairman of the board, any director employed by the company or who regularly provides services to the company (other than as a board member), a controlling shareholder or any relative of the controlling shareholder, or any person who is affiliated with the controlling shareholder. The chairman of the compensation committee must be an external director.

Compensation and Nominating Committee Role

Our board of directors (following approval by our compensation and nominating committee) has adopted a compensation and nominating committee charter setting forth the required composition, meeting procedures and other matters related to the terms of operation of the committee. The charter also describes the responsibilities of the committee consistent with the Listed Company Manual and the Companies Law, which include, among others:

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

▪	reviewing and approving the granting of options and other incentive awards; and

▪	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

▪	advising our board of directors in selecting individuals who are best able to fulfill the responsibilities of a director or executive officer of our company.

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

We adopted the Compensation Policy for Officers of Evogene Ltd. upon the recommendation of our compensation and nominating committee and our board of directors. Our shareholders approved this policy at the special general meeting of shareholders held in March 2014. In May 2015, following approval by our compensation committee and board of directors, our 2015 annual general meeting of our shareholders approved an amendment to our compensation policy, providing for differentiated compensation for an active chairman of the board. For additional information, see “Item 6.B. Compensation—Compensation of Officers and Directors—Directors Compensation.”

Compensation of Directors and Officers

Under the Companies Law, the compensation of each of our directors and our Chief Executive Officer requires the approval of our compensation and nominating committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of our shareholders at a general meeting (in the case of a company’s chief executive officer, the shareholder approval must include the special majority described under “—Exculpation, Insurance and Indemnification of Office Holders” below. The compensation of any other office holder (who is neither a director nor our Chief Executive Officer), if consistent with our compensation policy, requires the approval of our compensation and nominating committee, followed by our board of directors. Compensation of any such office holder that deviates from our compensation policy also requires shareholder approval. External directors are entitled to remuneration subject to the provisions and limitations set forth in the regulations promulgated under the Companies Law. For additional information, see “Item 6.B. Compensation—Compensation of Officers and Directors.”

Leniency Allowing Combining of Audit and Compensation and Nominating Committees

Under leniencies recently adopted by the Israeli Securities Authority, a company may have in place only one board committee that serves the required functions of each of the audit and compensation committees under Israeli law.

Corporate Development Committee

Our board of directors has formed a corporate development committee (replacing our former finance committee), of which Mr. Martin Gerstel, Mr. Akiva Mozes, Mr. Leon Recanati and Dr. Simcha Sadan serve as members. The corporate development committee assists our board of directors in fulfilling its oversight responsibilities across the principal areas of corporate development for our company and its subsidiaries. This committee may also assist the board by reviewing such matters as corporate and division strategy and M&A opportunities and making recommendations for consideration by our board of directors.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee (subject to the limits imposed by the Companies Law on who may be appointed as an internal auditor). Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, an affiliate, or a relative of an office holder or affiliate, and may not be the company’s independent accountant or its representative.

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

We have entered into agreements with each of our directors and executive officers with the exception of (as of the current time) our new Chief Financial Officer, Eyal Leibovitz. Each such agreement exculpates our director or officer, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

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

D.           Employees

The number of full-time employees we employed as of December 31, 2013, 2014 and 2015, was 192, 207 and 210, respectively. Until 2015, all of our employees were based in Israel. Beginning in 2015, we have full-time employees of our U.S. subsidiary, Evogene Inc., who are based at our U.S. research and development site in St. Louis, Missouri.  Besides the full-time employees whom we employed in Israel, as of December 31, 2015 (who are reflected in the below table), as of that date, we also had 48 hourly, part-time employees who are based in Israel. The following table shows the breakdown of our full-time workforce as of December 31, 2015:

	As of December 31, 2015
Department	Evogene Ltd. (Israel)	Evogene Inc. (U.S.)	Total
Executive Management	8	-	8
Crop Enhancement	24	-	24
Crop Protection	20	6	26
Evofuel	10	-	10
Technology Platform	113	-	113
General and administrative	28	1	29
Total	203	7	210

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

None of our employees are represented by a labor union or covered under a collective bargaining agreement. We have never experienced any employment-related work stoppages and believe our relationships with our employees are good.

The employees of our U.S. subsidiary are subject to the U.S. labor laws and have insurances coverage, health benefits and plans, such as (i) medical and dental care; (ii) long term disability protection plans; (iii) life insurance; and (iv) 401k savings plan.

Our staff possesses multidisciplinary and wide-ranging expertise, with employees specializing in biology, chemistry, plant genetics, agronomics, mathematics, computer science and other related fields. Additionally, 59 of our employees hold a Ph.D.

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to the table in “Item 7.A. Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2016 by:

▪	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

▪	each of our directors and executive officers individually; and

▪	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of March 31, 2016, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 25,436,862 ordinary shares outstanding as of March 31, 2016. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws.

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

	Shares Beneficially Held
Name of Beneficial Owner	Number		Percentage of Class
Principal Shareholders
Entities affiliated with Psagot Investment House Ltd. (1)	2,368,318		9.3%
Monsanto Company (2)	1,636,364		6.4%
Entities affiliated with Waddell & Reed Financial, Inc. (3)	3,220,797		12.7%
Entities affiliated with Migdal Insurance & Financial Holdings Ltd. (4)	2,127,548		8.4%
Entities affiliated with Harel Insurance, Investments & Financial Services Ltd. (5)	1,444,556		5.7%
Entities affiliates with The Phoenix Holding Ltd. (6)	1,296,561		5.1%

Executive Officers and Directors
Ofer Haviv	670,313	(7)	2.6%
Ido Dor	52,154	(8)	*
Dr. Eyal Emmanuel	106,108	(9)	*
Assaf Kacen	184,885	(10)	*
Dr. Hagai Karchi	391,535	(11)	1.5%
Eran Kosover	34,370	(12)	*
Eyal Leibovitz	0		*
Assaf Oron	106,250	(13)	*
Martin S. Gerstel	412,756	(14)	1.6%
Dr. Michael Anghel	21,250	(15)	*
Ziv Kop	5,625	(16)	*
Dr. Adina Makover	18,924	(17)	*
Akiva Mozes	5,000	(18)	*
Leon Y. Recanati	863,235	(19)	3.4%
Dr. Simcha Sadan	58,525	(20)	*
Dr. Kinneret Livnat Savitsky	13,750	(21)	*
All directors and executive officers as a group (16 persons)	2,944,680		11.6%
_______________________________
*	Less than 1%.

(1)
This information is based upon a Schedule 13G/A filed by Psagot Investment House Ltd. with the SEC on February 16 2016. These ordinary shares are held for members of the public through, among others, portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., and provident funds and pension funds managed by Psagot Provident Funds and Pension Ltd., according to the following segmentation: (i) 730,956 ordinary shares beneficially owned by portfolio accounts managed by Psagot Securities Ltd.; (ii) 583,523 ordinary shares beneficially owned by Psagot Exchange Traded Notes Ltd.; (iii) 120,742 ordinary shares beneficially owned by mutual funds managed by Psagot Mutual Funds Ltd. (of this amount, 11,929 ordinary shares may also be considered beneficially owned by Psagot Securities Ltd., but are not included in the shares beneficially owned by Psagot Securities Ltd.); (iv) 927,700 ordinary shares beneficially owned by provident funds managed by Psagot Provident Funds and Pension Ltd; and (v) 5,395 ordinary shares beneficially owned by managed savings managed by Psagot Insurance Company Ltd. Each of the foregoing companies is a wholly-owned subsidiary of Psagot Investment House Ltd. The subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of owners of the portfolio accounts, holders of the exchange-traded notes, or for the benefit of the members of the mutual funds, provident funds, or pension funds, as the case may be. The principal address of Psagot Investment House Ltd. is 14 Ahad Ha’am Street, Tel Aviv 65142, Israel.

(2)
This information is based upon a Schedule 13G/A filed by Monsanto Company with the SEC on February 12, 2016. Monsanto Company is a Delaware corporation and is listed on the NYSE and possesses voting and dispositive investment power over these ordinary shares. The principal address for Monsanto Company is 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, USA.

(3)
This information is based upon a Schedule 13G/A filed jointly with the SEC on February 12, 2016 by (i) Waddell & Reed Financial, Inc., or “WRF”; (ii) Waddell & Reed Financial Services, Inc., or “”WRFSI”, a subsidiary of WRF; (iii) Waddell & Reed Inc., or “WRI”, a broker-dealer and subsidiary of WRFSI; (iv) Waddell & Reed Investment Management Company, or “WRIMCO”, an investment advisory subsidiary of WRI; and (v) Ivy Investment Management Company, or “IICO”, an investment advisory subsidiary of WRF. According to this Schedule 13G filed with the SEC on February 12, 2016, the investment advisory contracts grant IICO and WRIMCO investment power over securities owned by their advisory clients and the investment sub-advisory contracts grant IICO and WRIMCO investment power over securities owned by their sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO and/or WRIMCO may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 of the Exchange Act. These ordinary shares are held according to the following segmentation with direct or indirect voting and dispositive power as indicated: WDR: 3,220,747 (indirect); WRFSI: 1,330,502 (indirect); WRI: E1,330,502 (indirect); WRIMCO: 1,330,502 (direct); and IICO: 1,890,295 (direct). The principal address for these entities is 6300 Lamar Avenue, Overland Park, KS 66202.

(4)
This information is based upon a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd., or “Migdal”, with the SEC on February 10, 2016. According to this Schedule 13G, 2,127,548 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following segmentation: (i) 1,113,585 ordinary shares are held by Profit participating life assurance accounts; (ii) 769,547 ordinary shares are held by Provident funds and companies that manage provident funds and (iii) 115,035 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Finally, 129,381 ordinary shares are beneficially held for their own account (Nostro account). The principal address of Migdal is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

(5)
This information is based upon a Schedule 13G/A filed by Harel Insurance Investments & Financial Services Ltd., or “Harel”, with the SEC on January 10, 2016. According to this Schedule 13G/A (i) 1,374,430 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Harel, (ii) 66,653 ordinary shares are held by third party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 473 ordinary shares are beneficially held for Harel's own account (Nostro account). The principal address of Harel is Harel House, 3 Abba Hillel Street, Ramat Gan 52118, Israel.

(6)
This information is based upon a Schedule 13G filed with the SEC on June 9, 2015 jointly by (i) Itzhak Sharon (Tshuva); (ii) Delek Group Ltd. and (iii) The Phoneix Holding Ltd. According to this Schedule 13G, 1,296,561ordinary shares are held by various direct or indirect, majority or wholly-owned subsidiaries of the Phoneix Holding Ltd. (the “Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd. The majority of Delek Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itzhak Sharon (Tshuva) though private companies wholly-owned by him, and the remainder is held by the public. The principal address of the Phoenix Holding Ltd. is 53, Derech Hashalom, Givataim, 53454, Israel.  The address of Itzhak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7, Giborei Israel Street, P.O.B 8464, Netanya, 42504, Israel.

(7)
Consists of 670,313 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 31, 2016, of which, options to purchase 130,000 ordinary shares expire on June 11, 2017, options to purchase 150,000 ordinary shares expire on August 24, 2019, options to purchase 200,000 ordinary shares expire on June 19, 2020, options to purchase 147,813 ordinary shares expire on July 17, 2023 and options to purchase 42,500 ordinary shares expire on March 22, 2025. The weighted average exercise price of these options is NIS 28.98.

(8)
Consists of 52,154 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 31, 2016. The weighted average exercise price of these options is NIS 35.

(9)
Consists of 106,108 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 31, 2016. The weighted average exercise price of these options is NIS 43.81.

(10)
Consists of 184,885 ordinary shares issuable upon exercise of options that which are currently exercisable or exercisable within 60 days of March 31, 2016. The weighted average exercise price of these options is NIS 35.80.

(11)
Includes 391,535 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 31, 2016, of which, options to purchase 35,000 ordinary shares expire on June 11, 2017, options to purchase 60,000 ordinary shares expire on August 24, 2019, options to purchase 125,000 ordinary shares expire on June 19, 2020, options to purchase 68,750 ordinary shares expire on July 15, 2023, and options to purchase 22,500 ordinary shares expire on March 22, 2025. The weighted average exercise price of these options is NIS 30.67.  Also includes 90,000 ordinary shares held by Dr. Karchi.

(12)
Consists of 34,370 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 31, 2016. The weighted average exercise price of these options is NIS 47.84.

(13)
Consists of 106,250 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 31, 2016. The weighted average exercise price of these options is NIS 45.47.

(14)
Includes 63,750  ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 31, 2016, of which, options to purchase 37,500 ordinary shares expire on June 11, 2017, options to purchase 7,500 ordinary shares expire on July 20, 2018, options to purchase 5,000 ordinary shares expire on April 9, 2020, options to purchase 5,000 ordinary shares expire on June 11, 2020, options to purchase 3,750 ordinary shares expire on September 17, 2021, and options to purchase 3,750 ordinary shares expire on June 11, 2022 . The weighted average exercise price of these options is NIS 16.24. Also includes 349,006 ordinary shares consisting of: (a) 133,815 ordinary shares held by Martin Gerstel and (b) 215,191 ordinary shares held by Shomar Corporation over which Martin Gerstel and his wife Mrs. Shoshana Gerstel possess voting and investment power.

(15)	Consists of 21,250 ordinary shares which are currently exercisable or exercisable within 60 days of March 31, 2016. The weighted average exercise price of these options is NIS 18.34.

(16)
Consists of 5,625 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 31, 2016. The weighted average exercise price of these options is NIS 71.05.

(17)
Includes 17,500 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 31, 2016. The weighted average exercise price of these options is NIS 21.16. Also includes 1,424 ordinary shares held by Dr. Makover.

(18)
Consists of 5,000 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 31, 2016. The weighted average exercise price of these options is NIS 71.05.

(19)
Includes 24,375 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of , 2016, of which, options to purchase 12,500 ordinary shares expire on 12,500 ordinary shares expire on June 11, 2017, options to purchase 2,500 ordinary shares expire on July 20, 2018, options to purchase 2,500 ordinary shares expire on April 9, 2020, options to purchase 2,500 ordinary shares expire on June 11, 2020, options to purchase 1,875 ordinary shares expire on September 17, 2021, and options to purchase 1,875 ordinary shares expire on June 11, 2022 . The weighted average exercise price of these options is NIS 17.99.  Also includes 838,859 ordinary shares held by Mr. Recanati.

(20)
Includes 24,375 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 31, 2016. The weighted average exercise price of these options is NIS 17.99. Also includes 34,150 ordinary shares, held by S.M.B. Ltd., over which Dr. Sadan possesses voting and investment power.

(21)
Consists of 13,750 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 31, 2016. The weighted average exercise price of these options is NIS 31.55.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2015, there were increases in the percentage ownership of entities affiliated with Waddell & Reed Financial, Inc. (from 12.07% to 12.66%) while there were decreases in the percentage ownership of other of our major shareholders, including (x) entities affiliated with Migdal Insurance & Financial Holdings Ltd. (from 8.50% to 8.36%), (y) the entities affiliated with Psagot Investment House Ltd. (from 9.76% to 9.31%) and (z) Monsanto Company (from 6.45% to 6.43%).

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

Record Holders

As of March 31, 2016, all of our ordinary shares held of record in the United States, representing 22.60% of our total number of outstanding ordinary shares, were registered in the name of one record shareholder—Cede & Co., as nominee for the Depository Trust Company. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, nor is it representative of where such beneficial holders reside, since the shares held in the name of Cede & Co. are listed for trading on the NYSE and are beneficially owned by a wide range of underlying beneficial shareholders who hold their shares in “street name.”  In particular, we are aware, based on public filings, that two of our principal beneficial shareholders, Monsanto Company and Waddell & Reed Financial, Inc, who together held 19.1% of our outstanding ordinary shares, have addresses in the United States.

B.           Related Party Transactions

Except as described below or elsewhere in this annual report, since January 1, 2015, we have had no transaction, nor do we have any presently proposed transaction, and neither we nor our subsidiaries have had any loan, nor do we or our subsidiaries have any presently proposed loan, involving any related party described in Item 7.B of Form 20-F promulgated by the SEC.

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

Options

See “Item 6.B. Compensation—Option Plans”.

Indemnification Agreements

Our articles of association allow us to indemnify and insure our office holders for any liability imposed on them as a consequence of an act which was performed by virtue of being an office holder. They also allow us to exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care. In furtherance of such allowance we have entered into agreements with each of our directors and executive officers (with the exception, as of the current time, of our newly appointed Chief Financial Officer, Mr. Eyal Leibovitz) exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. See “Item 6.C. Board Practices—Exculpation, Insurance and Indemnification of Office Holders.”

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Consolidated financial statements

We have appended our consolidated financial statements at the end of this annual report, starting at page F-2, as part of this annual report.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are currently not involved in any pending or contemplated legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations. We may become involved in material legal proceedings in the future. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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

In addition, the distribution of dividends may be limited by Israeli law, which permits the distribution of dividends only out of distributable profits. See “Item 10.B. Memorandum and Articles of Association—Dividend and Liquidation Rights.” In addition, if we pay a dividend out of income derived during the tax exemption period from the portion of the company’s facilities that have been granted Approved Enterprise status, we may be required to recapture the deferred corporate tax with respect to the amount distributed. See “Item 10.E. Taxation—Israeli Tax Considerations and Government Programs—Law for the Encouragement of Capital Investments, 5719-1959.” (check also with the tax part).

B.           Significant Changes

No significant changes have occurred since December 31, 2015, except as otherwise disclosed in this annual report.

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

	Tel Aviv Stock Exchange				New York Stock Exchange
	NIS		U.S.$		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low	High	Low
Annual:
2016 (up to March 31, 2016)	32.72	23.48	8.30	6.04	8.42	5.95
2015	41.17	24.90	10.45	6.42	10.42	6.50
2014	69.82	34.12	20.10	8.81	19.91	8.74
2013	68.80	36.34	19.62	9.73	19.99	16.74
2012	39.00	29.58	10.31	7.43	—	—
2011	42.40	25.20	12.02	7.10	—	—
Quarterly:
First Quarter 2016	32.72	23.48	8.30	6.04	8.42	5.95
Fourth Quarter 2015	33.62	24.90	8.66	6.42	9.04	6.50
Third Quarter 2015	35.90	30.91	9.38	7.97	9.34	8.17
Second Quarter 2015	40.07	33.15	10.15	8.72	10.26	8.70
First Quarter 2015	41.17	32.49	10.45	8.28	10.42	8.20
Fourth Quarter 2014	48.77	34.12	13.38	8.81	13.09	8.74
Third Quarter 2014	55.01	43.52	16.06	12.32	16.16	12.45
Second Quarter 2014	68.08	55.57	19.61	16.15	19.25	16.28
First Quarter 2014	69.82	61.62	20.10	17.66	19.91	17.41
Most Recent Six Months:
March 2016	28.14	25.04	7.23	6.54	7.41	6.47
February 2016	27.62	23.48	7.07	6.04	7.14	5.95
January 2016	32.72	25.82	8.30	6.52	8.42	6.46
December 2015	33.62	24.90	8.66	6.42	9.04	6.50
November 2015	29.41	25.37	7.61	6.52	7.50	6.55
October 2015	33.20	29.89	8.62	7.70	8.61	7.51

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

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association, our directors, other than external directors, are elected at each annual general meeting of the shareholders, upon expiration of the term of office, by the holders of a simple majority of our ordinary shares present in person or by proxy at such meeting (excluding abstentions). As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors, subject to the special approval requirements for external directors described under “Item 6.C. Board Practices—External Directors.” Vacancies on our board of directors, resulting from a resignation or other termination of service by a then serving director, may be filled by a vote of a simple majority of the directors then in office as described under “Item 6.C. Board Practices—Board of Directors.” For additional information regarding the election of and voting by directors, please refer to “Item 6.C. Board Practices—Board of Directors.”

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

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro-rata basis. Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. See “Item 8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

Shareholder Meetings

Under the Companies Law, we are required to convene an annual general meeting of our shareholders once every calendar year, not more than 15 months following the preceding annual general meeting. Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of two directors or one quarter of the members of our board of directors, or at the request of one or more holders of 5% or more of our share capital and 1% of our voting power, or the holder or holders of 5% or more of our voting power. All shareholder meetings require prior notice of at least 21 days and, in certain cases, 35 days. The chairperson of our board of directors or another one of our directors authorized by our board of directors presides over our general meetings. If either of such persons is not present within 15 minutes from the appointed time for the commencement of the meeting, the directors present at such meeting shall appoint one of our directors as the chairperson for such meeting, and if they fail to do so, then the shareholders present shall appoint one of our directors to act as chairperson, and if no director is present, then one of the shareholders present at such meeting shall act as chairperson. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, only shareholders of record on a date decided upon by the board of directors, which may be between four and 40 days prior to the date of the meeting (depending on the type of meeting and whether written proxies are being used) are entitled to participate and vote at general meetings of shareholders.

Quorum

Under our articles of association, the quorum required for a meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of our voting power. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place (without requirement of additional notification to the shareholders), or to a later time, if indicated in the notice to the meeting or to such other time and place as determined by the board of directors in a notice to our shareholders. At the reconvened meeting, if a quorum is not present within half an hour from the appointed time for the commencement of the meeting, the meeting will take place so long as at least one shareholder is present (regardless of the voting power held or represented by any such shareholder(s)), unless the meeting was called pursuant to a request by our shareholders, in which case the quorum required is the number of shareholders required to call the meeting as described under “—Shareholder Meetings” above.

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

For purposes of the shareholder vote, unless a court rules otherwise, if one of the merging companies (or any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of one of the merging companies) holds shares in the other merging company, the merger will not be deemed approved if a majority of the shares voted at the shareholders meeting by shareholders other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described above under “Item 6.C. Board Practices—Approval of Related Party Transactions under Israeli Law—Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions”).

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

Other than as described in other parts of this annual report, we have no other material contracts to which we were party during the last two years.

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

This section discusses the material Israeli income tax consequences concerning the ownership and disposition of our ordinary shares purchased by investors in our U.S. initial public offering. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Because parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

Taxation of Our Non-Israeli Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Generally, a non-Israeli resident (whether individual or corporation) who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel should be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel and that such shareholder is not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Additionally, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

A sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax unless, among other things, (i) the capital gain arising from the disposition can be attributed to a permanent establishment of the shareholder which is maintained in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year. In each case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the United States resident would be permitted to claim a credit for the Israeli tax against the United States federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

In some instances, where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.  Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30% or 15% if the dividend is distributed from income attributed to an Approved Enterprise or Beneficiary Enterprise (and 20% with respect to Preferred Enterprise). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Dividends paid on publicly traded shares, which are registered with and held by a nominee company, to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25% (whether the recipient is a “substantial shareholder” or not), unless a lower rate is provided under an applicable tax treaty between Israel and the shareholder’s country of residence and provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise, or a Beneficiary Enterprise (and 20% if the dividend is distributed from income attributed to a Preferred Enterprise), unless a reduced tax rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

In this regard, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise or a Beneficiary Enterprise, that are paid to a United States corporation holding at least 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise are subject to withholding tax at the rate of 15% for such a United States corporate shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.  United States residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for Untied States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not derived from a business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 810,720 for 2015, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. For publicly traded corporations, the PFIC asset test described above is applied using the fair market value of the non-U.S. corporation’s assets. For purposes of a the PFIC asset test, a publicly traded non-U.S. corporation may treat the aggregate fair market value of its assets as being equal to the sum of the aggregate value of its outstanding stock (“Market Capitalization”) and the total amount of its liabilities. We intend to take the position that the excess of our Market Capitalization plus liabilities over the book value of all of our assets may generally be treated as attributable to non-passive asset. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

Based on certain estimates of our gross income and gross assets and the nature of our business, we do not believe that we were classified as a PFIC for the taxable year ending December 31, 2015; however, because this determination relies on certain assumptions about the value and composition of our income and assets, there can be no assurances that the IRS will agree with our determination and will not successfully assert that we were a PFIC in 2015. Furthermore, because PFIC status is based on our income, assets and activities for the entire taxable year, and our Market Capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2016 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually after the close of each taxable year based on tests which are factual in nature, and our status in future years will depend on our income, assets, activities and Market Capitalization in those years. In addition, because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, because the value of our gross assets is likely to be determined in large part by reference to the market prices of our securities, and because our Market Capitalization is currently below the level necessary to avoid PFIC status for 2016, there is substantial risk we will be classified as a PFIC for the 2016 taxable year. Thus, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder owns ordinary shares, we will generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder owns such ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to such ordinary shares. If such election is made, the U.S. Holder will be deemed to have sold the ordinary shares it holds at their fair market value and any gain from the deemed sale would be subject to the rules described in the following paragraph. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of such ordinary shares. U.S. Holders are strongly urged to consult their tax advisors as to the possibility and consequences of making a deemed sale election if we were to become and then cease to be a PFIC, and such election becomes available.

If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income (even if you hold the ordinary shares as capital assets) and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, then in lieu of being subject to the tax and interest charge rules discussed above, a U.S. Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such ordinary shares are “regularly traded” on a “qualified exchange.” In general, our ordinary shares will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of our ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year. Our ordinary shares are listed, and we expect them to continue to be listed for the foreseeable future, on the New York Stock Exchange, which is a qualifying exchange for this purpose. However, no assurance can be given that our ordinary shares will continue to be regularly traded on a “qualified exchange” for purposes of the mark-to-market election. In addition, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules discussed above with respect to such holder’s indirect interest in any investments we hold that are treated as an equity interest in a PFIC for United States federal income tax purposes.

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

In certain circumstances, a U.S. equity holder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, a U.S. Holder may make a qualified electing fund election with respect to the ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations.

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

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates, inflation, and other risks. We regularly assess the risks to minimize any adverse effects on our business. For sensitivity analysis of our exposure to foreign currency exchange fluctuations and changes in market prices of listed securities, see Note 13d to our consolidated financial statements as of and for the year ended December 31, 2015 included elsewhere in this annual report.

Foreign Currency Risk

Most of our revenues are denominated in U.S. dollars. In contrast, we incur expenses primarily denominated in NIS. As a result, any appreciation of the NIS relative to the U.S. dollar adversely impacts our profitability due to the portion of our expenses that are incurred in NIS. As of December 31, 2015, we did not have any hedge arrangements in place to protect against our exposure to foreign currency fluctuations. In the future we may enter into certain hedging transactions in order to decrease our foreign currency risk, however these transactions may not fully protect us from such risk.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Depreciation (Appreciation) of the NIS against the U.S. dollar (%) Based on Average of Daily Exchange Rates Throughout Year Compared to Previous Year
2015	8.6
2014	(0.9)
2013	(6.4)
2012	7.8
2011	(4.1)

Our exposure related to exchange rate changes on our net asset position denominated in currencies other than USD varies with changes in our net asset position. Net asset position refers to financial assets, such as trade receivables and cash and cash deposits, less financial liabilities, such as trade payable and other payables. The impact of any such transaction gains or losses is reflected in finance expenses or income. Our most significant exposure relates to a potential change in the exchange rates of the U.S. dollar and the NIS. Assuming a 10% decrease in the U.S. dollar relative to the NIS, and assuming no other change, our finance expenses would have increased by $0.4 million in 2015, increase by $0.3 million in 2014, and increase by $0.5 million in 2013 due to our negative current net asset position denominated in U.S. dollars in 2015, 2014 and 2013.

Commodity Price Risk

Operating in the agribusiness sector, changes in certain commodity prices may affect our reported operating results and cash flows. The budget for, and size of, research and development expenditures of our existing and potential collaborators may be reduced as a result of a decrease in commodity prices. For example, corn prices decreased from around US$7 per bushel in mid-2013 to less than US$4 per bushel in late 2014 and thereafter maintained that price level throughout 2015. Such developments may, in turn, adversely impact the size of the research payments that we may receive from these collaborators, as well as our ability to extend existing collaborations or enter into new ones. In addition, the prospects of our wholly owned subsidiary Evofuel will depend on biofuel and oil and natural gas prices. Further, the royalties we may receive from our collaborators on the sales and transfers of seeds containing the traits we develop could be affected by fluctuations in seed commodity prices. As of December 31, 2015, we did not have any hedge arrangements in place to protect our exposure to commodity price fluctuations.

Interest rate risk

We have a considerable investment in marketable securities that consist of corporate bonds and government treasury notes denominated in U.S. dollars. These investments expose us to the risk of interest rate fluctuations. An increase in U.S. interest rates could cause the fair value of these investments to decrease.

As of December 31, 2015 the fair value of these investments was $71.8 million. The potential loss in fair value from a hypothetical 0.5% increase in the interest rate would be approximately $1 million.

As of December 31, 2015, we did not have any hedge arrangements in place to protect our exposure to interest rate fluctuations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The effective date of the registration statement, File No. 333-191315, for our U.S. initial public offering of ordinary shares, par value NIS 0.02 per share, was November 20, 2013. The offering commenced on November 21, 2013 and was closed on November 26, 2013. Credit Suisse Securities and Deutsche Bank Securities acted as joint book-running managers for the offering, and Oppenheimer & Co. and Piper Jaffray & Co. acted as co-managers. We registered and sold 5,750,000 of our ordinary shares in our U.S. initial public offering. The aggregate offering price of the shares registered was approximately $84.8 million, as was the aggregate price of the shares sold. The total expenses of the offering, including underwriting discounts and commissions, were approximately $8 million. The net proceeds that we received from the offering were approximately $76.8 million.

A portion of the net proceeds from our U.S. initial public offering has been used to enhance our seed traits operation, to develop and expand our ag-chemicals operations, to further develop and commercialize our Evofuel activities, to develop our ag-biologicals operations, and to fund our working capital and capital expenditures. The balance is held in cash, short term deposit and marketable securities.

None of the net proceeds of our U.S. initial public offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2015. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2015, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system has been designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of our published consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). Based on such assessment, our management has concluded that, as of December 31, 2015, our internal control over financial reporting is effective based on those criteria.

(c)	Attestation Report of Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal controls over financial reporting because the JOBS Act provides us with an exemption from that requirement, as we qualify as an emerging growth company.

(d)	Changes in internal control over financial reporting

During the period covered by this annual report, no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act), have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Dr. Michael Anghel and Dr. Simcha Sadan qualifies as an audit committee financial expert, as defined by the rules of the SEC, and has the requisite financial experience required by the Listed Company Manual. In addition, each of Dr. Anghel and Dr. Sadan is independent, as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and in Section 303A.02 of the Listed Company Manual.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics and Proper Business Conduct applicable to our executive officers, directors and all other employees, which is a “code of ethics” as defined in this Item 16B of Form 20-F promulgated by the SEC. We have also implemented a training program for new and existing employees concerning our Code of Ethics and Proper Business Conduct. A copy of the code is delivered to every employee of Evogene Ltd. and all of its subsidiaries, and is available to investors and others on our website at http://investors.evogene.com/corporate-governance.aspx or by contacting our investor relations department. Information contained on, or that can be accessed through, our website does not constitute a part of this Form 20-F and is not incorporated by reference herein. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our Code of Ethics and Proper Business Conduct in 2015. We intend to disclose any amendments to, or waivers of, the Code of Ethics and Proper Business Conduct on our Web site.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services.

We paid or accrued the following fees for professional services rendered by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global and an independent registered public accounting firm, for the years ended December 31, 2015 and 2014:

	2015	2014
Audit Fees	$120,000	$140,000
Audit-Related Fees	-	-
Tax Fees	15,252	10,000
Total	$135,252	$150,000

“Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Audit-related fees” include consultations in the regular course of business.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually any specific audit and non-audit services, audit-related service and tax services that may be performed by our independent accountants. Pursuant to that policy, our audit committee pre-approved all fees paid to our auditors for the year ended December 31, 2015.

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

See the Index of Exhibits incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Evogene Ltd.
Date: April 25, 2016	By: /s/ Ofer Haviv Name: Ofer Haviv Title: President and Chief Executive Officer

ANNUAL REPORT ON FORM 20-F
INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
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
4.4.2
2015 U.S. Addendum to Evogene Ltd. 2013 Share Option Plan (incorporated by reference to Exhibit A to the proxy statement for Evogene’s special general meeting of shareholders held on March 15, 2016, annexed as Exhibit 99.1 to Evogene’s Report of Foreign Private Issuer on Form 20-F, furnished to the SEC on February 4, 2016)

4.5
Second Amended and Restated Collaboration Agreement, dated October 27, 2013, by and between Monsanto Company and Evogene Ltd., (incorporated by reference to Exhibit 10.1 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315)) †

4.6
Wheat Collaboration and License Agreement, dated December 10, 2010, by and between Bayer CropScience AG and Evogene Ltd., as amended on October 14, 2012 and on July 21, 2014 (incorporated by reference to Exhibits 10.6 and 10.7 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315)) †

4.7.1
Evogene Ltd. Officers’ Compensation Policy (incorporated by reference to Appendix A to Evogene’s proxy statement for its special general meeting of shareholders held on March 11, 2014, annexed as Exhibit 99.1 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on February 10, 2014)

4.7.2
Amendments to Evogene Ltd. Officers’ Compensation Policy (incorporated by reference to Appendix A to Evogene's proxy statement for its 2015 annual general meeting of shareholders held on May 5, 2015, annexed as Exhibit 99.2 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on March 31, 2015)

8.1	List of subsidiaries of the Registrant
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global

†  Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Evogene Ltd.

We have audited the accompanying consolidated statements of financial position of Evogene Ltd. (the "Company") and its subsidiaries as of December 31, 2015 and 2014 and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2015 and 2014 and the consolidated results of their operations, changes in their equity and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
April 25, 2016	A Member of Ernst & Young Global

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2015	2014

CURRENT ASSETS:
Cash and cash equivalents	7	$10,221	$5,213
Restricted cash		47	1,000
Marketable securities	8	71,807	80,040
Short-term bank deposits		18,603	30,046
Trade receivables		2,675	1,183
Other receivables	9	1,023	889

		104,376	118,371
LONG-TERM ASSETS:
Long-term deposits		22	21
Property, plant and equipment, net	10	8,197	8,812
Long-term investment	6	-	382

		8,219	9,215

		$112,595	$127,586
CURRENT LIABILITIES:
Trade payables		$1,771	$1,984
Other payables	11	3,049	3,854
Liabilities in respect of government grants	12	259	570
Deferred revenues	5	560	1,511

		5,639	7,919
LONG-TERM LIABILITIES:
Liabilities in respect of government grants	12	2,880	3,103
Deferred revenues	5	298	453
Severance pay liability, net	14	26	29

		3,204	3,585
SHAREHOLDERS' EQUITY:	17
Ordinary shares of NIS 0.02 par value: Authorized − 150,000,000 ordinary shares; Issued and outstanding –25,404,362 and 25,350,954 shares at December 31, 2015 and 2014, respectively		140	140
Share premium and other capital reserve		180,214	175,553
Accumulated other comprehensive loss		-	(222)
Accumulated deficit		(76,602)	(59,389)

		103,752	116,082

		$112,595	$127,586

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except share and per share data)

		Year Ended December 31,
	Note	2015	2014	2013

Revenues:
Research and development payments, including up-front payments		$10,956	$14,198	$15,028
Share purchase related revenues		173	313	2,553

Total Revenues		11,129	14,511	17,581

Cost of revenues	19a	8,255	9,709	10,114

Gross profit		2,874	4,802	7,467

Operating expenses:

Research and development, net	19b	14,449	14,022	11,107
Business development	19c	1,964	1,851	1,517
General and administrative	19d	4,382	4,185	3,564

Total operating expenses		20,795	20,058	16,188

Operating loss		(17,921)	(15,256)	(8,721)

Financing income	19e	2,571	2,242	1,179
Financing expenses	19e	(1,863)	(1,516)	(1,336)

Net loss		$(17,213)	$(14,530)	$(8,878)

Other comprehensive income (loss):
Loss from cash flow hedges		$(45)	$(222)	$-
Amounts transferred to the statement of profit or loss for cash flow hedges		267	-	-

Total comprehensive loss		$(16,991)	$(14,752)	$(8,878)

Basic and diluted net loss per share	20	$(0.68)	$(0.58)	$(0.45)

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Share capital	Share Premium and other capital reserve	Accumulated other comprehensive loss	Put Option	Accumulated Deficit	Total

Balance as of January 1, 2013	$102	$91,902	$-	$(7,764)	$(35,981)	$48,259

Net loss	-	-	-	-	(8,878)	(8,878)

Shares issued, net	32	76,764	-	-	-	76,796

Issuance and exercise of put options	-	(4,483)	-	7,764	-	3,281

Exercise of options	3	2,556	-	-	-	2,559

Share-based compensation	-	2,730	-	-	-	2,730

Balance as of December 31, 2013	$137	$169,469	$-	$-	$(44,859)	$124,747

Net loss	-	-	-	-	(14,530)	(14,530)

Exercise of options	3	2,854	-	-	-	2,857

Other comprehensive loss	-	-	(222)	-	-	(222)

Share-based compensation	-	3,230	-	-	-	3,230

Balance as of December 31, 2014	$140	$175,553	$(222)	$-	$(59,389)	$116,082

Net loss	-	-	-	-	(17,213)	(17,213)

Exercise of options	-	296	-	-	-	296

Other comprehensive income	-	-	222	-	-	222

Share-based compensation	-	4,365	-	-	-	4,365

Balance as of December 31, 2015	$140	$180,214	$-	$-	$(76,602)	$103,752

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year Ended December 31,
	2015	2014	2013

Cash flows from operating activities:

Net loss	$(17,213)	$(14,530)	$(8,878)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:

Depreciation and amortization	2,433	2,249	2,042
Share-based compensation	4,365	3,230	2,730
Financing expenses (income), net	(845)	(926)	157

	5,953	4,553	4,929
Changes in asset and liability items:

Decrease (increase) in trade receivables	(1,492)	730	(345)
Decrease (increase) in other receivables	(293)	58	(81)
Decrease (increase) in long term deposits	(1)	7	15
Increase (decrease) in trade payables	(68)	(267)	292
Increase (decrease) in other payables	(640)	(895)	940
Increase (decrease) in severance pay liability, net	(3)	10	8
Decrease in deferred revenues	(1,055)	(571)	(3,191)
Decrease in liabilities in respect of government grants	(284)	-	-

	(3,836)	(928)	(2,362)

Cash received during the year for:

Interest received	2,689	2,010	1,041

Net cash used in operating activities	(12,407)	(8,895)	(5,270)

Cash flows from investing activities:

Purchase of property, plant and equipment	(2,005)	(3,564)	(1,613)
Proceeds from sale of marketable securities	38,164	31,195	18,157
Purchase of marketable securities	(31,168)	(80,615)	(19,444)
Proceeds from (investment in) bank deposits, net	11,443	(30,046)	-
Decrease (increase) in restricted cash	953	(1,000)	-

Net cash provided by (used in) investing activities	17,387	(84,030)	(2,900)

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year Ended December 31,
	2015	2014	2013

Cash flows from financing activities:

Proceeds from issuance of shares, net	-	-	77,014
Proceeds from exercise of options	296	2,857	2,559
Proceeds from government grants (Note 12)	167	339	348
Repayment of government grants (Note 12)	(418)	(530)	(513)

Net cash provided by financing activities	45	2,666	79,408

Exchange rate differences - cash and cash equivalent balances	(17)	18	(46)

Increase (decrease) in cash and cash equivalents	5,008	(90,241)	71,192

Cash and cash equivalents, beginning of the year	5,213	95,454	24,262

Cash and cash equivalents, end of the year	$10,221	$5,213	$95,454

Significant non-cash activities:

Acquisition of property, plant and equipment	$349	$536	$299

Long term investments	$-	$-	$471

Issuance expenses	$-	$-	$218

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: –     GENERAL

a.
Evogene Ltd. together with its subsidiaries ("the Company" or "Evogene") is a leading biotechnology company for the improvement of crop productivity. The Company has developed a proprietary innovative technology platform, leveraging scientific understanding & computational technologies to harness agriculture ‘big data’ for developing improved seed traits, innovative ag-chemical products and novel ag-biological products.

In addition, the Company operates a seed business under our wholly owned subsidiary Evofuel Ltd., (“Evofuel”), currently focusing on the development of advanced high-yielding castor bean varieties that can serve as a second generation feedstock source for biofuel and other industrial uses.

The Company was founded in 1999 as a division of Compugen Ltd. and spun-off as an independent company in January 2002.

The Company’s securities are listed for trading on the Tel Aviv Stock Exchange (“TASE”) and the New York Stock Exchange (“NYSE”).

During November 2013, the Company completed initial public offering in the United States of 5,750,000 ordinary shares at the price to the public of $14.75 per share for total net proceeds of $76.8 million, net of issuance expenses.

b.
The Company principally derives its revenues from collaboration arrangements. Revenues from its major collaborators accounted together for 91%, 87% and 94% for the years ended December 31, 2015, 2014 and 2013, respectively. As to major customers, see Note 21(c). If a major customer decides to terminate its collaboration agreement with the Company, the Company may not be able to make up the lost revenue and this may have a material adverse effect on its results of operations.

c.	The Company has two fully owned subsidiaries –Evofuel and Evogene Inc.

Evogene Inc. was incorporated in Delaware, United States. Since 2015, Evogene Inc. is engaged in research and development and located in the Bio-Research and Development Growth (BRDG) Park, in St. Louis, Missouri, United States.

d.	Definitions

In these Financial Statements –

Subsidiary	- A company which the Company has a control over (as defined in IFRS 10) and whose financial statements are consolidated with the Company' Financial Statements.

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

The Company's financial statements have been prepared on a cost basis, except for: investment property and financial assets and liabilities (including derivatives) which are presented at fair value through profit or loss.

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

e.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty.

f.	Short-term deposits:

Short-term bank deposits are deposits with an original maturity of more than three months from the date of investment but less than one year and which do not meet the definition of cash equivalents. The deposits are presented according to their terms of deposit.

g.	Government grants:

Government grants received from the Office of the Chief Scientist in Israel ("OCS"), the Israel-U.S. Binational Industrial Research and Development Foundation ("BIRD") and the Canada-Israel Industrial Research and Development Foundation ("CIIRDF") are recognized upon receipt as a liability if future economic benefits are expected from the research project that will result in royalty-bearing sales.

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

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

	%	Mainly %

Laboratory equipment	10-33.33	15
Computers and peripheral equipment	33.33
Office equipment and furniture	6
Motor vehicles	15
Leasehold improvements	see below

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

Amortization expenses in respect of intangible assets in the statements of comprehensive loss for 2015, 2014 and 2013 totaled $0, $45 and $44, respectively. The expenses were included in research and development expenses.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following are the specific revenue recognition criteria which must be met before revenue is recognized:

-
Revenues from such agreements that do not contain a general right of return and are composed of multiple elements such as license, services, royalties and milestone events are allocated to the different elements and are recognized in respect of each element separately. An element constitutes a separate accounting unit if and only if it has a separate value to the customer. Revenue from each element is recognized when the criteria for revenue recognition have been met and only to the extent of the consideration that is not contingent upon completion or performance of future services in the contract.

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

2.	Financial liabilities at amortized cost:

Financial liabilities at amortized cost are initially recognized at fair value. Loans and other liabilities measured at amortized cost are presented less direct transaction costs.

After initial recognition, these loans and other liabilities are measured based on their terms at amortized cost less directly attributable transaction costs using the effective interest method.

EVOGENE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	Derecognition of financial instruments:

a)	Financial assets:

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

The Company entered into contracts for derivative financial instruments such as forward currency contracts to hedge risks associated with foreign exchange rate fluctuations.

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

The Company has several employee benefit plans:

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

The Company has defined contribution plans pursuant to section 14 to the Severance Pay Law under which the Company pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods.

Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee's services.

In respect of its severance pay obligation to certain of its employees, the Company makes current deposits in pension funds and insurance companies ("the plan assets"). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Company's own creditors and cannot be returned directly to the Company.

EVOGENE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 2: –     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Share-based payment transactions:

The Company's employees and consultants are entitled to remuneration in the form of equity-settled share-based payment transactions.

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model.

As for consultants, the cost of the transactions is measured at the fair value of the services received as consideration for equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award. The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for awards that do not ultimately vest.

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee or other service provider at the modification date.

t.	Earnings (loss) per share:

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

EVOGENE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-       SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUPMTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

In the process of applying the significant accounting policies, the Company has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

a.	Judgments:

Revenues:

The Company assesses the criteria for recognition of revenue related to up-front payments and multiple components as outlined by IAS 18, "Revenues". Judgment is necessary to determine over which period the Company will satisfy its obligations related to up-front payments and when components can be recognized separately and the allocation of the related consideration to each component.

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

In estimating the likelihood of outcome of legal claims filed against the Company, the company relies on the opinion of its legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

-	Determining the fair value of an unquoted financial assets:

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

NOTE 4:-      DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

a.	IFRS 15, "Revenue from Contracts with Customers":

In May 2014, the IASB issued IFRS 15 ("IFRS 15").

IFRS 15 replaces IAS 18, "Revenue", IAS 11, "Construction Contracts", IFRIC 13, "Customer Loyalty Programs", IFRIC 15, "Agreements for the Construction of Real Estate", IFRIC 18, "Transfers of Assets from Customers" and SIC-31, "Revenue - Barter Transactions Involving Advertising Services".

The IFRS 15 introduces a five-step model that will apply to revenue earned from contracts with customers:

Step 1: Identify the contract with a customer, including reference to contract combination and accounting for contract modifications.

Step 2: Identify the separate performance obligations in the contract

Step 3: Determine the transaction price, including reference to variable consideration, financing components that are significant to the contract, non-cash consideration and any consideration payable to the customer.

Step 4: Allocate the transaction price to the separate performance obligations on a relative stand-alone selling price basis using observable information, if it is available, or using estimates and assessments.

Step 5: Recognize revenue when the entity satisfies a performance obligation over time or at a point in time.

IFRS 15 is to be applied retrospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted. IFRS 15 allows an entity to choose to apply a modified retrospective approach, according to which IFRS 15 will only be applied in the current period presented to existing contracts at the date of initial application. No restatement of comparative periods is required.

EVOGENE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-       DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

The Company is evaluating the possible effects of IFRS 15. At this stage, the Company is unable to quantify the impact on the financial statements.

b.	IFRS 9, "Financial Instruments":

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

EVOGENE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-       DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

The Company believes that the amendments to IFRS 9 are not expected to have a material impact on the financial statements.

c.	Amendments to IAS 7, "Statement of Cash Flows", regarding additional disclosures of financial liabilities:

In January 2016, the IASB issued amendments to IAS 7, "Statement of Cash Flows", ("the amendments") which require additional disclosures regarding financial liabilities. The amendments require disclosure of the changes between the opening balance and the closing balance of financial liabilities, including changes from cash flows, changes arising from obtaining or losing control of subsidiaries, the effect of changes in foreign exchange rates and changes in fair value.

The amendments are effective for annual periods beginning on or after January 1, 2017. Comparative information for periods prior to the effective date of the amendments is not required. Early application is permitted.

The Company will include the necessary disclosures in the financial statements when applicable.

d.	IFRS 16, "Leases":

In January 2016, the IASB issued IFRS 16, "Leases" ("the new Standard"). According to the new Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

According to the new Standard:

•
Lessees are required to recognize an asset and a corresponding liability in the statement of financial position in respect of all leases (except in certain cases) similar to the accounting treatment of finance leases according to the existing IAS 17, "Leases".

•
Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a corresponding right-of-use asset. Lessees will also recognize interest and depreciation expenses separately.

•
Variable lease payments that are not dependent on changes in the Consumer Price Index ("CPI") or interest rates, but are based on performance or use (such as a percentage of revenues) are recognized as an expense by the lessees as incurred and recognized as income by the lessors as earned.

•
In the event of change in variable lease payments that are CPI-linked, lessees are required to remeasure the lease liability and the effect of the remeasurement is an adjustment to the carrying amount of the right-of-use asset.

EVOGENE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-       DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

•
The new Standard includes two exceptions according to which lessees are permitted to elect to apply a method similar to the current accounting treatment for operating leases. These exceptions are leases for which the underlying asset is of low value and leases with a term of up to one year.

•	The accounting treatment by lessors remains substantially unchanged, namely classification of a lease as a finance lease or an operating lease.

The new Standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted provided that IFRS 15, "Revenue from Contracts with Customers", is applied concurrently.

For leases existing at the date of transition, the new Standard permits lessees to use either a full retrospective approach, or a modified retrospective approach, with certain transition relief whereby restatement of comparative data is not required.

The Company is evaluating the possible effects of the new Standard. Since the Company's lease contracts are significant, the Company estimates that the adoption of the new Standard will have a material impact on the Company's assets and liabilities. However, at this stage, the Company is unable to quantify the impact on the financial statements.

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

Under the New Agreement, the collaboration period for yield and abiotic stress activities (i.e., the period of active computational discovery efforts, separate from validation efforts that may follow) was extended until the end of 2016. Furthermore, a new program has been added to the collaboration focusing on resistance to conditions of biotic stress in corn, for which the collaboration period, including validation efforts, is scheduled to expire in August 2019.

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

As Monsanto purchased the Company's securities in the context of the initial public offering in the United States, Monsanto's aggregate purchase amount of the PUT option was fully reduced and as such, the 2013 put option has expired.

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

The following table presents the various types of revenues recorded by the Company in connection with the agreements with Monsanto during all periods presented:

	Year ended December 31,
	2015	2014	2013

Periodic research and development payments	$8,500	$8,667	$8,400
Up-front payments	236	203	561
Allocated revenues from share purchase agreement and put option	(191)	(195)	2,010

Total	$8,545	$8,675	$10,971

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

The following table presents the various types of revenues recorded by the Company in connection with the agreements with Bayer during all periods presented:

	Year ended December 31,
	2015	2014	2013

Periodic research and development payments	$991	$3,131	$4,833
Up-front payments	195	297	322
Allocated revenues from share purchase agreement	364	508	543

Total	$1,550	$3,936	$5,698

NOTE 6: -      LONG-TERM INVESTMENT

On February 4, 2013, the Company signed an agreement with a private Israeli company, according to which the Company undertook to provide the private Israeli company with rights to use its greenhouses and facilities, including support for the private Israeli company's development process for the following consideration:

a.	15% of the private Israeli company’s shares on an outstanding basis. The shares are subject to reverse vesting over a period of 36 months.

b.	The Company also was granted with an anti-dilution option up to an aggregate investment of $4,000 in the private Israeli company.

c.	A three years access to the system being developed by the private Israeli company including an option to purchase the system for $200 which is exercisable over the term of the agreement.

The Company recorded as an investment the total value of the above three elements of the consideration amounting to $365, which was determined based on a third party valuation.

EVOGENE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: -      LONG-TERM INVESTMENT (Cont.)

The total consideration of $365 was deferred and was intended to be recognized over a period of 36 months. The investment in the private Israeli company was accounted for as an available for sale investment under the provisions of IAS 39 and accordingly changes in fair value were recorded in other comprehensive loss. Gains or losses from changes in fair value of the anti-dilution option and the option to purchase the system were intended to be recorded in profit or loss. The three elements are financial assets classified as level 3 in the fair value hierarchy in IFRS 13.

As of December 31, 2014, based on third party valuation, the total consideration amounts to $382. The fair value of the shares was determined using a DCF model.

In April 2015 the private Israeli company began a dissolution process as result of its insolvency and inability to pay back its debtors. Subsequently the Company recorded a full impairment of the investment in the amount of $382.

NOTE 7:-       CASH AND CASH EQUIVALENTS

	December 31,
	2015	2014

Cash for immediate withdrawal in NIS	$64	$164
Cash for immediate withdrawal in US$	2,604	3,819
Cash for immediate withdrawal in Euro and other currencies	227	116
Cash equivalents in NIS bank deposit (1)	26	1,114
Cash equivalents in US$ bank deposits (2)	7,300	-

	$10,221	$5,213

(1)	As of the reporting date, the NIS deposit bear annual interest of 0.08%. The deposit is for a period of one week.

(2)	As of the reporting date, the US$ deposits bear annual interest of 0.72%. The deposits are for a period of one week.

EVOGENE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: -     MARKETABLE SECURITIES

	December 31,
	2015	2014

Financial assets measured at fair value through profit or loss:

Corporate bonds and government treasury notes	$71,807	$80,040

NOTE 9: -     OTHER RECEIVABLES

	December 31,
	2015	2014

Prepaid expenses	$182	$213
Accrued bank interests	70	229
Government authorities	257	194
Patent cost reimbursement	246	253
Other receivables	268	-

	$1,023	$889

NOTE 10:-    PROPERTY, PLANT AND EQUIPMENT

Balance at December 31, 2015:

	Laboratory Equipment	Computers and Peripheral Equipment	Office Equipment and Furniture	Leasehold Improvements	Vehicles	Total
Cost:

Balance at January 1, 2015	$3,550	$2,728	$209	$12,027	$98	$18,612
Additions	790	466	7	555	-	1,818

Balance at December 31, 2015	4,340	3,194	216	12,582	98	20,430

Accumulated Depreciation:

Balance at January 1, 2015	2,339	1,932	87	5,413	29	9,800
Additions	412	444	13	1,549	15	2,433

Balance at December 31, 2015	2,751	2,376	100	6,962	44	12,233

Depreciated cost at December 31, 2015	$1,589	$818	$116	$5,620	$54	$8,197

EVOGENE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-    PLANT, PROPERTY AND EQUIPMENT (Cont.)

Balance at December 31, 2014:

	Laboratory Equipment	Computers and Peripheral Equipment	Office Equipment and Furniture	Leasehold Improvements	Vehicles	Total
Cost:

Balance at January 1, 2014	$2,890	$2,153	$209	$9,510	$49	$14,811
Additions	660	575	-	2,517	49	3,801

Balance at December 31, 2014	3,550	2,728	209	12,027	98	18,612

Accumulated Depreciation:

Balance at January 1, 2014	1,951	1,550	74	4,009	12	7,596
Additions	388	382	13	1,404	17	2,204

Balance at December 31, 2014	2,339	1,932	87	5,413	29	9,800

Depreciated cost at December 31, 2014	$1,211	$796	$122	$6,614	$69	$8,812

NOTE 11:-    OTHER PAYABLES

	December 31,
	2015	2014

Employees and payroll accruals	$2,133	$2,375
Accrued expenses	577	737
Government authorities	339	356
Hedging instruments	-	386

	$3,049	$3,854

EVOGENE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 12: -   LIABILITIES IN RESPECT OF GOVERNMENT GRANTS

	December 31,
	2015	2014

Balance at January 1	$3,673	$3,633
Grants received	167	339
Royalties paid	(418)	(530)
Amounts recorded in profit or loss	(283)	231

Balance at December 31	$3,139	$3,673

The Company received research and development grants from the OCS, and undertook to pay royalties of 3%-3.5% of revenues derived from research and development projects that were financed by the OCS, of up to 100% of the grants received. As of December 31, 2015, the Company received grants amounting to $5,663, (including interest), while total royalties paid as of that date amounted to $2,840.

The Company received research and development grants from BIRD, and undertook to pay royalties of 5% of revenues derived from research and the development projects that were financed by BIRD, of up to 150% of all grants received. As of December 31, 2015, the Company received grants in the amount of $680. No royalties have yet been paid through December 31, 2015 as no revenues were derived from products developed using these grants.

The Company received research and development grants from CIIRDF, and undertook to pay royalties of 2.5% of revenues derived from research and the development projects that were financed by CIIRDF, of up to 100% of all grants received. As of December 31, 2015, the Company received grants amounting to $334. No royalties have yet been paid through December 31, 2015 as no revenues were derived from products developed using these grants.

NOTE 13:-    FINANCIAL INSTRUMENTS

a.	Classification of financial instruments by fair value hierarchy:

As of December 31, 2015

Level 2
Financial assets:

Marketable securities	$71,807

As of December 31, 2014

	Fair value hierarchy
	Level 2	Level 3	Total
Financial assets:

Marketable securities	$80,040	$-	$80,040
Long-term investment	-	382	382

Financial Liabilities:

Derivative financial liabilities	386	-	386
	$80,426	$382	$80,808

During 2015 there was no transfer due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

EVOGENE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-    FINANCIAL INSTRUMENTS (Cont.)

b.	Financial risk factors:

The Company's operations are exposed to various financial risks, such as market risk (foreign currency risk, price risk), credit risk, and liquidity risk. The Company's comprehensive risk management plan focuses on measures to minimize possible negative effects on the financial performance of the Company.

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

The Company has investments in bonds, classified as financial instruments, which are measured at fair value through profit and loss. Accordingly, the Company is exposed to a risk from changes in the fair value of these investments.

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

The following table presents the repayment dates of the Company's financial liabilities, by contractual terms, in nominal amounts (including interest payments):

Balance at December 31, 2015:

	Up to 1 Year	1 Year To 2 Years	2 Years To 3 Years	3 Years to 4 Years	4 Years to 5 Years	Over 5 Years	Total
Trade payables	$1,771	$-	$-	$-	$-	$-	$1,771
Other payables	3,049	-	-	-	-	-	3,049
Liabilities in respect of government grants	304	865	467	843	1,005	302	3,786

	$5,124	$865	$467	$843	$1,005	$302	$8,606

Balance at December 31, 2014:

	Up to 1 Year	1 Year To 2 Years	2 Years To 3 Years	3 Years to 4 Years	4 Years to 5 Years	Over 5 Years	Total
Trade payables	$1,984	$-	$-	$-	$-	$-	$1,984
Other payables	3,854	-	-	-	-	-	3,854
Liabilities in respect of government grants	584	637	822	1,050	931	104	4,128

	$6,422	$637	$822	$1,050	$931	$104	$9,966

c.	Fair Value:

The carrying amounts of cash and cash equivalents, short-term investments, other receivables, trade payables and other payables approximate their fair values due to the short-term maturities of such instruments.

The fair value of the liabilities in respect of government grants is measured using a discount rate that reflects the applicable market rate of interest at the date the grants are received which approximates the fair value at the respective balance sheet date. The fair value measurement is categorized into level 3 within the fair value hierarchy in IFRS 13.

EVOGENE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-    FINANCIAL INSTRUMENTS (Cont.)

d.	Sensitivity tests relating to changes in market factors:

	December 31,
	2015		2014

Sensitivity test to changes in the NIS exchange rate:

Gain (loss) from the change:
Increase of 5% in exchange rate		$176	$133
Decrease of 5% in exchange rate		$(176)	$(133)

Sensitivity test to changes in the market price of listed securities:

Gain (loss) from the change:
Increase of 5% in market price		$3,590	$4,002
Decrease of 5% in market price	$	(3,590)	$(4,002)

Sensitivity tests and principal work assumptions:

The selected changes in the relevant risk variables were determined based on management's estimate as to reasonable possible changes in these risk variables.

e.	Hedging activities and derivatives:

Cash flow hedges:

As of December 31, 2014, the Company held NIS/USD forward contracts designated as hedges of expected future employee wages, for expected future payments to government authorities and to Israeli suppliers, and for rent payments.

The main terms of these positions were set to match the terms of the hedged items.

Cash flow hedges of the expected employee wages, government authorities payments and rent payments in January-April 2015 were estimated as highly effective, and as result on December 31, 2014 other comprehensive loss in the amount of about $222 thousands, was recorded in equity in Accumulated other comprehensive loss.

By the end of April 2015 the hedging contracts reached maturity and on December 31, 2015 there were no hedging contracts held by the Company.

EVOGENE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-    SEVERANCE PAY LIABILITY

Labor laws and the Severance Pay Law in Israel (the "Severance Law") require the Company to pay compensation to employees upon dismissal or retirement, or to make routine contributions in defined contribution plans pursuant to Section 14 of the Severance Pay Law, as described below. The Company's liability is accounted for as a post-employment benefit. The Company's employee benefit liability is based on a valid labor agreement, the employee's salary, and the applicable terms of employment, which together generate a right to severance compensation.

Post-employment employee benefits are financed by deposits with defined deposit plans, as detailed below.

Contributions in accordance with Section 14 to the Severance Law release the Company from any additional liability to employees for whom said contributions were made. These contributions represent defined contribution plans.

	Year ended December 31,
	2015	2014	2013

Expenses - defined contribution plan	$782	$835	$722

NOTE 15:-     TAXES ON INCOME

a.	Tax rates applicable to the Company:

The Israeli corporate tax rate was 26.5% in 2015 and 2014 and 25% in 2013.

On January 4, 2016 the Israeli Parliament's Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate), 2015, which includes a reduction of the corporate tax rate from 26.5% to 25%.

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

As of December 31, 2015, the Evogene Ltd. and its Israeli subsidiary have carry-forward losses amounting to approximately $35 million, which can be carried forward for an indefinite period.

e.	Deferred taxes:

The Company did not recognize deferred tax assets for carry-forward losses and other temporary differences, because their utilization in the foreseeable future is not probable.

f.	Theoretical tax:

The reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate and the taxes on income recorded in profit or loss, does not provide significant information and therefore is not presented.

NOTE 16: -   COMMITMENTS AND CONTINGENT LIABILITIES

a.
The Company leases facilities for its offices and research and development activities, as well as motor vehicles under operating leases. Future minimum lease payments under non-cancelable operating leases for the years ended December 31, are as follows:

2016	$993
2017	789
2018 and after	1,473

$3,255

The Company has provided bank guarantees in the amount of $308 to secure compliance with its facilities rental payment requirements.

b.	Claims

The Company is involved in certain claims arising in the normal course of business. However, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

c.	Government grants

The Company received research and development grants from the OCS, BIRD and CIIRDF, see note 12. If no economic benefits are expected from the research activity, the royalty obligation is not recorded as a liability and instead is treated as a contingent liability in accordance with IAS 37. The grants from the OCS impose certain restrictions on the transfer outside of Israel of the underlying know-how and the manufacturing or manufacturing rights of the underlying products and technologies.

EVOGENE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17: -   SHAREHOLDERS' EQUITY

a.	General:

All ordinary shares, options, per share data and exercise prices included in these financial statements for all periods presented have been adjusted to reflect the 1-for-2 reverse share split effected on November 19, 2013.

b.	Share capital:

	December 31, 2015		December 31, 2014
	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
	Number of Shares
Ordinary shares of NIS 0.02 par value each	150,000,000	25,404,362	150,000,000	25,350,954

c.	Changes in share capital:

Share capital issued and outstanding:

	Number of Shares	NIS Par Value
Outstanding at January 1, 2014	24,901,327	498,027

Exercise of options	449,627	8,993

Outstanding at December 31, 2014	25,350,954	507,019

Exercise of options	53,408	1,068

Outstanding at December 31, 2015	25,404,362	508,087

d.	Rights attached to shares:

Voting rights at the general meeting, rights to dividends, rights upon liquidation of the Company and the right to appoint directors of the Company.

e.	Capital management in the Company:

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17: -   SHAREHOLDERS' EQUITY (Cont.)

f.	Capital issuances:

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

The gross proceeds from the above mentioned offering were $84.8 million. The net proceeds were $76.8 million

NOTE 18: -   SHARE- BASED COMPENSATION

a.	Expenses recognized in the financial statements:

The expense recognized in the Company's financial statements for services provided by employees and service-providers is as follows:

	Year Ended December 31,
	2015	2014	2013

Share-based compensation	$4,365	$3,230	$2,730

Share-based payment transactions that were granted by the Company to its employees are as described below.

The Company maintains three share option and incentive plans: the Evogene Share Option Plan (2002), the Evogene Ltd. Key Employee Share Incentive Plan, 2003, and the Evogene Ltd. 2013 Share Option Plan. All such option and incentive plans provide for the grant of options to purchase the Company's ordinary shares.

b.	Share-based payment plan for employees and consultants:

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

On March 22, 2015, the board of directors of the Company approved an issuance to its employees and to consultants of 547,750 options exercisable into 547,750 ordinary shares of the Company, NIS 0.02 par value each, for exercise prices ranging between NIS 37.74 ($9.31) and $9.57 per share. The fair value of the options determined at their grant date using binomial model was approximately $1,985.

On December 16, 2015, the board of directors of the Company approved an issuance to its employees of 145,000 options exercisable into 145,000 ordinary shares of the Company, NIS 0.02 par value each, for an exercise price of NIS 26.41 ($6.74) per share. The fair value of the options determined at their grant date using binomial model was approximately $302.

c.	Option grants to key officers and directors:

On July 17, 2013, the board of directors of the Company approved an issuance to its key officers of 400,000 options exercisable into 400,000 ordinary shares of the Company, NIS 0.02 par value each, for an exercise price of NIS 44.28 ($12.38) per share. The fair value of the options determined at their grant date using binomial model was approximately $1,659.

On September 15, 2013, the board of directors of the Company approved an issuance to its directors of 12,500 options exercisable into 12,500 ordinary shares, NIS 0.02 par value each of the Company, for an exercise price of NIS 42.47 ($11.92) per share. The determined fair value of the options at their grant date using binomial model was approximately $66.

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: -   SHARE- BASED COMPENSATION (Cont.)

On March 22, 2015, the board of directors of the Company approved an issuance to the Company’s President and Chief Executive Officer of 170,000 options exercisable into 170,000 ordinary shares of the Company, NIS 0.02 par value each, for an exercise price of NIS 39.62 ($9.78) per share. The grant was approved by the Company's shareholders on May 5, 2015 at a general shareholders meeting. The fair value of these options using the binomial model is approximately $663.

On March 22, 2015, the board of directors of the Company approved an issuance to certain of its key officers of 285,000 options exercisable into 285,000 ordinary shares of the Company, NIS 0.02 par value each, for an exercise price of NIS 39.62 ($9.78) per share. The fair value of the options determined at their grant date using binomial model was approximately $1,016.

On March 22, 2015, the board of directors of the Company approved an issuance to two of its directors of 2,500 options each exercisable into 2,500 ordinary shares, NIS 0.02 par value each of the Company, for an exercise price of NIS 38.77 ($9.57) and NIS 40.77 ($10.06) per share. The determined fair value of the options at their grant date using binomial model was approximately $20.

On July 2, 2015, the board of directors of the Company approved an issuance to certain of its directors of 12,500 options exercisable into 12,500 ordinary shares of the Company, NIS 0.02 par value each, for an exercise price of NIS 39.53 ($10.46) per share. The fair value of the options determined at their grant date using binomial model was approximately $44.

On November 17, 2015, the board of directors of the Company approved an issuance to certain of its key officers of 160,000 options exercisable into 160,000 ordinary shares of the Company, NIS 0.02 par value each, for an exercise price of NIS 31.77 ($8.14) per share. The fair value of the options determined at their grant date using binomial model was approximately $382.

On December 16, 2015, the board of directors of the Company approved an issuance to one of its key officers of 130,000 options exercisable into 130,000 ordinary shares of the Company, NIS 0.02 par value each, for an exercise price of NIS 27.73 ($7.15) per share. The fair value of the options determined at their grant date using binomial model was approximately $298.

d.	Options exercised:

During 2015, 2014, and 2013 employees and consultants exercised 53,408, 449,627 413,037 and options, respectively, into a total of 916,072 Ordinary shares, NIS 0.02 par value each of the Company, for a total consideration of $296, $2,857 and $2,559 respectively.

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

The following table summarizes the number of share options, the weighted average exercise price, and the changes that were made in the option plans to employees, consultants and directors:

	2015		2014		2013
	Number of Options	Weighted Average Exercise Prices ($)	Number of Options	Weighted Average Exercise Prices ($)	Number of Options	Weighted Average Exercise Prices ($)

Outstanding at January 1	3,770,762	9.75	3,565,793	9.08	2,811,941	6.56
Grants	1,455,250	8.90	714,300	14.80	1,227,500	12.61
Exercised	(53,408)	5.58	(449,627)	6.14	(413,037)	6.55
Forfeited	(202,576)	7.15	(59,704)	11.73	(60,611)	10.13
Outstanding at December 31	4,970,028	9.65	3,770,762	9.75	3,565,793	9.08
Exercisable at December 31	2,794,672	8.79	2,166,364	7.57	2,009,850	6.84

The following table summarizes information about share options outstanding at December 31, 2015:

	Options outstanding
Range of exercise prices ($)	Number outstanding	Average remaining contractual life	Weighted average exercise price
0.4 - 6.93	805,398	3.85	4.62
7.15 - 7.85	939,047	5.31	7.48
8.09 - 9.78	1,440,090	8.66	9.26
10.03 - 12.51	1,310,993	7.91	12.25
13.7 - 20.39	474,500	8.12	16.48

Total	4,970,028	7.00	9.65

f.	The weighted average outstanding remaining contractual term of the options as of December 31, 2015 is 7.00 years (as of December 31, 2014, it is 6.93 years).

g.	The weighted average fair value of options granted during 2015 was $3.24 (for options granted during 2014, the fair value was $4.68).

EVOGENE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: -   SHARE-BASED COMPENSATION (Cont.)

h.
The fair value of the Company's share options granted to employees, directors and consultants for the years ended December 31, 2015, 2014 and 2013 was estimated using the binomial model with the following assumptions:

	2015	2014	2013

Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	48-51	53-59	26-60
Risk-free interest rate (%)	1.8-2.7	0.64-5.77	0.91-6.34
Suboptimal factor	1.8-2	1.8-2	1.8-2
Post-vesting forfeiture rate (%)	5-10	5-10	5-10

The expected volatility of the share prices reflects the assumption that the historical volatility of the share prices is reasonably indicative of expected future trends.

i.	Modifications to the conditions of the options:

On December 29, 2015 the board of directors of the Company approved for one of its key officers and several of its employees scheduled to cease their employment with the Company through January 31, 2016 an extension to the originally awarded 3 month period post-employment allowing for exercise of fully vested options to periods ranging between 6 months and 2 years from their unemployment date. The weighted average incremental fair value measured using the Black & Scholes method was approximately $0.63 per option.

NOTE 19: -   STATEMENTS OF COMPREHENSIVE LOSS - ADDITIONAL INFORMATION

a.	Cost of revenues:

	Year Ended December 31,
	2015	2014	2013

Salaries and benefits	$4,381	$5,030	$5,423
Share-based compensation	831	708	706
Sub-contractors and consultants	757	1,087	1,172
Materials	325	954	947
Depreciation	960	999	1,010
Rentals and maintenance	689	855	731
Other	312	76	125

	$8,255	$9,709	$10,114

EVOGENE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19: -   STATEMENTS OF COMPREHENSIVE LOSS - ADDITIONAL INFORMATION (Cont.)

b.	Research and development, net:

	Year Ended December 31,
	2015	2014	2013

Salaries and benefits	$7,930	$8,173	$6,663
Share-based compensation	1,531	897	746
Materials and sub-contractors	1,508	1,152	567
Plant growth and greenhouse maintenance	730	573	676
Rentals and office maintenance	761	1,285	1,213
Depreciation and amortization	1,475	1,250	1,031
Other	819	784	413
Participation in respect of government grants	(305)	(92)	(202)

	$14,449	$14,022	$11,107

c.	Business development:

	Year Ended December 31,
	2015	2014	2013

Salaries and benefits	$1,010	$1,287	$971
Shre-based compensation	685	347	342
Travel	160	139	98
Legal	56	55	88
Other	53	23	18

	$1,964	$1,851	$1,517

d.	General and administrative:

	Year Ended December 31,
	2015	2014	2013

Salaries and benefits	$1,608	$1,780	$1,801
Share-based compensation	1,317	1,278	936
Professional fees	1,200	1,004	763
Other	257	123	64

	$4,382	$4,185	$3,564

e.	Financing income and expenses

Financing income:

	Year Ended December 31,
	2015	2014	2013

Exchange differences, net	$41	$18	$32
Interest income	2,530	2,224	1,041
Revaluation of Investment	-	-	106

	$2,571	$2,242	$1,179

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19: -   STATEMENTS OF COMPREHENSIVE LOSS - ADDITIONAL INFORMATION (Cont.)

Financing expenses:

	Year Ended December 31,
	2015	2014	2013

Bank expenses and commissions	$195	$200	$87
Change in the fair value of marketable securities	1,237	832	809
Hedging instruments	99	164	-
Devaluation of Investment	332	89	-
Revaluation of liabilities in respect of government grants	-	231	147
Revaluation of put option	-	-	293

	$1,863	$1,516	$1,336

NOTE 20:-    NET LOSS PER SHARE

Details of the number of shares and loss used in the computation of net loss per share:

	Year ended December 31,
	2015		2014		2013
	Weighted number of shares *)	Loss	Weighted number of shares *)	Loss	Weighted number of shares *)	Loss

Number of shares and net loss for the computation of basic and diluted net loss per share	25,378,325	(17,213)	25,100,556	(14,530)	19,532,010	(8,878)

*)	To compute diluted net loss per share, potential ordinary shares, detailed below, have not been taken into account due to their anti-dilutive effect:

	2015	2014	2013

Options to employees and consultants under share-based payment plans	4,970,028	3,770,762	3,565,793

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

Evogene segment	-	Develops seed traits, ag-chemical products, and ag-biological products to improve plant performance.

Evofuel segment	-	Develops improved species of the castor bean plant for second generation feedstock for biofuel and other industrial uses.

Segments performance is determined based on operating loss reported in the financial statements. The results of a segment reported to the CODM include items attributed directly to a segment, as well as other items, which are indirectly attributed using reasonable assumptions.

b.	The following table presents our revenues and operating loss by segments:

	Evogene	Evofuel	Adjustments	Total

For the Year Ended December 31, 2015

Revenues	$11,129	$-	$-	$11,129

Operating loss	$(16,146)	$(1,775)	$-	$(17,921)

Net financing income				708

Loss before taxes on income				$(17,213)

EVOGENE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 21:-    OPERATING SEGMENTS (Cont.)

	Evogene	Evofuel	Adjustments	Total

For the Year Ended December 31, 2014

Revenues	$14,511	$-	$-	$14,511

Operating loss	$(13,078)	$(2,178)	$-	$(15,256)

Net financing income				726

Loss before taxes on income				$(14,530)

	Evogene	Evofuel	Adjustments	Total

For the Year Ended December 31, 2013

Revenues	$17,581	$-	$-	$17,581

Operating loss	$(7,500)	$(1,221)	$-	$(8,721)

Net financing expenses				(157)

Loss before taxes on income				$(8,878)

c.	Major customers:

Revenues from major customers each of whom amounts to 10% or more, of total revenues:

	Year Ended December 31,
	2015	2014	2013

Customer A (shareholder)	77%	60%	62%
Customer B (shareholder)	14%	27%	32%

See also Note 22 (a).

d.	Geographical information:

Revenes based on the location of the customers, are as follows:

	Year Ended December 31,
	2015	2014	2013

United States	86%	73%	66%
Germany	14%	27%	32%
Other	-	-	2%

	100%	100%	100%

EVOGENE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 22:-    BALANCES AND TRANSACTIONS WITH KEY OFFICERS AND CERTAIN SHAREHOLDERS

a.
The certain shareholders refer to Monsanto and Bayer which as at December 31, 2015 to the best of the Company’s knowledge hold approximately 6.43% and 3.39%, respectively, of the Company's ordinary shares and are also major customers (see also Notes 5, 21(c)).

b.	Balances:

Balance at December 31, 2015:

	Key Officers	Certain Shareholders

Receivables	$-	$2,746
Other payables	$505	$-

Balance at December 31, 2014:

	Key Officers	Certain Shareholders

Receivables	$-	$1,003
Other payables	$374	$-

c.	Benefits to directors:

	Year ended December 31,
	2015	2014	2013

Compensation to directors not employed by the Company or on its behalf	$371	$289	$140

Number of directors received the above compensation by the Company	8	8	3

d.	Salary and Benefits to key officers:

	Year ended December 31,
	2015	2014	2013

Salary and related benefits (including one-time IPO bonus in 2013 )	$1,849	$1,935	$1,831
Share-based compensation	2,254	1,637	1,291

	$4,103	$3,572	$3,122
Number of people that received salary and benefits	8	6	5

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 22:-    BALANCES AND TRANSACTIONS WITH KEY OFFICERS AND CERTAIN SHAREHOLDERS (Cont.)

e.	Transactions:

For the year ended December 31, 2015

	Key Officers	Certain Shareholders

Revenues	$-	$(10,095)
Cost of revenues	544	(656)
Research and development expenses	1,194	-
Business development expenses	874	-
General and administrative expenses	1,491	-

	$4,103	$(10,751)

For the year ended December 31, 2014

	Key Officers	Certain Shareholders

Revenues	$-	$(12,611)
Cost of revenues	185	(635)
Research and development expenses	1,035	-
Business development expenses	937	-
General and administrative expenses	1,415	-

	$3,572	$(13,246)

For the year ended December 31, 2013

	Key Officers	Certain Shareholders

Revenues	$-	$(16,669)
Cost of revenues	373	(470)
Research and development expenses	531	-
Business development expenses	852	-
General and administrative expenses	1,366	-

	$3,122	$(17,139)