Form 20-F
period 2016-12-31
Evogene Ltd.
filed 2017-04-28
CIK 1574565

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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
Rehovot 7612002, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, par value NIS 0.02 per share	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2016, the registrant had outstanding 25,480,809 ordinary shares, par value NIS 0.02 per share.

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

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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

Yes ☐ No ☒

EVOGENE LTD.

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

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

▪	references to the “Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

▪	references to the “Securities Act” are to the Securities Act of 1933, as amended;

▪	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

▪	references to the “NYSE” are to the New York Stock Exchange;

▪	references to the “Nasdaq” are to the Nasdaq Stock Market LLC;

▪	references to the “TASE” are to the Tel Aviv Stock Exchange;

▪	references to the “SEC” are to the United States Securities and Exchange Commission.

Unless derived from our financial statements or otherwise noted, amounts presented in this annual report are translated at the rate of $1.00 = NIS 3.845, the exchange rate between the NIS and the U.S. dollar reported by the Bank of Israel as of December 31, 2016.

This annual report includes other statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable and are not aware of any misstatements regarding the industry data presented in this annual report, we have not independently verified the information contained in such publications. Certain estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “—Special Note Regarding Forward-Looking Statements” and “Item 3.D—Risk Factors” in this annual report.

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

▪	our expectation regarding the future growth of the seeds, ag-chemicals, and ag-biologicals markets and larger agriculture market;

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

▪
our ability to successfully develop improved castor bean seed varieties that serve the current industrial markets and that can serve as a viable alternative source of feedstock for biofuel and other industrial uses;

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

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Item 3.D—Risk Factors,” “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects.”

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

The selected consolidated statements of profit or loss and other comprehensive income (loss) data for each of the years in the three-year period ended December 31, 2016 and the consolidated statements of financial position data as of December 31, 2015 and December 31, 2016 are derived from our audited consolidated financial statements appearing in this annual report. The consolidated statements of profit or loss and other comprehensive income (loss) data for each of the years ended December 31, 2012 and December 31, 2013 and the consolidated statements of financial position data as of December 31, 2012, 2013 and 2014 are derived from our audited consolidated financial statements that are not included in this annual report.

	Year ended December 31, (in thousands, except share and per share data)
	2012	2013	2014	2015	2016
Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss):
Revenues:
Research and development payments, including up-front payments	$13,914	$15,028	$14,198	$10,956	$6,500
Share purchase related revenues	3,158	2,553	313	173	40
Total Revenues	17,072	17,581	14,511	11,129	6,540
Cost of revenues	9,552	10,114	9,709	8,255	5,639
Gross profit	7,520	7,467	4,802	2,874	901
Operating expenses:
Research and development, net	7,252	11,107	14,022	14,449	16,405
Business development	1,159	1,517	1,851	1,964	1,696
General and administrative	2,235	3,564	4,185	4,382	3,889
Total operating expenses	10,646	16,188	20,058	20,795	21,990
Operating loss	(3,126)	(8,721)	(15,256)	(17,921)	(21,089)
Financing income	972	1,179	2,242	2,571	2,424
Financing expenses	(294)	(1,336)	(1,516)	(1,863)	(891)
Loss before taxes on income	(2,448)	(8,878)	(14,530)	(17,213)	(19,556)
Taxes on income	74	-	-	-	36
Net loss	(2,522)	(8,878)	(14,530)	(17,213)	(19,592)
Other comprehensive income (loss):
Loss from cash flow hedges	-	-	(222)	(45)	-
Amounts transferred to the statement of profit or loss for cash flow hedges	-	-	-	267	-

Total comprehensive loss	$(2,522)	$(8,878)	$(14,752)	$(16,991)	$(19,592)
Basic and diluted net loss per share	$(0.14)	$(0.45)	$(0.58)	$(0.68)	$(0.77)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share (1)	18,421,568	19,532,010	25,100,556	25,378,325	25,444,733

	As of December 31,
	2012	2013	2014	2015	2016
Selected Consolidated Statements of Financial Position Data:
Cash and cash equivalents	$24,262	$95,454	$5,213	$10,221	$3,236
Marketable securities	30,868	31,452	80,040	71,807	71,738
Short-term bank deposits	-	-	30,046	18,603	13,137
Trade receivables	1,542	1,913	1,183	2,675	169
Total current assets	57,322	129,552	118,371	104,376	89,490
Deferred revenues and other advances	8,379	2,535	1,964	858	1,105
Total liabilities	16,596	12,564	11,504	8,843	8,697
Working capital (2)	47,823	120,978	110,452	98,737	84,265
Shareholders’ equity	48,259	124,747	116,082	103,752	87,289

The issued and outstanding share capital of the company is composed of 25,480,809 ordinary shares as of December 31, 2016.
_____________________

(1)	Basic and diluted net loss per share is computed based on the weighted average number of ordinary shares outstanding during each period, in accordance with IAS 33, “Earnings per Share.”

(2)	Working capital is defined as total current assets less total current liabilities.

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements and Industry Data” on page 4.

Risks Related to Our Business and Industry

Our discoveries may not have the desired effect required in order to reach a commercial product;

Our success depends on our ability to develop products having a desired effect on plants. Research and development in the seed, ag-chemicals, ag-biologicals and larger agriculture industries entails considerable uncertainty. We may spend many years developing products that will never be commercialized. The science underlying the development of our seed traits, ag-chemical products and ag-biological products is highly complex and although we use innovative approaches there is no certainty that our discoveries will result in products that satisfy market requirements. None of our discoveries has completed the development process and became commercially available so far. If our discoveries will not have the desired effect, our collaborators may not develop commercial products that are based on them, which could materially and adversely affect our results of operations and our long-term growth strategy.

Various factors may delay or prevent commercialization of our products.

Our success depends in part on our ability to identify genes, genetic markers, ag-chemical compounds, and microbial, or collectively discoveries, that will improve crop performance. These discoveries are, or will be, licensed to collaborators to develop and commercialize seed traits, ag-chemical products and ag-biological products improving crop performance based on our discoveries. Pursuant to our collaboration agreements, we are usually entitled, subject to certain conditions, to receive royalties on products that integrate our discoveries. In addition, certain of our agreements entitle us to upfront fees, research and development payments and milestone payments in the event that specified milestones are met. While none of our discoveries has completed the development process and become commercially available so far and thus we currently do not earn royalties from the sale of products based on our discoveries, our long-term growth strategy is based in large part on the expectation that such royalties will comprise a significant portion of our revenues in the future. If our collaborators never commercialize products based on our discoveries, we will not receive revenues from royalties and may not earn a profit on our discoveries, which could materially and adversely affect our results of operations and our long-term growth strategy.

The manner in which our collaborators develop their products, whether seeds, ag-chemical products or ag-biological products, including the development of the discoveries that are licensed by us, affects the period that will pass until such products are commercialized, if ever. Products based on our discoveries may never become commercialized for any of the following reasons:

▪	our discoveries may not be successfully validated or may not have the desired effect required in order to reach a commercial product;

▪	the process of developing products based on our discoveries is lengthy and expensive. We and our partners may not be able to allocate the resources needed to complete it within the desired timelines;

▪	our collaborators may decide to discontinue, pause, reduce, or alter the scope of the development efforts for the products on which we collaborate.

▪	we may fail to satisfy, in a timely manner or at all, relevant milestones under our agreements with our collaborators;

▪
regulatory conditions related to the products we develop may change in different territories, thus negatively affecting the relevant development processes and extending their length or limiting the commercialization of such products.

▪	our collaborators may be unable to obtain the requisite regulatory approvals for products based on our discoveries;

▪	our competitors may launch competing or more effective products;

▪
our collaborators may be unable to fully develop and commercialize products containing our discoveries or may decide, for whatever reason, not to commercialize, or to delay the commercialization of such products; and

▪	a market may not exist for products containing our discoveries or such products may not be commercially successful or relevant; and

▪	we may be unable to patent our discoveries in the necessary jurisdictions.

Our product development cycle is lengthy and uncertain, and we may never earn royalties on the sale of products containing our discoveries.

Research and development in the seed, ag-chemicals, ag-biologicals and larger agriculture industries is expensive and prolonged and entails considerable uncertainty. We may spend many years and dedicate significant financial and other resources developing products that will never be commercialized. The process of discovering, developing and commercializing a seed trait, an ag-chemical product, or an ag-biological product involves several phases, and we estimate that it will take eight to sixteen years from discovery to commercialization of a product containing seed traits, ten to twelve years in the case of an ag-chemical product, and six to eight years in the case of an ag-biological product. The timelines for development of products by our collaborators may extend beyond our expectations for many reasons, such as:

▪	we and our partners may not be able to allocate the resources needed to develop products based on our discoveries

▪	our partners may revise the process of product development or make other decisions regarding their product development pipelines that may extend the development period;

▪	our partners may prioritize other development activities ahead of development activities with respect to the products on which we collaborate;

▪	our discoveries (seed traits, ag-chemical compounds, or microbial) may not be successfully validated or may not have the desired effect sought by our collaborators; and

▪	our collaborators may be unable to obtain the requisite regulatory approvals for the products based on our discoveries within expected timelines or at all.

We currently have 31 products under development, of which 24 are developed with our collaborators, most of which are in Discovery and Phase I, with two products in Phase II. We have little to no certainty as to which and when, if any, of these products will eventually reach commercialization. Because of the long product development cycle and the complexities and uncertainties associated with chemical and biotechnological research, there is significant uncertainty as to whether we will ever generate significant royalties, if any, from the products that we are developing. For more information on the product development cycle of the products we develop and a description of the phases of development, see “Item 4.B—Business Overview—Product Development Cycle”.

We derive substantially all of our current revenues from our strategic collaborations, most significantly with Monsanto, and the termination or non-renewal of this collaboration would have a material adverse effect on our results of operations.

We have entered into multiple collaboration agreements and related arrangements, most significantly with Monsanto Company, or Monsanto, and we have collaboration agreements with most of the world’s leading seed and ag-chemical companies, including subsidiaries or affiliates of BASF, Bayer, DuPont and Syngenta, under which we generally generate revenues through up-front payments, research and development payments, and milestone payments. In particular, revenues from Monsanto accounted for 77%, 77% and 60% of our total revenues in the years ended December 31, 2016, 2015, and 2014, respectively. Our current agreement with Monsanto was signed in 2008 and was extended in November 2011 and again in October 2013. With respect to our CE seed traits activities under the extended agreement, the collaboration period (i.e., the period of active computational discovery efforts and in-planta validation efforts) is scheduled to expire at the end of 2017; for CP seed traits activities, the collaboration period, including validation efforts, is scheduled to expire in August 2019. See “Item 4.B. Business Overview—Key Collaborations.” Our revenues are substantially dependent on Monsanto and, to a lesser extent, on our other collaborators to pay us annual research and development fees and milestone fees upon the occurrence of certain milestone events. The termination or non-renewal of our agreement with Monsanto would have a material adverse effect on our results of operations.

There are only a few companies in our seeds, ag-chemicals and ag-biologicals markets with which we can establish strategic partnerships, and we rely on a limited number of collaborators to develop and commercialize products containing our seed traits, ag-chemicals and ag-biologicals.

The seeds and ag-chemicals market is highly consolidated and dominated by a relatively small number of large companies. For example, according to Phillips McDougall's 2015 Industry Presentation on the Global Seed Market, in 2014, only seven agricultural and seed companies, Monsanto, E.I. du Pont de Nemours and Company, or DuPont-Pioneer, Syngenta AG, or Syngenta, Bayer, Limagrain Cereal Seeds, LLC, or Limagrain, Dow Agro Sciences and KWS controlled approximately 70% of market value in the global seed market. We are currently undertaking collaborations with several of these companies to develop improved seeds and ag-chemical products. Due to the small number of companies in our market, there are limited opportunities for us to grow our business with new collaborators. In addition, if we fail to develop or maintain our relationships with any of our current collaborators, we could not only lose our opportunity to work with that collaborator, but we could also suffer a reputational risk that could impact our relationships with other collaborators in what is a relatively small industry community. In 2015 and 2016, the seeds and ag-chemicals markets have undergone further consolidation. Bayer is in the process of acquiring Monsanto to form the largest player in the agricultural industry with approximately $23 billion of crop protection, seeds and traits sales. In addition, Dow and DuPont are in the process of merging and ChemChina is in the process of acquiring Syngenta, forming two additional substantial players with consolidated revenues of over $14.5 billion each. Those mergers may further limit the number of potential collaborators available for us to partner with.

We are currently working either with collaborators or on independent projects to research and develop 34 different seed traits, ag-chemical products and ag-biological products. While we seek to expand our portfolio of seed traits and ag-chemical products in the future, the research and development required to discover and develop new seed traits, ag-chemical products and ag-biological products is costly, time-intensive and requires significant infrastructure resources. Therefore, in order to discover and develop new seed traits, ag-chemical products and ag-biological products, we must either enter into new collaborations with seed, ag-chemicals and ag-biologicals companies or such products ourselves, independent of any collaborators. If we are unable to enter into new collaborations, or if we do not have the resources to develop the capabilities necessary to discover and develop such products independently, we may not be able to expand our portfolio of these products, which could have a material adverse effect on our business prospects.

A decrease in research expenditures in the seed, ag-chemicals and ag-biologicals markets may jeopardize the continuation, or scope, of our collaborations with seed, ag-chemicals and ag-biologicals companies and adversely impact our ability to continue or extend existing collaborations or enter into new collaborations on favorable financial terms.

The research and development expenditures of our existing and potential collaborators may be reduced for reasons beyond our control. For example, a decrease in the prices of agricultural commodities, such as the decrease in corn price from approximately US$7 per bushel in mid-2013 to less than US$4 per bushel in late 2014 and since or the consolidation trend in the seeds and ag-chemicals industries may result in decreased research and development expenditures in our relevant markets. This development may, in turn, adversely impact our ability to maintain or extend our existing collaborations or enter into new collaborations on favorable financial terms. For example, we may not be able to enter into new collaborations under which our collaborators cover our expenses through research and development payments.

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

We currently face significant competition in the markets in which we operate. The markets for seeds, seed traits, ag-chemicals and ag-biologicals are intensely competitive and rapidly changing. Many companies engage in research and development of such products, and speed in getting a new product to market can be a significant competitive advantage. As an example, over the past decade some of our competitors have enhanced research and development budgets allocated for seeds that are more significant than our budget. In most segments of the seed, ag-chemicals and ag-biologicals market, the number of products available to the consumer is steadily increasing as new products are introduced. At the same time, an increasing number of products are coming off patent and are thus available to generic manufacturers for production. We may be unable to compete successfully against our current and future competitors, which may result in lower prices and margins and the inability to achieve market acceptance for products containing our discoveries. In addition, many of our competitors have substantially greater financial, marketing, sales, distribution and technical resources than us and some of our collaborators have more experience in research and development, regulatory matters, manufacturing and marketing. We anticipate increased competition in the future as new companies enter the market and new technologies become available. Our technologies may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors, which will prevent or limit our ability to generate revenues from the commercialization of our technologies.

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

Our wholly owned subsidiary Evofuel is currently developing improved, high-yield castor bean seeds to be used as a source of non-edible feedstock for the existing industrial uses of castor oil and the biodiesel market. The renewable energy market in general and the biodiesel market more specifically are not well established and are evolving. Furthermore, the biodiesel market faces continuing competition from traditional petroleum-based fuels, and demand for biodiesel fluctuates with changing oil and gas prices. Specifically, crude oil prices have decreased substantially. In order for our castor bean seeds to be an attractive feedstock for biodiesel, we will need to demonstrate on a commercial scale that castor beans can reliably be used as a cost-efficient feedstock for biodiesel production. We will also need to show that the production cost and sales price of castor bean-based biodiesel are competitive with those of traditional oil and gas. The success of these operations will largely depend on our ability to address several unique challenges, including:

▪	the yields of our castor seed varieties on commercial scale under rain-fed conditions, securing economic viability as biodiesel feedstock;

▪	the ability to harvest castor beans in an efficient mechanized manner;

▪	the cost of producing castor bean grains, allowing grower profitability;

▪	adoption on large scale by growers of castor, including the successful management of diseases, pets and castor volunteers;

▪	the risk that farmers may decide not to grow “second season” replacement crops such as the castor bean;

▪	the health and environmental risks posed by the castor bean seed, which contains a naturally occurring poison called ricin;

▪	any regulatory concerns related to sales of castor beans, particularly related to the import of such beans and the potential effects of ricin; and

▪	the sustainability of our production and the biodiesel end-product.

In addition, we have no prior experience operating as a seed company. We are therefore operating in a new industry, with little knowledge of the dynamics involved in producing and selling seeds. In addition, we may be subject to claims of our partners concerning the quality or performance of the seeds we develop or from third parties concerning damages caused by our seeds.

Prior to addressing the biodiesel market, Evofuel expects to address other oil industries and take advantage of the premium oil prices paid by the existing industrial markets. Furthermore, we are working to design improved castor bean seeds and address each of these issues so that we are able to grow a sufficient and sustainable amount of castor bean plants at a low cost. We have entered into strategic collaborations with several agri-businesses such as Insolo Agroindustrial. In 2016, we entered into our first commercial sale of castor seeds, however, we are unable to foresee when significant sales will commence. Furthermore, there can be no assurance that our collaborations will ultimately result in a commercialized castor bean seed. If we are unable to adequately address any of these issues, we may not find a market for our castor bean seeds and our results of operations could be materially and adversely affected.

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

The vast majority of our workforce is involved in research and development. Our business is therefore dependent on our ability to recruit and maintain a highly skilled and educated workforce with expertise in a range of disciplines, including biology, chemistry, plant genetics, agronomics, entomology, mathematics, computer science and other subjects relevant to our operations. For example, approximately 28% of our staff holds a Ph.D. The number of qualified and highly educated personnel in Israel, where most of our operations are located, is limited and competition for the services of such persons is intense. Although we have employment agreements with all of our employees, most of these agreements may be terminated upon short notice. The failure to hire and retain skilled and highly educated personnel could limit our growth and hinder our research and development efforts.

In recent years we have begun to develop certain discoveries (seed traits, ag-chemicals and ag-biologicals) independent of our collaborators, and we may need to finance the cost of the initial development phase of such technologies ourselves.

In the past, our business plan for our seed traits activity was based primarily on the development of seed traits in collaboration with our collaborators throughout the discovery-development-commercialization process. However, in recent years we have begun to develop certain seed traits, ag-chemicals and ag-biologicals independent of our collaborators and are developing such discoveries on our own during the discovery phase, and may also undertake such independent discovery efforts towards the next development phases, with a goal of making such discoveries available to collaborators in later phases, once we have identified what we believe to be promising discoveries. While we believe that this will allow us to negotiate more favorable license terms with respect to such seed traits, the up-front cost to us of developing traits without a collaborator (and therefore without external funding for the research and development expenditures we incur) in these early phases involves higher risks, since we need to fund the research and development of such traits ourselves. If we are unsuccessful in discovering promising traits after having invested significant funds, or if we are unable to find collaborators who are interested in such seed traits and willing to fund subsequent phases of development and commercialization, such failures could have a material and adverse effect on our business, financial condition and results of operations.

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

The large-scale field trials that our collaborators conduct during advanced stages of product development are subject to regulations similar to those we are subject to. Pursuant to our collaboration agreements, our collaborators also apply for the requisite regulatory approvals prior to commercialization of products containing our discoveries. In most of our key target markets, including the United States and the European Union, regulatory approvals must be received prior to the importation of transgenic products. These regulatory regimes may be particularly onerous; for example, the U.S. federal government’s regulation of biotechnology is divided among the United States Environmental Protection Agency, which regulates activity related to the invention of plant pesticides and herbicides, the United States Department of Agriculture, which regulates the import, field testing and interstate movement of specific technologies that may be used in the creation of transgenic plants, and the United States Food and Drug Administration, which regulates foods derived from new plant varieties. None of our discoveries is currently being tested in a large-scale field trial or is in the regulatory approval development stage. Once products containing our discoveries reach these stages, however, if our collaborators are unable to obtain the requisite regulatory approvals or there is a delay in obtaining such approvals as a result of negative market perception or heightened regulatory standards, such products will not be commercialized, which would negatively impact our business and results of operations.

Disruption to our IT system could adversely affect our reputation and have a material adverse effect on our business and results of operations.

Our computational technologies rely on our IT system to collect and analyze the genomic and chemical data we collect and discover. We store significant amounts of data, and as of December 31, 2016, we had compiled over 1,200 terabytes of data. Although we are developing back-up storage for our stored data, there can be no assurance that our back-up storage arrangements will be effective if it becomes necessary to rely on them. Furthermore, we can provide no assurance that our current IT system is fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats.

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

We are active in the field of biotechnology research and development in seeds, including genetically modified, or "GM" seeds. Foods made from such seeds are not accepted by many consumers and in certain countries production of certain GM crops is effectively prohibited, including throughout the European Union, due to concerns over such products' effects on food safety and the environment. The high public profile of biotechnology in food production and lack of consumer acceptance of products to which we have devoted substantial resources could negatively affect our public image and results of operations. The prohibition on the production of certain GM crops in select countries and the current resistance from consumer groups, particularly in Europe, to GM crops not only limits our access to such markets but also has the potential to spread to and influence the acceptance of products developed through biotechnology in other regions of the world and may also influence regulators in other countries to limit or ban production of GM crops, which could limit the commercial opportunities to exploit biotechnology.

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

We have a history of losses, and incurred operating losses of $21.1 million, $17.9 million and $15.3 million for the years ended December 31, 2016, 2015, and 2014, respectively. Although we are currently developing 31 distinct products, there can be no assurance that these efforts will result in commercially successful products. We expect to continue to incur losses in future periods, until we begin earning royalties on the products we are currently developing and any new products we develop in the future, if at all. Because we will incur significant costs and expenses for these efforts before we obtain any incremental revenues from them, our losses in future periods could be significant. In addition, we may find that these efforts are more expensive than we anticipate or that they do not result in profitability in the time period we anticipate, which would further increase our losses. If we are unable to adequately control the costs associated with operating our business, including our costs of development and sales, our business, financial condition, operating results and prospects will suffer.

The licenses we grant to our collaborators to use our discoveries are exclusive. This limits our opportunities to license our discoveries to more than one collaborator.

Most of the licenses we grant our collaborators to use our discoveries are exclusive. That means that once these discoveries are licensed to a collaborator, we are generally prohibited from licensing those discoveries to any third party. In addition, under the Monsanto Collaboration Agreement, as defined herein, we are broadly prohibited from collaborating on certain GM traits discovery for corn, soybean, cotton and canola with any party other than Monsanto. The limitations imposed by these exclusive licenses could prevent us from expanding our business and increasing our exposure to new licensees, both of which could adversely affect our business and results of operations.

We may be required to pay royalties to employees who develop inventions that have been or will be commercialized by us, even if the rights to such inventions have been assigned to us and the employees have waived their rights to royalties or other additional compensation.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee proprietary rights. The Patent Law also provides under Section 134 that if there is no agreement between an employer and an employee as to whether the employee is entitled to consideration for service inventions, and to what extent and under which conditions, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine these issues. Section 135 of the Patent law provides criteria for assisting the Committee in making its decisions. According to decisions of the Committee, an employee’s right to receive consideration for service inventions is a personal right and is entirely separate from the proprietary rights in such invention. Therefore, this right must be explicitly waived by the employee. A decision handed down in May 2014 by the Committee clarifies that the right to receive consideration under Section 134 can be waived and that such waiver can be made orally, in writing or by behavior like any other contract. The Committee will examine, on a case by case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, nor the criteria or circumstances under which an employee’s waiver of his right to remuneration will be disregarded. Similarly, it remains unclear whether waivers by employees in their employment agreements of the alleged right to receive consideration for service inventions should be declared as void being a depriving provision in a standard contract.  All of our employees execute invention assignment agreements upon commencement of employment, in which they assign their rights to potential inventions and acknowledge that they will not be entitled to additional compensation or royalties from commercialization of inventions. Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such service inventions beyond their regular salary and benefits, we may face claims demanding remuneration in consideration for assigned inventions.

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

In 2015, we established a research and development facility in the Bio-Research and Development Growth (BRDG) Park on the campus of the Donald Danforth Plant Science Center in St. Louis, Missouri, as part of our entry into the field of advanced solutions for insect control under our CP seed traits operations.  Our physical presence in, and the accompanying expansion of our operations into, the United States have exposed us and will expose us more significantly to some of the operational risks that accompany doing business internationally, including:

▪	fluctuations in foreign currency exchange rates;

▪	potentially adverse tax consequences;

▪	difficulties in staffing and managing foreign operations;

▪	hiring and retention of employees and/or consultants under foreign employment laws with which we are not familiar;

▪	laws and business practices that sometimes favor local competition;

▪	compliance with complex foreign laws, treaties and regulations;

▪	tariffs, trade barriers and other regulatory or contractual limitations on our ability to develop (and, when applicable in the future, sell) our solutions in certain foreign markets; and

▪	being subject to the laws, regulations and the court systems of multiple jurisdictions.

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

As part of our ag–biologicals operations, we develop novel product based on microbial in order to improve plants traits. Although microbial exist naturally in the environment, we cannot always predict the effect that microbial have on the plant and its environment. There may be cases where the microbial render the plant poisonous or toxic, or they may cause the plant to develop other dangerous characteristics that could harm the plant’s surrounding environment.

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

Furthermore, our business insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business and financial condition.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2016, we had 185 employees, of which 175 were based in Israel and ten were based in our U.S. research and development site.  In addition, we had 55 part-time employees, all of whom were based in Israel. Our employees in Israel, including executive officers, may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 45 (and in some cases, up to 49) and, in emergency circumstances, could be called to active duty. In response to increased tension and hostilities, since September 2000 there have been occasional call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our male employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our operations, business and results of operations.

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

In order to remain eligible for the tax benefits of an Approved Enterprise and Beneficiary Enterprise, we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and in a tax ruling we received in October 2010, or the Tax Ruling. If we do not meet these requirements, we may not be eligible to receive tax benefits and we could be required to refund any tax benefits that we may receive in the future, in whole or in part, with interest. Further, the tax benefits available under the Investment Law may be terminated or reduced in the future. If these tax benefits are terminated, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard Israeli corporate tax rate was 25% in 2016 and 26.5% in 2015 and 2014 tax year. See “Item 10.E. Taxation—Israeli Tax Considerations and Government Programs—General Corporate Tax Structure in Israel.”

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

Most of our revenues are denominated in U.S. dollars. As a result, any appreciation of the NIS relative to the U.S. dollar (as occurred in 2012 and 2013) would adversely impact our profitability due to the significant portion of our expenses that are incurred in NIS. As of December 31, 2016 we held forward currency contracts to protect against our exposure to NIS/USD currency fluctuations. If we continue to enter into hedging contracts in the future, we may be unsuccessful in protecting against currency exchange rate fluctuations. Future currency exchange rate fluctuations could adversely affect our profitability. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Risk.”

Interest rate fluctuations may devalue our investments and could have a material adverse impact on our financial condition.

We have a considerable investment in marketable securities that consist of corporate bonds and government treasury notes denominated in U.S. dollars having an aggregate value of approximately $71.7 million as of December 31, 2016. These investments expose us to the risk of interest rate fluctuations. An increase in U.S. interest rates could cause the fair value of these investments to decrease. As of December 31, 2016, we did not have any hedge arrangements in place to protect our exposure to interest rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Risk.”

We have received Israeli government grants for certain of our research and development activities. The terms of these grants may require us to satisfy specified conditions in order to develop and transfer technologies supported by such grants outside of Israel. In addition, in some circumstances, we may be required to pay penalties in addition to repaying the grants.

 Our research and development operations have been partly financed through certain governmental grants, which impose certain restrictions on the transfer outside of Israel of the underlying know-how and the manufacturing or manufacturing rights of the underlying products and technologies. As of December 31, 2016, we had received approximately $6.2 million of such grants (including accrued interest). We may not receive the required approvals should we wish to transfer this know-how, technology or manufacturing rights outside of Israel in the future or, if we receive such required approvals, they may be subject to certain conditions and payment obligations. See "Item 5.B Liquidity and Capital Resources—Government Grants."

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

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by Israeli law and by our amended and restated articles of association, or our “articles of association,” approved by our shareholders in May 2014 at our general shareholders meeting. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company has a duty to act in fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. See “Item 6.C Board Practices—Approval of Related Party Transactions Under Israeli Law—Shareholder Duties.” Since Israeli corporate law underwent extensive revisions approximately 17 years ago, the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

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

Furthermore, under the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), and related regulations, or collectively, the Innovation Law, to which we are subject due to our receipt of grants from the Israeli National Authority for Technological Innovation, or the Innovation Authority (previously known as the Israeli Office of the Chief Scientist), or OCS, a recipient of OCS grants such as our company must report to the applicable authority of OCS any change in the holding of the means of control of our company which transforms any non-Israeli citizen or resident into a direct interested party in our company. The OCS Guidelines interpretation issued by the OCS provides that prior OCS approval is required for such change in the holding of the means of control.

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

Our ordinary shares were first offered publicly in the United States after our public offering in the United States in November 2013, at a price of $14.75 per share, and our ordinary shares have subsequently traded on the NYSE (until December 2016) and on the Nasdaq (since December 2016) as high as $19.99 per share and as low as $4.95 and as of April 25, 2017 were trading at $5.10 per share.

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

Although our ordinary shares are listed on the Nasdaq, an active trading market on the Nasdaq for our ordinary shares may not be sustained. If an active market for our ordinary shares is not sustained, it may be difficult to sell ordinary shares in the U.S.

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

Our ordinary shares have been traded on the TASE since 2007, and are currently listed on Nasdaq. Trading in our ordinary shares on these markets will take place in different currencies (U.S. dollars on Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, trading days and public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on the TASE could cause a decrease in the trading price of our ordinary shares on Nasdaq.

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

As a public company whose ordinary shares are listed in the United States, we will continue to incur significant accounting, legal and other expenses, including costs associated with our reporting requirements under the Exchange Act. We also incur additional costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, rules implemented by the SEC and the Nasdaq, and provisions of Israeli corporate and securities laws applicable to public companies. The Exchange Act requires that we file annual and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. These rules and regulations could continue to increase our legal and financial compliance costs, such as the cost of hiring consultants or testing compliance processes, and make some activities more time-consuming and costly. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Under Section 404 of the Sarbanes-Oxley Act and as an emerging growth company, we are currently not required to obtain an auditor attestation regarding our internal control over financial reporting.

Under Section 404 of the Sarbanes-Oxley Act and as an emerging growth company, we are currently not required to obtain an auditor attestation regarding our internal control over financial reporting.

We are required to comply with the evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act with respect to internal control over financial reporting as of this annual report. Once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above, our independent registered public accounting firm will need to attest to the effectiveness of our internal control over financial reporting under Section 404. To maintain the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we may need to continue enhancing existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. If any such failure were to occur, we may be required to take remedial actions and make required changes to our internal control over financial reporting and we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

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

As a foreign private issuer, we are exempt from compliance with the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, we are permitted to disclose limited compensation information for our executive officers on an individual basis and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. Despite this, we have undertaken to our shareholders to report our financial results on a quarterly basis. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

As a foreign private issuer, we follow home country corporate governance practices instead of certain Nasdaq corporate governance requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer whose shares are listed on the Nasdaq Global Market, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers listed on the Nasdaq. We currently follow Israeli home country practices, rather than the requirements under the NASDAQ corporate governance rules, with regard to the (i) quorum requirement for shareholder meetings, (ii) executive sessions for independent directors and non-management directors and (iii) the requirements to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). See “ITEM 16G. Corporate Governance.” Furthermore, we may in the future elect to follow Israeli home country practices with regard to other matters such as the requirement to have a majority independent board of directors, have a compensation committee and have a nominating committee. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on Nasdaq may provide less protection than is accorded to investors of domestic issuers.  For further discussion, see “Item 16G. Corporate Governance.”

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

We believe we were a passive foreign investment company for U.S. federal income tax purposes (PFIC) in 2016, and there is significant risk we will be a PFIC in 2017 as well. U.S. shareholders who held our ordinary shares at any time during a taxable year in which we are a PFIC may suffer adverse tax consequences.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for United States federal income tax purposes. According to these rules, a publicly traded non-U.S. corporation may treat the aggregate fair market value of its assets as being equal to the sum of the aggregate value of its outstanding shares (“Market Capitalization”) and the total amount of its liabilities. We intend to take the position that the excess of our Market Capitalization plus liabilities over the book value of all of our assets may generally be treated as attributable to non-passive assets. Due to the decline in our Market Capitalization in 2016, we believe that we met the PFIC asset test described above for 2016 and, as a result, we were classified as a PFIC in 2016. Furthermore, because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because our Market Capitalization is currently below the level necessary to avoid PFIC status for 2017, there is substantial risk we will be classified as a PFIC for the 2017 taxable year as well. However, because PFIC status is determined after the close of each taxable year, we will not be able to determine whether we will be a PFIC for the 2017 taxable year or for any future taxable year until after the close of such year.

U.S. shareholders who held our ordinary shares at any time in 2016 or during any other taxable year in which we are a PFIC may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “Item 10.E. Taxation—United States Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections may be available that would alleviate some of the adverse consequences of PFIC status and result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections. See “Item 10.E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

ITEM 4.	INFORMATION ON THE COMPANY

A.            History and Development of the Company

Our History

Our company was founded on October 10, 1999 as Agro Leads Ltd., a division of Compugen Ltd. In 2002, our company was spun-off as an independent corporation under the laws of the State of Israel, and changed its name to Evogene Ltd.

We are a leading biotechnology company focused on the improvement of crop productivity and performance, addressing the world’s increasing demand for food, feed and fuel. We have developed a proprietary innovative technology platform, leveraging scientific understanding and computational technologies to harness agriculture ‘Big Data’ in order to develop improved seed traits, innovative ag-chemical products and novel ag-biological products.

Our research and development activities, which focus on the early stages of product development, are performed either under our independent product development programs or as part of strategic collaborations with world-leading agricultural companies, which aim to further develop our discoveries into commercial products.

Our shares have been trading on the TASE since 2007, on the NYSE from November 2013 until December 2016, and on the Nasdaq since December 2016.

We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-283872-3. Our purpose as set forth in our articles of association is to engage in any lawful business.

Our principal executive offices are located at 13 Gad Feinstein Street, Park Rehovot P.O.B 2100, Rehovot 7612002, Israel, and our telephone number is +972-8-931-1900.

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

Principal Capital Expenditures

Our capital expenditures for fiscal years 2016, 2015 and 2014 amounted to $0.6 million, $1.8 million and $3.8 million, respectively. Our capital expenditures during those years consisted of investments in property, plant and equipment. We anticipate our capital expenditures in fiscal year 2017 to include payments for maintenance and improvements of our facilities in order to support our activities.

B.            Business Overview

Overview

We are a leading biotechnology company focused on the improvement of crop productivity and performance, addressing the world’s increasing demand for food, feed and fuel. We have developed a proprietary innovative technology platform, leveraging scientific understanding and computational technologies to harness agriculture ‘Big Data’ in order to develop improved seed traits, innovative ag-chemical products and novel ag-biological products.

Our product development efforts are organized under two business divisions, the Crop Enhancement (CE) division, for the development of products enhancing plant yield and tolerance to abiotic stresses (such as improved tolerance to drought, heat and salinity), and the Crop Protection (CP) division, for the development of products improving plant resistance to biotic stresses (such as resistance to diseases, pests and insects).

Currently, we are primarily developing seed traits for improved yield and abiotic stress tolerance, seed traits for biotic stress resistance, novel herbicides (or “weed killers”) and bio-stimulants, which are microbial-based ag-biological products, applied externally to the plant for yield improvement. The products we develop focus on essential crops, including corn, soybean, wheat, rice, and cotton.

Furthermore, we operate a seed business under our wholly-owned subsidiary, Evofuel Ltd., or Evofuel, currently focusing on the development of improved castor bean seeds to serve as a feedstock source for biofuel and other industrial uses.

Our research and development activities, which focus on the early stages of product development, are performed either as internal product development programs or as part of strategic collaborations with world-leading agricultural companies, including BASF, Bayer, DuPont, Monsanto, and Syngenta, which aim to further develop our discoveries into commercial products. In recent years our relative investment in internal research and development activities has gradually increased, from 59% of total research and development investment in 2014, to 64% in 2015 and to 74% in 2016. We currently research and develop 31 different innovative crop enhancement and crop protection seed traits, ag-chemical products and ag-biological products either independently or as part of more than 10 strategic collaborations.

We are still in the development stages and no product has been commercialized based on our discoveries. We generate substantially all of our revenues from research and development payments under our strategic collaborations in the field of CE seed traits. In the future, we expect to receive milestone payments and royalty revenues under collaborations for the development of seed traits as the traits we discover advance through the product development pipelines of our collaborators and upon commercialization by our collaborators of products containing such traits, as well as research and development, milestone payments and royalty payments under collaborations focused on herbicides and bio-stimulants.

To date, we have identified and filed patent applications for over 4,000 novel genes and genomic elements for the improvement of key traits, hundreds of which are under development in our collaborators’ pipelines.

Our future growth will depend, in part, on our ability to maintain and advance upon our technological competitive advantages and adapt to continuous technological change in our industry. It will also depend, in part, on our ability to maintain and advance upon our existing collaboration agreements as well as enter into new collaboration agreements and expand our research and development initiatives to new technologies and areas of activity.

In 2017, we expect to continue focusing on developing our discoveries towards commercialization, both under our independent product programs and our collaborations, with a view to generating significant milestone and royalty revenues. In addition, we expect to maintain our focus on enhancing our competitive advantage by further investing in our technology infrastructure and research and development capabilities and further developing our ag-chemicals and ag-biologicals businesses. We also intend to complement our future revenue streams by continuing to selectively self-fund a larger portion of our research and development costs, with the goal of capturing a larger share of our collaborators' future revenues.

Following are major occurrences and developments in the Company during 2016 and until the date of this report, presenting advancement in all areas of activity:

▪
With respect to our most significant collaborator in our seed traits activity, Monsanto, in February 2016, we disclosed positive results from the testing of a set of our discovered genes in corn and soybeans in our collaboration utilizing novel "Trait-First" Methodology;

▪
In November 2016, we announced positive field trial results from the Company's ag-biologicals program, which is currently focused on the development of bio-stimulant products. In these tests, candidate microbial strains, identified and predicted by Evogene for their ability to improve corn resistance to drought conditions, yielded positive efficacy and stability results in the first year of field testing;

▪	In February 2017, we entered a collaboration agreement in the area of ag-chemicals with ICL for the development of crop enhancers for the improvement of nutrient use efficiency;

▪
In regards to our independent ag-chemical pipeline for the discovery of novel herbicides, in February 2017, we disclosed positive validation results for ten chemical compounds that have been computationally predicted to impact six of additional targets discovered by the Company.

We have a history of losses, including incurring operating losses of $21.1 million, $17.9 million and $15.3 million, for the years ended December 31, 2016, 2015 and 2014 respectively. For a breakdown of total revenues by segment and by geographic market, see “Item 5.A. Operating Results—Key Measures of Our Performance—Segment Data” and “Item 5.A. Operating Results—Key Measures of Our Performance—Revenues—Geographical Breakdown of Revenues,” respectively.

Industry Background

The field of biotechnology to enhance crop performance and productivity continues to evolve. Agricultural product innovation is increasingly driven by the ability to analyze data, in order to make direct discoveries and gain insights into key underlying biological phenomena of such products. The seeds, ag-chemicals and ag-biologicals industries have witnessed a dramatic increase in the availability of genomic data. This is primarily a result of the introduction of new technologies that facilitate the rapid generation of such data at a significantly lower cost. As a result, the key opportunity, and challenge, for enhancing crop productivity has shifted from data generation to data integration and the analysis of large volumes of data.

We believe that our competitive advantage is based on continuously advancing our proprietary discovery and development infrastructure. This infrastructure is capable of integrating and analyzing vast amounts and multiple types of biological and chemical data, or big data, through the use of proprietary computational technologies comprised of advanced algorithms and predictive methodologies. Our computational technologies are a key part of our broad technology infrastructure that further integrates extensive scientific expertise, public and proprietary genomic, chemical and microbial data, as well as plant, insect and microbial validation and screening systems. Our proprietary discovery and development capabilities, which are scalable and adaptable to a large variety of crops and traits, together with our highly educated and experienced multidisciplinary team of scientists, are, we believe, unique in the industry.

Crop Enhancement (CE) Division

Overview

The CE division develops products to increase crop performance and productivity with its main focus on  enhancing yield, tolerance to abiotic stresses such as drought, heat and salinity and fertilizer use efficiency in key commercial crops, or target crops, such as corn, soy, wheat, rice and cotton.

The CE division is currently active in developing two types of products: (i) CE seed traits, which are seed traits having improved yield, abiotic stress tolerance and fertilizer use efficiency, mainly through biotechnology as well as using advanced breeding methods and (ii) ag-biologicals, currently focusing on microbial-based bio-stimulants, which are microbial-based products to serve as externally-applied treatments for improving yield and abiotic stress tolerance.

In the CE division, we currently generate revenues from research and development payments for discovery and optimization activities under the CE seed traits activity. In the future we also expect to receive milestone payments upon advancement of our seed traits through the product development pipelines of our collaborators and royalties from sales of products by our collaborators.

(i) CE seed traits

Overview

Initiated in 2004, our CE seed traits activity focuses on important seed traits that have a direct impact on crop productivity. Under these programs we seek to identify and prioritize genes and other genetic elements capable of increasing crop yield per acre of land, improving yield, abiotic stress tolerance (i.e., yield stability over varying environmental conditions and tolerance to environmental stress factors, such as drought) and fertilizer utilization. Major seed companies have declared their goal to significantly increase crop yield to meet the growing needs of the world population. We believe that improved seeds will play an important role in supporting the ambitious goal of substantially increasing crop yields in the future. The size of the seed industry is estimated at $37B (Phillips McDougal 2015), and we estimate that the potential value of improving traits such as yield, drought or fertilizer utilization in the major crops of corn and soybean alone could be billions of U.S. dollars.

In this field, we use our expertise in plant understanding and genomics to improve plant performance through biotechnology and advanced breeding, utilizing our predictive biology computational platform. Our proprietary computational technologies, validation techniques and other capabilities enable us to identify promising candidate genes and other genetic elements (such as genetic markers or precise edits of the crop's genes) that have the potential to improve our traits of interest in target crops. The most promising candidates will be used to develop improved seeds, whether via biotechnology (or transgenic approaches), genome editing technologies or advanced breeding methods.

The use of biotechnology, or the genetic modification of plants, involves the direct manipulation of a plant’s genome by inserting a gene into the plant’s DNA. This method of plant improvement provides for a wider range of traits in a plant and may result in more substantial seed trait improvement compared to advanced breeding. In the last few years we witnessed the maturation of genome editing technologies, which enable deletion or modification of specific genomic regions in the crop's genome. This method provides for an expanded technological toolbox for genomic manipulation, allowing for a broad variety of changes potentially resulting in trait improvement without inserting foreign DNA to the plant. Under advanced breeding methods, plants with favorable characteristics are selectively crossed through genomic-guided breeding schemes, with the goal of eventually improving seed traits.

Since we initiated our CE seed trait activity, we have assembled a substantial scientific knowledge center on plant mechanisms and biological pathways associated with yield, abiotic stress and fertilizer use efficiency traits. Currently, we maintain proprietary genomic data from over 200 different plant species, and have two model validation plants that can validate over 1,000 genes annually under different greenhouse and tissue culture validation assays (i.e. tests designed to analyze plant performance under specific growth conditions, for instance, measuring a plant’s greenhouse seed yield under simulated drought conditions).

The product development cycle for seed traits via biotechnology is comprised of five phases. See "—Product Development Cycle—Seed Trait Product Development Cycle." Currently, we specialize in the upstream portion of the development cycle, particularly in the discovery phase (i.e., when candidate genes are identified and validated in model plants), as well as in Phase I supporting development activities via gene optimization and stacking activities to increase trait efficacy, stability and avoid unintended effects, aiming to increase probability to reach product.

In the field of CE seed traits, we collaborate with world leading seed companies, including Biogemma, DuPont and Monsanto, which license the trait-improving genes or other genetic elements that we discover with the goal of introducing them into the seeds of commercial crops, covering a portfolio of 14 key product programs. The products are tailored to address specific market needs across various traits. Under these agreements, hundreds of genes or genetic elements that we have discovered are currently undergoing Phase I testing in our collaborators' pipelines. Generally, under these collaboration agreements, we expect to be entitled to milestone payments when our products reach significant milestones at our partners' development pipelines, and royalties, which we expect to be entitled to once our products are sold to farmers. In addition, under certain of our collaboration agreements we are entitled to research and development payments for our activities under the collaborations. A substantial majority of our collaborations currently focus on improving traits through biotechnology. For more information on our collaborations in this field, see "—Key Collaboration—CE & CP Seed Traits—CE Seed Traits." All of our products under our CE seed traits activity are currently either in the Discovery, Phase I, or Phase II stages.

Product programs

The following table sets forth our key product programs currently under development with our collaborators in the CE seed traits activity:

Program	Trait (GM and/or non-GM)	Crop	Collaborator

1	Yield	Corn	Monsanto, Biogemma (1), DuPont
2	Yield	Soybean	Monsanto
3	Yield	Cotton	Monsanto
4	Yield	Canola	Monsanto
5	Yield	(2)	A consumer goods company (2)
6	Abiotic Stress Tolerance	Corn	Monsanto, Biogemma, DuPont
7	Abiotic Stress Tolerance	Soybean	Monsanto
8	Abiotic Stress Tolerance	Cotton	Monsanto
9	Abiotic Stress Tolerance	Canola	Monsanto
10	Nitrogen Use Efficiency	Corn	Monsanto
11	Nitrogen Use Efficiency	Cotton	Monsanto
12	Nitrogen Use Efficiency	Canola	Monsanto
13	Promoters	Wheat	Bayer (3)
14	Promoters	Cotton	IMA
__________

(1)	The shareholders of Biogemma SAS are Vilmorin & Cie (Limagrain Group), Euralis and RAGT, See "—Key Collaborations—CE & CP seed traits—CE seed traits—Biogemma".

(2)	Crop and collaborator name not disclosed.

(3)
According to the 2014 amendment to the Bayer Wheat Collaboration Agreement, the collaboration's current focus is on promoters discovery. For more information on the Bayer Wheat Collaboration, please see “—Key Collaborations—CE & CP seed traits—CE seed traits—Bayer”.

Our most significant collaboration in the CE seed traits is with Monsanto, addressing yield, drought tolerance and fertilizer utilization in corn, soybean, cotton and canola through biotechnology. The collaboration, initiated in 2008, originally focused on gene discovery using our ATHLETE™ computational technology. A 2011 expansion of the agreement added new research activities, including the use of our proprietary computational technology, Gene2Product™, for increased trait efficacy, mainly applied in Phase I development activities. The collaboration was extended and expanded for a second time in October 2013, further enlarging the scope of our research activities, including application of our computational technologies in the field of CP seed traits to improve corn resistance to Fusarium, a fungus responsible for Stalk Rot disease in corn. With respect to our CE seed traits activities under the extended agreement, the collaboration period (i.e., the period of computational discovery and in-planta validation efforts) is approximately nine years, scheduled to expire at the end of 2017, entitling us to approximately $62.4 million in up-front and research and development payments throughout the collaboration period.

In February 2015 we disclosed that more than 1,000 candidate genes that we identified and validated entered into Monsanto's yield and abiotic stress product development pipeline and that our new gene optimization program was being incorporated into the collaboration, and in February 2016 we disclosed positive results from the testing of a set of our discovered genes in corn and soybeans in our collaboration with Monsanto utilizing novel "Trait-First" methodology. Following these achievements, in mid-2016, the collaboration shifted its focus to gene advancement activities, aimed at using computational approaches to optimize performance of genes showing positive impact in Monsanto target crop trials.

In the future, our agreements in the field of CE seed traits could lead to substantial milestone and royalty payments if our partners commercialize products that incorporate genes or other genetic elements that we license to them.

 (ii) Ag-biologicals

Overview

In mid-2015, we initiated our ag-biologicals activity for developing ag-biological products. Ag-biologicals are externally-applied products from biological sources, such as microbial (micro-organisms) and naturally derived biochemistries, improving crop productivity. The market for ag-biological products is approximately $3 billion, and is believed to demonstrate a substantial annual growth rate of 10-15% year over year (PiperJaffray, Industry Note, August 27, 2013). Ag-biological products are generally divided into two key segments: (i) biostimulants – ag-biologicals for crop enhancement, directly impacting crop yield or abiotic stress tolerance, and (ii) biopesticides – ag-biologicals for crop protection, addressing biotic stresses such as insects, diseases and weeds. The ag-biologicals market is attracting interest from industry leading players owing to its potential impact by providing a new type of product to improve crop productivity, as well as the relatively inexpensive and rapid regulatory process. The product development period is estimated at six to eight years. Our ag-biologicals operations are mainly focused on biostimulants with initial activity in the area of biopesticides, with current biopesticides efforts focusing on infrastructure establishment and product concept assessments.

The “plant microbiome”, meaning the microbial population living close or within the plant, is a promising source for novel biostimulants, contributing to its performance and assisting the plant in addressing threats from its surrounding.

Our activity is focused on discovery and development of next generation microbial based ag-biologicals, converging the plant and microbial worlds to decipher plant-microbiome complex interaction and “cross talk” and, as a result, identify and enhance positive plant-microbiome interactions, resulting with trait improvement. This activity relies on two major scientific and technological developments of recent years, namely: (i) the evolution in understanding of microbiome science, obtained originally in humans and translated into the plant kingdom, and (ii) the establishment of technologies to generate relevant genomic data in a cost effective manner (both in plants and microbial).

Our technological platform includes a proprietary computational platform, validation techniques, formulation and fermentation technologies and other capabilities to enable us to identify and optimize microbial strains, or microbial strain teams, having the potential to improve crop traits of interest, such as yield and drought tolerance, in target crops (for biostimulants products) or fight devastating diseases or insects (for biopesticides products).

To date, we have assembled a broad microbiome-derived strain collection, identified tens of microbial strains validated to improve traits and or yield of a target crop in greenhouse or field experiments.  The best performing microbial strains are currently undergoing pre-development activities such as optimization, formulation and fermentation development.

The product development cycle for ag-biological products is comprised of five phases. See "—Product Development Cycle—Ag-biologicals Product Development Cycle." We are engaged in the development cycle from upstream discovery activity through Pre-Development and Development phases. We expect to license leads following the Development stage to potential partners that will complete the development process and commercialize the products. We have not yet entered into collaborations in this field. During 2016, we have extended our Pre-development and Development capabilities to include relevant fermentation and formulation technologies and capabilities in-house.

Product programs

Currently, our ag-biologicals activity is mainly focused on biostimulant products aimed at improving yield and abiotic stress tolerance in corn, soy and wheat and are all at discovery or pre-development phase.

The following table sets forth our current product programs in the CE ag-biologicals activity:

Program	Ag-biological product	Crop	Development Phase

1	Biostimulants - Yield & abiotic stress tolerance	Corn	Pre-Development
2	Biostimulants - Yield & abiotic stress tolerance	Soy	Discovery
3	Biostimulants - Yield & abiotic stress tolerance	Wheat	Pre-Development

Crop Protection (CP) Division

The CP division develops products to address weed control, insect control and disease control for target crops. The CP division is currently active in developing two types of products: (i) CP seed traits, or biotic stress seed traits, meaning seed traits having improved resistance or tolerance to biotic stresses such as diseases and insects, and (ii) ag-chemicals, focusing on discovery of novel herbicides.
In the CP division, we currently generate revenues mainly from research and development payments for discovery activities under the CP seed traits activity, and expect to receive milestone payments under both the CP seed traits and ag-chemicals activities as our deliverables advance in our collaborators' pipelines. In the future we expect to receive research and development payments for new collaborations under our CP seed traits activities and under our ag-chemicals activities, as well as milestone payments as our discoveries advance in our partners' pipelines and royalty payments from sales of products by our collaborators.

(i) CP seed traits

Overview

Initiated in 2007, our CP seed traits activity focuses on improving plant resistance or tolerance to insects and plant diseases. In this field, we use our expertise in genomics and computational biology to improve plant performance through biotechnology. Our proprietary computational technologies, validation techniques and other capabilities enable us to identify candidate genes that have the potential to improve traits of interest in target crops. The most promising candidate genes are used to develop improved biotechnology seeds. In this field we have entered into collaboration agreements with some of the world’s leading seed and ag-chemical companies, including DuPont, Monsanto and Syngenta, which license the trait-improving genes that we identify with the goal of introducing them into the seeds of commercial crops. The market potential for traits addressing plant insects and diseases is estimated at between $7.5 billion to $8.5 billion, out of which the commercial value of insect resistance products available in the market today is approximately $4.5 billion (source: Context Network, Cropnosis, internal analysis).

The product development cycle for CP seed traits is similar to that of the CE seed trait activity under our crop enhancement division and is comprised of five phases. See "—Product Development Cycle—Seed Trait Product Development Cycle." Currently, we specialize in the upstream stage of the development cycle, particularly in the Discovery phase (i.e. when candidate genes are identified and validated in model plants), as well as in Phase I in optimizing the utilization of discovered genes and stacking activities to increase trait efficacy and probability to reach product.

In the field of CP seed traits, our collaborations cover a portfolio of six products and additional four product programs are developed independently and not under collaborations. The products are tailored to address specific market needs across various traits. Generally, under our collaboration agreements, we expect to be entitled to milestone payments when our products reach significant milestones at our partners' development pipelines, and royalties, which we expect to be entitled to once our products are sold to farmers. All of our existing product programs and collaborations in this field currently focus on improving seed traits through biotechnology.

Product Programs

The following table sets forth our key product programs in the field of CP seed traits under development with our collaborators or as internal product programs:

Program	Trait (GM and/or non-GM)	Crop	Collaborator / Internal Product Program

1	Fusarium	Corn	Monsanto
2	Lygus Hesperus	Cotton	Marrone Bio Innovations
3	Asian Soybean Rust	Soybean	DuPont
4	Soy Cyst Nematode	Soybean	Syngenta
5	Beet Armyworm	Corn	Marrone Bio Innovations
6	Corn Rootworm	Corn	Internal product program
7	Hemiptera	Soybean	Internal product program
8	Lepidoptera	Corn	Internal product program
9	Lepidoptera	Soybean	Internal product program
10	Black sigatoka	Banana	Rahan Meristem

To perform research activities relating to biotic stress, we leverage the expertise and know-how that was generated in our CE seed traits activity. At the same time, we seek to develop unique technological tools and capabilities aimed specifically at biotic stress traits. As the resistance of pests, insects and diseases to existing products that address biotic stress increases, the seed industry seeks more advanced technological solutions to address these resistance issues. We believe that our cutting-edge technologies, expertise and know-how position us to play an important role in assisting the seed and ag-chemical industry in addressing these resistance issues.

During the last three years, we expanded our offering and capabilities with the entry into the field of insect resistance traits. Enhancement of our capabilities in this field includes the incorporation of large amounts of microbial genomic data to our databases, including metagenomics microbial data that represents an untapped diversity of uncultured bacteria, in order to enable discovery of microbial genes that may assist plants to cope with insects. Following the launch in 2015 of BiomeMiner, our dedicated computational technology infrastructure consisting of a proprietary microbial-based database and a dedicated analysis platform for identifying microbial insecticidal toxins, during 2016 we have completed several discovery rounds and have set up our insect validation capabilities at our U.S. site. To date, we have discovered hundreds of candidate toxin genes and tens of such genes have already been successfully validated for having toxic activity, representing potential new toxin families.

Overall, we have established six discovery programs for toxins predicted to provide resistance to three key insect orders, Coleoptera, Lepidoptera and Hemiptera, including our collaboration with Marrone Bio Innovations Inc., or MBI, addressing Lygus Hesperus and Beet Armyworm. For more information on our collaboration with MBI, please see "—Key Collaborations—CE & CP seed traits—CE seed traits—Marrone Bio-Innovations"

In February 2015, we announced the establishment of our U.S. R&D site at the Bio-Research and Development Growth (BRDG) Park in the campus of the Donald Danforth Plant Science Center in St. Louis, Missouri. During 2016 our activities at the site, which features state-of-the-art validation infrastructure and new capabilities for targeting main insect orders and other high impact pests, have significantly scaled-up.

In the coming years, we plan to expand our presence in the field of diseases, nematode resistance and insect resistance through new collaboration agreements. As we undertake new collaborations under this activity, some potentially involving target crops, we expect to broaden our genomic datasets, improve our scientific know-how, update our computational technologies, and develop additional tailored validation assays.

(ii) Ag-Chemistry

Overview

Initiated in 2012, our ag-chemistry activity utilizes our core competency in plant genomics, computational chemistry, structural biology and ‘big data’ integration and analysis to develop novel ag-chemical products. We currently focus on the early stages of the product development pipeline, specifically on the discovery and validation of new herbicides with novel biological mechanisms (or modes of action, MOA). The global market for herbicides is estimated at $25B, out of a total estimated market of $56B for agrochemicals (Source: Phillips McDougall, 2014).

During the last years, we made significant progress in developing the required infrastructure for herbicide discovery: (i) the launch in 2014 of our PoinTar discovery platform, aimed at identifying targets responsible for essential biological processes in weeds, (ii) establishment of a target validation system in plants, (iii) establishment of a chemical database, currently encompassing over 150 million chemical molecules, (iv) the launch in 2015 of our PointHit platform, aimed at discovering new herbicidal chemistries inhibiting the targets in the weed to result in weed mortality, and (v) establishment of a robust high-throughput set of chemical screens in plants to test the predicted chemical compounds for herbicidal activity. During 2016 we made significant progress in achieving successful proof of concept for these technologies.

During 2016, we broadened the scope of our ag-chemistry activity to two additional market segments. First, we began generating basic assets and capabilities in the area of chemical insecticides, which are chemical compounds that prevent key insects from damaging crop yields, and we plan to initiate a small scale R&D effort in this area during 2017. In addition, we initiated activity in the field of crop enhancers, which are chemical compounds that enhance key plant traits (such as yield, drought tolerance, nitrogen utilization etc.), and in January 2017 we entered a first collaboration in this area with ICL, focusing on development of chemical crop enhancers that will enhance nutrient use efficiency in key crops. For more information on our collaboration with ICL, please see "—Key Collaborations—Ag-Chemical Products—ICL"

Product Programs

Invasive plants, such as weeds, are a major cause of crop yield loss as they outgrow the target crops and deprive crops of large amounts of water and nutrients. Extensive use of herbicides, however, results in accelerated weed resistance, creating substantial weed-management problems for growers.

Our herbicide discovery program is designed to assist ag-chemical producers in moving beyond the traditional methods of herbicide discovery by implementing a target-based approach for identifying and developing novel herbicides with new MOA's to address the growing resistance of weeds to existing herbicides. We utilize our expertise in plant genomics, as well as our advanced technologies and know-how, leveraging biology to drive chemical discovery with the target of ultimately developing new herbicides that display new MOA's.

Our process for developing novel herbicides begins with the identification of protein “targets” in plants, meaning proteins that are essential to the plant function and performance, utilizing our proprietary computational platform, PoinTar and our chemical database. The targets we seek are those that, when inhibited (for instance by a chemical), lead to plant death. The candidate targets are then validated in model plants to confirm their essentiality. We then identify “hits”, which are chemical compounds that inhibit these targets, through our PointHit computational platform and screen candidate chemical compound hits to identify those capable of achieving the desired impact on plants. For more information on PoinTar and PointHit computational platforms, see “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licensing—Computational Technologies—Computational Analysis Platforms.”

In July 2015, we announced the discovery and validation of several novel plant targets for herbicides. Our discovered targets have then become the subject of a unique methodology for the discovery of chemical molecules that can inhibit their functionality, resulting in weed death.  These chemical molecules would then serve as the basis for the development of active ingredients in commercial herbicide products.

In December 2015, we entered into our first collaboration agreement in the ag-chemical space with BASF, focusing on discovering novel herbicides. Under the terms of the agreement, Evogene utilizes its biology-driven computational discovery approach to identify candidate chemical hits for novel herbicides, while BASF utilizes its proprietary advanced plant platform to screen the candidate chemical hits validate their biological effects on weeds. Successful candidate chemical hits from this collaboration will be further developed by BASF. For more information on our collaboration with BASF, please see “—Key Collaborations—Ag-Chemical Products—BASF”.

In parallel to the collaboration with BASF, we are working on a set of targets originating from our internal herbicide discovery programs, and we have recently announced that ten chemical compounds that we have identified and that are computationally linked to six of such targets have displayed herbicidal activity on plants. These hits are being advanced in our optimization pipeline.

In January 2017, we entered a first collaboration in the field of crop enhancers with ICL, focusing on development of chemical crop enhancers that will enhance nutrient use efficiency in key crops. This activity brings together the capabilities we have established in the area of ag-chemistry together with the established capabilities and assets we have generated in the area of seed traits. For more information on our collaboration with ICL, please see “—Key Collaborations—Ag-Chemical Products—ICL”

Currently, our product development pipeline includes the following four main product programs:

Product	Product	Crop	Collaborator

1	Non-selective herbicide	All crops	BASF / Internal
2	Grasses selective herbicide	Broadleaves	BASF / Internal
3	Broadleaf selective herbicide	Grasses	BASF / Internal
4	Chemical crop enhancers	Not disclosed	ICL

Seeds

Our wholly owned subsidiary, Evofuel Ltd., or Evofuel, develops seeds for crops with high acreage potential, which have been overlooked by the multinational seed companies. We currently focus on the development of advanced high-yielding castor bean varieties that are non-GM and that can serve as a feedstock source for biofuel and other industrial uses, such as bio-polymers and lubricants.  We initiated these operations in 2007, which were spun-off from Evogene in January 2012 to operate as a separate company. Our initial target market is Latin America, particularly Brazil, Mexico and Argentina, where large scale agriculture is well established. Brazil and Argentina also have established markets for biofuels. We have entered into collaboration agreements with leading domestic companies in these markets, and expect to benefit from their established agriculture production models. In March 2016, we entered an agreement with Castor Fields, S.A.P.I. de C.V., or Castor Fields, a Mexican corporation focused on growing castor in Mexico, as well as producing and commercializing castor oil, under which we have agreed to sell castor seeds to Castor Fields. Our revenues with respect to this initial commercial sale are not significant.

Castor bean is grown today for its high-quality oil, which is used for various products in the bio-polymers and lubricants industries. Though treated as a "low-tech" crop in its key production areas around the world (for example, the castor bean is grown using traditional techniques such as hand picking), the castor bean plant may hold great promise as a source for the alternative fuel industry: oil comprises nearly 50% of the castor bean seed, and the plant itself contains innate characteristics of heat and drought tolerance. We believe that by leveraging our advanced breeding capabilities and methods we can turn castor into a modern crop, having attractive economics as feedstock source for biofuel and other industrial uses, such as bio-polymers and lubricants.  Our offering includes a "full package" to the grower for castor: (i) high yielding varieties with plant structure suitable for mechanized harvest; and (ii) best practices and recommendations to growers on how to grow castor efficiently in large scale. In addition, we collaborate with Case New Holland (CNH), a global leader in designing, producing and selling agricultural and construction equipment, and with the Brazilian Agricultural Research Corporation, EMBRAPA, in customizing solutions for combine harvest. We anticipate that in the first years of commercialization our improved castor bean varieties will address the existing traditional castor oil markets, where the oil is used in a range of industrial products such as bio-polymers, lubricants, paints and cosmetics, and it could be used for the biofuel market beyond that.

For the last few years we have been testing our castor varieties in Latin America, mainly in Brazil, Argentina, and Mexico. Since we are attempting to turn castor into a modernized crop and introducing new protocols for growth, our path to commercialization requires collaborating with domestic companies in Latin America that have local agricultural production operations. Under these collaborations, we provide seeds and growth protocols to integrate castor into their growth cycle.  Pre-commercial activities also included validation by Azevedo, a leading castor seed crusher in Brazil, that the grain harvested meets customer requirements for the down-stream industrial process.

In multiyear and multisets field trials conducted in recent years, our castor varieties have demonstrated the ability to produce castor as a row crop. In 2017 we are continuing the field trialing activity with our different collaborators in the region.

Product development cycle

(i) CE seed traits & CP seed traits

Developing and integrating seed traits into commercial seeds using biotechnology, genome editing or advanced breeding takes, on average, between eight and sixteen years. The length of the process may vary depending on both the complexity of the trait and the type of crop involved. The length of the process of developing seed traits affects the uncertainty of product development; for example, during the development process, the gene may fail to address the performance criteria required to advance to later development stages, changes in the competitive landscape may occur that could affect development and alternative methods of seed improvement may advance.

The development process for seed traits is divided into several discrete steps, or phases, which generally include discovery, validation and development, and end with regulatory approval and commercial launch of a seed product containing the trait. The process for developing seed traits is similar in some aspects for biotechnology and advanced breeding, however, the two differ significantly in later phases of development. For example, receiving regulatory approval for biotechnology seeds is a far more comprehensive and lengthy process than doing the same for advanced breeding seeds. For seed traits developed via genome editing, the technology is in its rather early stages of adoption, with remaining uncertainties regarding certain regulatory and other aspects of product development. The product development process is relatively similar for CE and CP seed traits, thus the description below applies for seed traits developed under both our Crop Enhancement and Crop Protection divisions.

The development process of biotechnology seed traits and their integration into commercial seeds is generally divided into five key phases, as described below. Based on industry benchmarks, analyst assessments and the company's internal estimations, the process typically ranges between ten and sixteen years. This process may vary among different companies and depending on the specific crop and trait of interest. For example, with respect to development phase I ("Proof of Concept", as further detailed below), in our experience, the process of testing genes and other genetic elements by our partners may vary in terms of experimental set up, scope of activity, success criteria, and other aspects, which ultimately have an effect on the duration of such phase.

▪
Discovery: The identification of candidate genes potentially capable of enhancing specified plant traits. These genes are usually introduced into model plants to determine whether the gene (or gene combination) will enhance the specified trait. We usually employ our own advanced greenhouse facilities in Israel to perform model plant validation utilizing Arabidopsis for dicots, such as soybean, canola, cotton and sunflower, and Brachypodium for monocots, such as corn and wheat. In our experience, the Discovery phase typically lasts approximately 18-24 months.

▪
Phase I, or "Proof of Concept": Promising candidate genes are advanced to Phase I, or "proof of concept." In this phase, the genes or gene combinations are inserted into target plants and their efficacy in improving plant performance, including specific plant attributes or target traits such as yield, is tested through greenhouse trials, field trials, or both. During this phase, the genes are also optimized to improve their efficacy, with improved gene constructs then tested again in target crops. Phase I is typically conducted by our collaborators in their own facilities, although we conduct certain proof of concept tests in some of our projects, and in our experience, typically lasts between four to six years.

▪
Phase II, or "Early Development": In this phase, the field tests are expanded, and our collaborators evaluate various modes of use of the genes as well as other characteristics in order to optimize performance on a large scale across various geographical locations and varieties, to reach commercially viable success rates. We expect Phase II to last between two to four years.

▪
Phase III, or “Advanced Development and Regulation”: In Phase III, extensive field tests are used to demonstrate the effectiveness of selected genes in enhancing particular traits, and the process for obtaining regulatory approvals from government authorities is initiated, including conducting tests for potential environmental impact assessments of possible toxicity and allergenicity. Based on current available estimates, we expect Phase III to last between one to two years.

▪
Phase IV, or “Pre-Launch”: Involves finalizing the regulatory approval process and preparing for the launch and commercialization. The range of activities here includes preparing the seeds for commercial sales, formulation of a marketing strategy and preparation of marketing materials. Based on current available estimates, we expect Phase IV to last between one to two years.

As indicated, the estimated timeframes of phase duration and probability of success are mainly based on our experience and estimates according to available information. The development phases may overlap during the product development cycle, and the total development time for a particular product may be longer or shorter than the duration presented above depending on a range of factors, including the type of crop and trait involved, the specifics of the development process undertaken by our partner, the amount of resources available, or devoted to, particular research or collaboration projects, and changes to the product development process implemented by our partner.
(ii) Ag-chemical products

Our activities for the development of ag-chemical products are still in early stages. We are advancing in the process of developing the technologies and platforms that will support our development activities. We plan to pursue a streamlined product development cycle that will improve upon the traditional development models used in the ag-chemical industry.

We expect, based on our expertise, that our activities will focus on the early stages of the development cycle. Specifically, we use our PoinTar and PointHit proprietary computational platforms to identify plant targets and chemical hits that inhibit these targets.

We expect that our collaborators will perform the remaining steps in the product development cycle. Screening resulting with herbicidal hits delivered to partners will be followed by a “hit-to-lead” optimization process, in which the most promising chemical molecules are further assessed and optimized. If this process successfully indicates that certain chemical molecules have a desired effective impact on plants, these molecules may be developed and commercialized into herbicides. In the final phases, any new chemical product will be registered with the proper regulatory authorities and then launched for commercialization. According to publications of key industry players, such development process is likely to last 10-12 years.

(iii) Ag-biological products

We estimate that developing ag-biologicals products based on microbial sources, aiming to achieve a broad range of activity, takes, on average, between six and eight years. The length of the process may vary depending on various factors, including the target market (with each region currently applying different regulatory or registration procedures), the type of application (with different regulatory requirements for biostimulants and biopesticides), the type of natural source serving as active ingredient (microbial and plant extracts, for instance, undergo different upscaling and formulation procedures) as well as the number of active ingredients within the final products, which impacts the development activities required to reach a commercially viable product. As our current focus is microbial-based biostimulants, primarily for the U.S. market, the development cycle presented herein below aims to depict the relevant process.

The development process for microbial-based biostimulants is divided into five discrete steps, or phases, which generally include discovery, pre-development, development, pre-commercialization, ending with registration approval and commercial launch. As this is a relatively young industry, the process is not yet well established and standardized and the below outline was structured based on our experience and internal activities.

▪
Discovery: The first step in the microbial ag-biologicals development process is Discovery, or the identification of candidate microbial strain, or microbial strain teams, having the potential to improve crop traits of interest. A collection of selected microbial strains, or strain teams, is typically tested on the crop(s) of choice in greenhouse screens (for biostimulants), followed by limited field experiments. Based on industry benchmarks and internal estimations, the Discovery phase typically lasts approximately 12-18 months.

▪
Pre-development: Upon successful validation of the candidate microbial strains, or strain teams, promising candidates are advanced to Pre-development. In this phase, initial fermentation and formulation processes are developed and the microbial strains are further tested in greenhouse and field trials, including in the target territory, to examine their efficacy in improving plant performance. The goal of this phase is to determine whether a commercially viable procedure to grow and formulate the microbial stains can be developed, and which candidates have the greatest potential to improve plant performance. Based on industry benchmarks and internal estimations, we expect this stage to last between 18-24 months.

▪
Development: In this phase, the fermentation and formulation procedures are further optimized to allow for commercial scale production, considering other parameters such as relevant stability and shelf life. Field tests commenced in pre-development are expanded and repeated aiming to test efficacy and stability of the candidate product. Based on industry benchmarks and internal estimations, we expect this stage to last between approximately 18-24 months.

▪
Pre-commercialization: In this phase, extensive field tests are undertaken to demonstrate the effectiveness of a candidate product in enhancing particular traits. Additional activities towards launch are performed, including packaging development, registration and go-to-market strategy. Based on industry benchmarks and internal estimations, we expect this stage to last approximately 24 months. We anticipate that this phase would be performed by a collaborator or commercialization partner that will take the lead on product commercialization.

Key Collaborations

CE & CP seed traits

Our seed trait projects are conducted through collaborations with leading seed and ag-chemical companies, with whom we share the development process of improving plant performance. In most cases, we generate revenue from our collaboration agreements at two different points: first, we receive milestone payments when certain specified results are achieved, such as when a candidate gene progresses to a later phase in the product development cycle, or when a product containing our traits is submitted for regulatory approval; Second, we expect to receive royalty payments once a commercial product containing our traits is launched into the market. Royalty payments will generally be made for the longer of a specified number of years after product launch, or for the duration of our applicable patents in the United States. Under several collaboration agreements, we also receive research and development services payments to cover the costs of our research, including our discovery and validation efforts.

CE seed traits

Monsanto

2008 Collaboration Agreement, Amended and Restated in 2011 and 2013

Background and Duties

In August 2008, we entered into a Collaboration and License Agreement with Monsanto. This agreement was amended and restated on two occasions, first in November 2011 and again in October 2013, in both cases extending and expanding the original agreement executed in 2008. We refer to this agreement, as amended, as the Monsanto Collaboration Agreement. With respect to our CE seed traits activities under the Monsanto Collaboration Agreement, the collaboration period (i.e., the period of computational discovery and in-planta validation efforts) is approximately nine years, scheduled to expire at the end of 2017, and for CP seed traits activities, the collaboration period is scheduled to expire in August 2019. Pursuant to the terms of the Monsanto Collaboration Agreement, Monsanto funded a research program in which we applied two different proprietary computational technologies: (i) ATHLETE used to identify genes with the potential to improve yield, nitrogen use efficiency and abiotic stress tolerance in corn, soybean, cotton and canola, and (ii) Gene2Product used to optimize gene performance.

Overall, the discovery phase of the collaboration is now completed, with more than 1,000 genes we identified entering Phase I in Monsanto's product development pipeline for yield and abiotic stress traits, in target crops, a subset of which is now being tested. As part of these efforts, in February 2016, we announced positive results from the testing of a set of our discovered genes conducted by Monsanto, tested pursuant to a recently implemented "trait-first" methodology, according to which genes are first identified and tested for impacting key trait attributes, and then combined to potentially lead to yield improvement. Following these achievements, the collaboration shifted its focus to gene advancement activities, aimed at using computational approaches to optimize performance of genes showing positive impact in Monsanto target crop trials.

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

In addition, we have agreed, for a certain duration, to abide by certain exclusivity provisions concerning our activities and grant of licenses in the specified traits and crops.

Diligence Obligations

We and Monsanto both have minimum diligence obligations under the Monsanto Collaboration Agreement: our diligence obligations surround (i) the discovery and research of candidate genes, and (ii) the discovery and research of recommendations supporting gene-optimization and advancement, while Monsanto is obligated to test a specified number of these genes and recommendations for the purpose of ultimately developing and commercializing products containing the genes.

A failure by us to meet our diligence obligations may have the effect of eliminating or reducing certain Monsanto diligence obligations, and diligence failure by Monsanto may result in the termination of certain of its licenses. While Monsanto has certain diligence obligations under the Monsanto Collaboration Agreement, there is no express requirement that it actually commercialize any products using the genes that we license to it.

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

Consideration and Costs

As of December 31, 2016, we had received approximately $61.6 million in research payments under the CE seed traits part of the Monsanto Collaboration Agreement. This includes an up-front payment of $5 million paid upon entering into the agreement as well as annual data generation and periodic research and development service payments. Between December 31, 2016 and the completion of our research and development activities under the collaboration, which is scheduled to occur in 2019, we have received and expect to receive an additional $0.8 million in research and development services payments from Monsanto. In addition, under the Monsanto Collaboration Agreement, Monsanto is obligated to provide us with milestone payments, which we are entitled to when our products reach significant milestones at Monsanto's development pipeline, as well as royalty payments on any sales or other transfers of products it develops containing our licensed genes. These royalty payments are generally calculated as a percentage of the premium charged on the sale of the seeds containing our licensed genes compared to the sale of similar seeds without the genes.

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

In July 2014, we have announced an amendment to the Bayer Wheat Agreement.  This amendment's main purpose was to shift the collaboration work plan from focusing on the improvement of yield, nitrogen use efficiency, and abiotic stress tolerance of wheat through computational gene and genetic markers discovery, to discovery of genomic promoters predicted to enable desired traits in wheat when used with appropriate genes (promoters are segments of DNA that determine how a gene will be expressed in the plant).

License Grants

Under the Bayer Wheat Agreement, as amended, we granted Bayer an exclusive, worldwide, royalty-bearing license under our patents and know-how to use, solely in wheat, genetic elements we identified during the collaboration in order to grow, commercialize and sell wheat products containing those elements.

Diligence Obligations

Pursuant to the Bayer Wheat Agreement, as amended, we are subject to diligence obligations with respect to the discovery of candidate promoters, including computational identification and model plant validation.

Change in Control

If we experience a change of control, the Bayer Wheat Agreement would remain in effect. However, if we come under the control of a Bayer competitor, Bayer may elect to terminate the collaboration.

Consideration and Costs

Under the Bayer Wheat Agreement, Bayer paid us periodic research and development payments to cover our research and development efforts. Recognition of these periodic research and development payments was substantially completed by year-end 2016. In addition, in connection with entering into the original Bayer Wheat Agreement, in January 2011 Bayer purchased 863,310 of our ordinary shares at a price per share of $13.90, for an aggregate investment of approximately $12.0 million. Under the amended agreement, which focuses on promoters’ discovery, Bayer has agreed to make certain milestone payments subject to the achievement of agreed-upon results.

Biogemma

Background and Duties

In 2006, we entered into a joint research and collaboration agreement with Biogemma SAS, a subsidiary of Limagrain, focusing on improving yield and abiotic stress tolerance in corn. In 2010, we signed a license agreement, replacing the commercialization provisions of the 2006 agreement, and enabling Biogemma and its shareholders (Limagrain, RAGT, Euralis, Sofiproteol and Unigrain) to pursue commercialization of corn products containing our licensed genes. This later agreement remains in effect. The license agreement with Biogemma is our only current agreement pursuant to which a gene we licensed to a collaborator has advanced to Phase II of the product development cycle.

In the early stages of the 2006 agreement, we provided Biogemma with candidate genes that we identified using our ATHLETE™ computational technology, as well as data regarding those genes. We and Biogemma then jointly selected the most promising candidate genes for further validation and testing. At present, the teams focus on optimizing gene performance.

License Grants

Under the 2010 license agreement, we granted Biogemma an exclusive, worldwide, royalty-bearing license to (i) transgenically introduce specified genes into Biogemma corn products for research and development purposes to test the impact of the licensed genes in its own research and development program, and (ii) commercialize and sell corn products containing our licensed genes.

Diligence Obligations

Under the 2010 license agreement, Biogemma is required to use its best efforts to develop, launch and market corn products containing our licensed genes and must achieve certain milestone events within specified timeframes. If it fails to meet those obligations, it may forfeit its license for the relevant gene.

Termination

In addition to each party's right to terminate the 2010 license agreement upon a material breach by the other party or upon the commencement of bankruptcy proceedings against the other party, Biogemma has the right to terminate the 2010 license agreement at any point, if Biogemma determines that the licensed genes will not result in a commercially viable product. Should Biogemma exercise this right, Biogemma would forfeit its licenses.

Consideration and Costs

The license agreement provides for several one-time research and development services payments to cover our prior research and development efforts, which have already been paid by Biogemma, milestone payments, and royalty payments.

A Multinational Consumer Goods Company

Background and Duties

In October 2014, we entered into a Collaboration Agreement with a multinational consumer goods company, focusing on improving yield in a certain field crop through non-GM methods. This is our first collaboration with a consumer goods company and it differs in certain commercial aspects from the typical model of our collaborations with seed companies. The agreement significantly limits the parties' freedom to disclose information on the nature of and the parties to the agreement.

In the framework of the collaboration, we utilize ATHLETE™, our computational gene discovery technology, to identify genes with the potential to improve the desired trait in the target crop when the expression of such genes in the plant is modified. Unlike other collaborations where typically our partners test the performance of our genes in the target crops, under this collaboration we generate new varieties of the target crop using a molecular biology method known as TILLING, and further test the performance of these new varieties before we deliver them to our partner for further development as part of their breeding pipeline. It is expected that our activities under the collaboration will be performed over a period of approximately four years.

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

CP seed traits

Monsanto

As part of the October 2013 amendment and restatement of the Monsanto Collaboration Agreement, we have agreed to apply our computational technologies in the field of biotic stress to identify and offer optimization recommendations for genes providing resistance to Fusarium, a type of fungus that is a main pathogen responsible for Stalk Rot disease in corn (a widespread, yield-reducing disease). All of the genes that we discover are to be tested and validated by us in our model plant systems. Under the Monsanto Collaboration Agreement, the collaboration period for the biotic stress activities (i.e., the period of computational discovery and in-planta validation efforts) is six years, scheduled to expire in August 2019.

For more information on the Monsanto Collaboration Agreement, please see “Item 4. Information on the Company—Business Overview—Key Collaborations—CE & CP seed traits—CE seed traits—Monsanto”.

DuPont

Background and Duties

In 2011, we entered a multi-year research and development collaboration with DuPont to improve resistance to Asian Soybean Rust, or ASR, a devastating fungal disease in soybean. We amended and expanded the agreement with DuPont in October 2013. Pursuant to this collaboration, we applied our proprietary ATHLETE™ computational discovery technology to identify relevant genes having the potential to improve in-plant resistance to ASR. Under the October 2013 amendment, we also added the application of our Gene2Product™ computational technology, enabling us to improve the efficacy of desired traits. The collaboration period under this agreement, including the stages of data generation, gene discovery, and preliminary testing by DuPont, is expected to continue throughout 2018.

License Grants

Under the 2011 agreement, we granted DuPont a worldwide, royalty-bearing, exclusive license to develop and commercialize soybean products containing our licensed genes. We also granted DuPont an option, limited in time, to obtain an exclusive license to use the licensed genes for certain products other than soybean.

Diligence Obligations

The research program under this agreement is to be carried out in accordance with agreed timelines set forth in a project plan. In addition, we had diligence obligations that required us to identify a minimum number of genes intended to improve the target trait (i.e., ASR in-plant resistance), and to provide DuPont with a minimum number of reports describing such identified genes. DuPont’s diligence obligations, on the other hand, require it to test a specified number of genes before advancing any qualified genes through its product development pipeline. If DuPont fails to meet its obligations, some or all of the licenses it received under the agreement may terminate. In addition, under the 2011 agreement, DuPont is also obliged to use commercially reasonable efforts to advance, develop and commercialize products containing our licensed genes. However, at all times, DuPont retains the discretion to stop advancing or developing any products that it determines are not commercially viable, but only at the possible cost of losing some or all of the licenses it was granted.

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

Consideration and Costs

As with our other research and development collaborations, our compensation under the 2011 agreement with DuPont is in the form of milestone payments and royalty payments based on the sales of resulting products. According to the agreement, each party funds its expenses in performing its activities using its own resources and a grant from the Israel-U.S. Binational Industrial Research and Development Foundation, or BIRD. This arrangement likely provides us with higher milestone and royalty payments than in other collaborations where our collaborators fund both our research and their own development costs. In addition, we hold a contractual option to co-invest in the development costs for greater royalty percentages downstream if a product is successfully commercialized.

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

Amendment

In August 2015, we announced an amendment to the Syngenta Collaboration Agreement, pursuant to which we undertake certain validation activities originally mandated to Syngenta.

Duties

Under the collaboration agreement, we use our ATHLETE™ computational analysis platform to assemble and mine our genomic database in order to identify and prioritize genes with the potential to improve nematode tolerance. According to the amended collaboration agreement, we undertake validation activities for the candidate genes discovered.

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

Consideration and Costs

According to the collaboration agreement, Syngenta funded part of our research costs under the collaboration. In case Syngenta exercises its option to continue and develop the genes, it will pay us milestone payments and royalty payments based on sales.

Marrone Bio Innovations (MBI)

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

In May 2016 the parties announced that certain proteins identified as part of the collaboration demonstrated control activity in diet-based insect assays against several target pest insects and that based on these results, selected bioactive proteins are advanced to plant validation. In March 2017 the parties announced that MBI will advance certain novel bacteria and related proteins that we have identified into MBI's bioinsecticide product development pipeline, representing the completion of the collaboration's discovery phase.

License Grants

Under the agreement, we and MBI obtain a worldwide, royalty-bearing, exclusive license to use genes and bio-chemicals identified under the collaboration, for us to develop and commercialize biotechnology seed products and for MBI to develop and commercialize ag-biological products.

Termination

Either party has the right to terminate the research project, with or without cause. The precise effects of such a termination depend on the point in time at which the right is exercised.

Consideration and Costs

Each of MBI and us bears its costs in performing its activities under the research program, using its own resources and a grant from the Israel-U.S. Binational Industrial Research and Development Foundation, or BIRD. Under the terms of the agreement, either party is entitled to royalty payments from sales by the other party of commercial products containing genes or bio-chemicals identified under the collaboration.

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

License Grants

Pursuant to the agreement, BASF obtains a worldwide, royalty-bearing, exclusive license to use and modify chemical compounds that we identify under the collaboration to develop and commercialize weed control products containing such compounds.

Termination

Either party may terminate the agreement upon a material breach by the other party, whereupon the licenses granted to BASF shall terminate.

Consideration and Costs

Under the terms of the agreement, we are entitled to milestone payments upon achievement of certain development milestones as well as royalty payments from sales of products developed under the collaboration.

ICL

Background and Duties

In January 2017, we entered into a collaboration with ICL Innovation, a subsidiary of ICL, for the discovery and development of chemical crop enhancers to enhance nutrient utilization in key crops. Under the terms of the collaboration agreement, we utilize our chemistry and seed trait computational discovery analysis platforms to identify candidate chemicals for crop enhancement while ICL uses its development pipeline to develop successfully validated candidate chemicals towards commercial crop enhancer products.

License Grants

Pursuant to the agreement, ICL holds an option to obtain a worldwide, royalty-bearing, exclusive license to use and modify chemical compounds that we identify under the collaboration to develop and commercialize products containing such crop enhancer compounds.

Consideration and Costs

Under the terms of the agreement, we are entitled to research and development payments. In case ICL exercises its option to obtain research and commercial license to the compounds identified under the collaboration to develop crop enhancer products, we will be entitled to royalty payments from sales of such products.

Seeds

Insolo Agroindustrial

In early 2015, we entered into a collaboration agreement with Insolo Agroindustrial S.A., a Brazilian agribusiness and producer of soybean in Piaui state in the northeastern part of Brazil.

In December 2016, the collaboration agreement was extended by an additional two years with the target of evaluating the agronomic and economic benefits of growing Evofuel's castor varieties for Insolo farms located in the Cerrado, while developing the agronomic know-how to integrate castor into Insolo's production system. According to the collaboration agreement, Evofuel will provide Insolo with castor bean seeds as well as technical growth protocols and agronomic guidance. Insolo, on its part, will provide the land, employees, equipment and other infrastructure required for growing the castor bean crops.

All intellectual property rights relating to the castor varieties vest solely with us. Both parties may terminate the agreement at will, other than during the growing season.

Castor Fields

In 2015 and the first quarter of 2016 we entered into two agreements with Castor Fields, a Mexican corporation that is focused on growing castor in North-West Mexico, as well as producing and commercializing castor oil. The target of the first agreement with Castor Fields was to evaluate the performance of Evofuel's castor varieties in Castor Field's fields in Northwest Mexico, as well as share agronomic know-how. Under such agreement, the seeds were supplied to Castor Fields by Evogene at no cost. Under the second agreement, Evofuel agreed to sell additional castor seeds to Castor Fields during 2016 for commercial use. Revenues to be received by Evofuel with respect to this initial commercial sale are not be significant. In 2017 we are continuing the evaluation of Evofuels castor varieties performance in Mexico.

Castor Oil Argentina

In October 2016, we entered into a three-year collaboration agreement with Castor Oil Argentina S.A., or CASA, an Argentinian corporation aiming to establish a castor oil industry in Argentina to evaluate the performance of Evofuel's castor varieties in CASA's fields in Argentina, as well as share agronomic know-how.

Domrep Energia

In March 2017, we entered into a three-year collaboration agreement with Domrep Energia srl, or DRE, a Dominican Republic corporation engaged in the development of conventional and renewable energy projects in Latin America and Caribbean regions to evaluate the performance of Evofuel's castor varieties in DRE's fields in the Dominican Republic, as well as share agronomic know-how.
Embrapa

In October 2014, we entered a joint research agreement with the Brazilian Agricultural Research Corporation (Embrapa), Brazil's leading agricultural research institution, for the advancement of castor cultivation in Brazil. The cooperation primarily focuses on technologies for controlling castor-specific diseases as well as practices for castor cultivation in rotation with soybean.

We expect the joint research agreement to be extended for an additional two years.

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

Competition

Our market is characterized by intense commercial and technological change, and we face significant competition in many aspects of our business. The seed and ag-chemicals markets in particular are highly consolidated and dominated by a relatively small number of large companies. In order to provide their end-clients (mostly farmers) with cutting-edge products, these companies invest substantial resources in the development of seeds, traits, ag-chemical products and agronomic methods and products. Part of these companies' research and development activity is conducted in-house and part of it is outsourced. Generally, the competitors in our industry can be divided into three groups: (i) seed and ag-chemical companies, including BASF, Bayer, Dow, DuPont, Monsanto, Syngenta and others, with internal research and development units dedicated to development of seed traits and seed external products; (ii) small- to mid-size biotech companies specializing in plant trait enhancement with their own seed trait development programs, such as AgBiome and Keygene and Targeted Growth; and (iii) academic and agricultural research institutions that grant licenses to third parties for the use of identified genes and other DNA fragments. The ag-biologicals market is an emerging segment, where on the one hand many small-mid size companies are active in research, development and commercialization and on the other hand, a significant trend of consolidation activities is taking place by the seed and ag-chemical companies.

We believe that our competitive advantage lies in our ability to assemble large amounts of genomic and phenotypic data and to analyze that data using our key computational technologies, enabling us to identify and prioritize genes, targets, chemical compounds and microbial more accurately, efficiently and quickly than is common in our industry. We also utilize our proprietary tools to enable the support along the development process through optimization of genes, chemistries and microbial product candidates. In addition, we continue to accumulate and expand our plant genomic database, drawing partly on publicly available data, partly on our plant experiments and field trials, and partly on research and experimentation results from our collaborators. Certain seed and ag-chemical companies specializing in seed traits may, however, have candidate hits or leads that are in more advanced stages of product development and commercialization, and these relate to or directly compete with the same type of products we are currently developing. To remain competitive in our industry, we pursue three main strategies: first, we invest in the improvement of our key technologies, focusing especially on our proprietary computational technologies. Second, we focus on increasing our discovery and development capabilities, including by on-going feedback from validation results in our different areas of activity, as well as improving our validation systems, thus enhancing our ability to discover and classify new product candidates in greater numbers. Finally, we seek to protect our intellectual property rights through patent application and prosecution in the jurisdictions where we operate, including the United States, India, China, Brazil, Argentina and Canada.

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

Our activities, as well as those of our subsidiary, Evofuel, in the field of seeds and biofuels, are regulated by the Ministry of Environmental Protection. Pursuant to these regulations, we are required, among other things, to (i) obtain toxins permits, which allow us to conduct experiments using “hazardous materials,” as such term is defined in the applicable regulations, and (ii) follow special rules regarding waste disposal. Violation of these regulations may expose the company to criminal penalties, administrative sanctions and responsibility to compensate those injured for any environmental damages.

Ag-chemicals

Our Activities in the area of ag-chemicals are performed at our labs in Israel and are regulated by the provisions of several Israeli governmental agencies. Violation of these regulations may expose us to criminal or civil actions and may impose liability on us. Our current activities in ag-chemicals does not subject us to further government regulation beyond that which applies to us due to our seed traits.

Ag-biologicals

Ag-biologicals is a new and evolving sector and as a result the regulation framework is changing rapidly in recent years and may change further in the coming years.

As an Israeli company, our activities in the fields of microorganisms are regulated by ISARD, which are responsible for product registration and regulation. Our activities are subject to various laws, regulations, orders and procedures. Violation of these regulations may expose the company to criminal penalties. Pursuant to these regulations, we may be obligated to obtain separate permits to own and operate our experimental activities in Israel, and we are routinely inspected by ISARD.

Regulation of Products

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

Examples of regulations our collaborators may need to apply for include, in the United States, approvals required by the United States Department of Agriculture, or USDA, prior to the commercial sale of genetically modified products. The USDA’s review and deregulation process for biotech products is costly and time-intensive, with no guarantee of success. In the United States, collaborators may also need to seek regulatory approval from the United States Environmental Protection Agency, or EPA, which regulates the marketing and use of new plant pesticides and herbicides. In addition, in Brazil, the commercialization of biotech products is regulated by the National Technical Commission of Biosafety, Comissão Técnica Nacional de Biossegurança, or CTNBio under the Ministry of Science and Technology. The approval process involves data collection and analysis, environmental impact assessments and public hearings on certain products, and is similarly costly and time-intensive.

Ag-chemicals

Regulatory approvals are required prior to the commercialization and importation of ag-chemical products in most countries. Most of the key target markets where we anticipate our collaborators to sell ag-chemical products containing our compounds, including the United States, European Union, Brazil and Argentina, will require such regulatory approvals prior to the commercialization of such products. Pursuant to our collaboration agreement in the field of ag-chemicals, our collaborators will apply for all required regulatory approvals prior to commercialization of the products we develop with them.

Examples of regulations our collaborators may need to apply for include numerous tests assessing the potential effects of the new active ingredient on mammals. These include tests on acute toxicity, carcinogenicity, mutagenicity and reproduction. Results from this stage will be fed into the chemistry and formulation development stages. In order to sell a crop protection ag-chemical product in most countries, both the product and its active ingredient first need to be registered. This process may require the submission of over 100 toxicology and ecotoxicology studies, as well as detailed information on the chemistry of the active ingredient and the product. In the United States, collaborators may need to seek regulatory approval from the EPA, which regulates the marketing and use of new plant pesticides and herbicides. In addition, in Brazil, the commercialization of ag-chemical products is regulated also among Anvisa, the federal agency in charge of evaluating pesticide health risks. The approval process involves data collection and analysis, environmental impact assessments and public hearings on certain products, and is similarly costly and time-intensive.

Ag-biologicals

In general, the regulatory landscape in the relatively fast evolving field of ag-biological products is developing and may change in the next few years. In most countries regulatory approvals for ag-biologicals (biostimulants and biopesticides) are required for three main activities: (i) importation of microbial into a commercially relevant country, (ii) field testing in a commercially relevant countries, (iii) commercialization of ag-biological end-products.

Complexity of regulatory processes vary between biostimulants and biopesticides and between regulatory organizations. The key target markets where we anticipate to commercialize our products, the U.S. and the EU, will require such regulatory approvals. We are familiar with the relevant requirement needs (if needed, we use external consultancy) and apply required ag-biologicals regulatory approvals for the activities we perform.

In the United States, the key focus market at our current activity, the USDA's Animal and Plant Health Inspection Service, or APHIS, is responsible for importation and field release permits for ag-biological products and the EPA leads the approval process of commercial products. Most US states also require registration process for commercial products.

Under current EPA guidance, biostimulants are regarded as plant inoculants, which currently does not require any regulatory action at the federal level, but require registration and approvals at the state level. Biopesticides require regulation approvals both at the federal and the state level. State level regulation processes vary between states.

In the EU, biostimulants are currently regarded as part of the fertilizer regulation, and biopesticides are regarded as part of the plant protection regulation.

C.            Organizational Structure

As of the date of this report, we held directly and indirectly the percentage indicated of the outstanding capital stock of the following subsidiaries:

Name of Subsidiary	Jurisdiction	Ownership Interest
Evofuel Ltd.	Israel	100%
Evogene Inc.	Delaware	100%
Leviev-Evogene Namibia (PTY) Ltd.	Namibia	100%
Biomica Ltd.	Israel	100%

D.            Property, Plants and Equipment

Our principal facility is located in Rehovot, Israel and consists of 3,209 square meters (approximately 34,500 square feet) of leased office space accommodating our corporate offices, our molecular and microbial labs and our crop protection labs. The lease for these offices and labs expires on December 31, 2018.

We perform most of our research and plant validation work at our “Evogene Farm,” located on two adjacent lots we lease outside Rehovot. The first lease covers approximately 13,500 square meters (or approximately 145,000 square feet) of land, and expires on July 21, 2018. The second lease covers approximately 10,000 square meters (approximately 108,000 square feet) of land and expires on May 14, 2021, and we hold an option to renew such lease for an additional 60 months. The Evogene Farm contains 37 greenhouses, which are used for gene validation in model and target plants, plant propagation, and plant nurseries. In addition, the Evogene Farm contains warehouses, office facilities and seed banks.

In 2015, we established a research and development facility in the Bio-Research and Development Growth (BRDG) Park, developed by Wexford Science & Technology, a BioMed Realty Company, in the campus of the Donald Danforth Plant Science Center in St. Louis, Missouri. We signed a 6 years lease agreement, expiring November 1, 2021 and covering approximately 5,753 square feet lab facility to accommodate our insect resistance research.

Unless otherwise stated, all of our facilities are fully utilized. We have no material tangible fixed assets apart from the leased properties described above.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2016 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS as issued by the IASB. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “Item 3.D. Risk Factors” and “Special Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

Summary

We are a leading biotechnology company focused on the improvement of crop productivity and performance, addressing the world's increasing demand for food, feed and fuel. We have developed a proprietary innovative technology platform, leveraging scientific understanding and computational technologies to harness agriculture 'Big Data' in order to develop improved seed traits, innovative ag-chemical products and novel ag-biological products.

Our product development efforts are organized under two business divisions, the Crop Enhancement division, for the development of products enhancing plant yield and tolerance to abiotic stresses (such as improved tolerance to drought, heat and salinity), and the Crop Protection division, for the development of products improving plant resistance to biotic stresses (such as resistance to diseases, pests and insects).

Currently, we are primarily developing seed traits for improved yield and abiotic stress tolerance, seed traits for biotic stress resistance, novel herbicides (or "weed killers") and bio-stimulants, which are microbial-based ag-biological products, applied externally to the plant for yield improvement. The products we develop focus on essential crops, including corn, soybean, wheat, rice, and cotton.

Furthermore, we operate a seed business under our wholly-owned subsidiary, Evofuel Ltd., or Evofuel, currently focusing on the development of improved castor bean seeds to serve as a feedstock source for biofuel and other industrial uses.

Our research and development activities, which focus on the early stages of product development, are performed either as internal product development programs or as part of strategic collaborations with world-leading agricultural companies, including BASF, Bayer, DuPont, Monsanto, and Syngenta, which aim to further develop our discoveries into commercial products. In recent years our relative investment in internal research and development activities has gradually increased, from 59% of total research and development investment in 2014, to 64% in 2015 and to 74% in 2016. We currently research and develop 31 different innovative crop enhancement and crop protection seed traits, ag-chemical and ag-biological products either independently or as part of more than 10 strategic collaborations. We are still in the development stages and no product has been commercialized based on our discoveries.

Key Measures of Our Performance

Revenues

Our revenues are principally derived from research and development payments under our collaboration agreements and related arrangements with our collaborators under our CP and CE seed traits operations, Revenues from our collaboration with Monsanto accounted for approximately 77% of our revenues for the year ended December 31, 2016. See "Item 4.B. Business Overview—Key Collaborations." We have not yet generated any revenues from our ag-chemicals and ag-biologicals businesses. We expect our revenues to decrease due to net decrease in the research and development payments we receive in accordance with the work plans under our various collaboration agreements, including changes in the scope and nature of our activities as part of its yield and stress collaboration with Monsanto, whereby resource intensive activities, such as novel gene discovery and validation, increasingly evolve to optimization activities supporting Monsanto's ongoing development of our genes.

Under our collaboration agreements and related arrangements, our revenues are paid to us in one or more of the following four different forms of payments:

Periodic Payments for Research and Development Services

Periodic payments for research and development services are payments we receive primarily on a quarterly basis from our collaborators as consideration for the research and development services we provide them. These payments are recognized as revenues over the duration of the relevant contract based on the proportion of actual costs incurred for each reporting period to the estimated total costs of the collaboration. Revenues from periodic payments for research and development services performed under our collaboration agreements, all of which under the CE and CP seed traits operations, amounted to $6.3 million and accounted for approximately 96.3% of our total revenues for the year ended December 31, 2016.

Up-front Payments

We also derive a portion of our revenues from up-front payments made under our agreements with Monsanto and Bayer. Up-front payments primarily represent payments we received upon entering into collaboration agreements for research and development services. These up-front payments are recognized as revenues over the duration of the relevant contract based on the proportion of actual costs incurred for each reporting period to the estimated total costs of the collaboration. Revenues derived from up-front payments under our agreements with Monsanto and Bayer amounted to approximately $0.2 million and accounted for approximately 3.1% of our total revenues for the year ended December 31, 2016.

Share Purchases

We also entered into share purchase agreements with Monsanto and Bayer, which were signed in contemplation of our collaboration agreements with them. We attribute the proceeds from arrangements under these agreements to the value of our ordinary shares issued to Monsanto and Bayer at the time of the investments as well as to the services we perform under the collaboration agreements. As a result, we recognize as revenues the excess payment, which is the consideration investors paid for our ordinary shares over the market value of our ordinary shares traded on the TASE at the time of the investment. This excess payment is recognized as revenues beginning on the date of the investment, for the duration of the contract based on the proportion of actual costs incurred for each reporting period to the estimated total costs of the collaboration. We also recorded revenues with respect to Monsanto's put option. We recognized as revenues the fair value of the put option with Monsanto throughout the term of the agreement, based on the proportion of actual costs incurred for each reporting period to the estimated total costs of the collaboration. Total revenues from the excess amounts on the purchase of our ordinary shares by Monsanto and Bayer as well as the Monsanto put option amounted to $0.04 million and accounted for approximately 0.6% of our total revenues for the year ended December 31, 2016.

Milestone and Royalty Payments

We also derive, to a lesser extent at this stage of our business, a portion of our revenues from milestone payments paid by our collaborators upon the occurrence of certain specified events pursuant to the agreements with our collaborators. We did not record revenues for the year ended December 31, 2016 from milestone payments.

Most of our agreements with collaborators also provide for royalty payments based on the sales or transfer of products our collaborators develop that contain the traits we discover and license to them. The calculation of royalties varies by collaboration, and is typically based on the value that the trait we provide adds to the end product. For example, the royalties we expect to be entitled to receive pursuant to our collaboration with Monsanto will be a percentage of the commercial value conferred by the trait we provide on the end product Monsanto sells. We have not yet generated revenues from royalty payments.

Geographical Breakdown of Revenues

The following table presents net revenues by geographic breakdown of customers as a percentage of net revenues for the periods indicated. This data refers to the location of the customer and does not take into consideration the location of the end-user (to the extent it is different).

	Year ended December 31,
Geographical Region:	2016	2015	2014
United States	89%	86%	73%
Germany	11%	14%	27%
Total	100%	100%	100%

Cost of Revenues

Cost of revenues primarily consists of development costs incurred in conjunction with our collaborations, which include salaries and related personnel costs (including share-based compensation) for our research and development employees working on the collaborations, payments to third party suppliers that assist us in producing genomic data and the cost of disposable materials (such as seeds, laboratory supplies, fertilizer, water and soil). Cost of revenues also includes operational overhead costs such as depreciation of our property, plant and equipment, costs related to leasing and operating our office and laboratory facilities and greenhouses and expenses related to retaining advisors, which primarily consist of biological experts. We expect our cost of revenues to decrease due to changes in the scope and nature of activities performed under our collaborations, in accordance with the work plans under those collaborations.

Operating Expenses

Research and Development Expenses: Research and development expenses primarily consist of costs related to our internal or independent research and development activities, as opposed to development costs incurred in connection with our collaborations (which are included in cost of revenues). These activities include developing and improving our computational, scientific and validation technologies, know-how and capabilities used by our product divisions as well as research and development conducted mainly under our ag-chemicals, ag-biologicals, and seeds operations. Research and development costs include salaries and related personnel costs (including share-based compensation), payments to third party suppliers mainly with respect to producing genomic data, cost of disposable materials, operational overhead costs, which include costs related to leasing and operating our office, laboratory facilities and greenhouses, and depreciation of property, plant and equipment. Expenses related to our intellectual property, such as legal and other costs associated with patent applications, are also included as research and development expenses. We expect that our research and development expenses will remain at the current level.

Business Development Expenses: Business development expenses consist of costs primarily related to maintaining our relationships with our collaborators and establishing new collaborations. These costs include salaries and related personnel costs (including share-based compensation), expenses incident to business travel, legal and professional services. We expect our business development expenses will increase as we pursue additional collaborations for our key growth segments.

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

Financing Income and Expenses

Financing income consists primarily of interest income on our cash bank deposits and securities, income related to a revaluation of the marketable securities we hold, which consist of corporate bonds and government treasury notes, and foreign currency exchange income. Financing expenses consist primarily of expenses related to bank charges and commissions, expenses related to a revaluation of the marketable securities we hold, and foreign currency exchange expense. The interest due on government grants is also considered a financial expense, and is recognized beginning on the date on which we receive the grant until the date on which the grant is expected to be repaid.

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carryforward tax losses totaling approximately $55 million as of December 31, 2016, to be carried forward indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carryforward tax losses.

Our U.S. subsidiary, Evogene Inc., is subject to U.S. income taxes. In 2016 the weighted tax rate applicable to Evogene Inc. was approximately 26% (federal tax and state tax where the company operates).

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

Our seed traits operations utilize our expertise to develop seed traits enhancing plant yield and tolerance to abiotic stresses (such as improved tolerance to drought, heat, and salinity), or Crop Enhancement, as well as seed traits for improving plant resistance to biotic stresses (such as resistance to diseases, pests, and insects), or Crop Protection. Currently, our ag-chemical operations utilize our expertise to develop novel herbicides (or new "weed killers") and our ag-biological operations focus on development of bio-stimulants (microbial-based products applied externally to the plant for yield improvement).

▪	Evofuel: Our Evofuel segment develops improved species of the castor bean plant to serve as a source of feedstock for biofuel and other industrial uses.

The following table presents our revenues and operating loss by segment for the period presented:

	Evogene	Evofuel	Total
	(in thousands)
Year ended December 31, 2016
Revenues	$6,540	$-	$6,540
Operating loss	$(20,168)	$(921)	$(21,089)

Year ended December 31, 2015
Revenues	$11,129	$-	$11,129
Operating loss	$(16,146)	$(1,775)	$(17,921)

Year ended December 31, 2014
Revenues	$14,511	$-	$14,511
Operating loss	$(13,078)	$(2,178)	$(15,256)

Our revenues for the years ended December 31, 2016, 2015 and 2014 were generated entirely from the Evogene segment. Both operating segments recorded losses in 2016.

A.            Operating Results

Comparison of Period-to-Period Results of Operations

The following table sets forth our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2014		2015		2016
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(in thousands)
Consolidated Statements of Comprehensive loss:

Total Revenues	$14,511	100%	$11,129	100%	$6,540	100%
Cost of revenues	9,709	66.9	8,255	74.2	5,639	86.2
Gross profit	4,802	33.1	2,874	25.8	901	13.8
Operating Expenses:
Research and development, net	14,022	96.6	14,449	129.8	16,405	250.8
Business development	1,851	12.8	1,964	17.6	1,696	25.9
General and administrative	4,185	28.8	4,382	39.4	3,889	59.5
Total operating expenses	20,058	138.2	20,795	186.9	21,990	336.2
Operating loss	(15,256)	(105.1)	(17,921)	(161.0)	(21,089)	(322.5)
Financing income	2,242	15.5	2,571	23.1	2,424	37.1
Financing expenses	(1,516)	(10.4)	(1,863)	(16.7)	(891)	(13.6)
Loss before taxes on income	(14,530)	(100.1)	(17,213)	(154.7)	(19,556)	(299.0)
Taxes on income	-	-	-	-	36	0.6
Net loss	(14,530)	(100.1)	(17,213)	(154.7)	(19,592)	(299.6)
Other comprehensive income (loss):
Loss from cash flow hedges	(222)	(1.5)	(45)	(0.4)	-	-
Amounts transferred to the statement of profit or loss for cash flow hedges	-	-	267	2.4	-	-
Total comprehensive loss	$(14,752)	(101.7)%	$(16,991)	(152.7)%	$(19,592)	(299.6)%

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues

Our total revenues decreased by $4.6 million, or 41.2%, to $6.5 million for the year ended December 31, 2016 from $11.1 million for the year ended December 31, 2015.

Revenues primarily consisted of research and development payments, reflecting R&D cost reimbursement under certain of our collaboration agreements. The majority of these agreements also provide for development milestone payments and royalties or other forms of revenue sharing from successfully developed products, and therefore, longer term, we anticipate that our future revenues and profitability will largely reflect the receipt of such payments from existing and future collaborations.

This decline reflects the net decrease in such research and development payments in accordance with the work plans under our various collaboration agreements. It includes changes in the scope and type of activities undertaken by us as part of our yield and stress collaboration with Monsanto, whereby resource intensive activities, such as novel gene discovery and validation, evolved to focus increasingly on optimization activities supporting Monsanto's ongoing development and advancement efforts of our discovered genes.

Cost of Revenues

Cost of revenues decreased by $2.7 million, or 31.7%, to $5.6 million for the year ended December 31, 2016 from $8.3 million for the year ended December 31, 2015. The net decrease primarily related to the change in the scope and type of activities performed under our collaboration with Monsanto.

Gross Profit

Gross profit decreased by $2.0 million, or 68.6%, to $0.9 million for the year ended December 31, 2016 from $2.9 million for the year ended December 31, 2015. This decrease was mainly a result of the decrease in the activity under our collaborations, as described above.

Operating Expenses

Research and Development Expenses, net. Research and development expenses increased by $2.0 million, or 13.5%, to $16.4 million for the year ended December 31, 2016 from $14.4 million for the year ended December 31, 2015. The increase in these expenses largely related to the expansion of activities, primarily focused on the development of computational platforms, as well as discovery and validation activities in our key growth segments (insect control activity under our seed traits segment, ag-chemicals and ag-biologicals).

Business Development Expenses. Business development expenses decreased by $0.3 million, or 13.6%, to $1.7 million for the year ended December 31, 2016 from $2.0 million for the year ended December 31, 2015. The decrease mainly related to a decrease in non-cash share-based compensation expenses and to a decrease in salaries and benefits.

General and Administrative Expenses. General and administrative expenses decreased by $0.5 million, or 11.3%, to $3.9 million for the year ended December 31, 2016 from $4.4 million for the year ended December 31, 2015. This decrease was primarily attributable to a decrease in non-cash share-based compensation expenses.

Financing Income and Expenses

Financing Income. Financing income decreased by $0.2 million, or 5.7%, to $2.4 million for the year ended December 31, 2016 from $2.6 million for the year ended December 31, 2015. This decrease was primarily attributable to a decrease in interest income.

Financing Expenses. Financing expenses decreased by $1.0 million, or 52.2% to $0.9 million for the year ended December 31, 2016 from $1.9 million for the year ended December 31, 2015. This decrease was primarily attributable to the changes in the fair value of marketable securities that we hold and to devaluation of investments we made in 2015.

Taxes on Income

We did not record or pay taxes on income for the year ended December 31, 2016 in Israel due to our net loss for the year. We recorded taxes in the amount of $0.04 million with respect to Evogene Inc.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues

Our total revenues decreased by $3.4 million, or 23.3%, to $11.1 million for the year ended December 31, 2015 from $14.5 million for the year ended December 31, 2014.

Total revenues included (i) research and development payments, including up-front payments, and (ii) share purchase related revenues.

(i) Revenues from research and development payments included periodic payments for research and development services generated under our collaboration agreements primarily with seed companies, as well as up-front payments received under these agreements, which are recognized as revenues over the duration of the relevant agreement. R&D revenues for 2015 were $11 million, compared to $14.2 million for 2014. The decline was primarily related to the amendment to our collaboration work plans with Bayer and Syngenta.

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

Operating Expenses

Research and Development Expenses, net. Research and development expenses increased by $0.4 million, or 3.0%, to $14.4 million for the year ended December 31, 2015 from $14.0 million for the year ended December 31, 2014. The increase in these expenses largely derives from (i) the expansion in self-funded activities, mainly in our key growth engines – insect control including our new U.S. site expenses, ag-chemicals, and ag-biologicals and (ii) an increase in non-cash share-based compensation expenses. These increases were partially offset by the increase in the exchange rate USD/ILS reducing the company’s ILS expenses in terms of USD.

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

Financing Income and Expenses

Financing Income. Financing income increased by $0.4 million, or 14.7%, to $2.6 million for the year ended December 31, 2015 from $2.2 million for the year ended December 31, 2014. This increase was primarily attributable to an increase in interest income.

Financing Expenses. Financing expenses increased by $0.4 million, or 22.9% to $1.9 million for the year ended December 31, 2015 from $1.5 million for the year ended December 31, 2014. This increase was primarily attributable to the changes in the fair value of marketable securities that we hold.

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

Share-Based Compensation

We account for share-based compensation in accordance with the fair value recognition provision of IFRS guidance on share-based compensation. Under these provisions, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Share-based compensation expense was $2.9 million in 2016. We selected the binomial option-pricing model as the most appropriate method for determining the estimated fair value of our share-based compensation. The determination of the grant date fair value of options using an option-pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the estimated period of time that we expect employees to hold their options, the expected volatility of our share price over the expected term of the options (estimated using historical data from prior years, including historical forfeiture rates), share option exercise and cancellation behaviors, risk-free interest rates, expected dividend yields (assumed to be zero as we have historically not paid and do not intend to pay dividends on our ordinary shares) and the price of our ordinary shares. Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value. If such factors change and we employ different assumptions for future grants, our compensation expense, in connection with future grants, may differ significantly from the amounts that we have recorded in the past. In addition, our compensation expense is affected by our estimate of the number of awards that will ultimately vest. In the future, if the number of equity awards that are forfeited by employees is lower than expected, the expense recognized in future periods will be higher.

Government Grants

Government grants received from the OCS, BIRD and CIIRDF are recognized as a liability if future economic benefits are expected from the projects that will result in royalty-bearing sales.

A liability for the grant is first measured at fair value using a discount rate that reflects a market rate of interest. The difference between the amount of the grant received and the fair value of the liability is accounted for as a government grant and recognized as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method. Royalty payments we make to repay the grant are treated as a reduction of the liability. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of research and development expenses, in which case, the royalty obligation is treated as a contingent liability.

There is uncertainty regarding the estimates of future cash flows and the estimate of the capitalization rate that is used for determining the amount of the liability recognized. At the end of each reporting period, we evaluate whether there is reasonable assurance that the liability recognized, in whole or in part, will not be repaid (since we will not be required to pay royalties) based on the best estimate of future sales, and if so, the appropriate amount of the liability is recognized as a reduction of research and development expenses.

Recently Issued Accounting Standards

A number of new standards, amendments to standards and interpretations were not yet in effect for the year ended December 31, 2016, and have not been applied in preparing our consolidated financial statements as of that date. For more information on these accounting standards, please see Note 4 to the financial statements.

Impact of Israeli Tax Policies and Government Programs on our Operating Results

Tax regulations have a material impact on our business, particularly in Israel where we have our headquarters. The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. In 2016, the corporate tax rate was 25% (in 2014 and 2015, the corporate tax rate was 26.5%, in 2017, the corporate tax rate is 24% and as of 2018, the corporate tax rate will be 23%). However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise or a Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to tax at the prevailing regular corporate tax rate.

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

The Investment Law was significantly amended effective April 1, 2005 (the “2005 Amendment”), further amended as of January 1, 2011 (the “2011 Amendment”) and further amended as of January 1, 2017 (the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead irrevocably to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax Benefits Prior to the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise”, is entitled to certain benefits. A company that wished to receive benefits as an Approved Enterprise must have received an approval from the Israeli Authority for Investments and Development of the Israeli Ministry of Industry and Economy, or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment including sources of funds and by the physical characteristics of the facility or other assets.

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

The 2005 Amendment changed certain provisions of the Investment Law. As a result of the 2005 Amendment, a company was no longer required to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the Alternative Track (the certificate of approval from the Investment Center will only be necessary for receiving cash grants). Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment (referred to as a “Beneficiary Enterprise”). A company that has a Beneficiary Enterprise may, at its discretion, approach the Israel Tax Authority for a pre-ruling regarding its eligibility for benefits under the 2005 Amendment.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further be increased in the future by 1.4% per annum and meet additional criteria stipulated in the amendment. In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment in fixed assets in the Beneficiary Enterprise, which investment meets certain conditions set forth in the amendment for tax benefits, including exceeding a minimum investment amount specified in the Investment Law. Such investment entitles a company to receive “Beneficiary Enterprise” status with respect to the investment, and may be made over a period of no more than three years from the end of the year in which the company chose to have the tax benefits apply to its Beneficiary Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Beneficiary Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Beneficiary Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depends on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income generated by the Beneficiary Enterprise for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year if it is a qualified FIC, as explained above. The benefits period is limited to 12 or 14 years from the year the company first chose to have the tax benefits apply, depending on the location in Israel of the Beneficiary Enterprise.

A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable if such income had not been tax-exempted. Dividends paid out of income attributed to a Beneficiary Enterprise (or out of dividends received from a company whose income is attributed to a Beneficiary Enterprise) are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The 15% tax rate is limited to dividends and distributions out of income attributed to a Beneficiary Enterprise during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at such lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

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

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Such corporate tax rates were reduced from 15% and 10% for non-specified and specified development zones to 12.5% and 7%, respectively, in 2013 and then increased to 16% and 9% in 2014 and 2015 through 2016, respectively. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for a Preferred Enterprise located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Our facilities are not located in a specified development zone.

Dividends paid out of preferred income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (however, if such dividends are subsequently distributed to individuals or non-Israeli company withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, will apply (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate)). The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which chose to receive grants and certain tax benefits under the Grant Track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; (ii) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise under the Alternative Track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; and (iii) a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

We have reviewed and evaluated the implications and effect of the benefits under the 2011 Amendment, and, while potentially eligible for such benefits, we have not yet chosen to be subject to the tax benefits introduced by the 2011 Amendment.

New Tax benefits under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017, subject to the publication of regulations expected to be released before March 31, 2017.  The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will therefore enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law.  The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (referred to as OCS).

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will therefore enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from OCS. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are subject to withholding of tax at source at the rate of 20%, and if distributed to a foreign company and other conditions are met, the tax withholding rate will be 4%.

We are examining the impact of the 2017 Amendment and the degree to which we will qualify as a Preferred Technology Enterprise or Special Preferred Technology Enterprise, and the amount of Preferred Technology Income that we may have, or other benefits that we may receive from the 2017 Amendment.

From time to time, the Israeli government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

B.            Liquidity and Capital Resources

Our working capital requirements generally reflect the growth in our business and have historically been provided by cash raised from our investors, payments from our collaborators and government grants. As of December 31, 2016, we had cash, marketable securities and short term bank deposits of $88.2 million and working capital of $84.3 million, which is calculated by subtracting our current liabilities from our current assets. As of December 31, 2016, we had $3.4 million of outstanding indebtedness related to government grants. We expect that our working capital and capital investment needs will be funded for the foreseeable future mainly by our cash and cash equivalents, marketable securities and bank deposits we hold as well as from payments from our collaborators. Currently, our principal uses of cash are to fund our operations. In the future, cash may serve us in effecting M&A transactions for achieving inorganic growth in our different segments of operation. We believe that our existing cash and cash equivalents, marketable securities and short-term bank deposits as of December 31, 2016 will be sufficient to meet our projected cash requirements for at least 12 months.

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

Cash Flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Net cash used in operating activities	$(8,895)	$(12,407)	$(11,693)
Net cash provided by (used in) investing activities	(84,030)	17,387	4,028
Net cash provided by financing activities	2,666	45	655
Exchange rate differences - cash and cash equivalents	18	(17)	25
Net increase (decrease) in cash and cash equivalents	$(90,241)	$5,008	$(6,985)

Cash Used in Operating Activities

Cash used in operating activities for the year ended December 31, 2016 was $11.7 million and resulted primarily from a net loss of $19.6 million, net financing income of $1.7 million, a decrease of $0.5 million in trade and other payables, partially offset by $2.9 million in share-based compensation expenses, a net decrease of $2.4 million in trade and other receivables, $2.3 million in depreciation and amortization expenses and by $2.4 million in interest received during the year ended December 31, 2016.

Cash used in operating activities decreased by $0.7 million in 2016 compared to 2015. Net cash used in operating activities for the year ended December 31, 2015 was $12.4 million and resulted primarily from a net loss of $17.2 million, an increase of $1.8 million in trade and other receivables, a decrease of $1.1 million in deferred revenues, a decrease of $0.7 million in trade and other payables and net financing income of $0.8 million, partially offset by $4.4 million in share-based compensation expenses, $2.4 million in depreciation and amortization expenses and by $2.7 million in interest received during the year ended December 31, 2015.

Cash used in operating activities increased by $3.5 million in 2015 compared to 2014. Net cash used in operating activities was $8.9 million for the year ended December 31, 2014 which was derived primarily from a net loss of $14.5 million, a decrease of $1.2 million in trade payables and other payables, a decrease of $0.6 million in deferred revenues, and net financing income of $0.9 million, partially offset by $3.2 million in share-based compensation expenses, $2.2 million in depreciation and amortization expenses, a decrease in trade and other receivables of $0.8 million and by $2.0 million in interest received during the year ended December 31, 2014.

Cash Provided by (Used in) Investing Activities

Cash provided by investing activities was $4 million for the year ended December 31, 2016. This was primarily attributable to withdrawal of bank deposits, partially offset by net purchases of marketable securities and purchases of property, plant and equipment.

Cash provided by investing activities was $17.4 million for the year ended December 31, 2015. This was primarily attributable to the net proceeds from sale of marketable securities and withdrawal of bank deposits, partially offset by purchases of property, plant and equipment. Cash used in investing activities was $84 million for the year ended December 31, 2014. The cash use primarily related to net purchases of marketable securities, investment in bank deposits and purchases of property, plant and equipment.

Cash Provided by Financing Activities

Cash provided by financing activities was $0.7 million for the year ended December 31, 2016. This was primarily attributable to proceeds from exercise of options and to net proceeds from government grants.

Cash provided by financing activities was $45 thousand and $2.7 million for the years ended December 31, 2015 and 2014, respectively. In 2015, cash provided by financing activities resulted primarily from proceeds from exercise of options, partially offset by net repayment of government grants and in 2014, cash provided by financing activities resulted primarily from proceeds from exercise of options.

Government Grants

Our research and development efforts are financed, in part, through grants from OCS, BIRD, CIIRDF and EU. From our inception through 2016, we received grants totaling $6.2 million (including accrued interest) from OCS and repaid $3.2 million; we received grants totaling $0.8 million from BIRD and grants totaling $0.3 million from CIIRDF, which we have not yet repaid; and we received grants totaling $0.3 million from EU, which are not required to be repaid. As of December 31, 2016, we had three active research grants under which we received funding: one from each of the OCS, BIRD and EU.

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

Under these two BIRD programs, the grant for the joint development will be repaid either (a) if we and our partner have concluded the development of a product within the period of development or if within 66 months, in the case of our program with DuPont, or 60 months, in the case of our program with MBI, from the original grant date, the parties to the development program did not conclude the development of a product but decide to continue the project, (b) through royalties from the revenues received for the licensing products developed through the project (c) through royalties from the revenues generated from sales of products developed through the project or (d) through proceeds received from the outright sale of the technology developed through the project, in an amount of up to 150% of the total grant received.

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

In early 2016, a grant application for a consortium for research in photosynthesis in which we participate within the EU Horizon 2020 Program for Research and Innovation was confirmed. The consortium's research program is focused on an innovative approach to modulate photosynthesis related pathways aiming to improve photosynthetic efficiency. Beyond us, the consortium includes academic institutions such as the Max Planck Institute of Molecular Plant Physiology and the Institute of Terrestrial Microbiology, the Weizmann Institute of Science, and the Imperial College of Science, Technology and Medicine. We will receive €0.9 million for our participation in the consortium during the five-year project.

See "Item 3.D. Risk Factors—Risks Relating to Our Incorporation and Location in Israel—We have received Israeli government grants for certain of our research and development activities. The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies supported by such grants outside of Israel. We may be required to pay penalties in addition to repayment of the grants."

C.          Research and Development, Patents and Licenses, etc.

Technology Infrastructure

We believe that we have achieved a unique position in the seeds, ag-biologicals and ag-chemicals industry through our ability to effectively integrate and analyze massive amount of complex agricultural ‘big data’ aimed at improving crop productivity. Our technology infrastructure facilitates all of our product-driven operations: seed traits, ag-chemicals, ag-biologicals, and seeds. This infrastructure, which is highly flexible and synergistic, provides us with means of integrating our genomics core competencies. Specifically, our technology infrastructure is comprised of four enablers that are key to our leading position in utilizing big data to improve plant performance: (i) scientific know-how and expertise in various relevant fields, such as plant science, ag-chemicals, and plant diseases, continuously enriched through advances in our discovery programs; (ii) vast amounts of data generated in-house or collected from public sources, tailored to support hypotheses we develop based on our scientific know-how; (iii) computational technologies that integrate, assemble and mine the vast amount of genomic, chemical and microbial data; and (iv) validation systems and assays in various plants and insects as well as screening systems for chemicals, used to validate the discoveries made through our computational technologies.

We continuously strive to improve and expand our technological capabilities. Since our initiation in 2002, we believe that we have developed valuable computational technologies containing unique features that cannot be found elsewhere in our industry. We intend to continue investing in our research capabilities in order to expand our technological capabilities in genomics, chemistry and microbiology to continue to provide innovative solutions for our collaborators.

Science and Know-how

As of December 31, 2016, our research and development activities involve 140 employees amounting to approximately 76% of our total full-time workforce. Our staff possesses multidisciplinary and wide-ranging expertise, with employees specializing in biology, chemistry, plant genetics, agronomics, mathematics, computer science and other related fields and 53 of our employees hold a Ph.D.

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

Furthermore, we employ a Scientific Advisory Board composed of representatives from the Faculty of Agriculture of the Hebrew University in Jerusalem, the Weizmann Institute of Science in Rehovot and other global academia institutions, as well as experienced scientists from the industry.

Our research and development team is constructed under a matrix organization structure. Teams in our first R&D group are part of our product divisions and manage our discovery programs that focus on identifying genes and other genetic elements, chemical compounds, or microbial pursuant to our various product programs, whether under collaboration agreements or as part of our internal independent research projects. Researchers in this group develop the hypotheses that guide our discovery programs, design the type and scope of genomic data generation, determine data-mining queries run on our computational technologies and decide the type of model plant validation to be used. Our second R&D group is an across company group that is responsible to execute our discovery programs and to develop our new technological infrastructure. Researchers in this group develop and activate our technological systems, including computational data integration and mining programs, our technologies to harvest genomic, chemical and phenotypic data, gene cloning and insertion into plants, and multiple validation and screen pipelines.

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

Proprietary Databases

In 2015, we expanded our database scope and data integration capabilities to leverage other sources and types of "big data" in order to support our growth activities; our insect and fungi resistance activity, focused on microbial genes as the potential source for novel resistance traits, discovery of microbial genes for our ag-biologicals activity, as well as our activity in the field of ag-chemicals. As crop productivity is affected by the plant's surroundings, including broad, diverse microbial populations, underlining genomics are now becoming readily available. In addition, in search of new ag-chemicals to serve agricultural needs, initial steps towards mapping of the huge space of chemical data are taking place.

We therefore added genes from microbial sources to our genomic database, which was previously comprised mainly of plant genes. We also established a chemical database to support our ag-chemical activity. The genomic and chemical databases are integrated, enabling us to leverage data of interactions between genomic elements and chemicals. In addition, we are now in the course of developing an additional database, dedicated to microbial strains. This microbial database will support our insect resistance activity as well as our activity s for the discovery and development of ag-biological products.  In addition, we continuously pursue and develop innovative approaches to data transmission and storage.

Our databases draw in part on the public domain (primarily from academic institutions and research publications), and in part compile increasing amounts of proprietary data, generated either in-house or received from our collaborators.

Our current database framework consists of the following:

▪
Our genomic database is structured as gene centric, linking all available data relevant to a gene in a single assembled database. It covers over 16 million genes from more than 200 plant species, and accounts for various data types, including phenotypic (i.e., data related to a plant’s observable characteristics, morphology, development and physiological properties) and genotypic (i.e., data from the molecular level, derived from DNA, RNA or other sources). During 2015 and 2016, we added genes from microbial sources to our genomic database, aiming at leveraging these novel genes for our insect and fungi resistance activity. Currently incorporating microbial genomics from public sources, we have over 42 million microbial genes in our database. To further broaden the scope of our microbial gene database to include novel genetic material, a pipeline for assembling gene models from samples containing bacterial populations, or metagenomics, was established.  During 2015 and 2016, using our metagenomics pipeline, we have unveiled millions of genes, some of which have never been observed to date, as well as a multitude of bacteria never previously cultured. Altogether, the genomic database, including both its plant genes and newly added microbial genes, is continuously expanded to support on-going activities, with accumulating, tailored data generated from our in-house field trials, as well as any newly available information from the public domain.

▪
Our chemical database is structured as molecule centric, covering broad chemical collections, derived from publicly available sources of synthetic and natural chemistry. This database currently comprises over 150 million chemicals, integrating multiple layers of data describing the chemicals' properties. Focus is attributed to the chemicals' potential activity for agricultural usage as ag-chemicals. This database, along with its integration to our genomic database, serves our on-going ag-chemical activity, supporting our discovery of novel chemicals to potentially serve as herbicides. The chemical database will continue to expand with data generated from in-house dedicated experiments, as well as incorporation of available public data.

▪
Microbial strain database – In 2016, we continued to develop a third database, which is structured as microbial strain centric. The database comprises data on microbial strains isolated from plant surroundings. We have already established a preliminary collection of several thousands of microbials, which have been isolated, and are undergoing initial characterization. This will serve our insect resistant activity, as well as potential other activities in the future.

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

▪	Efficient: In our experience, in most cases, a period of only six to nine months is required to complete the discovery process for “key” genes or other DNA fragments.

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

Currently, we operate and develop the following computational analysis platforms:

ATHLETE™

The ATHLETE™ computational analysis platform was launched in 2006 and is our central computational analysis platform for plant gene identification, comprised of unique algorithmic tools and novel data-mining concepts that allow generation of rapid and reliable lists of genes relevant to a target trait.

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

Gene2Product™

The Gene2Product™ analysis platform was launched in 2013, although components of the platform have been used since 2010. Gene2Product™ is a unique computational analysis platform to develop biotechnology seed traits by high throughput optimization of a selected gene function in a target crop (which we refer to as “mode of use”). This technology complements our ATHLETE™ platform: efficacy of a gene depends not only on the presence or absence of the gene of interest, which is determined by ATHLETE™, but also on the optimization of the gene with other factors related to the mode of use of such gene, which is determined by Gene2Product™. Such factors include the choice of gene variant for the crop of interest, the interaction of the gene with other genes, the tissues in which the gene is expressed, the level and/or pattern of expression of the gene and the gene’s performance under changing environmental conditions. Gene2Product™ is designed to improve trait efficacy for certain genes identified (for example by ATHLETE™) through the following tools:

▪
PlaNet (Plant Network), which its 2.0 version was launched on March 2014, is aimed at improving trait efficacy when approaching complex traits, such as yield, by predicting appropriate combinations of the identified gene with additional genes, designed to jointly impact the trait when combined, and prioritize possible combinations with respect to their ability to improve a given trait;

▪
PlaNet Next Generation, launched in January 2015, is a gene network based algorithm for the discovery of gene groups predicted to improve a given trait, aiming at predicting appropriate combinations of genes that will jointly impact the trait when combined.

▪
GeneSpec (Gene Spectrum), which selects the preferred variants of a selected gene of interest for the crop of interest by identifying and classifying up to 1,000 possible variants per gene through the use of novel algorithms, according to sequence-function and other relationships;

▪
RePack (Regulation Package), which predicts the regulation mode for the selected gene that will provide the optimal expression pattern, including predicting where in the plant the expression would be beneficial and where it would be undesired in respect of tissue, organ, timing, level of expression and other aspects that can impact trait efficacy; and

▪
GeneDex (Gene Index), which predicts functional robustness of the selected gene across different genetic backgrounds and environmental conditions, providing multiple relative index scores for each gene predicting such gene’s contributions with respect to each trait of interest across different combinations of such variables.

EvoBreed™

The EvoBreed™ computational analysis platform was launched in 2010. EvoBreed™ is our technology for discovery of SNPs, to enhance advanced plant breeding, designed to offer reliable correlations between genetic data and plant phenotype. A SNP is a single-nucleotide polymorphism, which is essentially a DNA sequence variation that occurs when a single nucleotide, a basic gene “building block,” varies from one DNA sequence to another. Like ATHLETE™, EvoBreed™ specializes in comprehensive cross analysis, tapping into the extensive genomic datasets we have collected. The result is a prediction of SNP-to-trait association. The ultimate purpose of EvoBreed™ is to enable plant breeders to design optimal crosses between breeds, enhancing a desired trait or set of traits, allowing for logical and insightful breeding decisions, to accelerate and correct the breeding process from start to end.

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

PointHit

PointHit, launched in 2015, is a computational analysis platform for identifying chemical molecules that are predicted to be potential ag-chemicals, currently focusing on herbicide applications.  This analysis platform leverages biological rationale, discovering chemical molecules by optimizing between three key considerations: i) predicted binding to plant molecular targets, discovered by PoinTar, ii) potential for ag-activity, namely probability to be absorbed by the plant and transported within the plant to reach the molecular target within the plant, and iii) compliance with product desired attributes such as low cost of production, low toxicity and others. Overall, relying on 'big data' computational approaches, the PointHit platform is capable of prioritizing tens of millions of chemicals to a selected library of candidate herbicide hits. The designed libraries will then be screened on plants in order to validate which of the candidate chemicals indeed exhibit herbicidal activity.

BiomeMiner

In 2015 we launched a computational analysis platform for identifying microbial insecticidal toxins, i.e. microbial genes that can be specifically toxic to insects that lead to substantial crop damage. This unique computational technology platform consists of a newly developed vast proprietary microbial-based gene centric database, the underlying data assembly pipelines, as well as a dedicated analysis platform, BiomeMiner.  The BiomeMiner platform utilizes advance machine learning methods in order to identify toxins with novel modes of action in order to overcome the rising resistance to current products’ modes of action. In August 2015, we announced the achievement of a key milestone in our insect control program with the successful completion of the first computational discovery round for microbial genes with insecticidal properties using this platform.

Amounts Spent on Research and Development

For information concerning the amounts that we spent on research and development activities in each of the last three years, please see the table at the start of “Item 5.A. Operating Results— Comparison of Period-to-Period Results of Operations” above.

D.            Trend Information

The world market experienced a decrease in commodity prices in 2014 (one example of such decrease is corn prices which decreased from around US$7 per bushel in mid-2013 to less than US$4 per bushel in late 2014 and maintained that level throughout 2015 and 2016).

Commencing in 2015 and continued throughout 2016, the seeds and ag-chemicals markets, which are highly consolidated and dominated by a relatively small number of large companies, have undergone further consolidation. Bayer is in the process of acquiring Monsanto to form the largest player in our industry, Dow and DuPont are in the process of merging and Syngenta is in the process of being acquired by ChemChina. These mergers may further limit the number of potential collaborators available for us to partner with. Due to the small number of companies in our market, there are limited opportunities for us to grow our business with new collaborators. For further information, please see “Item 3.D Risk Factors—Risks Related to our Business and Industry—There are only a few companies in our seed and ag-chemical market, and we rely on a limited number of collaborators to develop and commercialize products containing our seed traits and ag-chemicals.”

These trends may adversely impact the size of research and development expenditures of our existing and potential collaborators, which may, in turn, adversely impact the size of the research payments that we may receive, as well as our ability to extend existing collaborations or enter into new ones. For further information, please see "Item 3.D Risk Factors—Risks Related to our Business and Industry—A decrease in research expenditures in the seed, ag-chemicals and ag-biologicals markets may jeopardize the continuation, or scope, of our collaborations with seed,  and ag-chemicals and ag-biologicals companies and adversely impact our ability to continue or extend existing collaborations or enter into new collaborations on favorable financial terms."

Other than as described immediately above or disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2016 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.             Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structured finance entities.

F.             Contractual Obligations

Our significant contractual obligations and commitments as of December 31, 2016 are summarized in the following table:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands, unaudited)
Trade payables	$1,330	$-	$-	$-	$1,330
Other payables(1)	2,803	-	-	-	2,803
Liabilities in respect of government grants (undiscounted)(2)	179	1,225	1,079	1,576	4,059
Non-cancellable operating leases(3)	876	1,079	553	-	2,508
Total	$5,188	$2,304	$1,632	$1,576	$10,700
_______________________________

(1)	Consists of liabilities to employees for salaries and payroll accruals, liabilities to government authorities and accrued expenses.

(2)	Consists of the projected repayments of government grants that partly fund our research and development activities.

(3)	Consists of non-cancellable operating leases of our offices, laboratory facilities, greenhouses and motor vehicles.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this annual report.

Name	Age	Position
Executive officers
Ofer Haviv	50	President and Chief Executive Officer
Yuval Ben-Galim	44	Chief Operations Officer
Ido Dor	41	Executive Vice President & General Manager Crop Enhancement
Dr. Hagai Karchi	55	Chief Technology Officer & Head of R&D Crop Enhancement
Eran Kosover	40	Executive Vice President & General Manager Crop Protection
Alex Taskar	51	Chief Financial Officer

Directors
Martin S. Gerstel(3)(4)	75	Chairman of the Board
Sarit Firon(1)(2)(4)	50	Director
Ziv Kop(1)(3)(4)	45	Director
Dr. Adina Makover(2)(4)	64	Director
Leon Y. Recanati(3)(4)	67	Director
Dr. Kinneret Livnat Savitsky(1)(2)(3)	49	Director
____________________________

(1)	Member of our Audit Committee.

(2)	Member of our Compensation and Nominating Committee.

(3)	Member of our Corporate Development Committee.

(4)	Independent director under the Nasdaq Listing Rules.

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

Alex Taskar joined Evogene in January 2017 as CFO. Prior to joining Evogene Mr. Taskar served in various senior managerial positions, including CFO of Mercury Interactive Israel, CFO of Orsus Solutions and various COO and CFO positions in several Industrial and Start-up companies. Mr. Taskar holds an M.A. in Economics and a BA in Accounting and Economics, both from Tel-Aviv University. Mr. Taskar is also a Certified Public Accountant in Israel.

Yuval Ben-Galim has served as Chief Operating Officer, responsible for the overall management of Evogene's Technology Infrastructure, since September 2016. Prior to joining our company, from June 2015 to September 2016 he served as Chief Product Development at Como, a company specializing in consumer loyalty management through mobile apps. Prior to this, from 2011 to 2015, Mr. Ben-Galim served as COO at MyHeritage, responsible for the global operations of a world leading family history company. Previously held positions by Mr. Ben-Galim include various operation and software R&D experience. Mr. Ben-Galim holds an M.Sc. in Computer Science and a B.Sc. in Computer Science and Business Management from The Hebrew University of Jerusalem.

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

Dr. Hagai Karchi has served as Chief Technology Officer & Head of R&D Crop Enhancement since November 2015. Dr. Karchi joined Evogene from its establishment in January 2002 as one of its founders, and has served as Company's Executive Vice President of Development and Chief Technology Officer since September 2008. Dr. Karchi also serves as a director of Evogene's subsidiary, Evogene Inc., since September 2006. Dr. Karchi holds a PhD in Plant Genetics and Genomics, earned jointly from the Weizmann Institute of Science and the Hebrew University of Jerusalem, and an MA and BA in Plant Genetics, both from the Hebrew University of Jerusalem.

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

Sarit Firon has served as a director of our Company since she was appointed by the Board on August 10, 2016. Ms. Firon is the Managing Partner of Cerca Partners, a Venture Capital, co-investment fund. Previously, Ms. Firon was the Chief Executive Officer of Extreme Reality (XTR3D), a company that provides real time software-based, 3D motion capture technology, using a single standard webcam. Prior to her role at Extreme Reality (XTR3D), Ms. Firon held roles as Chief Financial Officer at each of Kenshoo, MediaMind (NSDQ: MDMD, acquired by DG corp.), OLIVE SOFTWARE, P-CUBE (acquired by Cisco) and RADCOM, LTD. (NSDQ: RDCM). Ms. Firon serves as the Chairperson of myThings, a global leader in customized programmatic ad solutions, which runs personalized retargeting campaigns on desktop, mobile and Facebook, since July 2015. Ms. Firon also holds other board positions at DTORAMA, MediWound and Protected Media. Ms. Firon holds a Bachelor’s degree in accounting and economics, and a Diploma in Accounting Advanced Studies, both from Tel Aviv University.

           Ziv Kop has served as a director of our company since 2014. Mr. Kop also serves as a director of Outbrain Inc. and Outbrain LTD. Mr. Kop is a Partner at Marker LLC, an early and late stage venture capital firm. Mr. Kop has served as chief operating officer of Outbrain Inc. a web-based content discovery platform, from February 2014 to December 2015. Previously, and since its inception in 2003 until June 2013, Mr. Kop was a Managing Partner at GlenRock Israel., a private equity investment firm, where he managed a portfolio of growth companies in the fields of advanced technologies and healthcare, and served on the board of more than ten private and public companies. Prior to his role at GlenRock, Mr. Kop served as Chief Executive Officer of POC Management Consulting, a leading Israeli consultancy in the field of strategic planning. Mr. Kop holds an LL.B. and M.B.A. from Tel Aviv University Law School and Business School, and is a graduate of INSEAD’s Young Managers Program.

           Dr. Kinneret Livnat Savitsky has served as a director of our company since September 2010. Since 2010, Dr. Savitsky has served as the chief executive officer of BioLineRx Ltd., a drug development company. She also served on its board of directors from 2010 to 2011, and as its Vice President of Research and Development during 2004. From 2005 to 2009, she served as the General Manager of BioLine Innovations Jerusalem Ltd., after having been employed by Compugen Ltd. from 1997 to 2004, where she last served as Vice President of Biology. Dr. Savitsky holds a B.Sc. in Biology from the Hebrew University in Jerusalem, as well as a M.Sc. in Biochemistry and a Ph.D. in Molecular Biology, both from Tel Aviv University, in Israel.

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

B.            Compensation

Compensation of Officers and Directors

The aggregate compensation, including non-cash share-based compensation (consisting of expenses related to option grants), accrued by us in respect of the year ended December 31, 2016 to all persons who served as directors and/or executive officers during that year, was approximately $3.6 million. That amount includes approximately $1.7 million of gross compensation set aside or accrued for executive officers for purposes of pension, severance, retirement, car, phone or similar benefits or expenses, but does not include share based compensation, business travel, relocation, professional and business association dues and expenses reimbursed to executive officers, and other expenses commonly reimbursed by companies in Israel. During 2016 we granted to our executive officers and directors an aggregate amount of 177,500 options at an average exercise price of NIS 26.48.  All of such options will expire within ten (10) years from the date of grant.

Our compensation for our executive officers is paid pursuant to employment agreements and is based, in part, on each executive officer’s personal contribution to our management, operations and success. Such compensation is determined consistent with our compensation policy. For more information on our compensation policy, please see “—Equity Compensation”. Each executive officer’s annual bonus is determined according to a formula that is consistent with the compensation policy and that links financial and qualitative target-based goals and metrics related to the specific objectives within the responsibility of the relevant executive officer. Certain general company targets are uniform with respect to all of our executive officers, including our Chief Executive Officer. The goals and objectives of our executive officers are determined by the compensation and nominating committee and our board of directors. For each fiscal year, our board of directors determines the maximum target bonus for each of our executive officers, including our Chief Executive Officer. In the case of our executive officers other than the Chief Executive Officer, assuming that the bonus terms conform to the compensation policy, such terms only require approval by the compensation and nominating committee followed by the board of directors. For our Chief Executive Officer, all terms of employment, including bonus terms, require in general approval by our shareholders including the holders of a majority of shares voted by all shareholders on such matter and held by shareholders who are neither controlling shareholders of our Company nor have a personal interest in such matter.

The following table presents information regarding compensation accrued in our financial statements for the year ended December 31, 2016 for our five most highly compensated executive officers, namely: our Chief Executive Officer (Mr. Ofer Haviv); our former Chief Financial Officer (Mr. Eyal Leibovitz, who served throughout 2016 and whose term of office expired in December 2016); our former Chief Scientific Officer & Head of R&D Crop Protection (Dr. Eyal Emmanuel, who ceased to serve in such position and as an executive officer in December 2016); our Chief our Executive Vice President & General Manager Crop Protection (Mr. Eran Kosover); and our Chief our Executive Vice President & General Manager Crop Enhancement (Mr. Ido Dor):

	(in thousands, US$)(1)
Name and Position	Salary and related benefits	Bonus(2)	Value of Options Granted(3)	Total
Ofer Haviv President and Chief Executive Officer	312	-	336	648
Eyal Leibovitz Former Chief Financial Officer	196	-	167	363
Eyal Emmanuel Former Chief Scientific Officer and Head of R&D Crop Protection	199	-	152	351
Eran Kosover EVP & General Manager Crop Protection	191	-	154	345
Ido Dor EVP & General Manager Crop Enhancement	186	-	146	332

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in our financial statements.

(2)	The executive management has waived its annual bonus for 2016.

(3)	Consists of amounts recognized as non-cash expenses in our comprehensive statement of income for the year ended December 31, 2016 (“Share based-compensation” expenses).

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

Director Compensation

Our directors are entitled to cash compensation and equity compensation as follows:

Cash Compensation to Directors

All of our directors receive annual fees and per-meeting fees for their service on our board and its committees, in the following amounts:

▪	Annual fees in the amount of approximately $22,300 for directors not classified as experts and approximately $29,700 for directors classified as experts;

▪
Per-meeting fees in the amount of approximately $860 for directors not classified as experts and approximately $1,140 for directors classified as experts; 60% of such amounts for participation in meetings via phone and 50% of such amounts for resolutions adopted in writing.

Such amounts are within the range for cash compensation for external and unaffiliated directors under the Companies Law.

Cash Compensation to Chairman of the Board

According to our compensation policy, a chairman of the board who is determined by the Board to be an “active chairman” in light of increased involvement in our activities and increased time investment in the performance of the duties accompanying the chairman's position compared to the other directors, may be entitled to increased compensation relative to our other directors. If so determined, an active chairman of our board will be entitled to (i) an annual fee of up to three times the average annual fee of the other directors and (ii) a per-meeting fee of up to two times the average per-meeting fee of the other directors.

Our Board has determined that Mr. Martin Gerstel, our chairman of the board, is an active chairman and our shareholders have approved setting Mr. Gerstel's fees as active chairman at approximately $6,500 per month. Mr. Gerstel has waived his right to receive the per-meeting fees that are payable to our other directors for so long as he serves as the Company's active chairman of the board.

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

In addition, each non-employee director is granted annually, upon the anniversary of such director's original election to the board, options to purchase 2,500 ordinary shares of the Company. These options vest over a period of one year commencing three years following such anniversary of the director's appointment to the board, with one fourth of the options vesting at the end of each successive three-month period during such year, subject to continued service through each vesting date. The chairman of the board is granted options to purchase twice the number of ordinary shares, on similar terms. All of our currently serving directors, except for Dr. Kinneret Livnat Savitsky, were granted options accordingly. Dr. Livnat Savitsky, who during September 2016 completed a six-year service as an external director of our company (until when our board determined to opt-out of the requirement to have external directors (see “—C. Board Practices—External Directors.”) then assumed the position of a “standard”, non-external, director (following her election by our shareholders at our annual general meeting of shareholders held during July 20, 2016) and she will be entitled to annual grants of options commencing September 2017, the anniversary of such appointment.

Under our compensation policy, all option grants to directors are subject to the terms of our 2013 Share Option Plan, are granted at an exercise price equal to the higher of (i) the closing price of our ordinary shares on the TASE on the date of the option grant and (ii) the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the options grant date, plus 5% (or the average closing price of our ordinary shares on the TASE during the 15 trading days prior to the options grant date, plus 5%, with respect to grants to directors effected under the compensation policy that was in effect prior to January 17, 2017, the date of the extraordinary general meeting at which our shareholders adopted the compensation policy currently in effect).  All options expire 10 years following the date of grant thereof.

Information regarding the options to purchase our ordinary shares (including number of options, exercise price and expiration date of all such options) held by each of our directors and executive officers who beneficially owns our ordinary shares, after including ordinary shares underlying options held by them, which, as of March 31, 2017, were exercisable or exercisable within 60 days, appears in the beneficial ownership table in Item 7.A below and in the footnotes thereto.

Option Plans

We maintain three share option and incentive plans: our Evogene Share Option Plan (2002), our Evogene Ltd. Key Employee Share Incentive Plan, 2003, and our Evogene Ltd. 2013 Share Option Plan, or the 2013 Plan. All such option and incentive plans provide for the grant of options to purchase our ordinary shares.

As of March 31, 2017, options to purchase 4,246,731 ordinary shares were outstanding under our option and incentive plans, having a weighted average exercise price of NIS 36.18 per share, of which, options to purchase 3,138,404 ordinary shares were exercisable. An additional 1,713,983 ordinary shares remained available for future grant under our option and incentive plans (all of which are available under our 2013 Plan) as of that date.

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

Under our articles of association and the Companies Law, our board of directors must consist of not less than three and no more than seven directors. Currently our board of directors consists of six directors.  Previously, two of our directors presided as “external directors”, as such term is defined in the Companies Law. See “—External Directors.”

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

External Directors

Pursuant to recently enacted regulations under the Companies Law, the board of directors of a company whose shares are listed on certain non-Israeli stock exchanges (including the Nasdaq Global Market), which company does not have a controlling shareholder (as such term is defined in the Companies Law) may elect not to comply with the requirements of the Companies Law relating to the election of external directors and to the composition of the audit committee and compensation committee, provided that the company complies with the requirements as to director independence and audit committee and compensation committee composition applicable to companies that are incorporated in the jurisdiction in which its stock exchange is located.

As our company does not have a controlling shareholder, and as we comply with the Nasdaq listing rules applicable to domestic U.S. companies with respect to a majority of our directors being independent and with respect to the composition of our audit committee and compensation committee, our board of directors determined in May 2016 to opt out of the requirement to elect external directors. If in the future we were to have a controlling shareholder, we would again be required to comply with the requirements relating to external directors and composition of the audit committee and compensation committee.

One of our two former external directors, Dr. Kinneret Livnat-Savitsky, remained on our board of directors as an independent director.

The term controlling shareholder, as used in the Companies Law for purposes of all matters related to external directors and for certain other purposes, means a shareholder that has the ability to direct the activities of the company, other than by virtue of being an office holder.  For purposes of all matters related to external directors, a shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in the company or has the right to appoint the majority of the directors of the company or its general manager (chief executive officer).

Directors’ Service Contracts

There are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company.

Financial Statements Review and Audit Committee

Our financial statements review and audit committee, or audit committee, consists of Ms. Sarit Firon, Mr. Ziv Kop and Dr. Kinneret Livnat Savitsky. Ms. Sarit Firon serves as the Chairperson of the audit committee.

Requirements as to Composition

Following recently enacted regulations described above, we may comply with the requirements of the Companies Law by appointing an audit committee, whose composition complies with the Nasdaq Listing Rules. Under the Nasdaq Listing Rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and at least one of whom has accounting or related financial management expertise.

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq Listing Rules. Our board of directors has determined that that each of Ms. Sarit Firon and Mr. Ziv Kop is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience required under the Nasdaq Listing Rules.

Each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members under the Nasdaq Listing Rules.

Audit Committee Role

Our board of directors (following the approval by our audit committee) has adopted an audit committee charter setting forth the required composition, meeting procedures and other matters related to the terms of operation of the committee. The charter also describes the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq Listing Rules, which include, among others:

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

The charter of the audit committee is available on our website at http://investors.evogene.com/corporate-governance.

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

Compensation and Nominating Committee

Our compensation and nominating committee, or compensation committee, consists of Ms. Sarit Firon, Dr. Kinneret Livnat Savitsky and Dr. Adina Makover. Dr. Livnat Savitsky serves as the Chairperson of the committee.

Requirements as to Composition

Following recently enacted regulations described above, we may comply with the requirements of the Companies Law by appointing a compensation committee, whose composition complies with the Nasdaq Listing Rules.  Under the Nasdaq Listing Rules, we are required to maintain a compensation committee consisting of at least two independent directors (as defined under the Nasdaq Listing Rules). Each compensation committee member must furthermore be deemed by our board of directors to meet the enhanced independence requirements for members of the compensation committee under the Nasdaq Listing Rules, which requires (among other things) that our board consider the source of each such committee member’s compensation in considering whether he or she is independent.

Compensation Committee Role

Our board of directors (following approval by our compensation committee) has adopted a compensation and nominating committee charter setting forth the required composition, meeting procedures and other matters related to the terms of operation of the committee. The charter also describes the responsibilities of the compensation committee consistent with the Nasdaq Listing Rules and the Companies Law, which include, among others:

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

▪	reviewing and approving the granting of options and other incentive awards;

▪	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors; and

▪	advising our board of directors in selecting individuals who are best able to fulfill the responsibilities of a director or executive officer of our company.

The charter of the compensation and nominating committee is available on our website at http://investors.evogene.com/corporate-governance.

Corporate Development Committee

Our board of directors has formed a corporate development committee (replacing our former finance committee), of which Mr. Martin Gerstel, Mr. Ziv Kop and Mr. Leon Recanati serve as members. The corporate development committee assists our board of directors in fulfilling its oversight responsibilities across the principal areas of corporate development for our company and its subsidiaries. This committee may also assist the board by reviewing such matters as corporate and division strategy and M&A opportunities and making recommendations for consideration by our board of directors.

Compensation Policy

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

Our compensation policy was last updated in January 2017, at a special general meeting of our shareholders, following recommendation of our compensation committee and our board of directors. For additional information, see “Item 6.B. Compensation—Compensation of Officers and Directors—Directors Compensation.”

Compensation of Directors and Officers

Under the Companies Law, the compensation of each of our directors and our Chief Executive Officer requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of our shareholders at a general meeting (in the case of a company’s chief executive officer, the shareholder approval must include the special majority described under “—Exculpation, Insurance and Indemnification of Office Holders” below. The compensation of any other office holder (who is neither a director nor our Chief Executive Officer), if consistent with our compensation policy, requires the approval of our compensation committee, followed by our board of directors. Compensation of any such office holder that deviates from our compensation policy also requires shareholder approval. For additional information, see “Item 6.B. Compensation—Compensation of Officers and Directors.”

Leniency Allowing Combining of Audit and Compensation and Nominating Committees

Under leniencies adopted by the Israeli Securities Authority, a company may have in place only one board committee that serves the required functions of each of the audit and compensation committees under Israeli law.

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

Our internal auditor also provides management and the audit committee ongoing assessments of our risk management processes and system of internal control.

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

Pursuant to the Companies Law, extraordinary transactions with our office holders who are not directors require audit committee approval and subsequent approval by our board of directors. Compensation, insurance, indemnification or exculpation arrangements for office holders who are not directors require approval by our compensation committee, followed by our board of directors and, if deviating from our compensation policy, our shareholders. Compensation arrangements with directors, including in their capacities as executive officers, or with or our Chief Executive Officer, as well as insurance (unless exempted under the applicable regulations), indemnification or exculpation of directors or our Chief Executive Officer, require the approval of the compensation and nominating committee, the board of directors and our shareholders, in that order. If the transaction or compensation arrangement of the office holder brought for approval amends an existing arrangement, then only the approval of the audit committee or compensation and nominating committee (as appropriate) is required if that committee determines that the amendment is not material in relation to the existing arrangement.

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

An extraordinary transaction between a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, requires the approval of a company’s audit committee, board of directors and shareholders in that order. For the terms of compensation (or insurance, indemnification or exculpation) of a controlling shareholder who is an office holder, the approval by our compensation and nominating committee is required in lieu of audit committee approval. The shareholder approval for any such extraordinary transaction or compensatory arrangement must fulfill one of the following requirements:

▪
at least a majority of the voting rights in the company held by shareholders who have no personal interest in the transaction or arrangement and who are present and voting (in person or by proxy) at the general meeting, must be voted in favor of approving the transaction or arrangement (for this purpose, abstentions are disregarded); or

▪
the voting rights held by shareholders who have no personal interest in the transaction or arrangement and who are present and voting (in person or by proxy) at the general meeting, and who vote against the transaction, do not exceed two percent of the voting rights in the company.

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

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

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation and nominating committee and the board of directors and, with respect to directors and our Chief Executive Officer, also by our shareholders (with the special majority described under “-Approval of Related Party Transactions Under Israeli Law - Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions, to also exclude controlling shareholders).

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

We have entered into agreements with each of our directors and executive officers. Each such agreement exculpates our director or officer, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

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

D.            Employees

The number of our employees as of December 31, 2014, 2015 and 2016, was 207, 210 and 185, respectively. Until 2015, all of our employees were based in Israel. Starting in 2015, we had employees of our U.S. subsidiary, Evogene Inc., who are based at our U.S. research and development site in St. Louis, Missouri.  In addition, as of December 31, 2016, we had 55 hourly, part-time employees who are based in Israel. The following table shows the breakdown of our employees' headcount workforce as of December 31, 2016, excluding hourly, part-time, employees:

	As of December 31, 2016
Department	Evogene Ltd. (Israel)	Evogene Inc. (U.S.)	Total
Executive Management	5	-	5
Crop Enhancement	25	-	25
Crop Protection	20	10	30
Evofuel	3	-	3
Technology Platform	95	-	95
General and administrative	27	-	27
Total	175	10	185

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

While none of our employees is party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of the Economy and Industry. These provisions primarily concern pension fund benefits for all employees, insurance for work-related accidents, recuperation pay and travel expenses.

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

Our staff possesses multidisciplinary and wide-ranging expertise, with employees specializing in biology, chemistry, plant genetics, agronomics, mathematics, computer science and other related fields. Additionally, 53 of our employees hold a Ph.D.

E.             Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to the table in “Item 7.A. Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of April 25, 2017 by:

▪	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

▪	each of our directors and executive officers individually; and

▪	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of April 25, 2017, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 25,667,809 ordinary shares outstanding as of April 25, 2017. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws.

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

	Shares Beneficially Held
Name of Beneficial Owner	Number		Percentage of Class
Principal Shareholders
Entities affiliated with Waddell & Reed Financial, Inc. (1)	3,057,294		11.9%
Entities affiliated with Migdal Insurance & Financial Holdings Ltd. (2)	1,957,390		7.6%
Monsanto Company (3)	1,636,364		6.4%
Entities affiliated with Psagot Investment House Ltd. (4)	1,557,611		6.1%
Entities affiliated with Harel Insurance, Investments & Financial Services Ltd. (5)	1,299,406		5.1%
Entities affiliates with The Phoenix Holding Ltd. (6)	1,296,561		5.1%

Executive Officers and Directors
Ofer Haviv	647,188	(7)	2.5%
Yuval Ben Galim	-		*
Ido Dor	87,463	(8)	*
Dr. Hagai Karchi	419,375	(9)	1.6%
Eran Kosover	69,991	(10)	*
Alex Taskar	-		*
Martin S. Gerstel	419,006	(11)	1.6%
Sarit Firon	1,875	(12)	*
Ziv Kop	8,125	(13)	*
Dr. Adina Makover	15,317	(14)	*
Leon Y. Recanati	866,359	(15)	3.4%
Dr. Kinneret Livnat Savitsky	15,000	(16)	*
All directors and executive officers as a group (12 persons)	2,549,699		9.5%
_______________________________
*	Less than 1%.

(1)
This information is based upon a Schedule 13G/A filed jointly with the SEC on February 14, 2017 by (i) Waddell & Reed Financial, Inc., or WRF; (ii) Waddell & Reed Financial Services, Inc., or WRFSI, a subsidiary of WRF; (iii) Waddell & Reed Inc., or WRI, a broker-dealer and subsidiary of WRFSI; (iv) Waddell & Reed Investment Management Company, or WRIMCO, an investment advisory subsidiary of WRI; and (v) Ivy Investment Management Company, or IICO, an investment advisory subsidiary of WRF. According to this Schedule 13G/A, the investment advisory contracts grant IICO and WRIMCO investment power over securities owned by their advisory clients and the investment sub-advisory contracts grant IICO and WRIMCO investment power over securities owned by their sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO and/or WRIMCO may be deemed the beneficial owner of the securities under Rule 13d-3 under the Exchange Act. These ordinary shares are held according to the following segmentation with direct or indirect voting and dispositive power as indicated: WRF: 3,057,294 (indirect); WRFSI: 1,155,062 (indirect); WRI: 1,155,062 (indirect); WRIMCO: 1,155,062 (direct); and IICO: 1,902,232 (direct). The principal address for these entities is 6300 Lamar Avenue, Overland Park, KS 66202.

(2)
This information is based upon a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd., or "Migdal", with the SEC on January 30, 2017. According to this Schedule 13G, 1,957,390 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following segmentation: (i) 1,113,585 ordinary shares are held by Profit participating life assurance accounts; (ii) 761,999 ordinary shares are held by Provident funds and companies that manage provident funds and (iii) 81,806 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. The principal address of Migdal is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

(3)
This information is based upon a Schedule 13G/A filed by Monsanto Company with the SEC on February 12, 2016. Monsanto Company is a Delaware corporation and is listed on the NYSE and possesses voting and dispositive investment power over these ordinary shares. The principal address for Monsanto Company is 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, USA.

(4)
This information is based upon a Schedule 13G/A filed by Psagot Investment House Ltd. with the SEC on February 15 2017. These ordinary shares are held for members of the public through, among others, portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., and provident funds and pension funds managed by Psagot Provident Funds and Pension Ltd., according to the following segmentation: (i) 18,757 ordinary shares beneficially owned by portfolio accounts managed by Psagot Securities Ltd.; (ii) 469,248 ordinary shares beneficially owned by Psagot Exchange Traded Notes Ltd.; (iii) 141,369 ordinary shares beneficially owned by mutual funds managed by Psagot Mutual Funds Ltd. (of this amount, 10,300 ordinary shares may also be considered beneficially owned by Psagot Securities Ltd., but are not included in the shares beneficially owned by Psagot Securities Ltd.); and (iv) 928,238 ordinary shares beneficially owned by provident funds managed by Psagot Provident Funds and Pension Ltd. Each of the foregoing companies is a wholly-owned subsidiary of Psagot Investment House Ltd. The subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of owners of the portfolio accounts, holders of the exchange-traded notes, or for the benefit of the members of the mutual funds, provident funds, or pension funds, as the case may be. The principal address of Psagot Investment House Ltd. is 14 Ahad Ha’am Street, Tel Aviv 65142, Israel.

(5)
This information is based upon a Schedule 13G/A filed by Harel Insurance Investments & Financial Services Ltd., or “Harel”, with the SEC on January 31, 2017. According to this Schedule 13G/A (i) 1,297,276 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Harel, (ii) 1,657 ordinary shares are held by third party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 473 ordinary shares are beneficially held for Harel's own account (Nostro account). The principal address of Harel is Harel House, 3 Abba Hillel Street, Ramat Gan 52118, Israel.

(6)
This information is based upon a Schedule 13G filed with the SEC on June 9, 2015 jointly by (i) Itzhak Sharon (Tshuva); (ii) Delek Group Ltd. and (iii) The Phoneix Holding Ltd. According to this Schedule 13G, 1,296,561 ordinary shares are held by various direct or indirect, majority or wholly-owned subsidiaries of the Phoneix Holding Ltd. (the “Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd. The majority of Delek Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itzhak Sharon (Tshuva) though private companies wholly-owned by him, and the remainder is held by the public. The principal address of the Phoenix Holding Ltd. is 53, Derech Hashalom, Givataim, 53454, Israel.  The address of Itzhak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7, Giborei Israel Street, P.O.B 8464, Netanya, 42504, Israel.

(7)
Consists of 647,188 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 25, 2017, of which, options to purchase 150,000 ordinary shares expire on August 24, 2019, options to purchase 200,000 ordinary shares expire on June 19, 2020, options to purchase 201,563 ordinary shares expire on July 17, 2023 and options to purchase 95,625 ordinary shares expire on March 22, 2025. The weighted average exercise price of these options is NIS 35.57.

(8)
Consists of 87,463 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 25, 2017. The weighted average exercise price of these options is NIS 35.43.

(9)
Consists of 329,375 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 25, 2017, of which, options to purchase 60,000 ordinary shares expire on August 24, 2019, options to purchase 125,000 ordinary shares expire on June 19, 2020, options to purchase 93,750 ordinary shares expire on July 15, 2023, and options to purchase 50,625 ordinary shares expire on March 22, 2025. The weighted average exercise price of these options is NIS 34.17.  Also includes 90,000 ordinary shares held by Dr. Karchi.

(10)
Consists of 69,991 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 25, 2017. The weighted average exercise price of these options is NIS 44.07.

(11)
Includes 70,000 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 25, 2017, of which, options to purchase 37,500 ordinary shares expire on June 11, 2017, options to purchase 7,500 ordinary shares expire on July 20, 2018, options to purchase 5,000 ordinary shares expire on April 9, 2020, options to purchase 5,000 ordinary shares expire on June 11, 2020, options to purchase 5,000 ordinary shares expire on September 17, 2021, options to purchase 5,000 ordinary shares expire on June 11, 2022, and options to purchase 5,000 ordinary shares expire on September 15, 2023. The weighted average exercise price of these options is NIS 18.42. Also includes 349,006 ordinary shares consisting of: (a) 133,815 ordinary shares held by Martin Gerstel and (b) 215,191 ordinary shares held by Shomar Corporation over which Martin Gerstel and his wife Mrs. Shoshana Gerstel possess voting and investment power.

(12)
Consists of 1,875 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 25, 2017. The weighted average exercise price of these options is NIS 26.89.

(13)
Consists of 8,125 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 25, 2017. The weighted average exercise price of these options is NIS 71.05.

(14)
Includes 15,000 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 25, 2017. The weighted average exercise price of these options is NIS 29.43. Also includes 317 ordinary shares held by Dr. Makover.

(15)
Includes 838,859 ordinary shares held by Mr. Recanati. Also includes 27,500 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 25, 2017, of which, options to purchase 12,500 ordinary shares expire on June 11, 2017, options to purchase 2,500 ordinary shares expire on July 20, 2018, options to purchase 2,500 ordinary shares expire on April 9, 2020, options to purchase 2,500 ordinary shares expire on June 11, 2020, options to purchase 2,500 ordinary shares expire on September 17, 2021, options to purchase 2,500 ordinary shares expire on June 11, 2022, and options to purchase 2,500 ordinary shares expire on September 15, 2023. The weighted average exercise price of these options is NIS 20.57.

(16)
Consists of 15,000 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 25, 2017. The weighted average exercise price of these options is NIS 31.54.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2016, there were decreases in the percentage ownership of some of our major shareholders, including (w) entities affiliated with Harel Insurance Investment & Financial Services Ltd. (from 5.7% to 5.06%) (ii) entities affiliated with Migdal Insurance & Financial Holdings Ltd. (from 8.36% to 7.63%), (iii) the entities affiliated with Psagot Investment House Ltd. (from 9.31% to 6.07%), (iv) Monsanto Company (from 6.43% to 6.38%), (v) the entities affiliates with The Phoenix Holding Ltd. (from 5.10% to 5.05%) and (vi) the entities affiliated with Waddell & Reed Financial, Inc. (from 12.66% to 11.91%).

Over the course of 2015, there were increases in the percentage ownership of entities affiliated with Waddell & Reed Financial, Inc. (from 12.07% to 12.66%) while there were decreases in the percentage ownership of other of our major shareholders, including (i) entities affiliated with Migdal Insurance & Financial Holdings Ltd. (from 8.50% to 8.36%), (ii) the entities affiliated with Psagot Investment House Ltd. (from 9.76% to 9.31%) and (iii) Monsanto Company (from 6.45% to 6.43%).

Over the course of 2014, there were increases in the percentage ownership of some of our pre-existing major shareholders, including (i) entities affiliated with Waddell & Reed Financial, Inc. (from 8.93% to 12.07%) and (ii) entities affiliated with Migdal Insurance & Financial Holdings Ltd. (from 7.14% to 8.50%), while there were decreases in the percentage ownership of other of our pre-existing major shareholders, including (iii) the entities affiliated with Psagot Investment House Ltd. (from 10.29% to 9.76%) and (iv) Monsanto Company (from 9.81% to 6.45%).

Record Holders

As of April 25, 2017, all of our ordinary shares (other than 10,000 ordinary shares) were held of record in the United States, in the name of two record shareholders—Cede & Co., as nominee for the Depository Trust Company, and Monsanto Company. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, nor is it representative of where such beneficial holders reside, since the shares held in the name of Cede & Co. are listed for trading on Nasdaq and the TASE and are beneficially owned by a wide range of underlying beneficial shareholders who hold their shares in "street name."  In particular, we are aware, based on public filings, that in addition to Monsanto Company, which holds 6.4% of our ordinary shares, entities affiliated with Waddell & Reed Financial, Inc, which hold 11.9% of our outstanding ordinary shares, have an address in the United States.

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

In addition, the distribution of dividends may be limited by Israeli law, which permits the distribution of dividends only out of distributable profits. See “Item 10.B. Memorandum and Articles of Association—Dividend and Liquidation Rights.” In addition, if we pay a dividend out of income derived during the tax exemption period from the portion of our facilities that have been granted Approved Enterprise status, we may be required to recapture the deferred corporate tax with respect to the amount distributed. See “Item 10.E. Taxation—Israeli Tax Considerations and Government Programs—Law for the Encouragement of Capital Investments, 5719-1959.”

B.            Significant Changes

No significant changes have occurred since December 31, 2016, except as otherwise disclosed in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.            Listing Details

Our ordinary shares have been trading on the TASE since 2007, on the NYSE from November 2013 until December 2016, and on the Nasdaq since December 2016, in all cases under the symbol “EVGN.” The following table sets forth, for the periods presented, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollars, and the reported high and low closing sale prices of our ordinary shares on the NYSE and Nasdaq in U.S. dollars.

	Tel Aviv Stock Exchange				NYSE / Nasdaq
	NIS		U.S.$		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low	High	Low
Annual:
2017 (up to April 25, 2017)	21.18	18.49	5.54	5.03	5.53	4.95
2016	32.72	19.60	8.30	5.08	8.42	5.10
2015	41.17	24.90	10.45	6.42	10.42	6.50
2014	69.82	34.12	20.10	8.81	19.91	8.74
2013	68.80	36.34	19.62	9.73	19.99	16.74
2012	39.00	29.58	10.31	7.43	—	—
Quarterly:
First Quarter 2017	21.18	18.49	5.54	5.03	5.53	4.95
Fourth Quarter 2016	24.46	19.60	6.45	5.17	6.45	5.10
Third Quarter 2016	26.57	23.49	6.95	6.26	6.99	6.10
Second Quarter 2016	29.76	23.50	7.86	6.05	8.06	6.08
First Quarter 2016	32.72	23.48	8.30	6.04	8.42	5.95
Fourth Quarter 2015	33.62	24.90	8.66	6.42	9.04	6.50
Third Quarter 2015	35.90	30.91	9.38	7.97	9.34	8.17
Second Quarter 2015	40.07	33.15	10.15	8.72	10.26	8.70
First Quarter 2015	41.17	32.49	10.45	8.28	10.42	8.20
Most Recent Six Months:
March 2017	19.31	18.49	5.34	5.03	5.39	5.01
February 2017	20.35	18.83	5.43	5.01	5.46	4.95
January 2017	21.18	18.84	5.54	5.00	5.53	5.53
December 2016	20.76	19.60	5.42	5.08	5.38	5.10
November 2016	22.71	20.85	5.95	5.43	6.04	5.57
October 2016	24.46	22.85	6.45	5.94	6.45	6.01

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

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association, our directors, other than external directors, are elected at each annual general meeting of the shareholders, upon expiration of the term of office, by the holders of a simple majority of our ordinary shares present in person or by proxy at such meeting (excluding abstentions). As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors. Vacancies on our board of directors, resulting from a resignation or other termination of service by a then serving director, may be filled by a vote of a simple majority of the directors then in office as described under “Item 6.C. Board Practices—Board of Directors.” For additional information regarding the election of and voting by directors, please refer to “Item 6.C. Board Practices—Board of Directors.”

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

Taxation of Our Non-Israeli Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident (whether individual or corporation) who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel should generally be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel and that such shareholder is not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Additionally, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

A sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for an exemption). For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who is a United States resident (for purposes of the United States-Israel Tax Treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax unless, among other things, (i) the capital gain arising from the disposition can be attributed to a permanent establishment of the shareholder which is maintained in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year. In each case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the United States resident would be permitted to claim a credit for the Israeli tax against the United States federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, or 15% if the dividend is distributed from income attributed to an Approved Enterprise or Beneficiary Enterprise (and 20% with respect to Preferred Enterprise). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Dividends paid on publicly traded shares, which are registered with and held by a nominee company, to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25% (whether the recipient is a “substantial shareholder” or not), unless a lower rate is provided under an applicable tax treaty between Israel and the shareholder’s country of residence and provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise (and 20% if the dividend is distributed from income attributed to a Preferred Enterprise), unless a reduced tax rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 803,520 for 2017 (and as of 2017, the additional tax will be at a rate of 3% on annual income exceeding NIS 640,000), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Passive Foreign Investment Company Considerations

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we were classified as a PFIC for the taxable year ending December 31, 2016. As a result, a U.S. Holder who held our ordinary shares at any time during 2016 would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

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

Due to the decline in our Market Capitalization in 2016, we believe that we met the PFIC asset test described above for 2016 and, as a result, we were classified as a PFIC in 2016. Furthermore, because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because our Market Capitalization is currently below the level necessary to avoid PFIC status for 2017, there is substantial risk we will be classified as a PFIC for the 2017 taxable year as well. However, because PFIC status is based on our income, assets and activities for the entire taxable year, and our Market Capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2017 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually after the close of each taxable year based on tests which are factual in nature, and our status in future years will depend on our income, assets, activities and Market Capitalization in those years. Thus, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year.

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

If you are a U.S. Holder that owns our ordinary shares during 2016 or any other taxable year for which we are a PFIC, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income (even if you hold the ordinary shares as capital assets) and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years.

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

If we are determined to be a PFIC for any year in which a U.S. Holder holds our ordinary shares, the general tax treatment for the U.S. Holder described in this paragraph would apply to indirect distributions and gains deemed to be realized by the U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

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

U.S. Holders are strongly encouraged to consult their tax advisors regarding the consequences of our classification as a PFIC for our 2016 taxable year, our potential classification as a PFIC in 2017 and future taxable years, and the application of the PFIC rules on their investment.

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

Our ordinary shares are quoted on the TASE and, since December 2016, on Nasdaq (after being listed on the NYSE from November 2013 until December 2016). Information about us is also available on our website at http://www.evogene.com. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into this annual report and you should not rely on any such information in making your decision whether to purchase our ordinary shares.

I.              Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates, inflation, and other risks. We regularly assess the risks to minimize any adverse effects on our business. For sensitivity analysis of our exposure to foreign currency exchange fluctuations and changes in market prices of listed securities, see Note 13d to our consolidated financial statements as of and for the year ended December 31, 2016 included elsewhere in this annual report.

Foreign Currency Risk

Most of our revenues are denominated in U.S. dollars. In contrast, we incur expenses primarily denominated in NIS. As a result, any appreciation of the NIS relative to the U.S. dollar adversely impacts our profitability due to the portion of our expenses that are incurred in NIS. As of December 31, 2016, we had open forward currency contracts to protect against our exposure to foreign currency fluctuations in the amount of approximately $2.0 million. In the future we may enter into additional hedging transactions in order to decrease our foreign currency risk, however these transactions may not fully protect us from such risk.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Depreciation (Appreciation) of the NIS against the U.S. dollar (%) Based on Average of Daily Exchange Rates Throughout Year Compared to Previous Year
2016	(1.1)
2015	8.6
2014	(0.9)
2013	(6.4)
2012	7.8

Our exposure related to exchange rate changes on our net asset position denominated in currencies other than USD varies with changes in our net asset position. Net asset position refers to financial assets, such as trade receivables and cash and cash deposits, less financial liabilities, such as trade payable and other payables. The impact of any such transaction gains or losses is reflected in finance expenses or income. Our most significant exposure relates to a potential change in the exchange rates of the U.S. dollar and the NIS. Assuming a 10% decrease in the U.S. dollar relative to the NIS, and assuming no other change, our finance expenses would have increased by $0.2 million in 2016, increase by $0.4 million in 2015, and increase by $0.3 million in 2014 due to our negative current net asset position denominated in U.S. dollars as of December 31, 2016, 2015 and 2014.

Commodity Price Risk

Operating in the agribusiness sector, changes in certain commodity prices may affect our reported operating results and cash flows. The budget for, and size of, research and development expenditures of our existing and potential collaborators may be reduced as a result of a decrease in commodity prices. For example, corn prices decreased from around US$7 per bushel in mid-2013 to less than US$4 per bushel in late 2014 and thereafter maintained that price level throughout 2015 and 2016. Such developments may, in turn, adversely impact the size of the research payments that we may receive from these collaborators, as well as our ability to extend existing collaborations or enter into new ones. In addition, the prospects of our wholly owned subsidiary Evofuel will depend on biofuel and oil and natural gas prices. Further, the royalties we may receive from our collaborators on the sales and transfers of seeds containing the traits we develop could be affected by fluctuations in seed commodity prices. As of December 31, 2016, we did not have any hedge arrangements in place to protect our exposure to commodity price fluctuations.

Interest rate risk

We have a considerable investment in marketable securities that consist of corporate bonds and government treasury notes denominated in U.S. dollars. These investments expose us to the risk of interest rate fluctuations. An increase in U.S. interest rates could cause the fair value of these investments to decrease. As of December 31, 2016 the fair value of these investments was $71.7 million. The potential loss in fair value from a hypothetical 0.5% increase in the interest rate would be approximately $0.9 million. As of December 31, 2016, we did not have any hedge arrangements in place to protect our exposure to interest rate fluctuations.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2016. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2016, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act). Our internal control system has been designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of our published consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). Based on such assessment, our management has concluded that, as of December 31, 2016, our internal control over financial reporting is effective based on those criteria.

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

Our board of directors has determined that each of Ms. Sarit Firon and Mr. Ziv Kop qualifies as an audit committee financial expert, as defined by the rules of the SEC, and has the requisite financial experience required by the Nasdaq Listing Rules. In addition, each of Ms. Firon and Mr. Kop is independent, as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the Nasdaq Listing Rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics and Proper Business Conduct applicable to our executive officers, directors and all other employees, which is a “code of ethics” as defined in this Item 16B of Form 20-F promulgated by the SEC. We have also implemented a training program for new and existing employees concerning our Code of Ethics and Proper Business Conduct. A copy of the code is delivered to every employee of Evogene Ltd. and all of its subsidiaries, and is available to investors and others on our website at http://investors.evogene.com/corporate-governance or by contacting our investor relations department. Information contained on, or that can be accessed through, our website does not constitute a part of this Form 20-F and is not incorporated by reference herein. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our Code of Ethics and Proper Business Conduct in 2016. We intend to disclose any amendments to, or waivers of, the Code of Ethics and Proper Business Conduct on our Web site.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services.

We paid or accrued the following fees for professional services rendered by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global and an independent registered public accounting firm, for the years ended December 31, 2016 and 2015:

	2016	2015
Audit Fees	$105,000	$120,000
Audit-Related Fees	-	-
Tax Fees	22,000	15,252
Total	$127,000	$135,252

“Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

 “Audit-related fees” include consultations in the regular course of business.

“Tax fees” include fees for professional services rendered by our auditors for tax compliance and tax consulting in connection with international transfer pricing.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually any specific audit and non-audit services, audit-related service and tax services that may be performed by our independent accountants. Pursuant to that policy, our audit committee pre-approved all fees paid to our auditors for the year ended December 31, 2016.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Except as otherwise indicated, we are in compliance with corporate governance standards as currently applicable to us under Israeli, U.S., SEC and Nasdaq laws, rules and/or regulations, as applicable. Under the Nasdaq Listing Rules, as a foreign private issuer, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Listing Rules for U.S. domestic issuers. We currently follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, solely with respect to the following requirements:

▪  Quorum. As permitted under the Companies Law pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, at least two shareholders), instead of 33 1/3% of the issued share capital required under the NASDAQ Listing rules.

▪  Executive sessions of independent directors. Israeli law does not require executive sessions of independent directors. Although all of our current directors are “independent directors” under the applicable Nasdaq criteria, we do not intend to comply with this requirement if we have directors who are not independent.

▪  Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the Companies Law, which include (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), (ii) transactions concerning the compensation, indemnification, exculpation and insurance of the chief executive officer; (iii) the compensation policy recommended by the compensation and nominating committee of our board of directors and approved by our board of directors (and any amendments thereto); (iv) extraordinary transactions with, and the terms of employment or other engagement of, a controlling shareholder (if and when this becomes relevant to our company), (v) amendments to our articles of association, and (vi) certain non-public issuances of securities. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies. We will not be required to, however, seek shareholder approval for any of the following events described in the Nasdaq Listing Rules:

o	certain issuances of shares in excess of 20% of the outstanding shares of the Company;

o	an issuance that will result in a change of control of our company; and

o	adoption of, or material changes to, our equity compensation plans.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-2 through F-45 of this annual report.

ITEM 19.	EXHIBITS

See the Index of Exhibits incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Evogene Ltd.

Date: April 28, 2017	By: /s/ Ofer Haviv Name: Ofer Haviv Title: President and Chief Executive Officer

ANNUAL REPORT ON FORM 20-F
INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
1.2
Amendments to Articles 19 and 21 of the Amended and Restated Articles of Association of the Registrant (incorporated by reference to Appendix A to Evogene's proxy statement for its 2014 annual general meeting of shareholders, annexed as Exhibit 99.1(a) to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on April 8. 2014)

4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
4.2	Evogene Share Option Plan (2002) (incorporated by reference to Exhibit 10.10 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
4.3	Evogene Ltd. Key Employee Share Incentive Plan, 2003 (incorporated by reference to Exhibit 10.11 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
4.4.1	Evogene Ltd. 2013 Share Option Plan (incorporated by reference to Exhibit 10.12 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
4.4.2
2015 U.S. Addendum to Evogene Ltd. 2013 Share Option Plan (incorporated by reference to Exhibit A to the proxy statement for Evogene’s special general meeting of shareholders held on March 15, 2016, annexed as Exhibit 99.1 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on February 4, 2016)

4.5
Second Amended and Restated Collaboration Agreement, dated October 27, 2013, by and between Monsanto Company and Evogene Ltd., (incorporated by reference to Exhibit 10.1 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315)) †

4.6
Wheat Collaboration and License Agreement, dated December 10, 2010, by and between Bayer CropScience AG and Evogene Ltd., as amended on October 14, 2012 and on July 21, 2014 (incorporated by reference to Exhibits 10.6 and 10.7 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315)) †

4.7.1
Evogene Ltd. Officers’ Compensation Policy (incorporated by reference to Appendix A to Evogene’s proxy statement for its special general meeting of shareholders held on March 11, 2014, annexed as Exhibit 99.1 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on February 10, 2014)

4.7.2
Amendments to Evogene Ltd. Officers’ Compensation Policy (incorporated by reference to Appendix A to Evogene's proxy statement for its 2015 annual general meeting of shareholders held on May 5, 2015, annexed as Exhibit 99.2 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on March 31, 2015)

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

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Evogene Ltd.

We have audited the accompanying consolidated statements of financial position of Evogene Ltd. and its subsidiaries ("the Company") as of December 31, 2016 and 2015 and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2016 and 2015 and the consolidated results of their operations, changes in their equity and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 28, 2017	A Member of Ernst & Young Global

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2016	2015

CURRENT ASSETS:
Cash and cash equivalents	7	$3,236	$10,221
Restricted cash		47	47
Marketable securities	8	71,738	71,807
Short-term bank deposits		13,137	18,603
Trade receivables		169	2,675
Other receivables	9	1,163	1,023

		89,490	104,376
LONG-TERM ASSETS:
Long-term deposits		13	22
Property, plant and equipment, net	10	6,483	8,197

		6,496	8,219

		$95,986	$112,595
CURRENT LIABILITIES:
Trade payables		$1,330	$1,771
Other payables	11	2,803	3,049
Liabilities in respect of government grants	12	125	259
Deferred revenues and other advances	5	967	560

		5,225	5,639
LONG-TERM LIABILITIES:
Liabilities in respect of government grants	12	3,303	2,880
Deferred revenues and other advances	5	138	298
Severance pay liability, net	14	31	26

		3,472	3,204
SHAREHOLDERS' EQUITY:	17
Ordinary shares of NIS 0.02 par value: Authorized − 150,000,000 ordinary shares; Issued and outstanding –25,480,809 and 25,404,362 shares at December 31, 2016 and 2015, respectively		141	140
Share premium and other capital reserve		183,342	180,214
Accumulated deficit		(96,194)	(76,602)

		87,289	103,752

		$95,986	$112,595

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2016	2015	2014

Revenues		$6,540	$11,129	$14,511
Cost of revenues	19a	5,639	8,255	9,709

Gross profit		901	2,874	4,802

Operating expenses:

Research and development, net	19b	16,405	14,449	14,022
Business development	19c	1,696	1,964	1,851
General and administrative	19d	3,889	4,382	4,185

Total operating expenses		21,990	20,795	20,058

Operating loss		(21,089)	(17,921)	(15,256)

Financing income	19e	2,424	2,571	2,242
Financing expenses	19e	(891)	(1,863)	(1,516)

Loss before taxes on income		(19,556)	(17,213)	(14,530)
Taxes on income		36	-	-

Net loss		$(19,592)	$(17,213)	$(14,530)

Other comprehensive income (loss):
Loss from cash flow hedges		$-	$(45)	$(222)
Amounts transferred to the statement of profit or loss for cash flow hedges		-	267	-

Total comprehensive loss		$(19,592)	$(16,991)	$(14,752)

Basic and diluted net loss per share	20	$(0.77)	$(0.68)	$(0.58)

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Share capital	Share premium and other capital reserve	Accumulated other comprehensive loss	Accumulated deficit	Total

Balance as of January 1, 2014	$137	$169,469	$-	$(44,859)	$124,747

Net loss	-	-	-	(14,530)	(14,530)

Exercise of options	3	2,854	-	-	2,857

Other comprehensive loss	-	-	(222)	-	(222)

Share-based compensation	-	3,230	-	-	3,230

Balance as of December 31, 2014	$140	$175,553	$(222)	$(59,389)	$116,082

Net loss	-	-	-	(17,213)	(17,213)

Exercise of options	-	296	-	-	296

Other comprehensive income	-	-	222	-	222

Share-based compensation	-	4,365	-	-	4,365

Balance as of December 31, 2015	$140	$180,214	$-	$(76,602)	$103,752

Net and comprehensive loss	-	-	-	(19,592)	(19,592)

Exercise of options	1	185	-	-	186

Share-based compensation	-	2,943	-	-	2,943

Balance as of December 31, 2016	$141	$183,342	$-	$(96,194)	$87,289

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014
Cash flows from operating activities:

Net loss	$(19,592)	$(17,213)	$(14,530)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	2,279	2,433	2,249
Share-based compensation	2,943	4,365	3,230
Net financing income	(1,688)	(845)	(926)
Loss from sale of property, plant and equipment	39	-	-
Taxes on income	36	-	-

	3,609	5,953	4,553
Changes in asset and liability items:

Decrease (increase) in trade receivables	2,506	(1,492)	730
Decrease (increase) in other receivables	(100)	(293)	58
Decrease (increase) in long term deposits	9	(1)	7
Decrease in trade payables	(215)	(68)	(267)
Decrease in other payables	(303)	(640)	(895)
Increase (decrease) in severance pay liability, net	5	(3)	10
Decrease in deferred revenues and other advances	(81)	(1,055)	(571)
Increase (decrease) in liabilities in respect of government grants	115	(284)	-

	1,936	(3,836)	(928)

Cash received (paid) during the year for:

Interest received	2,360	2,689	2,010
Taxes paid	(6)	-	-

Net cash used in operating activities	(11,693)	(12,407)	(8,895)

Cash flows from investing activities:

Purchase of property, plant and equipment	(808)	(2,005)	(3,564)
Proceeds from sale of marketable securities	23,926	38,164	31,195
Purchase of marketable securities	(24,561)	(31,168)	(80,615)
Proceeds from (investment in) bank deposits, net	5,466	11,443	(30,046)
Proceeds from sale of property, plant and equipment	5	-	-
Decrease (increase) in restricted cash	-	953	(1,000)

Net cash provided by (used in) investing activities	4,028	17,387	(84,030)

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014

Cash flows from financing activities:

Proceeds from exercise of options	186	296	2,857
Proceeds from government grants	802	167	339
Repayment of government grants	(333)	(418)	(530)

Net cash provided by financing activities	655	45	2,666

Exchange rate differences - cash and cash equivalent balances	25	(17)	18

Increase (decrease) in cash and cash equivalents	(6,985)	5,008	(90,241)

Cash and cash equivalents, beginning of the year	10,221	5,213	95,454

Cash and cash equivalents, end of the year	$3,236	$10,221	$5,213

Significant non-cash activities:

Acquisition of property, plant and equipment	$150	$349	$536

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: –      GENERAL

a.
Evogene Ltd. together with its subsidiaries ("the Company" or "Evogene") is a leading biotechnology company focused on the improvement of crop productivity and performance, addressing the world’s increasing demand for food, feed and fuel. We have developed a proprietary innovative technology platform, leveraging scientific understanding and computational technologies to harness agriculture ‘Big Data’ in order to develop improved seed traits, innovative ag-chemical products and novel ag-biological products.

Furthermore, we operate a seed business under our wholly-owned subsidiary, Evofuel Ltd., or Evofuel, currently focusing on the development of improved castor bean seeds to serve as a feedstock source for biofuel and other industrial uses.

Evogene Ltd. was founded on October 10, 1999 as Agro Leads Ltd., a division of Compugen Ltd. In 2002, our company was spun-off as an independent corporation under the laws of the State of Israel, and changed its name to Evogene Ltd.

The Company’s shares have been trading on the Tel Aviv Stock Exchange (“TASE”) since 2007, on the New York Stock Exchange (“NYSE”) from November 2013 until December 2016, and on the Nasdaq Stock Market ("NASDAQ") since December 2016.

b.
The Company principally derives its revenues from collaboration arrangements, see note 5. As to major customers, see Note 21(c). In a case of termination of collaboration agreement with a major customer, the Company may not be able to make up the lost revenue and this may have a material adverse effect on its results of operations.

c.         The Company has two fully owned active subsidiaries –Evofuel and Evogene Inc.

Evogene Inc. was incorporated in Delaware, United States. Since 2015, Evogene Inc. is engaged in research and development in the field of insect control and located in the Bio-Research and Development Growth (BRDG) Park, in St. Louis, Missouri, United States.

d.	Definitions In these Financial Statements –

Subsidiary	- Company that is controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.

Related parties	- As defined in IAS 24.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -       SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The Company's financial statements have been prepared on a cost basis, except for financial assets and liabilities (including derivatives) which are presented at fair value through profit or loss.

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

c.	Functional currency, presentation currency and foreign currency:

1.	Functional currency and presentation currency:

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

NOTE 2: -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

d.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty.

e.	Short-term deposits:

Short-term bank deposits are deposits with an original maturity of more than three months from the date of investment but less than one year and which do not meet the definition of cash equivalents. The deposits are presented according to their terms of deposit.

f.	Government grants:

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

NOTE 2: -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Non-refundable grants from the OCS and the European Union Horizon 2020 (“EU”) for funding research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a deduction from research and development expenses.

g.	Leases:

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

h.	Property, plant and equipment:

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Intangible assets:

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

Amortization expenses in respect of intangible assets in the statements of comprehensive loss for 2016, 2015 and 2014 totaled $0, $0 and $45, respectively. The expenses were included in research and development expenses.

Research and development expenditures:

Research expenditures are recognized in profit or loss when incurred.

j.	Impairment of non-financial assets:

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

k.	Revenue recognition:

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

NOTE 2: -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following are the specific revenue recognition criteria which must be met before revenue is recognized:

-
Revenues from agreements that do not contain a general right of return and are composed of multiple elements such as license, services, royalties and milestone events are allocated to the different elements and are recognized in respect of each element separately. An element constitutes a separate accounting unit if and only if it has a separate value to the customer. Revenue from each element is recognized when the criteria for revenue recognition have been met and only to the extent of the consideration that is not contingent upon completion or performance of future services in the contract.

-
Revenues from research and development services as part of the Company's collaboration agreements are recognized as service revenues. Recognition of the service is throughout the services period and is determined based on the proportion of actual costs incurred for each reporting period to the estimated total costs, subject to the enforceable rights.

-	Revenues from milestone events stipulated in the agreements are recognized upon the occurrence of a substantive element specified in the agreement.

Deferred revenues and other advances:

Deferred revenues and other advances are unearned amounts including up-front payments received from customers not yet recognized as revenues. Up-front payments received upon entering into the collaboration agreements are initially deferred when received and then recognized as service revenues over the duration of the relevant contract based on the proportion of actual costs incurred for each reporting period to the estimated total costs of the collaboration.

l.	Taxes on income:

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

NOTE 2: -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

m.	Financial instruments:

1.	Financial assets:

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

NOTE 2: -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

n.	Derivative financial instruments designated as hedges:

The Company entered into contracts for derivative financial instruments such as forward currency contracts to hedge risks associated with foreign exchange rate fluctuations.

Any gains or losses arising from changes in the fair values of derivatives that do not qualify for hedge accounting are recorded immediately in profit or loss.

Hedges qualify for hedge accounting, among others, when at inception of the hedging relationship there is a formal designation and documentation of the hedging relationship and of the Company's risk management objective and strategy for undertaking the hedge. Hedges are assessed on an ongoing basis to determine whether they are highly effective during the reporting period for which the hedge is designated. Hedges that meet the criteria for hedge accounting are accounted for as follows:

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

o.	Fair value measurement:

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

NOTE 2: -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	Inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

p.	Provisions:

A provision in accordance with IAS 37 is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

q.	Employee benefit liabilities:

The Company has several employee benefit plans:

1.	Short-term employee benefits:

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

r.	Share-based payment transactions:

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

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for awards that do not ultimately vest.

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee or other service provider at the modification date.

s.	Loss per share:

Loss per share is calculated by dividing the net loss attributable to equity holders of the Company by the weighted number of ordinary shares outstanding during the period.

Potential ordinary shares are included in the computation of diluted earnings per share when their conversion decreases earnings per share from continuing operations.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: -	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUPMTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

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

In estimating the likelihood of outcome of legal claims filed against the Company, the companies relies on the opinion of its legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: -	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUPMTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

-	Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price and exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

NOTE 4: -	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

a.	IFRS 15, "Revenue from Contracts with Customers":

IFRS 15 ("the new Standard") was issued by the IASB in May 2014.

The new Standard replaces IAS 18, "Revenue", IAS 11, "Construction Contracts", IFRIC 13, "Customer Loyalty Programs", IFRIC 15, "Agreements for the Construction of Real Estate", IFRIC 18, "Transfers of Assets from Customers" and SIC-31, "Revenue - Barter Transactions Involving Advertising Services".

The new Standard introduces a five-step model that will apply to revenue earned from contracts with customers:

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

Step 5: Recognize revenue when a performance obligation is satisfied, either at a point in time or over time.

The new Standard is to be applied retrospectively for annual periods beginning on January 1, 2018. Early adoption is permitted. At this stage, the Company does not intend to adopt IFRS 15 early.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: -	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

The new Standard allows the option of modified retrospective adoption with certain reliefs according to which the new Standard will be applied to existing contracts from the initial period of adoption and thereafter with no restatement of comparative data. Under this option, the Company will recognize the cumulative effect of the initial adoption of the new Standard as an adjustment to the opening balance of retained earnings (or another component of equity, as applicable) as of the date of initial application. Alternatively, the new Standard permits full retrospective adoption with certain reliefs.

The Company is still in the process of completing its assessment on the impact this guidance will have on its consolidated financial statements. The Company expects to complete its assessment process during 2017.

b.	IFRS 9, "Financial Instruments":

In July 2014, the IASB issued the final and complete version of IFRS 9, "Financial Instruments" ("IFRS 9"), which replaces IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 mainly focuses on the classification and measurement of financial assets and it applies to all assets in the scope of IAS 39.

According to IFRS 9, all financial assets are measured at fair value upon initial recognition. In subsequent periods, debt instruments are measured at amortized cost only if both of the certain conditions are met.

IFRS 9 also includes a new model for measurement of impairment of financial assets.

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

The Company is evaluating the possible impact of the adoption of IFRS 9 but is presently unable to assess its effect, if any, on the financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: -	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

c.	Amendments to IAS 7, "Statement of Cash Flows", regarding additional disclosures of financial liabilities:

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

The new Standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted provided that IFRS 15, "Revenue from Contracts with Customers", is applied concurrently.

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: -	COLLABORATION AGREEMENTS

Below is information regarding collaboration agreements which each amounts to 10% or more of our total revenues in 2016:

a.
Our most significant collaboration in the seed traits activity is with Monsanto, addressing yield, drought tolerance and fertilizer utilization in corn, soybean, cotton and canola through biotechnology. The collaboration, initiated in 2008, originally focused on gene discovery, and a 2011 expansion of the agreement added new research activities for increasing trait efficacy. The collaboration was extended and expanded for a second time in October 2013, to address corn resistance to Fusarium, a fungus responsible for Stalk Rot disease in corn. Our activities under the extended agreement are scheduled to expire in August 2019.

b.
Our collaboration with Bayer, initiated in 2010, was originally focused on discovery of genes and other genomic elements addressing yield, abiotic stress and nitrogen use efficiency in wheat. In 2014 the collaboration agreement was amended and the collaboration's focus was shifted to discovery of promoters, which are segments of DNA that determine how a gene will be expressed in the plant.

c.
We have a collaboration with a multinational consumer goods company, addressing yield improvement in a certain field crop through non-GM methods. In this collaboration, initiated in 2014, we generate new varieties of the target crop using a molecular biology method known as TILLING with the goal that our partner includes such new varieties in its breeding pipeline. Our activities under this agreement are scheduled to expire in 2018.

NOTE 6: -	LONG-TERM INVESTMENT

On February 4, 2013, the Company signed an agreement with a private Israeli company, according to which the Company undertook to provide the private Israeli company with rights to use its greenhouses and facilities, including support for the private Israeli company's development process, for the consideration of total value amounting to $365, which was determined based on a third party valuation.

In April 2015 the private Israeli company began a dissolution process as result of its insolvency and inability to pay back its debtors. Subsequently the Company recorded a full impairment of the investment in the amount of $382.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: -       CASH AND CASH EQUIVALENTS

	December 31,
	2016	2015

Cash for immediate withdrawal in USD	$1,741	$2,604
Cash equivalents in NIS bank deposit (1)	1,170	26
Cash for immediate withdrawal in NIS	281	64
Cash for immediate withdrawal in Euro and other currencies	44	227
Cash equivalents in USD bank deposits	-	7,300

	$3,236	$10,221

(1)	As of the reporting date, the NIS deposit bear interest of 0.09%. The deposit is withdrawable daily.

NOTE 8: -       MARKETABLE SECURITIES

	December 31,
	2016	2015

Financial assets measured at fair value through profit or loss:

Corporate bonds and government treasury notes	$71,738	$71,807

NOTE 9: -       OTHER RECEIVABLES

	December 31,
	2016	2015

Government authorities	$354	$257
Patent cost reimbursement	283	246
Accrued bank interests	110	70
Prepaid expenses	157	182
Other receivables	259	268

	$1,163	$1,023

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: -	PROPERTY, PLANT AND EQUIPMENT, NET

Balance at December 31, 2016:

	Laboratory equipment	Computers and peripheral equipment	Office equipment and furniture	Leasehold improvements	Vehicles	Total
Cost:

Balance at January 1, 2016	$4,340	$3,194	$216	$12,582	$98	$20,430
Additions	219	356	8	26	-	609
Disposals	-	-	-	-	(98)	(98)

Balance at December 31, 2016	4,559	3,550	224	12,608	-	20,941

Accumulated Depreciation:

Balance at January 1, 2016	2,751	2,376	100	6,962	44	12,233
Additions	409	480	14	1,366	10	2,279
Disposals	-	-	-	-	(54)	(54)

Balance at December 31, 2016	3,160	2,856	114	8,328	-	14,458

Depreciated cost at December 31, 2016	$1,399	$694	$110	$4,280	$-	$6,483

Balance at December 31, 2015:

	Laboratory equipment	Computers and peripheral equipment	Office equipment and furniture	Leasehold improvements	Vehicles	Total
Cost:

Balance at January 1, 2015	$3,550	$2,728	$209	$12,027	$98	$18,612
Additions	790	466	7	555	-	1,818

Balance at December 31, 2015	4,340	3,194	216	12,582	98	20,430

Accumulated Depreciation:

Balance at January 1, 2015	2,339	1,932	87	5,413	29	9,800
Additions	412	444	13	1,549	15	2,433

Balance at December 31, 2015	2,751	2,376	100	6,962	44	12,233

Depreciated cost at December 31, 2015	$1,589	$818	$116	$5,620	$54	$8,197

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: -	OTHER PAYABLES

	December 31,
	2016	2015

Employees and payroll accruals	$1,953	$2,133
Accrued expenses	471	577
Government authorities	379	339

	$2,803	$3,049

NOTE 12: -     LIABILITIES IN RESPECT OF GOVERNMENT GRANTS

	2016	2015

Balance at January 1,	$3,139	$3,673
Grants received	474	167
Royalties paid	(333)	(418)
Amounts recorded in profit or loss	148	(283)

Balance at December 31,	$3,428	$3,139

The Company received research and development grants from the OCS, and undertook to pay royalties of 3%-3.5% of revenues derived from research and development projects that were financed by the OCS, of up to 100% of the grants received. As of December 31, 2016, the Company received grants amounting to $6,175, (including accrued interest), while total royalties paid as of that date amounted to $3,173.

The Company received research and development grants from BIRD, and undertook to pay royalties of 5% of revenues derived from research and the development projects that were financed by BIRD, of up to 150% of all grants received. As of December 31, 2016, the Company received grants in the amount of $808. No royalties have yet been paid through December 31, 2016 as no revenues were derived from products developed using these grants.

The Company received research and development grants from CIIRDF, and undertook to pay royalties of 2.5% of revenues derived from research and the development projects that were financed by CIIRDF, of up to 100% of all grants received. As of December 31, 2016, the Company received grants amounting to $334. No royalties have yet been paid through December 31, 2016 as no revenues were derived from products developed using these grants.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: -	FINANCIAL INSTRUMENTS

a.	Classification of financial instruments by fair value hierarchy:

As of December 31, 2016

Level 2

Financial assets:

Marketable securities	$71,738

As of December 31, 2015

Level 2

Financial assets:

Marketable securities	$71,807

During 2016, there were no transfers due to the fair value measurement of any financial instrument to or from Levels 1, 2 and 3.

b.	Financial risk factors:

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

The following table presents the repayment dates of the Company's financial liabilities, by contractual terms, in nominal amounts (including interest payments):
Balance at December 31, 2016:

	Up to 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	Over 5 years	Total
Trade payables	$1,330	$-	$-	$-	$-	$-	$1,330
Other payables	2,803	-	-	-	-	-	2,803
Liabilities in respect of government grants	179	712	513	481	598	1,576	4,059

	$4,312	$712	$513	$481	$598	$1,576	$8,192

Balance at December 31, 2015:

	Up to 1 year	1 year To 2 years	2 years To 3 years	3 years to 4 years	4 years to 5 years	Over 5 years	Total
Trade payables	$1,771	$-	$-	$-	$-	$-	$1,771
Other payables	3,049	-	-	-	-	-	3,049
Liabilities in respect of government grants	304	865	467	843	1,005	302	3,786

	$5,124	$865	$467	$843	$1,005	$302	$8,606

c.	Fair Value:

The carrying amounts of cash and cash equivalents, short-term investments, other receivables, trade payables and other payables approximate their fair values due to the short-term maturities of such instruments.

The fair value of the liabilities in respect of government grants is measured using a discount rate that reflects the applicable market rate of interest at the date the grants are received which approximates the fair value at the respective balance sheet date. The fair value measurement is categorized into Level 3.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: -	FINANCIAL INSTRUMENTS (Cont.)

d.	Sensitivity tests relating to changes in market factors:

	December 31,
	2016		2015

Sensitivity test to changes in the NIS exchange rate:

Gain (loss) from the change:
Increase of 5% in exchange rate		$84		$176
Decrease of 5% in exchange rate		$(84)		$(176)

Sensitivity test to changes in the market price of listed securities:

Gain (loss) from the change:
Increase of 5% in market price		$3,587		$3,590
Decrease of 5% in market price	$	(3,587)	$	(3,590)

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

Cash flow hedges of the expected employee wages, government authorities payments and rent payments in January-April 2015 were estimated as highly effective, and as result on December 31, 2014 other comprehensive loss in the amount of about $222, was recorded in equity in Accumulated other comprehensive loss.

As of December 31, 2015 there were no hedging contracts held by the Company.

As of December 31, 2016, the Company held NIS/USD forward contracts designated as hedges of expected future employee wages and for expected future payments to government authorities. The main terms of these positions were set to match the terms of the hedged items.

Cash flow hedges of the expected employee wages and government authorities payments in January-March 2017 were not estimated as highly effective, and as result on December 31, 2016 financing income in the amount of $7, was recorded in profit or loss.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: -	SEVERANCE PAY LIABILITY, NET

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

	Year ended December 31,
	2016	2015	2014

Expenses - defined contribution plan	$769	$782	$835

NOTE 15: -	TAXES ON INCOME

a.	Tax rates applicable to the Company:

1.	The Israeli corporate income tax rate was 25% in 2016 and 26.5% in 2015 and 2014.

On January 4, 2016 the Israeli Parliament's Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate), 2015, which includes a reduction of the corporate tax rate from 26.5% to 25%.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

2.
Evogene Inc, a company incorporated in the U.S., is subject to U.S. income taxes. In 2016 the weighted tax rate applicable to Evogene Inc. was approximately 26% (Federal tax and state tax where the company operates).

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

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 73):

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments ("the Amendment") was published. According to the Amendment, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

The Company has evaluated the effect on its financial statements of the transition to the preferred enterprise tax track, and as of the date of the approval of the financial statements, the Company believes that it will not transition to the preferred enterprise tax track. The Company's position may change in the future.

The new tax tracks under the Amendment are as follows:

Technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

c.	Tax assessments:

The Company received assessments that are considered final, up to and including the 2012 tax year.

d.	Carryforward losses for tax purposes and other temporary differences:

As of December 31, 2016, the Evogene Ltd. and its Israeli subsidiary have carryforward operating tax losses amounting to approximately $55 million, which can be carried forward for an indefinite period.

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
The Company leases facilities for its offices and research and development activities, as well as motor vehicles under operating leases. Future minimum lease payments under non-cancelable operating leases for the years ended December 31, are as follows:

2017	$876
2018	781
2019 and after	851

$2,508

The Company has provided bank guarantees in the amount of $278 to secure compliance with its facilities rental payment requirements.

b.	Claims

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

b.	Share capital:

	December 31,
	2016		2015
	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
	Number of shares
Ordinary shares of NIS 0.02 par value each	150,000,000	25,480,809	150,000,000	25,404,362

c.	Changes in share capital:

Share capital issued and outstanding:

	Number of shares	NIS par value
Outstanding at January 1, 2015	25,350,954	507,019

Exercise of options	53,408	1,068

Outstanding at December 31, 2015	25,404,362	508,087

Exercise of options	76,447	1,529

Outstanding at December 31, 2016	25,480,809	509,616

d.	Rights attached to shares: Voting rights at the general meeting, rights to dividends, rights upon liquidation of the Company and the right to appoint directors of the Company.

e.	Capital management in the Company:

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: -    SHARE- BASED COMPENSATION

a.	Expenses recognized in the financial statements:

The expense recognized in the Company's financial statements for services provided by employees and service-providers is as follows:

	Year ended December 31,
	2016	2015	2014

Share-based compensation	$2,943	$4,365	$3,230

The Company maintains three share option and incentive plans: the Evogene Share Option Plan (2002), the Evogene Ltd. Key Employee Share Incentive Plan, 2003, and the Evogene Ltd. 2013 Share Option Plan. All such option and incentive plans provide for the grant of options to purchase the Company's ordinary shares and generally expire 10 years from the grant date.

b.	Share-based payment plan for employees and consultants:

During 2014, 2015 and 2016 the board of directors of the Company approved an issuance to its employees and consultants of 508,000, 692,750 and 200,000 options, respectively. The fair value of the options determined at their grant date using binomial model was approximately $2,445, $2,287 and $524, respectively.

c.	Option grants to key officers and directors:

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

On February 29, 2016, the board of directors of the Company approved an issuance to two of its directors of 2,500 options each exercisable into 2,500 ordinary shares, NIS 0.02 par value each of the Company, for an exercise price of NIS 28.28 ($7.23) and NIS 32.72 ($8.37) per share. The determined fair value of the options at their grant date using binomial model was approximately $14.

On May 18, 2016, the board of directors of the Company approved an issuance to certain of its directors of 12,500 options each exercisable into 12,500 ordinary shares, NIS 0.02 par value each of the Company, for an exercise price of NIS 27.79 ($7.25) per share. The determined fair value of the options at their grant date using binomial model was approximately $41.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: -    SHARE- BASED COMPENSATION (Cont.)

On August 10, 2016, the board of directors of the Company approved an issuance to one of its directors of 10,000 options each exercisable into 10,000 ordinary shares, NIS 0.02 par value each of the Company, for an exercise price of NIS 26.89 ($7.06) per share. The determined fair value of the options at their grant date using binomial model was approximately $27.

On September 26, 2016, the board of directors of the Company approved an issuance to its key officer of 150,000 options exercisable into 150,000 ordinary shares of the Company, NIS 0.02 par value each, for an exercise price of NIS 26.21 ($6.96) per share. The fair value of the options determined at their grant date using binomial model was approximately $318.

d.	Options exercised:

During 2016, 2015, and 2014 employees, directors and consultants exercised 76,447, 53,408 and 449,627 options, respectively, into a total of 579,482 Ordinary shares, NIS 0.02 par value each of the Company, for a total consideration of $186, $296 and $2,857 respectively.

e.	Share options activity:

The following table summarizes the number of share options, the weighted average exercise price, and the changes that were made in the option plans to employees, consultants and directors:

	2016		2015		2014
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding at January 1	4,970,028	9.65	3,770,762	9.75	3,565,793	9.08
Grants	377,500	6.94	1,455,250	8.90	714,300	14.80
Exercised	(76,447)	2.45	(53,408)	5.58	(449,627)	6.14
Forfeited	(831,197)	9.87	(202,576)	7.15	(59,704)	11.73

Outstanding at December 31	4,439,884	9.50	4,970,028	9.65	3,770,762	9.75
Exercisable at December 31	3,203,850	9.18	2,794,672	8.79	2,166,364	7.57

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data

NOTE 18: -    SHARE- BASED COMPENSATION (Cont.)

The following table summarizes information about share options outstanding at December 31, 2016:

	Options outstanding
Range of exercise prices ($)	Number outstanding	Average remaining contractual life	Weighted average exercise price
2.02 - 6.83	723,238	3.47	4.87
6.96 – 7.85	1,055,672	5.29	7.40
8.09 - 9.78	1,146,272	7.63	9.21
10.03 – 13.7	1,289,735	6.89	12.47
17.65 - 20.39	224,967	7.36	18.74

Total	4,439,884	6.17	9.50

f.	The weighted average outstanding remaining contractual term of the options as of December 31, 2016 is 6.17 years (as of December 31, 2015, it was 7 years).

g.	The weighted average fair value of options granted during 2016 was $2.93 (for options granted during 2015, the fair value was $3.24).

h.
The fair value of the Company's share options granted to employees, directors and consultants for the years ended December 31, 2016, 2015 and 2014 was estimated using the binomial model with the following assumptions:

	2016	2015	2014

Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	45-54	48-51	53-59
Risk-free interest rate (%)	1.87-2.35	1.8-2.7	0.64-5.77
Suboptimal factor	1.8-2	1.8-2	1.8-2
Post-vesting forfeiture rate (%)	5-10	5-10	5-10

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

On August 10, 2016 the board of directors of the Company approved for one of its key officers scheduled to cease his employment with the Company through August 31, 2016 an extension to the originally awarded 3 month period post-employment allowing for exercise of fully vested options to period of 2 years from his unemployment date. The weighted average incremental fair value measured using the binomial model was approximately $0.67 per option.

On December 28, 2016 the board of directors of the Company approved for one of its key officers scheduled to cease his employment with the Company through December 31, 2016 an extension to the originally awarded 3 month period post-employment allowing for exercise of fully vested options to period of 2 years from his unemployment date. The weighted average incremental fair value measured using the binomial model was approximately $0.05 per option.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19: -     STATEMENTS OF COMPREHENSIVE LOSS - ADDITIONAL INFORMATION

a.	Cost of revenues:

	Year ended December 31,
	2016	2015	2014

Salaries and benefits	$3,520	$4,381	$5,030
Share-based compensation	231	831	708
Sub-contractors and consultants	594	757	1,087
Materials	162	325	954
Depreciation	599	960	999
Rentals and maintenance	448	689	855
Other	85	312	76

	$5,639	$8,255	$9,709

b.	Research and development, net:

	Year ended December 31,
	2016	2015	2014

Salaries and benefits	$9,207	$7,930	$8,173
Share-based compensation	1,369	1,531	897
Materials and sub-contractors	2,120	1,508	1,152
Plant growth and greenhouse maintenance	473	730	573
Rentals and office maintenance	1,081	761	1,285
Depreciation and amortization	1,679	1,475	1,250
Other	656	819	784
Participation in respect of government grants	(180)	(305)	(92)

	$16,405	$14,449	$14,022

c.	Business development:

	Year ended December 31,
	2016	2015	2014

Salaries and benefits	$947	$1,010	$1,287
Share-based compensation	508	685	347
Travel	136	160	139
Legal	16	56	55
Other	89	53	23

	$1,696	$1,964	$1,851

d.	General and administrative:

	Year ended December 31,
	2016	2015	2014

Salaries and benefits	$1,551	$1,608	$1,780
Share-based compensation	835	1,317	1,278
Professional fees	1,228	1,200	1,004
Other	275	257	123

	$3,889	$4,382	$4,185

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19: -     STATEMENTS OF COMPREHENSIVE LOSS - ADDITIONAL INFORMATION (Cont.)

e.	Financing income and expenses Financing income:

	Year ended December 31,
	2016	2015	2014

Exchange differences, net	$17	$41	$18
Interest income	2,400	2,530	2,224
Hedging instruments	7	-	-

	$2,424	$2,571	$2,242

Financing expenses:

	Year ended December 31,
	2016	2015	2014

Bank expenses and commissions	$155	$195	$200
Change in the fair value of marketable securities	703	1,237	832
Hedging instruments	-	99	164
Devaluation of investment	-	332	89
Revaluation of liabilities in respect of government grants	33	-	231

	$891	$1,863	$1,516

NOTE 20: -     NET LOSS PER SHARE

Details of the number of shares and loss used in the computation of net loss per share:

	Year ended December 31,
	2016		2015		2014
	Weighted number of shares *)	Loss	Weighted number of shares *)	Loss	Weighted number of shares *)	Loss

Number of shares and net loss for the computation of basic and diluted net loss per share	25,444,733	(19,592)	25,378,325	(17,213)	25,100,556	(14,530)

*)	To compute diluted net loss per share, potential ordinary shares, detailed below, have not been taken into account due to their anti-dilutive effect.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 21: -	OPERATING SEGMENTS

a.	General:

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

Evogene segment	-	Develops seed traits, ag-chemical products, and ag-biological products to improve plant performance.

Evofuel segment	-	Develops improved castor bean seeds to serve as a feedstock source for biofuel and other industrial uses.

Segments performance is determined based on operating loss reported in the financial statements. The results of a segment reported to the CODM include items attributed directly to a segment, as well as other items, which are indirectly attributed using reasonable assumptions.

b.	The following table presents our revenues and operating loss by segments:

	Evogene	Evofuel	Adjustments	Total

For the Year Ended December 31, 2016

Revenues	$6,540	$-	$-	$6,540

Operating loss	$(20,168)	$(921)	$-	$(21,089)

Net financing income				1,533

Loss before taxes on income				$(19,556)

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 21: -	OPERATING SEGMENTS (Cont.)

	Evogene	Evofuel	Adjustments	Total

For the Year Ended December 31, 2015

Revenues	$11,129	$-	$-	$11,129

Operating loss	$(16,146)	$(1,775)	$-	$(17,921)

Net financing income				708

Loss before taxes on income				$(17,213)

	Evogene	Evofuel	Adjustments	Total

For the Year Ended December 31, 2014

Revenues	$14,511	$-	$-	$14,511

Operating loss	$(13,078)	$(2,178)	$-	$(15,256)

Net financing expenses				726

Loss before taxes on income				$(14,530)

c.	Major customers:

Revenues from major customers each of whom amounts to 10% or more, of total revenues:

	Year ended December 31,
	2016	2015	2014

Customer A (shareholder)	77%	77%	60%
Customer B	11%	14%	27%
Customer C	12%	-	-

See also Note 22 (a).

d.	Geographical information:

Revenues based on the location of the customers, are as follows:

	Year ended December 31,
	2016	2015	2014

United States	89%	86%	73%
Germany	11%	14%	27%

	100%	100%	100%

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 22: -	BALANCES AND TRANSACTIONS WITH KEY OFFICERS AND CERTAIN SHAREHOLDERS

a.
2016 shareholders information refers to Monsanto, which to the best of the Company’s knowledge hold approximately 6.4%, of the Company's ordinary shares and is also a major customer (see also Notes 5, 21(c)).

b.	Balances:

Balance at December 31, 2016:

	Key officers	Certain shareholder

Receivables	$-	$283
Other payables	$285	$-

Balance at December 31, 2015:

	Key officers	Certain shareholder

Receivables	$-	$2,746
Other payables	$505	$-

c.	Benefits to directors:

	Year ended December 31,
	2016	2015	2014

Compensation to directors not employed by the Company or on its behalf	$322	$371	$289

Number of directors received the above compensation by the Company	9	8	8

d.	Salary and Benefits to key officers:

	Year ended December 31,
	2016	2015	2014

Salary and related benefits	$1,714	$1,849	$1,935
Share-based compensation	1,467	2,254	1,637

	$3,181	$4,103	$3,572
Number of people that received salary and benefits	10	8	6

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 22: -	BALANCES AND TRANSACTIONS WITH KEY OFFICERS AND CERTAIN SHAREHOLDERS (Cont.)

e.	Transactions:

For the year ended December 31, 2016

	Key officers	Certain shareholders

Revenues	$-	$(5,058)
Cost of revenues	104	(782)
Research and development expenses	1,286	-
Business development expenses	710	-
General and administrative expenses	1,081	-

	$3,181	$(5,840)

For the year ended December 31, 2015

	Key officers	Certain shareholders

Revenues	$-	$(10,095)
Cost of revenues	544	(656)
Research and development expenses	1,194	-
Business development expenses	874	-
General and administrative expenses	1,491	-

	$4,103	$(10,751)

For the year ended December 31, 2014

	Key officers	Certain shareholders

Revenues	$-	$(12,611)
Cost of revenues	185	(635)
Research and development expenses	1,035	-
Business development expenses	937	-
General and administrative expenses	1,415	-

	$3,572	$(13,246)