Form 20-F
period 2017-12-31
Evogene Ltd.
filed 2018-03-30
CIK 1574565

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2017, the registrant had outstanding 25,750,547 ordinary shares, par value NIS 0.02 per share.

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

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Emerging Growth Company ☒

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

Yes ☐          No ☒

EVOGENE LTD.

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

 CERTAIN TERMS AND CONVENTIONS

In this annual report, unless the context otherwise requires:

▪	references to “Evogene,” “we,” “us,” “our,” “our company” and “the company” refer to Evogene Ltd. and its subsidiaries, Evofuel Ltd., Evogene Inc., and Biomica Ltd.;

▪	references to “U.S. Dollars,” “$” or “dollars” are to U.S. dollars;

▪	references to “NIS” or “shekels” are to New Israeli Shekels;

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

Unless derived from our financial statements or otherwise noted, amounts presented in this annual report are translated at the rate of $1.00 = NIS 3.467, the exchange rate between the NIS and the U.S. dollar reported by the Bank of Israel as of December 31, 2017.

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

These statements include but are not limited to:

▪	our expectation that our discoveries will have the desired effect required in order to reach a commercial product;

▪	our ability, and the ability of our collaborators, to allocate the resources needed to develop commercial products based on our discoveries;

▪
our expectation regarding the length and complexity of the process of developing commercial products based on our discoveries and the probability of success of us and our collaborators in developing such products;

▪	our expectation regarding the future growth of the seeds, ag-chemicals, ag-biologicals, larger agriculture, castor seeds and human-based therapeutics markets;

▪
our ability to maintain our business models, such as the business model in which our partners pay for our research and development costs or the business model in which we pay for our own research and development costs and enter into collaboration agreements only in the later stages of product development;

▪	our expectation regarding the commercial value of our key product candidates, such as the trait value of our key seed traits product candidates in yield and abiotic stress and biotic stress;

▪	our expectation regarding regulatory approval of product candidates developed by us or our collaborators;

▪	our expectation that products containing or based on our discoveries will be commercialized and we will earn royalties from the sales of such products;

▪
our ability to continue to successfully develop our newer operations, such as ag-chemicals operations, insect control operations, and ag-biologicals operations, enter into collaboration agreements to develop product candidates in these fields and eventually commercialize products in the relevant markets;

▪	our ability to maintain and recruit knowledgeable or specialized personnel to perform our research and development work;

▪	our ability to successfully develop improved castor bean seed varieties that serve the current industrial markets;

▪	our ability to adapt to continuous technological change in our industry;

▪	our ability to maintain our collaboration agreements with our current collaborators;

▪	our ability to enter into new collaboration agreements and expand our research and development to new fields, traits and crops;

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

The selected consolidated statements of profit or loss and other comprehensive income (loss) data for each of the years in the three-year period ended December 31, 2017 and the consolidated statements of financial position data as of December 31, 2016 and December 31, 2017 are derived from our audited consolidated financial statements appearing in this annual report. The consolidated statements of profit or loss and other comprehensive income (loss) data for each of the years ended December 31, 2013 and December 31, 2014 and the consolidated statements of financial position data as of December 31, 2013, 2014 and 2015 are derived from our audited consolidated financial statements that are not included in this annual report.

	Year ended December 31, (in thousands, except share and per share data)
	2013	2014	2015	2016	2017
Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss):
Revenues:
Research and development payments, including up-front payments	$15,028	$14,198	$10,956	$6,500	$3,369
Share purchase related revenues	2,553	313	173	40	12
Total Revenues	17,581	14,511	11,129	6,540	3,381
Cost of revenues	10,114	9,709	8,255	5,639	2,845
Gross profit	7,467	4,802	2,874	901	536
Operating expenses:
Research and development, net	11,107	14,022	14,449	16,405	16,987
Business development	1,517	1,851	1,964	1,696	1,686
General and administrative	3,564	4,185	4,382	3,889	3,810
Total operating expenses	16,188	20,058	20,795	21,990	22,483
Operating loss	(8,721)	(15,256)	(17,921)	(21,089)	(21,947)
Financing income	1,179	2,242	2,571	2,424	2,125
Financing expenses	(1,336)	(1,516)	(1,863)	(891)	(1,005)
Loss before taxes on income	(8,878)	(14,530)	(17,213)	(19,556)	(20,827)
Taxes on income	-	-	-	36	11
Net loss	(8,878)	(14,530)	(17,213)	(19,592)	(20,838)
Other comprehensive income (loss):
Loss from cash flow hedges	-	(222)	(45)	-	-
Amounts transferred to the statement of profit or loss for cash flow hedges	-	-	267	-	-
Total comprehensive loss	$(8,878)	$(14,752)	$(16,991)	$(19,592)	$(20,838)
Basic and diluted net loss per share	$(0.45)	$(0.58)	$(0.68)	$(0.77)	$(0.81)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share (1)	19,532,010	25,100,556	25,378,325	25,444,733	25,673,276

	As of December 31,
	2013	2014	2015	2016	2017
Selected Consolidated Statements of Financial Position Data:
Cash and cash equivalents	$95,454	$5,213	$10,221	$3,236	$3,435
Marketable securities	31,452	80,040	71,807	71,738	59,940
Short-term bank deposits	-	30,046	18,603	13,137	8,380
Trade receivables	1,913	1,183	2,675	169	132
Total current assets	129,552	118,371	104,376	89,490	72,791
Deferred revenues and other advances	2,535	1,964	858	1,105	605
Total liabilities	12,564	11,504	8,843	8,697	8,224
Working capital (2)	120,978	110,452	98,737	84,265	68,127
Shareholders’ equity	124,747	116,082	103,752	87,289	69,378

The issued and outstanding share capital of the company is composed of 25,750,547 ordinary shares as of December 31, 2017.
_____________________

(1)	Basic and diluted net loss per share is computed based on the weighted average number of ordinary shares outstanding during each period, in accordance with IAS 33, “Earnings per Share.”

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

Risks Related to Our Business and Industry

Our discoveries may not achieve the desired effect required in order to create commercially-viable products.

Our success depends on our ability to develop products that have the desired effect on plants and, in our human microbiome activities, on humans. Research and development in the seed, ag-chemicals, ag-biologicals and human microbiome entails considerable uncertainty. We may spend many years developing product candidates that will never be commercialized. The science underlying the development of our seed traits, ag-chemical, ag-biological and human microbiome-based therapeutics product candidates is highly complex and, although we use innovative approaches, there is no certainty that our discoveries will result in product candidates that satisfy market requirements. None of our discoveries has completed the development process and became commercially available so far. If our discoveries will not have the desired effect, our collaborators may not develop commercial products that are based on them, which could materially and adversely affect our results of operations and our long-term growth strategy.

In some areas of our ag-biological activities, we expect to advance our efforts to the final product development stages (including regulation and commercialization). The goal of commercializing products in agriculture industry entails considerable uncertainty. We may spend significant efforts seeking regulatory approvals and distribution of our product candidates without reaching successful commercialization.

Various factors may delay or prevent commercialization of our product candidates.

Our success depends in part on our ability to identify genes, genetic markers, ag-chemical compounds, and microbial, or collectively discoveries, that will improve crop performance and, in our human microbiome-based therapeutics activities, to obtain clinical benefits in various indications. These discoveries are, or will be, licensed to collaborators to develop and commercialize seed traits, ag-chemical products and ag-biological products, for improving crop performance and to develop and commercialize human therapeutic products for human-related activities based on our discoveries. Pursuant to our collaboration agreements, we are usually entitled, subject to certain conditions, to receive royalties on products that integrate our discoveries. In addition, certain of our agreements entitle us to upfront fees, research and development payments and milestone payments in the event that specified milestones are met. While none of our discoveries has completed the development process and become commercially available so far and thus we currently do not earn royalties from the sale of products based on our discoveries, our long-term growth strategy is based in large part on the expectation that such royalties will comprise a significant portion of our revenues in the future. If we or our collaborators never commercialize products based on our discoveries, we will not receive revenues from royalties and may not earn a profit on our discoveries, which could materially and adversely affect our results of operations and our long-term growth strategy.

The manner in which our collaborators develop their product candidates, whether seeds, ag-chemicals, ag-biologicals or human microbiome-related products, including the development of the discoveries that are licensed by us, affects the period that will pass until such products are commercialized, if ever. Product candidates based on our discoveries may never become commercialized for any of the following reasons:

▪	our discoveries may not be successfully validated or may not have the desired effect required in order to reach a commercial product;

▪
the process of developing product candidates based on our discoveries is lengthy and expensive. We and our partners may not be able to allocate the resources needed to complete it within the desired timelines;

▪	our collaborators may decide to discontinue, pause, reduce, or alter the scope of the development efforts for the product candidates on which we collaborate;

▪	we may fail to satisfy, in a timely manner or at all, relevant milestones under our agreements with our collaborators;

▪
regulatory conditions related to the product candidates we develop may change in different territories, thus negatively affecting the relevant development processes and extending their length or limiting the commercialization of such product candidates;

▪	our collaborators may be unable to obtain the requisite regulatory approvals for product candidates based on our discoveries;

▪	our competitors may launch competing or more effective products;

▪
our collaborators may be unable to fully develop and commercialize product candidates containing our discoveries or may decide, for whatever reason, not to commercialize, or to delay the commercialization of such product candidates;

▪	a market may not exist for products containing our discoveries or such products may not be commercially successful or relevant; and

▪	we may be unable to patent our discoveries in the necessary jurisdictions.

Our product development cycle is lengthy and uncertain, and we may never earn royalties on the sale of commercial products containing our discoveries.

Research and development in the seed, ag-chemicals, ag-biologicals and larger agriculture industries is expensive and prolonged and entails considerable uncertainty. We may spend many years and dedicate significant financial and other resources developing product candidates that will never be commercialized. The process of discovering, developing and commercializing a seed trait, an ag-chemical product, or an ag-biological product involves several phases, and we estimate that it will take eight to sixteen years from discovery to commercialization of a product containing seed traits, ten to twelve years in the case of an ag-chemical product, and six to eight years in the case of an ag-biological product. The timelines for development of product candidatefs by our collaborators may extend beyond our expectations for many reasons, such as:

▪	we and our partners may not be able to allocate the resources needed to develop product candidates based on our discoveries;

▪	our partners may revise the process of product development or make other decisions regarding their product development pipelines that may extend the development period;

▪	our partners may prioritize other development activities ahead of development activities with respect to the product candidates on which we collaborate;

▪
our discoveries (seed traits, ag-chemical compounds, microbial or human microbiome-based therapeutics) may not be successfully validated or may not have the desired effect sought by our collaborators; and

▪	our collaborators may be unable to obtain the requisite regulatory approvals for the product candidates based on our discoveries within expected timelines or at all.

We currently have 23 main product candidates under development, of which 8 are being developed with our collaborators, most of which are in Discovery and Phase I. We have little to no certainty as to which and when, if any, of these product candidates will eventually reach commercialization. Because of the long product development cycle and the complexities and uncertainties associated with genomic, chemical and biotechnological research, there is significant uncertainty as to whether we will ever generate significant royalties, if any, from the product candidates that we are developing. For more information on the product development cycle of the product candidates we develop and a description of the phases of development, see “Item 4.B—Business Overview—Product Development Cycle”.

There are only a few companies in our seeds, ag-chemicals and ag-biologicals markets with which we can establish strategic partnerships, and we rely on a limited number of collaborators to develop and commercialize product candidates containing our seed traits, ag-chemicals and ag-biologicals.

The seeds, ag-chemicals and ag-biologicals market is highly consolidated and dominated by a relatively small number of large companies. Until recently, a handful of global firms (known as the “Big Six”) had dominated private-sector research on both seeds and crop-protection chemicals: BASF and Bayer, from Germany; the U.S. firms Dow Chemical, DuPont, and Monsanto; and the Swiss firm Syngenta.1 We are currently undertaking collaborations with several of these companies to develop improved seeds and ag-chemical and ag-biological product candidates. Due to the small number of companies in our market, there are limited opportunities for us to grow our business with new collaborators. In addition, if we fail to develop or maintain our relationships with any of our current collaborators, we could not only lose our opportunity to work with that collaborator, but we could also suffer a reputational risk that could impact our relationships with other collaborators in what is a relatively small industry community. In 2015 and 2016, the seeds, ag-chemicals and ag-biologicals markets have undergone further consolidation. In December 2015, Dow Chemical and DuPont proposed to merge with the intention of later separating their combined agriculture, materials science, and specialty products businesses into three independent and specialized corporations. In February 2016, the State-owned Chinese company ChemChina offered $43 billion to acquire Syngenta. Several months later, in September 2016, Bayer proposed to purchase Monsanto for $66 billion. These mergers would transform the “Big Six” into the “Big Four.” In September 2017, the Dow-DuPont merger was successfully completed. In October 2017, the acquisition of Syngenta by ChemChina was completed. 2 These mergers may further limit the number of potential collaborators available for us to partner with.

_____________________
1 Source, USDA https://www.ers.usda.gov/amber-waves/2017/april/mergers-and-competition-in-seed-and-agricultural-chemical-markets/

We are currently working either with collaborators or on independent projects to research and develop 23 different seed traits, ag-chemical and ag-biological product candidates. While we seek to expand our portfolio of product candidates in the future, the research and development required to discover and develop new product candidates is costly, time-intensive and requires significant infrastructure resources. Therefore, in order to discover and develop new seed traits, ag-chemical and ag-biological product candidates, we must either enter into new collaborations with seed, ag-chemicals and ag-biologicals companies or develop such product candidates ourselves, independent of any collaborators. If we are unable to enter into new collaborations, or if we do not have the resources to develop the capabilities necessary to discover and develop such product candidates independently, we may not be able to expand our portfolio of these product candidates, which could have a material adverse effect on our business prospects.

A decrease in research expenditures in the seed, ag-chemicals, ag-biologicals and human microbiome markets may jeopardize the continuation, or scope, of our collaborations with seed, ag-chemicals and ag-biologicals companies and adversely impact our ability to continue or extend existing collaborations or enter into new collaborations on favorable financial terms.

The research and development expenditures of our existing and potential collaborators may be reduced for reasons beyond our control. For example, a decrease in the prices of agricultural commodities, such as the decrease in corn price from approximately US$7 per bushel in mid-2013 to less than US$4 per bushel in late 2014 (maintaining such lower levels throughout 2015, 2016 and 2017) or the consolidation trend in the seeds and ag-chemicals industries may result in decreased research and development expenditures in our relevant markets. This development may, in turn, adversely impact our ability to maintain or extend our existing collaborations or enter into new collaborations on favorable financial terms. For example, we may not be able to enter into new collaborations under which our collaborators cover our expenses through research and development payments.

We or our collaborators may fail to perform obligations under the collaboration agreements.

We are obligated under our collaboration agreements to perform research activities over a particular period of time. If we fail to perform our obligations under these agreements, in some cases our collaborators may terminate our agreements with them and in other cases our collaborators’ obligations may be reduced and, as a result, our anticipated revenues may decrease. In addition, any of our collaborators may fail to perform their obligations, which may hinder development and commercialization of products containing the product candidates we develop and materially and adversely affect our future results of operations. Furthermore, the various payments we receive from our collaborators are our primary source of revenues. If our collaborators do not make these payments, either due to financial hardship, disagreement under the relevant collaboration agreement or for any other reason, our results of operations and business could be materially and adversely affected. If disagreements with a collaborator arise, any dispute with such collaborator may negatively affect our relationship with one or more of our other collaborators and may hinder our ability to enter into future collaboration agreements, each of which could negatively impact our business and results of operations.

Competition in the fields of our operations is intense and requires continuous technological development. If we are unable to compete effectively, our financial results will suffer.

We currently face significant competition in the markets in which we operate. The markets for seeds, seed traits, ag-chemicals, ag-biologicals and human microbiome are intensely competitive and rapidly changing. Many companies engage in research and development of such products, and speed in getting a new product candidate to market can be a significant competitive advantage. As an example, over the past decade some of our competitors have enhanced research and development budgets allocated for seeds that are more significant than our budget. In most segments of the seed, ag-chemicals and ag-biologicals market, the number of products available to the consumer is steadily increasing as new products are introduced. At the same time, an increasing number of products are coming off patent and are thus available to generic manufacturers for production. We may be unable to compete successfully against our current and future competitors, which may result in lower prices and margins and the inability to achieve market acceptance for products containing our discoveries. In addition, many of our competitors have substantially greater financial, marketing, sales, distribution and technical resources than us and some of our collaborators have more experience in research and development, regulatory matters, manufacturing and marketing. We anticipate increased competition in the future as new companies enter the market and new technologies become available. Our technologies may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors, which will prevent or limit our ability to generate revenues from the commercialization of our technologies.

_____________________
2 (source, USDA https://www.ers.usda.gov/amber-waves/2017/april/mergers-and-competition-in-seed-and-agricultural-chemical-markets/ )

Our collaborators have significant resources and development capabilities and may develop their own products that compete with or negatively impact the advancement or sale of products based on discoveries we develop and license to them.

While we protect the discoveries we develop and license to our collaborators through both legal and contractual provisions, any of our collaborators could develop or pursue competing products that may ultimately prove more commercially viable those that we develop. Our collaborators are significantly larger than us and may have substantially greater resources and development capabilities. The development or launch of a competing product by a collaborator may adversely affect the advancement and commercialization of any competing product candidates that we develop and any associated research and development payments, milestone and royalty payments.

We are working to develop novel insect control products, and our efforts to enter this market may be unsuccessful.

We are developing insect control product candidates, where we fund early stages of research and development efforts ourselves in order to potentially capture more value. Our efforts to develop novel insect control product candidates may fail for a variety of reasons, including:

▪	Our failure to identify and develop toxin candidates having the desired effect on the target insects when inserted into the plants of interest;

▪	Our failure to successfully complete development of insect control product candidates; and

▪	Our failure to meet regulation requirements for insect control product candidates.

Furthermore, even if we are able to discover and develop an effective product candidate, it may not be successful if we are unable to find collaborators for industrialization and commercialization the product candidate. If our efforts to develop insect control product candidates are unsuccessful, our results of operations could be negatively impacted.

We are working to develop novel ag-chemical products, and our efforts may be unsuccessful.

We are currently developing solutions for crop protection through chemistry, or ag-chemistry. We are developing these product candidates through a novel approach, focused on biologically significant proteins called “targets,” which is similar to certain approaches pharmaceutical companies undertake to develop new drugs. Our efforts to develop novel ag-chemical product candidates may fail for a variety of reasons, including:

▪	The failure of our relatively novel target-based approach to lead to an effective product candidate or failure to identify chemical compounds that will display required level of performance; and

▪	Our failure to obtain sufficient funding to fully execute our ag-chemical business plan.

If our efforts to develop ag-chemical product candidates are unsuccessful, our results of operations could be negatively impacted.

We are working to develop novel ag-biologicals products, and our efforts to enter this market may be unsuccessful.

We are developing ag-biologicals product candidates, currently focused on microbial-based bio-stimulants through a novel approach, focused on plant-microbiome relationship which is similar to the growing interest in human microbiome as an effective tool to impact health. We fund our data-collection and early stages of research and development efforts relating to our ag-biological product candidates ourselves in order to potentially capture more value. Our efforts to develop novel ag-biological product candidates may fail for a variety of reasons, including:

▪	Our failure to establish the needed infrastructure to enable the discovery and development of microbial bio-stimulants;

▪	Our failure to identify and develop microbial candidates that enhance plant performance at the desired efficacy and stability;

▪	Our failure to successfully complete development of microorganisms to achieve cost-effective products; and

▪	Our failure to meet regulation requirements in case significant changes occur in the future.

Furthermore, even if we are able to discover and develop an effective product candidate, it may not be successful if we are unable to find collaborators for industrialization and commercialization the product candidate. If our efforts to develop ag-biological product candidates are unsuccessful, our results of operations could be negatively impacted.

Evofuel, our wholly owned subsidiary that develops seeds for biodiesel and other uses, may not be successful for a number of reasons.

Our wholly owned subsidiary, Evofuel, is currently developing improved, high-yield castor bean seeds to be used as a source of non-edible feedstock for the existing industrial uses of castor oil and the biodiesel market. The renewable energy market in general and the biodiesel market more specifically are not well established and are evolving. Furthermore, the biodiesel market faces continuing competition from traditional petroleum-based fuels, and demand for biodiesel fluctuates with changing oil and gas prices. Specifically, crude oil prices have decreased substantially. In order for our castor bean seeds to be an attractive feedstock for biodiesel, we will need to demonstrate on a commercial scale that castor beans can reliably be used as a cost-efficient feedstock for biodiesel production. We will also need to show that the production cost and sales price of castor bean-based biodiesel are competitive with those of traditional oil and gas. The success of these operations will largely depend on our ability to address several unique challenges, including:

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

In addition, we have little prior experience operating as a seed company. We are therefore operating in a new industry, with little knowledge of the dynamics involved in producing and selling seeds. In addition, we may be subject to claims of our partners concerning the quality or performance of the seeds we develop or from third parties concerning damages caused by our seeds.

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

We depend on our key personnel and, if we are not able to attract and retain qualified scientific and business personnel, we may not be able to grow our business or develop and commercialize our product candidates.

The vast majority of our workforce is involved in research and development. Our business is therefore dependent on our ability to recruit and maintain a highly skilled and educated workforce with expertise in a range of disciplines, including biology, chemistry, plant genetics, agronomics, entomology, mathematics, computer science and other subjects relevant to our operations. For example, approximately 27% of our staff holds a Ph.D. The number of qualified and highly educated personnel in Israel, where most of our operations are located, is limited and competition for the services of such persons is intense. Although we have employment agreements with all of our employees, most of these agreements may be terminated upon short notice. The failure to hire and retain skilled and highly educated personnel could limit our growth and hinder our research and development efforts.

In recent years we have begun to develop certain discoveries (seed traits, ag-chemicals, ag-biologicals and human microbiome) independent of our collaborators, and we may need to finance the cost of the development of such technologies ourselves.

In the past, our business plan for our seed traits activity was based primarily on the development of seed traits in collaboration with our collaborators throughout the discovery-development-commercialization process. However, in recent years we have begun to develop certain seed traits, ag-chemicals, ag-biologicals and human microbiome-based therapeutics independent of our collaborators and are developing such discoveries on our own during the discovery phase, and may also undertake such independent discovery efforts towards the next development phases, with a goal of making such discoveries available to collaborators in later phases, including the final product development stage in some cases, once we have identified what we believe to be promising discoveries. While we believe that this will allow us to negotiate more favorable license terms with respect to such discoveries, the up-front cost to us of developing programs without a collaborator (and therefore without external funding for the research and development expenditures we incur) in these early phases involves higher risks, since we need to fund the research and development of such programs ourselves. If we are unsuccessful in discovering promising results after having invested significant funds, or if we are unable to find collaborators who are interested in such results and willing to fund subsequent phases of development and commercialization, such failures could have a material and adverse effect on our business, financial condition and results of operations.

Our business is subject to various government regulations and, if we or our collaborators are unable to obtain the necessary regulatory approvals, we may not be able to continue our operations.

Our business is generally subject to two types of regulations: regulations that apply to how we operate and regulations that apply to products containing our discoveries. We apply for and maintain the regulatory approvals necessary for our operations, particularly those covering our field trials, while our collaborators apply for and maintain regulatory approvals necessary for the commercialization of products containing our discoveries. More recently, regulators have implemented delays in approving genetically engineered crops due to environmental concerns and negative publicity. Field trials for our discoveries that are performed in Israel are subject to Israeli regulations, and field trials that are being executed outside Israel, such as in the U.S., by local subcontractors are regulated by local regulation. We believe that our current activities are compliant with all currently applicable Israeli regulations, however we may become subject to new or revised regulations or approvals in the future. Furthermore, any violation of these regulations could expose us to civil and criminal penalties.

The large-scale field trials that our collaborators conduct during advanced stages of product development are subject to regulations similar to those we are subject to. Pursuant to our collaboration agreements, our collaborators also apply for the requisite regulatory approvals prior to commercialization of products containing our discoveries. In most of our key target markets, including the United States and the European Union, regulatory approvals must be received prior to the importation of transgenic products. These regulatory regimes may be particularly onerous; for example, the U.S. federal government’s regulation of biotechnology is divided among the United States Environmental Protection Agency, which regulates activity related to the invention of plant pesticides and herbicides, the United States Department of Agriculture, which regulates the import, field testing and interstate movement of specific technologies that may be used in the creation of transgenic plants, and the United States Food and Drug Administration, which regulates foods derived from new plant varieties. None of our discoveries is currently being tested in a large-scale field trial or is in the regulatory approval development stage. Once product candidates containing our discoveries reach these stages, however, if our collaborators are unable to obtain the requisite regulatory approvals or there is a delay in obtaining such approvals as a result of negative market perception or heightened regulatory standards, such product candidates will not be commercialized, which would negatively impact our business and results of operations.

In some of our activities related to ag-biological markets, we plan to apply for regulatory approvals prior to commercialization of product candidates containing our discoveries. If we are unable to obtain the requisite regulatory approvals or if there is a delay in obtaining such approvals as a result of negative market perception or heightened regulatory standards, such product candidates may not be commercialized, which would negatively impact our business and results of operations.

Disruption to our IT system could adversely affect our reputation and have a material adverse effect on our business and results of operations.

Our computational technologies rely on our IT system to collect and analyze the genomic and chemical data we collect and discover. We store significant amounts of data, and, as of December 31, 2017, have compiled several petabytes of data. Although we are developing back-up storage for our stored data, there can be no assurance that our back-up storage arrangements will be effective if it becomes necessary to rely on them. Furthermore, we can provide no assurance that our current IT system is fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. Disruption or failure of our IT system due to technical reasons, cyberattacks, natural disasters or other unanticipated catastrophic events, including power interruptions, storms, fires, floods, earthquakes, terrorist attacks and wars could significantly impair our internal development efforts and materially and adversely affect our collaborations, our business and our results of operations.

As we continue to develop our computational technologies and expand our genomic and other datasets, we may need to update our IT system and storage capabilities. However, if our existing or future IT system does not function properly, or if the IT system proves incompatible with our new technologies, we could experience interruptions in data transmissions and slow response times, preventing us from completing routine research and business activities, which could adversely affect our business and results of operations.

Development of our product candidates, particularly during our validation and testing activities, may be adversely affected by circumstances caused by us and those beyond our control.

The seed, ag-chemicals, ag-biologicals and human microbiome industries are subject to various factors that make our operations relatively unpredictable from period to period. Our tests may be adversely affected by circumstances both caused by us and those beyond our control. Factors caused by us include any failure by us or our collaborators to follow proper agronomic practice or suggested protocols for growing the model validation plants and crops for our trials, and failure to identify and address diseases, insects and pests, such as birds that may eat the seeds we are evaluating. Factors beyond our control include weather and climatic variations, such as droughts or heat stress, or other factors we are unable to identify. For example, if there was prolonged or permanent disruption to the electricity, climate control or water supply operating systems in our greenhouses or laboratories, the plants and pests on which we are testing our discoveries and the samples we store in freezers, both of which are essential to our research and development activities, would be severely damaged or destroyed, adversely affecting our research and development activities and thereby our business and results of operations. We have also experienced crop failures in the past for then-unknown reasons, causing delays in our achievement of milestones and delivery of results, and necessitating that we re-start the trials. Any test failure we may experience is not covered by our insurance policy, and therefore could result in increased cost of the trials and development of our product candidates, which may negatively impact our business and results of operations.

Consumer and government resistance to genetically modified organisms may negatively affect our public image and reduce sales of plants containing our traits.

We are active in the field of biotechnology research and development in seeds, including genetically modified, or “GM” seeds. Foods made from such seeds are not accepted by many consumers and in certain countries production of certain GM crops is effectively prohibited, including throughout the European Union, due to concerns over such products’ effects on food safety and the environment. The high public profile of biotechnology in food production and lack of consumer acceptance of products to which we have devoted substantial resources could negatively affect our public image and results of operations. The prohibition on the production of certain GM crops in select countries and the current resistance from consumer groups, particularly in Europe, to GM crops not only limits our access to such markets but also has the potential to spread to and influence the acceptance of products developed through biotechnology in other regions of the world and may also influence regulators in other countries to limit or ban production of GM crops, which could limit the commercial opportunities to exploit biotechnology.

GM crops are grown principally in the United States, Brazil and Argentina where there are fewer restrictions on the production of GM crops. If these or other countries where GM crops are grown enact laws or regulations that ban the production of such crops or make regulations more stringent, we could experience a longer product development cycle for our product candidates and may even have to abandon projects related to certain crops or geographies, both of which would negatively affect our business and results of operations. Furthermore, any changes in such laws and regulations or consumer acceptance of GM crops could negatively impact our collaborators, who in turn might terminate or reduce the scope of their collaborations with us or seek to alter the financial terms of our agreements with them.

We have a history of operating losses and negative cash flow, and we may never achieve or maintain profitability.

We have a history of losses, and incurred operating losses of $ 21.9 million, $21.1 million and $17.9 for the years ended December 31, 2017, 2016 and 2015, respectively. Although we are currently developing at least 23 distinct product candidates, there can be no assurance that these efforts will result in commercially successful products. We expect to continue to incur losses in future periods, until we begin earning royalties on the product candidates we are currently developing and any new product candidates we develop in the future, if at all. Because we will incur significant costs and expenses for these efforts before we obtain any incremental revenues from them, our losses in future periods could be significant. In addition, we may find that these efforts are more expensive than we anticipate or that they do not result in profitability in the time period we anticipate, which would further increase our losses. If we are unable to adequately control the costs associated with operating our business, including our costs of development and sales, our business, financial condition, operating results and prospects will suffer.

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

Laws and regulatory standards and procedures that impact our business are continuously changing. Responding to these changes and meeting existing and new requirements may be costly and burdensome. Changes in laws and regulations may occur that could:

▪	impair or eliminate our ability to research and develop our product candidates, including validating our product candidates through field trials;

▪
increase our compliance and other costs of doing business through increases in the cost to patent or otherwise protect our intellectual property or increases in the cost to our collaborators to obtain the necessary regulatory approvals to commercialize and market the product candidates we develop with them;

▪	require significant product redesign or systems redevelopment;

▪	render our product candidates less profitable, obsolete or less attractive compared to competing products;

▪	affect our collaborators’ willingness to do business with us;

▪	reduce the amount of revenues we receive from our collaborators through milestone payments or royalties; and

▪	discourage our collaborators from offering, and consumers from purchasing, products that incorporate our discoveries.

Any of these events could have a material adverse effect on our business, results of operations and financial condition. Legislators and regulators have increased their focus on plant biotechnology in recent years, with particular attention paid to GM crops as well as on ag-chemicals. Because our current product candidates are primarily in the initial discovery and proof of concept development phase, the only GM-related regulations that currently affect our business are related to our validation trials in Israel. We believe that we are currently in compliance with Israeli regulations related to growing GM crops in Israel; however, if these regulations change, our validation trials may become costly and burdensome and could require us to relocate our trials outside of Israel or even change our business model to have our collaborators perform validation trials.

While none of our product candidates are currently available for sale, our future growth relies on the ability of our collaborators to commercialize and market our product candidates, and any restrictions on such activities could materially and adversely impact our business and results of operations. Any changes in regulations in countries where our product candidates are used could result in our collaborators being unable or unwilling to develop, commercialize or sell products that incorporate our discoveries. In addition, we rely on patents and other forms of intellectual property protection. Legislation and jurisprudence on patent protection in the key target markets where we seek patent protection, such as the United States and the European Union, is evolving and changes in laws could affect our ability to obtain or maintain patent protection for our product candidates. Any changes to these existing laws and regulations may materially increase our costs of operation, decrease our operating revenues and disrupt our business. See “Item 4.B. Information on the Company—Business Overview—Government Regulation” and “Item 4.B. Business Overview— Regulation of Products Containing Our Traits.”

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

If we or one of our collaborators are sued for infringing the intellectual property rights of a third party, such litigation could be costly and time consuming and could prevent us or our collaborators from developing or commercializing our product candidates.

Our ability to generate significant revenues from our product candidates depends on our and our collaborators’ ability to develop, market and sell our product candidates and utilize our proprietary technology without infringing the intellectual property and other rights of any third parties. In the United States and abroad there are numerous third party patents and patent applications that may be applied toward our proprietary technology, business processes or product candidates, some of which may be construed as containing claims that cover the subject matter of our product candidates or intellectual property. Because of the rapid pace of technological change, the confidentiality of patent applications in some jurisdictions, and the fact that patent applications can take many years to issue, there may be currently pending applications that are unknown to us that may later result in issued patents upon which our product candidates or proprietary technologies infringe. Similarly, there may be issued patents relevant to our product candidates of which we are not aware. These patents could reduce the value of the product candidates we develop or, to the extent they cover key technologies on which we have unknowingly relied, require that we seek to obtain licenses or cease using the technology, no matter how valuable to our business. We may not be able to obtain such a license on commercially reasonable terms. There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology industry generally. If any third party patent or patent application covers our intellectual property or proprietary rights and we are not able to obtain a license to it, we and our collaborators may be prevented from commercializing products containing our discoveries.

As the agricultural biotechnology industry continues to develop, we may become party to, or threatened with, litigation or other adverse proceedings regarding intellectual property or proprietary rights in our technology, processes or product candidates. Third parties may assert claims based on existing or future intellectual property rights and the outcome of any proceedings is subject to uncertainties that cannot be adequately quantified in advance. Any litigation proceedings could be costly and time consuming and negative outcomes could result in liability for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. There is also no guarantee that we would be able to obtain a license under such infringed intellectual property on commercially reasonable terms or at all. A finding of infringement could prevent us or our collaborators from developing, marketing or selling a product candidate or force us to cease some or all of our business operations. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel may be diverted as a result of these proceedings, which could have a material adverse effect on us. Claims that we have misappropriated the confidential information or trade secrets of third parties could similarly have a negative impact on our business.

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

Once products integrating our product candidates reach commercialization, product liability claims will be a commercial risk for our business, particularly as we are involved in the supply of biotechnological, ag-chemical and ag-biological products, some of which can be harmful to humans and the environment. Courts have levied substantial damages in the United States and elsewhere against a number of companies in the agriculture industry in past years based upon claims for injuries allegedly caused by the use of their products. Product liability claims against us or our collaborators selling products that contain our product candidates or allegations of product liability relating to products containing our discoveries could damage our reputation, harm our relationships with our collaborators and materially and adversely affect our business, results of operations, financial condition and prospects. We do not have product liability insurance coverage. Furthermore, while our collaboration agreements typically require that our collaborators indemnify us for the cost of product liability claims brought against us, such indemnification provisions may not always be enforced, and we may receive no indemnification if our own misconduct led to the claims.

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

As part of our ag–biologicals operations, we develop novel product candidate based on microbial in order to improve plants traits. Although microbial exist naturally in the environment, we cannot always predict the effect that microbial have on the plant and its environment. There may be cases where the microbial render the plant poisonous or toxic, or they may cause the plant to develop other dangerous characteristics that could harm the plant’s surrounding environment.

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any).  If our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are or are not treated as a controlled foreign corporation).  A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income”, “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions.  An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult their own advisors regarding the potential application of these rules to its investment in the ordinary shares.

Risks Relating to Our Incorporation and Location in Israel

Conditions in Israel could adversely affect our business.

We are incorporated under Israeli law and our principal offices and research and development facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2013. In mid-2006, Israel was engaged in an armed conflict with Hezbollah in Lebanon, resulting in thousands of rockets being fired from Lebanon and disrupting most day-to-day civilian activity in northern Israel. Starting in December 2008, for approximately three weeks, Israel engaged in an armed conflict with Hamas in the Gaza Strip, which involved rocket attacks against civilian targets in various parts of Israel and negatively affected business conditions in Israel. A similar conflict arose due to Hamas rocket attacks against Israeli civilian targets in November 2012, and during July-August 2014, during which Israel responded to rocket attacks by engaging in an armed conflict with Hamas in the Gaza Strip. Our principal place of business is located in Rehovot, Israel, which is approximately 30 miles from the nearest point of the border with the Gaza Strip. There can be no assurance that attacks launched from the Gaza Strip will not reach our facilities, or that hostilities will not otherwise cause a significant disruption to our operations, such as preventing our employees from reaching our facilities and limiting our ability to monitor and otherwise conduct the crop and other experiments we conduct at the facilities.

Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictions may limit materially our ability to sell our product candidates to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations and research and development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as ours. Further, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods for political reasons. Such actions, particularly if they become more widespread, may adversely impact our ability to conduct business.

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

Many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who hold certain military positions) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of our key employees and members of our management. Such disruption could materially adversely affect our business, financial condition and results of operations.

Exchange rate fluctuations between the U.S. dollar and the NIS may negatively affect our earnings.

Most of our revenues are denominated in U.S. dollars. As a result, any appreciation of the NIS relative to the U.S. dollar would adversely impact our profitability due to the significant portion of our expenses that are incurred in NIS. Future currency exchange rate fluctuations could adversely affect our profitability. If we enter into hedging contracts in the future, we may be unsuccessful in protecting against currency exchange rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Risk.”

Interest rate fluctuations may devalue our investments and could have a material adverse impact on our financial condition.

We have a considerable investment in marketable securities that consist of corporate bonds and government treasury notes denominated in U.S. dollars having an aggregate value of approximately $59.9 million as of December 31, 2017. These investments expose us to the risk of interest rate fluctuations. An increase in U.S. interest rates could cause the fair value of these investments to decrease. As of December 31, 2017, we did not have any hedge arrangements in place to protect our exposure to interest rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Risk.”

We have received Israeli government grants for certain of our research and development activities. The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies supported by such grants outside of Israel. In addition, in some circumstances, we may be required to pay penalties in addition to repaying the grants.

Our research and development operations have been partly financed through certain governmental grants, which impose certain restrictions on the transfer outside of Israel of the underlying know-how and the manufacturing or manufacturing rights of the underlying products and technologies. As of December 31, 2017, we had received approximately $6.5 million of such grants (including accrued interest). We may not receive the required approvals should we wish to transfer the know-how, technology or manufacturing rights related to such government grants outside of Israel in the future or, if we receive such required approvals, they may be subject to certain conditions and payment obligations. See “Item 5.B Liquidity and Capital Resources—Government Grants.”

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

Certain provisions of Israeli law and our articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. For example, Israeli corporate law regulates mergers and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions). Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. See “Item 10.B. Memorandum and Articles of Association—Acquisitions Under Israeli Law.”

Furthermore, under the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), and the regulations, guidelines, rules, procedures and benefit tracks thereunder, collectively, the Innovation Law, to which we are subject due to our receipt of grants from the Israeli National Authority for Technological Innovation, or the IIA (formerly known as the Israeli Office of the Chief Scientist of the Ministry of Economy and Industry, or the OCS), a recipient of IIA grants such as our company must report to the IIA regarding any change in the holding of any means of control of our company which transforms any non-Israeli citizen or resident into an "interested party", as defined in the Israeli Securities Law 5728-1968, and that such non-Israeli citizen or resident shall execute an undertaking in favor of IIA, in a form prescribed by IIA.

Risks Related to Our Ordinary Shares and the Trading of Our Ordinary Shares

The price of our ordinary shares may fluctuate significantly.

Our ordinary shares were first offered publicly in the United States after our public offering in the United States in November 2013, at a price of $14.75 per share, and our ordinary shares have subsequently traded on the NYSE (until December 2016) and on the Nasdaq (since December 2016) as high as $19.99 per share and as low as $3.07 and as of March 28, 2018 were trading at $3.15 per share.

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

We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion; (b) December 31, 2018, the last day of our fiscal year following the fifth anniversary of the closing of our U.S. initial public offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. Unless we lose our status as an “emerging growth company” under the JOBS Act, we will not be required to obtain an auditor attestation under Section 404(b) of the Sarbanes-Oxley Act until the year ended December 31, 2018.  If some investors find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act, there may be a less active trading market for our ordinary shares and our share price may be more volatile. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them.

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

We believe we were a passive foreign investment company for U.S. federal income tax purposes (PFIC) in 2017, and there is significant risk we will be a PFIC in 2018 as well. U.S. shareholders who held our ordinary shares at any time during a taxable year in which we are a PFIC may suffer adverse tax consequences.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for United States federal income tax purposes. According to these rules, a publicly traded non-U.S. corporation may treat the aggregate fair market value of its assets as being equal to the sum of the aggregate value of its outstanding shares (“Market Capitalization”) and the total amount of its liabilities. We intend to take the position that the excess of our Market Capitalization plus liabilities over the book value of all of our assets may generally be treated as attributable to non-passive assets. Based on the book value of our assets and liabilities and our Market Capitalization in 2017, we believe that we met the PFIC asset test described above for 2017 and, as a result, we were classified as a PFIC in 2017. Furthermore, because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because our Market Capitalization is currently below the level necessary to avoid PFIC status for 2018, there is substantial risk we will be classified as a PFIC for the 2018 taxable year as well. However, because PFIC status is determined after the close of each taxable year, we will not be able to determine whether we will be a PFIC for the 2018 taxable year or for any future taxable year until after the close of such year.

U.S. shareholders who held our ordinary shares at any time in 2017 or during any other taxable year in which we are a PFIC may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “Item 10.E. Taxation—United States Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections may be available that would alleviate some of the adverse consequences of PFIC status and result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections. See “Item 10.E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

ITEM 4.	INFORMATION ON THE COMPANY

A.            History and Development of the Company

Our History

We are a leading biotechnology company developing novel products for life science markets through the use of a unique Computational Predictive Biology (CPB) platform.

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

Principal Capital Expenditures

Our capital expenditures for fiscal years 2017, 2016 and 2015 amounted to $0.5 million, $0.6 million and $1.8 million, respectively. Our capital expenditures during those years consisted of investments in property, plant and equipment. We anticipate our capital expenditures in fiscal year 2018 to include payments for maintenance and improvements of our facilities in order to support our activities.

B.            Business Overview

Overview

We are a leading biotechnology company developing novel products for life science markets through the use of a unique Computational Predictive Biology (CPB) platform. We have developed a proprietary innovative predictive computational biology platform, leveraging scientific understanding and computational technologies to harness biological ‘Big Data’ in order to develop innovative products for life science markets such as: improved seed traits, ag-chemical products and ag-biological products.

We primarily engage in the development of seed traits for improved yield and abiotic stress tolerance, plant disease and insect control, novel herbicides, insecticides, bio-stimulants and bio-pesticides. The product candidates we develop focus mainly on essential crops, including corn, soybean, wheat, rice, and cotton.

Up until the end of 2017, our product development efforts had been organized under two business divisions, the Crop Enhancement (CE) division, for the development of products enhancing plant yield and tolerance to abiotic stresses (such as improved tolerance to drought, heat and salinity), and the Crop Protection (CP) division, for the development of products improving plant resistance to biotic stresses (such as resistance to plant diseases, weed control and insect control).

As of the beginning of 2018, our product development efforts are organized according to three product-oriented divisions: Ag-Biologicals, Ag-Seeds, and Ag-Chemicals. The Ag-Biologicals division focuses on the development of microbial based yield improvement and pest control products. The Ag-Seeds division focuses on development of improved seed traits, for yield increase, drought tolerance, insect control and disease resistance. The Ag-Chemicals division focuses mainly on the development of herbicides and insecticides.

In addition, we operate a seed business under our wholly-owned subsidiary, Evofuel, currently focusing on the development and commercialization of improved castor bean seeds.

Furthermore, during 2017 we announced the establishment of a new subsidiary, Biomica, which focuses on the discovery and development of human microbiome-based therapeutics.

Our business model includes research and development activities that focus on the early and advanced stages of product development that are performed either as internal product development programs or as part of strategic collaborations. We forge collaborations, at various stages of the product development life cycle, with world-leading agricultural companies, including BASF, DuPont, and Monsanto, to facilitate the further development, regulatory approval and commercialization of our discoveries and enable our go-to-market strategy. We currently research and develop 23 different seed traits, ag-chemical and ag-biological innovative product candidates either independently or as part of at least 8 strategic collaborations.

We are still in the development stages and no product has been commercialized based on our discoveries and our revenues consist primarily of research and development payments under our strategic collaborations in the field of CE seed traits. In the future, we expect to receive milestone payments and royalty revenues under collaborations in the Ag-Seeds, Ag-Biologicals, and Ag-Chemicals activities as well as revenues from the sale of castor seeds by Evofuel.

Our future growth will depend, in part, on our ability to maintain and advance upon our technological competitive advantages and adapt to continuous technological change in our industry. It will also depend, in part, on our ability to successfully develop our product candidates, both internally and with our collaborators as well as enter into new collaboration agreements and expand our research and development initiatives to new technologies and areas of activity.

In 2018, we expect to continue focusing on developing our discoveries towards commercialization, both internally and through our collaborations. In addition, we expect to maintain our focus on enhancing our competitive advantage by further investing in our technology infrastructure, in research and development capabilities as well as in our product development activities. We also intend to complement our future revenue streams by continuing to selectively self-fund a larger portion of our research and development costs, with the goal of capturing a larger share of our collaborators’ future revenues.

The following are major occurrences and developments in the Company during 2017 and until the date of this report, presenting advancement in all areas of activity:

▪	In February 2017, we entered a collaboration agreement in the area of ag-chemicals with ICL for the development of crop enhancers for the improvement of nutrient use efficiency;

▪
In regards to our internal ag-chemical pipeline for the discovery of novel herbicides, in February 2017 we disclosed positive validation results for ten chemical compounds that have been computationally predicted to impact six targets discovered by the Company;

▪
In March 2017, we announced that Marrone Bio Innovations, or MBI, will advance certain novel bacteria and Evogene-identified related proteins into MBI’s bio-insecticide product development pipeline under their previously announced multi-year collaboration for the discovery and development of novel insect control solutions. In parallel, Evogene continues its product development efforts to develop seed trait solutions based on such proteins;

▪
In June 2017, we announced positive results in our internal program for insect control seed traits and the advancement to Phase-I of a first toxin against Western corn rootworm. Additionally, the Company announced for the first time the identification of a set of genes displaying initial toxic activity against southern green stinkbug, a major pest in soybean and other crops;

▪
In July 2017, we announced that the company reached an important milestone in its crop disease collaboration with Monsanto Company, or Monsanto, with the demonstration of positive Fusarium resistance results with Evogene discovered genes. Additionally, Evogene announced the completion of the candidate gene discovery stage in the companies’ yield and abiotic stress collaboration, which mainly focuses on corn and soy;

▪
In July 2017, we announced entering into a multiyear collaboration with DuPont-Pioneer for the development of microbial-based bio-stimulant seed treatments for the improvement of corn productivity in a broad acre approach;

▪
In September 2017, we announced together with Rahan Meristem (1998) Ltd., or Rahan Meristem, positive results in 2nd year field trials addressing Black Sigatoka disease in bananas and the utilization of the results for genome editing;

▪
In October 2017, we announced a revised and expanded market focus and new corporate structure under which the Company’s revised focus will include both agriculture and other market areas, and will emphasize further downstream product development and shorter-term commercialization;

▪	In October 2017, we announced the establishment of Biomica, a new subsidiary, focused on the discovery and development of human microbiome-based therapeutics;

▪
In January 2018, we announced positive 2nd year field trial results in corn bio-stimulant Ag-Biologicals program with results demonstrating significant yield improvement. Selected microbial strains are expected to be tested as part of the collaboration with DuPont-Pioneer;

▪
In February 2018, we announced positive results in our novel Mode-of-Action herbicide program with multiple ‘families’ of novel Evogene predicted chemical compounds demonstrating improved herbicidal effectiveness;

I.              INDUSTRY BACKGROUND

Evogene operates in diverse life science markets. Our product candidates are aimed for agricultural markets, including: (i) seed traits, (ii) ag-biological products, (iii) ag-chemical products, and (iv) castor seeds, under our subsidiary, Evofuel. Additionally, our subsidiary, Biomica, operates in the market for human microbiome-based therapeutics.

1.	Agricultural Markets

The global population is projected to reach 9.5 billion inhabitants by 2050, which is expected to lead to a necessary 90% expansion in food production. This increase in food production will have to come from increasing yields and cropping intensity as there is limited arable land left to expand planting.3 Moreover, changing diets in BRIC countries (Brazil, Russia, India and China) to more protein and dairy heavy diets, are leading to a rising need for grain for animal feed.

In light of historical and current needs to improve crop productivity, technological inventions have been incorporated into agriculture since the dawn of humanity. The most advanced and recent technological tool available is biotechnology, which aims to enhance crop performance and productivity. During the last decade, the biological world has witnessed a dramatic increase in the availability of data, which is used to drive agricultural product innovation.  This increase in the availability of biological and chemical data has primarily been a result of the introduction of new technologies that facilitate the rapid generation of quality data at a significantly lower cost. As a result, the key opportunity, and challenge, for enhancing crop productivity has shifted from the generation of quality data to data integration and the analysis of large volumes of data.

Mergers and Acquisitions in the Agricultural Industry

Until recently, a handful of global firms (known as the “Big Six”) dominated private-sector research on both seeds and crop-protection chemicals: BASF and Bayer, from Germany; the U.S. firms Dow Chemical, DuPont, and Monsanto; and the Swiss firm Syngenta. Each firm combined pest control and seed businesses. Their pest control products consisted primarily of chemical pesticides, but also included biological products and seed treatments. The seed businesses included sales of crop seeds, as well as genetically modified seed traits placed in their own seeds or licensed to other seed firms.4

In December 2015, Dow Chemical and DuPont proposed to merge with the intention of later separating their combined agriculture, materials science, and specialty products businesses into three independent and specialized corporations. In February 2016, the State-owned Chinese company ChemChina offered $43 billion to acquire Syngenta. Several months later, in September 2016, Bayer proposed to purchase Monsanto for $66 billion. These mergers would transform the “Big Six” into the “Big Four.” In September 2017, the Dow-DuPont merger was successfully completed. In October 2017, the acquisition of Syngenta by ChemChina was completed.

Competition

The agricultural markets, as described above, are highly consolidated and dominated by a relatively small number of large companies. In order to provide their end-clients (mostly farmers) with cutting-edge products, these companies invest substantial resources in the development of seeds, seed traits, ag-chemical products, ag-biological products and agronomic methods and products. Part of these companies’ research and development activity is conducted in-house and part of it is outsourced or conducted through collaborations.

_____________________
3 Source: Piper Jaffray, Industry Note August 27, 2013, Agriculture
4 Source, USDA https://www.ers.usda.gov/amber-waves/2017/april/mergers-and-competition-in-seed-and-agricultural-chemical-markets/

Generally, the competitors in our industry can be divided into three groups:

(i)
Major seed and ag-chemical companies, including BASF, Bayer, Dow, DuPont, Monsanto, Syngenta and others, with internal research and development units dedicated to development of seed traits and seed external products. As the Company’s business model is based in part on collaborations, we view the major seed and ag-chemical companies in the ag market as potential collaborators and not only as direct competition;

(ii)	Small to mid-size biotech companies specializing in ag products with their own product development programs; and

(iii)	Academic and agricultural research institutions that grant licenses to third parties to use their seed trait and ag-chemical and ag-biological discoveries.

As noted, the Company operates in diverse agricultural markets including the seed traits, ag-chemical and ag-biological markets. While Evogene is familiar with companies active in each market, the Company is not aware of a similar sized company, employing computational tools, that operates in all the areas in which Evogene is active.

We believe that our competitive advantage lies in our ability to assemble and connect large amounts of biological and chemical data and to analyze that data using our computational predictive biology platform, or CPB, enabling us to identify and prioritize genes, protein targets, chemical compounds and microbials. For more detailed information on our research and development efforts please see “Item 4.B. Business Overview—Technology Platform.”

Market Potential

Seed Traits Market

The seeds market size was estimated at approximately $37 billion in 2015, out of which approximately 53% is attributed to biotech seeds.5

The market potential for traits addressing plant insects and diseases was estimated in 2015 to be between $7.5 billion to $8.5 billion, out of which the commercial value of insect resistance products available in the market today is approximately $4.5 billion.6  We estimate that the potential value of improving non-existent commercial seed traits such as yield, drought or fertilizer utilization in the major crops of corn and soybean alone could be significant.

Ag-biologicals Market

Biological-based solutions are gathering momentum as farmers around the globe struggle with increasing weed and pest resistance to long-standing, crop chemistry and agronomic practices. Additionally, regulatory scrutiny is intensifying around the environmental impact of synthetic crop chemicals.7

The market for ag-biological products is approximately $3 billion, and is believed to demonstrate a substantial annual growth rate of 10-15% year over year during the next years.8 Ag-biological products are generally divided into two key areas: (i) bio-stimulants – ag-biologicals for crop enhancement, directly impacting crop yield or abiotic stress tolerance, and (ii) bio-pesticides – ag-biologicals for crop protection, addressing biotic stresses such as insects, diseases and weeds.

Ag-chemicals Market

Lack of available solutions to control pests which lead to significant crop loss and increasing pest resistance to existing pesticide solutions leads to a pressing need for novel pesticides. However, due to increasing regulatory requirements, the development of next-generation pesticides is lengthy and complicated.

_____________________
5 Source: Phillips McDougall, 2015.
6 Source: Context Network, Cropnosis, internal analysis.
7 Source: Piper Jaffray, Industry Note August 27, 2013, Agriculture.
8 Source: PiperJaffray, Industry Note, August 27, 2013.

The ag-chemical market was estimated at approximately $50 billion in 2015, out of which approximately 42%, 28% and 27% are attributed to herbicides, insecticides and fungicides, respectively, and   is expected to grow to over $70 billion by 2022.9

2.	Castor seeds

The global castor oil and derivatives market is expected to reach USD 2.30 billion by 2024.10

3.	Human Based Therapeutics

The human microbiome based therapeutics market is estimated to reach approximately $10 billion by 2024. As of today, approximately $840 million were invested in microbiome companies since 2010.11

II.            CROP ENHANCEMENT (CE) DIVISION

Overview

The CE division develops products to increase crop performance and productivity with its main focus on  enhancing yield, tolerance to abiotic stresses such as drought, heat and salinity and fertilizer use efficiency in key commercial crops, or target crops such as corn, soy, wheat, rice and cotton.

The CE division focuses on the development of two types of products: (i) CE seed traits, which are seed traits having improved yield, abiotic stress tolerance and fertilizer use efficiency, through biotechnology and advanced breeding methods and (ii) ag-biologicals, focusing on microbial-based bio-stimulants and bio-pesticides, which are microbial-based products to serve as externally-applied treatments for improving yield, abiotic and biotic stress tolerance.

In the CE division, we currently generate revenues from research and development payments for discovery and optimization activities under the CE seed traits activity. In the future, we expect to receive milestone payments upon advancement of our seed traits through the product development pipelines of our collaborators and royalties from sales of product candidates by our collaborators as well as milestone and royalties payments from commercialization of our ag-biologicals product candidates with collaborators or distributors.

(i) CE seed traits

Overview

Initiated in 2004, our CE seed traits activity focuses on important seed traits that have a direct impact on crop productivity, through biotechnology and advanced breeding. Under these programs we seek to identify and prioritize genes and other genetic elements capable of increasing crop yield per acre of land, improving yield, abiotic stress tolerance (i.e., yield stability over varying environmental conditions and tolerance to environmental stress factors, such as drought) and fertilizer utilization. Major seed companies have declared their goal to significantly increase crop yield to meet the growing needs of the world population. We believe that improved seeds will play an important role in supporting the ambitious goal of substantially increasing crop yields in the future. The size of the overall seed industry is estimated at $37 billion12, out of which 53% is attributed to biotechnology seeds. We estimate that the potential value of new, currently not existing, commercial biotechnology seed traits such as yield, drought or fertilizer utilization in the major crops of corn and soybean alone could be significant.

In this field, we use our expertise in plant understanding and genomics to improve plant performance utilizing our CPB platform. Our proprietary CPB platform, validation techniques and other capabilities enable us to identify and optimize promising candidate genes and other genetic elements (such as genetic markers or precise edits of the crop's genes) that have the potential to improve our traits of interest in target crops. The most promising candidates will be used to develop improved seeds through genetic modification, advanced breeding or genomic editing.

_____________________
9 Source: Phillips McDougall, 2016.
10 Source: Grand View Research, August 2016 at http://www.grandviewresearch.com/industry-analysis/castor-oil-derivatives-industry.
11 Source: BCC Research (2017) – Human Microbiome-based Drugs and Diagnostics Market SVB; Emerging Healthcare: Microbiome Investment Trends Aug 2017.
12 Source: Phillips McDougal 2015.

We utilize several biotechnology approaches including: (i) genetic modification of plants, which involves the direct manipulation of a plant’s genome by inserting a gene into the plant’s DNA, (ii) advanced breeding methods, whereby plants with favorable characteristics are selectively crossed through genomic-guided breeding schemes, with the goal of eventually improving seed traits and (ii) genome editing technologies - in the last few years the maturity of technologies that enable deletion or modification of specific genomic regions in the crop's genome has provided for an expanded technological toolbox for genomic manipulation, allowing for a broad variety of changes potentially resulting in trait improvement without inserting foreign DNA to the plant. Genome editing technologies may present an opportunity for introducing valuable traits, in shorter time to market and significantly lower development and regulation costs.

Since we initiated our CE seed trait activity, we have accumulated substantial scientific knowledge on plant mechanisms and biological pathways associated with yield, abiotic stress and fertilizer use efficiency traits. Currently, we maintain proprietary genomic data from over 200 different plant species, and have two model validation plants that can validate over 1,000 genes annually under different greenhouse and tissue culture validation assays (i.e. tests designed to analyze plant performance under specific growth conditions, for instance, measuring a plant’s greenhouse seed yield under simulated drought conditions).

The product development cycle for seed traits via genetic modification is comprised of five phases. See “—Product Development Cycle—Seed Trait Product Development Cycle.” Currently, we specialize in the upstream portion of the development cycle, particularly in the discovery phase (i.e., when candidate genes are identified and validated in model plants), as well as in Phase I supporting development activities via gene optimization and stacking activities to increase trait efficacy, stability and avoid unintended effects, aiming to increase probability to reach commercialization.

In the field of CE seed traits, we collaborate with world leading seed companies, including Biogemma and Monsanto. Typically, under these collaborations we discover and validate candidate trait-improving genes and other genetic elements, and subsequently our collaborators, under license from us, test and further develop these discoveries in their product development pipelines with the goal of introducing them into commercial crop seeds. Currently, our collaborations cover a portfolio of 4 key product programs, tailored to address specific market needs across various crops and traits. Generally, under our collaboration agreements, we expect to be entitled to milestone payments when our product candidates reach significant milestones at our partners' development pipelines, and royalties, which we expect to be entitled to once our product candidates are commercialized. In addition, under part of our collaboration agreements we are entitled to research and development payments for our activities under the collaborations. All of our product programs under our CE seed traits activity are currently either in the Discovery, Phase I, or Phase II stages and a substantial majority of them focus on improving traits through genetic modification. For more information on our collaborations in this field, see “—Key Collaboration—CE Seed Traits.”

Product programs

The following table sets forth our key product programs in the field of CE seed traits under development with our collaborators:

Program	Crop	Trait	Technology	Collaborator

1	Corn	Yield, abiotic stress tolerance & nitrogen use efficiency	Genetic modification	Monsanto

2	Corn	Yield & abiotic stress tolerance	Genetic modification	Biogemma

3	Soybean	Yield & abiotic stress tolerance	Genetic modification	Monsanto

4	(1)	Yield	Advanced breeding	A consumer goods company (1)
__________

(1)	Crop and collaborator name not disclosed.

Our most significant collaboration in the CE seed traits is with Monsanto, addressing yield, drought tolerance and fertilizer utilization in corn, soybean, cotton and canola through biotechnology. Under this collaboration, Monsanto funded a research program in which we applied our proprietary computational technologies first to identify genes with the potential to improve the target traits in the target crops and then to optimize gene performance. In February 2015, we disclosed that more than 1,000 candidate genes that we identified and validated in the framework of the collaboration have entered into Monsanto’s yield and abiotic stress product development pipeline and that a new gene optimization program was being incorporated into the collaboration. In February 2016, we disclosed positive results from the testing by Monsanto of a set of our discovered genes in corn and soybeans utilizing a novel “Trait-First” methodology. In July 2017, we announced the successful completion of the gene discovery stage of the collaboration, which now focuses on progressing selected gene candidates through additional testing in Monsanto’s product development pipeline.

In the future, our agreements in the field of CE seed traits could lead to substantial milestone and royalty payments if our partners commercialize products that incorporate genes or other genetic elements that we license to them.

Product development cycle

Developing and integrating seed traits into commercial seeds through biotechnology takes, based on estimations, between eight and sixteen years. The length of the process may vary depending on the technology being applied, the complexity of the trait and the type of crop involved. The length of the seed traits development process enhances the uncertainty of product development; for example, during the development process changes in the competitive landscape or developments of new seed improvement technologies may affect product advancement decisions. The development process for seed traits is divided into several discrete steps, or phases, which generally include discovery, validation and development, and end with regulatory approval and commercial launch of a seed product containing the trait.

While the process for developing seed traits is similar in some aspects to using genetic modification, advanced breeding or genome editing, the development process differs significantly in later phases of development and may be considerably shorter when applying advanced breeding and genomic editing technologies rather than genetic modification. For example, receiving regulatory approval for genetically-modified seeds is a far more comprehensive and lengthy process than doing the same for advanced breeding seeds. For seed traits developed via genome editing, the technology is in its rather early stages of adoption, with remaining uncertainties regarding certain regulatory and other aspects of product development. The product development process is relatively similar for CE and CP seed traits, thus the description below applies for seed traits developed under both our Crop Enhancement and Crop Protection divisions.

The development process of genetically-modified seed traits and their integration into commercial seeds is generally divided into five key phases, as described below. Based on industry benchmarks, analyst assessments and the company's internal estimations, the process typically ranges between ten and sixteen years. This process may vary among different companies and depending on the specific crop and trait of interest. For example, with respect to development phase I (“Proof of Concept”, as further detailed below), in our experience, the process of testing genes and other genetic elements by our partners may vary in terms of experimental set up, scope of activity, success criteria, and other aspects, which ultimately have an effect on the duration of such phase.

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

▪
Phase I, or “Proof of Concept”: Promising candidate genes are advanced to Phase I, or “proof of concept.” In this phase, the genes or gene combinations are inserted into target plants and their efficacy in improving plant performance, including specific plant attributes or target traits such as yield, is tested through greenhouse trials, field trials, or both. During this phase, the genes are also optimized to improve their efficacy, with improved gene constructs then tested again in target crops. Phase I is typically conducted by our collaborators in their own facilities, although we conduct certain proof of concept tests in some of our projects, and in our experience, typically lasts between four to six years.

▪
Phase II, or “Early Development”: In this phase, the field tests are expanded, and our collaborators evaluate various modes of use of the genes as well as other characteristics in order to optimize performance on a large scale across various geographical locations and varieties, to reach commercially viable success rates. We expect Phase II to last between two to four years.

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

(ii) Ag-biologicals

Overview

In mid-2015, we initiated our ag-biologicals activity for developing ag-biological products. Ag-biologicals are externally-applied products from biological sources, such as microbial (micro-organisms) and naturally derived biochemistries, designed to improve crop productivity. The “plant microbiome”, meaning the microbial population living close or within the plant, is a promising source for novel ag-biologicals, contributing to its performance and assisting the plant in addressing threats from its surroundings.

The market for ag-biological products is approximately $3 billion, and is believed to demonstrate a substantial annual growth rate of 10-15% year over year.13 Ag-biological products are generally divided into two key areas: (i) bio-stimulants – ag-biologicals for crop enhancement, directly impacting crop yield or abiotic stress tolerance, and (ii) bio-pesticides – ag-biologicals for crop protection, addressing biotic stresses such as insects, diseases and weeds. The ag-biologicals market is attracting interest from industry leading players owing to its potential impact by providing a new type of product to improve crop productivity, as well as the relatively inexpensive and rapid regulatory process. The product development period is estimated at six to eight years. Our ag-biologicals operations are mainly focused on bio-stimulants with initial activity in the area of bio-pesticides.

Our activity is focused on discovery and development of next generation microbial based ag-biologicals, converging the plant and microbial worlds to decipher plant-microbiome-pest complex interaction and “cross talk” and, as a result, identify and enhance positive plant-microbiome interactions, resulting with trait improvement. This activity relies on two major scientific and technological developments of recent years, namely: (i) the evolution in understanding of microbiome science, obtained originally in humans and translated into the plant kingdom, and (ii) the establishment of technologies to generate relevant genomic data in a cost effective manner, both in plants and microbial.

Our technological platform includes a proprietary Computational Predictive Biology (CPB) platform, validation techniques, formulation and fermentation technologies and other capabilities to enable us to identify, optimize and develop microbial strains, or microbial strain teams, having the potential to improve crop traits of interest, such as yield and drought tolerance, in target crops (for bio-stimulants products) or to fight diseases or insects (for bio-pesticides products).

To date, we have assembled a broad microbiome-derived strain collection, identified tens of microbial strains validated to improve traits and or yield of a target crop in greenhouse or field experiments.  The best performing microbial strains are currently undergoing pre-development activities such as optimization, formulation and fermentation development.

The product development cycle for ag-biological products is comprised of five phases. See “—Ag-biologicals—Product development cycle” below. We are engaged in the development cycle from upstream discovery activity through Pre-Development and Development phases. We expect to license microbial product candidates in different stages along the development pipeline.

In July 2017, we announced our entry into a multiyear collaboration with DuPont-Pioneer for the development of microbial-based bio-stimulant seed treatments for the improvement of corn productivity in a broad acre approach. See “—Key Collaborations—Dupont-Pioneer”.

_____________________
13 PiperJaffray, Industry Note, August 27, 2013.

Product programs

Currently, our ag-biologicals activity is mainly focused on developing bio-stimulant products aimed at improving yield and abiotic stress tolerance in corn, soy and wheat and are all at discovery or pre-development phase.

The following table sets forth our current product programs in the CE ag-biologicals activity:

Program	Ag-biological product	Crop/Target	Collaborator / Internal Program
1	Bio-stimulants – Yield & abiotic stress tolerance	Corn	DuPont-Pioneer
2	Bio-stimulants – Yield & abiotic stress tolerance	Corn	Internal program
3	Bio-stimulants – Yield & abiotic stress tolerance	Wheat	Internal program
4	Bio-pesticides – disease control	Row crops, seed treatment	Internal program
5	Bio-pesticides – disease control	Specialty Crop, foliar application	Internal program
6	Bio-pesticides – Insect control	Row crops, seed treatment	Internal program

Product development cycle

We estimate that developing ag-biologicals products based on microbial sources, aiming to achieve a broad range of activity, takes, on average, between six and eight years. The length of the process may vary depending on several factors, including the target market (with each region currently applying different regulatory or registration procedures), the type of application (with different regulatory requirements for bio-stimulants and bio-pesticides), the type of natural source serving as active ingredient (microbial and plant extracts, for instance, undergo different upscaling and formulation procedures) as well as the number of active ingredients (e.g. strains) within the final products, which impacts the development activities required to reach a commercially viable product. As our current focus is microbial-based bio-stimulants, primarily for the U.S. market, the development cycle presented herein below aims to depict the relevant process.

The development process for microbial-based bio-stimulants is divided into five discrete steps, or phases, which generally include discovery, pre-development, development, pre-commercialization, ending with registration approval and commercial launch. As this is a relatively young industry, the process is not yet well established and standardized and the below outline was structured based on our experience and internal activities.

▪
Discovery: The first step in the microbial ag-biologicals development process is Discovery, or the identification of candidate microbial strain, or microbial strain teams, having the potential to improve crop traits of interest. A collection of selected microbial strains, or strain teams, is typically tested on the crop(s) of choice in greenhouse screens (for bio-stimulants), followed by limited field experiments. Based on industry benchmarks and internal estimations, the Discovery phase typically lasts approximately 12-18 months.

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

(iii) Key Collaborations

CE seed traits

Our seed trait projects are conducted through collaborations with leading seed and ag-chemical companies, with whom we share the development process of improving plant performance. In most cases, we generate revenue from our collaboration agreements at two different points: first, we receive milestone payments when certain specified results are achieved, such as when a candidate gene progresses to a later phase in the product development cycle, or when a product candidate containing our traits is submitted for regulatory approval; Second, we expect to receive royalty payments once a commercial product containing our traits is launched into the market. Royalty payments will generally be made for the longer of a specified number of years after product launch, or for the duration of our applicable patents in the United States. Under several collaboration agreements, we also receive research and development services payments to cover the costs of our research, including our discovery and validation efforts.

Monsanto 2008 Collaboration Agreement, Amended and Restated in 2011 and 2013

Background and Duties

In August 2008, we entered into a Collaboration and License Agreement with Monsanto. This agreement was amended and restated on two occasions, first in November 2011 and again in October 2013, in both cases extending and expanding the original agreement executed in 2008. We refer to this agreement, as amended, as the Monsanto Collaboration Agreement. With respect to our CE seed traits activities under the Monsanto Collaboration Agreement, the collaboration period (i.e., the period of computational discovery and in-planta validation efforts) is approximately nine years, and has expired at the end of 2017, and for CP seed traits activities, the collaboration period is scheduled to expire in August 2019. Pursuant to the Monsanto Collaboration Agreement, Monsanto funded a research program under which we identified and optimized genes with the potential to improve yield, nitrogen use efficiency and abiotic stress tolerance in corn, soybean, cotton and canola.

In February 2016, we announced positive results from the testing of a set of our discovered genes conducted by Monsanto, tested pursuant to a “trait-first” methodology, according to which genes are first identified and tested for impacting key trait attributes, and then combined to potentially lead to yield improvement. In July 2017 we announced completion of candidate gene discovery stage in this collaboration. Overall, the discovery phase of the collaboration is now completed, with more than 4,000 genes that we identified and predicted to be associated with individual plant traits, and more than 1,000 of such genes having entered Phase I in Monsanto's product development pipeline for yield and abiotic stress traits in target crops, a subset of which is now being tested.

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

License Grants

We have granted Monsanto an exclusive, royalty-bearing, worldwide license under our patents and know-how to commercially exploit and conduct research on the genes we discovered and the gene-optimization recommendations we made under the collaboration, each solely for transgenic applications in the specified crops.

In addition, we have agreed, for a certain duration, to abide by certain exclusivity provisions concerning our activities and grant of licenses in the specified traits and crops.

Diligence Obligations

We and Monsanto both have minimum diligence obligations under the Monsanto Collaboration Agreement: our diligence obligations surrounded the discovery and research of candidate genes and of recommendations supporting gene-optimization and advancement, while Monsanto is obligated to test a specified number of these genes and recommendations for the purpose of ultimately developing and commercializing products containing the genes.

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

Consideration and Costs

As of December 31, 2017, we had received approximately $63.6 million in research payments under the CE seed traits part of the Monsanto Collaboration Agreement. This includes an up-front payment of $5 million paid upon entering into the agreement as well as annual data generation and periodic research and development service payments.  In addition, under the Monsanto Collaboration Agreement, Monsanto is obligated to provide us with development milestone payments, which we are entitled to when our product candidates reach significant milestones at Monsanto's development pipeline, as well as royalty payments on any sales or other transfers of products it develops containing our licensed genes. These royalty payments are generally calculated as a percentage of the premium charged on the sale of the seeds containing our licensed genes compared to the sale of similar seeds without the genes and will generally be made for a specified number of years after product launch, or for the duration of our applicable patents in the United States.

In August 2008, Monsanto purchased 1,636,364 of our ordinary shares at a price per share of $11.00, for an aggregate investment of $18.0 million. In addition, in the framework of the October 2013 amendment and restatement of the Monsanto Collaboration Agreement, we and Monsanto entered into a Put Option Agreement pursuant to which we could require Monsanto to purchase additional amounts of our ordinary shares up to an aggregate amount of $12.0 million. In November 2013, Monsanto purchased 813,560 of our ordinary shares in our U.S. initial public offering at the public offering price of $14.75, for an aggregate investment of $12.0 million and the Put Option Agreement was terminated. For more information on Monsanto's holdings of our share capital see “Item 7.A. Major Shareholders.” L

Biogemma

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

License Grants

Under the 2010 license agreement, we granted Biogemma an exclusive, worldwide, royalty-bearing license to (i) transgenically introduce specified genes into Biogemma's corn products for research and development purposes to test the impact of the licensed genes in its own research and development program, and (ii) commercialize and sell corn products containing our licensed genes.

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

Ag-biologicals

DuPont-Pioneer (now Dow-DuPont)

Background and Duties

In July 2017 we entered into a multiyear collaboration with DuPont Pioneer (now Dow-DuPont) for the research and development of novel microbial bio-stimulant seed treatments for the improvement of corn productivity globally.

Product development efforts under the collaboration utilize our proprietary microbe combinations, predictive computational biology platform and microbial formulation and fermentation technologies, while DuPont provides access to its extensive seed treatment application technology and product development expertise.

License Grants

The multi-year collaboration has an extension option if certain milestones are met. DuPont has agreed to obtain worldwide marketing rights for any products, with milestone payments and royalties to be paid to us.

Termination

Either party may terminate the agreement upon a material breach by the other party.

Consideration and Costs

Under the agreement, we are entitled to milestone payments for advanced candidate seed treatments, and royalties from products sales.

(iv) Raw Materials

We do not significantly rely upon any sources of raw materials for our operations.

(v) Seasonality

Our business in general, and our revenues in particular, which are generated almost entirely from our strategic collaborations, based on research and development and milestone payments as the seed traits we discover advance in the product development pipeline of our collaborators, are not subject to variations based on seasonality.

(vi) Intellectual Property

Our intellectual property rights are important to our business, as they generally determine our eligibility to receive royalties for seed traits under the licenses we grant our collaborators. We actively seek to protect the intellectual property and proprietary technology that we believe is important to the development of our business.

Our success will depend on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties

To date, we have identified and sought patent protection for over 4,600 plant genes linked to traits such as improved yield and drought tolerance. These genes are currently protected through more than 166 patents and 232 national patent applications. In light of our evolving field of activity, this year we also initiated new type of patent submission referring to microbial strains and microbial genes as part of our ag-biologicals and insect control traits activities.

(vii) Government Regulation of our Operations

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

Ag-biologicals

Ag-biologicals is a relatively new and evolving sector and, as a result, the regulation framework is changing rapidly in recent years and may change further in the coming years.

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

Our activities in the United States are subject to U.S. regulation.

(viii) Government Regulation of Product Candidates

Seed traits

Regulatory approvals are required prior to the commercialization and importation of biotechnologically enhanced seeds in most countries. Most of the key target markets where we anticipate our collaborators will sell seeds containing our traits, including the United States, European Union, Brazil and Argentina, will require such regulatory approvals prior to the commercialization of such products. Additional regulatory approvals will be required for countries importing grain produced from seeds containing our traits, such as China, India and certain countries in the European Union. Pursuant to our collaboration agreements in the field of seed traits, our collaborators will apply for all requisite regulatory approvals prior to commercialization of the product candidates we are developing with them.

Examples of regulatory approvals our collaborators may need to apply for include, in the United States, approvals required by the United States Department of Agriculture, or USDA, prior to the commercial sale of genetically modified products. The USDA’s review and deregulation process for biotech products is costly and time-intensive, with no guarantee of success. In the United States, collaborators may also need to seek regulatory approval from the United States Environmental Protection Agency, or EPA, which regulates the marketing and use of new plant pesticides and herbicides. In addition, in Brazil, the commercialization of biotech products is regulated by the National Technical Commission of Biosafety, Comissão Técnica Nacional de Biossegurança or CTNBio under the Ministry of Science and Technology. The approval process involves data collection and analysis, environmental impact assessments and public hearings on certain products, and is similarly costly and time-intensive.

The regulatory status of products developed via genome editing technologies is currently unclear. In the United States, approvals are required by the United States Department of Agriculture, or USDA, prior to field testing of genomic edited seeds. A ‘non-regulated organism’ approval has been issued by the USDA for some products currently under development, however the regulatory status of all changes this technology allows, has yet to be determined.

Ag-biologicals

In general, the regulatory landscape in the relatively fast evolving field of ag-biological products is developing and may change in the next few years. In most countries regulatory approvals for ag-biologicals (biostimulants and biopesticides) are required for three main activities: (i) importation of microbial into a commercially relevant country, (ii) field testing in commercially relevant countries, and (iii) commercialization of ag-biological end-products.

Complexity of regulatory processes vary between bio-stimulants and bio-pesticides and between regulatory organizations. The key target markets where we anticipate to commercialize our products, the U.S. and the EU, will require such regulatory approvals. We are familiar with the relevant requirements (if needed, we use external consultants) and apply required ag-biologicals regulatory approvals for the activities we perform.

In the United States, the key focus market at our current activity, the USDA's Animal and Plant Health Inspection Service, or APHIS, is responsible for importation and field release permits for ag-biological products and the EPA leads the approval process of commercial products. Most US states also require registration process for commercial products.

Under current EPA guidance, bio-stimulants are regarded as plant inoculants, which currently does not require any regulatory action at the federal level, but requires registration and approvals at the state level. Bio-pesticides require regulation approvals both at the federal and the state level. State level regulation processes vary between states.

In the EU, bio-stimulants are currently regarded as part of the fertilizer regulation, and bio-pesticides are regarded as part of the plant protection regulation.

III.          Crop Protection (CP) Division

Overview

The CP division develops products to address weed control, insect control and disease control for target crops. The CP division is active in developing two types of products: (i) CP seed traits, which are seed traits having improved resistance or tolerance to biotic stresses such as diseases and insects, and (ii) ag-chemicals, focusing on novel herbicides and insecticides.

In the CP division, we currently generate revenues from research and development payments for discovery activities under the CP seed traits activity. In the future, we expect to receive research and development payments under new collaborations in our CP seed traits and ag-chemicals activities, as well as milestone payments as our discoveries advance in our partners' product development pipelines and royalty payments from commercialization of products by our collaborators.

(i) CP seed traits

Overview

Initiated in 2007, our CP seed traits activity focuses on improving plant resistance or tolerance to insects and plant diseases. The size of the seed industry is estimated at $37 billion14, and the market potential for seed traits addressing plant insects and diseases is estimated at between $7.5 billion to $8.5 billion, out of which the commercial value of insect resistance products available in the market today is approximately $4.5 billion. 15

In this field, we use our expertise in genomics and computational biology to improve plant performance through biotechnology, utilizing our CPB platform. Our proprietary computational technologies, validation techniques and other capabilities enable us to identify candidate genes that have the potential to improve traits of interest in target crops. The most promising candidates will be used to develop improved seeds via genetic modification (or transgenic approaches), advanced breeding or genome editing technologies. In this field, we have entered into collaboration agreements with some of the world’s leading seed and ag-chemical companies, including DuPont, and Monsanto, which license the trait-improving genes that we identify with the goal of introducing them into the seeds of commercial crops.

We utilize several biotechnology approaches including: (i) genetic modification of plants, which involves the direct manipulation of a plant’s genome by inserting a gene into the plant’s DNA, (ii) genome editing technologies - which involves the deletion or modification of specific genomic regions in the crop's genome, allowing for a broad variety of changes potentially resulting in trait improvement without inserting foreign DNA to the plant. Genome editing technologies may present an opportunity for introducing valuable traits, in shorter time to market and at significantly lower development and regulation costs. We may also use advanced breeding methods, whereby plants with favorable characteristics are selectively crossed through genomic-guided breeding schemes, with the goal of eventually improving seed traits.

_____________________
14 Phillips McDougal 2015.
15 Source: Context Network, Cropnosis, internal analysis.

The product development cycle for CP seed traits is similar to that of the CE seed trait activity under our crop enhancement division and is comprised of five phases. See “—Product Development Cycle—Seed Trait Product Development Cycle.” Currently, we specialize in the upstream stage of the development cycle, particularly in the Discovery phase (i.e. when candidate genes are identified and validated in model plants), as well as in Phase I, by optimizing the utilization of discovered genes and stacking activities to increase trait efficacy and probability to reach commercialization.

In the field of CP seed traits, we collaborate with world-leading seed companies, including DuPont-Pioneer and Monsanto. Typically, under these collaborations we discover and validate candidate trait-improving genes and other genetic elements, and subsequently our collaborators, under license from us, test and further develop these discoveries in their product development pipelines with the goal of introducing them into commercial crop seeds. Currently, our collaborations cover a portfolio of three product candidates and an additional seven product candidates are developed independently and not under collaborations, tailored to address specific market needs across various crops and traits. Generally, under our collaboration agreements, we expect to be entitled to milestone payments if our product candidates reach significant milestones at our partners' development pipelines, and royalties, which we expect to be entitled to if our product candidates are commercialized. All of our product programs and collaborations in this field are currently either in the Discovery or Phase I stages and a substantial majority them focus on improving seed traits through genetic modification.

Product Programs

The following table sets forth our key product programs in the field of CP seed traits, under development with our collaborators or as internal product programs:

Program	Crop	Trait	Technology	Collaborator / Internal Program
1	Corn	Fusarium	Genetic modification	Monsanto
2	Corn	Lepidoptera	Genetic modification	Internal program
3	Corn	Coleoptera	Genetic modification	Internal program
4	Soybean	Asian Soybean Rust	Genetic modification	DuPont
5	Soybean	Nematodes	Genome editing	Internal program
6	Soybean	Hemiptera	Genetic modification	Internal program
7	Soybean	Lepidoptera	Genetic modification	Internal program
8	Banana	Black sigatoka	Genetic modification & genome editing	Rahan Meristem
9	Wheat	Fusarium	Genome editing	Internal program
10	Cotton	Lepidoptera	Genetic modification	Internal program

To perform research activities relating to biotic stress, we leverage the expertise and know-how that was generated in our CE seed traits activity. At the same time, we seek to develop unique technological tools and capabilities aimed specifically at biotic stress traits. As the resistance of insects and diseases to existing products that address biotic stress increases, the seed industry seeks more advanced technological solutions to address these resistance issues.

During the last years, we expanded our offering and capabilities with the entry into the field of insect resistance traits. Enhancement of our capabilities in this field includes the incorporation of large amounts of microbial genomic data to our databases, including metagenomics microbial data that represents an untapped diversity of uncultured bacteria, in order to enable discovery of microbial genes that may assist plants to cope with insects. During 2017, we completed testing of approximately 900 genes discovered using BiomeMiner, our dedicated computational technology infrastructure consisting of a proprietary microbial-based database and a dedicated analysis platform for identifying microbial insecticidal toxins. Using our insect validation capabilities at our U.S. site, we validated dozens of genes for important target insects, representing potential new toxin families. Overall, we have established five discovery programs for toxins predicted to provide resistance to three key insect orders, Coleoptera, Lepidoptera and Hemiptera. For more information on our collaboration with MBI, please see “—Key Collaborations—CE & CP seed traits—CE seed traits—Marrone Bio-Innovations.”

In the coming years, we plan to expand our presence in the field of diseases, nematode resistance and insect resistance through new collaboration agreements, using both genetic modification and genome editing technologies.

Product Development Cycle

The product development process of CP seed traits is relatively similar to that of CE seed traits, described in “—Crop Enhancement—CE seed traits—Product Development Cycle.”

(ii) Ag-Chemistry

Overview

Our ag-chemicals activity utilizes our core competencies in plant genomics, computational chemistry, structural biology and ‘big data’ integration and analysis to develop novel ag-chemical products. We currently focus on the early stages of the product development pipeline, specifically on the discovery and optimization of new herbicides and insecticides with novel biological mechanisms (new modes of action, MoA, or new site of action, SoA). The global ag-chemical market was estimated at approximately $50 billion in 2015, out of which 42%, 28% and 27% were attributed to herbicides, insecticides and fungicides, respectively.16

During the last years, we made significant progress in developing the required infrastructure for herbicide and insecticide discovery and optimization: (i) the launch in 2014 of our PoinTar discovery platform, aimed at identifying targets responsible for essential biological processes in weeds, (ii) establishment of a target validation system in plants, (iii) establishment of a chemical database, encompassing over 150 million chemical molecules, (iv) the launch in 2015 of our PointHit platform, aimed at discovering new chemistries inhibiting the targets in the weed or insect to result in weed or insect mortality, and (v) establishment of a robust high-throughput set of chemical screens in plants to test the predicted chemical compounds for herbicidal or insecticidal activity, and (vi) the launch of a first version of our PointLead platform, aimed at hit optimization. During 2016, we made significant progress in achieving successful proof of concept for these technologies.

During 2017, we progressed in two important directions: (i) we strengthened and advanced our internal herbicide pipeline and reached a set of over 10 candidate chemical molecules that have displayed activity in planta predicted to inhibit eight new targets, and (ii) we initiated activities for optimization of active ingredient, focusing on finding novel molecules that improve key parameters in existing herbicides or insecticides. This activity, enabled through the development of the first version of the PointLead optimization platform, represents an opportunity for significant commercial value with potentially shorter time to market.

Product Programs

Our Ag-Chemicals discovery and optimization programs are designed to assist ag-chemical producers in moving beyond the traditional methods of Ag-Chemicals discovery and optimization by implementing a target-based approach for identifying and developing novel herbicides and insecticides with new MoA's or SoA’s to address the growing resistance of weeds and insects to existing products. We utilize our expertise in plant and insect genomics, as well as our advanced technologies and know-how, leveraging biology to drive chemical discovery with the target of ultimately developing new herbicides and insecticides that display new MoA's or SoA’s.

Our process for developing novel Ag-chemicals begins with the identification of protein “targets”, meaning proteins that are essential to the plant/insect function and performance, utilizing our proprietary computational platform, PoinTar and our chemical database. The targets we seek are those that, when inhibited (for instance by a chemical), lead to plant/insect death. We then identify “candidate hits”, which are chemical compounds that potentially inhibit these targets, through our PointHit computational platform and screen candidate chemical compound hits to identify those capable of achieving the desired impact on plants or insects. Hits displaying confirmed activity in such the initial validation screens will enter the Hit-to-Lead process, which include computational optimization using the PointLead platform and additional more advanced validation experiments. For more information on PoinTar, PointHit and PointLead computational platforms, see “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licensing—Computational Technologies—Computational Analysis Platforms.”

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

_____________________
16 Source: Phillips McDougall, 2016.

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

In parallel to the collaboration with BASF, we are working on a set of targets originating from our internal herbicide discovery programs, and we have recently announced that ten chemical compounds that we have identified and that are computationally linked to seven of such targets have displayed herbicidal activity on plants. These hits are being advanced in our optimization pipeline.

Currently, our product development pipeline includes the following three main product programs:

Program	Ag-chemical Product	Organism	Collaborator / Internal Program
1	Non-selective & selective herbicides	All crops	BASF
2	Non-selective & selective herbicides	All crops	Internal program
3	Broad spectrum insecticides	Lepidoptera, Coleoptera and Hemiptera	Internal program

Product development cycle

Our activities for the development of ag-chemical products are still in early stages. We are advancing in the process of developing the technologies and platforms that will support our development activities.

We expect, based on our expertise, that our activities will focus on the early stages of the development cycle. Specifically, we use our PoinTar, PointHit and PointLead proprietary computational platforms to identify plant targets and chemical hits that inhibit these targets.

We expect that our collaborators will perform the remaining steps in the product development cycle. Screening resulting with herbicidal hits delivered to partners will be followed by a “hit-to-lead” optimization process, in which the most promising chemical molecules are further assessed and optimized. If this process successfully indicates that certain chemical molecules have a desired effective impact on plants, these molecules may be developed and commercialized into herbicides. In the final development phases, any new chemical product will be registered with the proper regulatory authorities and then launched for commercialization. According to publications of key industry players, such development process is likely to last 10-12 years.

(iii) Key Collaborations

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

Monsanto

As part of the October 2013 amendment and restatement of the Monsanto Collaboration Agreement, we apply our computational technologies in the field of biotic stress to identify and offer recommendations for genes providing resistance to Fusarium, a type of fungus that is a main pathogen responsible for Stalk Rot disease in corn (a widespread, yield-reducing disease). We test all of the genes that we discover in our model plant validation systems. Under the Monsanto Collaboration Agreement, the collaboration period for the biotic stress activities (i.e., the period of computational discovery and in-planta validation efforts) is six years, scheduled to expire in August 2019.

In July 2017 we announced that we have reached an important milestone in the collaboration with the demonstration of positive Fusarium resistance results with Evogene-discovered genes.

For more information on the Monsanto Collaboration Agreement, please see “—Crop Enhancement (CE) Division —Key Collaborations—CE seed traits—Monsanto”.

DuPont

Background and Duties

In 2011, we entered a multi-year research and development collaboration with DuPont to improve resistance to Asian Soybean Rust, or ASR, a devastating fungal disease in soybean. We amended and expanded the agreement with DuPont in October 2013. Pursuant to this collaboration, we applied our proprietary ATHLETE™ computational discovery technology to identify relevant genes having the potential to improve in-plant resistance to ASR. Under the October 2013 amendment, we also added the application of our Gene2Product™ computational technology, enabling us to improve the efficacy of desired traits. The collaboration period under this agreement, including the stages of data generation, gene discovery, and preliminary testing by DuPont, is expected to continue throughout 2020.

License Grants

Under the 2011 agreement, we granted DuPont a worldwide, royalty-bearing, exclusive license to develop and commercialize soybean products containing our licensed genes. We also granted DuPont an option, limited in time, to obtain an exclusive license to use the licensed genes for certain products other than soybean.

Diligence Obligations

Pursuant to the research program under this agreement, we have diligence obligations that required us to identify a minimum number of genes intended to improve the target trait (i.e., ASR in-plant resistance). DuPont’s diligence obligations, on the other hand, require it to test a specified number of genes before advancing any qualified genes through its product development pipeline. If DuPont fails to meet its obligations, some or all of the licenses it received under the agreement may terminate.

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

Rahan Meristem

Background and Duties

In 2007, we entered a multi-year collaboration with Rahan Meristem, or Rahan, with the target of developing banana varieties expressing tolerance to Black Sigatoka, the most damaging disease threatening commercial banana plantations. Black Sigatoka disease affects over 50% of banana crops, reducing yields by 35%-50% and leading to an estimated addition of 15-20% to final retail prices. The agreement is focused on identifying and developing genes targeting this trait in banana. The joint program focuses on the discovery and validation of genes identified by Evogene’s ATHLETE computational technology. Transformation to banana plants and further validation in infected areas is conducted by Rahan.

In 2013, we announced that, in field trials conducted by Rahan, banana crops consisting of Evogene-discovered genes demonstrated a lower infection rate than banana crops which did not contain the selected genes.

In September 2017, we announced positive results in 2nd year field trials as well as the utilization of genome editing technologies to leverage genomic knowledge gained from the field trials.

License Grants

Pursuant to the agreement, Rahan holds an exclusive license to develop and commercialize banana products containing genes identified and prioritized under the collaboration.

Consideration and Costs

Each of Rahan and us bears its costs in performing its activities under the program, using its own resources. Under the terms of the agreement, we are entitled to royalty payments from sales by Rahan of commercial products containing genes identified under the collaboration.

Ag-chemicals

BASF SE (BASF)

Background and Duties

In December 2015, we entered into a three-year collaboration with BASF for the discovery and development of novel herbicides. Under the terms of the collaboration agreement, we utilize our biology-driven computational discovery approach to identify potential candidate chemicals for novel herbicides while BASF uses its proprietary advanced plant platform to screen the candidate chemicals in order to experimentally validate their biological effects on weeds. Successful candidates from this collaboration will be further developed by BASF.

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

(iv) Raw Materials

We do not significantly rely upon any sources of raw materials for our operations.

(v) Seasonality

Our business in general, and our revenues in particular, which are generated almost entirely from our strategic collaborations, based on research and development and milestone payments as our discoveries advance in the product development pipelines of our collaborators, are not subject to variations based on seasonality.

(vi) Intellectual Property

Our intellectual property rights are important to our business, as they generally determine our eligibility to receive royalties for seed traits. We actively seek to protect the intellectual property and proprietary technology that we believe is important to the development of our business.

Our success will depend on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties.

For information on the intellectual property rights under our CP and CE Seed Traits activities, please see “—Crop Enhancement (CE) Division —Intellectual Property.”

With respect to our ag-chemicals activities, we expect in the future to file patent applications with respect to our discoveries, whether ourselves or together with our collaborators. Our on-going operations take into consideration various aspects of such future filings.

(vii) Government Regulation of our Operations

Seed traits

For more information on government regulation relating to our CP and CE Seed Traits activities, please see “—Crop Enhancement (CE) Division—Government Regulation.”

Ag-chemicals

Our Activities in the area of ag-chemicals are performed at our labs in Israel and St. Louis and are regulated by the provisions of several Israeli/US governmental agencies. Violation of these regulations may expose us to criminal or civil actions and may impose liability on us.

(viii) Government Regulation of Product Candidates

Seed traits

For more information on regulation of CP and CE Seed Traits products, please see “—Crop Enhancement (CE) Division —Regulation of Products.”

Ag-chemicals

Regulatory approvals are required prior to the commercialization and importation of ag-chemical products in most countries. Most of the key target markets where we anticipate our collaborators to sell ag-chemical products containing our compounds, including the United States, European Union, Brazil and Argentina, will require such regulatory approvals prior to the commercialization of such products. Pursuant to our collaboration agreement in the field of ag-chemicals, our collaborators will apply for all required regulatory approvals prior to commercialization of the product candidates we develop with them.

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

IV.          SEEDS (EVOFUEL)

(i) Overview

Our wholly owned subsidiary, Evofuel, develops seeds for crops with high acreage potential, which have been overlooked by the multinational seed companies. We currently focus on the development of advanced high-yielding castor bean varieties that are non-GM and that can serve for industrial uses, such as bio-polymers and lubricants.  We initiated these operations in 2007, which were spun-off from Evogene in January 2012 to operate as a separate company. Our initial target market is Latin America, particularly Brazil, Mexico and Argentina, where large scale agriculture is well established. We have entered into collaboration agreements with leading domestic companies in these markets, and expect to benefit from their established agriculture production models. In March 2016, we entered an agreement with Castor Fields, S.A.P.I. de C.V., or Castor Fields, a Mexican corporation focused on growing castor in Mexico, as well as producing and commercializing castor oil, under which we have agreed to sell castor seeds to Castor Fields. Our revenues with respect to this initial commercial sale are not significant.

Castor bean is grown today for its high-quality oil, which is used for various products in the bio-polymers and lubricants industries. Though treated as a “low-tech” crop in its key production areas around the world (for example, the castor bean is grown using traditional techniques such as hand picking), the castor bean plant may hold great promise as a source for the alternative fuel industry: oil comprises nearly 50% of the castor bean seed, and the plant itself contains innate characteristics of heat and drought tolerance. We believe that by leveraging our advanced breeding capabilities and methods we can turn castor into a modern crop, having attractive economics as feedstock source for industrial uses and biofuel, such as bio-polymers and lubricants.  Our offering includes a “full package” to the grower for castor: (i) high yielding varieties with plant structure suitable for mechanized harvest; and (ii) best practices and recommendations to growers on how to grow castor efficiently in large scale. In addition, we collaborate with the Brazilian Agricultural Research Corporation, EMBRAPA, in customizing solutions for combine harvest. We anticipate that in the first years of commercialization our improved castor bean varieties will address the existing traditional castor oil markets, where the oil is used in a range of industrial products such as bio-polymers, lubricants, paints and cosmetics, and it could be used for the biofuel market beyond that.

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

In multiyear and multisets field trials conducted in recent years, our castor varieties have demonstrated the ability to produce castor as a row crop. In 2018 we are continuing the field trialing activity with our different collaborators in the region.

(ii) Product development cycle

The castor seeds product development process includes three main steps: (i) research and pre-breeding, which we typically undertake in Israel and which takes between one to two years, resulting with experimental varieties for market location trials (ii) yield field trials in the target markets, which take between two to four years and result in varieties for pre-commercial field trials and (iii) semi-commercial field trials which take approximately two years in the target markets.

(iii) Key Collaborations

Insolo Agroindustrial

In early 2015, we entered into a collaboration agreement with Insolo Agroindustrial S.A., a Brazilian agribusiness and producer of soybean in Piaui state in the northeastern part of Brazil.

In December 2016, the collaboration agreement was extended by an additional two years with the target of evaluating the agronomic and economic benefits of growing Evofuel's castor varieties for Insolo farms located in the Cerrado, while developing the agronomic know-how and mechanical harvest know-how to integrate castor into Insolo's production system. According to the collaboration agreement, Evofuel will provide Insolo with castor bean seeds as well as technical growth protocols and agronomic guidance. Insolo, on its part, will provide the land, employees, equipment and other infrastructure required for growing the castor bean crops.

All intellectual property rights relating to the castor varieties vest solely with us. Both parties may terminate the agreement at will, other than during the growing season.

Castor Fields

In 2015 and the first quarter of 2016 we entered into two agreements with Castor Fields, a Mexican corporation that is focused on growing castor in North-West Mexico, as well as producing and commercializing castor oil. The target of the first agreement with Castor Fields was to evaluate the performance of Evofuel's castor varieties in Castor Field's fields in Northwest Mexico, as well as share agronomic know-how. Under such agreement, the seeds were supplied to Castor Fields by Evogene at no cost. Under the second agreement, Evofuel agreed to sell additional castor seeds to Castor Fields during 2016 for commercial use. Revenues to be received by Evofuel with respect to this initial commercial sale are not be significant. In 2018 we are continuing the evaluation of Evofuels castor varieties performance in Mexico.

Castor Oil Argentina

In October 2016, we entered into a three-year collaboration agreement with Castor Oil Argentina S.A., or CASA, an Argentinian corporation aiming to establish a castor oil industry in Argentina to evaluate the performance of Evofuel's castor varieties in CASA’s fields in Argentina, as well as share agronomic know-how.

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

(iv) Raw Materials

We do not significantly rely upon any sources of raw materials for our operations.

(v) Seasonality

Our business in general, and our revenues in particular, generated from our collaborations with castor growers, are subject to variations based on seasonality. The timing of our seed production field trials, as well as the delivery of castor seeds to our partners and revenue recognition with respect to such seed sales, derive substantially from the seasonality of castor growing in our target markets.

(vi) Intellectual Property

Our policy is to register relevant varieties in the destination territories. To date we have registered, and are in the process of registering, several of our varieties in several Latin America countries.

(vii) Government Regulation of our Operations

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

(viii) Government Regulation of Product Candidates

All seed production designated for export is subject to field and warehouse inspection by the local regulator for compliance with the regulation of the country of destination. The inspections include sampling and inspections for pest and diseases.

Human Microbiome Therapeutics (Biomica)

Our subsidiary, Biomica Ltd., or Biomica, develops innovative microbiome-based therapeutics for the treatment of immune-mediated and infectious diseases. Biomica aims to discover and develop novel therapeutics intended to prevent, mitigate and treat human disease conditions related to the microbiome.

The human microbiome is one of the richest and most diverse ecosystems on earth, with a population of more than 40 trillion microorganisms that live in our intestines, mouth, skin and elsewhere in the body. In a healthy, symbiotic state the colonic microbiome plays an important role in human health, helping the body digest food, resist pathogens, regulate the metabolic systems, develop and regulate the immune system and synthesize essential nutrients and vitamins. However, the colonic microbiome may change in composition for a variety of reasons, including in response to long-term or high-dose antibiotics or following gastrointestinal infection. These changes in composition may result in the loss of key microbes, resulting in a state of dysbiosis. While the study of the human microbiome is not new, the scientific community’s understanding of the microbiome, and the colonic microbiome in particular, has been significantly advanced through metagenomics, which has enabled the broader understanding of the human microbiome at the organismal, functional and community level. Scientific research has correlated dysbiosis in the colonic microbiome with various indications, including: infectious diseases, metabolic diseases, and inflammatory and immune diseases, including immuno-oncology.17

There are currently no therapeutics approved by the U.S. Food and Drug Administration, or the FDA, which are designed to restore the microbiome to a healthy state. Biomica leverages the combined power of computational predictive biology, unique understanding of the human microbiome at the molecular and functional levels, and their relevance to human health and disease conditions. Biomica's pipeline is enabled by a computational predictive biology platform combining biological ‘Big-Data’ and cutting edge Artificial Intelligence analysis technologies. In addition, Biomica aims to target microbes in a highly selective and specific manner, while preserving the microbial diversity and avoiding elimination of beneficial or commensal microbes in the treatment of infectious diseases.

V.          TECHNOLOGY INFRASTRUCTURE

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

We continuously strive to improve and expand our technological capabilities. Since our initiation in 2002, we believe that we have developed valuable computational technologies containing unique features. We intend to continue investing in our research capabilities in order to expand our technological capabilities in genomics, chemistry and microbiology to continue to provide innovative solutions for our collaborators.

_____________________
17 Source: N Engl J Med 375;24; Microbial Ecology in Health & Disease 2015, 26: 26191; Inflamm Intest Dis 2017;2:116–123

Science and Know-how

As of December 31, 2017, our research and development activities involve 130 employees amounting to approximately 79% of our total full-time workforce. Our staff possesses multidisciplinary and wide-ranging expertise, with employees specializing in biology, chemistry, plant genetics, agronomics, mathematics, computer science and other related fields and 45 of our employees hold a Ph.D.

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

Computational Technologies

Our computational technologies, utilized for data integration and analysis, are comprised of two main proprietary components: (i) our databases generated via data integration capabilities and (ii) our computational analysis platforms, utilized to mine these databases within our on-going activities.

Proprietary Databases

To date, Evogene’s databases leverage multiple sources and types of “big data” in order to support the different research and development activates across the company. Specifically, we focus on four different entities: plant genes, microbial genes, microbial organisms and small molecules.   Information on these different entities is highly connected, enabling our analysis platforms to maximize the predictive power based on data.

Our databases draw in part on the public domain (primarily from academic institutions and research publications), and in part compile increasing amounts of proprietary data, generated either in-house or received from our collaborators.

Our current database framework consists of the following:

▪
Our plant and microbial gene databases are focused on the gene entity, linking all available data relevant to a gene in a single assembled database. Our plant gene databases covers over 16 million genes from more than 200 plant species, and accounts for various data types, including phenotypic (i.e., data related to a plant’s observable characteristics, morphology, development and physiological properties) and genotypic (i.e., data from the molecular level, derived from DNA, RNA or other sources). Our microbial gene database, currently incorporates microbial genes from both public and proprietary resources. To date, we have more than 250 million microbial genes in our database. In the scope of our efforts to expand our databases to include novel genetic material, we established a pipeline for assembling gene models from samples containing bacterial populations, or metagenomics.  Utilizing this approach, we have unveiled millions of genes, some of which have never been observed before, as well as a multitude of bacteria never previously cultured. Altogether, the genomic databases, including both plant and bacterial genes, is continuously expanding to support on-going activities. We continue to accumulate tailored data generated from our in-house field trials, as well as any newly available information from the public domain.

▪
Our chemical database is structured as molecule centric, covering broad chemical collections, derived from publicly available sources of synthetic and natural chemistry. This database currently comprises over 150 million chemicals, integrating multiple layers of data describing the chemicals' properties. This database, along with its integration to our other databases, serves our on-going ag-chemical activity, supporting our discovery of novel chemicals to potentially serve as herbicides and insecticides. The chemical database will continue to expand with data generated from in-house dedicated experiments, as well as incorporation of available public data.

▪
Microbial strain database – In 2016 and 2017, we continued to develop our microbial strain centric database. This database comprises data on microbial strains isolated from plant surroundings. We have already established a preliminary collection of several of tens of thousands of microbials, which have been isolated, and are undergoing characterization. This will serve our Ag-biologicals activity, as well as potential other activities in the future.

Computational Analysis Platforms

We have developed advanced proprietary computational analysis platforms, comprised of novel algorithms and methodologies designed to handle immense amounts of data. Our computational analysis platforms are designed to deliver innovative solutions to key bottlenecks in the product development process. In the recent years, we have focused more and more on machine learning driven approaches to provide effective predictions for key questions. As our predictions undergo validation via dedicated validation systems, this allows us to continuously improve by feeding back these results into our systems.

We intend to continue improving our existing computational analysis platforms through novel methodologies and enhanced algorithms and developing new technologies, allowing us to address new fields, within plant genomics and beyond, in correspondence to of the arising needs of seed and ag-chemical industry pipelines. Where appropriate, we may also enter agreements with third parties to bolster our technological capabilities.

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

Gene2Product™

The Gene2Product™ analysis platform was launched in 2013, although components of the platform have been used since 2010. Gene2Product™ is a unique computational analysis platform to develop biotechnology seed traits by high throughput optimization of a selected gene function in a target crop (which we refer to as “mode of use”). This technology complements our ATHLETE™ platform: efficacy of a gene depends not only on the presence or absence of the gene of interest, which is determined by ATHLETE™, but also on the optimization of the gene with other factors related to the mode of use of such gene, which is determined by Gene2Product™.  Gene2Product™ is designed to improve trait efficacy for certain genes identified (for example by ATHLETE™) by predicting desired gene combinations, preferred gene variants, optimal gene regulation mode, and a gene’s performance under changing environmental conditions.

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

PointHit

PointHit, launched in 2015, is a computational analysis platform for identifying chemical molecules that are predicted to be potential ag-chemicals, currently focusing on herbicide applications.  This analysis platform leverages biological rationale, discovering chemical molecules by optimizing between three key considerations: (i) predicted binding to plant molecular targets, discovered by PoinTar, (ii) potential for ag-activity, namely probability to be absorbed by the plant and transported within the plant to reach the molecular target within the plant, and (iii) compliance with product desired attributes such as low cost of production, low toxicity and others. Overall, relying on 'big data' computational approaches, the PointHit platform is capable of prioritizing tens of millions of chemicals to a selected library of candidate herbicide hits. The designed libraries will then be screened on plants in order to validate which of the candidate chemicals indeed exhibit herbicidal activity.

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

Microbeminer

During 2016 and 2017 we developed a computational platform addressing key challenges in the discovery and development of microbial products. The core of the analysis platform relies on the ability to identify the genetic functions within the microbe responsible for important aspects of product development including, efficacy, stability of effect across conditions and shelf life. This platform leverages the vast digital catalog of microbial functions within our microbial gene database along with our proprietary plant-microbe phenotypic data in our microbial strain database.

C.            Organizational Structure

As of the date of this report, we held directly and indirectly the percentage indicated of the outstanding capital stock of the following subsidiaries:

Name of Subsidiary	Jurisdiction	Ownership Interest
Biomica Ltd.	Israel	100% (1)
Evofuel Ltd.	Israel	100%
Evogene Inc.	Delaware	100%
_________________________________

(1) The Company has undertaken to grant Biomica's CTO shares and options constituting up to 9.90% of Biomica's share capital.

D.            Property, Plants and Equipment

Our principal facility is located in Rehovot, Israel and consists of 3,209 square meters (approximately 34,500 square feet) of leased office space accommodating our corporate offices, our molecular and microbial labs and our crop protection labs. The lease for these offices and labs expires on December 31, 2018.

We perform most of our research and plant validation work at our “Evogene Farm,” located on two adjacent lots we lease outside Rehovot. The first lease covers approximately 13,500 square meters (or approximately 145,000 square feet) of land, and expires on July 21, 2025, and we hold an option to renew such lease for an additional 36 months. The second lease covers approximately 10,000 square meters (approximately 108,000 square feet) of land and expires on May 14, 2021, and we hold an option to renew such lease for an additional 60 months. The Evogene Farm contains greenhouses, which are used for gene validation in model and target plants, plant propagation, and plant nurseries. In addition, the Evogene Farm contains warehouses, office facilities and seed banks. In January 2018, we entered a three year sublease of a portion of the leased space, comprising approximately 88,000 square feet of land, with an agriculture-tech start-up company.

In 2015, we established a research and development facility in the Bio-Research and Development Growth (BRDG) Park, developed by Wexford Science & Technology, a BioMed Realty Company, in the campus of the Donald Danforth Plant Science Center in St. Louis, Missouri. We signed a 6 years lease, expiring November 1, 2021 and covering approximately 5,753 square feet lab facility to accommodate our insect resistance research. In December 2017, we entered a 3 year sublease of a portion of the leased space, comprising approximately 1,200 square feet of lab and office space, with a biotech company.

Unless otherwise stated, all of our facilities are fully utilized. We have no material tangible fixed assets apart from the leased properties described above.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2017 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS as issued by the IASB. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “Item 3.D. Risk Factors” and “Special Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

Summary

We are a leading biotechnology company developing novel products for life science markets through the use of a unique Computational Predictive Biology (CPB) platform. We have developed a proprietary innovative CPB platform, leveraging scientific understanding and computational technologies to harness biological ‘Big Data’ in order to develop improved seed traits, ag-chemical and ag-biological products, as well as microbiome based therapeutics for humans.

Our product development efforts are organized under two business divisions, the Crop Enhancement division, for the development of products enhancing plant yield and tolerance to abiotic stresses (such as improved tolerance to drought, heat and salinity), and the Crop Protection division, for the development of products improving plant resistance to biotic stresses (such as resistance to diseases, pests and insects). As of the beginning of 2018, our product development efforts are organized under three product-oriented divisions: Ag-Biologicals, Ag-Seeds, and Ag-Chemicals.

Currently, we are primarily developing seed traits for improved yield and abiotic stress tolerance, seed traits for biotic stress resistance, novel herbicides, bio-stimulants and bio-pesticides. The product candidates we develop focus on essential crops, including corn, soybean, wheat, rice, and cotton.

Furthermore, we operate a seed business under our wholly-owned subsidiary, Evofuel Ltd., or Evofuel, currently focusing on the development of improved castor bean seeds for industrial uses. Similarly, we aim to discover and develop human microbiome based therapeutics though our subsidiary, Biomica Ltd.

Our research and development activities, which focus on the early stages of product development, are performed either as internal product development programs or as part of strategic collaborations with world-leading agricultural companies, including BASF, Bayer, DuPont, and Monsanto, which aim to further develop our discoveries into commercial products. In recent years our relative investment in internal research and development activities has gradually increased, from 64% of total research and development investment in 2015, to 74% in 2016 and to 86% in 2017. We currently research and develop at least 23 different innovative crop enhancement and crop protection seed traits, ag-chemical and ag-biological product candidates either independently or as part 8 strategic collaborations. We are still in the development stages and no product has been commercialized based on our discoveries.

Key Measures of Our Performance

Revenues

Our revenues are principally derived from research and development payments under our collaboration agreements and related arrangements with our collaborators. Revenues from our collaboration with Monsanto accounted for approximately 66% of our revenues for the year ended December 31, 2017. See “Item 4.B. Business Overview—Key Collaborations.” We have not yet generated any revenues from our CE ag-biologicals business. We expect our revenues to decrease due to net decrease in the research and development payments we receive in accordance with the work plans under our various collaboration agreements, including changes in the scope and nature of our activities as part of our yield and stress collaboration with Monsanto. All of our revenues for the year ended December 31, 2017 were revenues from research and development services performed under our collaboration agreements.

We also derive, to a lesser extent at this stage of our business, a portion of our revenues from milestone payments paid by our collaborators upon the occurrence of certain specified events pursuant to the agreements with our collaborators. We did not record revenues for the year ended December 31, 2017 from milestone payments.

Most of our agreements with collaborators also provide for royalty revenues based on the sales or transfer of products our collaborators develop that contain, or are based on, our discoveries, which we license to them. We have not yet generated revenues from royalty payments.

Payments

Under our collaboration agreements and related arrangements, our revenues, principally derived from research and development services, are paid to us in one or more of the following different forms of payment:

On-Going Payments

On-going payments for research and development services are payments we receive from our collaborators as consideration for the research and development services we provide them.

In accordance with the terms of the relevant agreements, these payments are recognized as revenues either over the duration of the relevant contract based on the proportion of actual costs incurred for each reporting period to the estimated total costs of the collaboration or at certain specific time points. Revenues from payments for research and development services performed under our collaboration agreements, amounted to $3.30 million and accounted for approximately 97.6% of our total revenues for the year ended December 31, 2017.

Up-front Payments

We also receive a portion of our revenues as up-front payments made under our agreements with our collaborators. Up-front payments primarily represent payments we received upon entering into collaboration agreements for research and development services.

In accordance with the terms of the relevant agreement, up-front payments are recognized either as revenues over the duration of the relevant contract based on the proportion of actual costs incurred for each reporting period to the estimated total costs of the collaboration or at certain specific time points.

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

	Year ended December 31,
Geographical Region:	2017	2016	2015
United States	76%	89%	86%
Germany	10%	11%	14%
Other	14%	-	-
Total	100%	100%	100%

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

Operating Expenses

Research and Development Expenses: Research and development expenses primarily consist of costs related to our internal or independent research and development activities, as opposed to development costs incurred in connection with our collaborations (which are included in cost of revenues). These activities include developing and improving our computational, scientific and validation technologies, know-how and capabilities used by our product divisions as well as research and development conducted mainly under our ag-chemicals, ag-biologicals, and seeds operations. Research and development costs include salaries and related personnel costs (including share-based compensation), payments to third party suppliers mainly with respect to producing genomic data, cost of disposable materials, expenses associated with participation in professional conferences, operational overhead costs, which include costs related to leasing and operating our office, laboratory facilities and greenhouses, and depreciation of property, plant and equipment. Expenses related to our intellectual property, such as legal and other costs associated with patent applications, are also included as research and development expenses. We expect that our research and development expenses will remain at the current level.

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

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carryforward tax losses totaling approximately $79 million as of December 31, 2017, to be carried forward indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carryforward tax losses.

Our U.S. subsidiary, Evogene Inc., is subject to U.S. income taxes. In 2017, the weighted tax rate applicable to Evogene Inc. was approximately 20% (federal tax and state tax where the company operates).

Segment Data

We split our operations into three operating segments - Evogene, Evofuel and Biomica, as follows:

▪	Evogene: Our Evogene segment includes the activities preformed under our Crop Enhancement and Crop Protection divisions, including seed traits, ag-chemicals and ag-biological activities.

▪	Evofuel: Our Evofuel segment focuses on the development and commercialization of improved castor bean seeds for industrial uses.

▪	Biomica: Biomica was established on March 2, 2017. Biomica’s mission is to discover and develop human microbiome-based therapeutics.

The following table presents our revenues and operating loss by segment for the period presented:

	Evogene	Evofuel	Biomica	Total
	(in thousands)
Year ended December 31, 2017
Revenues	$3,247	$134	$-	$3,381
Operating loss	(21,430)	(313)	(204)	(21,947)
Year ended December 31, 2016
Revenues	6,540	-	-	6,540
Operating loss	(20,168)	(921)	-	(21,089)
Year ended December 31, 2015
Revenues	11,129	-	-	11,129
Operating loss	(16,146)	(1,775)	-	(17,921)

A.            Operating Results

Comparison of Period-to-Period Results of Operations

The following table sets forth our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(in thousands)
Consolidated Statements of Comprehensive loss:

Total Revenues	$11,129	100%	$6,540	100%	$3,381	100%
Cost of revenues	8,255	74.2	5,639	86.2	2,845	84.1
Gross profit	2,874	25.8	901	13.8	536	15.9
Operating Expenses:
Research and development, net	14,449	129.8	16,405	250.8	16,987	502.4
Business development	1,964	17.6	1,696	25.9	1,686	49.9
General and administrative	4,382	39.4	3,889	59.5	3,810	112.7
Total operating expenses	20,795	186.9	21,990	336.2	22,483	665
Operating loss	(17,921)	(161.0)	(21,089)	(322.5)	(21,947)	(649.1)
Financing income	2,571	23.1	2,424	37.1	2,125	62.9
Financing expenses	(1,863)	(16.7)	(891)	(13.6)	(1,005)	(29.7)
Loss before taxes on income	(17,213)	(154.7)	(19,556)	(299.0)	(20,827)	(616.0)
Taxes on income	-	-	36	0.6	11	0.3
Net loss	(17,213)	(154.7)	(19,592)	(299.6)	(20,838)	(616.3)
Other comprehensive income (loss):
Loss from cash flow hedges	(45)	(0.4)	-	-	-	-
Amounts transferred to the statement of profit or loss for cash flow hedges	267	2.4	-	-	-	-
Total comprehensive loss	$(16,991)	(152.7)%	$(19,592)	(299.6)%	$(20,838)	(616.3)%

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues

Our total revenues decreased by $3.1 million, or 48.3%, to $3.4 million for the year ended December 31, 2017 from $6.5 million for the year ended December 31, 2016.

Revenues primarily consisted of research and development payments, reflecting R&D cost reimbursement under certain of our collaboration agreements. The majority of these agreements also provide for development milestone payments and royalties or other forms of revenue sharing from successfully developed product candidates, and therefore, longer term, we anticipate that our future revenues and profitability will largely reflect the receipt of such payments from existing and future collaborations.

The decline in revenues reflects the net decrease in research and development cost reimbursement, in accordance with the work plans under Evogene's various collaboration agreements. This decline is mainly due to the advancement of our collaboration agreement with Monsanto, from gene discovery to pre-development efforts, resulting in reduction of activity scope. Looking forward, we expect this revenue trend to continue.

Cost of Revenues

Cost of revenues decreased by $2.8 million, or 49.5%, to $2.8 million for the year ended December 31, 2017 from $5.6 million for the year ended December 31, 2016. The decrease related primarily to the decrease in revenues from R&D cost reimbursement.

Gross Profit

Gross profit decreased by $0.4 million, or 40.5%, to $0.5 million for the year ended December 31, 2017 from $0.9 million for the year ended December 31, 2016. This decrease was mainly a result of the decrease in the activity under our collaborations, as described above.

Operating Expenses

Research and Development Expenses, net. Research and development expenses increased by $0.6 million, or 3.5%, to $17.0 million for the year ended December 31, 2017 from $16.4 million for the year ended December 31, 2016.

Business Development Expenses. Business development expenses remained stable at $1.7 million for the year ended December 31, 2017 and for the year ended December 31, 2016, as the Company continued its business development activities.

General and Administrative Expenses. General and administrative expenses decreased by $0.1 million, or 2.0%, to $3.8 million for the year ended December 31, 2017 from $3.9 million for the year ended December 31, 2016.

Financing Income and Expenses

Financing Income. Financing income decreased by $0.3 million, or 12.3%, to $2.1 million for the year ended December 31, 2017 from $2.4 million for the year ended December 31, 2016. This decrease is due to relatively high capital gains derived mainly from the company's marketable securities in the first half of 2016.

Financing Expenses. Financing expenses increased slightly by $0.1 million, or 12.8%, to $1.0 million for the year ended December 31, 2017 from $0.9 million for the year ended December 31, 2016.

Taxes on Income

We did not record or pay taxes on income for the year ended December 31, 2017 in Israel due to our net loss for the year. We recorded taxes in the amount of $0.01 million with respect to Evogene Inc.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues

Our total revenues decreased by $4.6 million, or 41.2%, to $6.5 million for the year ended December 31, 2016 from $11.1 million for the year ended December 31, 2015.

Revenues primarily consisted of research and development payments, reflecting R&D cost reimbursement under certain of our collaboration agreements. The majority of these agreements also provide for development milestone payments and royalties or other forms of revenue sharing from successfully developed product candidates.

This decline reflects the net decrease in such research and development payments in accordance with the work plans under our various collaboration agreements. It includes changes in the scope and type of activities undertaken by us as part of our yield and stress collaboration with Monsanto, whereby resource intensive activities, such as novel gene discovery and validation, evolved to focus increasingly on optimization activities supporting Monsanto’s ongoing development and advancement efforts of our discovered genes.

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

We have entered into collaboration agreements under which we grant to our collaborators an exclusive license to intellectual property rights for the development and commercialization of our proprietary product candidates. The agreements contain multiple elements, including funding from periodic payments for research and development services, up-front payments, payments based on achievement of specified milestones and royalties on sales of products sold by our collaborators that include the licensed traits.

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

Share-Based Compensation

We account for share-based compensation in accordance with the fair value recognition provision of IFRS guidance on share-based compensation. Under these provisions, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Share-based compensation expense was $2.2 million in 2017. We selected the binomial option-pricing model as the most appropriate method for determining the estimated fair value of our share-based compensation. The determination of the grant date fair value of options using an option-pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the estimated period of time that we expect employees to hold their options, the expected volatility of our share price over the expected term of the options (estimated using historical data from prior years, including historical forfeiture rates), share option exercise and cancellation behaviors, risk-free interest rates, expected dividend yields (assumed to be zero as we have historically not paid and do not intend to pay dividends on our ordinary shares) and the price of our ordinary shares. In addition, our compensation expense is affected by our estimate of the number of awards that will ultimately vest. In the future, if the number of equity awards that are forfeited by employees is lower than expected, the expense recognized in future periods will be higher.

Government Grants

Government grants received from the IIA, BIRD and CIIRDF are recognized as a liability if future economic benefits are expected from the projects that will result in royalty-bearing sales.

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

Recently Issued Accounting Standards

A number of new standards, amendments to standards and interpretations were not yet in effect for the year ended December 31, 2017, and have not been applied in preparing our consolidated financial statements as of that date. For more information on these accounting standards, please see Note 4 to the financial statements.

Impact of Israeli Tax Policies and Government Programs on our Operating Results

Tax regulations have a material impact on our business, particularly in Israel where we have our headquarters. The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. In 2017, the corporate tax rate was 24%  and as of 2018, the corporate tax rate is 23%. Capital gains derived by an Israeli company are generally subject to tax at the prevailing regular corporate tax rate.

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

On October 24, 2010, we received a tax ruling from the Israel Tax Authority, according to which, among other things, our activity has been qualified as an “industrial activity”, as defined in the Investment Law and is also eligible to tax benefits as a Beneficiary Enterprise, which will apply to the turnover attributed to such enterprise. The benefit period under this tax ruling will be ended in 2018, and since we do not anticipate to generate any taxable income in tax year 2018, we will not be entitled to any tax benefits under this tax regime.

In addition, we have reviewed and evaluated the implications and effect of the benefits under the 2011 and 2017 Amendments, and, while potentially eligible for such benefits, we have not yet chosen to be subject to the tax benefits introduced by the 2011 or the 2017 Amendments.

B.            Liquidity and Capital Resources

Our working capital requirements generally reflect the growth in our business and have historically been provided by cash raised from our investors, payments from our collaborators and government grants. As of December 31, 2017, we had cash, marketable securities and short term bank deposits of $71.8 million and working capital of $68.1 million, which is calculated by subtracting our current liabilities from our current assets. As of December 31, 2017, we had $3.5 million of outstanding indebtedness related to government grants. We expect that our working capital and capital investment needs will be funded for the foreseeable future mainly by our cash and cash equivalents, marketable securities and bank deposits we hold as well as from payments from our collaborators. Currently, our principal uses of cash are to fund our operations. In the future, cash may serve us in effecting M&A transactions for achieving inorganic growth in our different segments of operation. We believe that our existing cash and cash equivalents, marketable securities and short-term bank deposits as of December 31, 2017 will be sufficient to meet our projected cash requirements for at least 12 months.

To the extent that existing cash, and cash equivalents, marketable securities and short-term bank deposits are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

Cash Flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Net cash used in operating activities	$(12,407)	$(11,693)	$(15,929)
Net cash provided by investing activities	17,387	4,028	15,245
Net cash provided by financing activities	45	655	814
Exchange rate differences - cash and cash equivalents	(17)	25	69
Net increase (decrease) in cash and cash equivalents	$5,008	$(6,985)	$199

Cash Used in Operating Activities

Cash used in operating activities for the year ended December 31, 2017 was $15.9 million and was impacted primarily by a net loss of $20.8 million, net financing income of $1.5 million, a decrease of $0.5 million in deferred revenues and other advances, partially offset by $2.2 million in share-based compensation expenses, $2.1 million in depreciation expenses and by $2.2 million in interest received during the year ended December 31, 2017.

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

Cash Provided by Investing Activities

Cash provided by investing activities was $15.2 million for the year ended December 31, 2017. This was primarily attributable to the net proceeds from sale of marketable securities and withdrawal of bank deposits, partially offset by purchases of property, plant and equipment.

Cash provided by investing activities was $4.0 million for the year ended December 31, 2016. This was primarily attributable to withdrawal of bank deposits, partially offset by net purchases of marketable securities and purchases of property, plant and equipment.

Cash provided by investing activities was $17.4 million for the year ended December 31, 2015. This was primarily attributable to the net proceeds from sale of marketable securities and withdrawal of bank deposits, partially offset by purchases of property, plant and equipment.

Cash Provided by Financing Activities

Cash provided by financing activities was $0.8 million for the year ended December 31, 2017. This was primarily attributable to proceeds from exercise of options and to net proceeds from government grants.

Cash provided by financing activities was $0.7 million for the year ended December 31, 2016. This was primarily attributable to proceeds from exercise of options and to net proceeds from government grants.

Cash provided by financing activities was $45 thousand for the year ended December 31, 2015. This was primarily from proceeds from exercise of options, partially offset by net repayment of government grants.

Government Grants

Our research and development efforts are financed, in part, through grants from IIA, BIRD, CIIRDF and EU. From our inception through 2017, we received grants totaling $6.6 million (including accrued interest) from IIA and repaid $3.3 million; we received grants totaling $0.9 million from BIRD and repaid $50 thousands; we received grants totaling $0.3 million from CIIRDF, which we have not yet repaid; and we received grants totaling $0.4 million from EU, which are not required to be repaid. As of December 31, 2017, we had four active research grants under which we received funding: two from the IIA, one from each of the BIRD and EU.

Under the Innovation Law, research and development programs that meet specified criteria and are approved by a committee of the IIA are eligible for grants. The grants awarded are typically up to 50% of the project’s expenditures, as determined by the IIA committee and subject to the benefit track under which the grant was awarded. A company that receives a grant from the IIA, is typically required to pay royalties to IIA on income generated from products incorporating know-how developed using such grants (including income derived from services associated with such products), until 100% of the U.S. dollar-linked grant plus annual LIBOR interest is repaid. Certain benefit tracks do not require payment of royalties. In general, the rate of royalties varies between 3% to 5% of the income generated from the IIA supported products and services. The Company has received to date grants under multiple projects, all of which were extended to the Company under a single program.

 The obligation to pay royalties is contingent on actual income generated from such products and services. In the absence of such income, no payment of royalties is required. It should be noted that the restrictions under the Innovation Law, including restrictions on the sale, transfer or assignment outside of Israel of know-how developed as part of the programs under which the grants were given will continue to apply even after the repayment of such royalties in full.

The terms of the grants under the Innovation Law also require that the products developed as part of the programs under which the grants were given be manufactured in Israel and that the know-how developed thereunder may not be transferred outside of Israel, unless prior written approval is received from the IIA (such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the manufacturing (in which case only notification is required)), and additional payments are required to be made to IIA, as described below. It should be noted that this does not restrict the export of products that incorporate the funded know-how.

Ordinarily, as a condition to obtaining approval to manufacture outside Israel, we may be required to pay royalties at an increased rate and up to an increased cap amount of up to three or six times the total amount of the IIA grants, plus interest accrued thereon, depending on the manufacturing volume to be performed outside Israel.

The Innovation Law restricts the ability to transfer know-how funded by IIA outside of Israel. Transfer of IIA-funded know-how outside of Israel requires prior approval and is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Innovation Law. A transfer for the purpose of the Innovation Law is generally interpreted very broadly and includes, inter alia, any actual sale of the IIA-funded know-how, any license to develop the IIA-funded know-how or the products resulting from such IIA-funded know-how or any other transaction, which, in essence, constitutes a transfer of the IIA-funded know-how.

 The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to a third party outside Israel is subject to payment of a redemption fee to IIA calculated according to a formula provided under the Innovation Law that is based, in general, on the value of the transferred know how, multiplied by the amount of grants received from the IIA (including the accrued interest), divided by the total amounts expended by the grant recipient on R&D. To the extent any royalties were paid on account of the grants, such royalties will be deducted from the calculation. The redemption fee is subject to a cap of six times the total amount of the IIA grants, plus interest accrued thereon, namely the total liability to the IIA, including the accrued interest, multiplied by six. If the grant recipient undertakes that for a period of not less than three years, at least 75% of its relevant R&D positions will remain in Israel, then the cap will be reduced to three times (rather than six times) the total liability to the IIA, calculated as set out above.

Subject to prior approval of the IIA, we may transfer the IIA-funded know-how to another Israeli company. If the IIA-funded know-how is transferred to another Israeli entity, the transfer would still require IIA approval but will not be subject to the payment of the redemption fee (although there will be an obligation to pay royalties to the IIA from the income of such sale transaction as part of the royalty payment obligation). In such case, the acquiring company would have to assume all of the selling company’s restrictions and obligations towards the IIA (including the restrictions on the transfer of know-how and manufacturing capacity outside of Israel) as a condition to IIA approval.

We are required to pay up to 100% of the amount of grants received by us from IIA plus interest at the London Interbank Offered Rate, or LIBOR. In addition to paying any royalty due, we must abide by other restrictions associated with receiving such grants under the Innovation Law. These restrictions may impair our ability to outsource development of products containing our traits, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval from IIA for certain actions and transactions and pay additional royalties and other amounts to IIA. We cannot be certain that any approval of IIA will be obtained on terms that are acceptable to us, or at all. We may not receive the required approvals should we wish to transfer IIA-funded know-how, manufacturing and/or development outside of Israel in the future. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of know-how developed with IIA-funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to IIA. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with the requirements under the Innovation Law may subject us to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings. In addition, IIA may from time to time conduct royalties audits and such audits may lead to additional royalties being payable on additional products. Such grants may be terminated or reduced in the future, which would increase our costs. IIA approval is not required for the marketing of products resulting from the IIA-funded research or development in the ordinary course of business.

We have two BIRD grants: (i) a joint development program with DuPont of research and development improvements to soybean rust resistance and (ii) a joint research and development program with Marrone Bio Innovations, or MBI, for discovery of novel modes of biological action for insect control.

Under these two BIRD programs, the grant for the joint development will be repaid either (a) from revenues received for the licensing of products developed under the project (b) from revenues generated from sales of products developed under the project (c) from proceeds received from the outright sale of the technology developed under the project, (d) if we and our partner have concluded the development of a product within the period of development defined under each of the programs, or (e) if within 66 months from the original grant date, in the case of our program with DuPont, or 60 months, in the case of our program with MBI, we and our partner to the development program did not conclude the development of a product but nevertheless decide to continue the project, and in each such case the repayment shall be in an amount of up to 150% of the total grant received, depending on the timing of the repayment.

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

In January 2018, Evogene announced participation in a three-year IIA sponsored Phenomics Consortium to develop tools and systems for precision agriculture and innovative development of agriculture products. In addition to Evogene, the Phenomics Consortium consists of several Israeli industrial companies and academic institutions. The goal of the consortium is to develop plant phenotyping technologies, including the generation of comprehensive agricultural ‘Big-Data’ and the development of artificial intelligence algorithms for real time analysis of phenotypic data. The consortium is expected to span over three years, subject to both re-approval each year and an option to be extended to five years. The grant approved for the consortium for calendar year 2018 is approximately $5 million, of which approximately $1.4 million to Evogene.

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

C.            Research and Development, Patents and Licenses, etc.

Evogene continuously invests in maintaining the technological capabilities of our Computational Predictive Biology (CPB) platform, which includes tailored ‘Big-Data’ databases, interconnected data hubs and proprietary analysis and prediction algorithms.  The Company also maintains laboratories, greenhouses and fields for conducting biological validation activities for our computational predictions.

The Company’s ongoing research and development activities are funded mainly by internal resources, collaboration research and development payments and governmental grants.

Evogene’s research and development activities comprise a significant portion of the Company’s expenses, representing over 78.3%, 79.8% and 78.2% of Evogene’s total expenses in 2017, 2016 and 2015, respectively. Research and development expenses reached $19.8 million, $22.0 million and $22.7 million in 2017, 2016 and 2015, respectively.

As of 31 December, 2017, 130 of our employees, representing approximately 79% of our entire work force, were engaged in research and development on a full-time basis.

D.            Trend Information

The Company has reported a decline in revenues which reflects the net decrease in research and development cost reimbursement, in accordance with the work plans under Evogene's various collaboration agreements. This decline is mainly due to the advancement of our collaboration agreement with Monsanto, from gene discovery to pre-development efforts, resulting in reduction of activity scope.

The world market experienced a decrease in commodity prices in 2014 (one example of such decrease is corn prices which decreased from around US$7 per bushel in mid-2013 to less than US$4 per bushel in late 2014 and maintained that level throughout 2015, 2016 and 201718).

_____________________
18 Source:USDA NASS, Quick Stats Database.

Commencing in 2015 and continuing throughout 2016 and 2017, the seeds and ag-chemicals markets, which are highly consolidated and dominated by a relatively small number of large companies, have undergone further consolidation. In December 2015, Dow Chemical and DuPont proposed to merge with the intention of later separating their combined agriculture, materials science, and specialty products businesses into three independent and specialized corporations. In February 2016, the State-owned Chinese company ChemChina offered $43 billion to acquire Syngenta. Several months later, in September 2016, Bayer proposed to purchase Monsanto for $66 billion. These mergers would transform the “Big Six” into the “Big Four.” In September 2017, the Dow-DuPont merger was successfully completed. In October 2017, the acquisition of Syngenta by ChemChina was completed. These mergers may further limit the number of potential collaborators available for us to partner with. Due to the small number of companies in our market, there are limited opportunities for us to grow our business with new collaborators. For further information, please see “Item 3.D Risk Factors—Risks Related to our Business and Industry—There are only a few companies in our seed and ag-chemical market, and we rely on a limited number of collaborators to develop and commercialize products containing our seed traits and ag-chemicals.”

These trends may adversely impact the size of research and development expenditures of our existing and potential collaborators, which may, in turn, adversely impact the size of the research payments that we may receive, as well as our ability to extend existing collaborations or enter into new ones. For further information, please see “Item 3.D Risk Factors—Risks Related to our Business and Industry—A decrease in research expenditures in the seed, ag-chemicals and ag-biologicals markets may jeopardize the continuation, or scope, of our collaborations with seed, ag-chemicals and ag-biologicals companies and adversely impact our ability to continue or extend existing collaborations or enter into new collaborations on favorable financial terms.”

Other than as described immediately above or disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.            Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structured finance entities.

F.            Contractual Obligations

Our significant contractual obligations and commitments as of December 31, 2017 are summarized in the following table:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands, unaudited)
Trade payables	$1,110	$-	$-	$-	$1,110
Other payables(1)	2,934	-	-	-	2,934
Liabilities in respect of government grants (undiscounted)(2)	106	1,308	873	1,941	4,228
Non-cancellable operating leases(3)	742	563	243	-	1,548
Total	$4,892	$1,871	$1,116	$1,941	$9,820

_______________________________

(1)	Consists of liabilities to employees for salaries and payroll accruals, liabilities to government authorities and accrued expenses.

(2)	Consists of the projected repayments of government grants that partly fund our research and development activities.

(3)	Consists of non-cancellable operating leases of our offices, laboratory facilities, greenhouses and motor vehicles.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this annual report.

Name	Age	Position
Executive officers
Ofer Haviv	51	President and Chief Executive Officer
Ido Dor	42	Executive Vice President & General Manager Ag-Biologicals
Dr. Arnon Heyman	40	Vice President & General Manager Ag-Seeds
Mark Kapel	41	Executive Vice President Technology
Dr. Hagai Karchi	56	Chief Technology Officer & Head of R&D Ag-Biologicals
Eran Kosover	40	Executive Vice President & General Manager Ag-Chemicals
Dr. Alin Sela-Brown	47	Vice President Screening & Validation Systems
Alex Taskar	52	Chief Financial Officer

Directors
Martin S. Gerstel(3)(4)	76	Chairman of the Board
Sarit Firon(1)(2)(4)	51	Director
Ziv Kop(1)(3)(4)	46	Director
Dr. Adina Makover(2)(4)	65	Director
Leon Y. Recanati(3)(4)	68	Director
Dr. Kinneret Livnat Savitsky(1)(2)(3)(4)	50	Director
____________________________

(1)	Member of our Audit Committee.

(2)	Member of our Compensation and Nominating Committee.

(3)	Member of our Corporate Development Committee.

(4)	Independent director under the Nasdaq Listing Rules.

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

Ido Dor has served as Executive Vice President & General Manager Ag-Biologicals since January 2018. Previously Mr. Dor served as EVP & General Manager Crop Enhancement starting November 2015, responsible for the overall management of the Crop Enhancement division. Mr. Dor joined Evogene in 2011 as a Director of Business Development and led the business activity of the Ag-Chemicals division. In 2015, Mr. Dor was appointed to lead Evogene’s Ag Biologicals activity, overseeing research, development and business aspects. Prior to joining Evogene, Mr. Dor headed the Small & Mid-Size Enterprise business unit at the Israeli branch of SAP, the world leading organizational software company. Prior to his role at SAP Israel, Mr. Dor led a business unit at Niram Gitan Group, a leading Israeli management-consulting firm. Mr. Dor holds an M.B.A. and a BSc in Industrial Engineering - both from Tel Aviv University.

Dr. Arnon Heyman was appointed Vice President & General Manager of Ag-Seeds in January 2018, previously serving as director of project management crop protection. Dr. Heyman’s team was in charge of all collaboration and internal projects in the fields of disease control, insect control and chemistry. Prior to Evogene, Dr. Heyman served as Chief Technology Officer of BondX Technologies Ltd. from 2009-2014. Dr. Heyman holds a PhD. in Biotechnology from the Hebrew University in Jerusalem and a MBA from the College of Management.

Mark Kapel was appointed as Executive Vice President Technology in February 2018, previously serving as Director of Information Technologies & Data Management from 2013. Mr. Kapel joined Evogene in 2005 and has held various positions in the company's IT and technology platform over the years.  Mr. Kapel holds a B.Sc. in Physics & Computers from the Ben Gurion University of Negev, an MBA specializing in Management of Technology from Tel Aviv University's Faculty of Management – Recanati Graduate School of Business Administration.

Dr. Hagai Karchi has served as Chief Technology Officer & Head of R&D Ag-Biologicals since January 2018. Previously Mr. Karchi served as Chief Technology Officer & Head of R&D Crop Enhancement Starting January 2016. Dr. Karchi joined Evogene from its establishment in January 2002 as one of its founders, and has served as Company's Executive Vice President of Development and Chief Technology Officer since September 2008. Dr. Karchi also serves as a director of Evogene's subsidiary, Evogene Inc., since September 2006. Dr. Karchi holds a PhD in Plant Genetics and Genomics, earned jointly from the Weizmann Institute of Science and the Hebrew University of Jerusalem, and an MA and BA in Plant Genetics, both from the Hebrew University of Jerusalem.

Eran Kosover has served as Executive Vice President & General Manager Ag-Chemicals since January 2018. Previously Mr. Kosover served as EVP & General Manager Crop Protection starting of November 2015, responsible for the overall management of the Crop Protection division. Prior to that, Mr. Kosover served as Evogene’s VP Project Management since April 2014, responsible for managing all company collaborations and internal projects. Between January 2009 and May 2011 Mr. Kosover served as a Business Development Manager. Prior to joining the company, Mr. Kosover was in charge of Sales, Business Development and Operations at Atera Networks, an Israeli Hi-tech start-up in the field of Small-Medium Businesses IT. Prior to Atera, Mr. Kosover worked as a Project Manager in various strategic consulting projects for Teva Pharmaceuticals (mainly Teva EU division). Mr. Kosover holds an M.A. in Economics and a B.A. in Economics and Management, both from the Tel Aviv University.

Dr. Alin Sela- Brown was appointed Vice President Screening & Validation Systems in February 2018, previously serving as Director of Labs and Bioassays managing labs, Tissue Culture, PG unit and QA. Dr. Sela-Brown joined Evogene in March 2005 as Head of the Molecular lab. In 2012, Dr. Sela-Brown assumed responsibility of the Labs and QA group aggregating together 3 units: Molecular Lab, Tissue Culture and QA. Over the years Dr. Sela-Brown developed a broad perspective over Evogene's validation pipelines. Prior to joining Evogene, Dr. Sela-Brown served as a researcher at Proteologics Ltd., a biotech company. Dr. Sela-Brown holds a Ph.D in Medical Science from the Hebrew University of Jerusalem.

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

Directors

Martin S. Gerstel has served as our chairman of the board of directors since December 2004 and as a director since February 2004. In addition, Mr. Gerstel has served as the chairman of Compugen Ltd., a predictive drug discovery and development company, from 1997 to 2017 and currently serves as an advisor. From February 2009 to February 2010, Mr. Gerstel served as either chief executive officer or co-chief executive officer of Compugen, and, in both cases, as a member of the board of directors. Mr. Gerstel also served as chairman of Keddem Bioscience Ltd., a drug discovery company, from 2004 to 2016, co-founder and co-chairman of Itamar Medical Ltd., a medical device company, from 1997 to 2017, where he is now a director. In addition, Mr. Gerstel has been a board member of Yeda Ltd., the technology transfer company of the Weizmann Institute of Science, since 1994 and was a board member of Yissum Ltd., the technology transfer company of the Hebrew University, from 2003 to 2015. He is a member of the board of governors and the executive committee of the Weizmann Institute of Science and the board of governors of The Hebrew University of Jerusalem. Prior to relocating to Israel, Mr. Gerstel was co-chairman and chief executive officer of ALZA Corporation, a U.S. pharmaceutical company specializing in advanced drug delivery, which he helped to found in 1968. Mr. Gerstel holds a B.S. from Yale University and an M.B.A. from Stanford University.

Sarit Firon has served as a director of our Company since she was appointed by the Board on August 10, 2016. Ms. Firon is the Managing Partner of Cerca Partners, a Venture Capital, co-investment fund. Previously, Ms. Firon was the Chief Executive Officer of Extreme Reality (XTR3D), a company that provides real time software-based, 3D motion capture technology, using a single standard webcam. Prior to her role at Extreme Reality (XTR3D), Ms. Firon held roles as Chief Financial Officer at each of Kenshoo, MediaMind (NSDQ: MDMD, acquired by DG corp.), OLIVE SOFTWARE, P-CUBE (acquired by Cisco) and RADCOM, LTD. (NSDQ: RDCM). Ms. Firon serves as the Chairperson of myThings, a global leader in customized programmatic ad solutions, which runs personalized retargeting campaigns on desktop, mobile and Facebook, since July 2015. Ms. Firon also holds other board positions at DTORAMA and Protected Media. Ms. Firon holds a Bachelor’s degree in accounting and economics, and a Diploma in Accounting Advanced Studies, both from Tel Aviv University.

           Ziv Kop has served as a director of our company since 2014. Mr. Kop also serves as a director of Outbrain Inc. and Outbrain LTD. Mr. Kop is a Partner at Marker LLC, an early and late stage venture capital firm. Mr. Kop served as chief operating officer of Outbrain Inc. a web-based content discovery platform, from February 2014 to December 2015. From its inception in 2003 until June 2013, Mr. Kop was a Managing Partner at GlenRock Israel., a private equity investment firm, where he managed a portfolio of growth companies in the fields of advanced technologies and healthcare, and served on the board of more than ten private and public companies. Prior to his role at GlenRock, Mr. Kop served as Chief Executive Officer of POC Management Consulting, a leading Israeli consultancy in the field of strategic planning. Mr. Kop holds an LL.B. and M.B.A. from Tel Aviv University Law School and Business School, and is a graduate of INSEAD’s Young Managers Program.

           Dr. Kinneret Livnat Savitsky has served as a director of our company since September 2010. Between 2010 and October 2016 she has served as the chief executive officer of BioLineRx Ltd., a drug development company. She also served on its board of directors from 2010 to 2011, and as its Vice President of Research and Development during 2004. From 2005 to 2009, she served as the General Manager of BioLine Innovations Jerusalem Ltd., after having been employed by Compugen Ltd. from 1997 to 2004, where she last served as Vice President of Biology. Dr. Savitsky holds a B.Sc. in Biology from the Hebrew University in Jerusalem, as well as an M.Sc. in Biochemistry and a Ph.D. in Molecular Biology, both from Tel Aviv University, in Israel. Dr. Savitsky currently serves as a Chairperson in KAHR Medical, ImmPACT-Bio, and HepaRx (in a process of liquidation by board resolution), and a Director in DreaMed Diabetes and FutuRx (starting January 2018), all private companies in the healthcare field. In addition she serves as a consultant to other pharmaceutical development companies and related funds.

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

B.          Compensation

Compensation of Officers and Directors

The aggregate compensation, including non-cash share-based compensation (consisting of expenses related to option grants), accrued by us in respect of the year ended December 31, 2017 to all persons who served as directors and/or executive officers during that year, was approximately $3.0 million. That amount includes approximately $0.4 million of gross compensation set aside or accrued for executive officers for purposes of pension, severance, retirement, car, phone or similar benefits or expenses, but does not include share based compensation, business travel, relocation, professional and business association dues and expenses reimbursed to executive officers, and other expenses commonly reimbursed by companies in Israel. During 2017 we granted to our executive officers and directors an aggregate amount of 761,500 options at an average exercise price of NIS 19.02. All of such options will expire within ten (10) years from the date of grant.

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

The following table presents information regarding compensation accrued in our financial statements for the year ended December 31, 2017 for our five most highly compensated executive officers, namely: our Chief Executive Officer (Mr. Ofer Haviv); our former Chief Operation Officer (Mr. Yuval Ben-Galim, who served throughout 2017 and whose term of office expired in February 2018); our Chief Financial Officer (Mr. Alex Taskar); our Executive Vice President & General Manager Crop Enhancement (Mr. Ido Dor); and our Executive Vice President & General Manager Crop Protection (Mr. Eran Kosover);

	(in thousands, US$)(1)
Name and Position	Salary and related benefits	Bonus(2)	Value of Options Granted(3)	Total
Ofer Haviv President and Chief Executive Officer	359	110	180	649
Yuval Ben-Galim Former Chief Operation Officer	224	9	228	461
Alex Taskar Chief Financial Officer	203	39	151	393
Ido Dor EVP & General Manager Crop Enhancement	200	47	124	371
Eran Kosover EVP & General Manager Crop Protection	193	46	126	365

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in our financial statements.

(2)
Bonus amounts shown in this table reflect bonuses that were paid, or  to be paid, in 2018, relating to the officers’ service in our company in 2017 and approved by our compensation and nominating committee and board of directors, and with respect to our Chief Executive Officer also by our shareholders.

(3)	Consists of amounts recognized as non-cash expenses in our comprehensive statement of income for the year ended December 31, 2017 (“Share based-compensation” expenses).

Employment and Consulting Agreements with Executive Officers

We have entered into written employment agreements with all of our executive officers. Each of these agreements contains provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and in the United States is subject to limitations. The employment agreement of each executive officer is terminable at will, upon 60 days written notice, by either party to the agreement, except for the employment agreement with Mr. Ofer Haviv, our President and Chief Executive Officer, which is terminable at will, upon 90 days written notice, by either party to the agreement.

Director Compensation

Our directors are entitled to cash compensation and equity compensation as follows:

Cash Compensation to Directors

All of our directors receive annual fees and per-meeting fees for their service on our board and its committees, in the following amounts:

▪	Annual fees in the amount of approximately $24,700 for directors not classified as experts and approximately $32,900 for directors classified as experts;

▪
Per-meeting fees in the amount of approximately $950 for directors not classified as experts and approximately $1,260 for directors classified as experts; 60% of such amounts for participation in meetings via phone and 50% of such amounts for resolutions adopted in writing.

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

Our Board has determined that Mr. Martin Gerstel, our chairman of the board, is an active chairman and our shareholders have approved setting Mr. Gerstel's fees as active chairman at approximately $7,200 per month. Mr. Gerstel has waived his right to receive the per-meeting fees that are payable to our other directors for so long as he serves as the Company's active chairman of the board.

Equity Compensation

In accordance with our compensation policy, each new non-employee director who is appointed to the board of directors is granted options to purchase 10,000 ordinary shares of the Company. These options vest over a period of four years, with one-sixteenth of the options vesting at the end of each successive three-month period following the director's appointment, subject to continued service through each vesting date. In accordance with our compensation policy, the chairman of the board was granted options to purchase twice the number of ordinary shares, on similar terms.

In addition, each non-employee director is granted annually, upon the anniversary of such director's original election to the board, options to purchase 2,500 ordinary shares of the Company. These options vest over a period of one year commencing three years following such anniversary of the director's appointment to the board, with one fourth of the options vesting at the end of each successive three-month period during such year, subject to continued service through each vesting date. The chairman of the board is granted options to purchase twice the number of ordinary shares, on similar terms. All of our currently serving directors were granted options accordingly.

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

Information regarding the options to purchase our ordinary shares (including number of options, exercise price and expiration date of all such options) held by each of our directors and executive officers who beneficially owns our ordinary shares, after including ordinary shares underlying options held by them, which, as of March 28, 2018, were exercisable or exercisable within 60 days, appears in the beneficial ownership table in Item 7.A below and in the footnotes thereto.

Option Plans

We maintain three share option and incentive plans: our Evogene Share Option Plan (2002), our Evogene Ltd. Key Employee Share Incentive Plan, 2003, and our Evogene Ltd. 2013 Share Option Plan, or the 2013 Plan. All such option and incentive plans provide for the grant of options to purchase our ordinary shares. The plans are administered by our board.

As of March 28, 2018, options to purchase 4,886,724 ordinary shares were outstanding under our option and incentive plans, having a weighted average exercise price of NIS 30.88 per share, of which, options to purchase 3,163,027 ordinary shares were exercisable. An additional 1,023,502 ordinary shares remained available for future grant under our option and incentive plans (all of which are available under our 2013 Plan) as of that date.

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

In addition, certain of our subsidiaries have adopted their own employee benefit plans. The option pools under such plans range from 8% to 25% of the relevant subsidiary's share capital. To date, such subsidiaries have granted or committed to grant options to purchase between 3.9% and 14.3% of the relevant subsidiary's share capital."

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

External Directors

In general, under the Companies Law, the board of directors of an Israeli public company (such as us) is required to include at least two external directors. According to regulations promulgated under the Companies Law, a person may be appointed as an external director if such person has either professional qualifications or accounting and financial expertise. In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise

However, pursuant to regulations enacted under the Companies Law in 2016, the board of directors of a company whose shares are listed on certain non-Israeli stock exchanges (including the Nasdaq Global Market), which company does not have a controlling shareholder (as such term is defined in the Companies Law), may elect not to comply with certain requirements of the Companies Law, including those relating to the election of external directors and to the composition of the audit committee and compensation committee, so long as the company satisfies the applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country relating to the appointment of independent directors and the composition of audit and compensation committees.

As currently our company does not have a controlling shareholder, and as we comply with the Nasdaq listing rules applicable to domestic U.S. companies with respect to a majority of our directors being independent and with respect to the composition of our audit committee and compensation committee, our board of directors determined, in May 2016, to opt out of the requirement to elect external directors. If in the future we were to have a controlling shareholder, we would likely again be required to comply with the requirements relating to external directors and composition of the audit committee and compensation committee.

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

Requirements as to Composition

Following the promulgation of the regulations described above, we may comply with the requirements of the Companies Law by appointing an audit committee, whose composition complies with the Nasdaq Listing Rules. Under the Nasdaq Listing Rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and at least one of whom has accounting or related financial management expertise.

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

The charter of the audit committee is available on our website at http://www.evogene.com/wp-content/uploads/2017/07/evogene-audit-committee-charter.pdf.

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

Requirements as to Composition

Following the promulgation of the regulations described above, we may comply with the requirements of the Companies Law by appointing a compensation committee, whose composition complies with the Nasdaq Listing Rules.  Under the Nasdaq Listing Rules, we are required to maintain a compensation committee consisting of at least two independent directors (as defined under the Nasdaq Listing Rules). Each compensation committee member must furthermore be deemed by our board of directors to meet the enhanced independence requirements for members of the compensation committee under the Nasdaq Listing Rules, which requires (among other things) that our board consider the source of each such committee member’s compensation in considering whether he or she is independent.

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

The charter of the compensation and nominating committee is available on our website at http://www.evogene.com/investor-relations/corporate-governance/

Corporate Development Committee

Our board of directors has formed a corporate development committee, of which Mr. Martin Gerstel, Mr. Ziv Kop and Mr. Leon Recanati serve as members. Mr. Gerstel serves as the Chairperson of the committee. The corporate development committee assists our board of directors in fulfilling its oversight responsibilities across the principal areas of corporate development for our company and its subsidiaries. This committee may also assist the board by reviewing such matters as corporate and division strategy and M&A opportunities and making recommendations for consideration by our board of directors.

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

Leniency Allowing Combining of Audit and Compensation and Nominating Committees

Under leniencies adopted by the Israeli Securities Authority (which we are currently not relaying upon, but may in the future), a company may have in place only one board committee that serves the required functions of each of the audit and compensation committees under Israeli law.

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

Pursuant to the Companies Law, extraordinary transactions with our office holders who are not directors require audit committee approval and subsequent approval by our board of directors. Compensation, insurance, indemnification or exculpation arrangements for office holders who are not directors require approval by our compensation committee, followed by our board of directors and, if deviating from our compensation policy, our shareholders as well. Compensation arrangements with directors, including in their capacities as executive officers, or with our Chief Executive Officer, as well as insurance (unless exempted under the applicable regulations), indemnification or exculpation of directors or our Chief Executive Officer, require the approval of the compensation and nominating committee, the board of directors and our shareholders, in that order. If the transaction or compensation arrangement of the office holder brought for approval amends an existing arrangement, then only the approval of the audit committee or compensation and nominating committee (as appropriate) is required if that committee determines that the amendment is not material in relation to the existing arrangement.

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

D.            Employees

The number of our employees as of December 31, 2015, 2016 and 2017 was 210, 185 and 165, respectively. As of February 28, 2018 the number of our employees was 152. This net decrease mainly relates to adjustment of the workforce to our activities, hiring new employees relevant to certain activities while reducing workforce in other areas of activity.

Until 2015, all of our employees were based in Israel. Starting in 2015, we had employees of our U.S. subsidiary, Evogene Inc., who are based at our U.S. research and development site in St. Louis, Missouri.  In addition, as of December 31, 2017, we had approximately 40 hourly, part-time employees who are based in Israel. The following table shows the breakdown of our employees' headcount workforce as of December 31, 2017, excluding hourly, part-time, employees:

	As of December 31, 2017
	Evogene Ltd. (Israel)	Evogene Inc. (U.S.)	Total
Executive Management	6	-	6
Crop Enhancement	19	-	19
Crop Protection	15	7	22
Evofuel	2	-	2
Biomica	4	-	4
Technology Platform	89	-	89
General and administrative	23	-	23
Total	158	7	165

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

Our staff possesses multidisciplinary and wide-ranging expertise, with employees specializing in biology, chemistry, plant genetics, agronomics, mathematics, computer science and other related fields. Additionally, 45 of our employees hold a Ph.D.

E.            Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to the table in “Item 7.A. Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 28, 2018 by:

▪	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

▪	each of our directors and executive officers individually; and

▪	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of March 28, 2018, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 25,754,297 ordinary shares outstanding as of March 28, 2018. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws.

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

	Shares Beneficially Held
Name of Beneficial Owner	Number		Percentage of Class
Principal Shareholders
Entities affiliated with Waddell & Reed Financial, Inc. (1)	2,795,442		10.9%
Entities affiliated with Migdal Insurance & Financial Holdings Ltd. (2)	1,954,936		7.6%
Entities affiliated with The Phoenix Holding Ltd. (3)	1,717,651		6.7%
Monsanto Company (4)	1,636,364		6.4%
Morgan Stanley (5)	1,380,411		5.4%
Entities affiliated with Harel Insurance, Investments & Financial Services Ltd. (6)	1,339,247		5.2%
Entities affiliated with UBS Group AG (7)	1,330,174		5.2%
Executive Officers and Directors
Ofer Haviv	692,500	(8)	2.6%
Dr. Alin Sela-Brown	51,302	(9)	*
Ido Dor	140,987	(10)	*
Dr. Arnon Heyman	28,687	(11)	*
Dr. Hagai Karchi	453,750	(12)	1.7%
Mark Kapel	40,600	(13)	*
Eran Kosover	126,868	(14)	*
Alex Taskar	46,875	(15)	*
Martin S. Gerstel	422,755	(16)	1.6%
Sarit Firon	4,375	(17)	*
Ziv Kop	10,625	(18)	*
Dr. Adina Makover	17,192	(19)	*
Leon Y. Recanati	855,734	(20)	3.3%
Dr. Kinneret Livnat Savitsky	15,000	(21)	*
All directors and executive officers as a group (14 persons)	2,907,250		10.6%
_______________________________
*	Less than 1%.

(1)
This information is based upon a Schedule 13G/A filed jointly with the SEC on February 14, 2018 by (i) Waddell & Reed Financial, Inc., or WRF; (ii) Waddell & Reed Financial Services, Inc., or WRFSI, a subsidiary of WRF; (iii) Waddell & Reed Inc., or WRI, a broker-dealer and subsidiary of WRFSI; (iv) Waddell & Reed Investment Management Company, or WRIMCO, an investment advisory subsidiary of WRI; and (v) Ivy Investment Management Company, or IICO, an investment advisory subsidiary of WRF. According to this Schedule 13G/A, the investment advisory contracts grant IICO and WRIMCO investment power over securities owned by their advisory clients and the investment sub-advisory contracts grant IICO and WRIMCO investment power over securities owned by their sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO and/or WRIMCO may be deemed the beneficial owner of the securities under Rule 13d-3 under the Exchange Act. These ordinary shares are held according to the following segmentation with direct or indirect voting and dispositive power as indicated: WRF: 2,795,442 (indirect); WRFSI: 1,155,062 (indirect); WRI: 1,155,062 (indirect); WRIMCO: 1,155,062 (direct); and IICO: 1,640,380 (direct). The principal address for these entities is 6300 Lamar Avenue, Overland Park, KS 66202.

(2)
This information is based upon a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd., or “Migdal”, with the SEC on January 22, 2018. According to this Schedule 13G, 1,954,936 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following segmentation: (i) 1,113,585 ordinary shares are held by Profit participating life assurance accounts; (ii) 738,458 ordinary shares are held by Provident funds and companies that manage provident funds and (iii) 102,893 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Migdal has shared dispositive and voting power over all such ordinary shares. The principal address of Migdal is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

(3)
This information is based upon a Schedule 13G/A filed with the SEC on February 20, 2018 jointly by (i) Itzhak Sharon (Tshuva); (ii) Delek Group Ltd. and (iii) The Phoneix Holding Ltd. According to this Schedule 13G/A, 1,717,651 ordinary shares are held by various direct or indirect, majority or wholly-owned subsidiaries of the Phoneix Holding Ltd. (the “Subsidiaries”) and each reporting person has shared voting and dispositive power with regard to such ordinary shares. The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd. The majority of Delek Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itzhak Sharon (Tshuva) though private companies wholly-owned by him, and the remainder is held by the public. The principal address of the Phoenix Holding Ltd. is 53, Derech Hashalom, Givataim, 53454, Israel.  The address of Itzhak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7, Giborei Israel Street, P.O.B 8464, Netanya, 42504, Israel.

(4)
This information is based upon a Schedule 13G/A filed by Monsanto Company with the SEC on February 12, 2016. Monsanto Company is a Delaware corporation and is listed on the NYSE and possesses sole voting and dispositive investment power over these ordinary shares. The principal address for Monsanto Company is 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, USA.

(5)
This information is based upon a Schedule 13G filed with the SEC on February 13, 2018 by Morgan Stanley. Morgan Stanley has shared voting power over all ordinary shares and shared dispositive power over 1,351,028 ordinary shares. The principal address of Morgan Stanley is 1585 Broadway New York NY 10036.

(6)
This information is based upon a Schedule 13G/A filed by Harel Insurance Investments & Financial Services Ltd., or “Harel”, with the SEC on February 1, 2018. Harel may be deemed to have shared voting over 1,337,882 ordinary shares and shared dispositive power over all ordinary shares. According to this Schedule 13G/A (i) 1,337,882 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Harel, and (ii) 1,365 ordinary shares are held by third party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts. The principal address of Harel is Harel House, 3 Abba Hillel Street, Ramat Gan 52118, Israel.

(7)
This information is based upon a Schedule 13G filed with the SEC on February 13, 2018 by UBG Group AG or “UBS”. UBS is a Swiss corporation and is a bank as defined section 3(a)(6) of the Act and possesses shared voting and dispositive investment power over these ordinary shares by itself and by its wholly-owned subsidiaries UBS Financial Services Inc., UBS Securities LLC and UBS AG London Branch. The principal address of UBS is Bahnhofstrasse 45 PO Box CH-8021 Zurich, Switzerland.

(8)
Consists of 692,500 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 28, 2018, of which, options to purchase 150,000 ordinary shares expire on August 24, 2019, options to purchase 200,000 ordinary shares expire on June 19, 2020, options to purchase 201,563 ordinary shares expire on July 17, 2023, and options to purchase 127,500 ordinary shares expire on March 22, 2025. The weighted average exercise price of these options is NIS 36.00. This number excludes 225,000 ordinary shares underlying options, the grant of which to Mr. Haviv was approved in August 2017 by the compensation committee of the board of directors and by the board of directors itself, and which grant is subject to shareholders approval.  Such options have vested as of the date hereof with respect to 42,186 ordinary shares out of the foregoing 225,000 shares

(9)
Consists of 51,302 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 28, 2018, of which, options to purchase 10,000 ordinary shares expire on June 19, 2020, options to purchase 12,500 ordinary shares expire on July 15, 2023, options to purchase 9,744 ordinary shares expire on March 22, 2025, options to purchase 17,496 ordinary shares expire on May 18, 2026, and options to purchase 1,562 ordinary shares expire on February 26, 2028. The weighted average exercise price of these options is NIS 33.27.

(10)
Consists of 140,987 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 28, 2018, of which, options to purchase 21,875 ordinary shares expire on September 21, 2021, options to purchase 7,500 ordinary shares expire on July 15, 2023, options to purchase 21,868 ordinary shares expire on November 9, 2024, options to purchase 17,244 ordinary shares expire on March 22, 2025, options to purchase 50,000 ordinary shares expire on November 17, 2025, and options to purchase 22,500 ordinary shares expire on August 8, 2027. The weighted average exercise price of these options is NIS 32.78.

(11)
Consists of 28,677 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 28, 2018, of which, options to purchase 8,750 ordinary shares expire on November 9, 2024, options to purchase 9,000 ordinary shares expire on May 18, 2026, options to purchase 9,375 ordinary shares expire on August 8, 2027, and options to purchase 1,562 ordinary shares expire on February 26, 2028. The weighted average exercise price of these options is NIS 28.99.

(12)
Consists of 363,750 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 28, 2018, of which, options to purchase 60,000 ordinary shares expire on August 24, 2019, options to purchase 125,000 ordinary shares expire on June 19, 2020, options to purchase 100,000 ordinary shares expire on July 15, 2023, options to purchase 67,500 ordinary shares expire on March 22, 2025, and options to purchase 11,250 ordinary shares expire on August 8, 2027. The weighted average exercise price of these options is NIS 34.12.  Also includes 90,000 ordinary shares held by trustee in favor of Dr. Karchi.

(13)
Consists of 40,600 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 28, 2018, of which, options to purchase 10,000 ordinary shares expire on June 19, 2020, options to purchase 13,500 ordinary shares expire on July 15, 2023, options to purchase 9,000 ordinary shares expire on March 22, 2025, options to purchase 4,350 ordinary shares expire on August 8, 2027, and options to purchase 3,750 ordinary shares expire on February 26, 2028. The weighted average exercise price of these options is NIS 33.37.

(14)
Consists of 126,868 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 28, 2018, of which, options to purchase 25,000 ordinary shares expire on May 7, 2024, options to purchase 21,868 ordinary shares expire on November 11, 2024, options to purchase 7,500 ordinary shares expire on March 22, 2025, options to purchase 50,000 ordinary shares expire on November 17, 2025, and options to purchase 22,500 ordinary shares expire on August 8, 2027. The weighted average exercise price of these options is NIS 38.61.

(15)
Consists of 46,875 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 28, 2018, which expire on April 2, 2027. The weighted average exercise price of these options is NIS 20.12.

(16)
Includes 36,250 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 28, 2018, of which, options to purchase 7,500 ordinary shares expire on July 20, 2018, options to purchase 5,000 ordinary shares expire on April 9, 2020, options to purchase 5,000 ordinary shares expire on June 11, 2020, options to purchase 5,000 ordinary shares expire on September 17, 2021, options to purchase 5,000 ordinary shares expire on November 10, 2022, and options to purchase 5,000 ordinary shares expire on September 14, 2023, and options to purchase 3,750 ordinary shares expire on August 16, 2024. The weighted average exercise price of these options is NIS 31.63. Also includes 386,505 ordinary shares consisting of: (a) 37,500 ordinary shares held by trustee in favor of Mr. Gerstel; (b) 133,815 ordinary shares held by Martin Gerstel; and (c) 215,190 ordinary shares held by Shomar Corporation over which Martin Gerstel and his wife Mrs. Shoshana Gerstel possess voting and investment power.

(17)
Consists of 4,375 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 28, 2018, which expire on August 10, 2026. The weighted average exercise price of these options is NIS 26.89.

(18)
Consists of 10,625 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 28, 2018, of which, options to purchase 10,000 ordinary shares expire on March 20, 2024, and options to purchase 625 ordinary shares expire on March 22, 2025. The weighted average exercise price of these options is NIS 69.15.

(19)
Includes 16,875 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 28, 2018, of which, options to purchase 2,500 ordinary shares expire on July 20, 2018, options to purchase 2,500 ordinary shares expire on April 9, 2020, options to purchase 2,500 ordinary shares expire on June 11, 2020, options to purchase 2,500 ordinary shares expire on September 17, 2021, options to purchase 2,500 ordinary shares expire on June 11, 2022, options to purchase 2,500 ordinary shares expire on September 15, 2023, and options to purchase 1,875 ordinary shares expire on August 16, 2024. The weighted average exercise price of these options is NIS 32.96. Also includes 317 ordinary shares held by Dr. Makover.

(20)
Includes 838,859 ordinary shares held by Mr. Recanati. Also includes 16,875 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 28, 2018, of which, options to purchase 2,500 ordinary shares expire on July 20, 2018, options to purchase 2,500 ordinary shares expire on April 9, 2020, options to purchase 2,500 ordinary shares expire on June 11, 2020, options to purchase 2,500 ordinary shares expire on September 17, 2021, options to purchase 2,500 ordinary shares expire on June 11, 2022, options to purchase 2,500 ordinary shares expire on September 15, 2023, and options to purchase 1,875 ordinary shares expire on August 16, 2024. The weighted average exercise price of these options is NIS 32.96.

(21)
Consists of 15,000 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 28, 2018, of which, options to purchase 10,000 ordinary shares expire on September 17, 2020, options to purchase 2,500 ordinary shares expire on September 17, 2021, and options to purchase 2,500 ordinary shares expire on September 17, 2022. The weighted average exercise price of these options is NIS 31.54.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2017, there were increases in the percentage ownership of (i) entities affiliated with The Phoenix Holding Ltd. (from 5.05% to 6.67%); and (ii) entities affiliated with Harel Insurance Investment & Financial Services Ltd. (from 5.06% to 5.2%); while there were decreases in the percentage ownership of (i) entities affiliated with Migdal Insurance & Financial Holdings Ltd. (from 7.63% to 7.59%), (ii) the entities affiliated with Psagot Investment House Ltd. (from 6.07% to 4.7%), (iii) Monsanto Company (from 6.38% to 6.35%), and (iv) the entities affiliated with Waddell & Reed Financial, Inc. (from 11.91% to 10.86%).

Over the course of 2016, there were decreases in the percentage ownership of some of our major shareholders, including (i) entities affiliated with Harel Insurance Investment & Financial Services Ltd. (from 5.7% to 5.06%), (ii) entities affiliated with Migdal Insurance & Financial Holdings Ltd. (from 8.36% to 7.63%), (iii) the entities affiliated with Psagot Investment House Ltd. (from 9.31% to 6.07%), (iv) Monsanto Company (from 6.43% to 6.38%), (v) the entities affiliated with The Phoenix Holding Ltd. (from 5.10% to 5.05%) and (vi) the entities affiliated with Waddell & Reed Financial, Inc. (from 12.66% to 11.91%).

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

Record Holders

As of March 28, 2018, all of our ordinary shares were held of record in the United States, in the name of a single record shareholder — Cede & Co., as nominee for the Depository Trust Company. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, nor is it representative of where such beneficial holders reside, since the shares held in the name of Cede & Co. are listed for trading on Nasdaq and the TASE and are beneficially owned by a wide range of underlying beneficial shareholders who hold their shares in “street name.”  In particular, we are aware, based on public filings, that in addition to Monsanto Company, which holds 6.4% of our ordinary shares and entities affiliated with Waddell & Reed Financial, Inc, which hold 10.9% of our outstanding ordinary shares, have an address in the United States.

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

B.            Significant Changes

No significant changes have occurred since December 31, 2017, except as otherwise disclosed in this annual report.

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

	Tel Aviv Stock Exchange				NYSE / Nasdaq
	NIS		U.S.$		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low	High	Low
Annual:
2018 (up to March 28, 2018)	14.35	11.07	4.12	3.16	4.16	3.15
2017	21.18	11.30	5.54	3.26	5.55	3.07
2016	32.72	19.60	8.30	5.08	8.42	5.10
2015	41.17	24.90	10.45	6.42	10.42	6.50
2014	69.82	34.12	20.10	8.81	19.91	8.74
2013	68.80	36.34	19.62	9.73	19.99	16.74
Quarterly:
Fourth Quarter 2017	16.02	11.30	4.58	3.26	4.68	3.07
Third Quarter 2017	19.24	15.14	5.41	4.28	5.55	4.24
Second Quarter 2017	19.27	17.52	5.34	5.02	5.38	5.03
First Quarter 2017	21.18	18.49	5.54	4.97	5.53	4.95
Fourth Quarter 2016	24.46	19.60	6.45	5.17	6.45	5.10
Third Quarter 2016	26.57	23.49	6.95	6.26	6.99	6.10
Second Quarter 2016	29.76	23.50	7.86	6.05	8.06	6.08
First Quarter 2016	32.72	23.48	8.30	6.04	8.42	5.95
Most Recent Six Months:
February 2018	14.35	11.73	4.12	3.37	4.16	3.28
January 2018	13.82	11.24	4.06	3.24	4.00	3.47
December 2017	13.25	11.30	3.80	3.26	3.85	3.07
November 2017	15.11	13.18	4.31	3.72	4.22	3.70
October 2017	16.02	14.97	4.58	4.25	4.68	4.22
September 2017	16.40	15.14	4.60	4.28	4.84	4.24

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

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association, our directors, other than external directors  (to the extent required to be elected), are elected at each annual general meeting of the shareholders, upon expiration of the term of office, by the holders of a simple majority of our ordinary shares present in person or by proxy at such meeting (excluding abstentions). As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors. Vacancies on our board of directors, resulting from a resignation or other termination of service by a then serving director, may be filled by a vote of a simple majority of the directors then in office as described under “Item 6.C. Board Practices—Board of Directors.” For additional information regarding the election of and voting by directors, please refer to “Item 6.C. Board Practices—Board of Directors.”

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

Modification of Class Rights

The rights attached to any class of share (to the extent that we may have separate classes of shares in the future), such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of our shares represented at the meeting and the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our articles of association.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Dividends paid on publicly traded shares, which are registered with and held by a nominee company, to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25% (whether the recipient is a “substantial shareholder” or not), unless a lower rate is provided under an applicable tax treaty between Israel and the shareholder’s country of residence and provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance.

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

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not derived from a business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obliged to pay excess tax (as further explained below).

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% (increased to 3% beginning in 2017 and thereafter) on annual taxable income (including, but not limited to, dividends, interest and capital gain) exceeding a certain threshold (NIS 803,520 for 2016 and NIS 640,000 for 2017 and thereafter, which amount is linked to the annual change in the Israeli consumer price index.

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

▪
persons subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares being taken into account in an “applicable financial statement” pursuant to Section 451(b) of the Code (as defined below);

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

If you are a U.S. Holder, dividends that we pay you with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you are encouraged to consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

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

Passive Foreign Investment Company Considerations

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we were classified as a PFIC for the taxable year ending December 31, 2017. As a result, a U.S. Holder who held our ordinary shares at any time during 2017 would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

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

Based on the book value of our assets and liabilities and our Market Capitalization in 2017, we believe that we met the PFIC asset test described above for 2017 and, as a result, we were classified as a PFIC in 2017. Furthermore, because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because our Market Capitalization is currently below the level necessary to avoid PFIC status for 2018, there is substantial risk we will be classified as a PFIC for the 2018 taxable year as well. However, because PFIC status is based on our income, assets and activities for the entire taxable year, and our Market Capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2018 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually after the close of each taxable year based on tests which are factual in nature, and our status in future years will depend on our income, assets, activities and Market Capitalization in those years. Thus, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year.

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

If you are a U.S. Holder that owns our ordinary shares during 2017 or any other taxable year for which we are a PFIC, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income (even if you hold the ordinary shares as capital assets) and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years.

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

U.S. Holders are strongly encouraged to consult their tax advisors regarding the consequences of our classification as a PFIC for our 2017 taxable year, our potential classification as a PFIC in 2018 and future taxable years, and the application of the PFIC rules on their investment.

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

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates, inflation, and other risks. We regularly assess the risks to minimize any adverse effects on our business. For sensitivity analysis of our exposure to foreign currency exchange fluctuations and changes in market prices of listed securities, see Note 13d to our consolidated financial statements as of and for the year ended December 31, 2017 included elsewhere in this annual report.

Foreign Currency Risk

Most of our revenues are denominated in U.S. dollars. In contrast, we incur expenses primarily denominated in NIS. As a result, any appreciation of the NIS relative to the U.S. dollar adversely impacts our profitability due to the portion of our expenses that are incurred in NIS. As of December 31, 2017, we did not have an open forward currency contracts. In the future we may enter into hedging transactions in order to decrease our foreign currency risk, however these transactions may not fully protect us from such risk.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Depreciation (Appreciation) of the NIS against the U.S. dollar (%) Based on Average of Daily Exchange Rates Throughout Year Compared to Previous Year
2017	(6.3)
2016	(1.1)
2015	8.6
2014	(0.9)
2013	(6.4)

Our exposure related to exchange rate changes on our net asset position denominated in currencies other than USD varies with changes in our net asset position. Net asset position refers to financial assets, such as trade receivables and cash and cash deposits, less financial liabilities, such as trade payable and other payables. The impact of any such transaction gains or losses is reflected in finance expenses or income. Our most significant exposure relates to a potential change in the exchange rates of the U.S. dollar and the NIS. Assuming a 10% decrease in the U.S. dollar relative to the NIS, and assuming no other change, our finance expenses would have increased by $0.3 million in 2017, increased by $0.2 million in 2016, and increased by $0.4 million in 2015 due to our negative current net asset position denominated in NIS as of December 31, 2017, 2016 and 2015.

Commodity Price Risk

Operating in the agribusiness sector, changes in certain commodity prices may affect our reported operating results and cash flows. The budget for, and size of, research and development expenditures of our existing and potential collaborators may be reduced as a result of a decrease in commodity prices. For example, corn prices decreased from around US$7 per bushel in mid-2013 to less than US$4 per bushel in late 2014 and thereafter maintained that price level throughout 2015, 2016 and 2017. Such developments may, in turn, adversely impact the size of the research payments that we may receive from these collaborators, as well as our ability to extend existing collaborations or enter into new ones. Further, the royalties we may receive from our collaborators on the sales and transfers of seeds containing the traits we develop could be affected by fluctuations in seed commodity prices. As of December 31, 2017, we did not have any hedge arrangements in place to protect our exposure to commodity price fluctuations.

Interest rate risk

We have a considerable investment in marketable securities that consist of corporate bonds and government treasury notes denominated in U.S. dollars. These investments expose us to the risk of interest rate fluctuations. An increase in U.S. interest rates could cause the fair value of these investments to decrease. As of December 31, 2017 the fair value of these investments was $59.9 million. The potential loss in fair value from a hypothetical 0.5% increase in the interest rate would be approximately $0.7 million. As of December 31, 2017, we did not have any hedge arrangements in place to protect our exposure to interest rate fluctuations.

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

A portion of the net proceeds from our U.S. initial public offering has been used to enhance our seed traits operation, to develop and expand our ag-chemicals operations, to further develop and commercialize our Evofuel activities, to develop our ag-biologicals operations, to develop our human microbiome activities, and to fund our working capital and capital expenditures. The balance is held in cash, short term deposit and marketable securities.

None of the net proceeds of our U.S. initial public offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2017. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2017, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on such assessment, our management has concluded that, as of December 31, 2017, our internal control over financial reporting is effective.

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

We have adopted a Code of Ethics and Proper Business Conduct applicable to our executive officers, directors and all other employees, which is a “code of ethics” as defined in this Item 16B of Form 20-F promulgated by the SEC. We have also implemented a training program for new and existing employees concerning our Code of Ethics and Proper Business Conduct. A copy of the code is delivered to every employee of Evogene Ltd. and all of its subsidiaries, and is available to investors and others, without charge, on our website at http://www.evogene.com/investor-relations/corporate-governance/ or by contacting our investor relations department. Information contained on, or that can be accessed through, our website does not constitute a part of this Form 20-F and is not incorporated by reference herein. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our Code of Ethics and Proper Business Conduct in 2017. We intend to disclose any amendments to, or waivers of, the Code of Ethics and Proper Business Conduct on our Web site.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services.

We paid or accrued the following fees for professional services rendered by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global and an independent registered public accounting firm, for the years ended December 31, 2017 and 2016:

	2017	2016
Audit Fees	$105,000	$105,000
Audit-Related Fees	-	-
Tax Fees	15,000	22,000
Total	$120,000	$127,000

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

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually any specific audit and non-audit services, audit-related service and tax services that may be performed by our independent accountants. Pursuant to that policy, our audit committee pre-approved all fees paid to our auditors for the year ended December 31, 2017.

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

▪          Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the Companies Law, which include (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), (ii) transactions concerning the compensation, indemnification, exculpation and insurance of the chief executive officer; (iii) the compensation policy recommended by the compensation and nominating committee of our board of directors and approved by our board of directors (and any amendments thereto); (iv) extraordinary transactions with, and the terms of employment or other engagement of, a controlling shareholder (if and when this becomes relevant to our company), (v) amendments to our articles of association, and (vi) certain non-public issuances of securities. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies. We will not be required to, however, seek shareholder approval for any of the following events described in the Nasdaq Listing Rules:

o	certain issuances of shares in excess of 20% of the outstanding shares of the Company;

o	an issuance that will result in a change of control of our company; and

o	adoption of, or material changes to, our equity compensation plans.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-2 through F-43 of this annual report.

ITEM 19.	EXHIBITS

ANNUAL REPORT ON FORM 20-F INDEX OF EXHIBITS
Exhibit No.	Description
1.1	Amended and Restated Articles of Association of the Registrant
4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
4.2	Evogene Share Option Plan (2002) (incorporated by reference to Exhibit 10.10 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
4.3	Evogene Ltd. Key Employee Share Incentive Plan, 2003 (incorporated by reference to Exhibit 10.11 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
4.4.1	Evogene Ltd. 2013 Share Option Plan (incorporated by reference to Exhibit 10.12 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
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

Evogene Ltd.

Date: March 29, 2018	By: /s/ Ofer Haviv Name: Ofer Haviv Title: President and Chief Executive Officer

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EVOGENE LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Evogene Ltd. and its subsidiaries (the “Company”) as of December 31, 2017 and 2016 and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2017 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company‘s auditor since 2002.

Tel-Aviv, Israel
March 29, 2018

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2017	2016

CURRENT ASSETS:
Cash and cash equivalents	7	$3,435	$3,236
Restricted cash		47	47
Marketable securities	8	59,940	71,738
Short-term bank deposits		8,380	13,137
Trade receivables		132	169
Other receivables	9	857	1,163

		72,791	89,490
LONG-TERM ASSETS:
Long-term deposits		19	13
Property, plant and equipment, net	10	4,792	6,483

		4,811	6,496

		$77,602	$95,986
CURRENT LIABILITIES:
Trade payables		$1,110	$1,330
Other payables	11	2,934	2,803
Liabilities in respect of government grants	12	104	125
Deferred revenues and other advances	5	516	967

		4,664	5,225
LONG-TERM LIABILITIES:
Liabilities in respect of government grants	12	3,438	3,303
Deferred revenues and other advances	5	89	138
Severance pay liability, net	14	33	31

		3,560	3,472
SHAREHOLDERS' EQUITY:	17
Ordinary shares of NIS 0.02 par value:
Authorized − 150,000,000 ordinary shares; Issued and outstanding – 25,750,547 and 25,480,809 shares at December 31, 2017 and 2016, respectively		142	141
Share premium and other capital reserve		186,268	183,342
Accumulated deficit		(117,032)	(96,194)

		69,378	87,289

		$77,602	$95,986

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2017	2016	2015

Revenues		$3,381	$6,540	$11,129
Cost of revenues	19a	2,845	5,639	8,255

Gross profit		536	901	2,874

Operating expenses:

Research and development, net	19b	16,987	16,405	14,449
Business development	19c	1,686	1,696	1,964
General and administrative	19d	3,810	3,889	4,382

Total operating expenses		22,483	21,990	20,795

Operating loss		(21,947)	(21,089)	(17,921)

Financing income	19e	2,125	2,424	2,571
Financing expenses	19e	(1,005)	(891)	(1,863)

Loss before taxes on income		(20,827)	(19,556)	(17,213)
Taxes on income		11	36	-

Net loss		$(20,838)	$(19,592)	$(17,213)

Other comprehensive income (loss):
Loss from cash flow hedges		$-	$-	$(45)
Amounts transferred to the statement of profit or loss for cash flow hedges		-	-	267

Total comprehensive loss		$(20,838)	$(19,592)	$(16,991)

Basic and diluted net loss per share	20	$(0.81)	$(0.77)	$(0.68)

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Share capital	Share premium and other capital reserve	Accumulated other comprehensive loss	Accumulated deficit	Total

Balance as of January 1, 2015	$140	$175,553	$(222)	$(59,389)	$116,082

Net loss	-	-	-	(17,213)	(17,213)

Exercise of options	*) -	296	-	-	296

Other comprehensive income	-	-	222	-	222

Share-based compensation	-	4,365	-	-	4,365

Balance as of December 31, 2015	$140	$180,214	$-	$(76,602)	$103,752

Net loss	-	-	-	(19,592)	(19,592)

Exercise of options	1	185	-	-	186

Share-based compensation	-	2,943	-	-	2,943

Balance as of December 31, 2016	$141	$183,342	$-	$(96,194)	$87,289

Net loss	-	-	-	(20,838)	(20,838)

Exercise of options	1	682	-	-	683

Share-based compensation	-	2,244	-	-	2,244

Balance as of December 31, 2017	$142	$186,268	$-	$(117,032)	$69,378

*) Represents an amount lower than $1

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015
Cash flows from operating activities:

Net loss	$(20,838)	$(19,592)	$(17,213)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	2,145	2,279	2,433
Share-based compensation	2,244	2,943	4,365
Net financing income	(1,454)	(1,688)	(845)
Loss from sale of property, plant and equipment	-	39	-
Taxes on income	11	36	-

	2,946	3,609	5,953
Changes in asset and liability items:

Decrease (increase) in trade receivables	37	2,506	(1,492)
Decrease (increase) in other receivables	221	(100)	(293)
Decrease (increase) in long term deposits	(6)	9	(1)
Decrease in trade payables	(86)	(215)	(68)
Decrease (increase) in other payables	136	(303)	(640)
Increase (decrease) in severance pay liability, net	2	5	(3)
Decrease in deferred revenues and other advances	(500)	(81)	(1,055)
Increase (decrease) in liabilities in respect of government grants	-	115	(284)

	(196)	1,936	(3,836)

Cash received (paid) during the year for:

Interest received	2,173	2,360	2,689
Taxes paid	(14)	(6)	-

Net cash used in operating activities	(15,929)	(11,693)	(12,407)

Cash flows from investing activities:

Purchase of property, plant and equipment	(590)	(808)	(2,005)
Proceeds from sale of marketable securities	22,737	23,926	38,164
Purchase of marketable securities	(11,659)	(24,561)	(31,168)
Proceeds from bank deposits, net	4,757	5,466	11,443
Proceeds from sale of property, plant and equipment	-	5	-
Decrease in restricted cash	-	-	953

Net cash provided by investing activities	15,245	4,028	17,387

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015

Cash flows from financing activities:

Proceeds from exercise of options	683	186	296
Proceeds from government grants	339	802	167
Repayment of government grants	(208)	(333)	(418)

Net cash provided by financing activities	814	655	45

Exchange rate differences - cash and cash equivalent balances	69	25	(17)

Increase (decrease) in cash and cash equivalents	199	(6,985)	5,008

Cash and cash equivalents, beginning of the year	3,236	10,221	5,213

Cash and cash equivalents, end of the year	$3,435	$3,236	$10,221

Significant non-cash activities:

Acquisition of property, plant and equipment	$39	$150	$349

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

c.         The Company has three fully owned active subsidiaries –Evofuel, Evogene Inc., and Biomica Ltd.

Evogene Inc. was incorporated in Delaware, United States. Since 2015, Evogene Inc. is engaged in research and development in the field of insect control and located in the Bio-Research and Development Growth (BRDG) Park, in St. Louis, Missouri, United States.

Biomica Ltd. was incorporated on March 2, 2017, whose mission is to discover and develop human microbiome-based therapeutics.

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

Government grants received from the Israel Innovation Authority (“IIA”, former “Office of the Chief Scientist in Israel” ("OCS")), the Israel-U.S. Binational Industrial Research and Development Foundation ("BIRD") and the Canada-Israel Industrial Research and Development Foundation ("CIIRDF") are recognized upon receipt as a liability if future economic benefits are expected from the research project that will result in royalty-bearing sales.

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

Non-refundable grants from the IIA and the European Union Horizon 2020 (“EU”) for funding research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a deduction from research and development expenses.

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

j.	Revenue recognition:

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

k.	Taxes on income:

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

l.	Financial instruments:

1.	Financial assets:

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

m.	Derivative financial instruments designated as hedges:

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

n.          Fair value measurement:

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

p.	Employee benefit liabilities:

The Company has several employee benefit plans:

1.	Short-term employee benefits:

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

q.         Share-based payment transactions:

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

r.	Loss per share:

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

Government grants received from the IIA, BIRD and CIIRDF are recognized as a liability if future economic benefits are expected from the research and development activity that will result in royalty-bearing sales. There is uncertainty regarding the estimated future cash flows used to measure the amount of the liability.

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

a.	IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014, and amended in April 2016, and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018. Early adoption is permitted. The Company plans to adopt the new standard on the required effective date using the modified retrospective method. During 2016, the Company performed a preliminary assessment of IFRS 15, which was continued with a more detailed analysis completed in 2017.

(i) Sale of goods

For contracts with customers in which the sale of goods is generally expected to be the only performance obligation, adoption of IFRS 15 is not expected to have any impact on the Company’s revenue and profit or loss.

The Company expects the revenue recognition to occur at a point in time when control of the asset is transferred to the customer, generally on delivery of the goods.

(ii) Rendering of services

The Company recognizes service revenue by reference to the stage of completion. Under IFRS 15, allocation will be made based on relative stand-alone selling prices. Hence, the allocation of the consideration and, consequently, the timing of the amount of revenue recognized in relation to these sales would be affected.

The Company examined that when IFRS 15 is adopted, the financial statements would not be impacted.

(iii) Advances received from customers

Short-term advances from customers are presented as part of Trade and other payables. However, from time to time, the Company may receive from customers long-term advances.

Under the current accounting policy, the Company presents such advances as deferred revenue under the noncurrent liabilities heading in the statement of financial position. No interest was accrued on the long-term advances received under the current accounting policy.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: -	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

Under IFRS 15, the Company must determine whether there is a significant financing component in its contracts. However, the Company decided to use the practical expedient provided in IFRS 15, and will not adjust the promised amount of the consideration for the effects of a significant financing components in the contracts, where the Company expects, at contract inception, that the period between the Company transfer of a promised good or service to a customer and when the customer pays for that good or service will be one year or less. Therefore, for short-term advances, the Company will not account for a financing component even if it is significant.

Based on the nature of the goods and services offered and the purpose of payment terms, the Company determined that for the vast majority of the contracts that require customers to pay long-term advances, the payment terms were structured primarily for reason other than the provision of finance to the Company. In addition, the length of time between when the customer pays for the goods and services and the Company transfers goods and services to the customer is relatively short. Therefore, the Company has concluded that there is not a significant financing component in these contracts.

(iv) Presentation and disclosure requirements

The presentation and disclosure requirements in IFRS 15 are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and significantly increases the volume of disclosures required in the Company’s financial statements. Many of the disclosure requirements in IFRS 15 are new and the Company expects that the notes to the financial statements will be expanded because of the disclosure of significant judgements made.

b.	IFRS 9, "Financial Instruments":

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The Company plans to adopt the new standard on the required effective date and will not restate comparative information.

During 2017, the Company has performed a detailed impact assessment of all three aspects of IFRS 9. This assessment is based on currently available information and may be subject to changes arising from further reasonable and supportable information being made available to the Company in 2018 when the Company will adopt IFRS 9. Overall, the Company expects no significant impact on its statement of financial position and equity except for the effect of applying the impairment requirements of IFRS 9.

The Company expects an immaterial increase in the loss allowance resulting in a negative impact on equity.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: -	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

(i) Classification and measurement

The Company does not expect a significant impact on its balance sheet or equity on applying the classification and measurement requirements of IFRS 9. It expects to continue measuring at fair value all financial assets currently held at fair value.

(ii) Impairment

IFRS 9 requires the Company to record expected credit losses on all of its debt securities, loans and trade receivables, either on a 12-month or lifetime basis. The Company will apply the simplified approach and record lifetime expected losses on all trade receivables. The Company’s trade receivable balance as of 2017 financial report date is less than 0.2% of its total assets therefore no material impact is expected for 2017 results.

(iii) Hedge accounting

Currently The Company is not engaged in hedge relationships.

c.	IFRS 16, "Leases":

IFRS 16 was issued in January 2016, and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to re-measure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the re-measurement of the lease liability as an adjustment to the right-of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17.

IFRS 16 is effective for annual periods beginning on or after 1 January, 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: -	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

The Company has completed an initial assessment of the potential impact on its consolidated financial but has not yet completed its detailed assessment. The actual impact of applying IFRS 16 on the financial statements in the period of initial application will depend on future economic conditions, including the Company’s borrowing rate at 1 January, 2019 and the composition of the Company’s lease portfolio at that date.

So far, the most significant impact identified is that the Company will recognize new assets and liabilities for its operating lease of principal facility is located in Rehovot, “Evogene Farm”, research and development facility in St. Louis, Missouri and car leases. As at 31 December, 2017, the Company’s future minimum lease payments under non-cancelable operating leases amounted to $1,548, on an undiscounted basis (see note 16(a)).

In addition, the nature of expenses related to those leases will now change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: -	COLLABORATION AGREEMENTS-

Below is information regarding collaboration agreements which each amounts to 10% or more of our total revenues in 2017:

a.
Our most significant collaboration in the seed traits activity is with Monsanto, addressing yield, drought tolerance and fertilizer utilization (Yield and Abiotic Stress) in corn, soybean, cotton and canola through biotechnology. The collaboration, initiated in 2008, originally focused on gene discovery, and a 2011 expansion of the agreement added new research activities for increasing trait efficacy. The collaboration was extended and expanded for a second time in October 2013, including to address corn resistance to Fusarium, a fungus responsible for Stalk Rot disease in corn. In July 2017, we announced the successful completion of the gene discovery stage of the Yield and Abiotic Stress seed traits activities under the collaboration, which now focus on progressing selected gene candidates through additional testing in Monsanto’s product development pipeline. Our Fusarium-related activities under the extended agreement are scheduled to expire in August 2019.

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

In April 2015, the private Israeli company began a dissolution process as result of its insolvency and inability to pay back its debtors. Subsequently the Company recorded a full impairment of the investment in the amount of $382.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: -       CASH AND CASH EQUIVALENTS

	December 31,
	2017	2016

Cash for immediate withdrawal in USD	$2,609	$1,741
Cash equivalents in NIS bank deposit	-	1,170
Cash for immediate withdrawal in NIS	748	281
Cash for immediate withdrawal in Euro and other currencies	78	44

	$3,435	$3,236

NOTE 8: -       MARKETABLE SECURITIES

	December 31,
	2017	2016

Financial assets measured at fair value through profit or loss:

Corporate bonds and government treasury notes	$59,940	$71,738

NOTE 9: -       OTHER RECEIVABLES

	December 31,
	2017	2016

Government authorities	$134	$354
Patent cost reimbursement	337	283
Accrued bank interests	62	110
Prepaid expenses	223	157
Other receivables	101	259

	$857	$1,163

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: -	PROPERTY, PLANT AND EQUIPMENT, NET

Balance at December 31, 2017:

	Laboratory equipment	Computers and peripheral equipment	Office equipment and furniture	Leasehold improvements	Total
Cost:

Balance at January 1, 2017	$4,559	$3,550	$224	$12,608	$20,941
Additions	197	199	-	58	454

Balance at December 31, 2017	4,756	3,749	224	12,666	21,395

Accumulated Depreciation:

Balance at January 1, 2017	3,160	2,856	114	8,328	14,458
Additions	354	419	15	1,357	2,145

Balance at December 31, 2017	3,514	3,275	129	9,685	16,603

Depreciated cost at December 31, 2017	$1,242	$474	$95	$2,981	$4,792

Balance at December 31, 2016:

	Laboratory equipment	Computers and peripheral equipment	Office equipment and furniture	Leasehold improvements	Vehicles	Total
Cost:

Balance at January 1, 2016	$4,340	$3,194	$216	$12,582	$98	$20,430
Additions	219	356	8	26	-	609
Disposals	-	-	-	-	(98)	(98)

Balance at December 31, 2016	4,559	3,550	224	12,608	-	20,941

Accumulated Depreciation:

Balance at January 1, 2016	2,751	2,376	100	6,962	44	12,233
Additions	409	480	14	1,366	10	2,279
Disposals	-	-	-	-	(54)	(54)

Balance at December 31, 2016	3,160	2,856	114	8,328	-	14,458

Depreciated cost at December 31, 2016	$1,399	$694	$110	$4,280	$-	$6,483

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: -	OTHER PAYABLES

	December 31,
	2017	2016

Employees and payroll accruals	$1,881	$1,953
Accrued expenses	717	471
Government authorities	336	379

	$2,934	$2,803

NOTE 12: -     LIABILITIES IN RESPECT OF GOVERNMENT GRANTS

	2017	2016

Balance at January 1,	$3,428	$3,139
Grants received	302	474
Royalties paid	(158)	(333)
BIRD repayment	(50)	-
Amounts recorded in profit or loss	20	148

Balance at December 31,	$3,542	$3,428

The Company received research and development grants from the IIA, and undertook to pay royalties of 3% of revenues derived from research and development projects that were financed by the IIA, of up to 100% of the grants received. As of December 31, 2017, the Company received grants amounting to $6,401, (including accrued interest), while total royalties paid as of that date amounted to $3,332.

The Company received research and development grants from BIRD, and undertook to pay royalties of 5% of revenues derived from research and the development projects that were financed by BIRD, of up to 150% of all grants received. As of December 31, 2017, the Company received grants in the amount of $937. No royalties have yet been paid through December 31, 2017 as no revenues were derived from products developed using these grants.

The Company received research and development grants from CIIRDF, and undertook to pay royalties of 2.5% of revenues derived from research and the development projects that were financed by CIIRDF, of up to 100% of all grants received. As of December 31, 2017, the Company received grants amounting to $334. No royalties have yet been paid through December 31, 2017 as no revenues were derived from products developed using these grants.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: -	FINANCIAL INSTRUMENTS

a.	Classification of financial instruments by fair value hierarchy:

	December 31,
	2017	2016
	Level 2

Financial assets:

Marketable securities	$59,940	$71,738

   During 2017, there were no transfers due to the fair value measurement of any financial instrument to or from Levels 1, 2 and 3.

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

The following table presents the repayment dates of the Company's financial liabilities, by contractual terms, in nominal amounts (including interest payments):

Balance at December 31, 2017:

	Up to 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	Over 5 years	Total
Trade payables	$1,110	$-	$-	$-	$-	$-	$1,110
Other payables	2,934	-	-	-	-	-	2,934
Liabilities in respect of government grants	106	1,100	208	372	501	1,941	4,228

	$4,150	$1,100	$208	$372	$501	$1,941	$8,272

Balance at December 31, 2016:

	Up to 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	Over 5 years	Total
Trade payables	$1,330	$-	$-	$-	$-	$-	$1,330
Other payables	2,803	-	-	-	-	-	2,803
Liabilities in respect of government grants	179	712	513	481	598	1,576	4,059

	$4,312	$712	$513	$481	$598	$1,576	$8,192

c.	Fair Value:

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: -	FINANCIAL INSTRUMENTS (Cont.)

d.	Sensitivity tests relating to changes in market factors:

	December 31,
	2017		2016

Sensitivity test to changes in the USD/NIS exchange rate:

Gain (loss) from the change:
Increase of 5% in exchange rate		$133		$84
Decrease of 5% in exchange rate		$(133)		$(84)

Sensitivity test to changes in the market price of listed securities:

Gain (loss) from the change:
Increase of 5% in market price		$2,997		$3,587
Decrease of 5% in market price	$	(2,997)	$	(3,587)

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

As of December 31, 2017 there were no hedging contracts held by the Company.

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

	Year ended December 31,
	2017	2016	2015

Expenses - defined contribution plan	$759	$769	$782

NOTE 15: -	TAXES ON INCOME

a.	Tax rates applicable to the Company:

1.	The Israeli corporate income tax rate was 24% in 2017, 25% in 2016 and 26.5% in 2015.

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

2.
Evogene Inc, a company incorporated in the U.S., is subject to U.S. income taxes. In 2017 the weighted tax rate applicable to Evogene Inc. was approximately 20% (Federal tax and state tax where the company operates).

3.
We are subject to taxation in the United States, as well as a number of foreign jurisdictions.  On December 22, 2017, the U.S. President signed into law federal tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act provides for significant and wide-ranging changes to the U.S. Internal Revenue Code. The reforms are complex, and it will take some time to assess the implications thoroughly.

Broadly, the implications most relevant to the company include: a) a reduction in the U.S. federal corporate income tax rate from 35% to 21%, with various “base erosion” rules that may effectively limit the tax deductibility of certain payments made by U.S. entities to non-U.S. affiliates and additional limitations on deductions attributable to interest expense; and b) adopting elements of a territorial tax system.

b.	Tax assessments:

The Company received assessments that are considered final, up to and including the 2012 tax year.

c.	Carryforward losses for tax purposes and other temporary differences:

As of December 31, 2017, the Evogene Ltd. and its Israeli subsidiaries have carryforward operating tax losses amounting to approximately $79 million, which can be carried forward for an indefinite period.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15: -	TAXES ON INCOME (Cont.)

d.	Deferred taxes:

The Company did not recognize deferred tax assets for carry-forward losses and other temporary differences, because their utilization in the foreseeable future is not probable.

e.	Theoretical tax:

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
The Company leases facilities for its offices and research and development activities, as well as motor vehicles under operating leases. Future minimum lease payments under non-cancelable operating leases for the years ended December 31, are as follows:

2018	$742
2019	278
2020	285
2021	243

$1,548

The Company has provided bank guarantees in the amount of $304 to secure compliance with its facilities rental payment requirements.

b.	Claims

As of December 31, 2017, the Company is not involved in any claims.

c.	Government grants

The Company received research and development grants from the IIA, BIRD and CIIRDF, see note 12. If no economic benefits are expected from the research activity, the royalty obligation is not recorded as a liability and instead is treated as a contingent liability in accordance with IAS 37. The grants from the IIA impose certain restrictions on the transfer outside of Israel of the underlying know-how and the manufacturing or manufacturing rights of the underlying products and technologies.

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

b.	Share capital:

	December 31,
	2017		2016
	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
	Number of shares
Ordinary shares of NIS 0.02 par value each	150,000,000	25,750,547	150,000,000	25,480,809

c.	Changes in share capital:

Share capital issued and outstanding:

	Number of shares	NIS par value
Outstanding at January 1, 2016	25,404,362	508,087

Exercise of options	76,447	1,529

Outstanding at December 31, 2016	25,480,809	509,616

Exercise of options	269,738	5,395

Outstanding at December 31, 2017	25,750,547	515,011

d.	Rights attached to shares:

  Voting rights at the general meeting, rights to dividends, rights upon liquidation of the Company and the right to appoint directors of the Company.

e.	Capital management in the Company:

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: - SHARE- BASED COMPENSATION

a.	Expenses recognized in the financial statements:

The expense recognized in the Company's financial statements for services provided by employees and service-providers is as follows:

	Year ended December 31,
	2017	2016	2015

Share-based compensation	$2,244	$2,943	$4,365

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

During 2017, 2016 and 2015 the board of directors of the Company approved an issuance to its employees and consultants of 775,750, 200,000 and 692,750 options, respectively. The fair value of the options determined at their grant date using binomial model was approximately $1,102, $524 and $2,287, respectively.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: -     SHARE- BASED COMPENSATION (Cont.)

c.	Option grants to key officers and directors:

Date of grant	Grantee	Options granted	Par Value (NIS)	Exercise prices (NIS)	Exercise prices ($)	Total fair value $ in thousands
March 22, 2015	President and CEO	170,000	0.02	39.62	9.78	$663
March 22, 2015	Key officers	285,000	0.02	39.62	9.78	$1,016
March 22, 2015	Director	2,500	0.02	38.77	9.57	$20
	Director	2,500	0.02	40.77	10.06
July 2, 2015	Directors	12,500	0.02	39.53	10.46	$44
November 17, 2015	Key officers	160,000	0.02	31.77	8.14	$382
December 16, 2015	Key officer	130,000	0.02	27.73	7.15	$298
February 29, 2016	Director	2,500	0.02	28.28	7.23	$14
	Director	2,500	0.02	32.72	8.37
May 18, 2016	Directors	12,500	0.02	27.79	7.25	$41
August 10, 2016	Director	10,000	0.02	26.89	7.06	$27
September 26, 2016	Key officer	150,000	0.02	26.21	6.96	$318
January 12, 2017	Director	2,500	0.02	21.18	5.54	$6
April 2, 2017	Key officer	179,000	0.02	20.12	5.54	$318
May 16, 2017	Directors	10,000	0.02	19.59	5.43	$21
August 9, 2017	Key officers	550,000	0.02	18.71	5.20	$705
August 10, 2017	Director	2,500	0.02	18.67	5.19	$4
September 17, 2017	Director	2,500	0.02	17.34	4.92	$4
October 1, 2017	Key officer	15,000	0.02	16.92	4.79	$22

d.	Options exercised:

During 2017, 2016, and 2015 employees, directors and consultants exercised 269,738, 76,447 and 53,408 options, respectively, into a total of 399,593 Ordinary shares, NIS 0.02 par value each of the Company, for a total consideration of $683, $186 and $296, respectively.

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

The following table summarizes the number of share options, the weighted average exercise price, and the changes that were made in the option plans to employees, consultants and directors:

	2017		2016		2015
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding at January 1,	4,439,884	9.50	4,970,028	9.65	3,770,762	9.75

Grants	1,537,250	5.08	377,500	6.94	1,455,250	8.90

Exercised	(269,738)	2.18	(76,447)	2.45	(53,408)	5.58

Forfeited	(601,096)	10.22	(831,197)	9.87	(202,576)	7.15

Outstanding at December 31,	5,106,300	8.47	4,439,884	9.50	4,970,028	9.65
Exercisable at December 31,	3,146,823	10.73	3,203,850	9.18	2,794,672	8.79

The following table summarizes information about share options outstanding at December 31, 2017:

	Options outstanding
Range of exercise prices ($)	Number outstanding	Average remaining contractual life	Weighted average exercise price
2.64 – 4.95	724,437	9.36	4.81
5.19 – 6.65	1,068,000	7.71	5.60
6.81 – 7.85	1,059,270	4.72	7.33
8.09 – 9.78	951,365	6.69	9.19
10.03 – 13.70	1,142,728	5.90	12.50
17.65 – 20.39	160,500	6.36	18.75

Total	5,106,300	6.69	8.47

f.	The weighted average outstanding remaining contractual term of the options as of December 31, 2017 is 6.69 years (as of December 31, 2016, it was 6.17 years).

g.	The weighted average fair value of options granted during 2017 was $1.72 (for options granted during 2016, the fair value was $2.93).

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: -    SHARE-BASED COMPENSATION (Cont.)

h.
The fair value of the Company's share options granted to employees, directors and consultants for the years ended December 31, 2017, 2016 and 2015 was estimated using the binomial model with the following assumptions:

	2017	2016	2015

Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	42-43	45-54	48-51
Risk-free interest rate (%)	1.89-2.42	1.87-2.35	1.8-2.7
Suboptimal factor	1.8-2	1.8-2	1.8-2
Post-vesting forfeiture rate (%)	5-10	5-10	5-10

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

On October 1, 2017 the board of directors of the Company approved for one of its key officers and several of its employees scheduled to cease their employment with the Company through December 31, 2017 an extension to the originally awarded 3 month period post-employment allowing for exercise of fully vested options to period of 1 year from their unemployment date. The weighted average incremental fair value measured using the Black & Scholes method was less than $0.01 per option.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19: -    STATEMENTS OF COMPREHENSIVE LOSS - ADDITIONAL INFORMATION

a.	Cost of revenues:

	Year ended December 31,
	2017	2016	2015

Salaries and benefits	$1,668	$3,520	$4,381
Share-based compensation	53	231	831
Materials and sub-contractors	572	756	1,082
Depreciation	309	599	960
Rentals and maintenance	233	448	689
Other	10	85	312

	$2,845	$5,639	$8,255

b.	Research and development, net:

	Year ended December 31,
	2017	2016	2015

Salaries and benefits	$10,205	$9,207	$7,930
Share-based compensation	1,200	1,369	1,531
Materials and sub-contractors	1,636	2,120	1,508
Plant growth and greenhouse maintenance	405	473	730
Rentals and office maintenance	1,430	1,081	761
Depreciation	1,836	1,679	1,475
Other	437	656	819
Participation in respect of government grants	(162)	(180)	(305)

	$16,987	$16,405	$14,449

c.	Business development:

	Year ended December 31,
	2017	2016	2015

Salaries and benefits	$1,038	$947	$1,010
Share-based compensation	363	508	685
Travel	109	136	160
Legal	37	16	56
Other	139	89	53

	$1,686	$1,696	$1,964

d.	General and administrative:

	Year ended December 31,
	2017	2016	2015

Salaries and benefits	$1,737	$1,551	$1,608
Share-based compensation	628	835	1,317
Professional fees	1,065	1,228	1,200
Other	380	275	257

	$3,810	$3,889	$4,382

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19: -    STATEMENTS OF COMPREHENSIVE LOSS - ADDITIONAL INFORMATION (Cont.)

e.	Financing income and expenses

  Financing income:

	Year ended December 31,
	2017	2016	2015

Exchange differences, net	$-	$17	$41
Interest income	2,125	2,400	2,530
Hedging instruments	-	7	-

	$2,125	$2,424	$2,571

  Financing expenses:

	Year ended December 31,
	2017	2016	2015

Bank expenses and commissions	$129	$155	$195
Exchange differences, net	82	-	-
Change in the fair value of marketable securities	720	703	1,237
Hedging instruments	7	-	99
Devaluation of investment	-	-	332
Revaluation of liabilities in respect of government grants	67	33	-

	$1,005	$891	$1,863

NOTE 20: -     NET LOSS PER SHARE

Details of the number of shares and loss used in the computation of net loss per share:

	Year ended December 31,
	2017		2016		2015
	Weighted number of shares *)	Loss	Weighted number of shares *)	Loss	Weighted number of shares *)	Loss

Number of shares and net loss for the computation of basic and diluted net loss per share	25,673,276	(20,838)	25,444,733	(19,592)	25,378,325	(17,213)

*)	To compute diluted net loss per share, potential ordinary shares, detailed below, have not been taken into account due to their anti-dilutive effect.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 21: -	OPERATING SEGMENTS

a.	General:

Commencing January 1, 2012, the Company operates in three segments. The segments were determined on the basis of information considered by the Chief Operating Decision-Maker ("CODM") for purposes of decision-making on the allocation of resources and evaluation of performance. The following Company's segments are engaged in business activities for which they earn revenues and incur expenses, their results are reviewed by the CODM and discrete financial information is available:

Evogene segment	-	Develops seed traits, ag-chemical products, and ag-biological products to improve plant performance.

Evofuel segment	-	Develops improved castor bean seeds to serve as a feedstock source for biofuel and other industrial uses.

Biomica	-	Discovery and development of human microbiome-based therapeutics

Segments performance is determined based on operating loss reported in the financial statements. The results of a segment reported to the CODM include items attributed directly to a segment, as well as other items, which are indirectly attributed using reasonable assumptions.

b.	The following table presents our revenues and operating loss by segments:

	Evogene	Evofuel	Biomica	Adjustments	Total

For the Year Ended December 31, 2017

Revenues	$3,247	$134	$-	$-	$3,381

Operating loss	$(21,430)	$(313)	$(204)	$-	$(21,947)

Net financing income					$1,120

Loss before taxes on income					$(20,827)

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 21: -	OPERATING SEGMENTS (Cont.)

	Evogene	Evofuel	Adjustments	Total

For the Year Ended December 31, 2016

Revenues	$6,540	$-	$-	$6,540

Operating loss	$(20,168)	$(921)	$-	$(21,089)

Net financing income				1,533

Loss before taxes on income				$(19,556)

	Evogene	Evofuel	Adjustments	Total

For the Year Ended December 31, 2015

Revenues	$11,129	$-	$-	$11,129

Operating loss	$(16,146)	$(1,775)	$-	$(17,921)

Net financing income				708

Loss before taxes on income				$(17,213)

c.	Major customers:

Revenues from major customers each of whom amounts to 10% or more, of total revenues:

	Year ended December 31,
	2017	2016	2015

Customer A (shareholder)	66%	77%	77%
Customer B	10%	12%	-
Customer C	*) -	11%	14%

*) Represents an amount lower than 10%.

See also Note 22 (a).

d.	Geographical information:

Revenues based on the location of the customers, are as follows:

	Year ended December 31,
	2017	2016	2015

United States	76%	89%	86%
Germany	10%	11%	14%
Other	14%	-	-

	100%	100%	100%

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 22: -	BALANCES AND TRANSACTIONS WITH KEY OFFICERS AND CERTAIN SHAREHOLDERS

a.
2017 shareholders information refers to Monsanto which, to the best of the Company’s knowledge, hold approximately 6.4% of the Company's ordinary shares and is also a major customer (see also Notes 5, 21(c)).

b.	Balances:

Balance at December 31, 2017:

	Key officers	Certain shareholder

Receivables	$-	$337
Other payables	$468	$-

Balance at December 31, 2016:

	Key officers	Certain shareholder

Receivables	$-	$283
Other payables	$285	$-

c.	Benefits to directors:

	Year ended December 31,
	2017	2016	2015

Compensation to directors not employed by the Company or on its behalf	$329	$322	$371

Number of directors received the above compensation by the Company	6	9	8

d.          Salary and Benefits to key officers:

	Year ended December 31,
	2017	2016	2015

Salary and related benefits	$1,673	$1,714	$1,849
Share-based compensation	959	1,467	2,254

	$2,632	$3,181	$4,103
Number of people that received salary and benefits	7	10	8

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 22: -	BALANCES AND TRANSACTIONS WITH KEY OFFICERS AND CERTAIN SHAREHOLDERS (Cont.)

e.	Transactions:

For the year ended December 31, 2017

	Key officers	Certain shareholder

Revenues	$-	$(2,247)
Cost of revenues	141	(948)
Research and development expenses	1,061	-
Business development expenses	547	-
General and administrative expenses	883	-

	$2,632	$(3,195)

For the year ended December 31, 2016

	Key officers	Certain shareholders

Revenues	$-	$(5,058)
Cost of revenues	104	(782)
Research and development expenses	1,286	-
Business development expenses	710	-
General and administrative expenses	1,081	-

	$3,181	$(5,840)

For the year ended December 31, 2015

	Key officers	Certain shareholders

Revenues	$-	$(10,095)
Cost of revenues	544	(656)
Research and development expenses	1,194	-
Business development expenses	874	-
General and administrative expenses	1,491	-

	$4,103	$(10,751)