Form 20-F
period 2019-12-31
Evogene Ltd.
filed 2020-04-27
CIK 1574565

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-36187

EVOGENE LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's Name Into English)

Israel
(Jurisdiction of incorporation or organization)

13 Gad Feinstein Street, Park Rehovot, Rehovot
P.O.B 4173, Ness Ziona, 7414002, Israel
(Address of principal executive offices)

Ofer Haviv
President and Chief Executive Officer
Telephone: +972-8-931-1900
Facsimile: +972-8-946-6724
Email: Ofer.Haviv@evogene.com
13 Gad Feinstein Street, Park Rehovot, Rehovot
P.O.B 4173, Ness Ziona, 7414002, Israel

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value NIS 0.02 per share	EVGN	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2019, the registrant had outstanding 25,754,297 ordinary shares, par value NIS 0.02 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ⌧

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ⌧

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ⌧ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ⌧ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ⌧	Emerging Growth Company ☐

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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ⌧	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ⌧

EVOGENE LTD.

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

 CERTAIN TERMS AND CONVENTIONS

In this annual report, unless the context otherwise requires:

◾
references to “Evogene,” “we,” “us,” “our,” “our company” and “the company” refer to Evogene Ltd. and its consolidated subsidiaries, consisting of AgPlenus Ltd., Biomica Ltd., Canonic Ltd., Casterra Ag Ltd. (formerly known as Evofuel Ltd.), Evogene Inc., Lavie Bio Ltd., and their consolidated subsidiaries;

◾	references to “U.S. dollars,”, “USD”, “$” or “dollars” are to United States dollars;

◾	references to “NIS” or “shekels” are to New Israeli Shekels;

◾	References to “U.S.” are to the United States;

◾	references to “ordinary shares”, “our shares” and similar expressions refer to our Ordinary Shares, par value NIS 0.02 per share;

◾
references to the “articles of association” are to our Amended and Restated Articles of Association, which became effective upon the closing of the U.S. initial public offering, as subsequently amended;

◾	references to the “Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

◾	references to the “Securities Act” are to the Securities Act of 1933, as amended;

◾	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

◾	references to the “NYSE” are to the New York Stock Exchange;

◾	references to the “Nasdaq” are to the Nasdaq Stock Market LLC;

◾	references to the “TASE” are to the Tel Aviv Stock Exchange; and

◾	references to the “SEC” are to the United States Securities and Exchange Commission.

Unless derived from our financial statements or otherwise noted, amounts presented in this annual report are translated at the rate of NIS 3.456 = USD 1.00, the exchange rate between the NIS and the U.S. dollar reported by the Bank of Israel as of December 31, 2019.

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

Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business. The “Evogene” design logo, “Evogene” and other trademarks or service marks of Evogene Ltd. appearing in this annual report are the property of Evogene Ltd. We have several other registered trademarks, service marks and pending applications relating to our computational technologies. Other trademarks and service marks appearing in this annual report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this annual report are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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

Our actual future results, performance or achievements may differ materially from what is expressed or implied by those forward-looking statements due to a variety of factors, some of which are beyond our control, including the following factors:

◾	the extent of our continuing to maintain our holdings in our subsidiary companies;

◾	the extent to which our discoveries and product candidates will have the desired effect so as to reach the stage of commercialization;

◾	whether we and our collaborators are able to allocate the resources needed to develop commercial products from our discoveries and product candidates;

◾
the length and degree of complexity of the process of our developing commercial products based on our discoveries and product candidates and the probability of our success, and the success of our collaborators, in developing such products;

◾	the degree of success of third parties upon whom we rely to conduct certain activities, such as field-trials and pre-clinical studies;

◾	whether we are able to comply with regulatory requirements;

◾	whether we and our subsidiaries are able to meet expected timelines in the performance of our activities (or are delayed, including as a result of the effect of the Coronavirus);

◾	the extent of the future growth of the agriculture, human health and industrial application industries in which we operate;

◾	whether we can maintain our current business models;

◾	the actual commercial value of our key product candidates;

◾	whether we or our collaborators receive regulatory approvals for the product candidates developed by us or our collaborators;

◾	whether products and product candidates containing or based on our discoveries are commercialized and earn us revenues or royalties;

◾	whether we are able to maintain and recruit knowledgeable or specialized personnel to perform our research and development work;

◾	the degree of our success at adapting to the continuous technological changes in our industries;

◾	whether we can maintain our collaboration agreements with our current collaborators or enter into new collaboration agreements and expand our research and development to new fields;

◾	whether we can improve our existing, or develop and launch new, computational technologies and screening and validation systems;

◾	whether we can patent our discoveries and protect our trade secrets and proprietary know-how; and

◾	the effect of the spread and resulting government actions implemented to limit coronavirus.

A number of additional important factors could cause our actual results to differ materially from those indicated by our forward-looking statements, including, but not limited to, those factors described in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. All of the forward-looking statements that we have included in this annual report are based on information available to us on the date of this annual report. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changes in our expectations or otherwise.

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

The selected consolidated statements of profit or loss and other comprehensive income (loss) data for each of the years in the three-year period ended December 31, 2019 and the consolidated statements of financial position data as of December 31, 2018 and December 31, 2019 are derived from our audited consolidated financial statements appearing in this annual report. The consolidated statements of profit or loss and other comprehensive income (loss) data for each of the years ended December 31, 2015 and December 31, 2016 and the consolidated statements of financial position data as of December 31, 2015, 2016 and 2017 are derived from our audited consolidated financial statements that are not included in this annual report.

	2015	2016	2017	2018	2019
Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss):
Revenues:
Research and development payments, including up-front payments	$10,956	$6,500	$3,369	$1,747	$753
Share purchase related revenues	173	40	12	-	-
Total Revenues	11,129	6,540	3,381	1,747	753
Cost of revenues	8,255	5,639	2,845	1,452	334
Gross profit	2,874	901	536	295	419
Operating expenses:
Research and development, net	14,449	16,405	16,987	14,686	15,791
Business development	1,964	1,696	1,686	2,084	2,029
General and administrative	4,382	3,889	3,810	3,514	3,765
Total operating expenses	20,795	21,990	22,483	20,284	21,585
Operating loss	(17,921)	(21,089)	(21,947)	(19,989)	(21,166)
Financing income	2,571	2,424	2,125	1,413	2,630
Financing expenses	(1,863)	(891)	(1,005)	(2,206)	(555)
Loss before taxes on income	(17,213)	(19,556)	(20,827)	(20,782)	(19,091)
Taxes on income	-	36	11	30	24
Loss	(17,213)	(19,592)	(20,838)	(20,812)	(19,115)
Other comprehensive income (loss):
Loss from cash flow hedges	(45)	-	-	-	-
Amounts transferred to the statement of profit or loss for cash flow hedges	267	-	-	-	-
Total comprehensive loss	$(16,991)	$(19,592)	$(20,838)	$(20,812)	$(19,115)
Attributable to:
Equity holders of the Company	-	-	-	(20,758)	(18,112)
Non-controlling interests	-	-	-	(54)	(1,003)
	$(16,991)	$(19,592)	$(20,838)	$(20,812)	$(19,115)
Basic and diluted loss per share, attributable to equity holders of the Company	$(0.68)	$(0.77)	$(0.81)	$(0.81)	$(0.70)
Weighted average number of ordinary shares used in computing basic and diluted loss per share (1)	25,378,325	25,444,733	25,673,276	25,753,411	25,754,297

	2015	2016	2017	2018	2019
Selected Consolidated Statements of Financial Position Data:
Cash and cash equivalents	$10,221	$3,236	$3,435	$5,810	$34,748
Marketable securities	71,807	71,738	59,940	26,065	2,128
Short-term bank deposits	18,603	13,137	8,380	22,592	10,000
Trade receivables	2,675	169	132	160	72
Total current assets	104,376	89,490	72,791	55,488	49,027
Total assets	112,595	95,986	77,602	58,694	71,364
Net assets	103,752	87,289	69,378	50,306	60,217
Deferred revenues and other advances	858	1,105	605	440	395
Total liabilities	8,843	8,697	8,224	8,388	11,147
Working capital (2)	98,737	84,265	68,127	50,057	43,298
Shareholders’ equity	103,752	87,289	69,378	50,306	60,217

The issued and outstanding share capital of the company is composed of 25,754,297 ordinary shares as of December 31, 2019.
_____________________

(1)
Basic and diluted loss per share is computed based on the weighted average number of ordinary shares outstanding during each period, in accordance with International Accounting Standard 33, “Earnings per Share.”

(2)          Working capital is defined as total current assets less total current liabilities.

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the SEC, including the following risk factors which we face and which are faced by the industries in which we operate. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in those forward-looking statements, as a result of certain factors, including the risks described below and elsewhere in this report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” on page 4.

Risks Related to Our Business and Industry

If our equity holdings in our subsidiary companies are diluted, the benefit recognized by our shareholders from value that may be created in such subsidiary companies may be substantially reduced.

We initiated a new corporate strategy and structure at the beginning of 2018, with the intent to make product development more efficient and to better reflect the individual value of each of our market focused business units. Under the new corporate structure, the Evogene group operates with Evogene as a technology hub and a growing group of divisions and subsidiaries that benefit from the unique capabilities of Evogene’s CPB platform. Each such subsidiary is responsible for advancing its product development and pipeline, establishing its “go-to-market” strategy via direct sales or through existing and new collaborations, and securing additional financial resources, if and when required. Due to our limited financial resources and other investment considerations, our subsidiaries may obtain financing from external sources. External financing may result in a decrease of our percentage shareholdings in our subsidiaries, which, in turn, may reduce the benefit we (and, indirectly, our shareholders) recognize from value established in such subsidiaries, and potentially negatively affect our results of operations, financial condition, our long-term growth strategy and the value of our shares.

Our discoveries and product candidates may not achieve the desired effect required in order to create commercially-viable products.

Our success depends on our ability to develop products that have the desired effect: in our agriculture activity, on plants, in our human health activity, on humans, and in our industrial applications activity, on the relevant industrial inputs. Research and development in these industries entails considerable uncertainty. We may spend many years developing product candidates that will never be commercialized. The science underlying the development of our product candidates is highly complex and, although we use innovative approaches, there is no certainty that our discoveries will result in product candidates that satisfy market requirements. Except in our castor oil activity, none of our discoveries has completed the development process and become commercially available so far, and may never reach commercialization. If our discoveries and product candidates will not have the desired effect, we and our collaborators may not develop commercial products that are based on them, which could materially and adversely affect our results of operations and our long-term growth strategy.

Various factors may delay or prevent commercialization of our product candidates.

Our success depends in part on our ability to identify discoveries that will improve crop performance, in our agriculture activity, obtain clinical benefits, in our human health activity, or improve industrial inputs, in our industrial applications activity. To develop these discoveries and product candidates into commercial products, we either license them to collaborators or develop them independently. Pursuant to our collaboration agreements in our agriculture activity, we are usually entitled, subject to certain conditions, to receive royalties on products that are based on, or integrate, these discoveries. In addition, certain of our agreements in our agriculture activity entitle us to upfront fees, research and development payments and milestone payments in the event that specified milestones are met. Except for Casterra’s castor varieties, none of our product candidates has completed the development process and become commercially available, and there can be no guarantee that any of our current or future product candidates will ever reach commercialization. Therefore, we currently do not earn royalties, nor do we have significant sales revenues from the sale of products based on our discoveries and product candidates. Nevertheless, our long-term growth strategy is based in large part on the expectation that such royalties and revenues from product sales will comprise a significant portion of our revenues in the future. If we or our collaborators never commercialize products based on our discoveries, we will not realize revenues from royalties and may not earn a profit on our discoveries, which could materially and adversely affect our results of operations, financial condition and our long-term growth strategy and could cause us to cease operations.

The manner in which we and our collaborators develop our product candidates in our various fields of activity affects the period that will pass until such products are commercialized, if ever. Product candidates based on our discoveries may never become commercialized for any of the following reasons:

◾	our discoveries may not be successfully validated or may not have the desired effect required in order to become, or to be incorporated into, commercial products;

◾
the process of developing product candidates based on our discoveries is lengthy and expensive, and we or our collaborators may not be able to allocate the resources needed to complete such development within the desired timeline;

◾	we or our collaborators may decide to discontinue, pause, reduce, or alter the scope of the development efforts for our product candidates;

◾	we may fail to satisfy, in a timely manner or at all, relevant milestones under our agreements with our collaborators;

◾
regulatory conditions related to our product candidates may change in different territories, thus negatively affecting the relevant development processes and extending their length or limiting the commercialization of such product candidates;

◾	we or our collaborators may be unable to obtain the requisite regulatory approvals for product candidates based on our discoveries;

◾	our competitors may launch competing or more effective products;

◾
we or our collaborators may be unable to fully develop and commercialize product candidates containing our discoveries or may decide, for whatever reason, not to commercialize, or to delay the commercialization of, such product candidates;

◾	a market may not exist for products containing our discoveries or such products may not be commercially successful or relevant; and

◾	we may be unable to protect the intellectual property underlying our discoveries in the necessary jurisdictions.

Our product development cycle is lengthy and uncertain, and we may never sell or earn royalties on the sale of commercial products based on our discoveries.

Research and development in our fields of activity is expensive and prolonged and entails considerable uncertainty. We may spend many years and dedicate significant financial and other resources developing product candidates that will never be commercialized. The process of discovering, developing and commercializing seed traits, ag-chemicals, ag-biologicals, castor varieties, human microbiome-based therapeutics or medical cannabis products involves several phases and a long development period. The timelines for development of product candidates by ourselves or by our collaborators may extend beyond our expectations for many reasons, such as:

◾	we or our collaborators may not be able to allocate the resources needed to develop product candidates based on our discoveries;

◾	we or our collaborators may revise the process of product development or make other decisions regarding their product development pipelines that may extend the development period;

◾	we or our collaborators may prioritize other development activities ahead of development activities with respect to the product candidates on which we collaborate;

◾	our discoveries may not be successfully validated or may not have the desired effect sought by us or by our collaborators; and

◾	we or our collaborators may be unable to obtain the requisite regulatory approvals for the product candidates based on our discoveries within expected timelines or at all.

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

Due to mergers and consolidations, there is a reduced number of companies in the agriculture industry with which we might establish strategic partnerships, and we rely on a limited number of collaborators to develop and commercialize product candidates containing our seed trait, ag-chemical and ag-biological product candidates.

The agriculture markets are highly consolidated and dominated by a relatively small number of large companies. In our agriculture operations, we are currently undertaking collaborations with several of these companies to develop improved seed traits, ag-chemical and ag-biological product candidates. Due to the small number of major companies in this industry, there are limited opportunities for us to grow our business with new collaborators. In addition, if we fail to develop or maintain our relationships with any of our current collaborators, we could not only lose our opportunity to work with that collaborator, but we could also suffer a reputational risk that could impact our relationships with other collaborators in what is a relatively small industry community.

In our agriculture operations, we are currently working either with collaborators or on independent projects to research and develop our different seed trait, ag-chemical and ag-biological product candidates. While we seek to expand our portfolio of product candidates in the future, the research and development required to discover and develop new product candidates is costly, time-intensive and requires significant infrastructure resources. If we are unable to enter into new collaborations, or if we do not have the resources to develop the capabilities or resources necessary to discover and develop such product candidates independently, we may not be able to expand our portfolio of these product candidates, which could have a material adverse effect on our business prospects.

A decrease in research expenditures by the major companies in our target markets may jeopardize the continuation, or scope, of our collaborations with such companies and adversely impact our ability to continue or extend existing collaborations or enter into new collaborations on favorable financial terms.

The research and development expenditures of our existing and potential collaborators in the agriculture, human health, and industrial applications markets we operate in may be reduced for reasons beyond our control. For example, a global crisis or economic recession, a decrease in the prices of agricultural commodities, or the consolidation trend in the seeds and ag-chemicals industries may result in decreased research and development expenditures in the markets relevant for our seed trait, ag-biological and ag-chemical product candidates. Such developments may, in turn, adversely impact our ability to maintain or extend our existing collaborations or enter into new collaborations on favorable financial terms. For example, we may not be able to enter into new collaborations under which our collaborators cover our expenses through research and development payments.

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

We are operating in multiple industries, each of which consist of multiple companies with much greater resources than us. Competition in our industries is intense and requires continuous technological development. If we are unable to compete effectively, our financial resources will be diluted and our financial results will suffer.

We currently face significant competition in the markets in which we operate. The agriculture, human health and industrial applications markets in which we operate are intensely competitive and rapidly changing. Many companies engage in research and development of products in such markets, and speed in getting a new product candidate to market can be a significant competitive advantage. In most segments of our operations, the number of products available to the consumer is steadily increasing as new products are introduced. At the same time, an increasing number of products are coming off patent and are thus available to generic manufacturers for production. We may be unable to compete successfully against our current and future competitors, which may result in lower prices and margins and the inability to achieve market acceptance for products containing our discoveries. In addition, many of our competitors have substantially greater financial, marketing, sales, distribution and technical resources than us and some of our collaborators are significantly larger than us and have more experience in research and development, regulatory matters, manufacturing and marketing. We anticipate increased competition in the future as new companies enter these markets and new technologies become available. Our technologies may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors or collaborators, which will prevent or limit our ability to receive any associated research and development payments or generate revenues from the commercialization of our product candidates.

We are working to develop and commercialize novel ag-biological products, and our efforts may be unsuccessful.

Our majority-owned subsidiary, Lavie Bio, is developing ag-biological product candidates, currently focused mainly on microbial-based bio-stimulants and bio-pesticides, through a novel approach, focused on plant-microbiome relationship. In certain of our ag-biological product programs, Lavie Bio funds its early stages of research and development efforts in order to potentially capture more value, while in others it funds the entire development program towards launch of a commercial product. Lavie Bio’s efforts to develop novel ag-biological product candidates may fail for a variety of reasons, including:

◾	failure to establish the requisite infrastructure to enable the discovery and development of microbial bio-stimulants;

◾	failure to identify and develop microbial candidates that enhance plant performance at the desired efficacy and stability;

◾	failure to successfully complete development of microorganisms to achieve cost-effective and commercially viable products;

◾	failure to meet regulation requirements in case significant changes occur in the future; and

◾	failure to establish cost-effective go-to-market models for selling our products.

If Lavie Bio’s efforts to develop ag-biological product candidates are unsuccessful, our results of operations could be negatively impacted.

We are working to develop and commercialize novel ag-chemical products, and our efforts may be unsuccessful.

Our subsidiary, AgPlenus, is currently developing solutions for crop protection through chemistry, or ag-chemistry. AgPlenus is developing these product candidates through a novel approach, focused on biologically significant proteins called “targets”. AgPlenus’ efforts to develop novel ag-chemical product candidates may fail for a variety of reasons, including:

◾	failure of its relatively novel target-based approach to lead to an effective product candidate or failure to identify chemical compounds that will display required level of performance;

◾	inability to obtain sufficient funding to fully execute its ag-chemical business plan; and

◾	failure to meet regulation requirements.

If AgPlenus’ efforts to develop ag-chemical product candidates are unsuccessful, our results of operations could be negatively impacted.

We are working to develop and commercialize seed-trait products, and our efforts may be unsuccessful.

We are developing seed trait and insect control product candidates in our internal Ag-Seeds division. Our efforts to develop novel product candidates may fail for a variety of reasons, including:

◾	failure to identify and develop candidate genomic elements having the desired effect on the target trait in the plant of interest;

◾	failure to identify and develop toxin candidates having the desired effect on the target insects when inserted into the plants of interest;

◾	failure to successfully complete development of our seed trait product candidates; and

◾	our failure to meet regulation requirements for seed trait and insect control product candidates.

Furthermore, even if we are able to discover and begin to develop effective product candidates, we may not be successful if we are unable to find collaborators for further development and commercialization of the product candidates. If our efforts to develop seed trait product candidates are unsuccessful, our results of operations could be negatively impacted.

We are working to develop human microbiome-based therapeutic product candidates, and our efforts may be unsuccessful.

Our subsidiary, Biomica, is developing microbiome-based therapeutic product candidates. Biomica’s efforts to develop its product candidates and develop marketable products may be unsuccessful for a variety of reasons, including the following:

◾	failure to complete pre-clinical studies and clinical trials with positive results;

◾	failure to finance the development and commercialization of its product candidates;

◾	failure to receive marketing approvals from applicable regulatory authorities;

◾	failure to obtain and maintain patent and trade secret protection and regulatory exclusivity for its product candidates;

◾	failure to making arrangements with third-party manufacturers for, or establishing its own, commercial manufacturing capabilities;

◾	failure to launch commercial sales of its products, if and when approved, whether alone or in collaboration with others;

◾	failure to enter into new collaborations throughout the development process as appropriate, from pre-clinical studies through to commercialization;

◾	failure to achieve acceptance of its products, if and when approved, by patients, the medical community and third-party payors;

◾	failure of its products, if approved, to compete effectively with other therapies;

◾	failure to obtain and maintain coverage and adequate reimbursement by third-party payors, including government payors, for its products, if approved;

◾	failure to protect its rights in its intellectual property portfolio;

◾	failure to operate without infringing or violating the valid and enforceable patents or other intellectual property rights of third parties;

◾	failure to maintain a continued acceptable safety profile of the products following approval; and

◾	failure to maintain and develop an organization of scientists and business people who can develop and commercialize its products and technology.

If Biomica’s efforts to develop microbime-based human therapeutics are unsuccessful, our results of operations could be negatively impacted.

We are working to develop and commercialize medical cannabis products, and our efforts may be unsuccessful.

Canonic, our subsidiary, is developing medical cannabis product. Canonic’s efforts to develop and commercialize medical cannabis products may fail for a variety of reasons, including:

◾	failure to develop cannabis varieties having desired efficacy and stability;

◾	failure to establish the agro-technical knowledge and expertise for cultivating cannabis;

◾	failure to meet regulation requirements;

◾	failure to engage with, and successfully operate, contractors, in Israel and abroad, for performing cultivation and production services;

◾	failure to establish successful distribution channels, in Israel and abroad, for our medical cannabis products;

◾	failure to secure our cannabis cultivation facilities; and

◾	the market for medical cannabis products is relatively new and suffers from high uncertainty in many aspects, including demand, supply, pricing, regulation, customer preferences, etc.

If Canonic’s efforts to develop and commercialize medical cannabis products are unsuccessful, our results of operations could be negatively impacted.

We are working to develop and commercialize castor seeds for industrial applications, and our efforts may be unsuccessful in achieving a commercial presence in this market.

Our subsidiary, Casterra, is currently developing improved, high-yield castor bean seeds for use as a source of non-edible feedstock for the existing industrial uses of castor oil. The supply chain in the market of castor oil for industrial uses is not well established and is evolving. In order for Casterra’s castor bean seeds to be an attractive feedstock for oil for industrial uses, we will need to demonstrate on a commercial scale that our castor beans can reliably be used as a cost-efficient feedstock for castor oil production. Casterra’s efforts to develop castor been seeds for industrial uses may fail for a variety of reasons, including:

◾	failure to reach desired yields of its castor seed varieties on a commercial scale to secure economic viability as bio-based oil feedstock;

◾	failure to establish an efficient mechanical harvest solution;

◾	failure to establish a cost-effective production of castor bean grains, allowing grower profitability;

◾	failure to reach large scale adoption of castor by growers, including the successful management of diseases, and pests;

◾	failure to address the health and environmental risks posed by castor bean seeds, which contain a naturally occurring poison called ricin;

◾	failure to comply with any regulatory requirement related to sales of castor beans, and in particular those related to the import of such beans and the potential effects of ricin; and

◾	failure to establish sustainable production of castor seeds.

We are operating in a new industry, with limited understanding of the dynamics involved in producing and selling castor seeds. We have made initial commercial sales of castor seeds; however, we are unable to foresee as to when significant sales will commence. If we are unable to adequately address any of these issues, we may not find a market for our castor bean seeds and our results of operations could be materially and adversely affected.

If Lavie Bio is unable to establish successful distribution and retail channels for the commercialization of its products, it will not be able to meet its commercialization plans.

Our majority-owned subsidiary, Lavie Bio, intends to commercialize part of its future ag-biological products through distribution and retail channels. We have little experience in establishing such channels and may be unsuccessful in doing so. In addition, we will be dependent on our distributers in introducing our products to the market. If we or our distributors are unsuccessful in our efforts to penetrate the market, our revenues and financial results will be adversely affected.

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

Each of us and our subsidiaries depends on our key personnel and, if we are not able to attract and retain qualified scientific and business personnel, we may not be able to grow our business or develop and commercialize our product candidates.

The vast majority of our workforce is involved in research and development. Our business is therefore dependent on our ability to recruit and maintain a highly skilled and educated workforce with expertise in a range of disciplines, including biology, chemistry, plant genetics, agronomics, entomology, mathematics, computer science and other subjects relevant to our operations. For example, of our staff, 38 employees hold a Ph.D. The number of qualified and highly educated personnel in the fields upon which our business focuses in Israel, where most of our operations are located, is limited and competition for the services of such persons is intense. Although we have employment agreements with all of our employees, most of these agreements may be terminated upon short notice. The failure to hire and retain skilled and highly educated personnel could limit our growth and hinder our research and development efforts.

We develop certain discoveries independent of our collaborators, and we may need to finance the cost of the development of such technologies ourselves.

In recent years we have begun to develop certain discoveries and product candidates independent of our collaborators, with a goal of making such discoveries available to collaborators in later phases, including the final product development stage in certain cases. While we believe this will allow us to negotiate more favorable license or commercialization terms with respect to such discoveries and product candidates, the up-front cost to us of developing programs without a collaborator (and therefore without external funding for the research and development expenditures we incur) in these early phases involves higher risks, since we need to fund the research and development of such programs ourselves. If we are unsuccessful in discovering promising product candidates after having invested significant funds, or if we are unable to find collaborators who are interested in such results and willing to fund subsequent phases of development and commercialization, such failures could have a material and adverse effect on our business, financial condition and results of operations. Traditional financing sources such as bank financing or public debt or equity financing, if available to us, could carry with them certain drawbacks, such as imposition of covenants restricting our ability to operate, or substantial dilution to our existing shareholders.

Our business is subject to various government regulations and, if we or our collaborators are unable to obtain the necessary regulatory approvals, we may not be able to continue our operations.

Our business is generally subject to two types of regulations: regulations that apply to how we operate and regulations that apply to products containing our discoveries and product candidates. Typically, we apply for and maintain the regulatory approvals necessary for our operations, while our collaborators apply for and maintain regulatory approvals necessary for the commercialization of products containing our discoveries. We may fail to comply with all currently applicable regulations, and we may become subject to new or revised regulations or approvals in the future. Furthermore, any violation of these regulations could expose us to civil and criminal penalties.

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

          Although Canonic, our subsidiary that develops medical cannabis products currently has limited operations, our current and potential involvement in cannabis-related activity may expose us to legal and reputational risks. Such risks include:

◾
activities in the field of cannabis are subject to enhanced regulation in Israel and worldwide. For example, Israeli regulation requires that we obtain a specific permit for each of the following activities: research, propagation, cultivation, production, marketing and distribution, use, etc.;

◾	changes in laws, regulations and guidelines related to cannabis may result in significant additional compliance costs for us or limit our ability to operate in certain jurisdictions;

◾	certain banks will not accept deposits from or provide other bank services to businesses involved with cannabis; and

◾
third parties with whom we do business may perceive that they are exposed to reputational risk as a result of our cannabis-related business activities and may ultimately elect not to do business with us.

          Any of the foregoing factors could adversely affect our business and results of operations

The cost we incur in procuring a directors and officers, or D&O, liability insurance has substantially increased during the last years. If this trend continues, it will have an adverse effect on our results of operations.

D&O liability insurance is intended to cover the liability of the individuals serving as our directors and management, from losses incurred as a result of such service, our liability to indemnify such individuals for such losses and to protect us from certain securities claims. During the last years, there has been a significant increase in the cost of D&O insurance for smaller, dual-listed public companies such as our Company. The increases have been tied to perceived heightened levels of risk for D&O insurers. For example, the year 2018 set a 20-year record high for securities class actions filed against issuers of common or preferred stock listed in the United States. In parallel, there has been an increase in the amounts of the deductibles payable by public companies in situations in which an insurable event occurs. If this trend continues, it will increase our operational expenses and have a negative effect on our financial results.

Disruption to our information technology, or IT, system could adversely affect our reputation and have a material adverse effect on our business and results of operations.

Our computational technologies rely on our IT system to collect and analyze the biological and chemical data we collect and discover. We store significant amounts of data, and to date, have compiled several petabytes of data. There can be no assurance that our back-up storage arrangements will be effective if it becomes necessary to rely on them. Furthermore, we can provide no assurance that our current IT system is fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. Disruption or failure of our IT system due to technical reasons, cyberattacks, natural disasters or other unanticipated catastrophic events, including power interruptions, storms, fires, floods, earthquakes, terrorist attacks and wars could significantly impair our internal development efforts and materially and adversely affect our collaborations, our business and our results of operations.

As we continue to develop our computational technologies and expand our datasets, we may need to update our IT system and storage capabilities. However, if our existing or future IT system does not function properly, or if the IT system proves incompatible with our new technologies, we could experience interruptions in data transmissions and slow response times, preventing us from completing routine research and business activities, which could adversely affect our business and results of operations.

Development of our product candidates, particularly during our validation and testing activities, may be adversely affected by circumstances caused by us or those beyond our control.

The industries we are engaged in are subject to various factors that make our operations relatively unpredictable from period to period. For example, the testing of our product candidates may be adversely affected by circumstances both caused by us and those that are beyond our control. Factors caused by us include any failure by us or our collaborators to follow proper agronomic practice or suggested protocols for conducting our experiments, and failure to successfully complete such experiments. Factors beyond our control include weather and climatic variations, such as droughts or heat stress, or other factors we are unable to identify. For example, if there was prolonged or permanent disruption to the electricity, climate control or water supply operating systems in our greenhouses or laboratories, the plants and pests on which we test our discoveries and product candidates and the samples we store in freezers, both of which are essential to our research and development activities, would be severely damaged or destroyed, adversely affecting our research and development activities and thereby our business and results of operations. We have experienced these kind of failures in the past for unknown reasons, causing delays in our achievement of milestones and delivery of results, and necessitating that we re-start the trials. Any test failure we may experience is not covered by our insurance policy, and therefore could result in increased cost of the trials and development of our product candidates, which may negatively impact our business and results of operations.

The COVID-19 pandemic, or any other pandemic, epidemic or outbreak of an infectious disease in the United States, Israel or elsewhere, may hurt our business in many ways, and, if prolonged, could adversely impact our operating results and financial condition in a significant manner.

The COVID-19 pandemic, and any other pandemic, epidemic or outbreak of an infectious disease that occurs in the United States, Israel or elsewhere, may adversely affect our business and, if prolonged, could adversely impact our operating results and financial condition in a significant manner. In December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. This virus continues to spread globally and, as of April 2020, has spread to over 100 countries, including the United States, Israel and Latin America. The spread of COVID-19 from China to other countries has resulted in the World Health Organization declaring the outbreak of COVID-19 as a “pandemic,” or a worldwide spread of a new disease, on March 11, 2020. Many countries around the world have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus. Since March 2020, the Government of Israel imposed multiple precautionary measures, such as quarantine restrictions for foreign travelers arriving from any country, avoiding gatherings, and restrictions on work places. Employers (including us) are also required to prepare and increase as much as possible the capacity and arrangement for employees to work remotely. In addition, since March, 2020, the President of the United States issued a proclamation to restrict travel to the United States from certain foreign nationals  and governors of many U.S. states have enacted temporary measures seeking to limit the spread of COVID-19, including in the State of Missouri, where our U.S. research and development site is located. We are still assessing and will continue to assess the effect on our business, from the spread of COVID-19 and the actions implemented by the governments of the State of Israel, the United States and elsewhere across the globe.

These actions have disrupted the ordinary course of operations for us, our collaborators and contractors, causing operational delays, labor shortages, travel disruption and shutdowns, thus restricting our, our collaborators’ and contractors’ ability to ensure the continuous development of our product candidates, which could have an adverse effect on our development programs.

In addition, regulatory bodies may reduce or postpone meetings with us or internally if resources are pushed away from our industries in response to the spread of an infectious disease. Such events may result in a period of business disruption, and in reduced operations, any of which could materially affect our business, financial condition and results of operations.

The COVID-19 outbreak and mitigation measures also have had and may continue to have an adverse impact on global economic conditions which could have an adverse effect on our business and financial condition, including impairing our ability to raise capital if and when needed. The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

Consumer and government resistance to genetically modified organisms may negatively affect our public image and reduce sales of plants containing our traits.

A certain part of our seed traits activity includes research and development of genetically modified, or GM, seeds. Foods made from such seeds are not accepted by many consumers and in certain countries production of certain GM crops is effectively prohibited, including throughout the European Union, due to concerns over such products’ effects on food safety and the environment. The high public profile of biotechnology agriculture, especially in food production, and lack of consumer acceptance of products to which we have devoted substantial resources could negatively affect our public image and results of operations. For example, the prohibition on the production of certain GM crops in select countries and the current resistance from consumer groups, particularly in Europe, to GM crops not only limits our access to such markets but also has the potential to spread to and influence the acceptance of products developed through biotechnology in other regions of the world and may also influence regulators in other countries to limit or ban production of GM crops, which could limit the commercial opportunities to exploit biotechnology.

GM crops are grown principally in the United States, Brazil and Argentina where there are fewer restrictions on the production of GM crops. If these or other countries where GM crops are grown enact laws or regulations that ban the production of such crops or make regulations more stringent, we could experience a longer product development cycle for our product candidates and may even have to abandon projects related to certain crops or geographies, both of which would negatively affect our business and results of operations and could cause us to have to cease operations. Furthermore, any changes in such laws and regulations or consumer acceptance of GM crops could negatively impact our collaborators, who in turn might terminate or reduce the scope of their collaborations with us or seek to alter the financial terms of our agreements with them.

We have a history of operating losses and negative cash flow, and we may never achieve or maintain profitability.

We have a history of losses, and incurred operating losses of $21.1 million, $20.0 million and $21.9 million for the years ended December 31, 2019, 2018, and 2017, respectively. There is no assurance that our efforts in developing our product candidates will result in commercially successful products. We expect to continue to incur losses in future periods, until we begin earning revenues or royalties on the product candidates we are currently developing and any new product candidates we develop in the future, if at all. Because we will incur significant costs and expenses for these efforts before we obtain any incremental revenues from them, our losses in future periods could be significant. In addition, we may find that these efforts are more expensive than we anticipate or that they do not result in profitability in the time period we anticipate, which would further increase our losses. For example, if governments across the globe continue to implement actions that limit movement and activity, as a result of the COVID-19 pandemic or otherwise, we could face increased costs in order to meet our product development timeline. If we are unable to adequately control the costs associated with operating our business, including our costs of development and sales, we may deplete our cash resources and may be unable to continue to finance our business from our existing cash resources, and, our business, financial condition, operating results and prospects will suffer. For more information concerning our cash resources, please see “Liquidity and Capital Resources” in Item 5.B below.

The licenses we grant to our collaborators to use our discoveries are in most cases exclusive with respect to a specified discovery, product type or market area. This may limit our opportunities to enter into additional licensing or other arrangements with respect to such discoveries, product types or market areas.

Most of the licenses we grant our collaborators to our product candidates or to use specific discoveries we have made are exclusive in the area of the license. That means that once these discoveries are licensed to a collaborator, we are generally prohibited from licensing those discoveries to any third party for use in such area. The limitations imposed by these exclusive licenses could prevent us from expanding our business and increasing our exposure to new licensees, both of which could adversely affect our business and results of operations.

We may be required to pay substantial damages as a result of uninsured product liability claims.

Once products integrating our discoveries and product candidates reach commercialization, if ever, product liability claims will be a commercial risk for our business, particularly as some of the products that we develop can be harmful to humans or the environment. Courts have levied substantial damages in the United States and elsewhere against a number of companies in the agriculture and human health industries in past years based upon claims for injuries allegedly caused by the use of their products. Product liability claims against us or our collaborators selling products that contain our product candidates or allegations of product liability relating to products containing our discoveries could damage our reputation, harm our relationships with our collaborators, and materially and adversely affect our business, results of operations, financial condition and prospects. We currently do not have product liability insurance coverage. Any such insurance we may obtain in the future may be expensive and may not cover our potential liability in full. Furthermore, while our collaboration agreements typically require that our collaborators indemnify us for the cost of product liability claims brought against us, such indemnification provisions may not always be enforced, and we may receive no indemnification if our own misconduct led to the claims.

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

Lavie Bio’s research and development facility in the U.S., our contracts with foreign businesses and any other current or future operations outside of Israel expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

Lavie Bio’s research and development facility in St. Louis, Missouri may expose us to some of such operational risks, including:

◾	fluctuations in foreign currency exchange rates;

◾	potentially adverse tax consequences;

◾	difficulties in staffing and managing foreign operations;

◾	hiring and retention of employees and/or consultants under foreign employment laws which are not familiar to us;

◾	laws and business practices that sometimes favor local business;

◾	compliance with foreign legislation, being subject to laws, regulations and the court systems of multiple jurisdictions; and

◾	tariffs, trade barriers and other regulatory or contractual limitations on our ability to develop (and, when applicable in the future, sell) our solutions in certain foreign markets.

Failure to manage the market and operational risks associated with international operations effectively could limit the future growth of our business and adversely affect our operating results.

Our operations are subject to various health and environmental risks associated with our use, handling and disposal of potentially toxic materials.

Our operations involve various health and environmental risks. As part of our seed traits operations, we assist in the development of GM crops by inserting new genes into the genomes of certain plants. Though we introduce these genes in order to improve plant traits, we cannot always predict the effect that these genes may have on the plant. In some cases, the genes may render the plant poisonous or toxic, or they may cause the plant to develop other dangerous characteristics that could harm the plant’s surrounding environment. Furthermore, while we comply with relevant environmental laws and regulations, there is a risk that, when testing genetically modified plants, the seeds of these plants may escape the greenhouse or field in which they are being tested and contaminate nearby fields. Poisonous or toxic plants may therefore be inadvertently introduced into the wild, or possibly enter the food production system, harming the people and animals who come in contact with them.

As part of Lavie Bio’s operations, it develops novel product candidates based on microbes in order to improve plants traits. Although microbes exist naturally in the environment, we cannot always predict the effect that microbes have on the plant and its environment. There may be cases where the microbes render the plant poisonous or toxic, or they may cause the plant to develop other dangerous characteristics that could harm the plant’s surrounding environment.

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

Laws and regulatory standards and procedures that impact our business are continuously changing. Responding to these changes and meeting existing and new requirements may be costly and burdensome. Changes in laws and regulations may occur that could:

◾	impair or eliminate our ability to research and develop our product candidates, including validating our product candidates through field or clinical trials;

◾
increase our compliance and other costs of doing business through increases in the cost to patent or otherwise protect our intellectual property or increases in the cost to our collaborators to obtain the necessary regulatory approvals to commercialize and market the product candidates we develop with them;

◾	require significant product redesign or systems redevelopment;

◾	render our product candidates less profitable, obsolete or less attractive compared to competing products;

◾	affect our collaborators’ willingness to do business with us;

◾	reduce the amount of revenues we receive from our collaborators through milestone payments or royalties; and

◾	discourage our collaborators from offering, and consumers from purchasing, products that incorporate our discoveries.

Any of these events could have a material adverse effect on our business, results of operations and financial condition. For example, legislators and regulators have increased their focus on plant biotechnology in recent years, with particular attention paid to GM crops as well as on ag-chemicals.

While none of our product candidates are currently available for sale, other than Casterra’s castor seeds, our future growth relies on our ability and the ability of our collaborators to commercialize and market our product candidates, and any restrictions on such activities could materially and adversely impact our business and results of operations. Any changes in regulations in countries where our product candidates are used could result in our collaborators being unable or unwilling to develop, commercialize or sell products that incorporate our discoveries. In addition, we rely on patents and other forms of intellectual property protection. Legislation and jurisprudence on patent protection in the key target markets where we seek patent protection, such as the United States and the European Union, is evolving and changes in laws could affect our ability to obtain or maintain patent protection for our product candidates. Any changes to these existing laws and regulations may materially increase our costs of operation, decrease our operating revenues and disrupt our business. For more information please see ‘Government Regulation of our Operations’ and ‘Government Regulation of Product Candidates’ paragraphs under the description of each of our activity divisions and subsidiaries under “Item 4. Information on the Company—B. Business Overview.”

Risks Related to Our Intellectual Property Rights

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

While we expect our patent applications to receive approval, we cannot be certain that we will obtain such results. Despite our efforts to protect our proprietary rights, unauthorized third parties may attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop products or solutions with the same functionality as our solutions. In addition, the laws of some foreign countries provide less protection for proprietary rights than U.S. law. We face the occasional risk, moreover, that third parties may assert copyright, trademark and other intellectual property rights against us. Such claims may result in direct or indirect liability as we have contractually agreed to indemnify certain parties for any damages suffered as a result of infringement by us of any third-party intellectual property rights.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed.

We treat our proprietary computational technologies, including unpatented know-how and other proprietary information, as trade secrets. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with any third parties who have access to them, such as our consultants, independent contractors, advisors, corporate collaborators and outside scientific collaborators. We also enter into confidentiality and invention or patent assignment agreements with employees and certain consultants. Any party with whom we have executed such an agreement may breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such third party, or those to whom it communicates that technology or information, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, or if we otherwise lose protection for our trade secrets or proprietary know-how, the value of this information may be greatly reduced and our business and competitive position could be harmed.

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

On Israel’s domestic front there is currently a level of unprecedented political instability. The Israeli government has been in a transitionary phase since December of 2018, when the Israeli Parliament, or the Knesset, first resolved to dissolve itself and call for new general elections. In 2019, Israel held general elections twice – in April and September – and a third general election was held in March of 2020. The Knesset, for reasons related to this extended political transition, has failed to pass a budget for the year 2020, and certain government ministries, which may be critical to the operation of our business, are without necessary resources and may not receive sufficient funding moving forward. Given the uncertainty with respect to when the current political stalemate will be resolved, our ability to conduct our business effectively may be adversely affected.

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

Exchange rate fluctuations between the U.S. dollar and the NIS may negatively affect our financial results.

The Company’s reporting currency is U.S. dollars. In view that a substantial part of our expenses is in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our financial results. If we enter into hedging contracts in the future, we may be unsuccessful in protecting against currency exchange rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Risk.”

Interest rate fluctuations may devalue our investments and could have an adverse impact on our financial condition.

Included on our balance sheet are corporate bonds and government treasury notes denominated in New Israeli Shekels and in U.S. dollars having an aggregate value of approximately $2.1 million as of December 31, 2019. These investments expose us to the risk of interest rate fluctuations. An increase in Israeli or in U.S. interest rates could cause the fair value of these investments to decrease. As of December 31, 2019, we did not have any hedge arrangements in place to protect our exposure to interest rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Risk.”

We have received Israeli government grants for certain of our research and development activities. The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies supported by such grants outside of Israel. In addition, in some circumstances, we may be required to pay penalties in addition to repaying the grants.

 Our research and development operations have been partly financed through certain governmental grants, which impose certain restrictions on the transfer outside of Israel of the underlying know-how and the manufacturing or manufacturing rights of the underlying products and technologies. As of December 31, 2019, we had received from Israeli National Authority for Technological Innovation, or the IIA, approximately $7.4 million (including accrued interest). We may not receive the required approvals should we wish to transfer the know-how, technology or manufacturing rights related to such government grants outside of Israel in the future or, if we receive such required approvals, they may be subject to certain conditions and payment obligations. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Government Grants.”

It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this annual report in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

We are incorporated in Israel. The majority of our directors and executive officers reside outside the United States and the majority of our assets are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by Israeli law and by our articles of association. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company has a duty to act in fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Shareholder Duties.” Since Israeli corporate law underwent extensive revisions approximately 18 years ago, the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

Provisions of Israeli law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Certain provisions of Israeli law and our articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. For example, Israeli corporate law regulates mergers and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions). Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. See Exhibit 2.1 to this annual report.

Furthermore, under the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), and the regulations, guidelines, rules, procedures and benefit tracks thereunder, collectively, the Innovation Law, to which we are subject due to our receipt of grants from the IIA, a recipient of IIA grants such as our company must report to the IIA regarding any change in the holding of any means of control of our company which transforms any non-Israeli citizen or resident into an “interested party”, as defined in the Israeli Securities Law 5728-1968, and that such non-Israeli citizen or resident shall execute an undertaking in favor of IIA, in a form prescribed by IIA.

Risks Related to Our Ordinary Shares and the Ownership and Trading of Our Ordinary Shares

The price of our ordinary shares may fluctuate significantly.

Our ordinary shares were first offered publicly in the United States after our public offering in the United States in November 2013, at a price of $14.75 per share, and our ordinary shares have subsequently traded on the NYSE (until December 2016) and on the Nasdaq (since December 2016) as high as $19.80 per share and as low as $0.91 and as of April 23, 2020 were trading at $1.11 per share.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

◾	our inability to obtain additional funding

◾
any delay in filing a regulatory submission for any of our product or product candidates and any adverse development or perceived adverse development with respect to the review of that regulatory submission by the applicable regulatory body

◾	actual or anticipated fluctuations in our results of operations;

◾	variance in our financial performance from the expectations of market analysts;

◾	announcements by us or our competitors of significant business developments, changes in relationships with our collaborators, acquisitions or expansion plans;

◾	our involvement in litigation;

◾	our sale, or the sale by our significant shareholders, of ordinary shares or other securities in the future;

◾	failure to publish research or the publishing of inaccurate or unfavorable research;

◾	market conditions in our industry and changes in estimates of the future size and growth rate of our markets;

◾	changes in key personnel;

◾	the trading volume of our ordinary shares; and

◾	general economic and market conditions, including as a result of the scope and duration of the COVID-19 pandemic.

Although our ordinary shares are listed on Nasdaq, an active trading market on Nasdaq for our ordinary shares may not be sustained. If an active market for our ordinary shares is not sustained, it may be difficult to sell ordinary shares in the U.S.

In addition, the stock markets have recently experienced extreme price and volume fluctuations, including as a result of the COVID-19 pandemic. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

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

If Nasdaq initiates delisting proceedings or delists our ordinary shares from trading on its exchange, we could face significant material adverse consequences including: reduced liquidity with respect to our ordinary shares; limited amount of news and analyst coverage for our company; reputational damage; diminished investor, supplier and employee confidence; and decreased ability to issue additional securities or obtain additional financing in the future.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares have been traded on the TASE since 2007, and are currently listed on Nasdaq. Trading in our ordinary shares on these markets will take place in different currencies (U.S. dollars on Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, trading days and public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on the TASE could cause a decrease in the trading price of our ordinary shares on Nasdaq or vice versa.

We could become subject to parallel reporting obligations in Israel and the United States, which could increase compliance costs and divert management attention.

On July 28, 2013, our shareholders approved our plan to transition solely to U.S. reporting standards under the rules and regulations of the SEC. However, should this change in the future, we may become subject to parallel reporting obligations in Israel and the United States. While similar in many respects, certain differences between Israeli and U.S. reporting schemes may impose on us disclosure obligations that are more stringent than those generally applied to foreign private issuers whose securities are listed only in the United States. In addition, a requirement to comply with the separate reporting obligations under U.S. and Israeli securities laws would require additional management attention and could burden us with additional costs.

The requirements of being a public company in the United States and Israel may strain our resources and distract our management, which could make it difficult to manage our business.

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

As a public company whose ordinary shares are listed in the United States, we will continue to incur significant accounting, legal and other expenses, including costs associated with our reporting requirements under the Exchange Act. We also incur additional costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, rules implemented by the SEC and the Nasdaq, and provisions of Israeli corporate and securities laws applicable to public companies. The Exchange Act requires that we file annual and certain other reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. These rules and regulations could continue to increase our legal and financial compliance costs, such as the cost of hiring consultants or testing compliance processes, and make some activities more time-consuming and costly. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we fail to maintain effective internal control over financial reporting, the price of our ordinary shares may be adversely affected.

Our internal control over financial reporting may have weaknesses and conditions that could require correction or remediation, the disclosure of which may have an adverse impact on the price of our ordinary shares. We are required to establish and maintain appropriate internal control over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely affect our public disclosures regarding our business, prospects, financial condition or results of operations. In addition, management’s assessment of internal control over financial reporting may identify weaknesses and conditions that need to be addressed in our internal control over financial reporting or other matters that may raise concerns for investors.  In addition, as a “non-accelerated filer,” we are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting. Decreased disclosures in our SEC filings due to our status as a “non-accelerated filer” may make it harder for investors to analyze our results of operations and financial prospects and may make our ordinary shares a less attractive investment. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting or disclosure of management’s assessment of our internal control over financial reporting may have an adverse impact on the price of our ordinary shares.

As a foreign private issuer we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

As a foreign private issuer, we are exempt from compliance with the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and certain other reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, we are permitted to disclose limited compensation information for our executive officers on an individual basis and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

As a foreign private issuer, we have elected to follow home country corporate governance practices instead of certain Nasdaq corporate governance requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer whose shares are listed on the Nasdaq Global Market, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers listed on Nasdaq. We currently follow Israeli home country practices, rather than the requirements under the Nasdaq corporate governance rules, with regard to the (i) quorum requirement for shareholder meetings, (ii) executive sessions for independent directors and non-management directors and (iii) the requirements to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). See “Item 16G. Corporate Governance.” Furthermore, we may in the future elect to follow Israeli home country practices with regard to other matters such as the requirement to have a majority independent board of directors, have a compensation committee and have a nominating committee. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on Nasdaq may provide less protection than is accorded to investors of domestic issuers. For further discussion, see “Item 16G. Corporate Governance.”

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

We believe we were a passive foreign investment company, PFIC, for U.S. federal income tax purposes in 2019, and there is significant risk we will be a PFIC in 2020 as well. U.S. shareholders who held our ordinary shares at any time during a taxable year in which we are a PFIC may suffer adverse tax consequences.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for United States federal income tax purposes. According to these rules, a publicly traded non-U.S. corporation may treat the aggregate fair market value of its assets as being equal to the sum of the aggregate value of its outstanding shares, or Market Capitalization, and the total amount of its liabilities. We intend to take the position that the excess of our Market Capitalization plus liabilities over the book value of all of our assets may generally be treated as attributable to non-passive assets. Based on the book value of our assets and liabilities and our Market Capitalization in 2019, we believe that we met the PFIC asset test described above for 2019 and, as a result, we were classified as a PFIC in 2019. Furthermore, because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because our Market Capitalization is currently below the level necessary to avoid PFIC status for 2020, there is substantial risk we will be classified as a PFIC for the 2020 taxable year as well. However, because PFIC status is determined after the close of each taxable year, we will not be able to determine whether we will be a PFIC for the 2020 taxable year or for any future taxable year until after the close of such year.

U.S. shareholders who held our ordinary shares at any time in 2019 or during any other taxable year in which we are a PFIC may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections may be available that would alleviate some of the adverse consequences of PFIC status and result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

ITEM 4.	INFORMATION ON THE COMPANY

A.          History and Development of the Company

Our History

We are a leading biotechnology company aiming to revolutionize the development of novel products for life-science based industries, including human health, agriculture, and industrial applications, by utilizing cutting edge computational biology technologies.

Our company was founded on October 10, 1999 as Agro Leads Ltd., a division of Compugen Ltd. In 2002, our company was spun-off as an independent corporation under the laws of the State of Israel, and changed its name to Evogene Ltd. In 2018 and early 2019, we reorganized certain of our divisions into wholly-owned subsidiaries of the Company, as described elsewhere in this annual report. In addition, in April 2019 we established a new subsidiary, Canonic Ltd., or Canonic, for developing next generation medical cannabis products.

Our shares have been listed for trading on the TASE since 2007, and were listed for trading on the NYSE commencing with our U.S. initial public offering in November 2013, until December 2016, when we transferred the listing to Nasdaq.

We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-283872-3. Our purpose as set forth in our articles of association is to engage in any lawful business. Our principal executive offices are located at 13 Gad Feinstein Street, Park Rehovot, Rehovot P.O.B 4173 Ness Ziona, 7414002, Israel, and our telephone number is +972-8-931-1900.

Our authorized representative in the United States and agent for service of process in the United States, Puglisi & Associates, is located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.

The SEC maintains an internet site, http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our internet address is www.evogene.com. Neither such internet addresses is a part of this annual report.

Principal Capital Expenditures

Our capital expenditures for fiscal years 2019, 2018 and 2017 amounted to $0.9 million, $0.4 million and $0.6 million, respectively. Our capital expenditures during those years consisted of investments in property, plant and equipment. We anticipate our capital expenditures in fiscal year 2020 to include payments for maintenance and improvements of our facilities in Israel in order to support our activities, which we anticipate we will finance with our currently available cash.

B.          Business Overview

Overview

 We are a leading biotechnology company aiming to revolutionize the development of novel products for life-science based industries, including human health, agriculture, and industrial applications, by utilizing cutting edge computational biology technologies. To achieve this mission, we established our unique Computational Predictive Biology, or CPB, platform, leveraging the revolutions in big data and artificial intelligence and incorporating a deep understanding of biology. Our CPB platform aims to disrupt conventional life-science product development methodology, currently challenged by inefficiencies, by computationally designing the most relevant core components for life-science products such as microbes, small molecules and genes.

Business Model

To capture the value of the diverse applicability of our computational platform, our business model consists of two main pathways, both based primarily on the utilization of the CPB Platform: (i) The establishment of market-focused subsidiaries to develop and commercialize product pipelines, meeting unmet needs in selected industries, and (ii) in certain other cases, engaging directly with strategic partners for the development of specific products.

Each of the subsidiaries we established under the first pathway is an independently managed company, fully supported by the capabilities and corporate management of Evogene Ltd.  Evogene provides each of the subsidiaries with initial funding as well as a long-term exclusive right to use the CPB platform in order to develop products in a defined field of activity, and, at least initially certain corporate functions. Under this pathway, Evogene expects its income to include: (i) ongoing license and research fees from its subsidiaries and (ii) income based on our equity holdings in its subsidiaries, namely dividends and revenues from sales of equity.

In addition, pursuant to the second pathway of the business model, Evogene intends to collaborate directly with strategic partners for the development of products, as we have done over the past years in our ag-seeds activity. Under this pathway, Evogene expects its income to include: (i) on-going license and research fees from its partners and (ii) success-based payments, including milestone payments and revenue sharing.

Currently, we apply our technology and approach for the development of products based on microbes, small molecules and genes in three general industries:

(i)	Agriculture, focusing on the following target markets:
a.	Agriculture biologicals, via our subsidiary Lavie Bio Ltd. or Lavie Bio,
b.	Agro chemicals, via our subsidiary AgPlenus Ltd., or AgPlenus, and
c.	Seed traits, via our Ag-Seeds division;

(ii)	Human health, focusing on the following target markets:
a.	Human microbiome-based therapeutics, via our subsidiary Biomica Ltd., or Biomica, and
b.	Medical cannabis products, via our subsidiary Canonic Ltd., or Canonic; and

(iii)	Life-science based industrial applications, currently focusing on castor seed varieties and agro-technical capabilities, through our subsidiary Casterra Ag Ltd. (formerly Evofuel Ltd.), or Casterra.

Each subsidiary pursues its individual mission, focusing on the following objectives: (i) advancing its product development and pipeline, (ii) establishing its “go-to-market”, and (iii) securing additional financial resources, if and when required.

We continuously evaluate new substantial industries with well-recognized development road-blocks for which we can leverage our capabilities and assets for the development of next-generation products. We select the most suitable markets to focus on, based on a number of criteria, including: (i) market size; (ii) a well-recognized, unmet need for next-generation products; (iii) an understanding of the scientific or technical road-blocks that prevent others from developing next-generation products; and, most importantly; and (iv) the expectation that our CPB platform and unique approach provide a significant competitive advantage in addressing these roadblocks.

Except for initial seed sales under our Casterra activity, our activities are still in the development stages and no products have been commercialized based on our discoveries. Our revenues consist primarily of research and development payments under our strategic collaborations in the field of seed traits and ag-chemical products. A breakdown of our revenues by business activity and geographic markets for each of the last three financial years is provided in “Item 5. Operating and Financial Review and Prospects—Key Measures of Our Performance—Revenues.” In the future, we expect that we and our subsidiaries will receive, milestone payments and royalty revenues under such collaborations, as well as revenues from the sale of end-products or commercialization of product candidates.

In 2020, through our subsidiaries, we expect to continue to develop our product pipelines and initiate new collaborations with an increased focus on strategic relationships for joint product development. We also expect to continue to evolve our organization, and to continue to examine new areas in which additional value can be created in a relatively short time.

The precautionary measures undertaken by many governmental authorities worldwide, including in Israel and the U.S., in order to limit the spread of the ongoing Coronavirus outbreak, and its negative impact on economies and financial markets worldwide, may affect the implementation of our business plan and objectives by: (i) disruption of ordinary course of operations for us, our collaborators and contractors, causing operational delays, labor shortages, travel disruption and shutdowns, which could have an adverse effect on our development programs, (ii) adversely impacting our ability to maintain or extend our existing collaborations or enter into new collaborations on favorable financial terms, (iii) negatively impacting on our ability to raise additional funds for our operations, if and when needed.

The following are major occurrences and developments in the Company during 2019 and until the date of this annual report, reflecting advancement in all areas of activity:

Evogene

-	In February 2019 – we announced that Evogene’s Ag-Biologicals activities are being transferred to a new subsidiary – Lavie Bio Ltd., or Lavie Bio.

-	In April 2019 – we announced that we will develop next generation medical cannabis products through a new subsidiary, Canonic Ltd.

-
In August 2019 – Corteva AgriScience, or Corteva, invested in Lavie Bio. The investment included $10 million in equity funding and the contribution by Corteva to Lavie Bio of its shares in Taxon Biosciences, Inc., or Taxon Biosciences, in exchange for shares in Lavie Bio. Taxon Biosciences is a company focused on microbiome discovery to develop biological crop products.

Lavie Bio

-	In July 2019 – Lavie Bio announced positive 2nd-year field results in its bio-stimulant program for wheat.

-	In November 2019 – Lavie Bio announced advancement in the product development pipeline for wheat bio-stimulants.

AgPlenus

-	In March 2020 – AgPlenus announced entering a collaboration with Corteva for the development of novel herbicides.

Ag-Seeds division

-	In July 2019 – we amended our corn disease resistance research collaboration agreement with Bayer (previously with Monsanto) to include genome editing targets.

Biomica

-	In April 2019 – Biomica announced initiation of pre-clinical studies in its Immuno-Oncology Program.

-	In October 2019 – Biomica announced advancement to pre-clinical studies in its Inflammatory Bowel Disease program.

-	In October 2019 – Biomica announced a collaboration with the Weizmann Institute of Science to develop a selective treatment against antibiotic-resistant bacteria.

-	In November 2019 – Biomica reported positive preliminary results in animal studies in its Immuno-Oncology program.

-
In January 2020 – Biomica announced entering a new agreement with Biose Industrie for scale-up and GMP production of drug candidates BMC121 & BMC127 for its immuno-oncology program to support the preparation towards the anticipated first in man proof of concept clinical trials.

Canonic

-	In November 2019 - Canonic announced initiation of cultivation and breeding of cannabis varieties with unique genomic profiles for the development of medical cannabis products.

-	In January 2020 - Canonic announced an agreement with Hadassah Medical Center for pre-clinical studies to support the development of Canonic’s medical cannabis products.

Casterra (formerly Evofuel)

-
In May 2019 – our subsidiary Evofuel Ltd. was rebranded as Casterra Ltd. to better reflect its change in business focus from the alternative fuel industry to the market of castor oil for industrial uses.

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

The CPB platform aims to disrupt conventional life-science product development methodology, currently challenged by inefficiencies, by computationally designing the most relevant core components for life-science products such as microbes, small molecules and genes. The uniqueness of our computational design approach stems from our ability to successfully address multiple product attributes at the beginning of the discovery process, rather than one at a time during the development phase. This is expected to reduce both time and cost, but more importantly, increase the probability of reaching a successful product launch.

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

As of December 31, 2019, our research and development activities involve 86 employees amounting to approximately 67% of our total full-time workforce, of which 49 are employed at Evogene and 37 are employed via our subsidiaries. Our staff possesses multidisciplinary and wide-ranging expertise, with employees specializing in biology, chemistry, plant genetics, agronomics, mathematics, computer science and other related fields. 38 of our employees hold a Ph.D.

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

Proprietary Databases

To date, Evogene’s databases leverage multiple sources and types of tailored “big data” in order to support the different research and development activities across the company. Specifically, we focus on four different entities: microbial organisms, microbial genes, small molecules and plant genes. Our information databases on these different entities are rich and highly interconnected, enabling our analysis platforms to maximize their predictive power.

Our databases draw in part from the public domain (primarily from academic institutions and research publications), and in part compile increasing amounts of proprietary data, generated either in-house or received from our collaborators.

Our current database framework consists of the following:

◾	Plant and microbial gene databases – These databases are focused on the gene entity, linking available data relevant to a gene in a single assembled database.

o
Our plant gene databases cover over 16 million genes from more than 200 plant species, and account for various data types, including phenotypic data (i.e., data related to a plant’s observable characteristics, morphology, development and physiological properties) and genotypic data (i.e., data from the molecular level, derived from DNA, RNA or other sources).

o
Our microbial gene database incorporates more than 250 million microbial genes. In our pursuit to expand our databases to include novel genetic material, we established a pipeline for assembling gene models from samples containing bacterial populations, or metagenomics. Utilizing this approach, we have unveiled millions of genes, some of which have never been observed before, as well as a multitude of bacteria never previously cultured.

◾
Microbial strain database (microbial organisms) – This database comprises data on microbial strains isolated from plant and human sources. It includes several tens of thousands of microbial strains that are key to plant and human life cycles.

◾
Chemical database (small molecules) – This database is structured as molecule-centric, covering broad chemical collections and derived from publicly available sources of synthetic and natural chemistry. This database currently comprises over 400 million chemicals, integrating multiple layers of data describing the chemicals' properties.

Computational Analysis Platforms

We have developed advanced proprietary computational analysis platforms, comprised of novel algorithms and methodologies designed to handle immense amounts of data. Our computational analysis platforms are designed to deliver innovative solutions to key bottlenecks in the product development process. In recent years, we have increasingly focused on artificial intelligence, machine learning driven approaches to provide effective predictions for key questions. As our predictions undergo validation via dedicated validation systems, this allows us to continuously improve our predictions by feeding back these results into our systems.

Currently, we operate and develop the following computational analysis platforms, for the prediction of genetic elements (ATHLETE, GEDAI, BiomeMiner and PointTar), small molecules (PointHit and PointLead) and microbes (MicrobeMiner and PRISM):

Genetic elements:

ATHLETE

The ATHLETE computational analysis platform that is our central computational analysis platform for plant gene identification is comprised of unique algorithmic tools and novel data-mining concepts that allow generation of rapid and reliable lists of genes relevant to a target trait.

GEDAI

GEDAI is our central computational analysis platform for plant gene editing. It is comprised of deep learning-based analysis (artificial intelligence) and a novel approach that allows predicting the desired editing in regulatory elements to be implemented in order to achieve a desired pattern of expression.

BiomeMiner

BiomeMiner is a computational analysis platform for identifying microbial insecticidal toxins, i.e. microbial genes that can be specifically toxic to insects that lead to substantial crop damage. This unique computational technology platform consists of a newly developed vast proprietary microbial-based gene centric database, the underlying data assembly pipelines, as well as a dedicated analysis platform, BiomeMiner. The BiomeMiner platform utilizes advanced machine learning methods in order to identify toxins with novel modes of action in order to overcome the rising resistance to current products’ modes of action.

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

Small molecules:

PointHit

PointHit, is a computational analysis platform for identifying chemical molecules that are predicted to be potential inhibiting chemicals. This analysis platform leverages biological rationale, discovering chemical molecules by optimizing among three key considerations: (i) predicted binding to molecular targets, (ii) compliance with product desired attributes such as low cost of production, low toxicity and others, and (iii) mainly for ag-applications – potential for activity, namely probability to be absorbed by the plant and transported within the plant to reach a specific molecular target within it. Overall, relying on “big data” computational approaches, the PointHit platform is capable of prioritizing tens of millions of chemicals to a selected library of candidate hits.

PointLead

PointLead is a computational platform that supports the Hit-to-Lead phase in the development of ag-chemical products, as described under “—Fields of Activity—Agriculture—AgPlenus—Product—Development Programs—Product Development Cycle.”  The platform includes computational tools addressing various challenges common to the drug and herbicide development processes, such as toxicity, efficacy, metabolic stability, resistance and others. In addition, PointLead includes a computational molecule generator that suggests compounds for synthesis based on an initial hit, thus assisting the chemist to think “outside the box”. This tool is combined with machine-learning models for focusing on the most relevant molecules as well as a proprietary tool for innovative analog search within Evogene’s database of synthetically feasible small molecules.

Microbes:

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

Screening and validation systems

Our screening and validation systems support two key aspects of our unique research and development approach: (i) generating data sets to enable development of tailored computational modules and their prediction performance evaluation; and (ii) screening, validating and characterizing selected product candidates by the division’s/subsidiary’s scientific teams.

Our experimental technologies include bioassays as well as screening and validation pipelines (set of bioassays organized in a cascade of tests). They relate to diverse scientific fields including plant tissue culture, plant pathology greenhouse and field activities, molecular biology, microbiology, organic chemistry and insect biology.

Market Segments

Agriculture

Ag-Business Market

Background

The global population is projected to reach 10 billion inhabitants by 2050, which is expected to lead to a necessary 50% expansion in food, feed and biofuel production1. Moreover, changing diets in BRIC countries (Brazil, Russia, India and China) to more protein and dairy heavy diets, are leading to a rising need for grain for animal feed. On the supply side, 17% of harvest is lost to climate change, while 12 million hectares of agricultural land is lost, annually. This results in the need to increase in food production by increasing yields and cropping intensity as there is limited arable land left to expand planting.2

In light of historical and current needs to improve crop productivity, technological inventions have been incorporated into agriculture since the dawn of humanity. The most advanced and recent technological tool available is biotechnology, which aims to enhance crop performance and productivity. During the last decade, the biological world has witnessed a dramatic increase in the availability of data, which is used to drive agricultural product innovation. This increase in the availability of biological and chemical data has primarily been a result of the introduction of new technologies that facilitate the rapid generation of quality data at a significantly lower cost. As a result, the key opportunity, and challenge, for enhancing crop productivity has shifted from the generation of quality data to data integration and the analysis of large volumes of data.

Lavie Bio Ltd.

Overview

In 2015, we initiated our activity for developing ag-biological products as a division within Evogene and early in 2019 it was organized under Lavie-Bio Ltd., a separate company that is wholly owned by Evogene. Lavie Bio aims to improve food quality, sustainability and agricultural productivity through the introduction of microbiome-based ag-biologicals. Ag-biologicals are externally-applied products from biological sources, such as microbial (micro-organisms) and naturally derived biochemistries, designed to improve crop productivity. A sub-segment within the microbial biologicals is the “microbiome”, the microbial population living close or within the plant or other organisms, such as pests, which is a promising source for novel ag-biologicals.

Lavie Bio is focused on developing two main types of products: (i) bio-stimulants, which are ag-biologicals for crop enhancement, directly impacting crop yield or abiotic stress tolerance and (ii) bio-pesticides, which are ag-biologicals for crop protection, addressing biotic stresses such as insects, diseases and weeds.

Investment by Corteva

In August 2019, we announced that Corteva Agriscience had invested in Lavie Bio. The transaction included the exchange of all shares of Corteva’s wholly owned subsidiary Taxon Biosciences along with a US$10 million equity investment by Corteva in Lavie Bio in consideration of approximately 28% of Lavie Bio’s equity. The assets of Taxon Biosciences include, among others, a large microbial collection and product candidate pipeline, which are integrated into Lavie Bio’s pipeline.

Corteva and Lavie prioritized certain product programs to be executed by Lavie Bio, and Lavie Bio committed to allocate a certain part of its research and development budget to these programs. In addition, Corteva’s investment in Lavie Bio was accompanied by the provision to Corteva of certain rights to obtain in the future commercial licenses to Lavie Bio’s candidate products, mainly in corn and soy.

1 Source: FAO 2017, The Future of Food and Agriculture
2 Source: Piper Jaffray, Industry Note August 27, 2013, Agriculture

Market

The market for ag-biological products was estimated at $7.0 billion in 20193 and is a growing segment in the approximately $250 billion agricultural input market which includes the seed, crop protection and fertilizers segments. The sales of ag-biological products significantly grew in past years, expanding from a market size of $3.2 billion in 2015 to its current size following a shift in growers and consumer preferences to more sustainable and healthier practices, while driving agriculture productivity. According to market estimates, this market is forecasted to reach sales of $13.4 billion in 20243, anticipated to be driven by improvement of the product attributes of ag-biologicals, such as efficacy, stability and commercial viability.

Companies in this market can be generally divided into three groups: (i) major seed and ag-chemical companies, such as BASF, Bayer, ChemChina and Corteva others, with internal research and development units dedicated to development of ag-biological products, (ii) small to mid-size biotech companies specializing in ag-biologicals with their own product development programs, and (iii) academic and agricultural research institutions that pursue research activities in the field, typically focusing on early stage activities.

Business Model

Lavie Bio has defined two main models for market access, upon commercialization:

(i)
Direct market access – in fragmented markets we expect to complete product development independently and then establish a tailored market access strategy per specific product and territory (such as certain fruits and vegetables), and

(ii)
Indirect market access – in markets in which Lavie Bio identifies strategic partners that can drive its go-to-market, it will aim to gain market access through collaborations with such partners, either through co-development or through royalty-bearing commercialization agreements.

To date, Lavie Bio has not commenced commercialization and has not yet generated any revenues. In the longer term, as its product candidates advance through development and to the extent that they are commercialized, Lavie Bio expects revenues from direct sales as well as milestone payments and royalty payments from products developed and commercialized indirectly through partners. Lavie Bio expects its first product launch, of a spring wheat bio-stimulant product, by 2022.

Product Development Programs

Scientific Approach

Lavie Bio's approach is focused on 'Biology Driven Design' for the discovery, optimization and development of effective, stable and cost-effective microbial-based ag-biologicals. Lavie Bio’s approach is based on converging the plant, microbial and environmental factors to decode their complex interactions in order to enable the amplification of the positive, elimination of the negative and retrieval of lost interactions within the biological system.

Lavie Bio’s technological platform includes end-to-end capabilities for product discovery, optimization and development. This approach harnesses the power of genomics, employing a combination of computational and biological assets including a broadly diverse microbial collection, a proprietary validation platform and formulation and fermentation technologies. The computational aspects of Lavie Bio’s platform are empowered by Evogene’s CPB platform and by the Taxon Biosciences technology platform, acquired in August 2019, as part of the Corteva investment in Lavie Bio.

Product Development Cycle

We estimate that developing an ag-biological product based on microbial sources takes, on average, between six to eight years. The length of the process may vary depending on several factors, such as product type, target market and applicable regulatory or registration regime, type of application, type of natural source serving as active ingredient, as well as number of active ingredients within the final products, which impacts the development activities required to reach a commercially viable product.

3 According to industry publications.

The development process for microbial-based ag-biologicals is divided into four steps, or phases, which generally include discovery, pre-development, development, pre-commercialization, and ending with registration approval and commercial launch. As this is a relatively young industry, the process is not yet well established and standardized and the below outline was structured based on our experience and estimations.

◾
Discovery: The identification of a candidate microbial strain, or microbial strain teams, having the potential to improve the target trait. A collection of selected microbial candidates is typically tested on the crop(s) of choice in greenhouse screens or limited field experiments for various efficacy, stability and commercial viability criteria. Candidates that meet the testing criteria are referred to as “Hits”. Discovery phase typically lasts approximately 12-18 months.

◾
Pre-development: Promising Hits are advanced to pre-development phase, in order to further assess and optimize performance criteria such as shelf life, efficacy and stability. Successfully performing microbial candidates are referred to as “Advanced Hits”. This stage typically lasts approximately 12-18 months.

◾
Development: This phase is usually divided into Development Stage 1, resulting with a “Lead”, and Development Stage 2, resulting with a “Pre-Product”. In this phase, the fermentation and formulation procedures are further optimized to allow for further testing and validation of efficacy and stability in the field as well as for commercial scale production, addressing cost of good targets and compatibility with other agricultural inputs. Based on industry benchmarks and our estimates, this stage typically lasts approximately 24 months.

◾
Pre-commercialization: In this phase, extensive field tests are undertaken to demonstrate the effectiveness of product candidates in enhancing the target trait, including production of data to support product positioning. Additional activities towards launch are performed, including packaging development, upscale manufacturing protocol, registration and regulation. Based on industry benchmarks and our estimates, in the U.S. we expect this stage to last approximately 24 months for bio-stimulants and 36-48 months for bio-pesticides due to longer regulation processes.

Product Development Pipeline

The following table sets forth Lavie Bio’s main product development programs:

Program	Ag-biological product	Crop/Target	Development phase (1)
1	Bio-stimulants – Yield & abiotic stress tolerance (2)	Corn	Pre-Development
2	Bio-stimulants – Yield & abiotic stress tolerance	Wheat	Development stage 2
3	Bio-pesticides – Seedling disease resistance	Row crops, seed treatment	Pre-development
4	Bio-pesticides – Mildew and fruit rots resistance	Row and specialty Crop, foliar application	Development stage 1
5	Bio insecticides – Western corn rootworm	Corn, soil and foliar	Pre-development

(1) Please see “—Product Development Cycle” for a description of the product development cycle of ag-biological products.

(2) Part of our bio-stimulants program for yield and abiotic stress tolerance in Corn is conducted in collaboration with Corteva (originally with ‘DuPont-Pioneer’), pursuant to a multiyear collaboration initiated in 2017. For more information on such collaboration, see “—Key Collaborations—Corteva.”

In respect to its Bio-stimulants for Wheat program, in November 2019, Lavie Bio announced that it had advanced its leading product candidate LAV211 into development stage 2, having exhibited consistent positive results across commercial varieties in target locations, with advanced product formulation for extended shelf life. Overall, the fields treated with LAV211 showed significant yield improvement compared with controls and industry benchmarks with a ‘win rate’ in over 75% of the locations.

Key Collaboration

Corteva (originally with DuPont-Pioneer)

In July 2017, Evogene entered into a multiyear collaboration with DuPont Pioneer (now Corteva, following the merger of Dow Chemicals and DuPont in September 2017 and the establishment of Corteva as the agriculture division of the merged DowDuPont entity), for the research and development of novel microbial bio-stimulant seed treatments for the improvement of corn productivity globally. Under the agreement, Lavie Bio is entitled to milestone payments for advancement of candidate strains, and royalties from products sales. This collaboration helped in establishing the relationship with Corteva, which matured into Corteva’s investment in Lavie Bio.

Intellectual Property

Lavie Bio files for patents to cover the use of microbial strains, or strain teams, that are the core active ingredients of the products we develop. Other innovative and proprietary technologies that we develop (such as computational predictive and design technologies), are typically protected as ‘trade secrets’.

Raw Materials

We do not significantly rely upon any sources of raw materials for our operations.

Seasonality

As field trials are highly dependent on crop seasonality and the time windows for conducting such trials are rigid, Lavie Bio's research and development activities are dependent on crop seasonality. Although Lavie Bio currently does not have any commercialized products, our expectation is that in the future, sales cycles of the products Lavie Bio develops will be dependent on crop seasonality.

Government Regulation of our Operations and of Product Candidates

In general, the regulatory landscape in the evolving field of ag-biological products is still developing. As a result, it may face additional changes in the next few years. Complexity of regulatory processes varies between bio-stimulants and bio-pesticides and between regulatory organizations.

In the U.S., the key focus market for the ag-biological products Lavie Bio is currently developing, the Animal and Plant Health Inspection Service within the Department of Agriculture, or USDA APHIS, is responsible for importation and field release permits for ag-biological products, and the U.S. Environmental Protection Agency, or EPA, is in charge of the registration of plant protection products. Most U.S. states also require certain registration processes for such products, which vary among states. Both U.S. and European regulators are in the process of establishing a more defined regulation process for bio-stimulants. Under current EPA guidance, bio-stimulants are regarded as plant inoculants, which currently does not require any regulatory action at the federal level, but requires registration at the state level. Bio-pesticides require registration at both federal and the state level.

In the European Union, bio-stimulants are currently regulated as fertilizers, and bio-pesticides are regulated and registered as plant protection products.

AgPlenus Ltd.

Overview

In 2015, we initiated our activity for developing ag-chemical products as a division within Evogene and in 2018, we announced that it had been organized under AgPlenus Ltd., a separate company, wholly owned by Evogene. AgPlenus aims to design effective and sustainable crop protection products (crop protection refers to the science and practice of managing risks of weed, plant diseases, and insects that damage agricultural crops and forestry) by leveraging predictive biology. AgPlenus’ activities focus on herbicides, with a strong focus on novel modes-of-action, or MoAs, and on insecticides, focusing on new sites-of-action, or SoAs. AgPlenus is also active in fungicides and crop enhancers.

Market

According to industry publications, the ag-chemicals market was estimated at approximately $57.5 billion in 2018, out of which approximately 42%, 28% and 27% were attributable to herbicides, insecticides and fungicides, respectively, and is expected to grow to over $70 billion by 2022. Lack of available solutions for pest control and increasing resistance to existing crop protection solutions lead to a pressing need for novel crop protection products. However, due to current technological limitations and increasing regulatory requirements, the development of crop protection products is lengthy, complicated and expensive.

Competition

The ag-chemical market, as described above, can be classified into four key groups of companies: (i) leading innovative players – multi-billion dollar companies (such as Bayer, Syngenta and Corteva) that invest substantial resources in the discovery and development of novel molecules for crop protection, (ii) small innovative players – companies with revenues in the range of tens to hundreds of millions of dollars, developing innovative molecules. These are mainly Japanese companies which are mostly focused on the Japanese market. Such players are investing resources in the development of novel crop protection molecules, (iii) small to mid-size biotech companies – companies that undertake new approaches to research and development of novel molecules for crop protection, and (iv) Academic and agricultural research institutions that grant licenses to third parties to use their ag-chemical discoveries.

Business Model

AgPlenus’ business model is based on three commercialization avenues: (i) reach high-value, revenue-sharing deals based on its internal product development pipeline, (ii) sales of product candidates that have reached the 'Pre-Development' stage (described below under —Product Development Cycle); and (iii) in parallel, early stage collaborations providing a tailored product offering per partner and market.

High value revenue sharing deals – based on AgPlenus’ internal pipeline of novel MoA herbicides and new SoA insecticides.

Sale of Product candidates that have reached the ‘Pre-Development’ stage – when product candidates advance to what is referred to in the industry as a ‘Lead’ or ‘Optimized Lead’, these product candidates gain significant commercialization value.

Early collaborations – AgPlenus aims to enter such collaborations in order to build long-term relationships in the industry and to mitigate the risk associated with building an independent pipeline.

Currently, AgPlenus’ revenues are derived from research and development payments under early collaborations. In the longer term we expect that: (i) as AgPlenus’ product candidates advance through development in our partner’s pipelines, and to the extent that they are commercialized by its collaboration partners, revenues will include milestone payments and royalty payments, or to the extent that they are sold, revenues may include significant one-time payments; and (ii) as its internal pipeline product candidates further advance, AgPlenus will be able to reach higher value revenue-sharing deals.

Product Development Programs

Scientific Approach

AgPlenus' approach is based on the disruption of the traditional methods of ag-chemical discovery and optimization by implementing a target-based approach for identifying and developing novel herbicides and insecticides with new MoAs or SoAs to address the growing resistance of weeds and insects to existing products. AgPlenus utilizes Evogene’s CPB platform’s capabilities, namely the expertise in plant and insect genomics, as well as advanced technologies and know-how, to drive chemical discovery with the target of ultimately developing new herbicides and insecticides that display new MoAs or SoAs.

AgPlenus' approach begins with the computational identification of protein ‘targets’, which are proteins that are essential to the function of performance of the relevant weed or insect. Following the identification and validation of such targets, we identify candidate Hits, which are chemical compounds that potentially inhibit these targets. We screen candidate hits to identify those displaying effect on weeds or insects of focus. Hits displaying confirmed activity in the initial validation screens enter the Hit-to-Lead process, which includes computational optimization and additional, more advanced, validation experiments. In addition, these capabilities are also used independently of each other to discover new Hits for known targets, optimize an existing Hit-to-Lead and optimize a commercial molecule.

Product Development Cycle

The product development cycle for the development of ag-chemical products is generally comprised of several stages, described as follows:

Discovery stage

◾	Identification of Targets – Identification and validation of vital targets or proteins that when inhibited (for instance by a chemical), lead to plant or insect death.

◾
Identification of Hits – Screening of chemical compounds for the identification of candidate Hits that potentially inhibit identified vital targets and are capable of achieving the desired impact on the plants or insects of interest. The development process includes in-silico as well as biological screening and validation activities.

◾
Hit-to-Lead process – Hits displaying confirmed activity in the initial validation screens will enter the Hit-to-Lead process, including several optimization cycles, each constructed of compound design (in our case focusing on computational optimization), synthesis of compounds and validation experiments. This stage ends with a Lead compound.

◾	Lead – A lead is a validated hit that has confirmed activity in advanced validation screens proving commercial level efficacy.

Pre-development stage

◾	In this stage different types of regulatory experiments are conducted, and the chemistry may be further modified to address specific challenges. This stage ends with an Optimized Lead compound.

Development, Regulation & Registration

◾
In the final development phases, new chemical products are registered with the proper regulatory authorities and then launched for commercialization. According to publications of key industry players, such development processes are likely to last 5-8 years. We expect that these last stages of development will be conducted by our current and future collaboration partners or by our customers.

Product Development Pipeline

(i)	internal product development pipeline

Program	Product	Target Organism / Crop	Stage
1	Non-selective & selective herbicides (novel MoAs)	Key crops	Discovery – Hit-to-Lead process
2	Broad spectrum insecticides (novel SoAs/MoAs)	Lepidoptera, Coleoptera and Hemiptera	Discovery– Identification of Hits

(ii)	Product development under collaborations:

Program	Product	Target Organism / Crop	Collaborator	Stage
1	Non-selective & selective herbicides	Key crops	BASF	Undisclosed
2	Non-selective & selective herbicides	Key crops	Corteva	Undisclosed
3	Broad spectrum insecticides	Lepidoptera, Coleoptera and Hemiptera	BASF	Undisclosed
4	Crop enhancers	Key crops	ICL	Undisclosed

Key Collaborations

BASF SE (BASF) – Herbicides

Overview

In December 2015, Evogene entered into a multi-year collaboration with BASF for the discovery and development of novel herbicides. Under the terms of the collaboration agreement, we utilize our biology-driven computational discovery approach to identify potential candidate chemicals for novel herbicides while BASF uses its proprietary advanced plant platform to screen the candidate chemicals in order to experimentally validate their biological effects on weeds. Successful candidates from this collaboration will be further developed by BASF. Following the establishment of AgPlenus, the collaboration was assigned from Evogene to AgPlenus.

License & Consideration

Pursuant to the agreement, BASF obtains a worldwide, royalty-bearing, exclusive license to use and modify chemical compounds that we identify under the collaboration to develop and commercialize weed control products containing such compounds. Under the terms of the agreement, AgPlenus is entitled to milestone payments upon achievement of certain development milestones as well as royalty payments from sales of products developed under the collaboration.

BASF SE (BASF) – Insecticides

Overview

In May 2018, Evogene announced that we entered into a two-year collaboration with BASF for the development of novel insecticides based on new binding areas (SoAs). Following the establishment of AgPlenus, the collaboration was assigned from Evogene to AgPlenus. Under the terms of the agreement, in the initial phase of the collaboration, we utilized our biology-driven computational methods to identify potential novel compounds that act on new proteins binding sites. Compounds we discover enter BASF’s proprietary insecticides discovery platform for efficacy screening and testing and to validate the chemistry’s ability to modulate the respective target proteins.

License & Consideration

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

Corteva – Herbicides

Overview

In March 2020, AgPlenus entered into a multi-year collaboration with Corteva for the discovery and development of novel herbicides. Under the terms of the collaboration agreement, AgPlenus and Corteva will work together to optimize herbicide product candidates originating from AgPlenus’ pipeline. Successful candidates from this collaboration are expected to be further developed by Corteva.

License & Consideration

Pursuant to the agreement, Corteva obtained a worldwide, royalty-bearing, exclusive license to use and modify chemical compounds identified under the collaboration to develop and commercialize weed control products containing such compounds. Under the terms of the agreement, AgPlenus is entitled to research and development payments, milestone payments upon achievement of certain development milestones as well as royalty payments from sales of products developed under the collaboration.

Intellectual Property

AgPlenus expects to file patent applications with respect to its discoveries, either alone or together with its collaborators, in later stages of maturity of its product candidates. AgPlenus’ ongoing operations take into consideration various aspects of such future filings, and our filing policy follows industry standards with respect to the preferred timing for filing.

Government Regulation of our Operations

AgPlenus' activities are performed at labs in Israel and are regulated by the provisions of several Israeli governmental agencies. Violation of these regulations may expose us to criminal or civil actions and may impose liability on us.

Government Regulation of Product Candidates

Regulatory approvals are required prior to the commercialization and importation of ag-chemical products in most countries. Most of the key target markets where AgPlenus anticipates its collaborators to sell products containing its compounds, including the U.S., the European Union, Brazil and Argentina, will require such regulatory approvals prior to the commercialization of such products. Pursuant to AgPlenus’ collaboration agreements, its collaborators are responsible for product regulation.

Among other regulatory requirements, our collaborators may need to test new active ingredients for assessment of potential effects on mammals. These include tests on acute toxicity, carcinogenicity, mutagenicity and reproduction. The results of these tests may impact the chemistry and formulation development stages.

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

Raw Materials

AgPlenus does not significantly rely upon any sources of raw materials for its operations.

Seasonality

At this stage of development, AgPlenus’ business in general, and revenues in particular, are not subject to variations based on seasonality. In more advanced stages of product development its activities are expected to include field trials, which are highly dependent on crop seasonality. Although AgPlenus currently does not have any commercialized products, its expectation is that, in the future, sales cycle of the products it develops will be dependent on crop seasonality.

Ag-Seeds Division

Overview

Initiated in 2004, our seed traits activity is focused on the development of products improving seed traits that have a direct impact on crop productivity through the use of GM (genetically modified) and non-GM approaches. We mainly target key commercial crops such as corn, soy, wheat, rice and cotton.

The activities of this division are divided into three categories: (i) yield & abiotic stress tolerance – increase crop performance and productivity by enhancing yield, tolerance to abiotic stresses such as drought, heat and salinity and fertilizer use efficiency; (ii) disease resistance – increase crop resistance to diseases such as fungi and nematodes; and (iii) insect control – increase crop tolerance to pests.

In general, we utilize several biotechnology approaches with the goal of improving seed traits, including: (i) genetic modification of plants, which involves the direct manipulation of a plant’s genome by inserting a gene into the plant’s DNA, (ii) genome editing technologies, enabling deletion or modification of specific genomic regions in the crop's genome without inserting foreign DNA to the plant, and (iii) advanced breeding methods, whereby plants with favorable characteristics are selectively crossed through genomic-guided breeding schemes.

Market

According to industry publications, in 2015 the seeds market size was estimated at approximately $37 billion, out of which approximately 53% was attributed to GM seeds4. The market potential for traits addressing plant insects and diseases was estimated to be between $7.5 billion to $8.5 billion, out of which the commercial value of insect control products was approximately $4.5 billion.5 We estimate that the potential value of improving non-existent commercial seed traits such as yield, drought or fertilizer utilization in the major crops of corn and soybean alone could be significant.

Business Model

In the Ag Seeds activity, we collaborate with seed companies in the development of improved seed traits. Our partners include world-leading seed companies, including Bayer and Corteva, as well as regional seed companies such as Tropical Melhoramento & Genética S/A, or TMG, and Instituto Mato-grossense do Algodão, or IMAmt. Typically, under these collaborations we perform the discovery phase, during which we discover and validate candidate trait-improving genetic elements, and subsequently our collaborators, under license from us, test and further develop these discoveries in their product development pipelines, starting Phase I, with the goal of introducing them into commercial crop seeds. For more information on the product development pipeline, please see “—Product Development Pipeline.”

In most cases, we expect to generate revenue from our collaboration agreements at two different points: first, we expect to receive milestone payments when certain specified results are achieved, such as when a product candidate containing our traits is submitted for regulatory approval; second, we expect to receive royalty payments once a commercial product containing our traits is launched into the market. Under several collaboration agreements, we also receive research and development service payments to cover the costs of our research.

In the Ag-Seeds division, we currently generate revenues from research and development payments for our activities. All of our product development programs under our Ag-Seeds activity are currently either in the Discovery or in Phase I stages. For more information on our product development programs in this field, see “—Product Development Programs.”

Product Development Programs

Scientific Approach

The division uses our expertise in plant science and genomics to improve commercial seed traits. Evogene’s proprietary CPB platform, validation techniques and other capabilities enable us to identify and optimize promising genetic elements that have the potential to improve our traits of interest in target crops.

We have accumulated substantial scientific knowledge on plant, diseases and insect mechanisms associated with yield, abiotic stress, fertilizer use efficiency, disease resistance traits and insect control traits. We maintain a large proprietary genomic data from over 200 different plant species as well as large microbial data tailored for insect and disease control. We have also established proprietary plant, disease and insect validation systems.

4 According to Industry publications.
5 According to Industry publications.

Product Development Cycle

 Developing and integrating seed traits into commercial seeds may take, based on estimations, between eight and sixteen years. The length of the process may vary depending on the technology being applied, the complexity of the trait and the type of crop involved. The development process for seed traits is divided into five discrete steps, or phases, as follows:

◾
Discovery: The identification of candidate genetic elements for enhancing specified plant traits. We usually test these elements in model systems to determine whether they will enhance the specified trait. In our experience, the Discovery phase typically lasts approximately 18-24 months. In our collaborations, we typically undertake this phase.

◾
Phase I, or “Proof of Concept”: Validated candidate genetic elements are advanced to Phase I. In this phase, they are tested in target plants through greenhouse trials, field trials, or both, for their efficacy in improving plant performance. During this phase, the genetic elements are also optimized to improve their efficacy. Phase I may be conducted by us or by our collaborators, and in our experience, may last up to six years.

◾
Phase II, or “Early Development”: In this phase, the field tests are expanded, and our collaborators evaluate the genetic elements on multiple geographical locations and varieties, to reach commercially viable success rates. By the end of this phase, a specific product candidate is being selected to advance to Phase III. We estimate Phase II to last between two to four years.

◾
Phase III, or “Advanced Development and Regulation”: Extensive field trials are performed to test the effectiveness of the selected product candidate across locations, and regulatory approvals are obtained, including potential environmental impact assessments, toxicity and allergenicity. We estimate Phase III to last between one to two years.

◾
Phase IV, or “Pre-Launch”: Involves preparation for commercial launch. The range of activities here includes preparing the seeds for commercial sales, formulation of a marketing strategy and preparation of marketing materials. We estimate Phase IV to last between one to two years.

As indicated, the estimated timeframes of phase duration and probability of success are mainly based on our experience and estimates according to available information. The total development time for a particular product may be longer or shorter than the duration presented above depending on a range of factors.

Product Development Pipeline

The following table sets forth our key product development programs in the segment of yield & abiotic stress tolerance seed traits under development with our collaborators:

Program	Crop	Technology	Collaborator	Development Phase
1	Corn	GM	Bayer	Phase I
2	(1)	Advanced breeding	A consumer goods company (1)	Development with Collaborator
__________

(1)	Crop and collaborator name not disclosed.

The following table sets forth our key product development programs in the segment of disease resistance traits, under development with our collaborators:

Program	Crop	Trait	Technology	Collaborator	Development Phase
1	Corn	Fusarium	GM & genome editing	Bayer	Undisclosed
2	Soybean	Asian Soybean Rust	GM	Corteva	Undisclosed
3	Soybean	Nematodes	Genome editing	TMG	Discovery
4	Banana	Black Sigatoka	GM	Rahan Meristem	Phase I

The following table sets forth our key product development programs in the segment of insect control traits, under development with our collaborators or as internal product development programs:

Program	Trait	Crop	Technology	Collaborator and Collaboration Phase	Phase
1	Coleoptera / Lepidoptera	Cotton	GM	IMAmt	Undisclosed
2	Lepidoptera	Corn, Soybean, Cotton	GM	Internal program	Phase I
3	Coleoptera	Corn, Cotton	GM	Internal program	Phase I
4	Hemiptera	Soybean	GM	Internal program	Phase I

Key Collaborations

Bayer (originally with Monsanto)

Background

In August 2008, we entered into a Collaboration and License Agreement with Monsanto (now Bayer, following the completion of the acquisition of Monsanto by Bayer in June 2018), which we refer to as the Monsanto Collaboration Agreement. This agreement was amended in November 2011 and again in October 2013, in both cases extending and expanding the original agreement. As part of the October 2013 amendment and restatement, we further apply our computational technologies in the field of biotic stress in corn.

Yield and abiotic stress tolerance program

Pursuant to the Monsanto Collaboration Agreement, Monsanto funded a research program under which we identified and optimized genes with the potential to improve yield and abiotic stress tolerance in corn, soybean, cotton and canola, and candidate genes have entered Phase I in Monsanto's product development pipeline. In July 2017, we announced completion of candidate gene discovery stage in this collaboration.

Biotic stress program - Fusarium

As part of the October 2013 amendment of the Monsanto Collaboration Agreement, we applied our computational technologies in the field of biotic stress to identify genes providing resistance to Fusarium, a type of fungi that is a main pathogen responsible for Stalk Rot disease in corn (a widespread, yield-reducing disease). In July 2017, we announced that we have reached an important milestone in the collaboration with the demonstration of positive Fusarium resistance results with Evogene-discovered genes. In July 2019, we announced that the collaboration is being refocused on the identification of genome editing targets for evaluation against a broad range of corn diseases.

License & Consideration

We have granted Monsanto an exclusive, royalty-bearing, worldwide license under our patents and know-how to commercially exploit and conduct research on the genes we discovered under the collaboration, in the specified crops.

Monsanto provided us with research and development payments, and undertook to provide us with development milestone payments, if and when our product candidates reach significant milestones in its product development pipeline, as well as royalty payments on any sales or other transfers of products it develops containing our licensed genes.

A Multinational Consumer Goods Company

Background

In October 2014, we entered a Collaboration Agreement with a multinational consumer goods company, focusing on improving yield in a certain field crop through non-GM methods. The agreement significantly limits the parties' freedom to disclose information on the nature of, and the parties to, the agreement. In the framework of the collaboration, we identified genes with the potential to improve the desired trait in the target crop when the expression of such genes in the plant is modified. We generated new varieties of the target crop using molecular methods, and further tested the performance of these new varieties. These activities were performed over a period of approximately four years before we delivered these varieties to our partner for further development as part of their product development pipeline.

License & Consideration

We granted the partner an exclusive worldwide license to the genes we identified and the varieties we delivered under the collaboration. The agreement provided for research and development payments, as well as milestone payments by the partner upon achievement of certain development milestones. The agreement does not provide for payment of royalties to us.

Corteva (originally with DuPont-Pioneer)

Background

In 2011, we entered a multi-year research and development collaboration with DuPont-Pionner (now Corteva, following the merger of Dow Chemicals and DuPont in September 2017), to improve resistance to Asian Soybean Rust, or ASR, a devastating fungal disease in soybean. We amended and expanded the agreement in October 2013. Pursuant to this collaboration, we identified relevant genes having the potential to improve in-plant resistance to ASR.

License & Consideration

DuPont holds a worldwide, royalty-bearing, exclusive license to develop and commercialize soybean products containing our licensed genes. Our compensation under the 2011 agreement with DuPont is in the form of milestone payments and royalty payments based on the sales of resulting products. According to the agreement, each party funds its expenses in performing its activities using its own resources and a grant from the Israel-U.S. Binational Industrial Research and Development Foundation, or BIRD. We hold a contractual option to co-invest in the development costs for greater royalty percentages downstream if a product is successfully commercialized.

Rahan Meristem

Background

In 2007, we entered into a multi-year collaboration with Rahan Meristem, or Rahan, with the target of developing banana varieties expressing tolerance to Black Sigatoka, the most damaging disease threatening commercial banana plantations. The agreement focuses on identifying and developing genes targeting this trait in bananas. Together with Rahan, we have identified candidate genes, while transformation to banana plants and further validation in infected areas is conducted by Rahan.

In 2013, we announced that, in field trials conducted by Rahan, banana crops consisting of Evogene-discovered genes demonstrated a lower infection rate than banana crops which did not contain the selected genes. In September 2017, we announced positive results in 2nd year field trials.

License and Consideration

Pursuant to the agreement, Rahan holds an exclusive license to develop and commercialize banana products containing genes identified under the collaboration. Each of Rahan and us bears its costs in performing its activities under the program, using its own resources. Under the terms of the agreement, we are entitled to royalty payments from sales by Rahan of commercial products containing genes identified under the collaboration.

TMG

Background

In December 2018, we entered into a multi-year collaboration and license agreement with TMG, a major Brazilian developer and marketer of soybean varieties, for the development of nematode-resistant soybean varieties using genome editing technologies. Under the agreement, we identify genomic elements for editing to attribute nematode resistance in soybean and perform such edits on TMG’s commercial soybean germplasm. In turn, TMG validates the efficacy of the edited soybean varieties in greenhouse assays and field trials in Brazil and for incorporation in its breeding pipeline.

License and Consideration

Under the collaboration and license agreement, TMG obtained a worldwide, royalty-bearing license to incorporate genome edits originating from the collaboration in its soybean varieties. Evogene, on the other hand, obtains a non-exclusive, royalty-bearing license to commercialize such genome edits and soybean lines, subject to certain exclusivity restrictions. According to the agreement, each party is entitled to receive royalty payments from the other party when the products of the collaboration are commercialized. In addition, Evogene received from TMG an up-front payment in consideration for its R&D costs and is entitled to success-based payments upon achievement of pre-defined development milestones.

IMAmt

Background

In July 2018, we entered into a research and testing agreement with IMAmt, a crop research company, owned by Mato Grosso Cotton Grower Association, a leading developer and marketer of cotton seeds, with the objective of discovering and testing toxins against major cotton pests, such as the Boll Weevil and the Fall Armyworm, which threaten the viability of the cotton industry in Brazil. According to the agreement, we selected insecticidal genes predicted to have desired insecticidal activity against Boll Weevil and Fall Armyworm, and IMAmt will validate their activity in lab assays against the target pests.

Consideration

Under the terms of the agreement, we are entitled to R&D funding from IMAmt for the initial discovery phase. Commercial arrangements for development and commercialization of the genes are subject to further agreement between the parties.

Intellectual Property

Our intellectual property rights are important to our business. In certain cases they determine our eligibility to receive royalties for seed traits under the licenses we grant our collaborators. We actively seek to protect the intellectual property and proprietary technology that we believe is important to the development of our business. To date, we have sought and obtained patent protection for hundreds of plant and bacterial genes linked to desired traits.

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

The regulatory status of products developed via genome editing technologies is currently unclear. In the United States, approvals are required by the USDA prior to field testing of genomic edited seeds. A ‘non-regulated organism’ approval has been issued by the USDA for some products currently under development; however, the regulatory status of all changes this technology allows has yet to be determined.

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

As an Israeli company, our activities in the fields of biotechnology and plant genomics are regulated by the Israel Ministry of Agriculture and Rural Development, or ISARD, and more specifically by the ISARD’s Plants Protection and Inspection Services. Our activities are subject to various laws, regulations, orders and procedures, which require us, among other things, to obtain permits for conducting experiments on genetically enhanced plants and to satisfy special conditions determined by the ISARD regarding the growing procedures of such seeds and plants. Violation of these regulations may expose the company to criminal penalties. Pursuant to these regulations, we are also obligated to obtain separate permits to own and operate our greenhouses and testing fields in Israel and we are routinely inspected by ISARD.

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

Human Health

Background

In 2017, we decided to leverage our capabilities in computational biology towards the area of human health with the establishment of Biomica. In 2019, we expanded our activity in this area with the establishment of Canonic.

Biomica Ltd.

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

Biomica focuses on the development of human-microbiome based therapies utilizing either rationally-designed microbial consortia or small molecule approaches for (i) immuno-oncology and (ii) GI related disorders (iii) MDRO (Multi Drug resistant organisms) - antibiotic resistant bacteria.

Market

Biomica’s product development is currently focused in three main markets:

Immune-Oncology – In oncology, checkpoint inhibitor antibodies, including those targeting the programmed cell death protein/ligand 1, or PD-1/PD-L1 pathways, block the tumor’s ability to suppress the immune response. They have significantly improved the treatment of many cancers. The cancer immunotherapy market size was estimated at $84 billion in 2018 and is expected to reach a market size of $243 billion by 20266

6 https://www.globenewswire.com/news-release/2019/07/17/1884118/0/en/Cancer-Immunotherapy-Market-To-Reach-USD-242-86-Billion-By-2026-Reports-And-Data.html

Even in cancers, where checkpoint inhibition is considered the frontline standard of care, a significant percentage of the patients do not respond to PD-1 + CTLA-4 inhibitor combination and part of responders relapse within a few years. In all approved cancer indications, agents with differentiated immune mechanisms of action may be complementary to checkpoint inhibitors by both augmenting existing effects and testing alternative pathways of immunotherapy in checkpoint inhibitor non-responsive tumor types and patients.

Given a growing body of literature, it is becoming increasingly clear that modulation of the gut microbiota may represent a novel and important adjunct to current anti-cancer therapeutic modalities.

GI related disorders –

-          Irritable Bowel Syndrome (IBS) is a common disorder that affects the large intestine. Signs and symptoms include cramping, abdominal pain, bloating, gas, and diarrhea or constipation, or both. It is estimated that the total market for IBS reached $1.5 billion in 2018, with 45 million patients in the U.S. alone and is expected to reach $3.3 billion in 20267. Existing drugs for IBS mainly treat the symptoms of the condition, leaving patients exposed to cycles of remission and relapse that characterize this chronic condition.

-         Inflammatory Bowel Disease (IBD) is a group of gastrointestinal inflammatory diseases, mainly comprised of Ulcerative colitis and Crohn’s disease. IBDs cause long term chronic as well as severe inflammation in the gastrointestinal tract without any known cause. According to the Centers for Disease Control and Prevention, or CDC, in 2015 an estimated 3.1 million people (1.3% of the entire population) in the United States were diagnosed either with Crohn’s disease or with Ulcerative Colitis. The global IBD drug market is estimated to grow from $15.9 billion in 2018 to $22.4 billion in 2026.8

MDRO (Multi Drug resistant organisms) -

-          Clostridium Difficile Infection (CDI) – The CDC has identified CDI as one of the top three most urgent antibiotic-resistant bacterial threats in the United States. CDI is most often caused by the use of broad spectrum antibiotics which induce dysbiosis of the microbiome causing susceptibility to infection by C. difficile, a spore forming bacterium. It is the most common cause of hospital acquired infection in the United States.

CDI is responsible for the deaths of approximately 29,000 Americans each year. Based on an epidemiological study conducted by the CDC, the incidence of CDI in the U.S. was estimated to be over 600,000. CDI space across the seven major markets of the U.S., France, Germany, Italy, Spain, the UK and Japan is set to grow from just under $630 million in 2016 to almost $1.7 billion by 2026, representing a compound annual growth rate of 10.2%. The global CDI market is expected to approach $1.7 billion by 2026.9

-          Methicillin-resistant Staphylococcus aureus (MRSA) - One of the most common Staphylococcus aureus infections is caused by MRSA, which is a multi-drug resistant bacterium, responsible for several difficult-to-treat infections in humans, leading to tens of thousands of annual cases of mortality in the U.S. MRSA is the leading causative agent for hospital acquired infections and has recently been documented as community-acquired as well as livestock-acquired. Current medical treatments include broad spectrum antibiotics that are becoming increasingly ineffective. The current MRSA market was valued at approximately $922 million in 2018 and is projected to reach over $1.3 billion by 202610.

7 https://www.grandviewresearch.com/industry-analysis/irritable-bowel-syndrome-ibs-treatment-market

8 https://www.prnewswire.com/news-releases/the-global-inflammatory-bowel-diseases-ibd-drug-market-is-estimated-at-6-7bn-in-2017-and-7-6bn-in-2023--300688523.html

9 https://www.globaldata.com/global-clostridium-difficile-infections-market-approach-1-7-billion-2026/

10 https://www.prnewswire.com/news-releases/global-methicillin-resistant-staphylococcus-aureus-mrsa-drugs-market-to-reach-over-us-39-billion-by-2025-upsurge-in-the-consumption-of-antibiotics-across-the-globe-to-fuel-market-growth-observes-transparency-market-research-676949593.html

Competition

The biotechnology and pharmaceutical industries are characterized by rapid growth and a dynamic landscape of proprietary therapeutic candidates. The development and commercialization of new drug and biologic products is highly competitive and is characterized by rapid and substantial technological development and product innovations. While we believe that our computational platform and microbial drug candidates, coupled with our resources and industry expertise, give us a competitive advantage in the field, we face competition from a variety of institutions, including larger pharmaceutical companies with more resources. Specialty biotechnology companies, academic research institutions, governmental agencies, as well as public and private institutions are also potential sources of competitive products and technologies.

In both inflammatory diseases and oncology, we anticipate intensifying competition as new therapies are approved and advanced technologies become available. Many of our competitors, either alone or with strategic partners, have considerably greater financial, technical, and human resources than we do.

Significant competition exists in the immuno-oncology and inflammatory diseases field, where we are developing our first product candidates in oncology and IBD. Although our rationally-designed microbial consortium approach is unique relative to most other existing or investigational therapies in immuno-oncology, we will need to compete with all currently or imminently available therapies within the indications where our development is focused. Although there is a wide range of potentially competitive mechanisms, possible synergies between these and rationally-designed microbial consortia will also be evaluated.

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

Biomica’s discovery and development efforts are powered by the PRISM platform, a facet of Evogene’s CPB platform. PRISM is a proprietary metagenomics analysis platform for functional genomics profiling, utilizing internal comprehensive databases. These databases have been specifically developed to allow the processing of large amounts of sequencing data, obtain high-resolution profiling of microbial communities both at the taxonomic and the functional levels, and correlate them with specific clinically relevant host expression and phenotypic profiles, enabling us to achieve the following:

◾	At the taxonomic level our analysis allows strain-level resolution and relies on an extensive proprietary strain database.

◾
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

Product Development Pipeline

Biomica expects to continue to promote its discovery stage programs to pre-clinical and Proof-of-Concept studies in 2020.

Immune-Oncology – rationally-designed microbial consortia, BMC121 and BMC127, with potential to enhance immunologic therapeutic responses and facilitate anti-tumor immune activity, were identified using our computational analysis and predictive capabilities. During 2019, Biomica initiated pre-clinical studies wherein anti-tumor activity was tested in mice following treatment with Biomica’s rationally designed bacterial consortia BMC121 & BMC127 and achieved positive preliminary results from animal studies.

GI disorders –

For IBD - using our computational predictive biology capabilities Biomica identified BMC321 & BMC322, two rationally-designed microbial consortium with potential anti-inflammatory activity in IBD. During 2019, pre-clinical studies were initiated for the development of a novel microbiome-based drug for IBD that triggers multiple mechanisms for the reduction of intestinal inflammation.

For IBS, we utilize proprietary data from several clinical trials conducted in the U.S. to develop a novel microbiome based drug. Biomica aims to push the barriers posed by existing therapies and address the underlying cause of the disorder, rather than the symptoms, using bacteria/bacterial-associated factors affecting symptoms and underlying pathophysiology.

MDRO (Multi Drug Resistant Organisms) -

CDI – Using our microbiome therapeutics platform, we are developing a small-molecule drug candidate (BMC201), designed to target the main toxin secreted by the bacterium and hence repair dysbiosis in the colonic microbiome in the setting of primary or recurrent CDI. BMC201 is being developed as an orally available drug.

MRSA – Biomica initiated a collaboration with the Weizmann Institute of Science to develop a selective treatment against antibiotic resistant strains of Staphylococcus aureus infection, in a microbiome focused approach. The company has in-licensed Prof. Ada Yonath’s, Nobel Prize laureate, work and discoveries in high-resolution crystal structure of the large ribosomal subunit of the pathogenic Staphylococcus aureus for the design and development of new types of selective, narrow spectrum antibiotics agents.

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

Canonic Ltd.

Overview

In April 2019, we announced the establishment of a new subsidiary, Canonic Ltd., focusing on the development of precise and stable medical cannabis products for better therapeutic performance.

Market

The global legal cannabis market is forecasted to reach $103.9 billion in 202411. In North America alone, the size of this market increased to greater than $11 billion in 2018 and is estimated to reach $30 billion in 202412. This overall market is rapidly growing due to changes in regulatory acceptance and can be divided into recreational and medical products. For more information on the regulatory environment of cannabis activities and products, please see “⸺Government Regulation of our Operations and Product Candidates” below. The market segment attributed to medical cannabis products is projected to reach $62 billion in 202412.

Canonic has identified three main challenges in this market:

-	Cannabinoid specificity – the lack of clinical data demonstrating the correlation between medical indications and the genomic and cannabinoid profile of the cannabis plant.

-
Cannabinoid yields – with the increasing legalization of cannabis in more and more countries, the price per gram of cannabis is decreasing. The decreasing selling price of cannabis has made this product increasingly sensitive to the cost of production, making yield of cannabinoid per square foot a significant factor.

-	Genetic stability – there is high genetic variability in currently available cannabis lines, which directly reflects on product consistency, or lack thereof.

Competition

In view of Canonic’s current stage of operations, companies that are in direct competition to Canonic are plant genomics companies aiming to improve the properties of medical cannabis varieties, such as Arcadia Biosciences, Benson Hill and KeyGene. When Canonic reaches commercialization of its products, its competitors will include companies developing and marketing medical cannabis products.

Business Model

Canonic intends to develop its products by conducting in-house the core elements relating to cannabis genetics, such as advanced breeding and seed and seedling production, while outsourcing other production activities, such as cannabis cultivation, extraction, and formulation. With respect to commercialization, Canonic intends to access the markets through distributors.

11 The global cannabis report, Nov. 2019, Prohibition Partners

Scientific Approach

Canonic is focused on the development of precise and stable medical cannabis products based on proprietary cannabis varieties with unique genomic profiles. Leveraging Evogene's CPB platform, Canonic utilizes advanced breeding technologies in order to improve the properties of cannabis varieties. Canonic is currently establishing a unique cannabis data base, which is based on its diverse genetic collection, and is identifying specific genomic elements in order to enhance either specific active compounds in the plant or the plant’s total active compounds.

In addition, Canonic integrates pre-clinical data collected from trials performed with its genetic collection. These trials are conducted in parallel to the breeding program and support the company product development to achieve unique genomic profile for better therapeutic effects.

Product Development

Canonic's product development efforts include the following main activities:

-
Development of varieties – This stage includes pre-breeding and breeding activities of tailored cannabis varieties (i.e., selective crossing of cannabis lines) to achieve desired properties. In addition, during this stage Canonic also performs pre-clinical trials in order to support and direct its medical product development pipeline.

-
Pre-production and pre-commercialization – During this stage, Canonic performs several activities that are intended to support future production and commercialization of its product. These activities include the establishment of business agreements with manufacturers and distributers, introduction of cannabis varieties to cultivators and provision of agro-technical support, as well as upscale through seed and seedling multiplication.

-	Production and Commercialization – This stage will include the production of Canonic’s products as well as their commercialization through local distributors.

Product Development Pipeline

Canonic has two product lines under development, which are both at the stage of development of varieties:

-	MetaYield, for enhancement of total active compounds in the plant, and

-	Precise, for the enhancement of specific active compounds in the plant, targeting anti-inflammatory and pain management properties.

Intellectual Property

We expect Canonic's intellectual property to be composed of three layers: (i) Evogene's existing patent portfolio regarding the use of plant genes for the improvement of plant traits and the development of genetic markers, which is licensed exclusively to Canonic for cannabis; (ii) plant variety protection rights for cannabis varieties that will be developed by Canonic; and (iii) intellectual property relating to the therapeutic attributes of active compounds within the cannabis plant, resulting from pre-clinical and clinical trials to be conducted by Canonic.

Raw Materials

Canonic does not significantly rely upon any sources of raw materials for its operations.

Seasonality

While outdoor cultivation of cannabis varieties is impacted by seasonality, cultivation under controlled environments is not. Currently, all of Canonic’s cultivation activities are performed under controlled environments.

Government Regulation of our Operations and Product Candidates

All cannabis related activities in Israel (including R&D, cultivation, manufacturing and distribution) are regulated by the Israeli Medical Cannabis Agency, or IMCA. Every company with cannabis-related activity in Israel is subject to the IMCA’s regulation and is required to obtain the relevant annually IMCA certifications for such activities. Relevant certifications may include one or more of the following: (i) Good Security Practice, or GSP, (ii) Good Agriculture Practice, or GAP, (iii) Good Manufacturing Practice, or GMP, (iv) Good Distribution Practice, or GDP, (v) Good Consumption Practice, or GCP, and (vi) Good Waste Disposal Practice, or GWDP12, depending on the specific activity undertaken by Canonic. In order to be eligible for a certain certification, a company may be required to obtain certain preliminary approvals or licenses. Canonic operates under the IMCA’s guidelines and has received a GSP certification, a possession license, approval for its R&D work plan and an import permit for cannabis seeds.

Under the guidelines of the IMCA, medical cannabis can be manufactured and marketed in Israel for local use. Export has been approved by the government but regulation for cannabis export has yet to be set. Potential end markets include Europe and North America. In Europe, regulation is on a country by country basis. In North America, Canada has legalized cannabis for both medical and recreational use and in the United States, regulation is carried out on a state by state basis, while under federal law, cannabis is illegal.

Industrial Applications

Casterra Ag Ltd.

Overview

In 2007, we initiated our activities related to castor beans, which were in 2012 organized under Evofuel, a wholly owned subsidiary, which changed its name to Casterra Ag, or Casterra, in 2019. Casterra focuses on the development of an integrated solution – agricultural-technical growth protocols for castor cultivation for the production of castor oil to be used for industrial uses, such as bio-polymers and lubricants. Casterra’s integrated agricultural solution includes breeding of advanced high-yielding castor bean varieties that are non-GM and agricultural growth protocols compatible with a mechanical harvesting solution exclusively available to Casterra’s customers. Our target market is Brazil, where large scale castor agriculture and industry are well established.

Market

Castor beans are grown today for their high-quality oil, which is used for the production of bio-polymers and lubricants for various industries such as the cosmetics, electronics, automotive and aerospace industries, to name a few. Currently treated as a “low-tech” crop in its key production areas around the world (for example, in India the castor bean is grown using traditional techniques such as hand picking), according to industry estimations, the castor oil extracted from the castor bean plant may hold great promise as an input for industrial markets. The market for castor oil and its derivatives is rapidly growing and according to market publications, is expected to reach $2.3 billion by 202413. The growth in this market is expected to be further supported by the conversion of the castor bean plant to a modernized commercial crop.

Competition

Casterra’s competition includes a few other relatively small companies that supply castor seeds to growers worldwide. Casterra differentiates itself by providing rain-fed varieties (while its competitors offer irrigation-based varieties) and by providing a unique, mechanical harvesting solution for modernized commercial crop.

Business Model & Products

Business Model

Casterra’s business model is to sell proprietary improved castor seed varieties, together with targeted agro-technical growth protocols, to castor growers. These seed varieties and growth protocols are adapted and targeted to localized characteristics. Casterra’s offering includes: (i) high yielding varieties with plant structure suitable for mechanized harvest; (ii) best practices and recommendations to growers for growing castor efficiently in large scale; and (iii) advanced compatible mechanical harvest solution.

12 For more info see https://www.health.gov.il/UnitsOffice/HD/cannabis/Pages/default.aspx
13 Grand View Research, August 2016, http://www.grandviewresearch.com/industry-analysis/castor-oil-derivatives-industry.

Product development

Casterra develops proprietary castor seed varieties and growth protocols adapted to specific target markets. During 2018, Casterra completed semi-commercial field trials of certain castor varieties with partners in multiple target locations. In 2019, Casterra completed semi commercial field trials in multiple locations in South America and decided to focus its commercialization efforts to Brazil.

The castor seeds product development process includes three main steps: (i) research and pre-breeding, which we typically undertake in Israel and which takes between one to two years, resulting in experimental varieties for market location trials; (ii) yield field trials in the target markets, which take between two to three years and yield varieties for pre-commercial field trials; and (iii) semi-commercial field trials, which take approximately two years in the target markets.

Key Collaborations

Fantini s.r.l.

In October 2018, Casterra announced a breakthrough achieved in the mechanical harvesting of castor beans with Fantini s.r.l., a leading manufacturer and distributor of agricultural equipment. The lack of an available solution for mechanical harvesting has been a major challenge in the conversion of castor to a fully modernized commercial crop, and the combination of the Fantini s.r.l Harvester with Casterra’s proprietary varieties demonstrated significant improvement in yield loss in field trials.

The harvester is commercialized by Fantini s.r.l to Casterra’s global partners.

Intellectual Property

Our policy is to register relevant castor varieties in the destination territories. To date we have registered several of our varieties in several Latin America countries including Brazil.

Government Regulation of our Operations

Casterra’s activities in Israel in the field of seeds are regulated by the Israeli Ministry of Environmental Protection. Pursuant to these regulations, we are required, among other things, to (i) obtain toxins permits, which allow us to conduct experiments using “hazardous materials,” as such term is defined in the applicable regulations, and (ii) follow specific rules regarding waste disposal. Violation of these regulations may expose the company to criminal penalties, administrative sanctions and responsibility to compensate those injured for any environmental damages.

Government Regulation of Product Candidates

All seed production designated for export to our partners is subject to field and warehouse inspection by the regulator in the country of destination for compliance with the local regulations, including sampling and inspection for pests and diseases.

Raw Materials

We do not significantly rely upon any sources of raw materials for our operations.

Seasonality

Casterra’s castor seed business in general, and our revenues in particular, generated from our collaborations with castor growers, are subject to variations based on crop seasonality. The timing of our seed production field trials, as well as the delivery of castor seeds to our partners and revenue recognition with respect to such seed sales, derive substantially from the seasonality of castor growing in the locations where we produce seeds and in our target markets.

C.          Organizational Structure

As of the date of this report, we held directly and indirectly the percentage indicated of the outstanding capital stock of the following significant subsidiaries:

Name of Subsidiary	Jurisdiction	Ownership Interest
AgPlenus Ltd.	Israel	100%
Biomica Ltd.	Israel	90.9% (1)
Canonic Ltd.	Israel	100%
Casterra Ag Ltd. (formerly known as Evofuel Ltd.).	Israel	100%
Lavie Bio Ltd.	Israel	72.2% (2)

(1)	Remaining 9.1% of Biomica Ltd.’s outstanding share capital is held by Biomica's Chief Technology Officer.
(2)	Remaining 27.8% of Lavie Bio Ltd.’s outstanding share capital is held by Pioneer Hi-Bred International, Inc. (also known by the name Corteva).

D.          Property, Plants and Equipment

Our principal facility is located in Rehovot, Israel and consists of 3,209 square meters (approximately 34,500 square feet) of leased office space accommodating our corporate offices and our molecular, microbial and crop protection labs. The lease for these offices will expire on December 31, 2021, and we hold an option to renew such lease for an additional 36 months.

We perform most of our testing in plants, or in-planta testing, at our “Evogene Farm,” located on two adjacent lots that we lease outside Rehovot. The first lease covers approximately 13,500 square meters (or approximately 145,000 square feet) of land, and expires on July 21, 2025, and we hold an option to renew such lease for an additional 36 months. The second lease covers approximately 10,000 square meters (approximately 108,000 square feet) of land and expires on May 14, 2021, and we hold an option to renew such lease for an additional 60 months.

The Evogene Farm contains greenhouses, which are used for various in-planta experiments of the company and its subsidiaries. During 2019, we converted part of the Evogene Farm to a designated area for cannabis greenhouse as part of the activities of Canonic, our subsidiary which is focused on the area of medicinal cannabis. In addition, the Evogene Farm contains warehouses, office facilities and seed banks. During 2018 and 2019, we subleased a portion of the Evogene Farm to an agriculture-tech start-up company.

In 2015, we established a research and development facility in the Bio-Research and Development Growth (BRDG) Park, developed by Wexford Science & Technology, a BioMed Realty Company, at the campus of the Donald Danforth Plant Science Center in St. Louis, Missouri. We signed a six year lease, expiring November 1, 2021 and covering approximately 5,745 square feet lab facility. Starting March 2020, the facility accommodates the activities of Lavie Bio Inc., a wholly owned subsidiary of our subsidiary Lavie Bio. A portion of the leased space, comprising approximately 1,200 square feet of lab and office space, is subleased to a biotech company since December 2017, under a three-year sublease agreement.

Unless otherwise stated, all of our facilities are fully utilized. We have no material tangible fixed assets apart from the leased properties described above.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with our consolidated financial statements as of, and for the year ended, December 31, 2019 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS as issued by the IASB. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information—D. Risk Factors” and “Special Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

Summary

We are a leading biotechnology company aiming to revolutionize the development of novel products for life-science based industries, including human health, agriculture, and industrial applications, by utilizing cutting edge computational biology technologies. To achieve this mission, we established our unique Computational Predictive Biology, or CPB, platform, leveraging the revolutions in big data and artificial intelligence and incorporating a deep understanding of biology. Our CPB platform aims to disrupt conventional life-science product development methodology, currently challenged by inefficiencies, by computationally designing the most relevant core components for life-science products such as microbes, small molecules and genes.

Currently, we apply our technology and approach for the development of products based on microbes, small molecules and genes in three general industries:

(iv)	Agriculture, focusing on the following target markets:
a.	Agriculture biologicals, via our subsidiary Lavie Bio Ltd.,
b.	Agro chemicals, via our subsidiary AgPlenus Ltd., and
c.	Seed traits, via our Ag-Seeds division;

(v)	Human health, focusing on the following target markets:
a.	Human microbiome-based therapeutics, via our subsidiary Biomica Ltd., or Biomica, and
b.	Medical cannabis products, via our subsidiary Canonic Ltd.; and

(vi)	Life-science based industrial applications, currently focusing on castor seed varieties and agro-technical capabilities, through our subsidiary Casterra Ltd. (formerly Evofuel Ltd.), or Casterra.

Each subsidiary pursues its individual mission, focusing on the following objectives: (i) advancing its product development and pipeline, (ii) establishing its “go-to-market”, and (iii) securing additional financial resources, if and when required.

To capture the value of the diverse applicability of our computational platform, our business model consists of two main pathways, both based primarily on the utilization of the CPB Platform: (i) The establishment of market-focused subsidiaries to develop and commercialize product pipelines, meeting unmet needs in selected industries, and (ii) in certain other cases, engaging directly with strategic partners for the development of specific products.

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

Share Purchases

We have entered into share purchase agreements with Monsanto (now Bayer) and Bayer, which were signed in contemplation of our collaboration agreements with them. We attribute the proceeds from arrangements under these agreements to the value of our ordinary shares issued to Monsanto and Bayer at the time of the investments as well as to the services we perform under the collaboration agreements. As a result, we recognized in 2018 and 2017 as revenues the excess payment, which is the consideration these investors paid for our ordinary shares over the market value of our ordinary shares traded on the TASE at the time of the investment. We did not record such revenues for the year ended December 31, 2019.

Breakdown of Revenues by Operating Segment:

The following table presents a breakdown of net revenues by operating segment for the periods indicated.

	Year ended December 31,
Operating Segment:	2019	2018	2017
	(U.S. dollars, in thousands)
Agriculture	$651	$1,641	$3,247
Industry	26	106	134
Human	-	-	-
Unallocated	76	-	-
Total	$753	$1,747	$3,381

Geographical Breakdown of Net Revenues

The following table presents net revenues by geographic breakdown of customers as a percentage of our total net revenues for the periods indicated. This data refers to the location of the customer and does not take into consideration the location of the end-user (to the extent it is different).

	Year ended December 31,
Geographical Region:	2019	2018	2017
United States	33%	57%	76%
Germany	2%	13%	10%
Israel	35%	12%	6%
Brazil	28%	6%	-
Other	2%	12%	8%
Total	100%	100%	100%

Cost of Revenues

Cost of revenues primarily consists of development costs incurred in conjunction with our collaborations, which include: salaries and related personnel costs (including share-based compensation) for our research and development employees working on the collaborations; payments to third party suppliers that assist us in producing genomic data; and the cost of disposable materials (such as seeds, laboratory supplies, fertilizer, water and soil). Cost of revenues also includes operational overhead costs such as: depreciation of our property, plant and equipment; costs related to leasing and operating our office and laboratory facilities and greenhouses; and expenses related to retaining advisors, who primarily consist of biological experts.

Operating Expenses

Research and Development Expenses, net: Research and development expenses primarily consist of costs related to our internal or independent research and development activities, as opposed to development costs incurred in connection with our collaborations (which are included in cost of revenues). These independent activities of ours consist of developing and improving our computational, scientific and validation technologies, know-how and capabilities used by our subsidiaries and product divisions. Research and development costs include: salaries and related personnel costs (including share-based compensation); payments to third party suppliers, mainly with respect to producing genomic data, field-trials and pre-clinical studies carried out by third parties; cost of disposable materials; expenses associated with participation in professional conferences; operational overhead costs, which include costs related to leasing and operating our office, laboratory facilities and greenhouses; depreciation of property, plant and equipment; and amortization of intangible assets. Expenses related to our intellectual property, such as legal and other costs associated with patent applications, are also included as research and development expenses.

In view of the COVID-19 outbreak, which has disrupted our operations starting March 2020, we adjusted our work plans and budget, reducing and delaying certain activities originally planned for the second quarter and second half of 2020. Accordingly, we expect that our research and development expenses during 2020 will decrease from those of 2019.

Business Development Expenses: Business development expenses consist of costs primarily related to maintaining our relationships with our collaborators and establishing new collaborations. These costs include: salaries and related personnel costs (including share-based compensation); expenses incident to business travel; and expenses related to legal and professional services. We expect our business development expenses will remain at the current level during 2020.

General and Administrative Expenses: General and administrative expenses mainly consist of: salaries and related personnel costs (including share-based compensation) for our general and administrative employees; expenses related to HR activities and employee benefits and welfare; expenses for consulting, insurance, legal, Directors’ and officers’ insurance, and professional services; and other expenses associated with being a U.S. publicly listed company. We expect that our general and administrative expenses will remain at the current level during 2020.

Financing Income and Expenses

Financing income primarily consists of: interest income on our cash bank deposits and securities; income related to a revaluation of the marketable securities we hold, which consist of money market funds, corporate bonds and government treasury notes; and foreign currency exchange income. Financing expenses primarily consist of: expenses related to bank charges and commissions; expenses related to a revaluation of the marketable securities we hold; interest expense for our operating lease liability; and foreign currency exchange expense. The interest due on government grants is also considered a financial expense and is recognized beginning on the date on which we receive the grant until the date on which the grant is expected to be repaid.

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carryforward tax losses totaling approximately $119 million as of December 31, 2019, to be carried forward indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel for the foreseeable future, until we have taxable income after the full utilization of our carryforward tax losses.

Our U.S. subsidiary, Evogene Inc., is subject to U.S. income taxes. In 2019, the weighted tax rate applicable to Evogene Inc. was approximately 27.25% (federal tax and state tax where the company operates).

Segment Data

We divide our operations into three operating segments – Agriculture, Human Health and Industrial applications, as follows:

◾
Agriculture: our agriculture segment includes our division and subsidiaries engaged in agricultural activities, including seed traits activity, ag-chemicals activity (now through our subsidiary AgPlenus) and ag-biologicals activity (now through our subsidiary Lavie Bio).

◾
Human Health: our human health segment focuses on discovery and development of human microbiome-based therapeutics (through our subsidiary Biomica) and cannabis activity (through our subsidiary Canonic).

◾	Industrial Applications: our industrial applications segment focuses on the development and commercialization of improved castor bean seeds for industrial uses (through our subsidiary Casterra).

The following table presents our revenues and operating loss by segment for the periods presented:

	Agriculture	Industry	Human	Unallocated	Total
	(in thousands)
Year ended December 31, 2019
Revenues	$651	$26	$–	$76	$753
Operating loss	(10,062)	(419)	(3,219)	(7,466)	(21,166)
Year ended December 31, 2018
Revenues	$1,641	$106	$–	$0	$1,747
Operating loss	(7,674)	(456)	(1,608)	(10,251)	(19,989)
Year ended December 31, 2017
Revenues	3,247	134	–	3,381	3,381
Operating loss	(8,347)	(344)	(502)	(12,754)	(21,947)

A.          Operating Results

Comparison of Period-to-Period Results of Operations

The following table sets forth our overall results of operations (on an unsegmented basis) for the years ended December 31, 2017, 2018 and 2019. The below discussion of our results of operations omits a comparison of our results for the years ended December 31, 2017 and 2018. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Comparison of Period-to-Period Results of Operations” in our Annual Report on Form 20-F for the year ended December 31, 2018, which we filed with the SEC on April 29, 2019.
	2017	2018	2019
	(U.S. dollars, in thousands)
Consolidated Statements of Comprehensive loss:
Total Revenues	$3,381	$1,747	$753
Cost of revenues	2,845	1,452	334
Gross profit	536	295	419
Operating Expenses:
Research and development, net	16,987	14,686	15,791
Business development	1,686	2,084	2,029
General and administrative	3,810	3,514	3,765
Total operating expenses	22,483	20,284	21,585
Operating loss	(21,947)	(19,989)	(21,166)
Financing income	2,125	1,413	2,630
Financing expenses	(1,005)	(2,206)	(555)
Loss before taxes on income	(20,827)	(20,782)	(19,091)
Taxes on income	11	30	24
Loss	$(20,838)	$(20,812)	$(19,115)

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Our total revenues decreased by $0.9 million, or 56.9%, to $0.8 million for the year ended December 31, 2019 from $1.7 million for the year ended December 31, 2018. This decline was mainly due the completion of our gene discovery and optimization activities under our collaboration agreement with Monsanto (from which we had recognized revenues).

Cost of Revenues

Cost of revenues decreased by $1.1 million, or 77.0%, to $0.3 million for the year ended December 31, 2019 from $1.4 million for the year ended December 31, 2018. The decrease primarily related to the decrease in revenues from R&D cost reimbursement, due to the completion of our gene discovery and optimization activities under our collaboration agreement with Monsanto.

Gross Profit

Gross profit increased by $0.1 million, or 42.0%, to $0.4 million for the year ended December 31, 2019 from $0.3 million for the year ended December 31, 2018, due to the combined impact of changes in our revenues and cost of revenues, as described above.

Operating Expenses

Research and Development Expenses, Net. Research and development expenses increased by $1.1 million, or 7.5%, to $15.8 million for the year ended December 31, 2019 from $14.7 million for the year ended December 31, 2018. This increase in R&D expenses during 2019 was attributable to (a) payments made to third parties for (i) pre-clinical studies conducted for Biomica, (ii) field trials conducted in target locations for Lavie Bio and (iii) the acquisition of a genomic-unique seed collection for Canonic, as well as (b) amortization of intangible assets.

Business Development Expenses. Business development expenses decreased by $0.1 million, or 2.6%, to $2.0 million for the year ended December 31, 2019 from $2.1 million for the year ended December 31, 2018, constituting a non-material decrease.

General and Administrative Expenses. General and administrative expenses increased by $0.3 million, or 7.1%, to $3.8 million for the year ended December 31, 2019 from $3.5 million for the year ended December 31, 2018, constituting an insignificant increase.

Financing Income and Expenses

Financing Income. Financing income increased by $1.2 million, or 86.1%, to $2.6 million for the year ended December 31, 2019 from $1.4 million for the year ended December 31, 2018. This increase was mainly due to exchange rate differences between the U.S. dollar and the New Israeli Shekel during the two years.

Financing Expenses. Financing expenses decreased by $1.6 million, or 74.8%, to $0.6 million for the year ended December 31, 2019 from $2.2 million for the year ended December 31, 2018. This decrease was mainly due to profit from marketable securities in 2019 as compared to loss from marketable securities in 2018.

Taxes on Income

For the year ended December 31, 2019, we recorded insignificant amounts for taxes on income in Israel due to advances on excess expenses and an insignificant amount of taxes with respect to Evogene Inc. We did not record or pay taxes on income for the year ended December 31, 2018 in Israel due to our loss for the year. We recorded an insignificant amount of taxes with respect to Evogene Inc.

Loss

The amount of our overall loss decreased by 8.2% to $19.1 million for the year ended December 31, 2019, from $20.8 million for the year ended December 31, 2018. That decrease reflected the cumulative effect of all of the above-described line items from our consolidated statements of comprehensive loss.

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

Share-Based Compensation

We account for share-based compensation in accordance with the fair value recognition provision of IFRS guidance on share-based compensation. Under these provisions, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Share-based compensation expense was $1.6 million, $1.7 million and $2.2 million in 2019, 2018 and 2017, respectively. We selected the binomial option-pricing model as the most appropriate method for determining the estimated fair value of our share-based compensation. The determination of the grant date fair value of options using an option-pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the estimated period of time that we expect employees to hold their options, the expected volatility of our share price over the expected term of the options (estimated using historical data from prior years, including historical forfeiture rates), share option exercise and cancellation behaviors, risk-free interest rates, expected dividend yields (assumed to be zero as we have historically not paid and do not intend to pay dividends on our ordinary shares) and the price of our ordinary shares. In addition, our compensation expense is affected by our estimate of the number of awards that will ultimately vest. In the future, if the number of equity awards that are forfeited by employees is lower than expected, the expense recognized in future periods will be higher.

Government Grants

Government grants received from the IIA, BIRD and Canada-Israel Industrial Research and Development Foundation, or CIIRDF, are recognized as a liability if future economic benefits are expected from the projects that will result in royalty-bearing sales.

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

Leases

We cannot readily determine the interest rate implicit in our operating lease for our principal facility in Rehovot, Israel.  We therefore, it use our incremental borrowing rate, IBR, to measure lease liabilities. The IBR is the rate of interest that we would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what we ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease.

We estimate the IBR using observable inputs (such as market interest rates) when available and we are required to make certain entity-specific estimates (such as the Company's stand-alone credit rating).

Intangible assets

On August 6, 2019, Corteva Inc. invested in the Company's agriculture biologicals subsidiary, Lavie Bio, by way of a contribution of all Corteva’s holdings in its wholly owned subsidiary Taxon Biosciences, which included several intangible assets, and payment of an amount of $10 million in cash.

The fair value of intangible assets received through the Corteva investment is determined upon initial recognition by either one of three traditional methods in valuating an asset. These methods include the market approach, the income approach and the cost approach. The pipeline products and potential products were valued by applying the income approach and the Microorganisms collection was valued using the cost approach.

The Company’s significant estimates in this analysis included, but were not limited to, future cash flow projections, the weighted average cost of capital, the terminal growth rate, and the tax rate. The Company believes the current assumptions and estimates utilized were both reasonable and appropriate.  Future cash flow estimates are, by their nature, subjective and actual results may differ materially from the Company’s estimates.  If the Company’s ongoing estimates of future cash flows are not met, the Company may have to record impairment charges in future periods.  The Company’s estimates of future cash flows are based on current regulatory and economic climates, recent operating results, and planned business strategy.  These estimates could be negatively affected by changes in federal, state, or local regulations or economic downturns.

The useful economic life of the intangible assets acquired by us in this transaction was determined through years of development until final year of projected sales. When applying the income approach, the cash flows expected to be granted by intangible assets are discounted to their present value equivalent using a rate of return that reflects the relative risk of the investment, as well as the time value of money. For each intangible asset a specific discount rate was valuated using “Modified CAPM Build-Up Method”.

Impact of Israeli Tax Policies and Government Programs on our Operating Results

Tax regulations have a material impact on our business, particularly in Israel where we have our headquarters. The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. In 2018 and 2019, the corporate tax rate was 23%. Capital gains derived by an Israeli company are generally subject to tax at the prevailing regular corporate tax rate.

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

◾
amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the Industrial Enterprise, commencing in the year in which such rights were first exercised;

◾	under limited conditions, an election to file consolidated tax returns together with Israeli Industrial Companies controlled by it; and

◾	expenses related to a public offering are deductible in equal amounts over a three-year period, commencing in the year of the offering.

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

B.          Liquidity and Capital Resources

Our working capital requirements generally reflect the growth in our business and have historically been provided by cash raised from our investors, payments from our collaborators and government grants. As of December 31, 2019, we had cash, marketable securities and short term bank deposits of $46.9 million, of which $10 million were contributed in the transaction with Corteva, and working capital of $43.3 million, which is calculated by subtracting our current liabilities from our current assets. As of December 31, 2019, we had $3.3 million of outstanding long-term indebtedness related to government grants.

We expect that our working capital and capital investment needs will be funded for the foreseeable future mainly by our cash and cash equivalents, marketable securities and bank deposits we hold as well as from payments from our collaborators. Currently, our principal uses of cash are to fund our operations. In the future, cash may serve us in effecting M&A transactions for achieving inorganic growth in our different segments of operation. We believe that our existing cash and cash equivalents, marketable securities and short-term bank deposits as of December 31, 2019 will be sufficient to meet our projected cash requirements for at least 12 months.

To the extent that existing cash, and cash equivalents, marketable securities and short-term bank deposits are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. The negative impact of the ongoing Coronavirus outbreak on economies and financial markets worldwide may adversely impact on our ability to raise additional funds for our operations, if and when needed.

If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

Cash Flows

The following table presents the major components of net cash flows used in or provided by (as applicable) operating, investing and financing activities for the periods presented. For a discussion of our net cash flows for the year ended December 31, 2017, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Cash Flows” in our Annual Report on Form 20-F for the year ended December 31, 2018, which we filed with the SEC on April 29, 2019:

	2017	2018	2019
	(U.S. dollars, in thousands)
Net cash used in operating activities	$(15,929)	$(15,161)	$(17,666)
Net cash provided by investing activities	15,245	17,353	37,139
Net cash provided by financing activities	814	297	9,306
Exchange rate differences - cash and cash equivalents	69	(114)	159
Net increase (decrease) in cash and cash equivalents	$199	$2,375	$28,938

Cash Used in Operating Activities

Cash used in operating activities for the year ended December 31, 2019 was $17.7 million and primarily reflects our overall loss of $19.1 million, as reduced, in part, by the elimination of certain non-cash items that were taken into account in calculating, and that increased, our overall loss, including $2.4 million of depreciation expenses, $1.6 million of share-based compensation expenses, increase in other payables of $0.4, and $0.4 million of expense due to the amortization of intangible assets; which reduction was partially offset by the elimination non-cash items that were taken into account in calculating, and that reduced, that loss amount, including the increase in other receivables of $1.3 million and net financing income of $2.4 million.

Cash used in operating activities for the year ended December 31, 2018 was $15.1 million and primarily reflects our overall loss of $20.8 million, as reduced, in part, by the elimination of certain non-cash items that were taken into account in calculating, and that increased, our overall loss, including $1.7 million of share-based compensation expenses, $2.0 million of depreciation expenses and $0.7 million of net financing expenses, as well as by $1.4 million interest received; which reduction was partially offset by the elimination of non-cash items that were taken into account in calculating, and that reduced, that loss amount, including a decrease of $0.2 million in deferred revenues and other advances.

Cash Provided by Investing Activities

Cash provided by investing activities was $37.1 million for the year ended December 31, 2019. That primarily reflects $25.4 million of net cash proceeds from the sale of marketable securities and $12.6 million of cash withdrawn from bank deposits, partially offset by $0.9 million of cash used for the purchase of property, plant and equipment.

Cash provided by investing activities was $17.4 million for the year ended December 31, 2018. That primarily reflects $31.9 million of net cash proceeds from the sale of marketable securities, partially offset by $14.2 million of cash invested in bank deposits and $0.4 million of cash used for the purchase of property, plant and equipment.

Cash Provided by Financing Activities

Cash provided by financing activities was $9.3 million for the year ended December 31, 2019. That was primarily attributable to $10 million of cash provided by the issuance and sale of ordinary shares of subsidiaries to third parties, offset, in part, by the use of $0.1 million for net repayments in respect of government grants and $0.6 million for the repayment of an operating lease liability.

Cash provided by financing activities was $0.3 million for the year ended December 31, 2018, which was primarily attributable to net proceeds from government grants.

Government Grants

Our research and development efforts have been financed, in part, through grants from IIA, BIRD, CIIRDF and the EU. From our inception through 2019, we received grants totaling $7.4 million (including accrued interest) from the IIA, and repaid $3.4 million, in respect of refundable projects. We also received an additional $1.85 million from the IIA in respect of a non-refundable project. We have received grants totaling approximately $1 million (linked to the U.S. Consumer Price Index) from BIRD and have repaid $0.6 million, whereas the remaining $0.4 million of grants from BIRD have been cancelled, as we decided to withdraw from the relevant project, as detailed in Note 12 to the financial statements included in this annual report under Item 18. We have received grants totaling $0.8 million from the EU, which are not required to be repaid. As of December 31, 2019, we had four active research grants under which we have received funding: three from the IIA and one from the EU.

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

IIA Grants

Under the Innovation Law, research and development programs that meet specified criteria and are approved by a committee of the IIA are eligible for grants. The grants awarded are typically up to 50% of a project’s expenditures, as determined by the IIA committee and subject to the benefit track under which the grant was awarded. A company that receives a grant from the IIA is typically required to pay 3% royalties to the IIA on income generated from products incorporating know-how developed using that grant (including income derived from services associated with such products), until 100% of the U.S. dollar-linked grant, plus interest at the annual London Interbank Offered Rate, or LIBOR, is repaid. Certain benefit tracks do not require payment of royalties.

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

The terms of the grants under the Innovation Law also require that the products developed as part of the programs under which the grants were given be manufactured in Israel and that the know-how developed thereunder may not be transferred outside of Israel, unless prior written approval is received from the IIA (such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the manufacturing (in which case only notification is required)), and additional payments are required to be made to the IIA, as described below. It should be noted that this does not restrict the export of products that incorporate the funded know-how.

Ordinarily, as a condition to obtaining approval to manufacture outside Israel, we may be required to pay royalties at an increased rate, and up to an increased cap amount of up to three or six times the total amount of the relevant IIA grant, plus interest accrued thereon, depending on the manufacturing volume to be performed outside of Israel.

The Innovation Law restricts the ability to transfer know-how funded by the IIA. Transfer of IIA-funded know-how outside of Israel requires prior approval and is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Innovation Law. A transfer for the purpose of the Innovation Law is generally interpreted very broadly and includes, inter alia, any actual sale of the IIA-funded know-how, any license to develop the IIA-funded know-how or the products resulting from such IIA-funded know-how or any other transaction, which, in essence, constitutes a transfer of the IIA-funded know-how.

 The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to a third party outside Israel is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Innovation Law that is based, in general, on the value of the transferred know-how, multiplied by the amount of grants received from the IIA (including the accrued interest), divided by the total amounts expended by the grant recipient on R&D. To the extent any royalties were paid on account of the grants, such royalties will be deducted from the calculation. The redemption fee is subject to a cap of six times the total amount of the IIA grants, plus interest accrued thereon, namely the total liability to the IIA, including the accrued interest, multiplied by six. If the grant recipient undertakes that for a period of not less than three years, at least 75% of its relevant R&D positions will remain in Israel, then the cap will be reduced to three times (rather than six times) the total liability to the IIA, calculated as set out above.

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

We are required to pay up to 100% of the amount of grants received by us from the IIA, plus interest at the LIBOR. In addition to paying any royalty due, we must abide by other restrictions associated with receiving such grants under the Innovation Law. Those restrictions may impair our ability to outsource development of products containing our traits, engage in change of control transactions or otherwise transfer our know-how outside of Israel and may require us to obtain the approval from the IIA for certain actions and transactions and pay additional royalties and other amounts to the IIA. We cannot be certain that any approval of the IIA will be obtained on terms that are acceptable to us, or at all. We may not receive the required approvals should we wish to transfer IIA-funded know-how, manufacturing and/or development outside of Israel in the future. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of know-how developed with IIA-funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to IIA. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with the requirements under the Innovation Law may subject us to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings. In addition, the IIA may from time to time conduct royalties audits and such audits may lead to additional royalties being payable on additional products. Such grants may be terminated or reduced in the future, which would increase our costs. IIA approval is not required for the marketing of products resulting from the IIA-funded research or development in the ordinary course of business.

In January 2018, we announced participation in a three-year IIA-sponsored Phenomics Consortium to develop tools and systems for precision agriculture and innovative development of agriculture products. In addition to Evogene, the Phenomics Consortium consists of several Israeli industrial companies and academic institutions. The goal of the consortium is to develop plant phenotyping technologies, including the generation of comprehensive agricultural ‘Big-Data’ and the development of artificial intelligence algorithms for real time analysis of phenotypic data. The grant for the consortium was originally approved for calendar year 2018 in an amount of approximately $5 million, of which approximately $1.4 million was granted to Evogene. By the end of 2018, the grant was extended by an additional six months to a total period of 18 months until mid-2019, and the grant amount was updated to approximately $7.6 million total, of which approximately $2.1 million was granted to Evogene. In June 2019, the IIA approved the continuation of the consortium following such 18-month period, until the end of 2020, which would complete a three-year workplan, and granted an additional amount of approximately $7.5 million, of which approximately $1.8 million was granted to Evogene.

BIRD Grants

We have received two BIRD grants, covering the following programs: (i) a joint development program with DuPont-Pioneer (now Corteva) of research and development improvements to soybean rust resistance; and (ii) a joint research and development program with Marrone Bio Innovations, or MBI, for discovery of novel modes of biological action for insect control.

Under these two BIRD programs, the grant for the joint development will be repaid: (a) from revenues received for the licensing of products developed under the project; (b) from revenues generated from sales of products developed under the project; (c) from proceeds received from the outright sale of the technology developed under the project; (d) if we and our partner have concluded the development of a product within the period of development defined under each of the programs; or (e) if within 66 months from the original grant date, in the case of our program with DuPont, or 60 months, in the case of our program with MBI, we and our partner to the development program did not conclude the development of a product but nevertheless decide to continue the project. In each such case, the repayment will be in an amount of up to 150% of the total grant received, depending on the timing of the repayment.

As alluded to in this section above and as described in Note 12 to our financial statements that appear in Item 18 of this annual report, the grant received for the joint development program with DuPont-Pioneer (now Corteva) has been repaid in full, whereas our liability for grants received for our joint research and development program with MBI has been cancelled.

CIIRDF Grant

The CIIRDF grant that we have received was also provided to us as part of a previous joint project of ours with Saskatchewan Wheat Pool Inc., operating under the name of Viterra, to develop canola with improved yield and abiotic stress tolerance. This grant will be repaid from income resulting from the commercialization of a product developed pursuant to the grant project, at a rate of 2.5% of royalties on sales of such product, in an amount up to 100% of the total grant received. Alternatively, we may repay the grant as royalties of 2.5% of the income we receive from licensing the product developed pursuant to the grant. Payment of such royalties is not required if commercial revenues are not generated as a result of the project.

EU Grant

In early 2016, a grant application for a consortium for research in photosynthesis in which we participate within the EU Horizon 2020 Program for Research and Innovation was confirmed. The consortium’s research program is focused on an innovative approach to modulate photosynthesis related pathways aiming to improve photosynthetic efficiency. Beyond us, the consortium includes academic institutions such as the Max Planck Institute of Molecular Plant Physiology and the Institute of Terrestrial Microbiology, the Weizmann Institute of Science, and the Imperial College of Science, Technology and Medicine. Overall, we will receive a total of €0.9 million for our participation in the consortium during the five-year project.

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

Our ongoing research and development activities are funded mainly by internal resources, collaboration research and development payments and governmental grants. As of December 31, 2019, 86 of our employees, representing approximately 67% of our entire work force, were engaged in research and development on a full-time basis. For more information regarding our research and development activities, intellectual property and licenses, please see Item 4.B. “Information on the Company—Business Overview.”

D.          Trend Information

In recent years we experienced an increase in the cost we incur for procuring a directors and officers, or D&O, liability insurance, resulting from a general increase in the cost of D&O liability insurance for smaller, dual-listed public companies such as us. This general increases has been tied to perceived heightened levels of risk for D&O insurers. Insurers have been increasing their level of compensation, in the form of premiums, which they believe have not been commensurate with the risk being taken by them. In parallel, there has been an increase in the amounts of the deductibles payable by public companies in situations in which an insurable event occurs. If this trend continues, it will increase our operational expenses and have a negative effect on our financial results.

Other than as described immediately above or disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events during our current fiscal year that are reasonably likely to have a material effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the financial information included in this annual report to be not necessarily indicative of our future operating results or financial condition.

E.          Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structured finance entities.

F.          Contractual Obligations

Our significant contractual obligations and commitments as of December 31, 2019 are summarized in the following table:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands, unaudited)

Trade payables	$1,001	$-	$-	$-	$1,001
Employees and payroll accruals	2,071	-	- -	- -	2,071
Other payables(1)	1,339	-	-	-	1,339
Liabilities in respect of government grants (undiscounted)(2)	37	303	985	2,474	3,799
Non-cancellable operating leases (undiscounted) (3)	895	1,350	1,165	229	3,639
Total	$5,343	$1,653	$2,150	$2,703	$11,849
_______________________________

(1)	Consists of accrued expenses to be paid to suppliers and subcontractors, mainly for work related to our research and development activities.

(2)	Consists of the projected repayments of government grants that partly fund our research and development activities.

(3)	Consists of non-cancellable operating leases of our offices, laboratory facilities, greenhouses and motor vehicles.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this annual report.
Name	Age	Position
Executive officers
Mr. Ofer Haviv	53	President and Chief Executive Officer
Mr. Ido Dor	44	Chief Executive Officer of Lavie Bio Ltd.
Dr. Eyal Emmanuel	46	Chief Scientific Officer
Dr. Elran Haber	39	Chief Executive Officer of Biomica Ltd.
Dr. Arnon Heyman	43	Chief Executive Officer of Canonic Ltd.
Mr. Mark Kapel	43	Executive Vice President Technology
Mr. Eran Kosover	43	Chief Executive Officer of AgPlenus Ltd.
Ms. Dorit Kreiner	48	Chief Financial Officer

Directors
Mr. Martin S. Gerstel(3)(4)	78	Chairman of the Board
Ms. Sarit Firon(1)(2)(4)	53	Director
Mr. Ziv Kop(1)(2)(3)(4)	49	Director
Dr. Adrian Percy(4)	54	Director
Mr. Leon Y. Recanati(3)(4)	71	Director
Dr. Oded Shoseyov(1)(2)(4)	53	Director
____________________________

(1)	Member of our Audit Committee.
(2)	Member of our Compensation and Nominating Committee.
(3)	Member of our Corporate Development Committee.
(4)	Independent director under the Nasdaq Listing Rules.

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

Mr. Ido Dor has served as Chief Executive Officer of Lavie Bio, a subsidiary of Evogene, from February 2019. In January 2018, Mr. Dor was appointed Executive Vice President & General Manager Ag-Biologicals, responsible for the overall management of the division. Previously, from November 2015 until his appointment as Executive Vice President & General Manager ag-biologicals, Mr. Dor served as Executive Vice President & General Manager Crop Enhancement, responsible for the overall management of the Crop Enhancement division. Mr. Dor joined Evogene in 2011 as a Director of Business Development and led the business activity of the Ag-Chemicals division. Prior to joining Evogene, Mr. Dor headed the Small & Mid-Size Enterprise business unit at the Israeli branch of SAP, the world leading organizational software company. Prior to his role at SAP in Israel, Mr. Dor led a business unit at Niram Gitan Group, a leading Israeli management-consulting firm. Mr. Dor holds an M.B.A. and a BSc in Industrial Engineering - both from Tel Aviv University.

Dr. Eyal Emmanuel has served as Chief Scientific Officer of Evogene since January 2019 and previously served as Evogene’s VP of Corporate Strategy from September 2018 until January 2019. In parallel Dr. Emmanuel is serving as the CEO of EcoBreed, an Israeli startup company and as the Chief Technology Officer of Agrinnovation – the Hebrew University’s internal fund for agriculture. From September 2017 to September 2018, Dr. Emmanuel served as the VP Ideation and technology evaluation of Yissum Ltd., the technology transfer office of the Hebrew University. From 2014 to January 2017, Dr. Emmanuel served as the Chief Science Officer & Head of R&D Crop Protection of Evogene. From May 2006 to September 2017, Dr. Emmanuel served in various managerial R&D positions, leading several of the Company’s key research programs. Prior to joining Evogene, Dr. Emmanuel served as a researcher at LSRI, Israel’s premier life sciences research center. Dr. Emmanuel holds a Ph.D. and an MSc from the Weizmann Institute’s Department of Plant Science as well as a BSc from the Hebrew University of Jerusalem, Faculty of Agriculture. Dr. Emmanuel also holds an MBA from the College of Management - Academic Studies (COMAS), majoring in Bio-Medical Management.

Dr. Elran Haber has served as Chief Executive Officer of Biomica Ltd., a subsidiary of Evogene, since January 2018. Dr. Haber previously served as Chief Executive Officer of Therapix Biosciences (NASDAQ, TASE: “TRPX”) beginning in November 2015. Prior to that, from March 2014, Dr. Haber served as our Vice President of Business Strategy and Innovation. Dr. Haber served for more than 10 years as Chairman and board member of several publicly traded and privately held companies, including Issta Lines Ltd. (TASE: “ISTA”) from 2007 to 2012, and American Express Global Business Travel – Israel (Histour-Eltive Ltd.) from 2010 to 2012, and has been a member of various board committees and has served in senior executive roles in various life science companies. Dr. Haber holds a Ph.D. in Pharmaceutical Science and an MBA in Finance & Financial Engineering, both from The Hebrew University of Jerusalem, Israel.

Dr. Arnon Heyman has served as Chief Executive Officer of Canonic Ltd. since April 2019 and as Vice President & General Manager of Ag-Seeds since January 2018, previously serving as director of project management crop protection. Dr. Heyman’s team was in charge of all collaboration and internal project in the fields of disease control, insect control and chemistry. Prior to Evogene, Dr. Heyman served as CTO of BondX Technologies Ltd. from 2009 to 2014. Dr. Heyman holds a PhD. in Biotechnology from The Hebrew University of Jerusalem (2008) and a MBA from the College of Management (2015).

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

Mr. Eran Kosover has served as Chief Executive Officer of AgPlenus Ltd., a subsidiary of Evogene, since November 2018. In January 2018, Mr. Kosover was appointed Executive Vice President & General Manager Ag-Chemicals, responsible for the overall management of the division. Previously, Mr. Kosover served as the Executive Vice President & General Manager Crop Protection from November 2015 to January 2018, responsible for the overall management of the Crop Protection division. Prior to that, Mr. Kosover served as Evogene’s VP Project Management from April 2014 to November 2015, and was responsible for managing all company collaborations and internal projects. From January 2009 to May 2011 Mr. Kosover served as a Business Development Manager. Prior to joining the company, Mr. Kosover was in charge of sales, business development and operations in Atera Networks, an Israeli Hi-tech start-up in the field of SMB IT. Prior to Atera, Mr. Kosover worked as a Project Manager in various strategic consulting projects for Teva Pharmaceuticals (mainly Teva EU division). Mr. Kosover holds an M.A. in Economics and a B.A. in Economics and Management, both from Tel Aviv University.

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

Directors

Mr. Martin S. Gerstel has served as our Chairman of the Board of Directors since December 2004 and as a director since February 2004. In addition, Mr. Gerstel has served as the Chairman of Compugen Ltd., a predictive drug discovery and development company, from 1997 to 2017; Chairman of Keddem Bioscience Ltd., a drug discovery company, from 2004 to 2016, and co-founder and co-chairman of Itamar Medical Ltd., a medical device company, from 1997 to 2017, where he now serves as a director. In addition, Mr. Gerstel has been a board member of Yeda Ltd., the technology transfer company of the Weizmann Institute of Science, since 1994 and was a board member of Yissum Ltd., the technology transfer company of The Hebrew University, from 2003 to 2015. He is a member of the board of governors and the executive committee of the Weizmann Institute of Science and the board of governors of The Hebrew University of Jerusalem. Prior to relocating to Israel, Mr. Gerstel was co-chairman and chief executive officer of ALZA Corporation, a U.S. pharmaceutical company specializing in advanced drug delivery, which he helped to found in 1968. Mr. Gerstel holds a BSc from Yale University and an MBA from Stanford University.

Ms. Sarit Firon has served as a director of our company since she was appointed by the Board in August 2016. Ms. Firon is the Managing Partner of Cerca Partners, a Venture Capital, co-investment fund. Previously, Ms. Firon was the Chief Executive Officer of Extreme Reality (XTR3D), a company that provides real time software-based, 3D motion capture technology, using a single standard webcam. Prior to her role at Extreme Reality (XTR3D), Ms. Firon held roles as Chief Financial Officer at each of Kenshoo, MediaMind (NSDQ: MDMD, acquired by DG corp.), OLIVE SOFTWARE, P-CUBE (acquired by Cisco) and RADCOM, LTD. (NSDQ: RDCM). Ms. Firon serves as the Chairperson of myThings, a global leader in customized programmatic ad solutions, which runs personalized retargeting campaigns on desktop, mobile and Facebook, since July 2015. Ms. Firon also holds other board positions at DTORAMA and Protected Media. Ms. Firon holds a Bachelor’s degree in accounting and economics, and a Diploma in Accounting Advanced Studies, both from Tel Aviv University.

Mr. Ziv Kop has served as a director of our company since January 2014. Mr. Kop serves as a director of Outbrain Inc. and Outbrain Ltd. Mr. Kop currently serves as Managing Partner at OG Tech Partners. From 2017 to 2019, Mr. Kop served as Partner at Marker/Innovation Endeavors VC. From February 2014 to June 2016, Mr. Kop served as chief operating officer and Active Board Member of Outbrain Inc. a web-based content discovery platform. Previously, and since its inception in 2003 until June 2013, Mr. Kop was a Managing Partner at GlenRock Israel., a private equity investment firm, where he managed a portfolio of growth companies in the fields of advanced technologies and healthcare, and served on the board of more than ten private and public companies. Prior to his role at GlenRock, Mr. Kop served as Chief Executive Officer of POC Management Consulting, a leading Israeli consultancy in the field of strategic planning. Mr. Kop holds an LL.B. and an MBA from Tel Aviv University Law School and Business School and is a graduate of INSEAD’s Young Managers Program.

Dr. Adrian Percy has served as a director of our company since February 2019. Dr. Percy serves on the board of directors of BioLumic, HiFidelity Genetics and Biotalys. He is a member of the science and technology boards of Terramera, Biotalys and Rothamsted Research. Dr. Percy currently serves as the CTO of UPL Ltd., is a venture partner with Finistere Ventures and frequently acts as an advisor to companies through his own consultancy company, Nomad Technology Consulting. Previously, Dr. Percy served as the head of research and development for the Crop Science division of Bayer as part of its executive committee. During his 16-year tenure at Bayer, he also led crop protection development activities for Bayer in North America and regulatory affairs activities across the entire division of Crop Science. Dr. Percy has held positions in the research and development departments of Rhone Poulenc, Aventis CropScience and Bayer in France, Germany and the United States. Dr. Percy earned a bachelor’s degree in pharmacology at the University of Liverpool, as well as a master’s degree in toxicology and a doctorate in biochemistry at the University of Birmingham.

Mr. Leon Y. Recanati has served as a director of our company since May 2005. Mr. Recanati has served as chairman and chief executive officer of GlenRock Israel Ltd. since 2003. Previously, Mr. Recanati was chief executive officer and/or chairman of IDB Holding Corporation; Clal Industries Ltd.; Azorim Investment Development and Construction Co Ltd.; Delek Israel Fuel Corporation; and Super-Sol Ltd. He also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an MBA from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion Institute of Technology and Tel Aviv University.

Dr. Oded Shoseyov has served as a director of our company since November 2018. Dr. Shoseyov is the scientific founder of 14 companies, including: Futuragene Ltd., Collplant Ltd., Biobetter Ltd., GemmaCert Ltd., SP-Nano materials Ltd., Melodea Ltd., Valentis Nanotech. Ltd., Paulee CleanTec Ltd., Smart Resilin Ltd., Sensogenic Ltd., and Karme Yosef Winery. Dr. Shoseyov is a faculty member of The Hebrew University of Jerusalem, where he conducts research in plant molecular biology protein engineering and nano-biotechnology. His group focus is on Bio-Inspired Nanocomposite materials. He has authored or co-authored more than 200 scientific publications and is the inventor or co-inventor of 64 patents. Dr. Shoseyov is a TED speaker and a co-owner and winemaker of BRAVDO winery. Dr. Shoseyov received the Outstanding Scientist Polak Award for 2002, the 1999 and 2010 Kay Award for Innovative and Applied Research, the 2012 Israel Prime Minister Citation for Entrepreneurship and Innovation, and the 2018 Presidential Award for his contribution to the Economy and Society of Israel. Dr. Shoseyov holds a BSc from the Hebrew University (1981), MSc from the Hebrew University (1982), and a Ph.D. from the Hebrew University (1987).

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

B.          Compensation

Aggregate and Individual Compensation of Officers and Directors

The aggregate compensation, including non-cash share-based compensation (consisting of expenses related to option grants), accrued by us in respect of the year ended December 31, 2019 to all persons who served as directors and/or executive officers during that year, was approximately $3.2 million. That amount includes approximately $0.3 million of gross compensation set aside or accrued for executive officers for purposes of pension, severance, retirement, car, phone or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to executive officers, and other expenses commonly reimbursed by companies in Israel.

During 2019, we granted to our executive officers and directors an aggregate amount of 230,000 options, of which 2,500 were granted with an exercise price of NIS 5.61, 2,500 were granted with an exercise price of NIS 5.63, 150,000 were granted with an exercise price of NIS 5.74, 7,500 were granted with an exercise price of NIS 6.19 and 67,500 were granted with an exercise price of NIS 8.53. Those options generally expire within ten years from the date of grant. In addition, during 2019, a few of our officers, who serve as CEOs in our subsidiaries, were granted options to purchase equity of our subsidiaries, which are not detailed above.

The following table presents information regarding compensation accrued in our financial statements for the year ended December 31, 2019 for our five most highly compensated executive officers.

	(in thousands, US$)(1)
Name and Position	Salary and related benefits	Bonus(2)	Value of Options Granted(3)	Total
Ofer Haviv President and Chief Executive Officer	366	76	96	538
Eran Kosover CEO AgPlenus	208	-	370	578
Ido Dor CEO Lavie Bio	209	48	404	661
Mark Kapel EVP Technology	199	35	51	285
Dorit Kreiner Chief Financial Officer	201	31	45	277

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in our financial statements.
(2)
Bonus amounts shown in this table reflect bonuses that were paid in 2020 relating to the officers’ service in our company in 2019, as approved by our compensation and nominating committee and board of directors, and, with respect to our Chief Executive Officer, also by our shareholders.

(3)
Consists of amounts recognized as non-cash expenses in our statement of profit or loss for the year ended December 31, 2019 in respect of option grants. Some of our executive officers were granted options to purchase equity of our subsidiaries for which they serve as officers, for which the related expenses were recorded in our statement of profit or loss.

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

Our compensation policy was last updated in September 2019, at a special general meeting of our shareholders, following the recommendation of our compensation committee and our board of directors.

Approvals Required for Compensation of Directors and Officers

Under the Companies Law, the compensation of each of our directors and our Chief Executive Officer requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of our shareholders at a general meeting (in the case of our Chief Executive Officer, the shareholder approval must include the special majority described under “Item 6. Directors, Senor Management and Employees— C. Board Practices— Approval of Related Party Transactions under Israeli Law— Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions”). The compensation of any other office holder (who is neither a director nor our Chief Executive Officer), if consistent with our compensation policy, requires the approval of our compensation committee, followed by our board of directors. Compensation of any such office holder that deviates from our compensation policy also requires shareholder approval, including by the special majority described under “Item 6. Directors, Senor Management and Employees— C. Board Practices— Approval of Related Party Transactions under Israeli Law— Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.”

Compensation of Executive Officers

Our compensation for our executive officers is paid pursuant to written employment agreements that we have entered with each of our executive officers and is based, in part, on each executive officer’s personal contribution to our management, operations and success. Such compensation is determined consistent with our compensation policy. For more information on our compensation policy, please see “—Compensation Policy” above.

Each executive officer’s entitlement to an annual bonus is determined according to a formula that is consistent with the compensation policy and that links financial and qualitative target-based goals and metrics related to the specific objectives within the responsibility of the relevant executive officer. The goals and objectives of our executive officers are determined by the compensation and nominating committee and our board of directors. For each fiscal year, our board of directors determines the maximum target bonus for each of our executive officers, including our Chief Executive Officer. In the case of our executive officers other than the Chief Executive Officer, assuming that the bonus terms conform to the compensation policy, such terms only require approval by the compensation and nominating committee followed by the board of directors. For our Chief Executive Officer, all terms of employment, including bonus terms, require, in general, approval by a majority of our shareholders present and voting (in person or by proxy) at a meeting of shareholders, subject to the additional condition that either: (i) the majority voted in favor includes a majority of the shares held by shareholders who are neither controlling shareholders of our Company nor have a conflict of interest (referred to as a “personal interest” under the Companies Law) in such matter, or (ii) the shares held by the foregoing non-conflicted, non-controlling shareholders that are voted against the terms of compensation do not constitute more than two percent of the outstanding voting rights in our company.

Each of the employment agreements with our executive officers contains provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and in the United States is subject to limitations. The employment agreement of each executive officer is terminable at will upon 60 days written notice by either party to the agreement, except for the employment agreement with Mr. Ofer Haviv, our President and Chief Executive Officer, which is terminable at will upon 90 days written notice, by either party to the agreement.

Director Compensation

Our directors are entitled to cash compensation and equity compensation as follows:

Cash Compensation to Directors

All of our directors receive annual fees and per-meeting fees for their service on our board and its committees, in the following amounts:

◾	Annual fees in an amount of approximately $17,950 for directors not classified as experts and approximately $24,000 for directors classified as experts; and

◾
Per-meeting fees in an amount of approximately $950 for directors not classified as experts and approximately $1,250 for directors classified as experts; 60% of such amounts for participation in meetings via phone and 50% of such amounts for resolutions adopted in writing.

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

Our Board has determined that Mr. Martin Gerstel, our chairman of the board, is an active chairman, and our shareholders have approved setting Mr. Gerstel's fees as active chairman at approximately $6,200 per month. Mr. Gerstel has waived his right to receive the per-meeting fees that are payable to our other directors for so long as he serves as the Company's active chairman of the board.

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

In addition, each non-employee director is granted annually, upon the anniversary of such director's original election to the board, options to purchase 2,500 ordinary shares of the Company. These options vest over a period of one year commencing three years following such anniversary of the director's appointment to the board, with one-fourth of the options vesting at the end of each successive three-month period during such year, subject to continued service through each vesting date. The chairman of the board is granted options to purchase twice the number of ordinary shares, on similar terms. All of our currently serving directors were granted options accordingly.

All option grants to directors are subject to the terms of our 2013 Share Option Plan and are granted at an exercise price equal to the higher of (i) the closing price of our ordinary shares on the TASE on the date of option allocation and (ii) the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the date of option allocation. All such options expire 10 years following the date of grant thereof.

Information regarding the options to purchase our ordinary shares (including number of options, exercise price and expiration date of all such options) held by each of our directors and executive officers who beneficially owns our ordinary shares, after including ordinary shares underlying options held by them, which, as of April 20, 2020, were exercisable or exercisable within 60 days, appears in the beneficial ownership table in Item 7.A below and in the footnotes thereto.

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

As of April 20, 2020, options to purchase 4,124,899 ordinary shares were outstanding under our option and incentive plans, having a weighted average exercise price of NIS 24.74 per share, of which, options to purchase 2,908,628 ordinary shares were exercisable. An additional 1,653,827 ordinary shares remained available for future grant under our option and incentive plans (all of which are available under our 2013 Plan) as of that date.

Among other types of option awards, our share option and incentive plans provide for granting options in compliance with Section 102 of the Israeli Income Tax Ordinance, 1961, which provides to employees, directors and officers, who are not controlling shareholders (i.e., who hold less than 10% of our share capital) and are Israeli residents, favorable tax treatment for compensation in the form of shares or options issued or granted, as applicable, to a trustee under the “capital gains track” for the benefit of the relevant employee, director or officer and are (or were) to be held by the trustee for at least two years after the date of grant or issuance. Under the “capital gains track”, we are not allowed to deduct an expense with respect to the grant or issuance of the options or shares.

The 2013 Plan also permits us to grant options to U.S. residents. Under an addendum to the 2013 Plan, or the U.S. Addendum, that our shareholders approved at a special general meeting of our shareholders in March  2016 following adoption by our board in March 2015, the board may grant options to purchase ordinary shares to U.S. residents, in accordance with the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code.

Options granted under our plans are subject to vesting schedules and generally expire 10 years from the grant date. The plans address the treatment of vested and unvested options upon the termination of employment of the option holder as well as upon consummation of a merger or consolidation of our company, or sale of all or substantially all of our shares or assets.

Subsidiary Equity Incentive Plans

In addition to the share option and incentive plans at our parent company level, each of our subsidiaries has adopted its own equity incentive plan. The following table presents information regarding our subsidiaries’ equity incentive plans, including the percentage of the equity of those companies that may be issued or granted as equity incentives to employees, directors or service providers of those companies and the percentage of that equity that has been issued or granted as of the date hereof (in both cases, after including shares underlying options).

Subsidiary	Percentage of Subsidiary's Equity Issuable as Equity Incentives	Percentage of Equity Granted to Date as Equity Incentives
AgPlenus	9.1%	5.6%
Biomica	24.5%	17.2%
Casterra	8%	3.9%
Canonic	9.1%	–
Lavie Bio	10%	7.8%

Grants under our subsidiaries’ equity incentive plans may qualify for favorable treatment under the tax law provisions of the United States or Israel. The share-based payments under our subsidiary equity incentive plans are presented as non-controlling interests in the financial statements and were valued at $0.8 million in 2019, as detailed in Note 16.e. to the financial statements included in this annual report under Item 18.

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

Our directors are elected annually, by a simple majority vote of holders of our voting shares participating and voting at the annual meeting of our shareholders, for a one-year term, from the annual general meeting of our shareholders at which they are elected until the next annual general meeting and until their respective successors are elected and qualified or until their earlier removal by our shareholders at a general meeting, or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association. The duration of service of each of our current directors can be found in their respective biographies in Item 6.A. above.

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

◾
such majority includes at least 2/3 of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such appointment, present and voting at such meeting; or

◾
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

Because our company did not have, in May 2016, and still does not have, a controlling shareholder, and as we comply with the Nasdaq Listing Rules applicable to domestic U.S. companies with respect to a majority of our directors being independent and with respect to the composition of our audit committee and compensation committee, our board of directors determined, in May 2016, to opt-out of the requirement to elect external directors. If in the future we were to have a controlling shareholder, we would likely again be required to comply with the Companies Law requirements relating to external directors and composition of the audit committee and compensation committee.

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

Financial Statements Review and Audit Committee

Our financial statements review and audit committee, or audit committee, consists of Ms. Sarit Firon, Mr. Ziv Kop and Dr. Oded Shoseyov. Ms. Firon serves as the Chairperson of the audit committee.

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

Audit Committee Role

Our board of directors (following the approval by our audit committee) has adopted an audit committee charter setting forth the required composition, meeting procedures and other matters related to the terms of operation of the committee. The charter also describes the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq Listing Rules, which include, among others:

◾	retaining and terminating the services of our independent auditors, subject to the approval of the board of directors and shareholders;

◾	pre-approval of audit and non-audit services to be provided by the independent auditors;

◾	reviewing with management and our independent directors our financial reports prior to their submission to the SEC; and

◾	approval of certain transactions with office holders and other related-party transactions.

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

Compensation and Nominating Committee

Our compensation and nominating committee, or compensation committee, consists of Ms. Sarit Firon, Mr. Ziv Kop and Dr. Oded Shoseyov. Dr. Shoseyov serves as the Chairperson of the committee.

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

Our board of directors has determined that each of the members of our compensation committee is considered “independent” under the Nasdaq Listing Rules and meets the enhanced independence requirements for members of the compensation committee under the Nasdaq Listing Rules and Rule 10C-1 under the Exchange Act.

Compensation and Nominating Committee Role

Our board of directors (following approval by our compensation committee) has adopted a compensation and nominating committee charter setting forth the required composition, meeting procedures and other matters related to the terms of operation of the committee. The charter also describes the responsibilities of the compensation committee consistent with the Nasdaq Listing Rules and the Companies Law, which include, among others:

◾
reviewing and recommending an overall compensation policy with respect to our Chief Executive Officer and other executive officers, as described above under “Item 6. Directors, Senior Management and Employees—B. Compensation— Compensation Policy”;

◾
reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

◾	reviewing and approving the granting of options and other incentive awards;

◾	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors; and

◾	advising our board of directors in selecting individuals who are best able to fulfill the responsibilities of a director or executive officer of our company.

The charter of the compensation and nominating committee is available on our website at http://www.evogene.com/wp-content/uploads/2017/07/9b-evogene-comp-nominating-committee-charter.pdf. The contents of that website do not constitute a part of this annual report.

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

Our internal auditor also provides management and the audit committee ongoing assessments of our risk management processes and our internal controls.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “Item 6. Directors, Senior Management and Employees— A. Directors and Senior Management” is an office holder under the Companies Law. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company. The duty of care includes a duty to use reasonable means to obtain (i) information on the appropriateness of a given action submitted for his or her approval or performed by virtue of his or her position; and (ii) all other important information pertaining to these actions. The duty of loyalty includes a duty to (i) refrain from any conflict of interest between the performance of his or her duties in the company and his or her personal affairs; (ii) refrain from any activity that is competitive with the business of the company; (iii) refrain from exploiting any business opportunity of the company in order to receive a personal gain for himself or herself or others; and (iv) disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

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

◾
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

◾
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

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his, her or its power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters: (i) an amendment to the company’s articles of association; (ii) an increase of the company’s authorized share capital; (iii) a merger; or (iv) an interested party transaction that requires shareholder approval.

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

Approval of Private Placements

Under the Companies Law, a significant private placement of securities requires approval by the board of directors and the shareholders by a simple majority. A private placement is considered a significant private placement if it results in a person becoming a controlling shareholder, or if all of the following conditions are met: (i) the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance; (ii) some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and (iii) the transaction will increase the relative holdings of a shareholder who holds 5% or more of the company’s outstanding share capital or voting rights, or will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

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

(i)
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

(ii)
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

(iii)
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association: (i) a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; (ii) a breach of the duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder; (ii) a financial liability imposed on the office holder in favor of a third party; (iv) a financial liability imposed on the office holder in favor of a third party harmed by a breach in an administrative proceeding; and (v) reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her.

An Israeli company may not indemnify or insure an office holder against any of the following: (i) a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; (ii) a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder; (iii) an act or omission committed with intent to derive illegal personal benefit; or (iv) a fine or forfeit levied against the office holder.

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

D.          Employees

The total number of employees in Evogene and its subsidiaries as of December 31, 2017, 2018 and 2019 was 165, 150, and 143, respectively. As April 20, 2020, the total number of employees in Evogene and its subsidiaries was 122. This net decrease over the course of the last three years mainly relates to adjustment of the workforce to our activities, and hiring new employees relevant to certain activities while reducing workforce in other areas of activity.

As of the date hereof, all of our employees are based in Israel, except for five U.S.-based employees who are based at our U.S. research and development site in St. Louis, Missouri and are employed by Lavie Bio Inc., a U.S. subsidiary of Lavie Bio. In addition, during 2019, we had, on average, approximately 17 hourly employees who are based in Israel. The following table shows the breakdown of our employees by division/category of activity and by location as of December 31, 2019, excluding hourly employees:

	As of December 31, 2019
	Israel (Evogene Ltd.)	U.S. (Lavie Bio Inc.)	Total
Executive Management	4	-	4
Lavie Bio Ltd.	15	-	15
AgPlenus Ltd.	16	-	16
Ag-Seeds division	5	-	5
Casterra Ag Ltd.	2	-	2
Biomica Ltd.	7	-	7
Canonic Ltd.	4	-	4
Technology Platform	57	4	61
General and administrative	25	-	25
Total	139	4	143

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

The employees of our U.S. subsidiaries are subject to the U.S. labor laws and have insurance coverage, health benefits and are covered by certain plans, such as (i) medical and dental care; (ii) long term disability protection plans; (iii) life insurance; and (iv) a 401(k) savings plan.

Our staff possesses multidisciplinary and wide-ranging expertise, with employees specializing in biology, chemistry, plant genetics, agronomics, mathematics, computer science and other related fields. Additionally, 38 of our employees hold a Ph.D.

E.          Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to the table in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of April 20, 2020 (unless otherwise indicated) by: (i) each person or entity known by us to own beneficially more than 5% of our outstanding shares; (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of April 20, 2020, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of shares beneficially owned by any shareholder has been calculated based on 25,754,297 ordinary shares outstanding as of April 20, 2020. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws.

Unless otherwise noted below, each shareholder’s address is c/o Evogene Ltd., 13 Gad Feinstein Street, Park Rehovot, Rehovot P.O.B 4173, Ness Ziona, 7414002, Israel. The shareholders listed below (including our directors and executive officers) do not have any different voting rights than any of our other shareholders. We know of no arrangements that would, at a subsequent date, result in a change of control of our company. A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past year is included under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

	Shares Beneficially Held
Name of Beneficial Owner	Number		Percentage of Class
Principal Shareholders
Entities affiliated with Waddell & Reed Financial, Inc. (1)	2,757,203		10.7%
Entities affiliated with The Phoenix Holdings Ltd. (2)	1,952,389		7.6%
Entities affiliated with Senvest Management, LLC (3)	2,179,092		8.5%
Monsanto Company (4)	1,636,364		6.4%
Entities affiliated with UBS Group AG (5)	1,369,829		5.3%

Executive Officers and Directors
Ofer Haviv	739,682	(6)	2.8%
Ido Dor	239,875	(7)	*
Dr. Eyal Emmanuel	39,378	(8)	*
Dr. Elran Haber	0	(9)	*
Dr. Arnon Heyman	76,433	(10)	*
Mark Kapel	101,136	(11)	*
Eran Kosover	222,500	(12)	*
Dorit Kreiner	36,185	(13)	*
Martin S. Gerstel	671,506	(14)	2.6%
Sarit Firon	9,375	(15)	*
Ziv Kop	15,625	(16)	*
Dr. Adrian Percy	3,125	(17)	*
Leon Y. Recanati	1,006,360	(18)	3.9%
Dr. Oded Shoseyov	3,750	(19)	*
All directors and executive officers as a group (14 persons)	3,164,930		11.6%
_______________________________
*	Less than 1%.

(1)
This information is based upon a Schedule 13G/A filed jointly with the SEC on February 14, 2020 by (i) Waddell & Reed Financial, Inc., or WDR; and (ii) Ivy Investment Management Company, or IICO, an investment advisory subsidiary of WDR, each of which reported sole voting and dispositive power with regard to all 2,757,203 shares. According to this Schedule 13G/A, the investment advisory contracts grant IICO investment power over securities owned by their advisory clients and the investment sub-advisory contracts grant IICO investment power over securities owned by their sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO may be deemed the beneficial owner of the securities under Rule 13d-3 of the Exchange Act. These ordinary shares are held by WDR and IICO. The principal address for these entities is 6300 Lamar Avenue, Overland Park, KS 66202.

(2)
This information is based upon a Schedule 13G/A filed jointly with the SEC on February 18, 2020 by (i) Itzhak Sharon (Tshuva); (ii) Delek Group Ltd. and (iii) The Phoenix Holdings Ltd. According to this Schedule 13G/A, 1,952,389 ordinary shares are held by various direct or indirect, majority or wholly-owned subsidiaries of The Phoenix Holdings Ltd. (referred to as the Subsidiaries), and only The Phoenix Holdings Ltd. may be deemed to possess shared voting and dispositive power with regard to such ordinary shares. The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. According to the Schedule 13G/A, the Phoenix Holdings Ltd. is no longer controlled by the Delek Group Ltd. or by Itzhak Sharon (Tshuva). The principal address of the Phoenix Holding Ltd. is 53 Derech Hashalom, Givataim, 53454, Israel.

(3)
This information is based upon a Schedule 13G/A filed jointly with the SEC on February 7, 2020 by (i) Senvest Management LLC. and (ii) Richard Mashaal. According to this Schedule 13G/A, all 2,179,092 reported ordinary shares are held in the accounts of Senvest Master Fund, LP and Senvest Technology Partners Master Fund, LP (collectively, the “Investment Vehicles”). Senvest Management, LLC may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Senvest Management, LLC's position as investment manager of each of the Investment Vehicles. Mr. Mashaal may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Mr. Mashaal's status as the managing member of Senvest Management, LLC. The principal address of Senvest Management, LLC is 540 Madison Avenue, 32nd Floor New York, New York 10022. The address of Mr. Richard Mashaal is c/o Senvest Management, LLC 540 Madison Avenue, 32nd Floor New York, New York 10022.

(4)
This information is based upon a Schedule 13G/A filed by Monsanto Company with the SEC on February 12, 2016. Monsanto Company is a Delaware corporation and is listed on the NYSE and possesses sole voting and dispositive power over these ordinary shares. The principal address for Monsanto Company is 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, USA.

(5)
This information is based upon a Schedule 13G/A filed with the SEC on February 11, 2020 by UBS Group AG, or UBS. UBS is a Swiss corporation and a bank, as defined under Section 3(a)(6) of the Exchange Act, and shares voting and dispositive investment power over these ordinary shares with its wholly-owned subsidiaries, UBS Europe SE., UBS Securities LLC and UBS AG London Branch. The principal address of UBS is Bahnhofstrasse 45, PO Box CH-8021 Zurich, Switzerland.

(6)
Consists of 739,682 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 20, 2020, of which options to purchase the following number of shares expire on the following dates, respectively: 200,000 on June 19, 2020, 215,000 on July 17, 2023, 170,000 on March 22, 2025, and 154,682 on August 8, 2027. The weighted average exercise price of these options is NIS 34.77.

(7)
Ido Dor serves as the CEO of our subsidiary company Lavie Bio, and as such, he holds options to purchase shares of Lavie Bio. In addition, Mr. Dor also holds options to purchase 239,875 ordinary shares of Evogene issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 20, 2020, of which options to purchase the following number of shares expire on the following dates, respectively: 21,875 on September 21, 2021, 7,500 on July 15, 2023, 25,000 on November 9, 2024, 23,000 ordinary on March 22, 2025, 80,000 on November 17, 2025, and 82,500 on August 8, 2027. The weighted average exercise price of these options is NIS 29.42.

(8)
Consists of 39,378 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 20, 2020, of which options to purchase the following number of shares expire on the following dates, respectively: 19,689 on November 13, 2028, and 19,689 on December 23, 2028. The weighted average exercise price of these options is NIS 10.16.

(9)
Elran Haber serves as the CEO of our subsidiary company Biomica, and as such, he holds options to purchase shares of Biomica rather than our company itself. For a description of our subsidiaries’ equity incentive plans, please see Item 6 “Directors, Senior Management and Employees—B. Compensation—Share Option and Incentive Plans—Subsidiary Equity Incentive Plans”.

(10)
Arnon Hayman serves as the CEO of our subsidiary company Canonic Ltd. Dr. Hayman holds options to purchase 76,433 ordinary shares of Evogene issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 20, 2020, of which options to purchase the following number of shares expire on the following dates, respectively: 10,000 on November 9, 2024, 18,000 on May 18, 2026, 34,375 on August 8, 2027, and 14,058 on February 26, 2028. The weighted average exercise price of these options is NIS 22.98.

(11)
Consists of 101,136 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 20, 2020, of which options to purchase the following number of shares expire on the following dates, respectively: 10,000 on June 19, 2020, 13,500 on July 15, 2023, 12,000 on March 22, 2025, 15,950 on August 8, 2027, 33,750 on February 26, 2028, 9,375 on February 5, 2029 and 6,561 on July 30, 2029. The weighted average exercise price of these options is NIS 21.95.

(12)
Eran Kosover serves as the CEO of our subsidiary company AgPlenus Ltd., and as such, he holds options to purchase shares of AgPlenus Ltd. In addition, Mr. Kosover also holds options to purchase 222,500 ordinary shares of Evogene issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 20, 2020, of which options to purchase the following number of shares expire on the following dates, respectively: 25,000 on May 7, 2024, 25,000 on November 11, 2024, 10,000 on March 22, 2025, 80,000 on November 17, 2025, and 82,500 on August 8, 2027. The weighted average exercise price of these options is NIS 32.41.

(13)
Includes of 34,685 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 20, 2020, of which options to purchase the following number of shares expire on the following dates, respectively: 13,124 on February 4, 2029, and 21,561 on July 30, 2029. The weighted average exercise price of these options is NIS 6.80. Also includes 1,500 ordinary shares held by a trustee in favor of Ms. Kreiner.

(14)
Includes 636,506 ordinary shares, consisting of: (a) 37,500 ordinary shares held by a trustee in favor of Mr. Gerstel; (b) 383,815 ordinary shares held by Martin Gerstel; and (c) 215,191 ordinary shares held by Shomar Corporation with respect to which Martin Gerstel and his wife Mrs. Shoshana Gerstel possess voting and investment power. Also includes 35,000 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 20, 2020, of which options to purchase the following number of shares expire on the following dates, respectively: 5,000 on June 11, 2020, 5,000 on September 17, 2021, 5,000 on November 10, 2022, 5,000 on September 14, 2023, 5,000 on August 16, 2024, 5,000 on July 2, 2025, and 5,000 on May 18, 2026. The weighted average exercise price of these options is NIS 38.03.

(15)
Consists of 9,375 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 20, 2020, which expire on August 10, 2026. The weighted average exercise price of these options is NIS 26.89.

(16)
Consists of 15,625 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 20, 2020, of which options to purchase the following number of shares expire on the following dates, respectively: 10,000 on March 20, 2024, 2,500 on March 22, 2025, 2,500 on February 28, 2026, and 625 on January 12, 2027. The weighted average exercise price of these options is NIS 57.76.

(17)
Consists of 3,125 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 20, 2020, which expire on December 23, 2028. The weighted average exercise price of these options is USD $2.56.

(18)
Includes 988,860 ordinary shares held by Mr. Recanati. Also includes 17,500 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 20, 2020, of which options to purchase the following number of shares expire on the following dates, respectively: 2,500 on June 11, 2020, 2,500 on September 17, 2021, 2,500 on June 11, 2022, 2,500 on September 15, 2023, 2,500 on August 17, 2024, 2,500 on July 2, 2025, and 2,500 on May 18, 2026. The weighted average exercise price of these options is NIS 38.03.

(19)
Consists of 3,750 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 20, 2020, which expire on November 13, 2028. The weighted average exercise price of these options is NIS 10.67.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2019, there were increases in the percentage ownership of some of our major shareholders, including entities affiliated with (i) The Phoenix Holdings Ltd. (from 6.8% to 7.6%) and (ii) Senvest Management, LLC, which first reported in April 2019 that they held 6.8%, and as of December 31, 2019 held 8.5%. On the other hand, there were decreases in the percentage ownership of entities affiliated with (x) our former significant shareholder, Migdal Insurance & Financial Holdings Ltd. (from 7.6% to 0.2%) and (y) WDR (from 10.9% to 10.7%).

Over the course of 2018, there were increases in the percentage ownership of some of our major shareholders, including (i) entities affiliated with The Phoenix Holdings Ltd. (from 6.7% to 6.8%); and (ii) entities affiliated with UBS (from 5.2% to 5.3%), while there were decreases in the percentage ownership of (x) entities affiliated with Migdal (from 7.6% to 7.4%), (y) entities affiliated with our former significant shareholder, Harel Insurance, Investments & Financial Services Ltd., or Harel (from 5.2% to 4.5%), and (z) entities affiliated with our former significant shareholder, Morgan Stanley (from 5.4% to 3.9%).

Over the course of 2017, there were increases in the percentage ownership of some of our major shareholders, including (i) entities affiliated with The Phoenix Holdings Ltd. (from 5.1% to 6.7%); and (ii) entities affiliated with Harel (from 5.1% to 5.2%), while there were decreases in the percentage ownership of (x) entities affiliated with Psagot Investment House Ltd. (from 6.1% to 4.7%) and (y) entities affiliated with WDR (from 11.9% to 10.9%).

Record Holders

As of March April 20, 2020, all of our ordinary shares were held of record in the United States, in the name of a single record shareholder — Cede & Co., as nominee for the Depository Trust Company. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, nor is it representative of where such beneficial holders reside, since the shares held in the name of Cede & Co. are listed for trading on Nasdaq and the TASE and are beneficially owned by a wide range of underlying beneficial shareholders who hold their shares in “street name,” including Israeli and other non-U.S. shareholders. In particular, we are aware, based on public filings, that the Phoenix Holdings Ltd. and UBS, which hold 7.6% and 5.3%, respectively, of our ordinary shares, have addresses outside of the United States.

B.          Related Party Transactions

Except as described below or elsewhere in this annual report, since January 1, 2019, we have had no transaction, nor do we have any presently proposed transaction, and neither we nor our subsidiaries have had any loan, nor do we or our subsidiaries have any presently proposed loan, involving any related party described in Item 7.B of Form 20-F promulgated by the SEC.

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

A.          Consolidated Statements and Other Financial Information

Consolidated financial statements

We have appended our consolidated financial statements at the end of this annual report, together with the report of our independent auditor on those financial statements, beginning on page F-2, as part of this annual report.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are currently not involved in any pending or contemplated legal proceedings that could reasonably be expected to have a significant effect on our financial position, profitability or cash flows. We may become involved in material legal proceedings in the future. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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

In addition, the distribution of dividends may be limited by Israeli law, which permits the distribution of dividends only out of distributable profits. See “Dividend and Liquidation Rights” in Exhibit 2.1 to this annual report.

B.          Significant Changes

No significant changes have occurred since December 31, 2019, except as otherwise disclosed in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.          Listing Details

Our ordinary shares have been listed for trading on the TASE since 2007, and were listed for trading on the NYSE commencing with our U.S. initial public offering in November 2013 until December 2016, at which point we transferred the listing to Nasdaq, where they have been listed from December 2016 to the present time. “EVGN” has served as the trading symbol for each such listing.

B.          Plan of Distribution

Not applicable.

C.          Markets

See “—A. Listing Details” above.

D.          Selling Shareholders

Not applicable.

E.          Dilution

Not applicable.

F.          Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.          Share Capital

Not applicable.

B.          Memorandum and Articles of Association

For a discussion of the provisions of the company’s articles of association with respect to the powers of directors, see “Item 6. Directors, Senior Management and Employees—C. Board Practices.”  A copy of our articles of association is attached as Exhibit 1.1 to this annual report. The information called for by this Item 10.B is set forth in Exhibit 2.1 to this annual report and is incorporated by reference into this annual report.

C.          Material Contracts

Collaboration and License Agreements

We have entered into collaboration and license agreements with Bayer (formerly Monsanto). Information on the collaboration and license agreements may be found in this annual report under “Item 4. Information on the Company” and is incorporated herein by reference.

Share Purchase Agreement with Corteva

In August 2019, we entered into a share purchase agreement with Corteva, whereby Corteva invested in our subsidiary Lavie Bio. That investment consisted of Corteva’s (i) contribution of its shares in Taxon Biosciences to Lavie Bio and (ii) payment of $10 million for equity of Lavie Bio. In exchange, Lavie Bio issued to Corteva approximately 28% of Lavie Bio’s shares. A description of that transaction is set forth in this annual report under “Item 4. Information on the Company,” which description is incorporated by reference herein.

Indemnification Agreements

We have entered into indemnification agreements with our office holders. Information on the indemnification agreements may be found in this annual report under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Directors and Officers—Indemnification Agreements” and is incorporated herein by reference.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual taxable income (including, but not limited to, dividends, interest and capital gain) exceeding a certain threshold (NIS 649,560 for 2019), which amount is linked to the annual change in the Israeli consumer price index.

United States Federal Income Taxation

The following is a description of the material United States federal income tax consequences to U.S. Holders (as defined below) of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax consequences to holders of our ordinary shares that hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

◾	banks, financial institutions or insurance companies;

◾	real estate investment trusts, regulated investment companies or grantor trusts;

◾	dealers or traders in securities, commodities or currencies;

◾	tax-exempt entities;

◾	certain former citizens or long-term residents of the United States;

◾	persons that received our shares as compensation for the performance of services;

◾	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

◾	partnerships (including entities classified as partnerships for United States federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

◾
persons subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares being taken into account in an “applicable financial statement” pursuant to Section 451(b) of the Code (as defined below);

◾	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar; or

◾	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

Moreover, this description does not address the United States federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. Each of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

◾	a citizen or resident of the United States;

◾
a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

◾	an estate the income of which is subject to United States federal income taxation regardless of its source; or

◾
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

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, the gross amount of any distribution that we pay you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. To the extent that the amount of any cash distribution exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, if you are a U.S. Holder you should expect that the entire amount of any cash distribution generally will be reported as dividend income to you; provided, however, that distributions of ordinary shares to U.S. Holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. Subject to the PFIC rules discussed below, non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Moreover, such reduced rate shall not apply if we are a PFIC for the taxable year in which we pay a dividend, or were a PFIC for the preceding taxable year. As discussed below, we believe we were classified as a PFIC for the year ending December 31, 2019. Dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

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

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize an amount of gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The tax basis in an ordinary share generally will equal the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares generally will be eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year. The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. However, as discussed below, we believe we were classified as a PFIC for the year ending December 31, 2019, in which case special rules may apply as explained below. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we were classified as a PFIC for the taxable year ending December 31, 2019. As a result, a U.S. Holder who held our ordinary shares at any time during 2018 would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules, either:

◾	at least 75% of its gross income is “passive income”; or

◾
at least 50% of the average quarterly value of its gross assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. For publicly traded corporations, the PFIC asset test described above is applied using the fair market value of the non-U.S. corporation’s assets. For purposes of a the PFIC asset test, a publicly traded non-U.S. corporation may treat the aggregate fair market value of its assets as being equal to the sum of its Market Capitalization and the total amount of its liabilities. We intend to take the position that the excess of our Market Capitalization plus liabilities over the book value of all of our assets may generally be treated as attributable to non-passive asset. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

Based on the book value of our assets and liabilities and our Market Capitalization in 2019, we believe that we met the PFIC asset test described above for 2019 and, as a result, we were classified as a PFIC in 2019. Furthermore, because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because our Market Capitalization is currently below the level necessary to avoid PFIC status for 2020, there is substantial risk we will be classified as a PFIC for the 2020 taxable year as well. However, because PFIC status is based on our income, assets and activities for the entire taxable year, and our Market Capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2020 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually after the close of each taxable year based on tests which are factual in nature, and our status in future years will depend on our income, assets, activities and Market Capitalization in those years. Thus, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year.

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

U.S. Holders are strongly encouraged to consult their tax advisors regarding the consequences of our classification as a PFIC for our 2019 taxable year, our potential classification as a PFIC in 2020 and future taxable years, and the application of the PFIC rules on their investment.

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

F.           Dividends and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.          Documents on Display

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations of these requirements by filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to furnish to the SEC reports of foreign private issuer on Form 6-K containing unaudited quarterly financial information.

The SEC maintains an Internet website at http://www.sec.gov that contains reports, including this annual report and the documents referred to herein, proxy statements, information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval, or “EDGAR” system.

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

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates, inflation, and other risks. We regularly assess the risks to minimize any adverse effects on our business. For sensitivity analysis of our exposure to foreign currency exchange fluctuations and changes in market prices of listed securities, see Note 13d to our consolidated financial statements as of, and for the year ended, December 31, 2019 included elsewhere in this annual report.

Foreign Currency Risk

Most of our revenues are denominated in U.S. dollars. By contrast, we incur expenses primarily denominated in NIS. As a result, any appreciation of the NIS relative to the U.S. dollar adversely impacts our profitability due to the portion of our expenses that are incurred in NIS. As of December 31, 2019, we did not have any open forward currency contracts. In the future we may enter into hedging transactions in order to decrease our foreign currency risk; however, these transactions may not fully protect us from such risk.

The following table presents information about the changes in the exchange rate of the NIS against the U.S. dollar:

Period	Depreciation (Appreciation) of the NIS against the U.S. dollar (%) Based on Average of Daily Exchange Rates Throughout Year Compared to Previous Year
2019	(7.7)
2018	(0.1)
2017	(6.3)
2016	(1.1)
2015	8.6

Our exposure related to exchange rate changes on our net asset position denominated in currencies other than U.S. dollars varies with changes in our net asset position. Net asset position refers to financial assets, such as trade receivables and cash and cash deposits, less financial liabilities, such as trade payable and other payables. The impact of any such transaction gains or losses is reflected in financing expenses or income. Our most significant exposure relates to a potential change in the U.S. dollar-NIS exchange rates. Assuming a 10% decrease in the U.S. dollar relative to the NIS, and assuming no other change, our financing expenses would have increased by $0.8 million in 2019, increased by $2.1 million in 2018 and decreased by $0.3 million in 2017 due to our positive current net asset position denominated in NIS as of December 31, 2019 and negative current net asset position denominated in NIS as of December 31, 2018 and 2017. As of December 31, 2019, we did not have any hedge arrangements in place to protect our exposure to foreign currency risk.

Commodity Price Risk

Changes in commodity prices in the agriculture markets may affect our reported operating results and cash flows in view of our activity in the agriculture segment. For example, a decrease in the prices of corn and soy grains may adversely impact the budget for, and size of, research and development expenditures of our existing and potential collaborators and, in turn, our ability to continue or extend existing collaborations or enter into new ones. Further, the royalties we may receive from our collaborators on the sales and transfers of seeds containing the traits we develop could be affected by fluctuations in seed commodity prices. As of December 31, 2019, we did not have any hedge arrangements in place to protect our exposure to commodity price fluctuations.

Interest rate risk

We have a considerable investment in marketable securities that consist of corporate bonds and government treasury notes denominated in NIS and in U.S. dollars. These investments expose us to the risk of interest rate fluctuations. An increase in Israeli or U.S. interest rates could cause the fair value of these investments to decrease. As of December 31, 2019, the fair value of these investments was $2.1 million. The potential loss in fair value from a hypothetical 0.5% increase in the interest rate would be approximately $0.03 million. As of December 31, 2019, we did not have any hedge arrangements in place to protect our exposure to interest rate fluctuations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The effective date of the registration statement on Form F-1, File No. 333-191315, for our U.S. initial public offering of ordinary shares was November 20, 2013. The offering commenced on November 21, 2013 and was closed on November 26, 2013. Credit Suisse Securities and Deutsche Bank Securities acted as joint book-running managers for the offering, and Oppenheimer & Co. and Piper Jaffray & Co. acted as co-managers. We registered and sold 5,750,000 of our ordinary shares in our U.S. initial public offering. The aggregate offering price of the shares registered was approximately $84.8 million, as was the aggregate price of the shares sold. The total expenses of the offering, including underwriting discounts and commissions, were approximately $8 million. The net proceeds that we received from the offering were approximately $76.8 million.

A portion of the net proceeds from our U.S. initial public offering has been used to develop our operations in the agriculture, human health and industrial applications segments, and to fund our working capital and capital expenditures. The balance is held in cash, short term deposit and marketable securities.

None of the net proceeds of our U.S. initial public offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2019. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2019, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In conducting its assessment of internal control over financial reporting, management used the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

(c)	Attestation Report of Registered Public Accounting Firm

Not applicable (we are exempt from this requirement due to our status under the Exchange Act as a non-accelerated filer as of the current time).

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

We have adopted a Code of Ethics and Proper Business Conduct applicable to our executive officers, directors and all other employees, which is a “code of ethics” as defined in this Item 16B of Form 20-F promulgated by the SEC. We have also implemented a training program for new and existing employees concerning our Code of Ethics and Proper Business Conduct. A copy of the code is delivered to every employee of Evogene Ltd. and all of its subsidiaries, and is available to investors and others, without charge, on our website at http://www.evogene.com/investor-relations/corporate-governance/ or by contacting our investor relations department. Information contained on, or that can be accessed through, our website does not constitute a part of this Form 20-F and is not incorporated by reference herein. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website within four business days following the date of amendment or waiver in accordance with the requirements of the Nasdaq listing rules and Instruction 4 to such Item 16B. We granted no waivers under our Code of Ethics and Proper Business Conduct in 2019. We also intend to disclose any amendments to, or waivers of, the Code of Ethics and Proper Business Conduct applicable to our directors or executive officers on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services.

We paid or accrued the following fees for professional services rendered by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global and an independent registered public accounting firm, for the years ended December 31, 2018 and 2019:

	2018	2019
Audit Fees	$155,000	$130,000
Audit-Related Fees	-	5,000
Tax Fees	23,000	14,000
All Other Fees	-	-
Total	$178,000	$149,000

“Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

 “Audit-related fees” and “All Other Fees” are for other tax filings and IFRS-US GAAP translations for internal use.

“Tax fees” include fees for professional services rendered by our auditors for tax compliance and tax consulting in connection with international transfer pricing.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually any specific audit and non-audit services, audit-related services and tax services that may be performed by our independent accountants. Pursuant to that policy, our audit committee pre-approved all fees paid to our auditors for the year ended December 31, 2019.

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

Except as otherwise indicated, we are in compliance with corporate governance standards as currently applicable to us under Israeli, U.S., SEC and Nasdaq laws, rules and/or regulations, as applicable. Under the Nasdaq Listing Rules, as a foreign private issuer, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Listing Rules for U.S. domestic issuers. We currently follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, solely with respect to the following requirements:

◾
Quorum. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, at least two shareholders), instead of 33 1/3% of the issued share capital, as required under the Nasdaq Listing Rules.

◾
Executive sessions of independent directors. Israeli law does not require executive sessions of independent directors. Although all of our current directors are “independent directors” under the applicable Nasdaq criteria, we do not intend to comply with this requirement if we have directors who are not independent.

◾
Shareholder approval. We seek shareholder approval for all corporate actions requiring such approval under the Companies Law, which include (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at our company), (ii) transactions concerning the compensation, indemnification, exculpation and insurance of the chief executive officer; (iii) the compensation policy recommended by the compensation committee of our board of directors and approved by our board of directors (and any amendments thereto); (iv) extraordinary transactions with, and the terms of employment or other engagement of, a controlling shareholder (if and when this becomes relevant to our company), (v) amendments to our articles of association, and (vi) certain non-public issuances of securities. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies. We are not required, however, to seek shareholder approval for any of the following events described in the Nasdaq Listing Rules:

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

See pages F-2 through F-42 of this annual report.

ITEM 19.	EXHIBITS

ANNUAL REPORT ON FORM 20-F INDEX OF EXHIBITS
Exhibit No.	Description
1.1
Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 to Evogene’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 30, 2018)

2.1	Description of ordinary shares of Evogene
4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
4.2	Evogene Share Option Plan (2002) (incorporated by reference to Exhibit 10.10 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
4.3	Evogene Ltd. Key Employee Share Incentive Plan, 2003 (incorporated by reference to Exhibit 10.11 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
4.4.1	Evogene Ltd. 2013 Share Option Plan (incorporated by reference to Exhibit 10.12 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
4.4.2
2015 U.S. Addendum to Evogene Ltd. 2013 Share Option Plan (incorporated by reference to Exhibit A to the proxy statement for Evogene’s special general meeting of shareholders held on March 15, 2016, annexed as Exhibit 99.1 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on February 4, 2016)

4.5
Second Amended and Restated Collaboration Agreement, dated October 27, 2013, by and between Monsanto Company and Evogene Ltd. (incorporated by reference to Exhibit 10.1 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315)) †

4.6
Evogene Ltd. Officers Compensation Policy (incorporated by reference to Appendix A to Evogene’s proxy statement for its special general meeting of shareholders held on September 26, 2019, annexed as Exhibit 99.2 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on August 22, 2019)

4.7	Share Purchase Agreement, dated as of August 6, 2019, by and among Evogene Ltd., Lavie Bio Ltd., Lavie Bio Inc., Lavie Tech Inc., Pioneer Hi-Bred International, Inc. and Taxon Biosciences, Inc.*
8.1	List of subsidiaries of the Registrant
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global

† Confidential treatment has been granted for portions of this document. The omitted portions of this document have been filed with the SEC.

*	Portions of this exhibit have been omitted in accordance with the rules of the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Evogene Ltd.
Date: April 27, 2020	By: /s/ Ofer Haviv Name: Ofer Haviv Title: President and Chief Executive Officer

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EVOGENE LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Evogene Ltd. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of profit or loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Tel-Aviv, Israel
April 27, 2020

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2019	2018

CURRENT ASSETS:
Cash and cash equivalents	6	$34,748	$5,810
Marketable securities	7	2,128	26,065
Short-term bank deposits		10,000	22,592
Trade receivables		72	160
Other receivables and prepaid expenses	8	2,079	861

		49,027	55,488
LONG-TERM ASSETS:
Long-term deposits		9	19
Operating lease right-of-use-assets	9	2,671	-
Property, plant and equipment, net	10	2,583	3,187
Intangible assets, net	11	17,074	-

		22,337	3,206

		$71,364	$58,694
CURRENT LIABILITIES:
Trade payables		$1,001	$1,015
Employees and payroll accruals		2,071	2,081
Operating lease liability		895	-
Liabilities in respect of government grants	12	37	988
Deferred revenues and other advances	5	386	412
Other payables		1,339	935

		5,729	5,431
LONG-TERM LIABILITIES:
Operating lease liability		2,076	-
Liabilities in respect of government grants	12	3,325	2,898
Deferred revenues and other advances	5	9	28
Severance pay liability, net	14	8	31

		5,418	2,957
SHAREHOLDERS' EQUITY:	16
Ordinary shares of NIS 0.02 par value: Authorized − 150,000,000 ordinary shares; Issued and outstanding – 25,754,297 shares at December 31, 2019 and 2018, respectively		142	142
Share premium and other capital reserves		205,904	187,701
Accumulated deficit		(155,902)	(137,790)

Equity attributable to equity holders of the Company		50,144	50,053

Non-controlling interests		10,073	253

Total equity		60,217	50,306

		$71,364	$58,694

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2019	2018	2017

Revenues		$753	$1,747	$3,381
Cost of revenues	18a	334	1,452	2,845

Gross profit		419	295	536

Operating expenses:

Research and development, net	18b	15,791	14,686	16,987
Business development	18c	2,029	2,084	1,686
General and administrative	18d	3,765	3,514	3,810

Total operating expenses		21,585	20,284	22,483

Operating loss		(21,166)	(19,989)	(21,947)

Financing income	18e	2,630	1,413	2,125
Financing expenses	18e	(555)	(2,206)	(1,005)

Financing income (expenses), net		2,075	(793)	1,120

Loss before taxes on income		(19,091)	(20,782)	(20,827)
Taxes on income		24	30	11

Loss		$(19,115)	$(20,812)	$(20,838)

Attributable to:
Equity holders of the Company		(18,112)	(20,758)	(20,838)
Non-controlling interests		(1,003)	(54)	-

		$(19,115)	$(20,812)	$(20,838)

Basic and diluted loss per share, attributable to equity holders of the Company	19	$(0.70)	$(0.81)	$(0.81)

Weighted average number of shares used in computing basic and diluted loss per share		25,754,297	25,753,411	25,673,276

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Attributable to equity holders of the Company
	Share capital	Share premium and other capital reserves	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2017	$141	$183,342	$(96,194)	$87,289	$-	$87,289

Loss	-	-	(20,838)	(20,838)	-	(20,838)

Exercise of options	1	682	-	683	-	683

Share-based compensation	-	2,244	-	2,244	-	2,244

Balance as of December 31, 2017	$142	$186,268	$(117,032)	$69,378	$-	$69,378

Loss	-	-	(20,758)	(20,758)	(54)	(20,812)

Exercise of options	*)-	9	-	9	-	9

Share-based compensation	-	1,424	-	1,424	307	1,731

Balance as of December 31, 2018	$142	$187,701	$(137,790)	$50,053	$253	$50,306

Loss	-	-	(18,112)	(18,112)	(1,003)	(19,115)

Issuance of subsidiary's ordinary shares to non-controlling interests	-	17,406	-	17,406	10,042	27,448

Benefit to non-controlling interests regarding share-based compensation	-	(17)	-	(17)	17	-

Share-based compensation	-	814	-	814	764	1,578

Balance as of December 31, 2019	$142	$205,904	$(155,902)	$50,144	$10,073	$60,217

*) Represents an amount lower than $1

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Cash flows from operating activities:

Loss	$(19,115)	$(20,812)	$(20,838)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	2,395	2,020	2,145
Amortization of intangible assets	374	-	-
Share-based compensation	1,578	1,731	2,244
Net financing expenses (income)	(2,414)	694	(1,454)
Loss from deduction of property, plant and equipment	12	-	-
Taxes on income	24	30	11

	1,969	4,475	2,946
Changes in asset and liability items:

Decrease (increase) in trade receivables	88	(28)	37
Decrease (increase) in other receivables	(1,250)	95	221
Increase in long term deposits	(10)	-	(6)
Decrease in trade payables	(122)	(114)	(86)
Decrease in severance pay liability, net	(23)	-	-
Decrease in employees and payroll accruals	(10)	(132)	(7)
Increase in other payables	375	183	145
Decrease in deferred revenues and other advances	(45)	(165)	(500)

	(997)	(161)	(196)

Cash received (paid) during the year for:

Interest received	803	1,360	2,173
Interest paid	(302)	-	-
Taxes paid	(24)	(23)	(14)

Net cash used in operating activities	$(17,666)	$(15,161)	$(15,929)

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Cash flows from investing activities:

Purchase of property, plant and equipment	$(900)	$(374)	$(590)
Proceeds from sale of marketable securities	27,084	63,639	22,737
Purchase of marketable securities	(1,637)	(31,700)	(11,659)
Proceeds from (investment in) bank deposits, net	12,592	(14,212)	4,757

Net cash provided by investing activities	37,139	17,353	15,245

Cash flows from financing activities:

Proceeds from exercise of options	-	9	683
Repayment of operating lease liability	(597)	-	-
Issuance of subsidiary's ordinary shares to non-controlling interests	10,000	-	-
Proceeds from government grants	493	354	339
Repayment of government grants	(590)	(66)	(208)

Net cash provided by financing activities	9,306	297	814

Exchange rate differences on cash and cash equivalent balances	159	(114)	69

Increase in cash and cash equivalents	28,938	2,375	199

Cash and cash equivalents at the beginning of the year	5,810	3,435	3,236

Cash and cash equivalents at the end of the year	$34,748	$5,810	$3,435

Significant non-cash activities
Acquisition of property, plant and equipment	$216	$80	$39

Increase of operating lease right-of-use-assets	$3,437	-	-

Acquisition of intangible assets	$17,448	-	-

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: –      GENERAL

a.
Evogene Ltd. together with its subsidiaries ("the Company" or "Evogene"), is a leading biotechnology company aiming to revolutionize the development of novel products for life-science based industries, including human health, agriculture, and industrial applications, by utilizing cutting edge computational biology technologies. To achieve this mission, it established the Computational Predictive Biology (“CPB”) platform, leveraging the revolutions in Big Data and Artificial Intelligence and incorporating a deep understanding of biology. The CPB platform aims to disrupt conventional life-science product development methodology, currently challenged by inefficiencies, by computationally designing the most relevant core components for life-science products such as microbes, small molecules and genes. This platform is utilized by the Company to discover and develop innovative products in the following areas: ag-chemicals, ag-biologicals, seed traits, medical cannabis, human microbiome-based therapeutics and integrated castor oil ag-solutions.

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

c.
The Company has the following subsidiaries: Casterra Ag Ltd. (formerly Evofuel Ltd.), Evogene Inc., Biomica Ltd., AgPlenus Ltd., Lavie Bio Ltd., Canonic Ltd., Lavie Bio Inc., Lavie Tech Inc. and Taxon Biosciences, Inc.

Casterra Ag Ltd. was incorporated on January 1, 2012 and is currently focusing on the development of improved castor bean seeds for industrial uses.

Evogene Inc. was incorporated in Delaware, United States on September 22, 2006. Since 2015, Evogene Inc. has been engaged in research and development in the field of insect control and located in the Bio-Research and Development Growth (BRDG) Park, in St. Louis, Missouri, United States.

Biomica Ltd. was incorporated on March 2, 2017, with the mission of discovering and developing human microbiome-based therapeutics.

AgPlenus Ltd. was incorporated on June 10, 2018, with the mission to design effective and sustainable crop protection ag-chemicals products by leveraging predictive biology.

Lavie Bio Ltd. was incorporated on January 21, 2019, with the mission to improve food quality and sustainability through the introduction of microbiome-based ag-biologicals products. Lavie Bio Ltd. has incorporated two wholly owned subsidiaries, Lavie Bio Inc. and Lavie Bio Tech. Lavie Bio Tech wholly owns as a subsidiary Taxon Biosciences, Inc. (see item d below).

Canonic Ltd. was incorporated on March 25, 2019, with the mission to develop next-generation medical cannabis products.

d.
On August 6, 2019, Corteva Inc. (“Corteva”) invested in the Company's agriculture biologicals subsidiary, Lavie Bio Ltd., which included a cash investment of $10,000 and the contribution of all shares of Corteva’s wholly owned subsidiary Taxon Biosciences, Inc. for 27.84% of Lavie Bio Ltd.'s shares. As part of the foregoing transaction, the parties entered into a commercial arrangement, including with respect to the commercialization by Corteva of Lavie Bio Ltd.’s products, mainly in corn and soybean (See Note 11 and Note 16).

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: –      GENERAL (Cont.)

e.
The Company’s subsidiaries and divisions are split into three operating segments: (1) Agriculture - Evogene seed traits division, Lavie Bio, Ag Planus; (2) Human - Biomica, Canonic; and (3) Industry - Casterra (see also Note 20).

f.	Definitions

In these Financial Statements –

Subsidiary
-    Company that is controlled by the Company (as defined in International Financial Reporting Standards (“IFRS”) 10- Consolidated Financial Statements) and whose accounts are consolidated with those of the Company.

Related parties	- As defined in International Accounting Standard (“IAS”) 24- Related Party Disclosures.

NOTE 2: -       SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

These financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

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

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Company. Significant intracompany balances and transactions and gains or losses resulting from intracompany transactions are eliminated in full in the consolidated financial statements. Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position.

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

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty, and which form part of the Company's cash management.

e.	Short-term deposits:

Short-term bank deposits are deposits with an original maturity of more than three months from the date of investment and which do not meet the definition of cash equivalents. The deposits are presented according to their terms of deposit.

f.	Government grants:

Government grants received from the Israel Innovation Authority (“IIA”, formerly “Office of the Chief Scientist in Israel")) and the Israel-U.S. Binational Industrial Research and Development Foundation ("BIRD") are recognized upon receipt as a liability if future economic benefits are expected from the research project that will result in royalty-bearing sales.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A liability for the loan is first measured at fair value using a discount rate that reflects a market rate of interest. The difference between the amount of the grant received and the fair value of the liability is accounted for as a government grant and recognized as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method. Royalty payments are treated as a reduction of the liability. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37- Provisions, Contingent Liabilities and Contingent Assets.

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

Non-refundable grants from the IIA and the European Union Horizon 2020 for funding research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a deduction from research and development expenses.

g.	Leases:

As described below regarding the initial application of IFRS 16, "Leases" ("IFRS 16"), the Company elected to adopt the provisions of IFRS 16 using the modified retrospective method (without restatement of comparative data).

The accounting policy for leases applied effective from January 1, 2019, is as follows:

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

1.	Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Following are the amortization periods of the right-of-use assets by class of underlying asset:

	Years	Mainly

Leasehold	2-8	6
Motor vehicles	1-3	1

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

2.	Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in the consumer price index ("CPI") or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

3.	Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of motor vehicles (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

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

Effective of January 1, 2018, the Company adopted IFRS 15, "Revenue from Contracts with Customers" ("IFRS 15"). The Company elected to adopt the provisions of IFRS 15 using the modified retrospective method with the application of certain practical expedients and without restatement of comparative data.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 15 introduces a five-step model that applies to revenue earned from contracts with customers:

Step 1: Identify the contract with a customer, including reference to contract combination and accounting for contract modifications.

Step 2: Identify the distinct performance obligations in the contract.

Step 3: Determine the transaction price, including reference to variable consideration, significant financing components, non-cash consideration and any consideration payable to the customer.

Step 4: Allocate the transaction price to the distinct performance obligations on a relative stand-alone selling price basis using observable prices, if available, or using estimates and assessments.

Step 5: Recognize revenue when a performance obligation is satisfied, either at a point in time or over time.

IFRS 15 has been applied for the first time in the financial statements as of December 31, 2018 and the initial application of IFRS 15 did not affect the Company's financial statements.

Revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations such as licenses, services, royalties and milestone events require an allocation of the transaction price to each performance obligation based on a relative standalone selling price (“SSP”) basis. The Company establishes SSP based on management judgment, considering internal factors such as margin objectives, pricing practices and historical sales.

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

Revenues from milestone events stipulated in the agreements are recognized upon the occurrence of the event or achievement of the milestone specified in the agreement.

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

Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized, or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

l.	Intangible assets:

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Intangible assets with finite live are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss (see Note 11).

A summary of the useful economic lives of the intangible assets purchased by the Company is as follows:

Years

Pipeline Products	17-20
Potential Products	17-20
Microorganisms Collection	17-20

m.	Financial instruments:

Effective of January 1, 2018, the Company adopted IFRS 9, "Financial Instruments" ("IFRS 9"), which replaced IAS 39- Financial Instruments: Recognition and Measurement. The Company elected to adopt the provisions of IFRS 9 retrospectively without restatement of comparative data.

1.        Financial assets:

Financial assets are classified, at initial recognition, and subsequently measured at amortized cost, fair value through other comprehensive income, and fair value through profit or loss.

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

5.          Offsetting financial instruments:

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

6.         De-recognition of financial instruments:

a)	Financial assets:

A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or the Company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the cash flows in full without material delay to a third party and has transferred substantially all the risks and rewards of the asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

b)	Financial liabilities:

A financial liability is derecognized when it is extinguished, that is when the obligation is discharged or cancelled or expires. A financial liability is extinguished when the debtor (the Company) discharges the liability by paying in cash, other financial assets, goods or services; or is legally released from the liability.

n.	Provisions:

A provision in accordance with IAS 37 is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

o.	Employee benefit liabilities:

The Company has several employee benefit plans:

1.	Short-term employee benefits:

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

p.        Share-based payment transactions:

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

q.	Loss per share:

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

-	Discount rate for a lease liability:

When the Company is unable to readily determine the discount rate implicit in the lease for calculating the lease liability, it uses an incremental borrowing rate that represents the rate of interest that a lessee would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. When the Company cannot rely on borrowing transactions, it determines the incremental borrowing rate based on its financing risk, the lease period and other economic variables dictated by the lease contract's existing conditions and restrictions. The Company occasionally hires an external valuation expert for determining the incremental borrowing rate.

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: -	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUPMTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

-	Government grants:

Government grants received from the IIA and BIRD are recognized as a liability if future economic benefits are expected from the research and development activity that will result in royalty-bearing sales. There is uncertainty regarding the estimated future cash flows used to measure the amount of the liability.

-	Legal claims:

In estimating the likelihood of outcome of legal claims filed against the Company and its investees, the Company rely on the opinion of their legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

-	Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price and exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

-	Leases - Estimating the incremental borrowing rate:

The Company cannot readily determine the interest rate implicit in the lease; therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease.

The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the Company's stand-alone credit rating).

-	Intangible assets - Estimating the fair value:

The fair value of intangible assets purchased is determined upon initial recognition by either one of three traditional methods in valuating an asset. These methods include the market approach, the income approach and the cost approach. The pipeline products and potential products were valued by applying the income approach and the Microorganisms collection was valued using the cost approach. The useful economic life was determined through years of development until final year of projected sales. When applying the income approach, the cash flows expected to be generated by intangible assets are discounted to their present value equivalent using a rate of return that reflects the relative risk of the investment, as well as the time value of money. For each intangible asset, a specific discount rate was valuated using the "Modified CAPM Build-Up Method".

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: -	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

IFRS 3, "Business Combinations":

In October 2018, the IASB issued an amendment to the definition of a "business" in IFRS 3, "Business Combinations" (the “Amendment"). The Amendment is intended to assist entities in determining whether a transaction should be accounted for as a business combination or as an acquisition of an asset.

The Amendment consists of the following:

1.
Clarification that to meet the definition of a business, an integrated set of activities and assets must include, as a minimum, an input and a substantive process that together significantly contribute to the ability to create output.

2.
Removal of the reference to the assessment whether market participants are capable of acquiring the business and continuing to operate it and produce outputs by integrating the business with their own inputs and processes.

3.	Introduction of additional guidance and examples to assist entities in assessing whether the acquired processes are substantive.

4.	Narrowing the definitions of "outputs" and "business" by focusing on goods and services provided to customers.

5.	Introducing an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The Amendment is to be applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, with earlier application permitted.

NOTE 5: -	COLLABORATION AND RESEARCH AGREEMENTS-

Below is information regarding collaboration agreements each of which amounts to 10% or more of our total revenues in 2019:

a.	In November 2016, the Company entered into a research agreement with ADAMA Ltd., for research of samples sent by ADAMA Ltd. to the Company.

In July 2017, the Company entered into a research agreement with Pioneer Hi-Bred International, Inc. ("Pioneer") for the validation and further development activities relating to certain microbial strains. In January 2019, the Company provided Pioneer with collaboration strain for performance of a second year of field trials. As a result of the research agreement the Company recorded a revenue of $250 in 2019.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: -	COLLABORATION AND RESEARCH AGREEMENTS- (Cont.)

b.
In May 2018, the Company entered into a research agreement with Instituto Matogrossense do Algodao ("IMA"), for evaluating the insecticidal activity of certain proprietary material obtained from bacteria. The Company transferred two batches of certain proteins for testing in insect bioassay.

c.
In December 2018, the Company entered into a collaboration with TMG Tropical Melhoramento e Genetica S.A., for the development of soybean cyst nematode, and potentially other nematode resistance using genome editing technology. In the initial phase of the collaboration, the Company calibrated its proprietary genome editing protocols for the TMG soybean lines on which to perform genome edits using its CPB platform. In the next phase, the Company will design genome edits with respect to various combinations. In the final phase, the Company will deliver edited lines to TMG.

NOTE 6: -       CASH AND CASH EQUIVALENTS

	December 31,
	2019	2018

Cash for immediate withdrawal in USD	$24,823	$2,069
Cash for immediate withdrawal in NIS	9,459	3,415
Cash for immediate withdrawal in Euro and other currencies	466	326

	$34,748	$5,810

NOTE 7: -       MARKETABLE SECURITIES

	December 31,
	2019	2018

Financial assets measured at fair value through profit or loss:

Participation certificates in trust funds	$1,042	$21,208
Corporate bonds and government treasury notes	1,086	4,857

	$2,128	$26,065

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: -       OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2019	2018

Government authorities	$241	$122
Grant receivables	276	190
Patent cost reimbursement	539	89
Accrued bank interests	82	114
Prepaid expenses	886	275
Restricted cash	47	47
Other	8	24

	$2,079	$861

NOTE 9: -       LEASES

The Company has entered into various operating lease agreements for certain of its offices and car leases with original lease periods expiring between 2021 and 2028. Most of the lease agreements include one or more options to renew. The Company does not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement.

Lease payments included in the measurement of the operating lease liability comprise the following: the fixed non-cancelable lease payments and payments for optional renewal periods where it is reasonably certain the renewal period will be exercised. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

a.	Information on leases in which the Company is a lessee:

Year ended December 31, 2019

Interest expense on lease liabilities	$302
CPI expenses on lease liabilities and right-of-use assets	1
Depreciation expenses on right-of-use assets	767
Income due to removal of lease liabilities and right-of-use assets	(2)

Total expenses	$1,068

b.	Lease extension and cancelation options:

The Company has leases that include both extension and cancelation options. These are used to maximize operational flexibility in terms of managing the assets used in the Company's operations.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: -       LEASES (Cont.)

The Company exercises critical judgements in deciding whether it is reasonably certain that the extension and cancelation options will be exercised.

In leaseholds for periods of 5-7 years, the Company recognizes any extension options exercised as per lease agreements in the lease period. In these leases, the Company usually exercises the lease extension option to avoid critical impairment to its operating activities in the event that an alternative asset is not available immediately upon termination of the noncancelable lease period.

In leases of motor vehicles, the Company does not include any extension options in the lease liability since the Company is not in the habit of exercising the options and does not lease vehicles for a period that exceeds 3 years (excluding any extension option).

Moreover, the lease period subject to the termination option is accounted for as part of the lease period when it is reasonably certain that the termination option will not be exercised.

c.	Disclosures of right-of-use assets:

	Leasehold	Motor vehicles	Total

Cost:

Balance as of January 1, 2019	$3,023	$267	$3,290

Additions during the year:

Additions to right-of-use assets for new leases in the period	-	168	168
Revaluation recognized in CPI	18	1	19

Disposals during the year:

Disposals of right-of-use assets for leases terminated in the period	-	(55)	(55)

Balance as of December 31, 2019	3,041	381	3,422

Accumulated depreciation:

Balance as of January 1, 2019	-	-	-

Additions during the year:

Depreciation	596	171	767

Disposals during the year:

Disposals of right-of-use assets	-	(16)	(16)

Balance as of December 31, 2019	596	155	751

Depreciated cost at December 31, 2019	$2,445	$226	$2,671

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: -	PROPERTY, PLANT AND EQUIPMENT, NET

Balance at December 31, 2019:

	Laboratory equipment	Computers and peripheral equipment	Office equipment and furniture	Leasehold improvements	Total
Cost:

Balance at January 1, 2019	$4,852	$3,895	$225	$12,838	$21,810
Additions	87	156	39	689	971

Balance at December 31, 2019	4,939	4,051	264	13,527	22,781

Accumulated Depreciation:

Balance at January 1, 2019	3,834	3,593	144	11,052	18,623
Additions	396	187	12	979	1,575

Balance at December 31, 2019	4,230	3,780	156	12,031	20,198

Depreciated cost at December 31, 2019	$709	$271	$108	$1,496	$2,583

Balance at December 31, 2018:

	Laboratory equipment	Computers and peripheral equipment	Office equipment and furniture	Leasehold improvements	Total
Cost:

Balance at January 1, 2018	$4,756	$3,749	$224	$12,666	$21,395
Additions	96	146	1	172	415

Balance at December 31, 2018	4,852	3,895	225	12,838	21,810

Accumulated Depreciation:

Balance at January 1, 2018	3,514	3,275	129	9,685	16,603
Additions	320	318	15	1,367	2,020

Balance at December 31, 2018	3,834	3,593	144	11,052	18,623

Depreciated cost at December 31, 2018	$1,018	$302	$81	$1,786	$3,187

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: -     INTANGIBLE ASSETS

On August 6, 2019, Corteva. invested in the Company's agriculture biologicals subsidiary, Lavie Bio Ltd., which included the contribution of all Corteva’s holdings in its wholly owned subsidiary Taxon Biosciences, Inc. for Lavie Bio Ltd.'s shares and along with an amount of $10 million.  This transaction includes the following intangible assets: (see also Note 16f).

	Pipeline Products	Potential Products	Microorganisms Collection	Total
Cost:

Balance at January 1, 2019	$-	$-	$-	$-
Additions (Acquisition on August 6, 2019)	7,028	4,920	5,500	17,448

Balance at December 31, 2019	7,028	4,920	5,500	17,448

Accumulated Depreciation:

Balance at January 1, 2019	$-	$-	$-	$-
Additions	162	102	110	374

Balance at December 31, 2019	162	102	110	374

Depreciated cost at December 31, 2019	$6,866	$4,818	$5,390	$17,074

Amortization expenses of intangible assets are classified in profit or loss in research and development, net.

NOTE 12: -     LIABILITIES IN RESPECT OF GOVERNMENT GRANTS

	2019	2018

Balance at January 1,	$3,886	$3,542
Grants received	493	354
Royalties paid	(44)	(66)
BIRD repayment	(546)	-
Amounts recorded in profit or loss	(427)	56

Balance at December 31,	$3,362	$3,886

The Company received research and development grants from the IIA and undertook to pay royalties of 3% of revenues derived from research and development projects that were financed by the IIA, of up to 100% of the grants received. As of December 31, 2019, the Company received grants amounting to $7,047 (including accrued interest), of which $3,449 were repaid to date.

The Company received research and development grants from BIRD amounting to $936 and undertook to pay royalties of 5% of revenues derived from research and development projects that were financed by BIRD or upon conclusion of product development. On April 1, 2019, the Company repaid $546 out of its current liabilities in respect of government grants. On July 22, 2019, the Company has decided to withdraw from the project on which it has notified BIRD and therefore a liability in the amount of $410 was cancelled.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: -	FINANCIAL INSTRUMENTS

a.	Classification of financial instruments by fair value hierarchy:

	December 31,
	2019	2018

Financial assets:

Marketable securities – Level 1	$1,042	$21,208
Marketable securities – Level 2	1,086	4,857

	$2,128	$26,065

During 2019 and 2018, there were no transfers due to the fair value measurement of any financial instrument to or from Levels 1, 2 and 3.

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

The Company operates primarily in Israel and has an exchange rate risk as it incurs fixed expenses in New Israel Shekels, which differs from its functional currency.

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

The following table presents the repayment dates of the Company's financial liabilities, by contractual terms, in nominal amounts (including interest payments):

Balance at December 31, 2019:

	Up to 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	Over 5 years	Total
Trade payables	$1,001	$-	$-	$-	$-	$-	$1,001
Employees and payroll accruals	2,071						2,071

Other payables	1,339	-	-	-	-	-	1,339
Operating leases liability	895	734	616	583	582	229	3,639
Liabilities in respect of government grants	37	107	196	333	652	2,474	3,799

	$5,343	$841	$812	$916	$1,234	$2,703	$11,849

Balance at December 31, 2018:

	Up to 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	Over 5 years	Total
Trade payables	$1,015	$-	$-	$-	$-	$-	$1,015
Employees and payroll accruals	2,081						2,081

Other payables	935	-	-	-	-	-	935
Liabilities in respect of government grants	1,003	79	232	456	263	2,634	4,667

	$5,034	$79	$232	$456	$263	$2,634	$8,698

c.	Fair Value:

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

The fair value of the operating leases liability is measured using a discount rate that reflects the incremental borrowing rate of interest at the date of the contract. The fair value measurement is categorized into Level 3.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: -	FINANCIAL INSTRUMENTS (Cont.)

d.	Sensitivity tests relating to changes in market factors:

	December 31,
	2019	2018

Sensitivity test to changes in the USD/NIS exchange rate:

Gain (loss) from the change:
Increase of 5% in exchange rate	$(381)	$(1,059)
Decrease of 5% in exchange rate	$381	$1,059

Sensitivity test to changes in the market price of listed securities:

Gain (loss) from the change:
Increase of 5% in market price	$106	$1,303
Decrease of 5% in market price	$(106)	$(1,303)

Sensitivity tests and principal work assumptions:

The selected changes in the relevant risk variables were determined based on management's estimate as to reasonable possible changes in these risk variables.

e.	Hedging activities and derivatives:

Cash flow hedges:

As of December 31, 2018, and 2019, there were no hedging contracts held by the Company.

NOTE 14: -	SEVERANCE PAY LIABILITY

Labor laws and the Severance Pay Law in Israel (the "Severance Law") require the Company to pay compensation to employees upon dismissal or retirement, or to make routine contributions in defined contribution plans pursuant to Section 14 of the Severance Law, as described below. The Company's liability is accounted for as a post-employment benefit. The Company's employee benefit liability is based on a valid labor agreement, the employee's salary, and the applicable terms of employment, which together generate a right to severance compensation.

Post-employment employee benefits are financed by deposits with defined deposit plans, as detailed below.

Contributions in accordance with Section 14 to the Severance Law release the Company from any additional liability to employees for whom said contributions were made. These contributions represent defined contribution plans.

	Year ended December 31,
	2019	2018	2017

Expenses - defined contribution plan	$703	$712	$759

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15: -	TAXES ON INCOME

a.	Tax rates applicable to the Company:

1.
In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2017 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

The Israeli corporate income tax rate was 23% in 2019, 23% in 2018 and 24% in 2017.

2.
Evogene Inc, a company incorporated in the U.S., is subject to U.S. income taxes. In 2019, the weighted tax rate applicable to Evogene Inc. was approximately 27.25% (Federal tax and state tax where the company operates).

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

The Company received assessments that are considered final, up to and including the 2015 tax year.

c.	Carryforward losses for tax purposes and other temporary differences:

As of December 31, 2019, Evogene Ltd. and its Israeli subsidiaries have carryforward operating tax losses amounting to approximately $101 million and $18 million respectively, which can be carried forward for an indefinite period.

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: -     SHAREHOLDERS' EQUITY

a.	Share capital:

	December 31,
	2019		2018
	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
	Number of shares
Ordinary shares of NIS 0.02 par value each	150,000,000	25,754,297	150,000,000	25,754,297

b.	Changes in share capital:

Share capital issued and outstanding:
	Number of shares	NIS par value
Outstanding at January 1, 2018	25,750,547	515,011

Exercise of options	3,750	75

Outstanding at December 31, 2018	25,754,297	515,086

Exercise of options	-	-

Outstanding at December 31, 2019	25,754,297	515,086

c.	Rights attached to shares:

Voting rights at the general meeting, rights to dividends, rights upon liquidation of the Company and the right to nominate directors in the Company.

d.	Capital management in the Company:

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: -     SHAREHOLDERS' EQUITY (Cont.)

e.	Composition of non-controlling interests in the statement of financial position:

	December 31,
	2019	2018

Balance at January 1,	$253	$-

Shares issuance to non-controlling interests	10,042	160

Share-based compensation	764	147

Benefit to non-controlling interests regarding Share-based compensation	17	-

Loss attributed to non-controlling interests	(1,003)	(54)

Balance at December 31,	$10,073	$253

f.	Issuance of shares by subsidiary:

On August 6, 2019, Corteva Inc. invested in the Company's agriculture biologicals subsidiary, Lavie Bio Ltd., which included the contribution of all Corteva’s holdings in its wholly owned subsidiary Taxon Biosciences, Inc. along with an amount of $10 million . Upon consummation of the foregoing transactions, Corteva was issued 27.84% of Lavie Bio Ltd.’s equity while Evogene Ltd. holds 72.16% of Lavie Bio Ltd.’s equity. As a result, Lavie Bio Ltd. recorded a share premium and a non-controlling interest in the amounts of $17,406 and $10,042 respectively.

NOTE 17: -     SHARE- BASED COMPENSATION

a.	Expenses recognized in the financial statements:

The expense recognized in the Company's financial statements for services provided by employees and service-providers is as follows:

	Year ended December 31,
	2019	2018	2017

Share-based compensation – Attributable to equity holders of the Company	$814	$1,424	$2,244
Share-based compensation – Attributable to non-controlling interests (see Note 16e.)	764	307	-

	$1,578	$1,731	$2,244

Evogene Ltd. maintains three share option and incentive plans: the Evogene Share Option Plan (2002), the Evogene Ltd. Key Employee Share Incentive Plan, 2003, and the Evogene Ltd. 2013 Share Option Plan. All such option and incentive plans provide for the grant of options to purchase the Company's ordinary shares that generally expire 10 years from the grant date.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17: -     SHARE- BASED COMPENSATION (Cont.)

b.	Evogene Ltd. share-based payment plan for employees, directors and consultants:

During 2019, 2018 and 2017, the board of directors of Evogene Ltd. approved to grant its employees, directors and consultants 750,000, 555,000 and 1,537,250 options, respectively. The fair value of the options determined at their grant date using the binomial model was approximately $314, $536 and $2,182, respectively.

c.	Evogene Ltd. share options activity:

The following table summarizes the number of share options, the weighted average exercise price, and the changes that were made in the option plans to employees, consultants and directors of Evogene Ltd.:

	2019		2018		2017
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding at January 1,	4,389,523	7.46	5,106,300	8.47	4,439,884	9.50

Grants	750,000	1.67	555,000	3.16	1,537,250	5.08

Exercised	-	-	(3,750)	2.64	(269,738)	2.18

Forfeited	(804,506)	7.13	(1,268,027)	9.66	(601,096)	10.22

Outstanding at December 31,	4,335,017	7.08	4,389,523	7.46	5,106,300	8.47

Exercisable at December 31,	2,855,405	9.09	2,843,582	8.95	3,146,823	10.73

The following table summarizes information about share options outstanding at December 31, 2019:

	Options outstanding
Range of exercise prices ($)	Number outstanding	Average remaining contractual life	Weighted average exercise price
1.41 – 3.05	827,343	9.47	1.81
3.08 – 5.66	1,436,636	7.70	4.72
5.67 – 8.04	216,000	6.07	7.60
8.10 – 10.69	748,538	1.89	8.70
10.92 – 20.55	1,106,500	4.28	12.86

Total	4,335,017	6.08	7.08

d.	The weighted average outstanding remaining contractual term of the options as of December 31, 2019 is 6.08 years (as of December 31, 2018, it was 5.81 years).

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17: -     SHARE- BASED COMPENSATION (Cont.)

e.	The weighted average fair value of options granted during 2019 was $0.52 (for options granted during 2018, the fair value was $0.95).

f.
The fair value of Evogene Ltd. share options granted to employees, directors and consultants for the years ended December 31, 2019, 2018 and 2017 was estimated using the binomial model with the following assumptions:

	2019	2018	2017

Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	33-34	35-42	42-43
Risk-free interest rate (%)	0.97-1.51	1.90-2.93	1.89-2.42
Suboptimal factor	1.8-2	1.8-2	1.8-2
Post-vesting forfeiture rate (%)	5-10	5-10	5-10

The expected volatility of the share prices reflects the assumption that the historical volatility of the share prices is reasonably indicative of expected future trends.

g.	The Company's subsidiaries maintain share option and incentive plans with similar terms and conditions.

The following table summarizes the number of share options, the weighted average exercise price, and the changes that were made in the option plans to employees, consultants and directors of the Company's subsidiaries:

	2019		2018
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding at January 1,	205,543	0.05	-	-

Grants	255,370	0.2	206,043	0.05

Exercised	-	-	-	-

Forfeited	(875)	0.19	(500)	0.19

Outstanding at December 31,	460,038	0.13	205,543	0.05

Exercisable at December 31,	135,194	0.11	37,553	0.03

h.
The fair value of Company's subsidiaries share options granted to employees, directors and consultants for the years ended December 31, 2019 and 2018 was estimated using the binomial model with the following assumptions:

	2019	2018

Dividend yield (%)	-	-
Expected volatility of the share prices (%)	48-72	50-56
Risk-free interest rate (%)	0.11-2.03	1.96-2.34
Suboptimal factor	1.8-2	1.8-2
Post-vesting forfeiture rate (%)	5-10	8-10

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: -     STATEMENTS OF PROFIT OR LOSS - ADDITIONAL INFORMATION

a.	Cost of revenues:
	Year ended December 31,
	2019	2018	2017

Salaries and benefits	$242	$873	$1,668
Share-based compensation	-	68	53
Materials and sub-contractors	63	216	572
Depreciation	-	161	309
Rentals and maintenance	-	130	233
Other	29	4	10

	$334	$1,452	$2,845

b.	Research and development, net:
	Year ended December 31,
	2019	2018	2017

Salaries and benefits	$9,811	$9,599	$10,205
Share-based compensation	782	960	1,200
Materials and sub-contractors	2,686	* 1,368	1,636
Plant growth and greenhouse maintenance	337	342	405
Rentals and office maintenance	428	1,114	1,430
Depreciation	2,742	1,859	1,836
Other	579	*709	437
Participation in respect of government grants	(1,574)	(1,265)	(162)

	$15,791	$14,686	$16,987

*Reclassification

c.	Business development:
	Year ended December 31,
	2019	2018	2017

Salaries and benefits	$907	$1,301	$1,038
Share-based compensation	442	381	363
Travel	168	163	109
Legal	133	67	37
Other	379	172	139

	$2,029	$2,084	$1,686

d.	General and administrative:
	Year ended December 31,
	2019	2018	2017

Salaries and benefits	$1,922	$1,755	$1,737
Share-based compensation	354	322	628
Professional fees	1,151	1,075	1,065
Other	338	362	380

	$3,765	$3,514	$3,810

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: -     STATEMENTS OF COMPREHENSIVE LOSS - ADDITIONAL INFORMATION (Cont.)

e.	Financing income and expenses

Financing income:

	Year ended December 31,
	2019	2018	2017

Exchange differences	$1,432	$-	$-
Interest income	759	1,413	2,125
Change in the fair value of marketable securities	439	-	-

	$2,630	$1,413	$2,125

Financing expenses:

	Year ended December 31,
	2019	2018	2017

Bank expenses and commissions	$52	$141	$129
Exchange differences	160	660	82
Change in the fair value of marketable securities	-	1,285	720
Hedging instruments	-	-	7
Operating lease liability interest	302	-	-
Revaluation of liabilities in respect of government grants	41	120	67

	$555	$2,206	$1,005

NOTE 19: -     LOSS PER SHARE

Details of the number of shares and loss used in the computation of loss per share:

	Year ended December 31,
	2019		2018		2017
	Weighted number of shares *)	Loss attributable to equity holders of the Company	Weighted number of shares *)	Loss attributable to equity holders of the Company	Weighted number of shares *)	Loss attributable to equity holders of the Company

Number of shares and loss	25,754,297	(18,112)	25,753,411	(20,758)	25,673,276	(20,838)

*)	To compute diluted loss per share, potential ordinary shares have not been taken into account due to their anti-dilutive effect.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20: -	OPERATING SEGMENTS

a.	General:

Commencing 2017, the Company operates in three segments, Agriculture, Industry and Human. The Agriculture segment which constitutes of the parent Company and two of the Company's subsidiaries, Lavie Bio Ltd. and AgPlenus Ltd. was named Evogene until 2018. The Industry segment which constitutes of the Company's subsidiary Casterra AG Ltd., was named Evofuel until 2018. The Human segment which constitutes of the Company's subsidiaries, Biomica Ltd. and Canonic Ltd., was named Biomica in 2018. The change of segment composition and their names in 2019, is a result of the establishment of new subsidiaries incorporated at the end of 2018 and beginning of 2019 (see Note 1c.) and a redefinition of the segments by the Chief Operating Decision-Maker ("CODM")based on their target markets. All the above changes were reflected through retroactive revision of prior period segment information. The segments were determined on the basis of information considered by the CODM for purposes of decision-making on the allocation of resources and evaluation of performance. The following Company's segments are engaged in business activities for which they earn revenues and incur expenses, their results are reviewed by the CODM and discrete financial information is available:

Agriculture segment	-	Develops seed traits, ag-chemical products, and ag-biological products to improve plant performance.

Industry segment	-	Develops improved castor bean seeds to serve as a feedstock source for biofuel and other industrial uses.

Human segment	-	Discovery and development of human microbiome-based therapeutics.

Unallocated	-	Other corporate expenses and general development of enabling technologies for optimization.

Segments performance is determined based on operating loss reported in the financial statements. The results of a segment reported to the CODM include items attributed directly to a segment, as well as other items, which are indirectly attributed using reasonable assumptions.

b.	The following table presents our revenues and operating loss by segments:

	Agriculture	Industry	Human	Unallocated	Total

For the Year Ended December 31, 2019

Revenues	$651	$26	$-	$76	$753

Operating loss	$(10,062)	$(419)	$(3,219)	$(7,466)	$(21,166)

Net financing expenses					$2,075

Loss before taxes on income					$(19,091)

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20: -	OPERATING SEGMENTS (Cont.)

	Agriculture	Industry	Human	Unallocated	Total

For the Year Ended December 31, 2018

Revenues	$1,641	$106	$-	$-	$1,747

Operating loss	$(7,674)	$(456)	$(1,608)	$(10,251)	$(19,989)

Net financing expenses					$(793)

Loss before taxes on income					$(20,782)

	Agriculture	Industry	Human	Unallocated	Total

For the Year Ended December 31, 2017

Revenues	$3,247	$134	$-	$-	$3,381

Operating loss	$(8,347)	$(210)	$(637)	$(12,753)	$(21,947)

Net financing income					$1,120

Loss before taxes on income					$(20,827)

c.	Major customers:

Revenues from major customers each of whom amounts to 10% or more, of total revenues:

	Year ended December 31,
	2019	2018	2017

Customer A (shareholder)	-	38%	66%
Customer B	-	19%	10%
Customer C	*)-	13%	*)-
Customer D (subsidiary shareholder)	33%	-	-
Customer E	24%	-	-
Customer F	13%	*)-	-
Customer G	13%	-	-

*) Represents an amount lower than 10%.

See also Note 21a.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20: -	OPERATING SEGMENTS (Cont.)

d.	Geographical information:

Revenues based on the location of the customers, are as follows:

	Year ended December 31,
	2019	2018	2017

United States	33%	57%	76%
Germany	2%	13%	10%
Israel	35%	12%	6%
Brazil	28%	6%	-
Other	2%	12%	8%

	100%	100%	100%

The carrying amounts of non-current assets (property, plant and equipment property and intangible assets) in the Company's country of domicile (Israel) and in the United States based on the location of the assets, are as follows:

	December 31,
	2019	2018	2017

United States	88%	14%	12%
Israel	12%	86%	88%

	100%	100%	100%

NOTE 21: -	BALANCES AND TRANSACTIONS WITH KEY OFFICERS AND CERTAIN SHAREHOLDERS

a.
2019 shareholders information refers to Monsanto Company and Pioneer (see Note 20c., customer A and E) which, to the best of the Company’s knowledge, Monsanto Company holds approximately 6.4% of the Company's ordinary shares and Pioneer holds 27.84% of the Company's subsidiary shares. Both shareholders are major customers.

b.	Balances:

Balance at December 31, 2019:

	Key officers	Certain shareholder

Receivables	$-	$539

Other payables	$477	$-

Balance at December 31, 2018:

	Key officers	Certain shareholder

Receivables	$-	$89

Other payables	$439	$-

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 21: -	BALANCES AND TRANSACTIONS WITH KEY OFFICERS AND CERTAIN SHAREHOLDERS (Cont.)

Balance at December 31, 2017:

	Key officers	Certain shareholder

Receivables	$-	$337

Other payables	$468	$-

c.	Benefits to directors:

	Year ended December 31,
	2019	2018	2017

Compensation to directors not employed by the Company or on its behalf	$254	$261	$329

Number of directors that received the above compensation by the Company	6	7	6

d.         Salary and Benefits to key officers:

	Year ended December 31,
	2019	2018	2017

Salary and related benefits	$1,960	$1,976	$1,673
Share-based compensation	1,070	669	959

	$3,030	$2,645	$2,632

Number of people that received salary and benefits	8	10	7

e.	Transactions:

For the year ended December 31, 2019

	Key officers	Certain shareholder

Revenues	$-	$(250)
Cost of revenues	-	-
Research and development expenses	669	(1,280)
Business development expenses	1,250	-
General and administrative expenses	1,111	-

	$3,030	$(1,530)

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 21: -	BALANCES AND TRANSACTIONS WITH KEY OFFICERS AND CERTAIN SHAREHOLDERS (Cont.)

For the year ended December 31, 2018

	Key officers	Certain shareholder

Revenues	$-	$664
Cost of revenues	-	(1,077)
Research and development expenses	1,056	-
Business development expenses	945	-
General and administrative expenses	644	-

	$2,645	$(1,741)

For the year ended December 31, 2017

	Key officers	Certain shareholders

Revenues	$-	$(2,247)
Cost of revenues	141	(948)
Research and development expenses	1,061	-
Business development expenses	547	-
General and administrative expenses	883	-

	$2,632	$(3,195)

NOTE 22: -	SUBSEQUENT EVENTS

The ongoing Coronavirus outbreak that is spreading throughout the world has led the Chinese authorities, as well as other authorities around the globe, to take various precautionary measures in order to limit the spread of the Coronavirus. These actions could have an adverse effect on the financial markets and the economy, including on the availability and pricing of materials, manufacturing and delivery efforts and other aspects of the global economy. Therefore, the Coronavirus could adversely impact the Company by causing operating and project development delays and disruptions, labor shortages, travel disruption and shutdowns. It may further divert the attention and efforts of the financial community to coping with the virus and disrupt the marketplace in which the Company operates, this could have a negative impact on the Company's and its subsidiaries’ ability to raise additional funds if and when needed.

The occurrence of the outbreak may also result in uncertainties in relation to the assumptions and estimations associated with the measurement of various assets and liabilities in the financial statements that the Company may not have previously recognized or disclosed and may require certain adjustments within the next financial year which financial effect cannot be reasonably estimated at this stage.