Form 20-F
period 2020-12-31
Evogene Ltd.
filed 2021-04-02
CIK 1574565

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2020, the registrant had outstanding 35,600,088 ordinary shares, par value NIS 0.02 per share.

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

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging Growth Company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

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

Yes ☐ No ☒

EVOGENE LTD.

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

 CERTAIN TERMS AND CONVENTIONS

In this annual report, unless the context otherwise requires:

◾
references to “Evogene,” “we,” “us,” “our,” “our company” and “the company” refer to Evogene Ltd. and its consolidated subsidiaries, consisting of AgPlenus Ltd., or AgPlenus, Biomica Ltd., or Biomica, Canonic Ltd., or Canonic, Casterra Ag Ltd. (formerly known as Evofuel Ltd.), or Casterra, Evogene Inc., Lavie Bio Ltd., or Lavie Bio, and their consolidated subsidiaries;

◾	references to “U.S. dollars,”, “USD”, “$” or “dollars” are to United States dollars;

◾	references to “NIS” or “shekels” are to New Israeli Shekels;

◾	References to the “U.S.” are to the United States;

◾	references to “ordinary shares,” “our shares” and similar expressions refer to our Ordinary Shares, par value NIS 0.02 per share;

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

Unless derived from our financial statements or otherwise noted, amounts presented in this annual report are translated at the rate of NIS 3.215 = USD 1.00, the exchange rate between the NIS and the U.S. dollar reported by the Bank of Israel as of December 31, 2020.

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

Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business. The “Evogene” design logo, “Evogene” and other trademarks or service marks of Evogene Ltd. and its subsidiaries appearing in this annual report are the property of Evogene Ltd. We have several other registered trademarks, service marks and pending applications relating to our computational technologies. Other trademarks and service marks appearing in this annual report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this annual report are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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

Our actual future results, performance or achievements may differ materially from what is expressed or implied by those forward-looking statements due to a variety of factors, some of which are beyond our control, including the following factors:

◾	the extent to which we continue to maintain our holdings in our subsidiary companies;

◾	the extent to which our discoveries and product candidates will have the desired effect so as to reach the stage of commercialization;

◾	whether we and our collaborators are able to allocate the resources needed to develop commercial products from our discoveries and product candidates;

◾
the length and degree of complexity of the process of our developing commercial products based on our discoveries and product candidates and the probability of our success, and the success of our collaborators, in developing such products;

◾	the degree of success of third parties upon whom we rely to conduct certain activities, such as field-trials and pre-clinical studies;

◾	whether we are able to comply with regulatory requirements;

◾	whether we and our subsidiaries are able to meet expected timelines in the performance of our activities (or are delayed, including as a result of the effect of the Coronavirus);

◾	the extent of the future growth of the agriculture, human health and industrial application industries in which we operate;

◾	whether we can maintain our current business models;

◾	the actual commercial value of our key product candidates;

◾	whether we or our collaborators receive regulatory approvals for the product candidates developed by us or our collaborators;

◾	whether products and product candidates containing or based on our discoveries are commercialized and earn us revenues or royalties;

◾	whether we are able to maintain and recruit knowledgeable or specialized personnel to perform our research and development work;

◾	the degree of our success at adapting to the continuous technological changes in our industries;

◾	whether we can maintain our collaboration agreements with our current collaborators or enter into new collaboration agreements and expand our research and development to new fields;

◾	whether we can improve our existing, or develop and launch new, computational technologies and screening and validation systems;

◾	whether we can patent our discoveries and protect our trade secrets and proprietary know-how; and

◾	the duration, degree of severity of, and strength of recovery from, the global COVID-19 pandemic, including government decisions implemented to limit its spread.

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

SUMMARY RISK FACTORS

The risk factors described below are a summary of the principal risk factors associated with an investment in us. These are not the only risks we face. You should carefully consider these risk factors, together with the risk factors set forth in Item 3D. of this annual report and the other reports and documents filed by us with the SEC.

◾
If our equity holdings in our subsidiary companies are diluted, the benefits recognized by our shareholders from the value that may be created in such subsidiary companies may be substantially reduced.

◾
Our discoveries and product candidates may not achieve the desired effect required in order to create commercially-viable products. In addition, our product development cycle is lengthy and uncertain and various factors may delay or prevent commercialization of our product candidates. We may never sell or earn royalties on the sale of commercial products based on our discoveries.

◾
Due to mergers and consolidations, there is a reduced number of companies in the agriculture industry with which we might establish strategic partnerships, and we rely on a limited number of collaborators to develop and commercialize product candidates containing our seed trait, ag-chemical and ag-biological product candidates. In addition, a decrease in research expenditures by the major companies in our target markets may jeopardize the continuation, or scope, of our collaborations with such companies and adversely impact our ability to continue or extend existing collaborations or enter into new collaborations on favorable financial terms.

◾	We or our collaborators may fail to perform obligations under the collaboration agreements.

◾
We are operating in multiple industries, each of which consists of multiple companies with much greater resources than us. If we are unable to compete effectively, our financial resources will be diluted and our financial results will suffer.

◾
We are working to develop and commercialize novel ag-biological products, ag-chemical products, seed-trait products, human microbiome-based therapeutic product candidates, medical cannabis products, and our efforts with respect to any of these products may be unsuccessful.

◾	We are working to develop and commercialize castor seeds for industrial applications, and our efforts may be unsuccessful in achieving a commercial presence in this market.

◾	If Lavie Bio Ltd. is unable to establish successful distribution and retail channels for the commercialization of its products, it will not be able to meet its commercialization plans.

◾	Biomica’s product candidates are based on microbiome therapeutics, which is an unproven approach to therapeutic intervention.

◾	Even if we are, or believe we are, entitled to royalties from our collaborators, we may not actually receive these royalties.

◾
Each of us and our subsidiaries depends on our key personnel and, if we are not able to attract and retain qualified scientific, technological, business and managerial personnel, we may not be able to grow our business or develop and commercialize our product candidates.

◾	We develop certain discoveries independent om our collaborators, and we may need to finance the cost of the development of such technologies product candidates ourselves.

◾	Our business is subject to various government regulations and, if we or our collaborators are unable to obtain the necessary regulatory approvals, we may not be able to continue our operations.

◾	Our medical cannabis activity exposes us to legal and reputational risks associated with the cannabis industry.

◾	If the cost we incur of Directors and Officers, or D&O, liability insurance continues to increase, it will have an adverse effect on our results of operations.

◾	Disruption to our information technology, or IT, system could adversely affect our reputation and have a material adverse effect on our business and results of operations.

◾
The COVID-19 pandemic, or any other pandemic, epidemic or outbreak of an infectious disease has adversely impacted us and may continue to adversely impact our operating results and financial condition.

◾	Consumer and government resistance to genetically modified organisms, or GMOs, may negatively affect our public image and reduce sales of plants containing our traits.

◾	We have a history of operating losses and negative cash flow, and we may never achieve or maintain profitability.

◾
The licenses we grant to our collaborators are in most cases exclusive with respect to a specified discovery, product type or market area. This may limit our opportunities to enter into additional licensing or other arrangements with respect to such discoveries, product types or market areas.

◾	We may be required to pay substantial damages as a result of uninsured product liability claims.

◾
Changes in laws and regulations to which we are subject, or to which we may become subject in the future, may materially increase our costs of operation, decrease our operating revenues and disrupt our business.

◾
Our success depends on our ability to protect our intellectual property and our proprietary technologies. If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed. In addition, we may not be able to protect our intellectual property rights throughout the world.

◾
If we or one of our collaborators are sued for infringing the intellectual property rights of a third party, such litigation could be costly and time consuming and could prevent us or our collaborators from developing or commercializing our product candidates.

◾
Our employment agreements with our employees and other agreements with our collaborators and third parties may not adequately prevent disclosure of trade secrets, know-how and other proprietary information. In addition, we may not be able to fully enforce covenants not to compete with our key employees.

◾	Conditions in Israel could adversely affect our business.

◾	Any appreciation of the NIS relative to the U.S. dollar would adversely impact our financial results.

◾	Interest rate fluctuations may devalue our investments and could have an adverse impact on our financial condition.

◾
The terms of our Israeli government grants for certain of our research and development activities may require us to satisfy specified conditions in order to manufacture products and transfer technologies supported by such grants outside of Israel. In addition, in some circumstances, we may be required to pay penalties in addition to repaying the grants.

◾
The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors. In addition, our ordinary shares are traded on more than one market and this may result in price variations. We believe we were a passive foreign investment company, PFIC, for U.S. federal income tax purposes in 2020, and there is significant risk we will be a PFIC in 2021 as well.

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

The selected consolidated statements of profit or loss and other comprehensive income (loss) data for each of the years in the three-year period ended December 31, 2020 and the consolidated statements of financial position data as of December 31, 2019 and December 31, 2020 are derived from our audited consolidated financial statements appearing in this annual report. The consolidated statements of profit or loss and other comprehensive income (loss) data for each of the years ended December 31, 2016 and December 31, 2017 and the consolidated statements of financial position data as of December 31, 2016, 2017 and 2018 are derived from our audited consolidated financial statements that are not included in this annual report.

	For the year ended December 31,
(in thousands of U.S. dollars)	2016	2017	2018	2019	2020
Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss):
Revenues:
Research and development payments, including up-front payments	$6,500	$3,369	$1,747	$753	$1,040
Share purchase related revenues	40	12	-	-	-
Total Revenues	6,540	3,381	1,747	753	1,040
Cost of revenues	5,639	2,845	1,452	334	574
Gross profit	901	536	295	419	466
Operating expenses:
Research and development, net	16,405	16,987	14,686	15,791	17,287
Business development	1,696	1,686	2,084	2,029	2,672
General and administrative	3,889	3,810	3,514	3,765	5,321
Total operating expenses	21,990	22,483	20,284	21,585	25,280
Operating loss	(21,089)	(21,947)	(19,989)	(21,166)	(24,814)
Financing income	2,424	2,125	1,413	2,630	1,591
Financing expenses	(891)	(1,005)	(2,206)	(555)	(2,951)
Loss before taxes on income	(19,556)	(20,827)	(20,782)	(19,091)	(26,174)
Taxes on income	36	11	30	24	32
Loss	(19,592)	(20,838)	(20,812)	(19,115)	(26,206)
Other comprehensive income (loss):
Loss from cash flow hedges	-	-	-	-	-
Amounts transferred to the statement of profit or loss for cash flow hedges	-	-	-	-	-

Total comprehensive loss	$(19,592)	$(20,838)	$(20,812)	$(19,115)	$(26,206)
Attributable to:
Equity holders of the Company	-	-	(20,758)	(18,112)	(23,374)
Non-controlling interests	-	-	(54)	(1,003)	(2,832)
	$(19,592)	$(20,838)	$(20,812)	$(19,115)	$(26,206)
Basic and diluted loss per share, attributable to equity holders of the Company	$(0.77)	$(0.81)	$(0.81)	$(0.70)	$(0.83)
Weighted average number of ordinary shares used in computing basic and diluted loss per share (1)	25,444,733	25,673,276	25,753,411	25,754,297	28,158,779

	As of December 31,
(in thousands of U.S. dollars)	2016	2017	2018	2019	2020
Selected Consolidated Statements of Financial Position Data:
Cash and cash equivalents	$3,236	$3,435	$5,810	$34,748	$46,229
Marketable securities	71,738	59,940	26,065	2,128	-
Short-term bank deposits	13,137	8,380	22,592	10,000	2,000
Trade receivables	169	132	160	72	222
Total current assets	89,490	72,791	55,488	49,027	51,823
Total assets	95,986	77,602	58,694	71,364	71,915
Net assets	87,289	69,378	50,306	60,217	56,882
Deferred revenues and other advances	1,105	605	440	386	47
Total liabilities	8,697	8,224	8,388	11,147	15,033
Working capital (2)	84,265	68,127	50,057	43,281	42,147
Shareholders’ equity	87,289	69,378	50,306	60,217	56,882

The issued and outstanding share capital of the company is composed of 35,600,088 ordinary shares as of December 31, 2020.
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

We initiated a new corporate strategy and structure at the beginning of 2018, with the intent to make product development and go-to-market more efficient and to better reflect the individual value of each of our market focused business units. Under the new corporate structure, we operate with Evogene acting as a technology hub and, below it, a growing group of divisions and subsidiaries that benefit from the unique capabilities of Evogene’s Computational Predictive Biology, or CPB platform. Each such subsidiary is responsible for advancing its product development and pipeline, establishing its “go-to-market” strategy via direct sales or through existing and new collaborations, and securing additional financial resources, if and when required. Due to our limited financial resources and other investment considerations, our subsidiaries may obtain financing from external sources. External financing may result in a decrease of our percentage shareholdings in our subsidiaries, which, in turn, may reduce the benefit we (and, indirectly, our shareholders) recognize from value established in such subsidiaries, and potentially negatively affect our results of operations, financial condition, our long-term growth strategy and the value of our shares.

Our discoveries and product candidates may not achieve the desired effect required in order to create commercially-viable products.

Our success depends on our ability to develop products that have the desired effects: in our agriculture activity, on plants, in our human health activity, on humans, and in our industrial applications activity, on the relevant industrial inputs. Research and development in these industries entails considerable uncertainty. We may spend many years developing product candidates that will never be commercialized. The science underlying the development of our product candidates is highly complex and, although we use innovative approaches, there is no certainty that our discoveries will result in product candidates that satisfy market requirements. Except in our castor oil activity, none of our discoveries and product candidates has completed the development process and become commercially available so far, and may never reach commercialization. If our discoveries and product candidates will not have the desired effects, we and our collaborators may not develop commercial products that are based on them, which could materially and adversely affect our results of operations and our long-term growth strategy.

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

The manner in which we and our collaborators develop our product candidates in our various fields of activity affects the period that will pass until such products are commercialized, if ever. Product candidates based on our discoveries may never become commercialized for any of the following reasons:

◾	our discoveries and product candidates may not be successfully validated or may not have the desired effect required in order to become, or to be incorporated into, commercial products;

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

Research and development in our fields of activity is expensive and prolonged and entails considerable uncertainty. We may spend many years and dedicate significant financial and other resources developing product candidates that will never be commercialized. The process of discovering, developing and commercializing ag-chemicals, ag-biologicals, seed traits, human microbiome-based therapeutics, medical cannabis products or castor varieties involves several phases and a long development period. The timelines for development of product candidates by us or by our collaborators may extend beyond our expectations for many reasons, such as:

◾	we or our collaborators may not be able to allocate the resources needed to develop product candidates based on our discoveries;

◾	we or our collaborators may revise the process of product development or make other decisions regarding the product development pipelines that may extend the development period;

◾	we or our collaborators may prioritize other development activities ahead of development activities with respect to the product candidates on which we collaborate;

◾	our discoveries may not be successfully validated or may not have the desired effect sought by us or by our collaborators; and

◾	we or our collaborators may be unable to obtain the requisite regulatory approvals for the product candidates based on our discoveries within expected timelines or at all.

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

Our majority-owned subsidiary, Lavie Bio, is developing ag-biological product candidates, currently focused mainly on microbial-based bio-stimulants and bio-pesticides, through a novel approach, focused on plant-microbiome relationship. In certain of its ag-biological product programs, Lavie Bio funds its early stages of research and development efforts in order to potentially capture more value, while in others it funds the entire development program towards launch of a commercial product. Lavie Bio’s efforts to develop novel ag-biological product candidates may fail for a variety of reasons, including:

◾	failure to establish the requisite infrastructure to enable the discovery and development of microbial bio-stimulants;

◾	failure to identify and develop microbial candidates that enhance plant performance at the desired efficacy and stability;

◾	failure to successfully complete development of microorganisms to achieve cost-effective and commercially viable products;

◾	failure to obtain and maintain patent and trade secret protection for its product candidates;

◾	failure to operate without infringing or violating the valid and enforceable patents or other intellectual property rights of third parties;

◾	inability to obtain sufficient funding to fully execute its business plan;

◾	failure to meet regulatory requirements; and

◾	failure to establish cost-effective go-to-market models for selling its products.

If Lavie Bio’s efforts to develop and commercialize ag-biological product candidates are unsuccessful, our results of operations could be negatively impacted.

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

Our subsidiary, AgPlenus, is currently developing solutions for crop protection through chemistry, or ag-chemistry. AgPlenus is developing these product candidates through a novel approach, focused on biologically significant proteins called “targets”. AgPlenus’ efforts to develop novel ag-chemical product candidates may fail for a variety of reasons, including:

◾	failure of its relatively novel target-based approach to lead to an effective product candidate or failure to identify chemical compounds that will display required level of performance;

◾	failure to obtain and maintain patent and trade secret protection for its product candidates;

◾	failure to operate without infringing or violating the valid and enforceable patents or other intellectual property rights of third parties;

◾	inability to obtain sufficient funding to fully execute its ag-chemical business plan; and

◾	failure to meet regulatory requirements.

If AgPlenus’ efforts to develop ag-chemical product candidates are unsuccessful, our results of operations could be negatively impacted.

We are working to develop and commercialize seed-trait products, and our efforts may be unsuccessful.

We are developing seed-trait and insect control product candidates in our internal Ag-Seeds division. Our efforts to develop novel product candidates may fail for a variety of reasons, including:

◾	failure to identify and develop candidate genomic elements having the desired effect on the target trait in the plant of interest;

◾	failure to identify and develop toxin candidates having the desired effect on the target insects when inserted into the plants of interest;

◾	failure to obtain and maintain patent and trade secret protection for our product candidates;

◾	failure to operate without infringing or violating the valid and enforceable patents or other intellectual property rights of third parties;

◾	inability to obtain sufficient funding to fully execute the business plan;

◾	failure to successfully complete development of our seed trait product candidates; and

◾	our failure to meet regulatory requirements for seed trait and insect control product candidates.

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

Our subsidiary, Biomica, is developing microbiome-based therapeutic product candidates. Biomica’s efforts to develop its product candidates and develop marketable products may be unsuccessful for a variety of reasons, including the following:

◾	failure to complete pre-clinical studies and clinical trials with positive results;

◾	failure to finance the development and commercialization of its product candidates;

◾	failure to receive marketing approvals from applicable regulatory authorities;

◾	failure to obtain and maintain patent and trade secret protection and regulatory exclusivity for its product candidates;

◾	failure to making arrangements with third-party manufacturers for, or establishing its own commercial manufacturing capabilities;

◾	failure to launch commercial sales of its products, if and when approved, whether alone or in collaboration with others;

◾	failure to enter into new collaborations throughout the development process as appropriate, from pre-clinical studies through to commercialization;

◾	failure to achieve acceptance of its products, if and when approved, by patients, the medical community and third-party payors;

◾	failure of its products, if approved, to compete effectively with other therapies;

◾	failure to obtain and maintain coverage and adequate reimbursement by third-party payors, including government payors, for its products, if approved;

◾	failure to protect its rights in its intellectual property portfolio;

◾	failure to operate without infringing or violating the valid and enforceable patents or other intellectual property rights of third parties;

◾	failure to maintain a continued acceptable safety profile of the products following approval;

◾	failure to maintain and develop an organization of scientists and business people who can develop and commercialize its products and technology; and

◾	inability to obtain sufficient funding to fully execute its business plan.

If Biomica’s efforts to develop microbiome-based human therapeutics are unsuccessful, our results of operations could be negatively impacted.

We are working to develop and commercialize medical cannabis products, and our efforts may be unsuccessful.

Canonic, our subsidiary, is developing medical cannabis products. Canonic’s efforts to develop and commercialize medical cannabis products may fail for a variety of reasons, including:

◾	failure to develop cannabis varieties having desired efficacy and stability;

◾	failure to meet regulatory requirements;

◾	failure to engage with, and successfully operate, contractors, in Israel and abroad, for performing cultivation and production services;

◾	failure to establish successful distribution channels, in Israel and abroad, for its medical cannabis products;

◾	failure to satisfy the requirements for the export of seeds, seedlings of finished products;

◾	failure to meet patients’ satisfaction;

◾	inability to obtain sufficient funding to fully execute its business plan;

◾	failure to secure its cannabis cultivation facilities; and

◾	the market for medical cannabis products is relatively new and suffers from high uncertainty in many aspects, including demand, supply, pricing, regulation, customer preferences, etc.

If Canonic’s efforts to develop and commercialize medical cannabis products are unsuccessful, our results of operations could be negatively impacted.

We are working to develop and commercialize castor seeds for industrial applications, and our efforts may be unsuccessful in achieving a commercial presence in this market.

Our subsidiary, Casterra, is developing improved, high-yield castor bean seeds for use as a source of non-edible feedstock for industrial uses of castor oil. The supply chain in the market of castor oil for industrial uses is not well established and is evolving. In order for Casterra’s castor bean seeds to be an attractive feedstock for oil for industrial uses, it will need to demonstrate on a commercial scale that its castor beans can reliably be used as a cost-efficient feedstock for castor oil production. Casterra’s efforts to develop castor been seeds for industrial uses may fail for a variety of reasons, including:

◾	failure to reach desired yields of its castor seed varieties on a commercial scale to secure economic viability as bio-based oil feedstock;

◾	failure to establish an efficient mechanical harvest solution;

◾	failure to establish a cost-effective production of castor bean grains, allowing grower profitability;

◾	failure to reach large scale adoption of castor by growers, including the successful management of diseases and pests;

◾	failure to address the health and environmental risks posed by castor bean seeds, which contain ricin, a naturally occurring poison;

◾	failure to comply with any regulatory requirement related to sales of castor beans, and in particular those related to the import of such beans and the potential effects of ricin; and

◾	failure to establish sustainable production of castor seeds.

Casterra is operating in a new industry, with limited understanding of the dynamics involved in producing and selling castor seeds. Casterra has made initial commercial sales of castor seeds; however, we are unable to foresee as to when significant sales will commence. If Casterra is unable to adequately address any of these challenges, we may not find a market for our castor bean seeds and our results of operations could be materially and adversely affected.

If Lavie Bio is unable to establish successful distribution and retail channels for the commercialization of its products, it will not be able to meet its commercialization plans.

Our majority-owned subsidiary, Lavie Bio, intends to commercialize part of its future ag-biological product portfolio through distribution and retail channels. Lavie Bio has little experience in establishing such channels and may be unsuccessful in doing so. In addition, Lavie Bio will be dependent on its distributers in introducing its products to the market. If Lavie Bio or its distributors are unsuccessful in their efforts to penetrate the market, our revenues and financial results will be adversely affected.

Biomica’s product candidates are based on microbiome therapeutics, which is an unproven approach to therapeutic intervention.

Biomica’s product candidates are based on microbiome therapy, a therapeutic approach that is designed to treat disease by restoring the function of a dysbiotic microbiome. To our knowledge, no company has received regulatory approval for a therapeutic based on this approach. We cannot be certain that our approach will lead to the development of approvable or marketable products. In addition, the FDA or other regulatory agencies may lack experience in evaluating the safety and efficacy of products based on microbiome therapeutics, which could result in a longer than expected regulatory review process or evolving FDA standards and guidance, increase Biomica’s expected development costs and delay or prevent commercialization of its product candidates. Regulatory requirements governing microbiome therapies are still developing and may change in the future, which may lengthen the regulatory review process, require us to perform additional preclinical studies or clinical trials, increase our development costs, delay or prevent approval and commercialization of our current or future product candidates or lead to significant post-approval limitations or restrictions.

Microbiome therapies in general may not be successfully developed or commercialized or gain the acceptance of the public or the medical community. Biomica’s success will depend upon physicians who specialize in the treatment of diseases targeted by our product candidates as well as on consumer acceptance and adoption of our products that we commercialize. More restrictive statutory regimes, government regulations or negative public opinion would have an adverse effect on our business, financial condition, results of operations and prospects and may delay or impair the development and commercialization of our product candidates or demand for any products we may develop.

Even if we are entitled to royalties from our collaborators, we may not actually receive these royalties, or we may experience difficulties in collecting the royalties that we believe we are entitled to, potentially resulting in costly litigation and loss of reputation.

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

In addition, our ability to generate royalty payments from our collaboration agreements depends on our ability to clearly delineate our intellectual property rights under those agreements. We often license patented discoveries and product candidates to our collaborators, who use them to develop and commercialize products. However, a collaborator may use our intellectual property without our permission, dispute our ownership of certain intellectual property rights or argue that our intellectual property does not cover their marketed product. If a dispute arises, it may result in costly litigation, and our collaborator may refuse to pay us royalty payments while the dispute is ongoing. Furthermore, regardless of any resort to legal action, a dispute with a collaborator over intellectual property rights may damage our relationship with that collaborator, and may also harm our reputation in the industry.

Each of us and our subsidiaries depends on our key personnel and, if we are not able to attract and retain qualified scientific, technological, business and managerial personnel, we may not be able to grow our business or develop and commercialize our product candidates.

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

We develop certain discoveries independent of our collaborators, and we may need to finance the cost of the development of such product candidates ourselves.

We develop certain discoveries and product candidates independent of our collaborators, with a goal of making such discoveries available to collaborators in later phases or developing and commercializing end products. While we believe this will allow us to obtain more favorable license or commercialization terms with respect to such discoveries, product candidates and products, the up-front cost to us of developing programs without a collaborator (and therefore without external funding for the research and development expenditures we incur) in these early phases involves higher risks, since we need to fund the research and development of such programs ourselves. If we are unsuccessful in discovering promising product candidates after having invested significant funds, or if we are unable to find collaborators who are interested in such results and willing to fund subsequent phases of development and commercialization, such failures could have a material and adverse effect on our business, financial condition and results of operations. Regardless of the outcome of our research and development efforts, traditional financing sources such as bank financing or public debt or equity financing, if available to us, could carry with them certain drawbacks, such as imposition of covenants restricting our ability to operate, or substantial dilution to our existing shareholders.

Our business is subject to various government regulations and, if we or our collaborators are unable to obtain the necessary regulatory approvals, we may not be able to continue our operations.

Our business is generally subject to two types of regulations: regulations that apply to how we operate and regulations that apply to products containing our discoveries, product candidates and products. We may fail to comply with all currently applicable regulations, and we may become subject to new or revised regulations or approvals in the future. Furthermore, any violation of these regulations could expose us to civil and criminal penalties.

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

Although Canonic, our subsidiary that develops medical cannabis products currently has not yet launched its first product, our involvement in cannabis-related activity may expose us to legal and reputational risks. Such risks include:

◾
activities in the field of cannabis are subject to enhanced regulation in Israel and worldwide. For example, Israeli regulation requires that we obtain a specific permit for each of the following activities: research, propagation, cultivation, production, marketing and distribution and use;

◾	changes in laws, regulations and guidelines related to cannabis may result in significant additional compliance costs for us or limit our ability to operate in certain jurisdictions;

◾	certain banks will not accept deposits from or provide other bank services to businesses involved with cannabis;

◾
third parties with whom we do business may perceive that they are exposed to reputational risk as a result of our cannabis-related business activities and may ultimately elect not to do business with us;

◾	future sales of medical cannabis products may expose us to consumer complaints or legal claims with respect to product quality or activity; and

◾	Increased premiums under our D&O liability insurance policies.

Any of the foregoing factors could adversely affect our business and results of operations

The cost we incur in procuring a D&O liability insurance has substantially increased during the last years. If this trend continues, it will have an adverse effect on our results of operations.

D&O liability insurance is intended to cover the liability of the individuals serving as our directors and management, from losses incurred as a result of such service, our liability to indemnify such individuals for such losses and to protect us from certain securities claims. During the last years, there has been a significant increase in the cost of D&O insurance for smaller, dual-listed public companies such as our Company. These increases have been tied to perceived heightened levels of risk for D&O insurers. Insurers have been increasing their level of compensation (in the form of premiums), which they believe has not been commensurate with the risk being taken by them. In parallel, there has been an increase in the amounts of the deductibles payable by public companies in situations in which an insurable event occurs. In addition, several insurers are restricted from writing policies for companies active in the area of cannabis, which restricts the number of insurers that can provide us with a D&O liability insurance and limits our ability to negotiate the terms of such insurance. If these trends continue, it will increase our operational expenses and have a negative effect on our financial results.

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

The COVID-19 pandemic, and any other pandemic, epidemic or outbreak of an infectious disease that occurs in the United States, Israel or elsewhere, may adversely affect our business and, if prolonged, could adversely impact our operating results and  financial condition in a significant manner. In December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. The COVID-19 pandemic has created macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including the United States and Israel, have been taking measures designated to limit the continued spread of the COVID-19 pandemic, including closing workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Employers (including us) are also required to prepare and increase as much as possible the capacity and arrangement for employees to work remotely. We are still assessing and will continue to assess the effect on our business, from the spread of COVID-19 and the actions implemented by the governments of the State of Israel, the United States and elsewhere across the globe.

As the implementation of the above-mentioned measures extends, and as additional measures may be required in the event that the measures already taken prove to be insufficient or ineffective, we may face new and/or increasing concerns that may affect our ability to conduct our business effectively, including, but not limited to, adverse effect on employees’ health, a slowdown and stoppage of work and other activities which are essential and critical for maintaining on-going business activities. Even if the measures taken, or that will be taken, prove themselves to be useful, we, our suppliers and other business partners may recover at different rates, which may also affect our business activities.

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

Consumer and government resistance to GMOs may negatively affect our public image and reduce sales of plants containing our traits.

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

We have a history of losses, and incurred operating losses of $24.8 million, $21.2 million and $20.0 million for the years ended December 31, 2020, 2019 and 2018, respectively. There is no assurance that our efforts in developing our product candidates will result in commercially successful products. We expect to continue to incur losses in future periods, until we begin earning revenues or royalties on the product candidates we are currently developing and any new product candidates we develop in the future, if at all. Because we will incur significant costs and expenses for these efforts before we obtain any incremental revenues from them, our losses in future periods could be significant. In addition, we may find that these efforts are more expensive than we anticipate or that they do not result in profitability in the time period we anticipate, which would further increase our losses. For example, if governments across the globe continue to implement actions that limit movement and activity, as a result of the COVID-19 pandemic or otherwise, we could face increased costs in order to meet our product development timeline. If we are unable to adequately control the costs associated with operating our business, including our costs of development and sales, we may deplete our cash resources and may be unable to continue to finance our business from our existing cash resources, and, our business, financial condition, operating results and prospects will suffer. For more information concerning our cash resources, please see “Liquidity and Capital Resources” in Item 5.B below.

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

Similar risks are relevant to AgPlenus’ ag-chemicals operations, Canonic’s cannabis operations and Casterra’s castor bean operations.

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

Laws and regulatory standards and procedures that impact our business are continuously changing. Responding to these changes and meeting existing and new requirements may be costly and burdensome. Changes in laws and regulations may occur that could:

◾	impair or eliminate our ability to research and develop our product candidates, including validating our product candidates through lab, greenhouse, field or clinical trials;

◾
increase our compliance and other costs of doing business through increases in the cost to patent or otherwise protect our intellectual property or increases in the cost to our collaborators to obtain the necessary regulatory approvals to commercialize and market the product candidates we develop with them;

◾	require significant product redesign or systems redevelopment;

◾	render our product candidates less profitable, obsolete or less attractive compared to competing products;

◾	affect our collaborators’ willingness to do business with us;

◾	jeopardize import or export of raw material or end products, such as with respect to medical cannabis seeds, seedlings and products;

◾	reduce the amount of revenues we receive from our collaborators through milestone payments or royalties; and

◾	discourage our collaborators from offering, and consumers from purchasing, products that incorporate our discoveries.

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

Our commercial success depends in part on our ability to obtain and maintain patent protection and trade secret protection for our proprietary computational and experimental technologies, our discoveries and their uses, as well as our ability to operate without infringing upon the proprietary rights of others. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

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

We treat our proprietary computational and experimental technologies, including unpatented know-how and other proprietary information, as trade secrets. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with any third parties who have access to them, such as our consultants, independent contractors, advisors, corporate collaborators and outside scientific collaborators. We also enter into confidentiality and invention or patent assignment agreements with employees and certain consultants. Any party with whom we have executed such an agreement may breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such third party, or those to whom it communicates that technology or information, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, or if we otherwise lose protection for our trade secrets or proprietary know-how, the value of this information may be greatly reduced and our business and competitive position could be harmed.

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

As is the case with other biotechnology companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing biotechnology patents involves technological and legal complexity, and is costly, time consuming, and inherently uncertain. In addition, the U.S. Supreme Court has ruled on several patent cases, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways that may weaken or undermine our ability to obtain new patents or to enforce our existing patents and patents we might obtain in the future.

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

Several countries still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictions may limit materially our ability to sell our product candidates to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations and research and development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as ours. Further, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods for political reasons. Such actions, particularly if they become more widespread, may adversely impact our ability to conduct business.

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

On Israel’s domestic front there is currently a level of unprecedented political instability. The Israeli government has been in a transitionary phase since December of 2018, when the Israeli Parliament, or the Knesset, first resolved to dissolve itself and call for new general elections. In 2019, Israel held general elections twice – in April and September – a third general election was held in March of 2020, and a fourth general election was held in March of 2021. The Knesset, for reasons related to this extended political transition, has failed to pass a budget for the year 2021, and certain government ministries, which may be critical to the operation of our business, are without necessary resources and may not receive sufficient funding moving forward. Given the uncertainty with respect to when the current political stalemate will be resolved, our ability to conduct our business effectively may be adversely affected.

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

From time to time we hold corporate bonds and government treasury notes denominated in New Israeli Shekels and in U.S. dollars. These investments expose us to the risk of interest rate fluctuations. An increase in Israeli or in U.S. interest rates could cause the fair value of these investments to decrease.

We have received Israeli government grants for certain of our research and development activities. The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies supported by such grants outside of Israel. In addition, in some circumstances, we may be required to pay penalties in addition to repaying the grants.

 Our research and development operations have been partly financed through certain governmental grants, which impose certain restrictions on the transfer outside of Israel of the underlying know-how and the manufacturing or manufacturing rights of the underlying products and technologies. As of December 31, 2020, we had received from Israeli National Authority for Technological Innovation, or the IIA, approximately $7.8 million (including accrued interest). We may not receive the required approvals should we wish to transfer the know-how, technology or manufacturing rights related to such government grants outside of Israel in the future or, if we receive such required approvals, they may be subject to certain conditions and payment obligations. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Government Grants.”

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

Our ordinary shares were first offered publicly in the United States after our public offering in the United States in November 2013, at a price of $14.75 per share, and our ordinary shares have subsequently traded on the NYSE (until December 2016) and on the Nasdaq (since December 2016) as high as $19.80 per share and as low as $0.75 and as of April 1, 2021 were trading at $4.88 per share.

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

Changing laws, regulations and standards, in the United States or Israel, relating to corporate governance and public disclosure and other matters, may be implemented in the future, which may increase our legal and financial compliance costs, make some activities more time consuming and divert management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. Being a publicly traded company in the United States and Israel and being subject to U.S. and Israeli rules and regulations make it more expensive for us to obtain D&O insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

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

We believe we were a PFIC for U.S. federal income tax purposes in 2020, and there is significant risk we will be a PFIC in 2021 as well. U.S. shareholders who held our ordinary shares at any time during a taxable year in which we are a PFIC may suffer adverse tax consequences.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for United States federal income tax purposes. According to these rules, a publicly traded non-U.S. corporation may treat the aggregate fair market value of its assets as being equal to the sum of the aggregate value of its outstanding shares, or Market Capitalization, and the total amount of its liabilities. We intend to take the position that the excess of our Market Capitalization plus liabilities over the book value of all of our assets may generally be treated as attributable to non-passive assets. Based on the book value of our assets and liabilities and our Market Capitalization in 2020, we believe that we met the PFIC asset test described above for 2020 and, as a result, we were classified as a PFIC in 2020. Furthermore, because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because our Market Capitalization is currently below the level necessary to avoid PFIC status for 2021, there is substantial risk we will be classified as a PFIC for the 2021 taxable year as well. However, because PFIC status is determined after the close of each taxable year, we will not be able to determine whether we will be a PFIC for the 2021 taxable year or for any future taxable year until after the close of such year.

U.S. shareholders who held our ordinary shares at any time in 2020 or during any other taxable year in which we are a PFIC may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections may be available that would alleviate some of the adverse consequences of PFIC status and result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

General Risk Factors

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

A.          History and Development of the Company

Our History

We are a leading computational biology company aiming to revolutionize life-science product discovery and development across several market segments, including human health, agriculture, and other industrial applications.

Our company was founded on October 10, 1999 as Agro Leads Ltd., a subsidiary of Compugen Ltd. In 2002, our company was spun-off as an independent corporation under the laws of the State of Israel, and changed its name to Evogene Ltd. In 2018 and 2019, we reorganized certain of our divisions into wholly owned subsidiaries of the Company, as described in this annual report.

Our shares have been listed for trading on the TASE since 2007 and were listed for trading on the NYSE commencing with our U.S. initial public offering in November 2013, until December 2016, when we transferred the listing to Nasdaq.

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

The SEC maintains an internet site, http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our internet address is www.evogene.com. Neither such internet addresses are a part of this annual report.

Principal Capital Expenditures

Our capital expenditures for fiscal years 2020, 2019 and 2018 amounted to $0.7 million, $0.9 million and $0.4 million, respectively. Our capital expenditures during those years consisted of investments in property, plant and equipment. We anticipate our capital expenditures in fiscal year 2021 to include payments for maintenance and improvements of our facilities in Israel in order to support our activities, which we anticipate we will finance with our currently available cash.

B.          Business Overview

Overview

 We are a leading computational biology company aiming to revolutionize life-science product development across several market segments, including human health, agriculture, and other industries. To achieve this mission, we established our unique Computational Predictive Biology, or CPB, platform, leveraging the revolutions in big data and artificial intelligence and incorporating a deep understanding of biology.

Technology

Technology highlight

Our CPB platform aims to disrupt conventional life-science product discovery and development methodology, currently challenged by inefficiencies, such as long and expensive product development process and low probability of success. By computational selection of the most relevant core components for life-science products, such as microbes, small molecules and genes, and then computational optimization, we are aiming to reduce time, cost and most importantly increase the probability of success to develop life science based products. The company provides these discovery and development capabilities through three dedicated engines: MicroBoost AI for products based on microbes, ChemPass AI for products based on small molecules and GeneRator AI for products based on changes in genetic elements.

The discovery phase, based on product definition, requires the identification and selection of a reasonable number of candidates, for initiating the development phase toward a successful product. The challenge is that the number of possible candidates, from billions to infinity, together with a significant number of criteria that need addressing for a successful product, is extremely complex. This is exactly what the CPB platform and the three engines were designed to address – the prediction of the most promising candidates that indicate true potential for a successful product. Through computationally screening databases, according to specific product criteria, the selection of candidates can be narrowed down to focus on those most promising.

In addition to the selection of the candidates in the discovery phase, the CPB is used in the development phase. In the development phase, the chosen candidates undergo various validation processes on the way to becoming a commercial product with the desired attributes. In this process, the candidate's ability to pass the validation criteria is improved, if needed, by using the technology. The main challenge is to identify the best optimization proposal for the specific attribute without impairing other attributes.

CPB Platform

As described above, the mission of the CPB platform is to revolutionize the product discovery and development approach in life science industries by decoding the biological world using computational biology. This platform is the outcome of a decade long, multidisciplinary effort to integrate scientific concepts with big data and the most advanced computational analytics in order to develop predictions of potential product candidates that later undergo experimental validation and optimization toward commercialization. We believe that the uniqueness of our computational prediction approach stems from our ability to successfully address multiple product attributes at the beginning of the discovery process, and during the optimization phase.

These efforts have been enabled by two parallel revolutions taking place in the last decades: (i) the data revolution – allowing the creation of enormous amounts of high-quality biological and chemical data in a cost-effective manner, and (ii) the computational processing revolution – allowing the analysis of data with advanced algorithms such as machine learning and other artificial intelligence methods.

The CPB platform represents a revolutionary approach for the design and prediction of novel products, based on four pillars: first, computationally modeling the specific biological challenges in the discovery and development of each product into pre-defined criteria, based on profound scientific understanding and know-how; second, designing genomic, chemical and microbial databases holding diverse types of curated data specifically aimed at addressing the biological challenges identified; third, developing state of the art computational tailored analytics, including artificial intelligence algorithms, designed to provide more accurate predictions to those challenges; and fourth, screening and validation systems comprised of multiple tailored bioassays to validate the product candidate and to assist in its optimization.

Proprietary Databases

To date, Evogene’s databases leverage multiple sources and types of tailored “big data” in order to support the different research and development activities across the company. Specifically, we focus on four different entities: microbial organisms, microbial genes, small molecules and plant genes. Our information databases on these different entities are rich and highly interconnected, enabling our analysis platforms to maximize their predictive power. Our databases draw in part from the public domain, and in part compile increasing amounts of proprietary data, generated either in-house or received from our collaborators.

Discovery and Development Engines

The CPB platform is the foundation for Evogene’s three engines boosting the discovery and development of novel life science products: MicroBoost AI, ChemPass AI and GeneRator AI. The unique products obtained with the use of the engines are: microbes; small molecules; and genetic elements, respectively. These engines are utilized by Evogene’s current partners, which mainly consist of the company’s subsidiaries and may be utilized by additional potential partners.

These engines comprised of advanced proprietary computational analysis platforms, offering s unique algorithms and methodologies are designed to address immense numbers of parameters, the respective big data and tailor them in a highly effective manner for a researcher. These computational analysis platforms are designed to deliver innovative solutions to key bottlenecks in the product development process. These platforms increasingly utilize artificial intelligence, machine learning driven approaches and other sophisticated algorithms to provide effective predictions for key questions, such as efficacy and stability. As our predictions undergo validation via dedicated validation systems, this allows us to continuously improve our predictions by feeding back these results into our systems.

MicroBoost AI employs an innovative function-based approach based on a proprietary microbial function catalog for the identification of novel microbial candidates. This engine not only aims to identify candidates with high potential for a specific product, but also pinpoints the biological reasoning behind its selection, improving the chances of the initial microbial candidate to pass the subsequent optimization and development phases.

ChemPass AI combines large, well-organized, searchable database and a set of AI-based algorithms and innovative chemo-informatics tools to search, invent, prioritize and analyze new small molecules prior to their expensive synthesis and testing phase. This platform is used to drive and accelerate the small molecule product development process by using a set of high-end, validated tools and algorithms for virtual screening for the identification of small molecule hits meeting multiple end-product attributes.

GeneRator AI aims to develop life science products via targeting and modifying genetic elements. By using a set of highly advanced AI computational tools and end-to-end discovery and development pipelines, GeneRator AI identifies genomic elements of interest which can be then applied in genome editing, genetic engineering, or as biomarkers and in additional applications.

Validation and screening systems

Our experimental technologies include bioassays as well as screening and validation pipelines (set of bioassays organized in a cascade of tests). They relate to diverse scientific fields including molecular biology and biochemistry, microbiology, organic chemistry, plant tissue culture, plant pathology, greenhouse and field activities. All processes are accompanied by precise data gathering and coordinated by pipeline management and QA.

Our validation and screening systems support the following four key aspects of our unique research and development approach: (i) generating data sets to enable development and proof of concept of tailored computational modules and their prediction performance evaluation; (ii) validating and screening characterizing selected product candidates by the division’s or subsidiary’s scientific teams; (iii) connection between the computational developers and the biological development process of the product and direct acquaintance with the difficulties in its development; and (iv) transforming computational-based recommendation to a physical entity output.

The team

As of December 31, 2020, our research and development activities involve 88 employees amounting to approximately 68% of our total full-time workforce, of which 51 are employed at Evogene and 37 are employed via our subsidiaries. Our staff possesses multidisciplinary and wide-ranging expertise, with employees specializing in biology, chemistry, plant genetics, agronomics, mathematics, computer science and other related fields. 41 of our employees hold a Ph.D.

Furthermore, we have a Scientific Advisory Board composed of representatives from the Faculty of Agriculture of The Hebrew University in Jerusalem, the Weizmann Institute of Science in Rehovot and other global academic institutions, as well as experienced scientists from the industry.

Business Model

Evogene has two different business models. The first, which was the main business model until 2014, is product development through collaborations. In this business model Evogene engages with a partner for joint development of a defined product, requested by the partner. In this frame, Evogene typically conducts the initial R&D activity, discovery and early stage development, while later stage development and commercialization is conducted by the partner. In this model, Evogene’s potential revenues are:

◾	R&D funding for activities that Evogene conducts in the collaboration,
◾	Milestone payments for when the candidates advance in our partner’s pipeline, and
◾	Revenue sharing from the end-product.

Until 2014, Evogene engaged in several collaborations of this type with Bayer, Monsanto, DuPont and Syngenta, focused on improving seed traits using genetic modification, or GM, approach.

Evogene’s second business model is rather unique. Starting in 2015, Evogene made a strategic decision that in addition to product development with a partner based on the partner's request, it will begin developing its own product pipelines, each focusing on a specific industrial segment - benefiting from its unique technology. When such a product pipeline reaches a certain level of maturity, the activity is spun into a dedicated subsidiary.  Each subsidiary focusing on continued development of its pipeline and adding new products to its specific market segment, while using Evogene's technology as its core competitive advantage.

Today, Evogene has four main subsidiaries, each focused on a different field of activity. Each subsidiary has its own board of directors, separate management, scientific advisory board and its own R&D and business development teams that focuse on developing its own pipeline and go-to-market. At the same time, each subsidiary benefits from using Evogene’s technology under an exclusive license from Evogene to use the CPB’s discovery and development engines that are relevant to the subsidiary’s field of activity. The terms of these licenses provide that the subsidiary owns the discoveries and product candidates that result from the utilization of the CPB, while Evogene retains all rights to the CPB platform itself. According to the characteristics of the end-market, the subsidiaries can decide to commercialize their products independently or in collaboration with a partner.

Fields of Activity

Given the broadly applicable capabilities of our technology, as provided through its three engines, we can potentially enhance and improve product development in a variety of life science industries, including human health and agriculture. Today Evogene is applying its MicroBoost AI engine to direct and accelerate the discovery and development of two types of products:  human-microbiome based therapeutics in human health and ag-biological products in agriculture.  The ChemPass AI engine is used for the discovery and development of two types of products:  drugs based on small molecules in human health, and ag-chemicals, such as herbicides and insecticides, in agriculture. GeneRatorAI engine is applied for the discovery and development of three types of products:  medical cannabis in human health, improved seed traits in agriculture, and improved castor varieties to support the castor oil production industry.

Evogene continuously evaluates new substantial industries with well-recognized development road-blocks for which we can leverage our capabilities and assets for the development of next-generation products. We select the most suitable markets to focus on, based on a number of criteria, including: (i) market size; (ii) a well-recognized, unmet need for next-generation products; (iii) an understanding of the scientific or technical road-blocks that prevent others from developing next-generation products; and (iv) most importantly, the expectation that our CPB platform and unique approach provide a significant competitive advantage in addressing these road-blocks.

Currently being evaluated is the initiation of discovery and development of life-science based products in various new fields, such as:

◾	Microbial based products for the aqua-culture industry, using MicroBoost AI
◾	Drug optimization for human health using ChemPass AI, and
◾	Developing high quality plant-based food, using GeneRator AI for genome-editing.

Subsidiaries

Most of Evogene’s activities have been transferred to dedicated subsidiaries, only the seed traits activity in the field of agriculture, is currently organized as an internal division in Evogene. In Human health there are two subsidiaries: Biomica, focusing on microbiome-based therapeutics, and Canonic, focusing on medical cannabis products. In Agriculture there are two subsidiaries: Lavie Bio focusing on ag-biologicals and AgPlenus focusing on ag-chemicals. In other industries there is one subsidiary, Casterra, focusing on Ag-solutions for castor oil production.

Revenues

Except for initial seed sales under our Casterra activity, our activities are still in the development stages and no products have been commercialized based on our discoveries. Our revenues consist primarily of research and development payments under our strategic collaborations in the field of seed traits and ag-chemical products. A breakdown of our revenues by business activity and geographic markets for each of the last three financial years is provided in “Item 5. Operating and Financial Review and Prospects—Key Measures of Our Performance—Revenues.” In the future, we expect that we and our subsidiaries will receive milestone payments and royalty revenues under such collaborations, as well as revenues from the sale of end-products or commercialization of product candidates.

In 2021, through our subsidiaries or directly, we expect to continue to develop our product pipelines and initiate new collaborations with an increased focus on strategic relationships for joint product development. We also expect to continue to evolve our organization, and to continue to examine new areas in which additional value can be created in a relatively short time.

COVID-19 Impact

The precautionary measures undertaken by many governmental authorities worldwide, including in Israel and the U.S., in order to limit the spread of the ongoing Coronavirus outbreak, and its negative impact on economies and financial markets worldwide, may affect the implementation of our business plan and objectives by: (i) disruption of ordinary course of operations for us, our collaborators and contractors, causing operational delays, labor shortages, travel disruption and shutdowns, which could have an adverse effect on our development programs, (ii) adversely impacting our ability to maintain or extend our existing collaborations or enter into new collaborations on favorable financial terms, (iii) negatively impacting on our ability to raise additional funds for our operations, if and when needed. With respect to 2021, we expect that the impact of the COVID-19 on our operations (assuming the pandemic to be at the level today) will be minimal.

Major Occurrences and Developments

The following are major occurrences and developments in the Company during 2020 and until the date of this annual report, reflecting advancement in all areas of activity:

Evogene

◾	Corporate branding (May 2020) – we launched our new branding to reflect Evogene’s expanded vision and new business model.
◾	CRISPR-IL consortium (June 2020) – we announced our participation in the CRISPR-IL consortium to provide an end-to-end artificial intelligence system for genome-editing.
◾	Fundraising (September 2020) – we secured a $10 million equity investment led by ARK Investment Management, LLC.
◾	Fundraising (November 2020) – we secured a $12 million investment by institutional investors.
◾	CRISPR-IL consortium (January 2021) – we announced a 2020 year-end update for the CRISPR-IL consortium.
◾	At-the-market, or ATM, offering (February 2021) – we completed a $28 million ATM offering and entered into a new ATM offering sales agreement for the sale of up to $50 million of our ordinary shares.

Lavie Bio

◾
Bio-pesticide program (October 2020) – LAV312 showed positive results in protecting grapes from Botrytis in a trial that took place in an Italian vineyard. Product expected to reach the market in 2024.

◾
Bio-stimulant program (December 2020) – LAV211 was successfully combined with harvesting spring wheat in North Dakota. Based on results gained during the last three years, product launch is expected in 2022.

AgPlenus

◾	Strategic collaboration (March 2020) – entry into a strategic collaboration with Corteva Agriscience, to develop a novel herbicide, based on pre-lead candidates.
◾
Herbicide program (December 2020) – reaching a lead phase for lead candidate APH1, following the completion of field tests that demonstrated APH1’s effective control over a broad panel of weeds, including ones known to have resistance to existing herbicides.

Biomica

◾	Immuno-oncology program (September 2020) – achieved positive results in a pre-clinical study.
◾	Immuno-oncology program (October 2020) – initial scale-up and first GMP production of drug candidates, as preparation for first-in-man clinical trial, expected to be initiated in 2021.

Canonic

◾
Go-to-market strategy (December 2020) – entered into an agreement with a commercial partner for cultivation of proprietary cannabis varieties, as part of the strategic goal to build an end-to-end value chain - from seed to product sale.

◾	Precise product family (February 2021) – entered into a collaboration agreement with Tikun Olam-Cannbit Pharmaceuticals Ltd. for the development of novel medical cannabis products.
◾	MetaYield product family (March 2021) – announced identification of leading cannabis varieties to be further developed into commercial varieties, towards expected commercial launch in Israel in 2022.
◾	Go-to-market strategy (March 2021) – entered into agreements with Tikun Olam-Cannbit Pharmaceuticals Ltd. for production, packaging and distribution of medical cannabis products under Canonic’s brand.

Ag-Seeds Division

◾
Novel insect control traits (March 2021) – entered a collaboration agreement with Plastomics Inc. targeting novel insect control traits for soybean. Evogene’s insect control genes demonstrating new modes of action (MoAs) will be introduced into soybeans using Plastomics chloroplast technology.

Market Segments

Ag-Business Market

Background

The global population is projected to reach 10 billion inhabitants by 2050, which is expected to lead to a necessary 50% expansion in food, feed and biofuel production. On the supply side, 17% of harvest is lost to climate change, while 12 million hectares of agricultural land is lost, annually. This results in the need to increase food production by increasing yields and cropping intensity as there is limited arable land left to expand planting.1 an increase in food production needs to address the need to maintain sustainability and food quality. In recent years this understanding and need is becoming more evident as a result of increased consumer awareness and demand for more sustainable and healthy food production practices. We believe that this is evident in the Farm to Fork Strategy, which is at the heart of the European Green Deal, which aims to address the challenges and accelerate the transition to sustainable food systems, to ensure that the economic, social and environmental foundations of food and nutrition security are not compromised for current and future generations.

In light of historical and current needs to improve crop productivity while maintaining sustainability and food quality, technological inventions have been incorporated into agriculture since the dawn of humanity. During the last decade, the biological world has witnessed a dramatic increase in the availability of data and scientific understanding, which is used to drive agricultural product innovation. This increase in the availability of data and scientific understanding has primarily been a result of the introduction of new technologies that facilitate the rapid generation of quality data at a significantly lower cost. As a result, the key opportunity, and challenge, for enhancing crop productivity has shifted from the generation of quality data to data integration and the analysis of large volumes of data.

Lavie Bio Ltd.

Overview

In 2015, we initiated our activity for developing ag-biological products as a division within Evogene and early in 2019 it was organized under Lavie-Bio Ltd., an independent company that upon establishment was wholly owned by Evogene.

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

Lavie Bio is focused on developing two main types of products: (i) bio-pesticides, which are ag-biologicals for crop protection, addressing biotic stresses such as insects, diseases and weeds and (ii) bio-stimulants, which are ag-biologicals for crop enhancement, directly impacting crop yield or abiotic stress tolerance.

1 Source: Piper Jaffray, Industry Note August 27, 2013, Agriculture.

Investment by Corteva

In August 2019, we announced that Corteva Agriscience had invested in Lavie Bio. The transaction included the exchange of all shares of Corteva’s wholly owned subsidiary Taxon Biosciences along with a US$10 million equity investment by Corteva in Lavie Bio in consideration of approximately 28% of Lavie Bio’s equity. The assets of Taxon Biosciences include, among others, a large microbial collection and product candidate pipeline. During 2020, Lavie Bio integrated these assets into its microbial collection, technology platform, and pipeline.

Market

The market for ag-biological products was estimated at $7.8 billion in 20182 and is a growing segment in the approximately $250 billion agricultural input market which includes the seed, crop protection and fertilizers segments. The sales of ag-biological products significantly grew in past years, expanding from a market size of $3.2 billion in 2015 to its current size following a shift in growers and consumer preferences to more sustainable and healthier practices, while driving agriculture productivity. According to market estimates, this market is forecasted to reach sales of $19 billion in 20252, anticipated to be driven by improvement of the product attributes of ag-biologicals, such as efficacy, stability and commercial viability.

Companies in this market can be generally divided into three groups: (i) major seed and ag-chemical companies, such as BASF, Bayer, ChemChina and Corteva, with internal research and development units dedicated to development of ag-biological products, (ii) small to mid-size biotech companies specializing in ag-biologicals with their own product development programs, and (iii) academic and agricultural research institutions that pursue research activities in the field, typically focusing on early stage activities.

Business Model

Lavie Bio has defined three main models for market access:

(i)
Direct market access – in fragmented markets Lavie Bio expects to complete product development of its products independently and then will establish a tailored market access strategy per specific product and territory (such as certain fruits and vegetables);

(ii)
Indirect market access – in markets in which Lavie Bio identifies strategic partners that can drive the go-to-market for its products, the aim is to gain market access through collaborations with such partners. The revenues could include co-development and royalty-bearing commercialization agreements; and

(iii)
Precision Optimization collaboration – Lavie Bio’s platform is used to optimize activity on promising candidates (Precision Optimization). This activity is a unique asset that allows Lavie Bio to harness the potential of live microbial products, addressing challenges of efficacy (e.g. impact against pest), consistency (e.g. stability of performance in the field) and commercial viability (e.g. shelf life). Currently, Precision Optimization is implemented for internal product programs, but can also significantly contribute to other ag-biological companies with existing products or products that are close to market release that face challenges blocking their commercial potential. Payments for this may include co-development and royalty-bearing commercialization agreements with third party collaborators.

To date, Lavie Bio has not commenced commercialization and has not yet generated significant revenues. In the longer term, as its product candidates advance through development and to the extent that they are commercialized, Lavie Bio expects revenues from direct sales under the ‘direct market access’ model as well as milestone payments and royalty payments from products developed and commercialized under the ‘indirect market access’ model and the ‘precision optimization collaboration’ model. Lavie Bio expects the launch of its first product under the ‘direct market access’ model, of a spring wheat bio-stimulant product, by 2022.

2 According to industry publications.

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

Lavie Bio’s Biology Driven Design, or BDD, facilitates and accelerates the design and development of microbiome-based products through the decoding of complex microbiome/host interactions and the identification of the key genetic elements (functions) governing these interactions. This decoding, which enables amplification of positive, elimination of negative, and the retrieval of lost interactions, is powered by big data and artificial intelligence, provides the basis for products design. The enabling technologies for the establishment of the BDD platform are the MicroBoost AI engine, a component of Evogene’s CPB platform, and the Taxonia platform, which harnesses genomics and informatics to develop transformative applications to agriculture, acquired as part of the Taxon Biosciences acquisition.

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

The development process for microbial-based ag-biologicals is generally divided into four steps, or phases, which include discovery, pre-development, development, pre-commercialization, and ending with registration approval and commercial launch. As this is a relatively young industry, the process is not yet well established and standardized and the below outline is established based on our experience and estimations.

◾
Discovery: The identification of a candidate microbial strain, or microbial strain teams, having the potential to improve the target trait. A collection of selected microbial candidates is typically tested on the crop(s) of choice in greenhouse screens or limited field experiments for various efficacy, stability and commercial viability criteria. Candidates that meet the testing criteria are referred to as “Hits”. Typically, the duration of the discovery phase is approximately 12-18 months.

◾
Pre-development: Promising Hits are advanced to pre-development phase, in order to further assess and optimize performance criteria such as shelf life, efficacy and stability. Successfully performing microbial candidates are referred to as “Advanced Hits”. Typically, the duration of this phase is approximately 12-18 months.

◾
Development: This phase is usually divided into Development Stage 1, resulting with a “Lead”, and Development Stage 2, resulting with a “Pre-Product”. In this phase, the fermentation and formulation procedures are further optimized to allow for further testing and validation of efficacy and stability in the field as well as for commercial scale production, addressing cost of good targets and compatibility with other agricultural inputs. Based on industry benchmarks and our estimates, we estimate the duration of this stage to be approximately 24 months.

◾
Pre-commercialization: In this phase, extensive field tests are undertaken to demonstrate the effectiveness of product candidates in enhancing the target trait, including production of data to support product positioning. Additional activities towards launch are performed, including packaging development, upscale manufacturing protocol, registration and regulation. Based on industry benchmarks and our estimates, in the U.S. we expect the duration of this stage to be approximately 24 months for bio-stimulants and 36-48 months for bio-pesticides due to longer regulation processes.

Product Development Pipeline

The following table sets forth Lavie Bio’s main product development programs3:

In respect to its Bio-stimulants 1 program for spring wheat, in December 2020, Lavie Bio announced that LAV211 was advancing into the pre-commercial phase, following field trials in target locations, meeting development criteria and outperforming trial controls, which included competitor benchmarks. Additionally, LAV211 received product registration approval during 2020 in North Dakota and Montana, key target markets for growing spring wheat. Additional commercial scale trials are planned for 2021, in preparation for product launch planned for 2022. Lavie Bio intends to evaluate potential expansion of LAV211 to additional crops.

                In respect to its Bio-pesticides program against fruit rots, during 2021 Lavie Bio expects to advance product development of one of its leading product candidates, LAV311 or LAV312, towards regulation filing in 2022.

Key Collaborations

Corteva (originally with DuPont-Pioneer)

In July 2017, Evogene entered into a multiyear collaboration with DuPont Pioneer (now Corteva, following the merger of Dow Chemicals and DuPont in September 2017 and the establishment of Corteva as the agriculture division of the merged DowDuPont entity), for the research and development of novel microbial bio-stimulant seed treatments for the improvement of corn productivity globally. Following the establishment of Lavie Bio, the collaboration agreement was assigned from Evogene to Lavie Bio. Under the agreement, Lavie Bio is entitled to milestone payments for advancement of candidate strains, and royalties from product sales. This collaboration helped in establishing the relationship with Corteva, which matured into Corteva’s investment in Lavie Bio.

Corteva and Lavie prioritized certain product programs to be executed by Lavie Bio, and Lavie Bio committed to allocate a certain part of its research and development budget to these programs. In addition, Corteva’s investment in Lavie Bio was accompanied by the provision to Corteva of certain rights to obtain future commercial licenses to Lavie Bio’s candidate products, mainly in corn and soy.

3 Please see “—Product Development Cycle” for a description of the product development cycle of ag-biological products.

Intellectual Property

Lavie Bio files for patents to cover the use of microbial strains, or strain teams, that are the core active ingredients of the products we develop, as well as enabling technologies. Other innovative and proprietary technologies that we develop (such as computational predictive and design technologies), are typically protected as ‘trade secrets’.

Raw Materials

Lavie Bio does not significantly rely upon any sources of raw materials for its operations.

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

AgPlenus Ltd.

Overview

In 2015, we initiated our activity for developing ag-chemical products as a division within Evogene, and in 2018, we announced that it had been organized under AgPlenus Ltd., a separate company, wholly owned by Evogene upon establishment. AgPlenus aims to design effective and sustainable crop protection products (crop protection refers to the science and practice of managing risks of weed, plant diseases, and insects that damage agricultural crops and forestry) by leveraging predictive biology and chemistry. AgPlenus’ activities focus on herbicides, with a strong focus on novel modes-of-action, or MoAs, and on insecticides, focusing on new sites-of-action, or SoAs.

Market

According to industry publications, the crop protection chemicals market was estimated at approximately $63 billion in 2019 and is expected to grow to over $90 billion by 2026.4 Lack of available solutions for pest control and increasing resistance to existing crop protection solutions lead to a pressing need for novel crop protection products. However, due to current technological limitations and increasing regulatory requirements, the development of crop protection products is lengthy, complicated and expensive.

4 Facts & Factors - https://www.globenewswire.com/news-release/2021/02/02/2168067/0/en/Crop-Protection-Chemicals-Market-Size-Share-Will-Reach-to-USD-90-Billion-by-2026-Facts-Factors.html

Competition

The ag-chemical market, as described above, can be classified into four key groups of companies: (i) major seed and ag-chemical companies, such as BASF, Bayer, ChemChina and Corteva, with internal research and development units dedicated to development of ag-chemical products, (ii) small to mid-size ag-chemical companies, mainly Japanese companies focused on the Japanese market, that develop crop protection products, (iii) small to mid-size biotech companies that undertake new approaches to research and development of novel crop protection products, and (iv) academic and agricultural research institutions, typically focusing on early stage activities.

Business Model

AgPlenus’ business model is based on two commercialization avenues:

Commercialization of advanced product candidates– when product candidates advance to what is referred to in the industry as a Lead, at the end of the discovery stage, or an Optimized Lead, at the end of the lead optimization stage, these product candidates gain increased commercialization value.

Early stage collaborations – enter early stage collaborations, providing a tailored product offering per partner and market, in order to build long-term relationships in the industry and to mitigate the risk associated with building an independent pipeline.

Currently, AgPlenus’ revenues are derived from research and development payments under early stage collaborations. In the longer term we expect that: (i) as AgPlenus’ product candidates advance through development in our partner’s pipelines, and to the extent that they are commercialized by its collaboration partners, revenues will include milestone payments and royalty payments, or to the extent that they are sold, revenues may include significant one-time payments; and (ii) as its internal pipeline product candidates further advance, AgPlenus will be able to reach higher value revenue-sharing deals.

Product Development Programs

Scientific Approach

AgPlenus’ approach is based on the disruption of the traditional methods of ag-chemical discovery and optimization by implementing a target-based approach for identifying and developing novel herbicides and insecticides with new MoAs or SoAs to address the growing resistance of weeds and insects to existing products. AgPlenus utilizes Evogene’s CPB platform’s capabilities, namely the ChemPass AI engine dealing in small molecule discovery and development, as well as advanced technologies and know-how, to drive chemical discovery with the target of ultimately developing new herbicides and insecticides that display new MoAs or SoAs.

AgPlenus’ approach begins with the computational and research-driven identification of protein ‘targets’, which are proteins that are essential to the function of performance of the relevant weed or insect. Following the identification and validation of such targets, we identify candidate Hits, which are chemical compounds that potentially inhibit these targets. We screen candidate hits to identify those displaying effect on weeds or insects of focus. Hits displaying confirmed activity in the initial validation screens enter the Hit-to-Lead process, which includes computational optimization and additional, more advanced, validation experiments. In addition, these capabilities are also used independently of each other to discover new Hits for known targets, to optimize an existing Hit-to-Lead and to optimize a commercial molecule.

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

◾
Hit-to-Lead process – Hits displaying confirmed activity in the initial validation screens will enter the Hit-to-Lead process, including several optimization cycles, each constructed of compound design (in our case, focusing on computational optimization), synthesis of compounds and validation experiments. This stage ends with a ‘Lead’ compound, which is a validated hit that has confirmed activity in advanced validation screens proving commercial level efficacy that is confirmed in initial field trials.

Lead optimization

◾
In this stage, multiple field trials are conducted in diverse geographies, as well as greenhouse experiments on resistant weed biotypes and on commercial crops, and the compound structure and formulation are finalized. Lead optimization also entails initial toxicology tests, process engineering on the molecule and cost of goods analysis. This stage ends with an ‘Optimized Lead’ compound.

Pre-development stage

◾	In this stage, field trials to validate all commercial cases are conducted, including testing product mixtures, as well as additional safety trials. This stage ends with a ‘Pre Development’ compound.

Development, Regulation & Registration stage

◾
In the final development phases, new chemical products are registered with the proper regulatory authorities and then launched for commercialization. According to publications of key industry players. We expect that these last stages of development will be conducted by our current and future collaboration partners or by our customers.

Product Development Pipeline

The following table sets forth AgPlenus’ main internal product development programs:

(1)	The table does not present product development programs undertaken with collaborators that are subject to confidentiality restrictions.

In 2021, AgPlenus expects to reach a herbicide tolerance trait proof of concept for a ‘Lead’ herbicide under its New MoA Herbicide program and sign a licensing agreement for a leading candidate of is New MoA Herbicide or SoA Insecticide programs. In 2022, AgPlenus expects to reach an ‘Optimized Lead’ stage and sign a strategic agreement for the development of an ‘Optimized Lead’ compound in its New MoA Herbicide program.

Key Collaborations

Corteva – Herbicides

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

BASF SE (BASF) – Insecticides

In May 2018, Evogene announced that we entered into a two-year collaboration with BASF for the development of novel insecticides based on new binding areas, or SoAs. Following the establishment of AgPlenus, the collaboration was assigned from Evogene to AgPlenus. Under the terms of the agreement, in the initial phase of the collaboration, we utilized our biology-driven computational methods to identify potential novel compounds that act on new proteins binding sites. Compounds we discover enter BASF’s proprietary insecticides discovery platform for efficacy screening and testing and to validate the chemistry’s ability to modulate the respective target proteins.

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

BASF SE (BASF) – Herbicides

In December 2015, Evogene entered into a multi-year collaboration with BASF for the discovery and development of novel herbicides. Under the terms of the collaboration agreement, we utilized our biology-driven computational discovery approach to identify potential candidate chemicals for novel herbicides while BASF used its proprietary advanced plant platform to screen the candidate chemicals in order to experimentally validate their biological effects on weeds. Following the establishment of AgPlenus, the collaboration was assigned from Evogene to AgPlenus. Following termination of the research efforts, the collaboration has ended in March 2021.

Intellectual Property

AgPlenus is seeking patent protection for intellectual property rights covering its leading product candidates.

Government Regulation of our Operations

AgPlenus’ activities are performed at labs in Israel and are regulated by the provisions of several Israeli governmental agencies. Violation of these regulations may expose us to criminal or civil actions and may impose liability on us.

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

Seasonality

The field testing of AgPlenus’ leading product candidates, which have reached advanced stages of product development, are highly dependent on crop seasonality.

Currently, AgPlenus does not have any commercialized products and therefore its revenues are not subject to variations based on seasonality. However, our expectation is that, in the future, sales cycle of the products we develop will be dependent on crop seasonality.

Ag-Seeds Division

Overview

The global population will expand to approximately 9.7 billion, pushing food demand up 70%, by 20505,6. Our seed traits activity is focused on the development of products improving seed traits that have a direct impact on crop productivity through the use of GM and non-GM approaches, aiming to fulfill such growing demand. We mainly target key commercial crops such as corn, soy, wheat, rice and cotton.

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

In general, we utilize several biotechnology approaches with the goal of improving seed traits, including: (i) genome editing technologies, enabling deletion or modification of specific genomic regions in the crop's genome without inserting foreign DNA to the plant, (ii) genetic modification of plants, which involves the direct manipulation of a plant’s genome by inserting a gene into the plant’s DNA, and (iii) advanced breeding methods, whereby plants with favorable characteristics are selectively crossed through genomic-guided breeding schemes.

In recent years, the CRISPR technology is considered to have the potential to revolutionize the product development of new seed traits, while overcoming environmental and other challenges, and is expected to expand the global crop industry by $110 billion between now and 2025 with an expected growth of 25%7.

5 The future of food and agriculture, trends and challenges: http://www.fao.org/3/i6583e/i6583e.pdf.
6 The United Nations World Water Development Report. Wastewater: The Untapped Resource, UNESCO. 2017: https://unesdoc.unesco.org/ark:/48223/pf0000247153.
7 CRISPR Genome-Editing- Market Opportunity And Key Players: https://research.ark-invest.com/hubfs/1_Download_Files_ARK-
Invest/White_Papers/ARK%20Invest_081318_White%20Paper_CRISPR%20Opportunity.pdf?hsCtaTracking=3e9ae410-326d-4658-9a4a-fd6c4cb7b263%7Cfa54a728-0144-4138-a518-b0051eae3b7f

Market

According to industry publications, in 2020 the GM seeds market size was estimated at approximately $27.9 billion and is projected to reach to $45 billion by 2027. The GMO crops and seeds market in the U.S. is estimated at US$7.5 billion in the year 2020, while China is forecast to reach a projected market size of US$10 billion by the year 20278. The market potential for traits addressing plant insects and diseases was estimated to be between $7.5 billion to $8.5 billion, out of which the commercial value of insect control products was approximately $4.5 billion.9

Business Model

In the Ag Seeds activity, we collaborate with seed companies in the development of improved seed traits. Our partners include world-leading seed companies, including Bayer and Corteva, as well as regional seed companies such as Tropical Melhoramento & Genética S/A, or TMG. Typically, under these collaborations we perform the discovery phase, during which we discover and validate candidate trait-improving genetic elements. Subsequently, our collaborators, under license from us, test and further develop these discoveries in their product development pipelines, starting Phase I, with the goal of introducing them into commercial crop seeds. For more information on the product development pipeline, please see “— Product Development Pipeline” below.

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

In the Ag-Seeds division, we currently generate revenues from research and development payments for our activities. All of our product development programs under our Ag-Seeds activity are currently either in the Discovery or in Phase I stages. For more information on our product development programs in this field, see “— Product Development Programs.”

Product Development Programs

Scientific Approach

The division uses our expertise in plant and bacterial science and genomics to improve commercial seed traits. Evogene’s proprietary CPB platform, specifically, the GeneRator AI and MicroBoost AI engines, validation techniques and other capabilities enable us to identify and optimize promising genetic elements that have the potential to improve our traits of interest in target crops.

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

Product Development Cycle

 The length of the process of developing and integrating seed traits may vary depending on the technology being applied, the complexity of the trait and the type of crop involved. The development process for seed traits is typically divided into discrete steps, or phases, as follows:

◾
Discovery: The identification of target genetic elements for enhancing specified plant traits. We test these elements in different validation systems to determine their ability to enhance the specified trait. In our experience, the Discovery phase takes approximately 6-18 months. The target genetic elements may be applicable to product development through different technological approaches (i.e. genome editing, GM or advanced breeding). In our collaborations, we typically undertake this phase.

◾
Phase I, or “Proof of Concept”: Validated candidate genetic elements are advanced to Phase I. In this phase, they are tested in target plants through greenhouse trials, field trials, or both, for their efficacy in improving plant performance. Phase I may be conducted by us or by our collaborators, and in our experience, may last between two and five years for a GM product or, three years for a genome editing or advanced breeding product. For products developed through genome editing, deregulation process for classifying a product as non-GM is typically initiated during Phase I.

8 Global GMO Crops and Seeds Industry. Sept 2020. ID: 5960955
9 According to Industry publications.

◾
Phase II, or “Early Development”: In this phase, the field tests are expanded, and our collaborators evaluate the genetic elements on multiple geographical locations and varieties, to reach commercially viable success rates. We estimate the duration of Phase II is between two to four years. For a GM product, by the end of this phase, a specific product candidate will be selected to advance to Phase III. For genome editing and advanced breeding products, the end of this phase will lead straight to Phase IV (Pre-Launch).

◾
Phase III, or “Advanced Development and Regulation”: This phase is relevant only for the development of GM products. Extensive field trials are performed to test the effectiveness of the selected product candidate across locations, and regulatory approvals are obtained, including potential environmental impact assessments, toxicity and allergenicity. We estimate the duration of Phase III is between one to two years.

◾
Phase IV, or “Pre-Launch”: This phase involves preparation for commercial launch. The range of activities here includes preparing the seeds for commercial sales, formulation of a marketing strategy and preparation of marketing materials. We estimate the duration of Phase IV is between one to two years.

As indicated, the estimated timeframes of phase duration are based on our experience and estimates according to available information. The total development time for a particular product may be longer or shorter than the duration presented above depending on a range of factors.

Product Development Pipeline

The following table sets forth our key product development programs in the segment of yield & abiotic stress tolerance seed traits under development with our collaborators:

Program	Crop	Technology	Collaborator	Development Phase
1	Corn	GM	Bayer	Phase I – at collaborator under license.
2	(1)	Advanced breeding	A consumer goods company (1)	Undisclosed. At collaborator under license.
__________

(1)	Crop and collaborator name not disclosed.

The following table sets forth our key product development programs in the segment of disease resistance traits, under development with our collaborators:

Program	Crop	Trait	Technology	Collaborator	Development Phase
1	Corn	Fusarium	GM & genome editing	Bayer	Undisclosed. At collaborator under license.
2	Soybean	Asian Soybean Rust	GM	Corteva	Undisclosed. At collaborator under license.
3	Soybean	Nematodes	Genome editing	TMG	Discovery
4	Banana	Black Sigatoka	GM	Rahan Meristem	Phase I – at collaborator under license.

The following table sets forth our key product development programs in the segment of insect control traits, under development with our collaborators or as internal product development programs:

Program	Trait	Crop	Technology	Collaborator and Collaboration Phase	Phase
1	Lepidoptera	Corn, Soybean, Cotton	GM	Internal program	Phase I
2	Coleoptera	Corn, Cotton	GM	Internal program	Phase I
3	Hemiptera	Soybean	GM	Internal program	Phase I

Key Collaborations

Bayer (originally with Monsanto)

In August 2008, we entered into a Collaboration and License Agreement with Monsanto (now Bayer, following the completion of the acquisition of Monsanto by Bayer in June 2018 and a later assignment of the agreement from Monsanto to Bayer CropScience LP), which was amended in November 2011, October 2013, and in May 2020.

Pursuant to the agreement, Monsanto funded a research program under which we identified and optimized genes with the potential to improve yield and abiotic stress tolerance in corn, soybean, cotton and canola, and candidate genes have entered Phase I in Monsanto's product development pipeline. In July 2017, we announced completion of candidate gene discovery stage in this collaboration.

As part of the October 2013 amendment of the agreement, we applied our computational technologies in the field of biotic stress to identify genes providing resistance to Fusarium, a type of fungi that is a main pathogen responsible for Stalk Rot disease in corn (a widespread, yield-reducing disease). In July 2017, we announced that we had reached an important milestone in the collaboration with the demonstration of positive Fusarium resistance results with Evogene-discovered genes. In July 2019, we announced that the collaboration was being refocused on the identification of genome editing targets for evaluation against a broad range of corn diseases.

We have granted Monsanto an exclusive, royalty-bearing, worldwide license under our patents and know-how to commercially exploit and conduct research on the genes and other genetic elements we discovered under the collaboration, in the specified crops. Monsanto provided us with research and development payments, and undertook to provide us with development milestone payments, if and when our product candidates reach significant milestones in its product development pipeline, as well as royalty payments on any sales or other transfers of products it develops containing our licensed genes.

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

We granted the partner an exclusive worldwide license to the genes we identified and the varieties we delivered under the collaboration. The agreement provides for milestone payments by the partner upon achievement of certain development milestones and does not provide for payment of royalties to us.

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

DuPont holds a worldwide, royalty-bearing, exclusive license to develop and commercialize soybean products containing our licensed genes. Our compensation under the agreement is in the form of milestone payments and royalty payments based on the sales of resulting products. According to the agreement, each party funded its expenses in performing its activities using its own resources and a grant from the Israel-U.S. Binational Industrial Research and Development Foundation, or BIRD.

Rahan Meristem

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

Pursuant to the agreement, Rahan holds an exclusive license to develop and commercialize banana products containing genes identified under the collaboration, while we are entitled to royalty payments from sales by Rahan of commercial products containing such genes.

TMG

In December 2018, we entered into a multi-year collaboration and license agreement with TMG, a major Brazilian developer and marketer of soybean varieties, for the development of nematode-resistant soybean varieties using genome editing technologies. Under the agreement, we identified genomic elements for editing to attribute nematode resistance in soybean and perform such edits on TMG’s commercial soybean germplasm. In turn, TMG validates the efficacy of the edited soybean varieties in greenhouse assays and field trials in Brazil and for incorporation in its breeding pipeline.

Under the collaboration and license agreement, TMG obtained a worldwide, royalty-bearing license to incorporate genome edits originating from the collaboration in its soybean varieties. Evogene, on the other hand, obtains a non-exclusive, royalty-bearing license to commercialize such genome edits and soybean lines, subject to certain exclusivity restrictions. According to the agreement, each party is entitled to receive royalty payments from the other party when the products of the collaboration are commercialized. In addition, Evogene is entitled to success-based payments upon achievement of pre-defined development milestones.

Intellectual Property

In the AgSeeds division, we seek to obtain patent protection for the use of the genes and genetic elements that we identify as linked to desired traits. In certain cases patent protection determines our eligibility to receive royalties for seed traits under the licenses we grant our collaborators. To date, we have sought and obtained patent protection for hundreds of plant genes in target territories.

Government Regulation of Product Candidates

In most of the key target markets where we anticipate our collaborators will sell seeds containing our traits, including the United States, the European Union, Brazil and Argentina, regulatory approvals are required prior to the commercialization and importation of biotechnologically enhanced seeds. Additional regulatory approvals are required in countries importing grain produced from seeds containing our traits, such as China, India and certain countries in the European Union. Pursuant to our collaboration agreements in the field of seed traits, our collaborators are typically responsible for applying for all requisite regulatory approvals prior to commercialization of the product candidates we develop with them.

The regulatory status of products developed via genome editing technologies is currently defined in most countries with the exception of the EU. In the United States, de-regulatory approvals are required by the USDA prior to field testing of genomic edited seeds. Several ‘non-regulated organism’ approvals have been issued by the USDA as well as the regulatory authorities of Japan and Argentina for products that are being commercialized or under development.

Government Regulation of our Operations

The business of the AgSeeds division is subject to regulation related to agriculture, health and the environment. To operate, we must obtain various permits and licenses from government authorities and municipalities in jurisdictions where we are active, and we must maintain our compliance with the terms of those permits, licenses and other government standards as necessary. These laws and regulations, particularly in relation to biotechnology, are not fully settled, but continue to evolve in order to keep pace with technological advances.

Our operations are carried out mainly in Israel and accordingly are regulated by the Israeli Ministry of Agriculture and Rural Development, or ISARD, and more specifically by the ISARD’s Plants Protection and Inspection Services. Our activities are subject to various laws, regulations, orders and procedures, which require us, among other things, to obtain permits for conducting experiments on genetically enhanced plants and to satisfy special conditions determined by the ISARD regarding the growing procedures of such seeds and plants. Violation of these regulations may expose the company to criminal penalties. Pursuant to these regulations, we are also obligated to obtain separate permits to own and operate our greenhouses and testing fields in Israel and we are routinely inspected by ISARD.

Raw Materials

Our AgSeeds division does not significantly rely upon any sources of raw materials for our operations.

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

Biomica focuses on the development of human-microbiome based therapies utilizing either rationally-designed microbial consortia or small molecule approaches for (i) immuno-oncology and (ii) gastrointestinal inflammatory, or GI related disorders (iii) antimicrobial resistance, or AMR, an antibiotic resistant bacteria.

Market

Biomica’s product development is currently focused in three main markets:

Immune-Oncology

In oncology, checkpoint inhibitor antibodies, including those targeting the programmed cell death protein/ligand 1, or PD-1/PD-L1 pathways, block the tumor’s ability to suppress the immune response. They have significantly improved the treatment of many cancers. The cancer immunotherapy market size was estimated at $84 billion in 2018 and is expected to reach a market size of $243 billion by 202610

Even in cancers, where checkpoint inhibition is considered the frontline standard of care, a significant percentage of the patients do not respond to PD-1 + CTLA-4 inhibitor combination and part of responders relapse within a few years. In all approved cancer indications, agents with differentiated immune mechanisms of action may be complementary to checkpoint inhibitors by both augmenting existing effects and testing alternative pathways of immunotherapy in checkpoint inhibitor non-responsive tumor types and patients.

10 https://www.globenewswire.com/news-release/2019/07/17/1884118/0/en/Cancer-Immunotherapy-Market-To-Reach-USD-242-86-Billion-By-2026-Reports-And-Data.html.

Given a growing body of literature, it is becoming increasingly clear that modulation of the gut microbiota may represent a novel and important adjunct to current anti-cancer therapeutic modalities.

GI related disorders

◾
Irritable Bowel Syndrome (IBS) is a common disorder that affects the large intestine. Signs and symptoms include cramping, abdominal pain, bloating, gas, and diarrhea or constipation, or both. It is estimated that the total market for IBS reached $1.5 billion in 2018, with 45 million patients in the U.S. alone and is expected to reach $3.3 billion in 20261112. Existing drugs for IBS mainly treat the symptoms of the condition, leaving patients exposed to cycles of remission and relapse that characterize this chronic condition.

◾
Inflammatory Bowel Disease (IBD) is a group of GI diseases, mainly comprised of Ulcerative colitis and Crohn’s disease. IBDs cause long term chronic as well as severe inflammation in the gastrointestinal tract without any known cause. According to the Centers for Disease Control and Prevention, or CDC, in 2015 an estimated 3.1 million people (1.3% of the entire population) in the United States were diagnosed either with Crohn’s disease or with Ulcerative Colitis. The global IBD drug market is estimated to grow from $15.9 billion in 2018 to $22.4 billion in 2026.[13]

AMR (antimicrobial resistance)

◾
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

CDI is responsible for the deaths of approximately 29,000 Americans each year. Based on an epidemiological study conducted by the CDC, the incidence of CDI in the U.S. was estimated to be over 600,000. CDI space across the seven major markets of the U.S., France, Germany, Italy, Spain, the UK and Japan is set to grow from just under $630 million in 2016 to almost $1.7 billion by 2026, representing a compound annual growth rate of 10.2%. The global CDI market is expected to approach $1.7 billion by 2026.14

◾
Methicillin-Resistant Staphylococcus Aureus (MRSA) - One of the most common Staphylococcus aureus infections is caused by MRSA, which is a multi-drug resistant bacterium, responsible for several difficult-to-treat infections in humans, leading to tens of thousands of annual cases of mortality in the U.S. MRSA is the leading causative agent for hospital acquired infections and has recently been documented as community-acquired as well as livestock-acquired. Current medical treatments include broad spectrum antibiotics that are becoming increasingly ineffective. The current MRSA market was valued at approximately $922 million in 2018 and is projected to reach over $1.3 billion by 2026.[15]

Competition

The biotechnology and pharmaceutical industries are characterized by rapid growth and a dynamic landscape of proprietary therapeutic candidates. The development and commercialization of new drug and biologic products is highly competitive and is characterized by rapid and substantial technological development and product innovations. While we believe that our computational platform and microbial drug candidates, coupled with our resources and industry expertise, give us a competitive advantage in the field, we face competition from a variety of institutions, including larger pharmaceutical companies with more resources. Specialty biotechnology companies, academic research institutions, governmental agencies, as well as public and private institutions are also potential sources of competitive products and technologies.

11 https://www.grandviewresearch.com/industry-analysis/irritable-bowel-syndrome-ibs-treatment-market.
12 https://www.bloomberg.com/press-releases/2019-07-23/ibs-treatment-market-size-worth-3-3-billion-by-2026-cagr-10-1-grand-view-research-inc
13 https://www.grandviewresearch.com/press-release/global-inflammatory-bowel-disease-ibd-treatment-market?utm_source=blog.goo.ne.jp&utm_medium=referral&utm_campaign=Vrushali_7Aug_hc_InflammatoryBowelDiseaseTreatmentMarket_pr&utm_content=Content; https://www.grandviewresearch.com/industry-analysis/inflammatory-bowel-disease-ibd-treatment-market#:~:text=Report%20Overview,4.4%25%20from%202018%20to%202026..
14 https://www.globaldata.com/global-clostridium-difficile-infections-market-approach-1-7-billion-2026/
15 https://www.bloomberg.com/press-releases/2019-09-24/global-methicillin-resistant-staphylococcus-aureus-mrsa-drugs-market-to-surpass-us-1-3-billion-by-2026

In both inflammatory diseases and oncology, we anticipate intensifying competition as new therapies are approved and advanced technologies become available. Many of our competitors, either alone or with strategic partners, have considerably greater financial, technical, and human resources than we do.

Significant competition exists in the immuno-oncology and inflammatory diseases field, where we are developing our first drug candidates in oncology and IBD. Although our rationally-designed microbial consortium approach is unique relative to most other existing or investigational therapies in immuno-oncology, we will need to compete with all currently or imminently available therapies within the indications where our development is focused. Although there is a wide range of potentially competitive mechanisms, possible synergies between these and rationally-designed microbial consortia will also be evaluated.

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

Biomica’s discovery and development efforts are powered by the predictive, high resolution, integrative selection of microbes, or PRISM, platform, which is part of the MicroBoost AI engine, powered by Evogene’s CPB platform. PRISM is a proprietary metagenomics analysis platform for functional genomics profiling, utilizing internal comprehensive databases. These databases have been specifically developed to allow the processing of large amounts of sequencing data, obtain high-resolution profiling of microbial communities both at the taxonomic and the functional levels, and correlate them with specific clinically relevant host expression and phenotypic profiles, enabling us to achieve each of the below analyses:

◾	At the taxonomic level our analysis allows strain-level resolution and relies on an extensive proprietary strain database.
◾
At the functional level, our proprietary resources rely on a comprehensive catalog of microbial genes enabling mapping of an average of 90% of the functions of the human gut microbiome obtained through metagenomics sequencing.

In addition to its comprehensive computational solutions to profile the microbiome, Biomica also utilizes Evogene's CPB platform, specifically the ChemPass AI engine, for virtual screening of small molecular inhibitors to specifically target bacterial proteins of interest. This platform combines the physiochemical requirements for binding a specific protein target and utilizes a comprehensive proprietary database of roughly 200 million small-molecules for the discovery of potential therapeutics.

Product Development Pipeline

# Biomica's Discovery Pipeline

| | Program | Indication / Target | Discovery | Preclinical | Phase 1 | Phase 2 | Approach |
|---|---|---|---|---|---|---|---|
| Immuno-oncology (with ICI*) | BMC121 | Combination Therapy for NSCLC** | | | | | |
| | BMC127 | Combination Therapy for NSCLC | | | | | |
| | BMC128 | Combination Therapy for NSCLC | | | | | |
| GI related disorders | BMC321 | IBD | | | | | |
| | BMC322 | IBD | | | | | |
| | BMC426 | IBS | | | | | |
| Antimicrobial resistance (**AMR*****) | BMC202 | C. difficile toxin-B | | | | | |

Live Biotherapeutics

Small-molecule

In the AMR Program, Biomica has a collaboration with Nobel Prize Laureate Prof. Ada Yonath at Weizmann Institute of Science to develop a selective treatment for MRSA

BIOMICA

*Immune Checkpoint Inhibitors, ** Non-small-cell lung carcinoma (NSCLC), ***Previously this program was referred to as "Multi-drug resistant organisms"

Biomica expects to continue to advance its pipeline, and in 2021 the company is expecting to initiate proof of concept, first in human study in its Immuno-oncology program, and to extend its pre-clinical study work in the IBD program.

Immune-Oncology

BMC128 is an optimized consortium, which consists of four bacterial strains derived from Biomica’s BMC121 and BMC127 (rationally-designed consortia that were identified using our computational analysis and predictive capabilities designed to enhance an anti-tumor immune activity). BMC128 is a rationally-designed live biotherapeutic product, comprised of unique bacterial strains, natural inhabitants of the human intestinal tract, that harbor specific functional capabilities with the potential to enhance immunological therapeutic responses and facilitate anti-tumor immune activity though multiple biological processes.

During 2020, Biomica continued the pre-clinical studies of BMC128, obtaining positive results and initiated scale-up development of the first GMP batch production of its drug candidate. The treatment with BMC128 both prior to and in combination with Immune Checkpoint Inhibitors, or ICI, demonstrated significantly improved anti-tumor activity in mice. Treatment with BMC128 prior to and in combination with the administration of ICI, significantly reduced tumor volume and increased animal survival compared to ICI therapy alone. Moreover, treatment with BMC128 affected several immunological factors, including specific immune-cells populations known to be involved in tumor destruction. BMC128 has been advancing to the GMP production stage following the successful completion of the initial R&D stage of drug product development and manufacturing, conducted by Biose Industrie (Aurillac, France).

GI Disorders

For IBD – using our computational predictive biology capabilities Biomica identified BMC321 & BMC322, two rationally-designed microbial consortium with potential anti-inflammatory activity in IBD. During 2020, preliminary work has validated the anti-inflammatory activity of these strains and their potential as novel therapeutic modality for IBD.

For IBS – we utilize proprietary data from several clinical trials conducted in the U.S. to develop a novel microbiome based drug. Biomica aims to push the barriers posed by existing therapies and address the underlying cause of the disorder, rather than the symptoms, using bacteria/bacterial-associated factors affecting symptoms and underlying pathophysiology.

AMR (antimicrobial resistance)

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

Government Regulation of Product Candidates

The development of therapeutic products targeting the underlying biology of the human microbiome is an emerging field, and it is possible that the FDA and other regulatory authorities could issue regulations or new policies in the future affecting our microbiome therapeutics that could adversely affect our product candidates. All of our product candidates are based on microbiome therapy, a therapeutic approach that is designed to treat disease by restoring or providing the targeted functions to a dysbiotic microbiome. We have not, nor to our knowledge has any other company, received regulatory approval for a therapeutic based on this approach.

Canonic Ltd.

Overview

In April 2019, we announced the establishment of Canonic Ltd., focusing on the development and commercialization of precise and stable medical cannabis products for better therapeutic effects using computational biology.

Market

The global spending in the legal cannabis market is forecasted to reach $42 billion in 202416. In 2019 the industry saw an increase of approximately 45.7% in market size compared to 2018, reaching approximately $14.9 billion. In North America alone, the size of this market increased to greater than $13 billion in 2019 and is estimated to reach $37 billion in 202417. The global legal cannabis market is rapidly growing due to changes in regulatory acceptance and is divided into recreational and medical products. The market segment attributed to medical cannabis products is estimated to be 60% of the overall market in 202418.

The global legal cannabis market is forecasted to reach $42 billion in 202419. In 2019 the industry saw an increase of approximately 45.7% in market size compared to 2018, reaching approximately $14.9 billion. In North America alone, the size of this market increased to greater than $13 billion in 2019 and is estimated to reach $37 billion in 202415. The global legal cannabis market is rapidly growing due to changes in regulatory acceptance and is divided into recreational and medical products. The market segment attributed to medical cannabis products is estimated at 60% of the overall market20.

In Israel alone, the Israeli Ministry of Health reported more than 80,000 medical cannabis patients at the end of 202017, which we estimate to correlate to an approximate market size of $260 million per year. According to industry estimations, the number of patients is estimated to triple by 202518.

Canonic has identified three main challenges in this market:

◾
Variety stability – Current cannabis varieties demonstrate high variability in active compound concentration and other desired traits. Patients continuously seek more reliable consistent products. This variability starts with the cannabis lines demonstrating unstable genetics and it leads to frustration with inconsistent and unreliable products.

◾
Cannabinoid yield – Yield in cannabis refers to the active compounds or metabolites found in the plant. Currently, low yield leads to higher production costs and subsequently higher costs for the patients. With the increasing legalization of cannabis in more and more countries, the price per gram of cannabis is decreasing. The decreasing selling price of cannabis has made this product increasingly sensitive to the cost of production, making yield of cannabinoid per growing area a significant factor.

◾
Cannabinoid specificity – Cannabis is known to contain hundreds of active compounds, and a critical need is to connect specific active compounds to the relevant medical indication and to develop cannabis varieties and products that include these specific active compounds in a stable and consistent manner. The lack of clinical data demonstrating correlation between medical indications and the genomic and cannabinoid profile of cannabis plants creates difficulties to develop indication-specific products.

We believe that Canonic’s combination of assets and capabilities in the use of artificial intelligence, together with deep understanding of plant genomics and analysis of big data, can address these challenges.

Competition

In view of Canonic’s current stage of operations, its competitors include plant genomics companies aiming to improve the properties of medical cannabis varieties. When Canonic reaches commercialization of its products, its competitors will include also companies commercializing medical cannabis products.

Business Model

Canonic aims to market its medical cannabis products under its own label to pharmacies and distributors in Israel. After establishing its brand in the Israeli market, Canonic intends to expand its activities to Europe and North America, where it may collaborate with local partners.

Canonic is establishing a value chain from genomics to the end product, with certain parts of the chain, such as cultivation, production and distribution, being outsourced to sub-contractors. Canonic aims to focus on aspects in which it has a competitive advantage, such as the development of cannabis varieties seeds and seedlings. In executing its business model, Canonic has entered multiple variety testing agreements and has recently announced the signing of a commercial cultivation agreement with TelCann. In addition, Canonic recently announced the entry into production and distribution agreements with the Tikun Olam group, in preparation for commercialization of its first products. For more information regarding Canonic’s agreements with TelCann and Tikun Olam group, please see“—Key Agreements.”

16 State of legal cannabis markets, 2020, the Arcview group and BDS analytics.
17 State of legal cannabis markets, 2020, the Arcview group and BDS analytics.
18 The global cannabis report, Nov 2019, Prohibition Partners.
19 https://www.health.gov.il/Subjects/cannabis/Documents/licenses-status-september-2020.pdf (the source is in Hebrew).
20 https://www.bizportal.co.il/capitalmarket/news/article/786443 (the source is in Hebrew).

Scientific Approach

Canonic is focused on the development of precise and stable medical cannabis products based on proprietary cannabis varieties with unique genomic profiles. Leveraging Evogene's GeneRator AI engine, Canonic utilizes advanced breeding technologies in order to improve the properties of cannabis varieties.

Canonic has established a unique cannabis database, which is based on its diverse genetic collection, and is identifying and developing cannabis varieties that exhibit desired plant attributes. In addition, Canonic integrates pre-clinical data collected from trials performed with its genetic collection. These trials are conducted in parallel to the breeding program and support the company’s product development to achieve unique genomic profile for better therapeutic effects.

Product Development

Canonic's product development efforts include the following main stages:

◾
Development of varieties – This stage includes pre-breeding and breeding activities of tailored cannabis varieties (i.e., selective crossing of cannabis varieties) to achieve desired properties. In addition, the company is searching and identifying elite plant varieties from its existing genetic collection to shorten time to market. During this stage Canonic also performs pre-clinical trials to support and direct its medical product development pipeline.

◾
Pre-production and pre-commercialization – This stage includes the testing of cannabis varieties with licensed cultivators (variety trials), upscaling propagation and cultivation activities and entering into business agreements with cultivators, manufacturers and distributers.

◾	Production and commercialization – This stage includes the production of Canonic’s products through sub-contractors and commercialization through regional distributors.

Product Development Pipeline

Canonic has two product families under development.

◾
MetaYield – focused on agronomic and consumer traits for the enhancement of total active compounds in the plant. In this program Canonic has initiated pre-commercial activities for its first varieties while continuing development of next generation product candidates. Canonic expects commercial launch and initial sales of first MetaYield product in Israel in 2022.

◾
Precise – focused on the enhancement of specific active compounds in the plant, targeting anti-inflammatory and pain management properties. In this program Canonic is at the development of varieties phase. Canonic expects to reach in 2022 a first Precise commercial variety for reducing pain or inflammation, as preparation for commercial launch in 2023.

Key Agreements

TelCann – Cultivation Agreement

In December 2020 Canonic entered an agreement with Telcann Ltd, a licensed Israeli medical cannabis cultivator, for the provision of plant growth services in Israel. Under the agreement, Canonic expects to deliver a first batch of its medical cannabis seedlings to Telcann during 2021, originating from Canonic’s propagation farm. These seedlings are expected to be grown to maturity, harvested and processed by Telcann and later transferred to a third-party GMP production facility for further processing and preparation for marketing.

Cannbit, a subsidiary of Tikun Olam-Cannbit – Collaboration Agreement

In February 2021 Canonic entered a collaboration agreement with Cannbit Ltd, a subsidiary of Tikun Olam-Cannbit Ltd., a leading Israeli medical cannabis company, for joint development of novel medical cannabis products. The development of the new products will be performed at Canonic’s R&D facility and will be based on cannabis strains that both companies will contribute to the collaboration. According to the agreement, each company will have full commercial rights to the products arising from the collaboration, and there will be cross royalties by each to the other company.

Tikun Olam Production (Israel) & Tikun Olam Supply and Distribution (Israel), subsidiaries of Tikun Olam-Cannbit – Production and Distribution Agreements

In March 2021, Canonic entered into agreements for the production and distribution in Israel of Canonic’s medical cannabis products with Tikun Olam Production (Israel) and Tikun Olam Supply and Distribution (Israel).

According to the production agreement, Tikun Olam Production (Israel) will produce Canonic’s medical cannabis products at its factory complying with good manufacturing practices of the Israeli Medical Cannabis Agency, or IMC-GMP, standards using Canonic’s raw materials. The agreement is not exclusive for either party and consideration paid will be based on the scope of production and related services provided. The agreement is for a period of two years or the production of products from 700kg of raw material, whatever is the earliest.

According to the distribution agreement, Tikun Olam Supply and Distribution (Israel) will distribute in Israel Canonic’s medical cannabis products, through its distribution channels, on a consignment basis to its or other licensed pharmacies, under the Canonic brand. The initial term of the agreement is 18 months. Consideration to be paid by Canonic will be based on a percentage of sales and for related services.

Intellectual Property

Canonic expects its intellectual property to include three layers: (i) Evogene's existing patent portfolio regarding the use of plant genes for the improvement of plant traits and the development of genetic markers, which is licensed exclusively to Canonic for cannabis; (ii) plant variety protection rights to be filed for cannabis varieties developed by Canonic; and (iii) intellectual property relating to the therapeutic attributes of active compounds within the cannabis plant, resulting from pre-clinical and potentially clinical trials to be conducted by Canonic.

Raw Materials

Canonic does not significantly rely upon any sources of raw materials for its operations.

Seasonality

Currently, all of Canonic’s cultivation activities are performed under controlled environments, which permit cultivation year round, although in wintertime crop yield and active compound concentration may be effected.

Government Regulation of our Operations and Product Candidates

All cannabis related activities in Israel (including R&D, cultivation, manufacturing and distribution) are regulated by the Israeli Medical Cannabis Agency, or IMCA. Every company with cannabis-related activity in Israel is subject to the IMCA’s regulation and is required to obtain annually the relevant IMCA certifications for its activities. Relevant certifications may include one or more of the following: (i) Good Security Practice, or GSP, (ii) Good Agriculture Practice, or GAP, (iii) Good Manufacturing Practice, or GMP, (iv) Good Distribution Practice, or GDP, (v) Good Consumption Practice, or GCP, and (vi) Good Waste Disposal Practice, or GWDP21, depending on the specific activity undertaken by the company. In order to be eligible for a certain certification, a company may be required to obtain certain preliminary approvals or licenses.

Canonic operates under the IMCA’s guidelines and currently has received GSP certification, approval for its R&D work plan, as well as GAP certification for its propagation farm. In addition, Canonic has obtained relevant possession licenses and seed import permits.

Under the guidelines of the IMCA, medical cannabis can be manufactured and marketed in Israel and exported to countries that permit the import of cannabis. However, the export of propagation material from Israel remains illegal. Main potential target markets include Europe and North America. In Europe, each country establishes its own regulations. In North America, Canada has legalized cannabis for both medical and recreational use. In the U.S. regulation is established out on a state by state basis, while under federal law, the use and possession of cannabis remains illegal.

21 https://www.health.gov.il/English/MinistryUnits/HealthDivision/cannabis/Pages/default2.aspx

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

Market

Castor beans are grown today for their high-quality oil, which is used for the production of bio-polymers and lubricants for various industries such as the cosmetics, electronics, automotive and aerospace industries. Currently treated as a “low-tech” crop in its key production areas around the world (for example, in India the castor bean is grown using traditional techniques such as hand picking), according to industry estimations, the castor oil extracted from the castor bean plant may hold great promise as an input for industrial markets.

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

Key agreements

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

Intellectual Property

Casterra’s policy is to register relevant castor varieties in the destination territories. To date we have registered several of our varieties in several Latin America countries including Brazil.

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

Raw Materials

Casterra does not significantly rely upon any sources of raw materials for our operations.

Seasonality

Casterra’s castor seed business in general, and revenues in particular, generated from our collaborations with castor growers, are subject to variations based on crop seasonality. The timing of Casterra’s seed production field trials, as well as the delivery of castor seeds to its partners and revenue recognition with respect to such seed sales, derive substantially from the seasonality of castor growing in the locations where it produces seeds and in its target markets.

C.            Organizational Structure

As of the date of this report, we held directly and indirectly the percentage indicated of the outstanding capital stock of the following significant subsidiaries:

Name of Subsidiary	Jurisdiction	Ownership Interest
AgPlenus Ltd.	Israel	98.3% (1)
Biomica Ltd.	Israel	90.9% (2)
Canonic Ltd.	Israel	100%
Casterra Ag Ltd. (formerly known as Evofuel Ltd.).	Israel	100%
Lavie Bio Ltd.	Israel	72.2% (3)

(1)	The remaining 1.7% of AgPlenus Ltd.’s outstanding share capital is held by AgPlenus’ former Chief Executive Officer and current director as a result of exercise of options.
(2)	The remaining 9.1% of Biomica Ltd.’s outstanding share capital is held by Biomica's Chief Technology Officer.
(3)	The remaining 27.8% of Lavie Bio Ltd.’s outstanding share capital is held by Pioneer Hi-Bred International, Inc. (also known by the name Corteva).

D.            Property, Plants and Equipment

Our principal facility is located in Rehovot, Israel and consists of 3,209 square meters (approximately 34,500 square feet) of leased office space accommodating our corporate offices and our molecular, microbial and crop protection labs. The lease for these offices will expire on December 31, 2021, and we hold an option to renew such lease for an additional 36 months. A portion (262 square meters, or approximately 2,820 square feet) of the leased office space is subleased to two unaffiliated companies.

We perform most of our testing in plants, or in-planta testing, at our “Evogene Farm”, located on two adjacent lots that we lease outside Rehovot. The first lease covers approximately 13,500 square meters (or approximately 145,000 square feet) of land, and expires on July 21, 2025, and we hold an option to renew such lease for an additional 36 months. The second lease covers approximately 10,000 square meters (approximately 108,000 square feet) of land and expires on May 14, 2021, and we hold an option to renew such lease for an additional 60 months.

The Evogene Farm contains greenhouses, which are used for various in-planta experiments of the company and its subsidiaries. During 2019, we converted part of the Evogene Farm to a designated area for cannabis greenhouse as part of the activities of Canonic, our subsidiary which is focused on the area of medical cannabis. In addition, the Evogene Farm contains warehouses, office facilities and seed banks. From March 2018 through March 2020, we subleased a portion of the Evogene Farm to an agriculture-tech start-up company.

In 2015, we established a research and development facility in the Bio-Research and Development Growth (BRDG) Park, developed by Wexford Science & Technology, a BioMed Realty Company, at the campus of the Donald Danforth Plant Science Center in St. Louis, Missouri. We signed a six year lease, expiring November 1, 2021 and covering approximately 5,745 square feet lab facility. Starting March 2020, the facility accommodates the activities of Lavie Bio Inc., a wholly owned subsidiary of our subsidiary Lavie Bio. A portion of the leased space, comprising approximately 1,200 square feet of lab and office space, is subleased to a biotech company since December 2017, under a sublease agreement expiring October 29, 2021.

Unless otherwise stated, all of our facilities are fully utilized. We have no material tangible fixed assets apart from the leased properties described above.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with our consolidated financial statements as of, and for the year ended, December 31, 2020 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS as issued by the IASB. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information—D. Risk Factors” and “Special Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

Summary

We are a leading computational biology company aiming to revolutionize life-science product development across several market segments, including human health, agriculture, and other industries. To achieve this mission, we established our unique CPB platform, leveraging the revolutions in big data and artificial intelligence and incorporating a deep understanding of biology.

Our CPB platform aims to disrupt conventional life-science product discovery and development methodology, currently challenged by inefficiencies. By computational selection of the most relevant core components for life-science products, such as microbes, small molecules and genes, and then computational optimization, we are aiming to reduce time, cost and most importantly increase the probability of success to develop life science based products. The company provides these discovery and development capabilities through three dedicated engines: MicroBoost AI for products based on microbes, ChemPass AI for products based on small molecules and GeneRator AI for products based on changes in genetic elements.

Given the broadly applicable capabilities of our technology, as provided through its three engines, we can potentially enhance and improve product development in a variety of life science industries, including human health and agriculture. Today Evogene is applying its MicroBoost AI engine to direct and accelerate the discovery and development of two types of products:  human-microbiome based therapeutics in human health and ag-biological products in agriculture.  The ChemPass AI engine is used for the discovery and development of two types of products:  drugs based on small molecules in human health, and ag-chemicals, such as herbicides and insecticides, in agriculture. GeneRatorAI engine is applied for the discovery and development of three types of products: medical cannabis in human health, improved seed traits in agriculture, and improved castor varieties to support the castor oil production industry.

Evogene has two different business models. The first, which was the main business model until 2014, is product development through collaborations. In this business model Evogene engages with a partner for joint development of a defined product, requested by the partner. In this frame, Evogene conducts the initial R&D activity, discovery and early stage development, while later stage development and commercialization are conducted by the partner. We believe that Evogene’s second business model is rather unique. Starting in 2015, Evogene made a strategic decision, that in addition to product development with a partner based on the partner's request, it will begin developing its own product pipelines, each focusing on a specific industrial segment - benefiting from its unique technology. When such a product pipeline reaches a certain level of maturity, the activity is spun into a dedicated subsidiary.  Each subsidiary focuses on continued development of its pipeline and adding new products to its specific market segment, while using Evogene's technology as its core competitive advantage.

Most of Evogene’s activities have been translated to dedicated subsidiaries. Only the seed traits activity in the field of agriculture, is currently organized as an internal division in Evogene. In Human health there are two subsidiaries: Biomica, focusing on microbiome-based therapeutics, and Canonic, focusing on medical cannabis products. In Agriculture there are two subsidiaries: Lavie Bio focusing on ag-biologicals and AgPlenus focusing on ag-chemicals. In other industries there is one subsidiary, Casterra, focusing on ag-solutions for castor oil production.

Key Measures of Our Performance

Revenues

Our revenues are principally derived from research and development payments under our collaboration agreements and related arrangements with our collaborators. Some of our agreements with collaborators also provide for success-based payments, such as milestone payments paid by our collaborators upon the occurrence of certain specified events and royalty revenues based on the sales or transfer of products our collaborators develop that contain, or are based on, our discoveries, which we license to them. We have not yet generated revenues from royalty payments.

Share Purchases

We have entered into share purchase agreements with Monsanto (now Bayer) and Bayer, which were signed in contemplation of our collaboration agreements with them. We attribute the proceeds from arrangements under these agreements to the value of our ordinary shares issued to Monsanto and Bayer at the time of the investments as well as to the services we perform under the collaboration agreements. As a result, we recognized in 2018 as revenues the excess payment, which is the consideration these investors paid for our ordinary shares over the market value of our ordinary shares traded on the TASE at the time of the investment. We did not record such revenues for the years ended December 31, 2019 or 2020.

Breakdown of Revenues by Operating Segment:

The following table presents a breakdown of net revenues by operating segment for the periods indicated.

	Year ended December 31,
Operating Segment:	2020	2019	2018
	(U.S. dollars, in thousands)
Agriculture	$847	$651	$1,641
Industry	33	26	106
Human	75	-	-
Unallocated	85	76	-
Total	$1,040	$753	$1,747

Geographical Breakdown of Net Revenues

The following table presents net revenues by geographic breakdown of customers as a percentage of our total net revenues for the periods indicated. This data refers to the location of the customer and does not take into consideration the location of the end-user (to the extent it is different).

	Year ended December 31,
Geographical Region:	2020	2019	2018
United States	65%	33%	57%
Germany	-	2%	13%
Israel	22%	35%	12%
Brazil	11%	28%	6%
Other	2%	2%	12%
Total	100%	100%	100%

Cost of Revenues

Cost of revenues primarily consists of development costs incurred in conjunction with our collaborations, which include: salaries and related personnel costs (including share-based compensation in 2018) for our research and development employees working on the collaborations; payments to third party suppliers that assist us in producing genomic data; and the cost of disposable materials (such as seeds, laboratory supplies, fertilizer, water and soil). Cost of revenues also includes operational overhead costs such as: depreciation of our property, plant and equipment (in 2018); costs related to leasing and operating our office and laboratory facilities and greenhouses; and expenses related to retaining advisors, who primarily consist of biological experts.

Operating Expenses

Research and Development Expenses, net: Research and development expenses primarily consist of costs related to our internal or independent research and development activities, as opposed to development costs incurred in connection with our collaborations (which are included in cost of revenues). These independent activities of ours include the further development of our product pipeline, enhancement and expansion of our CPB platform and improvement of our computational, scientific and validation technologies, know-how and capabilities used by our subsidiaries and product divisions. Research and development costs include: salaries and related personnel costs (including share-based compensation); payments to third party suppliers, mainly with respect to producing genomic data, field-trials and pre-clinical studies carried out by third parties; cost of disposable materials; expenses associated with participation in professional conferences; operational overhead costs, which include costs related to leasing and operating our office, laboratory facilities and greenhouses; depreciation of property, plant and equipment; and amortization of intangible assets. Expenses related to our intellectual property, such as legal and other costs associated with patent applications, are also included as research and development expenses.

Business Development Expenses: Business development expenses consist of costs primarily related to maintaining our relationships with our collaborators and establishing new collaborations. These costs include: salaries and related personnel costs (including share-based compensation); expenses incident to business travel; and expenses related to legal and professional services. We expect our business development expenses will remain at the current level during 2021. Travel expenses and other related expenses may increase if COVID-19 ceases to be a global pandemic.

General and Administrative Expenses: General and administrative expenses mainly consist of: salaries and related personnel costs (including share-based compensation) for our general and administrative employees; expenses related to HR activities and employee benefits and welfare; expenses for consulting, insurance, legal, D&O liability insurance, and professional services; and other expenses associated with being a U.S. publicly listed company. We expect that our general and administrative expenses will remain at the current level during 2021.

In view of the COVID-19 pandemic, which has disrupted our operations since March 2020, we adjusted our work plans and budget, reducing and delaying certain activities. The impact of these changes has been minimal and by the end of 2020 we had resumed our full activities. With respect to 2021, we expect that the impact of the COVID-19 pandemic on our operations (assuming the pandemic to be at the level today) will be minimal.

Financing Income and Expenses

Financing income primarily consists of: interest income on our cash bank deposits and securities; income related to a revaluation of the marketable securities we hold, which consist of money market funds, corporate bonds and government treasury notes; and foreign currency exchange income.

Financing expenses primarily consist of: issuance expenses and revaluation of pre-funded warrants issued as part of our November 2020 $12 million fundraising; expenses related to bank charges and commissions; expenses related to a revaluation of the marketable securities we hold; interest expense for our operating lease liability; and foreign currency exchange expense. The interest due on government grants is also considered a financial expense and is recognized beginning on the date on which we receive the grant until the date on which the grant is expected to be repaid.

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carryforward tax losses totaling approximately $139 million as of December 31, 2020, to be carried forward indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel for the foreseeable future, until we have taxable income after the full utilization of our carryforward tax losses.

Our U.S. subsidiaries, Evogene Inc., Lavie Bio Inc., Lavie Bio Tec Inc., Taxon Biosciences Inc.  and AgPlenus Inc. are subject to U.S. income taxes. In 2020, the tax rates applicable to those companies were approximately 21% and 6.5% (federal tax and state tax, respectively, where those companies operate).

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

◾
Human Health: Our Human Health segment focuses mainly on discovery and development of human microbiome-based therapeutics (through our subsidiary Biomica) and cannabis activity (through our subsidiary Canonic).

◾	Industrial Applications: Our Industry Application segment focuses on the development and commercialization of improved castor bean seeds for industrial uses (through our subsidiary Casterra).

The following table presents our revenues and operating loss by segment for the periods presented:

	Agriculture	Industry	Human	Unallocated	Total
	(in thousands)
Year ended December 31, 2020
Revenues	$847	$33	$75	$85	$1,040
Operating loss	(8,687)	(333)	(4,669)	(11,125)	(24,814)
Year ended December 31, 2019
Revenues	$651	$26	$-	$76	$753
Operating loss	(10,062)	(419)	(3,219)	(7,466)	(21,166)
Year ended December 31, 2018
Revenues	$1,641	$106	$-	$-	$1,747
Operating loss	(7,674)	(456)	(1,608)	(10,251)	(19,989)

A.          Operating Results

Comparison of Period-to-Period Results of Operations

The following table sets forth our overall results of operations (on an unsegmented basis) for the years ended December 31, 2018, 2019 and 2020. The below discussion of our results of operations omits a comparison of our results for the years ended December 31, 2018 and 2019. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Comparison of Period-to-Period Results of Operations” in our Annual Report on Form 20-F for the year ended December 31, 2019, which we filed with the SEC on April 27, 2020.

	2020	2019	2018
Consolidated Statements of Comprehensive loss:	(U.S. dollars, in thousands)

Total Revenues	$1,040	$753	$1,747
Cost of revenues	574	334	1,452
Gross profit	466	419	295
Operating Expenses:
Research and development, net	17,287	15,791	14,686
Business development	2,672	2,029	2,084
General and administrative	5,321	3,765	3,514
Total operating expenses	25,280	21,585	20,284
Operating loss	(24,814)	(21,166)	(19,989)
Financing income	1,591	2,630	1,413
Financing expenses	(2,951)	(555)	(2,206)
Loss before taxes on income	(26,174)	(19,091)	(20,782)
Taxes on income	32	24	30
Loss	$(26,206)	$(19,115)	$(20,812)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our total revenues increased by $0.2 million, or 25.0%, to $1.0 million for the year ended December 31, 2020 from $0.8 million for the year ended December 31, 2019. This increase was mainly due to a research collaboration and license agreement with a major customer, which accounted for $0.5 million of our revenues in 2020.

Cost of Revenues

Cost of revenues increased by $0.3 million, or 100.0%, to $0.6 million for the year ended December 31, 2020 from $0.3 million for the year ended December 31, 2019. The increase was primarily related to our activities under our collaboration agreements.

Gross Profit

Gross profit increased by $0.1 million, or 25.0%, to $0.5 million for the year ended December 31, 2020 from $0.4 million for the year ended December 31, 2019, due to the combined impact of changes in our revenues and cost of revenues, as described above~~.~~

Operating Expenses

Research and Development Expenses, Net. Research and development expenses increased by $1.5 million, or 9.5%, to $17.3 million for the year ended December 31, 2020 from $15.8 million for the year ended December 31, 2019. This increase was attributable to (a) payments made to third parties for (i) pre-clinical studies conducted for Biomica, (ii) field trials conducted in target locations for Lavie Bio and (b) non-cash expenses of amortization of share-based compensation.

Business Development Expenses. Business development expenses increased by $0.7 million, or 35%, to $2.7 million for the year ended December 31, 2020 from $2 million for the year ended December 31, 2019. This increase was attributable to non-cash expenses of amortization of share-based compensation.

General and Administrative Expenses. General and administrative expenses increased by $1.5 million, or 39.5%, to $5.3 million for the year ended December 31, 2020 from $3.8 million for the year ended December 31, 2019. This increase was attributable to (a) the impact of an industry-wide increase in the cost of D&O liability insurance and (b) non-cash expenses of amortization of share-based compensation.

Financing Income and Expenses

Financing Income. Financing income decreased by $1.0 million, or 38.5%, to $1.6 million for the year ended December 31, 2020 from $2.6 million for the year ended December 31, 2019. This decrease was attributable to interest income on marketable securities and the change in their fair value. The marketable securities were sold during 2020.

Financing Expenses. Financing expenses increased by $2.4 million, or 400%, to $3.0 million for the year ended December 31, 2020 from $0.6 million for the year ended December 31, 2019. This increase was attributable to non-cash expenses related to the revaluation of pre-funded warrants in 2020.

Taxes on Income

For the years ended December 31, 2020 and 2019, we recorded insignificant amounts for taxes on income in Israel and an insignificant amount of taxes with respect to U.S. subsidiaries.

Loss

The amount of our overall loss increased by 37.2% to $26.2 million for the year ended December 31, 2020, from $19.1 million for the year ended December 31, 2019. This increase reflected the cumulative effect of all of the above-described line items from our consolidated statements of comprehensive loss.

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

We have entered into research collaboration and license agreements under which we grant to our collaborators an exclusive license to intellectual property rights for the development and commercialization of our proprietary product candidates. The agreements contain multiple performance obligations, including funding from periodic payments for research and development services, payments based on achievement of specified milestones and royalties on sales of products sold by our collaborators that include the licensed traits.

Revenues from research and development services as part of our research collaboration and license agreements are recognized over time, during the period the customer simultaneously receives and consumes the benefits provided by our performance. Recognition of the service is throughout the services period and is determined based on the proportion of actual costs incurred for each reporting period to the estimated total costs, subject to the enforceable rights. We charge our customers based on payment terms agreed upon in specific agreements. When payments are made before or after the service is performed, we recognize the resulting contract asset or liability.

Revenues from milestone events stipulated in the agreements are recognized upon the occurrence of event or achievement of the milestone specified in the agreement.

Share-Based Compensation

We account for share-based compensation in accordance with the fair value recognition provision of IFRS guidance on share-based compensation. Under these provisions, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Share-based compensation expense was $4.1 million, $1.6 million and $1.7 million in 2020, 2019 and 2018, respectively. We selected the binomial option-pricing model as the most appropriate method for determining the estimated fair value of our share-based compensation. The determination of the grant date fair value of options using an option-pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the estimated period of time that we expect employees to hold their options, the expected volatility of our share price over the expected term of the options (estimated using historical data from prior years, including historical forfeiture rates), share option exercise and cancellation behaviors, risk-free interest rates, expected dividend yields (assumed to be zero as we have historically not paid and do not intend to pay dividends on our ordinary shares) and the price of our ordinary shares. In addition, our compensation expense is affected by our estimate of the number of awards that will ultimately vest. In the future, if the number of equity awards that are forfeited by employees is lower than expected, the expense recognized in future periods will be higher.

Government Grants

Government grants received from the IIA are recognized as a liability if future economic benefits are expected from the projects that will result in royalty-bearing sales.

A liability for a grant is first measured at fair value using a discount rate that reflects a market rate of interest. The difference between the amount of the grant received and the fair value of the liability is accounted for as a government grant and recognized as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method. Royalty payments we make to repay the grant are treated as a reduction of the liability. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of research and development expenses, in which case, the royalty obligation is treated as a contingent liability.

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

Leases

We cannot readily determine the interest rate implicit in our operating lease for our principal facility in Rehovot, Israel.  We therefore use our incremental borrowing rate, IBR, to measure lease liabilities. The IBR is the rate of interest that we would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what we ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease.

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

The useful economic life of the intangible assets acquired by us in this transaction was determined through years of development until final year of projected sales. When applying the income approach, the cash flows expected to be generated by intangible assets are discounted to their present value equivalent using a rate of return that reflects the relative risk of the investment, as well as the time value of money. For each intangible asset, a specific discount rate was valuated using “Modified CAPM Build-Up Method”.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. In 2020, the corporate tax rate was 23%. Capital gains derived by an Israeli company are generally subject to tax at the prevailing regular corporate tax rate.

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

B.            Liquidity and Capital Resources

Our working capital requirements generally reflect the growth in our business and have historically been provided by cash raised from our investors, payments from our collaborators and government grants. As of December 31, 2020, we had cash and short term bank deposits of $48.2 million, of which $20.9 million were attributable to equity financing, net, and working capital of $42.1 million, which is calculated by subtracting our current liabilities from our current assets. As of December 31, 2020, we had $3.7 million of outstanding long-term indebtedness related to government grants.

We expect that our working capital and capital investment needs will be funded for the foreseeable future mainly by our cash and cash equivalents and bank deposits we hold as well as from payments from our collaborators. Currently, our principal uses of cash are to fund our operations. In the future, cash may serve us in effecting M&A transactions for achieving inorganic growth in our different segments of operation. We believe that our existing cash and cash equivalents and short-term bank deposits as of December 31, 2020, together with the amount of $28 million raised through an ATM offering during January and February 2021, will be sufficient to meet our projected cash requirements for at least 12 months.

To the extent that existing cash, and cash equivalents and short-term bank deposits are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. The negative impact of the ongoing Coronavirus outbreak on economies and financial markets worldwide may adversely impact on our ability to raise additional funds for our operations, if and when needed.

If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

Cash Flows

The following table presents the major components of net cash flows used in or provided by (as applicable) operating, investing and financing activities for the periods presented. For a discussion of our net cash flows for the year ended December 31, 2018, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Cash Flows” in our Annual Report on Form 20-F for the year ended December 31, 2019, which we filed with the SEC on April 27, 2020:

	2020	2019	2018
	(U.S. dollars, in thousands)
Net cash used in operating activities	$(19,514)	$(17,666)	$(15,161)
Net cash provided by investing activities	9,415	37,139	17,353
Net cash provided by financing activities	20,374	9,306	297
Exchange rate differences - cash and cash equivalents	1,206	159	(114)
Net increase in cash and cash equivalents	$11,481	$28,938	$2,375

Cash Used in Operating Activities

Cash used in operating activities for the year ended December 31, 2020 was $19.5 million and primarily reflects our overall loss of $26.2 million, as adjusted downwards to eliminate certain non-cash items that were taken into account in calculating, and that increased, our overall loss, including $1.8 million of depreciation expenses, $1.0 million of net financing expenses, $4.1 million of share-based compensation expenses, and $0.9 million amortization of intangible assets. These downwards adjustments to cash used were partially offset by the movement in balance sheet items, including an increase in other receivables of $1.3 million.

Cash used in operating activities for the year ended December 31, 2019 was $17.7 million and primarily reflected our overall loss of $19.1 million, as adjusted downwards to eliminate certain non-cash items that were taken into account in calculating, and that increased, our overall loss, including $1.6 million of share-based compensation expenses, $2.4 million of depreciation expenses, $2.4 million of net financing income, and $0.4 million amortization of intangible assets. These downwards adjustments to cash used were partially offset by the movement in balance sheet items, including an increase in other receivables of $1.3 million and net interest received on the amount of $0.5 million.

Cash Provided by Investing Activities

Cash provided by investing activities was $9.4 million for the year ended December 31, 2020. That primarily reflects $2.1 million of net cash proceeds from the sale of marketable securities and $8.0 million of cash withdrawn from bank deposits, partially offset by $0.7 million of cash used for the purchase of property, plant and equipment.

Cash provided by investing activities was $37.1 million for the year ended December 31, 2019. That primarily reflects $25.4 million of net cash proceeds from the sale of marketable securities and $12.6 million of cash withdrawn from bank deposits, partially offset by $0.9 million of cash used for the purchase of property, plant and equipment.

Cash Provided by Financing Activities

Cash provided by financing activities was $20.4 million for the year ended December 31, 2020. That was primarily attributable to $18.7 million of net cash provided by the sale of newly issued ordinary shares, $2.0 million for the sale of pre-funded warrants and the net proceeds of government grants of $0.3 million, offset, in part, by the use of $0.6 million for the repayment of an operating lease liability.

Cash provided by financing activities was $9.3 million for the year ended December 31, 2019. That was primarily attributable to $10 million of cash provided by the sale of newly-issued ordinary shares of one of our subsidiaries to a third party, offset, in part, by the use of $0.1 million for net repayments in respect of government grants and $0.6 million for the repayment of an operating lease liability.

Government Grants

Our research and development efforts have been financed, in part, through grants from IIA, BIRD, CIIRDF and the EU. From our inception through 2020, we received grants totaling $7.8 million (including accrued interest) from the IIA, and repaid $3.5 million, in respect of refundable projects. We also received an additional $3.2 million from the IIA in respect of two non-refundable projects. We have received grants totaling approximately $1 million (linked to the U.S. Consumer Price Index) from BIRD and have repaid $0.5 million, whereas the remaining $0.4 million of grants from BIRD have been cancelled, as we decided to withdraw from the relevant project, as detailed in Note 12 to the financial statements included in this annual report under Item 18. We have received grants totaling $0.9 million from the EU, which are not required to be repaid. As of December 31, 2020, we had four active research grants under which we have received funding: three from the IIA and one from the EU.

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

In January 2018, we announced participation in a three-year IIA-sponsored Phenomics Consortium to develop tools and systems for precision agriculture and innovative development of agriculture products. In addition to Evogene, the Phenomics Consortium consists of several Israeli industrial companies and academic institutions. The goal of the consortium is to develop plant phenotyping technologies, including the generation of comprehensive agricultural ‘Big-Data’ and the development of artificial intelligence algorithms for real time analysis of phenotypic data. The grant for the consortium was originally approved for calendar year 2018 in an amount of approximately $5 million, of which approximately $1.4 million was granted to Evogene. By the end of 2018, the grant was extended by an additional six months to a total period of 18 months until mid-2019, and the grant amount was updated to approximately $7.6 million total, of which approximately $2.5 million was granted to Evogene. In June 2019, the IIA approved the continuation of the consortium following such 18-month period, until the end of 2020, which would complete a three-year workplan, and granted an additional amount of approximately $7.5 million, of which approximately $1.9 million was granted to Evogene.

In June 2020, we announced participation in a three-year workplan, IIA-sponsored CRISPR-IL Consortium to develop an artificial intelligence based, end-to-end system for genome-editing to be used in multi-species including human, plant, and certain animal DNA, applicable to market segments in pharma, agriculture and aquaculture. In addition to Evogene, the CRISPR-IL Consortium consists of several Israeli industrial companies and academic institutions. The goal of the consortium is to develop an artificial intelligence-based system, “Go-Genome”, providing users improved genome-editing workflows. The system aims to provide end-to-end solutions, from user interface to an accurate measurement tool. The total budget for the consortium was approved for the first 18 months in an amount of approximately $10.2 million, of which approximately $1.3 million was allocated to us. After the first 18 months, the consortium is expected to be extended to an additional 18 months. Participation in the IIA-sponsored consortium programs as described above does not obligate us to pay royalties to the IIA; however, the know-how developed in such consortium programs is subject to the provisions and restrictions under the Innovation Law.

In addition, in March 2020, the Company’s subsidiary, Lavie Bio Ltd., obtained IIA approval to receive a grant for its third-year program for bio fungicides for mildew in fruit and vegetables. The total budget was approved for NIS 3.9 million (approximately $1.1 million).

The Company’s subsidiary, AgPlenus Ltd., obtained IIA approval to receive a grant for its first-year program in 2020 for development of novel herbicides. The total budget was approved for NIS 3.1 million (approximately $1.0 million).

We entered into agreements with certain of our subsidiaries in the framework of which they were granted permission to use our technology and related know how, which was funded by the IIA. Evogene remains responsible to the IIA for the obligations regarding such IIA funding.

BIRD Grants

We have received two BIRD grants, covering the following programs: (i) a joint development program with DuPont-Pioneer (now Corteva) of research and development improvements to soybean rust resistance, which the Company has repaid in full; and (ii) a joint research and development program with Marrone Bio Innovations, or MBI, for discovery of novel modes of biological action for insect control, which the Company has decided to withdraw from.

Under the MBI BIRD program, the grant for the joint development will be repaid: (a) from revenues received for the licensing of products developed under the project; (b) from revenues generated from sales of products developed under the project; (c) from proceeds received from the outright sale of the technology developed under the project; (d) if we and our partner have concluded the development of a product within the period of development defined under each of the programs; or (e) if within 60 months from the original grant date we and MBI did not conclude the development of a product but nevertheless decide to continue the project. In each such case, the repayment will be in an amount of up to 150% of the total grant received, depending on the timing of the repayment.

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

Our ongoing research and development activities are funded mainly by internal resources, collaboration research and development payments and governmental grants. As of December 31, 2020, 92 of our employees, representing approximately 71% of our entire work force, were engaged in research and development on a full-time basis. For more information regarding our research and development activities, intellectual property and licenses, please see Item 4.B. “Information on the Company—Business Overview.”

D.            Trend Information

In recent years we experienced an increase in the cost we incur for procuring D&O liability insurance, resulting from a general increase in the cost of D&O liability insurance for smaller, dual-listed public companies such as us. This general increases has been tied to perceived heightened levels of risk for D&O insurers. Insurers have been increasing their level of compensation, in the form of premiums, which they believe have not been commensurate with the risk being taken by them. In parallel, there has been an increase in the amounts of the deductibles payable by public companies in situations in which an insurable event occurs. If this trend continues, it will increase our operational expenses and have a negative effect on our financial results.

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

F.            Contractual Obligations

Our significant contractual obligations and commitments as of December 31, 2020 are summarized in the following table:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands, unaudited)
Trade payables	$863	$-	$-	$-	$863
Employees and payroll accruals	2,535	-	-	-	2,535
Other payables(1)	1,238	-	-	-	1,238
Liabilities in respect of government grants (undiscounted)(2)	72	468	1,505	2,639	4,684
Non-cancellable operating leases (undiscounted) (3)	777	1,281	733	133	2,924
Total	$5,485	$1,749	$2,238	$2,772	$12,244
_______________________________
(1)	Consists of accrued expenses to be paid to suppliers and subcontractors, mainly for work related to our research and development activities.
(2)	Consists of the projected repayments of government grants that partly fund our research and development activities.
(3)	Consists of non-cancellable operating leases of our offices, laboratory facilities, greenhouses and motor vehicles.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this annual report.

Name	Age	Position
Executive officers
Mr. Ofer Haviv	54	President and Chief Executive Officer
Mr. Ido Dor	45	Chief Executive Officer of Lavie Bio Ltd.
Dr. Eyal Emmanuel	47	Chief Scientific Officer
Dr. Elran Haber	40	Chief Executive Officer of Biomica Ltd.
Dr. Arnon Heyman	44	Chief Executive Officer of Canonic Ltd.
Mr. Mark Kapel	44	Executive Vice President Technology
Mr. Douglas A. Eisner	55	Chief Executive Officer of AgPlenus Ltd.
Ms. Dorit Kreiner	49	Chief Financial Officer

Directors
Mr. Martin S. Gerstel(3)(4)	79	Chairman of the Board
Ms. Sarit Firon(1)(2)(4)	54	Director
Mr. Ziv Kop(1)(2)(3)(4)	49	Director
Dr. Adrian Percy(4)	55	Director
Mr. Leon Y. Recanati(3)(4)	72	Director
Dr. Oded Shoseyov(1)(2)(4)	64	Director
____________________________
(1)	Member of our Audit Committee.
(2)	Member of our Compensation and Nominating Committee.
(3)	Member of our Corporate Development Committee.
(4)	Independent director under the Nasdaq Listing Rules.

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

Mr. Douglas A. Eisner has served as Chief Executive Officer of Ag Plenus Ltd., a subsidiary of Evogene, since September 2020. Mr. Eisner previously held various senior leadership roles, including Chief Executive Officer at AgroSpheres, Inc., a crop protection company, from 2018 to 2020, and co-founder and Chief Operating Officer of GrassRoots Biotechnology, Inc., an agricultural biotechnology company, from 2007 to 2013. Mr. Eisner began his career as an attorney, first as prosecutor and then as a commercial litigator. Mr. Eisner holds an MBA from Duke’s Fuqua School of Business and a JD from Boston University School of Law.

Dr. Eyal Emmanuel has served as Chief Scientific Officer of Evogene since January 2019 and previously served as Evogene’s VP of Corporate Strategy from September 2018 until January 2019. In parallel, Dr. Emmanuel is serving as the Chief Executive Officer of EcoBreed, an Israeli startup company, as the Chief Technology Officer of Agrinnovation – The Hebrew University of Jerusalem’s internal fund for agriculture, and Head of R&D of Plantae Biosciences. From September 2017 to September 2018, Dr. Emmanuel served as the VP Ideation and Technology Evaluation of Yissum, the technology transfer office of The Hebrew University of Jerusalem. From 2014 to January 2017, Dr. Emmanuel served as the Chief Science Officer & Head of R&D Crop Protection of Evogene. From May 2006 to September 2017, Dr. Emmanuel served in various managerial R&D positions, leading several of our key research programs. Prior to joining Evogene, Dr. Emmanuel served as a researcher at LSRI, Israel’s premier life sciences research center. Dr. Emmanuel holds a Ph.D. and an MSc from the Weizmann Institute’s Department of Plant Science as well as a BSc from The Hebrew University of Jerusalem, Faculty of Agriculture. Dr. Emmanuel also holds an MBA from the College of Management - Academic Studies (COMAS), majoring in Bio-Medical Management.

Dr. Elran Haber has served as Chief Executive Officer of Biomica Ltd., a subsidiary of Evogene, since January 2018. Dr. Haber previously served as Chief Executive Officer of Therapix Biosciences Ltd. (now known as SciSparc Ltd.) (OTCQB: SPRCY) beginning in November 2015. Prior to that, from March 2014, Dr. Haber served as our Vice President of Business Strategy and Innovation. Dr. Haber served for more than 10 years as Chairman and board member of several publicly traded and privately held companies, including Issta Lines Ltd. (TASE: ISTA) from 2007 to 2012, and American Express Global Business Travel – Israel (Histour-Eltive Ltd.) from 2010 to 2012, and has been a member of various board committees and has served in senior executive roles in various life science companies. Dr. Haber holds a Ph.D. in Pharmaceutical Science and an MBA in Finance & Financial Engineering, both from The Hebrew University of Jerusalem, Israel.

Dr. Arnon Heyman has served as Chief Executive Officer of Canonic Ltd. since April 2019. He previously served as Vice President & General Manager of Ag-Seeds and as director of project management crop protection from 2018. Prior to Evogene, Dr. Heyman served as Chief Technology Officer of BondX Technologies Ltd. from 2009-2014. Dr. Heyman holds a Ph.D. in Biotechnology from The Hebrew University of Jerusalem (2008) and a MBA from the College of Management (2015).

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

Ms. Dorit Kreiner has served as Chief Financial Officer of Evogene since February 2019. Ms. Kreiner has previously served as CFO of a number of companies, including NRGene (TASE: NRGN) between 2014 and 2018 and Therapix Biosciences Ltd. (now known as SciSparc Ltd.) (OTCQB: SPRCY) between 2011 and 2014. Ms. Kreiner also previously filled the position of Director of Finance of Evogene between 2004 and 2011. Ms. Kreiner holds a BA in accounting and economics from Tel Aviv University, an LL.B. from the College of Management and an MBA in Finance and Marketing from Tel Aviv University.

Directors

Ms. Sarit Firon has served as a director of our Company since she was appointed by the Board in August 2016. Ms. Firon is the Co-Founder & Managing Partner of Team8 Capital, and Team8 Group, a venture group that invests in and builds technology startups, previously she was the managing partner of Cerca Partners, a Venture Capital, co-investment fund. Prior to Cerca Partners, Ms. Firon was the Chief Executive Officer of Extreme Reality (XTR3D), a company that provides real time software-based, 3D motion capture technology, using a single standard webcam. Prior to her role at Extreme Reality (XTR3D), Ms. Firon held roles as Chief Financial Officer at each of Kenshoo, MediaMind (NSDQ: MDMD, acquired by DG corp.), OLIVE SOFTWARE, P-CUBE (acquired by Cisco) and RADCOM, LTD. (NSDQ: RDCM). Ms. Firon serves as the Chairperson of myThings, a global leader in customized programmatic ad solutions, which runs personalized retargeting campaigns on desktop, mobile and Facebook, since July 2015. Ms. Firon also holds other board positions at DATORAMA and Protected Media. Ms. Firon holds a BA degree in accounting and economics, and a Diploma in accounting advanced studies, both from Tel Aviv University.

Mr. Martin S. Gerstel has served as our Chairman of the Board of Directors since December 2004 and as a director since February 2004. In addition, Mr. Gerstel has served as the Chairman of Compugen Ltd., a predictive drug discovery and development company, from 1997 to 2017; Chairman of Keddem Bioscience Ltd., a drug discovery company, from 2004 to 2016, and co-founder and co-chairman of Itamar Medical Ltd., a medical device company, from 1997 to 2017, Mr. Gerstel has been a board member of Yeda Ltd., the technology transfer company of the Weizmann Institute of Science, since 1994 and was a board member of Yissum Ltd., the technology transfer company of The Hebrew University of Jerusalem, from 2003 to 2015. He is a member of the board of governors and the executive committee of the Weizmann Institute of Science and the board of governors of The Hebrew University of Jerusalem. Prior to relocating to Israel, Mr. Gerstel was co-chairman and chief executive officer of ALZA Corporation, a U.S. pharmaceutical company specializing in advanced drug delivery, which he helped to found in 1968. Mr. Gerstel holds a BSc from Yale University and an MBA from Stanford University.

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

Dr. Oded Shoseyov has served as a director of our Company since November 2018. Dr. Shoseyov is the scientific founder of 15 companies, including: Futuragene Ltd., Collplant Ltd., Biobetter Ltd., GemmaCert Ltd., SP-Nano materials Ltd., Melodea Ltd., Valentis Nanotech. Ltd., Paulee CleanTec Ltd., Smart Resilin Ltd., Sensogenic Ltd., SavorEat Ltd. and Karme Yosef Winery. Dr. Shoseyov is a faculty member of The Hebrew University of Jerusalem, where he conducts research in plant molecular biology protein engineering and nano-biotechnology. His group focus is on Bio-Inspired Nanocomposite materials. He has authored or co-authored more than 300 scientific publications and is the inventor or co-inventor of 94 patents. Dr. Shoseyov is a TED speaker and a co-owner and winemaker of BRAVDO winery. Dr. Shoseyov received the Outstanding Scientist Polak Award for 2002, the 1999 and 2010 Kay Award for Innovative and Applied Research, the 2012 Israel Prime Minister Citation for Entrepreneurship and Innovation, and the 2018 Presidential Award for his contribution to the Economy and Society of Israel. Dr. Shoseyov holds a BSc from The Hebrew University of Jerusalem (1981), MSc from The Hebrew University of Jerusalem (1982), and a Ph.D. from The Hebrew University of Jerusalem (1987).

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

B.            Compensation

Aggregate and Individual Compensation of Officers and Directors

The aggregate compensation, including non-cash share-based compensation (consisting of expenses related to option grants), accrued by us in respect of the year ended December 31, 2020 to all persons who served as directors and/or executive officers during that year, was approximately $4.4 million. That amount includes approximately $0.5 million of gross compensation set aside or accrued for executive officers for purposes of pension, severance, retirement, car, phone or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to executive officers, and other expenses commonly reimbursed by companies in Israel. These amounts include the partial-year compensation paid to two executive officers, who served in their positions over the course of 2020 and whose employment was terminated during 2020.

During 2020, we granted to our executive officers and directors an aggregate amount of 767,500 options, of which 500,000 were granted with an exercise price of NIS 3.73 ($1.12), 150,000 were granted with an exercise price of NIS 4.00 ($1.20), 80,000 were granted with an exercise price of NIS 3.82 ($1.15), 20,000 were granted with an exercise price of NIS 3.83 ($1.15), 7,500 were granted with an exercise price of NIS 4.04 ($1.21), 2,500 were granted with an exercise price of NIS 3.86 ($1.16), 2,500 were granted with an exercise price of NIS 5.86 ($1.76), 2,500 were granted with an exercise price of NIS 5.85 ($1.69) and 2,500 were granted with an exercise price of NIS 12.02 ($3.61). Those options expire within ten years from the date of grant. The option grants detailed above include grants to two executive officers, who served in their positions over the course of 2020 and whose employment was terminated during 2020. In addition, during 2020, a few of our officers, who serve as chief executive officers in our subsidiaries, were granted options to purchase equity of our subsidiaries, which are not detailed above.

The following table presents information regarding compensation accrued in our financial statements for the year ended December 31, 2020 for our five most highly compensated executive officers, as required under Israeli Securities Law 5728-1968 and the regulations promulgated thereunder.

	(in thousands, US$)(1)
Name and Position	Salary and related benefits	Bonus(2)	Value of Options Granted(3)	Total
Ofer Haviv President and Chief Executive Officer	367	131	94	592
Ido Dor CEO Lavie Bio	246	40	1,555	1,841
Arnon Heyman CEO Canonic	213	35	27	275
Mark Kapel EVP Technology	207	44	25	276
Dorit Kreiner Chief Financial Officer	213	45	18	276

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in our financial statements.
(2)
Bonus amounts shown in this table reflect bonuses that were paid in 2021 relating to the office holders’ service in our company in 2020, as approved by our compensation and nominating committee and board of directors, and, to the extent required, also by our shareholders.

(3)
Consists of amounts recognized as non-cash expenses in our statement of profit or loss for the year ended December 31, 2020 in respect of option grants. Some of our office holders were granted options to purchase equity of our subsidiaries for which they serve as officers, for which the related expenses were recorded in our statement of profit or loss.

Compensation Policy

As required by the Companies Law, we have adopted a policy regarding the terms of engagement of office holders or a compensation policy. Under the Companies Law, the term “office holders” includes directors and certain officers, including the general manager (i.e., chief executive officer, or CEO), chief business manager, deputy CEO, vice CEO, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and any director or manager who reports directly to the CEO. The compensation policy serves as the basis for determining the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors specified in the Companies Law, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The Companies Law describes what factors have to be considered by, and what principles must be included in, the compensation policy.

Our current compensation policy was adopted in September 2019 and was last updated in October 2020, at a special general meeting of our shareholders, following the recommendation of our compensation committee and our board of directors.

Approvals Required for Compensation of Directors and Officers

Under the Companies Law, the compensation of each of our directors and our CEO requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of our shareholders at a general meeting (in the case of our CEO, the shareholder approval must include the special majority described under “Item 6. Directors, Senor Management and Employees— C. Board Practices— Approval of Related Party Transactions under Israeli Law— Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions”). The compensation of any other office holder (who is neither a director nor our Chief Executive Officer), if consistent with our compensation policy, requires the approval of our compensation committee, followed by our board of directors. Compensation of any such office holder that deviates from our compensation policy also requires shareholder approval, including by the special majority described under “Item 6. Directors, Senor Management and Employees— C. Board Practices— Approval of Related Party Transactions under Israeli Law— Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.”

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

Each executive officer’s entitlement to an annual bonus is determined according to a formula that links financial and qualitative target-based goals and metrics related to the specific objectives within the responsibility of the relevant executive officer. In the case of executive officers who are also office holders, their annual bonus is also required to be consistent with our compensation policy. The goals and objectives of our executive officers are determined by the compensation and nominating committee and our board of directors (in the case of all executive officers, as required under the Nasdaq Listing Rules, and in the case of office holders specifically, also as required under the Companies Law). For each fiscal year, our board of directors determines the maximum target bonus for each of our executive officers, including our CEO. In the case of our executive officers other than the CEO (assuming in the case of office holder compensation, that the bonus terms conform to the compensation policy), such terms only require approval by the compensation and nominating committee followed by the board of directors. For our CEO, all terms of employment, including bonus terms, require, in general, approval by a majority of our shareholders present and voting (in person or by proxy) at a meeting of shareholders, subject to fulfillment of one of the two additional conditions described in “Item 6. Directors, Senor Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law—Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.”

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

Director Compensation

Our directors are entitled to cash compensation and equity compensation as follows:

Cash Compensation of Directors

All of our directors receive annual fees and per-meeting fees for their service on our board and its committees, in the following amounts:

◾	Annual fees in an amount of approximately $18,000 for directors not classified as experts and approximately $24,000 for directors classified as experts; and

◾
Per-meeting fees in an amount of approximately $1,000 for directors not classified as experts and approximately $1,300 for directors classified as experts; 60% of such amounts for participation in meetings via phone and 50% of such amounts for resolutions adopted in writing.

Such amounts are within the range for cash compensation for external and unaffiliated directors of a company of our size (based on level of shareholders’ equity) under the Companies Law.

Cash Compensation of Chairman of the Board

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

Our Board has determined that Mr. Martin Gerstel, our chairman of the board, is an active chairman, and our shareholders have approved setting Mr. Gerstel's fees as active chairman at approximately $6,300 per month. Mr. Gerstel has waived his right to receive the per-meeting fees that are payable to our other directors for so long as he serves as the Company's active chairman of the board.

Equity Compensation of Directors

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

All option grants to directors are subject to the terms of our 2013 Share Option Plan and are granted at an exercise price equal to the higher of (i) the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the date of option allocation, plus 5% and (ii) the closing price of our ordinary shares on the TASE on the date of option allocation. All such options expire 10 years following the date of grant thereof.

Information regarding the options to purchase our ordinary shares (including number of options, exercise price and expiration date of all such options) held by each of our directors and executive officers who beneficially owns our ordinary shares, after including ordinary shares underlying options held by them, which, as of March 20, 2021, were exercisable or exercisable within 60 days, appears in the beneficial ownership table in Item 7.A below and in the footnotes thereto.

Share Option and Incentive Plans

Company Option and Incentive Plans

We maintain three share option and incentive plans: our Evogene Share Option Plan (2002), our Evogene Ltd. Key Employee Share Incentive Plan, 2003, and our Evogene Ltd. 2013 Share Option Plan, or the 2013 Plan. No new grants will be made under the first two plans, although outstanding awards under those two plans remain subject to the terms of those plans.  All such option and incentive plans provide for the grant of options to purchase our ordinary shares.

As of March 20, 2021, options to purchase 3,787,948 ordinary shares were outstanding under our option and incentive plans, having a weighted average exercise price of NIS 20.30 per share, of which, options to purchase 2,494,767 ordinary shares were exercisable. An additional 1,820,327 ordinary shares remained available for future grant under our option and incentive plans as of that date.

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

Options granted under our plans are subject to vesting schedules and expire 10 years from the grant date. The plans address the treatment of vested and unvested options upon the termination of employment of the option holder as well as upon consummation of a merger or consolidation of our company, or sale of all or substantially all of our shares or assets.

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

Subsidiary	Percentage of Subsidiary's Equity Issuable as Equity Incentives	Percentage of Equity Granted to Date as Equity Incentives
AgPlenus	9.1%	8.8%
Biomica	24.5%	14.4%
Casterra	8.4%	3.9%
Canonic	9.1%	6.0%
Lavie Bio	9.1%	8.0%

Grants under our subsidiaries’ equity incentive plans may qualify for favorable treatment under the tax law provisions of the United States or Israel.

The share-based payments under our subsidiary equity incentive plans are presented as non-controlling interests in the financial statements and were valued at $3.7 million in 2020, as detailed in Note 17.f. to the financial statements included in this annual report under Item 18.

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

Chairman of the Board

Our articles of association provide that the chairman of the board is appointed by the members of the board of directors and serves as chairman of the board throughout his term as a director, unless resolved otherwise by the board of directors. Under the Companies Law, the general manager (i.e., the chief executive officer) or a relative of the general manager may not serve as the chairman of the board of directors, and the chairman or a relative of the chairman may not be vested with authorities of the general manager, in each case without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

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

The charter of the audit committee is available on our website. The contents of that website do not constitute a part of this annual report.

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

Compensation and Nominating Committee

Our compensation and nominating committee, or compensation committee, consists of Ms. Sarit Firon, Mr. Ziv Kop and Dr. Oded Shoseyov. Mr. Kop serves as the Chairperson of the committee.

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

The charter of the compensation and nominating committee is available on our website. The contents of that website do not constitute a part of this annual report.

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

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. Many of the executive officers listed in the table under “Item 6. Directors, Senior Management and Employees— A. Directors and Senior Management” are also office holders under the Companies Law. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company. The duty of care includes a duty to use reasonable means to obtain (i) information on the appropriateness of a given action submitted for his or her approval or performed by virtue of his or her position; and (ii) all other important information pertaining to these actions. The duty of loyalty includes a duty to (i) refrain from any conflict of interest between the performance of his or her duties in the company and his or her personal affairs; (ii) refrain from any activity that is competitive with the business of the company; (iii) refrain from exploiting any business opportunity of the company in order to receive a personal gain for himself or herself or others; and (iv) disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

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

◾
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

◾
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

◾
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

D.            Employees

The total number of employees in Evogene and its subsidiaries as of December 31, 2018, 2019 and 2020 was 150, 143 and 131, respectively. As of March 20, 2021, the total number of employees in Evogene and its subsidiaries was 130. This net decrease over the course of the last three years mainly relates to adjustment of the workforce to our activities, and hiring new employees relevant to certain activities while reducing workforce in other areas of activity.

As of the date hereof, all of our employees are based in Israel, except for six U.S.-based employees. Of our six U.S.-based employees, five are employed by Lavie Bio Inc., a U.S. subsidiary of Lavie Bio Ltd., the majority of whom are based at Lavie Bio’s U.S. research and development site in St. Louis, Missouri. In addition, AgPlenus Inc.’s CEO is located in North Carolina. In addition, during 2020, we had, on average, approximately 19 hourly employees who are based in Israel. The following table shows the breakdown of our employees by division/category of activity and by location as of December 31, 2020, excluding hourly employees:

	As of December 31, 2020
	Israel	U.S.	Total
Executive Management	4	-	4
Lavie Bio Ltd.	17	5	22
AgPlenus Ltd.	11	1	12
Ag-Seeds division	2	-	2
Casterra Ag Ltd.	1	-	1
Biomica Ltd.	7	-	7
Canonic Ltd.	6	-	6
Technology Platform	48	-	48
General and administrative	28	-	28
Total	124	6	130

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

Our staff possesses multidisciplinary and wide-ranging expertise, with employees specializing in biology, chemistry, plant genetics, agronomics, mathematics, computer science and other related fields. Additionally, 43 of our employees hold a Ph.D.

E.            Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to the table in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 20, 2021 (unless otherwise indicated) by: (i) each person or entity known by us to own beneficially more than 5% of our outstanding shares; (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 20, 2021, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of shares beneficially owned by any shareholder has been calculated based on 40,414,229 ordinary shares outstanding as of March 20, 2021. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws.

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

	Shares Beneficially Held
Name of Beneficial Owner	Number		Percentage of Class
Principal Shareholders
ARK Investment Management LLC (1)	4,594,499		11.4%
Entities affiliated with Waddell & Reed Financial, Inc. (2)	2,757,223		6.8%

Executive Officers and Directors
Ofer Haviv	720,930	(3)	1.8%
Gadi Ben Nissim	21,875(	**)	*
Ido Dor	269,875	(4)	*
Douglas A. Eisner	0 (5)		*
Dr. Eyal Emmanuel	56,256	(6)	*
Dr. Elran Haber	0 (7)		*
Dr. Arnon Heyman	93,619	(8)	*
Mark Kapel	124,434	(9)	*
Dorit Kreiner	71,494	(10)	*
Dr. Gaya Loren	25,000(	**)	*
Martin S. Gerstel	670,256	(11)	1.6%
Sarit Firon	11,875	(12)	*
Ziv Kop	18,125	(13)	*
Dr. Adrian Percy	5,625	(14)	*
Leon Y. Recanati	855,735	(15)	2.1%
Dr. Oded Shoseyov	6,250	(16)	*
All directors and executive officers as a group (16 persons**)	2,951,349		6.8%
_______________________________
*	Less than 1%.
**
The engagement of each of Mr. Ben Nissim and Dr. Loren as executive officers ended during 2020. Beneficial ownership information for such persons is based on our own internal records as of the date on which their engagement ended.

(1)
This information is based upon a Schedule 13G/A filed by ARK Investment Management LLC with the SEC on February 16, 2021. ARK Investment Management LLC is a Delaware limited liability company and possesses sole voting and dispositive power over these ordinary shares. The principal address for ARK Investment Management LLC is 3 East 28th Street, 7th Floor, New York, NY 10016.

(2)
This information is based upon a Schedule 13G/A filed jointly with the SEC on February 12, 2021 by (i) Waddell & Reed Financial, Inc., or WDR; and (ii) Ivy Investment Management Company, or IICO, an investment advisory subsidiary of WDR, each of which reported sole voting and dispositive power with regard to all 2,757,223 shares. According to this Schedule 13G/A, the investment advisory contracts grant IICO investment power over securities owned by their advisory clients and the investment sub-advisory contracts grant IICO investment power over securities owned by their sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO may be deemed the beneficial owner of the securities under Rule 13d-3 of the Exchange Act. These ordinary shares are held by WDR and IICO. The principal address for these entities is 6300 Lamar Avenue, Overland Park, KS 66202.

(3)
Consists of 720,930 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 215,000 on July 17, 2023, 170,000 on March 22, 2025, 210,930 on August 8, 2027 and 125,000 on April 21, 2030. The weighted average exercise price of these options is NIS 29.83.

(4)
Ido Dor serves as the CEO of our subsidiary company Lavie Bio, and as such, he holds options to purchase shares of Lavie Bio. In addition, Mr. Dor also holds options to purchase 269,875 ordinary shares of Evogene that are currently exercisable or exercisable within 60 days of March 20, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 21,875 on September 21, 2021, 7,500 on July 15, 2023, 25,000 on November 9, 2024, 23,000 on March 22, 2025, 80,000 on November 17, 2025, and 112,500 on August 8, 2027. The weighted average exercise price of these options is NIS 28.23.

(5)
Douglas A. Eisner serves as the CEO of our subsidiary company AgPlenus, and as such, he holds options to purchase shares of AgPlenus rather than our company itself. For a description of our subsidiaries’ equity incentive plans, please see Item 6 “Directors, Senior Management and Employees—B. Compensation—Share Option and Incentive Plans—Subsidiary Equity Incentive Plans”.

(6)
Consists of 56,256 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 28,128 on November 13, 2028, and 28,128 on December 23, 2028. The weighted average exercise price of these options is NIS 10.16.

(7)
Elran Haber serves as the CEO of our subsidiary company Biomica, and as such, he holds options to purchase shares of Biomica rather than our company itself. For a description of our subsidiaries’ equity incentive plans, please see Item 6 “Directors, Senior Management and Employees—B. Compensation—Share Option and Incentive Plans—Subsidiary Equity Incentive Plans”.

(8)
Arnon Heyman serves as the CEO of our subsidiary company Canonic Ltd. Dr. Heyman holds options to purchase 93,619 ordinary shares of Evogene that are currently exercisable or exercisable within 60 days of March 20, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 10,000 on November 9, 2024, 18,000 on May 18, 2026, 46,875 on August 8, 2027, and 18,744 on February 26, 2028. The weighted average exercise price of these options is NIS 21.85.

(9)
Consists of 124,434 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 13,500 on July 15, 2023, 12,000 on March 22, 2025, 21,750 on August 8, 2027, 45,000 on February 26, 2028, 16,875 on February 4, 2029 and 15,309 on July 30, 2029. The weighted average exercise price of these options is NIS 18.57.

(10)
Includes 69,994 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 19,685 on February 4, 2029, and 50,309 on July 30, 2029. The weighted average exercise price of these options is NIS 6.52. Also includes 1,500 ordinary shares held by a trustee in favor of Ms. Kreiner.

(11)
Includes 636,506 ordinary shares, consisting of: (a) 37,500 ordinary shares held by a trustee in favor of Mr. Gerstel; (b) 383,815 ordinary shares held by Martin Gerstel; and (c) 215,191 ordinary shares held by Shomar Corporation with respect to which Martin Gerstel and his wife Mrs. Shoshana Gerstel possess voting and investment power. Also includes 33,750 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 5,000 on September 17, 2021, 5,000 on June 11, 2022, 5,000 on September 15, 2023, 5,000 on August 17, 2024, 5,000 on July 2, 2025, 5,000 on May 18, 2026, and 3,750 on May 16, 2027. The weighted average exercise price of these options is NIS 37.47.

(12)
Consists of 11,875 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 10,000 on August 10, 2026, and 1,875 on August 8, 2027. The weighted average exercise price of these options is NIS 25.59.

(13)
Consists of 18,125 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 10,000 on March 20, 2024, 2,500 on March 22, 2025, 2,500 on February 28, 2026, 2,500 on January 12, 2027, and 625 on January 11, 2028. The weighted average exercise price of these options is NIS 52.46.

(14)
Consists of 5,625 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2021, which expire on December 23, 2028. The exercise price of these options is USD $2.56.

(15)
Includes 838,860 ordinary shares held by Mr. Recanati. Also includes 16,875 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 2,500 on September 17, 2021, 2,500 on June 11, 2022, 2,500 on September 15, 2023, 2,500 on August 17, 2024, 2,500 on July 2, 2025, 2,500 on May 18, 2026, and 1,875 on May 16, 2027. The weighted average exercise price of these options is NIS 37.47.

(16)
Consists of 6,250 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2021, which expire on November 13, 2028. The exercise price of these options is NIS 10.67.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2020, there were increases in the percentage ownership of ARK Investment Management LLC (from below 5% to 11.4%). On the other hand, there were decreases in the percentage ownership of some of our former significant shareholders (which we define as holders of at least 5% of our issued and outstanding share capital), each of which fell below 5% beneficial ownership of our issued and outstanding share from the following ownership percentage levels, including: (i) entities affiliated with Phoenix Holdings Ltd. (formerly 7.6%), (ii) entities affiliated with Senvest Management, LLC, (formerly 8.5%), (iii) Monsanto Company (formerly 6.4%), (iii) entities affiliated with UBS Group AG (formerly 5.3%), and (iv) Alpha Capital Anstalt (formerly 8.8%).

Over the course of 2019, there were increases in the percentage ownership of some of our major shareholders at the time, including entities affiliated with (i) The Phoenix Holdings Ltd. (from 6.8% to 7.6%) and (ii) Senvest Management, LLC, which first reported in April 2019 that they held 6.8%, and as of December 31, 2019 held 8.5%. On the other hand, there were decreases in the percentage ownership of entities affiliated with (x) our former significant shareholder, Migdal Insurance & Financial Holdings Ltd. (from 7.6% to 0.2%) and (y) WDR (from 10.9% to 10.7%).

Over the course of 2018, there were increases in the percentage ownership of some of our major shareholders at the time, including (i) entities affiliated with The Phoenix Holdings Ltd. (from 6.7% to 6.8%); and (ii) entities affiliated with UBS (from 5.2% to 5.3%), while there were decreases in the percentage ownership of (x) entities affiliated with Migdal (from 7.6% to 7.4%), (y) entities affiliated with our former significant shareholder, Harel Insurance, Investments & Financial Services Ltd., or Harel (from 5.2% to 4.5%), and (z) entities affiliated with our former significant shareholder, Morgan Stanley (from 5.4% to 3.9%).

               The information above regarding changes in percentage ownership by major shareholders during the years ended December 31, 2018 through 2020 is based solely on information contained in Schedule 13Gs (as may be amended) filed by such persons with the SEC.

Record Holders

As of March 20, 2021, all of our issued and outstanding ordinary shares were held of record in the United States, in the name of a single record shareholder — Cede & Co., as nominee for the Depository Trust Company. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, nor is it representative of where such beneficial holders reside, since the shares held in the name of Cede & Co. are listed for trading on Nasdaq and the TASE and are beneficially owned by a wide range of underlying beneficial shareholders who hold their shares in “street name,” including Israeli and other non-U.S. shareholders.

B.            Related Party Transactions

Except as described below or elsewhere in this annual report, since January 1, 2020, we have had no transaction, nor do we have any presently proposed transaction, and neither we nor our subsidiaries have had any loan, nor do we or our subsidiaries have any presently proposed loan, involving any related party described in Item 7.B of this annual report

Agreements with Directors and Officers

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

Options

See “Item 6. Directors, Senior Management and Employee—B. Compensation—Share Option and Incentive Plans.”

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

B.            Significant Changes

No significant changes have occurred since December 31, 2020, except as otherwise disclosed in this annual report.

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

C.           Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report:

Controlled Equity Offering Sales Agreements

On January 19, 2021 and February 14, 2021, we entered into Controlled Equity OfferingSM  Sales Agreements, or the January Sales Agreement and February Sales Agreement, respectively, with Cantor Fitzgerald & Co., or the Agent, pursuant to which the Company could offer and sell, from time to time, its ordinary shares, through the Agent in an ATM offering, as defined in Rule 415(a)(4) promulgated under the Securities Act, for aggregate offering price of up to $28.0 million and $50.0 million, respectively. In February 2021, we completed the sales of ordinary shares under the January Sales Agreement and subsequently entered into the February Sales Agreement. We are not obligated to make any sales of ordinary shares under the February Sales Agreement and no assurance can be given that we will sell any ordinary shares under such agreement, or, if we do, as to the price or number of such shares that we will sell, or the dates on which any such sales will take place.

AgPlenus Collaboration Agreement with Corteva

In March 2020, AgPlenus entered into a collaboration agreement with Corteva for the discovery and development of novel herbicides. Information on the collaboration is provided in this annual report under “Item 4. Information on the Company— B. Business Overview— Market Segments— Ag-Business Market— AgPlenus Ltd.— Key Collaborations— Coretva-Herbicides” and is incorporated by reference herein.

Lavie Bio Share Purchase Agreement with Corteva

In August 2019, we entered into a share purchase agreement with Corteva, whereby Corteva invested in our subsidiary Lavie Bio. That investment consisted of Corteva’s (i) contribution of its shares in Taxon Biosciences to Lavie Bio and (ii) payment of $10 million for equity of Lavie Bio. In exchange, Lavie Bio issued to Corteva approximately 28% of Lavie Bio’s shares. Information on that transaction is set forth in this annual report under “Item 4. Information on the Company— B. Business Overview— Market Segments— Ag-Business Market— Lavie Bio Ltd.— Investment by Corteva” and is incorporated by reference herein.

Collaboration Agreement with Bayer (originally with Monsanto)

In August 2008, we entered into a Collaboration and License Agreement with Monsanto (now Bayer, following the completion of the acquisition of Monsanto by Bayer in June 2018) for the discovery and development of seed traits. Information on the collaboration is provided in this annual report under “Item 4. Information on the Company— B. Business Overview— Market Segments— Ag-Business Market— AgSeeds Division.— Key Collaborations—  Bayer” and is incorporated by reference herein.

Indemnification Agreements

We have entered into indemnification agreements with our office holders. Information on the indemnification agreements may be found in this annual report under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Directors and Officers—Indemnification Agreements,” and is incorporated herein by reference.

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

In this regard, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise or a Beneficiary Enterprise, that are paid to a United States corporation holding at least 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are not entitled to such reduction under such tax treaty but are subject to withholding tax at the rate of 15% or 20% for such a United States corporate shareholder, provided that the conditions related to the holding of 10% of our voting capital and to our gross income for the previous year (as set forth in the previous sentence) are met.  The aforementioned rates under the United States-Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment of the U.S. resident in Israel. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. United States residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for Untied States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual taxable income (including, but not limited to, dividends, interest and capital gain) exceeding a certain threshold (NIS 651,600 for 2020), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, the gross amount of any distribution that we pay you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. To the extent that the amount of any cash distribution exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, if you are a U.S. Holder you should expect that the entire amount of any cash distribution generally will be reported as dividend income to you; provided, however, that distributions of ordinary shares to U.S. Holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. Subject to the PFIC rules discussed below, non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Moreover, such reduced rate shall not apply if we are a PFIC for the taxable year in which we pay a dividend, or were a PFIC for the preceding taxable year. As discussed below, we believe we were classified as a PFIC for the year ending December 31, 2020. Dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

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

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize an amount of gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The tax basis in an ordinary share generally will equal the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares generally will be eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year. The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. However, as discussed below, we believe we were classified as a PFIC for the year ending December 31, 2020, in which case special rules may apply as explained below. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we were classified as a PFIC for the taxable year ending December 31, 2020. As a result, a U.S. Holder who held our ordinary shares at any time during 2020 would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

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

Based on the book value of our assets and liabilities and our Market Capitalization in 2020, we believe that we met the PFIC asset test described above for 2020 and, as a result, we were classified as a PFIC in 2020. Furthermore, because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because our Market Capitalization is currently below the level necessary to avoid PFIC status for 2021, there is substantial risk we will be classified as a PFIC for the 2021 taxable year as well. However, because PFIC status is based on our income, assets and activities for the entire taxable year, and our Market Capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2021 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually after the close of each taxable year based on tests which are factual in nature, and our status in future years will depend on our income, assets, activities and Market Capitalization in those years. Thus, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year.

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

If you are a U.S. Holder that owns our ordinary shares during 2020 or any other taxable year for which we are a PFIC, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income (even if you hold the ordinary shares as capital assets) and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years.

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

U.S. Holders are strongly encouraged to consult their tax advisors regarding the consequences of our classification as a PFIC for our 2020 taxable year, our potential classification as a PFIC in 2021 and future taxable years, and the application of the PFIC rules on their investment.

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

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates, inflation, and other risks. We regularly assess the risks to minimize any adverse effects on our business. For sensitivity analysis of our exposure to foreign currency exchange fluctuations and changes in market prices of listed securities, see Note 13d to our consolidated financial statements as of, and for the year ended, December 31, 2020 included elsewhere in this annual report.

Foreign Currency Risk

Most of our revenues are denominated in U.S. dollars. By contrast, we incur expenses primarily denominated in NIS. As a result, any appreciation of the NIS relative to the U.S. dollar adversely impacts our profitability due to the portion of our expenses that are incurred in NIS. As of December 31, 2020, we did not have any open forward currency contracts. In the future we may enter into hedging transactions in order to decrease our foreign currency risk; however, these transactions may not fully protect us from such risk.

The following table presents information about the changes in the exchange rate of the NIS against the U.S. dollar:

Period	Depreciation (Appreciation) of the NIS against the U.S. dollar (%) Based on Average of Daily Exchange Rates Throughout Year Compared to Previous Year
2020	(7.0)
2019	(7.7)
2018	(0.1)
2017	(6.3)
2016	(1.1)

Our exposure related to exchange rate changes on our net asset position denominated in currencies other than U.S. dollars varies with changes in our net asset position. Net asset position refers to financial assets, such as trade receivables and cash and cash deposits, less financial liabilities, such as trade payable and other payables. The impact of any such transaction gains or losses is reflected in financing expenses or income. Our most significant exposure relates to a potential change in the U.S. dollar-NIS exchange rates. Assuming a 10% decrease in the U.S. dollar relative to the NIS, and assuming no other change, our financing expenses would have increased by $1 million in 2020, increased by $0.8 million in 2019 and decreased by $2.1 million in 2018 due to our positive current net asset position denominated in NIS as of December 31, 2020 and negative current net asset position denominated in NIS as of December 31, 2019 and 2018. As of December 31, 2020, we did not have any hedge arrangements in place to protect our exposure to foreign currency risk.

Commodity Price Risk

Changes in commodity prices in the agriculture markets may affect our reported operating results and cash flows in view of our activity in the agriculture segment. For example, a decrease in the prices of corn and soy grains may adversely impact the budget for, and size of, research and development expenditures of our existing and potential collaborators and, in turn, our ability to continue or extend existing collaborations or enter into new ones. Further, the royalties we may receive from our collaborators on the sales and transfers of seeds containing the traits we develop could be affected by fluctuations in seed commodity prices. As of December 31, 2020, we did not have any hedge arrangements in place to protect our exposure to commodity price fluctuations.

Interest rate risk

As of December 31, 2020, we did not have any investment in marketable securities that expose us to the risk of interest rate fluctuations.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2020. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2020, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In conducting its assessment of internal control over financial reporting, management used the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

We have adopted a Code of Ethics and Proper Business Conduct applicable to our executive officers, directors and all other employees, which is a “code of ethics” as defined in this Item 16B of Form 20-F promulgated by the SEC. We have also implemented a training program for new and existing employees concerning our Code of Ethics and Proper Business Conduct. A copy of the code is delivered to every employee of Evogene Ltd. and all of its subsidiaries, and is available to investors and others, without charge, on our website at http://www.evogene.com/investor-relations/corporate-governance/ or by contacting our investor relations department. Information contained on, or that can be accessed through, our website does not constitute a part of this Form 20-F and is not incorporated by reference herein. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website within four business days following the date of amendment or waiver in accordance with the requirements of the Nasdaq listing rules and Instruction 4 to such Item 16B. We granted no waivers under our Code of Ethics and Proper Business Conduct in 2020. We also intend to disclose any amendments to, or waivers of, the Code of Ethics and Proper Business Conduct applicable to our directors or executive officers on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services.

We paid or accrued the following fees for professional services rendered by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global and an independent registered public accounting firm, for the years ended December 31, 2019 and 2020:

	2020	2019
Audit Fees	$215,000	$130,000
Audit-Related Fees	-	5,000
Tax Fees	16,905	14,000
All Other Fees	-	-
Total	$231,905	$149,000

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

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually any specific audit and non-audit services, audit-related services and tax services that may be performed by our independent accountants. Pursuant to that policy, our audit committee pre-approved all fees paid to our auditors for the year ended December 31, 2020.

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

◾
Shareholder approval. We seek shareholder approval for all corporate actions requiring such approval under the Companies Law, which include (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at our company), (ii) transactions concerning the compensation, indemnification, exculpation and insurance of the chief executive officer; (iii) the compensation policy recommended by the compensation committee of our board of directors and approved by our board of directors (and any amendments thereto); (iv) extraordinary transactions with, and the terms of employment or other engagement of, a controlling shareholder (if and when this becomes relevant to our company), (v) amendments to our articles of association, and (vi) certain non-public issuances of securities. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies. We are not required, however, to seek shareholder approval for any of the following events described in the Nasdaq Listing Rules:

◾	certain issuances of shares in excess of 20% of the outstanding shares of the Company;

◾	an issuance that will result in a change of control of our company; and

◾	adoption of, or material changes to, our equity compensation plans.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-2 through F-49 of this annual report.

ITEM 19.	EXHIBITS

ANNUAL REPORT ON FORM 20-F
INDEX OF EXHIBITS

Exhibit No.	Description
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
4.4.2
2015 U.S. Addendum to Evogene Ltd. 2013 Share Option Plan (incorporated by reference to Exhibit A to the proxy statement for Evogene’s special general meeting of shareholders held on March 15, 2016, annexed as Exhibit 99.1 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on February 4, 2016)

4.5
Second Amended and Restated Collaboration Agreement, dated October 27, 2013, by and between Monsanto Company and Evogene Ltd. (incorporated by reference to Exhibit 10.1 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315)) †

4.6.1
Evogene Ltd. Officers Compensation Policy (incorporated by reference to Appendix A to Evogene’s proxy statement for its special general meeting of shareholders held on September 26, 2019, annexed as Exhibit 99.2 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on August 22, 2019)

4.6.2
Amendment to Evogene Ltd. Officers Compensation Policy (incorporated by reference to Annex A to Evogene’s proxy statement for its 2020 annual general meeting of shareholders held on October 19, 2020, annexed as Exhibit 99.2 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on September 10, 2020)

4.7	Share Purchase Agreement, dated as of August 6, 2019, by and among Evogene Ltd., Lavie Bio Ltd., Lavie Bio Inc., Lavie Tech Inc., Pioneer Hi-Bred International, Inc. and Taxon Biosciences, Inc.*
4.8
Controlled Equity Offering Sales Agreement, dated as of February 19, 2021, by and between Evogene Ltd. and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 10.1 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on February 19, 2021)

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

Evogene Ltd.
Date: April 2, 2021	By: /s/ Ofer Haviv Name: Ofer Haviv Title: President and Chief Executive Officer

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EVOGENE LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Evogene Ltd. and  its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of profit or loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) related to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Intangible Assets

Description of the matter

At December 31, 2020, the Company’s intangible assets with finite lives were $16,139 thousand.  As described in Notes 2 and 11 to the consolidated financial statements, intangible assets with finite lives are assessed for recoverability whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company evaluates assets for potential impairment by comparing the recoverable amount to the carrying amount of the asset. If the carrying amount of the assets exceeds the recoverable amount, impairment is measured based on the difference between the carrying amount of the assets and the recoverable amount.

Auditing the Company’s impairment tests for intangible assets with finite lives was complex and highly judgmental due to the significant estimation in management’s assumptions to calculate the recoverable amount. The Company's methodologies for estimating the recoverable value of these assets involve significant assumptions and inputs, including projected financial information, amortization period and discount rates, all of which are sensitive to and affected by economic, industry, and company-specific qualitative factors. These assumptions can significantly affect the cash flows used to determine the recoverable amount of the intangible assets.

How we addressed the matter in our audit

We obtained an understanding of the significant inputs and assumptions used by management in the calculations of cash flows to determine the recoverable amount.

To test the Company’s impairment assessment for intangible assets with finite lives, we performed audit procedures that included, among others, assessing the methodologies used by management in deriving the recoverable value, testing the significant assumptions and the underlying data used by the Company in its analyses. We compared the significant assumptions used by management to current industry and economic trends, historical financial results and other relevant factors. We also performed sensitivity analyses of the significant assumptions to evaluate the potential change in the recoverable values of these assets resulting from hypothetical changes in underlying assumptions. We also used an internal valuation specialist to assist in our evaluation of the methodologies used and significant assumptions and inputs used to determine the recoverable value of the intangible assets.

/s/  KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since 2002.

Tel-Aviv, Israel
April 2, 2021

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2020	2019

CURRENT ASSETS:
Cash and cash equivalents	6	$46,229	$34,748
Marketable securities	7	-	2,128
Short-term bank deposits		2,000	10,000
Trade receivables		222	72
Other receivables and prepaid expenses	8	3,372	2,079

		51,823	49,027
LONG-TERM ASSETS:
Long-term deposits		9	9
Right-of-use-assets	9	1,872	2,671
Property, plant and equipment, net	10	2,072	2,583
Intangible assets, net	11	16,139	17,074

		20,092	22,337

		$71,915	$71,364
CURRENT LIABILITIES:
Trade payables		$863	$1,001
Employees and payroll accruals		2,535	2,079
Current maturities of lease liabilities		777	895
Liabilities in respect of government grants	12	72	37
Pre-funded warrants		4,144	-
Deferred revenues and other advances	5	47	386
Other payables		1,238	1,348

		9,676	5,746
LONG-TERM LIABILITIES:
Lease liability		1,663	2,076
Liabilities in respect of government grants	12	3,694	3,325

		5,357	5,401
SHAREHOLDERS' EQUITY:	17
Ordinary shares of NIS 0.02 par value: Authorized − 150,000,000 ordinary shares; Issued and outstanding – 35,600,088 shares on December 31, 2020 and 25,754,297 shares on December 31, 2019		200	142
Share premium and other capital reserves		225,121	205,904
Accumulated deficit		(179,276)	(155,902)

Equity attributable to equity holders of the Company		46,045	50,144

Non-controlling interests		10,837	10,073

Total equity		56,882	60,217

		$71,915	$71,364

The accompanying notes are an integral part of the consolidated financial statements.

April 2, 2021
Date of approval of the	Martin Gerstel	Ofer Haviv	Dorit Kreiner
financial statements	Chairman of the board	Chief Executive Officer	Chief Financial Officer

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2020	2019	2018

Revenues		$1,040	$753	$1,747
Cost of revenues	19a	574	334	1,452

Gross profit		466	419	295

Operating expenses:

Research and development, net	19b	17,287	15,791	14,686
Business development	19c	2,672	2,029	2,084
General and administrative	19d	5,321	3,765	3,514

Total operating expenses		25,280	21,585	20,284

Operating loss		(24,814)	(21,166)	(19,989)

Finance income	19e	1,591	2,630	1,413
Finance expenses	19e	(2,951)	(555)	(2,206)

Financing income (expenses), net		(1,360)	2,075	(793)

Loss before taxes on income		(26,174)	(19,091)	(20,782)
Taxes on income		32	24	30

Loss		$(26,206)	$(19,115)	$(20,812)

Attributable to:
Equity holders of the Company		(23,374)	(18,112)	(20,758)
Non-controlling interests		(2,832)	(1,003)	(54)

		$(26,206)	$(19,115)	$(20,812)

Basic and diluted loss per share, attributable to equity holders of the Company	20	$(0.83)	$(0.70)	$(0.81)

Weighted average number of shares used in computing basic and diluted loss per share		28,158,779	25,754,297	25,753,411

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Attributable to equity holders of the Company
	Share capital	Share premium and other capital reserves	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2018	$142	$186,268	$(117,032)	$69,378	$-	$69,378

Loss	-	-	(20,758)	(20,758)	(54)	(20,812)

Exercise of options	*)-	9	-	9	-	9

Share-based compensation	-	1,424	-	1,424	307	1,731

Balance as of December 31, 2018	$142	$187,701	$(137,790)	$50,053	$253	$50,306

Loss	-	-	(18,112)	(18,112)	(1,003)	(19,115)

Issuance of subsidiary's ordinary shares to non-controlling interests	-	17,406	-	17,406	10,042	27,448

Benefit to non-controlling interests regarding share-based compensation	-	(17)	-	(17)	17	-

Share-based compensation	-	814	-	814	764	1,578

Balance as of December 31, 2019	$142	$205,904	$(155,902)	$50,144	$10,073	$60,217

Loss	-	-	(23,374)	(23,374)	(2,832)	(26,206)

Issuance of ordinary shares on September 2, 2020	35	9,766	-	9,801	-	9,801

Issuance of ordinary shares on November 2, 2020	23	8,834	-	8,857	-	8,857

Exercise of subsidiary options	-	165	-	165	(156)	9

Benefit to non-controlling interests regarding share-based compensation	-	(10)	-	(10)	10	-

Exercise of options	*)-	107	-	107	-	107

Share-based compensation	-	355	-	355	3,742	4,097

Balance as of December 31, 2020	$200	$225,121	$(179,276)	$46,045	$10,837	$56,882

*) Represents an amount lower than $1

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from operating activities:

Loss	$(26,206)	$(19,115)	$(20,812)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	1,792	2,395	2,020
Amortization of intangible assets	935	374	-
Share-based compensation	4,097	1,578	1,731
Pre-funded warrants issuance expenses	211	-	-
Decrease (increase) in accrued bank interest	64	32	(52)
Net financing expenses (income)	967	(2,446)	746
Loss from derecognition of property, plant and equipment	-	12	-
Taxes on income	32	24	30

	8,098	1,969	4,475
Changes in asset and liability items:

Decrease (increase) in trade receivables	(150)	88	(28)
Decrease (increase) in other receivables	(1,300)	(1,250)	95
Increase in long term deposits	-	(10)	-
Decrease in trade payables	(29)	(122)	(114)
Increase (decrease) in employees and payroll accruals	456	(33)	31
Increase (decrease) in other payables	(87)	375	20
Decrease in deferred revenues and other advances	(339)	(45)	(165)

	(1,449)	(997)	(161)

Cash received (paid) during the year for:

Interest received	294	803	1,360
Interest paid	(238)	(302)	-
Taxes paid	(13)	(24)	(23)

Net cash used in operating activities	$(19,514)	$(17,666)	$(15,161)

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from investing activities:

Purchase of property, plant and equipment	$(682)	$(900)	$(374)
Proceeds from sale of marketable securities	2,097	27,084	63,639
Purchase of marketable securities	-	(1,637)	(31,700)
Proceeds from (investment in) bank deposits, net	8,000	12,592	(14,212)

Net cash provided by investing activities	9,415	37,139	17,353

Cash flows from financing activities:

Proceeds from issuance of ordinary shares	18,658	-	-
Proceeds from issuance of pre-funded warrants	1,989	-	-
Proceeds from issuance of subsidiary's ordinary shares to non-controlling interests	-	10,000	-
Proceeds from advances for pre-funded warrants	9	-	-
Proceeds from exercise of options	59	-	9
Repayment of lease liability	(639)	(597)	-
Proceeds from government grants	320	493	354
Repayment of government grants	(22)	(590)	(66)

Net cash provided by financing activities	20,374	9,306	297

Exchange rate differences on cash and cash equivalent balances	1,206	159	(114)

Increase in cash and cash equivalents	11,481	28,938	2,375

Cash and cash equivalents at the beginning of the year	34,748	5,810	3,435

Cash and cash equivalents at the end of the year	$46,229	$34,748	$5,810

Significant non-cash activities
Acquisition of property, plant and equipment	$57	$216	$80

Increase (decrease) of right-of-use asset recognized with corresponding lease liability	$(41)	$3,437	$-

Exercise of options	$57	$-	$-

Acquisition of intangible assets	$-	$17,448	$-

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: –    GENERAL

a.
Evogene Ltd. together with its subsidiaries (the "Company" or "Evogene") is a leading computational biology company focused on revolutionizing product discovery and development in multiple life-science based industries, including human health, and agriculture through the use of its broadly applicable Computational Predictive Biology (“CPB”) platform. The CPB platform, incorporating a deep understanding of biology leveraged through the power of Big Data and Artificial Intelligence, has been designed to computationally discover and uniquely guide the development of life-science products based on microbes, small molecules and genetic elements.  Utilizing the CPB platform, Evogene and its subsidiaries are now advancing product pipelines for human microbiome-based therapeutics through Biomica Ltd., medical cannabis through Canonic Ltd., ag-biologicals through Lavie Bio Ltd., ag-chemicals through AgPlenus Ltd., and ag-solutions for castor oil production through Casterra Ag Ltd.

The Company has a history of losses and incurred operating losses of $24,814 and $21,166 during the years ended December 31, 2020 and 2019, respectively.

Furthermore, the Company intends to continue to finance its operating activities by raising capital and seeking collaborations with multinational companies in the industry (see Note 17b. and Note 23).

The Company's management and board of directors are of the opinion that the Company’s current financial resources will be sufficient to continue the development of the Company's products in the foreseeable future.

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

b.	The Company principally derives its revenues from collaboration arrangements, see Note 5. As to major customers, see Note 21c.

c.
The Company has the following subsidiaries: Casterra Ag Ltd. (formerly Evofuel Ltd.), Evogene Inc., Biomica Ltd., AgPlenus Ltd., AgPlenus Inc., Lavie Bio Ltd., Lavie Bio Inc., Lavie Bio Tech Inc., Taxon Biosciences, Inc. and Canonic Ltd.

Casterra Ag Ltd. was incorporated on January 1, 2012 and is currently focusing on the development of improved castor bean seeds for industrial uses.

Evogene Inc. was incorporated in Delaware, United States on September 22, 2006. From 2015 to 2019, Evogene Inc. was engaged in research and development in the field of insect control. and located in the Bio-Research and Development Growth (BRDG) Park, in St. Louis, Missouri, United States.

Biomica Ltd. was incorporated on March 2, 2017, with the mission of discovering and developing human microbiome-based therapeutics.

AgPlenus Ltd. was incorporated on June 10, 2018, with the mission to design effective and sustainable crop protection ag-chemicals products by leveraging predictive biology.

On August 27, 2020, AgPlenus Ltd. incorporated a wholly owned U.S. subsidiary, AgPlenus Inc.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: –     GENERAL (Cont.)

Lavie Bio Ltd. was incorporated on January 21, 2019, with the mission to improve food quality and sustainability through the introduction of microbiome-based ag-biologicals products. In 2019, Lavie Bio Ltd. incorporated two wholly owned subsidiaries, Lavie Bio Inc., located in the Bio-Research and Development Growth (BRDG) Park, in St. Louis, Missouri, United States, and Lavie Bio Tech Inc. Lavie Bio Tech Inc. wholly owns as a subsidiary Taxon Biosciences, Inc. (see item d below).

Canonic Ltd. was incorporated on March 25, 2019, with the mission to develop next-generation medical cannabis products.

d.
On August 6, 2019, Corteva Inc. (“Corteva”) invested in the Company's agriculture biologicals subsidiary, Lavie Bio Ltd., which included a cash investment of $10,000 and the contribution of all shares of Corteva’s wholly owned subsidiary Taxon Biosciences, Inc. for 27.84% of Lavie Bio Ltd.'s shares. As part of the foregoing transaction, the parties entered into a commercial arrangement, including with respect to the commercialization by Corteva of Lavie Bio Ltd.’s products, mainly in corn and soybean (See Note 11 and Note 17).

e.
On September 2, 2020, the Company issued 5,882,353 ordinary shares in a registered direct offering, for gross proceeds of $10,000 and on November 2, 2020, the Company issued 3,920,000 ordinary shares and 883,534 pre-funded warrants in a second registered direct offering, for gross proceeds of $12,000 (See Note 17).

f.
The Company’s subsidiaries and divisions are split into three operating segments: (1) Agriculture - Evogene seed traits division, Lavie Bio Ltd. and Ag Plenus Ltd.; (2) Human – Biomica Ltd. and Canonic Ltd.; and (3) Industrial – Casterra Ag Ltd. (see also Note 21).

g.
The duration, scope and effects of the ongoing COVID-19 pandemic, government and other third-party responses to it, and the related macroeconomic effects, and the extent of its impact on the Company’s operational and financial performance will depend on certain developments. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the period ended December 31, 2020. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change in future periods.

h.	Definitions

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

The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases. The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies controlled by the Company. Significant intracompany balances and transactions and gains or losses resulting from intracompany transactions are eliminated in full in the consolidated financial statements. Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position.

c.	Other comprehensive loss:

The Company has no components of comprehensive loss other than net loss. Thus, comprehensive loss is the same as net loss for the period presented.

d.	Functional currency, presentation currency and foreign currency:

1.	Functional currency and presentation currency:

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

Government grants received from the Israel Innovation Authority (“IIA,” formerly “Office of the Chief Scientist in Israel")) and the Israel-U.S. Binational Industrial Research and Development Foundation ("BIRD") are recognized upon receipt as a liability if future economic benefits are expected from the research project that will result in royalty-bearing sales.

A liability for the loan is first measured at fair value using a discount rate that reflects a market rate of interest. The difference between the amount of the grant received and the fair value of the liability is accounted for as a government grant and recognized as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method. Royalty payments are treated as a reduction of the liability. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37- Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”).

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

h.	Leases:

On January 1, 2019, the Company first applied IFRS 16, "Leases" using the modified retrospective method (without restatement of comparative data).

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

Following are the amortization periods of the right-of-use assets by class of underlying asset:

	Years	Mainly

Office space	2-8	6
Laboratory space	2-8	6
Motor vehicles	1-3	2

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

In calculating the present value of lease payments, the Company uses its incremental borrowing rate (“IBR”) at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in the consumer price index ("CPI") or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

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

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss (see Note 11).

A summary of the useful economic lives of the intangible assets purchased by the Company is as follows:

Years

Pipeline Products	17
Potential Products	19
Microorganisms Collection	20

k.	Impairment of non-financial assets:

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Revenue recognition:

The revenue recognition is in accordance with IFRS 15, "Revenue from Contracts with Customers" ("IFRS 15").

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

The accounting for financial instruments is in accordance with IFRS 9, "Financial Instruments" ("IFRS 9").

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

1.	Financial assets:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

The Company classifies and measures debt instruments in the financial statements based on the following criteria:

-          The Company's business model for managing financial assets; and

-          The contractual cash flow terms of the financial asset.

Debt instruments are measured at amortized cost when:

The Company's business model is to hold the financial assets in order to collect their contractual cash flows, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. After initial recognition, the instruments in this category are measured according to their terms at amortized cost using the effective interest rate method, less any provision for impairment.

On the date of initial recognition, the Company may irrevocably designate a debt instrument as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency, such as when a related financial liability is also measured at fair value through profit or loss.

2.	Impairment of financial assets: The Company evaluates at the end of each reporting period the loss allowance for financial debt instruments which are not measured at fair value through profit or loss.

The Company has short-term financial assets such as trade receivables in respect of which the Company applies a simplified approach and measures the loss allowance in an amount equal to the lifetime expected credit losses. An impairment loss on debt instruments measured at amortized cost is recognized in profit or loss with a corresponding loss allowance that is offset from the carrying amount of the financial asset.

3.	Financial liabilities:

a)	Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

After initial recognition, the accounting treatment of financial liabilities is based on their classification as follows:

After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest rate method, except for financial liabilities at fair value through profit or loss such as derivatives.

b)	Financial liabilities measured at fair value through profit or loss:

At initial recognition, the Company measures financial liabilities that are not measured at amortized cost at fair value. Transaction costs are recognized in profit or loss.

After initial recognition, changes in fair value are recognized in profit or loss.

4.	Offsetting financial instruments:

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

5.	De-recognition of financial instruments:

a)	Financial assets:

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

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the fair value measurement:

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

The Company has several employee benefits plans:

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

The Company has defined contribution plans pursuant to section 14 of the Israeli Severance Pay Law (the “Severance Law”) under which the Company pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods.

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

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair valueof the share-based payment arrangement or is otherwise beneficial to the employee or other service provider at the modification date.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Loss per share:

Loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted number of ordinary shares outstanding during the period.

Potential ordinary shares are included in the computation of diluted earnings per share when their conversion decreases earnings per share from continuing operations.

t.	IFRS 3, "Business Combinations":

In October 2018, the IASB issued an amendment to the definition of a "business" in IFRS 3, "Business Combinations" (the "Amendment"). The Amendment is intended to assist entities in determining whether a transaction should be accounted for as a business combination or as an acquisition of an asset.

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

The Amendment was applied on January 1, 2020, prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, with earlier application permitted. The new guidance had no material impact on the financial statements.

u.	Reclassification:

Certain amounts previously reported in the consolidated financial statements have been reclassified to conform to current year presentation. Such reclassifications did not affect statements of financial position, statements of loss, statements of changes in equity or statements of cash flows.

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

When the Company is unable to readily determine the discount rate implicit in the lease for calculating the lease liability, it uses an IBR that represents the rate of interest that a lessee would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. When the Company cannot rely on borrowing transactions, it determines the IBR based on its financing risk, the lease period and other economic variables dictated by the lease contract's existing conditions and restrictions. The Company occasionally hires an external valuation expert for determining the IBR.

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

Government grants received from the IIA is recognized as a liability if future economic benefits are expected from the research and development activity that will result in royalty-bearing sales. There is uncertainty regarding the estimated future cash flows used to measure the amount of the liability.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: -	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUPMTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

-	Legal claims:

In estimating the likelihood of outcome of legal claims filed against the Company and its investees, the Company relies on the opinion of its legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

-	Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price (as the Company’s subsidiaries’ shares are not publicly traded, the fair value of the subsidiaries’ shares was estimated by valuation reports prepared by third-party valuation specialists) and exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

-	Leases - Estimating the IBR:

The Company cannot readily determine the interest rate implicit in the lease; therefore, it uses its IBR to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease.

The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the Company's stand-alone credit rating).

-	Lease extension and/or termination options:

In evaluating whether it is reasonably certain that the Company will exercise an option to extend a lease or not exercise an option to terminate a lease, the Company considers all relevant facts and circumstances that create an economic incentive for the Company to exercise the option to extend or not exercise the option to terminate such as, but not limited to: significant amounts invested in leasehold improvements, the significance of the underlying asset to the Company's operation and whether it is a specialized asset and the Company's past experience with similar leases.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: -	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUPMTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

After the commencement date, the Company reassesses the term of the lease upon the occurrence of a significant event or a significant change in circumstances that affects whether the Company is reasonably certain to exercise an option to extend or not exercise an option to terminate previously included in the determination of the lease term, such as significant leasehold improvements that had not been anticipated on the lease commencement date, sublease of the underlying asset for a period that exceeds the end of the previously determined lease period, etc.

-	Intangible assets - Estimating the fair value:

The fair value of intangible assets purchased is determined upon initial recognition by either one of three traditional methods in valuating an asset. These methods include the market approach, the income approach and the cost approach. The pipeline products and potential products were valued by applying the income approach and the microorganisms collection was valued using the cost approach. The useful economic life was determined through years of development until final year of projected sales. When applying the income approach, the cash flows expected to be generated by intangible assets are discounted to their present value equivalent using a rate of return that reflects the relative risk of the investment, as well as the time value of money. For each intangible asset, a specific discount rate was calculated using the "Modified CAPM Build-Up Method".

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

a.	Amendment to IAS 16, "Property, Plant and Equipment":

In May 2020, the IASB issued an amendment to IAS 16, "Property, Plant and Equipment" ("the IAS 16 Amendment"). The Amendment prohibits a company from deducting from the cost of property, plant and equipment ("PP&E") consideration received from the sales of items produced while the company is preparing the asset for its intended use. Instead, the company should recognize such consideration and related costs in profit or loss.

The Amendment is effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Amendment is to be applied retrospectively, but only to items of PP&E made available for use on or after the beginning of the earliest period presented in the financial statements in which the company first applies the Amendment. The company should recognize the cumulative effect of initially applying the Amendment as an adjustment to the opening balance of retained earnings at the beginning of the earliest period presented.

The Company estimates that the application of the Amendment is not expected to have a material impact on the financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

b.	Amendment to IAS 37, "Provisions, Contingent Liabilities and Contingent Assets":

In May 2020, the IASB issued an amendment to IAS 37, regarding which costs a company should include when assessing whether a contract is onerous ("the IAS 37 Amendment"). According to the Amendment, costs of fulfilling a contract include both the incremental costs (for example, raw materials and direct labor) and an allocation of other costs that relate directly to fulfilling a contract (for example, depreciation of an item of property, plant and equipment used in fulfilling the contract).

The Amendment is effective for annual periods beginning on or after January 1, 2022 and applies to contracts for which all obligations in respect thereof have not yet been fulfilled as of January 1, 2022. Early application is permitted.

The Company estimates that the application of the Amendment is not expected to have a material impact on the financial statements.

c.	Annual improvements to IFRSs 2018-2020:

In May 2020, the IASB issued certain amendments in the context of the Annual Improvements to IFRSs 2018-2020 Cycle. The main amendment is to IFRS 9, "Financial Instruments" ("the IFRS 9 Amendment"). The Amendment clarifies which fees a company should include in the "10% test" described in paragraph B3.3.6 of IFRS 9 when assessing whether the terms of a debt instrument that has been modified or exchanged are substantially different from the terms of the original debt instrument.

The Amendment is effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The Amendment is to be applied to debt instruments that are modified or exchanged commencing from the year in which the Amendment is first applied.

NOTE 5: -	COLLABORATION AND RESEARCH AGREEMENTS-

The collaboration agreements each of which amounted to 10% or more of the Company’s total revenues in 2020 and 2019, are as follows:

a.	In November 2016, the Company entered into a research agreement with ADAMA Ltd. for research of samples sent by ADAMA Ltd. to the Company.

b.
In July 2017, the Company entered into a research agreement with Corteva for the validation and further development activities relating to certain microbial strains. In January 2019, the Company provided Corteva with collaboration strains for performance of a second year of field trials. As a result of the research agreement, the Company recorded revenue of $250 in 2019.

c.
In May 2018, the Company entered into a research agreement with Instituto Matogrossense do Algodao for evaluating the insecticidal activity of certain proprietary material obtained from bacteria. The Company transferred two batches of certain proteins for testing in an insect bioassay.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: -      COLLABORATION AND RESEARCH AGREEMENTS- (Cont.)

d.
In December 2018, the Company entered into a collaboration with TMG Tropical Melhoramento e Genetica S.A. (“TMG”) for the development of a soybean cyst nematode, and potentially other nematode resistance using genome editing technology. In the initial phase of the collaboration, the Company calibrated its proprietary genome editing protocols for the TMG soybean lines on which to perform genome edits using its CPB platform. In the next phase, the Company will design genome edits with respect to various combinations. In the final phase, the Company will deliver edited lines to TMG.

e.
In March 2020, the Company entered into a research collaboration and license agreement with Corteva for the evaluation of potentially herbicidal targets and several potential chemical candidates against such targets, in order to appraise the nature of such targets.

f.	In April 2020, the Company entered into a proof-of-concept agreement with customer H (see Note 21c.) for the purpose of optimization of a bioinsecticide.

NOTE 6: -     CASH AND CASH EQUIVALENTS

	December 31,
	2020	2019

Cash for immediate withdrawal in USD	$32,757	$24,823
Cash for immediate withdrawal in New Israeli Shekels (“NIS”)	13,044	9,459
Cash for immediate withdrawal in Euro and other currencies	428	466

	$46,229	$34,748

NOTE 7: - MARKETABLE SECURITIES

	December 31,
	2020	2019

Financial assets measured at fair value through profit or loss:

Participation certificates in trust funds	$-	$1,042
Corporate bonds and government treasury notes	-	1,086

	$-	$2,128

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: -     OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2020	2019

Government authorities	$207	$241
Grant receivables	643	276
Patent cost reimbursement	1,078	539
Accrued bank interests	18	82
Prepaid expenses	1,308	886
Restricted cash	47	47
Other	71	8

	$3,372	$2,079

NOTE 9: -     LEASES

The Company has entered into various lease agreements for certain of its offices and car leases with original lease periods expiring between 2021 and 2028. Most of the lease agreements include one or more options to renew. The Company does not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement.

Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancelable lease payments and payments for optional renewal periods where it is reasonably certain the renewal period will be exercised. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

a.	Information on leases in which the Company is a lessee:

	Year ended December 31
	2020		2019

Interest expense on lease liabilities	$238		$302
Exchange rate differences	152		160
CPI expenses on lease liabilities and right-of-use assets	(1)		1
Depreciation expenses on right-of-use assets	758		767
Income due to removal of lease liabilities and right-of-use assets	*	)	(2)

*) Represents an amount lower than $1

b.	Lease extension and cancelation options:

The Company has leases that include both extension and cancelation options. These are used to maximize operational flexibility in terms of managing the assets used in the Company's operations. The Company exercises significant judgements in deciding whether it is reasonably certain that the extension and cancelation options will be exercised.

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

In leases of motor vehicles, the Company does not include in the lease term the exercise of extension options since the Company does not ordinarily exercise options that extend the lease period beyond 3 years.

Moreover, the lease period subject to the termination option is accounted for as part of the lease period when it is reasonably certain that the termination option will not be exercised.

c.	Disclosures of right-of-use assets:

	Leasehold	Motor vehicles	Total

Cost:

Balance as of January 1, 2020	$3,041	$381	$3,422

Additions during the year:

Additions to right-of-use assets for new leases in the period	-	23	23
Revaluation recognized in CPI	(16)	(7)	(23)

Disposals during the year:

Disposals of right-of-use assets for leases terminated in the period	-	(78)	(78)

Balance as of December 31, 2020	3,025	319	3,344

Accumulated depreciation:

Balance as of January 1, 2020	596	155	751

Additions during the year:

Depreciation	628	130	758

Disposals during the year:

Disposals of right-of-use assets	-	(37)	(37)

Balance as of December 31, 2020	1,224	248	1,472

Depreciated cost on December 31, 2020	$1,801	$71	$1,872

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: -      LEASES (Cont.)

	Leasehold	Motor vehicles	Total

Cost:

Balance as of January 1, 2019	$3,023	$267	$3,290

Additions during the year:

Additions to right-of-use assets for new leases in the period	-	168	168
Revaluation recognized in CPI	18	1	19

Disposals during the year:

Disposals of right-of-use assets for leases terminated in the period	-	(55)	(55)

Balance as of December 31, 2019	3,041	381	3,422

Accumulated depreciation:

Balance as of January 1, 2019	-	-	-

Additions during the year:

Depreciation	596	171	767

Disposals during the year:

Disposals of right-of-use assets	-	(16)	(16)

Balance as of December 31, 2019	596	155	751

Depreciated cost on December 31, 2019	$2,445	$226	$2,671

d.	Disclosures of lease liability:

	Leasehold	Motor vehicles	Total

Balance as of January 1, 2020	$2,760	$211	$2,971

Lease payments	(740)	(137)	(877)

Lease deposits	-	(5)	(5)

Interest expense	216	22	238

Exchange rate differences	145	7	152

Additions to lease liability for new leases in the period	-	21	21

Reduction of lease liability for leases terminated in the period	-	(40)	(40)

Revaluation recognized in CPI	(6)	(14)	(20)

Balance as of December 31, 2020	2,375	65	2,440

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: -      LEASES (Cont.)

	Leasehold	Motor vehicles	Total

Balance as of January 1, 2019	$3,023	$245	$3,268

Lease payments	(718)	(181)	(899)

Lease deposits	-	(5)	(5)

Interest expense	291	11	302

Exchange rate differences	145	15	160

Additions to lease liability for new leases in the period	-	165	165

Reduction of lease liability for leases terminated in the period	-	(40)	(40)

Revaluation recognized in CPI	19	1	20

Balance as of December 31, 2019	2,760	211	2,971

The Company leases facilities for its offices and research and development activities, as well as motor vehicles under leases. Future minimum lease payments under non-cancelable leases for the years ended December 31, are as follows:

	Leasehold	Motor vehicles	Total

2021	700	77	777
2022	611	48	659
2023	621	1	622
2024	622	-	622
2025 and thereafter	244	-	244

Total lease payments	$2,798	$126	$2,924
Less: imputed interest	423	61	484
Present value of lease liabilities	$2,375	$65	$2,440

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: -	PROPERTY, PLANT AND EQUIPMENT, NET

	Laboratory equipment	Computers and peripheral equipment	Office equipment and furniture	Leasehold improvements	Total
Cost:

Balance on January 1, 2020	$4,939	$4,051	$264	$13,527	$22,781
Additions	299	61	-	163	523
Deductions	(1,088)	(1,103)	-	-	(2,191)

Balance on December 31, 2020	4,150	3,009	264	13,690	21,113

Accumulated Depreciation:

Balance on January 1, 2020	4,230	3,780	157	12,031	20,198
Additions	315	153	16	550	1,034
Deductions	(1,088)	(1,103)	-	-	(2,191)

Balance on December 31, 2020	3,457	2,830	173	12,581	19,041

Depreciated cost on December 31, 2020	$693	$179	$91	$1,109	$2,072

	Laboratory equipment	Computers and peripheral equipment	Office equipment and furniture	Leasehold improvements	Total
Cost:

Balance on January 1, 2019	$4,852	$3,895	$225	$12,838	$21,810
Additions	87	156	39	689	971

Balance on December 31, 2019	4,939	4,051	264	13,527	22,781

Accumulated Depreciation:

Balance on January 1, 2019	3,834	3,593	144	11,052	18,623
Additions	396	187	13	979	1,575

Balance on December 31, 2019	4,230	3,780	157	12,031	20,198

Depreciated cost on December 31, 2019	$709	$271	$107	$1,496	$2,583

NOTE 11: -   INTANGIBLE ASSETS, NET

On August 6, 2019, Corteva invested in the Company's agriculture biologicals subsidiary, Lavie Bio Ltd., which included the contribution of all Corteva’s holdings in its wholly owned subsidiary Taxon Biosciences, Inc. for Lavie Bio Ltd.'s shares and along with an amount of $10,000.  This transaction includes the following intangible assets: (see also Note 17f).

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: -    INTANGIBLE ASSETS, NET (Cont.)

	Pipeline Products	Potential Products	Microorganisms Collection	Total
Cost:

Balance on January 1, 2020	$7,028	$4,920	$5,500	$17,448
Additions	-	-	-	-

Balance on December 31, 2020	7,028	4,920	5,500	17,448

Accumulated Depreciation:

Balance on January 1, 2020	$162	$102	$110	$374
Additions	405	254	276	935

Balance on December 31, 2020	567	356	386	1,309

Amortized cost on December 31, 2020	$6,461	$4,564	$5,114	$16,139

	Pipeline Products	Potential Products	Microorganisms Collection	Total
Cost:

Balance on January 1, 2019	$-	$-	$-	$-
Additions (Acquisition on August 6, 2019)	7,028	4,920	5,500	17,448

Balance on December 31, 2019	7,028	4,920	5,500	17,448

Accumulated Depreciation:

Balance on January 1, 2019	$-	$-	$-	$-
Additions	162	102	110	374

Balance on December 31, 2019	162	102	110	374

Depreciated cost on December 31, 2019	$6,866	$4,818	$5,390	$17,074

Amortization expenses of intangible assets are classified in profit or loss in research and development, net.

NOTE 12: - LIABILITIES IN RESPECT OF GOVERNMENT GRANTS

	2020	2019

Balance on January 1,	$3,362	$3,886
Grants received	320	493
Royalties paid	(22)	(44)
BIRD repayment	-	(546)
Amounts recorded in profit or loss	106	(427)

Balance on December 31,	$3,766	$3,362

The Company received research and development grants from the IIA and undertook to pay royalties of 3% of revenues derived from research and development projects that were financed by the IIA, of up to 100% of the grants received. As of December 31, 2020, the Company received grants amounting to $7,765 (including accrued interest), of which $3,475 were repaid to date.

As of December 31, 2020, the Company received research and development grants from BIRD amounting to $936 and undertook to pay royalties of 5% of revenues derived from research and development projects that were financed by BIRD or upon conclusion of product development that were financed by BIRD or upon conclusion of product development. On April 1, 2019, the Company repaid $546 out of its current liabilities in respect of government grants. On July 22, 2019, the Company decided to withdraw from the project and notified BIRD, and therefore a liability in the amount of $410 was cancelled.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: -	FINANCIAL INSTRUMENTS

a.	Classification of financial instruments by fair value hierarchy:

	December 31,
	2020	2019

Financial assets:

Marketable securities – Level 1	$-	$1,042
Marketable securities – Level 2	-	1,086

	$-	$2,128

During 2020 and 2019, there were no transfers due to the fair value measurement of any financial instrument to or from Levels 1, 2 and 3.

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

The Company operates primarily in Israel and has an exchange rate risk as it incurs fixed expenses in NIS, which differs from its functional currency.

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

The following table presents the repayment dates of the Company's financial liabilities, by contractual terms, in nominal amounts (including interest payments):

Balance on December 31, 2020:

	Up to 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	Over 5 years	Total
Trade payables	$863	$-	$-	$-	$-	$-	$863
Employees and payroll accruals	2,535	-	-	-	-	-	2,535
Other payables	1,238	-	-	-	-	-	1,238
Leases liability	777	659	622	622	111	133	2,924
Liabilities in respect of government grants	72	177	291	557	948	2,639	4,684

	$5,485	$836	$913	$1,179	$1,059	$2,772	$12,244

Balance on December 31, 2019:

	Up to 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	Over 5 years	Total
Trade payables	$1,001	$-	$-	$-	$-	$-	$1,001
Employees and payroll accruals	2,079	-	-	-	-	-	2,079
Other payables	1,348	-	-	-	-	-	1,348
Leases liability	895	734	616	583	582	229	3,639
Liabilities in respect of government grants	37	107	196	333	652	2,474	3,799

	$5,360	$841	$812	$916	$1,234	$2,703	$11,866

c.	Fair Value:

The carrying amounts of cash and cash equivalents, short-term investments, other receivables, trade payables and other payables approximate their fair values due to the short-term maturities of such instruments.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: -	FINANCIAL INSTRUMENTS (Cont.)

The fair value of the liabilities in respect of government grants is measured using a discount rate that reflects the applicable market rate of interest at the date the grants are received, which approximates the fair value at the respective balance sheet date.

The fair value of lease liability is measured using a discount rate that reflects the IBR of interest at the date of the contract.

d.	Sensitivity tests relating to changes in market factors:

	December 31,
	2020	2019

Sensitivity test to changes in the USD/NIS exchange rate:

Gain (loss) from the change:
Increase of 5% in exchange rate	$(485)		$(381)
Decrease of 5% in exchange rate	$485		$381

Sensitivity test to changes in the market price of listed securities:

Gain (loss) from the change:
Increase of 5% in market price	$-		$106
Decrease of 5% in market price	$-	$	(106)

Sensitivity tests and principal work assumptions:

The selected changes in the relevant risk variables were determined based on management's estimate as to reasonable possible changes in these risk variables.

NOTE 14: -    COMMITMENTS AND CONTINGENT LIABILITIES

a.	Claims:

As of December 31, 2020, the Company is not involved in any claims.

b.	Government grants:

The Company received research and development grants from the IIA.  See Note 12. If no economic benefits are expected from the research activity, the royalty obligation is not recorded as a liability and instead is treated as a contingent liability in accordance with IAS 37. The grants from the IIA impose certain restrictions on the transfer outside of Israel of the underlying know-how and the manufacturing or manufacturing rights of the underlying products and technologies.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15: -	SEVERANCE PAY LIABILITY

Labor laws and the Severance Law require the Company to pay compensation to employees upon dismissal or retirement, or to make routine contributions in defined contribution plans pursuant to Section 14 of the Severance Law, as described below. The Company's liability is accounted for as a post-employment benefit. The Company's employee benefit liability is based on a valid labor agreement, the employee's salary, and the applicable terms of employment, which together generate a right to severance compensation.

Post-employment employee benefits are financed by deposits with defined deposit plans, as detailed below.

Contributions in accordance with Section 14 to the Severance Law release the Company from any additional liability to employees for whom said contributions were made. These contributions represent defined contribution plans.

	Year ended December 31,
	2020	2019	2018

Expenses - defined contribution plan	$665	$703	$712

NOTE 16: -	TAXES ON INCOME

a.	Tax rates applicable to the Company and its subsidiaries:

1.
In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2017, which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

The Israeli corporate income tax rate was 23% for all years presented.

The Company’s U.S. subsidiaries, Evogene Inc., Lavie Bio Inc., Lavie Bio Tech Inc., Taxon Biosciences, Inc., and AgPlenus Inc., are subject to U.S. income taxes. During the years 2018 through 2020, the tax rates applicable to those companies were approximately 21% and 6.5% (federal tax and state tax, respectively, where those companies operate).

b.	Tax assessments:

Evogene Ltd. and its subsidiary Casterra Ag Ltd. received assessments that are considered final, up to and including the 2016 tax year.

The Company’s Israeli subsidiaries, Biomica Ltd., AgPlenus Ltd., Lavie Bio Ltd. and Canonic Ltd. have not received final tax assessments since their incorporation.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: -   TAXES ON INCOME (Cont.)

c.	Carryforward losses for tax purposes and other temporary differences:

As of December 31, 2020, Evogene Ltd. and its Israeli subsidiaries have carryforward operating tax losses amounting to approximately $111,000 and $28,000, respectively, which can be carried forward for an indefinite period.

d.	Deferred taxes:

The Company did not recognize deferred tax assets for carry-forward losses and other temporary differences, because their utilization in the foreseeable future is not probable.

e.	Theoretical tax:

As the Company has incurred operating losses during the years ended December 31, 2020, 2019 and 2018 for which deferred taxes were not recorded, as mentioned in note 16d, the reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate, and the taxes on income recorded in profit or loss, does not provide significant information and therefore is not presented.

NOTE 17: -    SHAREHOLDERS' EQUITY

a.	Share capital:

	December 31,
	2020		2019
	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
	Number of shares
Ordinary shares of NIS 0.02 par value each	150,000,000	35,600,088	150,000,000	25,754,297

b.	Changes in share capital:

Share capital issued and outstanding:

	Number of shares	NIS par value
Outstanding on January 1, 2019	25,754,297	515,086

Exercise of options	-	-

Outstanding on December 31, 2019	25,754,297	515,086

Exercise of options	43,438	869

Issuance of ordinary shares	9,802,353	196,047

Outstanding on December 31, 2020	35,600,088	712,002

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17: -   SHAREHOLDERS' EQUITY (Cont.)

  Issuance of shares and pre-funded warrants:

1.	On September 2, 2020, the Company issued 5,882,353 ordinary shares in a registered direct offering. Each ordinary share was sold at $1.70 per share resulting in gross proceeds of $10,000.

On November 2, 2020, the Company completed a second registered direct offering with certain institutional investors for the purchase of 3,920,000 ordinary shares at a share price of $2.50 per ordinary share and 883,534 pre-funded warrants with an exercise price of $0.01 per share at price of $2.49 per warrant (see Note 23a.), resulting in gross proceeds of $12,000. According to the agreement, the holder can choose settlement in cash or by exchanging shares for cash. According to the provisions of IAS 32, "Financial Instruments: Presentation", these pre-funded warrants are accounted for as a liability and measured at fair value according to IFRS 9. In January 2021, these pre-funded warrants were exercised.

c.	Rights attached to shares:

The Company’s ordinary shares have voting rights at the general meeting, rights to dividends, rights upon liquidation of the Company and the right to nominate directors in the Company.

d.	Rights attached to pre-funded warrants:

Until the pre-funded warrants are exercised into ordinary shares, there are no rights with respect to the ordinary shares underlying such pre-funded warrants. Upon exercise of the pre-funded warrants into ordinary shares, the holder is entitled to exercise the rights attached to shares only as to matters for which the record date occurs after the exercise date.

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

f.	Composition of non-controlling interests in the statement of financial position:

	December 31,
	2020	2019

Balance on January 1,	$10,073	$253

Shares issuance by a subsidiary to a non-controlling interest	-	10,042

Share-based compensation	3,742	764

Exercise of subsidiary options	(156)	-

Benefit to non-controlling interests regarding Share-based compensation	10	17

Loss attributed to non-controlling interests	(2,832)	(1,003)

Balance on December 31,	$10,837	$10,073

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17: -   SHAREHOLDERS' EQUITY (Cont.)

Issuance of shares by subsidiary:

1.
On August 6, 2019, Corteva invested in the Company's agriculture biologicals subsidiary, Lavie Bio Ltd., which included the contribution of all Corteva’s holdings in its wholly owned subsidiary Taxon Biosciences, Inc. along with an amount of $10,000. Upon consummation of the foregoing transactions, Corteva was issued 27.84% of Lavie Bio Ltd.’s equity while Evogene Ltd. holds 72.16% of Lavie Bio Ltd.’s equity. As a result, the Company recorded a share premium and a non-controlling interest in the amounts of $17,406 and $10,042, respectively.

2.
On July 24, 2020, 36,520 options were exercised in AgPlenus Ltd. into its ordinary shares. Upon the exercise of options, the non-controlling interest was issued 1.66% of AgPlenus Ltd.'s equity. As a result, the Company recorded a debit share premium and a non-controlling interest in the amounts of $165 and $156, respectively.

NOTE 18: -   SHARE- BASED COMPENSATION

a.	Expenses recognized in the financial statements:

The expense recognized in the Company's financial statements for services provided by employees and service-providers is as follows:

	Year ended December 31,
	2020	2019	2018

Share-based compensation – Attributable to equity holders of the Company	$355	$814	$1,424
Share-based compensation – Attributable to non-controlling interests (see Note 17f.)	3,742	764	307

	$4,097	$1,578	$1,731

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

During 2020, 2019 and 2018, the board of directors of the Company approved to grant its employees, directors and consultants 1,046,500, 750,000 and 555,000 options, respectively. The fair value of the options granted in those years, determined at their grant date using the binomial model, was approximately $629, $390 and $670, respectively.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: -    SHARE- BASED COMPENSATION (Cont.)
c.	Evogene Ltd. share options activity:

The following table summarizes the number of share options, the weighted average exercise price, and the changes that were made in the option plans to employees, consultants and directors of the Company:

	2020		2019		2018
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding on January 1,	4,335,017	7.08	4,389,523	7.46	5,106,300	8.47
Granted	1,046,500	1.37	750,000	1.67	555,000	3.16
Exercised	(43,438)	2.45	-	-	(3,750)	2.64
Forfeited	(1,307,377)	6.98	(804,506)	7.13	(1,268,027)	9.66

Outstanding on December 31,	4,030,702	6.24	4,335,017	7.08	4,389,523	7.46

Exercisable at December 31,	2,556,360	8.54	2,855,405	9.09	2,843,582	8.95

The following table summarizes information about share options outstanding at December 31, 2020:

	Options outstanding
Range of exercise prices ($)	Number outstanding	Average remaining contractual life	Weighted average exercise price
0.53 - 1.78	1,170,243	8.56	1.39
1.82 - 3.37	517,625	8.15	2.88
3.40 - 4.56	179,000	8.00	4.05
5.54 -8.36	911,000	6.33	5.99
8.47 - 13.77	932,834	3.27	11.72
14.12 - 22.10	320,000	2.92	15.44

Total	4,030,702	6.31	6.24

d.	The weighted average outstanding remaining contractual term of the options as of December 31, 2020 is 6.31 years (as of December 31, 2019, it was 6.08 years).

e.	The weighted average fair value of options granted during 2020 was $0.60 (for options granted during 2019, the fair value was $0.52).

f.
The fair value of Company share options granted to employees, directors and consultants for the years ended December 31, 2020, 2019 and 2018 was estimated using the binomial model with the following assumptions:

	2020	2019	2018

Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	34-41	33-34	35-42
Risk-free interest rate (%)	0.2-0.9	0.97-1.51	1.90-2.93
Suboptimal factor	1.8-2	1.8-2	1.8-2
Post-vesting forfeiture rate (%)	5-10	5-10	5-10

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

The following table summarizes the number of share options, the weighted average exercise price, and the changes that were made in the option plans to employees, consultants and directors of the Company's subsidiaries:

	2020		2019
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding on January 1,	460,038	0.13	205,543	0.05
Granted	837,847	1.85	255,370	0.2
Exercised	(36,520)	0.25	-	-
Forfeited	(58,386)	0.20	(875)	0.19

Outstanding on December 31,	1,202,979	1.32	460,038	0.13

Exercisable on December 31,	606,542	0.71	135,194	0.11

h.
The fair value of Company's subsidiaries share options granted to employees, directors and consultants for the years ended December 31, 2020 and 2019 was estimated using the binomial model with the following assumptions:

	2020	2019

Dividend yield (%)	-	-
Expected volatility of the share prices (%)	46-90	48-72
Risk-free interest rate (%)	0.07-0.9	0.11-2.03
Suboptimal factor	1.8-2	1.8-2
Post-vesting forfeiture rate (%)	5-10	5-10

NOTE 19: -   STATEMENTS OF PROFIT OR LOSS - ADDITIONAL INFORMATION

a.	Cost of revenues:

	Year ended December 31,
	2020	2019	2018

Salaries and benefits	$508	$242	$873
Share-based compensation	-	-	68
Materials and sub-contractors	66	63	216
Depreciation	-	-	161
Rentals and maintenance	-	-	130
Other	-	29	4

	$574	$334	$1,452

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19: -   STATEMENTS OF COMPREHENSIVE LOSS - ADDITIONAL INFORMATION (Cont.)

b.	Research and development, net:

	Year ended December 31,
	2020	2019	2018

Salaries and benefits	$9,198	$9,811	$9,599
Share-based compensation	2,227	782	960
Materials and sub-contractors	3,817	2,686	1,368
Plant growth and greenhouse maintenance	628	337	342
Rentals and office maintenance	684	428	1,114
Depreciation and amortization	2,709	2,742	1,859
Other	45	579	709
Participation in respect of government grants	(2,021)	(1,574)	(1,265)

	$17,287	$15,791	$14,686

c.	Business development:

	Year ended December 31,
	2020	2019	2018

Salaries and benefits	$1,002	$907	$1,301
Share-based compensation	1,115	442	381
Travel	58	168	163
Legal	35	133	67
Other	462	379	172

	$2,672	$2,029	$2,084

d.	General and administrative:

	Year ended December 31,
	2020	2019	2018

Salaries and benefits	$2,362	$1,922	$1,755
Share-based compensation	755	354	322
Professional fees	2,023	1,151	1,075
Other	181	338	362

	$5,321	$3,765	$3,514

e.	Financing income and expenses

Financing income:

	Year ended December 31,
	2020	2019	2018

Exchange differences	$1,361	$1,432	$-
Interest income	230	759	1,413
Change in the fair value of marketable securities	-	439	-

	$1,591	$2,630	$1,413

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19: -   STATEMENTS OF COMPREHENSIVE LOSS - ADDITIONAL INFORMATION (Cont.)

Financing expenses:

	Year ended December 31,
	2020	2019	2018

Bank expenses and commissions	$32	$52	$141
Exchange differences	350	160	660
Change in the fair value of marketable securities	34	-	1,285
Pre-funded warrants issuance expenses	211	-	-
Revaluation of pre-funded warrants	1,944	-	-
Lease liability interest	237	302	-
Revaluation of liabilities in respect of government grants	143	41	120

	$2,951	$555	$2,206

NOTE 20: -    LOSS PER SHARE

Details of the number of shares and loss used in the computation of loss per share:

	Year ended December 31,
	2020		2019		2018
	Weighted number of shares *)	Loss attributable to equity holders of the Company	Weighted number of shares *)	Loss attributable to equity holders of the Company	Weighted number of shares *)	Loss attributable to equity holders of the Company

Number of shares and loss	28,158,179	(23,374)	25,754,297	(18,112)	25,753,411	(20,758)

*)
To compute diluted loss per share, potential ordinary shares (detailed below) have not been taken into account due to their anti-dilutive effect:
137,977 warrants
4,030,702 options to employees under share-based payment plans

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 21: -	OPERATING SEGMENTS

a.	General:

The Company operates in three segments, Agriculture, Industry and Human. The Agriculture segment consists of the parent Company and two of the Company's subsidiaries, Lavie Bio Ltd. and AgPlenus Ltd. The Human segment consists of the Company's subsidiaries, Biomica Ltd. and Canonic Ltd. The Industry segment consists of the Company's subsidiary Casterra Ag Ltd. The segments were determined on the basis of information considered by the Chief Operating Decision-Maker (“CODM”) for purposes of decision-making on the allocation of resources and evaluation of performance. The following Company's segments are engaged in business activities for which they earn revenues and incur expenses, their results are reviewed by the CODM and discrete financial information is available:

Agriculture segment	-	Develops seed traits, ag-chemical products, and ag-biological products to improve plant performance.

Industry segment	-	Develops improved castor bean seeds to serve as a feedstock source for other industrial uses.

Human segment	-	Discovery and development of human microbiome-based therapeutics and cannabis activity.

Unallocated	-	Other corporate expenses and general development of enabling technologies for optimization.

Each segment’s performance is determined based on operating loss reported in the financial statements. The results of a segment reported to the CODM include items attributed directly to a segment, as well as other items, which are indirectly attributed using reasonable assumptions and exclude share-based compensation charges as they are not considered in the internal operating plans and measurement of the segment’s financial performance.

b.	The following table presents our revenues and operating loss by segments:

	Agriculture	Industry	Human	Unallocated	Total

For the Year Ended December 31, 2020

Revenues	$847	$33	$75	$85	$1,040

Operating loss	$(8,687)	$(333)	$(4,669)	$(11,125)	$(24,814)

Net financing expenses					$(1,360)

Loss before taxes on income					$(26,174)

	Agriculture	Industry	Human	Unallocated	Total

For the Year Ended December 31, 2019

Revenues	$651	$26	$-	$76	$753

Operating loss	$(10,062)	$(419)	$(3,219)	$(7,466)	$(21,166)

Net financing income					$2,075

Loss before taxes on income					$(19,091)

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 21: -	OPERATING SEGMENTS (Cont.)

	Agriculture	Industry	Human	Unallocated	Total

For the Year Ended December 31, 2018

Revenues	$1,641	$106	$-	$-	$1,747

Operating loss	$(7,674)	$(456)	$(1,608)	$(10,251)	$(19,989)

Net financing expenses					$(793)

Loss before taxes on income					$(20,782)

c.	Major customers:

Revenues from major customers each of whom amounts to 10% or more, of total revenues. The revenues from major customers detailed below were recorded in the Agriculture segment:

	Year ended December 31,
	2020	2019	2018

Customer A (shareholder)	-	-	38%
Customer B	-	-	19%
Customer C	-	*)-	13%
Customer D (subsidiary shareholder)	48%	33%	-
Customer E	-	24%	-
Customer F	-	13%	*)-
Customer G	*)-	13%	-
Customer H	17%	-	-

*) Represents an amount lower than 10%.

See also Note 22a.

d.	Geographical information:

Revenues based on the location of the customers, are as follows:

	Year ended December 31,
	2020	2019	2018

United States	65%	33%	57%
Germany	-	2%	13%
Israel	22%	35%	12%
Brazil	11%	28%	6%
Other	2%	2%	12%

	100%	100%	100%

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 21: -	OPERATING SEGMENTS (Cont.)

The carrying amounts of non-current assets (right-of-use-assets, property, plant and equipment property and intangible assets) in the Company's country of domicile (Israel) and in the United States based on the location of the assets, are as follows:

	December 31,
	2020	2019	2018

United States	82%	79%	14%
Israel	18%	21%	86%

	100%	100%	100%

NOTE 22: -	BALANCES AND TRANSACTIONS WITH EXECUTIVE OFFICERS AND CERTAIN SHAREHOLDERS

a.
2020 shareholders information refers to Monsanto Company (owned by Bayer AG), Corteva (see Note 21c, customer A and D) and Alpha Capital Anstalt, which to the Company’s knowledge, and as reported by the shareholders, Monsanto Company and Alpha Capital Anstalt hold approximately 4.5% and 2.9% of the Company's ordinary shares, respectively, and Corteva holds 27.84% of the Company's subsidiary shares. Monsanto Company and Corteva are major customers.

b.	Balances:

Balance at December 31, 2020:

	Executive officers	Certain shareholders

Receivables	$-	$1,078

Pre-funded warrants	$-	$4,144

Other payables	$739	$49

Other advances (see Note 23a.)	-	$9

Balance at December 31, 2019:

	Executive officers	Certain shareholder

Receivables	$-	$539

Other payables	$477	$-

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 22: -	BALANCES AND TRANSACTIONS WITH EXECUTIVE OFFICERS AND CERTAIN SHAREHOLDERS (Cont.)

Balance at December 31, 2018:

	Executive officers	Certain shareholder

Receivables	$-	$89

Other payables	$439	$-

c.	Benefits to directors:

	Year ended December 31,
	2020	2019	2018

Compensation to directors not employed by the Company or on its behalf	$385	$254	$261

Number of directors that received the above compensation by the Company	6	6	7

d.          Salary and Benefits to Executive officers:

	Year ended December 31,
	2020	2019	2017

Salary and related benefits	$2,385	$1,960	$1,976
Share-based compensation	1,789	1,070	669

	$4,174	$3,030	$2,645

Number of people that received salary and benefits	11	8	10

e.	Transactions:

For the year ended December 31, 2020

	Executive officers	Certain shareholders

Revenues	$-	$500
Cost of revenues	-	17
Research and development expenses (participation)	978	(1,723)
Business development expenses	1,756	-
General and administrative expenses	1,440	-
Financing expenses	$-	$1,944

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 22: -	BALANCES AND TRANSACTIONS WITH EXECUTIVE OFFICERS AND CERTAIN SHAREHOLDERS (Cont.)

For the year ended December 31, 2019

	Executive officers	Certain shareholder

Revenues	$-	$250
Research and development expenses (participation)	669	(1,280)
Business development expenses	1,250	-
General and administrative expenses	$1,111	$-

For the year ended December 31, 2018

	Executive officers	Certain shareholders

Revenues	$-	$664
Research and development expenses (participation)	1,056	(1,077)
Business development expenses	945	-
General and administrative expenses	$644	$-

NOTE 23: -	SUBSEQUENT EVENTS

a.
On January 4. 2021, 883,534 pre-funded warrants were exercised into 883,534 of the Company's ordinary shares at an exercise price of $0.01 per pre-funded warrant for a total amount of $9 (see Note 22b.).

b.
In January 2021, the Company entered a Controlled Equity Offering Sales Agreement. pursuant to which it issued 3,803,594 ordinary shares between January and February 2021, in an “at the market” (“ATM”) offering”, with a weighted average selling price of $7.36 per share, resulting in gross proceeds of $28,000.

c.
On February 19, 2021, the Company entered a new Controlled Equity Offering Sales Agreement. In accordance with the terms of the sales agreement, from time to time the Company may offer and sell its ordinary shares in an “ATM” offering having an aggregate offering price of up to $50,000.