Form 20-F
period 2021-12-31
Evogene Ltd.
filed 2022-03-31
CIK 1574565

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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
P.O. Box 4173, Ness Ziona, 7414002, Israel
(Address of principal executive offices)

Ofer Haviv
President and Chief Executive Officer
Telephone: +972-8-931-1900
Facsimile: +972-8-946-6724
Email: ir@evogene.com
13 Gad Feinstein Street, Park Rehovot, Rehovot
P.O. Box 4173, Ness Ziona, 7414002, Israel
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2021, the registrant had outstanding 41,170,168 ordinary shares, par value NIS 0.02 per share.

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

Yes ☐ No ☒

EVOGENE LTD.

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

 CERTAIN TERMS AND CONVENTIONS

In this annual report, unless the context otherwise requires:

◾
references to “Evogene,” “we,” “us,” “our,” “our company” and “the company” refer to Evogene Ltd. and its consolidated subsidiaries, consisting of AgPlenus Ltd., or AgPlenus, Biomica Ltd., or Biomica, Canonic Ltd., or Canonic, Casterra Ag Ltd., or Casterra, Evogene Inc., Lavie Bio Ltd., or Lavie Bio, and their consolidated subsidiaries;

◾	references to “U.S. dollars,” “USD,” “$” or “dollars” are to United States dollars;

◾	references to “NIS” or “shekels” are to New Israeli Shekels;

◾	references to the “U.S.” are to the United States;

◾	references to “ordinary shares,” “our shares” and similar expressions refer to our Ordinary Shares, par value NIS 0.02 per share;

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

Unless derived from our financial statements or otherwise noted, amounts presented in this annual report are translated at the rate of NIS 3.11 = USD 1.00, the exchange rate between the NIS and the U.S. dollar reported by the Bank of Israel as of December 31, 2021.

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

Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business. The “Evogene” design logo, “Evogene” and other trademarks or service marks of Evogene Ltd. and its subsidiaries appearing in this annual report are the property of Evogene Ltd. or of its subsidiaries, as applicable. We have several other registered trademarks, service marks and pending applications relating to our computational technologies. Other trademarks and service marks appearing in this annual report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this annual report are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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

Our actual future results, performance or achievements may differ materially from what is expressed or implied by those forward-looking statements due to a variety of factors, some of which are beyond our control, including the following factors:

◾	the extent to which we continue to maintain our holdings in our subsidiary companies;

◾	the extent to which our discoveries and product candidates will have the desired effect so as to reach the stage of commercialization;

◾	whether we are able to achieve commercialization of our product candidates;

◾	whether we and our collaborators are able to allocate the resources needed to develop commercial products from our discoveries and product candidates;

◾
the length and degree of complexity of the process of our developing commercial products based on our discoveries and product candidates and the probability of our success, and the success of our collaborators, in developing such products;

◾	whether we are able to efficiently produce and scale up the production of our products, whether ourselves or through third party contractors, to achieve our commercialization targets;

◾	the degree of success of third parties upon whom we rely to conduct certain activities, such as field-trials and pre-clinical studies;

◾	whether we are able to comply with regulatory requirements;

◾	whether we and our subsidiaries are able to meet expected timelines in the performance of our activities (or are delayed, including as a result of the effect of COVID-19);

◾	the extent of the future growth of the agriculture, human health and industrial application industries in which we operate;

◾	whether we can maintain our current business models;

◾	the actual commercial value of our key product candidates;

◾	whether we or our collaborators receive regulatory approvals for the product candidates developed by us or our collaborators;

◾	whether products and product candidates containing or based on our discoveries are commercialized and earn us revenues or royalties;

◾	whether we are able to recruit, retain and develop knowledgeable or specialized personnel to perform our research and development work;

◾	the degree of our success at adapting to the continuous technological changes in our industries;

◾	whether we can maintain our collaboration agreements with our current collaborators or enter into new collaboration agreements and expand our research and development to new fields;

◾	whether we can improve our existing, or develop and launch new, computational technologies and screening and validation systems;

◾	whether we can patent our discoveries and protect our trade secrets and proprietary know-how; and

◾	the duration, degree of severity of, and strength of recovery from, the global COVID-19 pandemic, including government decisions implemented to limit its spread.

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

◾
Our discoveries and product candidates may not achieve the desired effect required in order to create commercially viable products. In addition, our product development cycle is lengthy and uncertain and various factors may delay or prevent commercialization of our product candidates. We may never sell or earn royalties on the sale of commercial products based on our discoveries.

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

◾	If we are unable to efficiently produce and scale up the production of our products, whether ourselves or through third party contractors, we may be unable to achieve our commercialization targets.

◾	We or our collaborators may fail to perform obligations under the collaboration agreements.

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

◾	We are working to develop and commercialize castor seeds for industrial applications, and our efforts may be unsuccessful in achieving a commercial presence in this market.

◾	If Lavie Bio is unable to establish successful distribution and retail channels for the commercialization of its products, it will not be able to meet its commercialization plans.

◾	If Canonic is unable to establish successful marketing and distribution channels for the commercialization of its products, it will not be able to meet its commercialization plans.

◾	Biomica’s product candidates are based on microbiome therapeutics, which is an unproven approach to therapeutic intervention.

◾	Even if we are, or believe we are, entitled to royalties from our collaborators, we may not actually receive these royalties.

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

◾
The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors. In addition, our ordinary shares are traded on more than one market and this may result in price variations. We believe we were a passive foreign investment company, PFIC, for U.S. federal income tax purposes in 2021, and there is significant risk we will be a PFIC in 2022 as well.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.          [Reserved]

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

We initiated a new corporate strategy and structure at the beginning of 2018, with the intent to make product development and go-to-market more efficient and to better reflect the individual value of each of our market focused business units. Under the new corporate structure, we operate with Evogene acting as a technology hub and, below it, a growing group of divisions and subsidiaries that benefit from the unique capabilities of Evogene’s Computational Predictive Biology, or CPB platform and its technological engines. Each such subsidiary is responsible for advancing its product development and pipeline, establishing its “go-to-market” strategy via direct sales or through existing and new collaborations, and securing additional financial resources, if and when required. Due to our limited financial resources and other investment considerations, our subsidiaries may obtain financing from external sources. External financing may result in a decrease of our percentage shareholdings in our subsidiaries, which, in turn, may reduce the benefit we (and, indirectly, our shareholders) recognize from value established in such subsidiaries, and potentially negatively affect our results of operations, financial condition, our long-term growth strategy and the value of our shares.

Our discoveries and product candidates may not achieve the desired effect required in order to create commercially-viable products.

Our success depends on our ability to develop products that have the desired effects: in our agriculture activity, on plants, in our human health activity, on humans, and in our industrial applications activity, on the relevant industrial inputs. Research and development in these industries entails considerable uncertainty. We may spend many years developing product candidates that will never be commercialized. The science underlying the development of our product candidates is highly complex and, although we use innovative approaches, there is no certainty that our discoveries will result in product candidates that satisfy market requirements. Except for our first products in our medical cannabis and ag-biologicals activities and in our castor oil activity, none of our discoveries and product candidates has completed the development process and become commercially available so far and may never reach commercialization. If our discoveries and product candidates will not have the desired effects, we and our collaborators may not develop commercial products that are based on them, which could materially and adversely affect our results of operations and our long-term growth strategy.

Various factors may delay, hinder, or prevent commercialization of our product candidates.

Our success depends in part on our ability to identify discoveries that will improve crop performance, in our agriculture activity, obtain clinical benefits, in our human health activity, or improve industrial inputs, in our industrial applications activity. To develop these discoveries and product candidates into commercial products, we either license them to collaborators or develop them independently. Pursuant to our collaboration agreements in our agriculture activity, we are usually entitled, subject to certain conditions, to receive royalties on products that are based on, or integrate, these discoveries. In addition, certain of our agreements in our agriculture activity entitle us to upfront fees, research and development payments and milestone payments in the event that specified milestones are met. Except for Casterra’s castor seed varieties and our first products in our medical cannabis and ag-biologicals activities, none of our product candidates has completed the development process and become commercially available, and there can be no guarantee that any of our current or future product candidates will ever reach commercialization. Therefore, we currently do not earn royalties, nor do we have significant sales revenues from the sale of products based on our discoveries and product candidates. Nevertheless, our long-term growth strategy is based in large part on the expectation that such royalties and revenues from product sales will comprise a significant portion of our revenues in the future. If we or our collaborators are not successful in commercializing products based on our discoveries, we will not realize revenues from sales or royalties and may not earn a profit on our discoveries, which could materially and adversely affect our results of operations, financial condition and our long-term growth strategy and could cause us to cease operations.

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

◾	a market may not exist for products containing our discoveries or such products may not be commercially successful or relevant;

◾	we may be unable to protect the intellectual property underlying our discoveries in the necessary jurisdictions; and

◾	we may encounter production and scale-up challenges with respect to our product candidates that hinder their commercialization.

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

If we are unable to efficiently produce and scale up the production of our products, whether ourselves or through third party contractors, we may be unable to achieve our commercialization targets.

When we introduce a product to the market, and in certain cases even in later stages of product development, we need to establish efficient production capabilities for our products. In most cases, our products are, or are expected to be, produced by third party producers with whom we contract for such purpose. The production of our products, and the scale up of such production, are complicated processes that require expertise. If we or our third party contractors are unable to efficiently produce and scale up production as needed to meet the demand for our products, we may be unable to achieve our commercialization targets, which may, in turn, materially and adversely affect our future results of operations.

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

We currently face significant competition in the markets in which we operate. The agriculture, human health and industrial applications markets in which we operate are intensely competitive and rapidly changing. Many companies engage in research and development of products in such markets, and speed in getting a new product candidate to market can be a significant competitive advantage. In most segments of our operations, the number of products available to the consumer is steadily increasing as new products are introduced. We may be unable to compete successfully against our current and future competitors, which may result in lower prices and margins and the inability to achieve market acceptance for our products. In addition, many of our competitors have substantially greater financial, marketing, sales, distribution and technical resources than us and some of our collaborators are significantly larger than us and have more experience in research and development, regulatory matters, manufacturing and marketing. We anticipate increased competition in the future as new companies enter these markets and new technologies become available. Our technologies may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors or collaborators, which will prevent or limit our ability to receive any associated research and development payments or generate revenues from the commercialization of our product candidates.

We are working to develop and commercialize novel ag-biological products, and our efforts may be unsuccessful.

Our majority-owned subsidiary, Lavie Bio, is developing ag-biological product candidates, currently focused mainly on microbial-based bio-stimulants and bio-pesticides, through a novel approach, focused on plant-microbiome relationship. In certain of its ag-biological product programs, Lavie Bio funds its early stages of research and development efforts, while in others it funds the entire development program towards launch of a commercial product. Lavie Bio’s efforts to develop and commercialize novel ag-biological product candidates may fail for a variety of reasons, including:

◾	failure to establish the requisite infrastructure to enable the discovery and development of microbial bio-stimulants;

◾	failure to identify and develop microbial candidates that enhance plant performance at the desired efficacy and stability;

◾	failure to successfully complete development of microorganisms to achieve cost-effective and commercially viable products;

◾	failure to obtain and maintain patent and trade secret protection for its product candidates;

◾	failure to operate without infringing or violating the valid and enforceable patents or other intellectual property rights of third parties;

◾	inability to obtain sufficient funding to fully execute its business plan;

◾	failure to meet regulatory requirements;

◾	failure to establish efficient and reliable production and scale up capabilities of Lavie Bio’s products through third party contractors; and

◾	failure to establish cost-effective go-to-market models for selling its products.

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

Our subsidiary, AgPlenus, is currently developing solutions for crop protection through chemistry, or ag-chemistry. AgPlenus is developing these product candidates through a novel approach, focused on biologically significant proteins called “targets”. AgPlenus’ efforts to develop novel ag-chemical product candidates may fail for a variety of reasons, including:

◾	failure of its relatively novel target-based approach to lead to an effective product candidate or failure to identify chemical compounds that will display required level of performance;

◾	failure to establish cost-effective production of AgPlenus’ product candidates;

◾	failure to obtain and maintain patent and trade secret protection for its product candidates;

◾	failure to operate without infringing or violating the valid and enforceable patents or other intellectual property rights of third parties;

◾	inability to obtain sufficient funding to fully execute its ag-chemical business plan; and

◾	failure to meet regulatory requirements.

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

Our subsidiary, Biomica, is developing microbiome-based therapeutic product candidates and is heavily dependent on the success of such product candidates, which are in pre-clinical and clinical development stages. If Biomica is unable to advance its current or future product candidates through clinical trials, obtain marketing approval and ultimately commercialize any product candidates it develops, or experiences significant delays in doing so, our business will be materially harmed. Biomica’s product development efforts may be unsuccessful for a variety of reasons, including the following:

◾	failure to complete pre-clinical studies and clinical trials with positive results in which the FDA agrees with the design, endpoints or implementation;

◾	failure to receive regulatory approvals or authorizations for conducting our planned clinical trials or future clinical trials;

◾	failure to obtain sufficient financing for the development and commercialization of its product candidates;

◾	failure to obtain and maintain patent and trade secret protection and regulatory exclusivity for its product candidates.

◾
interruption of, or delays in receiving, supplies of our product candidates from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;

◾	failure to launch commercial sales of its products, if and when approved, whether alone or in collaboration with others.

◾	failure to enter into new collaborations throughout the development process as appropriate, from pre-clinical studies through to commercialization;

◾	failure to achieve acceptance of its products, if and when approved, by patients, the medical community and third-party payors;

◾	failure to effectively compete with companies developing and commercializing other therapies for the indications that Biomica’s product candidates target;

◾	failure to obtain and maintain coverage and adequate reimbursement by third-party payors, including government payors, for its products, if approved;

◾	failure to protect its rights in its intellectual property portfolio;

◾	failure to operate without infringing or violating the valid and enforceable patents or other intellectual property rights of third parties;

◾	failure to maintain a continued acceptable safety profile of the products following approval; and

◾	failure to maintain and develop an organization of scientists and business people who can develop and commercialize its products and technology.

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

Canonic, our subsidiary, is developing medical cannabis products. Canonic’s efforts to develop and commercialize medical cannabis products may fail for a variety of reasons, including:

◾	failure to develop cannabis varieties having desired efficacy and stability;

◾	failure to meet regulatory requirements;

◾	failure to engage with, and successfully operate, contractors, in Israel and abroad, for performing cultivation and production services;

◾	failure to establish successful distribution channels, in Israel and abroad, for its medical cannabis products;

◾	failure to satisfy the requirements for the export of seeds, seedlings of finished products;

◾	failure to meet patients’ satisfaction;

◾	inability to obtain sufficient funding to fully execute its business plan;

◾	failure to secure cannabis cultivation facilities;

◾	failure to establish efficient and reliable production capabilities for Canonic’s medical cannabis products through third party contractors; and

◾	the market for medical cannabis products is relatively new and suffers from high uncertainty in many aspects, including demand, supply, pricing, regulation, customer preferences, etc.

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

Our subsidiary, Casterra, is developing improved, high-yield castor bean seeds for use as a source of non-edible feedstock for industrial uses of castor oil. The supply chain in the market of castor oil for industrial uses is not well established and is evolving. In order for Casterra’s castor bean seeds to be an attractive feedstock for oil for industrial uses, it will need to demonstrate on a commercial scale that its castor beans can reliably be used as a cost-efficient feedstock for castor oil production. Casterra’s efforts to develop castor been seeds for industrial uses may fail for a variety of reasons, including:

◾	failure to reach desired yields of its castor seed varieties on a commercial scale to secure economic viability as bio-based oil feedstock;

◾	failure to establish an efficient mechanical harvest solution;

◾	failure to establish a cost-effective production of castor bean grains, allowing grower profitability;

◾	failure to reach large scale adoption of castor by growers, including the successful management of diseases and pests;

◾	failure to address the health and environmental risks posed by castor bean seeds, which contain ricin, a naturally occurring poison;

◾	failure to comply with any regulatory requirement related to sales of castor beans, and in particular those related to the import of such beans and the potential effects of ricin; and

◾	failure to establish efficient and reliable production and scale up capabilities of castor seeds, independently or through third party contractors.

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

If Canonic is unable to establish successful marketing and distribution channels for the commercialization of its products, it will not be able to meet its commercialization plans.

Our subsidiary, Canonic, commercializes its medical cannabis products through licensed distributors and pharmacies. Canonic has little experience in establishing such channels and may be unsuccessful in doing so. In addition, Canonic will be dependent on its distribution and marketing channels in introducing its products to the market. If Canonic is unsuccessful in its efforts to penetrate the market, our revenues and financial results will be adversely affected.

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

The vast majority of our workforce is involved in research and development. Our business is therefore dependent on our ability to recruit and maintain a highly skilled and educated workforce with expertise in a range of disciplines, including biology, chemistry, plant genetics, agronomics, entomology, mathematics, computer science and other fields relevant to our operations. The number of qualified and highly educated personnel in the fields upon which our business focuses in Israel, where most of our operations are located, is limited and competition for the services of such persons is intense. Although we have employment agreements with all of our employees, most of these agreements may be terminated upon short notice. The failure to hire and retain skilled and highly educated personnel could limit our growth and hinder our research and development efforts.

Competition for highly skilled scientific, technical and other personnel is intense, and as a result we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

We compete for personnel in a market characterized by rapidly changing technologies and an evolving competitive landscape. In order for us to successfully compete and grow, we must attract, recruit, retain and develop personnel with requisite qualifications to provide expertise across the entire spectrum of our intellectual capital and business needs.

Our principal research and development activities are conducted at our facilities in Israel, where we face significant competition. While there has been intense competition for qualified human resources in the Israeli high-tech and bio-tech industries historically, these industries experienced record growth and activity in 2021. This flurry of growth and activity has caused a sharp increase in job openings in Israeli high-tech and bio-tech companies, intensifying competition between these employers to attract qualified employees in Israel. As a result, these industries in Israel have experienced significant levels of employee attrition and are currently facing a severe shortage of skilled human capital, including research and development professionals.

Many of the companies with which we compete for qualified personnel have significant resources, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors. In addition, our employees may be increasingly targeted for recruitment by competitors and other companies in the bio-tech industry, which may make it more difficult for us to retain employees and may increase retention costs. Training of new employees with limited or no prior relevant experience could be time-consuming, expensive and require significant resources.

In addition, as a result of the intense competition for qualified human resources, the high-tech and bio-tech markets have also experienced and may continue to experience significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-tech and bio-tech industries, job candidates often consider the value of the equity they are to receive in connection with their employment, which may force us to increase the amount of equity awards we grant in order to recruit and retain talent.

In light of the foregoing, there can be no assurance that qualified employees will remain in our employ or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

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

Our business is generally subject to two types of regulations: regulations that apply to how we operate and regulations that apply to product candidates and products. We may fail to comply with all currently applicable regulations, and we may become subject to new or revised regulations or approvals in the future. Furthermore, any violation of these regulations could expose us to civil and criminal penalties.

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

◾	certain investors or investment banks are reluctant to work with companies affiliated with activity in the cannabis industry;

◾	future sales of medical cannabis products may expose us to consumer complaints or legal claims with respect to product quality or activity; and

◾	increased premiums under our D&O liability insurance policies.

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

The COVID-19 pandemic has caused and may continue to cause disruption in certain of our activities.

The COVID-19 pandemic has caused states of emergency to be declared in various countries, travel restrictions imposed globally, quarantines established in certain jurisdictions and various institutions and companies being closed. Numerous government regulations and public advisories, as well as shifting social behaviors, temporarily and from time to time limited or closed non-essential transportation, government functions, business activities and person-to-person interactions, and the duration of such trends is difficult to predict.

The COVID-19 pandemic has lead to increased absences of our employees due to illness and isolation requirements of our employees and their immediate family members. While we have facilitated remote work for our employees, part of our activities, mainly laboratory and testing operations, cannot be conducted remotely, and are negatively affected in times of increased employee absence, which may cause delays in our laboratory and experimental operations. Such delays may, in turn, negatively affect our ability to meet our work plans, our contractual obligations and our targets.

While certain COVID-19 mitigation actions have been relaxed, no assurance can be made that such actions, or other measures, will not be reimposed in the future. Although to date these restrictions have not materially impacted our operations other than an increase in absences of our employees due to illness and isolation requirements, the effect on our business, from the spread of COVID-19 and the COVID-19 mitigation actions implemented by the governments of the State of Israel, the United States and other countries, may worsen over time.  The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

Consumer and government resistance to GMOs may negatively affect our public image and reduce potential sales of plants containing our traits.

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

We have a history of losses, and incurred operating losses of $31.0, $24.8 million, and $21.2 million for the years ended December 31, 2021, 2020, and 2019, respectively. There is no assurance that our efforts in developing our product candidates will result in commercially successful products. We expect to continue to incur losses in future periods, until we begin earning significant revenues or royalties on our products, the product candidates we are currently developing or any new product candidates we develop in the future, if at all. Because we will incur significant costs and expenses for these efforts before we obtain any incremental revenues from them, our losses in future periods could be significant. In addition, we may find that these efforts are more expensive than we anticipate or that they do not result in profitability in the time period we anticipate, which would further increase our losses. For example, if governments across the globe continue to implement actions that limit movement and activity, as a result of the COVID-19 pandemic or otherwise, we could face increased costs in order to meet our product development timeline. If we are unable to adequately control the costs associated with operating our business, including our costs of development and sales, we may deplete our cash resources and may be unable to continue to finance our business from our existing cash resources, and, our business, financial condition, operating results and prospects will suffer. For more information concerning our cash resources, please see “Liquidity and Capital Resources” in Item 5.B below.

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

Our operations involve various health and environmental risks. For example, as part of our seed traits operations, we assist in the development of GM crops by inserting new genes into the genomes of certain plants. Though we introduce these genes in order to improve plant traits, we cannot always predict the effect that these genes may have on the plant. In some cases, the genes may render the plant poisonous or toxic, or they may cause the plant to develop other dangerous characteristics that could harm the plant’s surrounding environment. Furthermore, while we comply with relevant environmental laws and regulations, there is a risk that, when testing genetically modified plants, the seeds of these plants may escape the greenhouse or field in which they are being tested and contaminate nearby fields. Poisonous or toxic plants may therefore be inadvertently introduced into the wild, or possibly enter the food production system, harming the people and animals who come in contact with them.

Moreover, as part of Lavie Bio’s operations, it develops novel product candidates based on microbes in order to improve plants traits. Although microbes exist naturally in the environment, we cannot always predict the effect that microbes have on the plant and its environment. There may be cases where the microbes render the plant poisonous or toxic, or they may cause the plant to develop other dangerous characteristics that could harm the plant’s surrounding environment.

Similar risks are relevant to our ag seeds operations, especially with respect to GM seeds, AgPlenus’ ag-chemicals operations, Canonic’s cannabis operations and Casterra’s castor bean operations.

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

The Company’s reporting currency is U.S. dollars. In view that a substantial part of our expenses is in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our financial results. The appreciation of the NIS in relation to the U.S. dollar amounted to 3.3%, 7.0% and 7.8% for the years ended December 31, 2021, 2020 and 2019, respectively. If we enter into hedging contracts in the future, we may be unsuccessful in protecting against currency exchange rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Risk.”

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

Our research and development operations have been partly financed through certain governmental grants.  Certain of these grants are royalty-bearing grants under the terms of which we are committed to pay royalties at a rate of 3.0% on sales proceeds from our products that were developed under Israeli National Authority for Technological Innovation, or the IIA, programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits. In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in U.S. dollars will be replaced by the Secured Overnight Financing Rate, or the SOFR, in June 2023. While it is not currently possible to determine precisely whether, or to what extent, the replacement of LIBOR with SOFR would affect us, the implementation of SOFR may increase our financial liabilities to the IIA. Management continues to monitor the status and discussions regarding SOFR. We are not yet able to reasonably estimate the expected impact.

In addition, these Israeli governmental grants impose certain restrictions on the transfer outside of Israel of the underlying know-how and the manufacturing or manufacturing rights of the underlying products and technologies. As of December 31, 2021, we had received from the IIA approximately $8.6 million (including accrued interest). We may not receive the required approvals should we wish to transfer the know-how, technology or manufacturing rights related to such government grants outside of Israel in the future or, if we receive such required approvals, they may be subject to certain conditions and payment obligations. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Government Grants.”

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

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by Israeli law and by our articles of association. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company has a duty to act in fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Shareholder Duties.” Since Israeli corporate law underwent extensive revisions approximately 19 years ago, the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

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

Our ordinary shares were first offered publicly in the United States after our public offering in the United States in November 2013, at a price of $14.75 per share, and our ordinary shares have subsequently traded on the NYSE (until December 2016) and on the Nasdaq (since December 2016) as high as $19.80 per share and as low as $0.75 and as of March 30, 2022 were trading at $1.36 per share.

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

We believe we were a PFIC for U.S. federal income tax purposes in 2021, and there is significant risk we will be a PFIC in 2022 as well. U.S. shareholders who held our ordinary shares at any time during a taxable year in which we are a PFIC may suffer adverse tax consequences.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for United States federal income tax purposes. According to these rules, a publicly traded non-U.S. corporation may treat the aggregate fair market value of its assets as being equal to the sum of the aggregate value of its outstanding shares, or Market Capitalization, and the total amount of its liabilities. We intend to take the position that the excess of our Market Capitalization plus liabilities over the book value of all of our assets may generally be treated as attributable to non-passive assets. Based on the book value of our assets and liabilities and our Market Capitalization in 2021, we believe that we met the PFIC asset test described above for 2021 and, as a result, we were classified as a PFIC in 2021. Furthermore, because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because our Market Capitalization is currently below the level necessary to avoid PFIC status for 2022, there is substantial risk we will be classified as a PFIC for the 2022 taxable year as well. However, because PFIC status is determined after the close of each taxable year, we will not be able to determine whether we will be a PFIC for the 2022 taxable year or for any future taxable year until after the close of such year.

U.S. shareholders who held our ordinary shares at any time in 2021 or during any other taxable year in which we are a PFIC may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections may be available that would alleviate some of the adverse consequences of PFIC status and result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

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

We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-283872-3. Our purpose as set forth in our articles of association is to engage in any lawful business. Our principal executive offices are located at 13 Gad Feinstein Street, Park Rehovot, Rehovot P.O. Box 4173 Ness Ziona, 7414002, Israel, and our telephone number is +972-8-931-1900.

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

Principal Capital Expenditures

Our capital expenditures for fiscal years 2021, 2020 and 2019 amounted to $0.8 million, $0.7 million and $0.9 million, respectively. Our capital expenditures during those years consisted of investments in property, plant and equipment. We anticipate our capital expenditures in fiscal year 2022 to include payments for maintenance and improvements of our facilities in Israel in order to support our activities, which we anticipate we will finance with our currently available cash. For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2021 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B.          Business Overview

Overview

We are a leading computational biology company aiming to revolutionize life-science product development across several market segments, including human health, agriculture, and other industries, by utilizing cutting edge computational technologies.

The main challenge in product development in the life science industry is finding the winning candidates out of a vast number of possible prospects that address a complex myriad of criteria to reach successful products. We believe that by utilizing an advanced computational biology platform to identify the most promising candidates addressing multiple development challenges towards successful life-science products, we can increase the probability of success while reducing time and cost.

To achieve this mission, we established our unique Computational Predictive Biology, or CPB, platform, leveraging big data and artificial intelligence and incorporating deep multidisciplinary understanding in life sciences. The CPB platform is the basis for three technology engines, each focused on the direction and acceleration of the discovery and development of products based on one of the following core components: Microbes – MicroBoost AI, Small molecules – ChemPass AI, Genetic elements – GeneRator AI.

We use our technological engines to support the development of products for the life science industry through dedicated subsidiaries and with strategic partners. Currently, our main subsidiaries utilize the technological engines to develop human microbiome-based therapeutics by Biomica, medical cannabis products by Canonic, ag-chemicals by AgPlenus and ag-biologicals by Lavie Bio.

Business Model

Since 2015, the Company’s main business model is product development through specific market-oriented divisions. At that time, Evogene began using its technology to develop its own product pipelines, each focusing on a specific industrial segment. When such a division and product pipeline reach a certain level of maturity, the activity is spun into a dedicated subsidiary.  Each subsidiary focuses on continued development of its pipeline and adding new products to its commercial offering, while using Evogene's technology as its core competitive advantage.

Currently, Evogene has four main subsidiaries, each focused on a different type of product and target market. Each subsidiary has its own board of directors, management team, scientific advisory board, research and development, or R&D, and business development teams that focus on developing its own pipeline and go-to-market activities. At the same time, each subsidiary benefits from using Evogene’s technology under an exclusive license from Evogene to use the CPB platform’s discovery and development engines that are relevant to the subsidiary’s field of activity. The terms of these licenses provide that the subsidiary owns the discoveries and product candidates that result from the utilization of the CPB platform, while Evogene retains all rights to the CPB platform itself. According to the characteristics of the end-market, the subsidiaries can decide to commercialize their products independently or in collaboration with partners.

Another business model, which was our main business model until 2014, is product development through collaborations. In this business model Evogene engages with partners for joint development of defined products, requested by the partners. In this frame, Evogene typically conducts the initial R&D activity, discovery and early-stage development, while later stage development and commercialization are carried out by the partner. Under this model, Evogene’s potential revenues include R&D funding for activities that Evogene conducts in the collaboration, milestone payments for when the candidates advance in our partners’ pipelines and revenue sharing from the end-product.

Until 2014, Evogene engaged in several collaborations of this type with Bayer, Monsanto, DuPont and Syngenta, focused on improving seed traits using genetic modification, or GM, approach. Today, Evogene has a number of smaller scale collaborations, and we aim to engage in additional collaborations in the future.

Fields of Activity

Given the broadly applicable capabilities of our technology, as provided through our three engines, we can potentially enhance and improve product development in a variety of life science industries, including human health and agriculture. Today, Evogene is applying its MicroBoost AI engine to direct and accelerate the discovery and development of two types of products:  human-microbiome based therapeutics in human health and ag-biological products in agriculture.  The ChemPass AI engine is used for the discovery and development of two types of products:  drugs based on small molecules in human health and ag-chemicals, such as herbicides and insecticides, in agriculture. The GeneRator AI engine is mainly applied for the discovery and development of medical cannabis products in human health and improved seed traits in agriculture.

Evogene continuously evaluates new substantial industries with well-recognized development roadblocks for which we can leverage our capabilities and assets for the development of next-generation products. We will select the most suitable markets to focus on, based on a number of criteria, including: (i) market size; (ii) a well-recognized, unmet need for next-generation products; (iii) an understanding of the scientific or technical road-blocks that challenge others from developing next-generation products; and (iv) most importantly, the expectation that our technological engines and unique approach can provide a significant competitive advantage in addressing these road-blocks.

Subsidiaries

As described above, since 2015 Evogene has used its three engines to develop diverse product types through dedicated divisions and subsidiaries. In the area of human health, we established two subsidiaries: Biomica, focusing on developing microbiome-based therapeutics, and Canonic, focusing on developing medical cannabis products. In Agriculture, we established two subsidiaries: Lavie Bio focusing on developing ag-biologicals and AgPlenus focusing on ag-chemicals. In other industries, we established one subsidiary, Casterra, focusing on developing ag-solutions for castor oil production.

Revenues

During 2021, except for initial sales of medical Cannabis products by Canonic and seed sales by Casterra, our revenues consisted primarily of R&D payments under various R&D collaborations we and our subsidiaries are engaged in, mainly in the fields of seed traits, ag-biologicals and ag-chemicals. A breakdown of our revenues by business activity and geographic markets for each of the last three financial years is provided in “Item 5. Operating and Financial Review and Prospects—Key Performance Indicators—Revenues.” In the future, we expect that we and our subsidiaries will receive milestone payments and royalty revenues under such collaborations, as well as revenues from the sale of end-products or commercialization of product candidates.

In 2022, through our subsidiaries or directly, we expect to continue to develop our product pipelines and initiate new collaborations with an increased focus on strategic relationships for joint product development. We also expect to continue to evolve our organization and to continue to examine new areas in which our technology engines can serve as a competitive advantage and additional value can be created in a relatively short period of time.

Technology

Technology highlight

Our CPB platform aims to disrupt conventional life science product discovery and development methodology, currently challenged by inefficiencies, such as long and expensive product development process and low probability of success. By computational selection of the most relevant core components for life-science products, such as microbes, small molecules and genes, and then computational optimization, we are aiming to reduce time, cost and most importantly increase the probability of success to develop life-science based products. We provide these discovery and development capabilities through three dedicated engines: MicroBoost AI for products based on microbes, ChemPass AI for products based on small molecules and GeneRator AI for products based on changes in genetic elements.

The discovery phase, based on product definition, requires the identification and selection of a reasonable number of candidates to initiate the development process. The challenge is that out of a vast number of possible product candidates and numerous criteria that these candidates must address, finding the winning combination for a successful product is extremely complex. Evogene believes that this complexity should be addressed using computational predictive biology. Evogene’s technology, the CPB platform and its three engines, was designed to predict the most promising candidates that hold true potential for a successful product. Through computationally screening databases, according to specific product criteria, candidates can be narrowed down to focus on those most promising.

In addition to the selection of the candidates in the discovery phase, the CPB platform is also used in the development phase. In the development phase, the chosen candidates undergo various validation processes on the way to becoming a commercial product with certain desired attributes. In this process, the candidates’ ability to pass the validation criteria is improved, as required, by using our technology. Our technology is able to identify the best optimization proposal for a product candidate, improving a specific attribute of a product with minimal impairment of any of the other attributes.

CPB Platform

As described above, the mission of the CPB platform is to revolutionize the product discovery and development approach in life science industries by decoding the biological world using computational biology. This platform is the outcome of over a decade long multidisciplinary effort to integrate scientific concepts with big data and advanced computational analytics in order to develop predictions of potential product candidates that later undergo experimental validation and optimization toward commercialization. We believe that the uniqueness of our computational prediction approach stems from our ability to successfully address multiple product attributes at the beginning of the discovery process, and during the optimization phase.

These efforts have been enabled by two parallel revolutions taking place over the last decades: first, the data revolution – allowing the creation of enormous amounts of high-quality biological and chemical data in a cost-effective manner; and second, the computational processing revolution – allowing the analysis of data with advanced algorithms such as machine learning and other artificial intelligence methods.

The CPB platform represents a revolutionary approach for the design and prediction of novel products, based on four pillars: first, computationally modeling the specific biological challenges in the discovery and development of each product into pre-defined criteria, based on profound scientific understanding and know-how; second, designing genomic, chemical and microbial databases holding diverse types of curated data specifically aimed at addressing the biological challenges identified; third, developing state of the art computational tailored analytics, including artificial intelligence algorithms, designed to provide more accurate predictions to those challenges; and fourth, utilizing screening and validation systems, comprised of multiple tailored bioassays, to validate the product candidates and assist in their optimization.

Proprietary Databases

Our databases leverage multiple types of tailored big data from various sources in order to support the different research and development activities powered by our technological engines. Specifically, we focus on four different entities: microbial organisms, microbial genes, small molecules and plant genes. Our databases on different entities are rich and highly interconnected, enabling our analysis platforms to maximize their predictive power. Our databases draw in part from the public domain, and in part compile increasing amounts of proprietary data, generated either in-house or received from our collaborators.

Discovery and Development Engines

The CPB platform is the foundation for Evogene’s three technological engines boosting the discovery and development of novel life science products. At the core of our engines are unique computational analysis platforms, which are comprised of algorithms designed to address a vast number of parameters required for a product. These computational analysis platforms, which increasingly utilize artificial intelligence, machine learning driven approaches and other sophisticated algorithms, are designed to deliver innovative solutions to key bottlenecks in the product development process, such as efficacy and stability. As our predictions undergo validation via dedicated validation systems, we continuously improve our predictions by feeding back these results into our systems.

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

ChemPass AI combines a large, well-organized, database of over 20 billion known molecules as well as a set of AI-based algorithms and innovative chemo-informatics tools which invent, prioritize and analyze new small molecules prior to their expensive synthesis and testing phase. This platform is used to drive and accelerate the small molecule product development process by using a set of high-end, validated tools and algorithms for virtual screening for the identification of small molecule hits meeting multiple end-product attributes.

GeneRator AI aims to develop life science products via targeting and modifying genetic elements. By using a set of computational and advanced AI tools and end-to-end discovery and development pipelines, GeneRator AI identifies genomic elements of interest that can be then applied through genome editing, genetic engineering, as biomarkers, or through additional applications.

We are constantly working to improve and expand our engines capabilities. For example, we are working to improve the GeneRator AI engine through participating in the CRISPR-IL consortium. This consortium, funded by the Israeli Innovation Authority, or IIA, aims to develop an artificial intelligence-based system, “Go-Genome”, providing users improved genome-editing workflows. The system aims to provide end-to-end solutions from user interface to an accurate measurement tool and is expected to include the computational design of on-target DNA modification with minimal accidental, off-target modifications, improve modification efficiency and provide an accurate measuring tool to ensure the desired modification was made.

Validation and screening systems

Our experimental technologies include bioassays as well as screening and validation pipelines (i.e., sets of bioassays organized in a cascade of tests). They relate to diverse scientific fields, including molecular biology and biochemistry, microbiology, organic chemistry, plant tissue culture and plant pathology, in laboratories, greenhouses and field settings. All processes are accompanied by precise data gathering and are coordinated by pipeline management and quality assurance.

Our validation and screening systems support three key aspects of our research and development approach: first, generating data sets to enable development and proof of concept of tailored computational modules and their prediction performance evaluation; second, transforming computational-based recommendation to a physical entity output; and third, validating and screening selected product candidates by the relevant scientific teams.

Major Occurrences and Developments

The following are major occurrences and developments in the Company during 2021 and until the date of this annual report, reflecting advancement in all areas of activity:

Evogene

◾	CRISPR-IL consortium (January 2021) – we announced a 2020 year-end update for the CRISPR-IL consortium.
◾	At-the-market, or ATM, offering (February 2021) – we completed a $28 million ATM offering and entered into a new ATM offering sales agreement for the sale of up to $50 million of our ordinary shares.
◾	Appointment of new Chairperson of the board (June 2021), Ms. Sarit Firon, replacing Mr. Martin Gerstel.
◾	CRISPR-IL consortium (November 2021) – we announced participation in the second research period of the CRISPR-IL consortium.

Lavie Bio

◾	Go-to-Market (September 2021) – Lavie Bio and United Agronomy signed a distribution agreement for Lavie Bio’s inoculant product.
◾	Bio-stimulant program (November 2021) – announced commercial launch of its first microbiome-based product for yield improvement – result™.
◾	Bio-pesticide program (December 2021) – reported advancement in its bio-fungicide program for fruit rot.

AgPlenus

◾	Herbicide program (July 2021) – announced positive results for an herbicide resistance trait for its leading candidate APH1.

Biomica

◾	Immuno-oncology program (April 2021) – positive pre-clinical results, demonstrating efficacy of BMC128 in Melanoma.
◾	Immuno-oncology program (October 2021) – Biomica and Rambam Health Care Campus signed agreement for clinical trial of Biomica’s microbiome-based immuno-oncology drug candidate.
◾	Inflammatory Bowel Disorder (IBD) program (November 2021) – announced positive pre-clinical results.
◾	Immuno-oncology program (January 2022) – announced clearance for first-in-human Phase I study of BMC-128 in combination with Bristol Myers Squibb’s Anti-PD-1 Opdivo®.

Canonic

◾	Precise product family (February 2021) – entered into a collaboration agreement with Tikun Olam-Cannbit Pharmaceuticals Ltd. for the development of novel medical cannabis products.
◾	MetaYield product family (March 2021) – announced identification of leading cannabis varieties to be further developed into commercial varieties, towards expected commercial launch in Israel in 2022.
◾	Go-to-market strategy (March 2021) – entered into agreements with Tikun Olam-Cannbit Pharmaceuticals Ltd. for production, packaging and distribution of medical cannabis products under Canonic’s brand.
◾	Commercialization (August 2021) – announced pre-launch of its first-generation medical cannabis products in Israel.
◾	Commercialization (October 2021) – announced full commercial launch of its first medical cannabis products in Israel.
◾	Precise product family (January 2022) – announced positive results in pre-clinical studies identifying specific cannabis varieties with anti-inflammatory and pain relief properties.

Ag-Seeds Division

◾
Novel insect control traits (March 2021) – entered a collaboration agreement with Plastomics Inc. targeting novel insect control traits for soybean. Evogene’s insect control genes demonstrating new modes of action (MoAs) will be introduced into soybeans using Plastomics chloroplast technology.

Market Segments

Agriculture

Lavie Bio Ltd.

Overview

In 2015, we initiated our activity for developing ag-biological products as a division within Evogene and early in 2019 it was organized under Lavie-Bio Ltd., an independent company that upon establishment was wholly owned by Evogene.

Lavie Bio aims to improve food quality, sustainability and agricultural productivity through the introduction of microbiome-based ag-biologicals. Ag-biologicals are externally-applied products from biological sources, such as microbial (micro-organisms) and naturally derived biochemistries, designed to improve crop productivity. A sub-segment within the microbial biologicals is the “microbiome”, the microbial population living close or within the plant or other organisms, such as pests.

Lavie Bio is focused on developing two main types of products: (i) bio-pesticides, which are ag-biologicals for crop protection, addressing biotic stresses such as insects, diseases, and weeds and (ii) bio-stimulants, which are ag-biologicals for crop enhancement, directly impacting crop yield or abiotic stress tolerance.

In August 2019, Corteva Agriscience invested in Lavie Bio in a transaction that included the exchange of all shares of Corteva’s wholly owned subsidiary, Taxon Biosciences, along with a $10 million equity investment by Corteva in Lavie Bio in consideration of approximately 28% of Lavie Bio’s equity. The assets of Taxon Biosciences including, among others, a large microbial collection, were integrated into Lavie Bio’s microbial collection, technology platform and pipeline. In addition, Corteva received certain commercial rights with respect to rights to Lavie Bio’s candidate products, mainly in corn and soy.

Market

The market for ag-biological products was estimated at $10.6 billion in 20211 and is a growing segment in the approximately $250 billion agricultural input market, which includes the seed, crop protection and fertilizers segments. The sales of ag-biological products significantly grew in past years, expanding from a market size of $3.2 billion in 2015 to its current size following a shift in growers and consumer preferences to more sustainable and healthier practices, while driving agriculture productivity. According to market estimates, this market is forecasted to reach sales of $18.5 billion in 20262, anticipated to be driven by improvement of the product attributes of ag-biologicals, such as efficacy, stability and commercial viability.

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

Business Model

Lavie Bio has defined two main models for market access:

(i)
Direct sales model – in fragmented markets Lavie Bio expects to complete product development of its products independently, while establishing a tailored market access strategy per specific product and territory, such as commercialization through distribution channels. Under this model, the production of Lavie Bio’s products is achieved through third party toll manufacturers. Revenues may include sales to distributors.

1 https://www.reportlinker.com/p04680744/Top-10-Trends-in-Agricultural-Biologicals-Market-Industry-Global-Forecast-to.html.
2 According to industry publications.

Under the direct sales model, during the fourth quarter of 2021 Lavie Bio launched its inoculant Result™ towards the 2022 spring sowing season.

(ii)
Collaboration model – Lavie Bio offers tailored solutions to potential partners. In this model, Lavie Bio’s partner produces and commercializes the products being developed. Lavie Bio’s revenues in such engagements may include research and development payments, payments upon achievement of development milestones and royalties. The scope of collaboration may differ:

-
Broad collaboration model – in markets where Lavie Bio identifies strategic partners that can drive the go-to-market for its products, the aim is to gain market access through collaborations with such partners. Such collaborations would typically commence with candidate strains discovered and developed by Lavie Bio, which will then undergo co-development with the partner towards commercialization.

-
Narrow collaboration model – where Lavie Bio utilizes its platform to optimize product candidates in different stages of development. Such optimization may include addressing challenges of efficacy (such as impact against pests), consistency (such as stability of field performance) and commercial viability (such as shelf life). Such collaborations may commence with a partner’s strain candidate, which would undergo optimization to meet market commercial needs.

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

Lavie Bio’s Biology Driven Design, or BDD, facilitates and accelerates the design and development of microbiome-based products through the decoding of complex microbiome/host interactions and the identification of the key genetic elements (functions) governing these interactions. This decoding, which enables amplification of positive, elimination of negative, and the retrieval of lost interactions, is powered by big data and artificial intelligence, provides the basis for products design. The enabling technologies for the establishment of the BDD platform are Evogene’s MicroBoost AI tech engine and the Taxonia platform, which harnesses genomics and informatics to develop transformative applications to agriculture, acquired as part of the Taxon Biosciences acquisition.

Product Development Cycle

Lavie Bio estimates that developing an ag-biological product based on microbial sources takes, on average, between six to eight years. The length of the process may vary depending on several factors, such as product type, target market and applicable regulatory or registration regime, type of application, type of natural source serving as active ingredient, as well as number of active ingredients within the final products, which impacts the development activities required to reach a commercially viable product.

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

◾
Development: This phase is usually divided into Development Stage 1, resulting with a “Lead”, and Development Stage 2, resulting with a “Pre-Product”. In this phase, the fermentation and formulation procedures are further optimized to allow for further testing and validation of efficacy and stability in the field as well as for commercial scale production, addressing cost of good targets and compatibility with other agricultural inputs. Based on industry benchmarks and our estimates, Lavie Bio estimates the duration of this stage to be approximately 24 months.

◾
Pre-commercialization: In this phase, extensive field tests are undertaken to demonstrate the effectiveness of product candidates in enhancing the target trait, including production of data to support product positioning. Additional activities towards launch are performed, including packaging development, upscale manufacturing protocol, registration and regulation. Based on industry benchmarks and our estimates, in the U.S. Lavie Bio expects the duration of this stage to be approximately 24 months for bio-stimulants and 36-48 months for bio-pesticides due to longer regulation processes.

◾
Commercial: After initial commercialization of a product, different scale-up activities are undertaken, such as production under toll-manufacturing agreements and deployment of end-product at point of sale. Toll manufacturing involves development of production protocols for large fermentation vessels and down-stream-process protocol with the toll manufacturer.

Product Development Pipeline

The following table sets forth Lavie Bio’s main product development programs:

With respect to its Bio-stimulants program for spring wheat, in November 2021, Lavie Bio announced the commercial launch of its first product, LAV.211, an inoculant for yield improvement, under the brand name result™. Initial market penetration for result™ is planned for the 2022 spring wheat season and will be limited to target regions in North Dakota, under a distribution agreement with United Agronomy. Following the initial commercial introduction, Lavie Bio intends to expand through additional distribution channels and to evaluate the opportunities for result™ in additional territories for spring wheat, and for application to additional cereals.

With respect to its Bio-pesticides program against fruit rots, in December 2021, Lavie Bio announced advancement to the pre-commercial stage and prioritization of LAV.311 for final development and submission of a regulatory dossier expected to be filed with the federal U.S. Environmental Protection Agency, or EPA, and California EPA during 2022.

Key Collaborations

Corteva (originally with DuPont-Pioneer)

In July 2017, Evogene entered a multiyear collaboration with DuPont-Pioneer (now Corteva), for the research and development of novel microbial bio-stimulant seed treatments for the improvement of corn productivity globally. Following the establishment of Lavie Bio, the collaboration agreement was assigned from Evogene to Lavie Bio. Under the agreement, Lavie Bio is entitled to milestone payments for advancement of candidate strains, and royalties from product sales. Corteva and Lavie Bio prioritized certain product programs to be executed by Lavie Bio, and Lavie Bio committed to allocate a certain part of its research and development budget to these programs.

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

Seasonality

Lavie Bio's sale cycles are dependent on crop seasonality as growing and harvest periods depend on crop seasonality. Also, R&D activities are dependent on crop seasonality, as field trials are highly dependent on crop seasonality and the time windows for conducting such trials are rigid.

Government Regulation of our Operations and of Product Candidates

In general, the regulatory landscape in the evolving field of ag-biological products is still developing. As a result, it may face additional changes in the next few years. Complexity of regulatory processes varies between bio-stimulants and bio-pesticides and between regulatory organizations.

In the U.S., the key focus market for the ag-biological products Lavie Bio is currently developing, the Animal and Plant Health Inspection Service within the Department of Agriculture, or USDA APHIS, is responsible for importation and field release permits for ag-biological products, and the EPA is in charge of the registration of plant protection products. Most U.S. states also require certain registration processes for such products, which vary among states. Both U.S. and European regulators are in the process of establishing a more defined regulation process for bio-stimulants. Under current EPA guidance, bio-stimulants are regarded as plant inoculants, which currently does not require any regulatory action at the federal level but requires registration at the state level. Bio-pesticides require registration at both federal and the state level.

In the European Union, bio-stimulants are currently regulated as fertilizers, and bio-pesticides are regulated and registered as plant protection products.

AgPlenus Ltd.

Overview

In 2015, we initiated our activity for developing ag-chemical products as a division within Evogene, and in 2018, we announced that it had been organized under AgPlenus Ltd., a separate company, wholly owned by Evogene upon establishment. AgPlenus aims to design effective and sustainable crop protection products (crop protection refers to the science and practice of managing risks of weed, plant diseases, and insects that damage agricultural crops and forestry) by leveraging computational predictive biology and chemistry. AgPlenus’ activities focus on discovery and development of new MoA crop protection products. During 2021, AgPlenus focused its efforts on its leading herbicide products under development.

Market

According to industry publications, the crop protection chemicals market was estimated at approximately $63 billion in 2019 and is expected to grow to over $90 billion by 2026.3 Lack of available solutions for pest control and increasing resistance to existing crop protection solutions lead to a pressing need for novel crop protection products. However, due to current technological limitations and increasing regulatory requirements, the development of crop protection products is lengthy, complicated and expensive.

Competition

The ag-chemical R&D market, as described above, can be classified into four key groups of companies: (i) major seed and ag-chemical companies, such as BASF, Bayer, ChemChina and Corteva, with internal research and development units dedicated to development of ag-chemical products, (ii) mid-size ag-chemical companies, mainly Japanese companies focused on the Japanese market, that develop crop protection products, (iii) small to mid-size biotech companies that undertake new approaches to research and development of novel crop protection products, and (iv) academic and agricultural research institutions, typically focusing on early stage activities.

Business Model

AgPlenus’ business model is based on two commercialization avenues:

Licensing of product candidates – when product candidates advance towards what is referred to in the industry as a Lead, at the end of the discovery stage, or further along the development pipeline, these product candidates gain increased value and can be candidates for licensing to ag-chemical companies. A typical licensing agreement can include upfront payments, payments upon achievement of pre-defined development milestones, and royalties from product sales.

R&D collaborations – early-stage collaborations, providing a tailored product offering per partner and product type, in order to build long-term research and development relationships and to mitigate the risk associated with building an independent pipeline. A typical collaboration agreement may include R&D payments, payments upon achievement of pre-defined development milestones, and royalties from product sales, which would typically be lower than the royalties under licensing agreements.

Currently, AgPlenus’ revenues are derived from research and development payments under early-stage collaborations. In the longer term we expect that: (i) as AgPlenus’ product candidates advance through development in our partners’ pipelines, and to the extent that they are commercialized by AgPlenus’ collaboration partners, revenues are expected to include milestone payments and royalty payments; and (ii) as its internal pipeline product candidates further advance, AgPlenus will license its product candidates.

Product Development Programs

Scientific Approach

AgPlenus’ approach is based on the disruption of the traditional methods of ag-chemical discovery and optimization by implementing a target-based approach for identifying and developing new MoA crop protection products to address the growing resistance of pests (weeds, insects, and fungi) to existing commercial products. AgPlenus utilizes mainly Evogene’s ChemPass AI tech engine, as well as other advanced computational technologies and know-how, to drive its ag-chemical discovery.

AgPlenus’ approach typically begins with the computational and research-driven identification of protein ‘targets’, which are proteins that are essential to the function of performance of the relevant weed, insect or fungi. Following the identification and validation of such targets, AgPlenus identifies candidate Hits, which are chemical compounds (small molecules) that potentially inhibit these targets. AgPlenus screens candidate Hits to identify those displaying effect on the pest of focus. Hits displaying confirmed activity in the initial validation screens, enter the Hit-to-Lead process, which includes computational optimization and additional, more advanced, validation experiments.

3 Facts & Factors - https://www.globenewswire.com/news-release/2021/02/02/2168067/0/en/Crop-Protection-Chemicals-Market-Size-Share-Will-Reach-to-USD-90-Billion-by-2026-Facts-Factors.html

In addition, these capabilities are also used independently of each other to discover new Hits for known targets, to optimize an existing Hit-to-Lead and to optimize a commercial molecule.

Product Development Cycle

The product development cycle for ag-chemical products is generally comprised of several stages, described as follows:

Discovery stage

◾	Identification of Targets – identification and validation of vital targets or proteins that when inhibited (for instance by a chemical), lead to weed, insect or fungi death.

◾
Identification of Hits – screening of chemical compounds for the identification of candidate Hits that potentially inhibit identified vital targets and are capable of achieving the desired impact on the weeds, insects or fungi of interest. The discovery process includes in-silico as well as biological screening and validation activities.

◾
Hit-to-Lead process – Hits displaying confirmed activity in the initial validation screens will enter the Hit-to-Lead process, including several optimization cycles, each constructed of compound design (in our case, focusing on computational optimization), synthesis of compounds and validation experiments. This stage ends with a ‘Lead’ compound, which is a validated Hit that has confirmed activity in advanced validation screens proving field translation in initial trials.

Lead optimization

◾
In this stage, multiple field trials are conducted in diverse geographies, as well as greenhouse experiments on resistant weed biotypes and on commercial crops, and the compound structure and formulation are finalized. Lead optimization also entails initial toxicology tests, process engineering on the molecule and a significantly detailed cost of goods analysis.

Pre-development stage

◾	In this stage, field trials to validate all commercial cases are conducted, including testing product mixtures, as well as additional safety trials. This stage ends with a ‘Pre-Development’ compound.

Development, Regulation & Registration stage

◾
In the final development phases, new chemical products are registered with the proper regulatory authorities and then launched for commercialization. We expect that these last stages of development will be conducted by our collaboration partners or licensor of our product candidates.

Product Development Pipeline

The following table sets forth AgPlenus’ main internal product development programs:

Note: The table does not present product development programs undertaken with collaborators that are subject to confidentiality restrictions.

In 2021, AgPlenus reached proof-of-concept for an herbicide tolerance trait for a ‘Lead’ herbicide under its new MoA herbicide program.

Key Collaborations

Corteva – Herbicides

Overview

In March 2020, AgPlenus entered into a multi-year collaboration with Corteva for the discovery and development of novel herbicides. Under the terms of the collaboration agreement, AgPlenus and Corteva work together to optimize herbicide product candidates originating from AgPlenus’ pipeline. Successful candidates from this collaboration are expected to be further developed by Corteva.

License & Consideration

Pursuant to the collaboration agreement, Corteva obtained a worldwide, royalty-bearing, exclusive license to use and modify chemical compounds identified under the collaboration to develop and commercialize weed control products containing such compounds. Moreover, AgPlenus is entitled to research and development payments, milestone payments upon achievement of certain development milestones as well as royalty payments from sales of products developed under the collaboration.

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

Currently, AgPlenus does not have any commercialized products and therefore its revenues are not subject to variations based on seasonality. However, our expectation is that, in the future, sales cycle of the products AgPlenus develops will be dependent on crop seasonality.

Ag-Seeds Division

Overview

The global population will expand to approximately 9.7 billion, pushing food demand up 70%, by 20504,5. Our seed traits activity is focused on the development of seed traits that have a direct impact on crop productivity through the use of non-GM and GM approaches, aiming to fulfill such growing demand. We mainly target key commercial crops such as corn, soy, wheat, rice and cotton.

The activities of this division are divided into four categories: (i) yield & abiotic stress tolerance, or Y&ABST – increase crop performance and productivity by enhancing yield, tolerance to abiotic stresses such as drought, heat and salinity and fertilizer use efficiency; (ii) disease resistance – increase crop resistance to diseases such as fungi and nematodes; (iii) insect control – increase crop tolerance to pests; and (iv) quality traits – increase production of natural plant products such as pigments and anti-aging agents.

In general, we utilize several biotechnology approaches with the goal of improving plant traits, including: (i) genome editing technologies, enabling deletion or modification of specific genomic regions in the crop's genome without inserting foreign DNA to the plant, (ii) genetic modification of plants, which involves the direct manipulation of a plant’s genome by inserting a gene into the plant’s DNA, and (iii) advanced breeding methods, whereby plants with favorable characteristics are selectively crossed through genomic-guided breeding schemes.

In recent years, the CRISPR genome editing technology has been gaining popularity and is considered to have the potential to revolutionize the product development of new seed traits, while overcoming environmental and other challenges, and is expected to expand the global crop industry by $110 billion between now and 2025 with an expected growth of 25%6.

4The future of food and agriculture, trends and challenges: http://www.fao.org/3/i6583e/i6583e.pdf.
5 The United Nations World Water Development Report. Wastewater: The Untapped Resource, UNESCO. 2017: https://unesdoc.unesco.org/ark:/48223/pf0000247153.
6 CRISPR Genome-Editing- Market Opportunity And Key Players: https://research.ark-invest.com/hubfs/1_Download_Files_ARK-Invest/White_Papers/ARK%20Invest_081318_White%20Paper_CRISPR%20Opportunity.pdf?hsCtaTracking=3e9ae410-326d-4658-9a4a-fd6c4cb7b263%7Cfa54a728-0144-4138-a518-b0051eae3b7f

Market

According to industry publications, in 2020 the GM seeds market size was estimated at approximately $27.9 billion and is projected to reach to $45 billion by 2027. The GMO crops and seeds market in the U.S. were estimated at $7.5 billion in the year 2020, while China is forecast to reach a projected market size of $10 billion by the year 20277. According to industry publications, the market potential for traits addressing plant insects and diseases was estimated to be between $7.5 billion to $8.5 billion, out of which the commercial value of insect control products was approximately $4.5 billion.

Business Model

In the Ag Seeds activity, we collaborate with seed companies in the development of improved seed traits. Our partners include world-leading seed companies, including Bayer and Corteva, as well as regional seed companies such as Tropical Melhoramento & Genética S/A, or TMG. Typically, under these collaborations we perform the discovery phase, during which we discover and validate candidate trait-improving genetic elements. Subsequently, our collaborators, under license from us, test and further develop these discoveries in their product development pipelines, starting Phase I, with the goal of introducing them into commercial crop seeds. For more information on the product development pipeline, please see “—Product Development Pipeline” below.

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

Product Development Programs

Scientific Approach

The division uses our expertise in plant and bacterial science and genomics to improve commercial seed traits. Evogene’s proprietary CPB platform, specifically, the GeneRator AI, validation techniques and other capabilities enable us to identify and optimize promising genetic elements that have the potential to improve our traits of interest in target crops.

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

7 https://www.globenewswire.com/news-release/2020/09/14/2092784/0/en/Global-GMO-Crops-and-Seeds-Industry.html.

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

Product Development Pipeline

The following table sets forth our key product development programs in the AgSeeds division:

Program	Crop	Trait	Technology	Collaborator	Development Phase
Y&ABST Programs:
1	Corn	YABST	GM	Bayer	Phase I, at collaborator under license.
2	(1)	YABST	Advanced breeding	A consumer goods company (1)	Undisclosed, at collaborator under license.
Disease Resistance Programs:
1	Corn	Fusarium	GM & genome editing	Bayer	Undisclosed, at collaborator under license.
2	Soybean	Asian Soybean Rust	GM	Corteva	Undisclosed, at collaborator under license.
3	Soybean	Nematodes	Genome editing	TMG	Discovery
4	Banana	Black Sigatoka	GM	Rahan Meristem	Phase I, at collaborator under license.
Insect control Programs:
1	Corn, Soybean, Cotton	Lepidoptera	GM	Internal program	Phase I
2	Corn, Cotton	Coleoptera	GM	Internal program	Phase I
3	Soybean	Hemiptera	GM	Internal program	Phase I
__________

(1)	Crop and collaborator name not disclosed.

Key Collaborations

Bayer (originally with Monsanto)

In August 2008, we entered into a Collaboration and License Agreement with Monsanto (now Bayer, following the completion of the acquisition of Monsanto by Bayer in June 2018 and a later assignment of the agreement from Monsanto to Bayer CropScience LP), which was amended several times during collaboration and license phases.

Yield and Abiotic Stress Tolerance Program

Pursuant to the agreement, Monsanto funded a research program under which we identified and optimized genes with the potential to improve yield and abiotic stress tolerance in corn, soybean, cotton and canola, and candidate genes have entered Phase I in Monsanto's product development pipeline. In July 2017, we announced completion of candidate gene discovery stage in this collaboration.

Biotic Stress Program - Fusarium

As part of the October 2013 amendment of the agreement, we identified genes providing resistance to Fusarium, a type of fungi that is a main pathogen responsible for Stalk Rot disease in corn (a widespread, yield-reducing disease). In July 2017, we announced that we had reached an important milestone in the collaboration with the demonstration of positive Fusarium resistance results with Evogene-discovered genes. In July 2019, we announced that the collaboration was being refocused on the identification of genome editing targets for evaluation against a broad range of corn diseases.

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

Corteva (Originally with DuPont-Pioneer)

In 2011, we entered a multi-year research and development collaboration with DuPont-Pioneer (now Corteva, following the merger of Dow Chemicals and DuPont in September 2017), to improve resistance to Asian Soybean Rust, or ASR, a devastating fungal disease in soybean. We amended and expanded the agreement in October 2013. Under this collaboration, we identified relevant genes having the potential to improve in-plant resistance to ASR.

DuPont-Pioneer holds a worldwide, royalty-bearing, exclusive license to develop and commercialize soybean products containing our licensed genes. Our compensation under the agreement is in the form of milestone payments and royalty payments based on the sales of resulting products. Each party funded its expenses in performing its activities using its own resources and a grant from the Israel-U.S. Binational Industrial Research and Development Foundation, or BIRD.

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

Under the agreement, TMG obtained a worldwide, royalty-bearing license to incorporate genome edits originating from the collaboration in its soybean varieties. Evogene, on the other hand, obtains a non-exclusive, royalty-bearing license to commercialize such genome edits and soybean lines, subject to certain exclusivity restrictions. According to the agreement, each party is entitled to receive royalty payments from the other party when the products of the collaboration are commercialized. In addition, Evogene is entitled to success-based payments upon achievement of pre-defined development milestones.

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

Seasonality

In general, seasonality has limited effect on up-stream research activities, focused on computational discovery, laboratory work and greenhouse testing. Field trials, which are a central activity in more advanced development stages, is dictated by crop seasonality.

Human Health

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

Biomica focuses on the development of human-microbiome based therapies utilizing either rationally-designed microbial consortia or small molecule approaches for (i) immuno-oncology (ii) gastrointestinal inflammatory, or GI related disorders, and (iii) antimicrobial resistance, or AMR, an antibiotic resistant bacteria.

Market

Biomica’s product development is currently focused in three main markets:

Immune-Oncology

In oncology, checkpoint inhibitor antibodies, including those targeting the programmed cell death protein/ligand 1, or PD-1/PD-L1 pathways, block the tumor’s ability to suppress the immune response. They have significantly improved the treatment of many cancers. The cancer immunotherapy market size was estimated at $84 billion in 2018 and is expected to reach a market size of $243 billion by 2026 according to a report published on July 17, 2019 by Reports and Data.8

Even in cancers, where checkpoint inhibition is considered the frontline standard of care, a significant percentage of the patients do not respond to PD-1 + CTLA-4 inhibitor combination and a portion of responders relapse within a few years. In all approved cancer indications, agents with differentiated immune mechanisms of action may be complementary to checkpoint inhibitors by both augmenting existing effects and testing alternative pathways of immunotherapy in checkpoint inhibitor non-responsive tumor types and patients.

Given a growing body of literature, it is becoming increasingly clear that modulation of the gut microbiota may represent a novel and important adjunct to current anti-cancer therapeutic modalities.

GI related disorders

◾
Irritable Bowel Syndrome (IBS) is a common disorder that affects the large intestine. Signs and symptoms include cramping, abdominal pain, bloating, gas, and diarrhea or constipation, or both. It is estimated that the total market for IBS reached $1.5 billion in 2018, with 45 million patients in the U.S. alone and is expected to reach $3.3 billion in 2026[9],10. Existing drugs for IBS mainly treat the symptoms of the condition, leaving patients exposed to cycles of remission and relapse that characterize this chronic condition.

◾
Inflammatory Bowel Disease (IBD) is a group of GI diseases, mainly comprised of Ulcerative colitis and Crohn’s disease. IBDs cause long term chronic as well as severe inflammation in the gastrointestinal tract without any known cause. According to the Centers for Disease Control and Prevention, or CDC, in 2015 an estimated 3.1 million people (1.3% of the entire population) in the United States were diagnosed either with Crohn’s disease or with Ulcerative Colitis. The global IBD drug market is estimated to grow from $15.9 billion in 2018 to $22.4 billion in 2026.[11]

8 https://www.globenewswire.com/news-release/2019/07/17/1884118/0/en/Cancer-Immunotherapy-Market-To-Reach-USD-242-86-Billion-By-2026-Reports-And-Data.html.
9 https://www.grandviewresearch.com/industry-analysis/irritable-bowel-syndrome-ibs-treatment-market.
10 https://www.bloomberg.com/press-releases/2019-07-23/ibs-treatment-market-size-worth-3-3-billion-by-2026-cagr-10-1-grand-view-research-inc.
11 https://www.benzinga.com/pressreleases/19/10/ab14683304/inflammatory-bowel-disease-treatment-market-is-projected-to-reach-22-4-billion-by-2026-grand-view.

AMR (antimicrobial resistance)

◾
Clostridium Difficile Infection (CDI) – The CDC has identified CDI as one of the top three most urgent antibiotic-resistant bacterial threats in the United States. CDI is most often caused by the use of broad-spectrum antibiotics which induce dysbiosis of the microbiome causing susceptibility to infection by C. difficile, a spore forming bacterium. It is the most common cause of hospital acquired infection in the United States.

CDI is responsible for the deaths of approximately 29,000 Americans each year. Based on an epidemiological study conducted by the CDC, the incidence of CDI in the U.S. was estimated to be over 600,000. CDI space across the seven major markets of the U.S., France, Germany, Italy, Spain, the UK and Japan is set to grow from just under $630 million in 2016 to almost $1.7 billion by 2026, representing a compound annual growth rate of 10.2%. The global CDI market is expected to approach $1.7 billion by 2026.12

◾
Methicillin-Resistant Staphylococcus Aureus (MRSA) – One of the most common Staphylococcus aureus infections is caused by MRSA, which is a multi-drug resistant bacterium, responsible for several difficult-to-treat infections in humans, leading to tens of thousands of annual cases of mortality in the U.S. MRSA is the leading causative agent for hospital acquired infections and has recently been documented as community-acquired as well as livestock-acquired. Current medical treatments include broad spectrum antibiotics that are becoming increasingly ineffective. The current MRSA market was valued at approximately $922 million in 2018 and is projected to reach over $1.3 billion by 2026.[13]

Competition

The biotechnology and pharmaceutical industries are characterized by rapid growth and a dynamic landscape of proprietary therapeutic candidates. The development and commercialization of new drug and biologic products is highly competitive and is characterized by rapid and substantial technological development and product innovations. While we believe that our computational platform and microbial drug candidates, coupled with our resources and industry expertise, give us a competitive advantage in the field, we face competition from a variety of institutions, including larger pharmaceutical companies with more resources. Specialty biotechnology companies, academic research institutions, governmental agencies, as well as public and private institutions are also potential sources of competitive products and technologies.

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

Business Model

Biomica’s goal is to become a leading biopharmaceutical company developing and commercializing microbiome therapeutics to address significant unmet medical needs, through strategic collaborations with world-leading pharmaceutical companies.

12 https://www.globaldata.com/global-clostridium-difficile-infections-market-approach-1-7-billion-2026/.
13 https://www.bloomberg.com/press-releases/2019-09-24/global-methicillin-resistant-staphylococcus-aureus-mrsa-drugs-market-to-surpass-us-1-3-billion-by-2026.

Product Development Programs

Scientific Approach

Biomica aims to identify unique microbiome-based therapeutic entities through multilayered analysis and integration of high resolution big-data originating from the human gut microbiome. Employing a holistic approach, Biomica combines a profound understanding of the microbiome and its functions and their intricate relations with the human host.

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

Biomica’s discovery and development efforts are powered by the predictive, high resolution, integrative selection of microbes, or PRISM, platform, which is powered by Evogene’s MicroBoost AI engine. PRISM is a proprietary metagenomics analysis platform for functional genomics profiling, utilizing internal comprehensive databases. These databases have been specifically developed to allow the processing of large amounts of sequencing data, obtain high-resolution profiling of microbial communities both at the taxonomic and the functional levels, and correlate them with specific clinically relevant host expression and phenotypic profiles, enabling Biomica to achieve each of the below analyses:

◾	At the taxonomic level Biomica's analysis allows strain-level resolution and relies on an extensive proprietary strain database.
◾
At the functional level, Biomica's proprietary resources rely on a comprehensive catalog of microbial genes enabling mapping of an average of 90% of the functions of the human gut microbiome obtained through metagenomics sequencing.

In addition to its comprehensive computational solutions to profile the microbiome, Biomica also utilizes Evogene's ChemPass AI engine, for virtual screening of small molecular inhibitors to specifically target bacterial proteins of interest. This platform combines the physiochemical requirements for binding a specific protein target and utilizes a comprehensive proprietary database of over 20 billion known molecules for the discovery of potential therapeutics.

Product Development Pipeline

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

During 2021, Biomica continued the pre-clinical studies of BMC128, obtaining positive results, and completed scale-up development and the first GMP batch production of its drug candidate, conducted by Biose Industrie (Aurillac, France). The pre-clinical mice data showed that BMC128 administered prior to and in combination with an anti-PD1 demonstrated a 48% increase in anti-tumor objective response rate in a breast tumor model. Biomica reported additional positive pre-clinical data in the use of BMC128 in treating melanoma demonstrating the potential efficacy of its microbiome therapeutics in the treatment of different types of solid cancer tumors.

Biomica entered a clinical trial agreement with Rambam Health Care Campus for initiating a first in-human proof-of-concept for BMC128 and in January 2022 Biomica received clearance to conduct such a trial from the Israeli Ministry of Health. In 2022, Biomica expects to reach readout of this study.

GI Disorders

In the IBD program, BMC333 is an optimized consortium, which consists of four bacterial strains derived from Biomica’s BMC321 and BMC322 (rationally-designed consortia that were identified using Biomica’s computational analysis and predictive capabilities designed with specific emphasis on the anti-inflammatory activity of these strains and their potential as novel therapeutic modality for IBD). During 2021, Biomica conducted pre-clinical trials pointing to reduction of inflammation following treatment with BMC321 and BMC322. Following the insights provided by these pre-clinical studies, Biomica developed BMC333, which also underwent pre-clinical trials and demonstrated BMC333’s ability to significantly reduce intestinal tissue damage resulting from inflammation. During 2022, Biomica intends to initiate scale-up for GMP production of its drug candidate for IBD.

In the IBS program, we utilize proprietary data from several clinical trials conducted in the U.S. to develop a novel microbiome-based drug. Biomica aims to push the barriers posed by existing therapies and address the underlying cause of the disorder, rather than the symptoms, using bacteria or bacterial-associated factors affecting symptoms and underlying pathophysiology.

AMR (antimicrobial resistance)

CDI – Using Biomica's microbiome therapeutics platform, we are developing a small-molecule drug candidate (BMC201), designed to target the main toxin secreted by the bacterium and hence repair dysbiosis in the colonic microbiome in the setting of primary or recurrent CDI. BMC201 is being developed as an orally available drug.

MRSA – Biomica is engaged in a collaboration with the Weizmann Institute of Science to develop a selective treatment against antibiotic resistant strains of Staphylococcus aureus infection, in a microbiome focused approach. The company has in-licensed Prof. Ada Yonath’s, Nobel Prize laureate, work and discoveries in high-resolution crystal structure of the large ribosomal subunit of the pathogenic Staphylococcus aureus for the design and development of new types of selective, narrow spectrum antibiotics agents.

Intellectual Property

Biomica aims to protect the proprietary intellectual property that it believes is important to Biomica’s business, including seeking international patent protection for its product candidates and promptly file patent applications for new commercially valuable inventions of Biomica’s business. Biomica also relies on trade secrets to protect aspects of its business that it does not consider appropriate for patent protection. Biomica’s success will depend on its ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, as well as defend and enforce any patents that we may obtain.

Raw Materials

Biomica does not significantly rely upon any sources of raw materials for its operations.

Seasonality

Biomica’s business in general is not subject to variations based on seasonality.

Government Regulation of our Operations

The FDA and other regulatory authorities at federal, state and local levels, as well as in other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of drugs and biologics such as those Biomica is developing. Biomica, along with its contract manufacturers, will be required to navigate the various pre-clinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which it wishes to conduct studies or seek approval for its product candidates. The process of obtaining regulatory approvals and ensuring subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources.

Government Regulation of Product Candidates

The development of therapeutic products targeting the underlying biology of the human microbiome is an emerging field, and it is possible that the FDA and other regulatory authorities could issue regulations or new policies in the future affecting our microbiome therapeutics that could adversely affect Biomica's product candidates. All of Biomica's product candidates are based on microbiome therapy, a therapeutic approach that is designed to treat disease by restoring or providing the targeted functions to a dysbiotic microbiome. Biomica has not, nor to its knowledge has any other company, received regulatory approval for a therapeutic based on this approach.

Canonic Ltd.

Overview

In April 2019, we announced the establishment of Canonic, a wholly owned subsidiary, focusing on the development and commercialization of precise and stable medical cannabis products for better therapeutic effects using computational biology. In October 2021, Canonic began the commercialization of its first products in Israel.

Market

The global spending in the legal cannabis market is forecasted to reach $42 billion in 202414. In 2019 the industry saw an increase of approximately 45.7% in market size compared to 2018, reaching approximately $14.9 billion. In North America alone, the size of this market increased to greater than $13 billion in 2019 and is estimated to reach $37 billion in 202415. The global legal cannabis market is rapidly growing due to changes in regulatory acceptance and is divided into recreational and medical products. According to industry publications, the market segment attributed to medical cannabis products is estimated to be 60% of the overall market in 2024

In Israel alone, the Israeli Ministry of Health reported more than 100,000 medical cannabis patients at the end of 202116 and overall annual market of 40 tons that is estimated at an approximate market size of $260 million per year. According to industry estimations, the number of patients is estimated to triple by 202517.

Canonic has identified three main challenges in the medical cannabis market:

◾	Variety stability – Current cannabis varieties demonstrate high variability in active compound concentration and other desired traits. Patients continuously seek more reliable consistent products.

◾
Cannabinoid yield – Yield in cannabis refers to the active compounds or metabolites found in the plant. Currently, low yield leads to higher production costs and subsequently higher costs for the patients. With the increasing legalization of cannabis in more and more countries, the competition in the market is increasing, which leads to a price reduction per gram of cannabis. The decreasing selling price of cannabis has made this product more sensitive to the cost of production, making yield of active compounds per growing area a significant factor.

14 State of legal cannabis markets, 2020, the Arcview group and BDS analytics.
15 State of legal cannabis markets, 2020, the Arcview group and BDS analytics.
16 https://www.health.gov.il/Subjects/cannabis/Documents/licenses-status-september-2020.pdf (the source is in Hebrew).
17 https://www.bizportal.co.il/capitalmarket/news/article/786443 (the source is in Hebrew).

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

We believe that Canonic’s combination of assets and capabilities in the use of computational technology, together with deep understanding of plant genomics and analysis of big data, can address these challenges.

Competition

Canonic’s competitors include plant genomics companies aiming to improve the properties of medical cannabis varieties, as well as companies commercializing medical cannabis products.

Business Model

Canonic markets its medical cannabis products under its own label to pharmacies through distributors in Israel. Canonic’s medical cannabis products are sold at over 50% of all licensed cannabis pharmacies across Israel (approximately 90 out of a total of approximately 180 licensed pharmacies). After establishing its brand in the Israeli market, Canonic intends to expand its activities to Europe and North America, where it intends to collaborate with local partners.

Canonic has established a value chain from genomics to product, with certain parts of the chain, such as cultivation, production and distribution, being outsourced to contractors. Canonic aims to focus on aspects in which it has a competitive advantage, such as the development of improved cannabis varieties having commercially desirable traits. In executing its business model, Canonic has entered multiple production and distribution agreements, to support production and commercialization of its products. In Israel, Canonic has executed this strategy in 2020 and 2021, as demonstrated by the launch of its first two products.

Canonic expects to enter the European market with first products in 2023. For this purpose, Canonic intends to establish a similar go-to-market strategy as in Israel and engage with cultivators, producers, and distributers in Europe. In January 2022, Canonic announced that it has shipped a first batch of its cannabis varieties to Portugal, following receiving approval to export from the Israeli Ministry of Health and Ministry of Agriculture. In the short term, Canonic intends to grow its varieties in Portugal in a semi-commercial scale for lab testing and regulatory examinations, as required by European regulation, before initiating commercial sales. Starting in 2023, Canonic intends that the site in Portugal will be its production site for its sales to Europe.

Scientific Approach

Canonic is focused on the development of precise and stable medical cannabis products based on proprietary cannabis varieties with unique genomic profiles. Leveraging Evogene's GeneRator AI tech engine and high throughput screening capabilities, Canonic has established a unique cannabis database, which is based on its diverse genetic collection. It has so far characterized more than 1,500 cannabis lines for their genetic and chemotype phenotype. This proprietary database, coupled with genetic marker screening, has enabled the development of first cannabis varieties under the MetaYield program that exhibit desired commercial attributes.

Similar methodology will enable Canonic in its Precise program to identify genomic markers that correlate with desired active compounds in the cannabis plant, for the purpose of developing medical grade cannabis products aimed at specific clinical indications. These genomic markers, which are used to screen our varieties for desired medical traits, along with other advanced breeding techniques, reduce trial and error and guide Canonic while utilizing high throughput systems to identify leading varieties for its pre-clinical testing stage.

Product Development

Canonic's product development efforts include the following main stages:

◾
Development of varieties – pre-breeding and breeding activities of tailored cannabis varieties (i.e., selective crossing of cannabis varieties) to achieve desired properties. During this stage Canonic also performs pre-clinical trials to support and direct its medical product development pipeline.

◾	Pre-production and pre-commercialization – testing of cannabis varieties, as well as upscaling propagation and cultivation activities.

◾	Production and commercialization – production of Canonic’s products through contractors and distribution through regional distributors.

◾	Post commercial data collection – this stage includes collecting patients’ feedback on Canonic’s products in order to optimize traits and clinical effects for its future products.

Product Development Pipeline

Canonic has two product families under development.

◾
MetaYield – focused on consumer traits and enhancement of total active compounds in the plant. In this program, Canonic is developing various types of products, among which is the G-innovation series. In October 2021, Canonic began the sale of its first MetaYield products, part of G-innovation series in Israel, following positive feedback received from patients during Canonic’s pre-launch campaign:

-	G150 – marketed under the T15/C3 category (11%-19% THC[18] & 0.5%-5.5% CBD), as defined by the Israeli Ministry of Health; and

-	G200 – marketed under the T20/C4 category (17%-24% THC & 1%-7% CBD), as defined by the Israeli Ministry of Health.

Canonic is continuing the development of next generation product candidates under this family of products.

◾
Precise – focused on the enhancement of specific active compounds in the plant. The first-generation products Canonic is developing in this program target anti-inflammatory and pain management properties. Canonic is planning commercial launch of a first Precise commercial variety in 2023, in Israel.

In December 2020, Canonic announced positive results in pre-clinical studies in inflammatory and pain model systems conducted by Hadassah Medical Center and by Migal - Galilee Research Institute. The results support the identification of specific cannabis varieties with heightened anti-inflammatory and pain relief properties for Canonic’s medical cannabis Precise product line and have led to a patent application filing.

Key Agreements

Cultivation Agreement – Telcann

In December 2020 Canonic entered an agreement with Telcann Ltd, a licensed Israeli medical cannabis cultivator, for the provision of plant growth services in Israel.

Collaboration Agreement – Cannbit, a subsidiary of Tikun Olam-Cannbit

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

18 Tetrahydrocannabinol (THC) is the principal psychoactive constituent of cannabis and one of at least 113 total cannabinoids identified in the plant.

Production and Distribution Agreements – Tikun Olam Production (Israel) & Tikun Olam Supply and Distribution (Israel), subsidiaries of Tikun Olam-Cannbit

In March 2021, Canonic entered into agreements for the production and distribution in Israel of Canonic’s medical cannabis products with Tikun Olam Production (Israel) and Tikun Olam Supply and Distribution (Israel). The agreement is not exclusive for either party and consideration paid will be based on the scope of production and related services provided.

Distribution Agreement – Novolog

In August 2021, Canonic entered into an agreement for the distribution in Israel of Canonic’s medical cannabis products with Novolog. According to the agreement, Novolog distributes Canonic’s medical cannabis products in Israel through its distribution channels, on a consignment basis to licensed pharmacies, under the Canonic brand. Consideration to be paid by Canonic will be based on a percentage of sales and for related services.

Production Agreement – Cannasure

In November 2021, Canonic entered into an agreement for the production of Canonic’s medical cannabis products with Cannasure. According to the agreement, Cannsure produces Canonic’s medical cannabis products at its factory complying with good manufacturing practices, or GMP, standards of the Israeli Medical Cannabis Agency, or IMCA. The agreement is not exclusive for either party and consideration paid will be based on the scope of production and related services provided.

Intellectual Property

Canonic expects its intellectual property to include three layers:

◾
Evogene's existing patent portfolio – patents regarding the use of plant genes for the improvement of plant traits and the development of genetic markers, which is licensed exclusively to Canonic for cannabis;

◾
Breeders’ rights – plant variety protection rights to be filed for cannabis varieties developed by Canonic. During 2021, Canonic has filed breeders’ rights applications in Israel for several of its leading varieties; and

◾
Patents – relating to the therapeutic attributes of active compounds within the cannabis plant, resulting from pre-clinical or clinical trials conducted by Canonic. During 2021, Canonic has filed a provisional patent application for the pre-clinical activity of the Precise products under development.

Raw Materials

Canonic is producing its own reproductive materials, and therefore it does not rely on external sources for that matter.

Seasonality

Canonic’s cultivation activities are performed under controlled environments, which permit cultivation year-round, although in wintertime crop yield and active compound concentration may be negatively affected.

Government Regulation of our Operations and Product Candidates

All cannabis related activities in Israel (including R&D, cultivation, manufacturing, distribution, import and export) are regulated by the IMCA. Every company with cannabis-related activity in Israel is subject to the IMCA’s regulation and is required to obtain annually the relevant IMCA certifications for its activities. Relevant certifications may include one or more of the following: (i) Good Security Practice, or GSP, (ii) Good Agriculture Practice, or GAP, (iii) Good Manufacturing Practice, or GMP, (iv) Good Distribution Practice, or GDP, (v) Good Consumption Practice, or GCP, and (vi) Good Waste Disposal Practice, or GWDP, depending on the specific activity undertaken by the company. In order to be eligible for a certain certification, a company may be required to obtain certain preliminary approvals or licenses.

Canonic operates under the IMCA’s guidelines and has received GSP certification, approval for its R&D work plan, as well as IMC-GAP certification for its propagation farm. In addition, Canonic has obtained relevant possession licenses, seed import permits and seedlings export permits.

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

Industrial Applications

Casterra Ag Ltd.

Overview

Our activities related to castor beans were initiated in 2007 and in 2012 were organized under a wholly owned subsidiary, originally named Evofuel Ltd., and in 2019 re-named Casterra Ag Ltd., or Casterra. Casterra focuses on the development of an integrated solution for castor cultivation, including advanced non-GMO high-yielding castor bean varieties, growth protocols, and compatible agricultural machinery. Casterra’s main target market is Brazil, where large scale castor agriculture and industry are well established, and it is also active in other selected markets.

Market

Castor beans are grown today for their high-quality oil, which is used for the production of bio-polymers and lubricants for various industries such as the cosmetics, electronics, automotive and aerospace industries. Currently treated as a “low-tech” crop in its key production areas around the world (for example, in India the castor bean is grown using traditional techniques such as hand picking), according to industry estimations, the castor oil extracted from the castor bean plant may hold great promise as an input for industrial markets. According to industry publications, the castor oil market is expected to witness market growth at a rate of 6.7% between 2021 to 2028 and is expected to reach $3 billion by 2028.19

Competition

Casterra’s competition includes a few relatively small companies that supply castor seeds to growers worldwide. During 2021, Casterra improved its competitive advantage by developing a proprietary dehulling machine for castor grain.  Farmers who use Casterra’s castor seed varieties gain access to Casterra’s dehulling machine as well as to a mechanical harvester developed and marketed by Casterra’s partner.

Business Model

Casterra’s business model is to sell proprietary improved castor seed varieties, together with targeted agro-technical growth protocols, to castor growers. These seed varieties and growth protocols are adapted and targeted to localized characteristics. Casterra’s offering includes high yielding varieties with plant structure suitable for mechanized harvest, best practices for large-scale castor growing, and advanced compatible mechanical harvest and dehulling solutions.

Key agreements

Fantini s.r.l.

In October 2018, Casterra announced a breakthrough achieved in the mechanical harvesting of castor beans with Fantini s.r.l., or Fantini, a leading manufacturer and distributor of agricultural equipment. The lack of an available solution for mechanical harvesting has been a major challenge in the conversion of castor to a fully modernized commercial crop, and the combination of the Fantini's harvester with Casterra’s proprietary varieties demonstrated significant improvement in yield loss in field trials. The harvester is commercialized by Fantini to Casterra’s global partners.

19 https://www.databridgemarketresearch.com/reports/global-castor-oil-market.

Intellectual Property

Casterra’s policy is to register relevant castor varieties in destination territories. To date Casterra has registered several of its varieties in several Latin America countries, including Brazil. In addition, Casterra filed a patent application with respect to the dehulling machine it developed.

Government Regulation of our Operations

Casterra’s activities in Israel in the field of seeds are regulated by the Israeli Ministry of Environmental Protection. Pursuant to these regulations, Casterra is required, among other things, to obtain toxins permits, which allow it to conduct experiments using “hazardous materials,” as such term is defined in the applicable regulations, and to follow specific rules regarding waste disposal. Violation of these regulations may expose Casterra to criminal penalties, administrative sanctions and responsibility to compensate those injured for any environmental damages.

Government Regulation of Product Candidates

All seed production designated for export to Casterra's partners is subject to field and warehouse inspection by the regulator in the country of destination for compliance with the local regulations, including sampling and inspection for pests and diseases.

Raw Materials

Casterra does not significantly rely upon any sources of raw materials for its operations.

Seasonality

Casterra’s castor seed business in general, and revenues in particular, generated from sales of castor seeds and related agro-technical services to local castor growers, are subject to variations based on crop seasonality. The timing of Casterra’s seed production, as well as the delivery of castor seeds to its partners and revenue recognition with respect to such seed sales, derive substantially from the seasonality of castor growing in the locations where it produces seeds and in its target markets.

C.           Organizational Structure

The legal name of our company is Evogene Ltd. and we are organized under the laws of the State of Israel. As of the date of this report, we held directly and indirectly the percentage indicated of the outstanding capital stock of the following significant subsidiaries:

Name of Subsidiary	Jurisdiction	Ownership Interest
AgPlenus Ltd.	Israel	98.3% (1)
Biomica Ltd.	Israel	93.2% (2)
Canonic Ltd.	Israel	100%
Casterra Ag Ltd. (formerly known as Evofuel Ltd.).	Israel	100%
Lavie Bio Ltd.	Israel	70.7% (3)

(1)	The remaining 1.7% of AgPlenus Ltd.’s outstanding share capital is held by AgPlenus’ former Chief Executive Officer and current director as a result of exercise of options.
(2)	The remaining 6.8% of Biomica Ltd.’s outstanding share capital is held by Biomica's Chief Technology Officer.
(3)
The remaining 29.3% of Lavie Bio Ltd.’s outstanding share capital is held by (i) Pioneer Hi-Bred International, Inc. (also known by the name Corteva), who holds 27.3%, and (ii) Lavie Bio’s former Chief Executive Officer, who holds 2.0% as a result of exercise of options.

D.           Property, Plants and Equipment

Our principal facility is located in Rehovot, Israel and consists of 3,209 square meters (approximately 34,500 square feet) of leased office space accommodating our corporate offices and our molecular, microbial and crop protection labs. The lease for this facility will expire December 31, 2024. A portion (500 square meters, or approximately 5,382 square feet) of the leased space is subleased to two unaffiliated companies.

We perform most of our testing in plants, or in-planta testing, at our “Evogene Farm”, located on two adjacent lots that we lease outside Rehovot, which also hosts Canonic’s cannabis R&D facility. The first lease covers approximately 13,500 square meters (approximately 145,000 square feet) of land, and expires on July 21, 2025, and we hold an option to renew such lease for an additional 36-month period. The second lease covers approximately 10,000 square meters (approximately 108,000 square feet) of land and expires on May 14, 2026, and we hold an option to renew such lease for an additional 24-month period.

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

Until October 2021, we leased approximately 5,750 square feet lab facility in BRDG Park, at the Donald Danforth Plant Science Center in St. Louis, Missouri, of which approximately 1,200 square feet were subleased since December 2017. Starting March 2020, the facility accommodated the activities of Lavie Bio Inc., a wholly owned subsidiary of our subsidiary Lavie Bio. As of October 2021, Lavie Bio Inc. moved its operations to a subleased research and development facility located in the City Foundry STL Project in St. Louis, Missouri, consisting of approximately 4,050 square feet, under a three-year sublease agreement, expiring on September 30, 2024.

Unless otherwise stated, all of our facilities are fully utilized. We have no material tangible fixed assets apart from the leased properties described above. We believe that our currently leased facilities meet our needs for the short and mid-terms.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with our consolidated financial statements as of, and for the year ended, December 31, 2021 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS as issued by the IASB. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information—D. Risk Factors” and “Special Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

Summary

We are a leading computational biology company aiming to revolutionize life-science product development across several market segments, including human health, agriculture, and other industries, by utilizing cutting edge computational technologies.

The main challenge in product development in the life science industry is finding the winning candidates out of a vast number of possible prospects that address a complex myriad of criteria to reach successful products. We believe that by utilizing an advanced computational biology platform to identify the most promising candidates addressing multiple development challenges towards successful life-science products, we can increase the probability of success while reducing time and cost.

To achieve this mission, we established our unique Computational Predictive Biology, or CPB, platform, leveraging big data and artificial intelligence and incorporating deep multidisciplinary understanding in life sciences. The CPB platform is the basis for three technology engines, each focused on the direction and acceleration of the discovery and development of products based on one of the following core components: Microbes – MicroBoost AI, Small molecules – ChemPass AI, Genetic elements – GeneRator AI.

We use our technological engines to support the development of products for the life science industry through dedicated subsidiaries and with strategic partners. Currently, our main subsidiaries utilize the technological engines to develop human microbiome-based therapeutics by Biomica, medical cannabis products by Canonic, ag-chemicals by AgPlenus and ag-biologicals by Lavie Bio.

Since 2015, the Company’s main business model is product development through specific market-oriented divisions. At that time, Evogene began using its technology to develop its own product pipelines, each focusing on a specific industrial segment. When such a division and product pipeline reach a certain level of maturity, the activity is spun into a dedicated subsidiary.  Each subsidiary focuses on continued development of its pipeline and adding new products to its commercial offering, while using Evogene's technology as its core competitive advantage.

Currently, Evogene has four main subsidiaries, each focused on a different type of product and target market. Each subsidiary has its own board of directors, management team, scientific advisory board, research and development, or R&D, and business development teams that focus on developing its own pipeline and go-to-market activities. At the same time, each subsidiary benefits from using Evogene’s technology under an exclusive license from Evogene to use the CPB platform’s discovery and development engines that are relevant to the subsidiary’s field of activity. The terms of these licenses provide that the subsidiary owns the discoveries and product candidates that result from the utilization of the CPB platform, while Evogene retains all rights to the CPB platform itself. According to the characteristics of the end-market, the subsidiaries can decide to commercialize their products independently or in collaboration with partners.

Another business model, which was our main business model until 2014, is product development through collaborations. In this business model Evogene engages with partners for joint development of defined products, requested by the partners. In this frame, Evogene typically conducts the initial R&D activity, discovery and early-stage development, while later stage development and commercialization are carried out by the partner. Under this model, Evogene’s potential revenues include R&D funding for activities that Evogene conducts in the collaboration, milestone payments for when the candidates advance in our partners’ pipelines and revenue sharing from the end-product.

Until 2014, Evogene engaged in several collaborations of this type with Bayer, Monsanto, DuPont and Syngenta, focused on improving seed traits using genetic modification, or GM, approach. Today, Evogene has a number of smaller scale collaborations, and we aim to engage in additional collaborations in the future.

Given the broadly applicable capabilities of our technology, as provided through our three engines, we can potentially enhance and improve product development in a variety of life science industries, including human health and agriculture. Today, Evogene is applying its MicroBoost AI engine to direct and accelerate the discovery and development of two types of products: human-microbiome based therapeutics in human health and ag-biological products in agriculture.  The ChemPass AI engine is used for the discovery and development of two types of products:  drugs based on small molecules in human health and ag-chemicals, such as herbicides and insecticides, in agriculture. The GeneRator AI engine is mainly applied for the discovery and development of medical cannabis products in human health and improved seed traits in agriculture.

As described above, since 2015 Evogene has used its three engines to develop diverse product types through dedicated divisions and subsidiaries. In the area of human health, we established two subsidiaries: Biomica, focusing on developing microbiome-based therapeutics, and Canonic, focusing on developing medical cannabis products. In Agriculture, we established two subsidiaries: Lavie Bio focusing on developing ag-biologicals and AgPlenus focusing on ag-chemicals. In other industries, we established one subsidiary, Casterra, focusing on developing ag-solutions for castor oil production.

Key Performance Indicators

Revenues

Our revenues are principally derived from research and development payments under our collaboration agreements and related arrangements with our collaborators. Some of our agreements with collaborators also provide for success-based payments, such as milestone payments paid by our collaborators upon the occurrence of certain specified events and royalty revenues based on the sales or transfer of products our collaborators develop that contain, or are based on, our discoveries, which we license to them. We have not yet generated revenues from royalty payments. In October 2021, Canonic, our subsidiary in the field of medical cannabis, began the commercialization of its first products to pharmacies in Israel.

Breakdown of Revenues by Operating Segment:

The following table presents a breakdown of net revenues by operating segment for the periods indicated.

	Year ended December 31,
Operating Segment:	2021	2020	2019
	(U.S. dollars, in thousands)
Agriculture	$628	$862	$651
Industry	40	33	26
Human	183	75	-
Unallocated	79	70	76
Total	$930	$1,040	$753

Geographical Breakdown of Net Revenues

The following table presents net revenues by geographic breakdown of customers as a percentage of our total net revenues for the periods indicated. This data refers to the location of the customer and does not take into consideration the location of the end-user (to the extent it is different).

	Year ended December 31,
Geographical Region:	2021	2020	2019
United States	56%	65%	33%
Israel	38%	22%	35%
Brazil	2%	11%	28%
Other	4%	2%	4%
Total	100%	100%	100%

Cost of Revenues

Cost of revenues primarily consists of development costs incurred in conjunction with our collaborations, which include: salaries and related personnel costs for our research and development employees working on the collaborations; payments to third party suppliers that assist us in producing genomic data; and the cost of disposable materials (such as seeds, laboratory supplies, fertilizer, water and soil), and expenses related to retaining advisors, who primarily consist of biological experts.

Operating Expenses

Research and Development Expenses, net: Research and development expenses primarily consist of costs related to our internal or independent research and development activities, as opposed to development costs incurred in connection with our collaborations (which are included in cost of revenues). These independent activities of ours include the further development of our product pipeline, enhancement and expansion of our CPB platform and improvement of our computational, scientific and validation technologies, know-how and capabilities used by our subsidiaries and product divisions. Research and development costs include: salaries and related personnel costs (including share-based compensation); payments to third party suppliers and subcontractors, including scale-up development of GMP batch production of drug candidate, field-trials and pre-clinical studies carried out by third parties; cost of disposable materials; expenses associated with participation in professional conferences; operational overhead costs, which include costs related to leasing and operating our office, laboratory facilities and greenhouses; depreciation of property, plant and equipment; and amortization of intangible assets. Expenses related to our intellectual property, such as legal and other costs associated with patent applications, are also included as research and development expenses. We expect that our research and developments expenses will increase during 2022 due to the expected advancement in the pipeline of our subsidiaries and expansion in our product development activities.

Business Development Expenses: Business development expenses consist of costs primarily related to commercialization activities of our subsidiaries for product launch and maintaining our relationships with our collaborators and establishing new collaborations. These costs include salaries and related personnel costs (including share-based compensation) and expenses related to legal and professional services. We expect our business development expenses will increase during 2022 due to expansion of our commercialization efforts. Travel expenses and other related expenses may increase if COVID-19 ceases to be a global pandemic.

General and Administrative Expenses: General and administrative expenses mainly consist of salaries and related personnel costs (including share-based compensation) for our general and administrative employees; legal, D&O liability insurance, and professional services; expenses related to HR activities and employee benefits and welfare; expenses for consulting; and other expenses associated with being a U.S. publicly listed company. We expect that our general and administrative expenses will remain at the current level during 2022.

In view of the COVID-19 pandemic, which has disrupted our operations since March 2020, we adjusted our work plans and budget, reducing and delaying certain activities. The impact of these changes has been minimal and by the end of 2020 and during 2021 we had resumed our full activities. With respect to 2022, we expect that the impact of the COVID-19 pandemic on our operations (assuming the pandemic to be at the level as of the date of this annual report) will be minimal.

Financing Income and Expenses

Financing income primarily consists of interest income on our cash bank deposits and securities; income related to a revaluation of the marketable securities we hold, which consist of money market funds, corporate bonds and government treasury notes; and foreign currency exchange income.

Financing expenses primarily consist of issuance expenses and revaluation of pre-funded warrants issued as part of our November 2020 $12 million fundraising; expenses related to bank charges and commissions; expenses related to a revaluation of the marketable securities we hold; interest expense for our operating lease liability; and foreign currency exchange expense. The interest due on government grants is also considered a financial expense and is recognized beginning on the date on which we receive the grant until the date on which the grant is expected to be repaid.

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carryforward tax losses totaling approximately $164 million as of December 31, 2021, to be carried forward indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel for the foreseeable future, until we have taxable income after the full utilization of our carryforward tax losses.

Our U.S. subsidiaries, Evogene Inc., Lavie Bio Inc., Lavie Bio Tec Inc., Taxon Biosciences Inc.  and AgPlenus Inc. are subject to U.S. income taxes. In 2021, the tax rates applicable to those companies were approximately 21% and 6.5% (federal tax and state tax, respectively, where those companies operate).

Segment Data

We divide our operations into three operating segments – agriculture, human health and industrial applications, as follows:

◾
Agriculture: our agriculture segment includes our division and subsidiaries engaged in agricultural activities, including seed traits activity, ag-chemicals activity (through our subsidiary AgPlenus) and ag-biologicals activity (through our subsidiary Lavie Bio).

◾
Human Health: our human health segment focuses mainly on discovery and development of human microbiome-based therapeutics (through our subsidiary Biomica) and cannabis activity (through our subsidiary Canonic).

◾	Industrial Applications: our industrial applications segment focuses on the development and commercialization of improved castor bean seeds for industrial uses (through our subsidiary Casterra).

The following table presents our revenues and operating loss by segment for the periods presented:

	Agriculture	Industrial Applications	Human Health	Unallocated	Total
		(in thousands)
Year ended December 31, 2021
Revenues	$628	$40	$183	$79	$930
Operating loss	(12,248)	(169)	(10,087)	(8,449)	(30,953)
Year ended December 31, 2020
Revenues	$862	$33	$75	$70	$1,040
Operating loss	(8,687)	(333)	(4,669)	(11,125)	(24,814)
Year ended December 31, 2019
Revenues	$651	$26	$-	$76	$753
Operating loss	(10,062)	(419)	(3,219)	(7,466)	(21,166)

A.           Operating Results

The following table sets forth our overall results of operations (on an unsegmented basis) for the years ended December 31, 2019, 2020 and 2021. The below discussion of our results of operations omits a comparison of our results for the years ended December 31, 2019 and 2020. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Comparison of Period-to-Period Results of Operations” in our Annual Report on Form 20-F for the year ended December 31, 2020, which we filed with the SEC on April 2, 2021.

	2021	2020	2019

Consolidated Statements of Comprehensive loss:
(U.S. dollars, in thousands)
Total Revenues	$930	$1,040	$753
Cost of revenues	767	574	334
Gross profit	163	466	419
Operating Expenses:
Research and development, net	21,125	17,287	15,791
Business development	2,738	2,672	2,029
General and administrative	7,253	5,321	3,765
Total operating expenses	31,116	25,280	21,585
Operating loss	(30,953)	(24,814)	(21,166)
Financing income	1,935	1,591	2,630
Financing expenses	(1,414)	(2,951)	(555)
Loss before taxes on income	(30,432)	(26,174)	(19,091)
Taxes on income	13	32	24
Loss	$(30,445)	$(26,206)	$(19,115)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our total revenues decreased by $0.1 million, or 10.6%, to $0.9 million for the year ended December 31, 2021 from $1.0 million for the year ended December 31, 2020. The decrease was primarily related to a decrease in the revenues in the agriculture segment, partially offset by revenues from initial product sales in the human health segment.

Cost of Revenues

Cost of revenues increased by $0.2 million, or 33.6%, to $0.8 million for the year ended December 31, 2021 from $0.6 million for the year ended December 31, 2020. The increase was primarily related to an increase in the revenues in the human health segment as well as changes in the composition of our revenues under our collaboration agreements in the agriculture segment.

Gross Profit

Gross profit decreased by $0.3 million, or 65.0%, to $0.2 million for the year ended December 31, 2021 from $0.5 million for the year ended December 31, 2020, due to the combined impact of changes in our revenues and cost of revenues, as described above~~.~~

Operating Expenses

Research and Development Expenses, Net. Research and development expenses increased by $3.8 million, or 22.2%, to $21.1 million for the year ended December 31, 2021 from $17.3 million for the year ended December 31, 2020. This increase was attributable to payments made to third parties for (i) pre-clinical studies conducted for Biomica, (ii) Biomica’s GMP microbe drug production for its first-in-human proof-of-concept study in the immuno-oncology program; (iii) field trials conducted in target locations for Lavie Bio and (iv) a decrease in participation in respect of government grants to cover certain research and development expenses.

Business Development Expenses. Business development expenses increased by $0.1 million, or 2.4%, to $2.73 million for the year ended December 31, 2021 from $2.67 million for the year ended December 31, 2020. This increase was attributable to our subsidiaries’ efforts to commercialize their products.

General and Administrative Expenses. General and administrative expenses increased by $2 million, or 36.3%, to $7.3 million for the year ended December 31, 2021 from $5.3 million for the year ended December 31, 2020. This increase was attributable to (a) the impact of an industry-wide increase in the cost of D&O liability insurance and (b) an increase in salary-based expenses due to an increase in market demand for highly skilled workers.

Financing Income and Expenses

Financing Income. Financing income increased by $0.3 million, or 21.6%, to $1.9 million for the year ended December 31, 2021 from $1.6 million for the year ended December 31, 2020. This increase was attributable to the change in the fair value of marketable securities and exchange rate differences between the USD and NIS.

Financing Expenses. Financing expenses decreased by $1.6 million, or 52.1%, to $1.4 million for the year ended December 31, 2021 from $3.0 million for the year ended December 31, 2020. This decrease was primarily attributable to the revaluation of pre-funded warrants in 2021.

Taxes on Income

For the years ended December 31, 2021 and 2020, we recorded insignificant amounts for taxes on income in Israel and an insignificant amount of taxes with respect to U.S. subsidiaries.

Loss

The amount of our overall loss increased by 16.2% to $30.4 million for the year ended December 31, 2021, from $26.2 million for the year ended December 31, 2020. This increase reflected the cumulative effect of all of the above-described line items from our consolidated statements of comprehensive loss.

B.           Liquidity and Capital Resources

Our working capital requirements generally reflect the growth in our business and have historically been provided by cash raised from our investors, payments from our collaborators and government grants. As of December 31, 2021, we had cash, short term bank deposits and marketable securities of $53.9 million, of which $29.6 million were attributable to equity financing, net, and working capital of $50.0 million, which is calculated by subtracting our current liabilities from our current assets. As of December 31, 2021, we had $4.3 million of outstanding long-term indebtedness related to government grants.

Capital Resources

In 2021, our primary sources of liquidity were cash on hand, cash proceeds raised from public offering of our ordinary shares and the exercise of options, proceeds from collaboration agreements and revenues from the selling of medical cannabis products. We used these funds primarily to finance our business operations.

Public Offerings of Ordinary Shares

Cantor Controlled Equity OfferingSM Sales Agreement

On January 14, 2021 and February 19, 2021, we entered into Controlled Equity OfferingSM  Sales Agreements, or the January Sales Agreement and February Sales Agreement, respectively, with Cantor Fitzgerald & Co., or the Agent, pursuant to which the Company could offer and sell, from time to time, its ordinary shares, through the Agent in an ATM offering, as defined in Rule 415(a)(4) promulgated under the Securities Act, for aggregate offering price of up to $28.0 million and $50.0 million, respectively. In February 2021, we completed the sales of ordinary shares under the January Sales Agreement and issued 3,803,594 ordinary shares, with a weighted average selling price of $7.36 per share, resulting in gross proceeds of approximately $28 million. Subsequently the company entered into the February Sales Agreement. As of December 31, 2021, we sold 726,832 ordinary shares with a weighted average selling price of $3.64 per share, resulting in gross proceeds of approximately $2.6 million. We are not obligated to make any sales of ordinary shares under the February Sales Agreement and no assurance can be given that we will sell any ordinary shares under such agreement, or, if we do, as to the price or number of such shares that we will sell or the dates on which any such sales will take place.

Registered Direct Offerings

On September 2, 2020, we issued 5,882,353 ordinary shares in a registered direct offering. Each ordinary share was sold at $1.70 per share resulting in gross proceeds of $10 million. On November 2, 2020, we completed a second registered direct offering with certain institutional investors for the purchase of 3,920,000 ordinary shares at a share price of $2.50 per ordinary share and 883,534 pre-funded warrants with an exercise price of $0.01 per share at price of $2.49 per warrant (which were exercised in the beginning of January 2021), resulting in gross proceeds of $12 million.

Shelf Registration Statement

On February 19, 2021, we filed a shelf registration statement on Form F-3 with the SEC under which we may offer and sell from time to time in one or more offerings, our ordinary shares, debt securities, rights, warrants and units having an aggregate offering price of up to $200 million. We registered up to $50 million under this Form F-3 in connection with for the February Sales Agreement. We may seek additional capital or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

Collaboration Agreements

Under our R&D collaboration agreements, our revenues typically include R&D funding for activities that we conduct in the collaboration, as well as milestone payments for when the candidates advance in our partners’ pipelines and revenue sharing from the end-product.

We expect that our sources of liquidity for 2022 will include cash on hand, proceeds raised from the public offering of our ordinary shares and the exercise of options, proceeds from collaboration agreements and revenues from the selling of medical cannabis products, cash held in our bank accounts, including bank deposits and marketable securities, proceeds generated from agreements with collaborators, proceeds from grants and financing transactions.

In the future, cash may serve us in effecting M&A transactions for achieving inorganic growth in our different segments of operation. We believe that our existing cash as of December 31, 2021 will be sufficient to meet our projected cash requirements for at least 12 months. Nevertheless, in order to accelerate our subsidiaries growth and to strengthen their position as independent companies, we are in different levels of discussions with potential strategic and financial investors towards potential fundraisings.

Although we have sufficient cash, cash equivalents, short-term bank deposits, and marketable securities that we believe will enable us to fund our operations during the next 12-month period at current annual expenditures, our ability to fund our capital needs depends on our ongoing ability to generate cash from existing and future collaborations, our revenues, and from our ability to raise additional funds. To the extent that existing cash, and cash equivalents, short-term bank deposits, and marketable securities are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing. Additional funds may not be available when we need them on terms that are acceptable to us, or at all.

If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

Cash Flows

The following table presents the major components of net cash flows used in or provided by (as applicable) operating, investing and financing activities for the periods presented. For a discussion of our net cash flows for the year ended December 31, 2019, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Cash Flows” in our Annual Report on Form 20-F for the year ended December 31, 2020, which we filed with the SEC on April 2, 2021:

	2021	2020	2019
(U.S. dollars, in thousands)
Net cash used in operating activities	$(24,716)	$(19,514)	$(17,666)
Net cash provided by (used in) investing activities	(20,566)	9,415	37,139
Net cash provided by financing activities	30,276	20,374	9,306
Exchange rate differences - cash and cash equivalents balances	1,102	1,206	159
Increase (decrease) in cash and cash equivalents	$(13,904)	$11,481	$28,938

Cash Used in Operating Activities

Cash used in operating activities for the year ended December 31, 2021 was $24.7 million and primarily reflects our overall loss of $30.4 million, as adjusted downwards to eliminate certain non-cash items that were taken into account in calculating, and that increased, our overall loss, including $2.6 million of share-based compensation expenses, $1.3 million of depreciation expenses and $0.9 million amortization of intangible assets and the movement in balance sheet items of $1.7 million. These downwards adjustments to cash used were partially offset by $0.9 million of non-cash net financing income.

Cash used in operating activities for the year ended December 31, 2020 was $19.5 million and primarily reflected our overall loss of $26.2 million, as adjusted downwards to eliminate certain non-cash items that were taken into account in calculating, and that increased, our overall loss, including $4.1 million of share-based compensation expenses, $1.8 million of depreciation expenses, $1.0 million of net financing income, and $0.9 million amortization of intangible assets. These downwards adjustments to cash used were partially offset by the movement in balance sheet items, including an increase in other receivables of $1.3 million.

Cash Provided by (Used In) Investing Activities

Cash used in investing activities was $20.6 million for the year ended December 31, 2021. That primarily reflects $23.1 million of net cash invested in the purchase of marketable securities, $1.0 million of cash withdrawal from bank deposits and $0.8 million of cash used for the purchase of property, plant and equipment, offset by $4.4 million of net cash proceeds from the sale of marketable securities.

Cash provided by investing activities was $9.4 million for the year ended December 31, 2020. That primarily reflects $2.1 million of net cash proceeds from the sale of marketable securities and $8.0 million of cash withdrawal from bank deposits, partially offset by $0.7 million of cash used for the purchase of property, plant and equipment.

Cash Provided by Financing Activities

Cash provided by financing activities was $30.3 million for the year ended December 31, 2021. That was primarily attributable to $29.6 million of cash provided by the sale of newly-issued ordinary shares in connection with the Controlled Equity OfferingSM Sales Agreements, the net proceeds of government grants of $0.8 million and $0.5 million proceeds from exercise of options, partially offset by $0.6 million for the repayment of an operating lease liability.

Cash provided by financing activities was $20.4 million for the year ended December 31, 2020. That was primarily attributable to $18.7 million of net cash provided by the sale of newly issued ordinary shares, $2.0 million for the sale of pre-funded warrants and the net proceeds of government grants of $0.3 million, partially offset by the use of $0.6 million for the repayment of an operating lease liability.

Government Grants

Our research and development efforts have been financed, in part, through grants from IIA, BIRD, CIIRDF and the EU. From our inception through 2021, we received grants totaling $8.6 million (including accrued interest) from the IIA, and repaid $3.5 million, in respect of refundable projects. We also received an additional $4.3 million from the IIA in respect of several non-refundable projects. We have received grants totaling approximately $1 million (linked to the U.S. Consumer Price Index) from BIRD and have repaid $0.5 million, whereas the amount of $0.4 million of grants from BIRD have been cancelled, as we decided to withdraw from the relevant project, as detailed in Note 12 to the financial statements included in this annual report under Item 18. We have received grants totaling $1.1 million from the EU, which are not required to be repaid. As of December 31, 2021, we had two active research grants under which we have received funding from the IIA.

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

In June 2020, we announced participation in a three-year workplan, IIA-sponsored CRISPR-IL Consortium to develop an artificial intelligence based, end-to-end system for genome-editing to be used in multi-species including human, plant, and certain animal DNA, applicable to market segments in pharma, agriculture and aquaculture. In addition to Evogene, the CRISPR-IL Consortium consists of several Israeli industrial companies and academic institutions. The goal of the consortium is to develop an artificial intelligence-based system, “Go-Genome”, providing users improved genome-editing workflows. The system aims to provide end-to-end solutions, from user interface to an accurate measurement tool. The total budget for the consortium was approved for the first 18 months in an amount of approximately $10.2 million, of which approximately $1.3 million was allocated to us. After the first 18 months, the consortium was extended to an additional 18 months with an approved budget allocated to the Company of $1.8 million. Participation in the IIA-sponsored consortium programs as described above does not obligate us to pay royalties to the IIA; however, the know-how developed in such consortium programs is subject to the provisions and restrictions under the Innovation Law.

In March 2020 and March 2021, Lavie Bio obtained an IIA approval to receive a grant for its third and fourth year programs, respectively, for bio fungicides for mildew in fruit and vegetables. The total approved budgets for each of the third and fourth year programs were NIS 3.9 million (approximately $1.1 million for the third year and approximately $1.2 for the fourth year).

In 2020, AgPlenus obtained IIA approval to receive a grant for its first-year program for development of novel herbicides. The total budget was approved for NIS 3.1 million (approximately $1.0 million).

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

EU Grant

In early 2016, a grant application for a consortium for research in photosynthesis in which we participate within the EU Horizon 2020 Program for Research and Innovation was confirmed. The consortium’s research program is focused on an innovative approach to modulate photosynthesis related pathways aiming to improve photosynthetic efficiency. Beyond us, the consortium includes academic institutions such as the Max Planck Institute of Molecular Plant Physiology and the Institute of Terrestrial Microbiology, the Weizmann Institute of Science, and the Imperial College of Science, Technology and Medicine. Overall, we received a total amount of €0.9 million for our participation in the consortium during the five-year project.

C.           Research and Development, Patents and Licenses, etc.

We continuously invest, and have for at least the last three years historically invested, in maintaining the technological capabilities of our CPB platform, which includes tailored ‘big-data’ databases, interconnected data hubs and proprietary analysis and prediction algorithms. We also maintain laboratories, greenhouses and fields for conducting biological validation activities for our computational predictions.

Our ongoing research and development activities are funded mainly by internal resources, collaboration research and development payments and governmental grants. As of December 31, 2021, 96 of our employees, representing approximately 72% of our entire work force, were engaged in research and development on a full-time basis. For more information regarding our research and development activities, intellectual property and licenses, please see Item 4.B. “Information on the Company—Business Overview.”

D.           Trend Information

D&O insurance

In recent years we experienced an increase in the cost we incur for procuring D&O liability insurance, resulting from a general increase in the cost of D&O liability insurance for smaller, dual-listed public companies such as us. This general increase has been tied to perceived heightened levels of risk for D&O insurers. Insurers have been increasing their level of compensation, in the form of premiums, which they believe have not been commensurate with the risk being taken by them. In parallel, there has been an increase in the amounts of the deductibles payable by public companies in situations in which an insurable event occurs. If this trend continues, it will increase our operational expenses and have a negative effect on our financial results.

Exchange rate

A significant portion of our expenses is denominated in currencies other than the U.S. dollar. The Company is therefore subject to non-U.S. currency risks and non-U.S. exchange exposure, especially the NIS. Exchange rates can be volatile and a substantial change of foreign currencies against the U.S. dollar could increase or reduce the Company’s expenses and net loss and impact the comparability of results from period to period. The devaluation of the U.S. dollar against the NIS was 3.3%, 7.0% and 7.8% in 2021, 2020 and 2019, respectively. For example, for the year ended December 31, 2021, assuming a 10% devaluation of the U.S. dollar against the NIS, we would have experienced a decrease in our net loss of approximately $1.3 million, while assuming a 10% appreciation of the U.S. dollar against the NIS, we would experience an increase in our net loss of approximately $1.3 million.

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

E.           Critical Accounting Estimates

Application of Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in conformity with IFRS. Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements included elsewhere in this annual report. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities. We base our estimates upon various factors, including past experience, where applicable, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and could have a material adverse effect on our reported results.

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

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations such as licenses, services, royalties and milestone events require an allocation of the transaction price to each performance obligation based on a relative standalone selling price, or SSP, basis. The Company establishes SSP based on management judgment, considering internal factors such as margin objectives, pricing practices and historical sales.

Revenues from milestone events stipulated in the agreements are recognized upon the occurrence of event or achievement of the milestone specified in the agreement.

Share-Based Compensation

We account for share-based compensation in accordance with the fair value recognition provision of IFRS guidance on share-based compensation. Under these provisions, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Share-based compensation expense was $2.6 million, $4.1 million and $1.6 million in 2021, 2020 and 2019, respectively. We selected the binomial option-pricing model as the most appropriate method for determining the estimated fair value of our share-based compensation. The determination of the grant date fair value of options using an option-pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the estimated period of time that we expect employees to hold their options, the expected volatility of our share price over the expected term of the options (estimated using historical data from prior years, including historical forfeiture rates), share option exercise and cancellation behaviors, risk-free interest rates, expected dividend yields (assumed to be zero as we have historically not paid and do not intend to pay dividends on our ordinary shares) and the price of our ordinary shares. In addition, our compensation expense is affected by our estimate of the number of awards that will ultimately vest. In the future, if the number of equity awards that are forfeited by employees is lower than expected, the expense recognized in future periods will be higher.

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

Intangible assets

On August 6, 2019, Corteva invested in the Company's agriculture biologicals subsidiary, Lavie Bio, by way of a contribution of all Corteva’s holdings in its wholly owned subsidiary Taxon Biosciences, which included several intangible assets, and payment of an amount of $10 million in cash.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. In 2021, the corporate tax rate was 23%. Capital gains derived by an Israeli company are generally subject to tax at the prevailing regular corporate tax rate.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this annual report.

Name	Age	Position
Executive officers
Mr. Ofer Haviv	55	President and Chief Executive Officer
Dr. Nir Arbel	42	Chief Product Officer
Dr. Brian Ember	46	Chief Executive Officer of AgPlenus Ltd.
Dr. Elran Haber	41	Chief Executive Officer of Biomica Ltd.
Dr. Arnon Heyman	45	Chief Executive Officer of Canonic Ltd.
Mr. Mark Kapel	45	Chief Technology Officer
Ms. Dorit Kreiner	50	Chief Financial Officer
Mr. Sassi Masliah	43	Executive Vice President Corporate Development

Directors
Ms. Sarit Firon(3)(4)	55	Chairperson of the Board
Mr. Dan Falk(1)(2)(4)	77	Director
Mr. Ziv Kop(1)(2)(3)(4)	50	Director
Dr. Adrian Percy(4)	56	Director
Mr. Leon Y. Recanati(3)(4)	73	Director
Dr. Oded Shoseyov(1)(2)(4)	65	Director
____________________________
(1)	Member of our Audit Committee.
(2)	Member of our Compensation and Nominating Committee.
(3)	Member of our Corporate Development Committee.
(4)	Independent director under the Nasdaq Listing Rules.

Executive Officers

Mr. Ofer Haviv has served as Evogene's President and Chief Executive Officer since December 2004 after having joined the company in January 2002 as Chief Financial Officer. Mr. Haviv serves as Chairperson of the Board of Directors of our subsidiaries. From 2006 to 2007, Mr. Haviv served as a director of the company. Mr. Haviv is a Certified Public Accountant and holds a BA in Accounting and Economics from Tel-Aviv University, Israel.

Dr. Nir Arbel has served as Chief Product Officer of Evogene since August 2021. Dr. Arbel has over ten years of experience in biotechnology and medical technology companies in product development and commercialization. Prior to joining the Company, Dr. Arbel served as Chief Executive Officer and Co-Founder of Carmentix Pte Ltd, Singapore, a company focused on high-risk pregnancy prognosis, from 2015 to 2020, and as the Operating Partner in Esco Ventures, a medical technology fund based in Singapore, from 2016 to 2020. Dr. Arbel holds a Ph.D. in Biochemistry from Ben-Gurion University, Israel.

Dr. Brian Ember has served as Chief Executive Officer of AgPlenus Ltd., a subsidiary of Evogene, since December 2021. Dr. Ember has previously held various senior leadership roles, including, during 2021, Head of Global Portfolio Management and Head of Marketing and Business Development, Americas for Biotalys, an agricultural technology company focused on reinventing food protection with protein-based biocontrol solutions; Senior Director, Business Development for AgriMetis, an innovative crop protection company, between 2018 and 2021; and various management roles at BASF from 2012 to 2018 and Syngenta from 2008 to 2012. Dr. Ember holds a B.Sc. in Chemistry from the University of Florida, Gainesville, Florida; a Ph.D. in Organic Chemistry from the University of Georgia, Athens, Georgia; and an MBA from Kenan-Flagler Business School at the University of North Carolina, Chapel Hill, North Carolina.

Dr. Elran Haber has served as Chief Executive Officer of Biomica Ltd., a subsidiary of Evogene, since January 2018. Dr. Haber previously served as Chief Executive Officer of Therapix Biosciences Ltd. (now known as SciSparc Ltd.) (NASDAQ: SPRC) beginning in November 2015. Prior to that, from March 2014, Dr. Haber served as our Vice President of Business Strategy and Innovation. Dr. Haber served for more than 10 years as Chairperson and board member of several publicly traded and privately held companies, including Issta Lines Ltd. (TASE: ISTA) from 2007 to 2012, and American Express Global Business Travel – Israel (Histour-Eltive Ltd.) from 2010 to 2012, and has been a member of various board committees and has served in senior executive roles in various life science companies. Dr. Haber holds a Ph.D. in Pharmaceutical Science and an MBA in Finance & Financial Engineering, both from The Hebrew University of Jerusalem, Israel.

Dr. Arnon Heyman has served as Chief Executive Officer of Canonic Ltd., a subsidiary of Evogene, since April 2019. He previously served as Vice President & General Manager of Ag-Seeds and as director of project management crop protection from 2018. Prior to Evogene, Dr. Heyman served as Chief Technology Officer of BondX Technologies Ltd. from 2009-2014. Dr. Heyman holds a Ph.D. in Biotechnology from The Hebrew University of Jerusalem, Israel, and an MBA from the College of Management, Israel.

Mr. Mark Kapel was appointed as Executive Vice President Technology in February 2018, previously serving as Director of Information Technologies & Data Management from 2013. Mr. Kapel joined Evogene in 2005 and has held various positions in the company over the years. Mr. Kapel holds a B.Sc. in Physics & Computers from the Ben Gurion University of Negev, Israel, an MBA specializing in Management of Technology from Tel-Aviv University’s Faculty of Management – Recanati Graduate School of Business Administration, Israel.

Ms. Dorit Kreiner has served as Chief Financial Officer of Evogene since February 2019. Ms. Kreiner has previously served as CFO of a number of companies, including NRGene (TASE: NRGN) between 2014 and 2018 and Therapix Biosciences Ltd. (now known as SciSparc Ltd.) (NASDAQ: SPRC) between 2011 and 2014. Ms. Kreiner also previously filled the position of Director of Finance of Evogene between 2004 and 2011. Ms. Kreiner holds a B.A. in accounting and economics and an MBA in Finance and Marketing from the Tel-Aviv University, Israel, and an LL.B. from the College of Management, Israel.

Mr. Sassi Masliah has served as Executive Vice President Corporate Development since February 2022. Mr. Masliah has held various positions within Evogene over the last 11 years, most recently as Evogene’s Vice President for Legal Affairs and Corporate Secretary. Mr. Masliah holds an LL.B. and B.A. in economics from the Tel-Aviv University, Israel.

Directors

Mr. Dan Falk has served as a director of our Company since he was appointed by the Board in November 2021. Mr. Falk has extensive experience of more than 20 years in serving as a financial expert on public and private company boards, most recently on the boards of Nice Ltd. (NASDAQ: NICE), Ormat Technologies Inc. (NYSE: ORA) and Innoviz Technologies Ltd. (NASDAQ: INVZ). Additionally, in the past Mr. Falk held various executive positions in Orbotech Ltd. between 1985 and 1999, and Sapiens International Corporation (NASDAQ: SPNS) between 1999-2001. Mr. Falk holds a B.A. in Economics and Political Sciences, and an M.A. in Business Administration both from the Hebrew University of Jerusalem, Israel.

Ms. Sarit Firon has served as a director of our Company since she was appointed by the Board in August 2016, and as chairperson since August 2021. Ms. Firon is managing partner of Team8 Group and co-founder and managing partner of Team8 Capital, the investment arm of Team8 Group, which invests in early-stage technology startups. Previously, she was a managing partner of Cerca Partners, an Israeli venture capital fund. She has served at Extreme Reality Ltd., as its Chief Executive Officer from December 2012 to November 2014 and as a director since December 2014. From November 2011 to November 2012, Ms. Firon was the Chief Financial Officer of Kenshoo Ltd. From November 2007 to October 2011, Ms. Firon was the Chief Financial Officer of MediaMind Technologies Inc., a Nasdaq listed company which was acquired by DG, Inc. in August 2011. From May 2005 to June 2007, Ms. Firon was the Chief Financial Officer of OliveSoftware and from January 2000 to October 2004, she was the CFO of P-Cube, a private company which was acquired in October 2004 by Cisco Systems, Inc. (Nasdaq: CSCO). From October 2004 to January 2005, Ms. Firon was employed by Cisco to be responsible for the post-merger integration of P-Cube. From January 1995 to December 1999, Ms. Firon served in various positions at Radcom Ltd. (Nasdaq: RDCM), including as its Chief Financial Officer from September 1997 to December 1999. Since July 2015, she has served as chairperson of the board of directors of myThings Israel Ltd. Since June 2014, Ms. Firon has served as a director of Mediwound Ltd. (Nasdaq: MDWD), and since June 2012, Ms. Firon has served as a director of Datorama Ltd. From October 2000 to December 2006, Ms. Firon served as a director of MetaLink Ltd. (OTCMKTS: MTLK). Ms. Firon holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel.

Mr. Ziv Kop has served as a director of our Company since January 2014. Mr. Kop serves as a director of Outbrain Inc. and Outbrain Ltd. Mr. Kop currently serves as Managing Partner at OG Tech Partners. From 2017 to 2019, Mr. Kop served as Partner at Marker/Innovation Endeavors venture capital fund. From February 2014 to June 2016, Mr. Kop served as Chief Operating Officer and board member of Outbrain Inc. a web-based content discovery platform. Previously, and since its inception in 2003 until June 2013, Mr. Kop was a Managing Partner at GlenRock Israel., a private equity investment firm, where he managed a portfolio of growth companies in the fields of advanced technologies and healthcare, and served on the board of more than ten private and public companies. Prior to his role at GlenRock, Mr. Kop served as Chief Executive Officer of POC Management Consulting, a leading Israeli consultancy in the field of strategic planning. Mr. Kop holds an LL.B. from the Tel-Aviv University Law School and Business School, Israel, and is a graduate of INSEAD’s Young Managers Program, France.

Dr. Adrian Percy has served as a director of our Company since February 2019. Dr. Percy serves on the board of directors of BioLumic, HiFidelity Genetics and FA Bio. He is a member of the science and technology boards of Terramera, Oerth Bio, Harpe Bio, Biotalys and Rothamsted Research. Dr. Percy is currently a venture partner with Finistere Ventures and frequently acts as an advisor to companies through his own consultancy company, Nomad Technology Consulting. From 2019-2021, Dr. Percy served as Chief Technology Officer at UPL Ltd. From 2014-2018, he served as the head of research and development for the Crop Science division of Bayer as part of its executive committee. During his 16-year tenure at Bayer, he also led regulatory affairs activities across the entire division of Crop Science between 2013 and 2014 and crop protection development activities for Bayer in North America between 2011 and 2013. Dr. Percy has held positions in the research and development departments of Aventis CropScience between 2000 and 2002, Rhone Poulenc between 1996 and 2000, and Bayer in France, Germany and the United States. Dr. Percy earned a bachelor’s degree in pharmacology at the University of Liverpool, England, as well as a master’s degree in toxicology and a doctorate in biochemistry at the University of Birmingham, England.

Mr. Leon Y. Recanati has served as a director of our Company since May 2005. Mr. Recanati has served as chairperson and chief executive officer of GlenRock Israel Ltd. since 2003. Previously, Mr. Recanati was chief executive officer or chairperson positions at IDB Holding Corporation, Clal Industries, Azorim Investment Development and Construction Co., Delek Israel Fuel Corporation, and Super-Sol. He also founded Clal Biotechnologies Industries, a biotechnology investment company operating in Israel. Mr. Recanati holds an MBA from The Hebrew University of Jerusalem, Israel, and Honorary Doctorates from the Technion Institute of Technology, Israel, and Tel-Aviv University, Israel.

Dr. Oded Shoseyov has served as a director of our Company since November 2018. Dr. Shoseyov is the scientific founder of 15 companies, including: Futuragene Ltd., Collplant Ltd., Biobetter Ltd., GemmaCert Ltd., SP-Nano materials Ltd., Melodea Ltd., Valentis Nanotech. Ltd., Paulee CleanTec Ltd., Smart Resilin Ltd., Sensogenic Ltd., SavorEat Ltd. and Karme Yosef Winery. Dr. Shoseyov is a faculty member of The Hebrew University of Jerusalem, Israel, where he conducts research in plant molecular biology protein engineering and nano-biotechnology. His group’s focus is on Bio-Inspired Nanocomposite materials. He has authored or co-authored more than 300 scientific publications and is the inventor or co-inventor of 94 patents. Dr. Shoseyov is a TED speaker and a co-owner and winemaker of Bravdo winery. Dr. Shoseyov received the Outstanding Scientist Polak Award for 2002, the 1999 and 2010 Kay Award for Innovative and Applied Research, the 2012 Israel Prime Minister Citation for Entrepreneurship and Innovation, and the 2018 Presidential Award for his contribution to the Economy and Society of Israel. Dr. Shoseyov holds a B.Sc., an M.Sc. and a Ph.D. from The Hebrew University of Jerusalem, Israel.

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

B.           Compensation

Aggregate and Individual Compensation of Officers and Directors

The aggregate compensation, including non-cash share-based compensation (consisting of expenses related to option grants), accrued by us in respect of the year ended December 31, 2021 to all persons who served as directors and/or executive officers during that year, was approximately $3.5 million. That amount includes approximately $0.4 million of gross compensation set aside or accrued for executive officers for purposes of pension, severance, retirement, car, phone or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to executive officers, and other expenses commonly reimbursed by companies in Israel. These amounts include the partial-year compensation paid to five executive officers and two directors, who served in their positions over the course of 2021 and whose employment as directors or executive officers either was terminated or has commenced during 2021.

During 2021, we granted to our executive officers and directors an aggregate amount of 440,500 options, of which 175,000 were granted with an exercise price of NIS 8.45 ($2.72), 240,000 were granted with an exercise price of NIS 9.17 ($2.95), 2,500 were granted with an exercise price of NIS 12.75 ($4.10), 2,500 were granted with an exercise price of NIS 15.49 ($4.98), 2,500 were granted with an exercise price of NIS 20.61 ($6.63), and 18,000 were granted with an exercise price of $2.98. The options detailed above expire within ten years from the date of grant. The option grants detailed above include grants to one executive officer, who served in his position over the course of 2021 and whose employment terminated in 2022 before the date of this report. In addition, during 2021, one executive officer, who serves as chief executive officer in one of our subsidiaries, was granted options to purchase equity of such subsidiary, which are not detailed above.

The following table presents information regarding compensation accrued in our financial statements for the year ended December 31, 2021 for our five most highly compensated executive officers, as required under Israeli Securities Law 5728-1968 and the regulations promulgated thereunder.

	(in thousands, US$)(1)
Name and Position	Salary and related benefits	Bonus(2)	Value of Options Granted(3)	Total
Ofer Haviv President and Chief Executive Officer	420	52	58	530
Ido Dor CEO Lavie Bio	249	-	153	402
Dr. Elran Haber CEO of Biomica	256	31	197	484
Mark Kapel EVP Technology	266	29	14	309
Douglas A. Eisner Former CEO of AgPlenus	179	-	185	364

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in our financial statements.

(2)
Bonus amounts shown in this table reflect bonuses that were paid in 2022 relating to the office holders’ service in our Company in 2021, as approved by our compensation and nominating committee and board of directors, and, to the extent required, also by our shareholders.

(3)
Consists of amounts recognized as non-cash expenses in our statement of profit or loss for the year ended December 31, 2021 in respect of option grants. Some of our office holders were granted options to purchase equity of our subsidiaries for which they serve as officers, for which the related expenses were recorded in our statement of profit or loss.

Compensation Policy

As required by the Companies Law, we have adopted a policy regarding the terms of engagement of office holders, or a compensation policy. Under the Companies Law, the term “office holders” includes directors and certain officers, including the general manager (i.e., chief executive officer, or CEO), chief business manager, deputy CEO, vice CEO, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and any director or manager who reports directly to the CEO. The compensation policy serves as the basis for determining the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors specified in the Companies Law, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The Companies Law describes what factors have to be considered by, and what principles must be included in, the compensation policy.

Our current compensation policy was adopted in August 2021, at an annual general meeting of our shareholders, following the recommendation of our compensation committee and our board of directors.

Approvals Required for Compensation of Directors and Officers

Under the Companies Law, the compensation of each of our directors and our CEO requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of our shareholders at a general meeting (in the case of our CEO, the shareholder approval must include the special majority described under “Item 6. Directors, Senior Management and Employees— C. Board Practices— Approval of Related Party Transactions under Israeli Law— Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions”). The compensation of any other office holder (who is neither a director nor our Chief Executive Officer), if consistent with our compensation policy, requires the approval of our compensation committee, followed by our board of directors. Compensation of any such office holder that deviates from our compensation policy also requires shareholders approval, including by the special majority described under “Item 6. Directors, Senor Management and Employees— C. Board Practices— Approval of Related Party Transactions under Israeli Law— Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.”

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

Each executive officer’s entitlement to an annual bonus is determined according to a formula that links financial and qualitative target-based goals and metrics related to the specific objectives within the responsibility of the relevant executive officer. In the case of executive officers who are also office holders, their annual bonus is also required to be consistent with our compensation policy. The goals and objectives of Evogene Ltd.’s office holders are determined by the compensation and nominating committee and our board of directors. For each fiscal year, our compensation and nominating committee and board of directors determine the maximum target bonus for each of our office holders, including our CEO. Further, for our CEO, all terms of employment, including bonus terms, require, in general, approval by a majority of our shareholders present and voting (in person or by proxy) at a meeting of shareholders, subject to fulfillment of one of the two additional conditions described in “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law—Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.”

Each of the employment agreements with our executive officers contains provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and in the United States is subject to limitations. The employment agreement of each executive officer is terminable at will upon 60 days written notice by either party to the agreement, except for the employment agreement with Mr. Ofer Haviv, our President and CEO, which is terminable at will upon 90 days written notice, by either party to the agreement.

Director Compensation

Our directors are entitled to cash compensation and equity compensation as follows:

Cash Compensation of Directors

All of our directors receive annual fees and per-meeting fees for their service on our board and its committees, in the following amounts:

◾	Annual fees in an amount of approximately $19,200 for directors not classified as experts and approximately $25,600 for directors classified as experts; and

◾
Per-meeting fees in an amount of approximately $1,000 for directors not classified as experts and approximately $1,300 for directors classified as experts; 60% of such amounts for participation in meetings via telecommunication and 50% of such amounts for resolutions adopted in writing.

Such amounts are within the range for cash compensation for external and unaffiliated directors of a company of our size (based on level of shareholders’ equity) under the Companies Law.

Cash Compensation of Chairperson of the Board

In accordance with shareholders’ approval from August 2021, a chairperson of the board who is determined by the Board to be an “active chairperson” in light of increased involvement in our activities and increased time investment in the performance of the duties accompanying the chairperson’s position compared to the other directors, shall be entitled to increased compensation relative to our other directors of approximately $7,700 per month (equal to NIS 25,000). Our Board has determined that Ms. Sarit Firon, our chairperson of the board, is an active chairperson, and accordingly her fees as active chairperson are as aforesaid.

Equity Compensation of Directors

In accordance with our shareholders’ approval from August 2021, and in compliance with our compensation policy, each non-employee director is granted options to purchase 18,000 ordinary shares of the Company on the date of our annual general shareholders meeting at which such director is elected or re-elected to the board. The chairperson of our board is granted options to purchase 36,000 ordinary shares. These options vest over a period of one year, with 25% of the options vesting at the end of each successive three-month period following the director’s appointment or re-appointment (as applicable) by the general meeting of shareholders, subject to continued service through each vesting date.

All option grants to directors following the approval of our 2021 Share Incentive Plan by our shareholders (i.e., as of August 10, 2021), are subject to the terms of our 2021 Share Incentive Plan and are granted at an exercise price equal to the average closing sales price per ordinary share on the TASE over the thirty day calendar period preceding the subject date (utilizing all trading days during such 30 calendar day period) (but not less than “fair market value” with respect to grantees subject to U.S. tax). All option grants to directors prior to August 10, 2021, are subject to the terms of our 2013 Share Option Plan and were granted at an exercise price equal to the higher of (i) the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the date of option allocation, plus 5% and (ii) the closing price of our ordinary shares on the TASE on the date of option allocation. All such options expire 10 years following the date of grant thereof.

Information regarding the options to purchase our ordinary shares (including number of options, exercise price and expiration date of all such options) held by each of our directors and executive officers who beneficially owns our ordinary shares, after including ordinary shares underlying options held by them, which, as of March 20, 2022, were exercisable or exercisable within 60 days, appears in the beneficial ownership table in Item 7.A below and in the footnotes thereto.

Share Option and Incentive Plans

Company Option and Incentive Plans

We maintain four share option and incentive plans: Evogene Ltd. 2002 Share Option Plan, Evogene Ltd. 2003 Key Employee Share Incentive Plan, Evogene Ltd. 2013 Share Option Plan, and Evogene Ltd. 2021 Share Incentive Plan, or the 2021 Plan. No new grants will be made under the first three plans, although outstanding awards under those plans remain subject to the terms of those plans. All such option and incentive plans provide for the grant of options to purchase our ordinary shares, and the 2021 Plan also provides for the issuance of restricted shares, the grant of restricted shares units, or RSUs, and the issuance or grant of other equity-based awards.

As of March 20, 2022, options to purchase 4,029,644 ordinary shares, having a weighted average exercise price of NIS 17.12 per share, and 217,912 RSUs, having no exercise price, were outstanding under our option and incentive plans, of which, options to purchase 2,665,732 ordinary shares were exercisable and 16,613 RSUs were vested. An additional 1,291,659 ordinary shares remained available for future grant under our 2021 Plan as of that date.

Among other types of equity-based awards, our share option and incentive plans provide for granting awards in compliance with Section 102 of the Israeli Income Tax Ordinance [New Version], 5721-1961 (the “Tax Ordinance”), which provides to employees, directors and officers, who are not controlling shareholders (i.e., who hold less than 10% of our share capital) and are Israeli residents, favorable tax treatment for compensation in the form of shares, options, RSUs or other types of equity awards issued or granted, as applicable, to a trustee under the “capital gains track” for the benefit of the relevant employee, director or officer and are held by the trustee for at least two years after the date of grant or issuance. Under the “capital gains track”, we are not allowed to deduct an expense with respect to the grant or issuance of the relevant equity-based awards.

The 2021 Plan also permits us to grant equity-based awards to U.S. residents, in accordance with the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code.

Awards granted under our plans may be subject to vesting schedules. Options to purchase our ordinary shares granted under our plans expire 10 years from the grant date. The plans address the treatment of vested and unvested awards upon the termination of employment of the award holder as well as upon consummation of a merger or consolidation of our company, or sale of all or substantially all of our shares or assets.

Subsidiary Equity Incentive Plans

In addition to the share option and incentive plans at our parent company level, each of our subsidiaries has adopted its own equity incentive plan. The following table presents information regarding our subsidiaries’ equity incentive plans, including the percentage of the equity of those companies that may be issued or granted as equity incentives to employees, directors or service providers of those companies and the percentage of that equity that has been issued or granted as of March 20, 2022 (in both cases, after including shares underlying options).

Subsidiary	Percentage of Subsidiary's Equity Issuable as Equity Incentives	Percentage of Equity Granted to Date as Equity Incentives
AgPlenus	9.1%	4.2%
Biomica	22.1%	18.7%
Casterra	8.0%	3.6%
Canonic	9.1%	7.1%
Lavie Bio	10.7%	10.2%

Grants under our subsidiaries’ equity incentive plans may qualify for favorable treatment under the tax law provisions of the United States or Israel.

The share-based payments under our subsidiary equity incentive plans are presented as non-controlling interests in the financial statements and were valued at $1.7 million in 2021, as detailed in Note 17.f. to the financial statements included in this annual report under Item 18.

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

Pursuant to the terms of a put option agreement we entered into with Monsanto (now Bayer) in October 2013, Monsanto has the right to nominate a non-voting observer to our board of directors so long as Monsanto holds at least 5% of our voting rights. In addition, pursuant to a share purchase agreement we entered into with Bayer in December 2010 and as amended in June 2013, Bayer also has the right to appoint one observer to our board of directors so long as Bayer holds at least 3% of our issued and outstanding shares. In each case, the observer is entitled to be advised reasonably in advance of board meetings and is to receive copies of all material distributed in connection with such meetings. The observer would not have any voting rights. To date, neither Monsanto nor Bayer has appointed an observer.

Chairperson of the Board

Our articles of association provide that the chairperson of the board is appointed by the members of the board of directors and serves as chairperson of the board throughout his term as a director, unless resolved otherwise by the board of directors. Under the Companies Law, the general manager (i.e., the Chief Executive Officer) or a relative of the general manager may not serve as the chairperson of the board of directors, and the chairperson or a relative of the chairperson may not be vested with authorities of the general manager, in each case without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

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

In addition, a person subordinated, directly or indirectly, to the general manager may not serve as the chairperson of the board of directors; the chairperson of the board may not be vested with authorities that are granted to those subordinated to the general manager; and the chairperson of the board may not serve in any other position in the company or a controlled company, except that he may serve as a director or chairperson of a subsidiary.

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

Financial Statements Review and Audit Committee

Our financial statements review and audit committee, or audit committee, consists of Mr. Dan Falk, Mr. Ziv Kop and Dr. Oded Shoseyov. Mr. Falk serves as the Chairperson of the audit committee.

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

All members of our audit committee meet the requirements for independence and financial literacy under the Nasdaq Listing Rules. Our board of directors has determined that each of Mr. Dan Falk and Mr. Ziv Kop is furthermore an audit committee financial expert, as defined by the SEC rules, and has the requisite financial experience required under the Nasdaq Listing Rules.

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

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

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

Compensation and Nominating Committee

Our compensation and nominating committee, or compensation committee, consists of Mr. Dan Falk, Mr. Ziv Kop and Dr. Oded Shoseyov. Mr. Kop serves as the Chairperson of the committee.

Requirements as to Composition

Following the promulgation of the regulations described above, we may comply with the requirements of the Companies Law by appointing a compensation committee whose composition complies with the Nasdaq Listing Rules. Under the Nasdaq Listing Rules, we are required to maintain a compensation committee consisting of at least two members, each of whom qualifies as an independent director (as defined under the Nasdaq Listing Rules). Each compensation committee member must furthermore be deemed by our board of directors to meet the enhanced independence requirements for members of the compensation committee under the Nasdaq Listing Rules, which require that our board of directors consider (among other things) the source of each such committee member’s compensation in determining whether he or she is independent.

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

◾	reviewing and recommending to our board of directors to approve the granting of options and other incentive awards;

◾	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors; and

◾	advising our board of directors in selecting individuals who are best able to fulfill the responsibilities of a director or executive officer of our company.

The charter of the compensation and nominating committee is available on our website. The contents of that website do not constitute a part of this annual report.

Corporate Development Committee

Our board of directors has formed a corporate development committee, of which Ms. Sarit Firon, Mr. Ziv Kop and Mr. Leon Recanati serve as members. Ms. Firon serves as the Chairperson of the committee. The corporate development committee assists our board of directors in fulfilling its oversight responsibilities across the principal areas of corporate development for our company and its subsidiaries. This committee may also assist the board of directors by reviewing such matters as corporate and division strategy and M&A opportunities and making recommendations for consideration by our board of directors.

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

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. Mr. Yisrael Gewirtz, CPA, has been appointed as our internal auditor. Mr. Gewirtz is a certified internal auditor and a partner of Fahn Kanne Control Management Ltd., an affiliate of Grant Thornton LLP.

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

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association: (i) a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; (ii) a breach of the duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder; (iii) a financial liability imposed on the office holder in favor of a third party; (iv) a financial liability imposed on the office holder in favor of a third party harmed by a breach in an administrative proceeding; and (v) reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her.

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

We have entered into agreements with each of our directors and executive officers. Each such agreement exculpates our director or officer, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

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

D.           Employees

The total number of employees in Evogene and its subsidiaries as of December 31, 2019, 2020 and 2021 was 143, 130 and 141, respectively. As of December 31, 2021, our research and development activities involved 96 employees amounting to approximately 72% of our total full-time workforce, of which 51 were employed by Evogene and 45 were employed by our subsidiaries. Our staff possesses multidisciplinary and wide-ranging expertise, with employees specializing in biology, chemistry, plant genetics, agronomics, mathematics, computer and data science and other related fields and 44 of our employees hold a Ph.D. As of March 20, 2022, the total number of employees in Evogene and its subsidiaries was 149.

As of the date hereof, all of our employees are based in Israel, except for eight U.S.-based employees. Of our eight U.S.-based employees, seven are employed by Lavie Bio Inc., a U.S. subsidiary of Lavie Bio Ltd., the majority of whom are based at Lavie Bio’s U.S. research and development site in St. Louis, Missouri. In addition, AgPlenus Inc.’s CEO is located in North Carolina. In addition, during 2021, we had, on average, approximately 27 hourly employees who are based in Israel. The following table shows the breakdown of our employees by division/category of activity and by location as of December 31, 2019, 2020 and 2021, excluding hourly employees:

	As of December 31, 2019			As of December 31, 2020			As of December 31, 2021
	Israel	U.S.	Total	Israel	U.S.	Total	Israel	U.S.	Total
Executive management	4	-	4	4	-	4	5	-	5
Lavie Bio Ltd.	15	-	15	17	5	22	17	7	24
AgPlenus Ltd.	16	-	16	11	1	12	11	1	12
Ag-Seeds division	5	-	5	2	-	2	2	-	2
Casterra Ag Ltd.	2	-	2	1	-	1	1	-	1
Biomica Ltd.	7	-	7	7	-	7	13	-	13
Canonic Ltd.	4	-	4	6	-	6	10	-	10
Technology platform	57	4	61	48	-	48	41	-	41
General and administrative	25	-	25	28	-	28	33	-	33
Total	139	4	143	124	6	130	133	8	141

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

E.            Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to the table in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information regarding our equity incentive plans, see Item 6.B. “Director, Senior Management and Employees—Compensation—Equity Incentive Plans.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 20, 2022 (unless otherwise indicated) by: (i) each person or entity known by us to own beneficially more than 5% of our outstanding shares; (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 20, 2022, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of shares beneficially owned by any shareholder has been calculated based on 41,188,280 ordinary shares outstanding as of March 20, 2022. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws.

Unless otherwise noted below, each shareholder’s address is c/o Evogene Ltd., 13 Gad Feinstein Street, Park Rehovot, Rehovot P.O. Box 4173, Ness Ziona, 7414002, Israel. The shareholders listed below (including our directors and executive officers) do not have any different voting rights than any of our other shareholders. We know of no arrangements that would, at a subsequent date, result in a change of control of our company. A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past year is included under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

	Shares Beneficially Held
Name of Beneficial Owner	Number		Percentage of Class
Principal Shareholders
ARK Investment Management LLC (1)	2,515,657		6.11%
Executive Officers and Directors
Ofer Haviv	860,000	(2)	2%
Dr. Nir Arbel	0		*
Lazer Bezdin	0(	**)	*
Ido Dor	255,500	(3)(**)
Douglas A. Eisner	0	(**)	*
Brian N. Ember	0		*
Dr. Eyal Emmanuel	71,204	(4)(**)
Dr. Elran Haber	15,624	(5)	*
Dr. Arnon Heyman	103,000	(6)	*
Mark Kapel	163,382	(7)	*
Dorit Kreiner	117,739	(8)	*
Sassi Masliah	97,125	(9)	*
Martin S. Gerstel	636,506	(10)(**)	1.5%
Dan Falk	0		*
Sarit Firon	41,375	(11)	*
Ziv Kop	34,125	(12)	*
Dr. Adrian Percy	21,625	(13)	*
Leon Y. Recanati	869,234	(14)	2.1%
Dr. Oded Shoseyov	22,875	(15)	*
All directors and executive officers as a group (19 persons**)	3,309,314		7.4%
_______________________________
*	Less than 1%.
**
The engagement of each of Mr. Bezdin, Mr. Dor, Mr. Eisner and Dr. Emmanuel as executive officers and of Mr. Gerstel as a director ended during 2021. Beneficial ownership information for such persons is based on our own internal records as of the date on which their engagement ended.

(1)
This information is based upon a Schedule 13G/A filed by ARK Investment Management LLC with the SEC on February 9, 2022. ARK Investment Management LLC is a Delaware limited liability company and possesses sole voting and dispositive power over these ordinary shares. The principal address for ARK Investment Management LLC is 3 East 28th Street, 7th Floor, New York, NY 10016.

(2)
Consists of 860,000 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 215,000 on July 17, 2023, 170,000 on March 22, 2025, 225,000 on August 8, 2027 and 250,000 on April 21, 2030. The weighted average exercise price of these options is NIS 25.86.

(3)
Ido Dor served as the CEO of our subsidiary company Lavie Bio, and as such, he holds options to purchase shares of Lavie Bio. In addition, Mr. Dor also holds options to purchase 255,500 ordinary shares of Evogene that are currently exercisable or exercisable within 60 days of March 20, 2021, which expire on November 20, 2022. The exercise price of these options is NIS 35.58 per ordinary share.

(4)
Consists of 71,204 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 35,602 on November 13, 2028, and 35,602on December 23, 2028. The weighted average exercise price of these options is NIS 10.16.

(5)
Consists of 15,624 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2021, which expire on September 1, 2031. The exercise price of these options is NIS 9.17 per ordinary share. Elran Haber serves as the CEO of our subsidiary company Biomica, and as such, also holds options to purchase shares of Biomica. For a description of our subsidiaries’ equity incentive plans, please see Item 6 “Directors, Senior Management and Employees—B. Compensation—Share Option and Incentive Plans—Subsidiary Equity Incentive Plans”.

(6)
Consists of 103,000 ordinary shares of Evogene that are currently exercisable or exercisable within 60 days of March 20, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 10,000 on November 9, 2024, 18,000 on May 18, 2026, 50,000 on August 8, 2027, and 25,000 on February 26, 2028. The weighted average exercise price of these options is NIS 21.27. Arnon Heyman serves as the CEO of our subsidiary company Canonic Ltd., and as such, also holds options to purchase shares of Biomica. For a description of our subsidiaries’ equity incentive plans, please see Item 6 “Directors, Senior Management and Employees—B. Compensation—Share Option and Incentive Plans—Subsidiary Equity Incentive Plans”.

(7)
Consists of 163,382 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 13,500 on July 15, 2023, 12,000 on March 22, 2025, 23,000 on August 8, 2027, 60,000 on February 26, 2028, 24,375 on February 4, 2029, 24,057 on July 30, 2029 and 6,250 on November 16, 2031. The weighted average exercise price of these options is NIS 16.63.

(8)
Includes 116,239 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 28,433 on February 4, 2029, 86,244 on July 30, 2029 and 1,562 on November 16, 2031. The weighted average exercise price of these options is NIS 6.45. Also includes 1,500 ordinary shares held by a trustee in favor of Ms. Kreiner. As previously reported, Ms. Kreiner’s engagement with the Company is expected to terminate on March 31, 2022. In the context of such termination, the exercise period of all of Ms. Kreiner’s options that are vested on the date of such termination shall be extended, such that, unless exercised earlier, all such options shall expire 12 months following such termination.

(9)
Includes 97,125 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 5,000 on July 15, 2023, 17,000 on March 22, 2025, 18,000 on August 8, 2027, 3,125 on May 28, 2028, 6,250 on February 4, 2029, 16,500 on July 30, 2029, 18,750 on September 22, 2030 and 12,500 on November 16, 2031. The weighted average exercise price of these options is NIS 16.33.

(10)
Includes 636,506 ordinary shares, consisting of: (a) 37,500 ordinary shares held by a trustee in favor of Mr. Gerstel; (b) 383,815 ordinary shares held by Martin Gerstel; and (c) 215,191 ordinary shares held by Shomar Corporation with respect to which Martin Gerstel and his wife Mrs. Shoshana Gerstel possess voting and investment power.

(11)
Consists of 41,375 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 10,000 on August 10, 2026, 2,500 on August 8, 2027, 1,875 on August 6, 2028 and 27,000 on September 1, 2031. The weighted average exercise price of these options is NIS 14.11.

(12)
Consists of 34,125 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 10,000 on March 20, 2024, 2,500 on March 22, 2025, 2,500 on February 28, 2026, 2,500 on January 12, 2027, 2,500 on January 11, 2028, 625 on February 4, 2029 and 13,500 on September 1, 2031. The weighted average exercise price of these options is NIS 32.40.

(13)
Consists of 21,625 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 8,125 on December 23, 2028 and 13,500 on August 10, 2031. The weighted average exercise price of these options is USD $2.82.

(14)
Includes 838,859 ordinary shares held by Mr. Recanati. Also includes 30,375 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 2,500 on June 11, 2022, 2,500 on September 15, 2023, 2,500 on August 17, 2024, 2,500 on July 2, 2025, 2,500 on May 18, 2026, 2,500 on May 16, 2027, 1,875 on June 25, 2028 and 13,500 on September 1, 2031. The weighted average exercise price of these options is NIS 23.23.

(15)
Consists of 22,875 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 8,750 on November 13, 2028, 625 on December 19, 2029 and 13,500 on September 1, 2031. The exercise price of these options is NIS 9.65.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2021, there was a decrease in the percentage ownership of a significant shareholder (which we define as a holder of at least 5% of our issued and outstanding share capital), ARK Investment Management LLC (from 11.4% to 6.01%). In addition, over the course of 2021, based on publicly available information, we believe that entities affiliated with Waddell & Reed Financial, Inc. were acquired by Macquarie Group Ltd. or its affiliates.  Macquarie Group Ltd. filed with the SEC a Schedule 13G/A dated February 11, 2022 to report that it had decreased its ownership of our ordinary shares and has ceased to be the beneficial owner of more than 5% of our ordinary shares. Waddell & Reed Financial, Inc. and its affiliates had previously reported on a Schedule 13G/A ownership of 6.8% of our issued and outstanding share capital.

Over the course of 2020, there were increases in the percentage ownership of ARK Investment Management LLC (from below 5% to 11.4%). On the other hand, there were decreases in the percentage ownership of some of our former significant shareholders, each of which fell below 5% beneficial ownership of our issued and outstanding share capital from the following ownership percentage levels, including: (i) entities affiliated with Phoenix Holdings Ltd. (formerly 7.6%), (ii) entities affiliated with Senvest Management, LLC, (formerly 8.5%), (iii) Monsanto Company (formerly 6.4%), (iii) entities affiliated with UBS Group AG (formerly 5.3%), and (iv) Alpha Capital Anstalt (formerly 8.8%).

Over the course of 2019, there were increases in the percentage ownership of some of our major shareholders at the time, including entities affiliated with (i) The Phoenix Holdings Ltd. (from 6.8% to 7.6%) and (ii) Senvest Management, LLC, which first reported in April 2019 that they held 6.8%, and as of December 31, 2019 held 8.5%. On the other hand, there were decreases in the percentage ownership of entities affiliated with (x) our former significant shareholder, Migdal Insurance & Financial Holdings Ltd. (from 7.6% to 0.2%) and (y) Waddell & Reed Financial, Inc. (from 10.9% to 10.7%).

The information above regarding changes in percentage ownership by major shareholders during the years ended December 31, 2019 through 2021 is based solely on information contained in Schedule 13Gs (as may be amended) filed by such persons with the SEC.

Record Holders

As of March 20, 2022, all of our issued and outstanding ordinary shares were held of record in the United States, in the name of a single record shareholder — Cede & Co., as nominee for the Depository Trust Company. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, nor is it representative of where such beneficial holders reside, since the shares held in the name of Cede & Co. are listed for trading on Nasdaq and the TASE and are beneficially owned by a wide range of underlying beneficial shareholders who hold their shares in “street name,” including Israeli and other non-U.S. shareholders.

B.            Related Party Transactions

Except as described below or elsewhere in this annual report, since January 1, 2021, we have had no transaction, nor do we have any presently proposed transaction, and neither we nor our subsidiaries have had any loan, nor do we or our subsidiaries have any presently proposed loan, involving any related party described in Item 7.B. of this annual report.

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

Equity Awards

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

A.           Offer and Listing Details

Our ordinary shares have been listed for trading on the TASE since 2007 and were listed for trading on the NYSE commencing with our U.S. initial public offering in November 2013 until December 2016, at which point we transferred the listing to Nasdaq, where they have been listed from December 2016 to the present time. “EVGN” has served as the trading symbol for each such listing.

B.            Plan of Distribution

Not applicable.

C.           Markets

See “—A. Offer and Listing Details” above.

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

 Controlled Equity Offering Sales Agreements

On January 14, 2021 and February 19, 2021, we entered into Controlled Equity OfferingSM  Sales Agreements, or the January Sales Agreement and February Sales Agreement, respectively, with Cantor Fitzgerald & Co., or the Agent, pursuant to which the Company could offer and sell, from time to time, its ordinary shares, through the Agent in an at-the-market offering, as defined in Rule 415(a)(4) promulgated under the Securities Act, for aggregate offering price of up to $28.0 million and $50.0 million, respectively. In February 2021, we completed the sales of ordinary shares under the January Sales Agreement and subsequently entered into the February Sales Agreement. We are not obligated to make any sales of ordinary shares under the February Sales Agreement and no assurance can be given that we will sell any ordinary shares under such agreement, or, if we do, as to the price or number of such shares that we will sell, or the dates on which any such sales will take place.

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

Other Compensation Agreements

◾	Evogene Ltd. Officers Compensation Policy. See Item 6. “Directors, Senior Management and Employees” for more information about this document.
◾	Evogene Share Option Plan (2002). See Item 6. “Directors, Senior Management and Employees” for more information about this document.
◾	Evogene Ltd. Key Employee Share Incentive Plan, 2003. See Item 6. “Directors, Senior Management and Employees” for more information about this document.
◾	Evogene Ltd. 2013 Share Option Plan. See Item 6. “Directors, Senior Management and Employees” for more information about this document.
◾	Evogene 2021 Share Incentive Plan. See Item 6. “Directors, Senior Management and Employees” for more information about this document.

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

If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2021), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Tax Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2021) and a marginal tax rate of up to 47% for an individual in 2021 (excluding excess tax as discussed below)) unless contrary provisions in a relevant tax treaty apply.

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for an exemption). For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who is a United States resident (for purposes of the United States-Israel Tax Treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax unless, among other things, (i) the capital gain arising from the disposition can be attributed to a permanent establishment of the shareholder which is maintained in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year. In each case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the United States resident would be permitted to claim a credit for the Israeli tax against the United States federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%. With respect to a person who is a “substantial shareholder” (as defined above) at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Dividends paid on publicly traded shares, which are registered with and held by a nominee company, to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25% (whether the recipient is a “substantial shareholder” or not), unless a lower rate is provided under an applicable tax treaty between Israel and the shareholder’s country of residence and provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual taxable income (including, but not limited to, dividends, interest and capital gain) exceeding a certain threshold (NIS 647,640 for 2021), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

◾
persons subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares being taken into account in an “applicable financial statement” pursuant to Section 451(b) of the Code;

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

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, the gross amount of any distribution that we pay you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. To the extent that the amount of any cash distribution exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, if you are a U.S. Holder you should expect that the entire amount of any cash distribution generally will be reported as dividend income to you; provided, however, that distributions of ordinary shares to U.S. Holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. Subject to the PFIC rules discussed below, non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Moreover, such reduced rate shall not apply if we are a PFIC for the taxable year in which we pay a dividend, or were a PFIC for the preceding taxable year. As discussed below, we believe we were classified as a PFIC for the year ending December 31, 2021. Dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

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

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize an amount of gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The tax basis in an ordinary share generally will equal the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares generally will be eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year. The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. However, as discussed below, we believe we were classified as a PFIC for the year ending December 31, 2021, in which case special rules may apply as explained below. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we were classified as a PFIC for the taxable year ending December 31, 2021. As a result, a U.S. Holder who held our ordinary shares at any time during 2020 would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.
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

Based on the book value of our assets and liabilities and our Market Capitalization in 2021, we believe that we met the PFIC asset test described above for 2021 and, as a result, we were classified as a PFIC in 2021. Furthermore, because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because our Market Capitalization is currently below the level necessary to avoid PFIC status for 2022, there is substantial risk we will be classified as a PFIC for the 2022 taxable year as well. However, because PFIC status is based on our income, assets and activities for the entire taxable year, and our Market Capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2022 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually after the close of each taxable year based on tests which are factual in nature, and our status in future years will depend on our income, assets, activities and Market Capitalization in those years. Thus, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year.

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

U.S. Holders are strongly encouraged to consult their tax advisors regarding the consequences of our classification as a PFIC for our 2021 taxable year, our potential classification as a PFIC in 2022 and future taxable years, and the application of the PFIC rules on their investment.

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

We are exposed to a variety of risks, including foreign currency exchange fluctuations, commodity price risk and other risks. We regularly assess the risks to minimize any adverse effects on our business. For sensitivity analysis of our exposure to foreign currency exchange fluctuations and changes in market prices of listed securities, see Note 13d to our consolidated financial statements as of, and for the year ended, December 31, 2021 included elsewhere in this annual report.

Foreign Currency Risk

Most of our revenues are denominated in U.S. dollars. By contrast, we incur expenses primarily denominated in NIS. As a result, any appreciation of the NIS relative to the U.S. dollar adversely impacts our profitability due to the portion of our expenses that are incurred in NIS. As of December 31, 2021, we did not have any open forward currency contracts. In the future we may enter into hedging transactions in order to decrease our foreign currency risk; however, these transactions may not fully protect us from such risk.

The following table presents information about the changes in the exchange rate of the NIS against the U.S. dollar:

Period	Depreciation (Appreciation) of the U.S. dollar against the NIS (%) Based on Average of Daily Exchange Rates Throughout Year Compared to Previous Year
2021	(6.0)
2020	(7.0)
2019	(7.7)
2018	(0.1)
2017	(6.3)

Our exposure related to exchange rate changes on our net asset position denominated in currencies other than U.S. dollars varies with changes in our net asset position. Net asset position refers to financial assets, such as trade receivables and cash and cash deposits, less financial liabilities, such as trade payable and other payables. The impact of any such transaction gains or losses is reflected in financing expenses or income. Our most significant exposure relates to a potential change in the U.S. dollar-NIS exchange rates. Assuming a 10% increase in the U.S. dollar relative to the NIS, and assuming no other change, our financing expenses would have increased by $1.3 million in 2021, increased by $1.0 million in 2020, and increased by $0.8 million in 2019 due to our positive current net asset position denominated in NIS as of December 31, 2021 2020 and 2019. As of December 31, 2021, we did not have any hedge arrangements in place to protect our exposure to foreign currency risk.

Commodity Price Risk

Changes in commodity prices in the agriculture markets may affect our reported operating results and cash flows in view of our activity in the agriculture segment. For example, a decrease in the prices of corn and soy grains may adversely impact the budget for, and size of, research and development expenditures of our existing and potential collaborators and, in turn, our ability to continue or extend existing collaborations or enter into new ones. Further, the royalties we may receive from our collaborators on the sales and transfers of seeds containing the traits we develop could be affected by fluctuations in seed commodity prices. As of December 31, 2021, we did not have any hedge arrangements in place to protect our exposure to commodity price fluctuations.

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

              The Company has used all the offering proceeds from its U.S. initial public offering that closed on November 26, 2013.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2021, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In conducting its assessment of internal control over financial reporting, management used the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

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

Our board of directors has determined that each of Mr. Dan Falk and Mr. Ziv Kop qualifies as an audit committee financial expert, as defined by the rules of the SEC, and has the requisite financial experience required by the Nasdaq Listing Rules. In addition, each of Mr. Falk and Mr. Kop is independent, as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the Nasdaq Listing Rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics and Proper Business Conduct applicable to our executive officers, directors and all other employees, which is a “code of ethics” as defined in this Item 16B of Form 20-F promulgated by the SEC. We have also implemented a training program for new and existing employees concerning our Code of Ethics and Proper Business Conduct. A copy of the code is delivered to every employee of Evogene Ltd. and all of its subsidiaries, and is available to investors and others, without charge, on our website at http://www.evogene.com/investor-relations/corporate-governance/ or by contacting our investor relations department. Information contained on, or that can be accessed through, our website does not constitute a part of this Form 20-F and is not incorporated by reference herein. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website within four business days following the date of amendment or waiver in accordance with the requirements of the Nasdaq listing rules and Instruction 4 to such Item 16B. We granted no waivers under our Code of Ethics and Proper Business Conduct in 2021. We also intend to disclose any amendments to, or waivers of, the Code of Ethics and Proper Business Conduct applicable to our directors or executive officers on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services.

We paid or accrued the following fees for professional services rendered by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global and an independent registered public accounting firm, for the years ended December 31, 2020 and 2021:

	2020	2021
Audit Fees	$215,000	260,000
Audit-Related Fees	-	-
Tax Fees	16,905	25,000
All Other Fees	-	-
Total	231,905	285,000

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

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually any specific audit and non-audit services, audit-related services and tax services that may be performed by our independent accountants. Pursuant to that policy, our audit committee pre-approved all fees paid to our auditors for the year ended December 31, 2021.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Except as otherwise indicated, we are in compliance with corporate governance standards as currently applicable to us under Israeli, U.S., SEC and Nasdaq laws, rules and/or regulations, as applicable. Under the Nasdaq Listing Rules, as a foreign private issuer (as such term is defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended), we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Listing Rules for U.S. domestic issuers. We currently follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, solely with respect to the following requirements:

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

Not applicable.

ITEM 16I.           DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable
PART III

ITEM 17.	FINANCIAL STATEMENTS

We have provided financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-2 of this Annual Report. The audit report of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

ITEM 19.	EXHIBITS

ANNUAL REPORT ON FORM 20-F
INDEX OF EXHIBITS

Exhibit No.	Description
1.1
Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 to Evogene’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 30, 2018)

2.1
Description of ordinary shares of Evogene Ltd. (incorporated by reference to Exhibit 2.1 to Evogene’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 2, 2021)

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

4.5	Evogene Ltd. 2021 Share Incentive Plan (incorporated by reference to Appendix B of Exhibit 99.2 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on June 23, 2021)
4.6	Evogene Ltd. Officers Compensation Policy†
4.7	Share Purchase Agreement, dated as of August 6, 2019, by and among Evogene Ltd., Lavie Bio Ltd., Lavie Bio Inc., Lavie Tech Inc., Pioneer Hi-Bred International, Inc. and Taxon Biosciences, Inc.*
4.8
Controlled Equity Offering Sales Agreement, dated as of February 19, 2021, by and between Evogene Ltd. and Cantor Fitzgerald & Co. ((incorporated by reference to Exhibit 10.1 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on February 19, 2021)

8.1	List of subsidiaries of the Registrant†
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a)†
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a)†
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350^
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350^
15.1	Consent of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, independent registered public accounting firm†
101
The following financial information from Evogene Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2021 formatted in inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Financial Position at December 31, 2021 and 2020; (ii) Consolidated Statements of Profit or Loss for the years ended December 31, 2021, 2020 and 2019; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2021, 2020 and 2019; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. †

104	Cover Page Interactive Data File 101

†	Filed herewith.
^	Furnished herewith.
*	Portions of this exhibit have been omitted in accordance with the rules of the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Evogene Ltd.
Date: March 31, 2022	By: /s/ Ofer Haviv Name: Ofer Haviv Title: President and Chief Executive Officer

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EVOGENE LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Evogene Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework and our report dated March 31, 2022 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Intangible Assets

Description of the matter

As of December 31, 2021, the Company’s intangible assets with finite lives were $15,207 thousand. As described in Notes 2 and 11 to the consolidated financial statements, intangible assets with finite lives are assessed for recoverability whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company evaluates assets for potential impairment by comparing the recoverable amount to the carrying amount of the asset. If the carrying amount of the assets exceeds the recoverable amount, impairment is measured based on the difference between the carrying amount of the assets and the recoverable amount.

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

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over the Company’s finite lives intangible asset review process, including controls over management’s review of its significant assumptions described above. We tested controls over the review of methodologies used, significant assumptions and inputs, and completeness and accuracy of the data used in the measurements.

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
March 31, 2022

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EVOGENE LTD.

Opinion on Internal Control over Financial Reporting

We have audited Evogene Ltd. and its subsidiaries ("the Company") internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes, and our report dated March 31, 2022, expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
March 31, 2022

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

		December 31,
	Note	2021	2020

CURRENT ASSETS:
Cash and cash equivalents	6	$32,325	$46,229
Short-term bank deposits		3,000	2,000
Marketable securities	7	18,541	-
Trade receivables		281	222
Other receivables and prepaid expenses	8	2,651	3,372
Inventories		92	-

		56,890	51,823
LONG-TERM ASSETS:
Long-term deposits		25	9
Right-of-use-assets	9	2,109	1,872
Property, plant and equipment, net	10	2,073	2,072
Intangible assets, net	11	15,207	16,139

		19,414	20,092

		$76,304	$71,915
CURRENT LIABILITIES:
Trade payables		$1,463	$863
Employees and payroll accruals		2,662	2,535
Lease liability		974	777
Liabilities in respect of government grants	12	89	72
Pre-funded warrants		-	4,144
Deferred revenues and other advances	5	175	47
Other payables		1,519	1,238

		6,882	9,676
LONG-TERM LIABILITIES:
Lease liability		1,695	1,663
Liabilities in respect of government grants	12	4,307	3,694

		6,002	5,357
SHAREHOLDERS’ EQUITY:	17
Ordinary shares of NIS 0.02 par value:
Authorized – 150,000,000 ordinary shares; Issued and outstanding – 41,170,168 shares on December 31, 2021 and 35,600,088 shares on December 31, 2020		234	200
Share premium and other capital reserves		260,488	225,121
Accumulated deficit		(207,069)	(179,276)

Equity attributable to equity holders of the Company		53,653	46,045

Non-controlling interests		9,767	10,837

Total equity		63,420	56,882

		$76,304	$71,915

The accompanying notes are an integral part of the consolidated financial statements.

March 31, 2022
Date of approval of the	Sarit Firon	Ofer Haviv	Dorit Kreiner
financial statements	Chairperson of the board	Chief Executive Officer	Chief Financial Officer

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands

		Year ended December 31,
	Note	2021	2020	2019

Revenues		$930	$1,040	$753
Cost of revenues	19a	767	574	334

Gross profit		163	466	419

Operating expenses:

Research and development, net	19b	21,125	17,287	15,791
Business development	19c	2,738	2,672	2,029
General and administrative	19d	7,253	5,321	3,765

Total operating expenses		31,116	25,280	21,585

Operating loss		(30,953)	(24,814)	(21,166)

Financing income	19e	1,935	1,591	2,630
Financing expenses	19e	(1,414)	(2,951)	(555)

Financing income (expenses), net		521	(1,360)	2,075

Loss before taxes on income		(30,432)	(26,174)	(19,091)
Taxes on income		13	32	24

Loss		$(30,445)	$(26,206)	$(19,115)

Attributable to:
Equity holders of the Company		(27,793)	(23,374)	(18,112)
Non-controlling interests		(2,652)	(2,832)	(1,003)

		$(30,445)	$(26,206)	$(19,115)

Basic and diluted loss per share, attributable to equity holders of the Company	20	$(0.69)	$(0.83)	$(0.70)

Weighted average number of shares used in computing basic and diluted loss per share		40,433,303	28,158,779	25,754,297

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Attributable to equity holders of the Company
	Share capital		Share premium and other capital reserves	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2019	$142		$187,701	$(137,790)	$50,053	$253	$50,306

Loss	-		-	(18,112)	(18,112)	(1,003)	(19,115)

Issuance of subsidiary’s ordinary shares to non-controlling interests	-		17,406	-	17,406	10,042	27,448

Benefit to non-controlling interests regarding share-based compensation	-		(17)	-	(17)	17	-

Share-based compensation	-		814	-	814	764	1,578

Balance as of December 31, 2019	$142		$205,904	$(155,902)	$50,144	$10,073	$60,217

Loss	-		-	(23,374)	(23,374)	(2,832)	(26,206)

Issuance of ordinary shares on September 2, 2020	35		9,766	-	9,801	-	9,801

Issuance of ordinary shares on November 2, 2020	23		8,834	-	8,857	-	8,857

Exercise of subsidiary options	-		(73)	-	(73)	82	9

Forfeiture of non-controlling interests regarding share-based compensation	-		238	-	238	(238)	-

Benefit to non-controlling interests regarding share-based compensation	-		(10)	-	(10)	10	-

Exercise of options	*) -		107	-	107	-	107

Share-based compensation	-		355	-	355	3,742	4,097

Balance as of December 31, 2020	$200		$225,121	$(179,276)	$46,045	$10,837	$56,882

Loss	-		-	(27,793)	(27,793)	(2,652)	(30,445)

Issuance of ordinary shares, net	27		29,555	-	29,582	-	29,582

Forfeiture of non-controlling interests regarding share-based compensation	-		536	-	536	(536)	-

Benefit to non-controlling interests regarding share-based compensation	-		(23)	-	(23)	23	-

Exercise of subsidiary options	-		(378)	-	(378)	378	-

Exercise of pre-funded warrants	6		4,359	-	4,365	-	4,365

Exercise of options	1		426	-	427	-	427

RSUs Vested	*	)	* )	-	-	-	-

Share-based compensation and RSUs	-		892	-	892	1,717	2,609

Balance as of December 31, 2021	$234		$260,488	$(207,069)	$53,653	$9,767	$63,420

*) Represents an amount lower than $1

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from operating activities:

Loss	$(30,445)	$(26,206)	$(19,115)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	1,302	1,792	2,395
Amortization of intangible assets	932	935	374
Share-based compensation	2,609	4,097	1,578
Pre-funded warrants issuance expenses	-	211	-
Net financing expenses (income)	(884)	967	(2,414)
Decrease in accrued bank interest	11	64	-
Loss from derecognition of property, plant and equipment	121	-	12
Taxes on income	13	32	24

	4,104	8,098	1,969
Changes in asset and liability items:

Decrease (increase) in trade receivables	(59)	(150)	88
Decrease (increase) in other receivables	653	(1,300)	(1,250)
Increase in inventories	(92)	-	-
Increase in long term deposits	(16)	-	(10)
Increase (decrease) in trade payables	625	(29)	(122)
Increase (decrease) in employees and payroll accruals	127	456	(33)
Increase (decrease) in other payables	290	(87)	375
Increase (decrease) in deferred revenues and other advances	128	(339)	(45)

	1,656	(1,449)	(997)

Cash received (paid) during the year for:

Interest received	297	294	803
Interest paid	(315)	(238)	(302)
Taxes paid	(13)	(13)	(24)

Net cash used in operating activities	$(24,716)	$(19,514)	$(17,666)

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from investing activities:

Purchase of property, plant and equipment	$(847)	$(682)	$(900)
Proceeds from sale of marketable securities	4,395	2,097	27,084
Purchase of marketable securities	(23,114)	-	(1,637)
Withdrawal from (investment in) bank deposits, net	(1,000)	8,000	12,592

Net cash provided by (used in) investing activities	(20,566)	9,415	37,139

Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net of issuance expenses	29,582	18,658	-
Proceeds from issuance of pre-funded warrants	-	1,989	-
Proceeds from issuance of subsidiary’s ordinary shares to non-controlling interests	-	-	10,000
Proceeds from advances for pre-funded warrants	-	9	-
Proceeds from exercise of options	484	59	-
Repayment of lease liability	(580)	(639)	(597)
Proceeds from government grants	824	320	493
Repayment of government grants	(34)	(22)	(590)

Net cash provided by financing activities	30,276	20,374	9,306

Exchange rate differences - cash and cash equivalent balances	1,102	1,206	159

Increase (decrease) in cash and cash equivalents	(13,904)	11,481	28,938

Cash and cash equivalents beginning of the year	46,229	34,748	5,810

Cash and cash equivalents end of the year	$32,325	$46,229	$34,748

Significant non-cash activities
Acquisition of property, plant and equipment	$32	$57	$216

Increase (decrease) of right-of-use asset recognized with corresponding lease liability	$841	$(41)	$3,437
Exercise of options	$-	$57	$-

Acquisition of intangible assets	$-	$-	$17,448
Exercise of pre-funded warrants	$4,365	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: –	GENERAL

a.
Evogene Ltd. together with its subsidiaries (the "Company" or "Evogene") is a leading computational biology company aiming to revolutionize life-science product development across several market segments, including human health, agriculture, and other industries, by utilizing cutting edge computational technologies. To achieve this mission, Evogene established its unique Computational Predictive Biology (“CPB”) platform, leveraging big data and artificial intelligence, and incorporating deep multidisciplinary understanding in life sciences. The CPB platform is the basis for three technology engines, each focused on the direction and acceleration of the discovery and development of products based on one of the following core components: Microbes – MicroBoost AI, Small molecules – ChemPass AI, Genetic elements – GeneRator AI. Evogene uses its technological engines to support the development of products for the life science industry through dedicated subsidiaries and with strategic partners. Currently, Evogene’s main subsidiaries utilize the technological engines to develop human microbiome-based therapeutics by Biomica Ltd., medical cannabis products by Canonic Ltd., ag-chemicals by AgPlenus Ltd. and ag-biologicals by Lavie Bio Ltd. The Company has a history of losses and incurred operating losses of $30,953 and $24,814 during the years ended December 31, 2021, and 2020, respectively.

Furthermore, the Company intends to continue to finance its operating activities by raising capital, by seeking collaborations with multinational companies in the industry (see Note 17b) as well as from revenues derived from the sale of end-products or commercialization of product candidates.

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

The Company’s shares have been listed for trading on the Tel Aviv Stock Exchange (“TASE”) since 2007, on the New York Stock Exchange (“NYSE”) from November 2013 until December 2016, and on the Nasdaq Stock Market (“NASDAQ”) since December 2016.

b.
The Company principally derives its revenues from collaboration arrangements and since October 2021, from Canonic Ltd.’s commercialization of its first medical cannabis products in Israel, see Note 5d). As to major customers, see Note 21c.

c.
The Company has the following direct and indirect subsidiaries: Casterra Ag Ltd. (formerly Evofuel Ltd.), Evogene Inc., Biomica Ltd., AgPlenus Ltd., AgPlenus Inc., Lavie Bio Ltd., Lavie Bio Inc., Lavie Tech Inc., Taxon Biosciences, Inc. and Canonic Ltd.

Casterra Ag Ltd. was incorporated on December 29, 2011 and is currently focusing on the development of improved castor bean seeds for industrial uses.

Evogene Inc. was incorporated in Delaware, United States on September 22, 2006. From 2015 to 2019, Evogene Inc. was engaged in research and development in the field of insect control and located in the Bio-Research and Development Growth (BRDG) Park, in St. Louis, Missouri, United States.

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

On August 27, 2020, AgPlenus Ltd. Incorporated a wholly owned U.S. subsidiary, AgPlenus Inc.

Lavie Bio Ltd. was incorporated on January 21, 2019, with the mission to improve food quality and sustainability through the introduction of microbiome-based ag-biological products. In 2019, Lavie Bio Ltd. Incorporated two wholly owned subsidiaries, Lavie Bio Inc., located in the city Foundry STL Project, in St. Louis, Missouri, United States, and Lavie Tech Inc. Lavie Tech Inc. wholly owns as a subsidiary Taxon Biosciences, Inc. (see item d below).

Canonic Ltd. was incorporated on March 25, 2019, with the mission to develop next-generation medical cannabis products.

d.
On August 6, 2019, Corteva Inc. (“Corteva”), through its subsidiary Pioneer Hi-Bred International, Inc., made an investment in the Company’s agriculture biologicals subsidiary, Lavie Bio Ltd., which included a cash investment of $10,000 and the contribution of all shares of Corteva’s wholly owned subsidiary Taxon Biosciences Inc. in consideration for 27.84% of Lavie Bio Ltd.’s shares. As part of the foregoing transaction, the parties entered into a commercial arrangement, including the grant to Corteva of certain commercialization rights with respect to Lavie Bio Ltd.’s products, mainly in corn and soybean (See Note 11 and Note 17).

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

f.
In January 2021, the Company entered into a Controlled Equity Offering Sales Agreement, pursuant to which the Company issued 3,803,594 ordinary shares during January and February 2021, in an at-the-market (“ATM”) offering, with a weighted average selling price of $7.36 per share, resulting in gross proceeds of approximately $28,000.

g.
On February 19, 2021, the Company entered into a new Controlled Equity Offering Sales Agreement, having an aggregate offering price of up to $50,000, pursuant to which the Company issued 726,832 ordinary shares during April through September 2021, in an ATM offering, with a weighted average selling price of $3.64 per share, resulting in gross proceeds of approximately $2,600.

h.	The Company’s subsidiaries and divisions are split into three operating segments: (1) Agriculture – Evogene seed traits division, Lavie Bio Ltd. and Ag Plenus Ltd.; (2)

Human health – Biomica Ltd. and Canonic Ltd.; and (3) Industrial – Casterra Ag Ltd. (see also Note 21).

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: –	GENERAL (Cont.)

i.
The Company considered the impact of COVID-19 pandemic on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the period ended December 31, 2021. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change in future periods.

j.	Definitions

In these Financial Statements –

Subsidiary
- A company that is controlled by the Company (as defined in International Financial Reporting Standards (“IFRS”) 10- Consolidated Financial Statements) and whose accounts are consolidated with those of the Company.

Related parties	- As defined in International Accounting Standard (“IAS”) 24- Related Party Disclosures.

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

These financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

The Company’s financial statements have been prepared on a cost basis, except for financial assets and liabilities (including derivatives) which are presented at fair value through profit or loss.

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

g.	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventory is written-down to net realizable value.

Inventories of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value.

h.	Government grants:

Government grants received from the Israel Innovation Authority (“IIA,” formerly “Office of the Chief Scientist in Israel”)) and the Israel-U.S. Binational Industrial Research and Development Foundation (“BIRD”) are recognized upon receipt as a liability if future economic benefits are expected from the research project that will result in royalty-bearing sales.

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

i.	Leases:

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying asset.

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

Following are the amortization periods of the right-of-use assets by class of underlying asset:

	Years	Mainly

Office space	2-8	6
Laboratory space	2-8	6
Motor vehicles	3	3

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

j.	Property, plant and equipment:

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

k.	Intangible assets:

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

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

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

A summary of the useful economic lives of the intangible assets purchased by the Company is as follows:

Years

Pipeline Products	17
Potential Products	19
Microorganisms Collection	20

l.	Impairment of non-financial assets:

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

m.	Revenue recognition:

The revenue recognition is in accordance with IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”).

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

n.	Taxes on income:

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

o.	Financial instruments:

The accounting for financial instruments is in accordance with IFRS 9, “Financial Instruments” (“IFRS 9”).

1.	Financial assets:

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

5.	De-recognition of financial instruments:

a.	Financial assets:

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

b.	Financial liabilities:

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

Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with the performance of the employee's services.

In respect of its severance pay obligation to certain of its employees, the Company makes current deposits in pension funds and insurance companies (“the plan assets”). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Company's own creditors and cannot be returned directly to the Company.

s.	Share-based payment transactions:

The Company's employees and consultants are entitled to remuneration in the form of equity-settled share-based payment transactions.

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at the grant date. The fair value is determined using an acceptable option pricing model.

As for consultants, the cost of the transactions is measured at the fair value of the services received as consideration for equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award (“the vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for awards that do not ultimately vest.

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

Certain amounts previously reported in the consolidated financial statements have been reclassified to conform to the current year’s presentation. Such reclassifications did not affect statements of financial position, statements of loss, statements of changes in equity or statements of cash flows.

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

Government grants received from the IIA are recognized as liabilities if future economic benefits are expected from the research and development activity that will result in royalty-bearing sales. There is uncertainty regarding the estimated future cash flows used to measure the amount of the liability.

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

The fair value of intangible assets purchased is determined upon initial recognition by either one of three traditional methods in evaluating an asset. These methods include the market approach, the income approach and the cost approach. The pipeline products and potential products were valued by applying the income approach and the microorganisms collection was valued using the cost approach. The useful economic life was determined through years of development until the final year of projected sales. When applying the income approach, the cash flows expected to be generated by intangible assets are discounted to their present value equivalent using a rate of return that reflects the relative risk of the investment, as well as the time value of money. For each intangible asset, a specific discount rate was calculated using the “Modified CAPM Build-Up Method”.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: -	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

a.	Amendment to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”:

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

The Company estimates that the application of the Amendment is not expected to have a material impact on the financial statements.

b.	Amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors":

In February 2021, the IASB issued an amendment to IAS 8, “Accounting Policies, Changes to Accounting Estimates and Errors” (“the IAS 8 Amendment”), in which it introduces a new definition of “accounting estimates”.

Accounting estimates are defined as “monetary amounts in financial statements that are subject to measurement uncertainty”. The IAS 8 Amendment clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.

The IAS 8 Amendment is to be applied prospectively for annual reporting periods beginning on or after January 1, 2023 and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Early application is permitted.

The Company is currently evaluating the effects of the IAS 8 Amendment on its financial statement.

c.	Amendment to IAS 1, "Presentation of Financial Statements":

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” (“the IAS 1 Amendment”) regarding the criteria for determining the classification of liabilities as current or non-current.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: -	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

The IAS 1 Amendment includes the following clarifications:

•	What is meant by a right to defer settlement;

•	That a right to defer must exist at the end of the reporting period;

•	That classification is unaffected by the likelihood that an entity will exercise its deferral right; and

•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The IAS 1 Amendment is effective for annual periods beginning on or after January 1, 2023 and must be applied retrospectively. Early application is permitted.

The Company is evaluating the possible impact of the IAS 1 Amendment on its current loan agreements.

d.	Amendment to IFRS 3, “Business Combinations”:

In May 2020, the IASB issued Amendments to IFRS 3, “Business Combinations – Reference to the Conceptual Framework” which are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements with a reference to the Conceptual Framework for Financial Reporting, that was issued in March 2018, without significantly changing its requirements.

The IASB added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” or International Financial Reporting Interpretations Committee 21 (IFRIC), “Levies” if incurred separately.

According to the exception, liabilities and contingent liabilities within the scope of IAS 37 or IFRIC 21 will be recognized on the acquisition date according to the criteria in IAS 37 or IFRIC 21 and not according to the Conceptual Framework.

The Amendments also clarify that contingent assets do not qualify for recognition at the acquisition date.

The Amendments are effective for annual reporting periods beginning on or after January 1, 2022 and apply prospectively.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: -	COLLABORATION, RESEARCH AND DISTRIBUTION AGREEMENTS-

Each of the following agreements amounted to 10% or more of the Company’s total revenues in 2021 and 2020:

a.
In December 2018, the Company entered into a collaboration with TMG Tropical Melhoramento e Genetica S.A. (“TMG”) for the development of nematode-resistant soybean varieties using genome editing technology. In the initial phase of the collaboration, the Company identified genomic elements for editing to attribute nematode resistance in soybean and perform such edits on TMG’s commercial soybean germplasm. In turn, TMG is to validate the efficacy of the edited soybean varieties in greenhouse assays and field trials in Brazil, for incorporation in its breeding pipeline.

b.
In March 2020, AgPlenus Ltd. entered into a multi-year collaboration with Corteva for the discovery and development of novel herbicides. Under the terms of the collaboration agreement, AgPlenus Ltd. and Corteva work together to optimize herbicide product candidates originating from the Company’s pipeline. Successful candidates from this collaboration are expected to be further developed by Corteva.

c.	In April 2020, Lavie Bio Ltd. entered into a proof-of-concept agreement with customer E (see Note 21c) for the purpose of optimization of a bioinsecticide.

d.
In August 2021, Canonic Ltd. entered into an agreement with customer F (see Note 21c) for the distribution in Israel of Canonic Ltd.’s medical cannabis products, through its distribution channels, on a consignment basis to licensed pharmacies, under the Canonic brand. The initial term of the agreement is 36 months.

NOTE 6: -	CASH AND CASH EQUIVALENTS

	December 31,
	2021	2020

Cash for immediate withdrawal in USD	$7,793	$32,757
Cash for immediate withdrawal in New Israeli Shekels (“NIS”)	24,002	13,044
Cash for immediate withdrawal in Euro and other currencies	530	428

	$32,325	$46,229

NOTE 7: -	MARKETABLE SECURITIES

Financial assets measured at fair value through profit and loss:

	December 31,
	2021	2020

Corporate bonds and government treasury notes	18,541	-

	$18,541	$-

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: -	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2021	2020

Government authorities	$275	$207
Grant receivables	-	643
Patent cost reimbursement	603	1,078
Accrued bank interests	7	18
Prepaid expenses	1,681	1,308
Restricted cash	77	47
Other	8	71

	$2,651	$3,372

NOTE 9: -	LEASES

The Company has entered into various lease agreements for certain of its offices and car leases with original lease periods expiring between 2022 and 2028. Most of the lease agreements include one or more options to renew. The Company does not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement.

Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancelable lease payments and payments for optional renewal periods where it is reasonably certain the renewal period will be exercised. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

a.	Information on leases in which the Company is a lessee:

	Year ended December 31
	2021		2020

Interest expense on lease liabilities	$315		$238
Exchange rate differences	(31)		152
CPI expenses on lease liabilities and right-of-use assets	6		(1)
Depreciation expenses on right-of-use assets	606		758
Income due to removal of lease liabilities and right-of-use assets	*	)	*	)

*) Represents an amount lower than $1

b.	Lease extension and cancelation options:

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

c.	Disclosures of right-of-use assets:

	Leasehold	Motor vehicles	Total

Cost:

Balance as of January 1, 2021	$3,025	$319	$3,344

Additions during the year:

Additions to right-of-use assets for new leases in the period	412	412	824

Revaluation recognized in CPI	4	43	47

Disposals during the year:

Disposals of right-of-use assets for leases terminated in the period	-	(30)	(30)

Balance as of December 31, 2021	3,441	744	4,185

Accumulated depreciation:

Balance as of January 1, 2021	1,224	248	1,472

Additions during the year:

Depreciation	494	112	606

Disposals during the year:

Disposals of right-of-use assets	-	(2)	(2)

Balance as of December 31, 2021	1,718	358	2,076

Depreciated cost on December 31, 2021	$1,723	$386	$2,109

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: -	LEASES (Cont.)

	Leasehold	Motor vehicles	Total

Cost:

Balance as of January 1, 2020	$3,041	$381	$3,422

Additions during the year:

Additions to right-of-use assets for new leases in the period	-	23	23

Revaluation recognized in CPI	(16)	(7)	(23)

Disposals during the year:

Disposals of right-of-use assets for leases terminated in the period	-	(78)	(78)

Balance as of December 31, 2020	3,025	319	3,344

Accumulated depreciation:

Balance as of January 1, 2020	596	155	751

Additions during the year:

Depreciation	628	130	758

Disposals during the year:

Disposals of right-of-use assets	-	(37)	(37)

Balance as of December 31, 2020	1,224	248	1,472

Depreciated cost on December 31, 2020	$1,801	$71	$1,872

d.	Disclosures of lease liability:

	Leasehold	Motor vehicles	Total

Balance as of January 1, 2021	$2,375	$65	$2,440

Lease payments	(748)	(147)	(895)

Lease deposits	-	(2)	(2)

Interest expense	281	34	315

Exchange rate differences	(38)	7	(31)

Additions to lease liability for new leases in the period	412	412	824

Reduction of lease liability for leases terminated in the period	-	(29)	(29)

Revaluation recognized in CPI	4	43	47

Balance as of December 31, 2021	2,286	383	2,669

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: -	LEASES (Cont.)

	Leasehold	Motor vehicles	Total

Balance as of January 1, 2020	$2,760	$211	$2,971

Lease payments	(740)	(137)	(877)

Lease deposits	-	(5)	(5)

Interest expense	216	22	238

Exchange rate differences	145	7	152

Additions to lease liability for new leases in the period	-	21	21

Reduction of lease liability for leases terminated in the period	-	(40)	(40)

Revaluation recognized in CPI	(6)	(14)	(20)

Balance as of December 31, 2020	2,375	65	2,440

The Company leases facilities for its offices and research and development activities, as well as motor vehicles under leases. Future minimum lease payments under non-cancelable leases for the years ended December 31, are as follows:

	Leasehold	Motor vehicles	Total

2022	782	193	975
2023	788	140	928
2024	755	58	813
2025	115	-	115
2026 and thereafter	138	-	138

Total lease payments	$2,578	$391	$2,969
Less: imputed interest	292	8	300
Present value of lease liabilities	$2,286	$383	$2,669

NOTE 10: -	PROPERTY, PLANT AND EQUIPMENT, NET
	Laboratory equipment	Computers and peripheral equipment	Office equipment and furniture	Leasehold improvements	Total
Cost:

Balance on January 1, 2021	$4,150	$3,009	$264	$13,690	$21,113
Additions	314	211	-	297	822
Deductions	(208)	(1,612)	(11)	(475)	(2,306)

Balance on December 31, 2021	4,256	1,608	253	13,512	19,629

Accumulated Depreciation:

Balance on January 1, 2021	3,457	2,830	173	12,581	19,041
Additions	311	129	14	242	696
Deductions	(96)	(1,612)	(11)	(462)	(2,181)

Balance on December 31, 2021	3,672	1,347	176	12,361	17,556

Depreciated cost on December 31, 2021	$584	$261	$77	$1,151	$2,073

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: -	PROPERTY, PLANT AND EQUIPMENT, NET (Cont.)

	Laboratory equipment	Computers and peripheral equipment	Office equipment and furniture	Leasehold improvements	Total
Cost:

Balance on January 1, 2020	$4,939	$4,051	$264	$13,527	$22,781
Additions	299	61	-	163	523
Deductions	(1,088)	(1,103)	-	-	(2,191)

Balance on December 31, 2020	4,150	3,009	264	13,690	21,113

Accumulated Depreciation:

Balance on January 1, 2020	4,230	3,780	157	12,031	20,198
Additions	315	153	16	550	1,034
Deductions	(1,088)	(1,103)	-	-	(2,191)

Balance on December 31, 2020	3,457	2,830	173	12,581	19,041

Depreciated cost on December 31, 2020	$693	$179	$91	$1,109	$2,072

NOTE 11: -	INTANGIBLE ASSETS, NET

On August 6, 2019, Corteva, through its subsidiary Pioneer Hi-Bred International, Inc., made an investment in the Company's agriculture biologicals subsidiary, Lavie Bio Ltd., which included the contribution of all Corteva’s holdings in its wholly owned subsidiary Taxon Biosciences, Inc. along with an amount of $10,000 in consideration for Lavie Bio Ltd.'s shares.  This transaction included the following intangible assets: (see also Note 17f).

	Pipeline Products	Potential Products	Microorganisms Collection	Total
Cost:

Balance on January 1, 2021	$7,028	$4,920	$5,500	$17,448
Additions	-	-	-	-

Balance on December 31, 2021	7,028	4,920	5,500	17,448

Accumulated Depreciation:

Balance on January 1, 2021	$567	$356	$386	$1,309
Additions	404	253	275	932

Balance on December 31, 2021	971	609	661	2,241

Amortized cost on December 31, 2021	$6,057	$4,311	$4,839	$15,207

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: -   INTANGIBLE ASSETS, NET (Cont.)

	Pipeline Products	Potential Products	Microorganisms Collection	Total
Cost:

Balance on January 1, 2020	$7,028	$4,920	$5,500	$17,448
Additions	-	-	-	-

Balance on December 31, 2020	7,028	4,920	5,500	17,448

Accumulated Depreciation:

Balance on January 1, 2020	$162	$102	$110	$374
Additions	405	254	276	935

Balance on December 31, 2020	567	356	386	1,309

Amortized cost on December 31, 2020	$6,461	$4,564	$5,114	$16,139

Amortization expenses of intangible assets are classified in profit or loss in research and development, net.

NOTE 12: -	LIABILITIES IN RESPECT OF GOVERNMENT GRANTS

	2021	2020

Balance on January 1,	$3,766	$3,362
Grants received	824	320
Royalties paid	(34)	(22)
Amounts recorded in profit or loss	(160)	106

Balance on December 31,	$4,396	$3,766

The Company received research and development grants from the IIA and undertook to pay royalties of 3% of revenues derived from research and development projects that were financed by the IIA, of up to 100% of the grants received. As of December 31, 2021, the Company received grants amounting to $8,646 (including accrued interest), of which $3,502 were repaid to date.

NOTE 13: -	FINANCIAL INSTRUMENTS

a.	Classification of financial instruments by fair value hierarchy:

	December 31,
	2021	2020
Financial assets:

Marketable securities – Level 1	$18,541	$-

	$18,541	$-

During 2021 and 2020, there were no transfers due to the fair value measurement of any financial instrument to or from Levels 1, 2 and 3.

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

The following table presents the repayment dates of the Company's financial liabilities, by contractual terms, in nominal amounts (including interest payments):

Balance on December 31, 2021:

	Up to 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	Over 5 years	Total
Trade payables	$1,463	$-	$-	$-	$-	$-	$1,463
Employees and payroll accruals	2,662	-	-	-	-	-	2,662
Other payables	1,519	-	-	-	-	-	1,519
Leases liability	975	928	814	115	73	64	2,969
Liabilities in respect of government grants	89	233	490	847	1,449	1,359	4,467

	$6,708	$1,161	$1,304	$962	$1,522	$1,423	$13,080

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: -	FINANCIAL INSTRUMENTS (Cont.)

Balance on December 31, 2020:

	Up to 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	Over 5 years	Total
Trade payables	$863	$-	$-	$-	$-	$-	$863
Employees and payroll accruals	2,535	-	-	-	-	-	2,535
Other payables	1,238	-	-	-	-	-	1,238
Leases liability	777	659	622	622	111	133	2,924
Liabilities in respect of government grants	72	177	291	557	948	2,639	4,684

	$5,485	$836	$913	$1,179	$1,059	$2,772	$12,244

c.	Fair Value:

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

The fair value of lease liability is measured using a discount rate that reflects the IBR of interest at the date of the contract.

d.	Sensitivity tests relating to changes in market factors:

	December 31,
	2021	2020

Sensitivity test to changes in the USD/NIS exchange rate:

Gain (loss) from the change:
Increase of 5% in exchange rate	$(639)	$(485)
Decrease of 5% in exchange rate	$639	$485

Sensitivity test to changes in the market price of listed securities:

Gain (loss) from the change:
Increase of 5% in market price	$927	$-
Decrease of 5% in market price	$(927)	$-

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

As of December 31, 2021, the Company is not involved in any material claims.

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

c.	Canonic:

In December 2020, Canonic entered into a certain service agreement with a licensed medical cannabis cultivator (the “cultivator” and the “agreement”).  According to the agreement, the cultivator will provide to Canonic plant growth services in Israel.  As of December 31, 2021, Canonic committed to pay the cultivator for its future services an additional amount of approximately $50.

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

	Year ended December 31,
	2021	2020	2019

Expenses - defined contribution plan	$837	$665	$703

NOTE 16: -	TAXES ON INCOME

a.	Tax rates applicable to the Company and its subsidiaries:

1.	The Israeli corporate income tax rate was 23% for all years presented.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: -	TAXES ON INCOME (Cont.)

2.
The Company’s U.S. subsidiaries, Evogene Inc., Lavie Bio Inc., Lavie Tech Inc., Taxon Biosciences, Inc., and AgPlenus Inc., are subject to U.S. income taxes. During the years 2018 through 2021, the tax rates applicable to those companies were approximately 21% and 6.5% (federal tax and state tax, respectively, where those companies operate).

b.	Tax assessments:

Evogene Ltd. and its subsidiary Casterra Ag Ltd. received assessments that are considered final, up to and including the 2016 tax year.

The Company’s Israeli subsidiaries, Biomica Ltd., AgPlenus Ltd., Lavie Bio Ltd. and Canonic Ltd. have not received final tax assessments since their incorporation.

c.	Carryforward losses for tax purposes and other temporary differences:

As of December 31, 2021, Evogene Ltd. and its Israeli subsidiaries have carryforward operating tax losses amounting to approximately $120,000 and $44,000, respectively, which can be carried forward for an indefinite period.

d.	Deferred taxes:

The Company did not recognize deferred tax assets for carry-forward losses and other temporary differences, because their utilization in the foreseeable future is not probable.

e.	Theoretical tax:

As the Company has incurred operating losses during the years ended December 31, 2021, 2020 and 2019 for which deferred taxes were not recorded, as mentioned in note 16d, the reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate, and the taxes on income recorded in profit or loss, does not provide significant information and therefore is not presented.

NOTE 17: -	SHAREHOLDERS' EQUITY

a.	Share capital:

	December 31,
	2021		2020
	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
	Number of shares
Ordinary shares of NIS 0.02 par value each	150,000,000	41,170,168	150,000,000	35,600,088

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17: -	SHAREHOLDERS' EQUITY (Cont.)

b.	Changes in share capital:

Share capital issued and outstanding:

	Number of shares	NIS par value
Outstanding on January 1, 2020	25,754,297	515,086

Exercise of options	43,438	869

Issuance of ordinary shares	9,802,353	196,047

Outstanding on December 31, 2020	35,600,088	712,002

Exercise of options and vesting of restricted share units (“RSUs”)	156,120	3,122

Exercise of pre-funded warrants	883,534	17,671

Issuance of ordinary shares	4,530,426	90,609

Outstanding on December 31, 2021	41,170,168	823,404

Issuance of shares and pre-funded warrants:

1.	On September 2, 2020, the Company issued 5,882,353 ordinary shares in a registered direct offering. Each ordinary share was sold at $1.70 per share resulting in gross proceeds of $10,000.

2.
On November 2, 2020, the Company completed a second registered direct offering with certain institutional investors for the purchase of 3,920,000 ordinary shares at a share price of $2.50 per ordinary share and 883,534 pre-funded warrants with an exercise price of $0.01 per share at price of $2.49 per warrant, resulting in gross proceeds of $12,000. According to the agreement, the holder can choose settlement in cash or by exchanging shares for cash. According to the provisions of IAS 32, "Financial Instruments: Presentation", these pre-funded warrants are accounted for as a liability and measured at fair value according to IFRS 9.

3.
On January 4, 2021, the 883,534 pre-funded warrants were exercised into 883,534 of the Company's ordinary shares at an exercise price of $0.01 per pre-funded warrant for a total amount of $9 (see Note 22b).

4.
On January 14, 2021, the Company entered a Controlled Equity Offering Sales Agreement. pursuant to which it issued 3,803,594 ordinary shares during January and February 2021, in an at-the-market (“ATM”) offering, with a weighted average selling price of $7.36 per share, resulting in gross proceeds of approximately $28,000.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17: -	SHAREHOLDERS' EQUITY (Cont.)

5.
On February 19, 2021, the Company entered a new Controlled Equity Offering Sales Agreement. In accordance with the terms of the sales agreement, from time to time the Company may offer and sell its ordinary shares in an ATM offering having an aggregate offering price of up to $50,000. During April through September 2021, 726,832 ordinary shares were issued through the ATM offering, with a weighted average selling price of $3.64 per share, resulting in gross proceeds of approximately $2,600.

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

f.	Composition of non-controlling interests in the statement of financial position:

	December 31,
	2021	2020

Balance on January 1,	$10,837	$10,073

Forfeiture of non-controlling interests regarding share-based compensation	(536)	(238)

Share-based compensation	1,717	3,742

Exercise of subsidiary options	378	82

Benefit to non-controlling interests regarding Share-based compensation	23	10

Loss attributed to non-controlling interests	(2,652)	(2,832)

Balance on December 31,	$9,767	$10,837

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17: -	SHAREHOLDERS' EQUITY (Cont.)

Issuance of shares by subsidiary:

1.
On August 6, 2019, Corteva, through its subsidiary Pioneer Hi-Bred International, Inc., made an investment in the Company's agriculture biologicals subsidiary, Lavie Bio Ltd., which included the contribution of all Corteva’s holdings in its wholly owned subsidiary Taxon Biosciences, Inc. along with an amount of $10,000. Upon consummation of the foregoing transactions, Corteva was issued 27.84% of Lavie Bio Ltd.’s equity while Evogene Ltd. held 72.16% of Lavie Bio Ltd.’s equity following such investment. As a result, the Company recorded a share premium and a non-controlling interest in the amounts of $17,406 and $10,042, respectively.

2.
On July 24, 2020, 36,520 options were exercised in AgPlenus Ltd. into its ordinary shares. Upon the exercise of options, the non-controlling interest was issued 1.66% of AgPlenus Ltd.'s equity. As a result, the Company recorded an increase in non-controlling interest in the amount $82.

3.
On November 16, 2021, 203,826 options were exercised in Lavie Bio Ltd. into ordinary shares. Upon the exercise of options, the non-controlling interest was issued 1.99% of Lavie Bio Ltd.'s equity. As a result, the Company recorded an increase in non-controlling interest in the amount of $378.

NOTE 18: -	SHARE- BASED COMPENSATION

a.	Expenses recognized in the financial statements:

The expense recognized in the Company's financial statements for services provided by employees and service-providers is as follows:

	Year ended December 31,
	2021	2020	2019

Share-based compensation – Attributable to equity holders of the Company	$892	$355	$814
Share-based compensation – Attributable to non-controlling interests (see Note 17f)	1,717	3,742	764

	$2,609	$4,097	$1,578

b.
The Company maintains four share option and incentive plans: the Evogene Ltd. 2002 Share Option Plan, the Evogene Ltd. 2003 Key Employee Share Incentive Plan, the Evogene Ltd. 2013 Share Option Plan and the Evogene Ltd. 2021 Share Incentive Plan (the “2021 Plan”). All such option and incentive plans provide for the grant of options to purchase the Company's ordinary shares that generally expire 10 years from the grant date.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: -	SHARE- BASED COMPENSATION (Cont.)

c.	Evogene Ltd. share-based payment plan for employees, directors and consultants:

During 2021, 2020 and 2019, the board of directors of the Company approved to grant its employees, directors and consultants 987,750, 1,046,500 and 750,000 options, respectively. The fair value of the options granted in 2021, determined at their grant date using the binomial model, was approximately $957. The fair value of the options granted in 2020 and 2019 was approximately $629 and $390, respectively.

d.	Evogene Ltd. share options activity:

The following table summarizes the number of share options, the weighted average exercise price, and the changes that were made in the option plans to employees, consultants and directors of the Company:

	2021		2020		2019
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding on January 1,	4,030,702	6.24	4,335,017	7.08	4,389,523	7.46
Granted	987,750	3.69	1,046,500	1.37	750,000	1.67
Exercised	(151,995)	2.81	(43,438)	2.45	-	-
Forfeited	(632,507)	9.06	(1,307,377)	6.98	(804,506)	7.13

Outstanding at December 31,	4,233,950	5.54	4,030,702	6.24	4,335,017	7.08

Exercisable at December 31,	2,558,643	7.31	2,556,360	8.54	2,855,405	9.09

The following table summarizes information about share options outstanding at December 31, 2021:

	Options outstanding
Range of exercise prices ($)	Number outstanding	Average remaining contractual life	Weighted average exercise price
0.54 - 1.80	872,927	7.79	1.36
1.84 - 3.40	1,132,750	8.93	2.69
3.43 - 4.98	359,373	6.58	3.83
5.73 -8.03	939,400	4.08	6.05
8.49 - 10.77	228,000	2.40	9.41
12.14 - 22.85	701,500	2.10	14.30

Total	4,233,950	5.94	5.54

The weighted average outstanding remaining contractual term of the options as of December 31, 2021 is 5.94 years (as of December 31, 2020, it was 6.31 years).

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: -	SHARE- BASED COMPENSATION (Cont.)

The weighted average fair value of options granted during 2021 was $0.97 (for options granted during 2020, the weighted average fair value was $0.60).

The fair value of Company share options granted to employees, directors and consultants for the years ended December 31, 2021, 2020 and 2019 was estimated using the binomial model with the following assumptions:

	2021	2020	2019

Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	43-47	34-41	33-34
Risk-free interest rate (%)	0.9-1.9	0.2-0.9	0.97-1.51
Suboptimal factor	1.8-2	1.8-2	1.8-2
Post-vesting forfeiture rate (%)	5-10	5-10	5-10

The expected volatility of the share prices reflects the assumption that the historical volatility of the share prices is reasonably indicative of expected future trends.

e.	Evogene Ltd. RSUs activity:

The 2021 Plan also provides for the grant of restricted shares and RSUs. During 2021, the board of directors of the Company approved to grant its employees, directors and consultants 270,900  RSUs. The fair value of the RSUs granted in 2021, determined at their grant date using the binomial model, was approximately $622.

The following table summarizes the number of RSUs, and the changes that were made in the RSU's plan to employees, consultants and directors of the Company during 2021:

	Number of RSUs	Weighted average grant date fair value

Outstanding on January 1, 2021	-	-
Granted	270,900	2.3
Vested	(4,125)	2.42
Forfeited	(19,000)	2.42

Outstanding at December 31, 2021	247,775	2.28

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: -	SHARE- BASED COMPENSATION (Cont.)

f.	The Company's subsidiaries maintain share option and incentive plans with similar terms and conditions.

The following table summarizes the number of share options, the weighted average exercise price, and the changes that were made in the option plans to employees, consultants and directors of the Company's subsidiaries:

	2021		2020
	Number of options	Weighted average exercise prices ($)	Number of options *)	Weighted average exercise prices ($) *)

Outstanding on January 1,	1,798,780	0.88	460,038	0.13
Granted	318,302	1.64	1,433,648	1.08
Exercised	(203,826)	0.03	(36,520)	0.25
Forfeited	(11,264)	0.21	(58,386)	0.20

Outstanding on December 31,	1,901,992	1.39	1,798,780	0.88

Exercisable on December 31,	730,753	1.62	785,236	0.55

*) Number of options and weighted average exercise price are adjusted to represent a 1:10 split in Canonic Ltd.’s ordinary shares on June 8, 2021, effected through issuance of bonus options and a proportional decrease in the exercise price of the options.

g.
The fair value of Company's subsidiaries’ share options granted to employees, directors and consultants for the years ended December 31, 2021 and 2020 was estimated using the binomial model with the following assumptions:

	2021	2020

Dividend yield (%)	-	-
Expected volatility of the share prices (%)	65-96	46-90
Risk-free interest rate (%)	0.11-1.56	0.07-0.9
Suboptimal factor	1.2-2.5	1.8-2
Post-vesting forfeiture rate (%)	5-10	5-10

NOTE 19: -	STATEMENTS OF PROFIT OR LOSS - ADDITIONAL INFORMATION

a.	Cost of revenues:

	Year ended December 31,
	2021	2020	2019

Salaries and benefits	$514	$508	$242
Materials and sub-contractors	253	66	63
Other	-	-	29

	$767	$574	$334

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19: -	STATEMENTS OF PROFIT OR LOSS - ADDITIONAL INFORMATION (Cont.)

b.	Research and development, net:

	Year ended December 31,
	2021	2020	2019

Salaries and benefits	$10,841	$9,198	$9,811
Share-based compensation	1,348	2,227	782
Materials and sub-contractors	5,709	3,817	2,674
Plant growth and greenhouse maintenance	802	628	337
Rentals and office maintenance	682	684	428
Depreciation and amortization	2,234	2,709	2,742
Loss from derecognition of property, plant and equipment	121	-	12
Other	46	45	579
Participation in respect of government grants	(658)	(2,021)	(1,574)

	$21,125	$17,287	$15,791

c.	Business development:

	Year ended December 31,
	2021	2020	2019

Salaries and benefits	$1,424	$1,002	$907
Share-based compensation	574	1,115	442
Travel	39	58	168
Legal	87	35	133
Other	614	462	379

	$2,738	$2,672	$2,029

d.	General and administrative:

	Year ended December 31,
	2021	2020	2019

Salaries and benefits	$2,866	$2,362	$1,922
Share-based compensation	687	755	354
Professional fees	3,484	2,023	1,151
Other	216	181	338

	$7,253	$5,321	$3,765

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19: -	STATEMENTS OF PROFIT OR LOSS - ADDITIONAL INFORMATION (Cont.)

e.	Financing income and expenses

Financing income:

	Year ended December 31,
	2021	2020	2019

Exchange differences	$1,525	$1,361	$1,432
Interest income	291	230	759
Change in the fair value of marketable securities	119	-	439

	$1,935	$1,591	$2,630

Financing expenses:

	Year ended December 31,
	2021	2020	2019

Bank expenses and commissions	$88	$32	$52
Exchange differences	460	350	160
Change in the fair value of marketable securities	181	34	-
Pre-funded warrants issuance expenses	-	211	-
Revaluation of pre-funded warrants	212	1,944	-
Lease liability interest	315	237	302
Revaluation of liabilities in respect of government grants	158	143	41

	$1,414	$2,951	$555

NOTE 20: -	LOSS PER SHARE

Details of the number of shares and loss used in the computation of loss per share:

	Year ended December 31,
	2021		2020		2019
	Weighted number of shares *)	Loss attributable to equity holders of the Company	Weighted number of shares *)	Loss attributable to equity holders of the Company	Weighted number of shares *)	Loss attributable to equity holders of the Company

Number of shares and loss	40,433,303	(27,793)	28,158,779	(23,374)	25,754,297	(18,112)

*)	To compute diluted loss per share, potential ordinary shares (detailed below) have not been taken into account due to their anti-dilutive effect:

4,233,950 options to employees under share-based payment plans

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 21: -	OPERATING SEGMENTS

a.	General:

The Company operates across several market segments, including human health, agriculture, and other industrial applications. The agriculture segment consists of the certain parent Company’s activities and two of the Company's subsidiaries, Lavie Bio Ltd. and AgPlenus Ltd. The human health segment consists of the Company's subsidiaries, Biomica Ltd. and Canonic Ltd. The industrial applications segment consists of the Company's subsidiary Casterra Ag Ltd. The segments were determined on the basis of information considered by the Chief Operating Decision-Maker (“CODM”) for purposes of decision-making on the allocation of resources and evaluation of performance. The following Company's segments are engaged in business activities for which they earn revenues and incur expenses, their results are reviewed by the CODM and discrete financial information is available:

Agriculture segment	-	Develops seed traits, ag-chemical products, and ag-biological products to improve plant performance.

Industrial applications segment	-	Develops improved castor bean seeds to serve as a feedstock source for other industrial uses.

Human health segment	-	Discovers and develops human microbiome-based therapeutics and cannabis activity.

Unallocated	-	Other corporate expenses and general development of enabling technologies discovery and optimization.

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

b.	The following table presents our revenues and operating loss by segments:

	Agriculture	Industrial application	Human health	Unallocated	Total

For the Year Ended December 31, 2021
Revenues	$628	$40	$183	$79	$930

Operating loss	$(12,248)	$(169)	$(10,087)	$(8,449)	$(30,953)

Net financing income					$521

Loss before taxes on income					$(30,432)

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 21: -	OPERATING SEGMENTS (Cont.)

	Agriculture	Industrial application	Human health	Unallocated	Total

For the Year Ended December 31, 2020
Revenues	$862	$33	$75	$70	$1,040

Operating loss	$(8,687)	$(333)	$(4,669)	$(11,125)	$(24,814)

Net financing expenses					$(1,360)

Loss before taxes on income					$(26,174)

	Agriculture	Industrial application	Human health	Unallocated	Total

For the Year Ended December 31, 2019
Revenues	$651	$26	$-	$76	$753

Operating loss	$(10,062)	$(419)	$(3,219)	$(7,466)	$(21,166)

Net financing income					$2,075

Loss before taxes on income					$(19,091)

c.	Major customers:

Revenues from major customers each of whom amounts to 10% or more of total revenues. The revenues from major customers detailed below were recorded in the Agriculture segment:

	Year ended December 31,
	2021	2020	2019

Customer A (subsidiary shareholder)	35%	48%	33%
Customer B	-	-	24%
Customer C	-	-	13%
Customer D	*) -	*)-	13%
Customer E	20%	17%	-
Customer F	17%	-	-

*) Represents an amount lower than 10%.

See also Note 22a.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 21: -	OPERATING SEGMENTS (Cont.)

d.	Geographical information:

Revenues based on the location of the customers, are as follows:

	Year ended December 31,
	2021	2020	2019

United States	56%	65%	33%
Israel	38%	22%	35%
Brazil	2%	11%	28%
Other	4%	2%	4%

	100%	100%	100%

The carrying amounts of non-current assets (right-of-use-assets, property, plant and equipment property and intangible assets) in the Company's country of domicile (Israel) and in the United States based on the location of the assets, are as follows:

	December 31,
	2021	2020	2019

United States	81%	82%	79%
Israel	19%	18%	21%

	100%	100%	100%

NOTE 22: -	BALANCES AND TRANSACTIONS WITH EXECUTIVE OFFICERS AND CERTAIN SHAREHOLDERS

a.
As reported by the shareholders, and based on publicly available information, the Company believes that as of December 31, 2021, ARK Investment Management LLC holds approximately 6.01% of the Company's ordinary shares and Corteva (through its subsidiary Pioneer Hi-Bred International, Inc.) holds 27.28% of the Company's subsidiary shares )Lavie Bio Ltd.’s(. In addition, Corteva is a major customer (see Note 21c, customer A).

b.	Balances:

Balance at December 31, 2021:

	Executive officers	Certain shareholders

Receivables	$-	$603

Other payables	$491	$-

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 22: -	BALANCES AND TRANSACTIONS WITH EXECUTIVE OFFICERS AND CERTAIN SHAREHOLDERS (Cont.)

Balance at December 31, 2020:

	Executive officers	Certain shareholder

Receivables	$-	$1,078

Pre-funded warrants	$-	$4,144

Other payables	$739	$49

Other advances (see Note 23a.)	-	$9

Balance at December 31, 2019:

	Executive officers	Certain shareholder

Receivables	$-	$539

Other payables	$477	$-

c.	Benefits to directors:
	Year ended December 31,
	2021	2020	2019

Compensation to directors not employed by the Company or on its behalf	$279	$268	$254

Number of directors that received the above compensation by the Company	6	6	6

d.	Salary and Benefits to Executive officers:

	Year ended December 31,
	2021	2020	2019

Salary and related benefits	$2,429	$2,385	$1,960
Share-based compensation	731	1,789	1,070

	$3,160	$4,174	$3,030

Number of people that received salary and benefits	11	11	8

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 22: -	BALANCES AND TRANSACTIONS WITH EXECUTIVE OFFICERS AND CERTAIN SHAREHOLDERS (Cont.)

e.	Transactions:

For the year ended December 31, 2021:

	Executive officers	Certain shareholders

Revenues	$-	$329
Research and development expenses (participation)	541	(1,892)
Business development expenses	1,210	-
General and administrative expenses	1,409	-
Financing expenses	$-	$212

For the year ended December 31, 2020:

	Executive officers	Certain shareholder

Revenues	$-	$500
Cost of revenues	-	17
Research and development expenses (participation)	978	(1,723)
Business development expenses	1,756	-
General and administrative expenses	1,440	-
Financing expenses	$-	$1,944

For the year ended December 31, 2019:

	Executive officers	Certain shareholders

Revenues	$-	$250
Research and development expenses (participation)	669	(1,280)
Business development expenses	1,250	-
General and administrative expenses	$1,111	$-