Form 20-F
period 2022-12-31
Evogene Ltd.
filed 2023-03-30
CIK 1574565

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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
Email: legal@evogene.com
13 Gad Feinstein Street, Park Rehovot, Rehovot
P.O. Box 4173, Ness Ziona, 7414002, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value NIS 0.02 per share	EVGN	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2022, the registrant had outstanding 41,260,439 ordinary shares, par value NIS 0.02 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☒

EVOGENE LTD.

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

CERTAIN TERMS AND CONVENTIONS

In this annual report, unless otherwise specifically stated or the context otherwise requires:

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

◾	references to the “Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

◾	references to the “Securities Act” are to the Securities Act of 1933, as amended;

◾	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

◾	references to the “NYSE” are to the New York Stock Exchange;

◾	references to the “Nasdaq” are to the Nasdaq Stock Market LLC or the Nasdaq Global Market;

◾	references to the “TASE” are to the Tel Aviv Stock Exchange; and

◾	references to the “SEC” are to the United States Securities and Exchange Commission.

Unless derived from our financial statements or otherwise noted, amounts presented in this annual report are translated at the rate of NIS 3.519 = USD 1.00, the exchange rate between the NIS and the U.S. dollar reported by the Bank of Israel as of December 31, 2022.

This annual report includes other statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable and are not aware of any misstatements regarding the industry data presented in this annual report, we have not independently verified the information contained in such publications. Certain estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “—Special Note Regarding Forward-Looking Statements” and “Item 3. Risk Factors—D. Risk Factors” in this annual report. For the avoidance of doubt, no material on our website forms any part of this annual report. References in this annual report to documents on our website or any other website are included as an aid to the location of such documents and such documents are not incorporated by reference herein.

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

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we expect, project, believe, anticipate, intend or project will or may occur in the future. The statements that we make regarding the following matters are forward-looking by their nature:

◾	our expectations regarding our revenue, expenses and other operating results;

◾	whether we or our subsidiaries are able to raise capital on commercially reasonable terms to sustain the financial condition of each respective entity;

◾	our potential options with respect to Canonic;

◾	the extent to which we continue to maintain our holdings in our subsidiary companies;

◾	the extent to which our discoveries and product candidates will have the desired effect so as to reach the stage of commercialization;

◾	whether we are able to achieve commercialization of our product candidates;

◾	whether we and our collaborators are able to allocate the resources needed to develop commercial products from our discoveries and product candidates;

◾
the length and degree of complexity of the process of our developing commercial products based on our discoveries and product candidates and the probability of our success, and the success of our collaborators, in developing such products;

◾	whether we are able to efficiently produce and scale up the production of our products, whether ourselves or through third party contractors, to achieve our commercialization targets;

◾	the degree of success of third parties upon whom we rely to conduct certain activities, such as field-trials and pre-clinical studies;

◾	whether we and our subsidiaries are able to comply with applicable law and the associated regulatory requirements that currently apply or become applicable to each respective business;

◾	the extent of the future growth of the agriculture, human health and industrial application industries in which we operate;

◾	whether we can maintain our current business models;

◾	the actual commercial value of our key product candidates;

◾	whether we or our collaborators receive regulatory approvals for the product candidates developed by us or our collaborators;

◾
whether milestones are met by us or by our collaborators with respect to our product candidates that generate revenues and whether products containing or based on our discoveries are commercialized and generate revenues or royalties;

◾	whether we are able to recruit, retain and develop knowledgeable or specialized personnel to perform our research and development work;

◾	the degree of our success at adapting to the continuous technological changes in our industries;

◾	whether we can maintain our collaboration agreements with our current collaborators or enter into new collaboration agreements and expand our research and development to new fields;

◾	whether we can improve our existing, or develop and launch new, computational technologies and screening and validation systems;

◾	whether we can patent our discoveries and protect our trade secrets and proprietary know-how; and

◾	whether the recent global coronavirus outbreak continues to harm our business and results of operations.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks described in “Item 3.D. Risk Factors” and the additional information contained in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

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

SUMMARY RISK FACTORS

 The risk factors described below are a summary of the principal risk factors associated with an investment in us. These are not the only risks we face. You should carefully consider these risk factors, together with the risk factors set forth in Item 3.D of this annual report and the other reports and documents filed by us with the SEC.

◾
We have a history of operating losses and negative cash flow, and may never achieve or maintain profitability. Various factors may delay, hinder, or prevent achievement of research and development milestones and commercialization of our product candidates. Moreover, while entitled to royalties from our collaborators, we may experience difficulties in collecting the royalties or never receive them, potentially resulting in costly litigation and loss of reputation.

◾
We, and our subsidiaries, may need substantial additional capital in the future which may dilute our shareholders. Additionally, subsidiary financings have diluted, and may continue to dilute, our equity holdings in our subsidiary companies, which will likely negatively impact and/or decrease our results of operations, including revenues, and the benefits of the value that may be created in such subsidiary companies. Additionally, we may need to finance the cost of the development of our independent product candidates ourselves.

◾
Our discoveries and product candidates may not achieve the desired effect required in order to create commercially viable products. In addition, our product development cycle is lengthy and uncertain and various factors may delay or prevent commercialization of our product candidates. We may never sell or earn royalties on the sale of commercial products based on our discoveries.

◾
If we are unable to maintain our Computational Predictive Biology, or CPB, platform and its technological engines, our research and development activities and those of our subsidiary companies may be substantially reduced.

◾
If we are unable to efficiently produce and scale up the production of our products, whether ourselves or through third party contractors, we may be unable to achieve our commercialization targets. Additionally, we or our collaborators may fail to perform obligations under the collaboration agreements.

◾
We rely on a limited number of collaborators to develop and commercialize product candidates. In addition, a decrease in research expenditures by the major companies in our target markets may jeopardize the continuation, or scope, of our collaborations and adversely impact our ability to continue or extend existing collaborations or enter into new collaborations.

◾
We are operating in multiple industries, each of which consists of multiple companies with much greater resources than us. If we are unable to compete effectively, our financial resources will be diluted and our financial results will suffer.

◾	Our efforts to develop and commercialize any of our products may be unsuccessful.

◾
If Lavie Bio and/or Canonic is unable to establish successful marketing distribution and/or retail channels for the commercialization of its products, it will not be able to meet its commercialization plans.

◾	We may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

◾
Our business is subject to various government regulations and, if we or our collaborators are unable to obtain the necessary regulatory approvals, we may not be able to continue our operations. Changes in laws and regulations to which we are subject, or to which we may become subject in the future, may materially increase our costs of operation, decrease our operating revenues and disrupt our business. Additionally, we could become subject to parallel reporting obligations in Israel and the United States, which could increase compliance costs and divert management’s attention.

◾	Disruption to our information technology and systems, or those of our subsidiaries could adversely affect our reputation and future demand for our products or collaborative relationships.

◾	The recent global coronavirus outbreak may continue to have an impact our business and results of operations.

◾	We currently need, and in the future we may need, to obtain licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms.

◾	Our licenses granted to our collaborators may limit our opportunities to enter into additional licensing or other arrangements.

◾
We may be required to pay substantial damages as a result of product liability, warranty liability, or personal injury claims and litigation. Additionally, our medical cannabis activity exposes us to legal and reputational risks associated with the cannabis industry. Our operations are also subject to various health and environmental risks associated with our use, handling and disposal of potentially toxic materials.

◾
Termination of any of our leases, changes in lease terms, and long-term leases that may not be terminated at will may jeopardize our activity and materially affect our financial condition or results of operations.

◾
Lavie Bio’s research and development facility in the U.S., our contracts with foreign businesses and any other current or future operations outside of Israel expose us to additional market and operational risks.

◾	Growing cycles and adverse weather conditions may decrease our results from operations.

◾
Our success depends on our ability to protect our intellectual property and our proprietary technologies. Any change to the patent laws in the U.S. or other jurisdictions may impair our ability to protect our product candidates.

◾
If we or one of our collaborators are sued for infringing the intellectual property rights of a third party, such litigation could be costly and time consuming and could prevent us or our collaborators from developing or commercializing our product candidates.

◾	We may be required to pay royalties to employees who develop inventions that have been or will be commercialized by us.

◾
Our employment agreements and agreements with our collaborators and third parties may not adequately prevent disclosure of trade secrets, know-how and other proprietary information. In addition, we may not be able to fully enforce covenants not to compete with our key employees.

◾	Conditions in Israel could adversely affect our business.

◾
Exchange rate fluctuations between the U.S. dollar and the NIS may negatively affect our financial results and interest rate fluctuations may negatively affect our financial results, financial condition, or investments.

◾	The terms of our Israeli government grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies supported by such grants outside of Israel.

◾
Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations. For example, provisions of Israeli law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

◾
The price of our ordinary shares may fluctuate significantly. Further, there is no guarantee of a continuing public market to resell our ordinary shares. In addition, our ordinary shares are traded on more than one market and this may result in price variations.

◾	The requirements of being a public company in the U.S. and Israel may strain our resources and distract our management, which could make it difficult to manage our business.

◾
If a U.S. person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences. Additionally, we believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2022, and there is significant risk that we will be a PFIC in 2023 as well. U.S. shareholders who held our ordinary shares at any time during a taxable year in which we are a PFIC may suffer adverse tax consequences.

◾	Any inability to meet the Nasdaq listing requirements may have an adverse effect on our share price and lead to our delisting from Nasdaq.

◾	If we fail to maintain effective internal control over financial reporting, the price of our ordinary shares may be adversely affected.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

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

We have a history of losses, and incurred operating losses of approximately $26.9 million, $31.0 and $24.8 million for the years ended December 31, 2022, 2021, and 2020, respectively. There is no assurance that our efforts in developing our product candidates will result in commercially successful products. We expect to continue to incur losses in future periods, until we begin earning significant revenues or royalties on our products, the product candidates we are currently developing or any new product candidates we develop in the future, if at all. Because we will incur significant costs and expenses for these efforts before we obtain any incremental revenues from them, our losses in future periods could be significant. In addition, we may find that these efforts are more expensive than we anticipate or that they do not result in profitability in the time period we anticipate, which would further increase our losses. For example, if we are unable to adequately control the costs associated with operating our business, including our costs of development and sales, we may deplete our cash resources and may be unable to continue to finance our business from our existing cash resources, and, our business, financial condition, operating results and prospects will suffer. For more information concerning our cash resources, please see “Liquidity and Capital Resources” in Item 5.B below. Additionally, due to market conditions over the course of 2022, and as part of an overall review of our organizational structure and its associated costs and expenses, we have implemented certain cost-cutting measures, including a structural change and a reduction in force during the year ended December 31, 2022, and may implement other cost-cutting measures in the future. As part of our overall assessment of our organizational structure, while we are continuing to support Canonic’s growth, we are considering various longer-term options with respect to Canonic’s business. Reductions in force may yield unintended consequences and costs, including additional attrition beyond the amount of force reduction, distraction to our employees, reduced employee morale and adverse effects on our reputation as an employer. Such reductions in force may also make it more difficult for us to hire new employees in the future and may limit the anticipated benefits from the reduction in force.

We, and our subsidiaries, may need substantial additional capital in the future, which may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our product candidates or intellectual property. If additional capital is not available, we may have to delay, reduce or cease operations.

We and our subsidiaries may seek additional funding in the future, which may consist of equity offerings, collaborations, licensing arrangements or any other means to develop our product candidates (including through our subsidiaries and collaborators), fund research and data surveys, or other general corporate purposes. To the extent that we raise additional capital through, for example, the sale of equity or convertible debt securities, our existing shareholders’ ownership interest will be further diluted, and the terms may include liquidation or other preferences that adversely affect our shareholders’ rights. The incurrence of indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt or to issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline. Securing additional financing may also divert our management’s attention from our day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates.

Additional funding may not be available to us on acceptable terms, or at all. In the event that we enter into collaborations or licensing arrangements in order to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to a third party on unfavorable terms our rights to product candidates or intellectual property that we otherwise would seek to develop or commercialize ourselves or reserve for future potential arrangements when we might be able to achieve more favorable terms.
If we, or our subsidiaries, are unable to raise additional capital when required or on acceptable terms, we may be required to:

•	delay, scale back or discontinue the development, manufacturing scale-up or commercialization of our or our subsidiaries’ product candidate;
•	accept for one or more of our or our subsidiaries’ product candidates terms that are less favorable than might otherwise be available; or
•
relinquish or license to additional parties, on unfavorable terms, our rights to our or our subsidiaries’ product candidates that we or our subsidiaries otherwise would seek to develop or commercialize ourselves.

Any such consequence will have a material adverse effect on our business, operating results and prospects and on our ability to develop our or our subsidiaries’ product candidates ourselves or through collaborators.

The dilution of our equity holdings in our subsidiary companies will likely negatively impact and/or decrease our results of operations, including revenues, and the benefits recognized by our shareholders from value that may be created in such subsidiary companies.

We initiated a corporate strategy and structure at the beginning of 2018, with the intent to make product development and go-to-market more efficient and to better reflect the individual value of each of our market focused business units. Under our corporate structure, we operate with Evogene acting as a technology hub and, below it, a growing group of divisions and subsidiaries that benefit from the unique capabilities of Evogene’s Computational Predictive Biology, or CPB platform and its technological engines, ChemPass AI, GeneRator AI and MicroBoost AI. Each such subsidiary is responsible for advancing its product development and pipeline, establishing its “go-to-market” strategy via direct sales or through existing and new collaborations, and securing additional financial resources, if and when required. Due to our limited financial resources and other investment considerations, our subsidiaries are permitted to obtain financing from external sources and have therefore raised additional capital and may continue to raise capital in the future. Such financings can have a dilutive impact on our ownership interest in the particular subsidiary. For example, Lavie Bio entered into a SAFE agreement with an affiliate of ICL Group Ltd., or ICL, and Biomica entered into a Share Purchase Agreement with Shanghai Healthcare Capital, or SHC. For more information see “Item 4.B. Information on the Company—Business Overview—Market Segments—Agriculture—Lavie Bio Ltd.—Overview” and “Item 4.B. Information on the Company—Business Overview—Market Segments—Human Health—Biomica Ltd.—Overview”. Such external financings have therefore resulted, and may continue to result, in the decrease of our ownership percentage in one or more of our subsidiaries, which, in turn, will likely negatively impact and/or reduce our operational results (including revenues), financial condition, long-term growth strategy, the value of our shares, and the benefits we (and, indirectly, our shareholders) recognize from value established in any such subsidiary.

Our discoveries and product candidates may not achieve the desired effect required in order to create commercially-viable products.

Our success depends on our ability to develop products that have the desired effects: in our agriculture activity, on plants, in our human health activity, on humans, and in our industrial applications activity, on the relevant industrial inputs. Research and development in these industries entails considerable uncertainty. We may spend many years developing product candidates that will never be commercialized. The science underlying the development of our product candidates is highly complex and, although we use innovative approaches, there is no certainty that our discoveries will result in product candidates that satisfy market requirements. Except for our products in our medical cannabis, ag-biologicals activities, and in our castor oil activity, none of our discoveries and product candidates has completed the development process and become commercially available so far and such anticipated products may never reach commercialization. If our discoveries and product candidates will not have the desired effects, we and our collaborators may not develop commercial products that are based on them, which could materially and adversely affect our results of operations and our long-term growth strategy.

If we are unable to maintain our CPB platform and its technological engines, ChemPass AI, GeneRator AI and MicroBoost AI, our research and development activities and those of our subsidiary companies may be substantially reduced.

We and our subsidiary companies depend significantly on our CPB platform and its technological engines in research and development activities. In particular, Evogene relies on CPB and its technological engines to provide computational biology services to our subsidiaries and to support the research and development activities of our Ag-Seeds division. If we are unable to maintain our CPB and technological engines, due to cost, technical failure or otherwise, we could experience adverse consequences, including but not limited to loss of data, interruptions in research and development activities, loss of business and revenues.

Our subsidiary companies rely on our CPB and its technological engines to, among others, capture laboratory data, maintain clinical trial data and perform data analysis. Therefore, if we are unable to maintain our CPB and technological engines, due to cost, technical failure or otherwise, our subsidiaries could experience adverse consequences, including but not limited to loss of data (including clinical trial data) or damage to the integrity of that data, interruptions in their research and development activities and other similar harms. Such surrounding circumstances may interrupt our subsidiaries’ clinical trials, reduce demand for our subsidiaries’ product candidates, and delay or negatively impact the development and commercialization of our subsidiaries’ product candidates and ability to grow and operate their business.

Various factors may delay, hinder, or prevent achievement of research and development milestones and the commercialization of our product candidates.

Our success depends in part on our ability to identify discoveries that will improve crop performance, in our agriculture activity, obtain clinical benefits, in our human health activity, or improve industrial inputs, in our industrial applications activity. To develop these discoveries and product candidates into commercial products, we either license them to collaborators or develop them independently through our subsidiaries or our Ag-Seeds division. Certain of our agreements with our collaborators in our agriculture activity entitle us to upfront fees, research and development payments and milestone payments once certain specified milestones are met. If we or our collaborators are not successful in reaching the established milestones in our agreements, we may not receive the referenced research and development payments and milestone payments.

In addition, pursuant to our collaboration agreements in our agriculture activity, we are usually entitled, subject to certain conditions, to receive royalties on products that are based on, or integrate, these discoveries. Except for Casterra’s castor seed varieties and our first products in our medical cannabis and ag-biologicals activities, none of our product candidates has completed the development process and become commercially available. Therefore, we currently do not earn royalties and we do not derive significant sales revenues from the sale of products based on our discoveries and product candidates. Thus, while our long-term growth strategy is based in large part on the expectation that such royalties and revenues from product sales will comprise a significant portion of our revenues in the future, we can provide no guarantee that any of our current or future product candidates will ever reach commercialization that would result in royalty payments to us.

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

Thus, if our collaborators are not successful in reaching the established milestones in our agreements or if we or our collaborators are not successful in commercializing products based on our discoveries, we will not realize revenues from such products and we may not earn a profit on our discoveries, which could materially and adversely affect the results of operations, financial condition and our long-term growth strategy, which may ultimately cause us to cease operations.

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

When we introduce a product to the market, and in certain cases even in later stages of product development, we need to establish efficient production capabilities for our products. In most cases, our products are, or are expected to be, produced by third party producers with whom we contract for such purpose. The production of our products, and the scale up of such production, are complicated processes that require expertise. The production of all of our subsidiaries’ current commercial products (being castor beans of Casterra, medical cannabis products of Canonic and bio-inoculant of Lavie Bio) relies, in all or in part, on third-party contractors. Failure to establish a long-term relationship with a manufacturer with sufficient capacity and relevant cost of goods sold, will affect our subsidiaries’ ability to meet demand for their products. If we or our third party contractors are unable to efficiently produce and scale up production as needed to meet the demand for our products, we may be unable to achieve our commercialization targets, which may, in turn, materially and adversely affect our future results of operations.

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

We are obligated under our collaboration agreements to perform research activities over a particular period of time. If we fail to perform our obligations under these agreements, in some cases our collaborators may terminate our agreements with them and in other cases our collaborators’ obligations may be reduced, which may decrease our overall revenues. More specifically, in the event that a collaborator terminates our agreement (or reduces its obligations thereunder), the research and development costs from the particular project, which were previously covered by such collaborator, may be borne by us. Our overall revenues will therefore be reduced by the addition of such R&D costs. In addition, any of our collaborators may fail to perform their obligations, which may hinder development and commercialization of products containing the product candidates we develop and materially and adversely affect our future results of operations. Furthermore, the various payments we receive from our collaborators are currently our primary source of revenues. If our collaborators do not make these payments, either due to financial hardship, disagreement under the relevant collaboration agreement or for any other reason, our results of operations and business would be materially and adversely affected. If disagreements with a collaborator arise, any dispute with such collaborator may negatively affect our relationship with one or more of our other collaborators and may hinder our ability to enter into future collaboration agreements, each of which could negatively impact our business and results of operations.

We are operating in multiple industries, each of which consists of multiple companies with much greater resources than us. Competition in our industries is intense and requires continuous technological development. If we are unable to compete effectively, our financial resources will be diluted and our financial results will suffer.

We currently face significant competition in the markets in which we operate. The agriculture, human health and industrial applications markets in which we operate are intensely competitive and rapidly changing. Many companies engage in research and development of products in such markets, and being efficient in getting a new product candidate to market can be a significant competitive advantage. In most segments of our operations, the number of products available to the consumer is steadily increasing as new products are introduced by our competitors. We may be unable to compete successfully against our current and future competitors, which may result in lower prices and margins than previously anticipated and the inability to achieve market acceptance for our products. In addition, many of our competitors have substantially greater financial, marketing, sales, distribution and technical resources than us. While the current market is centralized and tight, we anticipate that there may be increased competition in the future as new companies enter these markets and new technologies become available. Our technologies may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors or collaborators, which will prevent or limit our ability to receive any associated research and development payments or generate revenues from the commercialization of our product candidates.

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

◾
Our cultivation and agro-technical support activities in Africa and South America may be materially and adversely affected by an economic slowdown, uncertainties with respect to the legal system and violent crime or terrorism in these regions; and

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

Biomica’s product candidates are based on microbiome therapy, a therapeutic approach that is designed to treat disease by restoring the function of a dysbiotic microbiome. To our knowledge, no company has received regulatory approval for a therapeutic product based on this approach. We cannot be certain that our approach will lead to the development of approvable or marketable products. In addition, the FDA or other regulatory agencies may lack experience in evaluating the safety and efficacy of products based on microbiome therapeutics, which could result in a longer than expected regulatory review process or evolving FDA standards and guidance, increase Biomica’s expected development costs and delay or prevent commercialization of its product candidates. Regulatory requirements governing microbiome therapies are still developing and may change in the future, which may lengthen the regulatory review process, require us to perform additional preclinical studies or clinical trials, increase our development costs, delay or prevent approval and commercialization of our current or future product candidates or lead to significant post-approval limitations or restrictions.

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

We compete for personnel in a research and development market characterized by rapidly changing technologies and an evolving competitive landscape. In order for us to successfully compete and grow, we must attract, recruit, retain and develop personnel with requisite qualifications to provide expertise across a range of disciplines, including biology, chemistry, plant genetics, agronomics, entomology, mathematics, computer science and other fields relevant to our operations.

The number of qualified and highly educated personnel in the fields upon which our business focuses in Israel, where most of our operations are located, is limited and competition for the services of such persons is intense. Although we have employment agreements with all of our employees, most of these agreements may be terminated on short notice by such employees, which may create an immediate strain on our activities.

While there has been intense competition for qualified human resources in the Israeli high-tech and bio-tech industries historically, these industries experienced record growth and activity during the COVID-19 pandemic and reached the peak in 2021. This flurry of growth and activity has caused a sharp increase in job openings in Israeli high-tech and bio-tech companies, intensifying competition between these employers to attract qualified employees in Israel. As a result, these industries in Israel have experienced significant levels of employee attrition and are currently facing a severe shortage of skilled human capital, including mainly research and development professionals. Although during 2022 there was a slight shift in the attrition level and we were able to attract more candidates to each open position, we are still facing significant and intense competition in recruiting for our research and development positions.

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

Our business (including each of the businesses of our respective subsidiaries) and that of our collaborators’ are subject to various government regulations and, if we or our collaborators are unable to comply with the relevant respective law and regulations and/or obtain the necessary regulatory approvals, we may not be able to continue our operations.

Our business is generally subject to two types of regulations: regulations that apply to our operations and regulations that apply to our product candidates and products. We and/or our collaborators may fail to comply with all currently applicable regulations, and we and/or our collaborators may become subject to new or revised regulations or approvals in the future. Furthermore, any violation of these regulations by us and/or our collaborators may expose us to civil and criminal penalties.

Specifically, our operations are carried out mainly in Israel and accordingly we are regulated by the Israeli Ministry of Agriculture and Rural Development, or ISARD, and more specifically by the ISARD’s Plants Protection and Inspection Services and the National Committee for Transgenic Plants. The regulation by ISARD addresses, among other things, the import of agricultural materials into Israel, environmental protection requirements for our experiments and working with transgenic plants.

Additionally, our research and development activities use chemicals and produce waste materials, which require us to hold business licenses that may include conditions set by the Israeli Ministry of Environmental Protection for the operations of such facilities.

Our operations in the human health sector, namely the clinical trials by our subsidiary Biomica and the import, export, security, cultivation and marketing activities by our subsidiary Canonic, are regulated by various laws, regulations, orders and procedures by the Israeli Ministry of Health. In particular, our clinical trials require a permit for a research plan (protocol) by the Helsinki Committee, operating under the Public Health Regulations (Clinical Trials in Humans), 1980 and are also regulated by the Israeli Public Health Ordinance, 1940.  In addition, cannabis is subject to the regulations of the Israeli Medical Cannabis Agency, or IMCA, which require that we will obtain a license to cultivate cannabis products. Additionally, certain security aspects of the operation of Canonic farms are also subject to a permit from the Israeli Police; for example, we are required to provide 24/7 security and approval of a security program by the Israeli Police.

If we fail to comply with any of the above-mentioned laws and/or regulations, we may be subject to fines and other civil, administrative or criminal sanctions (i.e., imprisonment), including the revocation of our toxin permits, business permits, or other permits and licenses necessary to continue our business activities, including our cannabis activities.

Once we develop a commercialized product(s), we further anticipate that we, our subsidiaries, and/or our collaborators, will need to apply for regulatory approval of certain products and may also become subject to additional regulatory regimes in the sale of such products. Such laws may include laws that govern which product(s) may be sold in a particular jurisdiction along with the manner of sales and marketing permitted in that particular jurisdiction. Such laws may be onerous to comply with and may vary from jurisdiction to jurisdiction. For example, in the United States, the regulation of biotechnology is divided among the United States Environmental Protection Agency, or EPA, which regulates activity related to the invention of plant pesticides and herbicides, the United States Department of Agriculture, which regulates the import, field testing and interstate movement of specific technologies that may be used in the creation of transgenic plants, and the United States Food and Drug Administration, or the FDA, which regulates foods derived from new plant varieties. As a result, certain of our products may have to be approved for sale by separate agencies that may regulate a different aspect of one or more of our future products.

In addition, with respect to our product candidates in the human health sector, the time required to obtain approval by the FDA and comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, laws or regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. It is possible that none of our existing product candidates or any product candidates that we may seek to develop in the future will ever obtain regulatory approval. This lengthy approval process as well as the unpredictability of future clinical trial results may result in the failure to obtain regulatory approval to market any of our product candidates as part of our collaborator products, which would significantly harm our underlying businesses, financial condition and results of operations. The FDA and comparable foreign regulatory authorities have substantial discretion in the approval process, and determining when or whether regulatory approval will be obtained for any of our product candidates. Prior to obtaining approval to commercialize a product candidate in the United States or elsewhere, we or our collaborators must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory agencies, that such product candidates are safe and effective for their intended uses. Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if we believe the data collected from clinical trials of our product candidates is promising, such data may not be sufficient to support approval by the FDA or comparable foreign regulatory authorities.

If we, our subsidiary(ies), or our collaborators are unable to obtain the requisite regulatory approvals or there is a delay in obtaining such approvals as a result of negative market perception or heightened regulatory standards, such product candidates will not be commercialized, which would negatively impact our business and results of operations.

Our medical cannabis activity exposes us to legal and reputational risks associated with the cannabis industry.

Our involvement in cannabis-related activity through our subsidiary may expose us to legal and reputational risks. Such risks include:

◾
enhanced regulation in Israel with respect to our cannabis-related activities. In particular, Israeli regulation requires that we obtain a specific permit for each of the following activities: research, propagation, cultivation, production, marketing and distribution and use;

◾
a lack of clarity with respect to the regulation of cannabis products for medical use purposes in Israel. The current regulatory requirements in Israel may be subject to differing interpretations. This creates a risk of differing enforcement policies by the Israeli authorities, which may change with or without notice. If the Israeli authorities begin to enforce laws relating to cannabis in a manner that differs from the current interpretation of such laws, the Company’s business, results of operations, financial condition and prospects and the Company generally may be materially adversely affected. Similarly, any changes in laws, regulations, guidelines, enforcement policies, and/or interpretations by the relevant government authorities in jurisdictions where the Company may market and/or sell its cannabis products in the future, may likewise result in significant additional compliance costs for us or limit our ability to operate in certain jurisdictions;

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

D&O liability insurance is intended to cover the liability of the individuals serving as our directors and management, from losses incurred as a result of such service, our liability to indemnify such individuals for such losses and to protect us from certain securities claims. Although during 2022 there was a decrease in the cost of D&O insurance, during recent years, there has been a significant increase in these costs for smaller, dual-listed public companies such as our Company. These increases have been tied to perceived heightened levels of risk for D&O insurers. Insurers have been increasing their level of compensation (in the form of premiums), which they believe has not been commensurate with the risk being taken by them. In parallel, there has been an increase in the amounts of the deductibles payable by public companies in situations in which an insurable event occurs. In addition, several insurers are restricted from writing policies for companies active in the area of cannabis, which restricts the number of insurers that can provide us with a D&O liability insurance and limits our ability to negotiate the terms of such insurance. If these trends continue, it will increase our operational expenses and have a negative effect on our financial results.

Disruption to our information technology and systems, or those of our subsidiaries, including a security breach or unauthorized access to our data, our customer’s data, or our platform, could adversely affect our reputation and future demand for our products or collaborative relationships, which may have a material adverse effect on our business and results of operations.

Our computational technologies rely on our information technology, or IT, system to collect and analyze the biological and chemical data, which includes several petabytes of data that we produce, review, and store. Our IT is also involved with the collection, storage, processing, transmission and other use of data, including certain confidential, sensitive, and personal information, including those relating to our research, studies, and participants. More generally, in the ordinary course of our business, we collect, store, transmit and otherwise process large amounts of sensitive corporate, personal and other information, including intellectual property, proprietary business information, and other confidential information. Any security breach, data loss, or other compromise, including those resulting from a cybersecurity attack, phishing attack, or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss or destruction of or unauthorized access to, or use, alteration, disclosure, or acquisition of, data, damage to our reputation, loss of intellectual property protection, claims and litigation, regulatory investigations, or other liabilities. For example, we may become the target of cyber-attacks by third parties seeking unauthorized access to our or our customers’ data or to disrupt our ability to provide our services. These attacks may come from individual hackers, criminal groups, and state-sponsored organizations. Ransomware attacks, including those from organized criminal threat actors, nation-states, and nation-state supported actors, are becoming increasingly prevalent and severe, and can lead to significant interruptions in our operations, loss of data and income, reputational loss, diversion of funds, and may result in fines, litigation and unwanted media attention. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting payments. Additionally, companies have, in general, experienced an increase in phishing, social engineering and other attacks from third parties in connection with the COVID-19 pandemic, and the increase in remote working further increases these and other security threats. While we are constantly subject to common cyber-attacks including phishing, hacking, encryption, viruses, man/monkey in the middle, etc. from time-to-time, to date, we have not reasonably identified any breach of our systems and therefore do not believe that any such attacks have individually or in the aggregate led to costs or consequences which have materially impacted our operations or business. If our security measures are breached as a result of third-party action, employee error or negligence, a defect or bug in our offerings or those of our third-party service providers, malfeasance or otherwise and, as a result, someone obtains unauthorized access to any data, including our confidential, sensitive, or personal information or the confidential, sensitive, or personal information of our customers, or other persons, or any of these types of information is lost, destroyed, or used, altered, disclosed, or acquired without authorization, or if any of the foregoing is perceived to have occurred, our reputation may be damaged, our business may suffer, and we could incur significant liability, including under applicable data privacy and security laws and regulations.

     Even the perception of inadequate security may damage our reputation and market position, negatively impacting our ability to win new customers and retain and receive timely payments from existing customers. Further, we could be required to expend significant capital and other resources to protect against and address any data security incident or breach, which may not be covered or fully covered by our insurance and which may involve payments for investigations, forensic analyses, regulatory compliance, breach notification, legal advice, public relations advice, system repair or replacement, or other services. We and our collaborators, subsidiaries, and service providers also may face difficulties or delays in identifying or responding to, and remediating and otherwise responding to, cyberattacks and other security breaches and incidents. We have made significant efforts to protect against and address potential impacts of security breaches and incidents, and anticipate doing so in the future. Additionally, we may be required to notify such breaches to regulators and/or individuals and operate to mitigate damages, which may result in us incurring additional costs.

Our subsidiaries, collaborators, and other service providers store and otherwise process our data, including personal, confidential, sensitive, and other information about individuals and ongoing research projects. Such entities may also be the targets of cyberattacks, malicious software, phishing schemes, and fraud. Our ability to monitor the data security of such entities is limited, and, in any event, bad actors may be able to circumvent such security measures, resulting in the unauthorized access to, misuse, acquisition, disclosure, loss, alteration, or destruction of our data, including confidential, sensitive, and other information about individuals and our ongoing research.

Techniques used to sabotage or obtain unauthorized access to systems or networks are constantly evolving and, in some instances, are not identified until after they have been launched against a target. We, our subsidiaries, collaborators, and our service providers may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventative and mitigating measures. If we are unable to efficiently and effectively maintain and upgrade our system safeguards, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access or disruption. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, market position, and reputation.

We have established an internal information security committee, that meets from time to time to provide guidelines and address security issues, but we can provide no assurance that our current IT system is fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. Disruption or failure of our IT system due to technical reasons, cyberattacks, natural disasters or other unanticipated catastrophic events, including power interruptions, storms, fires, floods, earthquakes, terrorist attacks and wars could significantly impair our internal development efforts.  We maintain an off-site date recovery site that is used for the retention of critical data to enable a potential recovery in case of any of the described disasters.

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

 Our business could be disrupted by catastrophic events, such as the outbreak of COVID-19.

The COVID-19 pandemic has caused substantial global disruptions, including in the jurisdictions where we develop our products and conduct business and may cause additional disruptions in the future.

Some of the effects that pandemic had on us were supply chain disruptions, travel bans, governmental order or employee exposure which caused us, our customers and our suppliers delays in operations such as reduction of routes available from certain carriers, yet none of these effects were material to our business or financials results.

While most of the COVID-19 restrictions have been lifted around the world, there are still regions that are subject to new developing regulations. While as of yet, the pandemic has not adversely affected our business and financial results, the extent of future impact on our business and the global economy remains uncertain. As the pandemic continues to evolve, and we will continue to monitor the developments closely.

The occurrence of unforeseen or catastrophic events such as terrorist attacks, extreme terrestrial or solar weather events or other natural disasters, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency), could create economic and financial disruptions, and could lead to operational difficulties that could impair our ability to manage our business.

Consumer and government resistance to genetically modified organisms, or GMOs, may negatively affect our public image and reduce potential sales of plants containing our traits.

A certain part of our seed traits activity includes research and development of genetically modified, or GM, seeds. Foods made from such seeds are not accepted by many consumers and in certain countries production of certain GM crops is effectively prohibited, including throughout the European Union, or EU,  due to concerns over such products’ effects on food safety and the environment. Other jurisdictions and governmental authorities, including in South America and Asia, are increasingly taking an interest in regulating agricultural products of biotechnology. Regulatory approaches vary by jurisdiction as a result of the existing public health frameworks and phytosanitary laws, as well as other less tangible factors such as cultural and religious norms that may have an impact on individual country risk assessments and decision-making. Each jurisdiction may have its own regulatory framework, which may include restrictions and regulations on planting and growing genetically engineered plants, import of grain and other plant products, and in the consumption and labeling of feed and foods derived from such novel plants, and which may apply to future products containing our traits. The high public profile of biotechnology agriculture, especially in food production, and lack of consumer acceptance of products to which we have devoted substantial resources could negatively affect our public image and results of operations. For example, the prohibition on the production of certain GM crops in select countries and the current resistance from consumer groups, particularly in Europe, to GM crops not only limits our access to such markets but also has the potential to spread to and influence the acceptance of products developed through biotechnology in other regions of the world and may also influence regulators in other countries to limit or ban production of GM crops, which could limit the commercial opportunities to exploit biotechnology. Moreover, regulation of all genetically engineered plants in the EU is far more stringent than in the U.S. and Canada. U.S. and Canadian regulators have determined that genome edited plants pose fewer risks than traditional biotechnology-derived plants subjected to modification through the insertion of recombinant DNA. In contrast, a recent EU legal ruling indicated that the existing EU regulations for genetically engineered plants modified by the insertion of recombinant DNA, which were already more stringent than corresponding U.S. and Canadian regulations, should be strictly applied to genome edited plants as well. As a result, there is a sharp distinction between how EU and U.S. and Canadian regulatory agencies oversee novel seed traits, and in particular those that are generated using the more modern techniques of genome editing.

Although we are not currently targeting EU markets for the development or commercialization of future products containing our traits, emerging oversight regimes for genetically engineered products in other jurisdictions may follow the EU approach and impose similarly strict requirements for the release of such products into the environment and their incorporation into human food or other consumer products. Such jurisdictions may also elect to regulate genetically engineered plants without distinguishing between traditional biotechnology-derived plants modified with recombinant DNA and genome edited plants. There is no guarantee that countries for which we may have or may develop future marketing plans would not take a stricter legal and regulatory approach to controlling genetically engineered plants similar to that of the EU, which could increase regulatory costs and delay, prevent or limit our or our future collaborators’ ability to market our traits in such jurisdictions.

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

We currently need, and in the future we may need to obtain licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

We currently need, and in the future we may be required to license technology from third parties to further develop or commercialize our investigational products. Should we be required to obtain licenses to any third-party technology, such licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize any of our products could cause us to abandon any related efforts, which could seriously harm our business and operations.

The licenses we grant to our collaborators to use our discoveries are in most cases exclusive with respect to a specified discovery, product type or market area. This may limit our opportunities to enter into additional licensing or other arrangements with respect to such discoveries, product types or market areas.

Most of the licenses we grant our collaborators to our product candidates or to use specific discoveries we have made are exclusive in the market area of the license. That means that once these discoveries are licensed to a collaborator, we are generally prohibited from licensing those discoveries to any third party for use in such area. The limitations imposed by these exclusive licenses could prevent us from expanding our business and increasing our exposure to new licensees, both of which could adversely affect our business and results of operations.

We may be required to pay substantial damages as a result of product liability, warranty liability, or personal injury claims and litigation.

Once products integrating our discoveries and product candidates reach commercialization, if ever, product liability, warranty liability, personal injury, or other litigation claims may become a commercial risk to our business, particularly as some of the products that we develop may be harmful to humans or to the environment. Moreover, as our portfolio of available products expands, we may experience increases in product liability claims asserted against us. Courts have awarded substantial damages in the United States and elsewhere against a number of companies in the agriculture and human health industries in past years based upon claims for injuries allegedly caused by the use of their products. Product liability claims against us and/or our collaborators selling products that contain our product(s) or allegations of product liability relating to products containing our discoveries may damage our reputation, harm our relationships with our collaborators, and materially and adversely affect our business, results of operations, financial condition and prospects. Currently, we and/or our subsidiaries maintain an insurance policy according to the specific needs of each company, which may include commercial insurance, self-insurance (including direct risk retention), or a combination of both approaches, in amounts and on terms that we believe are reasonable and prudent in light of our business and related risks. We currently do not carry specific product liability insurance coverage; however, we intend to obtain such insurance for Lavie Bio in the next renewal process, to cover any sales to the U.S. market.   Any such insurance we may obtain in the future on these operations may be expensive and may not cover our potential liability in full. In addition, we may be subject to claims for which insurance coverage that we do carry is denied, as well as claims that exceed our policy limits. As a result, we may not be able to obtain the type and amount of insurance we desire, or any insurance on reasonable terms, in the markets in which we operate. Furthermore, while our collaboration agreements typically require that our collaborators indemnify us for the cost of product liability claims brought against us, such indemnification provisions may not be enforceable, and we may receive no indemnification if our own misconduct led to the claims.

Any litigation could force us to incur significant expenses, divert management's time and attention, subject us to adverse publicity, and damage our reputation and competitive position. A successful assertion of a claim against us may result in potentially significant monetary damages, penalties, or fines and adversely affect sales of our products. Costs or payments made in connection with warranty and product liability claims and recalls could adversely affect our financial condition and results of operations in a material manner.

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

Lavie Bio’s research and development facility in St. Louis, Missouri may expose us to some of such operational risks, including:

◾	fluctuations in foreign currency exchange rates and rising global inflation;

◾	potentially adverse tax consequences;

◾	difficulties in staffing and managing foreign operations;

◾	hiring and retention of employees and/or consultants under foreign employment laws which are not familiar to us;

◾	laws and business practices that sometimes favor local business;

◾	compliance with foreign legislation, being subject to laws, regulations and the court systems of multiple jurisdictions; and

◾	tariffs, trade barriers and other regulatory or contractual limitations on our ability to develop (and, when applicable in the future, sell) our solutions in certain foreign markets.

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

Similar risks are relevant to our Ag-Seeds division operations, especially with respect to GM seeds, AgPlenus’ ag-chemicals operations, Canonic’s cannabis operations and Casterra’s castor bean operations.

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

While none of our product candidates are currently available for sale, other than Casterra’s castor seeds, medical cannabis products by Canonic and bio-inoculants by Lavie Bio, our future growth relies on our ability and the ability of our collaborators to commercialize and market our product candidates, and any restrictions on such activities could materially and adversely impact our business and results of operations. Any changes in regulations in countries where our product candidates are used could result in our collaborators being unable or unwilling to develop, commercialize or sell products that incorporate our discoveries. In addition, we rely on patents and other forms of intellectual property protection. Legislation and jurisprudence on patent protection in the key target markets where we seek patent protection, such as the United States and the EU, is evolving and changes in laws could affect our ability to obtain or maintain patent protection for our product candidates. Any changes to these existing laws and regulations may materially increase our costs of operation, decrease our operating revenues and disrupt our business. For more information please see ‘Government Regulation of our Operations’ and ‘Government Regulation of Product Candidates’ paragraphs under the description of each of our activity divisions and subsidiaries under “Item 4. Information on the Company—B. Business Overview.”

We are subject to evolving corporate governance and public disclosure regulations and expectations, including with respect to environmental, social and governance matters that could expose us to numerous risks.

We are subject to changing rules and regulations promulgated by a number of governmental and self-regulatory organizations, including the SEC and Nasdaq. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by Congress, making compliance difficult and uncertain. In addition, increasingly regulators, customers, investors, employees and other stakeholders are focusing on environmental, social and governance, or ESG, matters and related disclosures. These changing rules, regulations and stakeholder expectations could result in increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. For example, developing and acting on ESG initiatives, and collecting, measuring, and reporting ESG information and metrics, can be costly, difficult and time consuming and is subject to evolving reporting standards, including the SEC’s proposed climate-related reporting requirements. We may also communicate certain initiatives and goals regarding environmental matters, diversity, responsible sourcing, social investments and other ESG matters in our SEC filings or in other public disclosures. These initiatives and goals could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and ensuring the accuracy, adequacy, or completeness of the disclosure of our ESG initiatives can be costly, difficult and time-consuming. We may be affected by market or regulatory responses to climate change.

Growing public concern about climate change has resulted in the increased focus of local, state, regional, national and international regulatory bodies on greenhouse gas, or GHG, emissions and climate change issues.

In the United States, President Joe Biden has made climate change and the limitation of GHG emissions one of his primary objectives. We may also incur additional expenses as a result of U.S. and international regulators requiring additional disclosures regarding GHG emissions. Compliance with such regulation and the associated potential cost is complicated by the fact that various countries and regions are following different approaches to the regulation of climate change.

Growing cycles and adverse weather conditions may decrease our results from operations.

Our operations are affected by the growing cycles of the crops, including castor beans, that we plant, test and manufacture for our and our subsidiaries’ products. We set our planting schedules without knowing the effect of the weather on the crops or on the entire industry’s production. Weather conditions during the course of each crop’s growing season will affect the volume and growing time of that crop.

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

We are incorporated under Israeli law and our principal offices and research and development facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. In recent years there has been an increase in unrest and terrorist activity, and several times since 2005 (when Israel withdrew from the Gaza Strip) conflicts arose due to Hamas’ rocket attacks against Israeli civilian targets, during which Israel responded to rocket attacks by engaging in an armed conflict with Hamas in the Gaza Strip. Our principal place of business is located in Rehovot, Israel, which is approximately 30 miles from the nearest point of the border with the Gaza Strip. There can be no assurance that attacks launched from the Gaza Strip will not reach our facilities, or that hostilities will not otherwise cause a significant disruption to our operations, such as preventing our employees from reaching our facilities and limiting our ability to monitor and otherwise conduct the crop and other experiments we conduct at the facilities. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and various rebel militia groups in Syria.

Several countries still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictions may limit materially our ability to sell our product candidates to companies in these countries. While some countries are eliminating these constraints, others may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Although the recent Abraham Accords have enhanced Israel’s relations with certain countries in the Middle East (i.e., United Arab Emirates, Bahrain, Morocco and Sudan), an ongoing state of hostility, varying in degree and intensity, has caused security and economic problems for Israel. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our solutions and therefore may have an adverse impact on our operating results, financial condition or the expansion of our business.

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

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who hold certain military positions) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of our key employees and members of our management. Such disruption could materially adversely affect our business, financial condition and results of operations.

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as lead to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

Exchange rate fluctuations between the U.S. dollar and the NIS may negatively affect our financial results.

The Company’s reporting currency is U.S. dollars. In view that a substantial part of our expenses is in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our financial results. The appreciation (devaluation) of the NIS in relation to the U.S. dollar amounted to (13.2%), 3.3% and 7.0% for the years ended December 31, 2022, 2021 and 2020, respectively. These fluctuations could cause our results of operations to differ from our expectations or the expectations of our investors. Additionally, such foreign currency exchange rate fluctuations could make it more difficult to detect underlying trends in our business and results of operations. As of the data of this annual report, we do not maintain a program to hedge transactional exposures in certain foreign currencies. If we enter into hedging contracts in the future, we may be unsuccessful in protecting against currency exchange rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Risk.”

We also cannot predict any future trends in the rate of inflation or deflation in Israel. The Israeli annual rate of inflation (deflation) amounted to (0.7%), 2.8%, and 5.3% for the years ended December 31, 2020, 2021, and 2022, respectively.

Interest rate fluctuations may devalue our investments and could have an adverse impact on our financial condition.

From time to time we hold corporate bonds and government treasury notes denominated in NIS and in U.S. dollars. These investments expose us to the risk of interest rate fluctuations. A decrease in Israeli or in U.S. interest rates could cause the fair value of these investments to decrease.

We have received Israeli government grants for certain of our research and development activities. The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies supported by such grants outside of Israel. In addition, in some circumstances, we may be required to pay penalties in addition to repaying the grants.

Our research and development operations have been partly financed through certain governmental grants.  Certain of these grants are royalty-bearing grants under the terms of which we are committed to pay royalties at a rate of 3.0% on sales proceeds from our products that were developed under Israeli National Authority for Technological Innovation, or the IIA, programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits. The IIA funding bears annual interest rate based on the 12-month LIBOR. In this regard, the United Kingdom’s Financial Conduct Authority, which regulates the London Interbank Offered Rate (LIBOR), announced that it will no longer persuade or require banks to submit rates for LIBOR after January 1, 2022. Accordingly, there is an uncertainty regarding the interest accrued to the IIA Funding. To date, IIA has not issued any clarification regarding an alternative interest to be used instead of the LIBOR. In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in U.S. dollars will be replaced by the Secured Overnight Financing Rate, or the SOFR, in June 2023. While it is not currently possible to determine precisely whether, or to what extent, the replacement of LIBOR with SOFR would affect us, the implementation of SOFR may increase our financial liabilities to the IIA. Management continues to monitor the status and discussions regarding SOFR. We are not yet able to reasonably estimate the expected impact.

In addition, these Israeli governmental grants impose certain restrictions on the transfer outside of Israel of the underlying know-how and the manufacturing or manufacturing rights of the underlying products and technologies. As of December 31, 2022, we had received from the IIA approximately $8.9 million (including accrued interest) of royalty-bearing grants, and repaid approximately $3.5 million in royalties and an additional approximately $4.9 million from the IIA in respect of several non-refundable projects. We may not receive the required approvals should we wish to transfer the know-how, technology or manufacturing rights related to such government grants outside of Israel in the future or, if we receive such required approvals, they may be subject to certain conditions and payment obligations. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Government Grants.”

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

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by Israeli law and by our articles of association. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company has a duty to act in fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Shareholder Duties.” Since Israeli corporate law underwent extensive revisions approximately 20 years ago, the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

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

Furthermore, under the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), and the regulations, guidelines, rules, procedures and benefit tracks thereunder, collectively, the Innovation Law, to which we are subject due to our receipt of grants from the IIA, a recipient of IIA grants such as our company must report to the IIA regarding any change in the holding of any means of control of our company. If following such change any non-Israeli citizen or resident becomes an “interested party”, as defined in the Israeli Securities Law 5728-1968, such non-Israeli citizen or resident shall execute an undertaking in favor of IIA, in a form prescribed by IIA.

Risks Related to Our Ordinary Shares and the Ownership and Trading of Our Ordinary Shares

The price of our ordinary shares may fluctuate significantly. Further, there is no guarantee of a continuing public market to resell our ordinary shares.

Our ordinary shares were first offered publicly in the United States after our public offering in the United States in November 2013, at a price of $14.75 per share, and our ordinary shares have subsequently traded on the NYSE (until December 2016) and on the Nasdaq (since December 2016) as high as $20.39 per share and as low as $0.6 and as of March 15, 2023 were trading at $0.66 per share.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

◾	our inability to obtain additional funding;

◾
any delay in filing a regulatory submission for any of our product or product candidates and any adverse development or perceived adverse development with respect to the review of that regulatory submission by the applicable regulatory body;

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

In addition, the stock market in general, and the Nasdaq and the market for biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like ours. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly. Price volatility of our ordinary shares might be worse if the trading volume of our ordinary shares is low. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

Any inability to meet the Nasdaq listing requirements may have an adverse effect on our share price and lead to our delisting from Nasdaq.

We are required to meet the continued listing requirements of Nasdaq, including those regarding minimum share price. In particular, we are required to maintain a minimum bid price for our listed ordinary shares of $1.00 per share. On July 11, 2022, we received written notification from Nasdaq, which stated that because the closing bid price of our ordinary shares for 31 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). On August 24, 2022, Nasdaq confirmed that we regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s ordinary shares.

On October 31, 2022, we again received written notification from Nasdaq, which stated that because the closing bid price of our ordinary shares for 31 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days, or until May 1, 2023. If the Company does not demonstrate compliance prior by the end of the 180-day period ending May 1, 2023, the Nasdaq staff will notify us that our ordinary shares will be subject to delisting. However, we may then be eligible for additional time of up to a further 180 calendar days to regain compliance if we meet the continued listing requirement for the market value of our publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement. To be eligible, we will also need to provide further written notice of our intention to cure the deficiency during the second compliance period.

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

In 2013, our shareholders approved our plan to transition solely to U.S. reporting standards under the rules and regulations of the SEC. However, should this change in the future, we may become subject to parallel reporting obligations in Israel and the United States. While similar in many respects, certain differences between Israeli and U.S. reporting schemes may impose on us disclosure obligations that are more stringent than those generally applied to foreign private issuers whose securities are listed only in the United States. In addition, a requirement to comply with the separate reporting obligations under U.S. and Israeli securities laws would require additional management attention and could burden us with additional costs.

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

We believe we were a PFIC for U.S. federal income tax purposes in 2022, and there is significant risk we will be a PFIC in 2023 as well. U.S. shareholders who held our ordinary shares at any time during a taxable year in which we are a PFIC may suffer adverse tax consequences.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a PFIC for United States federal income tax purposes. According to these rules, a publicly traded non-U.S. corporation may treat the aggregate fair market value of its assets as being equal to the sum of the aggregate value of its outstanding shares, or Market Capitalization, and the total amount of its liabilities. We intend to take the position that the excess of our Market Capitalization plus liabilities over the book value of all of our assets may generally be treated as attributable to non-passive assets. Based on the book value of our assets and liabilities and our Market Capitalization in 2022, we believe that we met the PFIC asset test described above for 2022 and, as a result, we were classified as a PFIC in 2022. Furthermore, because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because our Market Capitalization is currently below the level necessary to avoid PFIC status for 2023, there is substantial risk we will be classified as a PFIC for the 2023 taxable year as well. However, because PFIC status is determined after the close of each taxable year, we will not be able to determine whether we will be a PFIC for the 2023 taxable year or for any future taxable year until after the close of such year.

U.S. shareholders who held our ordinary shares at any time in 2022 or during any other taxable year in which we are a PFIC may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections may be available that would alleviate some of the adverse consequences of PFIC status and result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

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

The SEC maintains an internet site, http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our internet address is www.evogene.com. The information on that website is not part of this annual report and is not incorporated by reference herein.

Principal Capital Expenditures

Our capital expenditures for fiscal years 2022, 2021 and 2020 amounted to approximately $1.2 million, $0.8 million and $0.7 million, respectively. Our capital expenditures during those years consisted of investments in property, plant and equipment. We anticipate our capital expenditures in fiscal year 2023 to include payments for maintenance and improvements of our facilities in Israel in order to support our activities, which we anticipate we will finance with our currently available cash. For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2022 and for those currently in progress, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

To achieve this mission, we established our unique Computational Predictive Biology, or CPB, platform, leveraging big data and artificial intelligence and incorporating deep multidisciplinary understanding in life sciences. The CPB platform is the basis for three technology engines, each focused on the direction and acceleration of the discovery and development of products based on one of the following core components: Microbes – MicroBoost AI, Small molecules – ChemPass AI, Genetic elements – GeneRator AI. During 2022, we focused, and going forward, we intend to continue to focus our research and development efforts on MicroBoost AI and ChemPass AI.

We use our technological engines to support the development of products for the life science industry through dedicated subsidiaries and with strategic partners. Currently, our main subsidiaries utilize the technological engines to develop human microbiome-based therapeutics by Biomica, medical cannabis products by Canonic, ag-chemicals by AgPlenus and ag-biologicals by Lavie Bio.

Business Model

Since 2015, the Company’s main business model is product development through specific market-oriented divisions. At that time, Evogene began using its technology to develop its own product pipelines, each focusing on a specific industrial segment. When such a division and product pipeline reach a certain level of maturity, the activity is spun into a dedicated subsidiary.  Each subsidiary focuses on continued development of its pipeline and adding new products to its commercial offering, while using Evogene’s technology as its core competitive advantage.

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

Revenues

During 2022, except for initial sales of bio-inoculant by Lavie Bio and medical cannabis products sales by Canonic, our revenues consisted primarily of R&D payments under an R&D collaboration that AgPlenus is engaged in, in the field of ag-chemicals. A breakdown of our revenues by business activity and geographic markets for each of the last three financial years is provided in “Item 5. Operating and Financial Review and Prospects—Key Performance Indicators—Revenues.” In the future, we expect that we and our subsidiaries will receive milestone payments and royalty revenues under such collaborations, as well as revenues from the sale of end-products or commercialization of product candidates.

In 2023, through our subsidiaries or directly, we expect to continue to develop our product pipelines and initiate new collaborations with an increased focus on strategic relationships for joint product development. We also expect to continue to evolve our organization and to continue to examine new areas in which our technology engines can serve as a competitive advantage and additional value can be created in a relatively short period of time.

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

Discovery and Development Engines

The CPB platform is the foundation for Evogene’s three technological engines boosting the discovery and development of novel life science products. At the core of our engines are unique computational analysis platforms, which are comprised of algorithms designed to address a vast number of parameters required for a product. These computational analysis platforms, which increasingly utilize artificial intelligence, machine learning driven approaches and other sophisticated algorithms, are designed to deliver innovative solutions to key bottlenecks in the product development process, such as efficacy and stability. As our predictions undergo validation via dedicated validation systems, we continuously improve our predictions by feeding back some of these results into our systems.

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

ChemPass AI combines a large, well-organized, database of over 30 billion known molecules as well as a set of AI-based algorithms and innovative chemo-informatics tools which invent, prioritize and analyze new small molecules prior to their expensive synthesis and testing phase. This platform is used to drive and accelerate the small molecule product development process by using a set of high-end, validated tools and algorithms for virtual screening for the identification of small molecule hits meeting multiple end-product attributes.

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

Validation and screening systems

Our experimental technologies include bioassays as well as screening and validation pipelines (i.e., sets of bioassays organized in a cascade of tests). They relate to diverse scientific fields, including molecular biology and biochemistry, microbiology plant tissue culture and plant pathology, in laboratories, greenhouses and field settings. All processes are accompanied by precise data gathering and are coordinated by pipeline management and quality assurance.

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

Major Occurrences and Developments

The following are major occurrences and developments in the Company over the course of 2022 and through the date of this annual report, reflecting advancement in all areas of activity:

Evogene

◾	Receipt of a $3.5 million payment related to the patent portfolio under our existing seed traits collaboration with Bayer.

Lavie Bio

◾	Bio-stimulant program (May 2022) – announced successful product launch of its Bio-Inoculant Thrivus™ for the 2022 spring wheat growing season.
◾	Bio-pesticide program (October 2022) – announced submitting the registration package for LAV.311, Lavie Bio’s novel bio-fungicide targeting fruit rots and powdery mildews, to the EPA.
◾
Collaboration and Investment – (August 2022) – entered into a strategic collaboration with ICL to develop novel bio-stimulant products. As part of the collaboration, an affiliate of ICL invested $10 million in Lavie Bio.

AgPlenus

◾	Expanded AgPlenus’ product pipeline portfolio and internal capabilities into the fungicide field, and thus increasing the accessible market by approximately $15 billion.

Biomica

◾	Immuno-oncology program (January 2022) – announced Israeli Ministry of Health clearance for first-in-human Phase I study of BMC-128 in combination with Bristol Myers Squibb’s Anti-PD-1 Opdivo®.
◾	Inflammatory Bowel Disorder, or IBD, program (April 2022) – announced agreement with Sheba Medical Center for joint microbiome clinical research.
◾	Immuno-oncology program (July 2022) – announced it had successfully enrolled and dosed a first patient in its Phase I study of microbiome-based immuno-oncology drug.
◾	Finance (December 2022) – signed a definitive agreement for a $20 million financing round. The financing was led with a $10 million investment by SHC, with the balance of the investment by Evogene.

Canonic

◾
Penetration into Europe (January 2022) – announced that it has shipped a first batch of its unique cannabis varieties to Portugal, following receiving approval to export from the Israeli Ministry of Health and Ministry of Agriculture and Rural Development.

◾	Penetration into Europe (September 2022) – entered into an agreement with GroVida Lda for the license of two of Canonic’s cannabis varieties for cultivation and commercialization in Europe.
◾	Commercialization (September 2022) – announced that it had launched its second-generation medical cannabis products in Israel with high THC and unique terpene profiles.

Casterra

◾	Market Penetration (November 2022) – announced that it has entered into a royalty agreement with Titan Castor Farms Limited for castor oil sales in south-eastern Africa.
◾	Market Penetration (January 2023) – announced that it has entered into an agreement with a large energy company to cultivate its castor varieties at commercial scale.

Market Segments

Agriculture

Lavie Bio Ltd.

Overview

In 2015, we initiated our activity for developing ag-biological products as a division within Evogene and early in 2019 it was organized under Lavie Bio Ltd., an independent company that upon establishment was wholly-owned by Evogene.

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

In August 2019, Corteva Agriscience invested in Lavie Bio in a transaction that included the exchange of all shares of Corteva’s wholly-owned subsidiary, Taxon Biosciences, along with a $10 million equity investment by Corteva in Lavie Bio in consideration of approximately 28% of Lavie Bio’s equity. The assets of Taxon Biosciences, including, among others, a large microbial collection and a supporting computational platform, were integrated into Lavie Bio’s microbial collection, technology platform and pipeline. In addition, Corteva received certain commercial rights with respect to Lavie Bio’s candidate products, mainly in corn and soy. Corteva and Lavie Bio prioritized certain product programs to be executed by Lavie Bio, and Lavie Bio committed to allocate a certain part of its research and development budget to these programs.

In August 2022, ICL and Lavie Bio entered a multi-year collaboration agreement for developing novel bio-stimulant products to enrich fertilizer efficiency. As part of the collaboration, an affiliate of ICL invested in Lavie Bio $10 million under a SAFE (simple agreement for future equity).

Market

According to the report titled Top Trends in the Agricultural Biologicals Market by Agricultural Biologicals, Biocontrols, Bio fungicides, Bioinsecticides, Bio nematicides, Biostimulants, Biofertilizers, Inoculants, Pheromones, Biological Seed Treatment - Global Forecast to 20261, which is not incorporated by reference into this annual report, the market for ag-biological products was estimated at $10.6 billion in 2021, and is a growing segment in the approximately $200 billion agricultural input market, which includes the seed, crop protection and fertilizers segments. The sales of ag-biological products significantly grew in past years, expanding from a market size of $3.2 billion in 2015 to its current size following a shift in growers and consumer preferences to more sustainable and healthier practices, while driving agriculture productivity. According to market estimates, this market is forecasted to reach sales of $18.5 billion in 2026, anticipated to be driven by improvement of the product attributes of ag-biologicals, such as efficacy, stability and commercial viability.

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

Business Model

Lavie Bio has defined two main models for market access:

(i)
Direct sales model – in fragmented markets Lavie Bio expects to complete product development of its products independently, while establishing a tailored market access strategy per specific product and territory, such as commercialization through distribution channels. Under this model, the production of Lavie Bio’s products is achieved through third party toll manufacturers. Revenues may include sales to distributors. Under the direct sales model, during the fourth quarter of 2021 Lavie Bio launched its inoculant Thrivus™ towards the 2022 spring sowing season.

(ii)
Collaboration model – Lavie Bio offers tailored solutions to potential partners. In this model, Lavie Bio’s partner produces and commercializes the products being developed. Lavie Bio’s revenues in such engagements may include research and development payments, payments upon achievement of development milestones and royalties. The scope of collaboration may differ. Under a broader collaboration model Lavie Bio would typically commence with candidate strains discovery and development, followed by co-development with the partner towards commercialization. Lavie Bio’s collaboration with ICL is an example of the broad collaboration model. Under a narrower collaboration model, Lavie Bio would typically utilize its platform to optimize existing product candidates of its partner in different stages of development, addressing challenges such as efficacy, consistency and commercial viability.

Product Development Programs

Scientific Approach

Lavie Bio’s approach is focused on 'Biology Driven Design' for the discovery, optimization and commercialization of efficacious, consistent and commercially viable microbial-based ag-biologicals. Lavie Bio’s approach is based on converging the plant, microbial and environmental factors to decode their complex interactions in order to enable the amplification of the positive, elimination of the negative and retrieval of lost interactions within the biological system.

Lavie Bio’s Biology Driven Design, or BDD, facilitates and accelerates the design and development of microbiome-based products through the decoding of complex microbiome-host interactions and the identification of the key genetic elements (functions) governing these interactions. This decoding is powered by big data and artificial intelligence and provides the basis for products design. The enabling technologies for the establishment of the BDD platform are Evogene’s MicroBoost AI tech engine and Taxon Biosciences’ Taxonia platform, which harness genomics and informatics to develop transformative applications to agriculture, acquired as part of the Taxon Biosciences acquisition.

1 https://www.reportlinker.com/p04680744/Top-10-Trends-in-Agricultural-Biologicals-Market-Industry-Global-Forecast-to.html.

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

The development process for microbial-based ag-biologicals is generally divided into four steps, or phases, which include discovery, pre-development, development, pre-commercialization, and ending with registration approval and commercial launch. As this is a relatively young industry, the process is not yet well-established and standardized, and the below outline is established based on our experience and estimations.

◾
Discovery: The identification of a candidate microbial strain, or microbial strain teams, having the potential to improve the target trait and the potential to achieve other product requirements such as consistency and commercial viability. A collection of selected microbial candidates is typically tested on the crop(s) of choice in greenhouse screens or limited field experiments for various efficacy, consistency and commercial viability criteria. Candidates that meet the testing criteria are referred to as “Hits”. Typically, the duration of the discovery phase is approximately 12-18 months.

◾
Pre-development: Promising Hits are advanced to pre-development phase, in order to further assess and optimize performance criteria such as shelf life stability, efficacy and consistency. Successfully performing microbial candidates are referred to as “Advanced Hits”. Typically, the duration of this phase is approximately 12-18 months.

◾
Development: This phase is usually divided into Development Stage 1, resulting with a “Lead”, and Development Stage 2, resulting with a “Pre-Product”. In this phase, the fermentation and formulation procedures are further optimized to allow for further testing and validation of efficacy and consistency in the field as well as for commercial viability at the scale production, addressing cost of goods targets and compatibility with other agricultural inputs. Based on industry benchmarks and its experience, Lavie Bio estimates the duration of this stage to be approximately 24 months.

◾
Pre-commercialization: In this phase, extensive field tests are undertaken to demonstrate the effectiveness of product candidates in enhancing the target trait, including production of data to support product positioning. Additional activities towards launch are performed, including packaging development, upscale manufacturing protocol, registration and regulation. Based on industry benchmarks and its experience, Lavie Bio estimates the duration of this stage in the U.S. to be approximately 24 months for bio-stimulants and 36-48 months for bio-pesticides due to longer regulation processes.

◾
Commercial: After initial commercialization of a product, different scale-up activities are undertaken, such as production under toll-manufacturing agreements and deployment of end-product at point of sale. Toll manufacturing involves development of production protocols for large fermentation vessels and down-stream-process protocol with the toll manufacturer. In addition, the product is examined for potential market expansion to new crops and against additional diseases.

Product Development Pipeline

The following table sets forth Lavie Bio’s main product development programs:

 Lavie Bio’s first product to reach the market is LAV.211, an inoculant for yield improvement, developed under Lavie Bio’s Bio-stimulants program for spring wheat and marketed under the brand name Thrivus™. Thrivus™ was commercially launched for 2022 spring wheat planting within target regions in North Dakota and Minnesota. During the 2023 spring wheat planting season, Lavie Bio expects to expand its geographical footprint with the addition of several distribution channels.

With respect to its Bio-pesticides program against fruit rots, in October 2022, Lavie Bio announced the submission to the EPA of a registration package for LAV.311, a bio-fungicide targeting fruit rots and powdery mildews.

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

ICL Group

In August 2022, Lavie Bio entered a multiyear collaboration with ICL for the research, development and commercialization of novel bio-stimulant products to enrich fertilizer efficiency. Under the collaboration, Lavie Bio carries out dedicated product development programs, and ICL obtains exclusive commercialization rights for resulting candidate microbial products. Certain commercial terms, such as Lavie Bio’s consideration for commercialization of resulting products by ICL, will be concluded under a licensing agreement to be entered between the parties.

As part of the collaboration agreement, ICL (through an affiliate company) invested $10 million in Lavie Bio through a SAFE agreement (simple agreement for future equity). Pursuant to the terms of such agreement, the SAFE amount will automatically be converted into shares of Lavie Bio during enumerated events, each subject to certain terms and conditions, to include (i) an equity financing (as such term is defined in the agreement), with such SAFE amount converting into Safe Preferred Shares (as such term is defined in the agreement) at a 20% discount rate, or (ii) a liquidity event (as such term is defined in the agreement), with such SAFE amount converting into shares entitling their holders to receive a portion of Proceeds due as part of the liquidity event. The price per share for future conversion is capped at a price reflecting a valuation of $130 million prior to the relevant event. Additionally, ICL is permitted to invest an additional amount prior to, or as part of, the next financing of Lavie Bio, which would allow for ICL to hold up to a maximum interest of 14.29% in Lavie Bio on a fully diluted share capital basis.  If no equity financing occurs within thirty (30) months of the effective date of the agreement, ICL shall be entitled to convert the SAFE amount at a price per share reflecting a valuation of $70 million.

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

Seasonality

Lavie Bio’s sale cycles and R&D activities are dependent on crop seasonality as they are highly dependent on crop growing and harvest periods. For example, the use of Lavie Bio’s inoculant for yield improvement, ThrivusTM, for spring wheat in North America requires that it be applied to wheat seeds applications in the second quarter of each calendar year, guiding the sales cycles accordingly.

Government Regulation of our Operations and of Product Candidates

Our activities are subject to extensive regulations, which may prevent us and/or our collaborators from developing and/or commercializing products in a timely manner and may impose expenses, delays and other impediments to our product development and registration efforts. In general, the regulatory landscape in the evolving field of ag-biological products is still developing. As a result, it may face additional changes in the next few years. Complexity of regulatory processes varies between bio-stimulants and bio-pesticides and between regulatory organizations.

In the U.S., the EPA regulates our bio-pesticide products, while our bio-stimulant and bio-inoculant products are regulated as fertilizers, auxiliary plant substances, soil amendments and/or beneficial substances in each of the 50 states.

Generally, EPA approvals or registrations for new pesticide active ingredients take up to 24 months. Registration processes for state and non-U.S. governments vary amongst jurisdictions and can take 2-to-24 months for state governments - with states such as California and New York taking the longest and up to 36 months or more for non-U.S. governments. To register a crop protection product with the EPA, companies must demonstrate the product is “safe”, when used as directed, to mammals, non-target organisms, endangered species and the environment. To demonstrate the biological pest management product’s safety, required studies must be conducted that evaluate mammalian toxicology, toxicological effects to non-target organisms in the environment (ecotoxicological exposures) and physical and chemical properties of the product. The registration dossier is subject to both scientific and administrative reviews by EPA scientists and management before registration approval. The scientific review involves thorough evaluation of submitted data and completion of risk assessments for human dietary and ecotoxicological exposures. The EPA has the authority to revoke the registration or impose limitations on the use of any of our pest management products if we do not comply with the regulatory requirements, if unexpected problems occur with a product, or if the EPA receives other newly discovered adverse information.

In addition to EPA approval, we are required to obtain regulatory approval from the appropriate state regulatory authorities in individual states and non-U.S. regulatory authorities before we can market or sell any pest management product in those jurisdictions. Non-U.S. governments typically require up to two seasons of locally generated field efficacy data on crop-pest combinations before a product dossier can be submitted for review. California and some non-U.S. jurisdictions also require us to submit product efficacy data.

Around the globe, the regulatory process for bio-stimulants is significantly accelerated compared to that for bio-pesticides. In the U.S., if plant health products are not used to control pests or do not act as plant (growth) regulators, we do not believe that we need to submit applications for EPA registrations for such products. Products containing microbes of foreign origin may need to be “deregulated” (or determined not to be a plant pest) under the Plant Protection Act by the USDA Animal and Plant Health Inspection Service prior to use in field trials or for large scale release.  In the EU, bio-stimulants are currently regulated as fertilizers, and bio-pesticides are regulated and registered as plant protection products.

Our first bio-stimulant product, LAV.211, was registered and is sold in certain U.S. individual states, as it does not require submission to the EPA. We have applied to the Canadian Food Inspection Agency with respect to this product and are currently awaiting approval.

Our first bio-pesticide product candidate, LAV.311, has been submitted to the EPA for registration in October 2022, and is now undergoing the review process, expected to take 18-24 months before approval.

Our R&D activities also are subject to local worker safety water pollution and solid and hazardous waste regulatory programs and periodic inspection.

AgPlenus Ltd.

Overview

In 2015, we initiated our activity for developing ag-chemical products as a division within Evogene, and in 2018, we announced that it had been organized under AgPlenus Ltd., a separate company, wholly-owned by Evogene upon establishment. AgPlenus aims to design effective and sustainable crop protection products (crop protection refers to the science and practice of managing risks of weed, plant diseases, and insects that damage agricultural crops and forestry) by leveraging computational predictive biology and chemistry. AgPlenus’ activities focus on discovery and development of new mode of action, or MoA, crop protection products.

Market

According to an article published by Facts and Factors, which is not incorporated by reference herein, the global crop protection chemicals market was estimated at approximately $63 billion in 2019 and is expected to grow to over $90 billion by 2026.2 Lack of available solutions for pest control and increasing resistance to existing crop protection solutions lead to a pressing need for novel crop protection products. However, due to current technological limitations and increasing regulatory requirements, the development of crop protection products is lengthy, complicated and expensive.

Competition

The ag-chemical R&D market, as described above, can be classified into four key groups of companies: (i) major seed and ag-chemical companies, such as BASF, Bayer, Syngenta Group and Corteva, with internal research and development units dedicated to development of ag-chemical products, (ii) mid-size ag-chemical companies, mainly Japanese companies focused on the Japanese market, that develop crop protection products, (iii) small to mid-size biotech companies that undertake new approaches to research and development of novel crop protection products, and (iv) academic and agricultural research institutions, which focus on early stage activities.

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

Currently, AgPlenus’ revenues are derived from research and development payments under early-stage collaborations with Corteva. In the longer term we expect that: (i) as AgPlenus’ product candidates advance through development in our partners’ pipelines, and to the extent that they are commercialized by AgPlenus’ collaboration partners, revenues are expected to include milestone payments and royalty payments; and (ii) as AgPlenus’ internal pipeline product candidates further advance, AgPlenus will license its product candidates.

2 Facts & Factors - https://www.globenewswire.com/news-release/2021/02/02/2168067/0/en/Crop-Protection-Chemicals-Market-Size-Share-Will-Reach-to-USD-90-Billion-by-2026-Facts-Factors.html.

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

AgPlenus’ approach typically begins with the computational and research-driven identification of protein ‘targets’, which are proteins that are essential to the function of performance of the relevant weed, insect or fungi. Following the identification and validation of such targets, AgPlenus identifies candidate Hits, which are chemical compounds (small molecules) that potentially inhibit these targets. AgPlenus screens candidate Hits to identify those that demonstrate an effect on the pest of focus. Hits displaying confirmed activity in the initial validation screens, enter the Hit-to-Lead process, which includes computational optimization and additional, more advanced, validation experiments.

In addition, these capabilities can also be used independently of each other to discover new Hits for known targets, to optimize an existing Hit-to-Lead and to optimize a commercial molecule.

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

Development, Regulation & Registration stage

◾
In the final development phases, new chemical products are registered with the proper regulatory authorities in relevant territories and then launched for commercialization. We expect that these last stages of development will be conducted by our collaboration partners or licensees of our product candidates.

Product Development Pipeline

The following table sets forth AgPlenus’ main internal product development programs:

In 2022, AgPlenus expanded its pipeline to further include fungicides, in addition to the existing herbicides and insecticides pipelines, thus being capable of taking part in the full $60 billion crop protection market.

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

Intellectual Property

AgPlenus is seeking patent protection for intellectual property rights covering its leading product candidates in main target markets. Currently AgPlenus has two granted patents and one patent application in Israel.

Government Regulation of our Operations

AgPlenus’ research & development activities in Israel (such as laboratory work, greenhouse and field experiments) and are regulated by the provisions of several Israeli governmental agencies. Violation of these regulations may expose us to criminal or civil actions and may impose liability on us.  For more information please see “Item 3.D. Risk Factors—Our business (including each of the businesses of our respective subsidiaries) and that of our collaborators’ are subject to various government regulations and, if we or our collaborators are unable to comply with the relevant respective law and regulations and/or obtain the necessary regulatory approvals, we may not be able to continue our operations.”

Government Regulation of Product Candidates

Regulatory approvals are required prior to the commercialization and importation of ag-chemical products in most countries. While we work toward the development of each of the particular products, the regulatory approval is typically effectuated through our collaborators, per the terms of our collaboration agreements. AgPlenus believes that its collaborators would likely sell products containing its compounds in the U.S., the EU, Brazil and Argentina, and would therefore require such regulatory approvals prior to the commercialization and sale of such products in those jurisdictions.

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

Ag-Seeds Division

Overview

According to the United Nations in its reports titled “The future of food and agriculture Trends and challenges”3 and “The United Nations World Water Development Report, 2017,”4 both of which are not incorporated by reference herein, the global population will expand approximately 9.7 billion, pushing food demand up 70%, by 2050. Our seed traits activity is focused on the development of products improving seed traits that have a direct impact on crop productivity through the use of GM and non-GM approaches, aiming to fulfill such growing demand. We mainly target key commercial crops such as corn, soy, wheat, rice and cotton.

The activities of this division are divided into three categories: (i) yield & abiotic stress tolerance – increase crop performance and productivity by enhancing yield (NUE – Nutrient Use Efficiency), tolerance to abiotic stresses such as drought, heat and salinity; (ii) disease resistance – increase crop resistance to diseases such as fungi and nematodes; and (iii) insect control – increase crop tolerance to pests.

In general, we utilize several biotechnology approaches with the goal of improving seed traits, including: (i) genome editing technologies, enabling deletion or modification of specific genomic regions in the crop's genome without inserting foreign DNA to the plant, (ii) genetic modification of plants, which involves the direct manipulation of a plant’s genome by inserting a gene into the plant’s DNA, and (iii) advanced breeding methods (e.g. genetic markers), whereby plants with favorable characteristics are selectively crossed through genomic-guided breeding schemes.

In recent years, the CRISPR technology (gene editing) is considered to have the potential to revolutionize the product development of new seed traits, while overcoming environmental and other challenges, and is expected to expand the global crop industry by $110 billion between 2022 and 2025 with an expected growth of 25%, according to the 2018 report “CRISPR Genome-Editing Market Opportunity and Key Players,” which is not incorporated by reference herein.

3 https://www.fao.org/3/i6583e/i6583e.pdf
4 https://www.unwater.org/publications/un-world-water-development-report-2017

Market

According to the Global GMO Crops and Seeds Industry (published in January 2023. ID: 5960955) 5, which is not incorporated by reference herein, the global market for GMO Crops and Seeds estimated at $65.7 billion in the year 2022, is projected to reach a revised size of $102 billion by 2030. Additionally, the GMO crops and seeds market in the U.S. is estimated at $17.9 billion in the year 2022, while China, is forecasted to reach a projected market size of $22.7 billion by the year 2030.

Business Model

In the Ag-Seeds division activity, we collaborate with seed companies in the development of improved seed traits. Our partners include recognized seed companies, including Bayer and Corteva, as well as regional seed companies such as Tropical Melhoramento & Genética S/A, or TMG. Typically, under these collaborations we perform the discovery phase, during which we discover and validate candidate trait-improving genetic elements. Subsequently, our collaborators, under license from us, test and further develop these discoveries in their product development pipelines, starting Phase I, with the goal of introducing them into commercial crop seeds. For more information on the product development pipeline, please see “— Product Development Pipeline” below.

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

We have accumulated substantial scientific knowledge on plant, diseases and insect mechanisms associated with yield, abiotic stress, nutrient use efficiency, disease resistance traits and insect control traits. We maintain a large proprietary genomic data from over 200 different plant species as well as large microbial data tailored for insect and disease control. We have also established proprietary plant, disease and insect validation systems.

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

5 https://www.reportlinker.com/p05960955/Global-GMO-Crops-and-Seeds-Industry.html

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

Product Development Pipeline

The following table sets forth our key product development programs in the segment of yield and abiotic stress tolerance seed traits under development with our collaborators:

Program	Crop	Technology	Collaborator	Development Phase
1	Corn	GM	Bayer	Phase I – at collaborator under license.

The following table sets forth our key product development programs in the segment of disease resistance traits, under development with our collaborators:

Program	Crop	Trait	Technology	Collaborator	Development Phase
1	Corn	Fusarium	GM & genome editing	Bayer	Undisclosed. At collaborator under license.
2	Soybean	Nematodes	Genome editing	TMG	Discovery

Key Collaborations

Bayer (originally with Monsanto)

In August 2008, we entered into a Collaboration and License Agreement with Monsanto (now Bayer, following the completion of the acquisition of Monsanto by Bayer in June 2018 and a later assignment of the agreement from Monsanto to Bayer CropScience LP), as was later amended and restated. Pursuant to the agreement, Monsanto funded two research programs in the fields of yield and abiotic stress tolerance and fusarium biotic stress.

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

In December 2022, the parties further amended the agreement to restructure the patent filing, prosecution, and maintenance obligations under the collaboration, in consideration of a payment to Evogene of $3.5 million.

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

Under the collaboration and license agreement, TMG obtained a worldwide, royalty-bearing license to incorporate genome edits originating from the collaboration in its soybean varieties. Evogene, on the other hand, obtains a non-exclusive, royalty-bearing license to commercialize such genome edits and soybean lines, subject to certain exclusivity restrictions. According to the agreement, each party is entitled to receive royalty payments from the other party when the products of the collaboration are commercialized. In addition, Evogene is entitled to success-based payments upon achievement of pre-defined development milestones. We expect to have preliminary results of TMG assessment by the end of 2024, however, we cannot provide any certainty that such results will be available as of that date.

Intellectual Property

In the AgSeeds division, we seek to obtain patent protection for the use of the genes and genetic elements that we identify as linked to desired traits. In certain cases patent protection determines our eligibility to receive royalties for seed traits under the licenses we grant our collaborators. To date, we have sought and obtained patent protection for hundreds of plant genes in target territories. During 2023, we intend to focus our patent portfolio based on geographical markets (specifically, the United States, Argentina and Brazil) and plant traits, perceived as having the most commercial potential in the market.

Government Regulation of Product Candidates

In most of the markets where we believe that our collaborators will sell seeds containing our traits, including the United States, the EU, Brazil and Argentina, regulatory approvals are required prior to the commercialization and importation of biotechnologically enhanced seeds. Additional regulatory approvals are required in countries importing grain produced from seeds containing our traits, such as China, India and certain countries in the EU. Pursuant to our collaboration agreements in the field of seed traits, our collaborators are typically responsible for applying for all requisite regulatory approvals prior to commercialization of the product candidates we develop with them.

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

According to Question and Answers on the regulation of GMOs in the EU, which is not incorporated by reference herein,6 under Directive 2001/18/EC, a company intending to market a GMO must first submit an application to the competent national authority of the respective EU member state, or Member State, where the product is to be first placed on the market. The application must include a full environmental risk assessment. If the national authority gives a favorable opinion on the placing on the market of the GMO concerned, this Member State informs the other Member States via the European Commission. If there are no objections by other Member States or the European Commission, the competent authority that carried out the original evaluation grants the consent for placing the product on the market. The product may then be placed on the market throughout the EU in conformity with any conditions required in that consent. If objections are raised and maintained, a decision has to be taken at EU level. The European Commission first asks for the opinion of its scientific panels composed of independent scientists, highly qualified in the fields associated with medicine, nutrition, toxicology, biology, chemistry, or other similar disciplines. The European Food Safety Authority provides the relevant panels for this purpose. If the scientific opinion is favorable, the European Commission then proposes a draft legislative decision to the Regulatory Committee composed of representatives of Member States for an opinion. If the Regulatory Committee gives a favorable opinion, the European Commission adopts the decision. If not, the draft decision is submitted to the Council of Ministers for adoption or rejection by qualified majority. If the Council does not act within three months, the Commission shall adopt the decision. During the notification process, the public is also informed and has access to the publicly available data. For experimental releases, notifications are examined and consent is granted as appropriate by the authorities of the Member State in which the release is to be conducted.

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

Our operations are carried out mainly in Israel and accordingly are regulated by the ISARD, and more specifically by the ISARD’s Plants Protection and Inspection Services. Our activities are subject to various laws, regulations, orders and procedures, which require us, among other things, to obtain permits for conducting experiments on genetically enhanced plants and to satisfy special conditions determined by the ISARD regarding the growing procedures of such seeds and plants. Violation of these regulations may expose the company to criminal penalties. Pursuant to these regulations, we are also obligated to obtain separate permits to own and operate our greenhouses and testing fields in Israel and we are routinely inspected by ISARD.

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

6 https://ec.europa.eu/commission/presscorner/detail/en/MEMO_04_102

Biomica focuses on the development of human-microbiome based therapies utilizing either rationally-designed microbial consortia or small molecule approaches for (i) immuno-oncology (ii) gastrointestinal inflammatory, or GI related disorders, and (iii) antimicrobial resistance, or AMR, an antibiotic resistant bacteria.

On December 21, 2022, Biomica announced the signing of a definitive agreement for a $20 million financing round, led by SHC, with $10 million of which to be invested by Evogene. The financing is subject to customary closing conditions, including clearance by Chinese regulatory authorities. SHC is a leading Chinese private equity fund, based in Shanghai and focused on biotech and healthcare investments globally. The fund is managed by SIIC Capital, with Shanghai Pharma as one of the founding and strategic limited partners.

The proceeds from this financing are expected to enable Biomica to continue developing its pipeline of microbiome-based therapeutics. Biomica plans to use the proceeds to complete its current BMC128 phase 1 immuno-oncology study and advance to phase 2 clinical trial, scale up and complete GMP production of BMC333 in preparation for a phase 1 clinical trial for the treatment of IBD; as well as advance additional programs.

Market

Biomica’s product development is currently focused in three main markets:

Immune-Oncology

In oncology, checkpoint inhibitor antibodies, including those targeting the programmed cell death protein/ligand 1, or PD-1/PD-L1 pathways, block the tumor’s ability to suppress the immune response. They have significantly improved the treatment of many cancers. The cancer immunotherapy market size was estimated at $85.6 billion in 2020 and is expected to reach a market size of $309.7 billion by 2030 according to a report published in July, 2021 by Allied Market Research, which is not incorporated by reference herein.

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

GI related disorders

◾
Irritable Bowel Syndrome (IBS) is a common disorder that affects the large intestine. Signs and symptoms include cramping, abdominal pain, bloating, gas, and diarrhea or constipation, or both. It is estimated that the total market for IBS reached $1.5 billion in 2018, with 45 million patients in the U.S. alone and is expected to reach $3.3 billion in 2026, according to a report titled “Irritable Bowel Syndrome Treatment Market Size, Share & Analysis Report By Type,” the 2019-2026 segment and an article in Bloomberg, dated July 23, 2019, both of which are not incorporated by reference herein. Existing drugs for IBS mainly treat the symptoms of the condition, leaving patients exposed to cycles of remission and relapse that characterize this chronic condition.

◾
IBD is a group of GI diseases, mainly comprised of Ulcerative colitis and Crohn’s disease. IBDs cause long term chronic as well as severe inflammation in the gastrointestinal tract without any known cause. According to the Centers for Disease Control and Prevention, or CDC, in 2015 an estimated 3.1 million people (1.3% of the entire population) in the United States were diagnosed either with Crohn’s disease or with Ulcerative Colitis. According to a Grand View Research, Inc. 2019 report, which is not incorporated by reference herein, the global IBD drug market is estimated to grow from $15.9 billion in 2018 to $22.4 billion in 2026.

AMR (antimicrobial resistance)

◾
Clostridium Difficile Infection (CDI) – The U.S. Centers for Disease Control and Prevention in a report titled “Antibiotic Resistance Threats In The United States” published in December 2019, which is not incorporated by reference herein, has identified CDI as one of the top three most urgent antibiotic-resistant bacterial threats in the United States. CDI is most often caused by the use of broad-spectrum antibiotics which induce dysbiosis of the microbiome causing susceptibility to infection by C. difficile, a spore forming bacterium. It is the most common cause of hospital acquired infection in the United States.

According to “Antibiotic Resistance Threats In The United States” a report published by U.S. Centers for Disease Control and Prevention in December 2019, which is not incorporated by reference herein, CDI is responsible for the deaths of approximately 13,000 Americans each year. Based on this report, the incidence of CDI in the U.S. was estimated to be 223,900 cases in hospitalized patients in 2017. CDI space across the seven major markets of the U.S., France, Germany, Italy, Spain, the UK and Japan is set to grow from just under $630 million in 2016 to almost $1.7 billion by 2026, representing a compound annual growth rate of 10.2%. According to an article from GlobalData on July 24, 2017, which article is not incorporated by reference herein, the global CDI market is expected to approach $1.7 billion by 2026.

◾
Methicillin-Resistant Staphylococcus Aureus (MRSA) – One of the most common Staphylococcus aureus infections is caused by MRSA, which is a multi-drug resistant bacterium, responsible for several difficult-to-treat infections in humans, leading to tens of thousands of annual cases of mortality in the U.S. MRSA is the leading causative agent for hospital acquired infections and has recently been documented as community-acquired as well as livestock-acquired. Current medical treatments include broad spectrum antibiotics that are becoming increasingly ineffective. Bloomberg estimates according to a report published on September 24, 2019, which is not incorporated by reference herein, that the current MRSA market was valued at approximately $922 million in 2018 and is projected to reach over $1.3 billion by 2026.

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

During 2022, Biomica continued advancing BMC128 into the clinical phase. Biomica entered a clinical trial agreement with Rambam Health Care Campus in Israel for initiating a first in-human proof-of-concept for BMC128 and in January 2022 Biomica received clearance to conduct such a trial from the Israeli Ministry of Health. In July 2022, Biomica announced that the first patient was enrolled and later on dosed in its Phase I clinical trial. This clinical trial is designed primarily to evaluate the safety and tolerability of Biomica’s microbiome-based immuno-oncology drug candidate, BMC128, in combination with immune checkpoint inhibitor, or ICI immunotherapy, in patients with either non-small cell lung cancer, or NSCLC, melanoma or renal cell carcinoma, or RCC. Bristol Myers Squibb’s Opdivo® is the immune checkpoint inhibitor in the trial. As of December 2022, the third patient out of twelve has been enrolled and dosed in this study. Biomica is targeting to complete the trial in the latter part of 2023.

GI Disorders

In the IBD program, BMC333 is an optimized consortium, which consists of four bacterial strains derived from Biomica’s BMC321 and BMC322 (rationally-designed consortia that were identified using Biomica’s computational analysis and predictive capabilities designed with specific emphasis on the anti-inflammatory activity of these strains and their potential as novel therapeutic modality for IBD). During 2022, Biomica conducted pre-clinical trials pointing to reduction of inflammation following treatment with BMC333, demonstrating BMC333’s ability to significantly reduce intestinal tissue damage resulting from inflammation in various animal models. During 2023, Biomica intends to initiate scale-up development in preparation for GMP clinical batch production of BMC333.

In the IBS program, we utilize proprietary data from several clinical trials conducted in the U.S. to develop a novel microbiome-based drug, BMC426. During 2022, Biomica conducted pre-clinical trials to evaluate the therapeutic effects of BMC426 in IBS animal models. Positive preclinical results were obtained from a research collaboration with Prof. Margolis in the United States at New York University for the use of BMC426 in unique animal models. Additional preclinical work is expected to take place during 2023 in the IBS program.

AMR (antimicrobial resistance)

CDI – Using Biomica's microbiome therapeutics platform, we are developing a small-molecule drug candidate (BMC201), designed to target the main toxin secreted by the bacterium and hence repair dysbiosis in the colonic microbiome in the setting of primary or recurrent CDI. BMC201 is being developed as an orally available drug.

MRSA – Biomica is engaged in a collaboration with the Weizmann Institute of Science in Israel to develop a selective treatment against antibiotic resistant strains of Staphylococcus aureus infection, in a microbiome focused approach. Biomica has in-licensed Prof. Ada Yonath’s, Nobel Prize laureate, work and discoveries in high-resolution crystal structure of the large ribosomal subunit of the pathogenic Staphylococcus aureus for the design and development of new types of selective, narrow spectrum antibiotics agents.

Both programs are currently at the discovery stage and expected to advance to optimization phase and later potentially to first proof-of-concept preclinical studies during 2023.

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

In the United States, the FDA regulates drug and biologic products under the FFDCA, its implementing regulations and other laws, including, in the case of biologics, the Public Health Service Act. Our product candidates are subject to regulation by the FDA as biologics. Biologics require the submission of a biologics license application, or BLA, and approval by the FDA before being marketed in the United States.

The process required by the FDA before our biologic product candidates may be marketed in the United States generally involves the following:

• completion of preclinical laboratory tests and animal studies performed in accordance with the FDA’s good laboratory practice, regulations;

• submission to the FDA of an investigational new drug application, which must become effective before clinical trials in the United States may begin;

• approval by an institutional review board, or ethics committee at each clinical site before a trial is commenced;

• performance of adequate and well-controlled human clinical trials to establish the safety, purity and potency of the product candidate for each proposed indication, conducted in accordance with the FDA’s good clinical practice, or GCP, regulations;

• preparation and submission to the FDA of a BLA after completion of all pivotal trials;

• satisfactory completion of an FDA Advisory Committee review, if applicable;

• determination by FDA within 60 days of its receipt of a BLA to file the application for review;

• satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with GMP regulations, and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigation sites to assess compliance with GCPs; and

• FDA review and approval of the BLA prior to any commercial marketing, sale or shipment of the product.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for Biomica’s product candidates will be granted on a timely basis, if at all.

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

Canonic Ltd.

Overview

In April 2019, we announced the establishment of Canonic, a wholly-owned subsidiary, focusing on the development and commercialization of precise and stable medical cannabis products for better therapeutic effects using computational biology. In October 2021, Canonic began the commercialization of its first products in Israel. While we are continuing to support Canonic’s growth, we have made some recent structural changes to lower our overall expenses, as referenced in our Risk Factor – "We have a history of operating losses and negative cash flow, and we may never achieve or maintain profitability", and we are considering various options with respect to Canonic’s business.

Market

According to the Legal Cannabis Market Size, Share & Trends Analysis Report By Source (Marijuana, Hemp), By Derivative (CBD, THC), By End Use (Medical Use, Recreational Use, Industrial Use), By Region, and Segment Forecasts, 2022 - 2030, which is not incorporated  by reference herein, the global legal cannabis market size was valued at $17.8 billion in 2021 and is expected to expand at a compound annual growth rate, or CAGR, of 25.3% from 2022 to 2030.7 The increasing rate of legalization of cannabis and acceptance of its use in the medical field are the key factors due to which the market is expected to grow. Cannabis has long been used for medicinal purposes but not as the first line of treatment. Research surrounding the use of cannabis for its medicinal properties has led to it being used for various indications. Cannabis has been found to be greatly effective in its ability as a therapeutic for chronic pain and in treating nausea caused due to chemotherapy. It is still classified as a Schedule I drug by the U.S. Drug Enforcement Administration, or DEA, in spite of which it has been legalized in more than two-thirds of the states in the U.S.

In Israel alone, the Israeli Ministry of Health has reported, in a report of the IMCA, which is not incorporated by reference herein, there were more than 100,000 medical cannabis patients at the end of 20211 and an overall annual market of 40 tons that is estimated at an approximate market size of $260 million per year. According to Bizportal,2 which is not incorporated by reference herein, the number of patients is estimated to be 250,000 by 2025.

Canonic has identified three main challenges in the medical cannabis market:

◾
Increased Competition – During 2022, the Israeli Ministry of Health granted licenses to engage in medical cannabis, without taking a physical part in the local supply chain. Under these licenses, businesses were permitted to engage in import and distribution of medical cannabis without the need for costly local operations of production and sale. These changes led to intense competition due to the entrance of foreign leading companies and product brands, resulting in decreased product prices.

◾
Variety stability – Current cannabis varieties demonstrate high variability in active compound concentration and other desired traits. The Company believes that patients continuously seek more reliably consistent products. Recent years have demonstrated the aim of most market participants to have products with high THC content.

◾
Cannabinoid yield – Yield in cannabis refers to the active compounds or metabolites found in the plant. Currently, low yield leads to higher production costs and subsequently higher costs for the patients. As cannabis becomes decriminalized in more countries, the competition in the market increases, which leads to a price reduction per gram of cannabis. The decreasing selling price of cannabis has made this product more sensitive to the cost of production, making yield of active compounds per growing area a significant factor.

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

We believe that Canonic’s combination of assets and capabilities in the use of computational technology, together with deep understanding of plant genomics, analysis of big data and low expenses due to a lean operational structure, can address these challenges.

7 https://www.grandviewresearch.com/industry-analysis/legal-cannabis-market
8 https://www.health.gov.il/Subjects/cannabis/Documents/licenses-status-september-2020.pdf (the source is in Hebrew).
9 https://www.bizportal.co.il/capitalmarket/news/article/786443 (the source is in Hebrew).

Competition

Canonic’s competitors include plant genomics companies aiming to improve the properties of medical cannabis varieties, as well as companies commercializing medical cannabis products.

Business Model

In Israel, Canonic mainly markets its medical cannabis products under its own label to pharmacies through distributors in Israel. Canonic’s medical cannabis products are sold at over 50% of all licensed cannabis pharmacies across Israel (approximately 90 out of a total of approximately 180 licensed pharmacies). After establishing its brand in the Israeli market, Canonic intends to expand its activities to Europe, where it intends to collaborate with local partners for the following purposes: (1) a licensing model enabling cultivation of our own varieties under a royalties mechanism; (2) distribution of our varieties under private/white label in Europe; and (3) procurement of production to support both lower cost of goods sold for Canonic’s current production in Israel and offseason production in geographies with opposite seasons (southern hemisphere).

Canonic has established a value chain from genomics to product, with certain parts of the chain, such as cultivation, production and distribution, being outsourced to contractors. Canonic aims to focus on aspects in which it has a competitive advantage, such as the development of improved cannabis varieties having commercially desirable traits. In executing its business model, Canonic has entered into multiple production and distribution agreements, to support production and commercialization of its products. In Israel, Canonic has executed this strategy as demonstrated by the launch of its products during 2021 and 2022. Canonic intends to extend this approach in order to reduce costs and improve the level of service, through competition between several contractors, which will also reduce Canonic’s operational risk by diversifying its production and distribution resources.

In January 2022, Canonic announced that it has shipped a first batch of its cannabis varieties to Portugal, following receiving approval to export from the Israeli Ministry of Health and Ministry of Agriculture and Rural Development, and received the applicable certification according to European regulation.

Scientific Approach

Canonic is focused on the development of precise and stable medical cannabis products based on proprietary cannabis varieties with unique genomic profiles. Leveraging Evogene's GeneRator AI tech engine and high throughput screening capabilities, Canonic has established a unique cannabis database, which is based on its diverse genetic collection. It has so far characterized more than 1,500 cannabis lines for their genetic and chemotype phenotype. This proprietary database, coupled with genetic marker screening, has enabled the development of first cannabis varieties that exhibit desired commercial attributes.

In addition, by leveraging Evogene's ChemPass AI tech engine, Canonic has successfully revealed docking of certain cannabinoids with human receptors. The recently discovered docking data while utilizing high throughput systems to identify leading varieties, may be utilized in the future for the purpose of developing medical grade cannabis products aimed at specific clinical indications correlated with such discovered cannabinoids.

Product Development

Canonic's product development efforts include the following main stages:

◾	Development of varieties – pre-breeding and breeding activities of tailored cannabis varieties (i.e., selective crossing of cannabis varieties) to achieve desired properties.

◾
Pre-production and pre-commercialization – testing of cannabis varieties, as well as upscaling propagation and cultivation activities, and maintaining a higher security level of its own genetic varieties through tissue culture techniques.

◾	Production and commercialization – production of Canonic’s products through contractors and distribution through regional distributors.

◾	Post commercial data collection – this stage includes collecting market feedback on Canonic’s products in order to optimize traits and clinical effects for its future products.

Product Development Pipeline

Canonic has two product families under development.

MetaYield, focused on consumer traits and enhancement of total active compounds in the plant. In this program - Canonic is developing various types of products, among which is the G-innovation series. In October 2021, Canonic began the sale of its first MetaYield products, part of G-innovation series in Israel, following positive feedback received from patients during Canonic’s pre-launch campaign:

-	G150 - marketed under the T15/C3 category (16%-24% THC[10] 0% - 7% CBD), as defined by the Israeli Ministry of Health;
-	G200 - marketed under the T20/C4 category (16%-24% THC 0% - 7% CBD), as defined by the Israeli Ministry of Health;
-	Synergy - marketed under the T20/C4 category (16%-24% THC 0%-7% CBD), as defined by the Israeli Ministry of Health;
-	Combo - marketed under the T20/C4 category (16%-24% THC 0%-7% CBD), as defined by the Israeli Ministry of Health;
-	Mash Kush - marketed under the T20/C4 category (16%-24% THC 0%-7% CBD), as defined by the Israeli Ministry of Health;
-	Mosaic - marketed under the T20/C4 category (16%-24% THC 0%-7% CBD), as defined by the Israeli Ministry of Health;
-	Two Stars - marketed under the T20/C4 category (16%-24% THC 0%-7% CBD), as defined by the Israeli Ministry of Health; and
-	Blend Kush - marketed under the T20/C4 category (16%-24% THC 0%-7% CBD), as defined by the Israeli Ministry of Health.

Canonic is continuing the development of next generation product candidates under the hybrid family of products. Canonic intends to continue research in 2023 for approaching the market’s vast needs for high THC and high terpenes products.

◾
Precise, focused on the enhancement of specific active compounds in the plant. Due to decreased market appetite for medical cannabis products addressing specific medical indications, Canonic has decided to focus its current product development efforts on its MetaYield program.

Key Agreements

Cultivation Agreement – Telcann

In December 2020 Canonic entered an agreement with Telcann Ltd, a licensed Israeli medical cannabis cultivator, for the provision of plant growth services in Israel.

 Collaboration Agreement – Plantis

In September 2022, Canonic entered into an agreement with Plantis Agro Ltd., a licensed Israeli medical cannabis cultivator, pursuant to which the parties will collaborate in the production and distribution of products derived from the medical cannabis varieties of Canonic under a joint brand.

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

Production Agreement – Cannassure

In November 2021, Canonic entered into an agreement for the production of Canonic’s medical cannabis products with Cannassure. According to the agreement, Cannassure produces Canonic’s medical cannabis products at its factory complying with GMP standards of the IMCA. The agreement is not exclusive for either party and consideration paid will be based on the scope of production and related services provided.

10 Tetrahydrocannabinol (THC) is the principal psychoactive constituent of cannabis and one of at least 113 total cannabinoids identified in the plant.

Intellectual Property

Canonic expects its intellectual property to include three layers:

◾
Evogene's existing patent portfolio – patents regarding the use of plant genes for the improvement of plant traits and the development of genetic markers, which is licensed exclusively to Canonic for cannabis;

◾
Breeders’ rights – plant variety protection rights to be filed for cannabis varieties developed by Canonic. Canonic has filed breeders’ rights applications in Israel, EU and South Africa for several of its leading varieties; and

◾
Patents – relating to the therapeutic attributes of active compounds within the cannabis plant, resulting from pre-clinical or clinical trials conducted by Canonic. During 2021, Canonic has filed a provisional patent application for the pre-clinical activity of the Precise products under development. Canonic has a PCT application continuing the U.S. provisional.

◾	Plant Breeder's Rights (PBRs) – Canonic has PBR applications for cannabis varieties developed by the company, filed in Israel and Europe.

Raw Materials

Canonic is producing its own reproductive materials, and therefore it does not rely on external sources for that matter.

Seasonality

Canonic’s cultivation activities are performed under controlled environments, which permit cultivation year-round, although in wintertime crop yield and active compound concentration may be negatively affected. Canonic intends to extend its cultivation activity to the southern hemisphere in order to mitigate this negative effect.

Government Regulation of our Operations and Product Candidates

All cannabis related activities in Israel (including R&D, cultivation, manufacturing, distribution, import and export) are regulated by the IMCA. Every company with cannabis-related activity in Israel is subject to the IMCA’s regulation and is required to obtain annually the relevant IMCA certifications for its activities. Relevant certifications may include one or more of the following: (i) Good Security Practice, or GSP, (ii) Good Agriculture Practice, or GAP, (iii) GMP, (iv) Good Distribution Practice, or GDP, (v) Good Consumption Practice, or GCP, and (vi) Good Waste Disposal Practice, or GWDP, depending on the specific activity undertaken by the company.

Canonic operates under the IMCA’s guidelines and has received GSP certification, approval for its R&D work plan, as well as IMC-GAP certification for its propagation farm. In addition, Canonic has obtained relevant possession licenses, seed import permits and seedlings export permits.

Under the guidelines of the IMCA, medical cannabis can be manufactured and marketed in Israel and exported to countries that permit the import of cannabis. Main potential target markets include Europe and North America. In Europe, each country establishes its own regulations. In North America, Canada has legalized cannabis for both medical and recreational use. In the U.S., while federal law prohibits the use and possession of cannabis, various states, including Colorado and Washington state, have decriminalized on a state level, making it available for sale in each of their respective states.

Industrial Applications

Casterra Ag Ltd.

Overview

Our activities related to castor beans were initiated in 2007 and in 2012 were organized under a wholly-owned subsidiary, originally named Evofuel Ltd., and in 2019 re-named Casterra Ag Ltd., or Casterra. Casterra focuses on the development of an integrated holistic solution for castor cultivation, including advanced non-GMO high-yielding castor bean varieties, growth protocols, and compatible agricultural machinery. Casterra’s main target markets are the castor oil biobased markets located in Brazil and Africa, where large scale castor agriculture and industry are well-established, and it is also active in other selected markets.

Market

Castor beans are grown today for their high-quality oil, which is used for the production of bio-polymers, biofuel and lubricants for various industries such as the cosmetics, electronics, automotive and aerospace industries. Currently treated as a “low-tech” crop in its key production areas around the world (for example, in India the castor bean is grown using traditional techniques such as hand picking), according to industry estimations, the castor oil extracted from the castor bean plant may hold great promise as an input for industrial markets. According to Global Castor Oil And Derivatives Market Insights And Forecast To 2028,11  which is not incorporated herein by reference, due to the COVID-19 pandemic, the global castor oil and derivatives market size was estimated to be worth $1545.9 million in 2022 and is forecast to a readjusted size of $2059.9 million by 2028 with a CAGR of 4.9% during the review period.

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

Business Model

Casterra’s business model is to sell a complete holistic solution that involves the proprietary improved castor seeds, technical cultivation practices, and dehulling machine, or part of these products and services, based on customers’ needs. The abovementioned seed varieties and growth protocols are adapted and targeted to localized characteristics. Casterra’s offering includes high yielding varieties with plant structure suitable for mechanized harvest, best practices for large-scale castor growing, and advanced compatible mechanical harvest and dehulling solutions.

Key agreements

Titan Castor Farms Limited

In November 2022 Casterra announced that it signed a long-term royalty agreement with Titan Castor Farms Limited, or Titan, a Zambian cultivator, manufacturer and distributor of castor oil. Under the framework of the agreement, Casterra will provide Titan with its advanced castor seeds for cultivation, as well as processing equipment, know-how, and technical support as needed, at cost. This will give Titan full end-to-end capabilities from growth to manufacturing castor oil. Titan will provide Casterra royalties on sales of its castor oil products, which are expected throughout Zambia and the surrounding South-Eastern Africa region, starting in 2023.

World Leading Energy Company

In January 2023 Casterra announced that it has entered into an agreement with one of the world’s leading energy companies, whereby Casterra will provide its unique castor varieties and its broad know-how in cultivation of castor at a commercial scale for biofuel production. Under the framework of the agreement, the initial focus is the purchase agreement of castor seed varieties from Casterra for growing castor in specific African territories and the provision of technical support. The agreement also allows for the potential for long-term cooperation in castor cultivation between this customer and Casterra, with the potential for expansion into additional territories on the African continent.

11https://www.marketreportsworld.com/global-castor-oil-and-derivatives-market-19862171

Intellectual Property

Casterra’s policy is to register relevant castor varieties in destination territories. To date, Casterra has registered several of its varieties in several Latin America countries, including Brazil, and plans to register them in Africa as well. In addition, Casterra filed a patent application with respect to the dehulling machine it developed in Brazil and in Israel.

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

Government Regulation of Product Candidates

All seed production designated for export to Casterra's partners is subject to field and warehouse inspection by the regulator in the country of destination for compliance with the local regulations, including sampling and inspection for pests and diseases. In Kenya, which is one of the target markets, we are required to provide a phytosanitary certificate, germination tests results, genetic homogeneity tests results, and samples for two cultivation cycles, to be tested by the Kenyan authorities. Failure to present such results may result in inability to sell in this territory.

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

C.          Organizational Structure

The legal name of our company is Evogene Ltd. and we are organized under the laws of the State of Israel. As of the date of this report, we held directly and indirectly the percentage indicated of the issued and outstanding capital stock of the following significant subsidiaries:

Name of Subsidiary	Jurisdiction	Ownership Interest
AgPlenus Ltd.	Israel	98.3% (1)
Biomica Ltd.	Israel	93.2% (2)
Canonic Ltd.	Israel	100%
Casterra Ag Ltd. (formerly known as Evofuel Ltd.).	Israel	100%
Lavie Bio Ltd.	Israel	70.7% (3)(4)

(1)	The remaining 1.7% of AgPlenus Ltd.’s issued and outstanding share capital is held by AgPlenus’ former Chief Executive Officer and current director as a result of exercise of options.
(2)
The remaining 6.8% of Biomica Ltd.’s issued and outstanding share capital is held by Biomica's Chief Technology Officer. Assuming the consummation of the Initial Closing, as defined under the Share Purchase Agreement entered into by and among Biomica Ltd., Evogene and SHC, Evogene’s ownership interest will be reduced to 75.8%, and the remaining 24.2% of Biomica Ltd.’s issued and outstanding share capital will be held by: (i) SHC, who will hold 22.7%, and (ii) Biomica's Chief Technology Officer, who will hold 1.5%. For more information see “Item 4.B. Information on the Company—Business Overview—Market Segments—Human Health—Biomica Ltd.—Overview”.

(3)
The remaining 29.3% of Lavie Bio Ltd.’s issued and outstanding share capital is held by (i) Pioneer Hi-Bred International, Inc. (also known by the name Corteva), who holds 27.3%, and (ii) Lavie Bio’s former employees, who hold 2.0% as a result of exercise of options.

(4)
ICL (through an affiliate company) has an outstanding convertible amount of $10 million invested in Lavie Bio Ltd. under a SAFE agreement, which is convertible into shares of Lavie Bio Ltd. pursuant to the terms thereof. For more information see “Item 4.B. Information on the Company—Business Overview—Market Segments—Agriculture—Lavie Bio Ltd.—Overview”.

D.          Property, Plants and Equipment

Our principal facility is located in Rehovot, Israel and consists of 3,209 square meters (approximately 34,500 square feet) of leased office space accommodating our corporate offices and our molecular, microbial and crop protection labs. The lease for this facility will expire December 31, 2024. A portion (500 square meters, or approximately 5,382 square feet) of the leased space was subleased to an unaffiliated company until February 2023.

We perform most of our testing in plants, or in-planta testing, at our “Greenhouse Research Center”, located on two adjacent lots that we lease outside Rehovot, which also hosts Canonic’s cannabis R&D facility. The first lease covers approximately 13,500 square meters (approximately 145,000 square feet) of land, and expires on July 21, 2025, and we hold an option to renew such lease for an additional 36-month period. The second lease covers approximately 10,000 square meters (approximately 108,000 square feet) of land and expires on May 14, 2026, and we hold an option to renew such lease for an additional 24-month period.

The Greenhouse Research Center contains greenhouses, which are used for various in-planta experiments of the company and its subsidiaries. During 2019, we converted part of the Evogene Farm to a designated area for cannabis greenhouse as part of the activities of Canonic, our subsidiary which is focused on the area of medical cannabis. In addition, the Greenhouse Research Center contains warehouses, office facilities and seed banks.

Lavie Bio Inc. subleases a research and development facility located in the City Foundry STL Project in St. Louis, Missouri, consisting of approximately 4,050 square feet, under a three-year sublease agreement, expiring on September 30, 2024.

Unless otherwise stated, all of our facilities are fully utilized. We have no material tangible fixed assets apart from the leased properties described above. We believe that our currently leased facilities meet our needs for the short and mid-terms.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with our consolidated financial statements as of, and for the year ended, December 31, 2022 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS as issued by the IASB. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information—D. Risk Factors” and “Special Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

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

Until 2014, Evogene engaged in several collaborations of this type with Bayer, Monsanto, DuPont and Syngenta, focused on improving seed traits using GM approach. Today, Evogene has a number of smaller scale collaborations, and we aim to engage in additional collaborations in the future.

Key Performance Indicators

Revenues

Our revenues are principally derived from research and development payments under our collaboration agreements and related arrangements with our collaborators. Some of our agreements with collaborators also provide for success-based payments, such as milestone payments paid by our collaborators upon the occurrence of certain specified events and royalty revenues based on the sales or transfer of products our collaborators develop that contain, or are based on, our discoveries, which we license to them. We have not yet generated revenues from royalty payments. In October 2021, Canonic, our subsidiary in the field of medical cannabis, began the commercialization of its first products to pharmacies and distributors in Israel.

Breakdown of Revenues by Operating Segment:

The following table presents a breakdown of net revenues by operating segment for the periods indicated.

Operating Segment:	2022	2021	2020
	(U.S. dollars, in thousands)
Agriculture	$876	$628	$862
Industry	72	40	33
Human	513	183	75
Unallocated	214	79	70
Total	$1,675	$930	$1,040

Geographical Breakdown of Net Revenues

The following table presents net revenues by geographic breakdown of customers as a percentage of our total net revenues for the periods indicated. This data refers to the location of the customer and does not take into consideration the location of the end-user (to the extent it is different).

	Year ended December 31,
Geographical Region:	2022	2021	2020
United States	51%	56	65%
Israel	45%	38	22%
Brazil	-%	2	11%
Other	4%	4	2%
Total	100%	100%	100%

Cost of Revenues

Cost of revenues primarily consists of development costs incurred in conjunction with our collaborations, which include: salaries and related personnel costs for our research and development employees working on the collaborations; payments to third party suppliers that assist us in producing genomic data; and the cost of disposable materials (such as seeds, laboratory supplies, fertilizer, water and soil), expenses related to retaining advisors, who primarily consist of biological experts and subcontractors related to medical cannabis production.

Operating Expenses

Research and Development Expenses, net: Research and development expenses primarily consist of costs related to our internal or independent research and development activities, as opposed to development costs incurred in connection with our collaborations (which are included in cost of revenues). These independent activities of ours include the further development of our product pipeline, enhancement and expansion of our CPB platform and improvement of our computational, scientific and validation technologies, know-how and capabilities used by our subsidiaries and product divisions. Research and development costs include: salaries and related personnel costs (including share-based compensation); payments to third party suppliers and subcontractors, including scale-up development of GMP batch production of drug candidate, field-trials and pre-clinical studies carried out by third parties; cost of disposable materials; expenses associated with participation in professional conferences; operational overhead costs, which include costs related to leasing and operating our office, laboratory facilities and greenhouses; depreciation of property, plant and equipment; and amortization of intangible assets. Expenses related to our intellectual property, such as legal and other costs associated with patent applications, are also included as research and development expenses. We expect that our research and developments expenses will increase during 2023 due to the expected advancement in the pipeline of our subsidiaries and expansion in our product development activities.

Sales and Marketing Expenses: Sales and marketing expenses consist of costs primarily related to commercialization activities of our subsidiaries for product launch and maintaining our relationships with our collaborators and establishing new collaborations. These costs include salaries and related personnel costs (including share-based compensation) and expenses related to legal and professional services. We expect our sales and marketing expenses will remain at the current level during 2023.

General and Administrative Expenses: General and administrative expenses mainly consist of salaries and related personnel costs (including share-based compensation) for our general and administrative employees; legal, D&O liability insurance, and professional services; expenses related to HR activities and employee benefits and welfare; expenses for consulting; and other expenses associated with being a U.S. publicly listed company. We expect that our general and administrative expenses will remain at the current level during 2023.

In view of the COVID-19 pandemic, which disrupted our operations beginning in March 2020, we adjusted our work plans and budget, reducing and delaying certain activities. The impact of these changes has been minimal and by the end of 2020 and during 2021 we had resumed our full activities. With respect to 2023, we expect that the impact of the COVID-19 pandemic on our operations (assuming the pandemic to be at the level as of the date of this annual report) will be minimal.

Financing Income and Expenses

Financing income primarily consists of interest income on our cash bank deposits and securities and foreign currency exchange income.

Financing expenses primarily consist of foreign currency exchange expense; expenses related to a revaluation of the marketable securities we hold, which consist of money market funds, corporate bonds and government treasury notes; interest expense for our operating lease liability; expenses related to a revaluation of outstanding convertible amount of $10 million invested in our subsidiary Lavie Bio under a SAFE agreement with ICL; and expenses related to bank charges and commissions. The interest due on government grants is also considered a financial expense and is recognized beginning on the date on which we receive the grant until the date on which the grant is expected to be repaid.

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carryforward tax losses totaling approximately $219 million as of December 31, 2022, to be carried forward indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel for the foreseeable future, until we have taxable income after the full utilization of our carryforward tax losses.

Our U.S. subsidiaries, Evogene Inc., Lavie Bio Inc., Lavie Bio Tech Inc., Taxon Biosciences Inc.  and AgPlenus Inc. are subject to U.S. income taxes. In 2022, the tax rates applicable to those companies were approximately 21% and 6.5% (federal tax and state tax, respectively, where those companies operate).

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

◾	Industrial Applications: our industrial applications segment focuses on the development and commercialization of improved castor bean seeds for industrial uses (through our subsidiary Casterra).

The following table presents our revenues and operating loss by segment for the periods presented:

	Agriculture	Industrial Applications	Human Health	Unallocated	Total
		(in thousands)
Year ended December 31, 2022
Revenues	$876	72	513	214	1,675
Operating loss	(12,256)	(220)	(8,875)	(5,590)	(26,941)
Year ended December 31, 2021
Revenues	$628	$40	$183	$79	$930
Operating loss	(12,248)	(169)	(10,087)	(8,449)	(30,953)
Year ended December 31, 2020
Revenues	$862	$33	$75	$70	$1,040
Operating loss	(8,687)	(333)	(4,669)	(11,125)	(24,814)

A.          Operating Results

The following table sets forth our overall results of operations (on an unsegmented basis) for the years ended December 31, 2020, 2021, and 2022. The below discussion of our results of operations omits a comparison of our results for the years ended December 31, 2020 and 2021. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Comparison of Period-to-Period Results of Operations” in our Annual Report on Form 20-F for the year ended December 31, 2021, which we filed with the SEC on March 31, 2022.

	2022	2021	2020

Consolidated Statements of Comprehensive loss:
(U.S. dollars, in thousands)
Total Revenues	$1,675	$930	$1,040
Cost of revenues	909	767	574
Gross profit	766	163	466
Operating expenses (income):
Research and development, net	20,792	21,125	17,287
Sales and marketing	3,933	2,738	2,672
General and administrative	6,482	7,253	5,321
Other income	(3,500)	-	-
Total operating expenses, net	27,707	31,116	25,280
Operating loss	(26,941)	(30,953)	(24,814)
Financing income	516	1,935	1,591
Financing expenses	(3,329)	(1,414)	(2,951)
Loss before taxes on income	(29,754)	(30,432)	(26,174)
Taxes on income	90	13	32
Loss	$(29,844)	$(30,445)	$(26,206)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our total revenues increased by approximately $0.8 million, or 88.9%, to approximately $1.7 million for the year ended December 31, 2022 from $0.9 million for the year ended December 31, 2021. The increase in revenues was primarily due to revenues recognized per the collaboration agreement of Evogene’s subsidiary AgPlenus with Corteva, as well as revenues from sales of Canonic’s medical cannabis products in Israel.

Cost of Revenues

Cost of revenues increased by approximately $0.1 million, or 12.5%, to approximately $0.9 million for the year ended December 31, 2022 from $0.8 million for the year ended December 31, 2021. The increase was primarily related to an increase in the revenues recognized per the collaboration agreement of AgPlenus with Corteva and the increased revenues of Canonic’s medical cannabis products as mentioned above.

Gross profit increased by approximately $0.6 million, or 300%, to approximately $0.8 million for the year ended December 31, 2022 from $0.2 million for the year ended December 31, 2021, due to the combined impact of changes in our revenues and cost of revenues, as described above.

Operating Expenses

Research and Development Expenses, Net. Research and development expenses decreased by approximately $0.3 million, or 1.4%, to approximately $20.8 million for the year ended December 31, 2022 from $21.1 million for the year ended December 31, 2021. This decrease was mainly attributable to decreased costs of Biomica’s GMP microbe drug production for its first-in-human proof-of-concept study in the immuno-oncology program.

Sales and Marketing Expenses. Sales and marketing expenses increased by approximately $1.2 million, or 44.4%, to approximately $3.9 million for the year ended December 31, 2022 from $2.7 million for the year ended December 31, 2021. The increase was mainly due to Lavie Bio’s increased business development personnel and commercial trials of its inoculant product, Thrivus, performed during 2022 and increased business development personnel in Canonic.

General and Administrative Expenses. General and administrative expenses decreased by approximately $0.8 million, or 11.0%, to approximately $6.5 million for the year ended December 31, 2022 from $7.3 million for the year ended December 31, 2021. The decrease was mainly attributed to the decrease of the costs of directors’ and officers’ insurance, and to the decrease of share-based compensation expenses.

Other Income. The amount of $3.5 million for the year ended December 31, 2022 was received from Bayer under their joint seed traits collaboration agreement with Evogene, as part of a restructuring and release of the patent filing, prosecution, and maintenance obligations under the collaboration, as further described in “Item 4.B. Business Overview – Ag Seed Division”.

Financing Income and Expenses

Foreign currency and exchange risk

A significant portion of our expenses is denominated in currencies other than the U.S. dollar. The Company is therefore subject to non-U.S. currency risks and non-U.S. exchange exposure, especially the NIS. A significant portion of our operating costs are in Israel, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and other currencies. Furthermore, we anticipate that a significant portion of our expenses will continue to be denominated in NIS. We do not hedge against currency risk through the use of forward currency contracts or other financial instruments. See “Risk factors—Risks Relating to Our Incorporation and Location in Israel-Exchange rate fluctuations between the U.S. dollar and the NIS may negatively affect our financial results.” Exchange rates can be volatile and a substantial change of foreign currencies against the U.S. dollar could increase or reduce the Company’s expenses and net loss and impact the comparability of results from period to period. The appreciation (devaluation) of the NIS in relation to the U.S. dollar amounted to 3.3%, and (13.2%) as of December 31, 2021, and 2022, respectively.

Financing Income. Financing income decreased by approximately $1.4 million, or 73.7%, to approximately $0.5 million for the year ended December 31, 2022 from $1.9 million for the year ended December 31, 2021. This decrease was mainly attributable to U.S. Dollar and NIS exchange rate differences between periods.

Financing Expenses. Financing expenses increased by approximately $1.9 million, or 135.7%, to approximately $3.3 million for the year ended December 31, 2022 from $1.4 million for the year ended December 31, 2021. This increase was primarily attributable to U.S. Dollar and NIS exchange rate differences between periods and to a revaluation of the marketable securities we hold, which consist of money market funds, corporate bonds and government treasury notes.

Taxes on Income

For the years ended December 31, 2022 and 2021, we recorded insignificant amounts for taxes on income in Israel and an insignificant amount of taxes with respect to U.S. subsidiaries.

Loss

The amount of our overall loss decreased by approximately $0.6 million, or 2.0%, to approximately $29.8 million for the year ended December 31, 2022, from $30.4 million for the year ended December 31, 2021. This decrease reflected the cumulative effect of all of the above-described line items from our consolidated statements of comprehensive loss.

B.            Liquidity and Capital Resources

Our working capital requirements generally reflect the growth in our business and have historically been provided by cash raised from our investors, payments from our collaborators and government grants. As of December 31, 2022, we had cash, and cash equivalents marketable securities of approximately $35.4 million, and working capital of approximately $32.1 million, which is calculated by subtracting our current liabilities from our current assets. As of December 31, 2022, we had approximately $4.7 million of outstanding long-term indebtedness related to government grants.

Capital Resources

In 2022, our primary sources of liquidity were cash on hand, proceeds from collaboration agreements, revenues from the selling of medical cannabis products and proceeds from the issuance under the convertible SAFE agreement between our subsidiary Lavie Bio and ICL. We used the funds under the SAFE agreement primarily to finance Lavie Bio’s R&D program related to ICL.

Public Offerings of Ordinary Shares

Cantor Controlled Equity OfferingSM Sales Agreement

On January 14, 2021 and February 19, 2021, we entered into Controlled Equity OfferingSM  Sales Agreements, or the January Sales Agreement and February Sales Agreement, respectively, with Cantor Fitzgerald & Co., or the Agent, pursuant to which the Company could offer and sell, from time to time, its ordinary shares, through the Agent in an “at-the-market”, or ATM offering, as defined in Rule 415(a)(4) promulgated under the Securities Act, for an aggregate offering price of up to $28.0 million and $50.0 million, respectively. Because the public float of our ordinary shares is currently less than $75.0 million, we are limited in the amount we can raise during any 12-month period to 1/3 of our public float on the date of sale, which was approximately $8.9 million as of March 20, 2023. This amount may vary according to changes in our share price. In February 2021, we completed the sales of ordinary shares under the January Sales Agreement and issued 3,803,594 ordinary shares, with a weighted average selling price of $7.36 per share, resulting in gross proceeds of approximately $28 million. Subsequently we entered into the February Sales Agreement. As of December 31, 2022, we sold 755,339 ordinary shares with a weighted average selling price of $3.53 per share, resulting in gross proceeds of approximately $2.66 million. As of March 15, 2023, we sold 1,095,339 ordinary shares with a weighted average selling price of $2.68 per share, resulting in gross proceeds of approximately $2.94 million. We are not obligated to make any sales of ordinary shares under the February Sales Agreement and no assurance can be given that we will sell any ordinary shares under such agreement, or, if we do, as to the price or number of such shares that we will sell or the dates on which any such sales will take place.

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

Lavie Bio Collaboration and SAFE with ICL

In August 2022, ICL and Lavie Bio entered a multi-year collaboration agreement for developing novel bio-stimulant products to enrich fertilizer efficiency. As part of the collaboration, ICL invested (through an affiliate company) in Lavie Bio $10 million under a SAFE (simple agreement for future equity). Information on that transaction is set forth in this annual report under “Item 4. Information on the Company— B. Business Overview— Market Segments— Agriculture— Lavie Bio Ltd.— Key Collaborations— ICL Group” and is incorporated by reference herein.

Biomica Share Purchase Agreement with SHC

In December 2022, Biomica announced the signing of a definitive agreement for a $20 million financing round, led by SHC, with $10 million of which to be invested by Evogene. Following the initial closing of this transaction, Evogene will hold approximately 67% of the share capital of Biomica, while SHC will hold approximately 20%, in each case on a fully diluted basis. Information on that transaction is set forth in this annual report under “Item 4. Information on the Company— B. Business Overview— Market Segments— Human Health— Biomica Ltd.— Overview” and is incorporated by reference herein.

Collaboration Agreements

Under our R&D collaboration agreements, our revenues typically include R&D funding for activities that we conduct in the collaboration, as well as milestone payments for when the candidates advance in our partners’ pipelines and revenue sharing from the end-product.

Outlook

We expect that our sources of liquidity for 2023 will include cash on hand, proceeds raised from the public offering of our ordinary shares and the exercise of options, proceeds from collaboration agreements and revenues from the selling of medical cannabis products, cash held in our bank accounts, including bank deposits and marketable securities, proceeds from grants and other financing transactions, including by our subsidiaries.

In the future, cash may serve us in effecting M&A transactions for achieving inorganic growth in our different segments of operation. We believe that our existing cash as of December 31, 2022 will be sufficient to meet our projected cash requirements for at least 12 months. Nevertheless, in order to accelerate our subsidiaries growth and to strengthen their position as independent companies, we are in different levels of discussions with potential strategic and financial investors towards potential fundraisings, including by our subsidiaries.

Although we have sufficient cash, cash equivalents, and marketable securities that we believe will enable us to fund our operations during the next 12-month period, our ability to fund our capital needs depends on our ongoing ability to generate cash from existing and future collaborations, our revenues, and from our ability to raise additional funds. To the extent that existing cash, and cash equivalents, and marketable securities are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing. Additional funds may not be available when we need them on terms that are acceptable to us, or at all.

If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

Cash Flows

The following table presents the major components of net cash flows used in or provided by (as applicable) operating, investing and financing activities for the periods presented. For a discussion of our net cash flows for the year ended December 31, 2020, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Cash Flows” in our Annual Report on Form 20-F for the year ended December 31, 2021, which we filed with the SEC on March 31, 2022:

	2022	2021	2020
(U.S. dollars, in thousands)
Net cash used in operating activities	$(23,678)	$(24,716)	$(19,514)
Net cash provided by (used in) investing activities	13,274	(20,566)	9,415
Net cash provided by financing activities	9,343	30,276	20,374
Exchange rate differences - cash and cash equivalents balances	(2,284)	1,102	1,206
Increase (decrease) in cash and cash equivalents	$(3,345)	$(13,904)	$11,481

Cash Used in Operating Activities

Cash used in operating activities for the year ended December 31, 2022 was approximately $23.7 million and primarily reflects our overall loss of approximately $29.8 million, as adjusted downwards to eliminate certain non-cash items that were taken into account in calculating, and that increased, our overall loss, including approximately $1.2 million of share-based compensation expenses, approximately $1.5 million of depreciation expenses, approximately $1.1 million amortization of intangible assets and approximately $3.0 million of non-cash net financing expenses. These downwards adjustments to cash used were partially offset by approximately $0.8 million of changes in asset and liability items, mainly due to an increase in inventories and a decrease in trade payables and payroll accruals balances, partially offset by a decrease in other receivables balances.

Cash used in operating activities for the year ended December 31, 2021 was $24.7 million and primarily reflects our overall loss of $30.4 million, as adjusted downwards to eliminate certain non-cash items that were taken into account in calculating, and that increased, our overall loss, including $2.6 million of share-based compensation expenses, $1.3 million of depreciation expenses and $0.9 million amortization of intangible assets and the changes in asset and liability items of $1.7 million, mainly due to a decrease in other receivables balance and an increase in trade and other payables balances. These downwards adjustments to cash used were partially offset by $0.9 million of non-cash net financing income.

Cash Provided by (Used In) Investing Activities

Cash provided by investing activities was approximately $13.3 million for the year ended December 31, 2022. That primarily reflects approximately $12.4 million of net cash proceeds from the sale of marketable securities and $3.0 million of net cash withdrawal from bank deposits, offset by approximately $1.2 million of cash used for the purchase of property, plant and equipment and approximately $0.9 million of net cash invested in the purchase of marketable securities.

Cash used in investing activities was $20.6 million for the year ended December 31, 2021. That primarily reflects $23.1 million of net cash invested in the purchase of marketable securities, $1.0 million of cash investment in bank deposits and $0.8 million of cash used for the purchase of property, plant and equipment, offset by $4.4 million of net cash proceeds from the sale of marketable securities.

Cash Provided by Financing Activities

Cash provided by financing activities was approximately $9.3 million for the year ended December 31, 2022. That was primarily attributable to proceeds from issuance under the convertible SAFE agreement between Lavie Bio and ICL of $10 million, to the net proceeds of government grants of approximately $0.1 million, and partially offset by approximately $0.8 million for the repayment of an operating lease liability.

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

Government Grants

Our research and development efforts, including by our subsidiaries, have been financed, in part, through grants from IIA, BIRD, CIIRDF and the EU. From our inception through 2022, we received grants of approximately $13.8 million (including accrued interest), of which approximately $8.9 million (including accrued interest) are royalty-bearing grants from the IIA, and repaid approximately $3.5 million in royalties and an additional approximately $4.9 million in respect of several non-refundable projects. In addition, we have received grants totaling approximately $1 million (linked to the U.S. Consumer Price Index) from BIRD and have repaid $0.5 million, whereas the amount of $0.4 million of grants from BIRD have been cancelled, as we decided to withdraw from the relevant project. We have received grants totaling $1.1 million from the EU, which are not required to be repaid. As of December 31, 2022, we had two active research grants under which we have received funding from the IIA.

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

Ordinarily, as a condition to obtaining approval to manufacture outside Israel, we may be required to pay royalties at an increased rate, which usually amounts to an additional 1% on top of the standard royalties rate, and also the total amount of our liability to IIA will be increased to between 120% and 300% of the grants we received from IIA, depending on the manufacturing volume to be performed outside of Israel.

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

In June 2020, we announced participation in a three-year workplan, IIA-sponsored CRISPR-IL Consortium to develop an artificial intelligence based, end-to-end system for genome-editing to be used in multi-species including human, plant, and certain animal DNA, applicable to market segments in pharma, agriculture and aquaculture. In addition to Evogene, the CRISPR-IL Consortium consists of several Israeli industrial companies and academic institutions. The goal of the consortium is to develop an artificial intelligence-based system, “Go-Genome”, providing users improved genome-editing workflows. The system aims to provide end-to-end solutions, from user interface to an accurate measurement tool. The total budget for the consortium was approved for the first 18 months in an amount of approximately $10.2 million, of which approximately $1.3 million was allocated to us and for the additional 18 months was approved an amount of approximately $15.4 million, of which approximately $1.9 million was allocated to us. Participation in the IIA-sponsored consortium programs as described above does not obligate us to pay royalties to the IIA; however, the know-how developed in such consortium programs is subject to the provisions and restrictions under the Innovation Law.

In March 2020 and March 2021, Lavie Bio obtained an IIA approval to receive a grant for its third and fourth year programs, respectively, for bio fungicides for mildew in fruit and vegetables. The total approved budgets for each of the third and fourth year programs were NIS 3.9 million (approximately $1.1 million for the third year and approximately $1.2 for the fourth year). In addition, during October 2022 Lavie Bio obtained an IIA approval to receive a grant for the development of bio fungicide against soil diseases, seed rot, root and stem rot. The total approved budget was approximately NIS 1.9 million (approximately $0.6 million).

In 2020, AgPlenus obtained IIA approval to receive a grant for its first-year program for development of novel herbicides. The total approved budget was  NIS 3.1 million (approximately $1.0 million).

We entered into agreements with certain of our Israeli subsidiaries in the framework of which they were granted permission to use our technology and related know how, which was funded by the IIA. Evogene remains responsible to the IIA for the obligations regarding such IIA funding.

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

EU Grant

In early 2016, a grant application for a consortium for research in photosynthesis in which we participate within the EU Horizon 2020 Program for Research and Innovation was confirmed. The consortium’s research program is focused on an innovative approach to modulate photosynthesis related pathways aiming to improve photosynthetic efficiency. Beyond us, the consortium includes academic institutions such as the Max Planck Institute of Molecular Plant Physiology and the Institute of Terrestrial Microbiology, the Weizmann Institute of Science, and the Imperial College of Science, Technology and Medicine. Overall, we received a total amount of €0.9 million for our participation in the consortium during the five-year project. In March 2023, a follow up grant of a €1.2 million was confirmed by the Horizon EIC 2022 program.  The overall budget under the program is €2.5 million and Evogene’s other partners in the project include the Max Planck Institute. The current project scope, whose timeline is expected to be 32 months, will develop canola and rapeseed lines.

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

Our ongoing research and development activities are funded mainly by internal resources, collaboration research and development payments and governmental grants. As of December 31, 2022, 92 of our employees, representing approximately 67% of our entire work force, were engaged in research and development on a full-time basis. For more information regarding our research and development activities, intellectual property and licenses, please see “Item 4.B. Information on the Company—Business Overview.”

D.            Trend Information

D&O insurance

Although in 2022 there was a decrease in the cost of procuring D&O liability insurance, in recent years we experienced an increase in such cost, resulting from a general increase in the cost of D&O liability insurance for smaller, dual-listed public companies such as us. This general increase has been tied to perceived heightened levels of risk for D&O insurers. Insurers have been increasing their level of compensation, in the form of premiums, which they believe have not been commensurate with the risk being taken by them. In parallel, there has been an increase in the amounts of the deductibles payable by public companies in situations in which an insurable event occurs. If this trend continues, it will increase our operational expenses and have a negative effect on our financial results.

Market Risk

We are exposed to market risk from changes in exchange rates, interest rates and inflation. We therefore continue to closely monitor the macro-economic conditions that result therefrom. We regularly assess the implications of these global conditions on our operations, liquidity, cash flow and product candidates and seek to act to mitigate any adverse consequences, to the extent possible, in a commercially reasonable manner, if and when applicable. All of these market risks arise in the ordinary course of business, as we do not engage in speculative trading activities. Except as otherwise addressed herein, such market risks are further discussed in Item 11 of this annual report under the section titled “Quantitative and Qualitative Disclosures about Market Risk”.

We are exposed to market risk from changes in exchange rates, interest rates and inflation. All of these market risks arise in the ordinary course of business, as we do not engage in speculative trading activities. Except as otherwise addressed herein, such market risks are further discussed in Item 11 of this annual report.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material adverse effect on our revenues, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.            Critical Accounting Estimates

We have provided a summary of our significant accounting policies, estimates and judgments in Note 3 to our consolidated financial statements, which are included elsewhere in this annual report. The following critical accounting discussion pertains to accounting policies management believes are most critical to the portrayal of our historical financial condition and results of operations and that require significant, difficult, subjective or complex judgments. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.

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

Share-Based Compensation

We account for share-based compensation in accordance with the fair value recognition provision of IFRS guidance on share-based compensation. Under these provisions, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Share-based compensation expense was approximately $1.2 million, $2.6 million and $4.1 million in 2022, 2021 and 2020, respectively. We selected the binomial option-pricing model as the most appropriate method for determining the estimated fair value of our share-based compensation. The determination of the grant date fair value of options using an option-pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the estimated period of time that we expect employees to hold their options, the expected volatility of our share price over the expected term of the options (estimated using historical data from prior years, including historical forfeiture rates), share option exercise and cancellation behaviors, risk-free interest rates, expected dividend yields (assumed to be zero as we have historically not paid and do not intend to pay dividends on our ordinary shares) and the price of our ordinary shares. In addition, our compensation expense is affected by our estimate of the number of awards that will ultimately vest. In the future, if the number of equity awards that are forfeited by employees is lower than expected, the expense recognized in future periods will be higher.

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

Fair value of convertible SAFE

In August 2022, ICL and Lavie Bio entered a multi-year collaboration agreement for developing novel bio-stimulant products to enrich fertilizer efficiency. As part of the collaboration, ICL (through an affiliated company) invested in Lavie Bio $10 million under a SAFE. Per IFRS guidance on financial instruments, as conversion upon an equity financing requires the delivery of variable number of shares, the SAFE is accounted for as a liability and measured at fair value. The fair value of the SAFE will be remeasured at the end of each reporting period with any change to fair value recorded within financial expenses in the statements of profit or loss. The fair value is based on the weighted average value of various scenarios assuming Lavie Bio's estimated enterprise value at the valuation date. The enterprise value is calculated using the income approach, whereby the cash flows expected to be generated are discounted to their present value equivalent using a rate of return that reflects the relative risk of the investment, as well as the time value of money. The value of the SAFE assumes the probability of various possible scenarios to which an acceptable option pricing model is applied. The inputs to the model include the enterprise value described above, the conversion price and assumptions regarding the expected volatility and the expected life of each scenario. Financial expenses recorded in 2022 due to revaluation of the convertible SAFE were approximately $0.1 million.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. In 2022, the corporate tax rate was 23%. Capital gains derived by an Israeli company are generally subject to tax at the prevailing regular corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for an “Industrial Company”.

The following tax benefits, among others, are available to Industrial Companies:

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

◾
amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which were purchased in good faith and are used for the development or advancement of the Industrial Enterprise, commencing in the year in which such rights were first exercised;

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

On October 24, 2010, we received a tax ruling from the Israel Tax Authority, according to which, among other things, our activity has been qualified as an “industrial activity”, as defined in the Investment Law and is also eligible to tax benefits as a Beneficiary Enterprise, which will apply to the turnover attributed to such enterprise. The benefit period under this tax ruling ended in 2018, and since we did not generate any taxable income until tax year 2018, we were not entitled to any tax benefits under this tax regime.

We have reviewed and evaluated the implications and effect of the benefits under the 2011 and 2017 Amendments, and, while potentially eligible for such benefits, we have not yet chosen to be subject to the tax benefits introduced by the 2011 or the 2017 Amendments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this annual report.

Name	Age	Position
Executive officers
Mr. Ofer Haviv	56	President and Chief Executive Officer
Dr. Nir Arbel	43	Chief Product Officer
Mr. Yaron Eldad	57	Chief Financial Officer
Dr. Brian Ember	46	Chief Executive Officer of AgPlenus Ltd.
Dr. Elran Haber	42	Chief Executive Officer of Biomica Ltd.
Mr. Mark Kapel	46	Chief Technology Officer
Mr. Sassi Masliah	44	Executive Vice President Corporate Development
Mr. Eyal Ronen	52
Executive Vice President of Business Development and Chief Executive Officer of Canonic Ltd. and of Casterra Ag Ltd. Effective as of April 16, 2023 Mr. Ofer Haviv will serve as the interim CEO of Canonic in lieu of Mr. Eyal Ronen.

Directors
Ms. Sarit Firon(3)(4)	56	Chairperson of the Board
Mr. Dan Falk(1)(2)(4)	77	Director
Mr. Nir Nimrodi(1)(2)(3)(4)	54	Director
Dr. Adrian Percy(4)	57	Director
Mr. Leon Y. Recanati(3)(4)	74	Director
Dr. Oded Shoseyov(1)(2)(4)	66	Director
____________________________
(1)	Member of our Audit Committee.
(2)	Member of our Compensation and Nominating Committee.
(3)	Member of our Pricing Committee.
(4)	Independent director under the Nasdaq Listing Rules.

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

Mr. Yaron Eldad has served as Chief Financial Officer of Evogene since April 2022. Mr. Eldad has held various chief financial officer positions over the last 25 years in public and private technology and biotechnology companies, including Yamba Group Int. Ltd. from 2011 to 2021, Recoly NV from 2008 to 2010, and e-Sim Ltd. from 1998 to 2007. Mr. Eldad also serves on the board of directors and as chairman of the audit and compensation committees of B.O.S. Better Online Solutions Ltd. Mr. Eldad holds a B.A. in Economics and Accounting from the Ben-Gurion University of the Negev, Israel, an Executive MBA in Strategic Management from the Hebrew University of Jerusalem, Israel, and an M.A. in law from the Bar-Ilan University, Israel.

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

Mr. Eyal Ronen has served as Executive Vice President of Business Development of Evogene and Chief Executive Officer of Casterra since June 2022. He has served as Chief Executive Officer of Canonic since January 2023. Mr. Ronen has over 20 years of extensive business development experience at various companies operating both in Israel and internationally, and focused on the biotech space. His prior experience includes Vice President of Business Development at TransAlgae Israel Ltd. from 2020 to 2022, Vice President of Sales, Marketing, and Business Development at  Flora Fotonica Ltd. from 2018 to 2020, VP of Sales at S.T.K Stockton Group Ltd. from 2015 to 2018, CTO and Co-Founder at Seanovo from 2014 to 2016, Growth Department Manager at Gadot Chemical Terminals (1985) Ltd. from 2012 to 2015, Director of South America at Haifa Chemicals Ltd. from 2003 to 2012 and Agronomist at ICL Group from 1999 to 2003. Mr. Ronen holds a B.Sc in Agronomy, crop protection from the Hebrew University of Jerusalem, an M.Sc. in Agronomy, Biomass accumulation in tobacco plants as affected by photosynthetic factors & plant nutrients from the Hebrew University of Jerusalem, and an MBA in Executive Master in Business Administration from the Haifa University.

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

Dr. Elran Haber has served as Chief Executive Officer of Biomica Ltd., a subsidiary of Evogene, since January 2018. Dr. Haber previously served as Chief Executive Officer of Therapix Biosciences Ltd. (now known as SciSparc Ltd.) (NASDAQ: SPRC) beginning in November 2015. Prior to that, from March 2014, Dr. Haber served as its Vice President of Business Strategy and Innovation. Dr. Haber served for more than 10 years as Chairperson and board member of several publicly traded and privately held companies, including Issta Lines Ltd. (TASE: ISTA) from 2007 to 2012, and American Express Global Business Travel – Israel (Histour-Eltive Ltd.) from 2010 to 2012, and has been a member of various board committees and has served in senior executive roles in various life science companies. Dr. Haber holds a Ph.D. in Pharmaceutical Science and an MBA in Finance & Financial Engineering, both from The Hebrew University of Jerusalem, Israel.

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

Mr. Nir Nimrodi has served as a director of our Company since he was appointed by the Board in September 2022. He was a consultant to the Board of our Company from April 2020 until September 2022. Mr. Nimrodi have been the Chairman and Chief Executive Officer of Accellix Inc, a leading cell therapy analytical company, since May 2019. Mr. Nimrodi brings more than 25 years of diverse international experience in both start-ups and large global businesses in the life science, pharmaceutical, and biotechnology industries. Prior to joining Accellix, Mr. Nimrodi served as the Chief Business Officer of Intrexon Corporation, a leader in synthetic biology from March 2014 to April 2019. Prior to Intrexon, Mr. Nimrodi held several executive roles at Life Technologies Inc (now part of Thermo Fisher). While at Life Technologies, Mr. Nimrodi served as Chief Executive Officer and Board Member of Life Technologies Israel from January 2007 to December 2008, Head of Protein Technologies from December 2008 to December 2010, as well as Vice President and General Manager of Food Safety and Animal Health from December 2010 to March 2014. Prior to his seven years at Life Technologies, he was the CEO of Proneuron Biotechnologies Inc. from February 2002 to December 2006 and Mindsense Biosystems Ltd. from June 1999 to February 2002. Earlier in his career, Mr. Nimrodi was a Director of Finance for Teva Pharmaceuticals Ltd. from April 1995 to June 1999. Mr. Nimrodi holds a B.A. in Economics and MBA from the Tel Aviv University, Israel.

Dr. Adrian Percy has served as a director of our Company since February 2019. Dr. Percy serves on the board of directors of BioLumic Ltd., High Fidelity Genetics Inc. and FungiAlert Inc.  (dba FA Bio). He is a member of the science and technology boards of Terramera Inc., Oerth Bio LLC, Harpe BioHerbicide Solutions Inc., Biotalys NV and Rothamsted Research Limited. Dr. Percy is serving as the Executive Director of the N.C. Plant Sciences Initiative at NC State University since 2021. Dr. Percy is currently a venture partner with Finistere Ventures and frequently acts as an advisor to companies through his own consultancy company, Nomad Technology Consulting. From 2019-2021, Dr. Percy served as Chief Technology Officer at UPL Ltd. From 2014-2018, he served as the head of research and development for the Crop Science division of Bayer as part of its executive committee. During his 16-year tenure at Bayer, he also led regulatory affairs activities across the entire division of Crop Science between 2013 and 2014 and crop protection development activities for Bayer in North America between 2011 and 2013. Dr. Percy has held positions in the research and development departments of Aventis CropScience SA between 2000 and 2002, Rhone Poulenc SA between 1996 and 2000, and Bayer in France, Germany and the United States. Dr. Percy earned a bachelor’s degree in pharmacology at the University of Liverpool, England, as well as a master’s degree in toxicology and a doctorate in biochemistry at the University of Birmingham, England.

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

Dr. Oded Shoseyov has served as a director of our Company since November 2018. Dr. Shoseyov is the scientific founder of 18 companies, including: Futuragene Ltd., Collplant Ltd., Biobetter Ltd., GemmaCert Ltd., SP-Nano materials Ltd., Melodea Ltd., Valentis Nanotech. Ltd., Paulee CleanTec Ltd., Smart Resilin Ltd., Sensogenic Ltd., SavorEat Ltd., Rnway Ltd., Wonder Veggies Ltd., Seekwell Ltd. and Karme Yosef Winery. Dr. Shoseyov is a faculty member of The Hebrew University of Jerusalem, Israel, where he conducts research in plant molecular biology protein engineering and nano-biotechnology. His group’s focus is on Bio-Inspired Nanocomposite materials. He has authored or co-authored more than 350 scientific publications and is the inventor or co-inventor of 103 patents. Dr. Shoseyov is a TED speaker and a co-owner and winemaker of Bravdo winery. Dr. Shoseyov received the Outstanding Scientist Polak Award for 2002, the 1999 and 2010 Kay Award for Innovative and Applied Research, the 2012 Israel Prime Minister Citation for Entrepreneurship and Innovation, and the 2018 Presidential Award for his contribution to the Economy and Society of Israel. Dr. Shoseyov holds a B.Sc., an M.Sc. and a Ph.D. from The Hebrew University of Jerusalem, Israel.

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

B.          Compensation

Aggregate and Individual Compensation of Officers and Directors

The aggregate compensation, including non-cash share-based compensation (consisting of expenses related to option grants), accrued by us in respect of the year ended December 31, 2022 to all persons who served as directors and/or executive officers during that year, was approximately $3.1 million. That amount includes approximately $0.5 million of gross compensation set aside or accrued for executive officers for purposes of pension, severance, retirement, car, phone or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to executive officers, and other expenses commonly reimbursed by companies in Israel. These amounts include the partial-year compensation paid to seven executive officers and two directors, who served in their positions over the course of 2022 and whose employment as directors or executive officers either was terminated or has commenced during 2022.

During 2022, we granted to our executive officers and directors an aggregate amount of 426,000 options, of which 150,000 were granted with an exercise price of NIS 4.09 ($1.16), 90,000 were granted with an exercise price of NIS 3.62 ($1.03) per share, 150,000 were granted with an exercise price of NIS 2.85 ($0.81) per share and 36,000 were granted with an exercise price of $1.02 per share. The options detailed above expire within ten years from the date of grant. During 2022, one executive officer, who served as chief executive officer in one of our subsidiaries, was granted options to purchase equity of such subsidiary, which are not detailed above.

The following table presents information regarding compensation accrued in our financial statements for the year ended December 31, 2022 for our five most highly compensated executive officers, as required under Israeli Securities Law 5728-1968 and the regulations promulgated thereunder.

	(in thousands, US$)(1)
Name and Position	Salary and related benefits	Bonus(2)	Value of Options Granted(3)	Total
Ofer Haviv President and Chief Executive Officer	415	22	27	464
Sassi Masliah EVP Corporate Development	236	9	59	304
Mark Kapel EVP Technology	267	9	23	299
Nir Arbel Chief Product Officer	259	(12)	56	303
Brian Ember CEO of AgPlenus	284	10	-	294

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in our financial statements.

(2)
Bonus amounts shown in this table regarding Brian Ember reflect a bonus provision recorded in the financial statements for the year ended December 31, 2022 and paid during 2023. Bonus amounts shown in this table regarding other executive officers reflect the increase (decrease) of bonus paid during 2022 compared to the bonus provision accrued in the financial statements for the year ended December 31, 2021 (no bonus provision was recorded for them in the financial statements for the year ended December 31, 2022). Bonus payments relating to office holders’ service in our Company are approved by our Compensation and Nominating Committee and Board of Directors, and, to the extent required, also by our shareholders.

(3)	Consists of amounts recognized as non-cash expenses in our statement of profit or loss for the year ended December 31, 2022 in respect of option grants.

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

Approvals Required for Compensation of Directors and Officers

Under the Companies Law, the compensation of each of our directors and our CEO requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of our shareholders at a general meeting (in the case of our CEO, the shareholder approval must include the special majority described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law— Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions”). The compensation of any other office holder (who is neither a director nor our Chief Executive Officer), if consistent with our compensation policy, requires the approval of our compensation committee, followed by our board of directors. Compensation of any such office holder that deviates from our compensation policy also requires shareholders’ approval, including by the special majority described under “Item 6. Directors, Senor Management and Employees—C. Board Practices— Approval of Related Party Transactions under Israeli Law— Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.”

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

Each executive officer’s entitlement to an annual bonus is determined according to a formula that links financial and qualitative target-based goals and metrics related to the specific objectives within the responsibility of the relevant executive officer. In the case of executive officers who are also office holders, their annual bonus is also required to be consistent with our compensation policy. The goals and objectives of Evogene’s office holders are determined by the compensation and nominating committee and our board of directors. For each fiscal year, our compensation and nominating committee and board of directors determine the maximum target bonus for each of our office holders, including our CEO. Further, for our CEO, all terms of employment, including bonus terms, require, in general, approval by a majority of our shareholders present and voting (in person or by proxy) at a meeting of shareholders, subject to fulfillment of one of the two additional conditions described in “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law—Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.”

Each of the employment agreements with our executive officers contains provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and in the United States is subject to limitations. The employment agreement of each executive officer is terminable upon 60 days written notice by either party to the agreement, except for the employment agreement with Mr. Ofer Haviv, our President and CEO, which is terminable at will upon 90 days written notice, by either party to the agreement, and except for the employment agreement of our EVP Business Development, which is terminable at will upon 60 days written notice during the first year of his employment and 90 days commencing on the second year of his employment.

Director Compensation

Our directors are entitled to cash compensation and equity compensation as follows:

Cash Compensation of Directors

All of our directors receive annual fees and per-meeting fees for their service on our board and its committees, in the following amounts:

◾	Annual fees in an amount of approximately $24,600 for directors classified as experts; and

◾
Per-meeting fees in an amount of approximately $1,300 for directors classified as experts; 60% of such amounts for participation in meetings via telecommunication and 50% of such amounts for resolutions adopted in writing.

Such amounts are within the range for cash compensation for external and unaffiliated directors of a company of our size (based on level of shareholders’ equity) under the Companies Law.

Cash Compensation of Chairperson of the Board

In accordance with shareholders’ approval from August 2021, a chairperson of the board who is determined by the Board to be an “active chairperson” in light of increased involvement in our activities and increased time investment in the performance of the duties accompanying the chairperson’s position compared to the other directors, shall be entitled to increased compensation relative to our other directors of approximately $6,400 per month (equal to approximately NIS 21,500). Our Board has determined that Ms. Sarit Firon, our chairperson of the board, is an active chairperson, and accordingly her fees as active chairperson are as aforesaid.

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

Information regarding the options to purchase our ordinary shares (including number of options, exercise price and expiration date of all such options) held by each of our directors and executive officers who beneficially owns our ordinary shares, after including ordinary shares underlying options held by them, which, as of March 20, 2023, were exercisable or exercisable within 60 days, appears in the beneficial ownership table in Item 7.A below and in the footnotes thereto.

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

As of March 20, 2023, options to purchase 4,198,312 ordinary shares, having a weighted average exercise price of $3.65 per share, and 505,066 RSUs, having no exercise price, were outstanding under our option and incentive plans, of which, options to purchase 2,694,238 ordinary shares were exercisable and 76,129 RSUs were vested. An additional 1,134,485 ordinary shares remained available for future grant under our 2021 Plan as of that date.

Among other types of equity-based awards, our share option and incentive plans provide for granting awards in compliance with Section 102 of the Israeli Income Tax Ordinance [New Version], 5721-1961, or the Tax Ordinance, which provides to employees, directors and officers, who are not controlling shareholders (i.e., who hold less than 10% of our share capital) and are Israeli residents, favorable tax treatment for compensation in the form of shares, options, RSUs or other types of equity awards issued or granted, as applicable, to a trustee under the “capital gains track” for the benefit of the relevant employee, director or officer and are held by the trustee for at least two years after the date of grant or issuance. Under the “capital gains track”, we are not allowed to deduct an expense with respect to the grant or issuance of the relevant equity-based awards.

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

Subsidiary Equity Incentive Plans

In addition to the share option and incentive plans at our parent company level, each of our subsidiaries has adopted its own equity incentive plan. The following table presents information regarding our subsidiaries’ equity incentive plans, including the percentage of the equity of those companies that may be issued or granted as equity incentives to employees, directors or service providers of those companies and the percentage of that equity that has been issued or granted as of March 20, 2023 (in both cases, after including shares underlying options).

Subsidiary	Percentage of Subsidiary's Equity Issuable as Equity Incentives	Percentage of Equity Granted to Date as Equity Incentives
AgPlenus	9.6%	3.5%
Biomica	18.9%	17.7%
Casterra	8.0%	0.5%
Canonic	10.8%	8.1%
Lavie Bio	10.5%	9.3%

Grants under our subsidiaries’ equity incentive plans may qualify for favorable treatment under the tax law provisions of the United States or Israel.

The share-based payments under our subsidiary equity incentive plans are presented as non-controlling interests in the financial statements and were valued at approximately $0.6 million in 2022, as detailed in Note 18.f. to the financial statements included in this annual report under Item 18.

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

Financial Statements Review and Audit Committee

Our financial statements review and audit committee, or audit committee, consists of Mr. Dan Falk, Mr. Nir Nimrodi and Dr. Oded Shoseyov. Mr. Falk serves as the Chairperson of the audit committee.

Requirements as to Composition

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors.

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

All members of our audit committee meet the requirements for independence and financial literacy under the Nasdaq Listing Rules. Our board of directors has determined that each of Mr. Dan Falk and Mr. Nir Nimrodi is furthermore an audit committee financial expert, as defined by the SEC rules, and has the requisite financial experience required under the Nasdaq Listing Rules.

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

Compensation and Nominating Committee

Our compensation and nominating committee, or compensation committee, consists of Mr. Dan Falk, Mr. Nir Nimrodi and Dr. Oded Shoseyov. Mr. Falk serves as the Chairperson of the committee.

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

Compensation Policy under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting (excluding abstentions) at a general meeting of shareholders, provided that either:

•	such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy, does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed grounds and after discussing again the compensation policy, that, despite the objection of shareholders, approval of the compensation policy is for the benefit of the company.

The compensation policy must be based on certain considerations, include provisions and matters specifically set forth in the Companies Law.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

•	the education, skills, experience, expertise and accomplishments of the relevant office holder;
•	the office holder’s position and responsibilities;
•	prior compensation agreements with the office holder;
•
the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work;

•	relationships in the company;
•
if the terms of employment include variable components — the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•
if the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company’s goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other things:

•	with regard to variable components:
o
with the exception of office holders who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, or if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company; and

o
the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant;

•
a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

•	the minimum holding or vesting period of variable equity-based components, while taking into consideration long-term incentives; and
•	a limit to retirement grants.

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

D.            Employees

The total number of employees in Evogene and its subsidiaries as of December 31, 2020, 2021 and 2022 was 130 ,141 and 137, respectively. As of December 31, 2022, our research and development activities involved 92 employees amounting to approximately 67% of our total full-time workforce, of which 43 were employed by Evogene and 49 were employed by our subsidiaries. Evogene used six (6) temporary employees during 2022. In 2022 our employees included members with degrees in biology, chemistry, plant genetics, agronomics, mathematics, computer and data science and other related fields and 39 of our employees hold a Ph.D. As of March 20, 2023, the total number of employees in Evogene and its subsidiaries was 133.

The rate of male v. female in our company and our subsidiaries as of December 31, 2022, was as follows:

Company	Female	Male	Total
Evogene	53%	47%	75
AgPlenus	66%	34%	12
Lavie Bio	48%	52%	27
Canonic	22%	78%	9
Biomica	69%	31%	13
Casterra	0%	100%	1
Total	53%	47%	137

The rate of male v. female in a managing position (i.e., any such person that oversees and supervises other employees) in our company and our subsidiaries as of December 31, 2022, was as follows:

Company	Female	Male
Evogene	53%	47%
AgPlenus	80%	20%
Lavie Bio	30%	70%
Canonic	25%	75%
Biomica	50%	50%
Casterra*	N/A	N/A

* Casterra employs one employee who is managed by an Evogene manager.

As of the date hereof, all of our employees are based in Israel, except for seven U.S.-based employees. Of our seven U.S.-based employees, six are employed by Lavie Bio Inc., a U.S. subsidiary of Lavie Bio Ltd., the majority of whom are based at Lavie Bio’s U.S. research and development site in St. Louis, Missouri. In addition, AgPlenus Ltd.’s CEO is located in North Carolina. In addition, during 2022, we had, on average, approximately 25 hourly employees who are based in Israel. The following table shows the breakdown of our employees by division/category of activity and by location as of December 31, 2020 ,2021 and 2022, excluding hourly employees:

	As of December 31, 2020			As of December 31, 2021			As of December 31, 2022
	Israel	U.S.	Total	Israel	U.S.	Total	Israel	U.S.	Total
Executive management	4	-	4	5	-	5	6	-	6
Lavie Bio Ltd.	28	-	28	33	-	33	25	-	25
AgPlenus Ltd.	48	-	48	41	-	41	44	-	44
Ag-Seeds division	2	-	2	2	-	2	-	-	-
Casterra Ag Ltd.	17	5	22	17	7	24	21	6	27
Biomica Ltd.	11	1	12	11	1	12	11	1	12
Canonic Ltd.	1	-	1	1	-	1	1	-	1
Technology platform	7	-	7	13	-	13	13	-	13
General and administrative	6	-	6	10	-	10	9	-	9
Total	124	6	130	133	8	141	130	7	137

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

E.            Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to the table in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information regarding our equity incentive plans, see “Item 6.B. Director, Senior Management and Employees—Compensation—Equity Incentive Plans.”

F.            Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 20, 2023 (unless otherwise indicated) by: (i) each person or entity known by us to own beneficially more than 5% of our outstanding shares; (ii) each of our directors and executive officers, and certain former officers and directors, individually; and (iii) all of our executive officers and directors, and certain former officers and directors, as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 20, 2023, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of shares beneficially owned by any shareholder has been calculated based on 41,616,303 ordinary shares outstanding as of March 20, 2023. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws.

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

	Shares Beneficially Held
Name of Beneficial Owner	Number		Percentage of Class
Principal Shareholders

Executive Officers and Directors
Mr. Ofer Haviv	985,000	(1)	2.3%
Dr. Nir Arbel	46,874	(2)	*
Mr. Lazer Bezdin	0	(**)	*
Mr. Yaron Eldad	37,500	(3)	*
Dr. Brian N. Ember	0		*
Dr. Elran Haber	21,872	(4)	*
Dr. Arnon Heyman	103,000	(5)	*
Mr. Mark Kapel	190,255	(6)	*
Ms. Dorit Kreiner	117,739	(7)(**)	*
Mr. Sassi Masliah	145,000	(8)	*
Mr. Gur Oron	0	(**)
Mr. Eyal Ronen	0		*
Ms. Sarit Firon	70,875	(9)	*
Mr. Dan Falk	0		*
Mr. Ziv Kop		(**)	*
Mr. Nir Nimrodi	25,000	(10)	*
Dr. Adrian Percy	37,625	(11)	*
Mr. Leon Y. Recanati	882,734	(12)	2.1%
Prof. Oded Shoseyov	39,500	(13)	*
All directors and executive officers as a group (19 persons**)	2,702,974		6.1%
_______________________________
*	Less than 1%.
**
The engagement of each of Ms. Kreiner, Mr. Oron and Mr. Bezdin as executive officers and of Mr. Kop as a director ended during 2022. Beneficial ownership information for such persons is based on our own internal records as of the date on which their engagement ended.

(1)
Consists of 985,000 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2023, of which options to purchase the following number of shares expire on the following dates, respectively: 215,000 on July 17, 2023, 170,000 on March 22, 2025, 225,000 on August 8, 2027 and 375,000 on April 21, 2030. The weighted average exercise price of these options is NIS 23.05 per ordinary share.

(2)
Consists of 46,874 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2023, which expire on September 1, 2031. The per share exercise price of these options is NIS 9.17 per ordinary share.

(3)
Consists of 37,500 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2023, which expire on March 30, 2032. The exercise price of these options is NIS 4.09 per ordinary share.

(4)
Consists of 21,872 ordinary shares of Evogene issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2023, which expire on September 1, 2031. The exercise price of these options is NIS 9.17 per ordinary share. Elran Haber serves as the CEO of our subsidiary company Biomica, and as such, also holds options to purchase shares of Biomica. For a description of our subsidiaries’ equity incentive plans, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Option and Incentive Plans—Subsidiary Equity Incentive Plans”.

(5)
Consists of 103,000 ordinary shares of Evogene issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2023, of which options to purchase the following number of shares expire on the following dates, respectively: 10,000 on November 9, 2024, 18,000 on May 18, 2026, 50,000 on August 8, 2027, and 25,000 on February 26, 2028. The weighted average exercise price of these options is NIS 21.27 per ordinary share. Arnon Heyman served as the CEO, and currently serves as director, of our subsidiary company Canonic, and as such, also holds options to purchase shares of Canonic. For a description of our subsidiaries’ equity incentive plans, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Option and Incentive Plans—Subsidiary Equity Incentive Plans”.

(6)
Consists of 190,255 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2023, of which options to purchase the following number of shares expire on the following dates, respectively: 13,500 on July 15, 2023, 12,000 on March 22, 2025, 23,200 on August 8, 2027, 60,000 on February 26, 2028, 30,000 on February 4, 2029, 32,805 on July 30, 2029 and 18,750 on November 16, 2031. The weighted average exercise price of these options is NIS 15.35 per ordinary share.

(7)
Includes 116,239 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2023, which expire on March 31, 2023. The weighted average exercise price of these options is NIS 6.45 per ordinary share. Also includes 1,500 ordinary shares held by a trustee in favor of Ms. Kreiner.

(8)
Includes 145,000 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2023, of which options to purchase the following number of shares expire on the following dates, respectively: 5,000 on July 15, 2023, 17,000 on March 22, 2025, 18,000 on August 8, 2027, 3,750 on May 28, 2028, 10,000 on February 4, 2029, 22,500 on July 30, 2029, 31,250 on September 22, 2030 and 37,500 on November 16, 2031. The weighted average exercise price of these options is NIS 13.44 per ordinary share.

(9)
Consists of 70,875 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2023, of which options to purchase the following number of shares expire on the following dates, respectively: 10,000 on August 10, 2026, 2,500 on August 8, 2027,2,500 on August 6, 2028, 1,875 on September 23, 2029, 36,000 on September 1, 2031 and 18,000 on September 15, 2032. The weighted average exercise price of these options is NIS 10.57 per ordinary share.

(10)
Consists of 25,000 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2023, which expire on April 20, 2030. The exercise price of these options is $1.10 per ordinary share.

(11)
Consists of 37,625 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2023, of which options to purchase the following number of shares expire on the following dates, respectively: 10,000 on December 23, 2028, 625 on February 1, 2030, 18,000 on August 10, 2031 and 9,000 on September 15, 2032. The weighted average exercise price of these options is $2.38 per ordinary share.

(12)
Includes 838,859 ordinary shares held by Mr. Recanati. Also includes  43,875 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2023, of which options to purchase the following number of shares expire on the following dates, respectively: 2,500 on September 15, 2023, 2,500 on August 17, 2024, 2,500 on July 2, 2025, 2,500 on May 18, 2026, 2,500 on May 16, 2027, 2,500 on June 25, 2028, 1,875 on July 30, 2029,  18,000 on September 1, 2031 and  9,000 on September 15, 2032. The weighted average exercise price of these options is NIS 16.29 per ordinary share.

(13)
Consists of 39,500 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 20, 2023, of which options to purchase the following number of shares expire on the following dates, respectively: 10,000 on November 13, 2028, 2,500 on December 19, 2029, 18,000 on September 1, 2031 and  9,000 on September 15, 2032. The exercise price of these options is NIS 8.08 per ordinary share.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2022, there was a decrease in the percentage ownership of a significant shareholder (which we define as a holder of at least 5% of our issued and outstanding share capital), ARK Investment Management LLC, or ARK, (from 6.01% to 0%), based on Form 13F-HR as filed by ARK on January 24, 2023.

Over the course of 2021, there was a decrease in the percentage ownership of a ARK (from 11.4% to 6.01%). In addition, over the course of 2021, based on publicly available information, we believe that entities affiliated with Waddell & Reed Financial, Inc. were acquired by Macquarie Group Ltd. or its affiliates.  Macquarie Group Ltd. filed with the SEC a Schedule 13G/A dated February 11, 2022 to report that it had decreased its ownership of our ordinary shares and has ceased to be the beneficial owner of more than 5% of our ordinary shares. Waddell & Reed Financial, Inc. and its affiliates had previously reported on a Schedule 13G/A ownership of 6.8% of our issued and outstanding share capital.

Over the course of 2020, there were increases in the percentage ownership of ARK (from below 5% to 11.4%). On the other hand, there were decreases in the percentage ownership of some of our former significant shareholders, each of which fell below 5% beneficial ownership of our issued and outstanding share capital from the following ownership percentage levels, including: (i) entities affiliated with Phoenix Holdings Ltd. (formerly 7.6%), (ii) entities affiliated with Senvest Management, LLC, (formerly 8.5%), (iii) Monsanto Company (formerly 6.4%), (iii) entities affiliated with UBS Group AG (formerly 5.3%), and (iv) Alpha Capital Anstalt (formerly 8.8%).

The information above regarding changes in percentage ownership by major shareholders during the years ended December 31, 2020 through 2022 is based solely on information contained in Schedule 13Gs and Form 13F (as may be amended) as filed by such persons with the SEC.

Record Holders

As of March 20, 2023, all of our issued and outstanding ordinary shares were held of record in the United States, in the name of a single record shareholder — Cede & Co., as nominee for the Depository Trust Company. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, nor is it representative of where such beneficial holders reside, since the shares held in the name of Cede & Co. are listed for trading on Nasdaq and the TASE and are beneficially owned by a wide range of underlying beneficial shareholders who hold their shares in “street name,” including Israeli and other non-U.S. shareholders.

B.            Related Party Transactions

Except as described below or elsewhere in this annual report, since January 1, 2022, we have had no transaction, nor do we have any presently proposed transaction, and neither we nor our subsidiaries have had any loan, nor do we or our subsidiaries have any presently proposed loan, involving any related party described in Item 7.B. of this annual report.

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

Agreement with a Close Family Member of Key Management Personnel

During 2022, we entered into an employment agreement with Mr. Almog Haviv, son of our Chief Executive Officer. The engagement of Mr. Almog was made on an hourly basis, at a scope of approximately 30 hours per week, for an hourly rate of approximately $15, which is customary for the position held by Mr. Almog Haviv.

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

B.            Significant Changes

No significant changes have occurred since December 31, 2022, except as otherwise disclosed in this annual report.

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

AgPlenus Collaboration Agreement with Corteva

In March 2020, AgPlenus entered into a collaboration agreement with Corteva for the discovery and development of novel herbicides. Information on the collaboration is provided in this annual report under “Item 4. Information on the Company— B. Business Overview— Market Segments— Ag-Business Market— AgPlenus Ltd.— Key Collaborations— Corteva-Herbicides” and is incorporated by reference herein.

Lavie Bio Collaboration and SAFE with ICL

In August 2022, ICL and Lavie Bio entered a multi-year collaboration agreement for developing novel bio-stimulant products to enrich fertilizer efficiency. As part of the collaboration, ICL invested (through an affiliate company) in Lavie Bio $10 million under a SAFE (simple agreement for future equity). Information on that transaction is set forth in this annual report under “Item 4. Information on the Company—B. Business Overview— Market Segments— Agriculture— Lavie Bio Ltd.— Key Collaborations— ICL Group” and is incorporated by reference herein.

Biomica Share Purchase Agreement with SHC

In December, 2022, Biomica announced the signing of a definitive agreement for a $20 million financing round, led by SHC, with $10 million of which to be invested by Evogene. Following the initial closing of this transaction, Evogene will hold approximately 67% of the share capital of Biomica, while SHC will hold approximately 20%, in each case on a fully diluted basis. Information on that transaction is set forth in this annual report under “Item 4. Information on the Company— B. Business Overview— Market Segments— Human Health—Biomica Ltd.—Overview” and is incorporated by reference herein.

Indemnification Agreements

We have entered into indemnification agreements with our office holders. Information on the indemnification agreements may be found in this annual report under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Directors and Officers—Indemnification Agreements,” and is incorporated herein by reference.

Other Compensation Agreements

◾	Evogene Ltd. Officers Compensation Policy. See “Item 6. Directors, Senior Management and Employees” for more information about this document.
◾	Evogene Share Option Plan (2002). See “Item 6. Directors, Senior Management and Employees” for more information about this document.
◾	Evogene Ltd. Key Employee Share Incentive Plan, 2003. See “Item 6. Directors, Senior Management and Employees” for more information about this document.
◾	Evogene Ltd. 2013 Share Option Plan. See “Item 6. Directors, Senior Management and Employees” for more information about this document.
◾	Evogene 2021 Share Incentive Plan. See “Item 6. Directors, Senior Management and Employees” for more information about this document.

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

If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2022), if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Israeli Tax Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2022) and a marginal tax rate of up to 47% for an individual in 2022 (excluding excess tax as discussed below)) unless contrary provisions in a relevant tax treaty apply.

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

In this regard, under the United States-Israel Tax Treaty and subject to the eligibility to the benefits under this treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise or a Beneficiary Enterprise (as such terms are defined in the Encouragement Law), that are paid to a United States corporation holding at least 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, or a Beneficiary Enterprise are not entitled to such reduction under such tax treaty but are subject to withholding tax at the rate of 15% for such a United States corporate shareholder, provided that the conditions related to the holding of 10% of our voting capital and to our gross income for the previous year (as set forth in the previous sentence) are met.  The aforementioned rates under the United States-Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment of the U.S. resident which is maintained in Israel. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. United States residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for Untied States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not derived from a business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) in the case of individuals, the taxpayer is not obliged to pay excess tax (as further explained below).

Excess Tax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual taxable income (including, but not limited to, dividends, interest and capital gain) exceeding a certain threshold (NIS 663,240 for 2022), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, the gross amount of any distribution that we pay you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. To the extent that the amount of any cash distribution exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, if you are a U.S. Holder you should expect that the entire amount of any cash distribution generally will be reported as dividend income to you; provided, however, that distributions of ordinary shares to U.S. Holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. Subject to the PFIC rules discussed below, non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Moreover, such reduced rate shall not apply if we are a PFIC for the taxable year in which we pay a dividend, or were a PFIC for the preceding taxable year. As discussed below, we believe we were classified as a PFIC for the year ended December 31, 2022. Dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

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

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize an amount of gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The tax basis in an ordinary share generally will equal the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares generally will be eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year. The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. However, as discussed below, we believe we were classified as a PFIC for the year ended December 31, 2022, in which case special rules may apply as explained below. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we were classified as a PFIC for the taxable year ending December 31, 2022. As a result, a U.S. Holder who held our ordinary shares at any time during 2022 would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

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

Based on the book value of our assets and liabilities and our Market Capitalization in 2022, we believe that we met the PFIC asset test described above for 2022 and, as a result, we were classified as a PFIC in 2022. Furthermore, because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because our Market Capitalization is currently below the level necessary to avoid PFIC status for 2022, there is substantial risk we will be classified as a PFIC for the 2022 taxable year as well. However, because PFIC status is based on our income, assets and activities for the entire taxable year, and our Market Capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2022 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually after the close of each taxable year based on tests which are factual in nature, and our status in future years will depend on our income, assets, activities and Market Capitalization in those years. Thus, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year.

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

U.S. Holders are strongly encouraged to consult their tax advisors regarding the consequences of our classification as a PFIC for our 2022 taxable year, our potential classification as a PFIC in 2023 and future taxable years, and the application of the PFIC rules on their investment.

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

J.             Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in exchange rates, interest rates and inflation. We therefore continue to closely monitor the macro-economic conditions that result therefrom. We regularly assess the implications of these global conditions on our operations, liquidity, cash flow and product candidates and seek to act to mitigate any adverse consequences, to the extent possible, in a commercially reasonable manner, if and when applicable. For a sensitivity analysis of our exposure to foreign currency exchange fluctuations and changes in market prices of listed securities, see Note 14d to our consolidated financial statements as of, and for the year ended, December 31, 2022 included elsewhere in this annual report.

Foreign Currency Risk

A significant portion of our expenses is denominated in currencies other than the U.S. dollar. We are therefore subject to non-U.S. currency risks and non-U.S. exchange exposure, especially the NIS. A significant portion of our operating costs are in Israel, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and other currencies. Furthermore, we anticipate that a significant portion of our expenses will continue to be denominated in NIS. We do not hedge against currency risk through the use of forward currency contracts or other financial instruments. See “Risk factors— Risks Relating to Our Incorporation and Location in Israel-Exchange rate fluctuations between the U.S. dollar and the NIS may negatively affect our financial results.” Exchange rates can be volatile and a substantial change of foreign currencies against the U.S. dollar could increase or reduce the Company’s expenses and net loss and impact the comparability of results from period to period.

Most of our revenues are denominated in U.S. dollars. By contrast, we incur expenses primarily denominated in NIS. As a result, any appreciation of the NIS relative to the U.S. dollar adversely impacts our profitability due to the portion of our expenses that are incurred in NIS. As of December 31, 2022, we did not have any open forward currency contracts. In the future we may enter into hedging transactions in order to decrease our foreign currency risk; however, these transactions may not fully protect us from such risk.

The following table presents information about the changes in the exchange rate of the NIS against the U.S. dollar:

Period	Depreciation (Appreciation) of the U.S. dollar against the NIS (%) Based on Average of Daily Exchange Rates Throughout Year Compared to Previous Year
2022	4.0
2021	(6.0)
2020	(7.0)
2019	(7.7)
2018	(0.1)

Our exposure related to exchange rate changes on our net asset position denominated in currencies other than U.S. dollars varies with changes in our net asset position. Net asset position refers to financial assets, such as trade receivables and cash and cash deposits, less financial liabilities, such as trade payable and other payables. The impact of any such transaction gains or losses is reflected in financing expenses or income. Our most significant exposure relates to a potential change in the U.S. dollar-NIS exchange rates. Assuming a 10% increase in the U.S. dollar relative to the NIS, and assuming no other change, our financing expenses would have increased by approximately $0.1 million in 2022, increased by $1.3 million in 2021 and increased by $1.0 million in 2020 due to our positive current net asset position denominated in NIS as of December 31, 2022, 2021 and 2020. As of December 31, 2022, we did not have any hedge arrangements in place to protect our exposure to foreign currency risk.

Commodity Price Risk

Changes in commodity prices in the agriculture markets may affect our reported operating results and cash flows in view of our activity in the agriculture segment. For example, a decrease in the prices of corn and soy grains may adversely impact the budget for, and size of, research and development expenditures of our existing and potential collaborators and, in turn, our ability to continue or extend existing collaborations or enter into new ones. Further, the royalties we may receive from our collaborators on the sales and transfers of seeds containing the traits we develop could be affected by fluctuations in seed commodity prices. As of December 31, 2022, we did not have any hedge arrangements in place to protect our exposure to commodity price fluctuations.

Interest rate risk

From time to time, we hold corporate bonds and government treasury notes denominated in NIS and in U.S. dollars. These investments expose us to the risk of interest rate fluctuations. A decrease in Israeli or in U.S. interest rates could cause the fair value of these investments to decrease.

Impact of inflation

While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we do not believe inflation has had a material effect on our historical results of operations and financial condition. However, if our costs were to become subject to significant inflationary pressures, we will not be able to fully offset higher costs through price increases or other corrective measures due to our lack of a commercialized product in the market, and it could adversely affect our business, financial condition and results of operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2022, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In conducting its assessment of internal control over financial reporting, management used the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

(c)	Attestation Report of Registered Public Accounting Firm

We are neither an accelerated filer nor a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. Therefore, we are not required under Section 202 of the Sarbanes-Oxley Act (and the SEC rules and regulations thereunder) to provide an attestation report on management’s assessment of our internal control over financial reporting from a registered public accounting firm in this annual report.

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

We have adopted a Code of Ethics and Proper Business Conduct applicable to our executive officers, directors and all other employees, which is a “code of ethics” as defined in this Item 16B of Form 20-F promulgated by the SEC. We have also implemented a training program for new and existing employees concerning our Code of Ethics and Proper Business Conduct. A copy of the code is delivered to every employee of Evogene Ltd. and all of its subsidiaries, and is available to investors and others, without charge, on our website at http://www.evogene.com/investor-relations/corporate-governance/ or by contacting our investor relations department. Information contained on, or that can be accessed through, our website does not constitute a part of this Form 20-F and is not incorporated by reference herein. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website within four business days following the date of amendment or waiver in accordance with the requirements of the Nasdaq listing rules and Instruction 4 to such Item 16B. We granted no waivers under our Code of Ethics and Proper Business Conduct in 2022. We also intend to disclose any amendments to, or waivers of, the Code of Ethics and Proper Business Conduct applicable to our directors or executive officers on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services.

We paid or accrued the following fees for professional services rendered by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global and an independent registered public accounting firm, for the fiscal years ended December 31, 2021 and 2022:

	2021	2022
Audit Fees	$260,000	$190,000
Audit-Related Fees	-	-
Tax Fees	25,000	20,000
All Other Fees	-	-
Total	$285,000	$210,000

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

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually any specific audit and non-audit services, audit-related services and tax services that may be performed by our independent accountants. Pursuant to that policy, our audit committee pre-approved all fees paid to our auditors for the year ended December 31, 2022.

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
4.6
Evogene Ltd. Officers Compensation Policy (previously filed with the SEC on March 31, 2022 as Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021 and incorporated by reference herein).

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

4.9	Share Purchase Agreement dated December 21, 2022 by and among Biomica Ltd., Evogene Ltd. and Shanghai Healthcare Capital.*
4.10	SAFE Agreement dated August 11, 2022 between Lavie Bio Ltd. and BKG Finance GmbH.*
8.1	List of subsidiaries of the Registrant†
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a)†
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a)†
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350^
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350^
15.1	Consent of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, independent registered public accounting firm†
101
The following financial information from Evogene Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2022 formatted in inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Financial Position at December 31, 2022 and 2021; (ii) Consolidated Statements of Profit or Loss for the years ended December 31, 2022, 2021 and 2020; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2022, 2021 and 2020; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.†

104	Cover Page Interactive Data File 101

†	Filed herewith.
^	Furnished herewith.
*
In accordance with the rules of the SEC certain confidential information contained in this exhibit, has been omitted because it (i) is not material and (ii) is the type that the Company treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Evogene Ltd.
Date: March 30, 2023	By: /s/ Ofer Haviv Name: Ofer Haviv Title: President and Chief Executive Officer

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EVOGENE LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Evogene Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Intangible Assets

Description of the matter

As of December 31, 2022, the Company’s intangible assets with finite lives were $14,140 thousand.  As described in Notes 2 and 11 to the consolidated financial statements, intangible assets with finite lives are assessed for recoverability whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company evaluates assets for potential impairment by comparing the recoverable amount to the carrying amount of the asset. If the carrying amount of the assets exceeds the recoverable amount, impairment is measured based on the difference between the carrying amount of the assets and the recoverable amount.

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

Tel-Aviv, Israel
March 30, 2023

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

		December 31,
	Note	2022	2021

CURRENT ASSETS:
Cash and cash equivalents	6	$28,980	$32,325
Short-term bank deposits		-	3,000
Marketable securities	7	6,375	18,541
Trade receivables		348	281
Other receivables and prepaid expenses	8	1,482	2,651
Inventories		566	92
		37,751	56,890
LONG-TERM ASSETS:
Long-term deposits and other receivables		74	25
Deferred taxes	17d	94	-
Right-of-use-assets	9	1,568	2,109
Property, plant and equipment, net	10	2,499	2,073
Intangible assets, net	11	14,140	15,207
		18,375	19,414

		$56,126	$76,304
CURRENT LIABILITIES:
Trade payables		$1,036	$1,463
Employees and payroll accruals		1,987	2,662
Lease liability	9	884	974
Liabilities in respect of government grants	12	79	89
Deferred revenues and other advances		22	175
Other payables		1,617	1,519
		5,625	6,882
LONG-TERM LIABILITIES:
Lease liability	9	932	1,695
Liabilities in respect of government grants	12	4,665	4,307
Convertible SAFE	5d ,13	10,114	-
		15,711	6,002
SHAREHOLDERS’ EQUITY:	18
Ordinary shares of NIS 0.02 par value: Authorized – 150,000,000 ordinary shares; Issued and outstanding – 41,260,439 shares on December 31, 2022 and 41,170,168 shares on December 31, 2021		235	234
Share premium and other capital reserves		261,402	260,488
Accumulated deficit		(233,707)	(207,069)

Equity attributable to equity holders of the Company		27,930	53,653

Non-controlling interests		6,860	9,767

Total equity		34,790	63,420

		$56,126	$76,304

The accompanying notes are an integral part of the consolidated financial statements.

March 30, 2023
Date of approval of the	Sarit Firon	Ofer Haviv	Yaron Eldad
financial statements	Chairperson of the board	Chief Executive Officer	Chief Financial Officer

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share amounts)

		Year ended December 31,
	Note	2022	2021	2020

Revenues		$1,675	$930	$1,040
Cost of revenues	20a	909	767	574

Gross profit		766	163	466

Operating expenses (income):

Research and development, net	20b	20,792	21,125	17,287
Sales and marketing	20c	3,933	2,738	2,672
General and administrative	20d	6,482	7,253	5,321
Other income	20e	(3,500)	-	-

Total operating expenses, net		27,707	31,116	25,280

Operating loss		(26,941)	(30,953)	(24,814)

Financing income	20f	516	1,935	1,591
Financing expenses	20f	(3,329)	(1,414)	(2,951)

Financing income (expenses), net		(2,813)	521	(1,360)

Loss before taxes on income		(29,754)	(30,432)	(26,174)
Taxes on income	17	90	13	32

Loss		$(29,844)	$(30,445)	$(26,206)

Attributable to:
Equity holders of the Company		(26,638)	(27,793)	(23,374)
Non-controlling interests		(3,206)	(2,652)	(2,832)

		$(29,844)	$(30,445)	$(26,206)

Basic and diluted loss per share, attributable to equity holders of the Company	21	$(0.65)	$(0.69)	$(0.83)

Weighted average number of shares used in computing basic and diluted loss per share		41,210,184	40,433,303	28,158,779

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Attributable to equity holders of the Company
	Share capital		Share premium and other capital reserves	Accumulated deficit	Total	Non- controlling interests	Total equity

Balance as of January 01, 2020	$142		$205,904	$(155,902)	$50,144	$10,073	$60,217

Loss	-		-	(23,374)	(23,374)	(2,832)	(26,206)

Issuance of ordinary shares on September 2, 2020	35		9,766	-	9,801	-	9,801

Issuance of ordinary shares on November 2, 2020	23		8,834	-	8,857	-	8,857

Exercise of subsidiary options	-		(73)	-	(73)	82	9

Forfeiture of non-controlling interests regarding share-based compensation	-		238	-	238	(238)	-

Benefit to non-controlling interests regarding share-based compensation	-		(10)	-	(10)	10	-

Exercise of options	*	)	107	-	107	-	107

Share-based compensation	-		355	-	355	3,742	4,097

Balance as of December 31, 2020	$200		$225,121	$(179,276)	$46,045	$10,837	$56,882

Loss	-		-	(27,793)	(27,793)	(2,652)	(30,445)

Issuance of ordinary shares, net	27		29,555	-	29,582	-	29,582

Forfeiture of non-controlling interests regarding share-based compensation	-		536	-	536	(536)	-

Benefit to non-controlling interests regarding share-based compensation	-		(23)	-	(23)	23	-

Exercise of subsidiary options	-		(378)	-	(378)	378	-

Exercise of pre-funded warrants	6		4,359	-	4,365	-	4,365

Exercise of options	1		426	-	427	-	427

RSUs vested	*	)	* )	-	-	-	-

Share-based compensation and RSUs	-		892	-	892	1,717	2,609

Balance as of December 31, 2021	$234		$260,488	$(207,069)	$53,653	$9,767	$63,420

*) Represents an amount lower than $1

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Attributable to equity holders of the Company
	Share capital		Share premium and other capital reserves		Accumulated deficit	Total		Non- controlling interests	Total equity

Balance as of December 31, 2021	$234		$260,488		$(207,069)	$53,653		$9,767	$63,420

Loss	-		-		(26,638)	(26,638)		(3,206)	(29,844)

Issuance of ordinary shares, net	1		20		-	21		-	21

Forfeiture of non-controlling interests regarding share-based compensation	-		272		-	272		(272)	-

Benefit to non-controlling interests regarding share-based compensation	-		(2)		-	(2)		2	-

Exercise of subsidiary options	-		*	)	-	*	)	-	*	)

Exercise of options	*	)	7		-	7		-	7

RSUs vested	*	)	*	)	-	*	)	-	*	)

Share-based compensation and RSUs	-		617		-	617		569	1,186

Balance as of December 31, 2022	$235		$261,402		$(233,707)	$27,930		$6,860	$34,790

*) Represents an amount lower than $1

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from operating activities:

Loss	$(29,844)	$(30,445)	$(26,206)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	1,513	1,302	1,792
Amortization of intangible assets	1,067	932	935
Share-based compensation	1,186	2,609	4,097
Revaluation of convertible SAFE	114	-	-
Pre-funded warrants issuance expenses	-	-	211
Net financing expenses (income)	2,979	(884)	967
Decrease in accrued bank interest	7	11	64
Loss from derecognition of property, plant and equipment	-	121	-
Taxes on income	90	13	32

	6,956	4,104	8,098

Changes in asset and liability items:

Increase in trade receivables	(67)	(59)	(150)
Decrease (increase) in other receivables	1,113	637	(1,300)
Increase in inventories	(474)	(92)	-
Increase in deferred taxes	(94)	-	-
Increase (decrease) in trade payables	(469)	625	(29)
Increase (decrease) in employees and payroll accruals	(675)	127	456
Increase (decrease) in other payables	48	290	(87)
Increase (decrease) in deferred revenues and other advances	(153)	128	(339)

	(771)	1,656	(1,449)

Cash received (paid) during the year for:

Interest received	186	297	294
Interest paid	(165)	(315)	(238)
Taxes paid	(40)	(13)	(13)

Net cash used in operating activities	$(23,678)	$(24,716)	$(19,514)

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from investing activities:

Purchase of property, plant and equipment	$(1,171)	$(847)	$(682)
Proceeds from sale of marketable securities	12,356	4,395	2,097
Purchase of marketable securities	(911)	(23,114)	-
Withdrawal from (investment in) bank deposits, net	3,000	(1,000)	8,000

Net cash provided by (used in) investing activities	13,274	(20,566)	9,415

Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net of issuance expenses	21	29,582	18,658
Proceeds from issuance of convertible SAFE	10,000	-	-
Proceeds from issuance of pre-funded warrants	-	-	1,989
Proceeds from advances for pre-funded warrants	-	-	9
Proceeds from exercise of options	7	484	59
Repayment of lease liability	(803)	(580)	(639)
Proceeds from government grants	149	824	320
Repayment of government grants	(31)	(34)	(22)

Net cash provided by financing activities	9,343	30,276	20,374

Exchange rate differences - cash and cash equivalent balances	(2,284)	1,102	1,206

Increase (decrease) in cash and cash equivalents	(3,345)	(13,904)	11,481

Cash and cash equivalents beginning of the year	32,325	46,229	34,748

Cash and cash equivalents end of the year	$28,980	$32,325	$46,229

Significant non-cash activities
Acquisition of property, plant and equipment	$74	$32	$57
Increase (decrease) of right-of-use asset recognized with corresponding lease liability	$90	$841	$(41)
Exercise of options	$-	$-	$57
Exercise of pre-funded warrants	$-	$4,365	$-

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: -     GENERAL

Evogene Ltd. together with its subsidiaries (the "Company" or "Evogene") is a leading computational biology company aiming to revolutionize life-science product development across several market segments, including human health, agriculture, and other industries, by utilizing cutting edge computational technologies. To achieve this mission, Evogene established its unique Computational Predictive Biology (“CPB”) platform, leveraging big data and artificial intelligence, and incorporating deep multidisciplinary understanding in life sciences. The CPB platform is the basis for three technology engines, each focused on the direction and acceleration of the discovery and development of products based on one of the following core components: Microbes - MicroBoost AI, Small molecules - ChemPass AI, Genetic elements - GeneRator AI. Evogene uses its technological engines to support the development of products for the life science industry through dedicated subsidiaries and with strategic partners. Currently, Evogene’s main subsidiaries utilize the technological engines to develop human microbiome-based therapeutics by Biomica Ltd., medical cannabis products by Canonic Ltd., ag-chemicals by AgPlenus Ltd. and ag-biologicals by Lavie Bio Ltd. The Company has a history of losses and incurred operating losses of $26,941 and $30,953 during the years ended December 31, 2022, and 2021, respectively.

Furthermore, the Company intends to continue to finance its operating activities by raising capital, by seeking collaborations with multinational companies in the industry (see Note 18b) as well as from revenues derived from the sale of end-products or commercialization of product candidates.

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

a.
The Company principally derives its revenues from collaboration arrangements and since October 2021, from Canonic Ltd.’s commercialization of its first medical cannabis products in Israel, see Note 5c. As to major customers, see Note 22c.

b.
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

NOTE 1: -    GENERAL (Cont.)

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

On August 27, 2020, AgPlenus Ltd. incorporated a wholly owned U.S. subsidiary, AgPlenus Inc.

Lavie Bio Ltd. was incorporated on January 21, 2019, with the mission to improve food quality and sustainability through the introduction of microbiome-based ag-biological products. In 2019, Lavie Bio Ltd. incorporated two wholly owned subsidiaries, Lavie Bio Inc., located in the City Foundry STL Project, in St. Louis, Missouri, United States, and Lavie Tech Inc. Lavie Tech Inc. wholly owns as a subsidiary Taxon Biosciences, Inc. (see item c below).

Canonic Ltd. was incorporated on March 25, 2019, with the mission to develop next-generation medical cannabis products.

c.
On August 6, 2019, Corteva Inc. (“Corteva”), through its subsidiary Pioneer Hi-Bred International, Inc., made an investment in the Company’s agriculture biologicals subsidiary, Lavie Bio Ltd., which included a cash investment of $10,000 and the contribution of all shares of Corteva’s wholly owned subsidiary Taxon Biosciences, Inc. in consideration for 27.84% of Lavie Bio Ltd.’s shares. As part of the foregoing transaction, the parties entered into a commercial arrangement, including the grant to Corteva of certain commercialization rights with respect to Lavie Bio Ltd.’s products, mainly in corn and soybean (See Note 11 and Note 18f(1)).

d.
On September 2, 2020, the Company issued 5,882,353 ordinary shares in a registered direct offering, for gross proceeds of $10,000 and on November 2, 2020, the Company issued 3,920,000 ordinary shares and 883,534 pre-funded warrants in a second registered direct offering, for gross proceeds of $12,000. On January 4. 2021, 883,534 pre-funded warrants were exercised into 883,534 of the Company's ordinary shares at an exercise price of $0.01 per pre-funded warrant for a total amount of $9 (see Note 18b.).

e.
In January 2021, the Company entered into a Controlled Equity Offering Sales Agreement, pursuant to which the Company issued 3,803,594 ordinary shares during January and February 2021, in an at-the-market (“ATM”) offering, with a weighted average selling price of $7.36 per share, resulting in gross proceeds of approximately $28,000.

f.
On February 19, 2021, the Company entered into a new Controlled Equity Offering Sales Agreement, having an aggregate offering price of up to $50,000, pursuant to which the Company issued 726,832 ordinary shares during April through September 2021, in an ATM offering, with a weighted average selling price of $3.64 per share, resulting in gross proceeds of approximately $2,600. During December 2022, 28,507 ordinary shares were issued through the ATM offering, with a weighted selling price of $0.77 per share, resulting in gross proceeds of approximately $22.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: -    GENERAL (Cont.)

g.	The Company’s subsidiaries and divisions are split into three operating segments: (1) Agriculture – Evogene seed traits division, Lavie Bio Ltd. and AgPlenus Ltd.; (2)
Human health – Biomica Ltd. and Canonic Ltd.; and (3) Industrial – Casterra Ag Ltd. (see also Note 22).

h.	Definitions In these Financial Statements -

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

Government grants received from the Israel Innovation Authority (“IIA”) and the Israel-U.S. Binational Industrial Research and Development Foundation (“BIRD”) are recognized upon receipt as a liability if future economic benefits are expected from the research project that will result in royalty-bearing sales.

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

In calculating the present value of lease payments, the Company uses its incremental borrowing rate (“IBR”) at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in the consumer price index (“CPI”) or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

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

-	Determining the fair value of convertible SAFE:

The fair value of the SAFE issued to ICL (see Note 5d and Note 13) is based on the weighted average value of various scenarios assuming Lavie Bio's estimated enterprise value at the valuation date. The enterprise value is calculated using the income approach, whereby the cash flows expected to be generated are discounted to their present value equivalent using a rate of return that reflects the relative risk of the investment, as well as the time value of money. The value of the SAFE assumes the probability of various possible scenarios to which an acceptable option pricing model is applied. The inputs to the model include the enterprise value described above, the conversion price and assumptions regarding the expected volatility and the expected life of each scenario.

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

The fair value of intangible assets purchased is determined upon initial recognition and when the recoverability of those assets is assessed for impairment, by either one of three traditional methods in evaluating an asset. These methods include the market approach, the income approach and the cost approach. The pipeline products and potential products were valued by applying the income approach and the microorganisms collection was valued using the cost approach. The useful economic life was determined through years of development until the final year of projected sales. When applying the income approach, the cash flows expected to be generated by intangible assets are discounted to their present value equivalent using a rate of return that reflects the relative risk of the investment, as well as the time value of money. For each intangible asset, a specific discount rate was calculated using the “Modified CAPM Build-Up Method”.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: -	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

a.	Amendment to IAS 1, “Presentation of Financial Statements”:

In February 2021, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” (the IAS 1 Amendment). According to the IAS 1 Amendment, companies must provide disclosure of their material accounting policies rather than their significant accounting policies.

The IAS 1 Amendment is applicable for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is currently evaluating the effects of the IAS 1 Amendment on its financial statements with no intension for early adoption.

b.	Amendment to IAS 8, “Accounting Policies, Changes to Accounting Estimates and Errors”:

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

The Company is currently evaluating the effects of the IAS 8 Amendment on its financial statements with no intension for early adoption.

NOTE 5: -	COLLABORATION, RESEARCH AND DISTRIBUTION AGREEMENTS-

Each of the following agreements amounted to 10% or more of the Company’s total revenues in 2022, 2021 and 2020:

a.
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

b.	In April 2020, Lavie Bio Ltd. entered into a proof-of-concept agreement with customer B (see Note 22c) for the purpose of optimization of a bioinsecticide.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: -	COLLABORATION, RESEARCH AND DISTRIBUTION AGREEMENTS- (Cont.)
c.
In August 2021, Canonic Ltd. entered into an agreement with customer C (see Note 22c) for the distribution in Israel of Canonic Ltd.’s medical cannabis products, through its distribution channels, on a consignment basis to licensed pharmacies, under the Canonic brand. The initial term of the agreement is 36 months.

Additional agreements signed during 2022:

d.
In August 2022, an affiliate company of ICL and Lavie Bio Ltd. entered a multi-year collaboration agreement for developing novel bio-stimulant products to enrich fertilizer efficiency. Under the Agreement, Lavie Bio Ltd. carries out dedicated product development programs, and Lavie Bio Ltd. and ICL will enter a licensing agreement that will define, among other aspects, Lavie Bio Ltd.’s consideration for commercialization of resulting products by ICL. As part of the collaboration, ICL invested through an affiliate company in Lavie Bio Ltd. $10,000 under a SAFE (see also Note 13).

e.
In September 2022, Canonic Ltd. entered into an agreement with a licensed Israeli medical cannabis cultivator, pursuant to which the parties will collaborate in the production and distribution of products derived from the medical cannabis varieties of Canonic Ltd. under a joint brand.

f.
In November 2022, Casterra Ag Ltd. entered into an agreement with a customer, under which Casterra Ag Ltd. would sell to the customer castor seeds, equipment, machinery and materials. The original period of the agreement is 12 months commencing on November 1, 2022.

NOTE 6: -    CASH AND CASH EQUIVALENTS

	December 31,
	2022	2021

Cash for immediate withdrawal in USD	$22,315	$7,793
Cash for immediate withdrawal in New Israeli Shekels (“NIS”)	6,204	24,002
Cash for immediate withdrawal in Euro and other currencies	461	530

	$28,980	$32,325

NOTE 7: -     MARKETABLE SECURITIES

Financial assets measured at fair value through profit and loss (see Note 14):

	December 31,
	2022	2021

Corporate bonds and government treasury notes	$6,375	$18,541

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: -     OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2022	2021

Government authorities	$284	$275
Grant receivables	63	-
Patent cost reimbursement	6	603
Accrued bank interests	-	7
Prepaid expenses	995	1,681
Restricted cash	32	77
Other	102	8

	$1,482	$2,651

NOTE 9: -     LEASES

The Company has entered into various lease agreements for certain of its offices and car leases with original lease periods expiring between 2023 and 2028. Most of the lease agreements include one or more options to renew. The Company does not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement.

Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancelable lease payments and payments for optional renewal periods where it is reasonably certain the renewal period will be exercised. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

a.	Information on leases in which the Company is a lessee:

	Year ended December 31
	2022	2021

Interest expense on lease liabilities	$165	$315
Exchange rate differences	(237)	(31)
CPI recognized on lease liabilities and right-of-use assets	95	47
Depreciation expenses on right-of-use assets	726	606
Income (expense) due to removal of lease liabilities and right-of-use assets	(1)	*	)

*) Represents an income amount lower than $1.

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

c.	Disclosures of right-of-use assets:

	Leasehold	Motor vehicles	Total

Cost:

Balance as of January 1, 2022	$3,441	$744	$4,185

Additions during the year:

Additions to right-of-use assets for new leases in the period	-	102	102

Revaluation recognized in CPI	81	14	95

Disposals during the year:

Disposals of right-of-use assets for leases terminated in the period	-	(113)	(113)

Balance as of December 31, 2022	3,522	747	4,269

Accumulated depreciation:

Balance as of January 1, 2022	1,718	358	2,076

Additions during the year:

Depreciation	558	168	726

Disposals during the year:

Disposals of right-of-use assets	-	(101)	(101)

Balance as of December 31, 2022	2,276	425	2,701

Depreciated cost on December 31, 2022	$1,246	$322	$1,568

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: -    LEASES (Cont.)

d.	Disclosures of lease liability:

	Leasehold	Motor vehicles	Total

Balance as of January 1, 2022	$2,286	$383	$2,669

Lease payments	(770)	(187)	(957)

Lease deposits	-	(10)	(10)

Interest expense	143	22	165

Exchange rate differences	(204)	(33)	(237)

Additions to lease liability for new leases in the period	-	102	102

Reduction of lease liability for leases terminated in the period	-	(11)	(11)

Revaluation recognized in CPI	81	14	95

Balance as of December 31, 2022	$1,536	$280	$1,816

	Leasehold	Motor vehicles	Total

Balance as of January 1, 2021	$2,375	$65	$2,440

Lease payments	(748)	(147)	(895)

Lease deposits	-	(2)	(2)

Interest expense	281	34	315

Exchange rate differences	(38)	7	(31)

Additions to lease liability for new leases in the period	412	412	824

Reduction of lease liability for leases terminated in the period	-	(29)	(29)

Revaluation recognized in CPI	4	43	47

Balance as of December 31, 2021	$2,286	$383	$2,669

The Company leases facilities for its offices and research and development activities, as well as motor vehicles under leases. As of December 31, 2022, the future minimum lease payments under non-cancelable leases for the years ending December 31, are as follows:

	Leasehold	Motor vehicles	Total

2023	$760	$183	$943
2024	727	92	819
2025	110	21	131
2026	70	-	70
2027 and thereafter	62	-	62

Total lease payments	$1,729	$296	$2,025
Less: imputed interest	193	16	209
Present value of lease liabilities	$1,536	$280	$1,816

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: -	PROPERTY, PLANT AND EQUIPMENT, NET

	Laboratory equipment	Computers and peripheral equipment	Office equipment and furniture	Leasehold improvements	Total
Cost:

Balance on January 1, 2022	$4,256	$1,608	$253	$13,512	$19,629
Additions	399	432	-	354	1,185
Deductions	-	-	-	-	-

Balance on December 31, 2022	4,655	2,040	253	13,866	20,814

Accumulated Depreciation:

Balance on January 1, 2022	3,672	1,347	176	12,361	17,556
Additions	326	206	13	214	759
Deductions	-	-	-	-	-

Balance on December 31, 2022	3,998	1,553	189	12,575	18,315

Depreciated cost on December 31, 2022	$657	$487	$64	$1,291	$2,499

	Laboratory equipment	Computers and peripheral equipment	Office equipment and furniture	Leasehold improvements	Total
Cost:

Balance on January 1, 2021	$4,150	$3,009	$264	$13,690	$21,113
Additions	314	211	-	297	822
Deductions	(208)	(1,612)	(11)	(475)	(2,306)

Balance on December 31, 2021	4,256	1,608	253	13,512	19,629

Accumulated Depreciation:

Balance on January 1, 2021	3,457	2,830	173	12,581	19,041
Additions	311	129	14	242	696
Deductions	(96)	(1,612)	(11)	(462)	(2,181)

Balance on December 31, 2021	3,672	1,347	176	12,361	17,556

Depreciated cost on December 31, 2021	$584	$261	$77	$1,151	$2,073

NOTE 11: -   INTANGIBLE ASSETS, NET

On August 6, 2019, Corteva, through its subsidiary Pioneer Hi-Bred International, Inc., made an investment in the Company's agriculture biologicals subsidiary, Lavie Bio Ltd., which included the contribution of all Corteva’s holdings in its wholly owned subsidiary Taxon Biosciences, Inc. along with an amount of $10,000 in consideration for Lavie Bio Ltd.'s shares. This transaction included the following intangible assets (see also Note 18f):

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: -  INTANGIBLE ASSETS, NET (Cont.)

	Pipeline Products	Potential Products	Microorganisms Collection	Total
Cost:

Balance on January 1, 2022	$7,028	$4,920	$5,500	$17,448
Additions	-	-	-	-

Balance on December 31, 2022	$7,028	$4,920	$5,500	$17,448

Accumulated Depreciation:

Balance on January 1, 2022	$971	$609	$661	$2,241
Additions	403	253	411	1,067

Balance on December 31, 2022	1,374	862	1,072	3,308

Amortized cost on December 31, 2022	$5,654	$4,058	$4,428	$14,140

	Pipeline Products	Potential Products	Microorganisms Collection	Total
Cost:

Balance on January 1, 2021	$7,028	$4,920	$5,500	$17,448
Additions	-	-	-	-

Balance on December 31, 2021	7,028	4,920	5,500	17,448

Accumulated Depreciation:

Balance on January 1, 2021	$567	$356	$386	$1,309
Additions	404	253	275	932

Balance on December 31, 2021	971	609	661	2,241

Amortized cost on December 31, 2021	$6,057	$4,311	$4,839	$15,207

Amortization expenses of intangible assets are classified in profit or loss in research and development, net.

NOTE 12: -	LIABILITIES IN RESPECT OF GOVERNMENT GRANTS

	2022	2021

Balance on January 1,	$4,396	$3,766
Grants received	212	824
Royalties paid	(31)	(34)
Amounts recorded in profit or loss	167	(160)

Balance on December 31,	$4,744	$4,396

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: -  LIABILITIES IN RESPECT OF GOVERNMENT GRANTS (Cont.)

The Company received research and development grants from the IIA and undertook to pay royalties of 3% of revenues derived from research and development projects that were financed by the IIA, of up to 100% of the grants received. As of December 31, 2022, the Company received grants amounting to $8,885 (including accrued interest), of which $3,527 were repaid to date.

In July 2022, Canonic Ltd received the Israeli Ministry of Economy approval to be included in “Smart money” grants program for marketing operations in Germany. The maximum grants amount from this program is approximately $85. Canonic Ltd. undertook to pay royalties of 3% of yearly revenues above approximately $284 derived from the operation in Germany, up to 100% of the grants received. As of December 31, 2022, Canonic Ltd. expects to receive $19 for marketing expenses in Germany incurred until December 31, 2022.

NOTE 13: -  CONVERTIBLE SAFE

In August 2022, ICL and Lavie Bio Ltd. (“Lavie”) entered a multi-year collaboration agreement for developing novel bio-stimulant products to enrich fertilizer efficiency. As part of the collaboration, ICL (through its affiliate company) invested $10,000 in Lavie using a SAFE agreement (simple agreement for future equity). Pursuant to the terms of that agreement, the SAFE amount will automatically be converted during enumerated events, each subject to certain terms and conditions, to include (i) an equity financing (as such term is defined in the agreement), with such SAFE amount converting into equity at a 20% discount rate, or (ii) a liquidity event (as such term is defined in the agreement), with such SAFE amount converting into shares to receive a portion of proceeds due as part of the liquidity event. The price per share for future conversion is capped at a price reflecting a valuation of $130,000 prior to the relevant event. Additionally, ICL is permitted to invest an additional amount prior to, or as part of, the next financing of Lavie, which may result in ICL holding up to a maximum interest of 14.29% in Lavie on a fully diluted share capital basis.  If no equity financing occurs within thirty (30) months of the effective date of the agreement, ICL shall be entitled to convert the SAFE amount at a price per share reflecting a valuation of $70,000. According to IAS 32, "Financial Instruments: Presentation", as conversion upon an equity financing requires the delivery of variable number of shares, the SAFE is accounted for as a liability and measured at fair value according to IFRS 9. The fair value of the SAFE will be remeasured at the end of each reporting period with any change to fair value recorded within financial expenses in the statements of profit or loss. The fair value of the SAFE at initial recognition equals the transaction price of $10,000. As of December 31, 2022 the fair value of the SAFE, based on a valuation prepared by third-party valuation specialists, is $10,114.

NOTE 14: -	FINANCIAL INSTRUMENTS

a.	Classification of financial instruments by fair value hierarchy:

	December 31,
	2022	2021
Financial assets:

Marketable securities – Level 1	$6,375	$18,541

During 2022 and 2021, there were no transfers due to the fair value measurement of any financial instrument to or from Levels 1, 2 and 3.

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

      1.       Market Risk:

a.	Foreign currency risk: The Company operates primarily in Israel and has an exchange rate risk as it incurs fixed expenses in NIS, which differs from its functional currency.

b.
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

The following table presents the repayment dates of the Company's financial liabilities, by contractual terms, in nominal amounts (including interest payments):

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: -	FINANCIAL INSTRUMENTS (Cont.)
Balance on December 31, 2022:

	Up to 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	Over 5 years	Total
Trade payables	$1,036	$-	$-	$-	$-	$-	$1, 036
Employees and payroll accruals	1,987	-	-	-	-	-	1,987
Other payables	1,617	-	-	-	-	-	1,617
Leases liability	943	819	131	70	41	21	2,025
Liabilities in respect of government grants	79	251	573	1,085	1,841	1,962	5,791

	$5,662	$1,070	$704	$1,155	$1,882	$1,983	$12,456

Balance on December 31, 2021:

	Up to 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	Over 5 years	Total
Trade payables	$1,463	$-	$-	$-	$-	$-	$1,463
Employees and payroll accruals	2,662	-	-	-	-	-	2,662
Other payables	1,519	-	-	-	-	-	1,519
Leases liability	975	928	814	115	73	64	2,969
Liabilities in respect of government grants	89	233	490	847	1,449	1,359	4,467

	$6,708	$1,161	$1,304	$962	$1,522	$1,423	$13,080

c.	Fair Value:

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

The fair value of the SAFE is based on the weighted average value of various scenarios assuming Lavie Bio's estimated enterprise value at the valuation date. The enterprise value is calculated using the income approach, whereby the cash flows expected to be generated are discounted to their present value equivalent using a rate of return that reflects the relative risk of the investment, as well as the time value of money.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: -	FINANCIAL INSTRUMENTS (Cont.)

d.	Sensitivity tests relating to changes in market factors:

	December 31,
	2022	2021

Sensitivity test to changes in the USD/NIS exchange rate:

Gain (loss) from the change:
Increase of 5% in exchange rate	$(69)	$(639)
Decrease of 5% in exchange rate	$69	$639

Sensitivity test to changes in the market price of listed securities:

Gain (loss) from the change:
Increase of 5% in market price	$319	$927
Decrease of 5% in market price	$(319)	$(927)

Sensitivity tests and principal work assumptions:

The selected changes in the relevant risk variables were determined based on management's estimate as to reasonable possible changes in these risk variables.

NOTE 15: -   COMMITMENTS AND CONTINGENT LIABILITIES

a.	Claims: As of December 31, 2022, the Company is not involved in any material claims.

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

	Year ended December 31,
	2022	2021	2020

Expenses - defined contribution plan	$877	$837	$665

NOTE 17: -	TAXES ON INCOME

a. Tax rates applicable to the Company and its subsidiaries:

1.	The Israeli corporate income tax rate was 23% for all years presented.

2.
The Company’s U.S. subsidiaries, Evogene Inc., Lavie Bio Inc., Lavie Tech Inc., Taxon Biosciences, Inc., and AgPlenus Inc., are subject to U.S. income taxes. During the years 2018 through 2022, the tax rates applicable to those companies were approximately 21% and 6.5% (federal tax and state tax, respectively, where those companies operate).

b. Tax assessments:

Evogene Ltd. and its subsidiary Casterra Ag Ltd. received assessments that are considered final, up to and including the 2016 tax year.

The Company’s Israeli subsidiaries, Biomica Ltd., AgPlenus Ltd., Lavie Bio Ltd. and Canonic Ltd. have not received final tax assessments since their incorporation.

c.
Carryforward losses for tax purposes and other temporary differences:

As of December 31, 2022, Evogene Ltd. and its Israeli subsidiaries have carryforward operating tax losses amounting to approximately $161,000 and $58,000, respectively, which can be carried forward for an indefinite period.

d.
Deferred taxes:

The Company did not record deferred tax assets with respect to net operating losses incurred by the Company and the Israeli subsidiaries since it is not probable that they will generate a taxable income in future years.

The Company recorded current tax liability in one of its US subsidiaries in the amount of $172 offset by a tax in the amount of $94 resulting in a corresponding deferred tax asset as of December 31, 2022 with respect to the amortization of research and development expenses within the scope of U.S. Internal Revenue Code section 174 over five years.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17: -	TAXES ON INCOME (Cont.)
e.	Theoretical tax:

As the Company has incurred operating losses during the years ended December 31, 2022, 2021 and 2020 for which deferred taxes were not recorded, as mentioned in note 17d. The reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate, and the taxes on income recorded in profit or loss, does not provide significant information and is therefore not presented.

NOTE 18: -	SHAREHOLDERS' EQUITY

a.	Share capital:

	December 31,
	2022		2021
	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
	Number of shares
Ordinary shares of NIS 0.02 par value each	150,000,000	41,260,439	150,000,000	41,170,168

b.	Changes in share capital:

Share capital issued and outstanding:

	Number of shares	NIS par value
Outstanding on January 1, 2021	35,600,088	712,002

Exercise of options and vesting of restricted share units ("RSUs")	156,120	3,122

Exercise of pre-funded warrants	883,534	17,671

Issuance of ordinary shares	4,530,426	90,609

Outstanding on December 31, 2021	41,170,168	823,404

Exercise of options and vesting of RSUs	61,764	1,235

Issuance of ordinary shares	28,507	570

Outstanding on December 31, 2022	41,260,439	825,209

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: -	SHAREHOLDERS' EQUITY (Cont.)
Issuance of shares and pre-funded warrants:

1.	On September 2, 2020, the Company issued 5,882,353 ordinary shares in a registered direct offering. Each ordinary share was sold at $1.70 per share resulting in gross proceeds of $10,000.

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

3.	On January 4, 2021, the 883,534 pre-funded warrants were exercised into 883,534 of the Company's ordinary shares at an exercise price of $0.01 per pre-funded warrant for a total amount of $9.

4.
On January 14, 2021, the Company entered a Controlled Equity Offering Sales Agreement, pursuant to which it issued 3,803,594 ordinary shares during January and February 2021, in an ATM offering, with a weighted average selling price of $7.36 per share, resulting in gross proceeds of approximately $28,000.

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

6.	During December 2022, 28,507 ordinary shares were issued through the ATM offering, with a weighted selling price of $0.77 per share, resulting in gross proceeds of approximately $22.

c.	Rights attached to shares:

The Company’s ordinary shares have voting rights at the general meeting, rights to dividends, rights upon liquidation of the Company and the right to nominate directors in the Company.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: -	SHAREHOLDERS' EQUITY (Cont.)
d.	Rights attached to pre-funded warrants:

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

f.	Composition of non-controlling interests in the statement of financial position:

	December 31,
	2022	2021

Balance on January 1,	$9,767	$10,837

Forfeiture of non-controlling interests regarding share-based compensation	(272)	(536)

Share-based compensation	569	1,717

Exercise of subsidiary options	-	378

Benefit to non-controlling interests regarding Share-based compensation	2	23

Loss attributed to non-controlling interests	(3,206)	(2,652)

Balance on December 31,	$6,860	$9,767

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: -	SHAREHOLDERS' EQUITY (Cont.)
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

NOTE 19: -	SHARE- BASED COMPENSATION

a.	Expenses recognized in the financial statements:

The expense recognized in the Company's financial statements for services provided by employees and service-providers is as follows:

	Year ended December 31,
	2022	2021	2020

Share-based compensation - Attributable to equity holders of the Company	$617	$892	$355
Share-based compensation - Attributable to non-controlling interests (see Note 18f)	569	1,717	3,742

	$1,186	$2,609	$4,097

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

c.	Evogene Ltd. Share-based payment plan for employees, directors and consultants:

During 2022, 2021 and 2020, the board of directors of the Company approved to grant its employees, directors and consultants 605,500, 987,750 and 1,046,500 options, respectively. The fair value of the options granted in 2022, 2021 and 2020 determined at their grant date using the binomial model, was approximately $323, $957 and $629, respectively.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19: -	SHARE- BASED COMPENSATION (Cont.)

d.	Evogene Ltd. Share options activity:

The following table summarizes the number of share options, the weighted average exercise price, and the changes that were made in the option plans to employees, consultants and directors of the Company:

	2022		2021		2020
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding on January 1,	4,233,950	5.54	4,030,702	6.24	4,335,017	7.08
Granted	605,500	1.04	987,750	3.69	1,046,500	1.37
Exercised	(5,624)	1.09	(151,995)	2.81	(43,438)	2.45
Forfeited	(797,802)	5.75	(632,507)	9.06	(1,307,377)	6.98

Outstanding at December 31,	4,036,024	4.17	4,233,950	5.54	4,030,702	6.24

Exercisable at December 31,	2,755,280	5.32	2,558,643	7.31	2,556,360	8.54

The following table summarizes information about share options outstanding at December 31, 2022:

	Options outstanding
Range of exercise prices ($)	Number outstanding	Average remaining contractual life	Weighted average exercise price
0.48 - 1.76	1,521,302	7.50	1.17
1.85 - 3.42	1,057,322	7.03	2.61
3.61 - 5.88	724,400	4.92	5.07
7.09 -11.26	371,000	2.33	9.88
12.07 - 18.34	362,000	0.58	13.62

Total	4,036,024	5.82	4.17

The weighted average outstanding remaining life contractual term of the options as of December 31, 2022 is 5.82 years (as of December 31, 2021, it was 5.94 years).

The weighted average fair value of options granted during 2022 was $0.53 (for options granted during 2021, the weighted average fair value was $0.97).

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19: -	SHARE- BASED COMPENSATION (Cont.)

The fair value of Company share options granted to employees, directors and consultants for the years ended December 31, 2022, 2021 and 2020 was estimated using the binomial model with the following assumptions:

	2022	2021	2020

Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	48-50	43-47	34-41
Risk-free interest rate (%)	1.5-3.5	0.9-1.9	0.2-0.9
Suboptimal factor	1.8-2	1.8-2	1.8-2
Post-vesting forfeiture rate (%)	5-20	5-10	5-10

The expected volatility of the share prices reflects the assumption that the historical volatility of the share prices is reasonably indicative of expected future trends.

e.	Evogene Ltd. RSUs activity:

The 2021 Plan also provides for the grant of restricted shares and RSUs. During 2022 and 2021, the board of directors of the Company approved to grant its employees, directors and consultants 58,200 and270,900  RSUs respectively. The fair value of the RSUs granted in 2022 and 2021, was approximately $ 71 and  $622, respectively, determined at their grant date according to the Company's share price at the time of their grant since the RSUs were granted at a zero exercise price and no dividends were expected to be distributed during their vesting period.

The following table summarizes the number of RSUs, and the changes that were made under the 2021 Plan to employees, consultants and directors of the Company during 2022 and 2021:

	2022		2021
	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value

Outstanding on January 1	247,775	2.28	-	-
Granted	58,200	1.23	270,900	2.3
Vested	(56,140)	3.06	(4,125)	2.42
Forfeited	(53,255)	2.54	(19,000)	2.42

Outstanding at December 31	196,580	2.55	247,775	2.28

f.	The Company's subsidiaries maintain share option and incentive plans with similar terms and conditions.

The following table summarizes the number of share options, the weighted average exercise price, and the changes that were made in the option plans to employees, consultants and directors of the Company's subsidiaries:

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19: -	SHARE- BASED COMPENSATION (Cont.)

	2022		2021
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding on January 1,	1,901,992	1.39	1,798,780	0.88
Granted	877,689	2.74	318,302	1.64
Exercised	(8,270)	0.20	(203,826)	0.03
Forfeited	(497,922)	4.05	(11,264)	0.21

Outstanding on December 31,	2,273,489	1.72	1,901,992	1.39

Exercisable on December 31,	1,194,122	0.58	730,753	1.62

g.

The fair value of Company's subsidiaries’ share options granted to employees, directors and consultants for the years ended December 31, 2022 and 2021 was estimated using the binomial model with the following assumptions:

	2022	2021

Dividend yield (%)	-	-
Expected volatility of the share prices (%)	65-90	65-96
Risk-free interest rate (%)	0.44-4.75	0.11-1.56
Suboptimal factor	1.8-2.0	1.2-2.5
Post-vesting forfeiture rate (%)	5-10	5-10

NOTE 20: -	STATEMENTS OF PROFIT OR LOSS – ADDITIONAL INFORMATION

a.	Cost of revenues:

	Year ended December 31,
	2022	2021	2020

Salaries and benefits	$238	$514	$508
Materials and sub-contractors	671	253	66

	$909	$767	$574

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20: -	STATEMENTS OF COMPREHENSIVE LOSS – ADDITIONAL INFORMATION (Cont.)

b.	Research and development, net:

	Year ended December 31,
	2022	2021	2020

Salaries and benefits	$11,545	$10,841	$9,198
Share-based compensation	593	1,348	2,227
Materials and sub-contractors	5,514	5,709	3,817
Plant growth and greenhouse maintenance	839	802	628
Rentals and office maintenance	437	682	684
Depreciation and amortization	2,540	2,234	2,709
Loss from derecognition of property, plant and equipment	-	121	-
Other	50	46	45
Participation in respect of government grants	(726)	(658)	(2,021)

	$20,792	$21,125	$17,287

c.	Sales and marketing:

	Year ended December 31,
	2022	2021	2020

Salaries and benefits	$2,475	$1,424	$1,002
Share-based compensation	323	574	1,115
Subcontractors and professional fees	883	554	462
Travel	76	39	58
Legal	120	87	35
Other	56	60	-

	$3,933	$2,738	$2,672

d.	General and administrative:

	Year ended December 31,
	2022	2021	2020

Salaries and benefits	$2,929	$2,866	$2,362
Share-based compensation	270	687	755
Professional fees	2,876	3,484	2,023
Other	407	216	181

	$6,482	$7,253	$5,321

e.

Other income:

During the year ended December 31, 2022, the Company received an amount of $3,500 from Bayer Cropscience LP under their joint seed traits collaboration agreement with Evogene, as part of a restructuring and release of its patent filing, prosecution, and maintenance obligation under the collaboration. According to the agreement, the Company has no further filing, prosecution, and maintenance obligation with respect to the patent rights deriving from this collaboration.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20: -	STATEMENTS OF COMPREHENSIVE LOSS – ADDITIONAL INFORMATION (Cont.)

f.	Financing income and expenses

Financing income:

	Year ended December 31,
	2022	2021	2020

Exchange differences	$319	$1,525	$1,361
Interest income	182	291	230
Financial expenses in respect of government grants	15	-	-
Change in the fair value of marketable securities	-	119	-

	$516	$1,935	$1,591

Financing expenses:

	Year ended December 31,
	2022	2021	2020

Bank expenses and commissions	$76	$88	$32
Exchange differences	2,060	460	350
Change in the fair value of marketable securities	721	181	34
Pre-funded warrants issuance expenses	-	-	211
Revaluation of pre-funded warrants	-	212	1,944
Lease liability interest	165	315	237
Revaluation of Convertible SAFE	114	-	-
Financial expenses in respect of government grants	193	158	143

	$3,329	$1,414	$2,951

NOTE 21: -	LOSS PER SHARE

Details of the number of shares and loss used in the computation of loss per share:

	Year ended December 31,
	2022		2021		2020
	Weighted number of shares *)	Loss attributable to equity holders of the Company	Weighted number of shares *)	Loss attributable to equity holders of the Company	Weighted number of shares *)	Loss attributable to equity holders of the Company

Number of shares and loss	41,210,184	(26,638)	40,433,303	(27,793)	28,158,779	(23,374)

*)
To compute diluted loss per share, potential ordinary shares have not been taken into account due to their anti-dilutive effect. See Notes 19(d) and Note 19(e) for number of outstanding options and RSUs.

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

b.	The following table presents our revenues and operating loss by segments:

	Agriculture	Industrial application	Human health	Unallocated	Total

For the Year Ended December 31, 2022

Revenues	$876	$72	$513	$214	$1,675

Operating loss	$(12,256)	$(220)	$(8,875)	$(5,590)	$(26,941)

Net financing expenses					$(2,813)

Loss before taxes on income					$(29,754)

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 22: -	OPERATING SEGMENTS (Cont.)

	Agriculture	Industrial application	Human health	Unallocated	Total

For the Year Ended December 31, 2021

Revenues	$628	$40	$183	$79	$930

Operating loss	$(12,248)	$(169)	$(10,087)	$(8,449)	$(30,953)

Net financing income					$521

Loss before taxes on income					$(30,432)

	Agriculture	Industrial application	Human health	Unallocated	Total

For the Year Ended December 31, 2020

Revenues	$862	$33	$75	$70	$1,040

Operating loss	$(8,687)	$(333)	$(4,669)	$(11,125)	$(24,814)

Net financing expenses					$(1,360)

Loss before taxes on income					$(26,174)

c.	Major customers:

Revenues from major customers each of whom amounts to 10% or more of total revenues. The revenues from major customers detailed below were recorded in the Agriculture segment:

	Year ended December 31,
	2022	2021	2020

Customer A (subsidiary shareholder)	48%	35%	48%
Customer B	-	20%	17%
Customer C	26%	17%	-

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 22: -	OPERATING SEGMENTS (Cont.)

d.	Geographical information:

Revenues based on the location of the customers, are as follows:

	Year ended December 31,
	2022	2021	2020

United States	51%	56%	65%
Israel	45%	38%	22%
Brazil	-	2%	11%
Other	4%	4%	2%

	100%	100%	100%

The carrying amounts of non-current assets (right-of-use-assets, property, plant and equipment property and intangible assets) in the Company's country of domicile (Israel) and in the United States based on the location of the assets, are as follows:

	December 31,
	2022	2021	2020

United States	79%	81%	82%
Israel	21%	19%	18%

	100%	100%	100%

NOTE 23: -	BALANCES AND TRANSACTIONS WITH EXECUTIVE OFFICERS AND CERTAIN SHAREHOLDERS

a.
As reported by the shareholders, and based on publicly available information, the Company believes that as of December 31, 2022, Corteva (through its subsidiary Pioneer Hi-Bred International, Inc.) holds 27.26% of the Company's subsidiary shares )Lavie Bio Ltd.’s(. In addition, Corteva is a major customer (see Note 22c, customer A).

b.	Balances:

Balance at December 31, 2022:

	Executive officers	Certain shareholders

Receivables	$-	$6
Other payables	$331	$47

Balance at December 31, 2021:

	Executive officers	Certain shareholders

Receivables	$-	$603
Other payables	$491	$-

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 23: -	BALANCES AND TRANSACTIONS WITH EXECUTIVE OFFICERS AND CERTAIN SHAREHOLDERS (Cont.)

c.	Benefits to directors:

	Year ended December 31,
	2022	2021	2020

Compensation to directors not employed by the Company or on its behalf	$262	$279	$268
Share-based compensation to directors not employed by the Company or on its behalf	83	106	21
	$345	$385	$289

Number of directors that received the above compensation by the Company	7	6	6

d.	Salary and Benefits to Executive officers:

	Year ended December 31,
	2022	2021	2020

Salary and related benefits	$2,543	$2,429	$2,385
Share-based compensation	231	731	1,789

	$2,774	$3,160	$4,174

Number of people that received salary and benefits	12	11	11

e.	Transactions:
For the year ended December 31, 2022:

	Executive officers	Certain shareholders
Revenues (see Note 5)	$-	$811
Other income	-	3,500
Participation in research and development expenses	-	1,898
Research and development expenses	570	297
Sales and marketing expenses	1,098	-
General and administrative expenses	$1,111	$-

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 23: -	BALANCES AND TRANSACTIONS WITH EXECUTIVE OFFICERS AND CERTAIN SHAREHOLDERS (Cont.)

For the year ended December 31, 2021:

	Executive officers	Certain shareholders
Revenues	$-	$329
Participation in research and development expenses	-	1,946
Research and development expenses	541	54
Sales and marketing expenses	1,210	-
General and administrative expenses	1,409	-
Financing expenses	$-	$212

For the year ended December 31, 2020:

	Executive officers	Certain shareholder
Revenues	$-	$500
Cost of revenues	-	17
Participation in research and development expenses	-	1,795
Research and development expenses	978	72
Sales and marketing expenses	1,756	-
General and administrative expenses	1,440	-
Financing expenses	$-	$1,944

NOTE 24: -	SUBSEQUENT EVENTS

a.
During January 1, 2023 through March 15, 2023 340,000 ordinary shares were issued through the ATM offering (see Note 18b), with a weighted average selling price of $0.81 per share, resulting in gross proceeds of approximately $276.

b.
In March 2023, the Company received confirmation for a grant of a €1.2 million by the Horizon EIC 2022 program. The project scope is to develop canola and rapeseed lines and the timeline of the project is expected to be 32 months.

c.
On December 21, 2022, one of the Company's subsidiaries, Biomica, signed a definitive agreement for a $20 million financing round, led by Shanghai Healthcare Capital (“SHC”), out of which $10 million shall be invested by the Company. The financing is subject to certain closing conditions, including clearance by Chinese regulatory authorities. Following the initial closing of this transaction, the Company will be diluted to approximately 67% of the share capital of Biomica, while SHC will hold approximately 20%, on a fully diluted basis.