Form 20-F
period 2023-12-31
Evogene Ltd.
filed 2024-03-28
CIK 1574565

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-36187

EVOGENE LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel
(Address of principal executive offices)

Ofer Haviv
President and Chief Executive Officer
Telephone: +972-8-931-1900
Facsimile: +972-8-946-6724
Email: legal@evogene.com
13 Gad Feinstein Street, Park Rehovot, Rehovot
7638517, Israel
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2023, the registrant had outstanding 50,584,588 ordinary shares, par value NIS 0.02 per share.

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

EVOGENE LTD.

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

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

Unless derived from our financial statements or otherwise noted, amounts presented in this Annual Report are translated at the rate of NIS 3.627 = USD 1.00, the exchange rate between the NIS and the U.S. dollar reported by the Bank of Israel as of December 31, 2023.

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

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we expect, project, believe, anticipate, intend or project will or may occur in the future. The statements that we make regarding the following matters are forward-looking by their nature:

◾	our expectations regarding our revenue, expenses and other operating results;

◾	whether we or our subsidiaries are able to raise capital on commercially reasonable terms to sustain the financial condition of each respective entity;

◾	our potential strategic alternatives with respect to Canonic, including a potential transfer of Canonic to a third party;

◾	the extent to which we continue to maintain our holdings in our subsidiary companies;

◾	the extent to which our discoveries and product candidates will have the desired effect so as to reach the stage of commercialization;

◾	whether we are able to achieve commercialization of our product candidates;

◾	whether we and our collaborators are able to allocate the resources needed to develop commercial products from our discoveries and product candidates;

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

◾	whether we are able to recruit, retain and develop knowledgeable or specialized personnel to perform our research and development work;

◾	the degree of our success at adapting to the continuous technological changes in our industries;

◾	whether we can maintain our collaboration agreements with our current collaborators or enter into new collaboration agreements and expand our research and development to new fields;

◾	whether we can improve our existing, or develop and launch new, computational technologies and screening and validation systems;

◾	whether we can patent our discoveries and protect our trade secrets and proprietary know-how; and

◾	the current war between Israel and Hamas and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel.

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

The forward-looking statements made in this Annual Report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report to reflect events or circumstances after the date of this Annual Report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

SUMMARY RISK FACTORS

The risk factors described below are a summary of the principal risk factors associated with an investment in us. These are not the only risks we face. You should carefully consider these risk factors, together with the risk factors set forth in Item 3.D of this Annual Report and the other reports and documents filed by us with the SEC.

◾
We have a history of operating losses and negative cash flow, and may never achieve or maintain profitability. Various factors may delay, hinder, or prevent achievement of research and development milestones and commercialization of our product candidates. Moreover, we may experience difficulties in collecting royalties or never receive them, potentially resulting in costly litigation and loss of reputation.

◾
We may need substantial additional capital in the future which may dilute our shareholders. Additionally, subsidiary financings have diluted, and may continue to dilute, our equity holdings in our subsidiary companies, which will likely negatively impact and/or decrease our results of operations, including revenues, and the benefits of the value that may be created in such subsidiary companies. Additionally, we may need to finance the cost of the development of our independent product candidates ourselves.

◾
Our discoveries and product candidates may not result in commercially viable products. In addition, our product development cycle is lengthy and uncertain and various factors may delay or prevent commercialization of our product candidates. We may never sell or earn royalties on the sale of commercial products based on our discoveries.

◾	If we are unable to maintain our Computational Predictive Biology, or CPB, platform and its technological engines, our research and development activities may be substantially reduced.

◾
Failure to efficiently produce and scale our products, whether in-house or through contractors, could hinder our commercialization goals. Furthermore, we or our collaborators may fail to meet obligations under the collaboration agreements.

◾
We depend on a few collaborators to develop and commercialize product candidates. A reduction in research spending by key companies in our target markets could threaten our collaborations, affecting their continuation or expansion and hindering our ability to form new collaborations.

◾
We are operating in multiple industries, each of which consists of multiple companies with much greater resources than us. If we are unable to compete effectively, our financial resources will be diluted and our financial results will suffer.

◾	Our efforts to develop and commercialize any of our products may be unsuccessful.

◾	If Lavie Bio is unable to establish successful marketing distribution and/or retail channels for the commercialization of its products, it will not be able to meet its commercialization plans.

◾	We may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

◾
Our business is regulated by government agencies. Failure to obtain necessary approvals could halt our operations. Changes in laws and regulations may raise costs, reduce revenues, and disrupt operations. Dual reporting requirements in Israel and the U.S. may increase compliance costs and distract management.

◾	Disruption to our information technology and systems could adversely affect our reputation and future demand for our products or collaborative relationships.

◾	We currently need, and in the future we may need, to obtain licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms.

◾	Our licenses granted to our collaborators may limit our opportunities to enter into additional licensing or other arrangements.

◾
We might face significant liabilities from product liability, warrant liability or personal injury claims and litigation. Our involvement in the medical cannabis sector brings legal and reputational risks. Additionally, our operations involve health and environmental hazards due to handling toxic materials.

◾	Ending leases, altering terms, or being locked into long-term leases may threaten our operations and significantly impact our financial status or performance.

◾
Lavie Bio’s research and development, or R&D, facility in the U.S., our contracts with foreign businesses and any other current or future operations outside of Israel expose us to additional market and operational risks.

◾	Growing cycles and adverse weather conditions may decrease our results from operations.

◾
Our success depends on our ability to protect our intellectual property and our proprietary technologies. Any change to the patent laws in applicable jurisdictions may impair our ability to protect our product candidates.

◾
If we or one of our collaborators are sued for infringing the intellectual property rights of a third party, such litigation could be costly and time consuming and could prevent us or our collaborators from developing or commercializing our product candidates.

◾	We may be required to pay royalties to employees who develop inventions that have been or will be commercialized by us.

◾
Our agreements with our employees and with third parties may not adequately prevent disclosure of trade secrets, know-how and other proprietary information. In addition, we may not be able to fully enforce covenants not to compete with our key employees.

◾
Conditions in Israel could adversely affect our business, including (i) the recent attack by Hamas and other terrorist organizations from the Gaza Strip and elsewhere in the region and Israel’s war against them as well as the war’s potential impact on our business and operations and (ii) the military hostilities with the Hezbollah organization in the Northern border of Israel.

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

◾
Your rights and responsibilities as a shareholder are under Israeli law, potentially differing from those of U.S. corporations. Israeli law might hinder or discourage acquisitions of our shares or assets.

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

◾
U.S. shareholders owning at least 10% of our ordinary shares may face adverse federal income tax consequences. We were a passive foreign investment company, or PFIC, for U.S. tax purposes in 2023, and there is a risk of being classified as a PFIC in 2024, potentially leading to adverse tax consequences for U.S. shareholders.

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

We have a history of losses, and incurred operating losses of approximately $26.5 million , $26.9 million and $31.0 million for the years ended December 31, 2023, 2022 and 2021, respectively. There is no assurance that our efforts in developing our product candidates will result in commercially successful products. We expect to continue to incur losses in future periods, until we begin earning significant revenues or royalties on our products, the product candidates we are currently developing or any new product candidates we develop in the future, if at all. Because we will incur significant costs and expenses for these efforts before we obtain any incremental revenues from them, our losses in future periods could be significant. In addition, we may find that these efforts are more expensive than we anticipate or that they do not result in profitability in the time period we anticipate, which would further increase our losses. For example, if we are unable to adequately control the costs associated with operating our business, including our costs of development and sales, we may deplete our cash resources and may be unable to continue to finance our business from our existing cash resources, and, our business, financial condition, operating results and prospects will suffer. For more information concerning our cash resources, please see “Liquidity and Capital Resources” in Item 5.B below. Additionally, due to market conditions over the course of 2023, and as part of an overall review of our organizational structure and its associated costs and expenses, we have implemented certain cost-cutting measures, including a structural change and a reduction in force during the year ended December 31, 2023, and may implement other cost-cutting measures in the future. As part of our overall assessment of our organizational structure, we have decided to cease our activity in the medical cannabis field through Canonic, cancelled its licenses to conduct R&D and cultivation activities, reduced its workforce and plan to transfer its operations to a third party. However, the completion and terms of such a transfer remain uncertain. Reductions in force may yield unintended consequences and costs, including additional attrition beyond the amount of force reduction, distraction to our employees, reduced employee morale and adverse effects on our reputation as an employer. Such reductions in force may also make it more difficult for us to hire new employees in the future and may limit the anticipated benefits from the reduction in force.

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

When we introduce a product to the market, and in certain cases even in later stages of product development, we need to establish efficient production capabilities for our products. In most cases, our products are, or are expected to be, produced by third party producers with whom we contract for such purpose. The production of our products, and the scale up of such production, are complicated processes that require expertise. The production of all of our subsidiaries’ current commercial products (mainly being castor beans of Casterra  and bio-inoculant of Lavie Bio) relies, in all or in part, on third-party contractors. Failure to establish a long-term relationship with a manufacturer with sufficient capacity, relevant cost of goods sold and sufficient quality, will affect our subsidiaries’ ability to meet demand for their products. If we or our third party contractors are unable to efficiently produce and scale up production as needed to meet the demand for our products, we may be unable to achieve our commercialization targets, which may, in turn, materially and adversely affect our future results of operations.

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

◾
one of our main research molecules suppliers is located in Ukraine, and has had, and may have in the future, limitations in access to molecules since the war in Ukraine, although such supplier has an alternative production site, and it is not our only supplier for research molecules;

◾	failure to meet regulatory requirements; and

◾	increase in regulatory requirements and limitations of use in various geographies on the use of ag-chemicals might decrease the potential market size for AgPlenus ag-chemical candidates for products.

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

We are developing seed-trait and insect control product candidates in our internal Ag-Seeds division. Our efforts to develop novel product candidates may fail for a variety of reasons, including:

◾	failure to identify and develop candidate genomic elements having the desired effect on the target trait in the plant of interest;

◾	failure to identify and develop toxin candidates having the desired effect on the target insects when inserted into the plants of interest;

◾	failure to obtain and maintain patent and trade secret protection for our product candidates;

◾	failure to operate without infringing or violating the valid and enforceable patents or other intellectual property rights of third parties;

◾	inability to obtain sufficient funding to fully execute the business plan;

◾	failure to successfully complete development of our seed trait product candidates; and

◾	our failure to meet regulatory requirements for seed trait and pest control product candidates.

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

Biomica’s product candidates are based on microbiome therapy, a therapeutic approach that is designed to treat disease by restoring the function of a dysbiotic microbiome. To our knowledge, VOWST (by Seres Therapeutics, Inc.) is the first oral product based on this approach to receive FDA approval in April 2023. We cannot be certain that our approach will lead to the development of additional approvable or marketable products. In addition, the FDA or other regulatory agencies may lack experience in evaluating the safety and efficacy of products based on microbiome therapeutics, which could result in a longer than expected regulatory review process or evolving FDA standards and guidance, increase Biomica’s expected development costs and delay or prevent commercialization of its product candidates. Regulatory requirements governing microbiome therapies are still developing and may change in the future, which may lengthen the regulatory review process, require us to perform additional preclinical studies or clinical trials, increase our development costs, delay or prevent approval and commercialization of our current or future product candidates or lead to significant post-approval limitations or restrictions.

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

We compete for personnel in a research and development market characterized by rapidly changing technologies and an evolving competitive landscape. In order for us to successfully compete and grow, we must attract, recruit, retain and develop personnel with requisite qualifications to provide expertise across a range of disciplines, including biology, chemistry, plant genetics, agronomics, mathematics, computer science and other fields relevant to our operations.

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

Historically and as of today, there has been intense competition for qualified human resources in the Israeli high-tech and bio-tech industries. Although during 2023 there was a slight shift in the attrition level and we were able to attract more candidates to each open position (mainly due to the financial slowdown in Israel), we are still facing significant and intense competition in recruiting for our research and development positions.

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

In addition, as a result of the competition for qualified human resources, the high-tech and bio-tech markets have also experienced and may continue to experience significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-tech and bio-tech industries, job candidates often consider the value of the equity they are to receive in connection with their employment, which may force us to increase the amount of equity awards we grant in order to recruit and retain talent.

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

Our operations in the human health sector, namely the clinical trials by our subsidiary Biomica and the marketing activities by our subsidiary Canonic, are regulated by various laws, regulations, orders and procedures by the Israeli Ministry of Health. In particular, our clinical trials require a permit for a research plan (protocol) by the Helsinki Committee, operating under the Public Health Regulations (Clinical Trials in Humans), 1980 and are also regulated by the Israeli Public Health Ordinance, 1940.  In addition, cannabis is subject to the regulations of the Israeli Medical Cannabis Agency, or IMCA, which require that we will obtain a license to cultivate cannabis products.

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

The cost we incur in procuring a D&O liability insurance has substantially increased during previous years (until 2022). If this trend continues, it will have an adverse effect on our results of operations.

D&O liability insurance is intended to cover the liability of the individuals serving as our directors and management, from losses incurred as a result of such service, our liability to indemnify such individuals for such losses and to protect us from certain securities claims. Although during 2022 and 2023 there was a decrease in the cost of D&O insurance, during recent years, there has been a significant increase in these costs for smaller, dual-listed public companies such as our Company. These increases have been tied to perceived heightened levels of risk for D&O insurers. Insurers have been increasing their level of compensation (in the form of premiums), which they believe has not been commensurate with the risk being taken by them. In parallel, there has been an increase in the amounts of the deductibles payable by public companies in situations in which an insurable event occurs. In addition, several insurers are restricted from writing policies for companies active in the area of cannabis, which restricts the number of insurers that can provide us with a D&O liability insurance and limits our ability to negotiate the terms of such insurance. If these trends continue, it will increase our operational expenses and have a negative effect on our financial results.

Disruption to our information technology and systems, or those of our subsidiaries, including a security breach or unauthorized access to our data, our customer’s data, or our platform, could adversely affect our reputation and future demand for our products or collaborative relationships, which may have a material adverse effect on our business and results of operations.

Our computational technologies rely on our information technology, or IT, system to collect and analyze the biological and chemical data, which includes several petabytes of data that we produce, review, and store. Our IT is also involved with the collection, storage, processing, transmission and other use of data, including certain confidential, sensitive, and personal information, including those relating to our research, studies, and participants. More generally, in the ordinary course of our business, we collect, store, transmit and otherwise process large amounts of sensitive corporate, personal and other information, including intellectual property, proprietary business information, and other confidential information. Any security breach, data loss, or other compromise, including those resulting from a cybersecurity attack, phishing attack, or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss or destruction of or unauthorized access to, or use, alteration, disclosure, or acquisition of, data, damage to our reputation, loss of intellectual property protection, claims and litigation, regulatory investigations, or other liabilities. For example, we may become the target of cyber-attacks by third parties seeking unauthorized access to our or our customers’ data or to disrupt our ability to provide our services. These attacks may come from individual hackers, criminal groups, and state-sponsored organizations. Ransomware attacks, including those from organized criminal threat actors, nation-states, and nation-state supported actors, are becoming increasingly prevalent and severe, and can lead to significant interruptions in our operations, loss of data and income, reputational loss, diversion of funds, and may result in fines, litigation and unwanted media attention. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting payments. Additionally, companies have, in general, experienced an increase in phishing, social engineering and other attacks from third parties, and the increase in remote working further increases these and other security threats. While we are constantly subject to common cyber-attacks including phishing, hacking, encryption, viruses, man/monkey in the middle, etc. from time-to-time, as of the date of this Annual Report, we have not reasonably identified any breach of our systems and therefore do not believe that any such attacks have individually or in the aggregate led to costs or consequences which have materially impacted our operations or business. If our security measures are breached as a result of third-party action, employee error or negligence, a defect or bug in our offerings or those of our third-party service providers, malfeasance or otherwise and, as a result, someone obtains unauthorized access to any data, including our confidential, sensitive, or personal information or the confidential, sensitive, or personal information of our customers, or other persons, or any of these types of information is lost, destroyed, or used, altered, disclosed, or acquired without authorization, or if any of the foregoing is perceived to have occurred, our reputation may be damaged, our business may suffer, and we could incur significant liability, including under applicable data privacy and security laws and regulations.

Even the perception of inadequate security may damage our reputation and market position, negatively impacting our ability to win new customers and retain and receive timely payments from existing customers. Further, we could be required to expend significant capital and other resources to protect against and address any data security incident or breach, which may not be covered or fully covered by our insurance, and which may involve payments for investigations, forensic analyses, regulatory compliance, breach notification, legal advice, public relations advice, system repair or replacement, or other services. We and our collaborators, subsidiaries, and service providers also may face difficulties or delays in identifying or responding to, and remediating and otherwise responding to, cyberattacks and other security breaches and incidents. We have made significant efforts to protect against and address potential impacts of security breaches and incidents (such as applying fire walls and segregation of networks), and anticipate doing so in the future. Additionally, we may be required to notify such breaches to regulators and/or individuals and operate to mitigate damages, which may result in us incurring additional costs.

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

We have established an internal information security committee, that meets from time to time to provide guidelines and address security issues, but we can provide no assurance that our current IT system is fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. Disruption or failure of our IT system due to technical reasons, cyberattacks, natural disasters or other unanticipated catastrophic events, including power interruptions, storms, fires, floods, earthquakes, terrorist attacks and wars could significantly impair our internal development efforts.  We maintain an off-site data recovery system that is used for the retention of critical data to enable a potential recovery in case of any of the described disasters (however, this system is not designated to create seamless continuity operation).

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

The industries we are engaged in are subject to various factors that make our operations relatively unpredictable from period to period. For example, the testing of our product candidates may be adversely affected by circumstances both caused by us and those that are beyond our control. Factors caused by us include any failure by us or our collaborators to follow proper agronomic practice or suggested protocols for conducting our experiments, and failure to successfully complete such experiments. Factors beyond our control include weather and climatic variations, such as droughts or heat stress, or other factors we are unable to identify. For example, if there was prolonged or permanent disruption to the electricity, climate control or water supply operating systems in our greenhouses or laboratories, the plants and pests on which we test our discoveries and product candidates and the samples we store in freezers, both of which are essential to our research and development activities, would be severely damaged or destroyed, adversely affecting our research and development activities and thereby our business and results of operations. We have experienced these kinds of failures in the past for unknown reasons, causing delays in our achievement of milestones and delivery of results, and necessitating that we re-start the trials. Any test failure we may experience is not covered by our insurance policy, and therefore could result in increased cost of the trials and development of our product candidates, which may negatively impact our business and results of operations.

 Our business could be disrupted by catastrophic events.

The occurrence of unforeseen or catastrophic events such as terrorist attacks and war (as further detailed below in the section titled “Risks Relating to Our Incorporation and Location in Israel”), extreme terrestrial or solar weather events or other natural disasters, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency), could create economic and financial disruptions, and could lead to operational difficulties that could impair our ability to manage our business.

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

We currently need, and in the future we may be required to license technology from third parties to further develop or commercialize our investigational products. Should we be required to obtain licenses for any third-party technology, such licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize any of our products could cause us to abandon any related efforts, which could seriously harm our business and operations.

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

Once products integrating our discoveries and product candidates reach commercialization, if ever, product liability, warranty liability, personal injury, or other litigation claims may become a commercial risk to our business, particularly as some of the products that we develop may be harmful to humans or to the environment. Moreover, as our portfolio of available products expands, we may experience increases in product liability claims asserted against us. Courts have awarded substantial damages in the United States and elsewhere against a number of companies in the agriculture and human health industries in past years based upon claims for injuries allegedly caused by the use of their products. Product liability claims against us and/or our collaborators selling products that contain our product(s) or allegations of product liability relating to products containing our discoveries may damage our reputation, harm our relationships with our collaborators, and materially and adversely affect our business, results of operations, financial condition and prospects. Currently, we and/or our subsidiaries maintain an insurance policy according to the specific needs of each company, which may include commercial insurance, self-insurance (including direct risk retention), or a combination of both approaches, in amounts and on terms that we believe are reasonable and prudent in light of our business and related risks. We currently carry specific product liability insurance coverage for Lavie Bio, Casterra and Canonic.   Any such insurance we obtain on these operations may be expensive and may not cover our potential liability in full. In addition, we may be subject to claims for which insurance coverage that we do carry is denied, as well as claims that exceed our policy limits. As a result, we may not be able to obtain the type and amount of insurance we desire, or any insurance on reasonable terms, in the markets in which we operate. Furthermore, while our collaboration agreements typically require that our collaborators indemnify us for the cost of product liability claims brought against us, such indemnification provisions may not be enforceable, and we may receive no indemnification if our own misconduct led to the claims.

Any litigation could force us to incur significant expenses, divert management’s time and attention, subject us to adverse publicity, and damage our reputation and competitive position. A successful assertion of a claim against us may result in potentially significant monetary damages, penalties, or fines and adversely affect sales of our products. Costs or payments made in connection with warranty and product liability claims and recalls could adversely affect our financial condition and results of operations in a material manner.

Our facilities, in Israel and in the U.S., are located on leased properties. Termination of any of the leases, changes in lease terms, and long-term leases that may not be terminated at will may jeopardize our activity and materially affect our financial condition or results of operations.

Our office spaces, labs, facilities, and farm are all situated on properties that we lease pursuant to lease agreements, in Israel and in the U.S. Once a lease agreement ends, we may not be able to renew it on favorable terms, or not at all, which may require us to increase our lease payments or take a new lease on another property, adversely affecting our business and results of operations. In addition, a long-term lease may mean no or limited possibility to terminate the lease at will before the completion of the lease period, which may lead to continued holding of an un-needed space or entry into a sub-lease, which may adversely affect our results of operations. For more information regarding our facilities, please see “Item 4. Information on the Company—D. Property, Plants and Equipment.”

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

In addition, as part of Casterra’s operation, we handle castor seeds, which contain ricin, a naturally occurring poison, and hence are unsuitable for human or animal consumption. Ricin is a naturally occurring carbohydrate-binding protein produced in the seeds of Ricinus communis, the plant that produces castor oil. It is toxic when inhaled, ingested, or injected. As few as five to ten micrograms per kilogram can be lethal. The risk may occur when practicing a crop rotation scheme that involves growing an edible crop after castor. There is a risk that the harvesting machinery will not properly harvest seeds; and if the harvesting machinery fails to remove the castor seeds properly, there is a risk the seeds could germinate and develop into a plant, which may be collected during the second crop harvest and contaminate the edible yield with a toxic substance.

Similar risks are relevant to our Ag-Seeds division operations, especially with respect to GM seeds, AgPlenus’ ag-chemicals operations and Canonic’s cannabis operations.

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

While none of our product candidates are currently available for sale, other than Casterra’s castor seeds, medical cannabis products by Canonic and bio-inoculants by Lavie Bio, our future growth relies on our ability and the ability of our collaborators to commercialize and market our product candidates, and any restrictions on such activities could materially and adversely impact our business and results of operations. Any changes in regulations in countries where our product candidates are used could result in our collaborators being unable or unwilling to develop, commercialize or sell products that incorporate our discoveries. In addition, we rely on patents and other forms of intellectual property protection. Legislation and jurisprudence on patent protection in the key target markets where we seek patent protection, such as the United States and the EU, is evolving and changes in laws could affect our ability to obtain or maintain patent protection for our product candidates. Any changes to these existing laws and regulations may materially increase our costs of operation, decrease our operating revenues and disrupt our business. For more information, please see ‘Government Regulation of our Operations’ and ‘Government Regulation of Product Candidates’ paragraphs under the description of each of our activity divisions and subsidiaries under “Item 4. Information on the Company—B. Business Overview.”

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

In the United States, President Biden has made climate change and the limitation of GHG emissions one of his primary objectives. We may also incur additional expenses as a result of U.S. and international regulators requiring additional disclosures regarding GHG emissions. Compliance with such regulation and the associated potential cost is complicated by the fact that various countries and regions are following different approaches to the regulation of climate change.

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

While we expect our patent applications to receive approval, we cannot be certain that we will obtain such results. Despite our efforts to protect our proprietary rights, unauthorized third parties may attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop products or solutions with the same functionality as our solutions. For example, the castor varieties of our subsidiary Casterra can be easily reproduced by any third party with access to its castor seeds. In addition, the laws of some foreign countries provide less protection for proprietary rights than U.S. law. We face the occasional risk, moreover, that third parties may assert copyright, trademark and other intellectual property rights against us. Such claims may result in direct or indirect liability as we have contractually agreed to indemnify certain parties for any damages suffered as a result of infringement by us of any third-party intellectual property rights. Policing unauthorized use of technologies, trade secrets and intellectual property may be difficult, expensive and time-consuming. If we fail to meaningfully establish, maintain, protect and enforce our intellectual property and proprietary rights, our business, operating results and financial condition could be adversely affected.

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

Our ability to generate significant revenues from our product candidates depends on our and our collaborators’ ability to develop, market and sell our product candidates and utilize our proprietary technology without infringing the intellectual property and other rights of any third parties. In the United States and abroad there are numerous third-party patents and patent applications that may be applied toward our proprietary technology, business processes or product candidates, some of which may be construed as containing claims that cover the subject matter of our product candidates or intellectual property. Because of the rapid pace of technological change, the confidentiality of patent applications in some jurisdictions, and the fact that patent applications can take many years to issue, there may be currently pending applications that are unknown to us that may later result in issued patents upon which our product candidates or proprietary technologies infringe. Similarly, there may be issued patents relevant to our product candidates of which we are not aware. These patents could reduce the value of the product candidates we develop or, to the extent they cover key technologies on which we have unknowingly relied, require that we seek to obtain licenses or cease using the technology, no matter how valuable to our business. We may not be able to obtain such a license on commercially reasonable terms. There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology industry generally. If any third party patent or patent application covers our intellectual property or proprietary rights and we are not able to obtain a license to it, we and our collaborators may be prevented from commercializing products containing our discoveries.

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

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee proprietary rights. The Patent Law also provides under Section 134 that if there is no agreement between an employer and an employee as to whether the employee is entitled to consideration for service inventions, and to what extent and under which conditions, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine these issues. Section 135 of the Patent Law provides criteria for assisting the Committee in making its decisions. According to the decisions of the Committee, an employee’s right to receive consideration for service inventions is a personal right and is entirely separate from the proprietary rights in such invention. Therefore, this right must be explicitly waived by the employee. A decision handed down in May 2014 by the Committee clarifies that the right to receive consideration under Section 134 can be waived and that such waiver can be made orally, in writing or by behavior like any other contract. The Committee will examine, on a case by case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, nor the criteria or circumstances under which an employee’s waiver of his right to remuneration will be disregarded. Similarly, it remains unclear whether waivers by employees in their employment agreements of the alleged right to receive consideration for service inventions should be declared as void being a depriving provision in a standard contract. All of our employees execute invention assignment agreements upon commencement of employment, in which they assign their rights to potential inventions and acknowledge that they will not be entitled to additional compensation or royalties from commercialization of inventions. Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such service inventions beyond their regular salary and benefits, we may face claims demanding remuneration in consideration for assigned inventions.

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

Risks Relating to Our Incorporation and Location in Israel

Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and elsewhere in the region, and Israel’s war against them, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues.

Because most of our operations are conducted in Israel and a majority of the members of our board of directors and management as well as a majority of our employees and consultants, including employees of our service providers, are located in Israel, our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen, as described below). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities.  Such clashes may escalate in the future into a greater regional conflict.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on our business and operations and on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing that may involve a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”), which may have a material adverse effect on us and our ability to effectively conduct our operations.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Although many of such military reservists have since been released, they may be called up for additional reserve duty, depending on developments in the war in Gaza and along Israel’s other borders. As of March 21, 2024, three of our employees (out of 136 employees as of such date) have been called to service, both of which are part of the executive management of one of our subsidiaries.  Additional employees may be called, for service in the current or future wars or other armed conflicts in which Israel is or may become engaged and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which disruption may materially and adversely affect our business and results of operations. Additionally, the absence of employees of our Israeli suppliers and contract manufacturers due to their military service in the current or future wars or other armed conflicts may disrupt their operations, which in turn may materially and adversely affect our ability to deliver or provide products and services to customers.

The hostilities with Hamas, Hezbollah and other organizations and countries have included and may include terror, missile and drone attacks. In the event that our facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt our ongoing operations, our ability to deliver or provide products and services in a timely manner to meet our contractual obligations towards customers and vendors could be materially and adversely affected. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

In addition, some countries around the world restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continue or increase. In addition, there have been increased efforts by countries, activists and organizations to cause companies and consumers to boycott Israeli goods and services. In addition, in January 2024 the International Court of Justice, or ICJ, issued an interim ruling in a case filed by the Republic of South Africa against Israel in December 2023, making allegations of genocide amid and in connection with the war in Gaza, and ordered Israel, among other things, to take measures to prevent genocidal acts, prevent and punish incitement to genocide and take steps to provide basic services and humanitarian aid to civilians in Gaza. There are concerns that companies and businesses will terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ decision. The foregoing efforts by countries, activists and organizations, particularly if they become more widespread, as well as the ICJ rulings and future rulings and orders of other tribunals against Israel (if handed), may materially and adversely impact our ability to sell and provide our products and services outside of Israel.

Furthermore, following Hamas’ attack on Israel and Israel’s security cabinet declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businesses. The Red Sea is a vital maritime route for international trade traveling to or from Israel. As a result of such disruptions, we may experience in the future delays in supplier deliveries, extended lead times, and increased cost of freight, increased insurance costs, purchased materials and manufacturing labor costs. The risk of ongoing supply disruptions may further result in delayed deliveries of our products and may also have adverse impact on economic conditions in Israel.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022. Prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system which sparked extensive political debate and unrest. In response to such initiative, many individuals, organizations and institutions, both within and outside of Israel, voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets and other changes in macroeconomic conditions. To date, these initiatives have been substantially put on hold. If such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, this may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

Exchange rate fluctuations between the U.S. dollar and the NIS may negatively affect our financial results.

The Company’s reporting currency is U.S. dollars. In view of the fact that a substantial part of our expenses is in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our financial results. The appreciation (devaluation) of the NIS in relation to the U.S. dollar amounted to (3.1%),  (13.2%) and 3.3% for the years ended December 31, 2023, 2022 and 2021, respectively. These fluctuations could cause our results of operations to differ from our expectations or the expectations of our investors. Additionally, such foreign currency exchange rate fluctuations could make it more difficult to detect underlying trends in our business and results of operations. As of the data of this Annual Report, we do not maintain a program to hedge transactional exposures in certain foreign currencies. If we enter into hedging contracts in the future, we may be unsuccessful in protecting against currency exchange rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Risk.”

We also cannot predict any future trends in the rate of inflation or deflation in Israel. The Israeli annual rate of inflation (deflation) amounted to 2.8%, 5.3% and 3.0% for the years ended December 31, 2021, 2022 and 2023, respectively.

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

We received Israeli government grants for certain of our research and development activities as detailed below. The terms of those grants require us to satisfy specified conditions in order to transfer outside of Israel the manufacture of products based on know-how funded by the Israeli Innovation Authority or to transfer outside of Israel the know-how itself. If we fail to comply with the requirements of Israeli Law in this regard, we may be required to pay penalties, and it may impair our ability to sell our technology outside of Israel.

Our research and development operations have been partly financed through certain governmental grants.  Certain of these grants are royalty-bearing grants under the terms of which we are committed to pay royalties at a rate of 3.0% on sales proceeds from our products that were developed under Israeli Innovation Authority, or the IIA, programs up to the total amount of grants received, linked to the U.S. dollar. Pursuant to the latest IIA regulations, grants received from the IIA before June 20, 2017, bear an annual interest rate that applied at the time of the approval of the applicable file and such interest will apply to all funding received under that approval. Grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month London Interbank Offered Rate, until December 31, 2023, and as of January 1, 2024, bear an annual interest rate based on the 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%. Grants approved after January 1, 2024, shall bear the higher of 12 months SOFR interest plus 1% or a fixed annual interest rate of 4%.

In addition, these IIA grants impose certain restrictions on the transfer or license outside of Israel of the underlying know-how and the manufacturing or manufacturing rights of the underlying products and technologies. As of December 31, 2023, we had received from the IIA approximately $9.1 million (including accrued interest) of royalty-bearing grants, and repaid approximately $3.6 million in royalties and an additional approximately $4.9 million from the IIA in respect of several non-refundable projects. We may not receive the required approvals should we wish to transfer the know-how, technology or manufacturing rights related to such government grants outside of Israel in the future or, if we receive such required approvals, they may be subject to certain conditions and payment obligations. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Government Grants.”

If we incorporate new subsidiaries, the IIA may deem that any such new subsidiary is a co-beneficiary of the Company, such that the new subsidiary is liable to the IIA, severally and jointly with the Company, for all amounts which may be due to the IIA in connection with previously received grants. Such a perception might be burdensome with respect to incorporation of new subsidiaries and new projects.

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

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by Israeli law and by our articles of association. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company has a duty to act in fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Shareholder Duties.” Since Israeli corporate law underwent extensive revisions approximately 25 years ago, the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

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

Furthermore, under the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), and the regulations, guidelines, rules, procedures and benefit tracks thereunder, collectively, the Innovation Law, to which we are subject due to our receipt of grants from the IIA, a recipient of IIA grants such as our company must report to the IIA regarding any change in the holding of any means of control of our company. If following such change any non-Israeli citizen or resident becomes an “interested party”, as defined in the Israeli Securities Law 5728-1968, such non-Israeli citizen or resident shall execute an undertaking in favor of IIA, in a form prescribed by IIA.

Risks Related to Our Ordinary Shares and the Ownership and Trading of Our Ordinary Shares

The price of our ordinary shares may fluctuate significantly. Further, there is no guarantee of a continuing public market to resell our ordinary shares.

Our ordinary shares were first offered publicly in the United States after our public offering in the United States in November 2013, at a price of $14.75 per share, and our ordinary shares have subsequently traded on the NYSE (until December 2016) and on the Nasdaq (since December 2016) as high as $9.94 per share and as low as $0.47 between 2020 and 2024, and as of March 15, 2024 were trading at $0.82 per share.

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

◾	actual or anticipated fluctuations in our results of operations;

◾	variance in our financial performance from the expectations of market analysts;

◾	announcements by us or our competitors of significant business developments, changes in relationships with our collaborators, acquisitions or expansion plans;

◾	our involvement in litigation;

◾	our sale, or the sale by our significant shareholders, of ordinary shares or other securities in the future;

◾	failure to publish research or the publishing of inaccurate or unfavorable research;

◾	market conditions in our industry and changes in estimates of the future size and growth rate of our markets;

◾	changes in key personnel;

◾	the trading volume of our ordinary shares; and

◾	general economic and market conditions, including as a result of the scope and duration of the war in Israel.

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

We are required to meet the continued listing requirements of Nasdaq, including those regarding minimum share price. In particular, we are required to maintain a minimum bid price for our listed ordinary shares of $1.00 per share. On October 31, 2022, we received a written notification from Nasdaq, which stated that because the closing bid price of our ordinary shares for 31 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until May 1, 2023.

On May 2, 2023, Nasdaq notified us that our transfer from the Nasdaq Global Market to the Nasdaq Capital Market was approved, and that we were eligible for an additional 180 calendar day period, or until October 30, 2023, to regain compliance with the bid price rules. Effective at the opening of business on May 4, 2023, our ordinary shares were transferred to the Nasdaq Capital Market. On July 17, 2023, we announced that Nasdaq confirmed that it regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of our ordinary shares.

On September 18, 2023, we received another written notification from Nasdaq, which stated that because the closing bid price of our ordinary shares for 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we had a grace period of 180 days to regain compliance until March 18, 2024.  On March 20, 2024, we announced that we received a letter from the Nasdaq Stock Market LLC pursuant to which Nasdaq granted us an extension until September 16, 2024, to regain compliance with the minimum bid price requirement.

If we do not demonstrate compliance prior to the end of the 180-day period ending March 18, 2024, the Nasdaq staff may notify us that our ordinary shares will be subject to delisting. However, we may then be eligible for additional time of up to a further 180 calendar days to regain compliance if we meet the continued listing requirement for the market value of our publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement. To be eligible, we will also need to provide further written notice of our intention to cure the deficiency during the second compliance period. In such an event, we may implement a reverse split of our ordinary shares at such a ratio as shall be determined by our board of directors. There are numerous factors and contingencies that could affect our price following a reverse split, including the status of the market for our ordinary shares at the time, our reported results of operations in future periods and general economic, market and industry conditions. Accordingly, the market price of our ordinary shares may not be sustainable at the direct arithmetic result of the reverse split. If the market price of our ordinary shares declines after the reverse split, our total market capitalization (the aggregate value of all of our outstanding ordinary shares at the then existing market price) after the reverse split will be lower than before the reverse split. In addition, the reverse split may result in some shareholders owning “odd lots” of less than 100 ordinary shares on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

If Nasdaq initiates delisting proceedings or delists our ordinary shares from trading on its exchange, we could face significant material adverse consequences including reduced liquidity with respect to our ordinary shares, limited amount of news and analyst coverage for our company, reputational damage, diminished investor, supplier and employee confidence and decreased ability to issue additional securities or obtain additional financing in the future.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are listed on both the TASE and Nasdaq. Trading in our ordinary shares on these markets takes place in different currencies (U.S. dollars on Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, trading days and public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on the TASE could cause a decrease in the trading price of our ordinary shares on Nasdaq or vice versa.

We could become subject to parallel reporting obligations in Israel and the United States, which could increase compliance costs and divert management attention.

We currently solely utilize  U.S. reporting standards under the rules and regulations of the SEC. However, should this change in the future, we may become subject to parallel reporting obligations in Israel and the United States. While similar in many respects, certain differences between Israeli and U.S. reporting schemes may impose on us disclosure obligations that are more stringent than those generally applied to foreign private issuers whose securities are listed only in the United States. In addition, a requirement to comply with the separate reporting obligations under U.S. and Israeli securities laws would require additional management attention and could burden us with additional costs.

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

We believe we were a PFIC for U.S. federal income tax purposes in 2023, and there is significant risk we will be a PFIC in 2024 as well. U.S. shareholders who held our ordinary shares at any time during a taxable year in which we are a PFIC may suffer adverse tax consequences.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a PFIC for United States federal income tax purposes. According to these rules, a publicly traded non-U.S. corporation may treat the aggregate fair market value of its assets as being equal to the sum of the aggregate value of its outstanding shares, or Market Capitalization, and the total amount of its liabilities. We intend to take the position that the excess of our Market Capitalization plus liabilities over the book value of all of our assets may generally be treated as attributable to non-passive assets. Based on the book value of our assets and liabilities and our Market Capitalization in 2023, we believe that we met the PFIC asset test described above for 2023 and, as a result, we were classified as a PFIC in 2023. Furthermore, because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because our Market Capitalization is currently below the level necessary to avoid PFIC status for 2024, there is substantial risk we will be classified as a PFIC for the 2024 taxable year as well. However, because PFIC status is determined after the close of each taxable year, we will not be able to determine whether we will be a PFIC for the 2024 taxable year or for any future taxable year until after the close of such year.

U.S. shareholders who held our ordinary shares at any time in 2023 or during any other taxable year in which we are a PFIC may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections may be available that would alleviate some of the adverse consequences of PFIC status and result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

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

We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-283872-3. Our purpose as set forth in our articles of association is to engage in any lawful business. Our principal executive offices are located at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel, and our telephone number is +972-8-931-1900.

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

Principal Capital Expenditures

Our capital expenditures for fiscal years 2023, 2022 and 2021 amounted to approximately $0.8 million, $1.2 million and $0.8 million, respectively. Our capital expenditures during those years consisted of investments in property, plant and equipment. We anticipate our capital expenditures in fiscal year 2024 to include payments for maintenance and improvements of our facilities in Israel in order to support our activities, which we anticipate we will finance with our currently available cash. For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2023 and for those currently in progress, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B.	Business Overview

Overview

We are a leading computational biology company aiming to revolutionize life-science product development across several market segments, including human health, agriculture, and other industries, by utilizing cutting-edge computational technologies.

The main challenge in product development in the life science industry is finding the winning candidates out of a vast number of possible prospects that address a complex myriad of criteria to reach successful products. We believe that by utilizing an advanced computational biology platform to identify the most promising candidates addressing multiple development challenges toward successful life-science products, we can increase the probability of success while reducing time and cost.

To achieve this mission, we established our unique CPB platform, leveraging big data and artificial intelligence and incorporating deep multidisciplinary understanding in life sciences. The CPB platform is the basis for three technology engines; each focused on the direction and acceleration of the discovery and development of products based on one of the following core components: Microbes – MicroBoost AI, Small molecules – ChemPass AI, Genetic elements – GeneRator AI. In 2023, we emphasized our research and development efforts on MicroBoost AI and ChemPass AI, and we plan to maintain this focus moving forward.

We use our technological engines to support the development of life science-based products through dedicated subsidiaries and with strategic partners. Currently, our main activities are directed through our subsidiaries, that utilize the technological engines to develop human microbiome-based therapeutics by Biomica, ag-chemicals by AgPlenus, ag-biologicals by Lavie Bio and castor seeds for bio-based industrial applications by Casterra.

Business Model

We capitalize on the value of our AI tech-engines through two distinct business models:

1.
Licensing: we grant time-limited licenses to third parties, our subsidiaries, or related entities, allowing them to leverage our tech-engines for product development within specified commercial domains.

Typically, the potential revenue stream from this business model would be:
•	License fee and R&D reimbursement;
•	Dividends to Evogene as a shareholder; and
•	Significant one-time payment upon an exit event (in case Evogene is a main shareholder).

2.
Collaborations: we engage in collaborative ventures with industry leaders, pooling resources to drive joint product development. Typically, our partners take the lead in later-stage development and commercialization, leveraging our unique tech-engines to identify the product candidate and optimize it towards a commercial product.

Typically, the potential revenue stream from this business model would be:
•	Upfront payments;
•	R&D fees; and
•	Royalties from sales of end-products.

As of the date of this Annual Report, Evogene commercializes MicroBoost AI, through two licensing agreements, the first with our subsidiary, Lavie Bio, for the development of ag-biological, and the second with our subsidiary, Biomica, for the development of drug based on human microbiome. In addition, Evogene commercializes MicroBoost AI, through collaboration with Veb Biotics LLC, to develop probiotics products.

With respect to ChemPass AI, Evogene commercializes it through a license agreement with our subsidiary, AgPlenus, for the development of ag-chemical products.

With respect to Generator AI, during 2023 Evogene commercialized it through two license agreements, the first with our subsidiary, Canonic, for the development of medical cannabis products, and the second with our subsidiary, Casterra, for the development of castor seed varieties. In addition, Evogene commercializes Generator AI through collaboration with Colors Farm Ltd., to establish crustacean gene editing technology.

Those license agreements and collaboration, demonstrate how we utilize our business development and how we capture the value of our tech-engines to bring innovative products to market and revolutionize the life-science industry.

Fields of Activity

Given the broadly applicable capabilities of our technology, as provided through our three engines, we can potentially enhance and improve product development in a variety of life science industries, including human health and agriculture. Today, Evogene is applying its MicroBoost AI engine to direct and accelerate the discovery and development of two types of products: human-microbiome-based therapeutics in human health and ag-biological products in agriculture. The ChemPass AI engine is used for the discovery and development of two types of products: drugs based on small molecules in human health and ag-chemicals, such as herbicides and insecticides, in agriculture. The GeneRator AI engine is mainly applied for the discovery and development of medical cannabis products in human health and improved seed traits in agriculture.

Evogene continuously evaluates new substantial industries with well-recognized development roadblocks for which we can leverage our capabilities and assets for the development of next-generation products. We will select the most suitable markets to focus on, based on a number of criteria, including (i) market size; (ii) a well-recognized, unmet need for next-generation products; (iii) an understanding of the scientific or technical roadblocks that challenge others from developing next-generation products; and (iv) most importantly, the expectation that our technological engines and unique approach can provide a significant competitive advantage in addressing these roadblocks.

Subsidiaries

As described above, since 2015, Evogene has utilized its three engines to develop various product types through dedicated divisions and subsidiaries. In human health, we formed Biomica for microbiome-based therapeutics and Canonic for medical cannabis products. In agriculture, we established Lavie Bio for ag-biologicals and AgPlenus for ag-chemicals. Additionally, in other industries, we established Casterra to develop agricultural solutions for castor oil production.

Revenues

During 2023, except for sales of bio-inoculant by Lavie Bio, castor seeds by Casterra and medical cannabis products sales by Canonic, our revenues consisted primarily of payments under a licensing agreement of Lavie Bio with Corteva for bio fungicide lead candidates and an R&D collaboration that AgPlenus is engaged in, in the field of ag-chemicals. A breakdown of our revenues by business activity and geographic markets for each of the last three financial years is provided in “Item 5. Operating and Financial Review and Prospects—Key Performance Indicators—Revenues.” In the future, we expect that we and our subsidiaries will receive milestone payments and royalty revenues under such collaborations, as well as revenues from the sale of end-products or commercialization of product candidates.

In 2023, through our subsidiaries or directly, we expect to continue to develop our product pipelines and initiate new collaborations with an increased focus on strategic relationships for joint product development. We also hope to continue to evolve our organization and to continue to examine new areas in which our technology engines can serve as a competitive advantage and additional value can be created in a relatively short period of time.

Technology highlights

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

We are constantly working to improve and expand our three engines’ capabilities. For example, we are working to improve the GeneRator AI engine through participating in the CRISPR-IL consortium. This consortium, funded by the IIA, aims to develop an artificial intelligence-based system, “Go-Genome”, providing users improved genome-editing workflows. The system aims to provide end-to-end solutions from user interface to an accurate measurement tool and is expected to include the computational design of on-target DNA modification with minimal accidental, off-target modifications, improve modification efficiency and provide an accurate measuring tool to ensure the desired modification was made.

Validation and screening systems

Our experimental technologies include bioassays as well as screening and validation pipelines (i.e., sets of bioassays organized in a cascade of tests). They relate to diverse scientific fields, including molecular biology and biochemistry, microbiology plant tissue culture and plant pathology, in laboratories, greenhouses, and field settings. All processes are accompanied by precise data gathering and are coordinated by pipeline management and quality assurance.

Our validation and screening systems support three key aspects of our research and development approach: first, generating data sets to enable the development and proof of concept of tailored computational modules and their prediction performance evaluation; second, transforming computational-based recommendations to a physical entity output; and third, validating and screening selected product candidates by the relevant scientific teams.

Major Occurrences and Developments

The following are major occurrences and developments in the Company throughout 2023 and through the date of this Annual Report, reflecting advancement in all areas of activity:

Evogene

◾	Horizon grant (May 2023) – Evogene’s Ag-Seed Division was granted €1.2 million through a Horizon grant to develop high carbon dioxide, or CO2, assimilation and drought-tolerant oil-seed crops.
◾
Registered Direct Offering (July 2023) – On July 17, 2023 Evogene entered into a securities purchase agreement with certain institutional investors pursuant to which we sold to such investors, 8,500,000 ordinary shares at $1.00 per share, generating $8,500,000 in gross proceeds.

Lavie Bio

◾	Management change (March 2023) – Mr. Amit Noam assumed the role of Chief Executive Officer of Lavie Bio
◾
Licensing agreement (July 2023) – Lavie Bio entered a licensing agreement with Corteva Agriscience LLC, or Corteva, for bio fungicide lead candidates, granting Corteva exclusive rights to further develop and commercialize these candidates targeting fruit rots and powdery mildew. The agreement includes an initial payment of approximately $5 million, potential future milestone payments, and royalties from Corteva’s sales of the products.

◾	Advancement (November 2023) – Lavie Bio reported advancement in its bio-fungicide program against downy mildew with 2023 field trial results.

Biomica

◾	Financing round (April 2023) – Biomica closed a $20 million financing round led by Shanghai Healthcare Capital.

Casterra

◾	Commercial agreement (January 2023) – Casterra entered into a commercial-scale cultivation agreement with a leading energy company.
◾
Framework agreement (June 2023) – Casterra signed a framework agreement with a ENI Kenya B.V., or ENI, for the sale of castor seeds for sustainable biofuel production, involving initial purchase orders of $9.1 million.

◾	Purchase orders (June 2023) – Casterra received an additional $2.2 million of purchase orders to supply castor seeds for new African territories.
◾	Management change (December 2023) – Mr. Yoash Zohar will be appointed as Chief Executive Officer of Casterra effective as of January 1, 2024.

AgPlenus

◾	Management change (July 2023) –Dr. Adrian Percy was appointed to AgPlenus’ Board of Directors.
◾	Licensing and collaboration agreement (February 2024) – AgPlenus entered into a licensing and collaboration agreement with Bayer AG, for the development of a new sustainable weed control solution.
◾	Management change (February 2024) – Mr. Dan Jacob Gelvan was appointed as Chief Executive Officer effective as of February 19, 2024.

Canonic

◾	New Products (February 2023) – Canonic launched six second-generation cannabis products with higher THC and rich terpene profiles.
◾	(May 2023) – Plantis Agro Ltd. licensed two of Canonic’s proprietary cannabis varieties to expand its offerings in the Israeli market.

Market Segments

Agriculture

Lavie Bio Ltd.

Overview

In 2015, we initiated our activity for developing ag-biological products as a division within Evogene and early in 2019 it was organized under Lavie Bio Ltd., an independent company that upon establishment was wholly-owned by Evogene.

Lavie Bio aims to improve food quality, sustainability and agricultural productivity through the introduction of microbiome-based AI-driven ag-biologicals. Ag-biologicals are externally-applied products from biological sources, such as microbial (micro-organisms) and naturally derived biochemistries, designed to improve crop productivity. A sub-segment within the microbial biologicals is the “microbiome”, the microbial population living close or within the plant or other organisms, such as pests.

Lavie Bio is focused on developing two main types of products: (i) bio-pesticides, which are ag-biologicals for crop protection, addressing biotic stresses such as insects, diseases, and weeds and (ii) bio-stimulants, which are ag-biologicals for crop enhancement, directly impacting crop yield or abiotic stress tolerance.

In August 2019, Corteva invested in Lavie Bio in a transaction that included the exchange of all shares of Corteva’s wholly-owned subsidiary, Taxon Biosciences, along with a $10 million equity investment by Corteva in Lavie Bio in consideration of approximately 28% of Lavie Bio’s equity. The assets of Taxon Biosciences, including, among others, a large microbial collection and a supporting computational platform, were integrated into Lavie Bio’s microbial collection, technology platform and pipeline. In addition, Corteva received certain commercial rights with respect to Lavie Bio’s candidate products, mainly in corn and soy. Corteva and Lavie Bio prioritized certain product programs to be executed by Lavie Bio, and Lavie Bio committed to allocate a certain part of its research and development budget to these programs.

In August 2022, ICL and Lavie Bio entered a multi-year collaboration agreement for developing novel bio-stimulant products to enrich fertilizer efficiency. As part of the collaboration, an affiliate of ICL invested in Lavie Bio $10 million under a SAFE (simple agreement for future equity).

Market

According to the report titled Top Trends in the Agricultural Biologicals Market by Agricultural Biologicals, Biocontrols, Bio fungicides, Bioinsecticides, Bio nematicides, Biostimulants, Biofertilizers, Inoculants, Pheromones, Biological Seed Treatment – Global Forecast to 20261, which is not incorporated by reference into this Annual Report, the market for ag-biological products was estimated at $14.7 billion in 2023, to reach $27.9 billion by 2028. The sales of ag-biological products significantly grew in past years following a shift in growers and consumer preferences to more sustainable and healthier practices, while driving agriculture productivity. The market growth is anticipated to be driven by improvement of the product attributes of ag-biologicals, such as efficacy, stability and commercial viability.

Companies in this market can be generally divided into three groups: (i) major seed and ag-chemical companies, such as BASF, Bayer, Syngenta and Corteva, with internal research and development units dedicated to development of ag-biological products, (ii) small to mid-size biotech companies specializing in ag-biologicals with their own product development programs, and (iii) academic and agricultural research institutions that pursue research activities in the field, typically focusing on early stage activities.

1 https://www.reportlinker.com/p04680744/Top-10-Trends-in-Agricultural-Biologicals-Market-Industry-Global-Forecast-to.html.

Business Model

Lavie Bio has defined two main models for market access:

(i)
Direct sales model – in fragmented markets Lavie Bio expects to complete product development of its products independently, while establishing a tailored market access strategy per specific product and territory, such as commercialization through distribution channels. Under this model, the production of Lavie Bio’s products is achieved through third party toll manufacturers. Revenues may include sales to distributors. Under the direct sales model, Lavie Bio has sold its inoculant Yalos™ (formerly known as Thrivus™) in the U.S. for spring wheat growers.

(ii)
Collaboration model – Lavie Bio offers tailored solutions to potential partners. In this model, Lavie Bio’s partner produces and commercializes the products being developed. Lavie Bio’s revenues in such engagements may include research and development payments, payments upon achievement of development milestones and royalties. The scope of collaboration may differ. The typical model is that Lavie Bio develops a product until it is ready for commercialization, and the partner is responsible for the production and commercialization of the product. This model was used in the agreement with Corteva that was signed in July 2023, where Corteva received a license to Lavie Bio’s bio-fungicide product targeting fruit rots in grapes and other high value crops. Another model is when the collaboration starts in a much earlier development phase, where Lavie Bio would typically commence with candidate strains discovery and development, followed by co-development with the partner towards commercialization. Lavie Bio’s collaboration with ICL is an example of this broader collaboration model.

Product Development Programs

Scientific Approach

Lavie Bio’s approach is focused on ‘Biology Driven Design’ for the discovery, optimization and commercialization of efficacious, consistent and commercially viable microbial-based ag-biologicals. Lavie Bio’s approach is based on converging the plant, microbial and environmental factors to decode their complex interactions in order to enable the amplification of the positive, elimination of the negative and retrieval of lost interactions within the biological system.

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

◾
Discovery: The identification of a candidate microbial strain, or microbial strain teams, having the potential to improve the target trait and the potential to achieve other product requirements such as consistency and commercial viability. A collection of selected microbial candidates is typically tested on the crop(s) of choice in greenhouse screens or limited field experiments for various efficacy, consistency and commercial viability criteria. Candidates that meet the testing criteria are referred to as “Hits”. Typically, based on Lavie Bio’s experience, the duration of the discovery phase is approximately 12-18 months.

◾
Pre-development: Promising Hits are advanced to pre-development phase, in order to further assess and optimize performance criteria such as shelf life stability, efficacy and consistency. Successfully performing microbial candidates are referred to as “Advanced Hits”. Typically, based on Lavie Bio’s experience, the duration of this phase is approximately 12-18 months.

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

Product Development Pipeline

The following table sets forth Lavie Bio’s main product development programs:

Lavie Bio’s first product to reach the market is LAV.211, an inoculant for yield improvement, developed under Lavie Bio’s Bio-stimulants program for spring wheat and marketed under the brand name Yalos™ (formerly known as Thrivus™). Yalos™ was commercially launched for 2022 spring wheat planting within target regions in North Dakota and Minnesota. During the 2024 spring wheat planting season, Lavie Bio expects to expand its geographical footprint to Canada and expand its crop footprint to barley and durum after successful 2023 field trials results.

With respect to its Bio-pesticides program against fruit rots, in October 2022, Lavie Bio announced the submission to the EPA of a registration package for LAV.311, a bio-fungicide targeting fruit rots and powdery mildews. In July 2023, Lavie Bio announced the signing of a licensing agreement with Corteva, as detailed below.

On November 8, 2023 Lavie Bio reported significant progress with its bio-fungicide LAV321. In 2023, Lavie Bio achieved positive results in a series of field trials conducted across Europe and the United States, focusing on assessing LAV321’s efficacy in safeguarding crops against downy mildew and late blight diseases. Trials conducted across Europe achieved an average efficacy rate of ~55-60% against downy mildew in grapes. At Cornell University in New York, LAV321 demonstrated remarkable field trial results with a 97% efficacy rate against leaf disease and 53% against bunch disease. These findings establish LAV321 as a potentially potent solution against fungal diseases, focusing on oomycetes class diseases, including downy mildew, late blight, and other blight diseases, all known for their destructive impact on crop yields.

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

In July 2023, Lavie Bio signed a licensing agreement with Corteva. This agreement grants Corteva perpetual, exclusive rights (subject to reaching certain commercial milestones) to further develop and commercialize the lead bio-fungicide candidates targeting fruit rots and powdery mildew, which were discovered and developed by Lavie Bio. According to the agreement, Lavie Bio is set to receive an initial payment worth approximately $5 million, will be eligible for additional future milestone payments based on obtaining certain patent rights and regulatory approvals, and will be eligible to receive royalties from Corteva’s sales of these future products, subject to certain conditions set forth therein.

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

As part of the collaboration agreement, ICL (through an affiliate company) invested $10 million in Lavie Bio through a SAFE agreement (simple agreement for future equity). Pursuant to the terms of such agreement, the SAFE amount will automatically be converted into shares of Lavie Bio during enumerated events, each subject to certain terms and conditions, to include (i) an equity financing (as such term is defined in the agreement), with such SAFE amount converting into Safe Preferred Shares (as such term is defined in the agreement) at a 20% discount rate, or (ii) a liquidity event (as such term is defined in the agreement), with such SAFE amount converting into shares entitling their holders to receive a portion of proceeds due as part of the liquidity event. The price per share for future conversion is capped at a price reflecting a valuation of $130 million prior to the relevant event. Additionally, ICL is permitted to invest an additional amount prior to, or as part of, the next financing of Lavie Bio, which would allow for ICL to hold up to a maximum interest of 14.29% in Lavie Bio on a fully diluted share capital basis.  If no equity financing occurs within 30 months of the effective date of the agreement, ICL shall be entitled to convert the SAFE amount at a price per share reflecting a valuation of $70 million.

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

Seasonality

Lavie Bio’s sale cycles and R&D activities are dependent on crop seasonality as they are highly dependent on crop growing and harvest periods. For example, the use of Lavie Bio’s inoculant for yield improvement, YalosTM, for spring wheat in North America requires that it be applied to wheat seeds applications in the second quarter of each calendar year, guiding the sales cycles accordingly.

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

Generally, EPA approvals or registrations for new pesticide active ingredients take up to 24 months. Registration processes for state and non-U.S. governments vary amongst jurisdictions and can take 2-to-24 months for state governments – with states such as California and New York taking the longest and up to 36 months or more for non-U.S. governments. To register a crop protection product with the EPA, companies must demonstrate the product is “safe”, when used as directed, to mammals, non-target organisms, endangered species and the environment. To demonstrate the biological pest management product’s safety, required studies must be conducted that evaluate mammalian toxicology, toxicological effects to non-target organisms in the environment (ecotoxicological exposures) and physical and chemical properties of the product. The registration dossier is subject to both scientific and administrative reviews by EPA scientists and management before registration approval. The scientific review involves thorough evaluation of submitted data and completion of risk assessments for human dietary and ecotoxicological exposures. The EPA has the authority to revoke the registration or impose limitations on the use of any of our pest management products if we do not comply with the regulatory requirements, if unexpected problems occur with a product, or if the EPA receives other newly discovered adverse information.

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

Around the globe, the regulatory process for bio-stimulants is significantly accelerated compared to that for bio-pesticides. In the U.S., if plant health products are not used to control pests or do not act as plant (growth) regulators, we do not believe that we need to submit applications for EPA registrations for such products. Products containing microbes of foreign origin may need to be “deregulated” (or determined not to be a plant pest) under the Plant Protection Act by the United States Department of Agriculture, or USDA, Animal and Plant Health Inspection Service, prior to use in field trials or for large scale release.  In the EU, bio-stimulants are currently regulated as fertilizers, and bio-pesticides are regulated and registered as plant protection products.

Our first bio-stimulant product, LAV.211, was registered and is sold in certain U.S. individual states, as it does not require submission to the EPA. We have received the Canadian Food Inspection Agency approval with respect to this product in the second quarter of 2023.

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

Market

According to an article published by Global Market Insite, which is not incorporated by reference herein, the global crop protection chemicals market was estimated at approximately $88.2 billion in 2022 and is expected to grow to over $132 billion by 2032.2 Lack of available solutions for pest control and increasing resistance to existing crop protection solutions lead to a pressing need for novel crop protection products. However, due to current technological limitations and increasing regulatory requirements, the development of crop protection products is lengthy, complicated and expensive.

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

2 https://www.gminsights.com/industry-analysis/crop-protection-chemicals-market#:~:text=Crop%20Protection%20Chemicals%20Market%20was,impact%20crop%20yields%20and%20quality

Business Model

AgPlenus’ business model is based on two commercialization avenues:

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

R&D collaborations – early-stage collaborations, providing a tailored product offering per partner and product type, in order to build long-term research and development relationships and to mitigate the risk associated with building an independent pipeline. A typical collaboration agreement may include upfront payments, R&D payments, payments upon achievement of pre-defined development milestones, and royalties from product sales, which would typically be lower than the royalties under licensing agreements. AgPlenus may use collaboration partners for certain aspects along the development pathway.

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

Product Development Pipeline

The following table sets forth AgPlenus’ main internal product development programs:

In 2023, AgPlenus expanded its pipeline to further include fungicides, in addition to the existing herbicides and insecticides pipelines, thus being capable of taking part in the full approximately $88 billion chemical crop protection market.

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

Bayer AG – Herbicides

In February 2024, AgPlenus entered into licensing and collaboration agreements with Bayer AG, for the development of a new sustainable weed control solution. This agreement grants Bayer an exclusive license for the development and commercialization of products developed within the collaboration. AgPlenus will be entitled to receive an upfront payment, ongoing research funding, milestone payments, and royalties based on future product sales, subject to certain conditions set forth therein.

Intellectual Property

AgPlenus is seeking patent protection for intellectual property rights covering its leading product candidates in main target markets. Currently AgPlenus has three granted patents in Israel, one pending Patent Cooperation Treaty, or PCT, application, and 25 patent applications for these three product candidates across various jurisdictions.

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

Raw Materials

AgPlenus does not significantly rely upon any sources of raw materials for its operations. However, a large supplier of research molecules is Enamine, which is based in Ukraine and has had some limitations in access to molecules since the war in Ukraine. We actively identify multiple contract research organization to minimize this risk.

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

Ag-Seeds Division

Overview

According to a publication of the United Nations3, which is not incorporated by reference herein, the global population will expand to approximately 9.3 billion, pushing food demand up 60%, by 2050. Our seed traits activity is focused on the development of products improving seed traits that have a direct impact on crop productivity through the use of GM and non-GM approaches, aiming to fulfill such growing demand. We mainly target key commercial crops such as corn, soy, wheat, rice, cotton and canola.

The activities of this division are divided into three categories: (i) yield & abiotic stress tolerance – increase crop performance and productivity by enhancing yield, nutrient use efficiency, and tolerance to abiotic stresses such as drought, heat and salinity; (ii) disease resistance – increase crop resistance to diseases such as fungi and nematodes; and (iii) insect control – increase crop tolerance to pests.

In general, we utilize several biotechnology approaches with the goal of improving seed traits, including: (i) genome editing technologies, enabling deletion or modification of specific genomic regions in the crop’s genome without inserting foreign DNA to the plant, (ii) genetic modification of plants, which involves the direct manipulation of a plant’s genome by inserting a gene into the plant’s DNA, and (iii) advanced breeding methods (e.g. genetic markers), whereby plants with favorable characteristics are selectively crossed through genomic-guided breeding schemes.

Market

According to the Global GMO Crops and Seeds Industry (published in January 2023. ID: 5960955) 4, which is not incorporated by reference herein, the global market for GMO crops and seeds, estimated at $65.7 billion in the year 2022, is projected to reach $102 billion by 2030. Additionally, the GMO crops and seeds market in the U.S. is estimated at $17.9 billion in the year 2022, while China, is forecasted to reach a projected market size of $22.7 billion by the year 2030.

Business Model

In the Ag-Seeds division activity, we collaborate with seed companies in the development of improved seed traits. Our partners include recognized seed companies, such as Bayer, as well as regional seed companies such as Tropical Melhoramento & Genética S/A, or TMG. Typically, under these collaborations we perform the discovery phase, during which we discover and validate candidate trait-improving genetic elements. Subsequently, our collaborators, under license from us, test and further develop these discoveries in their product development pipelines, starting Phase I, with the goal of introducing them into commercial crop seeds. For more information on the product development pipeline, please see “— Product Development Pipeline” below.

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

We currently do not generate revenues from our activities in the Ag-Seeds division.

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

We have accumulated substantial scientific knowledge on plant, diseases and insect mechanisms associated with yield, abiotic stress, nutrient use efficiency, disease resistance traits and insect control traits. We have also established proprietary plant, disease and insect validation systems.

3 https://www.un.org/en/chronicle/article/feeding-world-sustainably
4 https://www.reportlinker.com/p05960955/Global-GMO-Crops-and-Seeds-Industry.html

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

Product Development Pipeline

The following table sets forth our key product development programs in the segment of yield and abiotic stress tolerance seed traits under development with our collaborators:

Program	Crop	Technology	Collaborator	Development Phase
1	Corn	GM	Bayer	Phase I – at collaborator under license.
2	Canola and rapeseed	GM	As part of Crop4Clima consortium	Phase I

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

Crop4Clima

In May 2023, we announced that we were awarded a grant as part of the Crop4Clima consortium funded by the EU Horizon’s EIC Transition program. The Crop4Clima project is expected to be executed over 32 months with an overall budget of €2.5 million, of which Evogene was awarded  €1.2 million to cover our estimated costs in this project.

The project’s goal is to develop crops, focusing first on canola and rapeseed seeds, with the ability to increase assimilation of CO2 from the air while requiring less water intake when compared to crops grown under standard agricultural practices, in order to support sustainability goals. Such outcome would support efforts to reduce global warming by using plants with a higher uptake of carbon dioxide accumulation from the atmosphere while enabling the saving of scarce water resources and improved plant tolerance against drought conditions. Furthermore, it is expected that biomass yield per hectare would improve while the plants maintain a high oil content, as demanded by canola-derived products and the biofuel industry.

Other partners in this project include the Max Planck Society, Germany’s leading basic research institution, IN Society, an Italian not-for-profit small-medium enterprises, or SMEs, that analyzes the impact of emerging technologies on society, and Agrobioinstitute, Bulgarian Agricultural Academy institution.

Intellectual Property

In the AgSeeds division, we seek to obtain patent protection for the use of the genes and genetic elements that we identify as linked to desired traits. In certain cases patent protection determines our eligibility to receive royalties for seed traits under the licenses we grant our collaborators. We focus our patent portfolio on key geographical markets (specifically, the United States, Argentina and Brazil) and the plant traits with the highest commercial potential.

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

According to Question and Answers on the regulation of GMOs in the EU, which is not incorporated by reference herein,5 under Directive 2001/18/EC, a company intending to market a GMO must first submit an application to the competent national authority of the respective EU member state, or Member State, where the product is to be first placed on the market. The application must include a full environmental risk assessment. If the national authority gives a favorable opinion on the placing on the market of the GMO concerned, this Member State informs the other Member States via the European Commission. If there are no objections by other Member States or the European Commission, the competent authority that carried out the original evaluation grants the consent for placing the product on the market. The product may then be placed on the market throughout the EU in conformity with any conditions required in that consent. If objections are raised and maintained, a decision has to be taken at EU level. The European Commission first asks for the opinion of its scientific panels composed of independent scientists, highly qualified in the fields associated with medicine, nutrition, toxicology, biology, chemistry, or other similar disciplines. The European Food Safety Authority provides the relevant panels for this purpose. If the scientific opinion is favorable, the European Commission then proposes a draft legislative decision to the Regulatory Committee composed of representatives of Member States for an opinion. If the Regulatory Committee gives a favorable opinion, the European Commission adopts the decision. If not, the draft decision is submitted to the Council of Ministers for adoption or rejection by qualified majority. If the Council does not act within three months, the Commission shall adopt the decision. During the notification process, the public is also informed and has access to the publicly available data. For experimental releases, notifications are examined and consent is granted as appropriate by the authorities of the Member State in which the release is to be conducted.

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

5 https://ec.europa.eu/commission/presscorner/detail/en/MEMO_04_102

Raw Materials

Our AgSeeds division does not significantly rely upon any sources of raw materials for our operations.

Seasonality

 Our R&D activities in the AgSeeds division are dependent on crop seasonality as they are highly dependent on crop growing and harvest periods. For example, field trials that we conduct are dependent on the growing season of the specific crop in the specific territory.

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

Biomica focuses on the development of human-microbiome based therapies utilizing either rationally-designed microbial consortia or small molecule approaches for (i) immuno-oncology (ii) gastrointestinal inflammatory, or GI, related disorders, and (iii) antimicrobial resistance, or AMR, an antibiotic resistant bacteria.

On April 27, 2023, we announced the closing of $20 million financing round by Biomica, led by a $10 million investment from SHC, with an additional $10 million invested by Evogene. SHC is a leading Chinese private equity fund, based in Shanghai and focused on biotech and healthcare investments globally. The fund is managed by SIIC Capital, with Shanghai Pharma as one of the founding and strategic limited partners.

The proceeds from this financing are expected to enable Biomica to continue developing its pipeline of microbiome-based therapeutics. Biomica plans to use the proceeds to complete its current BMC128 phase 1 immuno-oncology study and advance to phase 2 clinical trial, scale up and complete good manufacturing practice, or GMP, production of BMC333 in preparation for a phase 1 clinical trial for the treatment of IBD; as well as advance additional programs.

Market

Biomica’s product development is currently focused in three main markets:

Immune-Oncology

In oncology, checkpoint inhibitor antibodies, including those targeting the programmed cell death protein/ligand 1, or PD-1/PD-L1 pathways, block the tumor’s ability to suppress the immune response. They have significantly improved the treatment of many cancers. The cancer immunotherapy market size was estimated at $85.6 billion in 2020 and is expected to reach a market size of $309.7 billion by 2030 according to a report published in July 2021 by Allied Market Research6, which is not incorporated by reference herein.

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

6 https://www.alliedmarketresearch.com/cancer-immunotherapy-market

GI related disorders

◾
Irritable Bowel Syndrome (IBS) is a common disorder that affects the large intestine. Signs and symptoms include cramping, abdominal pain, bloating, gas, and diarrhea or constipation, or both. It is estimated that the total market for IBS reached $1.5 billion in 2018, with 45 million patients in the U.S. alone and is expected to reach $3.3 billion in 2026, according to a report titled “Irritable Bowel Syndrome Treatment Market Size, Share & Analysis Report By Type,” the 2019-2026 segment and an article in PR Newswire, dated July 23, 2019[7], both of which are not incorporated by reference herein. Existing drugs for IBS mainly treat the symptoms of the condition, leaving patients exposed to cycles of remission and relapse that characterize this chronic condition.

◾
IBD is a group of GI diseases, mainly comprised of Ulcerative colitis and Crohn’s disease. IBDs cause long term chronic as well as severe inflammation in the gastrointestinal tract without any known cause. According to the Centers for Disease Control and Prevention, or CDC, in 2015 an estimated 3.1 million people (1.3% of the entire population) in the United States were diagnosed either with Crohn’s disease or with Ulcerative Colitis. According to a report published by Allied Market Research in July 2022, which is not incorporated by reference herein, the global IBD drug market size was valued at $21 billion in 2021, and is projected to reach $34.5 billion by 2031, growing at a compound annual growth rate, or CAGR, of 5.1% from 2022 to 2031[8].

AMR (antimicrobial resistance)

◾
Clostridium Difficile Infection (CDI) – The U.S. Centers for Disease Control and Prevention in a report titled “Antibiotic Resistance Threats In The United States” published in December 2019[9], which is not incorporated by reference herein, has identified CDI as one of the most urgent antibiotic-resistant bacterial threats in the United States. CDI is most often caused by the use of broad-spectrum antibiotics which induce dysbiosis of the microbiome causing susceptibility to infection by C. difficile, a spore forming bacterium. It is the most common cause of hospital acquired infection in the United States.

According to “Antibiotic Resistance Threats In The United States” a report published by U.S. Centers for Disease Control and Prevention in December 2019, which is not incorporated by reference herein, CDI is responsible for the deaths of approximately 13,000 Americans each year. Based on this report, the incidence of CDI in the U.S. was estimated to be 223,900 cases in hospitalized patients in 2017. According to an article from GlobalData on July 24, 2017, which article is not incorporated by reference herein, CDI space across the seven major markets of the U.S., France, Germany, Italy, Spain, the UK and Japan is set to grow from just under $630 million in 2016 to almost $1.7 billion by 2026, representing a compound annual growth rate of 10.2%10.

◾
Methicillin-Resistant Staphylococcus Aureus (MRSA) – One of the most common Staphylococcus aureus infections is caused by MRSA, which is a multi-drug resistant bacterium, responsible for several difficult-to-treat infections in humans, leading to tens of thousands of annual cases of mortality in the U.S. MRSA is the leading causative agent for hospital acquired infections and has recently been documented as community-acquired as well as livestock-acquired. Current medical treatments include broad spectrum antibiotics that are becoming increasingly ineffective. Bloomberg estimates according to a report published on September 24, 2019, which is not incorporated by reference herein, that the current MRSA market was valued at approximately $922 million in 2018 and is projected to reach over $1.3 billion by 2026[11].

7 https://www.prnewswire.com/news-releases/ibs-treatment-market-size-worth-3-3-billion-by-2026--cagr-10-1-grand-view-research-inc-300889180.html

8 https://www.alliedmarketresearch.com/inflammatory-bowel-disease-drugs-market

9 https://www.alliedmarketresearch.com/inflammatory-bowel-disease-drugs-market

10 https://www.globaldata.com/media/press-release/global-clostridium-difficile-infections-market-approach-1-7-billion-2026/#:~:text=The%20Clostridium%20difficile%20infections%20(CDIs,according%20to%20GlobalData%2C%20a%20recognized

Competition

The biotechnology and pharmaceutical industries are characterized by rapid growth and a dynamic landscape of proprietary therapeutic candidates. The development and commercialization of new drug and biologic products is highly competitive and is characterized by rapid and substantial technological development and product innovations. While we believe that our computational platform and microbial drug candidates, coupled with our resources and industry expertise, give us a competitive advantage in the field, we face competition from a variety of institutions, including larger pharmaceutical companies with more resources. Specialty biotechnology companies, academic research institutions, governmental agencies, as well as public and private institutions are also potential sources of competitive products and technologies.

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

11 https://www.bloomberg.com/amp/press-releases/2019-09-24/global-methicillin-resistant-staphylococcus-aureus-mrsa-drugs-market-to-surpass-us-1-3-billion-by-2026

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

Product Development Pipeline

Immune-Oncology

BMC128 is a rationally designed microbial consortium identified and selected through a detailed functional microbiome analysis using PRISM, a proprietary high-resolution microbiome analysis platform powered by MicroBoost AI tech engine. Developed as a Live Bacterial Product, or LBP, BMC128 is an LBP consortium comprised of four unique bacterial strains, natural inhabitants of the human intestinal tract, that harbor specific functional capabilities with the potential to enhance immunological therapeutic responses and facilitate anti-tumor immune activity through multiple biological processes. Rationally-designed consortia are multi-strain products designed to restore diversity and specific functionality to a host's microbial community with individually selected, cultured bacteria.

In August 2023, Biomica announced the opening of a second site at The Davidoff Cancer Center for its ongoing Phase I clinical trial of its immuno-oncology drug candidate, BMC128. The trial aims to assess the safety and tolerability of BMC128 in combination with immune checkpoint inhibitor  immunotherapy, Bristol Myers Squibb’s Opdivo®, for the treatment of refractory patients with non-small cell lung cancer, melanoma, or renal cell carcinoma. The Davidoff Center for the Treatment and Research of Cancer is situated at Beilinson Hospital, Rabin Medical Center.

Biomica established its first site at the Rambam Health Care Campus, where the first patient was dosed in July 2022 in the Phase I study of its Microbiome-Based immuno-oncology drug. On January 17, 2024 Biomica announced that the final patient has been enrolled in its Phase I clinical trial.

 GI Disorders

In the IBD program, BMC333 is an optimized consortium, which consists of four bacterial strains derived from Biomica’s BMC321 and BMC322 (rationally-designed consortia that were identified using Biomica’s computational analysis and predictive capabilities designed with specific emphasis on the anti-inflammatory activity of these strains and their potential as novel therapeutic modality for IBD). During 2023, Biomica conducted additional pre-clinical trials supporting reduction of inflammation following treatment with BMC333, demonstrating BMC333’s ability to significantly reduce intestinal tissue damage resulting from inflammation in various animal models. During 2023, Biomica initiated scale-up development of BMC333. During 2024, Biomica plans to continue with the scale-up development in preparation for GMP clinical batch production of BMC333.

In the IBS program, Biomica utilizes proprietary data from several clinical trials conducted in the U.S. to develop a novel microbiome-based drug candidates, BMC426/7. On July 19, 2023, Biomica reported interim positive results from pre-clinical studies in its IBS program. The pre-clinical work was performed in collaboration with the lab of Prof. Kara Gross Margolis, Associate Director for Clinical and Translational Research for the New York University Pain Research Center and an Associate Professor in the Department of Molecular Pathobiology in the NYU College of Dentistry and the Department of Pediatrics at NYU Grossman School of Medicine. In these studies, Biomica tested two candidate therapeutic consortia of live bacterial strains, BMC426 and BMC427. Treatment with these drug candidates effectively reduced visceral pain, a major symptom of IBS. Additional preclinical work is expected to take place during 2024 in the IBS program.

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

Both programs are currently at the discovery stage and expected to advance to optimization phase and later potentially to first proof-of-concept preclinical studies during 2024.

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

In the United States, the FDA regulates drug and biologic products under the FFDCA, its implementing regulations and other laws, including, in the case of biologics, the Public Health Service Act. Biomica’s product candidates are subject to regulation by the FDA as biologics. Biologics require the submission of a biologics license application, or BLA, and approval by the FDA before being marketed in the United States.

The process required by the FDA before Biomica’s biologic product candidates may be marketed in the United States generally involves the following:

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

Government Regulation of Product Candidates

The development of therapeutic products targeting the underlying biology of the human microbiome is an emerging field, and it is possible that the FDA and other regulatory authorities could issue regulations or new policies in the future affecting our microbiome therapeutics that could adversely affect Biomica's product candidates. All of Biomica's product candidates are based on microbiome therapy, a therapeutic approach that is designed to treat disease by restoring or providing the targeted functions to a dysbiotic microbiome. Biomica has not received regulatory approval for an oral therapeutic based on this approach. To our knowledge, only one company received such regulatory approval as of the date of this Annual Report.

Canonic Ltd.

Overview

In April 2019, we announced the establishment of Canonic, a wholly-owned subsidiary, focusing on the development and commercialization of precise and stable medical cannabis products for better therapeutic effects using computational biology. In October 2021, Canonic began the commercialization of its first products in Israel. We have made some recent structural changes to lower our overall expenses. We have cancelled Canonic’s licenses to conduct R&D and cultivation activities, reduced its workforce and plan to transfer its operations to a third party. During 2024, we plan to cease our activity in the medical cannabis field through Canonic.- Please see “Item 3.D. Risk Factors– "We have a history of operating losses and negative cash flow, and we may never achieve or maintain profitability."

Product Development Pipeline

In October 2021, Canonic began the sale of its first MetaYield products, part of G-innovation series in Israel. In October 2022 Canonic began the sales of its second generation MetaYield products, the 'high-bred' series in Israel. During 2023, the following products were sold by Canonic:

•	Synergy - marketed under the T20/C4 category (16%-24% THC 0%-7% CBD), as defined by the Israeli Ministry of Health;
•	Combo - marketed under the T20/C4 category (16%-24% THC 0%-7% CBD), as defined by the Israeli Ministry of Health;
•	Mash Kush - marketed under the T20/C4 category (16%-24% THC 0%-7% CBD), as defined by the Israeli Ministry of Health;
•	Mosaic - marketed under the T20/C4 category (16%-24% THC 0%-7% CBD), as defined by the Israeli Ministry of Health;
•	Two Stars - marketed under the T20/C4 category (16%-24% THC 0%-7% CBD), as defined by the Israeli Ministry of Health; and
•	Blend Kush - marketed under the T20/C4 category (16%-24% THC 0%-7% CBD), as defined by the Israeli Ministry of Health.

In addition, Canonic sold three products which were developed by third parties:

•	Two Aces - marketed under the T20/C4 category (16%-24% THC 0%-7% CBD), as defined by the Israeli Ministry of Health;
•	Southside - marketed under the T20/C4 category (16%-24% THC 0%-7% CBD), as defined by the Israeli Ministry of Health.
•	Tango – marketed under the T20/C4 category (16%-24% THC 0%-7% CBD), as defined by the Israeli Ministry of Health.

During 2023, Canonic continued with the development of third generation products under the MetaYield family. During 2024, these products will be sold by third parties under collaboration agreements detailed below.

Key Agreements

Collaboration Agreement – Plantis

In March 2023, Canonic entered into an agreement with Plantis Agro Ltd., or Plantis, a licensed Israeli medical cannabis cultivator, pursuant to which Plantis will grow and sell certain proprietary cannabis varieties from Canonic in consideration for royalties.

Collaboration Agreements – Evergreen

On October 1, 2023, Canonic entered an agreement with Evergreen Solomon Pharma Ltd., or Evergreen, a licensed Israeli medical cannabis cultivator, pursuant to which Evergreen will offer its varieties to Canonic and should Canonic choose to do so it will purchase these varieties and offer them for sale in Israel, under Canonic’s brand.

On October 4, 2023, Canonic entered an agreement with Evergreen, pursuant to which the parties will collaborate in the production and distribution of products derived from the medical cannabis varieties of Canonic under a joint brand.

Casterra Ag Ltd.

Overview

Our activities related to castor seeds were initiated in 2007 and in 2012 were organized under a wholly owned subsidiary, currently named Casterra Ag Ltd. Casterra focuses on the development of an integrated solution for castor cultivation, including advanced non-GMO high-yielding castor seed varieties, growth protocols, and compatible agricultural machinery. Casterra’s main target markets are the Africa region and Brazil, where large scale castor agriculture and industry are well established, and it is also active in other selected markets. During 2023, Casterra increased the sales of its products, and also increased its production capabilities and manpower.

Market

Castor beans are grown today for their high-quality oil, which is used for the production of biobased products such as: bio-diesel, bio-polymers and lubricants for various industries such as the cosmetics, electronics, automotive and aerospace industries. Currently treated as a “low-tech” crop in its key production areas around the world (for example, in India the castor bean is grown using traditional techniques such as hand picking), according to industry estimations, the castor oil extracted from the castor bean plant may hold great promise as an input for industrial markets.

The global biodiesel market size was estimated at $36.48 billion in 2022 and it is expected to hit around $79.12 billion by 2032, expanding at a notable CAGR of 8.1% from 2023 to 203212. In current industry practice, biodiesel is based on a mix of about 93-95% fossil oil and 5-7% non-fossil oil from plants or other sources. The demand for plant oil for biodiesel could increase either by growth of the biodiesel segment in the regular diesel market and/or by an increase in the percentage of plant oil used in the biodiesel mix.

Competition

Casterra’s competition includes a few relatively small companies that supply castor seeds to growers worldwide. During 2021, Casterra improved its competitive advantage by developing a proprietary dehulling machine for castor grain.  Farmers who use Casterra’s castor seed varieties gain access to Casterra’s dehulling machine.

Business Model

Casterra’s business model is to sell proprietary improved castor seed varieties, together with targeted agro-technical growth protocols, to castor growers. These seed varieties and growth protocols are adapted and targeted to localized characteristics. Casterra’s offering includes high yielding varieties with plant structure suitable for mechanized harvest, best practices for large-scale castor growing, and advanced compatible mechanical dehulling solutions.

Key agreements

Growing Services Agreement with Titan Castor Farms Limited

On June 27, 2023, Casterra entered into a Growing Services Agreement with Titan Castor Farms Limited, or Titan, pursuant to which Titan will provide the following services, on a statement of work basis: planning, growing, data collections, harvesting, dehulling, packaging and will serve as exporter.  Titan will receive a consideration per each clean dehulled and packed kilogram of seeds.

Growing Services Agreement with Carlos Antonio Menezes Leite

In June 2023, Casterra entered into a Growing Services Agreement with Carlos Antonio Menezes Leite, or Carlos, pursuant to which Carlos will provide the following services, on a statement of work basis: planning, growing, data collections, harvesting and packaging.  Calos will receive a consideration per each seed kilogram.

Master Supply Agreement with ENI

On June 21, 2023, Casterra announced that it has entered into a master supply agreement with ENI to sell its castor seeds for sustainable biofuel production, with initial purchase orders of $9.1 million.

On July 3, 2023, Casterra announced an additional $2.2 million of purchase orders to supply castor seeds during 2023, for new African territories.

Intellectual Property

Casterra’s policy is to register 'Breeders rights' over relevant castor varieties, in destination territories. As of the date of this Annual Report, Casterra has registered several of its varieties in Brazil and Argentina. In addition, Casterra filed a patent application with respect to the dehulling machine it developed.

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

12 https://www.precedenceresearch.com/biodiesel-market

Government Regulation of Product Candidates

All seed production designated for export to Casterra's partners is subject to field and warehouse inspection by the regulator in the country of destination for compliance with the local regulations, including sampling and inspection for pests and diseases (phytosanitary inspection).

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

The legal name of our company is Evogene Ltd. and we are organized under the laws of the State of Israel. As of the date of this Annual Report, we hold directly and indirectly the percentage indicated of the issued and outstanding capital stock of the following significant subsidiaries:

Name of Subsidiary	Jurisdiction	Ownership Interest
AgPlenus Ltd.	Israel	98.3% (1)
Biomica Ltd.	Israel	75.8% (2)
Canonic Ltd.	Israel	100%
Casterra Ag Ltd. (formerly known as Evofuel Ltd.).	Israel	100%
Lavie Bio Ltd.	Israel	70.7% (3)(4)

(1)	The remaining 1.7% of AgPlenus Ltd.’s issued and outstanding share capital is held by AgPlenus’ former Chief Executive Officer and current director as a result of exercise of options.
(2)
The remaining 24.2% of Biomica Ltd.’s issued and outstanding share capital is held by: (i) SHC, who holds 22.7%, and (ii) Biomica's Chief Technology Officer, who holds 1.5%. For more information see “Item 4.B. Information on the Company—Business Overview—Market Segments—Human Health—Biomica Ltd.—Overview”.

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

We perform most of our testing in plants, or in-planta testing, at our “Greenhouse Research Center”, located on two adjacent lots that we lease outside Rehovot, which also hosted Canonic’s cannabis R&D facility. The first lease covers approximately 13,500 square meters (approximately 145,000 square feet) of land, and expires on July 21, 2025, and we hold an option to renew such lease for an additional 36-month period. The second lease covers approximately 10,000 square meters (approximately 108,000 square feet) of land and expires on May 14, 2026, and we hold an option to renew such lease for an additional 24-month period.

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

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with our consolidated financial statements as of, and for the year ended, December 31, 2023 and related notes and the information contained elsewhere in this Annual Report. Our financial statements have been prepared in accordance with IFRS as issued by the IASB. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information—D. Risk Factors” and “Special Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

Summary

Evogene has five main subsidiaries, each focused on a different type of product and target market. Each subsidiary has its own board of directors, management team, scientific advisory board, research and development, or R&D, and business development teams that focus on developing its own pipeline and go-to-market activities. At the same time, each subsidiary benefits from using Evogene’s technology under an exclusive license from Evogene to use the CPB platform’s discovery and development engines that are relevant to the subsidiary’s field of activity. The terms of these licenses provide that the subsidiary owns the discoveries and product candidates that result from the utilization of the CPB platform, while Evogene retains all rights to the CPB platform itself. According to the characteristics of the end-market, the subsidiaries can decide to commercialize their products independently or in collaboration with partners.

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

Key Performance Indicators

Revenues

Our revenues are principally derived from research and development payments under our collaboration and licensing agreements and related arrangements with our collaborators. Some of our agreements with collaborators also provide for success-based payments, such as milestone payments paid by our collaborators upon the occurrence of certain specified events and royalty revenues based on the sales or transfer of products our collaborators develop that contain, or are based on, our discoveries, which we license to them. We have not yet generated revenues from royalty payments. In October 2021, Canonic, our subsidiary in the field of medical cannabis, began the commercialization of its first products to pharmacies and distributors in Israel. In June 2023, Casterra, our subsidiary that focuses on the development and sale of proprietary improved castor seed varieties, announced that it signed a framework agreement with ENI for the sale of castor varieties at a commercial scale for biofuel production. Under this agreement, Casterra received an order totaling $9.1 million. In addition, during June 2023 Casterra received an additional order totaling approximately $2.2 million to supply castor seeds.

Breakdown of Revenues by Operating Segment:

The following table presents a breakdown of net revenues by operating segment for the periods indicated.

Operating Segment:	2023	2022	2021
	(U.S. dollars, in thousands)
Agriculture	$3,791	$876	$628
Industry	1,075	72	40
Human	487	513	183
Unallocated	287	214	79
Total	$5,640	$1,675	$930

Geographical Breakdown of Net Revenues

The following table presents net revenues by geographic breakdown of customers as a percentage of our total net revenues for the periods indicated. This data refers to the location of the customer and does not take into consideration the location of the end-user (to the extent it is different).

Geographical Region:	2023	2022	2021
United States	65%	51%	56%
Israel	16%	45%	38%
Brazil	-	-	2%
Other	19%	4%	4%
Total	100%	100%	100%

Cost of Revenues

Cost of revenues primarily consists of development costs incurred in conjunction with our collaborations, which include: salaries and related personnel costs for our research and development employees working on the collaborations; payments to third party suppliers and producers; and the cost of disposable materials (such as seeds, laboratory supplies, fertilizer, water and soil), expenses related to retaining advisors, who primarily consist of biological experts and subcontractors related to medical cannabis production.

Operating Expenses

Research and Development Expenses, net: Research and development expenses primarily consist of costs related to our internal or independent research and development activities, as opposed to development costs incurred in connection with our collaborations (which are included in cost of revenues). These independent activities of ours include the further development of our product pipeline, enhancement and expansion of our CPB platform and improvement of our computational, scientific and validation technologies, know-how and capabilities used by our subsidiaries and product divisions. Research and development costs include: salaries and related personnel costs (including share-based compensation); payments to third party suppliers and subcontractors, including scale-up development of GMP batch production of drug candidate, field-trials and pre-clinical studies carried out by third parties; cost of disposable materials; expenses associated with participation in professional conferences; operational overhead costs, which include costs related to leasing and operating our office, laboratory facilities and greenhouses; depreciation of property, plant and equipment; and amortization of intangible assets. Expenses related to our intellectual property, such as legal and other costs associated with patent applications, are also included as research and development expenses. We expect that our research and developments expenses will increase during 2024 due to the expected advancement in the pipeline of our subsidiaries and expansion in our product development activities.

Sales and Marketing Expenses: Sales and marketing expenses consist of costs primarily related to commercialization activities of our subsidiaries for product launch and maintaining our relationships with our collaborators and establishing new collaborations. These costs include salaries and related personnel costs (including share-based compensation) and expenses related to legal and professional services. We expect our sales and marketing expenses will remain at the current level during 2024.

General and Administrative Expenses: General and administrative expenses mainly consist of salaries and related personnel costs (including share-based compensation) for our general and administrative employees; legal, D&O liability insurance, and professional services; expenses related to HR activities and employee benefits and welfare; expenses for consulting; and other expenses associated with being a U.S. publicly listed company. We expect that our general and administrative expenses will remain at the current level during 2024.

Financing Income and Expenses

Financing income primarily consists of interest income on our cash bank deposits and securities and foreign currency exchange income.

Financing expenses primarily consist of foreign currency exchange expense; expenses related to a revaluation of the marketable securities we held, which consist of money market funds, corporate bonds and government treasury notes; interest expense for our operating lease liability; expenses related to a revaluation of outstanding convertible amount of $10 million invested in our subsidiary Lavie Bio under a SAFE agreement with ICL; and expenses related to bank charges and commissions. The interest due on government grants is also considered a financial expense and is recognized beginning on the date on which we receive the grant until the date on which the grant is expected to be repaid.

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carryforward tax losses totaling approximately $209 million as of December 31, 2023, to be carried forward indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel for the foreseeable future, until we have taxable income after the full utilization of our carryforward tax losses.

Our U.S. subsidiaries, Evogene Inc., Lavie Bio Inc., Lavie Bio Tech Inc., Taxon Biosciences Inc.  and AgPlenus Inc. are subject to U.S. income taxes. In 2023, the tax rates applicable to those companies were approximately 21% and 3.41% (federal tax and state tax, respectively, where those companies operate).

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

◾	Human Health: our human health segment focuses mainly on discovery and development of human microbiome-based therapeutics (through our subsidiary Biomica).

◾	Industrial Applications: our industrial applications segment focuses on the development and commercialization of improved castor bean seeds for industrial uses (through our subsidiary Casterra).

The following table presents our revenues and operating loss by segment for the periods presented:

	Agriculture	Industrial Applications	Human Health	Unallocated	Total
	(in thousands)
Year ended December 31, 2023
Revenues	$3,791	$1,075	$487	$287	$5,640
Operating loss	$(11,100)	$(39)	$(10,349)	$(5,020)	$(26,508)
Year ended December 31, 2022
Revenues	$876	$72	$513	$214	$1,675
Operating loss	$(12,256)	$(220)	$(8,875)	$(5,590)	$(26,941)
Year ended December 31, 2021
Revenues	$628	$40	$183	$79	$930
Operating loss	$(12,248)	$(169)	$(10,087)	$(8,449)	$(30,953)

A.	Operating Results

The following table sets forth our overall results of operations (on an unsegmented basis) for the years ended December 31, 2021, 2022, and 2023. The below discussion of our results of operations omits a comparison of our results for the years ended December 31, 2021 and 2022. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Comparison of Period-to-Period Results of Operations” in our Annual Report on Form 20-F for the year ended December 31, 2022, which we filed with the SEC on March 30, 2023.

	2023	2022	2021

Consolidated Statements of Comprehensive loss:
(U.S. dollars, in thousands)
Revenues	$5,640	$1,675	$930
Cost of revenues	1,692	909	767
Gross profit	3,948	766	163
Operating expenses (income):
Research and development, net	20,777	20,792	21,125
Sales and marketing	3,611	3,933	2,738
General and administrative	6,068	6,482	7,253
Other income	-	(3,500)	-
Total operating expenses, net	30,456	27,707	31,116
Operating loss	(26,508)	(26,941)	(30,953)
Financing income	1,486	516	1,935
Financing expenses	(965)	(3,329)	(1,414)
Loss before taxes on income	(25,987)	(29,754)	(30,432)
Taxes on income (tax benefit)	(33)	90	13
Loss	$(25,954)	$(29,844)	$(30,445)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our total revenues increased by approximately $3.9 million, or 229.4%, to approximately $5.6 million for the year ended December 31, 2023 from $1.7 million for the year ended December 31, 2022. The increase in revenues was primarily due to $2.5 million generated by Lavie Bio in the frame of its collaboration with Corteva, as well as revenues recognized from Casterra's sale of castor seeds.

Cost of Revenues

Cost of revenues increased by approximately $0.8 million, or 88.9%, to approximately $1.7 million for the year ended December 31, 2023 from $0.9 million for the year ended December 31, 2022. The increase was primarily related to an increase in the revenues recognized from Casterra's sale of castor seeds.

Gross Profit

Gross profit increased by approximately $3.1 million, or 387.5%, to approximately $3.9 million for the year ended December 31, 2023 from $0.8 million for the year ended December 31, 2022, due to the combined impact of changes in our revenues and cost of revenues, as described above.

Operating Expenses

Research and Development Expenses, Net. Research and development expenses remained steady at approximately $20.8 million, in line with 2022 figures. Key drivers of R&D expenditure throughout 2023 included the activities of Lavie Bio and the development efforts of Biomica.

Sales and Marketing Expenses. Sales and marketing expenses decreased by approximately $0.3 million, or 7.7%, to approximately $3.6 million for the year ended December 31, 2023 from approximately $3.9 million for the year ended December 31, 2022.

General and Administrative Expenses. General and administrative expenses decreased by approximately $0.4 million, or 6.2%, to approximately $6.1 million for the year ended December 31, 2023 from approximately $6.5 million for the year ended December 31, 2022. The decrease was mainly attributed to the decrease of the costs of directors’ and officers’ insurance.

Other Income. The amount of $3.5 million for the year ended December 31, 2022 was received from Bayer under their joint seed traits collaboration agreement with Evogene, as part of a restructuring and release of the patent filing, prosecution, and maintenance obligations under the collaboration, as further described in “Item 4.B. Business Overview – Ag Seed Division”.

Financing Income and Expenses

Foreign currency and exchange risk

A significant portion of our expenses is denominated in currencies other than the U.S. dollar. The Company is therefore subject to non-U.S. currency risks and non-U.S. exchange exposure, especially the NIS. A significant portion of our operating costs are in Israel, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and other currencies. Furthermore, we anticipate that a significant portion of our expenses will continue to be denominated in NIS. We do not hedge against currency risk through the use of forward currency contracts or other financial instruments. See “Risk factors—Risks Relating to Our Incorporation and Location in Israel-Exchange rate fluctuations between the U.S. dollar and the NIS may negatively affect our financial results.” Exchange rates can be volatile and a substantial change of foreign currencies against the U.S. dollar could increase or reduce the Company’s expenses and net loss and impact the comparability of results from period to period. The appreciation (devaluation) of the NIS in relation to the U.S. dollar amounted to (13.2%) and (3.1%)  as of December 31, 2022, and 2023, respectively.

Financing Income. Financing income increased by approximately $1.0 million, or 200%, to approximately $1.5 million for the year ended December 31, 2023 from approximately $0.5 million for the year ended December 31, 2022. This increase was mainly attributable to interest income compared to the previous year.

Financing Expenses. Financing expenses decreased by approximately $2.3 million, or 69.7%, to approximately $1.0 million for the year ended December 31, 2023 from $3.3 million for the year ended December 31, 2022. This decrease was primarily attributable to U.S. Dollar and NIS exchange rate differences between periods and changes in the value of marketable securities compared to the previous year.

Taxes on Income

For the years ended December 31, 2023 and 2022, we recorded insignificant amounts for taxes on income in Israel and an insignificant amount of taxes with respect to U.S. subsidiaries.

Loss

The amount of our overall loss decreased by approximately $3.8 million, or 12.8%, to approximately $26.0 million for the year ended December 31, 2023, from $29.8 million for the year ended December 31, 2022. This decrease reflected the cumulative effect of all of the above-described line items from our consolidated statements of comprehensive loss.

B.	Liquidity and Capital Resources

Our working capital requirements generally reflect the growth in our business and have historically been provided by cash raised from our investors, payments from our collaborators and government grants. As of December 31, 2023, we had cash, and cash equivalents and short-term bank deposits of approximately $31.1 million, and working capital of approximately $27.5 million, which is calculated by subtracting our current liabilities from our current assets. As of December 31, 2023, we had approximately $4.4 million of outstanding long-term indebtedness related to government grants.

Capital Resources

In 2023, our primary sources of liquidity were cash on hand, proceeds from collaboration and licensing agreements, revenues from the selling of castor seeds and medical cannabis products and proceeds from EU Horizon grant.

Recent Public Offerings of Ordinary Shares

Cantor Controlled Equity OfferingSM Sales Agreement

On January 14, 2021 and February 19, 2021, we entered into Controlled Equity OfferingSM  Sales Agreements, or the January Sales Agreement and February Sales Agreement, respectively, with Cantor Fitzgerald & Co., or the Agent, pursuant to which the Company could offer and sell, from time to time, its ordinary shares, through the Agent in an “at-the-market”, or ATM offering, as defined in Rule 415(a)(4) promulgated under the Securities Act, for an aggregate offering price of up to $28.0 million and $50.0 million, respectively. In February 2021, we completed the sales of ordinary shares under the January Sales Agreement and issued 3,803,594 ordinary shares, with a weighted average selling price of $7.36 per share, resulting in gross proceeds of approximately $28 million. Subsequently we entered into the February Sales Agreement, which was subsequently reduced to approximately $19.5 million. As of December 31, 2023, we sold 1,475,560 ordinary shares with a weighted average selling price of $2.28 per share, resulting in gross proceeds of approximately $3.36 million. As of March 15, 2024, we sold 1,478,760 ordinary shares with a weighted average selling price of $2.27 per share, resulting in gross proceeds of approximately $3.36 million. We are not obligated to make any sales of ordinary shares under the February Sales Agreement and no assurance can be given that we will sell any ordinary shares under such agreement, or, if we do, as to the price or number of such shares that we will sell or the dates on which any such sales will take place. A termination notice was provided to the Agent, and concurrently with this Annual Report we have entered into a new sales agreement with Lake Street Capital Markets, LLC, or Lake Street, for a $7.3 million ATM offering.

Shelf Registration Statement

On February 19, 2021, we filed a shelf registration statement on Form F-3 with the SEC, which became effective on March 3, 2021, under which we may offer and sell from time to time in one or more offerings, our ordinary shares, debt securities, rights, warrants and units having an aggregate offering price of up to $200 million. We registered up to $50 million under this Form F-3 in connection with the February Sales Agreement, which was subsequently reduced to approximately $19.5 million. This shelf registration statement was scheduled to expire on March 3, 2024, and therefore on March 1, 2024, we filed a new shelf registration statement, which we expect to become effective shortly after the filing of this Annual Report, registering up to $200 million of our ordinary shares, debt securities, rights, warrants and units. Because the public float of our ordinary shares is currently less than $75.0 million, we are limited in the amount we can raise during any 12-month period to 1/3 of our public float on the date of sale, which was approximately $7.3 million as of March 20, 2024. This amount may vary according to changes in our share price. We may seek additional capital or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. Following the effectiveness of our new shelf registration statement, we entered into a new sales agreement with Lake Street, as described above.

2023 Registered Direct Offering

On July 17, 2023, we entered into a definitive securities purchase agreement, or the Securities Purchase Agreement, with certain institutional investors (including SilverArc Capital Management, Altium Capital Management, LP and CVI Investments, Inc.), pursuant to which we issued and sold to such investors in a registered direct offering, or the 2023 Offering, 8,500,000 ordinary shares, at a purchase price of $1.00 per share. We received total gross proceeds to us from the offering were $8,500,000. The total net proceeds after deducting placement agent fees and other offering expenses payable by us were $7.855 million.

We also entered into a letter agreement, or the Placement Agency Agreement, with A.G.P./Alliance Global Partners, as sole placement agent, or the Placement Agent, dated July 17, 2023, pursuant to which the Placement Agent agreed to serve as our placement agent in connection with the Offering. We paid the Placement Agent a cash placement fee equal to 7.0% of the gross proceeds received for the ordinary shares sold in the Offering.

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

Biomica Share Purchase Agreement with SHC

On April 27, 2023, we announced the closing of a definitive agreement for a $20 million financing round in Biomica, led by a $10 million investment from SHC, with an additional $10 million invested by Evogene. Following the closing of this transaction, we hold approximately 67% of the share capital of Biomica, while SHC holds 20%, in each case on a fully diluted basis. Information on that transaction is set forth in this Annual Report under “Item 4. Information on the Company— B. Business Overview— Market Segments— Human Health— Biomica Ltd.— Overview” and is incorporated by reference herein.

Collaboration Agreements

Under our R&D collaboration agreements, our revenues typically include R&D funding for activities that we conduct in the collaboration, as well as milestone payments for when the candidates advance in our partners’ pipelines and revenue sharing from the end-product.

Casterra Agreement with ENI

On November 14, 2022, our subsidiary, Casterra, entered into an agreement with a subsidiary of a world leading oil and gas company whereby Casterra will provide its unique castor varieties and its broad know-how in cultivation of castor at a commercial scale for biofuel production. Under the framework of the agreement, the initial focus is the purchase agreement of castor seed varieties from Casterra for growing castor in specific African territories and the provision of technical support. The agreement also allows for the potential for long-term cooperation in castor cultivation between this customer and Casterra, with the potential for expansion into additional territories on the African continent. In November 2023, the agreement was extended until November 1, 2024.

On June 21, 2023, Casterra announced that it entered into a framework agreement to sell seeds of its proprietary castor varieties to ENI for cultivation in specific African territories at a commercial scale for biofuel production. Pursuant to this Agreement Casterra received during June 2023, an order totaling $9.1 million. In addition, during June 2023 Casterra received an additional order totaling approximately $2.2 million for the supply of castor seeds.

Lavie Bio Licensing Agreement for Bio-Fungicides with Corteva Agriscience

On July 14, 2023, Lavie Bio entered into a licensing agreement with Corteva Inc. This agreement grants Corteva perpetual, exclusive rights (subject to reaching certain commercial milestones) to further develop and commercialize the lead bio-fungicide candidates targeting fruit rots and powdery mildew, which were discovered and developed by Lavie Bio. According to the agreement, Lavie Bio received an initial payment worth approximately $5 million in two installments (a first payment of $2.5 million was received during September 2023 and a second payment of $2.5 million was received on March 2024), and will be eligible for additional future milestone payments based on obtaining certain patent rights and regulatory approvals, and will be eligible to receive royalties from Corteva’s sales of these future products, subject to certain conditions set forth therein.

Evogene Ag-Seed Division Awarded €1.2M Horizon Grant

On May 9, 2023, Evogene announced that it has been granted an EU Horizon grant of €1.2 million, to support the creation of oil-seed crops that have high carbon-dioxide assimilation and enhanced drought tolerance. The project, Crop4Clima, has an overall budget of €2.5 million and is expected to be executed over 32 months. In May 2023, Evogene received a pre-financing payment of approximately €0.9 million from the grant mentioned above. This grant follows the successful completion of the FutureAgriculture Consortium's proof-of-concept in 2021, which demonstrated the potential for increased agricultural productivity and environmental sustainability.

Outlook

We expect that our sources of liquidity for 2024 will include cash on hand, proceeds raised from the public offering of our ordinary shares and the exercise of options, proceeds from collaboration and licensing agreements, revenues from the selling of castor seeds, cash held in our bank accounts, including bank deposits, proceeds from grants and other financing transactions, including by our subsidiaries.

In the future, cash may serve us in effecting M&A transactions for achieving inorganic growth in our different segments of operation. We believe that our existing cash as of December 31, 2023, will be sufficient to meet our projected cash requirements for at least 12 months. Nevertheless, in order to accelerate our subsidiaries growth and to strengthen their position as independent companies, we are in different levels of discussions with potential strategic and financial investors towards potential fundraisings, including by our subsidiaries.

Although we have sufficient cash and cash equivalents that we believe will enable us to fund our operations during the next 12-month period, our ability to fund our capital needs depends on our ongoing ability to generate cash from existing and future collaborations, our revenues, and from our ability to raise additional funds. To the extent that existing cash, and cash equivalents are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing. Additional funds may not be available when we need them on terms that are acceptable to us, or at all.

If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

Cash Flows

The following table presents the major components of net cash flows used in or provided by (as applicable) operating, investing and financing activities for the periods presented. For a discussion of our net cash flows for the year ended December 31, 2021, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Cash Flows” in our Annual Report on Form 20-F for the year ended December 31, 2022, which we filed with the SEC on March 30, 2023:

	2023	2022	2021
(U.S. dollars, in thousands)
Net cash used in operating activities	$(21,577)	$(23,678)	$(24,716)
Net cash provided by (used in) investing activities	(4,538)	13,274	(20,566)
Net cash provided by financing activities	18,152	9,343	30,276
Exchange rate differences - cash and cash equivalents balances	(245)	(2,284)	1,102
Decrease in cash and cash equivalents	$(8,208)	$(3,345)	$(13,904)

Cash Used in Operating Activities

Cash used in operating activities for the year ended December 31, 2023 was approximately $21.6 million and primarily reflects our overall loss of approximately $26.0 million, as adjusted downwards to eliminate certain non-cash items that were taken into account in calculating, and that increased, our overall loss, including approximately $1.9 million of share-based compensation expenses, approximately $1.6 million of depreciation expenses, approximately $1.0 million amortization of intangible assets and interest received of approximately $0.9 million. These downwards adjustments to cash used were partially offset by approximately $0.7 million of non-cash net financing income and approximately $0.4 million of changes in asset and liability items, mainly due to an increase in other receivables, partially offset by increase in trade payables and payroll accrual balances.

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

Cash Provided by (Used In) Investing Activities

Cash used in investing activities was approximately $4.5 million for the year ended December 31, 2023. That primarily reflects cash investment in bank deposits of approximately $10.2 million and cash used for the purchase of property, plant and equipment of approximately $0.8 million, offset by approximately $6.9 million of proceeds from the sale of marketable securities, net of net cash invested in the purchase of marketable securities of approximately $0.5 million.

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

Cash Provided by Financing Activities

Cash provided by financing activities was approximately $18.2 million for the year ended December 31, 2023. That was primarily attributable to proceeds from issuance of a subsidiary preferred shares to non-controlling interests of approximately $9.5 million, to the proceeds from issuance of ordinary shares, net of issuance expenses, of approximately $8.4 million and to the net proceeds from government grants of approximately $1.1 million, partially offset by approximately $0.8 million for the repayment of a lease liability.

Cash provided by financing activities was approximately $9.3 million for the year ended December 31, 2022. That was primarily attributable to proceeds from issuance under the convertible SAFE agreement between Lavie Bio and ICL of $10 million, to the net proceeds of government grants of approximately $0.1 million, and partially offset by approximately $0.8 million for the repayment of a lease liability.

Government Grants

Our research and development efforts, including by our subsidiaries, have been financed, in part, through grants from IIA, BIRD, CIIRDF and the EU. From our inception through December 31, 2023, we received grants of approximately $14.0 million (including accrued interest), of which approximately $9.1 million (including accrued interest) are royalty-bearing grants from the IIA and repaid approximately $3.6 million in royalties and an additional approximately $4.9 million in respect of several non-refundable projects. In addition, we have received grants totaling approximately $1 million (linked to the U.S. Consumer Price Index) from BIRD and have repaid approximately $0.5 million, whereas the amount of approximately $0.4 million of grants from BIRD have been cancelled, as we decided to withdraw from the relevant project. We have received grants totaling $2.1 million from the EU, which are not required to be repaid. As of December 31, 2023, we had no active research grants under which we have received funding from the IIA and one active research grant under which we have received funding from the EU Horizon.

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

IIA Grants

Under the Innovation Law, research and development programs that meet specified criteria and are approved by a committee of the IIA are eligible for grants. The grants awarded are typically up to 50% of a project’s expenditures, as determined by the IIA committee and subject to the benefit track under which the grant was awarded. A company that receives a grant from the IIA is typically required to pay 3% royalties to the IIA on income generated from products incorporating know-how developed using that grant (including income derived from services associated with such products), until 100% of the U.S. dollar-linked grant, plus interest at the SOFR, is repaid. Certain benefit tracks do not require payment of royalties.

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

The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to a third party outside Israel is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Innovation Law that is based, in general, on the value of the transferred know-how, multiplied by the amount of grants received from the IIA (including the accrued interest), divided by the total amounts expended by the grant recipient on R&D. To the extent any royalties were paid on account of the grants, such royalties will be deducted from the calculation. The redemption fee is subject to a cap of six times the total amount of the IIA grants, plus interest accrued thereon. If the grant recipient undertakes that for a period of not less than three years, at least 75% of its relevant R&D positions will remain in Israel, then the cap will be reduced to three times (rather than six times) the total liability to the IIA, calculated as set out above.

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

We are required to pay up to 100% of the amount of grants received by us from the IIA, plus interest (see Risk Factors section above for additional information). In addition to paying any royalty due, we must abide by other restrictions associated with receiving such grants under the Innovation Law. Those restrictions may impair our ability to outsource development of products containing our traits, engage in change of control transactions or otherwise transfer our know-how outside of Israel and may require us to obtain the approval from the IIA for certain actions and transactions and pay additional royalties and other amounts to the IIA. We cannot be certain that any approval of the IIA will be obtained on terms that are acceptable to us, or at all. We may not receive the required approvals should we wish to transfer IIA-funded know-how, manufacturing and/or development outside of Israel in the future. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of know-how developed with IIA-funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to IIA. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with the requirements under the Innovation Law may subject us to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings. In addition, the IIA may from time to time conduct royalties audits and such audits may lead to additional royalties being payable on additional products. Such grants may be terminated or reduced in the future, which would increase our costs. IIA approval is not required for the marketing of products resulting from the IIA-funded research or development in the ordinary course of business.

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

In March 2020 and March 2021, Lavie Bio obtained an IIA approval to receive a grant for its third and fourth year programs, respectively, for bio fungicides for mildew in fruit and vegetables. The total approved budgets for each of the third and fourth year programs were NIS 3.9 million (approximately $1.1 million for the third year and approximately $1.2 million for the fourth year). In addition, during October 2022 Lavie Bio obtained an IIA approval to receive a grant for the development of bio fungicide against soil diseases, seed rot, root and stem rot. The total approved budget was approximately NIS 1.9 million (approximately $0.6 million).

In February 2024, Lavie Bio received the Israeli Ministry of Economy approval to be included in the “Smart money” grant program for initial exporting in Canada. The maximum grant amount from this program is approximately $83. Lavie Bio undertook to pay royalties of 3% of yearly revenues above approximately $276 derived from the operation in Canada, up to 100% of the grants received (linked to The Consumer Price Index) and can choose to apply the program retroactively from August 2023.

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

EU Grant

In early 2016, a grant application for a consortium for research in photosynthesis in which we participate within the EU Horizon 2020 Program for Research and Innovation was confirmed. The consortium’s research program is focused on an innovative approach to modulate photosynthesis related pathways aiming to improve photosynthetic efficiency. Beyond us, the consortium includes academic institutions such as the Max Planck Institute of Molecular Plant Physiology and the Institute of Terrestrial Microbiology, the Weizmann Institute of Science, and the Imperial College of Science, Technology and Medicine. Overall, we received a total amount of €0.9 million for our participation in the consortium during the five-year project. In March 2023, a follow up grant of a €1.2 million was confirmed by the Horizon EIC 2022 program to support the creation of oil-seed crops that have high carbon-dioxide assimilation and enhanced drought tolerance. The overall budget under the program is €2.5 million and Evogene’s other partners in the project include the Max Planck Institute. In May 2023, Evogene received a pre-financing payment of approximately €0.9 million from the grant mentioned above. The current project scope’s timeline is expected to be 32 months.

C.	Research and Development, Patents and Licenses, etc.

We continuously invest and have for at least the last three years historically invested, in maintaining the technological capabilities of our CPB platform, which includes tailored ‘big-data’ databases, interconnected data hubs and proprietary analysis and prediction algorithms. We also maintain laboratories, greenhouses and fields for conducting biological validation activities for our computational predictions.

Our ongoing research and development activities are funded mainly by internal resources, collaboration research and development payments and governmental grants. As of December 31, 2023, 92 of our employees, representing approximately 65% of our entire work force, were engaged in research and development on a full-time basis. For more information regarding our research and development activities, intellectual property and licenses, please see “Item 4.B. Information on the Company—Business Overview.”

D.	Trend Information

D&O insurance

Although in 2022 and 2023 there was a decrease in the cost of procuring D&O liability insurance, in recent years we experienced an increase in such cost, resulting from a general increase in the cost of D&O liability insurance for smaller, dual-listed public companies such as us. This general increase has been tied to perceived heightened levels of risk for D&O insurers. Insurers have been increasing their level of compensation, in the form of premiums, which they believe have not been commensurate with the risk being taken by them. In parallel, there has been an increase in the amounts of the deductibles payable by public companies in situations in which an insurable event occurs. If this trend continues, it will increase our operational expenses and have a negative effect on our financial results.

Market Risk

We are exposed to market risk from changes in exchange rates, interest rates and inflation. We therefore continue to closely monitor the macro-economic conditions that result therefrom. We regularly assess the implications of these local and global conditions on our operations, liquidity, cash flow and product candidates and seek to act to mitigate any adverse consequences, to the extent possible, in a commercially reasonable manner, if and when applicable. All of these market risks arise in the ordinary course of business, as we do not engage in speculative trading activities. Except as otherwise addressed herein, such market risks are further discussed in Item 11 of this Annual Report under the section titled “Quantitative and Qualitative Disclosures about Market Risk”.

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our revenues, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Share-Based Compensation

We account for share-based compensation in accordance with the fair value recognition provision of IFRS guidance on share-based compensation. Under these provisions, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Share-based compensation expense was approximately $1.9 million, $1.2 million and $2.6 million in 2023, 2022 and 2021, respectively. We selected the binomial option-pricing model as the most appropriate method for determining the estimated fair value of our share-based compensation. The determination of the grant date fair value of options using an option-pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the estimated period of time that we expect employees to hold their options, the expected volatility of our share price over the expected term of the options (estimated using historical data from prior years, including historical forfeiture rates), share option exercise and cancellation behaviors, risk-free interest rates, expected dividend yields (assumed to be zero as we have historically not paid and do not intend to pay dividends on our ordinary shares) and the price of our ordinary shares. In addition, our compensation expense is affected by our estimate of the number of awards that will ultimately vest. In the future, if the number of equity awards that are forfeited by employees is lower than expected, the expense recognized in future periods will be higher.

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

Fair value of convertible SAFE

In August 2022, ICL and Lavie Bio entered a multi-year collaboration agreement for developing novel bio-stimulant products to enrich fertilizer efficiency. As part of the collaboration, ICL (through an affiliated company) invested in Lavie Bio $10 million under a SAFE. Per IFRS guidance on financial instruments, as conversion upon an equity financing requires the delivery of variable number of shares, the SAFE is accounted for as a liability and measured at fair value. The fair value of the SAFE will be remeasured at the end of each reporting period with any change to fair value recorded within financial expenses in the statements of profit or loss. The fair value is based on the weighted average value of various scenarios assuming Lavie Bio's estimated enterprise value at the valuation date. The enterprise value is calculated using the income approach, whereby the cash flows expected to be generated are discounted to their present value equivalent using a rate of return that reflects the relative risk of the investment, as well as the time value of money. The value of the SAFE assumes the probability of various possible scenarios to which an acceptable option pricing model is applied. The inputs to the model include the enterprise value described above, the conversion price and assumptions regarding the expected volatility and the expected life of each scenario. Financial expenses recorded in 2023 and 2022 due to revaluation of the convertible SAFE were approximately $0.3 million and approximately $0.1 million, respectively.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. In 2023, the corporate tax rate was 23%. Capital gains derived by an Israeli company are generally subject to tax at the prevailing regular corporate tax rate.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report.

Name	Age	Position
Executive officers
Mr. Ofer Haviv	57	President and Chief Executive Officer, Chief Executive Officer of Canonic Ltd.
Dr. Nir Arbel	44	Chief Product Officer
Mr. Yaron Eldad	58	Chief Financial Officer
Dr. Elran Haber	43	Chief Executive Officer of Biomica Ltd.
Mr. Mark Kapel	47	Chief Technology Officer
Mr. Sassi Masliah	45	Vice President Corporate Development
Mr. Eyal Ronen	53	Executive Vice President of Business Development
Mr. Yoash Zohar	57	Chief Executive Officer of Casterra Ag Ltd.
Mr. Amit Noam	42	Chief Executive Officer of Lavie Bio Ltd.
Mr. Dan Jacob Gelvan	59	Chief Executive Officer of Ag Plenus Ltd.
Directors
Ms. Sarit Firon(3)(4)	57	Chairperson of the Board
Mr. Dan Falk(1)(2)(4)	78	Director
Mr. Nir Nimrodi(1)(2)(3)(4)	55	Director
Dr. Adrian Percy(4)	58	Director
Mr. Leon Y. Recanati(3)(4)	75	Director
Dr. Oded Shoseyov(1)(2)(4)	67	Director
____________________________
(1)	Member of our Audit Committee.
(2)	Member of our Compensation and Nominating Committee.
(3)	Member of our Pricing/Investment Committee.
(4)	Independent director under the Nasdaq Listing Rules.

Executive Officers

Mr. Ofer Haviv has served as Evogene's President and Chief Executive Officer since December 2004 after having joined the company in January 2002 as Chief Financial Officer. Mr. Haviv serves as Chairperson of the Board of Directors of our subsidiaries. Mr. Haviv serves as Canonic’s Chief Executive Officer since January 2023. From 2006 to 2007, Mr. Haviv served as a director of the company. Mr. Haviv is a Certified Public Accountant and holds a BA in Accounting and Economics from Tel-Aviv University, Israel.

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

Mr. Sassi Masliah has served as Vice President Corporate Development since February 2022. Mr. Masliah has held various positions within Evogene over the last 12 years, most recently as Evogene’s Vice President for Legal Affairs and Corporate Secretary. Mr. Masliah holds an LL.B. and B.A. in economics from the Tel-Aviv University, Israel.

Mr. Eyal Ronen has served as Executive Vice President of Business Development of Evogene since June 2022. He has served as Chief Executive Officer of Canonic during 2022. Mr. Ronen has over 20 years of extensive business development experience at various companies operating both in Israel and internationally, and focused on the biotech space. His prior experience includes Vice President of Business Development at TransAlgae Israel Ltd. from 2020 to 2022, Vice President of Sales, Marketing, and Business Development at  Flora Fotonica Ltd. from 2018 to 2020, VP of Sales at S.T.K Stockton Group Ltd. from 2015 to 2018, Chief Technology Officer and Co-Founder at Seanovo from 2014 to 2016, Growth Department Manager at Gadot Chemical Terminals (1985) Ltd. from 2012 to 2015, Director of South America at Haifa Chemicals Ltd. from 2003 to 2012 and Agronomist at ICL Group from 1999 to 2003. Mr. Ronen holds a B.Sc in Agronomy, crop protection from the Hebrew University of Jerusalem, an M.Sc. in Agronomy, Biomass accumulation in tobacco plants as affected by photosynthetic factors & plant nutrients from the Hebrew University of Jerusalem, and an MBA in Executive Master in Business Administration from the Haifa University.

Dr. Dan Jacob Gelvan has served as Chief Executive Officer of AgPlenus Ltd., a subsidiary of Evogene, since February 19, 2024. Between 2019 and 2023, Dr. Gelvan served as Chief Executive Officer at t-syte Ltd., a seed investor operating as an incubator for early-stage digital health start-ups. Between 2017 and 2023, Dr. Gelvan also served as chairman of the board of directors of Biobeat Ltd., a medical device company with approved products for remote monitoring of vital signs. Between 2018 and 2019, Dr. Gelvan served as Chief Executive Officer at Tiselia, a Stealth-Mode medical device company developing a deep-tech solution for remote treatment and monitoring of patients. From 2017 to 2018 he served as executive vice president of operations at PolyPid Ltd., a drug delivery company. From 2005 to 2017, Dr. Gelvan served as managing director at Aurum Ventures MKI Ltd., a venture capital firm. From 2004 to 2005, he served as Chief Executive Officer and President, at Gammacan International Inc., an early-stage immune-oncology company. From 1997 to 2004, he served as Chief Executive Officer and founder at Zetiq Ltd. and Zetiq Inc., a diagnostic and high-throughput drug discovery company focused on oncology. Dr. Gelvan holds a BA and an MA degree in Economics from the Hebrew University of Jerusalem and a Ph.D. in Business Economics from Roskilde University of Denmark.

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

Mr. Yoash Zohar has served as Chief Executive Officer of Casterra Ag Ltd., a subsidiary of Evogene, since January 1, 2024. Mr. Zohar has over 30 years of experience in developing and managing agricultural and agri-business projects in Israel, Eastern Europe, and Africa. His prior experience includes Chief Operating Officer  of Global NTM Ltd. from 2017 to 2023. Between 2015 and 2017, he served as an independent consultant/supplier to various companies in Ethiopia, Angola and Israel. Between 2012 and 2015, he served as Chief Executive Officer of Agropeace Bio Plc, Ethiopia. Between 2008 and 2012 he served as Chief Executive Officer of APH Limited, Ukraine. Mr. Zohar spent approximately 14 years in management of the field crops, and vegetables farm of Kibbutz Palmachim in central Israel. Mr. Zohar holds a B.A. in Architecture and Urban Design from “Hasviva” College, Tel-Aviv and a diploma in Senior Business Management form the Israeli Management Center.

Mr. Amit Noam has served as Chief Executive Officer of Lavie Bio Ltd., a subsidiary of Evogene, since April 2023. Mr. Noam previously served as the Chief Operating Officer of Agritask Ltd. beginning in February 2018. Prior to that, between 2016 and 2018, he led the market development team at Teva Pharmaceuticals Industries Ltd., the largest pharmaceutical company in Israel. He also spent 4 years, between 2012 and 2016, leading strategic consulting teams at Shaldor, a premier management consultancy in Israel. Mr. Noam has extensive experience as a senior executive, particularly in the agriculture and healthcare sectors, leading teams in the development and execution of commercialization strategies, driving long-term growth and value-creation for businesses. Mr. Noam holds an MBA from Tel Aviv University and a BSc in Industrial and Management Engineering from Ben-Gurion University in Beer Sheva, Israel, both graduated with honors.

Diversity of the Board of Directors

The table below provides certain information regarding the composition of our Board. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f) and related instructions.

Board Diversity Matrix (As of the date of this Annual Report)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	5
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Directors

Ms. Sarit Firon has served as a director of our Company since she was appointed by the Board in August 2016, and as chairperson since August 2021. Ms. Firon is managing partner of Team8 Group and co-founder and managing partner of Team8 Capital, the investment arm of Team8 Group, which invests in early-stage technology startups. Previously, she was a managing partner of Cerca Partners, an Israeli venture capital fund, between 2016 and 2019. She has served at Extreme Reality Ltd., as its Chief Executive Officer from December 2012 to November 2014 and as a director since December 2014. From November 2011 to November 2012, Ms. Firon was the Chief Financial Officer of Kenshoo Ltd. From November 2007 to October 2011, Ms. Firon was the Chief Financial Officer of MediaMind Technologies Inc., a Nasdaq listed company which was acquired by DG, Inc. in August 2011. From May 2005 to June 2007, Ms. Firon was the Chief Financial Officer of OliveSoftware and from January 2000 to October 2004, she was the CFO of P-Cube, a private company which was acquired in October 2004 by Cisco Systems, Inc. (Nasdaq: CSCO). From October 2004 to January 2005, Ms. Firon was employed by Cisco to be responsible for the post-merger integration of P-Cube. From January 1995 to December 1999, Ms. Firon served in various positions at Radcom Ltd. (Nasdaq: RDCM), including as its Chief Financial Officer from September 1997 to December 1999. Between July 2015 and February 2018, she served as chairperson of the board of directors of myThings Israel Ltd. Between September 2014 and August 2017, Ms. Firon has served as a director of Mediwound Ltd. (Nasdaq: MDWD), and between June 2012 and August 2016, Ms. Firon served as a director of Datorama Ltd. From October 2000 to December 2006, Ms. Firon served as a director of MetaLink Ltd. (OTCMKTS: MTLK). Ms. Firon serves on several boards of directors of Team8 Capital portfolio. In addition, since November 2016, she has served as a board member and chairperson of the audit committee of Perion Network Ltd. Since August 2018, she has served as a board member of Splacer Ltd. Since August 2020 she has served as a board member of Friends of the Weizmann Institute.   Ms. Firon holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel.

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

Mr. Nir Nimrodi has served as a director of our Company since he was appointed by the Board in September 2022. He was a consultant to the Board of our Company from April 2020 until September 2022. Mr. Nimrodi have been the Chairman and Chief Executive Officer of Accellix Inc, a leading cell therapy analytical company, since May 2019. Mr. Nimrodi has also served as a director of OdysightAI since August 2023. Mr. Nimrodi brings more than 25 years of diverse international experience in both start-ups and large global businesses in the life science, pharmaceutical, and biotechnology industries. Prior to joining Accellix, Mr. Nimrodi served as the Chief Business Officer of Intrexon Corporation, a leader in synthetic biology from March 2014 to April 2019. Prior to Intrexon, Mr. Nimrodi held several executive roles at Life Technologies Inc (now part of Thermo Fisher). While at Life Technologies, Mr. Nimrodi served as Chief Executive Officer and Board Member of Life Technologies Israel from January 2007 to December 2008, Head of Protein Technologies from December 2008 to December 2010, as well as Vice President and General Manager of Food Safety and Animal Health from December 2010 to March 2014. Prior to his seven years at Life Technologies, he was the Chief Executive Officer of Proneuron Biotechnologies Inc. from February 2002 to December 2006 and Mindsense Biosystems Ltd. from June 1999 to February 2002. Earlier in his career, Mr. Nimrodi was a Director of Finance for Teva Pharmaceuticals Ltd. from April 1995 to June 1999. Mr. Nimrodi holds a B.A. in Economics and MBA from the Tel Aviv University, Israel.

Dr. Adrian Percy has served as a director of our Company since February 2019. Dr. Percy serves on the board of directors of AgPlenus Ltd., BioLumic Ltd., Nufarm Ltd. and FungiAlert Inc.  (dba FA Bio). He is a member of the science and technology boards of Oerth Bio LLC, Harpe BioHerbicide Solutions Inc., and Biotalys NV. Dr. Percy is serving as the Executive Director of the N.C. Plant Sciences Initiative at NC State University since 2021. Dr. Percy is currently a venture partner with Finistere Ventures and frequently acts as an advisor to companies through his own consultancy company, Nomad Technology Consulting. From 2019-2021, Dr. Percy served as Chief Technology Officer at UPL Ltd. From 2014-2018, he served as the head of research and development for the Crop Science division of Bayer as part of its executive committee. During his 16-year tenure at Bayer, he also led regulatory affairs activities across the entire division of Crop Science between 2013 and 2014 and crop protection development activities for Bayer in North America between 2011 and 2013. Dr. Percy has held positions in the research and development departments of Aventis CropScience SA between 2000 and 2002, Rhone Poulenc SA between 1996 and 2000, and Bayer in France, Germany and the United States. Dr. Percy earned a bachelor’s degree in pharmacology at the University of Liverpool, England, as well as a master’s degree in toxicology and a doctorate in biochemistry at the University of Birmingham, England.

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

Aggregate and Individual Compensation of Officers and Directors

The aggregate compensation, including non-cash share-based compensation (consisting of expenses related to option grants), accrued by us in respect of the year ended December 31, 2023 to all persons who served as directors and/or executive officers during that year, was approximately $3.6 million. That amount includes approximately $0.4 million of gross compensation set aside or accrued for executive officers for purposes of pension, severance, retirement, car, phone or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to executive officers, and other expenses commonly reimbursed by companies in Israel. These amounts include the partial-year compensation paid to 2 executive officers, who served in their positions over the course of 2023 and whose employment as directors or executive officers either was terminated or has commenced during 2023.

During 2023, we granted to our executive officers and directors an aggregate amount of 366,000 options and 98,500 restricted share units, or RSUs. Of the options granted, 90,000 were granted with an exercise price of NIS 2.20 ($0.61),  36,000 were granted with an exercise price of $0.64 per share, 140,000 were granted with an exercise price of NIS 2.78 ($0.77) per share and 100,000 were granted with an exercise price of NIS 3.87 ($1.07) per share. All RSUs were granted with no exercise price. The options and RSUs detailed above expire within ten years from the date of grant. During 2023, three executive officers, who served as chief executive officers in three of our subsidiaries, were granted options to purchase equity of such subsidiaries, which are not detailed above.

The following table presents information regarding compensation accrued in our financial statements for the year ended December 31, 2023 for our five most highly compensated executive officers, as required under Israeli Securities Law 5728-1968 and the regulations promulgated thereunder.

	(in thousands, US$)(1)
Name and Position	Salary and related benefits	Bonus(2)	Value of Options Granted(3)	Total
Ofer Haviv President and Chief Executive Officer	390	-	11	401
Amit Noam CEO of Lavie Bio	136	-	470	606
Brian Ember Former CEO of AgPlenus	277	10	169	456
Elran Haber CEO of Biomica	260	42	37	339
Nir Arbel Chief Product Officer	228	-	64	292

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in our financial statements.

(2)
Bonus amounts shown in this table reflect bonuses that were paid in 2023 relating to the office holders’ service in our Company in 2022, as approved by our Compensation and Nominating Committee and Board of Directors, and, to the extent required, also by our shareholders.

(3)	Consists of amounts recognized as non-cash expenses in our statement of profit or loss for the year ended December 31, 2023 in respect of option grants.

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

Our current compensation policy was adopted in August 2021, at an annual general meeting of our shareholders, following the recommendation of our compensation committee and our board of directors, and will remain in effect for a period of three years unless restated prior, in accordance with the Companies Law. Furthermore, following the SEC approval of Nasdaq’s proposed clawback listing standards, under Rule 10D-1, or the Clawback Listing Rules, which directed companies to adopt and comply with a written clawback policy, to disclose and file the policy as an exhibit to its Annual Report, we have adopted on August 16, 2023, a clawback policy as contemplated pursuant to the Clawback Listing Rules, as filed as an exhibit to this Annual Report as Exhibit 97.

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

Each executive officer’s entitlement to an annual bonus is determined according to a formula that links financial and qualitative target-based goals and metrics related to the specific objectives within the responsibility of the relevant executive officer. In the case of executive officers who are also office holders, their annual bonus is also required to be consistent with our compensation policy. The goals and objectives of Evogene’s office holders are determined by the compensation and nominating committee and our board of directors. For each fiscal year, our compensation and nominating committee and board of directors determine the maximum target bonus for each of our office holders, including our CEO. Further, for our CEO, all terms of employment, including bonus terms, require, in general , approval by a majority of our shareholders present and voting (in person or by proxy) at a meeting of shareholders, subject to fulfillment of one of the two additional conditions described in “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law—Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.” As approved by our annual general meeting of shareholders on August 11, 2021, the annual cash bonus measurable performance objectives of our CEO, Mr. Ofer Haviv may be determined annually by the Compensation Committee and the Board.

Each of the employment agreements with our executive officers contains provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and in the United States is subject to limitations. The employment agreement of each executive officer is terminable upon between 30 to 90 days’ written notice by either party to the agreement.

Director Compensation

Our directors are entitled to cash compensation and equity compensation as follows:

Cash Compensation of Directors

All of our directors receive annual fees and per-meeting fees for their service on our board and its committees, in the following amounts:

◾	Annual fees in an amount of approximately $24,000 for directors classified as experts; and

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

Cash Compensation of Chairperson of the Board

In accordance with shareholders’ approval from August 2021, a chairperson of the board who is determined by the Board to be an “active chairperson” in light of increased involvement in our activities and increased time investment in the performance of the duties accompanying the chairperson’s position compared to the other directors, shall be entitled to increased compensation relative to our other directors of approximately $5,800 per month (equal to approximately NIS 21,500). Our Board has determined that Ms. Sarit Firon, our chairperson of the board, is an active chairperson, and accordingly her fees as active chairperson is as aforesaid.

Equity Compensation of Directors

In accordance with our shareholders’ approval from August 2021, and in compliance with our compensation policy, each non-employee director is granted options to purchase 18,000 ordinary shares of the Company on the date of our annual general shareholders meeting at which such director is elected or re-elected to the board. The chairperson of our board is granted options to purchase 36,000 ordinary shares. These options vest over a period of one year, with 25% of the options vesting at the end of each successive three-month period following the director’s appointment or re-appointment (as applicable) by the general meeting of shareholders, subject to continued service through each vesting date.  In the case of a director who is elected to the Board for the first time, all of the options to purchase 18,000 ordinary shares shall vest following a one year “cliff”— i.e., on the anniversary of the initial date of election.

All option grants to directors following the approval of our 2021 Share Incentive Plan by our shareholders (i.e., as of August 10, 2021), are subject to the terms of our 2021 Share Incentive Plan and are granted at an exercise price equal to the average closing sales price per ordinary share on the TASE over the thirty trading day period preceding the subject date (but not less than “fair market value” with respect to grantees subject to U.S. tax). All option grants to directors prior to August 10, 2021, are subject to the terms of our 2013 Share Option Plan and were granted at an exercise price equal to the higher of (i) the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the date of option allocation, plus 5% and (ii) the closing price of our ordinary shares on the TASE on the date of option allocation. All such options expire 10 years following the date of grant thereof.

Information regarding the options to purchase our ordinary shares (including number of options, exercise price and expiration date of all such options) held by each of our directors and executive officers who beneficially owns our ordinary shares, after including ordinary shares underlying options held by them, which, as of March 17, 2024, were exercisable or exercisable within 60 days, appears in the beneficial ownership table in Item 7.A below and in the footnotes thereto.

Share Option and Incentive Plans

Company Option and Incentive Plans

We maintain four share option and incentive plans: Evogene Ltd. 2002 Share Option Plan, Evogene Ltd. 2003 Key Employee Share Incentive Plan, Evogene Ltd. 2013 Share Option Plan, and Evogene Ltd. 2021 Share Incentive Plan, or the 2021 Plan. No new grants will be made under the first three plans, although outstanding awards under those plans remain subject to the terms of those plans. All such option and incentive plans provide for the grant of options to purchase our ordinary shares, and the 2021 Plan also provides for the issuance of restricted shares, the grant of RSUs and the issuance or grant of other equity-based awards.

As of March 17, 2024, options to purchase 3,972,143 ordinary shares, having a weighted average exercise price of $2.87 per share, and  392,012 RSUs, having no exercise price, were outstanding under our option and incentive plans, of which, options to purchase 2,983,401 ordinary shares were exercisable and 199,683 RSUs were vested. An additional 1,165,790 ordinary shares remained available for future grant under our 2021 Plan as of that date.

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

Subsidiary Equity Incentive Plans

In addition to the share option and incentive plans at our parent company level, each of our subsidiaries has adopted its own equity incentive plan. The following table presents information regarding our subsidiaries’ equity incentive plans, including the percentage of the equity of those companies that may be issued or granted as equity incentives to employees, directors or service providers of those companies and the percentage of that equity that has been issued or granted as of March 17, 2024 (in both cases, after including shares underlying options).

Subsidiary	Percentage of Subsidiary's Equity Issuable as Equity Incentives	Percentage of Equity Granted as of March 17, 2024 as Equity Incentives
AgPlenus	13.8%	12.2%
Biomica	12%	7.62%
Casterra	8.0%	4.1%
Canonic	10.8%	6.4%
Lavie Bio	10.5%	9.2%

Grants under our subsidiaries’ equity incentive plans may qualify for favorable treatment under the tax law provisions of the United States or Israel.

The share-based payments under our subsidiary equity incentive plans are presented as non-controlling interests in the financial statements and were valued at approximately $1.4 million in 2023, as detailed in Note 18f to the financial statements included in this Annual Report under Item 18.

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

Pursuant to the terms of a put option agreement we entered into with Monsanto (now Bayer) in October 2013, Monsanto has the right to nominate a non-voting observer to our board of directors so long as Monsanto holds at least 5% of our voting rights. In addition, pursuant to a share purchase agreement we entered into with Bayer in December 2010 and as amended in June 2013, Bayer also has the right to appoint one observer to our board of directors so long as Bayer holds at least 3% of our issued and outstanding shares. In each case, the observer is entitled to be advised reasonably in advance of board meetings and is to receive copies of all material distributed in connection with such meetings. The observer would not have any voting rights. To our knowledge, as of the date of this report, Monsanto and Bayer hold less than the percentage required for the purpose of appointing an observer, and as of the date of this Annual Report, neither Monsanto nor Bayer has appointed an observer.

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

◾	reviewing and recommending to our board of directors to approve the granting of options and other incentive awards;

◾	overseeing our company’s policy for recovery of erroneously awarded compensation;

◾	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors; and

◾	advising our board of directors in selecting individuals who are best able to fulfill the responsibilities of a director or executive officer of our company.

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

The total number of employees in Evogene and its subsidiaries as of December 31, 2021 ,2022 and 2023 was 141, 137 and 142, respectively. As of December 31, 2023, our research and development activities involved 92 employees amounting to approximately 65% of our total full-time workforce, of which 39 were employed by Evogene and 53 were employed by our subsidiaries. Evogene hired one temporary employee during 2023. In 2023, our employees included individuals with degrees in biology, chemistry, plant genetics, agronomics, mathematics, computer and data science and other related fields and 41 of our employees hold a Ph.D. As of March 20, 2024, the total number of employees in Evogene and its subsidiaries was 141.

The rate of male v. female in our company and our subsidiaries as of December 31, 2023, was as follows:

Company	Female	Male	Total
Evogene	55%	45%	75
AgPlenus	67%	33%	12
Lavie Bio	46%	54%	26
Canonic	14%	86%	7
Biomica	61%	39%	18
Casterra	0%	100%	4
Total	51%	49%	142

The rate of male v. female in a managing position (i.e., any such person that oversees and supervises other employees) in our company and our subsidiaries as of December 31, 2023, was as follows:

Company	Female	Male
Evogene	50%	50%
AgPlenus	80%	20%
Lavie Bio	30%	70%
Canonic	33%	67%
Biomica	67%	33%
Casterra	0%	100%

As of December 31, 2023, all of our employees are based in Israel, except for six U.S.-based employees. Of our six U.S.-based employees, five are employed by Lavie Bio Inc., a U.S. subsidiary of Lavie Bio Ltd., the majority of whom are based at Lavie Bio’s U.S. research and development site in St. Louis, Missouri, and one is an employee of AgPlenus Inc., a U.S. subsidiary of AgPlenus, and is located in North Carolina. In addition, during 2023, we had, on average, approximately 17 hourly employees who are based in Israel. The following table shows the breakdown of our employees by division/category of activity and by location as of December 31, 2021, 2022 and 2023, excluding hourly employees:

	As of December 31, 2021			As of December 31, 2022			As of December 31, 2023
	Israel	U.S.	Total	Israel	U.S.	Total	Israel	U.S.	Total
Executive management	5	-	5	6	-	6	5	-	5
General and administrative	33	-	33	25	-	25	31	-	31
Technology platform	41	-	41	44	-	44	39	-	39
Ag-Seeds division	2	-	2	-	-	-	-	-	-
Lavie Bio Ltd.	17	7	24	21	6	27	21	5	26
AgPlenus Ltd.	11	1	12	11	1	12	11	1	12
Casterra Ag Ltd.	1	-	1	1	-	1	4	-	4
Biomica Ltd.	13	-	13	13	-	13	18	-	18
Canonic Ltd.	10	-	10	9	-	9	7	-	7
Total	133	8	141	130	7	137	136	6	142

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

None.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 17, 2024 (unless otherwise indicated) by: (i) each person or entity known by us to own beneficially more than 5% of our outstanding shares; (ii) each of our directors and executive officers, and certain former officers and directors, individually; and (iii) all of our executive officers and directors, and certain former officers and directors, as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 17, 2024, and RSUs that are currently vested or will become vested within 60 days of March 17, 2024, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of shares beneficially owned by any shareholder has been calculated based on 50,623,278 ordinary shares outstanding as of March 17, 2024. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws.

Unless otherwise noted below, each shareholder’s address is c/o Evogene Ltd., 13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel. The shareholders listed below (including our directors and executive officers) do not have any different voting rights than any of our other shareholders. We know of no arrangements that would, at a subsequent date, result in a change of control of our company. A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past year is included under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

	Shares Beneficially Held
Name of Beneficial Owner	Number		Percentage of Class
Principal Shareholders
SilverArc Capital Management, LLC	3,100,000	(1)	6.1%

Executive Officers and Directors
Mr. Ofer Haviv	895,000	**(2)	1.7%
Dr. Nir Arbel	108,747	(3)	*
Mr. Yaron Eldad	85,250	(4)	*
Dr. Brian N. Ember	0	***	*
Dr. Dan Jacob Gelvan	0		*
Dr. Elran Haber	25,000	(5)	*
Mr. Mark Kapel	203,950	(6)	*
Mr. Sassi Masliah	185,250	(7)	*
Mr. Amit Noam	0		*
Mr. Eyal Ronen	84,375	(8)	*
Mr. Yoash Zohar	0		*
Ms. Sarit Firon	127,375	(9)	*
Mr. Dan Falk	36,000	(10)	*
Mr. Nir Nimrodi	61,000	(11)	*
Dr. Adrian Percy	67,125	(12)	*
Mr. Leon Y. Recanati	909,734	(13)	1.8%
Prof. Oded Shoseyov	67,750	(14)	*
All directors and executive officers as a group (16 persons***)	2,935,919		5.5%
_______________________________
*	Less than 1%.
**
On August 16, 2023, our board of directors approved a grant of options to purchase 500,000 ordinary shares to Mr. Haviv, which, under the Companies Law, is subject to the approval at the general meeting of shareholders of the Company, and therefore are not reflected herein.

***	The engagement of Dr. Ember as executive officer ended during 2024.

(1)
This information is based upon a Schedule 13G filed by SilverArc Capital Management, LLC, or SilverArc, with the SEC on February 14, 2024. SilverArc is a Delaware limited liability company and possesses shared voting and dispositive power over these ordinary shares with Devesh Gandhi, a U.S. citizen. The principal address for SilverArc is 20 Park Plaza, 4th Floor, Boston, MA 02116.

(2)
Consists of 895,000 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 17, 2024, of which options to purchase the following number of shares expire on the following dates, respectively: 170,000 on March 22, 2025, 225,000 on August 8, 2027 and 500,000 on April 21, 2030. The weighted average exercise price of these options is NIS 14.31 per ordinary share.

(3)
Consists of 94,372 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 17, 2024, of which options to purchase the following number of shares expire on the following dates, respectively: 78,122 on September 1, 2031 and 16,250 on March 8, 2033. The weighted average exercise price of these options is NIS 8.07 per ordinary share. Also includes 14,375 shares issuable upon vesting of RSUs that are currently vested or will become vested within 60 days of March 17, 2024, all of which expire on March 8, 2033, and with no exercise price.

(4)
Consists of 75,000 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 17, 2024, which expire on March 30, 2032. The exercise price of these options is NIS 4.09 per ordinary share. Also includes 10,250 shares issuable upon vesting of RSUs that are currently vested or will become vested within 60 days of March 17, 2024, all of which expire on March 8, 2033, and with no exercise price.

(5)
Consists of 25,000 ordinary shares of Evogene issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 17, 2024, which expire on September 1, 2031. The exercise price of these options is NIS 9.17 per ordinary share. Elran Haber serves as the CEO of our subsidiary company Biomica, and as such, also holds options to purchase shares of Biomica. For a description of our subsidiaries’ equity incentive plans, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Option and Incentive Plans—Subsidiary Equity Incentive Plans”.

(6)
Consists of 203,950 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 17, 2024, of which options to purchase the following number of shares expire on the following dates, respectively: 12,000 on March 22, 2025, 23,200 on August 8, 2027, 60,000 on February 26, 2028, 30,000 on February 4, 2029, 35,000 on July 30, 2029, 31,250 on November 16, 2031 and  12,500 on March 8, 2033. The weighted average exercise price of these options is NIS 12.14 per ordinary share.

(7)
Includes 185,250 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 17, 2024, of which options to purchase the following number of shares expire on the following dates, respectively: 17,000 on March 22, 2025, 18,000 on August 8, 2027, 3,750 on May 28, 2028, 10,000 on February 4, 2029, 24,000 on July 30, 2029, 43,750 on September 22, 2030, 62,500 on November 16, 2031 and 6,250 on March 8, 2033. The weighted average exercise price of these options is NIS 11.04 per ordinary share.

(8)
Includes 84,375 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 17, 2024, of which options to purchase the following number of shares expire on the following dates, respectively: 65,625 on August 2, 2032 and 18,750 on August 16, 2033. The weighted average exercise price of these options is NIS 3.08 per ordinary share.

(9)
Consists of 127,375 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 17, 2024, of which options to purchase the following number of shares expire on the following dates, respectively: 10,000 on August 10, 2026, 2,500 on August 8, 2027,2,500 on August 6, 2028, 2,500 on September 23, 2029, 1,875 on September 22, 2030, 36,000 on September 1, 2031, 36,000 on September 15, 2032 and 36,000 on May 11, 2033. The weighted average exercise price of these options is NIS 7.10 per ordinary share.

(10)
Consists of 36,000 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 17, 2024, of which options to purchase the following number of shares expire on the following dates, respectively: 18,000 on September 15, 2032 and 18,000 on May 11, 2033. The weighted average exercise price of these options is NIS 2.91 per ordinary share.

(11)
Consists of 61,000 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 17, 2024, of which options to purchase the following number of shares expire on the following dates, respectively: 25,000 on April 20, 2030, 18,000 on September 15, 2032 and 18,000 on May 11, 2033. The weighted average exercise price of these options is $0.94 per ordinary share.

(12)
Consists of 67,125 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 17, 2024, of which options to purchase the following number of shares expire on the following dates, respectively: 10,000 on December 23, 2028, 2,500 on February 1, 2030, 625 on February 1, 2031, 18,000 on August 10, 2031, 18,000 on September 15, 2032 and 18,000 on May 11, 2033. The weighted average exercise price of these options is $ 1.74 per ordinary share.

(13)
Includes 838,859 ordinary shares held by Mr. Recanati. Also includes 70,875 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 17, 2024, of which options to purchase the following number of shares expire on the following dates, respectively: 2,500 on August 17, 2024, 2,500 on July 2, 2025, 2,500 on May 18, 2026, 2,500 on May 16, 2027, 2,500 on June 25, 2028, 2,500 on July 30, 2029, 1,875 on November 17, 2030, 18,000 on September 1, 2031, 18,000 on September 15, 2032 and 18,000 on May 11, 2033. The weighted average exercise price of these options is NIS 9.77 per ordinary share.

(14)
Consists of 67,750 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 17, 2024, of which options to purchase the following number of shares expire on the following dates, respectively: 10,000 on November 13, 2028, 2,500 on December 19, 2029, 1,250 on November 13, 2030, 18,000 on September 1, 2031, 18,000 on September 15, 2032 and 18,000 on May 11, 2033. The exercise price of these options is NIS 6.00 per ordinary share.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2023, there were increases in the percentage ownership of SilverArc (from below 5% to 6.1%), based on Schedule 13G filed on February 14, 2024.

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

The information above regarding changes in percentage ownership by major shareholders during the years ended December 31, 2021 through 2023 is based solely on information contained in Schedule 13Gs and Form 13F (as may be amended) as filed by such persons with the SEC.

Record Holders

As of March 20, 2024, all of our issued and outstanding ordinary shares were held of record in the United States, in the name of a single record shareholder — Cede & Co., as nominee for the Depository Trust Company. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, nor is it representative of where such beneficial holders reside, since the shares held in the name of Cede & Co. are listed for trading on Nasdaq and the TASE and are beneficially owned by a wide range of underlying beneficial shareholders who hold their shares in “street name,” including Israeli and other non-U.S. shareholders.

B.	Related Party Transactions

Except as described below or elsewhere in this Annual Report, since January 1, 2023, we have had no transaction, nor do we have any presently proposed transaction, and neither we nor our subsidiaries have had any loan, nor do we or our subsidiaries have any presently proposed loan, involving any related party described in Item 7.B. of this Annual Report.

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

Agreement with a Close Family Member of Key Management Personnel

During 2022, we entered into an employment agreement with Mr. Almog Haviv, the son of our Chief Executive Officer. The engagement of Mr. Almog was made on an hourly basis, at a scope of approximately 30 hours per week, for an hourly rate of approximately $15, which is customary for the position held by Mr. Almog Haviv.

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

No significant changes have occurred since December 31, 2023, except as otherwise disclosed in this Annual Report.

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

See “-Offer and Listing Details” above.

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

We have not entered into any material contracts within the two years prior to the date of this Annual Report, other than contracts entered into in the ordinary course of business, or as otherwise described herein in Item 4.A “History and Development of the Company”, Item 4.B “Business Overview”, Item 5.B “Operating and Financial Review and Prospects-Liquidity and Capital Resources”, Item 6.C “Board Practices” and Item 7.B “Related Party Transactions”.

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

 Controlled Equity Offering Sales Agreements

On January 14, 2021 and February 19, 2021, we entered into Controlled Equity OfferingSM  Sales Agreements, or the January Sales Agreement and February Sales Agreement, respectively, with Cantor Fitzgerald & Co., or the Agent, pursuant to which the Company could offer and sell, from time to time, its ordinary shares, through the Agent in an at-the-market offering, as defined in Rule 415(a)(4) promulgated under the Securities Act, for aggregate offering price of up to $28.0 million and $50.0 million (subsequently reduced to approximately $19.5 million), respectively. Information on that transaction is set forth in this Annual Report under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Public Offerings of Ordinary Shares—2020 Registered Direct Offering” and is incorporated by reference herein. As of the date of this Annual Report, a termination notice was provided to the Agent, and concurrently with this Annual Report we have entered into a new sales agreement with Lake Street for a $7.3 million ATM offering.

Lavie Bio SAFE with ICL

In August 2022, ICL invested (through an affiliate company) in Lavie Bio $10 million under a SAFE (simple agreement for future equity). Information on that transaction is set forth in this Annual Report under “Item 4. Information on the Company—B. Business Overview— Market Segments— Agriculture— Lavie Bio Ltd.— Key Collaborations— ICL Group” and is incorporated by reference herein.

Biomica Share Purchase Agreement with SHC

On April 27, 2023, we announced the closing of a definitive agreement for a $20 million financing round in Biomica, led by a $10 million investment from SHC, with an additional $10 million invested by Evogene. Following the closing of this transaction, we hold approximately 67% of the share capital of Biomica, while SHC holds approximately 20%, in each case on a fully diluted basis. Information on that transaction is set forth in this Annual Report under “Item 4. Information on the Company— B. Business Overview— Market Segments— Human Health— Biomica Ltd.— Overview” and is incorporated by reference herein.

2023 Registered Direct Offering

On July 17, 2023, we entered into a Securities Purchase Agreement, with certain institutional investors, pursuant to which we issued and sold to such investors in a registered direct offering 8,500,000 ordinary shares, at a purchase price of $1.00 per share. The total gross proceeds to our company from the 2023 Offering was $8,500,000. Information on that transaction is set forth in this Annual Report under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Public Offerings of Ordinary Shares—2023 Registered Direct Offering” and is incorporated by reference herein.

We also entered into a letter agreement, or the Placement Agency Agreement, with A.G.P./Alliance Global Partners, as sole placement agent, or the Placement Agent, dated July 17, 2023, pursuant to which the Placement Agent agreed to serve as our placement agent in connection with the Offering. We paid the Placement Agent a cash placement fee equal to 7.0% of the gross proceeds received for the ordinary shares sold in the Offering.

Casterra Agreement with ENI

On November 14, 2022, our subsidiary, Casterra, entered into an agreement with a subsidiary of a world leading oil and gas company whereby Casterra will provide its unique castor varieties and its broad know-how in cultivation of castor at a commercial scale for biofuel production. In November 2023, the agreement was extended until November 1, 2024.

On June 21, 2023, Casterra announced that it has enter into a master supply agreement with ENI to sell its castor seeds for sustainable biofuel production, with initial purchase orders of $9.1 million. On July 3, 2023, Casterra announced an additional $2.2 million of purchase orders to supply castor seeds during 2023, for new African territories.

Information on that transaction is set forth in this Annual Report under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Casterra Agreement with ENI” and is incorporated by reference herein.

Lavie Bio Licensing Agreement for Bio-Fungicides with Corteva Agriscience

On July 14, 2023, Lavie Bio entered into a licensing agreement with Corteva Inc. This agreement grants Corteva perpetual, exclusive rights (subject to reaching certain commercial milestones) to further develop and commercialize the lead bio-fungicide candidates targeting fruit rots and powdery mildew, which were discovered and developed by Lavie Bio. Information on that transaction is set forth in this Annual Report under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Lavie Bio Licensing Agreement for Bio-Fungicides with Corteva Agriscience” and is incorporated by reference herein.

Indemnification Agreements

We have entered into indemnification agreements with our office holders. Information on the indemnification agreements may be found in this Annual Report under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Directors and Officers—Indemnification Agreements,” and is incorporated herein by reference.

Other Compensation Agreements

◾	Evogene Ltd. Officers Compensation Policy. See “Item 6. Directors, Senior Management and Employees” for more information about this document.
◾	Evogene Ltd. Officers Clawback Policy. See “Item 6. Directors, Senior Management and Employees” for more information about this document.
◾	Evogene Share Option Plan (2002). See “Item 6. Directors, Senior Management and Employees” for more information about this document.
◾	Evogene Ltd. Key Employee Share Incentive Plan, 2003. See “Item 6. Directors, Senior Management and Employees” for more information about this document.
◾	Evogene Ltd. 2013 Share Option Plan. See “Item 6. Directors, Senior Management and Employees” for more information about this document.
◾	Evogene 2021 Share Incentive Plan. See “Item 6. Directors, Senior Management and Employees” for more information about this document.

D.	Exchange Controls

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

If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2023) if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Israeli Tax Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis based on a contract, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2023) and a marginal tax rate of up to 47% for an individual in 2023 (excluding excess tax as discussed below)) unless contrary provisions in a relevant tax treaty apply (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for an exemption). For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who is a United States resident (for purposes of the United States-Israel Tax Treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax unless, among other things, (i) the capital gain arising from the disposition can be attributed to a permanent establishment of the shareholder which is maintained in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; (iii) such U.S. resident if an individual, was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year; (iv)  the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; or (v) the capital gains arising from such sale, exchange or disposition is attributed to royalties. In each case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the United States resident would be permitted to claim a credit for the Israeli tax against the United States federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

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

Excess Tax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual taxable income (including, but not limited to, dividends, interest and capital gain) exceeding a certain threshold (NIS 698,280 for 2023), which amount is linked to the annual change in the Israeli consumer price index and therefore is usually adjusted on an annual basis.

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

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, the gross amount of any distribution that we pay you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. To the extent that the amount of any cash distribution exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, if you are a U.S. Holder you should expect that the entire amount of any cash distribution generally will be reported as dividend income to you; provided, however, that distributions of ordinary shares to U.S. Holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. Subject to the PFIC rules discussed below, non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such reduced rate shall not apply if we are a PFIC for the taxable year in which we pay a dividend, or were a PFIC for the preceding taxable year. As discussed below, we believe we were classified as a PFIC for the year ended December 31, 2023 (and prior years). Dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

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

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize an amount of gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The tax basis in an ordinary share generally will equal the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares generally will be eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year. The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. However, as discussed below, we believe we were classified as a PFIC for the year ended December 31, 2023 (and prior years), in which case special rules may apply as explained below. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we were classified as a PFIC for the taxable year ending December 31, 2023 (and prior years). As a result, a U.S. Holder who held our ordinary shares at any time during 2023 would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

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

Based on the book value of our assets and liabilities and our Market Capitalization in 2023, we believe that we met the PFIC asset test described above for 2023 and, as a result, we were classified as a PFIC in 2023. Furthermore, because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because our Market Capitalization is currently below the level necessary to avoid PFIC status for 2023, there is substantial risk we will be classified as a PFIC for the 2024 taxable year as well. However, because PFIC status is based on our income, assets and activities for the entire taxable year, and our Market Capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2024 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually after the close of each taxable year based on tests which are factual in nature, and our status in future years will depend on our income, assets, activities and Market Capitalization in those years. Thus, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year.

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

If you are a U.S. Holder that owns our ordinary shares during 2023 or any other taxable year for which we are a PFIC, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income (even if you hold the ordinary shares as capital assets) and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years.

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

In certain circumstances, a U.S. equity holder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, a U.S. Holder may make a qualified electing fund election with respect to the ordinary shares only if we agree to furnish the Holder annually with a PFIC annual information statement as specified in the applicable Treasury regulations.

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

U.S. Holders are strongly encouraged to consult their tax advisors regarding the consequences of our classification as a PFIC for our 2023 taxable year, our potential classification as a PFIC in 2024 and future taxable years, and the application of the PFIC rules on their investment.

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

We are exposed to market risk from changes in exchange rates, interest rates and inflation. We therefore continue to closely monitor the macro-economic conditions that result therefrom. We regularly assess the implications of these global conditions on our operations, liquidity, cash flow and product candidates and seek to act to mitigate any adverse consequences, to the extent possible, in a commercially reasonable manner, if and when applicable. For a sensitivity analysis of our exposure to foreign currency exchange fluctuations and changes in market prices of listed securities, see Note 14d to our consolidated financial statements as of, and for the year ended, December 31, 2023 included elsewhere in this Annual Report.

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

Most of our revenues are denominated in U.S. dollars. By contrast, we incur expenses primarily denominated in NIS. As a result, any appreciation of the NIS relative to the U.S. dollar adversely impacts our profitability due to the portion of our expenses that are incurred in NIS. The depreciation of the NIS relative to the U.S. dollar, based on average exchange rates throughout the year, was 9.7% and 4.0% during 2023 and 2022, respectively. In the future we may enter into hedging transactions in order to decrease our foreign currency risk; however, these transactions may not fully protect us from such risk.

Our exposure related to exchange rate changes on our net asset position denominated in currencies other than U.S. dollars varies with changes in our net asset position. Net asset position refers to financial assets, such as trade receivables and cash and cash deposits, less financial liabilities, such as trade payable and other payables. The impact of any such transaction gains or losses is reflected in financing expenses or income. Our most significant exposure relates to a potential change in the U.S. dollar-NIS exchange rates. Assuming a 10% decrease in the U.S. dollar relative to the NIS, and assuming no other change, our financing expenses would have increased by approximately $0.8 million and $0.1 million due to our negative net asset position denominated in NIS as of December 31, 2023 and 2022, respectively, and our financing expenses would have decreased by $1.3 million due to our positive net asset position denominated in NIS as of December 2021.

Commodity Price Risk

Changes in commodity prices in the agriculture markets may affect our reported operating results and cash flows in view of our activity in the agriculture segment. For example, a decrease in the prices of corn and soy grains may adversely impact the budget for, and size of, research and development expenditures of our existing and potential collaborators and, in turn, our ability to continue or extend existing collaborations or enter into new ones. Further, the royalties we may receive from our collaborators on the sales and transfers of seeds containing the traits we develop could be affected by fluctuations in seed commodity prices. As of December 31, 2023, we did not have any hedge arrangements in place to protect our exposure to commodity price fluctuations.

Interest rate risk

From time to time, we hold corporate bonds and government treasury notes denominated in NIS and in U.S. dollars. These investments expose us to the risk of interest rate fluctuations. A decrease in Israeli or in U.S. interest rates could cause the fair value of these investments to decrease.

Impact of inflation

While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we do not believe inflation has had a material effect on our historical results of operations and financial condition. However, if our costs were to become subject to significant inflationary pressures, we will not be able to fully offset higher costs through price increases or other corrective measures due to our limited amount of a commercialized product in the market, and it could adversely affect our business, financial condition and results of operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In conducting its assessment of internal control over financial reporting, management used the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Our board of directors has determined that each of Mr. Dan Falk and Mr. Nir Nimrodi qualifies as an audit committee financial expert, as defined by the rules of the SEC, and has the requisite financial experience required by the Nasdaq Listing Rules. In addition, each of Mr. Falk and Mr. Nimrodi is independent, as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the Nasdaq Listing Rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics and Proper Business Conduct applicable to our executive officers, directors and all other employees, which is a “code of ethics” as defined in this Item 16B of Form 20-F promulgated by the SEC. We have also implemented a training program for new and existing employees concerning our Code of Ethics and Proper Business Conduct. A copy of the code is delivered to every employee of Evogene Ltd. and all of its subsidiaries, and is available to investors and others, without charge, on our website at http://www.evogene.com/investor-relations/corporate-governance/ or by contacting our investor relations department. Information contained on, or that can be accessed through, our website does not constitute a part of this Form 20-F and is not incorporated by reference herein. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website within four business days following the date of amendment or waiver in accordance with the requirements of the Nasdaq listing rules and Instruction 4 to such Item 16B. We granted no waivers under our Code of Ethics and Proper Business Conduct in 2023. We also intend to disclose any amendments to, or waivers of, the Code of Ethics and Proper Business Conduct applicable to our directors or executive officers on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services.

We paid or accrued the following fees for professional services rendered by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global and an independent registered public accounting firm, for the fiscal years ended December 31, 2022 and 2023:

	2022	2023
Audit Fees	$190,000	$190,000
Audit Related Fees	-	-
Tax Fees	20,000	20,000
All other fees	-	10,000
Total	$210,000	$220,000

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

“All Other Fees” include fees for professional services rendered by our auditors for VAT consulting to one of our subsidiaries.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually any specific audit and non-audit services, audit-related services and tax services that may be performed by our independent accountants. Pursuant to that policy, our audit committee pre-approved all fees paid to our auditors for the year ended December 31, 2023.

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

◾
Shareholder approval. We seek shareholder approval for all corporate actions requiring such approval under the Companies Law, which include (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at our company), (ii) transactions concerning the compensation, indemnification, exculpation and insurance of the chief executive officer; (iii) the compensation policy recommended by the compensation committee of our board of directors and approved by our board of directors (and any amendments thereto); (iv) extraordinary transactions with, and the terms of employment or other engagement of, a controlling shareholder (if and when this becomes relevant to our company), (v) amendments to our articles of association, and (vi) certain non-public issuances of securities. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies. We are not required, however, to seek shareholder approval for any of the following events described in the Nasdaq Listing Rules:

◾	certain issuances of shares in excess of 20% of the outstanding shares of the Company;

◾	an issuance that will result in a change of control of our company; and

◾	adoption of, or material changes to, our equity compensation plans.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 16J.	INSIDER TRADING PLANS (10B5-1)

Not applicable.

ITEM 16K.	Cybersecurity

Cybersecurity Risk Management and Strategy

We have founded and implemented an information security committee which encompasses management of cybersecurity risk intended to protect the confidentiality, integrity, and availability of our critical systems and information. Among the committee members’ responsibilities are cybersecurity incident response management. The committee utilizes common methodologies, reporting channels and governance processes and consists of members across the Company’s group, among which are representatives from our executive management, business development, R&D, legal, compliance, operations and finance.

The Committee is designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment. An IT team is principally responsible for the assessment of our cybersecurity risks, our security controls, and our response to cybersecurity incidents. We use external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls.

Cybersecurity Governance

Our audit committee oversees our cybersecurity risk management. The audit committee receives a yearly report from management on our cybersecurity status. In addition, management updates the Audit Committee, as necessary, regarding any material cybersecurity incidents.

Our information security management team, including our Chief Technology Officer and VP Operations, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity management and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team’s experience includes previous Chief Information Security Officer roles and degrees in relevant fields.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity events and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

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

2.1	Description of ordinary shares of Evogene Ltd. †
4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
4.2	Evogene Share Option Plan (2002) (incorporated by reference to Exhibit 10.10 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
4.3	Evogene Ltd. Key Employee Share Incentive Plan, 2003 (incorporated by reference to Exhibit 10.11 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
4.4.1	Evogene Ltd. 2013 Share Option Plan (incorporated by reference to Exhibit 10.12 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
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

4.7	Share Purchase Agreement, dated as of August 6, 2019, by and among Evogene Ltd., Lavie Bio Ltd., Lavie Bio Inc., Lavie Tech Inc., Pioneer Hi-Bred International, Inc. and Taxon Biosciences, Inc. *
4.8
Controlled Equity Offering Sales Agreement, dated as of January 14, 2021, by and between Evogene Ltd. and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 10.1 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on January 14, 2021) and Controlled Equity Offering Sales Agreement, dated as of February 19, 2021, by and between Evogene Ltd. and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 10.1 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on February 19, 2021)

4.9
Share Purchase Agreement dated December 21, 2022 by and among Biomica Ltd., Evogene Ltd. and Shanghai Healthcare Capital (incorporated by reference to Exhibit 4.9 to Evogene’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023).*

4.10
SAFE Agreement dated August 11, 2022 between Lavie Bio Ltd. and BKG Finance GmbH (incorporated by reference to Exhibit 4.10 to Evogene’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023)*

4.11	License Agreement between Corteva Agriscience LLC and Lavie Bio Ltd. dated July 14, 2023. †*
4.12	Master Supply Agreement for Supply of Castor Planting Seeds between Casterra Ag Ltd. and ENI dated June 2, 2023. †*
4.13
Securities Purchase Agreement dated as of July 17, 2023, by and between Evogene Ltd. and the purchasers therein. (incorporated by reference to Exhibit 10.1 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on July 17, 2023)

4.14
Placement Agency Agreement, dated July 17, 2023, by and between Evogene Ltd. and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.2 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on July 17, 2023)

8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 to Evogene’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023)
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a)†
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a)†
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350^
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350^
15.1	Consent of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, independent registered public accounting firm†
97.1	Policy for Recovery of Erroneously Awarded Compensation †
101
The following financial information from Evogene Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2023 formatted in inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Financial Position at December 31, 2023 and 2022; (ii) Consolidated Statements of Profit or Loss for the years ended December 31, 2023, 2022 and 2021; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2023, 2022 and 2021; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.†

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

Evogene Ltd.

Date: March 28, 2024	By: /s/ Ofer Haviv Name: Ofer Haviv Title: President and Chief Executive Officer

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EVOGENE LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Evogene Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Intangible Assets

Description of the matter

As of December 31, 2023, the Company’s intangible assets with finite lives were $13,169 thousand. As described in Notes 2 and 11 to the consolidated financial statements, intangible assets with finite lives are assessed for recoverability whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company evaluates assets for potential impairment by comparing the recoverable amount to the carrying amount of the asset. If the carrying amount of the assets exceeds the recoverable amount, impairment is measured based on the difference between the carrying amount of the assets and the recoverable amount.

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

S.A.F.E

Description of the matter

In August 2022, an affiliate company of ICL and Lavie Bio Ltd. entered a multi-year collaboration agreement for developing novel bio-stimulant products to enrich fertilizer efficiency. As part of the collaboration, ICL invested through an affiliate company in Lavie Bio Ltd. $10,000 under a SAFE agreement (simple agreement for future equity)

SAFE is a standard convertible equity instrument. As of December 31, 2023, the Company’s SAFE were $10,368 thousand.  As described in Notes 1,3,13 and 14 to the consolidated financial statements. The Company evaluates the SAFE according to the fair value.

How we addressed the matter in our audit

We obtained bank confirmations directly to ensure existence and Reviewed transaction agreements and related accounting analysis prepared by the Company, including classification between equity and liabilities.

We also reviewed and assessed the work performed by an independent valuation firm (S-Cube) to determine the fair value, including the reasonableness of the input data and key assumptions (e.g., discount rate, growth rate, terminal value) and performed audit procedures accordingly.

We  used the assistance of EY TAS to verify the methodology used and the computation preformed.

/s/ KOST FORER GABBAY & KASIERER
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since 2002.

Tel-Aviv, Israel
March 28, 2024

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

		December 31,
	Note	2023	2022

CURRENT ASSETS:
Cash and cash equivalents	6	$20,772	$28,980
Short-term bank deposits		10,291	-
Marketable securities	7	-	6,375
Trade receivables		357	348
Other receivables and prepaid expenses	8	2,973	1,482
Inventories		76	566
		34,469	37,751
LONG-TERM ASSETS:
Long-term deposits and other receivables		28	74
Deferred taxes	17d	-	94
Right-of-use-assets	9	980	1,568
Property, plant and equipment, net	10	2,455	2,499
Intangible assets, net	11	13,169	14,140
		16,632	18,375

		$51,101	$56,126
CURRENT LIABILITIES:
Trade payables		$1,785	$1,036
Employees and payroll accruals		2,537	1,987
Lease liability	9	853	884
Liabilities in respect of government grants	12	388	79
Deferred revenues and other advances		362	22
Other payables		1,019	1,617
		6,944	5,625
LONG-TERM LIABILITIES:
Lease liability	9	285	932
Liabilities in respect of government grants	12	4,426	4,665
Other advances		393	-
Convertible SAFE	5f, 13	10,368	10,114
		15,472	15,711
SHAREHOLDERS’ EQUITY:	18
Ordinary shares of NIS 0.02 par value:
Authorized – 150,000,000 ordinary shares; Issued and outstanding –50,584,888 ordinary shares on December 31, 2023 and 41,260,439 ordinary shares on December 31, 2022		286	235
Share premium and other capital reserves		269,353	261,402
Accumulated deficit		(257,586)	(233,707)

Equity attributable to equity holders of the Company		12,053	27,930

Non-controlling interests		16,632	6,860

Total equity		28,685	34,790

		$51,101	$56,126

March 28, 2024
Date of approval of the	Sarit Firon	Ofer Haviv	Yaron Eldad
financial statements	Chairperson of the board	Chief Executive Officer	Chief Financial Officer

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share amounts)

		Year ended December 31,
	Note	2023	2022	2021

Revenues	22b	$5,640	$1,675	$930
Cost of revenues	20a	1,692	909	767

Gross profit		3,948	766	163

Operating expenses (income):

Research and development, net	20b	20,777	20,792	21,125
Sales and marketing	20c	3,611	3,933	2,738
General and administrative	20d	6,068	6,482	7,253
Other income	20e	-	(3,500)	-

Total operating expenses, net		30,456	27,707	31,116

Operating loss		(26,508)	(26,941)	(30,953)

Financing income	20f	1,486	516	1,935
Financing expenses	20f	(965)	(3,329)	(1,414)

Financing income (expenses), net		521	(2,813)	521

Loss before taxes on income		(25,987)	(29,754)	(30,432)
Taxes on income (tax benefit)	17	(33)	90	13

Loss		$(25,954)	$(29,844)	$(30,445)

Attributable to:
Equity holders of the Company		(23,879)	(26,638)	(27,793)
Non-controlling interests		(2,075)	(3,206)	(2,652)

		$(25,954)	$(29,844)	$(30,445)

Basic and diluted loss per share, attributable to equity holders of the Company	21	$(0.52)	$(0.65)	$(0.69)

Weighted average number of shares used in computing basic and diluted loss per share		45,685,619	41,210,184	40,433,303

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Attributable to equity holders of the Company
	Share capital		Share premium and other capital reserves		Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2021	$200		$225,121		$(179,276)	$46,045	$10,837	$56,882

Loss	-		-		(27,793)	(27,793)	(2,652)	(30,445)

Issuance of ordinary shares, net	27		29,555		-	29,582	-	29,582

Forfeiture of non-controlling interests regarding share-based compensation	-		536		-	536	(536)	-

Benefit to non-controlling interests regarding share-based compensation	-		(23)		-	(23)	23	-

Exercise of subsidiary options	-		(378)		-	(378)	378	-

Exercise of pre-funded warrants	6		4,359		-	4,365	-	4,365

Exercise of options	1		426		-	427	-	427

Restricted stock units (“RSUs”) vested	*	)	*	)	-	-	-	-

Share-based compensation and RSUs	-		892		-	892	1,717	2,609

Balance as of December 31, 2021	$234		$260,488		$(207,069)	$53,653	$9,767	$63,420

Loss	-		-		(26,638)	(26,638)	(3,206)	(29,844)

Issuance of ordinary shares, net	1		20		-	21	-	21

Forfeiture of non-controlling interests regarding share-based compensation	-		272		-	272	(272)	-

Benefit to non-controlling interests regarding share-based compensation	-		(2)		-	(2)	2	-

Exercise of subsidiary options	-		*	)	-	* )	-	*	)

Exercise of options	*	)	7		-	7	-	7

RSUs vested	*	)	*	)	-	* )	-	*	)

Share-based compensation and RSUs	-		617		-	617	569	1,186

Balance as of December 31, 2022	$235		$261,402		$(233,707)	$27,930	$6,860	$34,790

*) Represents an amount lower than $1

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Attributable to equity holders of the Company
	Share capital		Share premium and other capital reserves	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of December 31, 2022	$235		$261,402	$(233,707)	$27,930	$6,860	$34,790

Loss	-		-	(23,879)	(23,879)	(2,075)	(25,954)

Issuance of ordinary shares, net	51		8,398	-	8,449	-	8,449

Forfeiture of non-controlling interests regarding share-based compensation	-		71	-	71	(71)	-

Benefit to non-controlling interests regarding share-based compensation	-		3	-	3	(3)	-

Issuance of a subsidiary ordinary shares to the company	-		(809)	-	(809)	809	-

Issuance of a subsidiary preferred shares to non-controlling interests	-		(238)	-	(238)	9,761	9,523

RSUs vested	*	)	* )	-	* )	-	*	)

Share-based compensation and RSUs	-		526	-	526	1,351	1,877

Balance as of December 31, 2023	$286		$269,353	$(257,586)	$12,053	$16,632	$28,685

*) Represents an amount lower than $1

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:

Loss	$(25,954)	$(29,844)	$(30,445)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	1,641	1,513	1,302
Amortization of intangible assets	971	1,067	932
Share-based compensation	1,877	1,186	2,609
Revaluation of convertible SAFE	254	114	-
Net financing expenses (income)	(666)	2,979	(884)
Decrease in accrued bank interest	-	7	11
Loss (gain) from sale of property, plant and equipment	(26)	-	121
Taxes on income (tax benefit)	(33)	90	13

	4,018	6,956	4,104
Changes in asset and liability items:

Increase in trade receivables	(9)	(67)	(59)
Decrease (increase) in other receivables	(1,445)	1,113	637
Decrease (increase) in inventories	490	(474)	(92)
Decrease (increase) in deferred taxes	94	(94)	-
Increase (decrease) in trade payables	742	(469)	625
Increase (decrease) in employees and payroll accruals	550	(675)	127
Increase (decrease) in other payables	(534)	48	290
Increase (decrease) in deferred revenues and other advances	(288)	(153)	128

	(400)	(771)	1,656

Cash received (paid) during the year for:

Interest received	905	186	297
Interest paid	(115)	(165)	(315)
Taxes paid	(31)	(40)	(13)

Net cash used in operating activities	$(21,577)	$(23,678)	$(24,716)

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from investing activities:

Purchase of property, plant and equipment	$(785)	$(1,171)	$(847)
Proceeds from sale of marketable securities	6,924	12,356	4,395
Purchase of marketable securities	(503)	(911)	(23,114)
Proceeds from sale of property, plant and equipment	26	-	-
Withdrawal from (investment in) bank deposits, net	(10,200)	3,000	(1,000)

Net cash provided by (used in) investing activities	(4,538)	13,274	(20,566)

Cash flows from financing activities:

Issuance of a subsidiary preferred shares to non-controlling interests	9,523	-	-
Proceeds from issuance of ordinary shares, net of issuance expenses	8,449	21	29,582
Proceeds from issuance of convertible SAFE	-	10,000	-
Proceeds from exercise of options	-	7	484
Repayment of lease liability	(836)	(803)	(580)
Proceeds from government grants	1,089	149	824
Repayment of government grants	(73)	(31)	(34)

Net cash provided by financing activities	18,152	9,343	30,276

Exchange rate differences - cash and cash equivalent balances	(245)	(2,284)	1,102

Decrease in cash and cash equivalents	(8,208)	(3,345)	(13,904)

Cash and cash equivalents beginning of the year	28,980	32,325	46,229

Cash and cash equivalents end of the year	$20,772	$28,980	$32,325

Significant non-cash activities
Acquisition of property, plant and equipment	$81	$74	$32

Increase of right-of-use asset recognized with corresponding lease liability	$194	$90	$841
Exercise of pre-funded warrants	$-	$-	$4,365

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: –    GENERAL

Evogene Ltd. together with its subsidiaries (the "Company" or "Evogene") is a leading computational biology company aiming to revolutionize life-science product development across several market segments, including human health, agriculture, and other industries, by utilizing cutting edge computational technologies. To achieve this mission, Evogene established its unique Computational Predictive Biology (“CPB”) platform, leveraging big data and artificial intelligence, and incorporating deep multidisciplinary understanding in life sciences. The CPB platform is the basis for three technology engines, each focused on the direction and acceleration of the discovery and development of products based on one of the following core components: Microbes – MicroBoost AI, Small molecules – ChemPass AI, Genetic elements – GeneRator AI. Evogene uses its technological engines to support the development of products for the life science industry through dedicated subsidiaries and with strategic partners. Currently, Evogene’s main subsidiaries utilize the technological engines to develop human microbiome-based therapeutics by Biomica Ltd., medical cannabis products by Canonic Ltd., ag-chemicals by AgPlenus Ltd., ag-biologicals by Lavie Bio Ltd. and an integrated end-to-end solution for large-scale castor bean cultivation by Casterra Ag Ltd. The Company has a history of losses and incurred operating losses of $26,508 and $26,941 during the years ended December 31, 2023, and 2022, respectively.

Furthermore, the Company intends to continue to finance its operating activities by raising capital, by seeking collaborations with multinational companies in the industry as well as from revenues derived from the sale of end-products or commercialization of product candidates.

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

a.
The Company principally derives its revenues from collaboration and licensing agreements, sales from castor seeds and sales of medical cannabis products in Israel (see Note 5). As to major customers, see Note 22c.

b.
The Company has the following direct and indirect subsidiaries: Casterra Ag Ltd. (formerly Evofuel Ltd.), Evogene Inc., Biomica Ltd., AgPlenus Ltd., AgPlenus Inc., Lavie Bio Ltd., Lavie Bio Inc., Lavie Tech Inc., Taxon Biosciences, Inc. and Canonic Ltd.

Casterra Ag Ltd. was incorporated on December 29, 2011 and is currently focusing on the development and sales of improved castor bean seeds for industrial uses.

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

c.
On August 6, 2019, Corteva Inc. (“Corteva”), through its subsidiary Pioneer Hi-Bred International, Inc., made an investment in the Company’s agriculture biologicals subsidiary, Lavie Bio Ltd., which included a cash investment of $10,000 and the contribution of all shares of Corteva’s wholly owned subsidiary Taxon Biosciences, Inc. in consideration for 27.84% of Lavie Bio Ltd.’s shares. As part of the foregoing transaction, the parties entered into a commercial arrangement, including the grant to Corteva of certain commercialization rights with respect to Lavie Bio Ltd.’s products, mainly in corn and soybean (see also Note 11 and Note 18f(1)).

d.
In August 2022, an affiliate company of ICL and Lavie Bio Ltd. entered a multi-year collaboration agreement for developing novel bio-stimulant products to enrich fertilizer efficiency. As part of the collaboration, ICL invested through an affiliate company in Lavie Bio Ltd. $10,000 under a SAFE agreement (simple agreement for future equity) (see also Note 13).

e.
On December 21, 2022, Biomica, signed a definitive agreement for a $20,000 financing round, led by Shanghai Healthcare Capital (“SHC”), out of which $10,000 shall be invested by the Company in Biomica preferred shares. Following the closing of the transaction on April 27, 2023, the Company was diluted to approximately 67% of the share capital of Biomica, on a fully diluted basis, while SHC is holding approximately 20%, on a fully diluted basis.

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: -    GENERAL (Cont.)

g.
On February 19, 2021, the Company entered into a new Controlled Equity Offering Sales Agreement, having an aggregate offering price of up to $50,000 (subsequently reduced to approximately $19,500), pursuant to which the Company issued 726,832 ordinary shares during April through September 2021, in an ATM offering, with a weighted average selling price of $3.64 per share, resulting in gross proceeds of approximately $2,600. During December 2022, 28,507 ordinary shares were issued through the ATM offering, with a weighted selling price of $0.77 per share, resulting in gross proceeds of approximately $22. During 2023, 720,221 ordinary shares were issued through the ATM offering, with a weighted selling price of $0.96 per share, resulting in gross proceeds of approximately $695. See also Note 24e.

h.
On July 17, 2023, the Company entered into securities purchase agreements with certain institutional investors for the sale of 8,500,000 ordinary shares in a registered direct offering at a purchase price of $1.00 per ordinary share (the “offering”). The gross proceeds from the offering amounted to approximately $8,500, before deducting placement agent fees and other offering expenses.

i.
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

c.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty, and which form part of the Company's cash management.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Short-term deposits:

Short-term bank deposits are deposits with an original maturity of more than three months from the date of investment and which do not meet the definition of cash equivalents. The deposits are presented according to their terms of deposit.

e.	Inventories:

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

f.	Government grants:

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

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term.

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Revenue recognition:

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

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs (see also Note 13).

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

q.	Non-controlling interests measurement:

The profits or losses attributed to regular shares are adjusted for the dividends of non-cumulative preference shares classified as equity held by non-controlling interests. The Company allocates profit or loss and each component of other comprehensive income to the owners of the Company and to ordinary non-controlling interests in proportion to their ownership interests in the subsidiary, even if this results in the non‑controlling interests having a deficit balance.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: -	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: -	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

-	Legal claims:

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

The fair value of the SAFE issued to ICL (see Note 5f and Note 13) is based on the weighted average value of various scenarios assuming Lavie Bio Ltd.’s estimated enterprise value at the valuation date. The enterprise value is calculated using the income approach, whereby the cash flows expected to be generated are discounted to their present value equivalent using a rate of return that reflects the relative risk of the investment, as well as the time value of money. The value of the SAFE assumes the probability of various possible scenarios to which an acceptable option pricing model is applied. The inputs to the model include the enterprise value described above, the conversion price and assumptions regarding the expected volatility and the expected life of each scenario.

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: -	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

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

In January 2020, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" regarding the criteria for determining the classification of liabilities as current or non-current ("the Original Amendment"). In October 2022, the IASB issued a subsequent amendment ("the Subsequent Amendment").

According to the Subsequent Amendment:

•	Only financial covenants with which an entity must comply on or before the reporting date will affect a liability's classification as current or non-current.

•
In respect of a liability for which compliance with financial covenants is to be evaluated within twelve months from the reporting date, disclosure is required to enable users of the financial statements to assess the risks related to that liability. The Subsequent Amendment requires disclosure of the carrying amount of the liability, information about the financial covenants, and the facts and circumstances at the end of the reporting period that could result in the conclusion that the entity may have difficulty in complying with the financial covenants.

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument.

The Original Amendment and Subsequent Amendment are both effective for annual periods beginning on or after January 1, 2024 and must be applied retrospectively. Early adoption is permitted.

The above Amendments are not expected to have a material impact on the Company's consolidated financial statements.

NOTE 5: -	COLLABORATION, RESEARCH AND DISTRIBUTION AGREEMENTS-

Each of the following agreements amounted to 10% or more of the Company’s total revenues in 2023, 2022 and 2021:

a.
In March 2020, AgPlenus Ltd. entered into a multi-year collaboration with Corteva for the discovery and development of novel herbicides. Under the terms of the collaboration agreement, AgPlenus Ltd. and Corteva work together to optimize herbicide product candidates originating from the Company’s pipeline. Successful candidates from this collaboration are expected to be further developed by Corteva (see also Note 23e and Customer A in Note 22c).

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: -	COLLABORATION, RESEARCH AND DISTRIBUTION AGREEMENTS (Cont.)

b.
In August 2021, Canonic Ltd. entered into an agreement with customer C (see Note 22c) for the distribution in Israel of Canonic Ltd.’s medical cannabis products, through its distribution channels, on a consignment basis to licensed pharmacies, under the Canonic brand. The initial term of the agreement is 36 months.

c.
In November 2022, Casterra Ag Ltd. entered into an agreement with a customer, under which Casterra Ag Ltd. would sell to the customer castor seeds, equipment, machinery and materials. In November 2023, the agreement was extended until November 1, 2024.

d.
In June 2023, Casterra Ag Ltd. signed a framework agreement with a leading oil and gas energy company (Customer D, see Note 22c) for the sale of castor varieties at a commercial scale for biofuel production. Under the framework of the agreement, during June 2023, Casterra Ag Ltd. received an order totaling $9,100. In addition, during June 2023 Casterra Ag Ltd. received an additional order totaling approximately $2,200 to supply castor seeds.

e.
During July 2023, Lavie Bio entered a licensing agreement with Corteva, conferring exclusive rights to Corteva for advancing and commercializing Lavie Bio's lead bio-fungicides, LAV311 and LAV312. Lavie Bio received an initial payment of $5,000, in two installments, a first payment of $2,500 was received during September 2023 (see also Note 24d). In addition, Lavie Bio will also be eligible for additional future milestone payments and royalties from Corteva's sales of the products.

Additional agreements signed during 2022 and 2023:

f.
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

g.
In May 2023 Evogene signed an agreement for an EU Horizon grant of approximately €1.2 million to support the creation of oil-seed crops that have high carbon-dioxide assimilation and enhanced drought tolerance. The project is expected to be executed over 32 months. In May 2023 Evogene received a pre-financing payment of approximately €0.9 million (approximately $1,023) from the grant mentioned above.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: -	CASH AND CASH EQUIVALENTS

	December 31,
	2023	2022

Cash for immediate withdrawal in USD	$19,067	$22,315
Cash for immediate withdrawal in New Israeli Shekels (“NIS”)	1,642	6,204
Cash for immediate withdrawal in Euro and other currencies	63	461

	$20,772	$28,980

NOTE 7: -	MARKETABLE SECURITIES

Financial assets measured at fair value through profit and loss (see Note 14):

	December 31,
	2023	2022

Corporate bonds and government treasury notes	$-	$6,375

NOTE 8: -	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2023	2022

Government authorities	$226	$284
Grant receivables	88	63
Patent cost reimbursement	-	6
Prepaid expenses	909	995
Restricted cash	-	32
Suppliers advances	1,617	-
Other	133	102

	$2,973	$1,482

NOTE 9: -	LEASES

The Company has entered into various lease agreements for certain of its offices and car leases with original lease periods expiring between 2024 and 2028. Most of the lease agreements include one or more options to renew. The Company does not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: -	LEASES (Cont.)

a.	Information on leases in which the Company is a lessee:

	Year ended December 31
	2023	2022

Interest expense on lease liabilities	$115	$165
Exchange rate differences	(57)	(237)
CPI recognized on lease liabilities and right-of-use assets	39	95
Depreciation expenses on right-of-use assets	805	726
Expense due to removal of lease liabilities and right-of-use assets	-	(1)

b.	Lease extension and cancelation options:

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: -	LEASES (Cont.)

c.	Disclosures of right-of-use assets:

	Leasehold	Motor vehicles	Total
Cost:

Balance as of January 1, 2023	$3,522	$747	$4,269

Additions during the year:

Additions to right-of-use assets for new leases in the period	-	194	194

Revaluation recognized in CPI	31	8	39

Disposals during the year:

Disposals of right-of-use assets for leases terminated in the period	-	(75)	(75)

Balance as of December 31, 2023	3,553	874	4,427

Accumulated depreciation:

Balance as of January 1, 2023	2,276	425	2,701

Additions during the year:

Depreciation	592	213	805

Disposals during the year:

Disposals of right-of-use assets	-	(59)	(59)

Balance as of December 31, 2023	2,868	579	3,447

Depreciated cost on December 31, 2023	$685	$295	$980

	Leasehold	Motor vehicles	Total
Cost:

Balance as of January 1, 2022	$3,441	$744	$4,185

Additions during the year:

Additions to right-of-use assets for new leases in the period	-	102	102

Revaluation recognized in CPI	81	14	95

Disposals during the year:

Disposals of right-of-use assets for leases terminated in the period	-	(113)	(113)

Balance as of December 31, 2022	3,522	747	4,269

Accumulated depreciation:

Balance as of January 1, 2022	1,718	358	2,076

Additions during the year:

Depreciation	558	168	726

Disposals during the year:

Disposals of right-of-use assets	-	(101)	(101)

Balance as of December 31, 2022	2,276	425	2,701

Depreciated cost on December 31, 2022	$1,246	$322	$1,568

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: -	LEASES (Cont.)

d.	Disclosures of lease liability:

	Leasehold	Motor vehicles	Total

Balance as of January 1, 2023	$1,536	$280	$1,816

Lease payments	(744)	(207)	(951)

Lease deposits	-	(2)	(2)

Interest expense	90	25	115

Exchange rate differences	(45)	(12)	(57)

Additions to lease liability for new leases in the period	-	194	194

Reduction of lease liability for leases terminated in the period	-	(16)	(16)

Revaluation recognized in CPI	31	8	39

Balance as of December 31, 2023	$868	$270	$1,138

	Leasehold	Motor vehicles	Total

Balance as of January 1, 2022	$2,286	$383	$2,669

Lease payments	(770)	(187)	(957)

Lease deposits	-	(10)	(10)

Interest expense	143	22	165

Exchange rate differences	(204)	(33)	(237)

Additions to lease liability for new leases in the period	-	102	102

Reduction of lease liability for leases terminated in the period	-	(11)	(11)

Revaluation recognized in CPI	81	14	95

Balance as of December 31, 2022	$1,536	$280	$1,816

The Company leases facilities for its offices and research and development activities, as well as motor vehicles under leases. As of December 31, 2023, the future minimum lease payments under non-cancelable leases for the years ending December 31, are as follows (see also Note 14b(3)):

	Leasehold	Motor vehicles	Total

2024	$727	$194	$921
2025	110	101	211
2026	70	33	103
2027	41	-	41
2028	21	-	21

Total lease payments	$969	$328	$1,297
Less: imputed interest	(101)	(58)	(159)
Present value of lease liabilities	$868	$270	$1,138

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: -	PROPERTY, PLANT AND EQUIPMENT, NET

	Laboratory equipment	Computers and peripheral equipment	Office equipment and furniture	Leasehold improvements	Total
Cost:

Balance on January 1, 2023	$4,655	$2,040	$253	$13,866	$20,814
Additions	380	179	73	166	798
Deductions	(41)	-	-	-	(41)

Balance on December 31, 2023	4,994	2,219	326	14,032	21,571

Accumulated Depreciation:

Balance on January 1, 2023	3,998	1,553	189	12,575	18,315
Additions	325	261	14	242	842
Deductions	(41)	-	-	-	(41)

Balance on December 31, 2023	4,282	1,814	203	12,817	19,116

Depreciated cost on December 31, 2023	$712	$405	$123	$1,215	$2,455

	Laboratory equipment	Computers and peripheral equipment	Office equipment and furniture	Leasehold improvements	Total
Cost:

Balance on January 1, 2022	$4,256	$1,608	$253	$13,512	$19,629
Additions	399	432	-	354	1,185

Balance on December 31, 2022	4,655	2,040	253	13,866	20,814

Accumulated Depreciation:

Balance on January 1, 2022	3,672	1,347	176	12,361	17,556
Additions	326	206	13	214	759

Balance on December 31, 2022	3,998	1,553	189	12,575	18,315

Depreciated cost on December 31, 2022	$657	$487	$64	$1,291	$2,499

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: -	INTANGIBLE ASSETS, NET

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

	Pipeline Products	Potential Products	Microorganisms Collection	Total
Cost:

Balance on January 1, 2023	$7,028	$4,920	$5,500	$17,448
Additions	-	-	-	-

Balance on December 31, 2023	$7,028	$4,920	$5,500	$17,448

Accumulated Depreciation:

Balance on January 1, 2023	$1,374	$862	$1,072	$3,308
Additions	403	253	315	971

Balance on December 31, 2023	1,777	1,115	1,387	4,279

Amortized cost on December 31, 2023	$5,251	$3,805	$4,113	$13,169

	Pipeline Products	Potential Products	Microorganisms Collection	Total
Cost:

Balance on January 1, 2022	$7,028	$4,920	$5,500	$17,448
Additions	-	-	-	-

Balance on December 31, 2022	$7,028	$4,920	$5,500	$17,448

Accumulated Depreciation:

Balance on January 1, 2022	$971	$609	$661	$2,241
Additions	403	253	411	1,067

Balance on December 31, 2022	1,374	862	1,072	3,308

Amortized cost on December 31, 2022	$5,654	$4,058	$4,428	$14,140

Amortization expenses of intangible assets are classified in profit or loss in research and development, net.

NOTE 12: -	LIABILITIES IN RESPECT OF GOVERNMENT GRANTS
	2023	2022

Balance on January 1,	$4,744	$4,396
Grants received *)	66	212
Royalties paid	(73)	(31)
Amounts recorded in profit or loss	77	167

Balance on December 31,	$4,814	$4,744

*) Excludes EU Horizon grant received in May 2023 - see also Note 5g.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: -	LIABILITIES IN RESPECT OF GOVERNMENT GRANTS (Cont.)
The Company received research and development grants from the IIA and undertook to pay royalties of 3% of revenues derived from research and development projects that were financed by the IIA, of up to 100% of the grants received (including accrued interest). As of December 31, 2023, the Company received grants amounting to $9,108 (including accrued interest), of which $3,601 were repaid to date.

In July 2022, Canonic Ltd. received the Israeli Ministry of Economy approval to be included in “Smart money” grants program for marketing operations in Germany. The maximum grants amount from this program is approximately $85. Canonic Ltd. undertook to pay royalties of 3% of yearly revenues above approximately $284 derived from the operation in Germany, up to 100% of the grants received. As of December 31, 2023, Canonic Ltd. received $42 for marketing expenses in Germany incurred until December 31, 2023.

In February 2024, Lavie Bio Ltd. received the Israeli Ministry of Economy approval to be included in “Smart money” grant program to begin exporting in Canada. See also Note 24b.

NOTE 13: -	CONVERTIBLE SAFE
In August 2022, ICL and Lavie Bio Ltd. (“Lavie”) entered a multi-year collaboration agreement for developing novel bio-stimulant products to enrich fertilizer efficiency. As part of the collaboration, ICL (through its affiliate company) invested $10,000 in Lavie using a SAFE agreement (simple agreement for future equity). Pursuant to the terms of that agreement, the SAFE amount will automatically be converted during enumerated events, each subject to certain terms and conditions, to include (i) an equity financing (as such term is defined in the agreement), with such SAFE amount converting into equity at a 20% discount rate, or (ii) a liquidity event (as such term is defined in the agreement), with such SAFE amount converting into shares to receive a portion of proceeds due as part of the liquidity event. The price per share for future conversion is capped at a price reflecting a valuation of $130,000 prior to the relevant event. Additionally, ICL is permitted to invest an additional amount prior to, or as part of, the next financing of Lavie, which may result in ICL holding up to a maximum interest of 14.29% in Lavie on a fully diluted share capital basis. If no equity financing occurs within thirty (30) months of the effective date of the agreement, ICL shall be entitled to convert the SAFE amount at a price per share reflecting a valuation of $70,000. According to IAS 32, "Financial Instruments: Presentation", as conversion upon an equity financing requires the delivery of variable number of shares, the SAFE is accounted for as a liability and measured at fair value according to IFRS 9. The fair value of the SAFE will be remeasured at the end of each reporting period with any change to fair value recorded within financial expenses in the statements of profit or loss. The fair value of the SAFE at initial recognition equals the transaction price of $10,000. As of December 31, 2023 and 2022 the fair value of the SAFE, based on a valuation prepared by third-party valuation specialists, was $10,368 and $10,114, respectively. See also Note 14c.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: -	FINANCIAL INSTRUMENTS

a.	Classification of financial instruments by fair value hierarchy:

	December 31,
	2023	2022
Financial assets:

Marketable securities – Level 1	$-	$6,375

	$-	$6,375

During 2023 and 2022, there were no transfers due to the fair value measurement of any financial instrument to or from Levels 1, 2 and 3.

b.	Financial risk factors:

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

The Company operates primarily in Israel and has an exchange rate risk as it incurs operating costs in Israel, consisting principally of salaries and related personnel expenses, and facility expenses which are denominated in NIS, which differs from its functional currency.

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

The following table presents the repayment dates of the Company's financial liabilities, by contractual terms, in nominal amounts (including interest payments):

Balance on December 31, 2023:
	Up to 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	Over 5 years	Total
Trade payables	$1,785	$-	$-	$-	$-	$-	$1,785
Employees and payroll accruals	2,537	-	-	-	-	-	2,537
Other payables	1,019	-	-	-	-	-	1,019
Leases liability	921	211	103	41	21	-	1,297
Liabilities in respect of government grants	388	676	778	1,123	1,566	1,315	5,846

	$6,650	$887	$881	$1,164	$1,587	$1,315	$12,484

Balance on December 31, 2022:

	Up to 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	Over 5 years	Total
Trade payables	$1,036	$-	$-	$-	$-	$-	$1, 036
Employees and payroll accruals	1,987	-	-	-	-	-	1,987
Other payables	1,617	-	-	-	-	-	1,617
Leases liability	943	819	131	70	41	21	2,025
Liabilities in respect of government grants	79	251	573	1,085	1,841	1,962	5,791

	$5,662	$1,070	$704	$1,155	$1,882	$1,983	$12,456

c.	Fair Value:

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

The fair value measurement of the SAFE agreement as described in Note 13 is based on the weighted average value of various scenarios regarding Lavie Bio Ltd.’s estimated enterprise value at the valuation date. The fair value of the ordinary shares of Lavie Bio Ltd. is measured using the income approach, whereby the expected cash flows generated by Lavie Bio Ltd. are discounted to their present value equivalent using a rate of return that reflects its relative risk, as well as the time value of the money, and is considered to be Level 3 fair value hierarchy (see Note 2n). As of December 31, 2023 and 2022 the cash flow projections were discounted using the weighted average cost of capital rates of 25% and 26.7%, respectively, and long-term growth rates of 3% and 3%, respectively.

d.	Sensitivity tests relating to changes in market factors:

	December 31,
	2023	2022

Sensitivity test to changes in the NIS/USD exchange rate:

Gain (loss) from the change:
Decrease of 5% in the U.S. dollar relative to the NIS	$(377)	$(69)
Increase of 5% in the U.S. dollar relative to the NIS	$377	$69

Sensitivity test to changes in the market price of listed securities:

Gain (loss) from the change:
Increase of 5% in market price	$-	$319
Decrease of 5% in market price	$-	$(319)

Sensitivity tests and principal work assumptions:

The selected changes in the relevant risk variables were determined based on management's estimate as to reasonable possible changes in these risk variables.

NOTE 15: -	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Claims:

As of December 31, 2023, the Company is not involved in any material claims.

b.	Government grants:

The Company received research and development grants from the IIA. See also Note 12. If no economic benefits are expected from the research activity, the royalty obligation is not recorded as a liability and instead is treated as a contingent liability in accordance with IAS 37. The grants from the IIA impose certain restrictions on the transfer outside of Israel of the underlying know-how and the manufacturing or manufacturing rights of the underlying products and technologies.

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

	Year ended December 31,
	2023	2022	2021

Expenses – defined contribution plan	$816	$877	$837

NOTE 17: -	TAXES ON INCOME

a.	Tax rates applicable to the Company and its subsidiaries:

1.	The Israeli corporate income tax rate was 23% for all years presented.

2.
The Company’s U.S. subsidiaries, Evogene Inc., Lavie Bio Inc., Lavie Tech Inc., Taxon Biosciences, Inc., and AgPlenus Inc., are subject to U.S. income taxes. During the years 2021 through 2023, the tax rates applicable to those companies, based on the main state where the companies had the most presence, were 21% (federal tax applicable for the years 2021, 2022 and 2023), approximately 3.41% (state tax applicable for 2023) and approximately 6.5% (state tax applicable for the years 2021and 2022).

b.	Tax assessments:

Evogene Ltd. and Casterra Ag Ltd. received assessments that are considered final, up to and including the 2017 tax year.

Biomica Ltd. received assessments that are considered final, up to and including the 2018 tax year.

AgPlenus Ltd., Lavie Bio Ltd. and Canonic Ltd. have not received final tax assessments since their incorporation.

c.	Carryforward losses for tax purposes and other temporary differences:

As of December 31, 2023, Evogene Ltd. and its Israeli subsidiaries have carryforward operating tax losses amounting to approximately $129,000 and $80,000, respectively, hich can be carried forward for an indefinite period.

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

The Company recorded a reduction in current tax liability in one of its U.S. subsidiaries in the amount of $150 offset by a decrease in deferred tax asset in the amount of $94 that was recorded as of December 31, 2022 with respect to the amortization of research and development expenses within the scope of U.S. Internal Revenue Code section 174 over five years.

e.	Theoretical tax:

The Company has incurred operating losses during the years ended December 31, 2023, 2022 and 2021 for which deferred taxes were not recorded, as mentioned in Note 17d. The reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate, and the taxes on income recorded in profit or loss, does not provide significant information and is therefore not presented.

NOTE 18: -	SHAREHOLDERS' EQUITY

a.	Share capital:

	December 31,
	2023		2022
	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
	Number of shares
Ordinary shares of NIS 0.02 par value each	150,000,000	50,584,888	150,000,000	41,260,439

b.	Changes in share capital:

Share capital issued and outstanding:

	Number of shares	NIS par value
Outstanding on January 1, 2022	41,170,168	823,404

Exercise of options and vesting of RSUs	61,764	1,235

Issuance of ordinary shares	28,507	570

Outstanding on December 31, 2022	41,260,439	825,209

Exercise of options and vesting of RSUs	104,228	2,085

Issuance of ordinary shares	9,220,221	184,404

Outstanding on December 31, 2023	50,584,888	1,011,698

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: -	SHAREHOLDERS' EQUITY (Cont.)

Issuance of ordinary shares:

1.
On January 14, 2021, the Company entered a Controlled Equity Offering Sales Agreement, pursuant to which it issued 3,803,594 ordinary shares during January and February 2021, in an ATM offering, with a weighted average selling price of $7.36 per share, resulting in gross proceeds of approximately $28,000.

2.
On February 19, 2021, the Company entered a new Controlled Equity Offering Sales Agreement. In accordance with the terms of the sales agreement, from time to time the Company may offer and sell its ordinary shares in an ATM offering having an aggregate offering price of up to $50,000, which was subsequently reduced to approximately $19,500. During April through September 2021, 726,832 ordinary shares were issued through the ATM offering, with a weighted average selling price of $3.64 per share, resulting in gross proceeds of approximately $2,600.

3.	During December 2022, 28,507 ordinary shares were issued through the ATM offering, with a weighted selling price of $0.77 per share, resulting in gross proceeds of approximately $22.

4.	During 2023, 720,221 ordinary shares were issued through the ATM offering, with a weighted selling price of $0.96 per share, resulting in gross proceeds of approximately $695.

5.
On July 17, 2023, Evogene Ltd. entered into securities purchase agreements with certain institutional investors for the sale of 8,500,000 ordinary shares in a registered direct offering at a purchase price of $1.00 per ordinary share. The gross proceeds from the offering amounted to approximately $8,500, before deducting placement agent fees and other offering expenses.

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

f.	Composition of non-controlling interests in the statement of financial position:

	December 31,
	2023	2022

Balance on January 1,	$6,860	$9,767

Forfeiture of non-controlling interests regarding share-based compensation	(71)	(272)

Share-based compensation	1,351	569

Issuance of a subsidiary ordinary shares to the company	809	-

Issuance of a subsidiary preferred shares to non-controlling interests	9,761	-

Benefit to non-controlling interests regarding share-based compensation	(3)	2

Loss attributed to non-controlling interests	(2,075)	(3,206)

Balance on December 31,	$16,632	$6,860

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

On January 31, 2022, 8,270 options were exercised in Lavie Bio Ltd. into its ordinary shares. Upon the exercise of options, the non-controlling interest was issued 0.08% of Lavie Bio Ltd.'s equity. As a result, the Company recorded an increase in non-controlling interest in the amount less than $1.

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

3.
On December 21, 2022, Biomica, signed a definitive agreement for a $20,000 financing round, led by SHC, out of which $10,000 shall be invested by the Company in Biomica preferred shares. As a result, the Company recorded a negative capital reserve and an increase of non-controlling interest in the amounts of $238 and $9,761, respectively. In addition, certain convertible loans in total amount of $10,000 were converted by the Company to Biomica’s ordinary shares. As a result, the Company recorded an adjustment to capital reserve and non-controlling interest in the amount of $809. Following the closing of the transaction on April 27, 2023, the Company was diluted to approximately 67% of the share capital of Biomica, on a fully diluted basis, while SHC is holding approximately 20%, on a fully diluted basis.

NOTE 19: -	SHARE- BASED COMPENSATION

a.	Expenses recognized in the financial statements:

The expense recognized in the Company's financial statements for services provided by employees and service-providers is as follows:

	Year ended December 31,
	2023	2022	2021

Share-based compensation – Attributable to equity holders of the Company	$526	$617	$892
Share-based compensation – Attributable to non-controlling interests (see Note 18f)	1,351	569	1,717

	$1,877	$1,186	$2,609

b.
The Company maintains four share option and incentive plans: Evogene Ltd. 2002 Share Option Plan, Evogene Ltd. 2003 Key Employee Share Incentive Plan, Evogene Ltd. 2013 Share Option Plan and Evogene Ltd. 2021 Share Incentive Plan (the “2021 Plan”). All such option and incentive plans provide for the grant of options to purchase the Company's ordinary shares that generally expire 10 years from the grant date.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19: -	SHARE- BASED COMPENSATION (Cont.)

c.	Evogene Ltd. Share-based payment plan for employees, directors and consultants:

During 2023, 2022 and 2021, the board of directors of the Company approved to grant its employees, directors and consultants 626,000, 605,500 and 987,750 options, respectively. The fair value of the options granted in 2023, 2022 and 2021 determined at their grant date using the binomial model, was approximately $204, $323 and $957, respectively.

d.	Evogene Ltd. Share options activity:

The following table summarizes the number of share options, the weighted average exercise price, and the changes that were made in the option plans to employees, consultants and directors of the Company:

	2023		2022		2021
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding on January 1,	4,036,024	4.17	4,233,950	5.54	4,030,702	6.24
Granted	626,000	0.80	605,500	1.04	987,750	3.69
Exercised	-	-	(5,624)	1.09	(151,995)	2.81
Forfeited	(687,506)	7.81	(797,802)	5.75	(632,507)	9.06

Outstanding at December 31,	3,974,518	2.88	4,036,024	4.17	4,233,950	5.54

Exercisable at December 31,	2,841,828	3.48	2,755,280	5.32	2,558,643	7.31

The following table summarizes information about share options outstanding at December 31, 2023:

	Options outstanding
Range of exercise prices ($)	Number outstanding	Average remaining contractual life	Weighted average exercise price
0.47 – 1.00	761,000	8.99	0.78
1.02 – 1.79	1,320,068	7.03	1.19
2.24 – 4.91	1,220,450	6.02	3.24
5.15 -7.66	419,500	3.76	5.83
10.41 – 17.80	253,500	1.14	11.49

Total	3,974,518	6.37	2.88

The weighted average outstanding remaining life contractual term of the options as of December 31, 2023 is 6.37 years (as of December 31, 2022, it was 5.82 years).

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19: -	SHARE- BASED COMPENSATION (Cont.)

The weighted average fair value of options granted during 2023 was $0.33 (for options granted during 2022, the weighted average fair value was $0.53).

The fair value of Company share options granted to employees, directors and consultants for the years ended December 31, 2023, 2022 and 2021 was estimated using the binomial model with the following assumptions:

	2023	2022	2021

Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	51-53	48-50	43-47
Risk-free interest rate (%)	3.4-4.4	1.5-3.5	0.9-1.9
Suboptimal factor	1.8-2	1.8-2	1.8-2
Post-vesting forfeiture rate (%)	5-20	5-20	5-10

The expected volatility of the share prices reflects the assumption that the historical volatility of the share prices is reasonably indicative of expected future trends.

e.	Evogene Ltd. RSUs activity:

The 2021 Plan also provides for the grant of restricted shares and RSUs. During 2023 and 2022, the board of directors of the Company approved to grant its employees, directors and consultants 352,600 and 58,200 RSUs, respectively. The fair value of the RSUs granted in 2023 and 2022, was approximately $265 and $71, respectively, determined at their grant date according to the Company's share price at the time of their grant since the RSUs were granted at a zero exercise price and no dividends were expected to be distributed during their vesting period.

The following table summarizes the number of RSUs, and the changes that were made under the 2021 Plan to employees, consultants and directors of the Company during 2023 and 2022:

	2023		2022
	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value

Outstanding on January 1	196,580	2.55	247,775	2.28
Granted	352,600	0.75	58,200	1.23
Vested	(104,228)	1.87	(56,140)	3.06
Forfeited	(30,750)	2.01	(53,255)	2.54

Outstanding at December 31	414,202	1.24	196,580	2.55

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19: -	SHARE- BASED COMPENSATION (Cont.)

f.	The Company's subsidiaries maintain share option and incentive plans with similar terms and conditions.

During the years ended December 31, 2023 and 2022, the Company's subsidiaries approved to grant their employees, directors and consultants 854,139 and 877,689 options, respectively. The fair value of the options determined at their grant date using the binomial model was approximately $2,121 and $1,777 respectively. The fair value was estimated using the binominal model.

The following table summarizes the number of share options, the weighted average exercise price, and the changes that were made in the option plans to employees, consultants and directors of the Company's subsidiaries:

	2023		2022
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding on January 1,	2,273,489	1.72	1,901,992	1.39
Granted	854,139	2.10	877,689	2.74
Exercised	-	-	(8,270)	0.20
Forfeited	(596,494)	2.68	(497,922)	4.05

Outstanding on December 31,	2,531,134	1.63	2,273,489	1.72

Exercisable on December 31,	1,530,420	1.09	1,194,122	0.58

g.
The fair value of Company's subsidiaries’ share options granted to employees, directors and consultants for the years ended December 31, 2023 and 2022 was estimated using the binomial model with the following assumptions:

	2023	2022

Dividend yield (%)	-	-
Expected volatility of the share prices (%)	61-84	65-90
Risk-free interest rate (%)	3.52-5.05	0.44-4.75
Suboptimal factor	1.8-2.0	1.8-2.0
Post-vesting forfeiture rate (%)	5-10	5-10

NOTE 20: -	STATEMENTS OF PROFIT OR LOSS – ADDITIONAL INFORMATION

a.	Cost of revenues:

	Year ended December 31,
	2023	2022	2021

Salaries and benefits	$432	$238	$514
Materials and sub-contractors	1,260	671	253

	$1,692	$909	$767

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20: -	STATEMENTS OF COMPREHENSIVE LOSS – ADDITIONAL INFORMATION (Cont.)

b.	Research and development, net:

	Year ended December 31,
	2023	2022	2021

Salaries and benefits	$9,862	$11,545	$10,841
Share-based compensation	764	593	1,348
Materials and sub-contractors	6,349	5,514	5,709
Plant growth and greenhouse maintenance	744	839	802
Office maintenance	639	437	682
Depreciation and amortization	2,549	2,540	2,234
Loss (Gain) from derecognition of property, plant and equipment	(26)	-	121
Participation in respect of government grants	(143)	(726)	(658)
Other	39	50	46

	$20,777	$20,792	$21,125

c.	Sales and marketing:

	Year ended December 31,
	2023	2022	2021

Salaries and benefits	$1,996	$2,475	$1,424
Share-based compensation	595	323	574
Subcontractors and professional fees	855	883	554
Travel	142	76	39
Legal	10	120	87
Other	13	56	60

	$3,611	$3,933	$2,738

d.	General and administrative:

	Year ended December 31,
	2023	2022	2021

Salaries and benefits	$2,902	$2,929	$2,866
Share-based compensation	518	270	687
Professional fees	2,281	2,876	3,484
Other	367	407	216

	$6,068	$6,482	$7,253

e.	Other income:

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20: -	STATEMENTS OF COMPREHENSIVE LOSS – ADDITIONAL INFORMATION (Cont.)

f.	Financing income and expenses

Financing income:

	Year ended December 31,
	2023	2022	2021

Exchange differences	$167	$319	$1,525
Interest income	1,248	182	291
Financial income in respect of government grants	26	15	-
Change in the fair value of marketable securities	45	-	119

	$1,486	$516	$1,935

Financing expenses:

	Year ended December 31,
	2023	2022	2021

Bank expenses and commissions	$56	$76	$88
Exchange differences	412	2,060	460
Change in the fair value of marketable securities	-	721	181
Revaluation of pre-funded warrants	-	-	212
Lease liability interest	115	165	315
Revaluation of Convertible SAFE	254	114	-
Financial expenses in respect of government grants	128	193	158

	$965	$3,329	$1,414

NOTE 21: -	LOSS PER SHARE

Details of the number of shares and loss used in the computation of loss per share:

	Year ended December 31,
	2023		2022		2021
	Weighted number of shares *)	Loss attributable to equity holders of the Company	Weighted number of shares *)	Loss attributable to equity holders of the Company	Weighted number of shares *)	Loss attributable to equity holders of the Company

Number of shares and loss	45,685,619	(23,879)	41,210,184	(26,638)	40,433,303	(27,793)

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

b.	The following table presents our revenues and operating loss by segments:

	Agriculture	Industrial application	Human health	Unallocated	Total

For the Year Ended December 31, 2023
Revenues	$3,791	$1,075	$487	$287	$5,640

Operating loss	$(11,100)	$(39)	$(10,349)	$(5,020)	$(26,508)

Net financing income					$521

Loss before taxes on income					$(25,987)

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 22: -	OPERATING SEGMENTS (Cont.)

	Agriculture	Industrial application	Human health	Unallocated	Total

For the Year Ended December 31, 2022
Revenues	$876	$72	$513	$214	$1,675

Operating loss	$(12,256)	$(220)	$(8,875)	$(5,590)	$(26,941)

Net financing income					$(2,813)

Loss before taxes on income					$(29,754)

	Agriculture	Industrial application	Human health	Unallocated	Total

For the Year Ended December 31, 2021
Revenues	$628	$40	$183	$79	$930

Operating loss	$(12,248)	$(169)	$(10,087)	$(8,449)	$(30,953)

Net financing expenses					$521

Loss before taxes on income					$(30,432)

c.	Major customers:

Revenues from major customers, each of whom amounts to 10% or more of total revenues. The revenues from major customers detailed below were recorded in the Agriculture and Industrial application segment:

	Year ended December 31,
	2023	2022	2021

Customer A (subsidiary shareholder)	62%	48%	35%
Customer B	-	-	20%
Customer C	-	26%	17%
Customer D	17%	-	-

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 22: -	OPERATING SEGMENTS (Cont.)

d.	Geographical information:

Revenues based on the location of the customers, are as follows:

	Year ended December 31,
	2023	2022	2021

United States	65%	51%	56%
Israel	16%	45%	38%
Brazil	-	-	2%
Other	19%	4%	4%

	100%	100%	100%

The carrying amounts of non-current assets (right-of-use-assets, property, plant and equipment property and intangible assets) in the Company's country of domicile (Israel) and in the United States based on the location of the assets, are as follows:

	December 31,
	2023	2022	2021

United States	80%	79%	81%
Israel	20%	21%	19%

	100%	100%	100%

NOTE 23: -	BALANCES AND TRANSACTIONS WITH EXECUTIVE OFFICERS AND CERTAIN SHAREHOLDERS

a.
As reported by the shareholders, and based on publicly available information, the Company believes that as of December 31, 2023, Corteva (through its subsidiary Pioneer Hi-Bred International, Inc.) holds 27.26% of the Company's subsidiary shares )Lavie Bio Ltd.’s(. In addition, Corteva is a major customer (see Note 22c, customer A).

b.	Balances:

Balance at December 31, 2023:

	Executive officers	Certain shareholders

Receivables	$-	$186
Other payables	$557	$-

Balance at December 31, 2022:

	Executive officers	Certain shareholders

Receivables	$-	$6
Other payables	$331	$47

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 23: -	BALANCES AND TRANSACTIONS WITH EXECUTIVE OFFICERS AND CERTAIN SHAREHOLDERS (Cont.)

c.	Benefits to directors:

	Year ended December 31,
	2023	2022	2021

Compensation to directors not employed by the Company or on its behalf	$246	$262	$279
Share-based compensation to directors not employed by the Company or on its behalf	64	83	106
	$310	$345	$385

Number of directors that received the above compensation by the Company	6	7	6

d.	Salary and Benefits to Executive officers:

	Year ended December 31,
	2023	2022	2021

Salary and related benefits	$2,441	$2,543	$2,429
Share-based compensation	869	231	731

	$3,310	$2,774	$3,160

Number of people that received salary and benefits	10	12	11

e.	Transactions:

For the year ended December 31, 2023:

	Executive officers	Certain shareholders
Revenues (see Note 5)	$-	$3,475
Participation in research and development expenses	-	115
Research and development expenses	756	125
Sales and marketing expenses	1,185	-
General and administrative expenses	$1,369	$-

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 23: -	BALANCES AND TRANSACTIONS WITH EXECUTIVE OFFICERS AND CERTAIN SHAREHOLDERS (Cont.)

For the year ended December 31, 2022:

	Executive officers	Certain shareholders
Revenues	$-	$811
Other income	-	3,500
Participation in research and development expenses	-	1,898
Research and development expenses	570	297
Sales and marketing expenses	1,098	-
General and administrative expenses	$1,111	$-

For the year ended December 31, 2021:

	Executive officers	Certain shareholder
Revenues	$-	$329
Participation in research and development expenses	-	1,946
Research and development expenses	541	54
Sales and marketing expenses	1,210	-
General and administrative expenses	1,409	-
Financing expenses	$-	$212

NOTE 24: -	SUBSEQUENT EVENTS

a.
On February 16, 2024, AgPlenus entered into a Licensing and Collaboration Agreement with Bayer AG (“Bayer”) for the development of a new sustainable weed control solution. This agreement grants Bayer an exclusive license for the development and commercialization of products developed within the collaboration. AgPlenus will be entitled to receive an upfront payment, ongoing research funding, milestone payments, and royalties based on future product sales, subject to certain conditions as stipulated in the agreement.

b.
In February 2024, Lavie Bio Ltd. received the Israeli Ministry of Economy approval to be included in “Smart money” grant program for initial exporting to Canada. The maximum grant amount from this program is approximately $83. Lavie Bio Ltd. undertook to pay royalties of 3% of yearly revenues above approximately $276 derived from the operation in Canada, up to 100% of the grants received (linked to the CPI) and can choose to apply the program retroactively from August 2023.

c.
In February 2024, Lavie Bio Ltd. and Syngenta Crop Protection, a leader in agricultural innovation, entered an agreement for the discovery and development of new biological insecticidal solutions. According to the agreement Syngenta shall pay Lavie Bio an upfront research fee and additional fees upon achievement of certain milestones.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 24: -	SUBSEQUENT EVENTS (Cont.)

d.
In March 2024, Lavie Bio Ltd. received the second payment of $2,500 as part of the licensing agreement with Corteva conferring exclusive rights to Corteva for advancing and commercializing Lavie Bio's lead bio-fungicides, LAV311 and LAV312 (see also Note 5e).

e.
In March 2024, the Company entered a new At-The-Market Issuance Sales Agreement (the “Sales Agreement”), with Lake Street Capital Markets, LLC as selling agent. In accordance with the terms of the Sales Agreement, from time to time the Company may offer and sell its ordinary shares in an ATM offering having an aggregate offering price of up to $7,300.

f.	The Company is in advanced discussions regarding the potential transfer of Canonic's operations to a third party. The completion and terms of such a transfer are uncertain.