Form 20-F
period 2024-12-31
Evogene Ltd.
filed 2025-03-27
CIK 1574565

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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
7638517, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value NIS 0.2 per share	EVGN	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2024, the registrant had outstanding 6,514,589 ordinary shares, par value NIS 0.2 per share.

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

Yes ☐     No ☒

EVOGENE LTD.

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

CERTAIN TERMS AND CONVENTIONS

In this Annual Report, unless otherwise specifically stated or the context otherwise requires:

◾
references to “Evogene,” “we,” “us,” “our,” “our company” and “the company” refer to Evogene Ltd. and its consolidated subsidiaries, consisting of AgPlenus Ltd., or AgPlenus, Biomica Ltd., or Biomica, Casterra Ag Ltd., or Casterra, Lavie Bio Ltd., or Lavie Bio, and their consolidated subsidiaries;

◾	references to “U.S. dollars,” “USD,” “$” or “dollars” are to United States dollars;

◾	references to “NIS” or “shekels” are to New Israeli Shekels;

◾	references to the “U.S.” are to the United States;

◾	references to “ordinary shares,” “our shares” and similar expressions refer to our Ordinary Shares, par value NIS 0.2 per share;

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

On July 24, 2024, we effected a reverse share split of our issued and outstanding ordinary shares, at a ratio of 1-for-10, or the Reverse Split, such that each ten (10) ordinary shares, par value NIS 0.02 per share, were consolidated into one (1) ordinary share, par value NIS 0.2 per share. Unless the context expressly indicates otherwise, all references to share and per share amounts referred to in this Annual Report on Form 20-F reflect the amounts after giving effect to the Reverse Split.

Unless derived from our financial statements or otherwise noted, amounts presented in this Annual Report are translated at the rate of NIS 3.647 = USD 1.00, the exchange rate between the NIS and the U.S. dollar reported by the Bank of Israel as of December 31, 2024.

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

◾	whether we are able to efficiently produce and scale up the production of our products, whether ourselves or through third party contractors, to achieve our commercialization targets;

◾	the degree of success of third parties whom we rely on to conduct certain activities, such as field-trials and pre-clinical studies;

◾	whether we can mitigate risks associated with disruptions to our information technology and systems, including cybersecurity threats and reliance on cloud computing services;

◾	whether we can maintain and expand our collaboration agreements in a consolidating industry with limited major players;

◾	whether we and our subsidiaries are able to comply with applicable law and the associated regulatory requirements that currently apply or become applicable to each respective business;

◾	the extent of the future growth of the agriculture, human health and industrial application industries in which we operate;

◾	whether we can maintain our current business models;

◾	the actual commercial value of our key product candidates;

◾	whether we or our collaborators receive regulatory approvals for the product candidates developed by us or our collaborators;

◾
whether milestones are met by us or by our collaborators with respect to our product candidates that generate revenues and whether products containing or based on our discoveries are commercialized and generate revenues or royalties;

◾	whether we are able to recruit, retain and develop knowledgeable or specialized personnel to perform our research and development work;

◾	the degree of our success at adapting to the continuous technological changes in our industries;

◾	whether we can maintain our collaboration agreements with our current collaborators or enter into new collaboration agreements and expand our research and development to new fields;

◾	whether we can improve our existing, or develop and launch new, computational technologies and screening and validation systems;

◾	whether we can patent our discoveries and protect our trade secrets and proprietary know-how;

◾	whether we can mitigate risks associated with potential product liability, environmental hazards, and regulatory compliance in handling toxic materials; and

◾	conditions in Israel, including Israel’s conflicts with Hamas and other parties in the region, as well as political and economic instability.

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

◾
We have a history of operating losses and negative cash flow, and may never achieve or maintain profitability. We may continue to incur operating losses and/or implement cost-cutting measures in the future. Various factors may delay, hinder, or prevent achievement of research and development, or R&D, milestones and commercialization of our product candidates. Moreover, we may experience difficulties in collecting royalties or never receive them, potentially resulting in costly litigation and loss of reputation.

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

◾
If we are unable to maintain our Computational Predictive Biology, or CPB, platform and its technological engines, our and our subsidiaries’ research and development activities may be substantially reduced.

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

◾
Disruption to our information technology and systems, including risks associated with cloud computing, ransomware attacks, and evolving cybersecurity threats, could adversely affect our reputation and future demand for our products or collaborative relationships.

◾	We currently need, and in the future we may need, to obtain licenses for third-party technology that may not be available to us or are available only on commercially unreasonable terms.

◾	Our licenses granted to our collaborators may limit our opportunities to enter into additional licensing or other arrangements.

◾
We might face significant liabilities from product liability, warrant liability or personal injury claims and litigation. Our operations involve health and environmental hazards due to handling toxic materials.

◾	Ending leases, altering terms, or being locked into long-term leases may threaten our operations and significantly impact our financial status or performance.

◾	Our contracts with foreign businesses and our operations in Africa and South America expose us to additional market and operational risks.

◾	Growing cycles and adverse weather conditions may decrease our results from operations.

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

◾	Conditions in Israel, including the war against Hamas and regional instability, could adversely impact our business and operations.

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

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

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

We have a history of losses, and incurred operating losses of approximately $22.2 million, $26.5 million and $26.9 million for the years ended December 31, 2024, 2023 and 2022, respectively. There is no assurance that our efforts in developing our product candidates will result in commercially successful products. We expect to continue to incur losses in future periods, until we begin earning significant revenues or royalties on our products, the product candidates we are currently developing or any new product candidates we develop in the future, if at all. Because we will incur significant costs and expenses for these efforts before we obtain any incremental revenues from them, our losses in future periods could be significant. In addition, we may find that these efforts are more expensive than we anticipate or that they do not result in profitability in the time period we anticipate, which would further increase our losses. For example, if we are unable to adequately control the costs associated with operating our business, including our costs of development and sales, we may deplete our cash resources and may be unable to continue to finance our business from our existing cash resources, and, our business, financial condition, operating results and prospects will suffer. For more information concerning our cash resources, please see “Liquidity and Capital Resources” in Item 5.B below.

Our management identified there were conditions that raised substantial doubt about our ability to continue as a going concern for a period of one-year from the date this Annual Report. We have approved a plan to improve our available cash balances, liquidity and cash flows generated from operations. We have identified several potential actions including cost preservation measures that would be initiated in a timely manner to address our liquidity needs over the twelve-month period from the date of this Annual Report. For more information concerning management’s plan, please see “Liquidity and Capital Resources” and “Critical Accounting Estimates” in Items 5.B and 5.E, respectively, below.

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

Our shareholders may experience dilution in the future.

From time to time in the future, we may issue additional ordinary shares or offer debt or other equity securities, including additional ordinary shares, warrants to purchase ordinary shares, or senior or subordinated notes or other debt securities convertible into equity. Issuing additional ordinary shares, other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing shareholders, reduce the market price of our ordinary shares or both. Debt securities convertible into equity could be subject to adjustments in the conversion rate pursuant to which certain events may increase the number of equity securities issuable upon conversion. Our decision to issue securities in any future offering will depend on market conditions and other factors, which may adversely affect the amount, timing or nature of our future offerings. As a result, holders of our ordinary shares bear the risk that our future offerings may reduce the market price of our ordinary shares and dilute their percentage ownership.

We currently have outstanding pre-funded warrants to purchase up to 126,000 ordinary shares and outstanding ordinary warrants to purchase up to 3,384,616 ordinary shares. Any exercise, in whole or in part, of these warrants would dilute the holders of our ordinary shares. The current exercise price of the pre-funded warrants is $0.0001 per share and the exercise price of the ordinary warrants is $3.55 per share. Whether or not the warrants are exercised will depend on the price of our ordinary shares, and any exercise is at the discretion of the holders of the warrants. We may issue other warrants, options and derivative securities in the future, which would also dilute the holders of our ordinary shares. See “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Recent Public Offerings of Ordinary Shares.”

The dilution of our equity holdings in our subsidiary companies will likely negatively impact and/or decrease our results of operations, including revenues, and the benefits recognized by our shareholders from value that may be created in such subsidiary companies.

Our corporate strategy and structure is intended to make product development and go-to-market efficient and to reflect the individual value of each of our market focused business units. Under our corporate structure, we operate with Evogene acting as a technology hub and, below it, a growing group of divisions and subsidiaries that benefit from the unique capabilities of Evogene’s Computational Predictive Biology, or CPB platform and its technological engines, ChemPass AI, GeneRator AI and MicroBoost AI. Each such subsidiary is responsible for advancing its product development and pipeline, establishing its “go-to-market” strategy via direct sales or through existing and new collaborations, and securing additional financial resources, if and when required. Due to our limited financial resources and other investment considerations, our subsidiaries are permitted to obtain financing from external sources and have therefore raised additional capital and may continue to raise capital in the future. Such financings can have a dilutive impact on our ownership interest in the particular subsidiary. For example, Lavie Bio entered into a SAFE agreement with an affiliate of ICL Group Ltd., or ICL, and Biomica entered into a Share Purchase Agreement with Shanghai Healthcare Capital, or SHC. For more information see “Item 4.B. Information on the Company—Business Overview—Market Segments—Agriculture—Lavie Bio Ltd.—Overview” and “Item 4.B. Information on the Company—Business Overview—Market Segments—Human Health—Biomica Ltd.—Overview”. Such external financings have therefore resulted, and may continue to result, in the decrease of our ownership percentage in one or more of our subsidiaries, which, in turn, will likely negatively impact and/or reduce our operational results (including revenues), financial condition, long-term growth strategy, the value of our shares, and the benefits we (and, indirectly, our shareholders) recognize from value established in any such subsidiary.

Our discoveries and product candidates may not achieve the desired effect required in order to create commercially-viable products.

Our success depends on our ability to develop products that have the desired effects: in our agriculture activity, on plants, in our human health activity, on humans, and in our industrial applications activity, on the relevant industrial inputs. Research and development in these industries entails considerable uncertainty. We may spend many years developing product candidates that will never be commercialized. The science underlying the development of our product candidates is highly complex and, although we use innovative approaches, there is no certainty that our discoveries will result in product candidates that satisfy market requirements. Except for our products in our ag-biologicals activities and in our castor oil activity, none of our discoveries and product candidates has completed the development process and become commercially available so far and such anticipated products may never reach commercialization. If our discoveries and product candidates will not have the desired effects, we and our collaborators may not develop commercial products that are based on them, which could materially and adversely affect our results of operations and our long-term growth strategy.

If we are unable to maintain our CPB platform and its technological engines, ChemPass AI, GeneRator AI and MicroBoost AI, our research and development activities and those of our subsidiary companies may be substantially reduced.

We and our subsidiary companies depend significantly on our CPB platform and its technological engines in research and development activities. In particular, Evogene relies on CPB and its technological engines to provide computational biology services to our subsidiaries and to support our internal research and development activities. If we are unable to maintain our CPB and technological engines, due to cost, technical failure or otherwise, we could experience adverse consequences, including but not limited to loss of data, interruptions in research and development activities, loss of business and revenues.

Our subsidiary companies rely on our CPB and its technological engines to, among others, capture laboratory data, maintain clinical, greenhouse and field trial data and perform data analysis. Therefore, if we are unable to maintain our CPB and technological engines, due to cost, technical failure or otherwise, our subsidiaries could experience adverse consequences, including but not limited to loss of data (including clinical trial data) or damage to the integrity of that data, interruptions in their research and development activities and other similar harms. Such surrounding circumstances may interrupt our subsidiaries’ clinical trials, reduce demand for our subsidiaries’ product candidates, and delay or negatively impact the development and commercialization of our subsidiaries’ product candidates and ability to grow and operate their business.

Our recent (December 2024) transition of technological engines, ChemPass AI and MicroBoost AI, from on-premises platform to Google Cloud Platform (GCP) services, exposes us to ongoing operational and security risks that could materially affect our business operations and financial performance. While the initial migration has been completed, we face continuing risks related to our increased dependency on third-party cloud service providers for critical business operations, potential service interruptions outside our direct control, and cybersecurity threats inherent in cloud computing environments. The complexity of our cloud infrastructure may result in technical issues that could cause system disruptions, data security incidents or unexpected performance problems. We may experience challenges in maintaining compliance with evolving data privacy regulations across different jurisdictions where our data is now stored and processed. Our operating costs may fluctuate based on cloud service consumption patterns and pricing changes by our service providers. Additionally, while our workforce has been trained on cloud operations, any significant updates or changes to the cloud platforms may require additional training and could temporarily impact operational efficiency. The concentration of our operations in cloud environments may also limit our ability to quickly modify our infrastructure choices or service providers in response to future business needs or cost considerations.

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

In addition, pursuant to our collaboration agreements in our agriculture activity, we are usually entitled, subject to certain conditions, to receive royalties on products that are based on, or integrate, these discoveries. Except for Casterra’s castor seed varieties and our first products in our ag-biologicals activities, none of our product candidates has completed the development process and become commercially available. Therefore, we currently do not earn royalties and we do not derive significant sales revenues from the sale of products based on our discoveries and product candidates. Thus, while our long-term growth strategy is based in large part on the expectation that such royalties and revenues from product sales will comprise a significant portion of our revenues in the future, we can provide no guarantee that any of our current or future product candidates will ever reach commercialization that would result in royalty payments to us.

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

Research and development in our fields of activity is expensive and prolonged and entails considerable uncertainty. We may spend many years and dedicate significant financial and other resources developing product candidates that will never be commercialized. The process of discovering, developing and commercializing ag-chemicals, ag-biologicals, seed traits, human microbiome-based therapeutics or castor varieties involves several phases and a long development period. The timelines for development of product candidates by us or by our collaborators may extend beyond our expectations for many reasons, such as:

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

When we introduce a product to the market, and in certain cases even in later stages of product development, we need to establish efficient production capabilities for our products. In most cases, our products are, or are expected to be, produced by third party producers with whom we contract for such purpose. The production of our products, and the scale up of such production, are complicated processes that require expertise. The production of all of our subsidiaries’ current commercial products (mainly being castor beans of Casterra and bio-inoculant of Lavie Bio) relies, in all or in part, on third-party contractors. Failure to establish a long-term relationship with a manufacturer with sufficient capacity, relevant cost of goods sold and sufficient quality, will affect our subsidiaries’ ability to meet demand for their products. If we or our third-party contractors are unable to efficiently produce and scale up production as needed to meet the demand for our products, we may be unable to achieve our commercialization targets, which may, in turn, materially and adversely affect our future results of operations.

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

◾	failure to meet regulatory requirements; and

◾	increase in regulatory requirements and limitations of use in various geographies on the use of ag-chemicals might decrease the potential market size for AgPlenus’ ag-chemical product candidates.

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

Our subsidiary, Casterra, is developing improved, high-yield castor bean seeds for use as a source of non-edible feedstock for industrial uses of castor oil. The supply chain in the market of castor oil for industrial uses is not well established and is evolving. In order for Casterra’s castor bean seeds to be an attractive feedstock for oil for industrial uses, it will need to demonstrate on a commercial scale that its castor beans can reliably be used as a cost-efficient feedstock for castor oil production. Casterra’s efforts to develop and commercialize castor been seeds for industrial uses may fail for a variety of reasons, including:

◾	failure to reach desired yields of its castor seed varieties on a commercial scale to secure economic viability as bio-based oil feedstock;

◾	failure to establish efficient mechanical harvest and grain processing solutions;

◾	failure to establish a cost-effective production of castor bean grains, allowing grower profitability;

◾	failure to reach large scale adoption of castor by growers, including the successful management of diseases and pests;

◾	failure to address the health and environmental risks posed by castor bean seeds, which contain ricin, a naturally occurring poison;

◾	failure to comply with any regulatory requirement related to sales of castor beans, and in particular those related to the import of such beans and the potential effects of ricin;

◾
Our cultivation and agro-technical support activities in Africa and South America may be materially and adversely affected by an economic slowdown, uncertainties with respect to the legal system and violent crime or terrorism in these regions;

◾	failure to establish efficient and reliable production and scale up capabilities of castor seeds, independently or through third party contractors; and

◾	failure to engage new buyers for our seeds, increase the amounts of seeds we sell, or maintain the price paid for our seeds.

Casterra is operating in a new industry, with limited understanding of the dynamics involved in producing and selling castor seeds. Casterra has made initial commercial sales of castor seeds; however, we are unable to project the scope of additional sales and whether we will be able to increase or maintain our customer base. If Casterra is unable to adequately address any of these challenges, we may not find a market for our castor bean seeds and our results of operations could be materially and adversely affected.

We are working to develop and commercialize novel small molecule-based therapeutics, and our efforts may be unsuccessful.

Evogene is actively leveraging AI-driven approaches to develop its ChemPass AI platform to enable partnerships that will co-develop novel small molecule-based therapeutics, and our efforts may face challenges and risks. Despite the potential of these innovative methods, our AI-driven drug discovery efforts may fail for various reasons, including:

◾	Limitations of Predictive Models: Failure of Evogene’s AI model to accurately predict effective molecules or inability to identify molecules with the desired therapeutic profiles.
◾	Preclinical Failure: Failure of drug candidates to demonstrate efficacy or safety in preclinical studies despite promising computational predictions.
◾	Intellectual Property Risks: Failure to secure or maintain intellectual property protections for discovered molecules.
◾	Competition: Risk of being outcompeted by other organizations with similar or superior technologies.
◾	Regulatory Hurdles: Difficulty in navigating complex regulatory pathways, including obtaining necessary approvals for drug candidates or AI-related methodologies.
◾	Funding Constraints: Inability to secure adequate funding for drug development programs.
◾
Evolution of AI Regulations: Unanticipated changes in the regulatory landscape regarding AI in healthcare, which could impose additional compliance burdens or limit the application of certain technologies.

◾	Data Quality and Availability: Dependence on high-quality, diverse chemical and biological datasets to train models. Insufficient or biased data may lead to suboptimal or incorrect predictions.
◾
Integration with Experimentation: Difficulties in aligning computational outputs with laboratory validation workflows, lack of seamless integration between virtual predictions and experimental feedback loops for iterative learning.

◾	Infrastructure and Compute Constraints:
o	High computational costs and infrastructure requirements for training and deploying advanced models.
o	Dependence on cloud computing platforms or proprietary hardware, which may pose logistical or financial challenges.
◾	Algorithmic Limitations:
o	Failure to enhance model accuracy in predicting molecular interactions, particularly for highly complex or novel targets.
o	Difficulty in balancing generative AI creativity with constraints required for drug-likeness and manufacturability.
◾	Securing Strategic Partnerships:
o	Challenges in forming partnerships with pharmaceutical companies and research organizations.
o	Risk of over-reliance on external partners for critical workflows, leading to delays or disruptions if partnerships fail.
◾	External Funding Challenges:
o	Difficulty in securing sufficient funding to scale ChemPass GPT tools.
o	Risk of reduced investor confidence if technological milestones are not achieved or if AI predictions fail to translate into successful experimental outcomes.
◾	Dependence on Collaborative Models:
o	Reluctance from potential partners to adopt novel AI-based approaches due to scepticism or lack of familiarity with predictive tools.
o	Challenges in demonstrating the commercial value of ChemPass AI tools to potential stakeholders without extensive validation data.

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

We compete for personnel in a research and development market characterized by rapidly changing technologies and an evolving competitive landscape. In order for us to successfully compete and grow, we must attract, recruit, retain and develop personnel with requisite qualifications to provide expertise across a range of disciplines, including biology, chemistry, plant genetics, agronomics,  computer science and other fields relevant to our operations.

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

Historically and as of today, there has been intense competition for qualified human resources in the Israeli high-tech and bio-tech industries. Although during 2024 there was a slight shift in the attrition level and we were able to attract more candidates to each open position (mainly due to the financial slowdown in Israel), we are still facing significant and intense competition in recruiting for our research and development positions.

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

Our business (including each of the businesses of our respective subsidiaries) and those of our collaborators are subject to various government regulations and, if we or our collaborators are unable to comply with the relevant respective law and regulations and/or obtain the necessary regulatory approvals, we may not be able to continue our operations.

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

If we fail to comply with any of the above-mentioned laws and/or regulations, we may be subject to fines and other civil, administrative or criminal sanctions (i.e., imprisonment), including the revocation of our toxin permits, business permits, or other permits and licenses necessary to continue our business activities.

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

D&O liability insurance is intended to cover the liability of the individuals serving as our directors and management, from losses incurred as a result of such service, our liability to indemnify such individuals for such losses and to protect us from certain securities claims. Although from 2022 through 2024 there was a decrease in the cost of D&O insurance, during recent years, there has been a significant increase in these costs for smaller, dual-listed public companies such as our Company. These increases have been tied to perceived heightened levels of risk for D&O insurers. Insurers have been increasing their level of compensation (in the form of premiums), which they believe has not been commensurate with the risk being taken by them. In parallel, there has been an increase in the amounts of the deductibles payable by public companies in situations in which an insurable event occurs. In addition, several insurers are restricted from writing policies for companies active in the area of cannabis (for which we still have a run off policy following our cessation of Canonic’s activities), which restricts the number of insurers that can provide us with a D&O liability insurance and limits our ability to negotiate the terms of such insurance. If these trends continue, it will increase our operational expenses and have a negative effect on our financial results.

Disruption to our information technology and systems, or those of our subsidiaries, including a security breach or unauthorized access to our data, our customer’s data, or our platform, could adversely affect our reputation and future demand for our products or collaborative relationships, which may have a material adverse effect on our business and results of operations.

Our computational technologies rely on our information technology, or IT, system to collect and analyze the biological and chemical data, which includes several petabytes of data that we produce, review, and store. Our IT is also involved with the collection, storage, processing, transmission and other use of data, including certain confidential, sensitive, and personal information, including those relating to our research, studies, and participants. More generally, in the ordinary course of our business, we collect, store, transmit and otherwise process large amounts of sensitive corporate, personal and other information, including intellectual property, proprietary business information, and other confidential information. Any security breach, data loss, or other compromise, including those resulting from a cybersecurity attack, phishing attack, or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss or destruction of or unauthorized access to, or use, alteration, disclosure, or acquisition of, data, damage to our reputation, loss of intellectual property protection, claims and litigation, regulatory investigations, or other liabilities. For example, we may become the target of cyber-attacks by third parties seeking unauthorized access to our or our customers’ data or to disrupt our ability to provide our services. These attacks may come from individual hackers, criminal groups, and state-sponsored organizations. Ransomware attacks, including those from organized criminal threat actors, nation-states, and nation-state supported actors, are becoming increasingly prevalent and severe, and can lead to significant interruptions in our operations, loss of data and income, reputational loss, diversion of funds, and may result in fines, litigation and unwanted media attention. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting payments. Additionally, companies have, in general, experienced an increase in phishing, social engineering and other attacks from third parties, and the increase in remote working further increases these and other security threats. While we are constantly subject to common cyber-attacks including phishing, hacking, encryption, viruses, man/monkey in the middle, etc. from time-to-time, as of the date of this Annual Report, we have not reasonably identified any confirmed breach of our systems and therefore do not believe that any such attacks have individually or in the aggregate led to costs or consequences which have materially impacted our operations or business.

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

Once products integrating our discoveries and product candidates reach commercialization, if ever, product liability, warranty liability, personal injury, or other litigation claims may become a commercial risk to our business, particularly as some of the products that we develop may be harmful to humans or to the environment. Moreover, as our portfolio of available products expands, we may experience increases in product liability claims asserted against us. Courts have awarded substantial damages in the United States and elsewhere against a number of companies in the agriculture and human health industries in past years based upon claims for injuries allegedly caused by the use of their products. Product liability claims against us and/or our collaborators selling products that contain our product(s) or allegations of product liability relating to products containing our discoveries may damage our reputation, harm our relationships with our collaborators, and materially and adversely affect our business, results of operations, financial condition and prospects. Currently, we and/or our subsidiaries maintain an insurance policy according to the specific needs of each company, which may include commercial insurance, self-insurance (including direct risk retention), or a combination of both approaches, in amounts and on terms that we believe are reasonable and prudent in light of our business and related risks. We currently carry specific product liability insurance coverage for Lavie Bio and Casterra.   Any such insurance we obtain on these operations may be expensive and may not cover our potential liability in full. In addition, we may be subject to claims for which insurance coverage that we do carry is denied, as well as claims that exceed our policy limits. As a result, we may not be able to obtain the type and amount of insurance we desire, or any insurance on reasonable terms, in the markets in which we operate. Furthermore, while our collaboration agreements typically require that our collaborators indemnify us for the cost of product liability claims brought against us, such indemnification provisions may not be enforceable, and we may receive no indemnification if our own misconduct led to the claims.

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

Our facilities in Israel are located on leased properties. Termination of any of the leases, changes in lease terms, and long-term leases that may not be terminated at will, may jeopardize our activity and materially affect our financial condition or results of operations.

Our office spaces, labs, facilities, and farm are all situated on properties that we lease pursuant to lease agreements in Israel. Once a lease agreement ends, we may not be able to renew it on favorable terms, or not at all, which may require us to increase our lease payments or take a new lease on another property, adversely affecting our business and results of operations. In addition, a long-term lease may mean no or limited possibility to terminate the lease at will before the completion of the lease period, which may lead to continued holding of an un-needed space or entry into a sub-lease, which may adversely affect our results of operations. For more information regarding our facilities, please see “Item 4. Information on the Company—D. Property, Plants and Equipment.”

Our operations are subject to various health and environmental risks associated with our use, handling and disposal of potentially toxic materials.

Our operations involve various health and environmental risks. For example, as part of our seed traits operations, we assist in the development of GM crops by inserting new genes into the genomes of certain plants. Though we introduce these genes in order to improve plant traits, we cannot always predict the effect that these genes may have on the plant. In some cases, the genes may render the plant poisonous or toxic, or they may cause the plant to develop other dangerous characteristics that could harm the plant’s surrounding environment. Furthermore, while we comply with relevant environmental laws and regulations, there is a risk that, when testing genetically modified plants, the seeds of these plants may escape the greenhouse in which they are being tested and contaminate nearby fields. Poisonous or toxic plants may therefore be inadvertently introduced into the wild, or possibly enter the food production system, harming the people and animals who come in contact with them. Furthermore, GM crops may be a source for the transfer of antibiotic-resistant genes to the environment or the exposed organisms.

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

Similar risks are relevant to our Ag-Seeds division operations, especially with respect to GM seeds and AgPlenus’ ag-chemicals operations.

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

◾	require significant product redesign or systems redevelopment;

◾	render our product candidates less profitable, obsolete or less attractive compared to competing products;

◾	affect our collaborators’ willingness to do business with us;

◾	jeopardize import or export of raw material or end products, such as with respect to seedlings and products;

◾	reduce the amount of revenues we receive from our collaborators through milestone payments or royalties; and

◾	discourage our collaborators from offering, and consumers from purchasing, products that incorporate our discoveries.

Any of these events could have a material adverse effect on our business, results of operations and financial condition. For example, legislators and regulators have increased their focus on plant biotechnology in recent years, with particular attention paid to GM crops as well as on ag-chemicals.

While none of our product candidates are currently available for sale, other than Casterra’s castor seeds and bio-inoculants by Lavie Bio, our future growth relies on our ability and the ability of our collaborators to commercialize and market our product candidates, and any restrictions on such activities could materially and adversely impact our business and results of operations. Any changes in regulations in countries where our product candidates are used could result in our collaborators being unable or unwilling to develop, commercialize or sell products that incorporate our discoveries. In addition, we rely on patents and other forms of intellectual property protection. Legislation and jurisprudence on patent protection in the key target markets where we seek patent protection, such as the United States and the EU, is evolving and changes in laws could affect our ability to obtain or maintain patent protection for our product candidates. Any changes to these existing laws and regulations may materially increase our costs of operation, decrease our operating revenues and disrupt our business. For more information, please see ‘Government Regulation of our Operations’ and ‘Government Regulation of Product Candidates’ paragraphs under the description of each of our activity divisions and subsidiaries under “Item 4. Information on the Company—B. Business Overview.”

We are subject to evolving corporate governance and public disclosure regulations and expectations, including with respect to environmental, social and governance matters that could expose us to numerous risks.

We are subject to changing rules and regulations promulgated by a number of governmental and self-regulatory organizations, including the SEC and Nasdaq. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by Congress, making compliance difficult and uncertain. In addition, increasingly regulators, customers, investors, employees and other stakeholders are focusing on environmental, social and governance, or ESG, matters and related disclosures. These changing rules, regulations and stakeholder expectations could result in increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. For example, developing and acting on ESG initiatives, and collecting, measuring, and reporting ESG information and metrics, can be costly, difficult and time consuming and is subject to evolving reporting standards. We may also communicate certain initiatives and goals regarding environmental matters, diversity, responsible sourcing, social investments and other ESG matters in public disclosures. These initiatives and goals could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and ensuring the accuracy, adequacy, or completeness of the disclosure of our ESG initiatives can be costly, difficult and time-consuming. We may be affected by market or regulatory responses to climate change.

Growing public concern about climate change has resulted in the increased focus of local, state, regional, national and international regulatory bodies on greenhouse gas, or GHG, emissions and climate change issues.

We may also incur additional expenses as a result of regulators requiring additional disclosures regarding GHG emissions. Compliance with such regulations and the associated potential cost is complicated by the fact that various countries and regions are following different approaches to the regulation of climate change.

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

Risks Relating to Our Incorporation and Location in Israel

Conditions in Israel, including Israel’s conflicts with Hamas and other parties in the region, as well as political and economic instability, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues.

We are incorporated under Israeli law, and our employees, including our Chief Executive Officer, our Chief Financial Officer, and other senior members of our management team, operate from our headquarters located in Israel. In addition, the majority of our directors are residents of Israel. Accordingly, our business and operations are directly affected by economic, political, geopolitical, and military conditions in Israel.

Since the establishment of the State of Israel in 1948 and in recent years, armed conflicts between Israel and its neighboring countries and terrorist organizations active in the region have involved missile strikes, hostile infiltrations, abduction of soldiers and citizens, and terrorism against civilian targets in various parts of Israel.

Following the October 7, 2023 attacks by Hamas terrorists in Israel's southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. Although certain ceasefire agreements have been reached with Lebanon (with respect to Hezbollah), there is no assurance that these agreements will be upheld, military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries. Also, the fall of the Assad regime in Syria may create geopolitical instability in the region.

While our facilities have not been damaged during the current war, the hostilities with Hamas, Hezbollah, Iran and its proxies and others have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, and potentially disrupting our operations. In addition, Israeli organizations, government agencies and companies have been subject to extensive cyber-attacks. This could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses.

The continuation of the war has also led to a deterioration of certain indicators of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies (such as by Moody’s, S&P Global, and Fitch).

In connection with the ongoing war, several hundred thousand Israeli military reservists were drafted to perform immediate military service, and military reservists are expected to perform long reserve duty service in the coming years. As of the date of this Annual Report, only several of our employees have been called to active military duty. The absence of our employees due to their military service in the current or future wars or other armed conflicts may materially and adversely affect our ability to conduct our operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods, services and academic research or restrict business with Israel, which could affect business operations. If these efforts become widespread, along with any future rulings from international tribunals against Israel, they could significantly and negatively impact business operations.

Prior to the October 2023 war, the Israeli government pursued changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. If such changes to Israel’s judicial system are pursued by the government and approved by the parliament, this may have an adverse effect on our business and operations.

Exchange rate fluctuations between the U.S. dollar and the NIS may negatively affect our financial results.

The Company’s reporting currency is U.S. dollars. In view of the fact that a substantial part of our expenses is in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our financial results. The appreciation (devaluation) of the NIS in relation to the U.S. dollar amounted to (0.6%), (3.1%) and (13.2%) for the years ended December 31, 2024, 2023 and 2022, respectively. These fluctuations could cause our results of operations to differ from our expectations or the expectations of our investors. Additionally, such foreign currency exchange rate fluctuations could make it more difficult to detect underlying trends in our business and results of operations. As of the data of this Annual Report, we do not maintain a program to hedge transactional exposures in certain foreign currencies. If we enter into hedging contracts in the future, we may be unsuccessful in protecting against currency exchange rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Risk.”

We also cannot predict any future trends in the rate of inflation or deflation in Israel. The Israeli annual rate of inflation (deflation) amounted to 5.3%, 3.0% and 3.2 % for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Our research and development operations have been partly financed through certain governmental grants. Certain of these grants are royalty-bearing grants under the terms of which we are committed to pay royalties at a rate of 3.0% - 4.0% on sales proceeds from our products that were developed under Israeli Innovation Authority, or the IIA, programs up to the total amount of grants received, linked to the U.S. dollar. Pursuant to the latest IIA regulations, grants received from the IIA before June 20, 2017, bear an annual interest rate that applied at the time of the approval of the applicable file and such interest will apply to all funding received under that approval. Grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month London Interbank Offered Rate, until December 31, 2023, and as of January 1, 2024, bear an annual interest rate based on the 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%. Grants approved after January 1, 2024, shall bear the higher of 12 months SOFR interest plus 1% or a fixed annual interest rate of 4%.

In addition, these IIA grants impose certain restrictions on the transfer outside of Israel of the underlying know-how and the manufacturing or manufacturing rights of the underlying products and technologies. As of December 31, 2024, we had received from the IIA approximately $9.4 million (including accrued interest) of royalty-bearing grants, and repaid approximately $3.9 million in royalties and an additional approximately $4.9 million from the IIA in respect of several non-refundable projects. We may not receive the required approvals should we wish to transfer the know-how, technology or manufacturing rights related to such government grants outside of Israel in the future or, if we receive such required approvals, they may be subject to certain conditions and payment obligations. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Government Grants.”

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

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by Israeli law and by our articles of association. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company has a duty to act in fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Shareholder Duties.”

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

In an effort to regain compliance with these rules on July 24, 2024 we effected a reverse share split of our ordinary shares at the ratio of 1-for-10, such that each ten (10) ordinary shares, par value NIS 0.02 per share, have been consolidated into one (1) ordinary share, par value NIS 0.2 per share. While this action temporarily brought us into compliance, there is no guarantee that we will be able to sustain the minimum bid price or other listing standards in the future. Reverse share splits do not necessarily result in sustained market price improvements and can lead to a decrease in our overall market capitalization if the trading price of our shares declines.

There are numerous factors and contingencies that have affected our price following the reverse split, including the status of the market for our ordinary shares, our reported results of operations and general economic, market and industry conditions. The market price of our ordinary shares has decline since the reverse split and may not return to the direct arithmetic result of the reverse split. If the market price of our ordinary shares continues to decline, our total market capitalization (the aggregate value of all of our outstanding ordinary shares at the then existing market price) after the reverse split will remain lower than before the reverse split. In addition, the reverse split resulted in some shareholders owning “odd lots” of less than 100 ordinary shares on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

In the event that our ordinary shares are delisted from Nasdaq due to our failure to continue to comply with the requirements for continued listing on Nasdaq, and are not eligible for listing on another national securities exchange, trading in our ordinary shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our Ordinary Shares, and it would likely be more difficult to obtain coverage by securities analysts and the news media, which could cause the price of our ordinary shares to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a national exchange and we could suffer  reputational damage and diminished investor, supplier and employee confidence.

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

We believe we were not a PFIC for U.S. federal income tax purposes in 2024, however there is risk we will be a PFIC in 2025. U.S. shareholders who held our ordinary shares at any time during a taxable year in which we are a PFIC may suffer adverse tax consequences.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a PFIC for United States federal income tax purposes. According to these rules, a publicly traded non-U.S. corporation may treat the aggregate fair market value of its assets as being equal to the sum of the aggregate value of its outstanding shares, or Market Capitalization, and the total amount of its liabilities. We intend to take the position that the excess of our Market Capitalization plus liabilities over the book value of all of our assets may generally be treated as attributable to non-passive assets. Based on the book value of our assets and liabilities and our Market Capitalization in 2024, we believe that we did not meet the PFIC asset test described above for 2024. Because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, there is risk we will be classified as a PFIC for the 2025 taxable year. However, because PFIC status is determined after the close of each taxable year, we will not be able to determine whether we will be a PFIC for the 2025 taxable year or for any future taxable year until after the close of such year.

U.S. shareholders who held our ordinary shares during any other taxable year in which we were a PFIC may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections may be available that would alleviate some of the adverse consequences of PFIC status and result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

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

In 2018 and 2019, we reorganized certain parts of our divisions into wholly owned subsidiaries of the Company, as described in this Annual Report.

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

Principal Capital Expenditures

Our capital expenditures for fiscal years 2024, 2023 and 2022 amounted to approximately $0.7 million, $0.8 million and $1.2 million, respectively. Our capital expenditures during those years consisted of investments in property, plant and equipment. We anticipate our capital expenditures in fiscal year 2025 to include payments for maintenance and improvements of our facilities in Israel in order to support our activities, which we anticipate we will finance with our currently available cash. For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2024 and for those currently in progress, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

To achieve this mission, we established our unique CPB platform, leveraging big data and artificial intelligence and incorporating deep multidisciplinary understanding in life sciences. The CPB platform is the basis for three technology engines; each focused on the direction and acceleration of the discovery and development of products based on one of the following core components: Microbes – MicroBoost AI, Small molecules – ChemPass AI, Genetic elements – GeneRator AI. In 2024, we emphasized our research and development efforts on MicroBoost AI and ChemPass AI. During 2025 we intend to direct our efforts by focusing further on the use of our ChemPass AI tech-engine in the field of AI powered drug discovery in the pharma market segment.  We intend to continue the support and development of the MicroBoost AI and GeneRator AI tech-engines based on the needs of our subsidiaries, with their funding.

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

In April 2024 we and The Kitchen FoodTech Hub, or TKH, the foodtech incubator and investment arm of Israeli food giant Strauss Group, have jointly announced the establishment of Finally Foods Ltd., or Finally. Finally is an AI-driven company specializing in molecular farming for the food sector, committed to providing sustainable alternative sources to animal-based proteins, while utilizing our GeneRator AI technology. We hold an approximately 40% stake in Finally, with the remaining ownership divided among TKH and the founding team (being the Chief Executive Officer and Chief Technology Officer of Finally).

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

As of the date of this Annual Report, Evogene commercializes MicroBoost AI, through two licensing agreements, the first with our subsidiary, Lavie Bio, for the development of ag-biological, and the second with our subsidiary, Biomica, for the development of drug based on human microbiome. In addition, Evogene commercializes MicroBoost AI, through collaboration with Verb Biotics LLC, to develop probiotics products.

With respect to ChemPass AI, Evogene commercializes it through a license agreement with our subsidiary, AgPlenus, for the development of ag-chemical products.

With respect to Generator AI, during 2024 Evogene commercialized it through the following license agreements: the first with our subsidiary, Canonic, for the development of medical cannabis products. Canonic ceased its operation during the first half of 2024. The second, with our subsidiary, Casterra, for the development of castor seed varieties. The third, with Finally, to modify plants as "bioreactors" to produce alternative sources to animal-based proteins. In addition, Evogene commercializes Generator AI through collaboration with Watershed AC (formerly, Colors Farm Ltd.), to establish crustacean gene editing technology.

Those license agreements and collaboration, demonstrate how we utilize our business development and how we capture the value of our tech-engines to bring innovative products to market and revolutionize the life-science industry.

Fields of Activity

Given the broadly applicable capabilities of our technology, as provided through our three engines, we can potentially enhance and improve product development in a variety of life science industries, including human health and agriculture. Today, Evogene is applying its MicroBoost AI engine to direct and accelerate the discovery and development of two types of products: human-microbiome-based therapeutics in human health and ag-biological products in agriculture. The ChemPass AI engine is used for the discovery and development of two types of products: drugs based on small molecules in human health and ag-chemicals, such as herbicides and insecticides, in agriculture. The GeneRator AI engine is mainly applied for the discovery and development of castor seed varieties for industrial usage and improved crop traits in agriculture and for the food industry.

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

Subsidiaries

As described above, since 2015, Evogene has utilized its three engines to develop various product types through dedicated divisions and subsidiaries. In human health, we formed Biomica for microbiome-based therapeutics. In agriculture, we established Lavie Bio for ag-biologicals and AgPlenus for ag-chemicals. In other industries, we established Casterra to develop agricultural solutions for castor oil production. In alternative food, we established Finally, together with TKH.

Revenues

During 2024, except for sales of castor seeds by Casterra, bio-inoculant by Lavie Bio and medical cannabis sales by Canonic, our revenues consisted primarily of payments under a licensing agreement of Lavie Bio with Corteva for bio fungicide lead candidates, an R&D collaboration that AgPlenus is engaged in, in the field of ag-chemicals and a licensing and collaboration agreement of AgPlenus with Bayer for the development of a new sustainable weed control solution.  A breakdown of our revenues by business activity and geographic markets for each of the last three financial years is provided in “Item 5. Operating and Financial Review and Prospects—Key Performance Indicators—Revenues.” In the future, we expect that we and our subsidiaries will receive milestone payments and royalty revenues under such collaborations, as well as revenues from the sale of end-products or commercialization of product candidates.

In 2025, through our subsidiaries or directly, we expect to continue to develop our product pipelines and initiate new collaborations with an increased focus on strategic relationships for joint product development. We also hope to continue to evolve our organization and to continue to examine new areas in which our technology engines can serve as a competitive advantage and additional value can be created in a relatively short period of time.

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

In October 2024 we announced a collaboration with Google Cloud to pioneer a generative AI foundation model for novel small molecule design. This collaboration aims to position the ChemPass AI tech-engine, at the forefront of generating and optimizing novel small molecule structures with specific, desired properties.

The collaboration leverages Evogene’s expertise in computational predictive biology and chemistry alongside Google Cloud’s leadership in AI and machine learning. Building on the successful integration of ChemPass AI into Google Cloud, this collaboration is focused on expanding the value of our tech-engine by creating a new foundation model. This model will be designed to generate and optimize innovative small molecule structures with better specific, desired properties, by expanding the training set for the model from 6 million molecules to 40 billion molecules. The primary objective of this initiative is to improve and accelerate the discovery and development of new small molecules for drug development, sustainable crop protection, and other innovative applications across various life-science sectors.

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

Major Occurrences and Developments

The following are major occurrences and developments in the Company throughout 2024 and through the date of this Annual Report, reflecting advancement in all areas of activity:

Evogene

•
ATM (March 2024) – Evogene entered into a Sales Agreement with Lake Street Capital Markets, LLC, pursuant to which we may offer and sell, from time to time, our ordinary shares, in an “at the market offering”, for an aggregate offering price of up to $7.3 million.

•	Established a new subsidiary (April 2024) – Evogene and TKH, established Finally, specializing in protein production in plants for the food industry.
•
Collaboration (October 2024) - Evogene announced collaboration with Google Cloud to develop a foundation model for generative small molecule de novo design, propelling Evogene’s ChemPass AI tech-engine to new levels of innovation.

•
Registered Direct Offering and Private Placement (August 2024)- On August 23, 2024, Evogene entered into a definitive securities purchase agreement, or the Securities Purchase Agreement, with an institutional investor, or the Investor, pursuant to which we agreed to issue and sell to such investors in a registered direct offering, or the 2024 Offering, (i) 265,000 ordinary shares, par value NIS 0.20 per share, or the Ordinary Shares, and (ii) pre-funded warrants, or the Pre-Funded Warrants, to purchase up to 1,427,308 Ordinary Shares, generating $5.5 million in gross proceeds.

Lavie Bio

◾	Collaboration Agreement (February 2024) - Lavie Bio entered into an agreement for the discovery and development of new biological insecticidal solutions with Syngenta Crop Protection.
◾
Licensing Agreement (February 2024) – Lavie Bio secured the second half advance payment of $2.5 million after meeting Corteva’s licensing agreement requirements.  This payment signifies the completion of a $5 million advance payment outlined in the licensing agreement signed in July 2023.

◾	Sustainability (March 13) - Ceres Global Ag Corp. has chosen to include Lavie Bio’s Yalos bio-inoculant, in regenerative agriculture initiatives in North America.
◾	Joint Validation Trials (March 2024) – Lavie Bio extended its joint validation trials for its biofungicides conducted by Bayer AG, after successful first-year laboratory and greenhouse testing.
◾	Pipeline (July 2024) - Lavie Bio announced the commercial expansion of Yalos to winter wheat and will commence sales across the United States for the 2024-2025 season.
◾
Collaboration Agreement (July 2024) - Lavie Bio announced a significant milestone in its collaboration with ICL Group Ltd. to develop bio-stimulant solutions for key row crops facing extreme weather conditions by leveraging AI to identify over a dozen novel microbes within 12 months.

◾
Grant (September 2024) – Lavie Bio received a grant from the IIA, to advance its program to develop a technology for the delivery of ag-biologicals to agriculture. This patented technology, named ‘MicroFermentor’, is based on an innovative microbe formulation that enables the multiplication of beneficial bacteria directly on the plant, reducing application costs, extending shelf life, and prolonging the bacteria's viability after field application.

◾	Pipeline (November 2024) - Lavie Bio announced commercial expansion of Yalos® as seed-treatment for soybean, following successful field trials in 2024 in the US.
◾	Pipeline (November 2024) - Lavie Bio announced advancement its bio-fungicide LAV321, targeting Downy Mildew, to pre-commercial stage following successful 2024 field trial results in Europe.
◾
Licensing (November 2024) - Lavie Bio announced the cancellation of its licensing agreement with Corteva. Lavie Bio regained full rights and freedom to operate the licensed technology and the lead bio-fungicide candidates.

Biomica

•	Clinical Trials - (January 2024) - Biomica enrolled the final patient in its Phase I clinical trial for microbiome-based immuno-oncology drug.
•
Positive Clinical Data Update (May 2024) – Biomica presented positive initial clinical data update from ongoing Phase 1 trial of microbiome-based therapeutic, BMC128, in patients with non-small cell lung cancer, or NSCLC, melanoma, or renal cell carcinoma, or RCC.

Casterra

◾	Production Agreements (March 2024) – Casterra entered into agreements with seed producers in Brazil and Africa to meet growing demand for its castor seed varieties.
◾
Production Agreements (May 2024) – Casterra entered into additional agreements with seed producers, for the production of approximately 500 tons of seeds, to meet existing and growing demand for its castor seeds.

◾	Purchase Orders (June 2024) - Casterra received an additional purchase order valued at approximately $440,000 from an existing customer.
◾
Production (July 2024) - Casterra announced the completion of a successful castor seed growing and harvesting season in Brazil, which will be ready for shipment during the third quarter of 2024, and in addition, Castor harvest season in Africa started as planned.

◾
Production (October 2024) - Casterra announced a key milestone in its operational expansion plan in Africa, with completion of first shipment of castor seeds grown and processed in Kenya. The shipment, comprising over 100 tons, was delivered to company's customer in Africa.

AgPlenus

◾	Licensing and collaboration agreement (February 2024) – AgPlenus entered into a licensing and collaboration agreement with Bayer AG, for the development of a new sustainable weed control solution.
◾	Management change (February 2024) – Mr. Dan Jacob Gelvan was appointed as Chief Executive Officer effective as of February 19, 2024.
◾	Collaboration Agreement (March 2024) – AgPlenus achieved a milestone in the collaboration with Corteva Agriscience (NYSE: CTVA), for the development of novel herbicides.

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

Market

According to the report titled Agriculture Biologicals by Type (Biocontrols, Biostimulants, Biofertilizers), Source (Microbials, Macrobials, Semiochemicals, Natural Products), Mode of Application (Foliar Spray, Seed Treatment, Soil Treatment) – Global Forecast to 20291, which is not incorporated by reference into this Annual Report, the market for ag-biological products was estimated at $16.7 billion in 2024, to reach $31.8 billion by 2029. The sales of ag-biological products significantly grew in past years following a shift in growers and consumer preferences to more sustainable and healthier practices, while driving agriculture productivity. The market growth is anticipated to be driven by improvement of the product attributes of ag-biologicals, such as efficacy, stability and commercial viability.

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

Business Model

Lavie Bio has defined two main models for market access:

(i)
Direct sales model – in fragmented markets Lavie Bio expects to complete product development of its products independently, while establishing a tailored market access strategy per specific product and territory, such as commercialization through distribution channels. Under this model, the production of Lavie Bio’s products is achieved through third party toll manufacturers. Revenues may include sales to distributors. Under the direct sales model, Lavie Bio has sold its inoculant Yalos® (formerly known as Thrivus™) in the U.S. for spring wheat growers.

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
________________________
[1] https://www.marketsandmarkets.com/Market-Reports/agricultural-biological-market-100393324.html?gad_source=1&gclid=Cj0KCQiA1p28BhCBARIsADP9HrMIMUFTDJ05rb-MoC_EGc1Zs7nIpTMen8prYyD16d1I2Onh40fW4RoaArKaEALw_wcB

Product Development Cycle

Lavie Bio estimates that developing an ag-biological product based on microbial sources takes, on average, between six to eight years. The length of the process may vary depending on several factors, such as product type, target market and applicable regulatory or registration regime, type of application, type of natural source serving as active ingredient, as well as number of active ingredients within the final products, which impacts the development activities required to reach a commercially viable product.

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

Product Development Pipeline

The following table sets forth Lavie Bio’s main product development programs:

Lavie Bio’s first product to reach the market is LAV.211, an inoculant for yield improvement, developed under Lavie Bio’s Bio-stimulants program for spring wheat and marketed under the brand name Yalos® (formerly known as Thrivus™). Yalos® was commercially launched for 2022 spring wheat planting within target regions in North Dakota and Minnesota. In 2024, Lavie Bio has expanded sales in the United States to additional crops, such as durum and barley, and also expanded sales in new regions such as Montana and Canada. In addition, in 2024 Lavie Bio proved the product's efficacy on soybeans and winter wheat, and plans to expand sales for these crops in 2025. In March 2024 we reported that Ceres Global Ag Corp., or Ceres, a global agricultural, energy and industrial products merchandising and supply chain company, has chosen Lavie Bio as a supplier in its sustainability programs with grain producers. Ceres will integrate Lavie Bio's bio-inoculant, Yalos®, into its regenerative agriculture initiatives across the USA and Canada.

With respect to its Bio-pesticides program against fruit rots, in October 2022, Lavie Bio announced the submission to the EPA of a registration package for LAV.311, a bio-fungicide targeting fruit rots and powdery mildews. In July 2023, Lavie Bio announced the signing of a licensing agreement with Corteva, as detailed below. In November 2024, Lavie Bio announced that Corteva decided to terminate the licensing agreement and Lavie Bio regained full rights and freedom to operate to the licensed technology and the lead bio-fungicide candidates.

On November 8, 2023, Lavie Bio reported significant progress with its bio-fungicide LAV321. In 2023, Lavie Bio achieved positive results in a series of field trials conducted across Europe and the United States, focusing on assessing LAV321’s efficacy in safeguarding crops against downy mildew and late blight diseases. Trials conducted across Europe achieved an average efficacy rate of ~55-60% against downy mildew in grapes. At Cornell University in New York, LAV321 demonstrated remarkable field trial results with a 97% efficacy rate against leaf disease and 53% against bunch disease. On November 19, 2024, Lavie Bio reported the advancement of LAV321 to Pre-Commercial stage, following successful field trials in Europe against downy mildew, reaching an average efficacy rate of 70%, and exceeding an average efficacy rate of 60% protecting tomato against late blight. These findings establish LAV321 as a potentially potent solution against fungal diseases, focusing on oomycetes class diseases, including downy mildew, late blight, and other blight diseases, all known for their destructive impact on crop yields.

With respect to Lavie Bio’s bio-stimulant programs for foliar application in soybean and cotton, on July 17, 2024, Lavie Bio and ICL reported significant advancement in the development of yield increasing bio-stimulants, identifying more than a dozen novel microbial candidates believed to have commercial viability as bio-stimulants for crops grown under extreme weather conditions, including drought, achieved within its first months of collaboration and leading to successful field trials in the U.S. in during 2024.

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

In July 2023, Lavie Bio signed a licensing agreement with Corteva. This agreement granted Corteva perpetual, exclusive rights (subject to reaching certain commercial milestones) to further develop and commercialize the lead bio-fungicide candidates targeting fruit rots and powdery mildew, which were discovered and developed by Lavie Bio. According to the agreement, Lavie Bio received during 2023 and 2024 aggregate payments of approximately $5 million. In November 2024, Lavie Bio announced the cancellation of this licensing agreement with Corteva. Lavie Bio regained full rights and freedom to operate to the licensed technology and the lead bio-fungicide candidates.

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

Syngenta

In February 2024, Syngenta and Lavie Bio announced a partnership to discover and develop novel bio-insecticide products. The collaboration will leverage Lavie Bio's unique technology platform to rapidly identify and optimize bio-insecticide candidates, as well as Syngenta’s extensive global research, development and commercialization capabilities.

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

Seasonality

Lavie Bio’s sale cycles and R&D activities are dependent on crop seasonality as they are highly dependent on crop growing and harvest periods. For example, the use of Lavie Bio’s inoculant for yield improvement, Yalos®, for spring wheat in North America requires that it be applied to wheat seeds applications in the second quarter of each calendar year, guiding the sales cycles accordingly.

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

Our first bio-pesticide product candidate, LAV.311, has been submitted to the EPA for registration in October 2022, and is now undergoing the review process, expected to take 18-24 months before approval. Lavie Bio has been notified by the EPA of general delays in registration process, extending the PRIA (Pesticide Registration Improvement Extension Act) date until further notice. Lavie Bio expects to receive the EPA's approval for LAV311 during 2025.

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

Market

According to an article published by Global Market Insight, which is not incorporated by reference herein, the global crop protection chemicals market was estimated at approximately $91.4 billion in 2023 and is expected to grow to over $132 billion by 2032.2 Lack of available solutions for pest control and increasing resistance to existing crop protection solutions lead to a pressing need for novel crop protection products. However, due to current technological limitations and increasing regulatory requirements, the development of crop protection products is lengthy, complicated and expensive.

Competition

The ag-chemical R&D market, as described above, can be classified into four key groups of companies: (i) major seed and ag-chemical companies, such as BASF, Bayer, Syngenta Group, FMC and Corteva, with internal research and development units dedicated to development of ag-chemical products, (ii) mid-size ag-chemical companies, mainly Japanese companies focused on the Japanese market, that develop crop protection products, (iii) small to mid-size biotech companies that undertake new approaches to research and development of novel crop protection products, and (iv) academic and agricultural research institutions, which focus on early stage activities.

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
________________________
[2] https://www.gminsights.com/industry-analysis/crop-protection-chemicals-market#:~:text=Crop%20Protection%20Chemicals%20Market%20was,impact%20crop%20yields%20and%20quality

Product Development Programs

Scientific Approach

AgPlenus’ approach is based on the disruption of the traditional methods of ag-chemical discovery and optimization by implementing a target-based approach for identifying and developing new MoA crop protection products to address the growing resistance of pests (weeds, insects, and fungi) to existing commercial products. AgPlenus utilizes mainly Evogene’s ChemPass AI tech engine, as well as other advanced computational technologies and know-how, to drive its ag-chemical discovery.

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

In addition, these capabilities can also be used independently of each other to discover new Hits for known targets, to optimize an existing Hit to Lead and to optimize a commercial molecule.

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

Product Development Pipeline

The following table sets forth AgPlenus’ main internal product development programs:

In 2024, AgPlenus partnered APTH1 with Bayer and continued to develop fungicides for the fungus, Zymoseptoria, responsible for Septoria Blotch in wheat.

AgPlenus decided to discontinue its APTI1 program and is currently not engaged in insecticides development.

Key Collaborations

Corteva – Herbicides

In March 2020, AgPlenus entered into a multi-year collaboration with Corteva for the discovery and development of novel herbicides. Under the terms of the collaboration agreement, AgPlenus and Corteva work together to optimize herbicide product candidates originating from AgPlenus’ pipeline. The joint research period under this agreement has been concluded. Successful candidates from this collaboration are expected to be further developed by Corteva.

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

Intellectual Property

AgPlenus is seeking patent protection for intellectual property rights covering its leading product candidates in main target markets. Currently AgPlenus has three granted patents in Israel, and 38 patent applications for these three product candidates across various jurisdictions.

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

Ag-Seeds Division

Overview

According to a publication of the United Nations3, which is not incorporated by reference herein, the global population will expand to approximately 9.3 billion, pushing food demand up 60%, by 2050. Our seed traits activity is focused on the development of products improving seed traits that have a direct impact on crop productivity through the use of genetically modified, or GM, and non-GM approaches, aiming to fulfill such growing demand. We mainly target key commercial crops such as corn, soy, wheat, rice, cotton and canola.

The activities of this division are divided into four categories: (i) yield & abiotic stress tolerance – increase crop performance and productivity by enhancing yield, nutrient use efficiency, and tolerance to abiotic stresses such as drought, heat and salinity; (ii) disease resistance – increase crop resistance to diseases such as fungi and nematodes; (iii) insect control – increase crop tolerance to pests; and (iv) food security - creating alternative sources to animal-based proteins.

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

Market

According to the GMO Crops and Seeds - Global Strategic Business Report (published in January 2025. ID: 5141331) 4, which is not incorporated by reference herein, the global market for GMO crops and seeds was estimated at $70.1 billion in 2023 and is projected to reach $102.0 billion by 2030, growing at a CAGR of 5.5% from 2023 to 2030. Additionally, the GMO crops and seeds market in the U.S. was estimated at $18.9 billion in the year 2023, while China, is forecasted to reach a projected market size of $22.7 billion by the year 2030.

Business Model

In the Ag-Seeds division activity, we collaborate with companies in the development of improved seed traits. Our partners include recognized seed companies, such as a regional seed companies Tropical Melhoramento & Genética S/A, or TMG, and Finally Foods Ltd. Typically, under these collaborations we perform the discovery phase, during which we discover and validate candidate trait-improving genetic elements. Subsequently, our collaborators, under license from us, test and further develop these discoveries in their product development pipelines, starting Phase I, with the goal of introducing them into commercial crop seeds. For more information on the product development pipeline, please see “— Product Development Pipeline” below.

In most cases, we expect to generate revenue from our collaboration agreements at three different channels: first, reimbursement of R&D expenses; second, we expect to receive milestone payments when certain specified results are achieved, such as when a product candidate containing our traits is submitted for regulatory approval; and third, we expect to receive royalty payments once a commercial product containing our traits is launched into the market. Under several collaboration agreements, we also receive research and development service payments to cover the costs of our research.

Product Development Programs

Scientific Approach

The division uses our expertise in plant and bacterial science and genomics to improve commercial seed traits. Evogene’s proprietary CPB platform, specifically, the GeneRator AI engine, validation techniques and other capabilities enable us to identify and optimize promising genetic elements that have the potential to improve our traits of interest in target crops.
________________________
[3] https://www.un.org/en/chronicle/article/feeding-world-sustainably
[4] https://www.researchandmarkets.com/reports/5141331/gmo-crops-and-seeds-global-strategic-business?srsltid=AfmBOoowCJCSxzLjrh5aKFzKy2jqrTfNNaLm_PO8w_Z8RHHnAVKZzqV5

Product Development Cycle

 The length of the process of developing and integrating seed traits may vary depending on the technology being applied, the complexity of the trait and the type of crop involved. The development process for seed traits is typically divided into discrete steps, or phases, as follows:

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

◾
Phase I, or “Proof of Concept”: Validated candidate genetic elements are advanced to Phase I. In this phase, they are tested in target plants through greenhouse trials, field trials, or both, for their efficacy in improving plant performance. Phase I may be conducted by us or by our collaborators, and in our experience, may last between two to five years for a GM product or, three years for a genome editing or advanced breeding product. For products developed through genome editing, deregulation process for classifying a product as non-GM is typically initiated during Phase I.

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

Product Development Pipeline

The following table sets forth our key product development programs in the segment of yield and abiotic stress tolerance seed traits under development with our collaborators:

Program	Crop	Technology	Collaborator	Development Phase
1	Canola and rapeseed	GM	As part of Crop4Clima consortium	Phase I

The following table sets forth our key product development programs in the segment of disease resistance traits, under development with our collaborators:

Program	Crop	Trait	Technology	Collaborator	Development Phase
1	Soybean	Nematodes	Genome editing	TMG	Discovery

The following table sets forth our key product development programs in the segment of food security, under development with our collaborators:

Program	Food Element	Crop	Technology	Collaborator	Development Phase
1	Bovine Casein	Potato	GMO	Finally Foods	Phase 1

Key Collaborations

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

Other partners in this project include the Max Planck Society, Germany’s leading basic research institution, IN Society, an Italian not-for-profit small-medium enterprises, or SMEs, that analyzes the impact of emerging technologies on society, and Agrobioinstitute, Bulgarian Agricultural Academy institution. Evogene is functioning as the coordinator of the consortium. The first proof of concept of the program is expected to take place in April 2025.

Finally Foods

In April 2024 we and TKH jointly announced the establishment of Finally. Finally is specializing in molecular farming for the food sector, committed to providing sustainable alternative sources to animal-based proteins, while utilizing our GeneRator AI technology.

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
________________________
[5] https://ec.europa.eu/commission/presscorner/detail/en/MEMO_04_102

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

In December 2024, Biomica initiated two new discovery-stage programs:

a)	Anti-Obesity – Designed to harness the microbiome to support weight loss and effective management of obesity.
b)	Longevity – Focused on leveraging the microbiome to promote healthy aging by targeting age-related processes throughout the lifespan.

Market

Biomica’s product development is currently focused in three main markets:

Immune-Oncology

In oncology, checkpoint inhibitor antibodies, including those targeting the programmed cell death protein/ligand 1, or PD-1/PD-L1 pathways, block the tumor’s ability to suppress the immune response. They have significantly improved the treatment of many cancers. The global cancer immunotherapy market size was estimated at $126.19 billion in 2023 and is projected to hit around $296.01 billion by 2033, growing at a CAGR of 8.9% during the forecast period from 2024 to 2033, according to a report published by Nova One Advisor Research6, which is not incorporated by reference herein.

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

GI related disorders

◾
Irritable Bowel Syndrome (IBS) is a common disorder that affects the large intestine. Signs and symptoms include cramping, abdominal pain, bloating, gas, and diarrhea or constipation, or both. It is estimated that the global irritable bowel syndrome treatment market accounted for $ 1.65 billion in 2023 and is expected to reach at $4.74 billion by 2034 with a CAGR of 10.07% during the forecast period 2024-2034 according to a report titled the “Irritable Bowel Syndrome Treatment Market by Type, by Product, by Distribution Channel, and by Region”[7], which is not incorporated herein by reference. Existing drugs for IBS mainly treat the symptoms of the condition, leaving patients exposed to cycles of remission and relapse that characterize this chronic condition.

◾
IBD is a group of GI diseases, mainly comprised of Ulcerative colitis and Crohn’s disease. IBDs cause long term chronic as well as severe inflammation in the gastrointestinal tract without any known cause. According to the Centers for Disease Control and Prevention, or CDC, in 2015 an estimated 3.1 million people (1.3% of the entire population) in the United States were diagnosed either with Crohn’s disease or with Ulcerative Colitis. According to a report published by Research and Markets in January 2024, which is not incorporated by reference herein, the global IBD drug market size was valued at $26.65 billion in 2023, and is projected to reach $49.76 billion by 2034, growing at a compound annual growth rate, or CAGR, of 5.84% from 2023 to 2034[8].

________________________
[6] https://www.biospace.com/cancer-immunotherapy-market-size-to-hit-usd-296-01-billion-by-2033#:~:text=The%20U.S.%20cancer%20immunotherapy%20market,8.11%25%20from%202024%20to%202033.
[7] https://www.globenewswire.com/news-release/2025/01/23/3014051/0/en/Irritable-Bowel-Syndrome-Treatment-Global-Market-Report-2024-2034-Development-of-New-Treatments-Emphasis-on-Personalized-Medicine-and-Emerging-Markets-Boosting-Growth.html

[8]https://www.globenewswire.com/news-release/2024/01/29/2818585/28124/en/Global-Inflammatory-Bowel-Disease-Treatment-Market-Set-to-Soar-with-Predicted-5-84-CAGR-by-2034.html#:~:text=The%20study%20cited%20an%20estimated,IBD%20(Inflammatory%20Bowel%20Disease)

AMR (antimicrobial resistance)

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

◾
According to “Antibiotic Resistance Threats In The United States” a report published by U.S. Centers for Disease Control and Prevention in December 2019, which is not incorporated by reference herein, CDI is responsible for the deaths of approximately 13,000 Americans each year. Based on this report, the incidence of CDI in the U.S. was estimated to be 223,900 cases in hospitalized patients in 2017. According to an article titled “Clostridium Difficile Infection Treatment Market Outlook (2024 – 2034)” [10], which is not incorporated herein by reference, the global CDI treatment market size was set to reach $1.24 billion by the end of 2024 and climb to $2.28 billion by the end of 2034, expanding at a CAGR of 6.3% between 2024 and 2034.

◾
Methicillin-Resistant Staphylococcus Aureus (MRSA) – One of the most common Staphylococcus aureus infections is caused by MRSA, which is a multi-drug resistant bacterium, responsible for several difficult-to-treat infections in humans, leading to tens of thousands of annual cases of mortality in the U.S. MRSA is the leading causative agent for hospital acquired infections and has recently been documented as community-acquired as well as livestock-acquired. Current medical treatments include broad spectrum antibiotics that are becoming increasingly ineffective. Bloomberg estimates according to a report published on September 24, 2019, which is not incorporated by reference herein, that the current MRSA market was valued at approximately $2.15 billion in 2023 and is projected  to grow at a CAGR of 5.51% from 2024 to 2030[11].

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
________________________
[9] https://www.cdc.gov/antimicrobial-resistance/media/pdfs/2019-ar-threats-report-508.pdf
[10] https://www.factmr.com/report/clostridium-difficile-infection-treatment-market
[11] https://www.grandviewresearch.com/industry-analysis/methicillin-resistant-staphylococcus-aureus-drugs-market-report#:~:text=Market%20Size%20%26%20Trends,5.51%25%20from%202024%20to%202030.

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

On January 17, 2024, Biomica announced that the final patient has been enrolled in its Phase I clinical trial.

On May 23, 2024, Biomica announced initial findings from an ongoing Phase 1 clinical trial. In the study, Biomica is investigating the safety and tolerability of its microbiome-based immuno-oncology candidate, BMC128, in combination with nivolumab, an anti-PD1 immune checkpoint inhibitor, in patients with non-small cell lung cancer (NSCLC), melanoma, or renal cell carcinoma (RCC).

All eleven trial participants had experienced disease progression in prior immunotherapy treatment before joining the trial. These preliminary findings represent some of the initial positive evidence emerging from the burgeoning field of clinical research on cancer therapies leveraging gut microbiota.

Preliminary data from Biomica’s Phase 1 study of BMC128, in combination with ICI immunotherapy, in refractory patients, who previously progressed on immunotherapy, was presented at the American Society of Clinical Oncology Annual Meeting on June 3, 2024.

Key observations from the study include:

•
Safety Profile: as of the data cutoff date, the safety profile of BMC128 has been positive, with no major safety events potentially associated with BMC128 reported during the course of BMC128 monotherapy or combination treatment, indicating a favourable safety profile for the investigational therapy.

•
Clinical Responses: as of the data cutoff date, among the patients included in the study, 72% of refractory cases exhibited positive clinical signals, indicating a potential efficacy for the BMC128 and nivolumab combination.

•
Response Rates: as of the data cutoff date, one patient demonstrated partial response upon imaging and RECIST v1.1 assessment and remains actively responding to treatment. Additionally, 64% of patients’ disease stopped progressing following the combination treatment, and they displayed stable disease and sustained benefits beyond the first imaging assessment, suggesting additional important potential clinical benefit.

•	Durability of Response: as of the data cutoff date, 55% of patients showed sustained clinical benefit, with notable durations of response of over 16 weeks and with one patient exceeding 80 weeks.

•	Cross-Cancer Effectiveness: 100% of RCC patients and 60% of NSCLC patients in the study demonstrated positive clinical outcomes, indicating potential efficacy across different cancer types.

GI Disorders

In the IBD program, BMC333 is an optimized consortium, which consists of four bacterial strains derived from Biomica’s BMC321 and BMC322 (rationally-designed consortia that were identified using Biomica’s computational analysis and predictive capabilities designed with specific emphasis on the anti-inflammatory activity of these strains and their potential as novel therapeutic modality for IBD). During 2024, Biomica continued scale-up development of BMC333. During 2025, Biomica plans to continue with the scale-up development in preparation for GMP clinical batch production of BMC333 pending sufficient funding.

In the IBS program, Biomica utilizes proprietary data from several clinical trials conducted in the U.S. to develop a novel microbiome-based drug candidates, BMC426/7. On May 18, 2024, Biomica presented its results from pre-clinical studies in its IBS program at the Digestive Disease Week 2024 Annual Meeting. The pre-clinical work was performed in collaboration with the lab of Prof. Kara Gross Margolis, at the NYU Grossman School of Medicine. In the studies, Biomica tested two candidate therapeutic consortia of live bacterial strains, BMC426 and BMC427. Treatment with these drug candidates effectively reduced visceral pain, a major symptom of IBS.

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

Both programs are currently at the discovery stage and expected to advance to optimization phase and later potentially to first proof-of-concept preclinical studies during 2025.

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

Government Regulation of Product Candidates

The development of therapeutic products targeting the underlying biology of the human microbiome is an emerging field, and it is possible that the FDA and other regulatory authorities could issue regulations or new policies in the future affecting our microbiome therapeutics that could adversely affect Biomica's product candidates. All of Biomica’s product candidates are based on microbiome therapy, a therapeutic approach that is designed to treat disease by restoring or providing the targeted functions to a dysbiotic microbiome. Biomica has not received regulatory approval for an oral therapeutic based on this approach. To our knowledge, only two companies received such regulatory approval as of the date of this Annual Report.

Industrial Applications

Casterra Ag Ltd.

Overview

Our activities related to castor seeds were initiated in 2007 and in 2012 were organized under a wholly owned subsidiary, currently named Casterra Ag Ltd. Casterra focuses on the development of an integrated solution for castor cultivation, including advanced non-GMO high-yielding castor seed varieties, growth protocols, and compatible agricultural machinery. Casterra’s main target markets are Africa and Brazil, where large scale castor agriculture and industry are well established. During 2024, Casterra’s sales of seeds increased significantly, while also increasing its production capabilities, by signing agreements with seed producers in Kenya and Brazil.

Market

Castor beans are grown for their high-quality oil, which is used for the production of bio-based products for various industrial applications such as cosmetics, pharmaceuticals, paints, lubricants, plastics, coats, films and others, as well as for the production of bio-diesel. Currently treated as a “low-tech” crop in its key production areas around the world (for example, in India the castor bean is grown using traditional techniques such as hand picking), according to industry estimations, the castor oil extracted from the castor bean plant may hold great promise as an input for industrial markets. The global castor oil market is projected to grow from an estimated value of $1.4 billion in 2022 to reach $2.3 billion by 2032, at a CAGR of 5.1%.12

Competition

Casterra’s competition in its target markets mainly includes a few companies that supply castor seeds to growers worldwide, such as Kaiima Seeds and Terasol.

Business Model

Casterra’s business model is to sell its proprietary castor seed varieties to castor growers, together with targeted agro-technical growth protocols. Casterra’s offering includes high yielding varieties with plant structure suitable for mechanized harvest, best practices for large-scale castor growing, and advanced compatible mechanical harvesting and dehulling solutions. Casterra is exploring the extension of its business model to include castor grain production.

Key agreements

Casterra Agreements with ENI and its Affiliate

On November 14, 2022, our subsidiary, Casterra, entered into an agreement with an affiliate of ENI, whereby Casterra will provide its unique castor varieties and its broad know-how in cultivation of castor at a commercial scale for biofuel production. Under the framework of the agreement, the initial focus is the purchase agreement of castor seed varieties from Casterra for growing castor in specific African territories and the provision of technical support. The agreement also allows for the potential for long-term cooperation in castor cultivation between this customer and Casterra, with the potential for expansion into additional territories on the African continent. In November 2023, the agreement was extended until November 1, 2024.

On June 21, 2023, Casterra announced that it entered into a framework agreement to sell seeds of its proprietary castor varieties to ENI Kenya B.V., or ENI, for cultivation in specific African territories at a commercial scale for biofuel production. Pursuant to this agreement Casterra received, an order totaling $9.1 million in June 2023. In June 2023, Casterra received an additional order totaling approximately $2.2 million for the supply of castor seeds.
________________________
[12] https://www.cdc.gov/antimicrobial-resistance/media/pdfs/2019-ar-threats-report-508.pdf

On June 25, 2024, Casterra announced the receipt of an additional purchase order valued at approximately $440 thousand.

During 2023, Casterra supplied approximately 90 tons of seeds. During 2024, Casterra supplied approximately 215 tons of seeds. Commencing in January 2025 and until the date of this Annual Report, Casterra supplied additional approximately 250 tons of seeds. This reflects solving the bottleneck in seed production Casterra previously faced, that caused a delay in the delivery schedule and consequent price adjustments.

Casterra is currently negotiating with ENI to supply additional approximately 234 tons of seeds, in lieu of expired previous orders from 2023.

Intellectual Property

Casterra’s policy is to register 'breeders rights' over its commercial castor varieties, in target territories. As of the date of this Annual Report, Casterra is in the process of filing breeders rights in Europe. To date, Casterra has registered its commercial varieties in Brazil and Argentina.

In addition, Casterra filed a patent application with respect to a dehulling machine it developed.

Government Regulation of our R&D Operations

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

Government Regulation of Seed Import

Seed import is subject to field and warehouse inspection by the regulator in the country of destination for compliance with the local regulations. These regulations typically include, among others, phytosanitary inspection for pests and diseases.

Raw Materials

Casterra does not significantly rely upon any sources of raw materials for its operations.

Seasonality

Casterra’s castor seed business in general, and revenues in particular, generated from sales of castor seeds and related agro-technical services to local castor growers, are subject to variations based on crop seasonality. The timing of Casterra’s seed production, as well as the delivery of castor seeds to its partners and revenue recognition with respect to such seed sales, derive substantially from the seasonality of castor growing in the seed production locations and in the target markets.

C.          Organizational Structure

The legal name of our company is Evogene Ltd. and we are organized under the laws of the State of Israel. As of the date of this Annual Report, we hold directly and indirectly the percentage indicated of the issued and outstanding capital stock of the following significant subsidiaries:

Name of Subsidiary	Jurisdiction	Ownership Interest
AgPlenus Ltd.	Israel	98.3% (1)
Biomica Ltd.	Israel	75.8% (2)
Casterra Ag Ltd. (formerly known as Evofuel Ltd.).	Israel	99.5(3)%
Lavie Bio Ltd.	Israel	70.7% (4)(5)

(1)	The remaining 1.7% of AgPlenus Ltd.’s issued and outstanding share capital is held by AgPlenus’ former Chief Executive Officer and current director as a result of exercise of options.
(2)
The remaining 24.2% of Biomica Ltd.’s issued and outstanding share capital is held by: (i) SHC, who holds 22.7%, and (ii) Biomica's Chief Technology Officer, who holds 1.5%. For more information see “Item 4.B. Information on the Company—Business Overview—Market Segments—Human Health—Biomica Ltd.—Overview”.

(3)	The remaining 0.5% of Casterra Ag Ltd.’s issued and outstanding share capital is held by Casterra’s former employee as a result of exercise of options.
(4)
The remaining 29.3% of Lavie Bio Ltd.’s issued and outstanding share capital is held by (i) Pioneer Hi-Bred International, Inc. (also known by the name Corteva), who holds 27.3%, and (ii) Lavie Bio’s former employees, who hold 2.0% as a result of exercise of options.

(5)
ICL (through an affiliate company) has an outstanding convertible amount of approximately $10 million invested in Lavie Bio Ltd. under a SAFE agreement, which is convertible into shares of Lavie Bio Ltd. pursuant to the terms thereof. For more information see “Item 4.B. Information on the Company—Business Overview—Market Segments—Agriculture—Lavie Bio Ltd.—Overview”.

D.          Property, Plants and Equipment

Our principal facility is located in Rehovot, Israel and consists of 1,870 square meters (approximately 20,129 square feet) of leased office space accommodating our corporate offices and our molecular, microbial and crop protection labs. The lease for this facility will expire December 31, 2027; however we have an option to extend it until December 31, 2030.

We perform most of our testing in plants, or in-planta testing, at our “Greenhouse Research Center”, located on two adjacent lots that we lease outside Rehovot. The first lease covers approximately 13,500 square meters (approximately 145,000 square feet) of land, and expires on July 21, 2025, and we hold an option to renew such lease for an additional 36-month period. The second lease covers approximately 10,000 square meters (approximately 108,000 square feet) of land and expires on May 14, 2026, and we hold an option to renew such lease for an additional 24-month period.

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

The information contained in this section should be read in conjunction with our consolidated financial statements as of, and for the year ended, December 31, 2024 and related notes and the information contained elsewhere in this Annual Report. Our financial statements have been prepared in accordance with IFRS as issued by the IASB. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information—D. Risk Factors” and “Special Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

Summary

Evogene has four main subsidiaries, each focused on a different type of product and target market. Each subsidiary has its own board of directors, management team, scientific advisory board, research and development, or R&D, and business development teams that focus on developing its own pipeline and go-to-market activities. At the same time, each subsidiary benefits from using Evogene’s technology under an exclusive license from Evogene to use the tech-engines’ discovery and development that are relevant to the subsidiary’s field of activity. The terms of these licenses provide that the subsidiary owns the discoveries and product candidates that result from the utilization of the respective tech engine, while Evogene retains all rights to the tech-engines themselves. According to the characteristics of the end-market, the subsidiaries can decide to commercialize their products independently or in collaboration with partners.

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

Key Performance Indicators

Revenues

Our revenues are principally derived from research and development payments under our collaboration and licensing agreements and related arrangements with our collaborators. Some of our agreements with collaborators also provide for success-based payments, such as milestone payments paid by our collaborators upon the occurrence of certain specified events and royalty revenues based on the sales or transfer of products our collaborators develop that contain, or are based on, our discoveries, which we license to them. We have not yet generated revenues from royalty payments. In June 2023, Casterra, our subsidiary that focuses on the development and sale of proprietary improved castor seed varieties, announced that it signed a framework agreement with ENI for the sale of castor varieties at a commercial scale for biofuel production. Under this agreement, Casterra received an order totaling $9.1 million. In addition, during June 2023 Casterra received an additional order totaling approximately $2.2 million to supply castor seeds. During the second quarter of 2024, Casterra received an additional purchase order totaling approximately $440 thousand to supply castor seeds to a new African country in 2024.

During July 2023, Lavie Bio entered a licensing agreement with Corteva, conferring exclusive rights to Corteva for advancing and commercializing Lavie Bio's lead bio-fungicides, LAV311 and LAV312. Lavie Bio received an initial payment of $5 million, in two installments: a first payment of $2.5 million was received during September 2023 and in March 2024, Lavie Bio received the second payment of $2.5 million. In addition, Lavie Bio Ltd. was also eligible for additional future milestone payments and royalties from Corteva's sales of the products. During November 2024 Lavie Bio announced the cancellation of this licensing agreement with Corteva. Lavie Bio regained full rights and freedom to operate the licensed technology and the lead bio-fungicide candidates. On February 16, 2024, AgPlenus entered into a Licensing and Collaboration Agreement with Bayer for the development of a new sustainable weed control solution. This agreement grants Bayer an exclusive license for the development and commercialization of products developed within the collaboration. According to this agreement, AgPlenus was entitled to receive a license payment, ongoing research funding, milestone payments, and royalties based on future product sales, subject to certain conditions as stipulated in the agreement.

Breakdown of Revenues by Operating Segment:

The following table presents a breakdown of net revenues by operating segment for the periods indicated.

Operating Segment:	2024	2023	2022
	(U.S. dollars, in thousands)
Agriculture	$5,889	$3,791	$876
Industrial application	2,219	1,075	72
Human health	80	487	513
Unallocated	323	287	214
Total	$8,511	$5,640	$1,675

Geographical Breakdown of Net Revenues

The following table presents net revenues by geographic breakdown of customers as a percentage of our total net revenues for the periods indicated. This data refers to the location of the customer and does not take into consideration the location of the end-user (to the extent it is different).

Geographical Region:	2024	2023	2022
United States	46%	65%	51%
Israel	7%	16%	45%
Other	47%	19%	4%
Total	100%	100%	100%

Cost of Revenues

Cost of revenues primarily consists of development costs incurred in conjunction with our collaborations, which include: salaries and related personnel costs for our research and development employees working on the collaborations; payments to third party suppliers and producers; and the cost of disposable materials (such as seeds, laboratory supplies, fertilizer, water and soil), and expenses related to retaining advisors, who primarily consist of biological advisors.

Operating Expenses

Research and Development Expenses, net: Research and development expenses primarily consist of costs related to our internal or independent research and development activities, as opposed to development costs incurred in connection with our collaborations (which are included in cost of revenues). These independent activities of ours include the further development of our product pipeline, enhancement and expansion of our CPB platform and improvement of our computational, scientific and validation technologies, know-how and capabilities used by our subsidiaries and product divisions. Research and development costs include: salaries and related personnel costs (including share-based compensation); payments to third party suppliers and subcontractors, field-trials and pre-clinical studies carried out by third parties; cost of disposable materials; expenses associated with participation in professional conferences; operational overhead costs, which include costs related to leasing and operating our office, laboratory facilities and greenhouses; depreciation of property, plant and equipment; and amortization of intangible assets. Expenses related to our intellectual property, such as legal and other costs associated with patent applications, are also included as research and development expenses. We expect that our research and developments expenses will decrease during 2025 due to our intention to focus our efforts on the use of our ChemPass AI tech-engine in the field of AI powered drug discovery in the pharma market segment,   and due to the implementation of certain expense reduction measures on our and our subsidiaries’ level.

Sales and Marketing Expenses: Sales and marketing expenses consist of costs primarily related to commercialization activities of our subsidiaries for product launch and maintaining our relationships with our collaborators and establishing new collaborations. These costs include salaries and related personnel costs (including share-based compensation), travel expenses and expenses related to legal and professional services. We expect that our sales and marketing expenses will be decreased during 2025 due to the implementation of certain expense reduction measures on our and our subsidiaries’ level.

General and Administrative Expenses: General and administrative expenses mainly consist of salaries and related personnel costs (including share-based compensation) for our general and administrative employees; legal, D&O liability insurance, and professional services; expenses related to HR activities and employee benefits and welfare; expenses for consulting; and other expenses associated with being a U.S. publicly listed company. We expect that our general and administrative expenses will be decreased during 2025 due to the implementation of certain expense reduction measures on our and our subsidiaries’ level.

Financing Income and Expenses

Financing income primarily consists of interest income on our cash bank deposits, income related to a remeasurement  of warrants and pre-funded warrants and foreign currency exchange income.

Financing expenses primarily consist of expenses related to excess of initial fair value of pre-funded warrants over transaction proceeds; expenses related to amortization of deferred expenses related to issuance of warrants; foreign currency exchange expense; expenses related to a change in fair value of the marketable securities we held, which consist of money market funds, corporate bonds and government treasury notes; interest expense for our operating lease liability; expenses related to a revaluation of outstanding convertible amount of $10 million invested in our subsidiary Lavie Bio under a SAFE agreement with ICL; and expenses related to bank charges and commissions. The interest due on government grants is also considered a financial expense and is recognized beginning on the date on which we receive the grant until the date on which the grant is expected to be repaid.

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carryforward tax losses totaling approximately $218 million as of December 31, 2024, to be carried forward indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel for the foreseeable future, until we have taxable income after the full utilization of our carryforward tax losses.

Our U.S. subsidiaries, Evogene Inc., Lavie Bio Inc., Lavie Bio Tech Inc., Taxon Biosciences Inc. and AgPlenus Inc. are subject to U.S. income taxes. In 2024, the tax rates applicable to those companies were approximately 21% and 3.41% (federal tax and state tax, respectively, where those companies operate).

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

◾	Human Health: our human health segment focuses mainly on discovery and development of human microbiome-based therapeutics (through our subsidiary Biomica).

◾	Industrial Applications: our industrial applications segment focuses on the development and commercialization of improved castor bean seeds for industrial uses (through our subsidiary Casterra).

The following table presents our revenues and operating loss by segment for the periods presented:

	Agriculture	Industrial Applications	Human Health	Unallocated	Total
	(U.S. dollars, in thousands)
Year ended December 31, 2024
Revenues	$5,889	$2,219	$80	$323	$8,511
Operating loss	$(9,262)	$(2,411)	$(7,240)	$(3,297)	$(22,210)
Year ended December 31, 2023
Revenues	$3,791	$1,075	$487	$287	$5,640
Operating loss	$(11,100)	$(39)	$(10,349)	$(5,020)	$(26,508)
Year ended December 31, 2022
Revenues	$876	$72	$513	$214	$1,675
Operating loss	$(12,256)	$(220)	$(8,875)	$(5,590)	$(26,941)

A.          Operating Results

The following table sets forth our overall results of operations (on an unsegmented basis) for the years ended December 31, 2022, 2023 and 2024. The below discussion of our results of operations omits a comparison of our results for the years ended December 31, 2022 and 2023. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Comparison of Period-to-Period Results of Operations” in our Annual Report on Form 20-F for the year ended December 31, 2023, which we filed with the SEC on March 28, 2024.

	2024	2023	2022

Consolidated Statements of Comprehensive loss:
(U.S. dollars, in thousands)
Revenues	$8,511	$5,640	$1,675
Cost of revenues	2,683	1,692	909
Gross profit	5,828	3,948	766
Operating expenses (income):
Research and development, net	16,648	20,777	20,792
Sales and marketing	3,425	3,611	3,933
General and administrative	7,441	6,068	6,482
Other expenses (income)	524	-	(3,500)
Total operating expenses, net	28,038	30,456	27,707
Operating loss	(22,210)	(26,508)	(26,941)
Financing income	7,546	1,486	516
Financing expenses	(3,342)	(965)	(3,329)
Share of loss of an associate	39	-	-
Loss before taxes on income	(18,045)	(25,987)	(29,754)
Taxes on income (tax benefit)	9	(33)	90
Loss	$(18,054)	$(25,954)	$(29,844)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our total revenues increased by approximately $2.9 million, or 51.8%, to approximately $8.5 million for the year ended December 31, 2024 from $5.6 million for the year ended December 31, 2023. This growth was primarily driven by revenues recognized from AgPlenus’s new license and collaboration with Bayer and increased Casterra revenues from the supply of castor seeds during this period.

Cost of Revenues

           Cost of revenues increased by approximately $1.0 million, or 58.8%, to approximately $2.7 million for the year ended December 31, 2024 from $1.7 million for the year ended December 31, 2023. The increase was primarily related to an increase in the revenues recognized from AgPlenus’s new collaboration with Bayer as well as to increased revenues recognized from Casterra's sale of castor seeds.

Gross Profit

Gross profit increased by approximately $1.9 million, or 48.7%, to approximately $5.8 million for the year ended December 31, 2024 from $3.9 million for the year ended December 31, 2023, due to the combined impact of changes in our revenues and cost of revenues, as described above.

Operating Expenses

Research and Development Expenses, Net. Research and development expenses decreased by approximately $4.2 million, or 20.2%, to approximately $16.6 million for the year ended December 31, 2024 from approximately $20.8 million for the year ended December 31, 2023. The decrease in expenses is mainly due to the cessation of Canonic’s activities and a decrease in certain development expenses in Biomica, Evogene and Lavie Bio as compared to the same period the previous year.

              Sales and Marketing Expenses. Sales and marketing expenses slightly decreased by approximately $0.2 million, or 5.6%, to approximately $3.4 million for the year ended December 31, 2024 from approximately $3.6 million for the year ended December 31, 2023. The decrease is mainly due to the cessation of Canonic’s activities, partially offset by increased sales and marketing expenses recorded in Casterra.

General and Administrative Expenses. General and administrative expenses increased by approximately $1.3 million, or 21.3%, to approximately $7.4 million for the year ended December 31, 2024 from approximately $6.1 million for the year ended December 31, 2023. The increase was mainly attributed to expenses recorded in Casterra due to a provision on a doubtful debt of a seed supplier and transaction costs related to Evogene’s fundraising that occurred in August 2024, totaling approximately $1.5 million.

Other Expenses. The decision to cease Canonic’s operations in the first half of 2024 resulted in other expenses of approximately $0.5 million, mainly due to impairment of fixed assets in the first quarter of 2024.

Financing Income and Expenses

Foreign currency and exchange risk

A significant portion of our expenses is denominated in currencies other than the U.S. dollar. The Company is therefore subject to non-U.S. currency risks and non-U.S. exchange exposure, especially the NIS. A significant portion of our operating costs are in Israel, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and other currencies. Furthermore, we anticipate that a significant portion of our expenses will continue to be denominated in NIS. We do not hedge against currency risk through the use of forward currency contracts or other financial instruments. See “Risk factors—Risks Relating to Our Incorporation and Location in Israel-Exchange rate fluctuations between the U.S. dollar and the NIS may negatively affect our financial results.” Exchange rates can be volatile and a substantial change of foreign currencies against the U.S. dollar could increase or reduce the Company’s expenses and net loss and impact the comparability of results from period to period. The appreciation (devaluation) of the NIS in relation to the U.S. dollar amounted to (3.1%) and (0.6%)  as of December 31, 2023, and 2024, respectively.

Financing Income. Financing income increased by approximately $6.0 million, or 400%, to approximately $7.5 million for the year ended December 31, 2024 from approximately $1.5 million for the year ended December 31, 2023. This increase was mainly associated with accounting treatment of pre-funded warrants and warrants issued in August 2024. Pre-funded warrants and warrants were classified as a liability on the consolidated statements of financial position, were initially recorded at fair value and subsequently remeasured at each reporting period using the Black-Scholes option pricing model. As a result, during 2024 we recorded financial income related to the remeasurement of warrants and pre-funded warrants of approximately $6.5 million.

Financing Expenses. Financing expenses increased by approximately $2.3 million, or 230%, to approximately $3.3 million for the year ended December 31, 2024 from $1.0 million for the year ended December 31, 2023. The increase was mainly associated with accounting treatment of pre-funded warrants and warrants issued in August 2024. As of the date of the offering in August 2024, the excess of the initial fair value of pre-funded warrants over the transaction proceeds at the amount of approximately $2.7 million was recorded as financial expenses. The excess of initial fair value over the transaction proceeds of Series A ordinary warrants and Series B ordinary warrants was deferred and amortized to financial expenses over the term of the warrants. As a result, during 2024 we recorded a financial expense due to the amortization of the deferred expenses of approximately $0.5 million.

Taxes on Income

For the years ended December 31, 2024 and 2023, we recorded insignificant amounts for taxes on income in Israel and an insignificant amount of taxes with respect to U.S. subsidiaries.

Loss

The amount of our overall loss decreased by approximately $7.9 million, or 30.4%, to approximately $18.1 million for the year ended December 31, 2024, from $26.0 million for the year ended December 31, 2023. This decrease reflected the cumulative effect of all of the above-described line items from our consolidated statements of comprehensive loss.

B.          Liquidity and Capital Resources

Our working capital requirements generally reflect the growth in our business and have historically been provided by cash raised from our investors, payments from our collaborators and government grants. As of December 31, 2024, we had cash, and cash equivalents and short-term bank deposits of approximately $15.3 million, and working capital of approximately $4.6 million, which is calculated by subtracting our current liabilities from our current assets. As of December 31, 2024, we had approximately $4.3 million of outstanding long-term indebtedness related to government grants.

Capital Resources

In 2024, our primary sources of liquidity were cash on hand, proceeds from the issuance of ordinary shares, pre-funded warrants and warrants, proceeds from collaboration and licensing agreements and revenues from the selling of castor seeds.

Recent Public Offerings of Ordinary Shares

Sales Agreement

On March 28, 2024 we entered into a Sales Agreement, or the Lake Street Sales Agreement,  with Lake Street Capital Markets, LLC, or Lake Street, pursuant to which we may offer and sell, from time to time, our ordinary shares, through Lake Street in an “at the market offering”, as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, for an aggregate offering price of up to $7.3 million. In August 2024 we reduced the maximum aggregate gross sales price of our ordinary shares that may be offered, issued and sold under the Lake Street Sales Agreement, including ordinary shares previously sold, to $4,500,000. As of December 31, 2024 we had sold 10,000 ordinary shares with a weighted average selling price of $8.50 per share, resulting in gross proceeds of approximately $85,000. As of March 19, 2025, we did not sell any additional ordinary shares under this plan. We are not obligated to make any sales of ordinary shares under the Lake Street Sales Agreement and no assurance can be given that we will sell any ordinary shares under such agreement, or, if we do, as to the price or number of such shares that we will sell or the dates on which any such sales will take place.

Cantor Controlled Equity OfferingSM Sales Agreement

On January 14, 2021 and February 19, 2021, we entered into Controlled Equity OfferingSM  Sales Agreements, or the January Sales Agreement and February Sales Agreement, respectively, with Cantor Fitzgerald & Co., or the Agent, pursuant to which the Company could offer and sell, from time to time, its ordinary shares, through the Agent in an “at-the-market”, or ATM offering, as defined in Rule 415(a)(4) promulgated under the Securities Act, for an aggregate offering price of up to $28.0 million and $50.0 million, respectively. In February 2021, we completed the sales of ordinary shares under the January Sales Agreement and issued 380,359 ordinary shares, with a weighted average selling price of $73.61 per share, resulting in gross proceeds of approximately $28 million. Subsequently we entered into the February Sales Agreement, which was subsequently reduced to approximately $19.5 million. As of December 31, 2023, we sold 147,556 ordinary shares with a weighted average selling price of $22.76 per share, resulting in gross proceeds of approximately $3.36 million. In March 2024, we terminated this ATM offering; prior to termination we had sold 147,876 ordinary shares with a weighted average selling price of $22.73 per share, resulting in gross proceeds of approximately $3.36 million.

Shelf Registration Statement

We have an effective registration statement that registered up to $200 million of our ordinary shares, debt securities, rights, warrants and units. Because the public float of our ordinary shares is currently less than $75.0 million, we are limited in the amount we can raise during any 12-month period to 1/3 of our public float on the date of sale, which was approximately $3.97 million as of March 19, 2025. This amount may vary according to changes in our share price. We may seek additional capital or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. Following the effectiveness of our new shelf registration statement, we entered into a new sales agreement with Lake Street, as described above.

2023 Registered Direct Offering

On July 17, 2023, we entered into a definitive securities purchase agreement, or the Securities Purchase Agreement, with certain institutional investors (including SilverArc Capital Management, Altium Capital Management, LP and CVI Investments, Inc.), pursuant to which we issued and sold to such investors in a registered direct offering, or the 2023 Offering, 850,000 ordinary shares, at a purchase price of $10.00 per share. Total gross proceeds to us from the offering were $8,500,000. The total net proceeds after deducting placement agent fees and other offering expenses payable by us were $7.855 million.

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

2024 Registered Direct Offering and Private Placement

On August 23, 2024, we entered into a definitive securities purchase agreement, or the Securities Purchase Agreement, with an institutional investor, or the Investor, pursuant to which we issued and sold to the Investor in a registered direct offering, or the 2024 Offering, (i) 265,000 ordinary shares, and (ii) pre-funded warrants, or the Pre-Funded Warrants, to purchase up to 1,427,308 ordinary shares. The Pre-Funded Warrants have an exercise price of $0.0001 per ordinary share, are immediately exercisable and may be exercised at any time until exercised in full.

In a concurrent private placement, or the Private Placement, we also agreed to sell to the Investor unregistered Series A ordinary warrants to purchase up to 1,692,308 ordinary shares, or the Series A Warrants, and unregistered Series B ordinary warrants to purchase up to 1,692,308 ordinary shares, or the Series B Warrants. Each ordinary share (or Pre-Funded Warrant) is being sold with one Series A Warrant to purchase one ordinary share and one Series B Warrant to purchase one ordinary share at a combined purchase price of $3.25. The Series A Warrants have an exercise price of $3.55 per share, are immediately exercisable upon issuance and will expire five years from issuance. The Series B Warrants have an exercise price of $3.55 per share, are immediately exercisable upon issuance and will expire eighteen months from issuance. Our total gross proceeds from the 2024 Offering and the Private Placement were approximately $5.5 million.

We also entered into a letter agreement dated August 23, 2024, or the Placement Agency Agreement, with A.G.P./Alliance Global Partners, or AGP, as sole placement agent, pursuant to which AGP agreed to serve as the placement agent for us in connection with the 2024 Offering. We paid AGP a cash placement fee equal to 7.0% of the gross proceeds received from the sale of the securities sold in the 2024 Offering.

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

Casterra Agreements with ENI and its Affiliate

On November 14, 2022, our subsidiary, Casterra, entered into an agreement with an affiliate of ENI, whereby Casterra will provide its unique castor varieties and its broad know-how in cultivation of castor at a commercial scale for biofuel production. Under the framework of the agreement, the initial focus is the purchase agreement of castor seed varieties from Casterra for growing castor in specific African territories and the provision of technical support. The agreement also allows for the potential for long-term cooperation in castor cultivation between this customer and Casterra, with the potential for expansion into additional territories on the African continent. In November 2023, the agreement was extended until November 1, 2024.

On June 21, 2023, Casterra announced that it entered into a framework agreement to sell seeds of its proprietary castor varieties to ENI for cultivation in specific African territories at a commercial scale for biofuel production. Pursuant to this agreement Casterra received, an order totaling $9.1 million in June 2023. In June 2023, Casterra received an additional order totaling approximately $2.2 million for the supply of castor seeds.

On June 25, 2024, Casterra announced the receipt of an additional purchase order valued at approximately $440 thousand.

During 2023, Casterra supplied approximately 90 tons of seeds. During 2024, Casterra supplied approximately 215 tons of seeds. Commencing in January 2025 and until the date of this Annual Report, Casterra supplied additional approximately 250 tons of seeds. This reflects solving the bottleneck in seed production Casterra previously faced, that caused a delay in the delivery schedule and consequent price adjustments.

Casterra is currently negotiating with ENI to supply additional approximately 234 tons of seeds, in lieu of expired previous orders from 2023.

Lavie Bio Licensing Agreement for Bio-Fungicides with Corteva Agriscience

On July 14, 2023, Lavie Bio entered into a licensing agreement with Corteva Inc. This agreement grants Corteva perpetual, exclusive rights (subject to reaching certain commercial milestones) to further develop and commercialize the lead bio-fungicide candidates targeting fruit rots and powdery mildew, which were discovered and developed by Lavie Bio. According to the agreement, Lavie Bio received an initial payment worth approximately $5 million in two installments (a first payment of $2.5 million was received during September 2023 and a second payment of $2.5 million was received on March 2024). In November 2024, Lavie Bio announced the cancellation of this licensing agreement with Corteva. Lavie Bio regained full rights and freedom to operate to the licensed technology and the lead bio-fungicide candidates.

Evogene Ag-Seed Division Awarded €1.2M Horizon Grant

On May 9, 2023, Evogene announced that it has been granted an EU Horizon grant of €1.2 million, to support the creation of oil-seed crops that have high carbon-dioxide assimilation and enhanced drought tolerance. The project, Crop4Clima, has an overall budget of €2.5 million and is expected to be executed over 32 months. In May 2023, Evogene received a pre-financing payment of approximately €1.0 million, and in August 2024 Evogene received a second payment of approximately €0.1 million from the grant mentioned above. This grant follows the successful completion of the Future Agriculture Consortium's proof-of-concept in 2021, which demonstrated the potential for increased agricultural productivity and environmental sustainability.

Outlook

We expect that our sources of liquidity for 2025 will include cash on hand, proceeds from collaboration and licensing agreements, revenues from the selling of castor seeds, cash held in our bank accounts, including bank deposits, proceeds from grants and other financing transactions, including by our subsidiaries.

In the future, cash may serve us in effecting M&A transactions for achieving inorganic growth in our different segments of operations.

We concluded that the following conditions raised substantial doubt about our ability to continue as a going concern:

-	History of reporting operating losses of approximately $22,210 thousand and $26,508 thousand for the years ended December 31, 2024, and 2023, respectively;
-	Net operating cash outflows of approximately $19,700 thousand and $21,577 thousand in 2024 and 2023, respectively; and
-	Our accumulated deficit balance as of December 31, 2024, was approximately $274,071 thousand.
We have approved a plan to improve our available cash balances, liquidity and cash flows generated from operations. We have identified several potential actions including cost preservation measures that would be initiated in a timely manner to address our liquidity needs over the twelve-month period from the date this Annual report, as follows:

•	Reducing non-essential expenses and implement headcount reductions to conserve cash and improve its liquidity position; and
•	Deferral and reprioritization of certain research and development programs that would involve reduced program and headcount spend.
We have a history of operating losses and negative cash flows from operations. However, despite these conditions, we believe management’s plans, as described more fully above, will provide sufficient liquidity to meet our financial obligations and maintain levels of liquidity over the twelve-month period from the date of this Annual Report. Therefore, management concluded this plan alleviates the substantial doubt that was raised about our ability to continue as a going concern for at least twelve months from the date this Annual Report.

Although not considered for purposes of our assessment of whether substantial doubt was alleviated, we have plans to improve operating cash flows by entering other collaborations, strategic alliances or licensing arrangements with third parties. We are also exploring exit opportunities for certain subsidiaries. We may seek to raise additional funds through public or private equity or debt financings or other sources.

Our plans are subject to inherent risks and uncertainties. Accordingly, there can be no assurance that our plans can be effectively implemented and, therefore, that the conditions can be effectively mitigated.

Until such time, if ever, we expect to finance our operations through equity or debt financings, which may not be available to us on the timing needed or on terms that we deem to be favorable. To the extent that we raise additional capital through the sale of equity or debt securities, the ownership interest of our shareholders will be diluted. If we are unable to maintain sufficient financial resources, our business, financial condition and results of operations will be materially and adversely affected.

Cash Flows

The following table presents the major components of net cash flows used in or provided by (as applicable) operating, investing and financing activities for the periods presented. For a discussion of our net cash flows for the year ended December 31, 2022, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Cash Flows” in our Annual Report on Form 20-F for the year ended December 31, 2023, which we filed with the SEC on March 28, 2024:

	2024	2023	2022
(U.S. dollars, in thousands)
Net cash used in operating activities	$(19,700)	$(21,577)	$(23,678)
Net cash provided by (used in) investing activities	9,622	(4,538)	13,274
Net cash provided by financing activities	4,656	18,152	9,343
Exchange rate differences - cash and cash equivalents balances	(49)	(245)	(2,284)
Decrease in cash and cash equivalents	$(5,471)	$(8,208)	$(3,345)

Cash Used in Operating Activities

            Cash used in operating activities for the year ended December 31, 2024 was approximately $19.7 million and primarily reflects our overall loss of approximately $18.1 million, as adjusted upwards to eliminate certain non-cash items that were taken into account in calculating, and that decreased, our overall loss, including approximately $6.5 million of non-cash financial income related to remeasurement of pre-funded warrants and warrants, approximately $0.7 million of non-cash net financing income and approximately $3.3 million of changes in asset and liability items, mainly due to an increase in inventories and trade receivables and a decrease in trade payables, payroll accrual balances, deferred revenues  and other advances, partially offset by a decrease in other receivables and prepaid expenses. These upwards adjustments to cash used were partially offset by approximately $2.7 million of non-cash expenses related to an excess of initial fair value of pre-funded warrants over the transaction proceeds, approximately $1.8 million of share-based compensation expenses, approximately $1.5 million of depreciation and amortization of property, plant and equipment and right-of-use-assets and approximately $1.0 million of amortization of intangible assets.

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

Cash Provided by (Used In) Investing Activities

Cash provided by investing activities was approximately $9.6 million for the year ended December 31, 2024, that primarily reflects cash proceeds from short-term bank deposits, net of investment in short-term bank deposits of approximately $10.2 million, partially offset by cash used for the purchase of property, plant and equipment of approximately $0.6 million.

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

Cash Provided by Financing Activities

Cash provided by financing activities was approximately $4.7 million for the year ended December 31, 2024. That was primarily attributable to proceeds from issuance of ordinary shares, pre-funded warrants and warrants of approximately $5.5 million and to the net proceeds from government grants of approximately $0.2 million, partially offset by approximately $0.9 million for the repayment of lease liabilities and by approximately $0.3 million for the repayment of government grants.

Cash provided by financing activities was approximately $18.2 million for the year ended December 31, 2023. That was primarily attributable to proceeds from issuance of preferred shares of a subsidiary to non-controlling interests of approximately $9.5 million, to the proceeds from issuance of ordinary shares, net of issuance expenses, of approximately $8.4 million and to the net proceeds from government grants of approximately $1.1 million, partially offset by approximately $0.8 million for the repayment of lease liabilities.

Government Grants

Our research and development efforts, including by our subsidiaries, have been financed, in part, through grants from IIA, BIRD, CIIRDF and the EU. From our inception through December 31, 2024, we received grants of approximately $14.3 million (including accrued interest), of which approximately $9.4 million (including accrued interest) are royalty-bearing grants from the IIA and repaid approximately $3.9 million in royalties and an additional approximately $4.9 million in respect of several non-refundable projects. In addition, we have received grants totaling approximately $1 million (linked to the U.S. Consumer Price Index) from BIRD and have repaid approximately $0.5 million, whereas the amount of approximately $0.4 million of grants from BIRD have been cancelled, as we decided to withdraw from the relevant project. We have received grants totaling $2.2 million from the EU, which are not required to be repaid. As of December 31, 2024, we had one active research grants under which we have received funding from the IIA and one active research grant under which we have received funding from the EU Horizon.

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

IIA Grants

Under the Innovation Law, research and development programs that meet specified criteria and are approved by a committee of the IIA are eligible for grants. The grants awarded are typically up to 50% of a project’s expenditures, as determined by the IIA committee and subject to the benefit track under which the grant was awarded. A company that receives a grant from the IIA is typically required to pay 3% royalties to the IIA on income generated from products incorporating know-how developed using that grant (including income derived from services associated with such products), until 100% of the U.S. dollar-linked grant, plus interest, is repaid. Certain benefit tracks do not require payment of royalties.

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

The terms of the grants under the Innovation Law also require that the products developed as part of the programs under which the grants were given be manufactured in Israel and that the know-how developed thereunder may not be transferred outside of Israel, unless prior written approval is received from the IIA (such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the manufacturing (in which case only notification is required)), and additional payments are required to be made to the IIA, as described below. It should be noted that this does not restrict the marketing of products that incorporate the funded know-how.

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

The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project outside Israel is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Innovation Law that is based, in general, on the value of the transferred know-how, multiplied by the amount of grants received from the IIA (including the accrued interest), divided by the total amounts expended by the grant recipient on R&D. To the extent any royalties were paid on account of the grants, such royalties will be deducted from the calculation. The redemption fee is subject to a cap of six times the total amount of the IIA grants, plus interest accrued thereon. If the transferee undertakes that for a period of not less than three years, at least 75% of its relevant R&D positions will remain in Israel, then the cap will be reduced to three times (rather than six times) the total liability to the IIA, calculated as set out above.

Subject to prior approval of the IIA, we may transfer the IIA-funded know-how to another Israeli entity. If the IIA-funded know-how is transferred to another Israeli entity, the transfer would still require IIA approval but will not be subject to the payment of the redemption fee (although there will be an obligation to pay royalties to the IIA from the income of such sale transaction as part of the royalties payment obligation). In such case, the acquiring entity would have to assume all of the restrictions and obligations associated with the grants under the Innovation Law towards the IIA (including the restrictions on the transfer of know-how and manufacturing capacity outside of Israel) as a condition to IIA approval.

We are required to pay up to 100% of the amount of grants received by us from the IIA, plus interest (see Risk Factors section above for additional information). In addition to paying any royalties due, we must abide by other restrictions associated with receiving such grants under the Innovation Law. Those restrictions may impair our ability to outsource development of products containing our traits, engage in change of control transactions or otherwise transfer our know-how outside of Israel and may require us to obtain the approval from the IIA for certain actions and transactions and pay additional royalties and other amounts to the IIA. We cannot be certain that any approval of the IIA will be obtained on terms that are acceptable to us, or at all. We may not receive the required approvals should we wish to transfer IIA-funded know-how, manufacturing and/or development outside of Israel in the future. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of know-how developed with IIA-funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to IIA. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with the requirements under the Innovation Law may subject us to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings. In addition, the IIA may from time to time conduct royalties audits and such audits may lead to additional royalties being payable on additional products. Such grants may be terminated or reduced in the future, which would increase our costs. IIA approval is not required for the marketing of products resulting from the IIA-funded research or development in the ordinary course of business.

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

In July 2022, Canonic received the Israeli Ministry of Economy approval to be included in “Smart money” grants program for marketing operations in Germany. The maximum grant amount from this program is approximately $85 thousand. Canonic undertook to pay royalties of 3% of yearly revenues above approximately $284 thousand derived from the operation in Germany, up to 100% of the grants received. As of December 31, 2024, Canonic received approximately $42 thousand for marketing expenses in Germany. Since Canonic has ceased its activities during the first half of 2024 and no economic benefits are expected from the marketing operations in Germany, the grant receipts were recognized as a reduction of the related marketing expenses during 2024.

In February 2024, Lavie Bio received the Israeli Ministry of Economy approval to be included in the “Smart money” grant program for initial exporting in Canada. The maximum grant amount from this program is approximately $83 thousand. Lavie Bio undertook to pay royalties of 3% of yearly revenues above approximately $276 thousand derived from the operation in Canada, up to 100% of the grants received (linked to The Consumer Price Index) and can choose to apply the program retroactively from August 2023. As of December 31, 2024, Lavie Bio received approximately $78 thousand for marketing expenses in Canada incurred until December 31, 2024.

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

EU Grant

In early 2016, a grant application for a consortium for research in photosynthesis in which we participate within the EU Horizon 2020 Program for Research and Innovation was confirmed. The consortium’s research program is focused on an innovative approach to modulate photosynthesis related pathways aiming to improve photosynthetic efficiency. Beyond us, the consortium includes academic institutions such as the Max Planck Institute of Molecular Plant Physiology and the Institute of Terrestrial Microbiology, the Weizmann Institute of Science, and the Imperial College of Science, Technology and Medicine. Overall, we received a total amount of €0.9 million for our participation in the consortium during the five-year project. In March 2023, a follow up grant of a €1.2 million was confirmed by the Horizon EIC 2022 program to support the creation of oil-seed crops that have high carbon-dioxide assimilation and enhanced drought tolerance. The overall budget under the program is €2.5 million and Evogene’s other partners in the project include the Max Planck Institute. In May 2023, Evogene received a pre-financing payment of approximately €1.0 million, and in August 2024, Evogene received a second payment of €0.1 million from the grant mentioned above. The current project scope’s timeline is expected to be 32 months.

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

Our ongoing research and development activities are funded mainly by internal resources, collaboration research and development payments and governmental grants. As of December 31, 2024, 75 of our employees, representing approximately 64% of our entire work force, were engaged in research and development on a full-time basis. For more information regarding our research and development activities, intellectual property and licenses, please see “Item 4.B. Information on the Company—Business Overview.”

D.          Trend Information

D&O insurance

Although in 2023 and 2024 there was a decrease in the cost of procuring D&O liability insurance, in recent years we experienced an increase in such cost, resulting from a general increase in the cost of D&O liability insurance for smaller, dual-listed public companies such as us. This general increase has been tied to perceived heightened levels of risk for D&O insurers. Insurers have been increasing their level of compensation, in the form of premiums, which they believe have not been commensurate with the risk being taken by them. In parallel, there has been an increase in the amounts of the deductibles payable by public companies in situations in which an insurable event occurs. If this trend continues, it will increase our operational expenses and have a negative effect on our financial results.

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

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material adverse effect on our revenues, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Going Concern Assessment

Our management identified there were conditions that raised substantial doubt about our ability to continue as a going concern for a period of one-year from the date this Annual Report. We concluded that the following conditions raised substantial doubt about our ability to continue as a going concern:

-	History of reporting operating losses of approximately $22,210 thousand and $26,508 thousand for the years ended December 31, 2024, and 2023, respectively;
-	Net operating cash outflows of approximately $19,700 thousand and $21,577 thousand in 2024 and 2023, respectively; and
-	Our accumulated deficit balance as of December 31, 2024, is approximately $274,071 thousand.
We have approved a plan to improve our available cash balances, liquidity and cash flows generated from operations. We have identified several potential actions including cost preservation measures that would be initiated in a timely manner to address our liquidity needs over the twelve-month period from the date of this Annual Report, as follows:

•	Reducing non-essential expenses and implement headcount reductions to conserve cash and improve its liquidity position; and
•	Deferral and reprioritization of certain research and development programs that would involve reduced program and headcount spend.
We have a history of operating losses and negative cash flows from operations. However, despite these conditions, we believe that the management’s plans, as described more fully above, will provide sufficient liquidity to meet our financial obligations and maintain levels of liquidity over the twelve-month period from the date of this Annual Report. Therefore, management concluded this plan alleviate the substantial doubt that was raised about our ability to continue as a going concern for at least twelve months from the date of this Annual Report.

Revenue Recognition

We recognize revenues when the control over the goods or services is transferred to the customer. The transaction price is the amount of consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes). We don’t grant a right of return to our customers.

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations such as licenses, services, royalties and milestone events require an allocation of the transaction price to each performance obligation based on a relative standalone selling price, or SSP. To determine SSP, we maximize the use of observable standalone sales and observable data, where available. In instances where performance obligations do not have observable standalone sales, we utilize available information that may include market conditions, pricing strategies, the economic life of the software, and other observable inputs or use the expected cost-plus margin approach to estimate the price we would charge if the products and services were sold separately. Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product or delivery of service to the customer. Revenue is recognized in an amount that reflects the consideration we expect to receive in exchange for those products or services.

Revenues from research and development services as part of our collaboration agreements are recognized over time, during the period the customer simultaneously receives and consumes the benefits provided. Recognition of the service is throughout the services period using the input method in order to measure the progress of the services, based on the actual internal and external costs incurred, relative to total internal and external costs expected to be incurred to satisfy the performance obligation. We determined that the input method is the best measure of progress towards satisfying the performance obligation as incurred labor effort represents work performed that corresponds with, and thereby best depicts the transfer of goods and services. Revenues from the sale of castor seeds, medical cannabis products and license agreements are recognized when the control of our product is transferred to the customer, generally upon delivery of the goods or products to the customer, according to the shipment or delivery terms.

Future milestone payments are considered variable consideration and are subject to the variable consideration constraint (i.e. will be recognized once concluded that it is “probable” that a significant reversal of the cumulative revenues recognized under the contract will not occur in future periods when the uncertainty related to the variable consideration is resolved). Therefore, as the milestone payments are not probable, revenue was not recognized in respect to such milestone payments prior to achievement of such milestone.

In instances of contracts where revenue recognition differs from timing of invoicing, we generally determined that those contracts do not include a significant financing component. We use the practical expedient and do not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

Share-Based Compensation

We account for share-based compensation in accordance with the fair value recognition provision of IFRS guidance on share-based compensation. Under these provisions, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Share-based compensation expense was approximately $1.8 million, $1.9 million and $1.2 million in 2024, 2023 and 2022, respectively. We selected the binomial option-pricing model as the most appropriate method for determining the estimated fair value of our share-based compensation. The determination of the grant date fair value of options using an option-pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the estimated period of time that we expect employees to hold their options, the expected volatility of our share price over the expected term of the options (estimated using historical data from prior years, including historical forfeiture rates), share option exercise and cancellation behaviors, risk-free interest rates, expected dividend yields (assumed to be zero as we have historically not paid and do not intend to pay dividends on our ordinary shares) and the price of our ordinary shares. In addition, our compensation expense is affected by our estimate of the number of awards that will ultimately vest. In the future, if the number of equity awards that are forfeited by employees is lower than expected, the expense recognized in future periods will be higher.

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

Fair value of convertible SAFE

In August 2022, ICL and Lavie Bio entered a multi-year collaboration agreement for developing novel bio-stimulant products to enrich fertilizer efficiency. As part of the collaboration, ICL (through an affiliated company) invested in Lavie Bio $10 million under a SAFE. Per IFRS guidance on financial instruments, as conversion upon an equity financing requires the delivery of variable number of shares, the SAFE is accounted for as a liability and measured at fair value. The fair value of the SAFE will be remeasured at the end of each reporting period with any change to fair value recorded within financial expenses in the statements of profit or loss. The fair value is based on the weighted average value of various scenarios assuming Lavie Bio's estimated enterprise value at the valuation date. The enterprise value is calculated using the income approach, whereby the cash flows expected to be generated are discounted to their present value equivalent using a rate of return that reflects the relative risk of the investment, as well as the time value of money. The value of the SAFE assumes the probability of various possible scenarios to which an acceptable option pricing model is applied. The inputs to the model include the enterprise value described above, the conversion price and assumptions regarding the expected volatility and the expected life of each scenario. Financial expenses recorded in 2024 and 2023 due to revaluation of the convertible SAFE were approximately $0.003 million and approximately $0.3 million, respectively.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. In 2024, the corporate tax rate was 23%. Capital gains derived by an Israeli company are generally subject to tax at the prevailing regular corporate tax rate.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report.

Name	Age	Position
Executive officers
Mr. Ofer Haviv	58	President and Chief Executive Officer and Director
Mr. Yaron Eldad	59	Chief Financial Officer
Dr. Gabi Tarcic	45	Vice President Product
Dr. Ilia Zhidkov	48	Vice President Computational Platform
Dr. Elran Haber	44	Chief Executive Officer of Biomica Ltd.
Mr. Yoash Zohar	58	Chief Executive Officer of Casterra Ag Ltd.
Mr. Amit Noam	43	Chief Executive Officer of Lavie Bio Ltd.
Dr. Dan Jacob Gelvan	60	Chief Executive Officer of Ag Plenus Ltd.
Directors
Mr. Nir Nimrodi(3)(4)	56	Chairperson of the Board
Ms. Sarit Firon(3)(4)	58	Director
Mr. Dan Falk(1)(2)(4)	79	Director
Dr. Adrian Percy(4)	59	Director
Mr. Leon Y. Recanati(1)(2)(3)(4)	76	Director
Dr. Oded Shoseyov(1)(2)(4)	68	Director
____________________________
(1)	Member of our Audit Committee.
(2)	Member of our Compensation and Nominating Committee.
(3)	Member of our Pricing/Investment Committee.
(4)	Independent director under the Nasdaq Listing Rules.

Executive Officers

Mr. Ofer Haviv has served as Evogene's President and Chief Executive Officer since December 2004 after having joined the company in January 2002 as Chief Financial Officer. Mr. Haviv serves as Chairperson of the Board of Directors of our subsidiaries. Mr. Haviv served as a director of the company from 2006 to 2007,  and from March 2025. Mr. Haviv is a Certified Public Accountant and holds a BA in Accounting and Economics from Tel-Aviv University, Israel.

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

Dr. Gabi Tarcic was appointed as Evogene’s Vice President Product in September 2024. Dr. Tarcic has extensive experience in research and development projects and as a senior executive in the biotech industry. Prior to joining Evogene, from 2012 to 2023, Dr. Tarcic has served in various positions at Fore Biotherapeutics (formerly NovellusDx Israel), most recently as its Chief Technology Officer. Dr. Tarcic holds a Ph.D. in life sciences from The Weizmann Institute of Science, Israel.

Dr. Ilia Zhidkov was appointed as Evogene’s Vice President of Computational Platform in February 2023. Dr. Zhidkov joined Evogene in 2011 as a Bioinformatician in the Computational Genomics Department and has held various managerial positions in the company over the years. Dr. Zhidkov holds a Ph.D. in Genetics from Ben Gurion University.

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

Directors

Mr. Nir Nimrodi has served as a director of our Company since he was appointed by the Board in September 2022 and as chairperson since March 2025. He was a consultant to the Board of our Company from April 2020 until September 2022. Mr. Nimrodi have been the Chairman and Chief Executive Officer of Accellix Inc, a leading cell therapy analytical company, from May 2019 until October 2024. Mr. Nimrodi has also served as a director of OdysightAI since August 2023. Mr. Nimrodi brings more than 25 years of diverse international experience in both start-ups and large global businesses in the life science, pharmaceutical, and biotechnology industries. Prior to joining Accellix, Mr. Nimrodi served as the Chief Business Officer of Intrexon Corporation, a leader in synthetic biology from March 2014 to April 2019. Prior to Intrexon, Mr. Nimrodi held several executive roles at Life Technologies Inc (now part of Thermo Fisher). While at Life Technologies, Mr. Nimrodi served as Chief Executive Officer and Board Member of Life Technologies Israel from January 2007 to December 2008, Head of Protein Technologies from December 2008 to December 2010, as well as Vice President and General Manager of Food Safety and Animal Health from December 2010 to March 2014. Prior to his seven years at Life Technologies, he was the Chief Executive Officer of Proneuron Biotechnologies Inc. from February 2002 to December 2006 and Mindsense Biosystems Ltd. from June 1999 to February 2002. Earlier in his career, Mr. Nimrodi was a Director of Finance for Teva Pharmaceuticals Ltd. from April 1995 to June 1999. Mr. Nimrodi holds a B.A. in Economics and MBA from the Tel Aviv University, Israel.

Ms. Sarit Firon has served as a director of our Company since she was appointed by the Board in August 2016, and as chairperson from August 2021 until March 2025. Ms. Firon is managing partner of Team8 Group and co-founder and managing partner of Team8 Capital, the investment arm of Team8 Group, which invests in early-stage technology startups. Previously, she was a managing partner of Cerca Partners, an Israeli venture capital fund, between 2016 and 2019. She has served at Extreme Reality Ltd., as its Chief Executive Officer from December 2012 to November 2014 and as a director since December 2014. From November 2011 to November 2012, Ms. Firon was the Chief Financial Officer of Kenshoo Ltd. From November 2007 to October 2011, Ms. Firon was the Chief Financial Officer of MediaMind Technologies Inc., a Nasdaq listed company which was acquired by DG, Inc. in August 2011. From May 2005 to June 2007, Ms. Firon was the Chief Financial Officer of OliveSoftware and from January 2000 to October 2004, she was the CFO of P-Cube, a private company which was acquired in October 2004 by Cisco Systems, Inc. (Nasdaq: CSCO). From October 2004 to January 2005, Ms. Firon was employed by Cisco to be responsible for the post-merger integration of P-Cube. From January 1995 to December 1999, Ms. Firon served in various positions at Radcom Ltd. (Nasdaq: RDCM), including as its Chief Financial Officer from September 1997 to December 1999. Between July 2015 and February 2018, she served as chairperson of the board of directors of myThings Israel Ltd. Between September 2014 and August 2017, Ms. Firon has served as a director of Mediwound Ltd. (Nasdaq: MDWD), and between June 2012 and August 2016, Ms. Firon served as a director of Datorama Ltd. From October 2000 to December 2006, Ms. Firon served as a director of MetaLink Ltd. (OTCMKTS: MTLK). Ms. Firon serves on several boards of directors of Team8 Capital portfolio. In addition, since November 2016, she has served as a board member and chairperson of the audit committee of Perion Network Ltd. Since August 2018, she has served as a board member of Splacer Ltd. Since August 2020 she has served as a board member of Friends of the Weizmann Institute.   Ms. Firon holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel.

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

Dr. Adrian Percy has served as a director of our Company since February 2019. Dr. Percy serves on the board of directors of AgPlenus Ltd., BioLumic Ltd., Nufarm Ltd. and FungiAlert Inc.  (dba FA Bio). He is a member of the science and technology boards of Harpe BioHerbicide Solutions Inc., and Biotalys NV. Dr. Percy is serving as the Executive Director of the N.C. Plant Sciences Initiative and is a Professor in the Department of Plant and Microbial Biology at North Carolina State University since 2021. Dr. Percy is currently a venture partner with DYDX Capital and frequently acts as an advisor to companies through his own consultancy company, Nomad Technology Consulting. From 2019-2021, Dr. Percy served as Chief Technology Officer at UPL Ltd. From 2014-2018, he served as the head of research and development for the Crop Science division of Bayer as part of its executive committee. During his 16-year tenure at Bayer, he also led regulatory affairs activities across the entire division of Crop Science between 2013 and 2014 and crop protection development activities for Bayer in North America between 2011 and 2013. Dr. Percy has held positions in the research and development departments of Aventis CropScience SA between 2000 and 2002, Rhone Poulenc SA between 1996 and 2000, and Bayer in France, Germany and the United States. Dr. Percy earned a bachelor’s degree in pharmacology at the University of Liverpool, England, as well as a master’s degree in toxicology and a doctorate in biochemistry at the University of Birmingham, England.

Mr. Leon Y. Recanati has served as a director of our Company since May 2005. Mr. Recanati has served as chairperson and chief executive officer of GlenRock Israel Ltd. since 2003. Previously, Mr. Recanati was chief executive officer or chairperson positions at IDB Holding Corporation, Clal Industries, Azorim Investment Development and Construction Co., Delek Israel Fuel Corporation, and Super-Sol. He also founded Clal Biotechnologies Industries, a biotechnology investment company operating in Israel. Mr. Recanati serves as a member of the board of directors of Kamada Ltd. since 2005, and as an observer to the board of directors of Mivtach-Shamir Holdings Ltd. since 2002.  Mr. Recanati holds an MBA from The Hebrew University of Jerusalem, Israel, and Honorary Doctorates from the Technion Institute of Technology, Israel, and Tel-Aviv University, Israel.

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

B.          Compensation

Aggregate and Individual Compensation of Officers and Directors

The aggregate compensation, including non-cash share-based compensation (consisting of expenses related to option grants), accrued by us in respect of the year ended December 31, 2024 to all persons who served as directors and/or executive officers during that year, was approximately $3.8 million. That amount includes approximately $0.1 million of gross compensation set aside or accrued for executive officers for purposes of pension, severance, retirement, car, phone or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to executive officers, and other expenses commonly reimbursed by companies in Israel. These amounts include the partial-year compensation paid to seven executive officers, who served in their positions over the course of 2024 and whose employment as executive officers either was terminated or has commenced during 2024.

During 2024, we granted our executive officers and directors an aggregate amount of 152,600 options. Of the options granted, 9,000 were granted with an exercise price of NIS 26.6 ($7.29), 3,600 were granted with an exercise price of $6.6 per share, and 140,000 were granted with an exercise price of NIS 8.62 ($2.36) per share. The options detailed above expire within ten years from the date of grant. During 2024, two executive officers, who serve as chief executive officers in two of our subsidiaries, were granted options to purchase equity of such subsidiaries, which are not detailed above. The number of options above, and their respective exercise prices, are presented on an as-adjusted basis, after giving effect to the Reverse Split.

The following table presents information regarding compensation accrued in our financial statements for the year ended December 31, 2024 for our five most highly compensated executive officers, as required under Israeli Securities Law 5728-1968 and the regulations promulgated thereunder.

	(in thousands, US$)(1)
Name and Position	Salary and related benefits	Bonus(2)	Value of Options Granted(3)	Total
Ofer Haviv President and Chief Executive Officer	374	49	1	424
Amit Noam CEO of Lavie Bio	187	29	448	664
Dan Gelvan CEO of AgPlenus	210	-	159	369
Elran Haber CEO of Biomica	251	-	48	299
Yoash Zohar CEO of Casterra	251	-	332	583

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in our financial statements.

(2)
Bonus amounts shown in this table reflect bonuses that were paid in 2024 relating to the office holders’ service in our Company in 2023, as approved by our Compensation and Nominating Committee and Board of Directors, and, to the extent required, also by our shareholders.

(3)	Consists of amounts recognized as non-cash expenses in our statement of profit or loss for the year ended December 31, 2024 in respect of option grants.

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

Our current compensation policy was adopted in June 2024, at an annual general meeting of our shareholders, following the recommendation of our compensation committee and our board of directors, and will remain in effect for a period of three years unless restated prior, in accordance with the Companies Law. In accordance with Nasdaq listing standards, under Rule 10D-1, we have adopted on August 16, 2023, a clawback policy.

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

Each executive officer’s entitlement to an annual bonus is determined according to a formula that links financial and qualitative target-based goals and metrics related to the specific objectives within the responsibility of the relevant executive officer. In the case of executive officers who are also office holders, their annual bonus is also required to be consistent with our compensation policy. The goals and objectives of Evogene’s office holders are determined by the compensation and nominating committee and our board of directors. For each fiscal year, our compensation and nominating committee and board of directors determine the maximum target bonus for each of our office holders, including our CEO. Further, for our CEO, all terms of employment, including bonus terms, require, in general, approval by a majority of our shareholders present and voting (in person or by proxy) at a meeting of shareholders, subject to fulfillment of one of the two additional conditions described in “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law—Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.” As approved by our annual general meeting of shareholders on August 10, 2021, the annual cash bonus measurable performance objectives of our CEO, Mr. Ofer Haviv may be determined annually by the Compensation Committee and the Board.

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

Cash Compensation of Chairperson of the Board

In accordance with shareholders’ approval from August 2021, a chairperson of the board who is determined by the Board to be an “active chairperson” in light of increased involvement in our activities and increased time investment in the performance of the duties accompanying the chairperson’s position compared to the other directors, shall be entitled to increased compensation relative to our other directors of approximately $6,600 per month. Our Board has determined that Mr. Nir Nimrodi, our chairperson of the board, is an active chairperson, and accordingly his fees as active chairperson is as aforesaid.

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

On November 20, 2024, the Board approved an increase of 337,090 ordinary shares issuable pursuant to the 2021 Plan. As of March 17, 2025, options to purchase 772,974ordinary shares, having a weighted average exercise price of $14.07 per share, and 16,070 RSUs, having no exercise price, were outstanding under our option and incentive plans, and options to purchase 338,634 ordinary shares were exercisable and 32,685 RSUs were vested. An additional 88,326 ordinary shares remained available for future grant under our 2021 Plan as of that date.

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

Subsidiary Equity Incentive Plans

In addition to the share option and incentive plans at our parent company level, each of our subsidiaries has adopted its own equity incentive plan. The following table presents information regarding our subsidiaries’ equity incentive plans, including the percentage of the equity of those companies that may be issued or granted as equity incentives to employees, directors or service providers of those companies and the percentage of that equity that has been issued or granted as of March 17, 2025 (in both cases, after including shares underlying options).

Subsidiary	Percentage of Subsidiary's Equity Issuable as Equity Incentives	Percentage of Equity Granted as of March 17, 2025 as Equity Incentives
AgPlenus	13.8%	8.9%
Biomica	12%	7.62%
Casterra	7.5%	3.9%
Lavie Bio	10.5%	8.8%

Grants under our subsidiaries’ equity incentive plans may qualify for favorable treatment under the tax law provisions of the United States or Israel.

The share-based payments under our subsidiary equity incentive plans are presented as non-controlling interests in the financial statements and were valued at approximately $1.4 million in 2024, as detailed in Note 17g to the financial statements included in this Annual Report under Item 18.

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

However, pursuant to regulations enacted under the Companies Law in 2016, the board of directors of a company whose shares are listed on certain non-Israeli stock exchanges (including the Nasdaq Capital Market), which company does not have a controlling shareholder (as such term is defined in the Companies Law), may elect not to comply with the requirements of the Companies Law relating to the election of external directors and to the composition of the audit committee and compensation committee. Such an election may be made by the board of directors, and is contingent upon the company’s satisfaction, in an ongoing manner, of the applicable foreign country stock exchange rules that apply to companies organized in that country relating to the appointment of independent directors and the composition of the audit and compensation committees.

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

D.          Employees

The total number of employees in Evogene and its subsidiaries as of December 31, 2022 ,2023 and 2024 was 137 ,142 and 117 respectively. As of December 31, 2024, our research and development activities involved 75 employees amounting to approximately 64% of our total full-time workforce, of which 36 were employed by Evogene and 39 were employed by our subsidiaries. In 2024, our employees included individuals with degrees in biology, chemistry, plant genetics, agronomics, computer and data science and other related fields and 36 of our employees hold a Ph.D. As of March 20, 2025, the total number of employees in Evogene and its subsidiaries was 106.

The rate of male v. female in our company and our main subsidiaries as of December 31, 2024, was as follows:

Company	Female	Male	Total
Evogene	56%	44%	66
AgPlenus	55%	45%	11
Lavie Bio	47%	53%	17
Biomica	67%	33%	18
Casterra	20%	80%	5
Total	49%	51%	117

The rate of male v. female in a managing position (i.e., any such person that oversees and supervises other employees) in our company and our subsidiaries as of December 31, 2024, was as follows:

Company	Female	Male
Evogene	48%	52%
AgPlenus	80%	20%
Lavie Bio	40%	60%
Biomica	67%	33%
Casterra	0%	100%

As of December 31, 2024, all of our employees are based in Israel, except for two U.S.-based employees. Our two U.S.-based employees are employed by Lavie Bio Inc., a U.S. subsidiary of Lavie Bio Ltd., one is based in North Dakota, and one is based in North Carolina. In addition, during 2024, we had on average, approximately 14 hourly employees who are based in Israel. The following table shows the breakdown of our employees by division/category of activity and by location as of December 31, 2022, 2023 and 2024, excluding hourly employees:

	As of December 31, 2022			As of December 31, 2023			As of December 31, 2024
	Israel	U.S.	Total	Israel	U.S.	Total	Israel	U.S.	Total
Executive management	6	-	6	5	-	5	5	-	5
General and administrative	25	-	25	31	-	31	23	-	23
Technology platform and Experimental Unit	44	-	44	39	-	39	38	-	38
Lavie Bio Ltd.	21	6	27	21	5	26	15	2	17
AgPlenus Ltd.	11	1	12	11	1	12	11	-	11
Casterra Ag Ltd.	1	-	1	4	-	4	5	-	5
Biomica Ltd.	13	-	13	18	-	18	18	-	18
Canonic Ltd.	9	-	9	7	-	7	-	-	-
Total	130	7	137	136	6	142	115	2	117

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

A.          Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 17, 2025 (unless otherwise indicated) by: (i) each of our directors and executive officers, individually; and (ii) all of our executive officers and directors, as a group. There is no person or entity known by us to own beneficially more than 5% of our outstanding shares.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to warrants and options that are currently exercisable or exercisable within 60 days of March 17, 2025, and RSUs that are currently vested or will become vested within 60 days of March 17, 2025, to be outstanding and to be beneficially owned by the person holding the warrants or options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of shares beneficially owned by any shareholder has been calculated based on 6,672,173 ordinary shares outstanding as of March 17, 2025. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws.

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

	Shares Beneficially Held
Name of Beneficial Owner	Number		Percentage of Class
Executive Officers and Directors
Mr. Ofer Haviv	89,500	(1)	1.3%
Mr. Yaron Eldad	17,050	(2)	*
Dr. Dan Jacob Gelvan	0		*
Dr. Elran Haber	2,500	(3)	*
Mr. Amit Noam	0		*
Dr. Gabi Tarcic	0		*
Mr. Ilia Zhidkov	16,250	(4)
Mr. Yoash Zohar	0		*
Ms. Sarit Firon	15,500	(5)	*
Mr. Dan Falk	4,950	(6)	*
Mr. Nir Nimrodi	7,450	(7)	*
Dr. Adrian Percy	8,250	(8)	*
Mr. Leon Y. Recanati	92,323	(9)	1.4%
Prof. Oded Shoseyov	8,250	(10)	*
All directors and executive officers as a group (14 persons**)	262,023		3.8%
_______________________________
*	Less than 1%.

(1)
Consists of 89,500 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 17, 2025, of which options to purchase the following number of shares expire on the following dates, respectively: 17,000 on March 22, 2025, 22,500 on August 8, 2027 and 50,000 on April 21, 2030. The weighted average exercise price of these options is NIS 143.13 per ordinary share.

(2)
Consists of 15,000 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 17, 2025, of which options to purchase the following number of shares expire on the following dates, respectively: 11,250 on March 30, 2032 and 3,750 on November 20, 2034. The weighted average exercise price of these options is NIS 32.83 per ordinary share. Also includes 2,050 shares issuable upon vesting of RSUs that are currently vested or will become vested within 60 days of March 17, 2025, all of which expire on March 8, 2033, and with no exercise price.

(3)
Consists of 2,500 ordinary shares of Evogene issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 17, 2025, which expire on September 1, 2031. The exercise price of these options is NIS 91.7 per ordinary share. Elran Haber serves as the CEO of our subsidiary company Biomica, and as such, also holds options to purchase shares of Biomica. For a description of our subsidiaries’ equity incentive plans, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Option and Incentive Plans—Subsidiary Equity Incentive Plans”.

(4)
Consists of 16,250 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 17, 2025, of which options to purchase the following number of shares expire on the following dates, respectively: 3,000 on August 8, 2027, 750 on July 30, 2029, 7,000 on September 1, 2031, 3,000 on March 8, 2033 and 2,500 on November 20, 2034. The weighted average exercise price of these options is NIS 81.36 per ordinary share.

(5)
Consists of 15,500 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 17, 2025, of which options to purchase the following number of shares expire on the following dates, respectively: 1,000 on August 10, 2026, 250 on August 8, 2027,250 on August 6, 2028, 250 on September 23, 2029, 250 on September 22, 2030, 3,600 on September 1, 2031, 3,600 on September 15, 2032, 3,600 on May 11, 2033 and 2,700 on June 13, 2034. The weighted average exercise price of these options is NIS 63.12 per ordinary share.

(6)
Consists of 4,950 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 17, 2025, of which options to purchase the following number of shares expire on the following dates, respectively: 1,800 on September 15, 2032, 1,800 on May 11, 2033 and 1,350 on June 13, 2034. The weighted average exercise price of these options is NIS 28.42 per ordinary share.

(7)
Consists of 7,450 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 17, 2025, of which options to purchase the following number of shares expire on the following dates, respectively: 2,500 on April 20, 2030, 1,800 on September 15, 2032, 1,800 on May 11, 2033 and 1,350 on June 13, 2034. The weighted average exercise price of these options is $8.90 per ordinary share.

(8)
Consists of 8,250 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 17, 2025, of which options to purchase the following number of shares expire on the following dates, respectively: 1,000 on December 23, 2028, 250 on February 1, 2030, 250 on February 1, 2031, 1,800 on August 10, 2031, 1,800 on September 15, 2032, 1,800 on May 11, 2033 and 1,350 on June 13, 2034. The weighted average exercise price of these options is $16.15 per ordinary share.

(9)
Includes 83,886 ordinary shares held by Mr. Recanati. Also includes 8,437 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 17, 2025, of which options to purchase the following number of shares expire on the following dates, respectively: 250 on July 2, 2025, 250 on May 18, 2026, 250 on May 16, 2027, 250 on June 25, 2028, 250 on July 30, 2029, 250 on November 17, 2030, 187 on June 11, 2031, 1,800 on September 1, 2031, 1,800 on September 15, 2032, 1,800 on May 11, 2033 and 1,350 on June 13, 2034. The weighted average exercise price of these options is NIS 71.28 per ordinary share.

(10)
Consists of 8,250 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 17, 2025, of which options to purchase the following number of shares expire on the following dates, respectively: 1,000 on November 13, 2028, 250 on December 19, 2029, 250 on November 13, 2030, 1,800 on September 1, 2031, 1,800 on September 15, 2032, 1,800 on May 11, 2033 and 1,350 on June 13, 2034. The exercise price of these options is NIS 55.42 per ordinary share.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2023, there were increases in the percentage ownership of SilverArc (from below 5% to 6.1%), based on its Schedule 13G filed on February 14, 2024.  Over the course of 2024, there was a decrease in the percentage ownership of SilverArc, which later decreased to below 5%, based on its Schedule 13G filed on October 15, 2024.

Over the course of 2022, there was a decrease in the percentage ownership of a significant shareholder (which we define as a holder of at least 5% of our issued and outstanding share capital), ARK Investment Management LLC, or ARK, (from 6.01% to 0%), based on Form 13F-HR as filed by ARK on January 24, 2023.

The information above regarding changes in percentage ownership by major shareholders during the years ended December 31, 2022 through 2024 is based solely on information contained in Schedule 13Gs and Form 13F (as may be amended) as filed by such persons with the SEC.

Record Holders

As of March 20, 2025, there are three shareholders of record of our ordinary shares, two of which are located in the United States and one that is located in Israel. The majority of our issued and outstanding ordinary shares were held of record in the United States, in the name of a single record shareholder — Cede & Co., as nominee for the Depository Trust Company. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, nor is it representative of where such beneficial holders reside, since the shares held in the name of Cede & Co. are listed for trading on Nasdaq and the TASE and are beneficially owned by a wide range of underlying beneficial shareholders who hold their shares in “street name,” including Israeli and other non-U.S. shareholders.

B.          Related Party Transactions

Except as described below or elsewhere in this Annual Report, since January 1, 2024, we have had no transaction, nor do we have any presently proposed transaction, and neither we nor our subsidiaries have had any loan, nor do we or our subsidiaries have any presently proposed loan, involving any related party described in Item 7.B. of this Annual Report.

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

Agreement with a Close Family Member of Key Management Personnel

During 2022, we entered into an employment agreement with Mr. Almog Haviv, the son of our Chief Executive Officer. The engagement of Mr. Almog was made on an hourly basis, at a scope of approximately 30 hours per week, for an hourly rate of approximately $15, which is customary for the position held by Mr. Almog Haviv. The engagement of Mr. Almog Haviv was terminated in June 2024.

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

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are currently not involved in any pending or contemplated legal proceedings that could reasonably be expected to have a significant effect on our financial position, profitability or cash flows, except as set forth below. We may become involved in material legal proceedings in the future. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Titan Castor Farms Limited

On June 27, 2023, Casterra entered into a Growing Services Agreement with Titan Castor Farms Limited, or Titan, a Zambia-based company, pursuant to which Titan will provide to Casterra the following services, on a statement of work basis: planning, growing, data collections, harvesting, dehulling, packaging and will serve as exporter. Casterra has initiated legal proceedings in Zambia against Titan for the recovery of approximately one million dollars, paid as pre-payment for castor seeds, which were not provided to date. On March 4, 2025, Casterra and Titan entered into a consent judgment, pursuant to which Titan will repay its debt to Casterra in several installments by way of cash and in kind.

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

B.          Significant Changes

No significant changes have occurred since December 31, 2024, except as otherwise disclosed in this Annual Report.

ITEM 9.           THE OFFER AND LISTING

A. Offer and Listing Details

       Our ordinary shares are listed for trading on both the TASE and Nasdaq, in each case under the symbol “EVGN”.

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

Sales Agreement

On March 28, 2024 we entered into the Lake Street Sales Agreement with Lake Street, pursuant to which we may offer and sell, from time to time, our ordinary shares, through Lake Street in an “at the market offering”, as defined in Rule 415(a)(4) promulgated under the Securities Act, for an aggregate offering price of up to $7.3 million. In August 2024 we reduced the maximum aggregate gross sales price of our ordinary shares that may be offered, issued and sold under the Lake Street Sales Agreement, including ordinary shares previously sold, to $4,500,000. As of December 31, 2024, we have issued approximately 10,000 ordinary shares for gross proceeds of approximately $85,000 under the Lake Street Sales Agreement.

Information on that transaction is set forth in this Annual Report under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Recent Public Offerings of Ordinary Shares— Cantor Controlled Equity OfferingSM Sales Agreement” and is incorporated by reference herein.

2024 Registered Direct Offering and Private Placement

On August 23, 2024, we entered into the Securities Purchase Agreement, with the Investor, pursuant to which we agreed to issue and sell to the Investor in a registered direct offering, or the 2024 Offering, (i) 265,000 ordinary shares, and (ii) pre-funded warrants, or the Pre-Funded Warrants, to purchase up to 1,427,308 ordinary shares. The Pre-Funded Warrants have an exercise price of $0.0001 per ordinary share, are immediately exercisable and may be exercised at any time until exercised in full.

In a concurrent private placement, or the Private Placement, we also agreed to sell to the Investor unregistered Series A ordinary warrants to purchase up to 1,692,308 ordinary shares, or the Series A Warrants, and unregistered Series B ordinary warrants to purchase up to 1,692,308 ordinary shares, or the Series B Warrants. Each ordinary share (or Pre-Funded Warrant) was sold with one Series A Warrant to purchase one ordinary share and one Series B Warrant to purchase one ordinary share at a combined purchase price of $3.25. The Series A Warrants have an exercise price of $3.55 per share, are immediately exercisable upon issuance and will expire five years from issuance. The Series B Warrants have an exercise price of $3.55 per share, are immediately exercisable upon issuance and will expire eighteen months from issuance. Our total gross proceeds from the 2024 Offering and the Private Placement were approximately $5.5 million.

We also entered into a letter agreement, or the Placement Agency Agreement, with A.G.P./Alliance Global Partners, as sole placement agent, or AGP, dated August 23, 2024, pursuant to which AGP agreed to serve as the placement agent for Evogene in connection with the 2024 Offering. We agreed to pay AGP a cash placement fee equal to 7.0% of the gross proceeds received from the sale of the securities sold in the 2024 Offering.

Controlled Equity Offering Sales Agreements

On January 14, 2021 and February 19, 2021, we entered into Controlled Equity OfferingSM  Sales Agreements, or the January Sales Agreement and February Sales Agreement, respectively, with Cantor Fitzgerald & Co., or the Agent, pursuant to which the Company could offer and sell, from time to time, its ordinary shares, through the Agent in an at-the-market offering, as defined in Rule 415(a)(4) promulgated under the Securities Act, for an aggregate offering price of up to $28.0 million and $50.0 million (subsequently reduced to approximately $19.5 million), respectively. Information on that transaction is set forth in this Annual Report under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Recent Public Offerings of Ordinary Shares— Cantor Controlled Equity OfferingSM Sales Agreement” and is incorporated by reference herein. The January Sales Agreement and February Sales Agreement were each terminated as of March 2024.  For the years ended December 31, 2023 and 2024, we received cumulative aggregate gross proceeds of approximately $700,000 under the January Sales Agreement and February Sales Agreement.

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

2023 Registered Direct Offering

On July 17, 2023, we entered into a Securities Purchase Agreement, with certain institutional investors, pursuant to which we issued and sold to such investors in a registered direct offering 850,000 ordinary shares, at a purchase price of $10.00 per share. The total gross proceeds to our company from the 2023 Offering was $8,500,000. Information on that transaction is set forth in this Annual Report under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Public Offerings of Ordinary Shares—2023 Registered Direct Offering” and is incorporated by reference herein.

We also entered into a letter agreement, or the Placement Agency Agreement, with AGP, as sole placement agent, dated July 17, 2023, pursuant to which the Placement Agent agreed to serve as our placement agent in connection with the Offering. We paid AGP a cash placement fee equal to 7.0% of the gross proceeds received for the ordinary shares sold in the 2024 Offering.

Casterra Agreements with ENI and its Affiliate

On November 14, 2022, our subsidiary, Casterra, entered into an agreement with an affiliate of ENI, whereby Casterra will provide its unique castor varieties and its broad know-how in cultivation of castor at a commercial scale for biofuel production. Under the framework of the agreement, the initial focus is the purchase agreement of castor seed varieties from Casterra for growing castor in specific African territories and the provision of technical support. The agreement also allows for the potential for long-term cooperation in castor cultivation between this customer and Casterra, with the potential for expansion into additional territories on the African continent. In November 2023, the agreement was extended until November 1, 2024.

On June 21, 2023, Casterra announced that it entered into a framework agreement to sell seeds of its proprietary castor varieties to ENI Kenya B.V., or ENI, for cultivation in specific African territories at a commercial scale for biofuel production. Pursuant to this agreement Casterra received, an order totaling $9.1 million in June 2023. In June 2023, Casterra received an additional order totaling approximately $2.2 million for the supply of castor seeds.

On June 25, 2024, Casterra announced the receipt of an additional purchase order valued at approximately $440 thousand.

During 2023, Casterra supplied approximately 90 tons of seeds. During 2024, Casterra supplied approximately 215 tons of seeds. Commencing in January 2025 and until the date of this Annual Report, Casterra supplied additional approximately 250 tons of seeds. This reflects solving the bottleneck in seed production Casterra previously faced, that caused a delay in the delivery schedule and consequent price adjustments.

Casterra is currently negotiating with ENI to supply additional approximately 234 tons of seeds, in lieu of expired previous orders from 2023.

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

In November 2024 Lavie Bio received notice of termination of this agreement. Pursuant to the terms of the agreement, Lavie Bio received an initial payment of $ 5.0 million from Corteva, which will not be repaid to Corteva because of the termination. Lavie Bio has regained all rights to the licensed technology and the lead bio-fungicide candidates.

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

If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2024) if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Israeli Tax Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis based on a contract, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2024) and a marginal tax rate of up to 47% for an individual in 2024 (excluding excess tax as discussed below)) unless contrary provisions in a relevant tax treaty apply (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

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

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and July 30 of each tax year for sales of securities traded on a stock exchange made within the previous six months. However, if all tax due was withheld at the source according to applicable provisions of the Israeli Tax Ordinance and the regulations promulgated thereunder, the return does not need to be filed provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below). Capital gains are also reportable on an annual income tax return.

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

Excess Tax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual taxable income (including, but not limited to, dividends, interest and capital gain) exceeding a certain threshold (NIS 721,560 for 2024), which amount is generally linked to the annual change in the Israeli consumer price index and therefore is usually adjusted on an annual basis (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027). According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize an amount of gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The tax basis in an ordinary share generally will equal the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares generally will be eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year. The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. However, as discussed below, we believe we were not classified as a PFIC for the year ended December 31, 2024. In case we are classified as PFIC special rules may apply as explained below. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we should not be classified as a PFIC for the taxable year ending December 31, 2024.

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

Based on the book value of our assets and liabilities and our Market Capitalization in 2024, we believe that we did not meet the PFIC asset test described above for 2024 and, as a result, we were not classified as a PFIC in 2024. Because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, there is substantial risk we will be classified as a PFIC for the 2025 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, and our Market Capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2025 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually after the close of each taxable year based on tests which are factual in nature, and our status in future years will depend on our income, assets, activities and Market Capitalization in those years. Thus, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year.

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

If you are a U.S. Holder that owns our ordinary shares during any taxable year for which we are a PFIC, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income (even if you hold the ordinary shares as capital assets) and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years.

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

U.S. Holders are strongly encouraged to consult their tax advisors regarding the consequences of our classification as a PFIC for our 2024 taxable year, our potential classification as a PFIC in 2025 and future taxable years, and the application of the PFIC rules on their investment.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in exchange rates, interest rates and inflation. We therefore continue to closely monitor the macro-economic conditions that result therefrom. We regularly assess the implications of these global conditions on our operations, liquidity, cash flow and product candidates and seek to act to mitigate any adverse consequences, to the extent possible, in a commercially reasonable manner, if and when applicable. For a sensitivity analysis of our exposure to foreign currency exchange fluctuations, see Note 13c to our consolidated financial statements as of, and for the year ended, December 31, 2024 included elsewhere in this Annual Report.

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

Most of our revenues are denominated in U.S. dollars. By contrast, we incur expenses primarily denominated in NIS. As a result, any appreciation of the NIS relative to the U.S. dollar adversely impacts our profitability due to the portion of our expenses that are incurred in NIS. The depreciation of the NIS relative to the U.S. dollar, based on average exchange rates throughout the year, was 0.3% and 9.7% during 2024 and 2023, respectively. In the future we may enter into hedging transactions in order to decrease our foreign currency risk; however, these transactions may not fully protect us from such risk.

Our exposure related to exchange rate changes on our net asset position denominated in currencies other than U.S. dollars varies with changes in our net asset position. Net asset position refers to financial assets, such as trade receivables and cash and cash deposits, less financial liabilities, such as trade payable and other payables. The impact of any such transaction gains or losses is reflected in financing expenses or income. Our most significant exposure relates to a potential change in the U.S. dollar-NIS exchange rates. Assuming a 10% decrease in the U.S. dollar relative to the NIS, and assuming no other change, our financing expenses would have increased by approximately $0.9 million, $0.8 million and $0.1 million due to our negative net asset position denominated in NIS as of December 31, 2024, 2023 and 2022, respectively.

Commodity Price Risk

Changes in commodity prices in the agriculture markets may affect our reported operating results and cash flows in view of our activity in the agriculture segment. For example, a decrease in the prices of corn and soy grains may adversely impact the budget for, and size of, research and development expenditures of our existing and potential collaborators and, in turn, our ability to continue or extend existing collaborations or enter into new ones. Further, the royalties we may receive from our collaborators on the sales and transfers of seeds containing the traits we develop could be affected by fluctuations in seed commodity prices. As of December 31, 2024, we did not have any hedge arrangements in place to protect our exposure to commodity price fluctuations.

Interest rate risk

From time to time, we hold corporate bonds and government treasury notes denominated in NIS and in U.S. dollars. These investments expose us to the risk of interest rate fluctuations. A decrease in Israeli or in U.S. interest rates could cause the fair value of these investments to decrease.

Impact of inflation

While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we do not believe inflation has had a material effect on our historical results of operations and financial condition. However, if our costs were to become subject to significant inflationary pressures, we will not be able to fully offset higher costs through price increases or other corrective measures due to our limited amount of commercialized products in the market, and it could adversely affect our business, financial condition and results of operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.         CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In conducting its assessment of internal control over financial reporting, management used the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

We have adopted a Code of Ethics and Proper Business Conduct applicable to our executive officers, directors and all other employees, which is a “code of ethics” as defined in this Item 16B of Form 20-F promulgated by the SEC. We have also implemented a training program for new and existing employees concerning our Code of Ethics and Proper Business Conduct. A copy of the code is delivered to every employee of Evogene Ltd. and all of its subsidiaries, and is available to investors and others, without charge, on our website at http://www.evogene.com/investor-relations/corporate-governance/ or by contacting our finance department. Information contained on, or that can be accessed through, our website does not constitute a part of this Form 20-F and is not incorporated by reference herein. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website within four business days following the date of amendment or waiver in accordance with the requirements of the Nasdaq listing rules and Instruction 4 to such Item 16B. We granted no waivers under our Code of Ethics and Proper Business Conduct in 2024. We also intend to disclose any amendments to, or waivers of, the Code of Ethics and Proper Business Conduct applicable to our directors or executive officers on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services.

We paid or accrued the following fees for professional services rendered by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young, A Member of EY Global, and an independent registered public accounting firm, for the fiscal years ended December 31, 2023 and 2024:

	2023	2024
Audit Fees	$190,000	$190,000
Audit Related Fees	-	25,000
Tax Fees	20,000	20,000
All other fees	10,000	-
Total	$220,000	$235,000

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

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually any specific audit and non-audit services, audit-related services and tax services that may be performed by our independent accountants. Pursuant to that policy, our audit committee pre-approved all fees paid to our auditors for the year ended December 31, 2024.

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

ITEM 16I.       DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 16J.           INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is attached as Exhibit 11.1 to this Annual Report.

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

Material Cybersecurity Incidents

For the fiscal year ended December 31, 2024, we believe that the Company have not experienced any material cybersecurity incidents, nor do we face any current risk from cybersecurity threats, including from any previous cybersecurity incidents, that are reasonably likely to materially affect the Company, our business strategy, results of operations, or financial condition.

Cybersecurity Governance

Our audit committee oversees our cybersecurity risk management. The audit committee receives a yearly report from management on our cybersecurity status. In addition, management updates the Audit Committee, as necessary, regarding any material cybersecurity incidents.

Our information security management team, including our Vice President of Computational Platform and Vice President of Operations, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity management and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team’s experience includes roles and degrees in relevant fields.

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

ITEM 19.	EXHIBITS

ANNUAL REPORT ON FORM 20-F INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Association of the Registrant †
2.1	Description of ordinary shares of Evogene Ltd. †
4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
4.2	Evogene Ltd. 2021 Share Incentive Plan (incorporated by reference to Appendix B of Exhibit 99.2 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on June 23, 2021)
4.3	Evogene Ltd. Officers Compensation Policy (incorporated by reference to Appendix A of Exhibit 99.2 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on April 30, 2024).
4.4
Share Purchase Agreement, dated as of August 6, 2019, by and among Evogene Ltd., Lavie Bio Ltd., Lavie Bio Inc., Lavie Tech Inc., Pioneer Hi-Bred International, Inc. and Taxon Biosciences, Inc. (incorporated by reference to Exhibit 4.7 to Evogene’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 28, 2024)*

4.5
Share Purchase Agreement dated December 21, 2022 by and among Biomica Ltd., Evogene Ltd. and Shanghai Healthcare Capital (incorporated by reference to Exhibit 4.9 to Evogene’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023).*

4.6
SAFE Agreement dated August 11, 2022 between Lavie Bio Ltd. and BKG Finance GmbH (incorporated by reference to Exhibit 4.10 to Evogene’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023)*

47
Master Supply Agreement for Supply of Castor Planting Seeds between Casterra Ag Ltd. and ENI dated June 2, 2023. (incorporated by reference to Exhibit 4.12 to Evogene’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 28, 2024) *

4.8
Securities Purchase Agreement dated as of July 17, 2023, by and between Evogene Ltd. and the purchasers therein. (incorporated by reference to Exhibit 10.1 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on July 17, 2023).

4.9
Placement Agency Agreement, dated July 17, 2023, by and between Evogene Ltd. and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.2 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on July 17, 2023).

4.10
Sales Agreement, dated as of March 28, 2024, by and between Evogene Ltd. and Lake Street Capital Markets, LLC (incorporated by reference to Exhibit 10.1 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on March 28, 2024).

4.11
Securities Purchase Agreement dated August 23, 2024 by and between Evogene Ltd. and the purchaser therein. (incorporated by reference to Exhibit 10.1 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on August 23, 2024)

4.12
Placement Agency Agreement, dated August 23, 2024, by and between Evogene Ltd. and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.2 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on August 23, 2024).

4.13	Form of Series A Warrant (incorporated by reference to Exhibit 4.1 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on August 23, 2024).
4.14	Form of Series B Warrant (incorporated by reference to Exhibit 4.2 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on August 23, 2024).
4.15	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.3 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on August 23, 2024).
8.1	List of subsidiaries of the Registrant†
11.1	Insider Trading Compliance Policy.†
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a)†
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a)†
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350^
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350^
15.1	Consent of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, independent registered public accounting firm†
97.1
Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to Evogene’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 28, 2024).

101
The following financial information from Evogene Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2024 formatted in inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Financial Position at December 31, 2024 and 2023; (ii) Consolidated Statements of Profit or Loss for the years ended December 31, 2024, 2023 and 2022; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2024, 2023 and 2022; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.†

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

Evogene Ltd.
Date: March 27, 2025	By: /s/ Ofer Haviv Name: Ofer Haviv Title: President and Chief Executive Officer

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

EVOGENE LTD.

Opinion on the Financial Statements

           We have audited the accompanying consolidated statements of financial position of Evogene Ltd. and its subsidiaries (the Company) as of December 31, 2024, and 2023, the related consolidated statements of profit or loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going concern assessment

Description of the Matter
As discussed in Note 1 to the consolidated financial statements, management identified there were conditions that raised substantial doubt about the Company’s ability to continue as a going concern for a period of one-year from the date the financial statements were issued. The conditions that resulted in the substantial doubt being raised included a history of net losses, net operating cash outflows and an accumulated deficit.

However, based on management’s plans and resulting available liquidity, management believes the Company’s liquidity is sufficient to fund operations and satisfy their financial obligations as they become due for at least one-year from the financial statement issuance date. Therefore, the Company concluded these plans alleviate the substantial doubt that was raised about the Company’s ability to continue as a going concern for at least one-year from the date that the consolidated financial statements were issued.

We identified the evaluation of going concern as a critical audit matter. There was significant auditor judgment required in evaluating the Company’s forecasted cash flows, and resulting available liquidity, throughout the one-year period from the date that the consolidated financial statements were issued. Specifically, this included revenues and operating expenses forecasts.

How We Addressed the Matter in Our Audit
We assessed the reasonableness of the forecasted revenue, operating expenses, and sources of cash used in management’s assessment of whether the company has sufficient liquidity to fund operations for at least twelve-month period from the consolidated financial statement issuance date.

To test management's contingency plan, we performed audit procedures that included, inquiries with management, comparison of prior period forecasts to actual results, consideration of positive and negative evidence impacting management’s forecasts and liquidity and evaluated management’s analysis of their impact on the forecasted cash flows.

We also performed sensitivity analyses of significant assumptions to assess the impact of changes in the key assumptions included in management's liquidity forecast model.

We also assessed the probability and timing of forecasted cash outflows related to the management’s assessment and evaluated the reasonableness of management's cost reduction initiatives. In addition, we assessed the adequacy of the company’s going concern disclosures included in note 1 to the consolidated financial statements.

Impairment of Intangible Assets

Description of the Matter
As of December 31, 2024, the Company’s intangible assets with finite lives were $12,195 thousand. As described in Notes 2 and 10 to the consolidated financial statements, intangible assets with finite lives are assessed for recoverability whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable.

Recoverability of the intangible assets is measured by a comparison of the estimated future undiscounted cash flows to the carrying amounts of the intangible assets. If such evaluation indicates that the carrying amount of the intangible assets exceed the estimated future undiscounted cash flows, an impairment loss is measured based on the difference between the carrying amounts of the intangible assets and their associated fair value.

Auditing management’s estimation of the fair value of the intangible assets with finite lives was complex and highly judgmental due to the significant measurement uncertainty in determining the fair value of the intangible assets. The Company's methodologies for estimating the fair value of these assets involve significant assumptions and inputs, including projected financial information and discount rates, all of which are sensitive to and affected by economic, industry, and company-specific qualitative factors. These assumptions can significantly affect the cash flows used to determine the fair value of the intangible assets.

How We Addressed the Matter in Our Audit
To test the management's estimation of the fair value of the intangible assets, we performed audit procedures that included assessing the fair value methodologies utilized by management and significant assumptions used, including the completeness and accuracy of the underlying data used in the projected financial information. We also obtained an understanding of the significant inputs and assumptions used by management in the calculations of cash flows to determine the recoverable amount.

We compared the significant assumptions to current financial and operating plans, market and industry studies and historical trends. We also assessed the historical accuracy of management’s forecasts and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value estimates of the intangible assets that would result from changes in the assumptions.

We involved our valuation specialists in evaluating the discount rate and valuation methodology used by the Company.

Valuation of Convertible Simple Agreement for Future Equity (SAFE)

Description of the Matter
As described in Note 12 to the consolidated financial statements, in August 2022, the company issued $10,000 thousand Convertible Simple Agreement for Future Equity (SAFE) as part of a multi-year collaboration agreement. Pursuant to the terms of that agreement, the SAFE amount will automatically be converted during enumerated events, each subject to certain terms and conditions. The SAFE is accounted for as a liability and measured at fair value, which assessed based on the weighted average value of various scenarios assuming the Company's subsidiary estimated enterprise value at the valuation date. As of December 31, 2024, the fair value of SAFE was $10,371 thousand.

The enterprise value is calculated using the income approach, whereby the cash flows expected to be generated are discounted to their present value equivalent using a rate of return that reflects the relative risk of the investment, as well as the time value of money.

The value of the SAFE assumes the probability of various possible scenarios to which an acceptable option pricing model is applied. The inputs to the model include the enterprise value, the conversion price and assumptions regarding the expected volatility and the expected life of each scenario.

Auditing the Company's valuation of the SAFE fair value was challenging and complex due to the significant measurement uncertainty in the Company's valuation. The uncertainty attributed to high degree of subjectivity and judgment in evaluating the methodology used in developing the model and to the sensitivity of the significant assumptions and inputs, including projected financial information, discount rates, expected volatility and the expected life of each scenario.

How We Addressed the Matter in Our Audit
To test management's estimation and calculation of the SAFE fair value, we performed audit procedures that included, assessing the appropriateness of the fair value methodologies and significant assumptions utilized by management including the completeness and accuracy of the underlying data supporting the significant assumptions and estimates.

We compared the significant assumptions to current financial and operating plans and historical trends. We also assessed the historical accuracy of management’s forecasts and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value estimates of the SAFE that would result from changes in the assumptions.

We involved our valuation specialists in evaluating the discount rate and valuation methodology used by the Company.

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company's auditor since 2002.

Tel-Aviv, Israel
March 27, 2025

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

		December 31,
	Note	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	$15,301	$20,772
Short-term bank deposits		10	10,291
Trade receivables		1,091	357
Other receivables and prepaid expenses	7	2,064	2,973
Deferred expenses related to issuance of warrants	17c	1,304	-
Inventories		1,819	76
		21,589	34,469
LONG-TERM ASSETS:
Long-term deposits and other receivables		12	28
Investment in an associate		82	-
Deferred expenses related to issuance of warrants	17c	1,735	-
Right-of-use-assets	8	2,447	980
Property, plant and equipment, net	9	1,804	2,455
Intangible assets, net	10	12,195	13,169
		18,275	16,632
TOTAL ASSETS		$39,864	$51,101

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables		$1,228	$1,785
Employees and payroll accruals		1,869	2,537
Lease liabilities	8	589	853
Liabilities in respect of government grants	11	323	388
Deferred revenues and other advances		360	362
Warrants and pre-funded warrants liability	17c	2,876	-
Convertible SAFE	5f, 12	10,371	-
Other payables		1,079	1,019
		18,695	6,944
LONG-TERM LIABILITIES:
Lease liabilities	8	1,914	285
Liabilities in respect of government grants	11	4,327	4,426
Deferred revenues and other advances		90	393
Convertible SAFE	5f, 12	-	10,368
		6,331	15,472
TOTAL LIABILITIES		25,026	22,416

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

		December 31,
	Note	2024	2023

SHAREHOLDERS’ EQUITY:	17
Ordinary shares of NIS 0.2 par value:
Authorized – 15,000,000 ordinary shares; Issued and outstanding – 6,514,589 ordinary shares on December 31, 2024 and 5,079,313 ordinary shares on December 31, 2023 (*)		363	286
Share premium and other capital reserves		272,257	269,353
Accumulated deficit		(274,071)	(257,586)

Equity attributable to equity holders of the Company		(1,451)	12,053

Non-controlling interests		16,289	16,632

TOTAL EQUITY		14,838	28,685

TOTAL LIABILITIES AND EQUITY		$39,864	$51,101

(*) Shares and per share amounts have been retroactively adjusted to reflect the 1:10 reserve stock split and the change in par value from NIS 0.02 to par value of NIS 0.2, effected on July 25, 2024. See also Note 17, Shareholders’ Equity, for details.

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share amounts)

		Year ended December 31,
	Note	2024	2023	2022

Revenues	21b	$8,511	$5,640	$1,675
Cost of revenues	19a	2,683	1,692	909

Gross profit		5,828	3,948	766

Operating expenses (income):
Research and development, net	19b	16,648	20,777	20,792
Sales and marketing	19c	3,425	3,611	3,933
General and administrative	19d	7,441	6,068	6,482
Other expenses (income)	19e	524	-	(3,500)

Total operating expenses, net		28,038	30,456	27,707

Operating loss		(22,210)	(26,508)	(26,941)

Financing income	19f	7,546	1,486	516
Financing expenses	19f	(3,342)	(965)	(3,329)

Financing income (expenses), net		4,204	521	(2,813)

Share of loss of an associate		39	-	-

Loss before taxes on income		(18,045)	(25,987)	(29,754)
Taxes on income (tax benefit)	16	9	(33)	90

Loss		$(18,054)	$(25,954)	$(29,844)
Attributable to:
Equity holders of the Company		(16,485)	(23,879)	(26,638)
Non-controlling interests		(1,569)	(2,075)	(3,206)

		$(18,054)	$(25,954)	$(29,844)

Basic and diluted loss per share, attributable to equity holders of the Company (*)	20	$(2.89)	$(5.20)	$(6.44)

Weighted average number of shares used in computing basic and diluted loss per share (*)		5,697,245	4,589,386	4,141,842

(*) Shares and per share amounts have been retroactively adjusted to reflect the 1:10 reserve stock split and the changes in par value from NIS 0.02  to par value of NIS 0.2, effected on July 25, 2024. See also Note 17, Shareholders’ Equity, for details.

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Attributable to equity holders of the Company
	Share capital		Share premium and other capital reserves		Accumulated deficit	Total		Non- controlling interests	Total equity

Balance as of January 01, 2022	$234		$260,488		$(207,069)	$53,653		$9,767	$63,420

Loss	-		-		(26,638)	(26,638)		(3,206)	(29,844)

Issuance of ordinary shares, net	1		20		-	21		-	21

Forfeiture of non-controlling interests regarding share-based compensation	-		272		-	272		(272)	-

Benefit to non-controlling interests regarding share-based compensation	-		(2)		-	(2)		2	-

Exercise of subsidiary options	-		*	)	-	*	)	-	*	)

Exercise of options	*	)	7		-	7		-	7

RSUs vested	*	)	*	)	-	*	)	-	*	)

Share-based compensation	-		617		-	617		569	1,186

Balance as of December 31, 2022	$235		$261,402		$(233,707)	$27,930		$6,860	$34,790

Loss	-		-	(23,879)	(23,879)	(2,075)	(25,954)

Issuance of ordinary shares, net	51		8,398	-	8,449	-	8,449

Forfeiture of non-controlling interests regarding share-based compensation	-		71	-	71	(71)	-

Benefit to non-controlling interests regarding share-based compensation	-		3	-	3	(3)	-

Issuance of a subsidiary's ordinary shares to the Company	-		(809)	-	(809)	809	-

Issuance of a subsidiary's preferred shares to non-controlling interests	-		(238)	-	(238)	9,761	9,523

RSUs vested	*	)	* )	-	* )	-	*	)

Share-based compensation	-		526	-	526	1,351	1,877

Balance as of December 31, 2023	$286		$269,353	$(257,586)	$12,053	$16,632	$28,685

*) Represents an amount lower than $1

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Attributable to equity holders of the Company
	Share capital		Share premium and other capital reserves		Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of December 31, 2023	$286		$269,353		$(257,586)	$12,053	$16,632	$28,685

Loss	-		-		(16,485)	(16,485)	(1,569)	(18,054)

Issuance of ordinary shares, net	15		108		-	123	-	123

Forfeiture of non-controlling interests regarding share-based compensation	-		206		-	206	(206)	-

Exercise of pre-funded warrants	62		2,227		-	2,289	-	2,289

RSUs vested	*	)	*	)	-	* )	-	*	)

Share-based compensation	-		363		-	363	1,432	1,795

Balance as of December 31, 2024	$363		$272,257		$(274,071)	$(1,451)	$16,289	$14,838

*) Represents an amount lower than $1

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:

Loss	$(18,054)	$(25,954)	$(29,844)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization of property, plant and equipment and right-of-use-assets	1,530	1,641	1,513
Amortization of intangible assets	974	971	1,067
Share-based compensation	1,795	1,877	1,186
Remeasurement of Convertible SAFE	3	254	114
Net financing income	(689)	(666)	2,979
Decrease in accrued bank interest	-	-	7
Loss (gain) from sale of property, plant and equipment	524	(26)	-
Excess of initial fair value of pre-funded warrants over transaction proceeds	2,684	-	-
Amortization of deferred expenses related to issuance of warrants	471	-	-
Remeasurement of pre-funded warrants and warrants	(6,529)	-	-
Share of loss of an associate	39	-	-
Taxes on income (tax benefit)	9	(33)	90

	811	4,018	6,956
Changes in asset and liability items:

Increase in trade receivables	(734)	(9)	(67)
Decrease (increase) in other receivables and prepaid expenses	925	(1,445)	1,113
Decrease (increase) in inventories	(1,743)	490	(474)
Decrease (increase) in deferred taxes	-	94	(94)
Increase (decrease) in trade payables	(596)	742	(469)
Increase (decrease) in employees and payroll accruals	(668)	550	(675)
Increase (decrease) in other payables	62	(534)	48
Decrease in deferred revenues and other advances	(559)	(288)	(153)

	(3,313)	(400)	(771)

Cash received (paid) during the year for:

Interest received	934	905	186
Interest paid	(67)	(115)	(165)
Taxes paid	(11)	(31)	(40)

Net cash used in operating activities	$(19,700)	$(21,577)	$(23,678)

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from investing activities:

Purchase of property, plant and equipment	$(626)	$(785)	$(1,171)
Proceeds from sale of marketable securities	-	6,924	12,356
Purchase of marketable securities	-	(503)	(911)
Proceeds from sale of property, plant and equipment	58	26	-
Proceeds from short-term bank deposits	27,340	9,000	3,000
Investment in short-term bank deposits	(17,150)	(19,200)	-

Net cash provided by (used in) investing activities	9,622	(4,538)	13,274

Cash flows from financing activities:

Issuance of a subsidiary's preferred shares to non-controlling interests	-	9,523	-
Proceeds from issuance of ordinary shares, pre-funded warrants and warrants	5,500	-	-
Proceeds from issuance of ordinary shares, net of issuance expenses	123	8,449	21
Proceeds from issuance of Convertible SAFE	-	-	10,000
Proceeds from exercise of options	-	-	7
Repayment of lease liabilities	(901)	(836)	(803)
Proceeds from government grants	232	1,089	149
Repayment of government grants	(298)	(73)	(31)

Net cash provided by financing activities	4,656	18,152	9,343

Exchange rate differences on balances of cash and cash equivalent balances	(49)	(245)	(2,284)

Decrease in cash and cash equivalents	(5,471)	(8,208)	(3,345)

Cash and cash equivalents beginning of the year	20,772	28,980	32,325

Cash and cash equivalents end of the year	$15,301	$20,772	$28,980

Significant non-cash activities:
Purchase of property, plant and equipment	$120	$81	$74

Right-of-use asset recognized with corresponding lease liability	$2,307	$194	$90
Exercise of pre-funded warrants	$2,289	$-	$-

Investment in affiliated Company with corresponding deferred revenues	$120	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: – GENERAL

Evogene Ltd. together with its subsidiaries (the "Company" or "Evogene") is a leading computational biology company aiming to revolutionize life-science product development across several market segments, including human health, agriculture, and other industries, by utilizing cutting edge computational technologies. To achieve this mission, Evogene established its unique Computational Predictive Biology (“CPB”) platform, leveraging big data and artificial intelligence, and incorporating deep multidisciplinary understanding in life sciences. The CPB platform is the basis for three technology engines, each focused on the direction and acceleration of the discovery and development of products based on one of the following core components: Microbes – MicroBoost AI, Small molecules – ChemPass AI, Genetic elements – GeneRator AI. Evogene uses its technological engines to support the development of products for the life science industry through dedicated subsidiaries and with strategic partners. Currently, Evogene’s main subsidiaries utilize the technological engines to develop human microbiome-based therapeutics by Biomica Ltd., medical cannabis products by Canonic Ltd., ag-chemicals by AgPlenus Ltd., ag-biologicals by Lavie Bio Ltd. and an integrated end-to-end solution for large-scale castor bean cultivation by Casterra Ag Ltd. Canonic Ltd. ceased its operation during the first half of 2024.

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

Liquidity, Capital Resources and Management's Plans

Under IFRS Accounting Standard IAS1, Presentation of Financial Statements, management shall assess an entity's ability to continue as a going concern. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern, the entity shall disclose those uncertainties. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period.

The Company concluded that the following conditions raised substantial doubt about its ability to continue as a going concern:

-	History of reporting operating losses of $22,210 and $26,508 for the years ended December 31, 2024, and 2023, respectively;

-	Net operating cash outflows of $19,700 and $21,577 in 2024 and 2023, respectively;

-	The Company's Accumulated Deficit balance as of December 31, 2024, is $274,071

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: – GENERAL (Cont.)

The Company has approved a plan, to improve its available cash balances, liquidity and cash flows generated from operations. The Company has identified several potential actions including cost preservation measures that would be initiated in a timely manner to address the Company’s liquidity needs over the twelve-month period from the date the Consolidated Financial Statements are issued, as follows:

•	Reducing non-essential expenses and implement headcount reductions to conserve cash and improve its liquidity position;

•	Deferral and reprioritization of certain research and development programs that would involve reduced program and headcount spend

The Company has a history of operating losses and negative cash flows from operations. However, despite these conditions, the Company believes management’s plans, as described more fully above, will provide sufficient liquidity to meet its financial obligations and maintain levels of liquidity over the twelve-month period from the date the Consolidated Financial Statements are issued. Therefore, management concluded this plan alleviate the substantial doubt that was raised about the Company’s ability to continue as a going concern for at least twelve months from the date that the Consolidated Financial Statements were issued.

The accompanying Consolidated Financial Statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The Consolidated Financial Statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

Although not considered for purposes of the Company’s assessment of whether substantial doubt was alleviated, the Company has plans to improve operating cash flows by entering other collaborations, strategic alliances or licensing arrangements with third parties. The Company also exploring exit opportunities for certain subsidiaries. The Company may seek to raise additional funds through public or private equity or debt financings or other sources.

The Company’s plans are subject to inherent risks and uncertainties. Accordingly, there can be no assurance that the Company’s plans can be effectively implemented and, therefore, that the conditions can be effectively mitigated.

Until such time, if ever, the Company expects to finance its operations through equity or debt financings, which may not be available to the Company on the timing needed or on terms that the Company deems to be favorable. To the extent that the Company raises additional capital through the sale of equity or debt securities, the ownership interest of its stockholders will be diluted. If the Company is unable to maintain sufficient financial resources, its business, financial condition and results of operations will be materially and adversely affected.

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

a.
The Company principally derives its revenues from collaboration and licensing agreements, sales from castor seeds and sales of medical cannabis products in Israel (until the cessation of Canonic Ltd.’s activities during the first half of 2024) (see Note 5). As to major customers, see Note 21c.

b.
The Company has the following direct and indirect subsidiaries: Casterra Ag Ltd. (formerly Evofuel Ltd.), Evogene Inc., Biomica Ltd., AgPlenus Ltd., AgPlenus Inc., Lavie Bio Ltd., Lavie Bio Inc., Lavie Tech Inc., Taxon Biosciences, Inc. and Canonic Ltd.

Casterra Ag Ltd. was incorporated on December 29, 2011 and is currently focusing on the development and sales of improved castor seeds for industrial uses.

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

Canonic Ltd. was incorporated on March 25, 2019, with the mission to develop next-generation medical cannabis products. During 2024, Canonic Ltd. ceased its activities.

On April 2, 2024, the Company and The Kitchen Food Tech Hub (TKH), the food tech incubator and investment arm of Strauss Group, jointly announced the establishment of Finally Foods Ltd., an AI-driven company specializing in molecular farming for the food sector, committed to providing sustainable alternative sources to animal-based proteins (“Finally Foods”). Finally Foods will leverage the Company’s AI technology to modify plants for efficient protein production. Evogene holds approximately 40% of the share capital of Finally Foods, on a fully diluted basis and accounts for this investment using the equity method.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: – GENERAL (Cont.)

c.
On August 6, 2019, Corteva Inc. (“Corteva”), through its subsidiary Pioneer Hi-Bred International, Inc., made an investment in the Company’s agriculture biologicals subsidiary, Lavie Bio Ltd., which included a cash investment of $10,000 and the contribution of all shares of Corteva’s wholly owned subsidiary Taxon Biosciences, Inc. in consideration for 27.84% of Lavie Bio Ltd.’s shares. As part of the foregoing transaction, the parties entered into a commercial arrangement, including the grant to Corteva of certain commercialization rights with respect to Lavie Bio Ltd.’s products, mainly in corn and soybean (see also Note 10 and Note 17h(1)).

d.
In August 2022, an affiliate company of ICL and Lavie Bio Ltd. entered a multi-year collaboration agreement for developing novel bio-stimulant products to enrich fertilizer efficiency. As part of the collaboration, ICL invested through an affiliate company in Lavie Bio Ltd. $10,000 under a SAFE agreement (simple agreement for future equity) (see also Note 12).

e.
On December 21, 2022, Biomica Ltd., signed a definitive agreement for a $20,000 financing round, led by Shanghai Healthcare Capital (“SHC”), out of which $10,000 was to be invested by the Company in Biomica Ltd. preferred shares. Following the closing of the transaction on April 27, 2023, the Company was diluted to approximately 67% of the share capital of Biomica Ltd., on a fully diluted basis, while SHC held approximately 20%, on a fully diluted basis (see also Note 17h(3)).

f.
On July 23, 2024 the Company announced a reverse share split of its issued and outstanding ordinary shares, at a ratio of 1-for-10, which was implemented after market close on July 24, 2024. All shares and per share amounts mentioned below have been retroactively adjusted to reflect that reverse share split. See also Note 17(b).

g.
On March 28, 2024, the Company entered a new At-The-Market Issuance Sales Agreement (the “Sales Agreement”), with Lake Street Capital Markets, LLC as selling agent. In accordance with the terms of the Sales Agreement, from time to time the Company may offer and sell its ordinary shares in an ATM offering having an aggregate offering price of up to $7,300. On August 26, 2024 the aggregate offering price was reduced to up to $4,500. During May 2024, the Company issued 10,000 ordinary shares pursuant to the Sales Agreement, with a selling price of $8.50 per share, resulting in gross proceeds of approximately $85. See also Note 17(c).

h.
On August 23, 2024, Evogene entered into a definitive securities purchase agreement, or the Securities Purchase Agreement, with an institutional investor (the “Investor”), pursuant to which Evogene agreed to issue and sell to such Investor in a registered direct offering (i) 265,000 ordinary shares, and (ii) pre-funded warrants, or the Pre-Funded Warrants, to purchase up to 1,427,308 ordinary shares. The Pre-Funded Warrants have an exercise price of $0.0001 per ordinary share, are immediately exercisable and may be exercised at any time until exercised in full. In a concurrent private placement, the Company also agreed to issue unregistered Series A ordinary warrants to purchase up to 1,692,308 ordinary shares, and unregistered Series B ordinary warrants to purchase up to 1,692,308 ordinary shares. Each ordinary share (or ordinary share equivalent in lieu thereof) was sold with one Series A ordinary warrant to purchase one ordinary share and one Series B ordinary warrant to purchase one ordinary share at a combined purchase price of $3.25. The Series A ordinary warrants have an exercise price of $3.55 per share, were immediately exercisable upon issuance and will expire five years from issuance. The Series B ordinary warrants have an exercise price of $3.55 per share, were immediately exercisable upon issuance and will expire eighteen months from issuance. The gross proceeds from the offering were approximately $5,500. (See also Note 17(c)).

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

j.	Definitions

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

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

c.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, consisting of unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty to a set cash amount and subject to an insignificant risk of changes in value, and which are considered an integral part of the Company's cash management.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Short-term deposits:

Short-term bank deposits are deposits with an original maturity of more than three months from the date of investment and remaining maturities of less than one year, which do not meet the definition of cash equivalents. The deposits measured at cost, including accrued interest and presented according to the terms of deposit. During 2024, short-term deposits yielded an annual interest rate in a range of approximately 5%-6%.

e.	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase of raw and other materials and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, net of selling expenses. The Company periodically evaluates the condition and age of inventories and makes provisions for slow moving inventories accordingly. Cost of inventories is determined as follows:

Raw materials - at cost of purchase using the "first-in, first-out" method.

Work in progress and finished goods - on the basis of average costs including materials, labor and other direct and indirect manufacturing costs based on normal capacity.

The following table summarizes information about the inventory balance as of December 31:

	December 31,
	2024	2023

Raw materials	$40	$-
Work in progress	261	-
Finished goods	1,518	76

	$1,819	$76

f.	Government grants:

Government grants received from the Israel Innovation Authority (“IIA”), the Israel-U.S. Binational Industrial Research and Development Foundation (“BIRD”) and Israeli Ministry of Economy as part of “Smart money” grant program are recognized upon receipt as a liability if future economic benefits are expected from the research project that will result in royalty-bearing sales. Government grants are recognized when there is reasonable assurance that the grants will be received, and the Company will comply with the precedent conditions.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A liability for the loan is first measured at fair value using a discount rate that reflects a market rate of interest. The difference between the amount of the grant received and the fair value of the liability is accounted for as a government grant and recognized as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method. Royalty payments are treated as a reduction of the liability. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of the related research and development expenses or marketing expenses (in case of “Smart money” program). In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37- Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”).

In each reporting date, the Company evaluates whether there is reasonable assurance that the liability recognized, in whole or in part, will not be repaid (since the Company will not be required to pay royalties) based on the best estimate of future sales and using the original effective interest method, and if so, the appropriate amount of the liability is derecognized against a corresponding reduction in research and development or marketing expenses.

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

1.
Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The right-of-use assets are depreciated over the shorter of their useful life and the lease term.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Following are the amortization periods of the right-of-use assets by class of underlying asset:

	Years	Mainly

Office space	2-8	6
Laboratory space	2-8	6
Motor vehicles	3	3

The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

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

Depreciation begins when the asset is available for use, that is, when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

	%	Mainly %

Laboratory equipment	9-30	15
Computers and peripheral equipment	15-33.33	33.33
Office equipment and furniture	6-20	6
Leasehold improvements	see below

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the useful life of the improvement.

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

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss (see Note 10).

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

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset and the time value of money. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

k.	Revenue recognition:

Revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes). The Company does not grant a right of return to its customers.

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations such as licenses, services, royalties and milestone events require an allocation of the transaction price to each performance obligation based on a relative standalone selling price (“SSP”) . To determine SSP, the Company maximizes the use of observable standalone sales and observable data, where available. In instances where performance obligations do not have observable standalone sales, the Company utilizes available information that may include market conditions, pricing strategies, the economic life of the software, and other observable inputs or uses the expected cost-plus margin approach to estimate the price the Company would charge if the products and services were sold separately. Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product or delivery of service to the customer. Revenue is recognized in an amount that reflects the consideration that the Company expects to receive in exchange for those products or services.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from research and development services as part of the Company's collaboration agreements are recognized over time, during the period the customer simultaneously receives and consumes the benefits provided by the Company's performance. Recognition of the service is throughout the services period using the input method in order to measure the progress of the services, based on the actual internal and external costs incurred, relative to total internal and external costs expected to be incurred to satisfy the performance obligation. The Company determined that the input method is the best measure of progress towards satisfying the performance obligation as incurred labor effort represents work performed that corresponds with, and thereby best depicts the transfer of goods and services. Payment terms between the Company and its customers are typically up to twelve months, and vary by the type of the customer, country of sale and the products or services delivered.

Revenues from the sale of castor seeds, medical cannabis products and license agreements are recognized when the control of the Company’s product is transferred to the customer, generally upon delivery of the goods or products to the customer, according to the shipment or delivery terms.

Future milestone payments are considered variable consideration and are subject to the variable consideration constraint (i.e. will be recognized once concluded that it is “probable” that a significant reversal of the cumulative revenues recognized under the contract will not occur in future periods when the uncertainty related to the variable consideration is resolved). Therefore, as the milestone payments are not probable, revenue was not recognized in respect to such milestone payments prior to achievement of such milestone.

In instances of contracts where revenue recognition differs from timing of invoicing, the Company generally determined that those contracts do not include a significant financing component. The company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

The Company’s remaining performance obligations represent contracted revenue that has not yet been recognized. As of December 31, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations that the Company expects to recognize as revenue over the next 12 months was approximately $947.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Disaggregation of revenue

The following table disaggregates the Company’s revenues by timing of revenue recognition:

	Year ended December 31,
	2024	2023	2022

Revenue recognized at a point in time	$5,863	$4,220	$644
Revenue recognized over time	2,648	1,420	1,031

	$8,511	$5,640	$1,675

l.	Taxes on income:

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

2.	Financial liabilities:

a)	Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of financial liability.

After initial recognition, the accounting treatment of financial liabilities is based on their classification as follows:

After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest rate method, except for financial liabilities at fair value through profit or loss..

b)	Financial liabilities measured at fair value through profit or loss:

At initial recognition, the Company measures financial liabilities that are not measured at amortized cost at fair value. Transaction costs are recognized in profit or loss. After initial recognition, changes in fair value are recognized in profit or loss. See also Note 13b.

 Any difference between the fair value estimated by the entity and the transaction price (“day one gain or loss”) is recognized:

•
In the income statement if the fair value is evidenced by quoted price in an active market for identical asset or liability or based on a valuation technique that uses only data from observable markets; and

•	Deferred as an adjustment to the carrying amount of the financial instrument in all other cases and recognized in the income statement until maturity.

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

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their best economic interest.

Fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs (see also Note 12).

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

Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Company has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made. The short-term employee benefit liability in the statement of financial position is measured on an undiscounted basis.

2.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

Defined contribution plans:

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

 r.         Investment in an associate

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. The financial statements of an associate are prepared for the same reporting period as the company’s. The accounting policies of an associate are aligned with those of the Company. Therefore, no adjustments were made when measuring and recognizing the Company’s share of the profit or loss of the investee after the date of acquisition. Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate since the acquisition date.

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

Government grants received from the IIA, the Israel-U.S. Binational Industrial Research and Development Foundation (“BIRD”) and from Israeli Ministry of Economy (as part of “Smart money” grant programs)  are recognized as liabilities if future economic benefits are expected from the research and development or marketing activity that  will result in royalty-bearing sales. There is uncertainty regarding the estimated future cash flows used to measure the amount of the liability.

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

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price (as the Company’s subsidiaries’ shares are not publicly traded, the fair value of the subsidiaries’ shares was estimated by valuation reports prepared by third-party valuation specialists), exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

-	Determining the fair value of convertible SAFE:

The fair value of the SAFE issued to ICL (see Note 5f and Note 12) is based on the weighted average value of various scenarios assuming Lavie Bio Ltd.’s estimated enterprise value at the valuation date. The enterprise value is calculated using the income approach, whereby the cash flows expected to be generated are discounted to their present value equivalent using a rate of return that reflects the relative risk of the investment, as well as the time value of money. The value of the SAFE assumes the probability of various possible scenarios to which an acceptable option pricing model is applied. The inputs to the model include the enterprise value described above, the conversion price and assumptions regarding the expected volatility and the expected life of each scenario.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: -	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

-	Determining the fair value warrants and pre-funded warrants liability:

The fair value of warrants and pre-funded warrants liability (see Note 17(c)) was estimated using the Black Scholes option pricing model, with the following assumptions:

Dividend yield (%) - 0%

Expected volatility of the share prices (%) – 81.76%-87.43%

Risk-free interest rate (%) – 4.17%-4.36%

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

a.
New Currently Effective Requirements

Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and subsequent amendment: Non-Current Liabilities with Covenants

In January 2020, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" regarding the criteria for determining the classification of liabilities as current or non-current ("the Original Amendment"). In October 2022, the IASB issued a subsequent amendment ("the Subsequent Amendment").

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

The Amendment did not have a material impact on its financial statement.

b.
Forthcoming requirements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) which replaces IAS 1 Presentation of Financial Statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new. These categories are complemented by the requirement to present subtotals and totals for “operating profit or loss,” “profit or loss before financing income and taxes,” and “profit or loss.” IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted.

The Company is currently assessing the impact of the Standard on its financial statements.

NOTE 5: -	COLLABORATION, RESEARCH AND DISTRIBUTION AND SALES AGREEMENTS

Each of the following agreements amounted to 10% or more of the Company’s total revenues in 2024, 2023 and 2022:

a.
In March 2020, AgPlenus Ltd. entered into a multi-year collaboration with Corteva for the discovery and development of novel herbicides. Under the terms of the collaboration agreement, AgPlenus Ltd. and Corteva work together to optimize herbicide product candidates originating from the Company’s pipeline. Successful candidates from this collaboration are expected to be further developed by Corteva (see also Note 22e and Customer A in Note 21c).

b.
In August 2021, Canonic Ltd. entered into an agreement with customer C (see Note 21c) for the distribution in Israel of Canonic Ltd.’s medical cannabis products, through its distribution channels, on a consignment basis to licensed pharmacies, under the Canonic brand. The initial term of the agreement is 36 months.

c.
In November 2022, Casterra Ag Ltd. entered into an agreement with a customer, under which Casterra Ag Ltd. would sell to the customer castor seeds, equipment, machinery and materials. In November 2023, the agreement was extended until November 1, 2024.

In June 2023, Casterra Ag Ltd. signed a framework agreement with a leading oil and gas energy company (Customer D, see Note 21c) for the sale of castor varieties at a commercial scale for biofuel production. Under the framework of the agreement, during June 2023, Casterra Ag Ltd. received an order totaling $9,100. In addition, during June 2023 Casterra Ag Ltd. received an additional order totaling approximately $2,200 to supply castor seeds.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: -	COLLABORATION, RESEARCH AND DISTRIBUTION AND SALES AGREEMENTS (Cont.)

Following the delay in delivery schedule that was caused by the seed production bottleneck Casterra Ag Ltd. had in 2023 and 2024, Casterra Ag Ltd. is currently negotiating with the customer  to supply additional seeds in lieu of expired orders from 2023, as mentioned above.

In June 2024, Casterra Ag Ltd. received an additional purchase order totaling approximately $440 to supply castor seeds to a new African country in 2024.

d.
During July 2023, Lavie Bio entered a licensing agreement with Corteva, conferring exclusive rights to Corteva for advancing and commercializing Lavie Bio's lead bio-fungicides, LAV311 and LAV312. Lavie Bio received an initial payment of $5,000, in two installments, a first payment of $2,500 was received during September 2023 and in March 2024, Lavie Bio Ltd. received the second payment of $2,500. In addition, Lavie Bio Ltd. was also eligible for additional future milestone payments and royalties from Corteva's sales of the products. (Customer A, see Note 21c). During November 2024 Lavie Bio announced the cancellation of this licensing agreement with Corteva. Lavie Bio regained full rights and freedom to operate the licensed technology and the lead bio-fungicide candidates.

e.
On February 16, 2024, AgPlenus Ltd. entered into a Licensing and Collaboration Agreement (the ”Agreement”) with Bayer AG (“Bayer”) for the development of a new sustainable weed control solution. This Agreement grants Bayer an exclusive license for the development and commercialization of products developed within the collaboration. According to the Agreement, AgPlenus Ltd. is entitled to receive a license payment, ongoing research funding, milestone payments, and royalties based on future product sales, subject to certain conditions as stipulated in the Agreement. (Customer B, see Note 21c).

Additional significant agreements that were signed during 2023 and 2022:

f.
In August 2022, an affiliate company of ICL and Lavie Bio Ltd. entered a multi-year collaboration agreement for developing novel bio-stimulant products to enrich fertilizer efficiency. Under the Agreement, Lavie Bio Ltd. carries out dedicated product development programs, and Lavie Bio Ltd. and ICL will enter a licensing agreement that will define, among other aspects, Lavie Bio Ltd.’s consideration for commercialization of resulting products by ICL. As part of the collaboration, ICL invested through an affiliate company in Lavie Bio Ltd. $10,000 under a SAFE (see also Note 12).

g.
In May 2023 Evogene signed an agreement for an EU Horizon grant of approximately €1,200 to support the creation of oil-seed crops that have high carbon-dioxide assimilation and enhanced drought tolerance. The project is expected to be executed over 32 months. In May 2023 Evogene received a pre-financing payment of approximately €980 (approximately $1,023) and in August 2024 Evogene received a second payment of approximately €123 (approximately $134) from the grant mentioned above (see also Note 11).

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: - CASH AND CASH EQUIVALENTS

	December 31,
	2024	2023

Cash for immediate withdrawal in USD	$13,997	$19,067
Cash for immediate withdrawal in New Israeli Shekels (“NIS”)	1,290	1,642
Cash for immediate withdrawal in Euro and other currencies	14	63

	$15,301	$20,772

NOTE 7: - OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2024	2023

Government authorities	$342	$226
Grant receivables	-	88
Prepaid expenses	308	909
Suppliers’ advances	1,360	1,617
Other	54	133

	$2,064	$2,973

NOTE 8: - LEASES

The Company has entered into various lease agreements with respect to the following items:

1.	Office and Laboratory spaces:

In December 2018, the Company entered into a lease agreement for office space and a laboratory facilities in Rehovot, Israel for a period of 6 years (which included a three-years extension through December 2024). In December 2024 the lease agreement was extended for an additional period of 6 years through December 2030.

In August 2017, the company entered into a lease agreement for office space and greenhouses in Naan, Israel for a period of 10 years (which included a three-years extension through July 2028).

2.	Vehicles:

The company leases vehicles for the use of certain of its employees in Israel. The lease terms are typically for three-year periods.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: - LEASES (Cont.)

The Company does not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement.

a.	Information on leases in which the Company is a lessee:

	Year ended December 31
	2024	2023

Interest expense on lease liabilities	$67	$115
Exchange rate differences	7	(57)
Adjustments for indexation	19	39
Depreciation expenses on right-of-use assets	797	805
Expense due to removal of lease liabilities and right-of-use assets	3	-

b.	Lease extension and cancelation options:

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: - LEASES (Cont.)

c.	Disclosures of right-of-use assets:

	Leasehold	Motor vehicles	Total
Cost:

Balance as of January 1, 2024	$3,553	$874	$4,427

Additions during the year:

Additions to right-of-use assets for new leases in the period	1,974	333	2,307

Adjustments for indexation	12	7	19

Disposals during the year:

Disposals of right-of-use assets for leases terminated in the period	(2,443)	(322)	(2,765)

Balance as of December 31, 2024	3,096	892	3,988

Accumulated depreciation:

Balance as of January 1, 2024	2,868	579	3,447

Additions during the year:

Depreciation	575	222	797

Disposals during the year:

Disposals of right-of-use assets	(2,443)	(260)	(2,703)

Balance as of December 31, 2024	1,000	541	1,541

Depreciated cost on December 31, 2024	$2,096	$351	$2,447

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: - LEASES (Cont.)

	Leasehold	Motor vehicles	Total
Cost:

Balance as of January 1, 2023	$3,522	$747	$4,269

Additions during the year:

Additions to right-of-use assets for new leases in the period	-	194	194

Adjustments for indexation	31	8	39

Disposals during the year:

Disposals of right-of-use assets for leases terminated in the period	-	(75)	(75)

Balance as of December 31, 2023	3,553	874	4,427

Accumulated depreciation:

Balance as of January 1, 2023	2,276	425	2,701

Additions during the year:

Depreciation	592	213	805

Disposals during the year:

Disposals of right-of-use assets	-	(59)	(59)

Balance as of December 31, 2023	2,868	579	3,447

Depreciated cost on December 31, 2023	$685	$295	$980

d.	Disclosures of lease liability:

	Leasehold	Motor vehicles	Total

Balance as of January 1, 2024	$868	$270	$1,138

Lease payments	(725)	(243)	(968)

Lease deposits	-	(2)	(2)

Interest expense	40	27	67

Exchange rate differences	(7)	14	7

Additions to lease liability for new leases in the period	1,974	333	2,307

Reduction of lease liability for leases terminated in the period	-	(65)	(65)

Adjustments for indexation	12	7	19

Balance as of December 31, 2024	$2,162	$341	$2,503

The weighted average incremental borrowing rate used to discount future lease payments in the calculation of the lease liabilities was 8.35%. During 2024, the total cash outflow for leases was approximately $968.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: - LEASES (Cont.)

	Leasehold	Motor vehicles	Total

Balance as of January 1, 2023	$1,536	$280	$1,816

Lease payments	(744)	(207)	(951)

Lease deposits	-	(2)	(2)

Interest expense	90	25	115

Exchange rate differences	(45)	(12)	(57)

Additions to lease liability for new leases in the period	-	194	194

Reduction of lease liability for leases terminated in the period	-	(16)	(16)

Adjustments for indexation	31	8	39

Balance as of December 31, 2023	$868	$270	$1,138

The weighted average incremental borrowing rate used to discount future lease payments in the calculation of the lease liabilities was 9.22%. During 2024, the total cash outflow for leases was approximately $951.

The Company leases facilities for its offices and research and development activities, as well as motor vehicles under leases. As of December 31, 2024, the future minimum lease payments under non-cancelable leases for the years ending December 31, are as follows (see also Note 13b):

	Leasehold	Motor vehicles	Total

2025	$464	$215	$679
2026	425	141	566
2027	396	53	449
2028	394	-	394
2029	374	-	374
2030	338	-	338

Total lease payments	$2,391	$409	$2,800
Less: imputed interest	(229)	(68)	(297)
Present value of lease liabilities	$2,162	$341	$2,503

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: - PROPERTY, PLANT AND EQUIPMENT, NET

	Laboratory equipment	Computers and peripheral equipment	Office equipment and furniture	Leasehold improvements	Total
Cost:

Balance on January 1, 2024	$4,994	$2,219	$326	$14,032	$21,571
Additions	439	112	37	124	712
Deductions	(1)	(4)	(4)	(1,059)	(1,068)

Balance on December 31, 2024	5,432	2,327	359	13,097	21,215

Accumulated Depreciation:

Balance on January 1, 2024	4,282	1,814	203	12,817	19,116
Depreciation	284	247	18	164	713
Deductions	(1)	(4)	(3)	(410)	(418)

Balance on December 31, 2024	4,565	2,057	218	12,571	19,411

Depreciated cost on December 31, 2024	$867	$270	$141	$526	$1,804

	Laboratory equipment	Computers and peripheral equipment	Office equipment and furniture	Leasehold improvements	Total

Cost:

Balance on January 1, 2023	$4,655	$2,040	$253	$13,866	$20,814
Additions	380	179	73	166	798
Deductions	(41)	-	-	-	(41)

Balance on December 31, 2023	4,994	2,219	326	14,032	21,571

Accumulated Depreciation:

Balance on January 1, 2023	3,998	1,553	189	12,575	18,315
Depreciation	325	261	14	242	842
Deductions	(41)	-	-	-	(41)

Balance on December 31, 2023	4,282	1,814	203	12,817	19,116

Depreciated cost on December 31, 2023	$712	$405	$123	$1,215	$2,455

Depreciation expenses for the years ended December 31, 2024, 2023 and 2022 were  approximately $713, $842 and $759, respectively.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: - INTANGIBLE ASSETS, NET

On August 6, 2019, Corteva, through its subsidiary Pioneer Hi-Bred International, Inc., made an investment in the Company's agriculture biologicals subsidiary, Lavie Bio Ltd., which included the contribution of all Corteva’s holdings in its wholly owned subsidiary Taxon Biosciences, Inc. along with an amount of $10,000 in consideration for Lavie Bio Ltd.'s shares.  This transaction included the following intangible assets (see also Note 17h):

	Pipeline Products	Potential Products	Microorganisms Collection	Total
Cost:

Balance on January 1, 2024	$7,028	$4,920	$5,500	$17,448

Balance on December 31, 2024	$7,028	$4,920	$5,500	$17,448

Accumulated Depreciation:

Balance on January 1, 2024	$1,777	$1,115	$1,387	$4,279

Amortization	405	255	314	974

Balance on December 31, 2024	2,182	1,370	1,701	5,253

Amortized cost on December 31, 2024	$4,846	$3,550	$3,799	$12,195

	Pipeline Products	Potential Products	Microorganisms Collection	Total
Cost:

Balance on January 1, 2023	$7,028	$4,920	$5,500	$17,448

Balance on December 31, 2023	$7,028	$4,920	$5,500	$17,448

Accumulated Depreciation:

Balance on January 1, 2023	$1,374	$862	$1,072	$3,308

Amortization	403	253	315	971

Balance on December 31, 2023	1,777	1,115	1,387	4,279

Amortized cost on December 31, 2023	$5,251	$3,805	$4,113	$13,169

Amortization expenses of intangible assets are classified in consolidated statements of profit or loss in research and development expenses, net.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: - LIABILITIES IN RESPECT OF GOVERNMENT GRANTS

	2024	2023

Balance on January 1,	$4,814	$4,744
Grants received *)	177	66
Royalties paid	(298)	(73)
Amounts recorded in profit or loss	(43)	77

Balance on December 31,	$4,650	$4,814

*) Excludes EU Horizon grant amounts received in May 2023 and in August 2024 - see also Note 5g.

The Company received research and development grants from the IIA and undertook to pay royalties of 3%-4% of revenues derived from research and development projects that were financed by the IIA, of up to 100% of the grants received (including accrued interest). As of December 31, 2024, the Company received grants amounting to $9,402 (including accrued interest), of which $3,896 were repaid to date.

In July 2022, Canonic Ltd. received the Israeli Ministry of Economy approval to be included in “Smart money” grants program for marketing operations in Germany. The maximum grant amount from this program is approximately $85. Canonic Ltd. undertook to pay royalties of 3% of yearly revenues above approximately $284 derived from the operation in Germany, up to 100% of the grants received. As of December 31, 2024, Canonic Ltd. received approximately $42 for marketing expenses in Germany. Since Canonic has ceased its activities during the first half of 2024 and no economic benefits are expected from the marketing operations in Germany, the grant receipts were recognized as a reduction of the related marketing expenses during 2024.

In February 2024, Lavie Bio Ltd. received the Israeli Ministry of Economy approval to be included in “Smart money” grant program to begin exporting in Canada. The maximum amount of grants from this program is approximately $83.  Lavie Bio Ltd. undertook to pay royalties of 3% of yearly revenues above approximately $276 derived from the operations in Canada, up to 100% of the grants received (linked to CPI). As of December 31, 2024, Lavie Bio Ltd. received approximately $78 for marketing expenses in Canada incurred until December 31, 2024.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: - CONVERTIBLE SAFE

In August 2022, ICL and Lavie Bio Ltd. (“Lavie”) entered a multi-year collaboration agreement for developing novel bio-stimulant products to enrich fertilizer efficiency. As part of the collaboration, ICL (through its affiliate company) invested $10,000 in Lavie using a SAFE agreement (simple agreement for future equity). Pursuant to the terms of that agreement, the SAFE amount will automatically be converted during enumerated events, each subject to certain terms and conditions, to include (i) an equity financing (as such term is defined in the agreement), with such SAFE amount converting into equity at a 20% discount rate, or (ii) a liquidity event (as such term is defined in the agreement), with such SAFE amount converting into shares to receive a portion of proceeds due as part of the liquidity event. The price per share for future conversion is capped at a price reflecting a valuation of $130,000 prior to the relevant event. Additionally, ICL is permitted to invest an additional amount prior to, or as part of, the next financing of Lavie, which may result in ICL holding up to a maximum interest of 14.29% in Lavie on a fully diluted share capital basis.  If no equity financing occurs within thirty (30) months of the effective date of the agreement, ICL shall be entitled to convert the SAFE amount at a price per share reflecting a valuation of $70,000, within 60 days after such thirty (30) month period elapsed. If no conversion occurs within thirty (30) months, as mentioned above, ICL still retains the right to convert the SAFE amount into equity at a 20% discount rate, in an equity financing or a liquidity event (as such terms are defined in the SAFE agreement). According to IAS 32, "Financial Instruments: Presentation", as conversion upon an equity financing requires the delivery of variable number of shares, the SAFE is accounted for as a liability and measured at fair value according to IFRS 9. The fair value of the SAFE will be remeasured at the end of each reporting period with any change to fair value recorded within financial expenses in the statements of profit or loss. The fair value of the SAFE at initial recognition equals the transaction price of $10,000.

As of December 31, 2024, and 2023, the fair value of the SAFE, based on a valuation prepared by third-party valuation specialists, was approximately $10,371 and approximately $10,368, respectively. See also Note 13b.

NOTE 13: - FINANCIAL INSTRUMENTS

a.	Financial risk factors:

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

The Company holds cash and cash equivalents and other financial instruments with various financial institutions. Its policy is to spread its investments among various institutions. In accordance with this policy, the Company invests its funds with stable financial institutions.

As of December 31, 2024, the Company has recorded a provision for doubtful accounts on advances paid to one of Casterra Ag Ltd.’s castor seed service providers in an amount of approximately $819 due to a delay in receiving the services as stipulated in the agreement with the service provider. See also Note 14a.

3.	Liquidity Risk:

The following table presents the repayment dates of the Company's financial liabilities, by contractual terms, in nominal amounts (including interest payments):

Balance on December 31, 2024:

	Up to 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	Over 5 years	Total
Trade payables (*)	$1,228	$-	$-	$-	$-	$-	$1,228
Employees and payroll accruals	1,869	-	-	-	-	-	1,869
Other payables	1,079	-	-	-	-	-	1,079
Leases liability	679	566	449	394	374	338	2,800
Liabilities in respect of government grants	323	392	336	462	632	3,884	6,029

	$5,178	$958	$785	$856	$1,006	$4,222	$13,005

(*) The Company engages with trade payables under the standard payment terms accepted in the relevant markets.

Balance on December 31, 2023:

	Up to 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	Over 5 years	Total
Trade payables (*)	$1,785	$-	$-	$-	$-	$-	$1,785
Employees and payroll accruals	2,537	-	-	-	-	-	2,537
Other payables	1,019	-	-	-	-	-	1,019
Leases liability	921	211	103	41	21	-	1,297
Liabilities in respect of government grants	388	676	778	1,123	1,566	1,315	5,846

	$6,650	$887	$881	$1,164	$1,587	$1,315	$12,484

(*) The Company engages with trade payables under the standard payment terms accepted in the relevant markets.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: - FINANCIAL INSTRUMENTS (Cont.)

b.	Fair Value:

The carrying amounts of cash and cash equivalents, other receivables and prepaid expenses, trade payables and other payables approximate their fair values due to the short-term maturities of such instruments.

The fair value of the liabilities in respect of government grants is measured using a discount rate that reflects the applicable market rate of interest at the date the grants are received, which approximates the fair value at the respective balance sheet date.

The fair value of lease liability is measured using a discount rate that reflects the IBR of interest at the date of the contract.

The fair value measurement of the Convertible SAFE as described in Note 12 is based on the weighted average value of various scenarios regarding Lavie Bio Ltd.’s estimated enterprise value at the valuation date. The fair value of the ordinary shares of Lavie Bio Ltd. is measured using the income approach, whereby the expected cash flows generated by Lavie Bio Ltd. are discounted to their present value equivalent using a rate of return that reflects its relative risk, as well as the time value of the money, and is considered to be Level 3 fair value hierarchy (see Note 2n). As of December 31, 2024 and 2023 the cash flow projections were discounted using the weighted average cost of capital rates of 24.2% and 25.0%, respectively, and long-term growth rates of 3% and 3%, respectively.

The fair value of  warrants and pre-funded warrants liabilities as described in Note 17(c) is initially measured as of the transaction date and then subsequently remeasured at each reporting period using the Black Scholes option pricing model.

The following table presents the fair value of financial liabilities as of December 31, 2024 and 2023:

	December 31,
	2024	2023

Convertible SAFE	$10,371	$10,368
Warrants and pre-funded warrants liabilities	$2,876	$-

c.	Sensitivity tests relating to changes in market factors:

	December 31,
	2024	2023

Sensitivity test to changes in the USD/NIS exchange rate:

Gain (loss) from the change:
Decrease of 5% in the U.S. dollar relative to the NIS	$(428)	$(377)
Increase of 5% in the U.S. dollar relative to the NIS	$428	$377

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

On June 27, 2023, Casterra Ag Ltd. entered into a Growing Services Agreement with castor seed service provider (“service provider”), a Zambia-based company, pursuant to which the service provider will provide to Casterra the following services, on a statement of work basis: planning, growing, data collections, harvesting, dehulling, packaging and will serve as an exporter. During January 2024 Casterra Ag Ltd. initiated legal proceedings in Zambia against the service provider for the recovery of approximately $1,000, paid as pre-payment for the services, which were not provided to date. See also Note 23 - Subsequent Events.

b.	Government grants:

The Company received research and development grants from the IIA. See also Note 11. If no economic benefits are expected from the research activity, the royalty obligation is not recorded as a liability and instead is treated as a contingent liability in accordance with IAS 37. The grants from the IIA impose certain restrictions on the transfer outside of Israel of the underlying know-how and the manufacturing or manufacturing rights of the underlying products and technologies.

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

	Year ended December 31,
	2024	2023	2022

Expenses – in respect to defined contribution plan	$841	$816	$877

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

During the years 2022 through 2024, the tax rates applicable to those companies, based on the main state where the companies had the most presence, were 21% (federal tax applicable for the years 2022, 2023 and 2024), approximately 3.41% (state tax applicable for the years 2023 and 2024) and approximately 6.5% (state tax applicable for the 2022).

b.	Tax assessments: Evogene Ltd., Lavie Bio Ltd., AgPlenus Ltd., Biomica Ltd., Canonic Ltd. and Casterra Ag Ltd. received final tax assessments, through the 2019 tax year.

c.
Carryforward losses for tax purposes and other temporary differences:

As of December 31, 2024, Evogene Ltd. and its Israeli subsidiaries have carryforward operating tax losses amounting to approximately $131,980 and $86,230, respectively, which can be carried forward for an indefinite period.

d.
Deferred taxes:

The Company did not record deferred tax assets with respect to net operating losses   incurred by the Company and the Israeli subsidiaries since it is not probable that they will generate a taxable income in future years.

During 2023 the Company recorded a reduction in current tax liability in one of its U.S. subsidiaries in the amount of $150 offset by a decrease in deferred tax asset in the amount of $94 that was recorded as of December 31, 2022 with respect to the amortization of research and development expenses within the scope of U.S. Internal Revenue Code section 174 over five years.

e.
Theoretical tax:

The Company has incurred operating losses during the years ended December 31, 2024, 2023 and 2022 for which deferred taxes were not recorded, as mentioned in Note 16d. The reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate, and the taxes on income recorded in profit or loss, does not provide significant information and is therefore not presented.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17: - SHAREHOLDERS' EQUITY

a.	Share capital:

	December 31,
	2024		2023
	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
	Number of shares
Ordinary shares of NIS 0.2 par value each	15,000,000	6,514,589	15,000,000	5,079,313

b.	Changes in share capital:

Share capital issued and outstanding:

	Number of shares	NIS par value
Outstanding on January 1, 2023 (*)	4,146,868	829,374
Exercise of options and vesting of restricted share units (“RSUs”) (*)	10,423	2,085
Issuance of ordinary shares (*)	922,022	184,404

Outstanding on December 31, 2023 (*)	5,079,313	1,015,863
Issuance of ordinary shares	275,320	55,064

Exercise of options and vesting of RSUs	13,648	2,730

Exercise of pre-funded warrants	1,146,308	229,262

Outstanding on December 31, 2024	6,514,589	1,302,918

(*) Number of shares and NIS par value amounts have been retroactively adjusted to reflect the reverse share split at a ratio of 1-for-10, as mentioned below.

On July 23, 2024 Evogene announced a reverse share split of its issued and outstanding ordinary shares, at a ratio of 1-for-10, which was implemented after market close on July 24, 2024. Evogene’s ordinary shares began trading on the Nasdaq Capital Market on a post-reverse split basis at the market open on July 25, 2024, and on the Tel Aviv Stock Exchange at the market open on July 28, 2024. The reverse share split was approved by Evogene’s shareholders at the Company’s Annual Meeting of Shareholders held on June 13, 2024, to be effected at the board of directors’ discretion within approved parameters. In addition, proportionate adjustments were made to the number of shares issuable upon the exercise of all outstanding options entitling the holders to purchase ordinary shares (with a reciprocal increase in the per share exercise price) and to the number of ordinary shares underlying outstanding RSUs. As part of the reverse share split, all fractional shares were rounded to the nearest whole ordinary share, such that only shareholders holding fractional consolidated shares of more than half of the number of shares which consolidation constitutes one whole share, were entitled  to receive one consolidated share. As a result of the abovementioned mechanism the Company recorded an adjustment of approximately 21,000 ordinary shares to the amount of issued and outstanding shares to all previous periods presented and that have been adjusted to reflect this reverse split.

All shares, per share amounts and weighted selling prices mentioned below have been retroactively adjusted to reflect that reverse share split.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17: - SHAREHOLDERS' EQUITY (Cont.)

c.	Issuance of ordinary shares:

1.
In January 2021, the Company entered into a Controlled Equity Offering Sales Agreement, pursuant to which the Company issued 380,359 ordinary shares during January and February 2021, in an at-the-market (“ATM”) offering, with a weighted average selling price of $73.61 per share, resulting in gross proceeds of approximately $28,000.

On February 19, 2021, the Company entered into a new Controlled Equity Offering Sales Agreement, having an aggregate offering price of up to $50,000 (subsequently reduced to approximately $19,500), pursuant to which the Company issued 72,683 ordinary shares from April through September 2021, in an ATM offering, with a weighted average selling price of $36.35 per share, resulting in gross proceeds of approximately $2,642. During December 2022, 2,851 ordinary shares were issued through the ATM offering, with a weighted selling price of $7.68 per share, resulting in gross proceeds of approximately $22. During 2023, 72,022 ordinary shares were issued through the ATM offering, with a weighted selling price of $9.64 per share, resulting in gross proceeds of approximately $695. During January 2024, 320 ordinary shares were issued through the ATM offering, with a selling price of $10.00 per share, resulting in gross proceeds of approximately $3. In March 2024, the Company terminated the ATM offering pursuant to the terms of the Controlled Equity Offering Sales Agreement.

2.
On July 17, 2023, the Company entered into securities purchase agreements with certain institutional investors for the sale of 850,000 ordinary shares in a registered direct offering at a purchase price of $10.00 per ordinary share. The gross proceeds from the offering amounted to approximately $8,500, before deducting placement agent fees and other offering expenses.

3.
On March 1, 2024, the Company filed a shelf registration statement on Form F-3 with the Securities and Exchange Commission under which the Company may offer and sell from time to time in one or more offerings, the Company’s ordinary shares, rights, warrants and units having an aggregate offering price of up to $200,000.

4.
On March 28, 2024, the Company entered a new At-The-Market Issuance Sales Agreement (the “Sales Agreement”), with Lake Street Capital Markets, LLC as selling agent. In accordance with the terms of the Sales Agreement, from time to time the Company may offer and sell its ordinary shares in an ATM offering having an aggregate offering price of up to $7,300. On August 26, 2024 the aggregate offering price was reduced to up to $4,500. During May 2024, the Company issued 10,000 ordinary shares pursuant to the Sales Agreement, with a selling price of $8.50 per share, resulting in gross proceeds of approximately $85.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17: - SHAREHOLDERS' EQUITY (Cont.)

5.
On August 23, 2024, Evogene entered into a definitive securities purchase agreement, or the Securities Purchase Agreement, with an institutional investor (the “Investor”), pursuant to which Evogene agreed to issue and sell to such Investor in a registered direct offering, (i) 265,000 ordinary shares, and (ii) pre-funded warrants, or the Pre-Funded Warrants, to purchase up to 1,427,308 ordinary shares. The Pre-Funded Warrants have an exercise price of $0.0001 per ordinary share, are immediately exercisable and may be exercised at any time until exercised in full. In a concurrent private placement, the Company also agreed to issue unregistered Series A ordinary warrants to purchase up to 1,692,308 ordinary shares, and unregistered Series B ordinary warrants to purchase up to 1,692,308 ordinary shares. Each ordinary share (or ordinary share equivalent in lieu thereof) was sold with one Series A ordinary warrant to purchase one ordinary share and one Series B ordinary warrant to purchase one ordinary share at a combined purchase price of $3.25. The Series A ordinary warrants have an exercise price of $3.55 per share, immediately exercisable upon issuance and will expire five years from issuance. The Series B ordinary warrants have an exercise price of $3.55 per share, were immediately exercisable upon issuance and will expire eighteen months from issuance. The gross proceeds from the offering were approximately $5,500, before deducting placement agent fees and other offering expenses. Pre-funded warrants and warrants were classified as liabilities on the consolidated statements of financial position. They were initially recorded at fair value and subsequently remeasured at each reporting period using the Black - Scholes option pricing model. As of the transaction date, the excess of the initial fair value of pre-funded warrants over the transaction proceeds amounting to approximately $2,684 was recorded as financial expenses. The excess of initial fair value over the transaction proceeds of Series A ordinary warrants and Series B ordinary warrants amounting to approximately $3,510 was deferred and amortized to financial expenses over the term of the warrants. From the date of the transaction until December 31, 2024, the Company recorded amortization of deferred expenses amounting to approximately $471. As of December 31, 2024, the deferred expenses related to the issuance of warrants were presented in the consolidated statements of financial position as both current and long-term assets, in accordance with the terms of the warrants. Additionally, from the transaction date until December 31, 2024, the Company recorded financial income of approximately $6,529 due to the remeasurement of the warrants to their fair value. See also Note 19f.  From October 1, 2024 to December 31, 2024 a total of 1,146,308 pre-funded were exercised into 1,146,308 ordinary shares of the Company.

d.
Rights attached to shares:

The Company’s ordinary shares have voting rights at the general meeting, rights to dividends, rights upon liquidation of the Company and the right to nominate directors in the Company.

e.
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

g.	Composition of non-controlling interests in the statement of financial position:

	2024	2023

Balance as of January 1,	$16,632	$6,860

Forfeiture of non-controlling interests regarding share-based compensation	(206)	(71)

Share-based compensation	1,432	1,351

Issuance of a subsidiary ordinary shares to the company	-	809

Issuance of a subsidiary preferred shares to non-controlling interests	-	9,761

Benefit to non-controlling interests regarding share-based compensation	-	(3)

Loss attributed to non-controlling interests	(1,569)	(2,075)

Balance as of December 31,	$16,289	$16,632

h.	Issuance of shares by subsidiary:

1.
On August 6, 2019, Corteva, through its subsidiary Pioneer Hi-Bred International, Inc., made an investment in the Company's agriculture biologicals subsidiary, Lavie Bio Ltd., which included the contribution of all Corteva’s holdings in its wholly owned subsidiary Taxon Biosciences, Inc. along with an amount of $10,000. Upon consummation of the foregoing transactions, Corteva was issued 27.84% of Lavie Bio Ltd.’s equity while Evogene held 72.16% of Lavie Bio Ltd.’s equity following such investment. As a result, the Company recorded a share premium and a non-controlling interest in the amounts of $17,406 and $10,042, respectively.

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17: - SHAREHOLDERS' EQUITY (Cont.)

On March 31, 2022, 8,270 options were exercised in Lavie Bio Ltd. into its ordinary shares. Upon the exercise of options, the non-controlling interest was issued 0.08% of Lavie Bio Ltd.'s equity. As a result, the Company recorded an increase in non-controlling interest in the amount less than $1.

2.
On July 23, 2020, 36,520 options were exercised in AgPlenus Ltd. into its ordinary shares. Upon the exercise of options, the non-controlling interest was issued 1.66% of AgPlenus Ltd.'s equity. As a result, the Company recorded an increase in non-controlling interest in the amount $82.

3.
On December 21, 2022, Biomica Ltd., signed a definitive agreement for a $20,000 financing round, led by SHC, out of which $10,000 shall be invested by the Company in Biomica Ltd. preferred shares. As a result, the Company recorded a negative capital reserve and an increase of non-controlling interest in the amounts of $238 and $9,761, respectively. In addition, certain convertible loans in total amount of $10,000 were converted by the Company to Biomica Ltd.’s ordinary shares. As a result, the Company recorded an adjustment to capital reserve and non-controlling interest in the amount of $809. Following the closing of the transaction on April 27, 2023, the Company was diluted to approximately 67% of the share capital of Biomica Ltd., on a fully diluted basis, while SHC is holding approximately 20%, on a fully diluted basis.

NOTE 18: - SHARE- BASED COMPENSATION

a.	Expenses recognized in the financial statements:

The expense recognized in the Company's financial statements for services provided by employees and service providers is as follows:

	Year ended December 31,
	2024	2023	2022

Share-based compensation – Attributable to equity holders of the Company	$363	$526	$617
Share-based compensation – Attributable to non-controlling interests (see Note 17g)	1,432	1,351	569

	$1,795	$1,877	$1,186

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

During 2024, 2023 and 2022, the board of directors of the Company approved to grant its employees, directors and consultants 217,300, 62,600 and 60,550 options, respectively. The fair value of the options granted in 2024, 2023 and 2022 determined at their grant date using the binomial model, was approximately $208, $204 and $323, respectively.

d.	Evogene Ltd. Share options activity:

The following table summarizes the number of share options, the weighted average exercise price, and the changes that were made in the option plans to employees, consultants and directors of the Company:

	2024		2023 (*)		2022 (*)
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding at the beginning of year	397,452	28.80	403,603	41.7	423,395	55.4

Granted	217,300	2.71	62,600	8.00	60,550	10.4

Exercised	-	-	-	-	(562)	10.9

Forfeited	(20,664)	41.99	(68,751)	78.1	(79,780)	57.5

Outstanding at end of year	594,088	18.72	397,452	28.8	403,603	41.7

Exercisable at end of year	331,746	29.92	284,183	34.8	275,528	53.2

(*) Number of options and weighted average exercise prices have been retroactively adjusted to reflect the reverse stock split. See Note 17(b).

The following table summarizes information about share options outstanding at December 31, 2024:

	Options outstanding
Range of exercise prices ($)	Number outstanding	Average remaining contractual life	Weighted average exercise price
2.36 - 10	286,731	9.30	3.93
10.20 - 20	129,069	5.98	11.80
22.26-40.22	87,718	5.03	27.22
48.80 – 76.19	68,470	2.57	54.20
103.40 – 108.60	22,100	0.23	107.50

Total	594,088	6.83	18.72

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: - SHARE- BASED COMPENSATION (Cont.)

The weighted average outstanding remaining life contractual term of the options as of December 31, 2024 is 6.83 years (as of December 31, 2023, it was 6.37 years).

The weighted average fair value of options granted during 2024 was $0.96 (for options granted during 2023, the weighted average fair value was $0.33).

The fair value of Company share options granted to employees, directors and consultants for the years ended December 31, 2024, 2023 and 2022 was estimated using the binomial model with the following assumptions:

	2024	2023	2022

Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	54-56	51-53	48-50
Risk-free interest rate (%)	4.21-4.56	3.4-4.4	1.5-3.5
Suboptimal factor	1.8-2	1.8-2	1.8-2
Post-vesting forfeiture rate (%)	5-20	5-20	5-20

The expected volatility of the share prices reflects the assumption that the historical volatility of the share prices is reasonably indicative of expected future trends.

e.	Evogene Ltd. RSUs activity:

The 2021 Plan also provides for the grant of restricted shares and RSUs. During 2024 and 2023, the board of directors of the Company approved to grant its employees, directors and consultants 1,300 and 35,260 RSUs, respectively. The fair value of the RSUs granted in 2024 and 2023, was approximately $12.5 and $265, respectively, determined at their grant date according to the Company's share price at the time of their grant since the RSUs were granted at a zero exercise price and no dividends were expected to be distributed during their vesting period.

The following table summarizes the number of RSUs, and the changes that were made under the 2021 Plan to employees, consultants and directors of the Company during 2024 and 2023:

	2024		2023 (*)
	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value

Outstanding at beginning of year	41,420	12.40	19,658	25.5

Granted	1,300	9.67	35,260	7.50

Vested	(13,676)	14.93	(10,423)	18.7

Forfeited	(9,238)	9.20	(3,075)	20.1

Outstanding at end of year	19,806	11.87	41,420	12.4

(*) Number of RSUs and weighted average grant date fair value have been retroactively adjusted to reflect the reverse stock split. See Note 17(b).

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18: - SHARE- BASED COMPENSATION (Cont.)

f.	The Company's subsidiaries maintain share option and incentive plans with similar terms and conditions.

During the years ended December 31, 2024 and 2023, the Company's subsidiaries approved to grant their employees, directors and consultants 151,013 and 854,139 options, respectively. The fair value of the options determined at their grant date using the binomial model was approximately $1,084 and $2,121 respectively. The fair value was estimated using the binominal model.

The following table summarizes the number of share options, the weighted average exercise price, and the changes that were made in the option plans to employees, consultants and directors of the Company's subsidiaries:

	2024		2023
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding at beginning of year	2,531,134	1.63	2,273,489	1.72

Granted	151,013	1.42	854,139	2.10

Exercised	(5,000)	0.19	-	-

Forfeited	(958,953)	0.82	(596,494)	2.68

Outstanding at end of year	1,718,194	2.06	2,531,134	1.63

Exercisable at end of year	1,017,367	2.06	1,530,420	1.09

g.
The fair value of Company's subsidiaries’ share options granted to employees, directors and consultants for the years ended December 31, 2024 and 2023 was estimated using the binomial model with the following assumptions:

	2024	2023

Dividend yield (%)	-	-
Expected volatility of the share prices (%)	68-83	61-84
Risk-free interest rate (%)	3.83-4.79	3.52-5.05
Suboptimal factor	1.8-2.0	1.8-2.0
Post-vesting forfeiture rate (%)	5-10	5-10

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19: - STATEMENTS OF PROFIT OR LOSS – ADDITIONAL INFORMATION

a.	Cost of revenues:

	Year ended December 31,
	2024	2023	2022

Salaries and benefits	$747	$432	$238
Materials and sub-contractors	1,936	1,260	671

	$2,683	$1,692	$909

b.	Research and development, net:

	Year ended December 31,
	2024	2023	2022

Salaries and benefits	$8,509	$9,862	$11,545
Share-based compensation	360	764	593
Materials and sub-contractors	4,152	6,349	5,514
Plant growth and greenhouse maintenance	456	744	839
Office maintenance	651	639	437
Depreciation and amortization	2,440	2,549	2,540
Gain from derecognition of property, plant and equipment	-	(26)	-
Amounts recorded with respect to government grants (*)	48	(143)	(726)
Other	32	39	50

	$16,648	$20,777	$20,792

*) Excludes EU Horizon participation amounts, that were deducted from specific expense items above

c.	Sales and marketing:

	Year ended December 31,
	2024	2023	2022

Salaries and benefits	$1,979	$1,996	$2,475
Share-based compensation	603	595	323
Subcontractors and professional fees	564	855	883
Travel	245	142	76
Legal	21	10	120
Other	13	13	56

	$3,425	$3,611	$3,933

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19: - STATEMENTS OF PROFIT OR LOSS – ADDITIONAL INFORMATION (Cont.)

d.	General and administrative:

	Year ended December 31,
	2024	2023	2022

Salaries and benefits	$2,914	$2,902	$2,929
Share-based compensation	757	518	270
Professional fees	3,436	2,281	2,876
Other	334	367	407

	$7,441	$6,068	$6,482

e.	Other expenses (income):

1.
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

2.	The decision to cease Canonic Ltd.’s operations in the first half of 2024 resulted in other expenses of approximately $524, mainly due to impairment of fixed assets in the first quarter of 2024.

f.	Financing income and expenses:

Financing income:

	Year ended December 31,
	2024	2023	2022

Exchange differences	$13	$167	$319
Interest income	957	1,248	182
Financial income in respect of government grants	47	26	15
Change in the fair value of marketable Securities	-	45	-
Remeasurement of warrants and pre-funded warrants	6,529	-	-

	$7,546	$1,486	$516

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19: - STATEMENTS OF PROFIT OR LOSS – ADDITIONAL INFORMATION (Cont.)

Financing expenses:

	Year ended December 31,
	2024	2023	2022

Bank expenses and commissions	$61	$56	$76
Exchange differences	60	412	2,060
Change in the fair value of marketable securities	-	-	721
Excess of initial fair value of pre-funded warrants over transaction proceeds	2,684	-	-
Amortization of deferred expenses related to issuance of warrants	471	-	-
Lease liability interest	63	115	165
Revaluation of Convertible SAFE	3	254	114
Financial expenses in respect of government grants	-	128	193

	$3,342	$965	$3,329

NOTE 20: - LOSS PER SHARE

Details of the number of shares and loss used in the computation of loss per share:

	Year ended December 31,
	2024		2023		2022
	Weighted number of shares *)	Loss attributable to equity holders of the Company	Weighted number of shares *)	Loss attributable to equity holders of the Company	Weighted number of shares *)	Loss attributable to equity holders of the Company

Number of shares and loss	5,697,245	(16,485)	4,589,386	(23,879)	4,141,842	(26,638)

*) To compute diluted loss per share, potential ordinary shares have not been taken into account due to their anti-dilutive effect. See Notes 18(d) and Note 18(e) for number of outstanding options and RSUs. In addition, weighed number of shares for 2023 and 2022 have been retroactively adjusted to reflect the reverse stock split. See Note 17(b).

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 21: - OPERATING SEGMENTS

a.	General:

The Company operates across several market segments, including human health, agriculture, and other industrial applications. The agriculture segment consists of the certain parent Company’s activities and two of the Company's subsidiaries, Lavie Bio Ltd. and AgPlenus Ltd. The human health segment consists of the Company's subsidiaries, Biomica Ltd. and Canonic Ltd. which ceased its operation.  The industrial applications segment consists of the Company's subsidiary Casterra Ag Ltd. The segments were determined on the basis of information considered by the Chief Operating Decision-Maker (“CODM”) for purposes of decision-making on the allocation of resources and evaluation of performance. The following Company's segments are engaged in business activities for which they earn revenues and incur expenses, their results are reviewed by the CODM and discrete financial information is available:

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

b.	The following table presents our revenues and operating loss by segments:

	Agriculture	Industrial application	Human health	Unallocated	Total

For the Year Ended December 31, 2024
Revenues	$5,889	$2,219	$80	$323	$8,511

Operating loss	$(9,262)	$(2,411)	$(7,240)	$(3,297)	$(22,210)

Net financing income					$4,204

Loss before taxes on income					$(18,045)

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

Revenues from major customers, each of whom amounts to 10% or more of total revenues. The revenues from major customers detailed below were recorded in the Agriculture and Industrial application segment:

	Year ended December 31,
	2024	2023	2022

Customer A (subsidiary shareholder)	41%	62%	48%
Customer B	21%	-	-
Customer C	-	-	26%
Customer D	20%	17%	-

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 21: - OPERATING SEGMENTS (Cont.)

d.	Geographical information:

Revenues based on the location of the customers, are as follows:

	2024	2023	2022

United States	46%	65%	51%
Israel	7%	16%	45%
Other	47%	19%	4%

	100%	100%	100%

The carrying amounts of non-current assets (right-of-use-assets, property, plant and equipment property and intangible assets) in the Company's country of domicile (Israel) and in the United States based on the location of the assets, are as follows:

	December 31,
	2024	2023	2022

United States	74%	80%	79%
Israel	26%	20%	21%

	100%	100%	100%

NOTE 22: - BALANCES AND TRANSACTIONS WITH EXECUTIVE OFFICERS AND CERTAIN SHAREHOLDERS

a.

As reported by the shareholders, and based on publicly available information, as of December 31, 2024, Corteva (through its subsidiary Pioneer Hi-Bred International, Inc.) holds 27.26%  of the Company's subsidiary shares )Lavie Bio Ltd.’s(. In addition, Corteva is a major customer (see Note 21c, customer A).

b.	Balances:
Balance at December 31, 2024:

	Executive officers	Certain shareholders

Receivables	$-	$167
Other payables	$322	$-

Balance at December 31, 2023:

	Executive officers	Certain shareholders

Receivables	$-	$186
Other payables	$557	$-

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 22: - BALANCES AND TRANSACTIONS WITH EXECUTIVE OFFICERS AND CERTAIN SHAREHOLDERS (Cont.)

c.	Benefits to directors:

	Year ended December 31,
	2024	2023	2022

Compensation to directors not employed by the Company or on its behalf	$260	$246	$262
Share-based compensation to directors not employed by the Company or on its behalf	38	64	83
	$298	$310	$345

Number of directors that received the above compensation by the Company	6	6	7

d.	Salary and Benefits to Executive officers:

	Year ended December 31,
	2024	2023	2022

Salary and related benefits	$2,412	$2,441	$2,543
Share-based compensation	1,123	869	231

	$3,535	$3,310	$2,774

Number of people that received salary and benefits	13	10	12

e.	Transactions with related parties:

For the year ended December 31, 2024:

	Executive officers	Certain shareholders
Revenues (see Note 5)	$-	$4,340
Participation in research and development expenses	-	58
Research and development expenses	698	-
Sales and marketing expenses	1,250	-
General and administrative expenses	$1,588	$-

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 22: - BALANCES AND TRANSACTIONS WITH EXECUTIVE OFFICERS AND CERTAIN SHAREHOLDERS (Cont.)

For the year ended December 31, 2023:

	Executive officers	Certain shareholders
Revenues (see Note 5)	$-	$3,475
Participation in research and development expenses	-	115
Research and development expenses	756	125
Sales and marketing expenses	1,185	-
General and administrative expenses	$1,369	$-

For the year ended December 31, 2022:

	Executive officers	Certain shareholder
Revenues (see Note 5)	$-	$811
Other income	-	3,500
Participation in research and development expenses	-	1,898
Research and development expenses	570	297
Sales and marketing expenses	1,098	-
General and administrative expenses	$1,111	$-

NOTE 23: - SUBSEQUENT EVENTS

1.	On March 13, 2025 Casterra Ag Ltd. incorporated a Kenyan wholly own subsidiary, Casterra Kenya Limited, which is expected to conduct a production, sales and marketing activities in Kenya.

2.
During January 2024 Casterra Ag Ltd. initiated legal proceedings in Zambia against the service provider for the recovery of approximately $1,000, paid as pre-payment for the services, which were not provided to date (see also Note 14). On March 4, 2025, Casterra Ag Ltd. and the service provider entered into a consent judgment, pursuant to which the service provider will repay its debt to Casterra Ag Ltd. in several installments by way of cash and in kind. On March 6, 2025 the service provider has paid Casterra Ag Ltd. $250, in accordance with the terms of the consent judgement.