Form 20-F
period 2025-12-31
Evogene Ltd.
filed 2026-03-26
CIK 1574565

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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
7638517, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value NIS 0.2 per share	EVGN	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2025, the registrant had outstanding 8,718,193 ordinary shares, par value NIS 0.2 per share.

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

Yes ☐     No ☒

EVOGENE LTD.

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

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

▪	references to “U.S. dollars,” “USD,” “$” or “dollars” are to United States dollars;

▪	references to “NIS” or “shekels” are to New Israeli Shekels;

▪	references to the “U.S.” are to the United States;

▪	references to “ordinary shares,” “our shares” and similar expressions refer to our Ordinary Shares, par value NIS 0.2 per share;

▪	references to the “articles of association” are to our Amended and Restated Articles of Association, as amended;

▪	references to the “Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

▪	references to the “Securities Act” are to the Securities Act of 1933, as amended;

▪	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

▪	references to the “Nasdaq” are to the Nasdaq Stock Market LLC or the Nasdaq Capital Market;

▪	references to the “TASE” are to the Tel Aviv Stock Exchange; and

▪	references to the “SEC” are to the United States Securities and Exchange Commission.

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

Unless derived from our financial statements or otherwise noted, amounts presented in this Annual Report are translated at the rate of NIS 3.19 = USD 1.00, the exchange rate between the NIS and the U.S. dollar reported by the Bank of Israel as of December 31, 2025.

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

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we expect, project, believe, anticipate, intend or project will or may occur in the future. The statements that we make regarding the following matters are forward-looking by their nature:

▪	our expectations regarding our revenue, expenses and other operating results;

▪	whether we or our subsidiaries are able to raise capital on commercially reasonable terms to sustain the financial condition of each respective entity;

▪	the extent to which we continue to maintain our holdings in our subsidiary companies;

▪	the extent to which our discoveries and product candidates will have the desired effect so as to reach the stage of commercialization;

▪	whether we are able to achieve commercialization of our product candidates;

▪	whether we and our collaborators are able to allocate the resources needed to develop commercial products from our discoveries and product candidates;

▪
the length and degree of complexity of the process of our developing commercial products based on our discoveries and product candidates and the probability of our success, and the success of our collaborators, in developing such products;

▪	whether we are able to efficiently produce and scale up the production of our products, whether ourselves or through third party contractors, to achieve our commercialization targets;

▪	the degree of success of third parties whom we rely on to conduct certain activities, such as field-trials and pre-clinical studies;

▪	whether we can mitigate risks associated with disruptions to our information technology and systems, including cybersecurity threats and reliance on cloud computing services;

▪	whether we can maintain and expand our collaboration agreements in a consolidating industry with limited major players;

▪	whether we and our subsidiaries are able to comply with applicable law and the associated regulatory requirements that currently apply or become applicable to each respective business;

▪	the extent of the future growth of the agriculture, human health and industrial application industries in which we operate;

▪	whether we can maintain our current business models;

▪	the actual commercial value of our key product candidates;

▪	whether we or our collaborators receive regulatory approvals for the product candidates developed by us or our collaborators;

▪
whether milestones are met by us or by our collaborators with respect to our product candidates that generate revenues and whether products containing or based on our discoveries are commercialized and generate revenues or royalties;

▪	whether we are able to recruit, retain and develop knowledgeable or specialized personnel to perform our research and development work;

▪	the degree of our success at adapting to the continuous technological changes in our industries;

▪	whether we can maintain our collaboration agreements with our current collaborators or enter into new collaboration agreements and expand our research and development to new fields;

▪	whether we can improve our existing, or develop and launch new, computational technologies and screening and validation systems;

▪	whether we can patent our discoveries and protect our trade secrets and proprietary know-how;

▪	whether we can mitigate risks associated with potential product liability, environmental hazards, and regulatory compliance in handling toxic materials; and

▪	conditions in Israel, including Israel’s conflicts with Hamas and Iran and other parties in the region, as well as political and economic instability.

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

SUMMARY RISK FACTORS

           The risk factors described below are a summary of the principal risk factors associated with an investment in us. These disclosures reflect our beliefs and opinions as to factors that could materially and adversely affect us and our securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future. These are not the only risks we face. You should carefully consider these risk factors, together with the risk factors set forth in Item 3.D of this Annual Report and the other reports and documents filed by us with the SEC.

▪
We have a history of operating losses and negative cash flow, and may never achieve or maintain profitability. Our management has identified conditions that raise substantial doubt about our ability to continue as a going concern for a period of one year from the date of this Annual Report. We may continue to incur operating losses and/or implement cost-cutting measures in the future. Various factors may delay, hinder, or prevent achievement of research and development, or R&D, milestones and commercialization of our product candidates. Moreover, we may experience difficulties in collecting royalties or never receive them, potentially resulting in costly litigation and loss of reputation.

▪
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

▪
Our recent strategic streamlining and reduction of active subsidiaries increases our operational concentration risk and reduces diversification, which may amplify the impact of setbacks in our remaining core activities.

▪
Our discoveries and product candidates may not result in commercially viable products. In addition, our product development cycle is lengthy and uncertain and various factors may delay or prevent commercialization of our product candidates. We may never sell or earn royalties on the sale of commercial products based on our discoveries.

▪	If we are unable to maintain our ChemPass AI technological engine, our and our subsidiaries’ research and development activities may be substantially reduced.

▪
Failure to efficiently produce and scale our products, whether in-house or through contractors, could hinder our commercialization goals. Furthermore, we or our collaborators may fail to meet obligations under the collaboration agreements.

▪
We depend on a few collaborators to develop and commercialize product candidates. For example, our subsidiary, Biomica’s future prospects with respect to BMC 128 are substantially dependent on a third-party licensee for further development and commercialization. A reduction in research spending by key companies in our target markets could threaten our collaborations, affecting their continuation or expansion and hindering our ability to form new collaborations.

▪
We are operating in multiple industries, each of which consists of multiple companies with much greater resources than us. If we are unable to compete effectively, our financial resources will be diluted and our financial results will suffer.

▪	Our efforts to develop and commercialize any of our products, including AI-driven small molecule therapeutics developed through our ChemPass AI platform, may be unsuccessful.

▪	We may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

▪
Our business is regulated by government agencies. Failure to obtain necessary approvals could halt our operations. Changes in laws and regulations may raise costs, reduce revenues, and disrupt operations. Dual reporting requirements in Israel and the U.S. may increase compliance costs and distract management.

▪
Disruption to our information technology and systems, including our increased dependency on cloud-based infrastructure and third-party cloud providers, including risks associated with cloud computing, ransomware attacks, and evolving cybersecurity threats, could adversely affect our reputation and future demand for our products or collaborative relationships.

▪	We currently need, and in the future we may need, to obtain licenses for third-party technology that may not be available to us or are available only on commercially unreasonable terms.

▪	Our licenses granted to our collaborators may limit our opportunities to enter into additional licensing or other arrangements.

▪
We might face significant liabilities from product liability, warrant liability or personal injury claims and litigation. Our operations involve health and environmental hazards due to handling toxic materials.

▪	Ending leases, altering terms, or being locked into long-term leases may threaten our operations and significantly impact our financial status or performance.

▪	Our contracts with foreign businesses and our operations in South America expose us to additional market and operational risks.

▪	Growing cycles and adverse weather conditions may decrease our results from operations.

▪
Our success depends on our ability to protect our intellectual property and our proprietary technologies. Any change to the patent laws in applicable jurisdictions may impair our ability to protect our product candidates.

▪
If we or one of our collaborators are sued for infringing the intellectual property rights of a third party, such litigation could be costly and time consuming and could prevent us or our collaborators from developing or commercializing our product candidates.

▪	We may be required to pay royalties to employees who develop inventions that have been or will be commercialized by us.

▪
Our agreements with our employees and with third parties may not adequately prevent disclosure of trade secrets, know-how and other proprietary information. In addition, we may not be able to fully enforce covenants not to compete with our key employees.

▪
Conditions in Israel, including recent unrest and actual or potential armed conflict and regional instability, as well as global catastrophic events, pandemics or other widespread health emergencies, could adversely impact our business and operations.

▪
U.S. shareholders owning at least 10% of our ordinary shares may face adverse federal income tax consequences. We were a passive foreign investment company, or PFIC, for U.S. tax purposes in 2025, and there is a risk of being classified as a PFIC in 2026, potentially leading to adverse tax consequences for U.S. shareholders.

▪
Exchange rate fluctuations between the U.S. dollar and the NIS may negatively affect our financial results and interest rate fluctuations may negatively affect our financial results, financial condition, or investments.

▪	The terms of our Israeli government grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies supported by such grants outside of Israel.

▪
Your rights and responsibilities as a shareholder are under Israeli law, potentially differing from those of U.S. corporations. Israeli law might hinder or discourage acquisitions of our shares or assets.

▪
The price of our ordinary shares may fluctuate significantly. Further, there is no guarantee of a continuing public market to resell our ordinary shares. In addition, our ordinary shares are traded on more than one market and this may result in price variations.

▪	The requirements of being a public company in the U.S. and Israel may strain our resources and distract our management, which could make it difficult to manage our business.

▪	Any inability to meet the Nasdaq listing requirements may have an adverse effect on our share price and lead to our delisting from Nasdaq.

▪	If we fail to maintain effective internal control over financial reporting, the price of our ordinary shares may be adversely affected.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.           [Reserved]

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

          Our business faces significant risks. You should carefully consider all of the information set forth in this Annual Report and in our other filings with the SEC, including the following risk factors which we face and which are faced by the industries in which we operate. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. These disclosures reflect the Company’s beliefs and opinions as to factors that could materially and adversely affect the Company and its securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in those forward-looking statements, as a result of certain factors, including the risks described below and elsewhere in this report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” on page 5.

Risks Related to Our Business and Industry

We have a history of operating losses and negative cash flow, and we may never achieve or maintain profitability.

We have a history of losses, and incurred operating losses from continuing operations of approximately $14.0 million, $18.8 million and $22.2 million for the years ended December 31, 2025, 2024 and 2023, respectively. There is no assurance that our efforts in developing our product candidates will result in commercially successful products. We expect to continue to incur losses in future periods, until we begin earning significant revenues or royalties on our products, the product candidates we are currently developing or any new product candidates we develop in the future, if at all. Because we will incur significant costs and expenses for these efforts before we obtain any incremental revenues from them, our losses in future periods could be significant. In addition, we may find that these efforts are more expensive than we anticipate or that they do not result in profitability in the time period we anticipate, which would further increase our losses. For example, if we are unable to adequately control the costs associated with operating our business, including our costs of development and sales, we may deplete our cash resources and may be unable to continue to finance our business from our existing cash resources, and, our business, financial condition, operating results and prospects will suffer. For more information concerning our cash resources, please see “Liquidity and Capital Resources” in Item 5.B below.

Our management identified there were conditions that raised substantial doubt about our ability to continue as a going concern for a period of one-year from the date this Annual Report. We have prepared a plan to improve our available cash balances, liquidity and cash flows generated from operations. We have identified several potential actions, including cost preservation measures that would be initiated in a timely manner to address our liquidity needs over the twelve-month period from the date of this Annual Report. For more information concerning management’s plan, please see “Liquidity and Capital Resources” and “Critical Accounting Estimates” in Items 5.B and 5.E, respectively, below.

Additionally, due to market conditions over the course of 2025, and as part of an overall review of our organizational structure and its associated costs and expenses, we have implemented certain cost-cutting measures, including a structural change and a significant reduction in work force during the year ended December 31, 2025, and may implement additional cost-cutting measures in the future. During 2025, we streamlined activities outside our focus areas. We completed the disposition of Lavie Bio’s assets to ICL (as defined below), where we sold the majority of Lavie Bio’s activity. Accordingly, no further activity is expected at Lavie Bio. In addition, we scaled down Biomica’s operations by reducing staff and management overhead. Biomica has licensed the BMC128 to Lishan (as defined below) and is now focused on completing its clinical trial for BMC128, its immuno-oncology program by mid 2026. Accordingly, no further activity is expected at Biomica following the completion of the clinical trial.  Similar strategic dispositions and reductions in workforce were applied to the activities conducted by Casterra and AgPlenus.  Reductions in force may yield unintended consequences and costs, including additional attrition beyond the amount of force reduction, distraction to our employees, reduced employee morale and adverse effects on our reputation as an employer. Such reductions in force may also make it more difficult for us to hire new employees in the future and may limit the anticipated benefits from the reduction in force.

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

If we, or our subsidiaries, are unable to raise additional capital when required or on acceptable terms, we may be required to:

•	further delay, scale back or discontinue the development, manufacturing scale-up or commercialization of our or our subsidiaries’ product candidates;
•	accept for one or more of our or our subsidiaries’ product candidates terms that are less favorable than might otherwise be available; or
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

We currently have outstanding ordinary warrants to purchase up to 5,076,924 ordinary shares. Any exercise, in whole or in part, of these warrants would dilute the holders of our ordinary shares. The current exercise price of ordinary warrants is $1.25 per share. Whether or not the warrants are exercised will depend on the price of our ordinary shares, and any exercise is at the discretion of the holders of the warrants. We may issue other warrants, options and derivative securities in the future, which would also dilute the holders of our ordinary shares. See “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Recent Public Offerings of Ordinary Shares.”

Our recent strategic streamlining and the reduction of active subsidiaries and business lines increases our operational concentration risk and may reduce diversification benefits.

During 2025, we streamlined our operations, including the disposition of certain assets and a reduction of activities in our subsidiaries. As a result, we are currently operating with a more limited number of active subsidiaries and our business is now focused on fewer technological platforms, product candidates and revenue sources.

This increased concentration heightens our exposure to risks associated with the remaining business activities. If our ChemPass tech engine, any of our subsidiaries, product candidates, collaborations or commercialization efforts experience delays, technical setbacks, regulatory challenges, funding constraints, market resistance or other adverse developments, the impact on our business, financial condition and results of operations may be more significant than in prior periods when our activities were more diversified.

Our strategic focus may also reduce optionality for future growth opportunities and may increase volatility in our operating results. If our remaining core activities do not achieve anticipated milestones or commercialization objectives, we may have fewer alternative business lines to mitigate such setbacks, which could materially adversely affect our long-term growth strategy and shareholder value.

The dilution of our equity holdings in our subsidiary companies will likely negatively impact and/or decrease our results of operations, including revenues, and the benefits recognized by our shareholders from value that may be created in such subsidiary companies.

Our corporate strategy and structure is intended to make product development and go-to-market efficient and to reflect the individual value of each of our market focused business units. Under our corporate structure, we operate as a developer of novel small molecule based therapeutics with Evogene acting as a technology hub and, below it, divisions and subsidiaries that benefit from the unique capabilities of Evogene’s Computational Predictive Biology, or CPB, platform and its technological engines, ChemPass AI and GeneRator AI. Each such subsidiary is responsible for advancing its product development and pipeline, establishing its “go-to-market” strategy via direct sales or through existing and new collaborations, and securing additional financial resources, if and when required. Due to our limited financial resources and other investment considerations, our subsidiaries are permitted to obtain financing from external sources and have therefore raised additional capital and may continue to raise capital in the future. Such financings can have a dilutive impact on our ownership interest in the particular subsidiary. For more information see “Item 4.B. Information on the Company—Business Overview—Market Segments—Agriculture—Lavie Bio Ltd.—Overview” and “Item 4.B. Information on the Company—Business Overview—Market Segments—Human Health—Biomica Ltd.—Overview”. Such external financings have therefore resulted, and may continue to result, in the decrease of our ownership percentage in one or more of our subsidiaries, which, in turn, will likely negatively impact and/or reduce our operational results (including revenues), financial condition, long-term growth strategy, the value of our shares, and the benefits we (and, indirectly, our shareholders) recognize from value established in any such subsidiary.

Our discoveries and product candidates may not achieve the desired effect required in order to create commercially-viable products.

Our success depends on our ability to develop products that have the desired effects: in our agriculture activity, on plants, in our human health activity, on humans, and in our industrial applications activity, on the relevant industrial inputs. Research and development in these industries entails considerable uncertainty. We may spend many years developing product candidates that will never be commercialized. The science underlying the development of our product candidates is highly complex and, although we use innovative approaches, there is no certainty that our discoveries will result in product candidates that satisfy market requirements. Except for our products in our castor oil activity, none of our discoveries and product candidates have completed the development process and become commercially available so far and such anticipated products may never reach commercialization. If our discoveries and product candidates will not have the desired effects, we and our collaborators may not develop commercial products that are based on them, which could materially and adversely affect our results of operations and our long-term growth strategy.

If we are unable to maintain our CPB platform and its technological engines, ChemPass AI and GeneRator AI, our research and development activities and those of our subsidiary companies may be substantially reduced.

We and our subsidiary companies depend significantly on our CPB platform and its technological engines in research and development activities. In particular, Evogene relies on CPB and its technological engines to provide computational biology and computational chemistry services to our subsidiaries and to support our internal research and development activities. If we are unable to maintain our CPB and technological engines, due to cost, technical failure or otherwise, we could experience adverse consequences, including but not limited to loss of data, interruptions in research and development activities, loss of business and revenues.

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

We completed the transition of technological engine, ChemPass AI, from on-premises platform to Google Cloud Platform (GCP) services in June 2025. As a result, this exposes us to ongoing operational and security risks that could materially affect our business operations and financial performance. While the initial migration has been completed, we face continuing risks related to our increased dependency on third-party cloud service providers for critical business operations, potential service interruptions outside our direct control, and cybersecurity threats inherent in cloud computing environments. The complexity of our cloud infrastructure may result in technical issues that could cause system disruptions, data security incidents or unexpected performance problems. We may experience challenges in maintaining compliance with evolving data privacy regulations across different jurisdictions where our data is now stored and processed. Our operating costs may fluctuate based on cloud service consumption patterns and pricing changes by our service providers. Additionally, while our workforce has been trained on cloud operations, any significant updates or changes to the cloud platforms may require additional training and could temporarily impact operational efficiency. The concentration of our operations in cloud environments may also limit our ability to quickly modify our infrastructure choices or service providers in response to future business needs or cost considerations.

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

In addition, pursuant to our collaboration agreements in our agriculture activity, we are usually entitled, subject to certain conditions, to receive royalties on products that are based on, or integrate, these discoveries. Except for Casterra’s castor seed varieties, none of our current product candidates has completed the development process and become commercially available. Therefore, we currently do not earn royalties and we do not derive significant sales revenues from the sale of products based on our discoveries and product candidates. Thus, while our long-term growth strategy is based in large part on the expectation that such royalties and revenues from product sales will comprise a significant portion of our revenues in the future, we can provide no guarantee that any of our current or future product candidates will ever reach commercialization that would result in royalty payments to us.

The manner in which we and our collaborators develop our product candidates in our various fields of activity affects the period that will pass until such products are commercialized, if ever. Product candidates based on our discoveries may never become commercialized for any of the following reasons:

▪	our discoveries and product candidates may not be successfully validated or may not have the desired effect required in order to become, or to be incorporated into, commercial products;

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

▪	a market may not exist for products containing our discoveries or such products may not be commercially successful or relevant;

▪	we may be unable to protect the intellectual property underlying our discoveries in the necessary jurisdictions; and

▪	we may encounter production and scale-up challenges with respect to our product candidates that hinder their commercialization.

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

Research and development in our fields of activity is expensive and prolonged and entails considerable uncertainty. We may spend many years and dedicate significant financial and other resources developing product candidates that will never be commercialized. The process of discovering, developing and commercializing ag-chemicals, small molecule drugs,  human microbiome-based therapeutics or castor varieties involves several phases and a long development period. The timelines for development of product candidates by us or by our collaborators may extend beyond our expectations for many reasons, such as:

▪	we or our collaborators may not be able to allocate the resources needed to develop product candidates based on our discoveries;

▪	we or our collaborators may revise the process of product development or make other decisions regarding the product development pipelines that may extend the development period;

▪	we or our collaborators may prioritize other development activities ahead of development activities with respect to the product candidates on which we collaborate;

▪	our discoveries may not be successfully validated or may not have the desired effect sought by us or by our collaborators; and

▪	we or our collaborators may be unable to obtain the requisite regulatory approvals for the product candidates based on our discoveries within expected timelines or at all.

Most of the product candidates we or our collaborators are developing are in early development stages. We have little to no certainty as to which and when, if any, any of these product candidates will eventually reach commercialization. Because of the long product development cycle and the complexities and uncertainties associated with research in our fields of activity, there is significant uncertainty as to whether we will ever generate significant revenues or royalties, if any, from the product candidates that we or our collaborators are developing. Due to our limited financial and personnel resources, we must focus on a limited number of research programs, drug candidates and specific indications. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. For more information on the product development cycle of the product candidates we develop and a description of the phases of development, see the ‘Product Development Cycle’ paragraph under the description of each of our activity divisions and subsidiaries in “Item 4. Information on the Company—B. Business Overview”.

If we are unable to efficiently produce and scale up the production of our products, whether ourselves or through third party contractors, we may be unable to achieve our commercialization targets.

When we introduce a product to the market, and in certain cases even in later stages of product development, we need to establish efficient production capabilities for our products. In most cases, our products are, or are expected to be, produced by third party producers with whom we contract for such purpose. The production of our products, and the scale up of such production, are complicated processes that require expertise. The production of all of our subsidiaries’ current commercial products (mainly being castor beans of Casterra) relies, in all or in part, on third-party contractors. Failure to establish a long-term relationship with a manufacturer with sufficient capacity, relevant cost of goods sold and sufficient quality, will affect our subsidiaries’ ability to meet demand for their products. If we or our third-party contractors are unable to efficiently produce and scale up production as needed to meet the demand for our products, we may be unable to achieve our commercialization targets, which may, in turn, materially and adversely affect our future results of operations.

Due to mergers and consolidations, there is a reduced number of companies in the agriculture industry with which we might establish strategic partnerships, and we rely on a limited number of collaborators to develop and commercialize product candidates containing our seed trait and ag-chemical product candidates.

The agriculture markets are highly consolidated and dominated by a relatively small number of large companies. In our agriculture operations, we are currently undertaking collaborations with several of these companies to develop improved seed traits and ag-chemical product candidates. Due to the small number of major companies in this industry, there are limited opportunities for us to grow our business with new collaborators. In addition, if we fail to develop or maintain our relationships with any of our current collaborators, we could not only lose our opportunity to work with that collaborator, but we could also suffer a reputational risk that could impact our relationships with other collaborators in what is a relatively small industry community.

In our agriculture operations, we are currently working either with collaborators or on independent projects to research and develop our different seed trait and ag-chemical product candidates. While we seek to expand our portfolio of product candidates in the future, the research and development required to discover and develop new product candidates is costly, time-intensive and requires significant infrastructure resources. If we are unable to enter into new collaborations, or if we do not have the resources to develop the capabilities or resources necessary to discover and develop such product candidates independently, we may not be able to expand our portfolio of these product candidates, which could have a material adverse effect on our business prospects.

A decrease in research expenditures by the major companies in our target markets may jeopardize the continuation, or scope, of our collaborations with such companies and adversely impact our ability to continue or extend existing collaborations or enter into new collaborations on favorable financial terms.

The research and development expenditures of our existing and potential collaborators in the agriculture, human health, and industrial applications markets we operate in may be reduced for reasons beyond our control. For example, a global crisis or economic recession, a decrease in the prices of agricultural commodities, or the consolidation trend in the seeds and ag-chemicals industries may result in decreased research and development expenditures in the markets relevant for our pharmaceutical and ag-chemical product candidates. Such developments may, in turn, adversely impact our ability to maintain or extend our existing collaborations or enter into new collaborations on favorable financial terms. For example, we may not be able to enter into new collaborations under which our collaborators cover our expenses through research and development payments.

We or our collaborators may fail to perform obligations under the collaboration agreements.

We are obligated under our collaboration agreements (including grant agreements) to perform research activities over a particular period of time. If we fail to perform our obligations under these agreements, in some cases our collaborators may terminate our agreements with them and in other cases our collaborators’ obligations may be reduced, which may decrease our overall revenues. More specifically, in the event that a collaborator terminates our agreement (or reduces its obligations thereunder), the research and development costs from the particular project, which were previously covered by such collaborator, may be borne by us. Our overall revenues will therefore be reduced by the addition of such R&D costs. In addition, any of our collaborators may fail to perform their obligations, which may hinder development and commercialization of products containing the product candidates we develop and materially and adversely affect our future results of operations. Furthermore, the various payments we receive from our collaborators are currently our primary source of revenues. If our collaborators do not make these payments, either due to financial hardship, disagreement under the relevant collaboration agreement or for any other reason, our results of operations and business would be materially and adversely affected. If disagreements with a collaborator arise, any dispute with such collaborator may negatively affect our relationship with one or more of our other collaborators and may hinder our ability to enter into future collaboration agreements, each of which could negatively impact our business and results of operations.

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

Evogene is actively leveraging AI-driven approaches to develop its ChemPass AI platform to enable partnerships that will co-develop novel small molecule-based therapeutics, and our efforts may face challenges and risks. Despite the potential of these innovative methods, our AI-driven drug discovery efforts may fail for various reasons, including:

▪	Limitations of Predictive Models: Failure of Evogene’s AI model to accurately predict effective molecules or inability to identify molecules with the desired therapeutic profiles.
▪	Preclinical Failure: Failure of drug candidates to demonstrate efficacy or safety in preclinical studies despite promising computational predictions.
▪	Intellectual Property Risks: Failure to secure or maintain intellectual property protections for discovered molecules.
▪	Competition: Risk of being outcompeted by other organizations with similar or superior technologies.
▪	Regulatory Hurdles: Difficulty in navigating complex regulatory pathways, including obtaining necessary approvals for drug candidates or AI-related methodologies.
▪	Funding Constraints: Inability to secure adequate funding for drug development programs.
▪
Evolution of AI Regulations: Unanticipated changes in the regulatory landscape regarding AI in healthcare, which could impose additional compliance burdens or limit the application of certain technologies.

▪	Data Quality and Availability: Dependence on high-quality, diverse chemical and biological datasets to train models. Insufficient or biased data may lead to suboptimal or incorrect predictions.
▪
Integration with Experimentation: Difficulties in aligning computational outputs with laboratory validation workflows, lack of seamless integration between virtual predictions and experimental feedback loops for iterative learning.

▪	Infrastructure and Compute Constraints:
o	High computational costs and infrastructure requirements for training and deploying advanced models.
o	Dependence on cloud computing platforms or proprietary hardware, which may pose logistical or financial challenges.
▪	Algorithmic Limitations:
o	Failure to enhance model accuracy in predicting molecular interactions, particularly for highly complex or novel targets.
o	Difficulty in balancing generative AI design with constraints required for drug-likeness and manufacturability.
▪	Securing Strategic Partnerships:
o	Challenges in forming partnerships with pharmaceutical or biotechnology and research organizations.
o	Risk of over-reliance on external partners for critical workflows, leading to delays or disruptions if partnerships fail.
o
Since we do not currently possess the resources necessary to independently develop and commercialize the majority of our drug candidates, we may seek to enter into collaborative agreements to assist in the development and potential future commercialization of some or all of these assets as a component of our strategic plan. However, our discussions with potential collaborators may not lead to the establishment of collaborations on acceptable terms, if at all, or it may take longer than expected to establish new collaborations, leading to development and potential commercialization delays, which would adversely affect our business, financial condition and results of operations.

▪	External Funding Challenges:
o	Difficulty in securing sufficient funding to scale and continue development of ChemPass AI tools.
o	Risk of reduced investor confidence if technological milestones are not achieved or if computational predictions fail to translate into successful experimental outcomes.
▪	Dependence on Collaborative Models:
o	Reluctance from potential partners to adopt novel AI-based approaches due to skepticism or lack of familiarity with predictive tools.
o	Challenges in demonstrating the commercial value of ChemPass AI tools to potential stakeholders without extensive validation data.

Success in early development does not indicate or guarantee that later development will be successful. For example, drug candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy despite having progressed through initial clinical trials and such candidates may never progress through later-stage trials.

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

Our subsidiary, AgPlenus, is currently developing solutions for crop protection through chemistry, or ag-chemistry. AgPlenus is developing these product candidates through a novel approach, focused on biologically significant proteins called “targets”. AgPlenus’ efforts to develop novel ag-chemical product candidates may fail for a variety of reasons, including:

▪	failure of its relatively novel target-based approach to lead to an effective product candidate or failure to identify chemical compounds that will display required level of performance;

▪	failure to establish cost-effective production of AgPlenus’ product candidates;

▪	failure to obtain and maintain patent and trade secret protection for its product candidates;

▪	failure to operate without infringing or violating the valid and enforceable patents or other intellectual property rights of third parties;

▪	inability to obtain sufficient funding to fully execute its ag-chemical business plan;

▪
one of our main research molecules suppliers is located in Ukraine, and has had, and may have in the future, limitations in access to molecules since the war in Ukraine, although such supplier has an alternative production site, and it is not our only supplier for research molecules;

▪	failure to meet regulatory requirements; and

▪	increase in regulatory requirements and limitations of use in various geographies on the use of ag-chemicals might decrease the potential market size for AgPlenus’ ag-chemical product candidates.

If AgPlenus’ efforts to develop ag-chemical product candidates are unsuccessful, our results of operations could be negatively impacted.

We are working to develop and commercialize seed-trait products, and our efforts may be unsuccessful.

We are developing seed-trait product candidates in our internal Ag-Seeds division. Our efforts to develop novel product candidates may fail for a variety of reasons, including:

▪	failure to identify and develop candidate genomic elements having the desired effect on the target trait in the plant of interest;

▪	failure to obtain and maintain patent and trade secret protection for our product candidates;

▪	failure to operate without infringing or violating the valid and enforceable patents or other intellectual property rights of third parties;

▪	inability to obtain sufficient funding to fully execute the business plan;

▪	failure to successfully complete development of our seed trait product candidates; and

▪	our failure to meet regulatory requirements for seed trait product candidates.

Furthermore, even if we are able to discover and begin to develop effective product candidates, we may not be successful if we are unable to find collaborators for further development and commercialization of the product candidates. If our efforts to develop seed trait product candidates are unsuccessful, our results of operations could be negatively impacted.

Biomica’s future prospects are substantially dependent on a third-party licensee for the successful development and commercialization of its microbiome-based product candidate, BMC 128.

Biomica has licensed its microbiome-based product candidate, BMC 128, to a third-party licensee and is expected to cease active operations following the completion of its Phase 1 clinical trials. Any future value that Biomica may realize from this license agreement is substantially dependent on the licensee's efforts, resources, and ability to advance BMC 128 through further development and commercialization, which remains highly uncertain. There can be no assurance that the licensee will successfully develop or commercialize BMC 128 or that Biomica will realize any meaningful value from this arrangement in the foreseeable future, if at all.

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

Our subsidiary, Casterra, is developing improved, high-yield castor bean seeds for use as a source of non-edible feedstock for industrial uses of castor oil. The supply chain in the market of castor oil for industrial uses is not well established and is evolving. In order for Casterra’s castor bean seeds to be an attractive feedstock for oil for industrial uses, it will need to demonstrate on a commercial scale that its castor beans can reliably be used as a cost-efficient feedstock for castor oil production. Casterra’s efforts to develop and commercialize castor been seeds for industrial uses may fail for a variety of reasons, including:

▪	failure to reach desired yields of its castor seed varieties on a commercial scale to secure economic viability as bio-based oil feedstock;

▪	failure to establish efficient mechanical harvest and grain processing solutions;

▪	failure to establish a cost-effective production of castor bean grains, allowing grower profitability;

▪	failure to reach large scale adoption of castor by growers, including the successful management of diseases and pests;

▪	failure to address the health and environmental risks posed by castor bean seeds, which contain ricin, a naturally occurring poison;

▪	failure to comply with any regulatory requirement related to sales of castor beans, and in particular those related to the import of such beans and the potential effects of ricin;

▪
Our cultivation and agro-technical support activities in South America may be materially and adversely affected by an economic slowdown, uncertainties with respect to the legal system and violent crime or terrorism in these regions;

▪	failure to establish efficient and reliable production and scale up capabilities of castor seeds, independently or through third party contractors; and

▪	failure to engage new buyers for our seeds, increase the amounts of seeds we sell, or maintain the price paid for our seeds.

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

We compete for personnel in a research and development market characterized by rapidly changing technologies and an evolving competitive landscape. In order for us to successfully compete and grow, we must attract, recruit, retain and develop personnel with requisite qualifications to provide expertise across a range of disciplines, including biology, chemistry, computer science and other fields relevant to our operations.

The number of qualified and highly educated personnel in the fields upon which our business focuses in Israel, is limited and competition for the services of such persons is intense. Although we have employment agreements with all of our employees, most of these agreements may be terminated on short notice by such employees, which may create an immediate strain on our activities.

Historically and as of the date hereof, there has been intense competition for qualified human resources in the Israeli high-tech and bio-tech industries. Although during 2025 there was a slight shift in the attrition level and we were able to attract more candidates to each open position (mainly due to the financial slowdown in Israel), we are still facing significant and intense competition in recruiting for our research and development positions.

Many of the companies with which we compete for qualified personnel have significant resources, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors. In addition, our employees may be increasingly targeted for recruitment by competitors and other companies in the bio-tech and the high tech industry, which may make it more difficult for us to retain employees and may increase retention costs. Training new employees with limited or no prior relevant experience could be time-consuming, expensive and require significant resources.

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

In light of the foregoing, there can be no assurance that qualified employees will remain in our employment or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

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

Our operations in the human health sector, namely the clinical trial by our subsidiary Biomica, are regulated by various laws, regulations, orders and procedures by the Israeli Ministry of Health. In particular, our clinical trials require a permit for a research plan (protocol) by the Helsinki Committee, operating under the Public Health Regulations (Clinical Trials in Humans), 1980 and are also regulated by the Israeli Public Health Ordinance, 1940.

If we fail to comply with any of the above-mentioned laws and/or regulations, we may be subject to fines and other civil, administrative or criminal sanctions (i.e., imprisonment), including the revocation of our toxin permits, business permits, or other permits and licenses necessary to continue our business activities.

If we develop a commercialized product(s), we further anticipate that we, our subsidiaries, and/or our collaborators, will need to apply for regulatory approval of certain products and may also become subject to additional regulatory regimes in the sale of such products. Such laws may include laws that govern which product(s) may be sold in a particular jurisdiction along with the manner of sales and marketing permitted in that particular jurisdiction. Such laws may be onerous to comply with and may vary from jurisdiction to jurisdiction. For example, in the United States, the regulation of biotechnology is divided among the United States Environmental Protection Agency, or EPA, which regulates activity related to the invention of plant pesticides and herbicides, the United States Department of Agriculture, which regulates the import, field testing and interstate movement of specific technologies that may be used in the creation of transgenic plants, and the United States Food and Drug Administration, or the FDA, which regulates foods derived from new plant varieties. As a result, certain of our products may have to be approved for sale by separate agencies that may regulate a different aspect of one or more of our future products.

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

If we, our subsidiaries, or our collaborators are unable to obtain the requisite regulatory approvals or there is a delay in obtaining such approvals as a result of negative market perception or heightened regulatory standards, such product candidates will not be commercialized, which would negatively impact our business and results of operations.

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

Once products integrating our discoveries and product candidates reach commercialization, if ever, product liability, warranty liability, personal injury, or other litigation claims may become a commercial risk to our business, particularly as some of the products that we develop may be harmful to humans or to the environment. Moreover, as our portfolio of available products expands, we may experience increases in product liability claims asserted against us. Courts have awarded substantial damages in the United States and elsewhere against a number of companies in the agriculture and human health industries in past years based upon claims for injuries allegedly caused by the use of their products. Product liability claims against us and/or our collaborators selling products that contain our product(s) or allegations of product liability relating to products containing our discoveries may damage our reputation, harm our relationships with our collaborators, and materially and adversely affect our business, results of operations, financial condition and prospects. Currently, we and/or our subsidiaries maintain an insurance policy according to the specific needs of each company, which may include commercial insurance, self-insurance (including direct risk retention), or a combination of both approaches, in amounts and on terms that we believe are reasonable and prudent in light of our business and related risks. We currently carry specific product liability insurance coverage for Casterra.   Any such insurance we obtain on these operations may be expensive and may not cover our potential liability in full. In addition, we may be subject to claims for which insurance coverage that we do carry is denied, as well as claims that exceed our policy limits. As a result, we may not be able to obtain the type and amount of insurance we desire, or any insurance on reasonable terms, in the markets in which we operate. Furthermore, while our collaboration agreements typically require that our collaborators indemnify us for the cost of product liability claims brought against us, such indemnification provisions may not be enforceable, and we may receive no indemnification if our own misconduct led to the claims.

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

In addition, as part of Casterra’s operations, we handle castor seeds, which contain ricin, a naturally occurring poison, and hence are unsuitable for human or animal consumption. Ricin is a naturally occurring carbohydrate-binding protein produced in the seeds of ricinus communis, the plant that produces castor oil. It is toxic when inhaled, ingested, or injected. As few as five to ten micrograms per kilogram can be lethal. The risk may occur when practicing a crop rotation scheme that involves growing an edible crop after castor. There is a risk that the harvesting machinery will not properly harvest seeds; and if the harvesting machinery fails to remove the castor seeds properly, there is a risk the seeds could germinate and develop into a plant, which may be collected during the second crop harvest and contaminate the edible yield with a toxic substance.

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

▪	require significant product redesign or systems redevelopment;

▪	render our product candidates less profitable, obsolete or less attractive compared to competing products;

▪	affect our collaborators’ willingness to do business with us;

▪	jeopardize import or export of raw material or end products, such as with respect to seedlings and products;

▪	reduce the amount of revenues we receive from our collaborators through milestone payments or royalties; and

▪	discourage our collaborators from offering, and consumers from purchasing, products that incorporate our discoveries.

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

We are subject to changing rules and regulations promulgated by a number of governmental and self-regulatory organizations, including the SEC and Nasdaq. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by Congress, making compliance difficult and uncertain, including the recent change to require directors and officers of foreign private issuers like us to the reporting obligations of Section 16 of the Exchange Act. The SEC is also currently reviewing additional possible rule changes for foreign private issuers. In addition, increasingly regulators, customers, investors, employees and other stakeholders are focusing on environmental, social and governance, or ESG, matters and related disclosures. These changing rules, regulations and stakeholder expectations could result in increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. For example, developing and acting on ESG initiatives, and collecting, measuring, and reporting ESG information and metrics, can be costly, difficult and time consuming and is subject to evolving reporting standards. We may also communicate certain initiatives and goals regarding environmental matters, diversity, responsible sourcing, social investments and other ESG matters in public disclosures. These initiatives and goals could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and ensuring the accuracy, adequacy, or completeness of the disclosure of our ESG initiatives can be costly, difficult and time-consuming. We may be affected by market or regulatory responses to climate change.

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

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions, including China. The legal systems of certain countries, including China, have not historically favored the enforcement of patents or other intellectual property rights, which could hinder us from preventing the infringement of our patents or other intellectual property rights and result in substantial risks to us. Proceedings to enforce our patent rights in the United States or foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert patent infringement or other claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license from third parties.

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

A substantial portion of our technologies and intellectual property is protected by trade secret laws. We rely on a combination of patent and other intellectual property laws as well as our employment agreements with our employees and other agreements with our collaborators and third parties to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not prevent disclosure, infringement or misappropriation of our confidential information. Our confidentiality, nondisclosure and assignment agreements or covenants may be breached, and we may not have adequate remedies for such a breach that would effectively prevent the further dissemination of our confidential information. We have limited control over the protection of trade secrets used by our collaborators and unauthorized disclosure might occur. In addition, others may independently discover our trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Laws regarding trade secret rights in certain markets where we operate may afford little or no protection of our trade secrets. Failure to obtain or maintain trade secret protection could adversely affect our business, sales and competitive position.

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

Israel was engaged in a war with Hamas, a terrorist organization based in the Gaza Strip on Israel’s southern border, from October 7, 2023 until October 2025, when a U.S.-brokered ceasefire took effect. Israeli forces remain deployed in parts of the Gaza Strip, and the situation remains volatile. Similarly, Israel was engaged in a military conflict with Hezbollah, a terrorist organization based in Lebanon on Israel’s northern border, which ended with a ceasefire in November 2024. Each such terrorist group has been sponsored by Iran. Iran itself directly entered the conflict, launching ballistic missile attacks against Israel in April 2024 and October 2024. In June 2025, following intelligence assessments indicating imminent attacks, Israel conducted strikes against Iranian military and nuclear infrastructure, which led to Iranian counterattacks before a ceasefire was reached after 12 days of hostilities. On February 28, 2026, Israel and the United States launched a second, larger-scale offensive against Iran. Iran has retaliated with sustained attacks across the Middle East and was joined by renewed Hezbollah attacks on Israel. As of the date of this filing, the conflict is ongoing with no ceasefire in place and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries.  Other Iranian-sponsored terrorist organizations in the Middle East, including the Houthi terrorist militia in Yemen, also launched aerial strikes against Israel during the two-year war period.

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

The continuation of the war has also led to a deterioration of certain indicators of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies (such as by Moody’s, S&P Global, and Fitch). As of the date of this Annual Report, Moody’s and S&P Global have revised their respective credit outlooks on Israel from “negative” to “stable.”

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

The Company’s reporting currency is U.S. dollars. In view of the fact that a substantial part of our expenses is in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our financial results. The appreciation (devaluation) of the NIS in relation to the U.S. dollar amounted to 12.5%, (0.6%) and (3.1%) as of December 31, 2025, 2024 and 2023, respectively. These fluctuations could cause our results of operations to differ from our expectations or the expectations of our investors. Additionally, such foreign currency exchange rate fluctuations could make it more difficult to detect underlying trends in our business and results of operations. As of the data of this Annual Report, we do not maintain a program to hedge transactional exposures in certain foreign currencies. If we enter into hedging contracts in the future, we may be unsuccessful in protecting against currency exchange rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Risk.”

We also cannot predict any future trends in the rate of inflation or deflation in Israel. The Israeli annual rate of inflation amounted to 3.0%, 3.2% and 2.6% for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Our research and development operations have been partly financed through certain governmental grants.  Certain of these grants are royalty-bearing grants under the terms of which we are committed to pay royalties at a rate of 3.0% - 4.0% on sales proceeds from our products that were developed under Israeli Innovation Authority, or the IIA, programs up to the total amount of grants received, plus accrued interest, linked to the U.S. dollar. Pursuant to the latest IIA regulations, grants received from the IIA before June 20, 2017, bear an annual interest rate that applied at the time of the approval of the applicable file and such interest will apply to all funding received under that approval. Grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month London Interbank Offered Rate, until December 31, 2023, and as of January 1, 2024, bear an annual interest rate based on the 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%. Grants approved after January 1, 2024, bear the higher of 12 months SOFR interest plus 1% or a fixed annual interest rate of 4%.

In addition, these IIA grants impose certain restrictions on the transfer outside of Israel of the underlying know-how and the manufacturing or manufacturing rights of the underlying products and technologies. As of December 31, 2025, we had received from the IIA approximately $9.6 million (including accrued interest) of royalty-bearing grants, and repaid approximately $4.4 million in royalties and an additional approximately $4.9 million from the IIA in respect of several non- royalty-bearing projects. We may not receive the required approvals should we wish to transfer the know-how, technology or manufacturing rights related to such government grants outside of Israel in the future or, if we receive such required approvals, they may be subject to certain conditions and payment obligations. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Government Grants.”

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

The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

▪	our inability to obtain additional funding;

▪
any delay in filing a regulatory submission for any of our product or product candidates and any adverse development or perceived adverse development with respect to the review of that regulatory submission by the applicable regulatory body;

▪	actual or anticipated fluctuations in our results of operations;

▪	variance in our financial performance from the expectations of market analysts;

▪	announcements by us or our competitors of significant business developments, changes in relationships with our collaborators, acquisitions or expansion plans;

▪	our involvement in litigation;

▪	our sale, or the sale by our significant shareholders, of ordinary shares or other securities in the future;

▪	failure to publish research or the publishing of inaccurate or unfavorable research;

▪	market conditions in our industry and changes in estimates of the future size and growth rate of our markets;

▪	changes in key personnel;

▪	the trading volume of our ordinary shares; and

▪	general economic and market conditions, including as a result of the scope and duration of the war in Israel.

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

We are required to meet the continued listing requirements of Nasdaq, including those regarding minimum share price. In particular, we are required to maintain a minimum bid price for our listed ordinary shares of $1.00 per share. On October 31, 2022, we received a written notification from Nasdaq, which stated that because the closing bid price of our ordinary shares for 31 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until May 1, 2023. On July 17, 2023, we announced that Nasdaq confirmed that we had regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of our ordinary shares.

On September 18, 2023, we received another written notification from Nasdaq, which stated that because the closing bid price of our ordinary shares for 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, we were not in compliance with Nasdaq Listing Rule 5550(a)(2).

In an effort to regain compliance with these rules, on July 24, 2024, we effected a reverse share split of our ordinary shares at the ratio of 1-for-10, such that each ten (10) ordinary shares, par value NIS 0.02 per share, have been consolidated into one (1) ordinary share, par value NIS 0.2 per share. While this action temporarily brought us into compliance, there is no guarantee that we will be able to sustain the minimum bid price or other listing standards in the future. Reverse share splits do not necessarily result in sustained market price improvements and can lead to a decrease in our overall market capitalization if the trading price of our shares declines. As of March 12, 2026, the trading price for our ordinary shares was again below $1.00 per share, with a closing price of $0.94 as of such date.

On January 17, 2025, the SEC approved an amendment to Nasdaq Listing Rule 5810(c)(3)(A)(iv), according to which, if a company fails to meet the minimum bid price requirement and the company has effected a reverse share split over the prior one-year period, the company would not be eligible for any compliance period and the Listing Qualifications Department will issue a Delisting Determination under Nasdaq Listing Rule 5810 with respect to that company’s securities. This change will apply to a company even if the company was in compliance with the bid price requirement at the time of its prior reverse share split. In addition, if a company’s security fails to meet the bid price requirement and the company has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then the company is not eligible for any compliance periods and Nasdaq must issue a Delisting Determination with respect to that security. Accordingly, there is a risk that if we effect reverse share splits, and our ordinary shares continue to trade below $1.00 per share for 30 consecutive business days, we will not be eligible for any compliance period and the Listing Qualifications Department will issue a Delisting Determination for our ordinary shares by Nasdaq.

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

As a foreign private issuer, we are exempt from compliance with the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and certain other reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, we are permitted to disclose limited compensation information for our executive officers on an individual basis and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

As a foreign private issuer, we have elected to follow home country corporate governance practices instead of certain Nasdaq corporate governance requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer whose shares are listed on the Nasdaq Capital Market, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers listed on Nasdaq. We currently follow Israeli home country practices, rather than the requirements under the Nasdaq corporate governance rules, with regard to the (i) quorum requirement for shareholder meetings, (ii) executive sessions for independent directors and non-management directors and (iii) the requirements to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). See “Item 16G. Corporate Governance.” Furthermore, we may in the future elect to follow Israeli home country practices with regard to other matters such as the requirement to have a majority independent board of directors, have a compensation committee and have a nominating committee. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on Nasdaq may provide less protection than is accorded to investors of domestic issuers. For further discussion, see “Item 16G. Corporate Governance.”

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

We believe we were a PFIC for U.S. federal income tax purposes in 2025, and  there is risk we will be a PFIC in 2026. U.S. shareholders who held our ordinary shares at any time during a taxable year in which we are a PFIC may suffer adverse tax consequences.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a PFIC for United States federal income tax purposes. According to these rules, a publicly traded non-U.S. corporation may treat the aggregate fair market value of its assets as being equal to the sum of the aggregate value of its outstanding shares, or Market Capitalization, and the total amount of its liabilities. We intend to take the position that the excess of our Market Capitalization plus liabilities over the book value of all of our assets may generally be treated as attributable to non-passive assets. Based on the book value of our assets and liabilities and our Market Capitalization in 2025, we believe that we met the PFIC asset test described above for 2025. Because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, there is risk we will be classified as a PFIC for the 2026 taxable year. However, because PFIC status is determined after the close of each taxable year, we will not be able to determine whether we will be a PFIC for the 2026 taxable year or for any future taxable year until after the close of such year.

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

ITEM 4.          INFORMATION OF THE COMPANY

A.          History and Development of the Company

Our History

We develop a pioneering computational chemistry platform specializing in the generative design of small molecules for the pharmaceutical and agricultural industries.

Our Company was founded on October 10, 1999 as Agro Leads Ltd., a subsidiary of Compugen Ltd. In 2002, our Company spun-off as an independent corporation under the laws of the State of Israel, and changed its name to Evogene Ltd.

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

Principal Capital Expenditures

Our capital expenditures in continuing activities for 2025, 2024 and 2023 amounted to approximately $0.1 million, $0.6 million and $0.6 million, respectively. Our capital expenditures during those years consisted of investments in property, plant and equipment. We anticipate our capital expenditures in 2026 to include payments for maintenance and improvements of our facilities in Israel in order to support our activities, which we anticipate we will finance with our currently available cash. For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2025 and for those currently in progress, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B.          Business Overview

Overview

We design novel, highly potent, small molecules, optimized across multiple-parameters, for drug development and ag-chemicals, by utilizing ChemPass AI, our computational generative AI engine.

Products based on small molecules development in the life sciences industries entails the identification of successful candidates from among a large number of potential prospects.  A major barrier in small molecule discovery is the limited exploration of chemical space. Most candidates come from a narrow, well-charted domain, restricting diversity, limiting innovation and reducing the chances of breakthrough discoveries.

At the same time, commercialization requires the simultaneous optimization of multiple, often conflicting, parameters - such as potency, selectivity, safety and synthesizability. These challenges are interconnected and create a significant development bottleneck.

The computational tech-engine that we have developed, ChemPass AI, is intended to address this challenge by prioritizing promising candidates, generating entirely novel molecular candidates, with the objective of increasing probability of success and reducing time and cost.

As of the beginning of 2025, the Company operated three tech-engines based on big data analytics and artificial intelligence, supported by multidisciplinary expertise in life sciences:

•	ChemPass AI, for discovery and optimization of small molecules;
•	MicroBoost AI, for discovery and optimization of microbial-based products; and
•	GeneRator AI, for discovery and optimization of genetic elements.

During 2025, we commenced the implementation of a strategic shift, to focus our efforts on developing products only based on small molecules. This new strategy resulted in two important changes: (i) we have focused our activities only on ChemPass AI, and stopped investing and developing the other two tech-engines and (ii) we have deployed ChemPass AI across two principal industries – pharmaceutical and agricultural.

In addition, we discontinued non-core activities, divested mis-aligned assets, resized the organization and established a business development team aligned with our refined strategy.

Following this strategic shift, we operate through three main organizational structure units:

(i) Computational unit - which develops and operates the core technological platform, ChemPass AI;

(ii) Pharmaceutical unit – which advances the development of novel small-molecule candidates with potential for commercial development; and

(iii) Agricultural unit - which focuses on ongoing development programs and collaborations with leading global agricultural-chemical companies through our subsidiary, AgPlenus.

During late 2025 and early 2026 we entered into the following collaborations, which demonstrate our new strategy:

A scientific collaboration with the research group of Professor Ehud Gazit from Tel Aviv University. This collaboration agreement was facilitated by Ramot, Tel Aviv University’s tech transfer company. This partnership aims to accelerate the discovery and optimization of novel small molecules as potential drug candidates for a range of diseases caused by the ordered self-assembly of small metabolites.

Collaboration with Unravel Biosciences, Inc., a clinical-stage therapeutics company established to advance drugs for complex diseases through its Predictable Medicine™ platform. This partnership aims to accelerate the discovery and optimization of a first-in-class small-molecule therapeutic capable of restoring myelin and reversing neurological damage in demyelinating diseases.

Collaboration with Systasy Bioscience GmbH, a biotechnology company leveraging proprietary DNA barcoding technology for hyper-multiplexed pathway profiling in patient-derived iPSC models to accelerate drug discovery for complex disorders, and LMU University Hospital Munich, aiming to accelerate the development of novel therapies for hyper-inflammatory diseases driven by dysregulated neutrophil activity, including inflammatory bowel disease (IBD). The collaboration brings together Evogene, Systasy, and Prof. Christoph Klein (LMU University Hospital in collaboration with the German Center for Child and Adolescent Health), with additional participation from the Weizmann Institute of Science in Rehovot, Israel. The program is supported by a prestigious pan-European EUREKA grant, which was awarded to advance this international drug discovery effort.

Collaboration with the research group of Dr. Mark Adams, a leading cancer genomics expert in the School of Biomedical Sciences and Faculty of Health at the Queensland University of Technology (QUT), Australia. This partnership aims to accelerate the discovery and optimization of novel small molecules as potential drug candidates for the treatment of chemotherapy and targeted therapy-resistant non-small cell lung cancer (NSCLC), as well as other cancers.

Business Model

We capitalize on the value of our platform through collaborations with industry partners, pooling resources to drive joint product development. Typically, our collaborators take the lead in experimental development, leveraging ChemPass AI to identify the product candidate and optimize it towards a commercial product.

Typically, the potential revenue stream from this business model contemplates:

•	Upfront payments;
•	R&D fees; and
•	Royalties from sales of end-products.

Fields of Activity

The ChemPass AI engine is used for the discovery and optimization of small molecules for two types of products: (i) drugs based on small molecules, in the field of human health and (ii) ag-chemicals, such as herbicides, insecticides and fungicides, in the field of agriculture.

Technology highlights

ChemPass AI

ChemPass AI is the Company’s proprietary computational engine for small-molecule discovery pipeline, supporting hit screening, hit-to-lead optimization and de novo molecule generation. It operates on ultra-large, curated chemical spaces of approximately 38 billion compounds and enables multi-parameter, constraint-based molecular design.

ChemPass AI combines proprietary algorithms with advanced artificial intelligence models to accelerate the identification and refinement of chemical leads. The platform incorporates a suite of internally developed tools, including:

•	PointHit, a virtual screening module designed to identify promising hit compounds from large chemical spaces;

•	ActiveSearch, an advanced analogue-searching engine intended to expand and refine chemical series; and

•	LeadOp GPT- a generative small molecule design engine that simultaneously optimizes multiple project specific parameters using generative AI.

These integrated capabilities are designed to streamline decision-making, reduce experimental iteration cycles and improve overall research outcomes.

The Company believes that ChemPass AI provides a differentiated approach to small-molecule discovery by enabling the design of compounds that simultaneously address three principal criteria:

•
Novelty – leveraging an approximate 38 billion-molecule training library, the platform is designed to generate novel, synthetically accessible and biologically active compounds, including candidates that explore previously underexploited regions of chemical space and may create new intellectual property opportunities.

•
Multi-Parameter Optimization – the platform is designed to optimize multiple chemical, biological and physicochemical parameters simultaneously, tailored to defined project constraints, with the objective of increasing the probability of technical and commercial success.

•	High Potency – AI-designed molecules are prioritized and refined through targeted experimental validation workflows to enhance potency and overall performance characteristics.

Our technological differentiation is supported by proprietary advancements developed by our internal research team, guided by scientific advisors, and strengthened through significant collaborations with leading technology providers, including Google Cloud.

We completed our first collaboration with Google Cloud in mid-2025 and focused on the development of a “first-in-class” foundation model for the generation of novel molecular product candidates optimized across multiple parameters. Utilizing a training dataset of approximately 38 billion molecular structures, the collaboration resulted in reported design precision levels of approximately 90%, which we believe exceeded prevailing industry benchmarks at the time.

In February 2026, we initiated a second collaboration with Google Cloud. This collaboration is focused on the integration of advanced AI agents into ChemPass AI using Vertex AI to automate complex scientific workflows, reduce manual errors, and enhance operational scalability. The objective of this collaboration is to improve the probability of technical and commercial success of novel small-molecule candidates generated by the platform.

We believe that this transition toward increasingly autonomous discovery capabilities is expected to support the expansion and scalability of ChemPass AI and to enhance its value proposition in future strategic partnerships within the pharmaceutical and agricultural industries.

Validation and screening systems

Our validation and screening systems are now focused on only supporting the ChemPass AI engine.

These capabilities include a comprehensive set of bioassays integrated into structured validation pipelines. The capabilities encompass diverse scientific disciplines, including biochemistry, molecular biology, microbiology and plant pathology, conducted primarily in laboratories and controlled greenhouse environments. All processes are accompanied by precise data gathering and are coordinated by pipeline management.

This infrastructure supports three core functions of our discovery platform: first, generating high-quality experimental datasets to enable the proof-of-concept and iterative refinement of our computational models; second, translating computational designs into synthesized compounds; and third, screening these novel molecules to confirm their biological activity.

Subsidiaries

Since 2015 and until the beginning of 2025, Evogene has utilized its technology to develop various product types through dedicated divisions and subsidiaries. In human health, we formed Biomica for microbiome-based therapeutics. In agriculture, we established Lavie Bio for ag-biologicals and AgPlenus for ag-chemicals. In other industries, we established Casterra to develop agricultural solutions for castor oil production. In alternative food, we established Finally, together with TKH.

During 2025, as a result of the Company’s strategic realignment, the following actions were taken with respect to some of our subsidiaries:

1.	Lavie Bio’s activity (including the MircoBoost AI for ag tech-engine) was sold to ICL. No further activities are planned for 2026.
2.	Biomica’s activity is expected to cease by the end of the second quarter of 2026, following the execution of its license agreement with Lishan Biotech.
3.
Casterra’s activity has been streamlined due to a reduction in the level of activity of Casterra’s principal customer in Africa, and it is currently focused on the Brazilian market. We expect to continue Casterra’s operation during 2026. Effective as of April 1st, 2026, Mr. Yoash Zohar will cease serving as Casterra’s Chief Executive Officer and will be replaced with Mr. Ofer Haviv, Evogene’s President and Chief Executive Officer.  Mr. Zohar will continue to serve as Casterra Chief Operating Officer.

4.
AgPlenus’s agricultural activities include ongoing development programs and collaborations with leading global agricultural-chemical companies. This subsidiary has also reduced its workforce. We expect to continue AgPlenus’s operation during 2026.

As part of our legacy activities, we are engaged in the following projects:

Finally Foods

In April 2024, we jointly established Finally Foods Ltd., or Finally, with The Kitchen FoodTech Hub, or TKH, a foodtech incubator and investment arm of Israeli food giant’s Strauss Group. Finally is an AI-driven company specializing in molecular farming for the food sector, committed to providing sustainable alternative sources to animal-based proteins using our GeneRator AI technology. We hold an approximately 32% of Finally’s issued and outstanding share capital, with the remaining ownership held by TKH, other investors and the founding team, consisting of Finally’s Chief Executive Officer and Chief Technology Officer.

TMG

In December 2018, we entered into a multi-year collaboration and license agreement with Tropical Melhoramento & Genética S/A, or TMG, a major Brazilian developer and marketer of soybean varieties, for the development of nematode-resistant soybean varieties using genome editing technologies. Under the collaboration and license agreement, we agreed to identify genomic elements for editing to attribute nematode resistance in soybean and then perform such edits on TMG’s commercial soybean germplasm. In turn, TMG has agreed to validate the efficacy of the edited soybean varieties in greenhouse assays and field trials in Brazil and for incorporation in its breeding pipeline.

Throughout 2025, the TMG team performed several phenotyping cycles on seeds engineered by Evogene to test for Nematode resistance. The data presented to be positive.  The results are currently under analysis.

Under the collaboration and license agreement, TMG obtained a worldwide, royalty-bearing license to incorporate genome edits originating from the collaboration in its soybean varieties. Evogene, on the other hand, obtained a non-exclusive, royalty-bearing license to commercialize such genome edits and soybean lines, subject to certain exclusivity restrictions. According to the collaboration and license agreement, each party is entitled to receive royalty payments from the other party when the products of the collaboration are commercialized, in accordance with the terms set forth therein. In addition, Evogene is entitled to success-based payments upon achievement of pre-defined development milestones.

Crop4Clima

In May 2023, we were awarded a grant as part of the Crop4Clima consortium funded by the EU Horizon’s EIC Transition program.

The project’s goal was to develop crops, focusing first on canola and rapeseed seeds, with the ability to increase assimilation of CO2 from the air while requiring less water intake when compared to crops grown under standard agricultural practices, in order to support sustainability goals. Such outcome would support efforts to reduce global warming by using plants with a higher uptake of carbon dioxide accumulation from the atmosphere while enabling the saving of scarce water resources and improved plant tolerance against drought conditions. Furthermore, it is expected that biomass yield per hectare would improve while the plants maintain a high oil content, as demanded by canola-derived products and the biofuel industry.

Other collaborators in this project included the Max Planck Society, Germany’s leading basic research institution, IN Society, an Italian not-for-profit that supports small and medium-sized enterprises, or SMEs, that and analyzes the impact of emerging technologies on society, and AgroBioInstitute, a Bulgarian Agricultural Academy institution. Evogene is functioning as the coordinator of the consortium. The first proof of concept of the program took place in April 2025, followed by complex validation trials on two different rapeseed varieties. During these trials, genetically modified plants were confirmed to significantly increase the ability of CO2 fixation while improving response to drought stress and maintaining their yield as well as nutritional values. The Crop4Clima project was completed on December 31, 2025, with an overall budget of €2.5 million, of which Evogene was awarded approximately €1.52 million to cover our estimated costs in this project.

Revenues

During 2025, except for sales of castor seeds by Casterra, our revenues consisted primarily of revenues generated under a licensing and collaboration agreement between AgPlenus and Bayer AG for the development of a new sustainable weed control solution and our on-farm cultivation services. A breakdown of our revenues by business activity and geographic markets for each of the last three financial years is provided in “Item 5. Operating and Financial Review and Prospects—Key Performance Indicators—Revenues.”

In 2026, we expect to continue to develop our product pipelines and initiate new collaborations with an increased focus on strategic relationships for joint product development. We also hope to continue to evolve our organization and to continue to examine new areas in which ChemPass AI can serve as a competitive advantage and additional value can be created in a relatively short period of time.

Major Occurrences and Developments

The following are major occurrences and developments in the Company throughout 2025 and through the date of this Annual Report, reflecting advancement in all areas of activity:

Evogene

•
Change in the Composition of the Board of Directors (March 2025) – Mr. Nir Nimrodi was appointed as our chairman of the board of directors. In addition, the Company's President and CEO, Mr. Ofer Haviv, joined as a member of the board of directors.

•	Completion Foundation Model (June 2025) - Evogene completed a first-in-class foundation model for generative molecule design, developed in collaboration with Google Cloud.
•
Collaboration (August 2025) - Evogene and Professor Ehud Gazit of Tel Aviv University announced a collaboration to develop new therapeutics for metabolic diseases. This collaboration aims to accelerate the discovery and optimization of novel small molecules as potential drug candidates for a range of diseases caused by the ordered self-assembly of small metabolites.

•	Change in Management (December 2025) – Evogene appointed Ms. Olga Nissan to serve as Vice President of Business Development of Evogene, effective as of January 1, 2026.

Collaboration (January 2026) - Evogene and Unravel Biosciences, Inc. announced a collaboration to develop a first-in-class therapy to reverse neurological damage in demyelinating disorders.

Lavie Bio

•
Acquisition (April 2025) – Lavie Bio signed a definitive agreement under which Dead Sea Works Ltd. (an affiliate of ICL Group Ltd.), or ICL, acquired the majority of its activity. As part of the definitive agreement, ICL also acquired Evogene’s MicroBoost AI for AG platform. In July 2025, Lavie Bio completed the transaction for the sale of its activity to ICL.

Biomica

•
Change in management and reduction of scope (June 2025) – Biomica’s chief executive officer, Dr. Elran Haber, stepped down as Biomica’s Chief Executive Officer due to a medical condition and Mr. Ofer Haviv, Evogene’s President and Chief Executive Officer, replaced him. In addition, Biomica announced a significant reduction of its internal R&D activity, including a reduction of its headcount. Biomica maintained the trials of its clinical phase I product BMC128, and in February 2026,

Evogene and Shanghai Lishan Biopharmaceuticals Co., or Lishan, entered into an exclusive licensing agreement related to the development, manufacturing and commercialization of BMC128.

Casterra

•	Collaboration (November 2025) - Casterra and Fantini Italia S.R.L. announced a strategic collaboration to advance agricultural mechanization for scalable commercial castor farming.

AgPlenus

•
New Mode of Action (February 2025) - AgPlenus announced discovery of a new mode of action for fungicides against wheat disease - Zymoseptoria tritici, the fungal pathogen responsible for Septoria tritici blotch, or STB, one of the most devastating diseases affecting wheat crops globally.

Market Segments

Agriculture

Lavie Bio Ltd.

Overview

In 2015, we initiated our activity for developing ag-biological products as a division within Evogene and early in 2019, it was organized under Lavie Bio Ltd., an independent company that upon establishment was wholly-owned by Evogene.

Lavie Bio’s aim was to improve food quality, sustainability and agricultural productivity through the introduction of microbiome-based AI-driven ag-biologicals. Ag-biologicals are externally-applied products from biological sources, such as microbial (micro-organisms) and naturally derived biochemistries, designed to improve crop productivity. A sub-segment within the microbial biologicals is the “microbiome”, the microbial population living close or within the plant or other organisms, such as pests.

In April 2025, Lavie Bio entered into a definitive agreement pursuant to which Dead Sea Works Ltd. (an affiliate of ICL Group Ltd., or ICL) agreed to acquire the majority of its activity for $15.25 million. As part of the definitive agreement, ICL also agreed to acquire Evogene’s MicroBoost AI tech engine for Agriculture platform for approximately $3.5 million. Pursuant to the definitive agreement, ICL also acquired Lavie Bio’s proprietary Biology Driven Design, or BDD, technology platform, microbial bank, pipeline of advanced development programs and current commercial product offerings. In addition, Lavie Bio’s core personnel transferred to ICL. In July 2025, Lavie Bio completed the disposition to ICL.

As of the date of this Annual Report, no additional activity is expected for Lavie Bio in the future. Lavie Bio has distributed and anticipates distributing the majority of its remaining cash to its shareholders, including Evogene, during 2026 and 2027.

AgPlenus Ltd.

Overview

In 2015, we initiated our activity for developing ag-chemical products as a division within Evogene, and in 2018, it was organized under AgPlenus Ltd., an independent company that upon establishment, was wholly-owned by Evogene. AgPlenus aims to design effective and sustainable crop protection products by leveraging computational predictive biology and chemistry. Crop protection refers to the science and practice of managing risks of weeds, plant diseases, and insects that damage agricultural crops and forestry. AgPlenus’ activities focus on discovery and development of new mode of action, or MoA, for crop protection products.

Market

According to an August 2024 article published by Global Market Insight,  the global crop protection chemicals market was estimated at approximately $91.4 billion in 2023 and is expected to grow to over $132 billion by 2032.1 Lack of available solutions for pest control and increasing resistance to existing crop protection solutions lead to a pressing need for novel crop protection products. However, due to current technological limitations and increasing regulatory requirements, the development of crop protection products is lengthy, complicated and expensive.
Competition

The ag-chemical R&D market, as described above, can be classified into four key groups of companies: (i) major seed and ag-chemical companies, such as BASF, Bayer, Syngenta Group, FMC and Corteva, with internal research and development units dedicated to development of ag-chemical products, (ii) mid-size ag-chemical companies, mainly Japanese companies focused on the Japanese market, that develop crop protection products, (iii) small to mid-size biotech companies that undertake new approaches to research and develop  novel crop protection products, and (iv) academic and agricultural research institutions, which focus on early stage activities.

1 https://www.gminsights.com/industry-analysis/crop-protection-chemicals-market#:~:text=Crop%20Protection%20Chemicals%20Market%20was,impact%20crop%20yields%20and%20quality

Business Model

AgPlenus’ business model is based on two commercialization avenues:

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

R&D collaborations – by  providing a tailored product offering per partner and product type, we seek to build long-term research and development relationships, mitigating the risk associated with building an independent pipeline. A typical collaboration agreement may include upfront payments, R&D payments, payments upon achievement of pre-defined development milestones, and royalties from product sales, which would typically be lower than the royalties under licensing agreements. AgPlenus may use collaboration partners for certain aspects along the development pathway.

Currently, AgPlenus’ revenues are derived from research and development payments under early-stage collaborations with Bayer. In the long term, we expect that: (i) as AgPlenus’ product candidates advance through development in our partners’ pipelines, and to the extent that they are commercialized by AgPlenus’ collaboration partners, revenues are expected to include milestone payments and royalty payments; and (ii) as AgPlenus’ internal pipeline product candidates further advance, AgPlenus will license its product candidates.

Product Development Programs

Scientific Approach

AgPlenus’ approach is based on the disruption of the traditional methods of ag-chemical discovery and optimization by implementing a target-based approach for identifying and developing new MoA crop protection products to address the growing resistance of pests (such as weeds, insects, and fungi) to existing commercial products. AgPlenus utilizes mainly Evogene’s ChemPass AI tech engine, as well as other advanced computational technologies and know-how, to drive its ag-chemical discovery.

AgPlenus’ approach typically begins with the computational and research-driven identification of protein ‘targets’, which are proteins that are essential to the  performance of the relevant weed, insect or fungi. Following the identification and validation of such targets, AgPlenus identifies candidate Hits, which are chemical compounds (small molecules) that potentially inhibit these targets. AgPlenus screens candidate Hits to identify those that demonstrate an effect on the pest of focus. Hits displaying confirmed activity in the initial validation screens, enter the Hit-to-Lead process, which includes computational optimization and additional, more advanced, validation experiments.

In addition, these capabilities can also be used independently of each other to discover new Hits for known targets, to optimize an existing Hit to Lead and to optimize a commercial molecule.

Product Development Cycle

The product development cycle for ag-chemical products is generally comprised of several stages, described as follows:

Discovery stage

▪	Identification of Targets – identification and validation of vital targets or proteins that when inhibited (for instance, by a chemical), lead to weed, insect or fungi death.

▪
Identification of Hits – screening of chemical compounds for the identification of candidate Hits that potentially inhibit identified vital targets and are capable of achieving the desired impact on the weeds, insects or fungi of interest. The discovery process includes in-silico as well as biological screening and validation activities.

▪
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

Lead optimization stage

▪
In this stage, multiple field trials are conducted in diverse geographies, as well as greenhouse experiments on resistant weed biotypes and on commercial crops, and the compound structure and formulation are finalized. Lead optimization also entails initial toxicology tests, process engineering on the molecule and a significantly detailed cost of goods analysis.

Pre-development stage

▪	In this stage, field trials to validate all commercial cases are conducted, including testing product mixtures, as well as additional safety trials. This stage ends with a ‘Pre-Development’ compound.

Development, regulation and registration stage

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

Product Development Pipeline

The following table sets forth AgPlenus’ main internal product development programs:

In 2024, AgPlenus partnered APTH1 with Bayer and continued to develop fungicides for the fungus, Zymoseptoria tritici, responsible for Septoria Blotch in wheat. In 2025, AgPlenus focused on developing its Zymoseptoria Tritici program, and despite a reduction in the number of employees, AgPlenus advanced its development candidates through the development process.

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

Pursuant to the collaboration agreement, Corteva obtained a worldwide, royalty-bearing, exclusive license to use and modify chemical compounds identified under the collaboration to develop and commercialize weed control products containing such compounds. Moreover, AgPlenus was entitled to research and development payments and is entitled to milestone payments upon achievement of certain development milestones as well as royalty payments from future sales of products developed under the collaboration.

Bayer AG – Herbicides

In February 2024, AgPlenus entered into licensing and collaboration agreements with Bayer AG, or Bayer, for the development of a new sustainable weed control solution. This agreement grants Bayer an exclusive license for the development and commercialization of products developed within the collaboration. AgPlenus will be entitled to receive an upfront payment, ongoing research funding, milestone payments, and royalties based on future product sales, subject to certain conditions set forth therein.

Intellectual Property

AgPlenus is seeking patent protection for intellectual property rights covering its leading product candidates in main target markets. Currently, AgPlenus has three granted patents in Israel and one granted patent in Europe, and 37 patent applications for these three product candidates pending across various jurisdictions.

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

Currently, AgPlenus does not have any commercialized products and therefore, its revenues are not subject to variations based on seasonality. However, our expectation is that, in the future, sales cycle of the products AgPlenus develops will be dependent on crop seasonality.

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

In June 2025, Biomica’s Chief Executive Officer Dr. Elran Haber, stepped down from his role due to a medical condition and was replaced by Mr. Ofer Haviv, Evogene’s President and Chief Executive Officer. In addition, Biomica announced it would significantly reduce its internal R&D activity, including a reduction in its headcount.

During 2025, as a result of a reduction in its activities, Biomica ceased development of its Inflammatory Bowel Diseases and Irritable Bowel Syndrome programs, which were both previously in the pre-clinical development phase.

As of the date of this Annual Report, Biomica employs 1.5 full-time employees. Biomica will maintain its clinical phase I trial with its product, BMC128, which is designed primarily to evaluate the safety and tolerability of BMC128, in combination with nivolumab, an anti-PD1 immune checkpoint inhibitor, in patients with non-small cell lung cancer (NSCLC), melanoma, or renal cell carcinoma (RCC), and is expected to be completed by June 2026.

On February 4, 2026, Biomica, entered into an exclusive worldwide licensing agreement with Shanghai Lishan Biopharmaceuticals Co., Ltd., or Lishan Biotech, for BMC128 (designated as LS-LBP-002 by Lishan Biotech), a microbiome-based therapeutic designed to enhance anti-tumor immune activity. This agreement grants Lishan Biotech exclusive rights (subject to reaching certain commercial milestones) to further develop, manufacture and commercialize the BMC128, which was developed by Biomica. Pursuant to the terms of the licensing agreement, Biomica is eligible to receive development milestones payments upon progress of Lishan Biotech’s clinical trials and receipt of regulatory approvals, sales milestones payments, and royalties from Lishan Biotech’s sales of future products, subject to certain conditions set forth therein.

Following the execution of the agreement with Lishan Biotech and the completion of phase-I of the clinical trial for BMC 128, no further activity is expected for Biomica. Biomica anticipates distributing the majority of its remaining cash to its shareholders, including Evogene.

Industrial Applications

Casterra Ag Ltd.

Overview

Our activities related to castor seeds were initiated in 2007 and in 2012 were organized under a wholly owned subsidiary, currently named Casterra Ag Ltd. Casterra focuses on the development of an integrated solution for castor cultivation, including advanced non-GMO high-yielding castor seed varieties, compatible agricultural machinery, and agronomic protocols. Casterra’s main target markets are Africa and Brazil, where large scale castor agriculture and industry are well established. During 2025, Casterra’s sales of seeds reached $2,168 thousand, and it increased its production capabilities by signing agreements with seed producers in Kenya and Brazil.

Due to a reduction in the level of activity of Casterra’s principal customer in Africa in the field of castor oil production, Casterra is currently focusing most of its efforts on the Brazilian market. Brazil is an established market for castor cultivation on a significant commercial scale, characterized by multiple players and an emerging sector of mechanized castor farming, for which Casterra’s varieties are well suited. In commercial fields and field trials conducted in Brazil during 2025, the results obtained for Casterra’s three commercial castor seed varieties – 701, 712 and 716 – demonstrated high commercial potential and attractive economic viability. As a result of the change in operational focus, Casterra has reduced its workforce that was designated for activities in Africa and plans to sell its seed inventory in Africa as grains rather than as seeds.

Market

Castor beans are grown for their high-quality oil, which is used for the production of bio-based products for various industrial applications such as cosmetics, pharmaceuticals, paints, lubricants, plastics, coats, films and others. The global castor oil market is projected to grow from an estimated value of $1.36 billion in 2025 to reach $1.83 billion by 2035, at a CAGR of 3.2%.2

Castor is primarily cultivated as a “low-tech” crop in its primary production regions globally, employing traditional methods such as manual sowing and harvesting. Castor oil possesses a distinct chemical composition among plant oils, exhibits a smaller market share, and is priced substantially higher compared to other plant-based oils (e.g., palm oil, soybean oil, rapeseed oil, and sunflower oil).34

Due to its unique chemical properties, castor oil is suitable as a substitute for fossil fuels in numerous significant industrial applications and holds the potential to transform into a crucial lower carbon, biodegradable feedstock for industrial markets.5

For this transformation to occur on a largescale, production volumes must increase, and prices must decrease, transforming castor oil into a commodity rather than a specialized premium market.6 Casterra estimates that employing its proprietary castor seeds, coupled with tailored mechanized solutions and agronomic expertise, can significantly reduce these costs and support scalable, dependable, and cost-effective castor farming.

Competition

Casterra’s competition in its target markets mainly includes a few companies that supply castor seeds to growers worldwide, such as Kaiima Seeds (Brazil, Africa) and Terasol (Brazil).

Business Model

Casterra’s business model is to sell its proprietary castor seed varieties to castor growers, together with targeted agro-technical support. Casterra’s offering includes high yielding varieties with plant structure suitable for mechanized harvest, best practices for large-scale castor growing, and advanced compatible mechanical harvesting and dehulling solutions.

Key agreements

Casterra Agreements with ENI and its Affiliate

On June 21, 2023, Casterra announced that it entered into a framework agreement to sell seeds of its proprietary castor varieties to ENI Kenya B.V., or ENI, for cultivation in specific African territories at a commercial scale for biofuel production. During the first quarter of 2025, Casterra delivered orders (which were backlog from the prior year) valued at approximately $2,168 thousand. As of the date of this Annual Report, the Company has not received any additional seed orders from ENI.

Intellectual Property

Casterra’s policy is to register 'breeders rights' over its commercial castor varieties, in target territories. As of the date of this Annual Report, Casterra is in the process of filing breeders rights in Europe and Africa. To date, Casterra has registered its commercial varieties in Brazil.

2 https://www.futuremarketinsights.com/reports/castor-oil-market
3 https://www.researchgate.net/publication/345766202_Castor_oil_Ricinus_communis_a_review_on_the_chemical_composition_and_physicochemical_properties
4 Commodity Prices - Price Charts, Data, and News - IndexMundi
5 https://link.springer.com/article/10.1186/s40508-016-0055-8#Fig2
6 https://www.24chemicalresearch.com/reports/293992/castor-oil-its-derivatives-forecast-market?utm_source=chatgpt.com

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

C.          Organizational Structure

The legal name of our company is Evogene Ltd. and we are organized under the laws of the State of Israel. As of the date of this Annual Report, we hold directly and indirectly the percentage indicated of the issued and outstanding capital stock of the following significant subsidiaries:

Name of Subsidiary	Jurisdiction	Ownership Interest
AgPlenus Ltd.	Israel	98.3% (1)
Biomica Ltd.	Israel	75.8% (2)
Casterra Ag Ltd. (formerly known as Evofuel Ltd.).	Israel	99.5% (3)
Lavie Bio Ltd.	Israel	68.9% (4)

(1)	The remaining 1.7% of AgPlenus Ltd.’s issued and outstanding share capital is held by AgPlenus’ former Chief Executive Officer and current director as a result of exercise of options.
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
(4)
The remaining 31.1% of Lavie Bio Ltd.’s issued and outstanding share capital is held by (i) Pioneer Hi-Bred International, Inc. (also known by the name Corteva), who holds 26.6%, and (ii) Lavie Bio’s former employees, who hold 4.5% as a result of exercise of options.

D. Property, Plants and Equipment

Our principal facility is located in Rehovot, Israel and consists of 1,870 square meters (approximately 20,129 square feet) of leased office space accommodating our corporate offices and our molecular, microbial and crop protection labs. The lease for this facility will expire December 31, 2027; however, we have an option to extend it until December 31, 2030.

We perform most of our testing in plants, or in-planta testing, at our “Greenhouse Research Center”, located on two adjacent lots that we lease outside Rehovot. The first lease covers approximately 13,500 square meters (approximately 145,000 square feet) of land, and expires on July 21, 2028. The second lease covers approximately 10,000 square meters (approximately 108,000 square feet) of land and expires on May 10, 2028, and we hold an option to renew such lease for an additional 24-month period.

The Greenhouse Research Center contains greenhouses, which are used for various in-planta experiments of the company, its subsidiaries and other third parties. In addition, the Greenhouse Research Center contains warehouses, office facilities and seed banks.

Our office space facilities are 80% utilized, while our lab space and farm facilities are 50% utilized. We have no material tangible fixed assets apart from the leased properties described above. We believe that our currently leased facilities meet our needs for the short and mid-terms.

Item 4A.          Unresolved Staff Comments

None.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with our consolidated financial statements as of, and for the year ended, December 31, 2025 and related notes and the information contained elsewhere in this Annual Report. Our financial statements have been prepared in accordance with IFRS as issued by the IASB. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information—D. Risk Factors” and “Special Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

Summary

Evogene has four main subsidiaries, each focused on a different type of product and target market. Each subsidiary has its own board of directors, management team, research and development, or R&D, and business development teams that focus on developing its own pipeline and go-to-market activities. At the same time, each subsidiary benefits from using Evogene’s technology under an exclusive license from Evogene to use the tech-engines’ discovery and development that are relevant to the subsidiary’s field of activity. The terms of these licenses provide that the subsidiary owns the discoveries and product candidates that result from the utilization of the respective tech engine, while Evogene retains all rights to the tech-engines themselves. According to the characteristics of the end-market, the subsidiaries can decide to commercialize their products independently or in collaboration with partners. During 2025 and early 2026, as part of our new business strategy, most of Lavie Bio’s assets were sold, Biomica licensed its BMC128 to Lishan Technologies and Casterra ceased its activity in Africa, AgPlenus was integrated into our core activity.    Information on our new strategy is set forth in this Annual Report under “Item 4. INFORMATION OF THE COMPANY —B. Business Overview.

Another business model is product development. This can be done either independently or through collaborations. In this business model Evogene either initiates internally or engages with partners for joint development of defined products, in alignment with the partners. In the case of a collaborative engagement, Evogene typically conducts the computational discovery activity, while the partner performs the experimental parts of the discovery process. Later stage development and commercialization are carried out by the partner. Under this model, Evogene’s potential revenues include R&D funding for activities that Evogene conducts in the collaboration, milestone payments for when the candidates advance in our partners’ pipelines and revenue sharing from the end-product.

Today, Evogene has a number of small scale collaborations, and we aim to engage in additional collaborations in the future.

Key Performance Indicators

Revenues

Our revenues are principally derived from research and development payments under our collaboration and licensing agreements and related arrangements with our collaborators. Some of our agreements with collaborators also provide for success-based payments, such as milestone payments paid by our collaborators upon the occurrence of certain specified events and royalty revenues based on the sales or transfer of products our collaborators develop that contain, or are based on, our discoveries, which we license to them. We have not yet generated revenues from royalty payments. In June 2023, Casterra, our subsidiary that focuses on the development and sale of proprietary improved castor seed varieties, announced that it signed a framework agreement with ENI for the sale of castor varieties at a commercial scale for biofuel production. Under this agreement, Casterra received an order totaling $9.1 million. In addition, during June 2023 Casterra received an additional order totaling approximately $2.2 million to supply castor seeds. During the second quarter of 2024, Casterra received an additional purchase order totaling approximately $440 thousand to supply castor seeds to a new African country in 2024. Under the framework of these agreements, during 2025 Casterra supplied castor seeds in an amount of approximately $2.2 million. By the end of 2025, due to a significant decline in demand for castor seeds, Casterra ceased its operations in Kenya, reduced its headcount and overall expense level, and is currently focusing its activities on the Brazilian market.

During July 2023, Lavie Bio entered a licensing agreement with Corteva and granted it exclusive rights to advance and commercialize Lavie Bio's lead bio-fungicides, LAV311 and LAV312. Lavie Bio received an initial payment of $5 million, in two installments: an initial payment of $2.5 million in September 2023 and a second payment of $2.5 million in March 2024. In addition, Lavie Bio Ltd. was also eligible for additional future milestone payments and royalties from Corteva's sales of the products. In November 2024, Lavie Bio terminated its licensing agreement with Corteva. Lavie Bio regained full rights and freedom to operate the licensed technology and the lead bio-fungicide candidates.

On April 21, 2025, we announced the acquisition of most of the activities of Lavie to ICL for a total consideration of $15,250. In addition, ICL acquired our MicroBoost AI TechEngine for the agriculture field for a total consideration of $3,464. In connection with the transaction, Lavie Bio redeemed a SAFE which was entered into with an ICL affiliate in August 2022.

 On February 16, 2024, AgPlenus entered into a licensing and collaboration agreement with Bayer for the development of a new sustainable weed control solution. This licensing and collaboration agreement grants Bayer an exclusive license for the development and commercialization of products developed within the collaboration. According to this licensing and collaboration agreement, AgPlenus was entitled to receive a license payment, ongoing research funding, milestone payments, and royalties based on future product sales, subject to certain conditions as stipulated in the agreement.

Breakdown of Revenues by Operating Segment:

The following table presents a breakdown of net revenues by operating segment for the periods indicated.

Operating Segment:	2025	2024 (*)	2023 (*)
	(U.S. dollars, in thousands)
Agriculture	$1,374	$2,955	$1,133
Industrial application	2,168	2,219	1,075
Human health	-	80	487
Unallocated	311	323	287
Total	$3,853	$5,577	$2,982

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

Geographical Breakdown of Net Revenues

The following table presents net revenues by geographic breakdown of customers as a percentage of our total net revenues for the periods indicated. This data refers to the location of the customer and does not take into consideration the location of the end-user (to the extent it is different).

Geographical Region:	2025	2024 (*)	2023 (*)
United States	9%	17%	33%
Israel	12%	11%	31%
Europe	26%	41%	1%
Africa	53%	31%	35%
Total	100%	100%	100%

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations

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

Operating Expenses

Research and Development Expenses, net: Research and development expenses primarily consist of costs related to our internal or independent research and development activities, as opposed to development costs incurred in connection with our collaborations (which are included in cost of revenues). These independent activities of ours include the further development of our product pipeline, enhancement and expansion of our CPB platform and improvement of our computational, scientific and validation technologies, know-how and capabilities used by our subsidiaries and product divisions. Research and development costs include: salaries and related personnel costs (including share-based compensation); payments to third party suppliers and subcontractors, field-trials and pre-clinical studies carried out by third parties; cost of disposable materials; expenses associated with participation in professional conferences; operational overhead costs, which include costs related to leasing and operating our office, laboratory facilities and greenhouses; depreciation of property, plant and equipment; and amortization of intangible assets. Expenses related to our intellectual property, such as legal and other costs associated with patent applications, are also included as research and development expenses. We expect that our research and developments expenses will decrease during 2026 due to our intention to focus our efforts on the use of our ChemPass AI tech-engine in the field of AI powered drug discovery in the pharma market segment, and due to the implementation of certain expense reduction measures on our and our subsidiaries’ levels.

Sales and Marketing Expenses: Sales and marketing expenses consist of costs primarily related to commercialization activities of our subsidiaries for product launch and maintaining our relationships with our collaborators and establishing new collaborations. These costs include salaries and related personnel costs (including share-based compensation), travel expenses and expenses related to legal and professional services. We expect that our sales and marketing expenses will be decreased during 2026 due to the implementation of certain expense reduction measures on our and our subsidiaries’ levels.

General and Administrative Expenses: General and administrative expenses mainly consist of salaries and related personnel costs (including share-based compensation) for our general and administrative employees; legal, D&O liability insurance, and professional services; expenses related to HR activities and employee benefits and welfare; expenses for consulting; and other expenses associated with being a U.S. publicly listed company. We expect that our general and administrative expenses will be decreased during 2026 due to the implementation of certain expense reduction measures on our and our subsidiaries’ level.

Financing Income and Expenses

Financing income primarily consists of interest income on our cash bank deposits, income related to a remeasurement of warrants and pre-funded warrants, income related to a revaluation of outstanding convertible amount of $10.0 million invested in our subsidiary Lavie Bio under a SAFE agreement with ICL and foreign currency exchange income.

Financing expenses primarily consist of expenses related to excess of initial fair value of pre-funded warrants over transaction proceeds; expenses related to amortization of deferred expenses related to issuance of warrants; foreign currency exchange expense; interest expense for our operating lease liability; expenses related to a revaluation of outstanding convertible amount of $10.0 million invested in our subsidiary Lavie Bio under a SAFE agreement with ICL; and expenses related to bank charges and commissions. The interest due on government grants is also considered a financial expense and is recognized beginning on the date on which we receive the grant until the date on which the grant is expected to be repaid.

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carryforward tax losses totaling approximately $226 million as of December 31, 2025, to be carried forward indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel for the foreseeable future, until we have taxable income after the full utilization of our carryforward tax losses.

Our U.S. subsidiaries, Evogene Inc., Lavie Bio Inc., Lavie Bio Tech Inc., Taxon Biosciences Inc. and AgPlenus Inc. are subject to U.S. income taxes. In 2025, the tax rates applicable to those companies were approximately 21% and 3.41% (federal tax and state tax, respectively, where those companies operate).

Segment Data

We divide our operations into three operating segments – agriculture, human health and industrial applications, as follows:

▪
Agriculture: our agriculture segment includes our division and subsidiary engaged in agricultural activities, including seed traits activity and ag-chemicals activity (through our subsidiary AgPlenus).

▪
Human Health: our human health segment focuses mainly on discovery and development of human microbiome-based therapeutics (through our subsidiary Biomica) and Canonic (which ceased its operations in 2024). In addition, we design novel, highly potent, small molecules, optimized across multiple-parameters, for drug development, by utilizing ChemPass AI, our computational generative AI engine.

▪	Industrial Applications: our industrial applications segment focuses on the development and commercialization of improved castor bean seeds for industrial uses (through our subsidiary Casterra).

The following table presents our revenues, cost of revenues, depreciation expenses and operating loss from continued operations, by segment, for the periods presented:

	Agriculture (*)	Industrial Applications	Human Health	Unallocated (*)	Total
	(U.S. dollars, in thousands)
Year ended December 31, 2025
Revenues	$1,374	$2,168	$-	$311	$3,853
Cost of revenues	$(428)	$(3,553)	$-	$(113)	$(4,094)
Depreciation expenses	$(124)	$(94)	$(101)	$(203)	$(522)
Operating loss	$(4,097)	$(3,540)	$(2,653)	$(3,744)	$(14,034)
Year ended December 31, 2024
Revenues	$2,955	$2,219	$80	$323	$5,577
Cost of revenues	$(952)	$(1,290)	$(98)	$(40)	$(2,380)
Depreciation expenses	$(201)	$(32)	$(141)	$(205)	$(579)
Operating loss	$(6,120)	$(2,411)	$(7,240)	$(3,033)	$(18,804)
Year ended December 31, 2023
Revenues	$1,133	$1,075	$487	$287	$2,982
Cost of revenues	$(370)	$(460)	$(620)	$(40)	$(1,490)
Depreciation expenses	$(147)	$(31)	$(213)	$(267)	$(658)
Operating loss	$(7,074)	$(39)	$(10,349)	$(4,769)	$(22,231)

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

A.          Operating Results

The following table sets forth our overall results of operations (on an unsegmented basis) for the years ended December 31,  2023, 2024 and 2025. The below discussion of our results of operations omits a comparison of our results for the years ended December 31, 2023 and 2024. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Comparison of Period-to-Period Results of Operations” in our Annual Report on Form 20-F for the year ended December 31, 2024, which we filed with the SEC on March 27, 2025.

	2025	2024 (*)	2023 (*)

Consolidated Statements of Comprehensive loss:

(U.S. dollars, in thousands)
Revenues	$3,853	$5,577	$2,982
Cost of revenues:
Inventory impairment	2,180	-
Other cost of revenues	1,914	2,380	1,490
Total Cost of Revenues	4,094	2,380	1,490
Gross profit (loss)	(241)	3,197	1,492
Operating expenses (income):
Research and development, net	7,994	12,511	16,196
Sales and marketing	1,476	1,983	2,152
General and administrative	4,286	6,993	5,375
Other expenses	37	514	-
Total operating expenses, net	13,793	22,001	23,723
Operating loss	(14,034)	(18,804)	(22,231)
Financing income	2,508	7,393	1,213
Financing expenses	(1,933)	(3,358)	(928)
Share of loss of an associate	39	39	-
Loss before taxes on income	(13,498)	(14,808)	(21,946)
Taxes on income	1	9	19
Loss from continuing operations	(13,499)	(14,817)	(21,965)
Income (loss) from discontinued operations, net	5,672	(3,237)	(3,989)
Loss	$(7,827)	$(18,054)	$(25,954)

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Preliminary Note Re: Lavie Bio and MicroBoost AI for Ag

The financial results for the year ended December 31, 2025 of Lavie Bio and the MicroBoost AI for Ag operations, are presented as a single-line item in Evogene’s consolidated statements of profit and loss and in this Operating and Financial Review and Prospects under the caption – “Income (loss) from discontinued operations, net”. This accounting treatment follows our sale of the majority of Lavie Bio’s activities and the MicroBoost AI for Ag. As a result, all prior period amounts presented were reclassified to conform to this presentation.

Revenues

Our total revenues decreased by approximately $1.7 million, or 30.4%, to approximately $3.9 million for the year ended December 31, 2025 from $5.6 million for the year ended December 31, 2024. The decrease was primarily driven by lower revenue recognized from AgPlenus’ activity, which included one-time payment during the first quarter of 2024 and revenues recognized from the collaboration agreement with Corteva, which was completed during 2024.

Cost of Revenues

Cost of revenues increased by approximately $1.7 million, or 70.8%, to approximately $4.1 million for the year ended December 31, 2025 from $2.4 million for the year ended December 31, 2024. The increase was primarily attributable to an inventory impairment of approximately $2.2 million recorded by Casterra during the fourth quarter of 2025 mainly due to its decision to cease its operations in Kenya as noted above.

Gross Profit

Gross profit decreased by approximately $3.4 million, or 106.3%, to a loss of approximately $0.2 million for the year ended December 31, 2025 from a profit of approximately $3.2 million for the year ended December 31, 2024, due to the combined impact of changes in our revenues and cost of revenues, as described above.

Operating Expenses

Research and Development Expenses, Net. Research and development expenses decreased by approximately $4.5 million, or 36.0%, to approximately $8.0 million for the year ended December 31, 2025 from approximately $12.5 million for the year ended December 31, 2024. The decrease was primarily due to reduced expenses in Biomica, Casterra and AgPlenus as compared to the same period the previous year.

Sales and Marketing Expenses. Sales and marketing expenses decreased by approximately $0.5 million, or 25.0%, to approximately $1.5 million for the year ended December 31, 2025 from approximately $2.0 million for the year ended December 31, 2024. The decrease was mainly due to reductions in Evogene and Biomica personnel costs.

General and Administrative Expenses. General and administrative expenses decreased by approximately $2.7 million, or 38.6%, to approximately $4.3 million for the year ended December 31, 2025 from approximately $7.0 million for the year ended December 31, 2024. This decrease was mainly attributable to expenses recorded during the year 2024 related to a provision for doubtful debt for one of Casterra’s seed suppliers as well as transaction costs associated with Evogene’s fundraising in August 2024. Additional decrease is attributable to a reduction in Biomica’s activities and personnel costs during 2025.

Other Expenses, net. Other expenses, net of approximately $37 thousand were recorded in 2025, which was  mainly due to the impairment of fixed assets associated with the reduction in Biomica’s activities, and partially offset by income recognized in the first quarter of 2025 related to the accounting treatment of Evogene’s sub-lease agreement. The decision to cease Canonic’s operations in the first half of 2024 resulted in other expenses of approximately $0.5 million, primarily due to the impairment of fixed assets.

Financing Income and Expenses

Foreign currency and exchange risk

A significant portion of our expenses is denominated in currencies other than the U.S. dollar. The Company is therefore subject to non-U.S. currency risks and non-U.S. exchange exposure, especially the NIS. A significant portion of our operating costs are in Israel, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and other currencies. Furthermore, we anticipate that a significant portion of our expenses will continue to be denominated in NIS. We do not hedge against currency risk through the use of forward currency contracts or other financial instruments. See “Item 3D. Risk factors—Risks Relating to Our Incorporation and Location in Israel between the U.S. dollar and the NIS may negatively affect our financial results.” Exchange rates can be volatile and a substantial change of foreign currencies against the U.S. dollar could increase or reduce the Company’s expenses and net loss and impact the comparability of results from period to period. The appreciation (devaluation) of the NIS in relation to the U.S. dollar amounted to (0.6%) and 12.5% as of December 31, 2024, and 2025, respectively.

Financing Income. Financing income decreased by approximately $4.9 million, or 66.2%, to approximately $2.5 million for the year ended December 31, 2025 from approximately $7.4 million for the year ended December 31, 2024. This decrease was mainly associated with accounting treatment of pre-funded warrants and warrants issued in August 2024. Pre-funded warrants and warrants were classified as a liability on the consolidated statements of financial position, were initially recorded at fair value and subsequently remeasured at each reporting period using the Black-Scholes option pricing model. As a result, during 2025 we recorded financial income related to the remeasurement of warrants and pre-funded warrants of approximately $1.8 million as compared to financial income of approximately $6.5 million in same period of 2024.

Financing Expenses. Financing expenses decreased by approximately $1.5 million, or 44.1%, to approximately $1.9 million for the year ended December 31, 2025 from $3.4 million for the year ended December 31, 2024. The decrease was mainly associated with accounting treatment of pre-funded warrants and warrants issued in August 2024. As of the date of the offering in August 2024, the excess of the initial fair value of pre-funded warrants over the transaction proceeds was recorded as financial expenses. The excess of initial fair value over the transaction proceeds of Series A ordinary warrants and Series B ordinary warrants was deferred and amortized to financial expenses over the term of the warrants. As a result of this treatment, we recorded financial expenses of approximately $1.3 million, during 2025 as compared to financial expenses of approximately $3.2 million recorded during 2024. This decrease was partially offset by increased financing expenses related to revaluation of liabilities in respect of government grants of approximately $0.2 million we recorded during 2025.

Taxes on Income

For the years ended December 31, 2025 and 2024, we recorded insignificant amounts for taxes on income in Israel and an insignificant amount of taxes with respect to U.S. subsidiaries.

Income (loss) from Discontinued Operations, net

Income from discontinued operations, net for the year ended December 31, 2025 increased by approximately $8.9 million or 278.1% to approximately $5.7 million, compared to a loss from discontinued operations, net of approximately $3.2 million in the same period of 2024. These amounts primarily reflect the financial results of Lavie Bio’s operations as well as expenses related to the development and maintenance of MicroBoost AI for Ag. Following the sale of the majority of Lavie Bio’s assets as well as our MicroBoost AI for Ag to ICL during 2025, we recognized a gain on sale of approximately $6.4 million which is also included in the Income (loss) from Discontinued Operations, net, for the year of 2025.

Loss

The amount of our overall loss decreased by approximately $10.3 million, or 56.9%, to approximately $7.8 million for the year ended December 31, 2025, from $18.1 million for the year ended December 31, 2024. This decrease reflected the cumulative effect of all of the above-described line items from our consolidated statements of profit or loss.

B.          Liquidity and Capital Resources

Our working capital requirements generally reflect the growth in our business and have historically been provided by cash raised from our investors, payments from our collaborators and government grants. As of December 31, 2025, we had cash and cash equivalents of approximately $13.0 million, and working capital of approximately $12.2 million, which is calculated by subtracting our current liabilities from our current assets. As of December 31, 2025, we had approximately $3.1 million of outstanding long-term indebtedness related to government grants.

Capital Resources

In 2025, our primary sources of liquidity were cash on hand, proceeds from the issuance of ordinary shares, proceeds the sale of majority of Lavie Bio’s assets as well as our MicroBoost AI for Ag to ICL, from collaboration and licensing agreements and revenues from the selling of castor seeds.

Recent Public Offerings of Ordinary Shares

Sales Agreement

On March 28, 2024 we entered into a Sales Agreement, or the Lake Street Sales Agreement,  with Lake Street Capital Markets, LLC, or Lake Street, pursuant to which we may offer and sell, from time to time, our ordinary shares, through Lake Street in an “at the market offering”, as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, for an aggregate offering price of up to $7.3 million. In August 2024 we reduced the maximum aggregate gross sales price of our ordinary shares that may be offered, issued and sold under the Lake Street Sales Agreement, including ordinary shares previously sold, to $4,500,000. As of December 31, 2024 we had sold 10,000 ordinary shares with a weighted average selling price of $8.50 per share, resulting in gross proceeds of approximately $85,000. During June 2025, we issued 1,913,650 ordinary shares with a selling price of $2.31 per share, resulting in gross proceeds of approximately $4.41 million. As of December 31, 2025, we had sold the full amount available under the Lake Street Sales Agreement, which was terminated on September 4, 2025.

Shelf Registration Statement

We have an effective shelf registration statement that registered on Form F-3 up to $200 million of our ordinary shares, debt securities, rights, warrants and units. Because the public float of our ordinary shares is currently less than $75.0 million, we are limited in the amount we can raise during any 12-month period to 1/3 of our public float on the date of sale, which was approximately $3.51 million as of March 19, 2026. This amount may vary according to changes in our share price. We may seek additional capital or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. Following the effectiveness of our new shelf registration statement, we entered into a new sales agreement with Lake Street, as described above.

2023 Registered Direct Offering

On July 17, 2023, we entered into a definitive securities purchase agreement, or the Securities Purchase Agreement, with certain institutional investors (including SilverArc Capital Management, Altium Capital Management, LP and CVI Investments, Inc.), pursuant to which we issued and sold to such investors in a registered direct offering, or the 2023 Offering, 850,000 ordinary shares, at a purchase price of $10.00 per share. Total gross proceeds to us from the offering were $8.5 million. The total net proceeds after deducting placement agent fees and other offering expenses payable by us were approximately $7.855 million.

We also entered into a letter agreement, or the Placement Agency Agreement, with A.G.P./Alliance Global Partners, as sole placement agent, or the Placement Agent, dated July 17, 2023, pursuant to which the Placement Agent agreed to serve as our placement agent in connection with the Offering. We paid the Placement Agent a cash placement fee equal to 7.0% of the gross proceeds received for the ordinary shares sold in the 2023 Offering.

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

2026 Warrant Inducement Transaction

On February 10, 2026, we entered into an inducement offer letter agreement with the Investor, or the Inducement Transaction. Pursuant to the Inducement Transaction, in order to induce the Investor to exercise the Series A Warrants and Series B Warrants, the Company issued to the Investor an aggregate of 5,076,924 ordinary warrants, consisting of 2,538,462 Series A-1 ordinary warrants to purchase up to 2,538,462 ordinary shares, or the Series A-1 warrants, and 2,538,462 Series B-1 ordinary warrants to purchase up to 2,538,462 ordinary shares, or the Series B-1 warrants. The Series A-1 warrants have an exercise price of $1.25 per share, were immediately exercisable upon issuance and will expire five years from issuance. The Series B-1 warrants have an exercise price of $1.25 per share, were immediately exercisable upon issuance and will expire 18 months from issuance.

We also engaged AGP to act as our exclusive advisor in connection with the Inducement Transaction and have agreed to pay AGP a cash fee equal to 7.0% of the aggregate gross proceeds received from the Investor’s exercise of the Series A Warrants and Series B Warrants.

Lavie Bio Asset Purchase Agreement with ICL

In April 2025, Lavie Bio announced the signing of a definitive agreement under which ICL, would acquire the majority of its activity. As part of the agreement, ICL also acquired Evogene’s MicroBoost AI for AG platform. In July 2025, Lavie Bio completed of the transaction for the sale of the majority of its activity and the Evogene’s MicroBoost AI for AG platform to ICL for a total consideration of $18,714.

Information on that transaction is set forth in this Annual Report under “Item 4. Information on the Company— B. Business Overview— Market Segments— Agriculture— Lavie Bio Ltd.— Overview” and is incorporated by reference herein.

Biomica License Agreement with Shanghai Lishan Biopharmaceuticals Co., Ltd., or Lishan Biotech

On February 4, 2026, we announced the signing of an exclusive worldwide licensing agreement for BMC128 (designated as LS-LBP-002 by Lishan Biotech), a microbiome-based therapeutic designed to enhance anti-tumor immune activity. This agreement grants Lishan Biotech exclusive rights (subject to reaching certain commercial milestones) to further develop, manufacture and commercialize the BMC128, which was developed by Biomica. Pursuant to the terms of the agreement, Biomica will be eligible to receive development milestone payments upon progress of Lishan Biotech’s clinical trials and receipt of regulatory approvals, sales milestones payments and royalties from Lishan Biotech’s sales of future products, subject to certain conditions set forth therein. Information on that transaction is set forth in this Annual Report under “Item 4. Information on the Company— B. Business Overview— Market Segments— Human Health— Biomica Ltd.— Overview” and is incorporated by reference herein.

Collaboration Agreements

Under our R&D collaboration agreements, our revenues typically include R&D funding for activities that we conduct in the collaboration, as well as milestone payments for when the candidates advance in our partners’ pipelines and revenue sharing from the end-product.

Casterra Agreements with ENI and its Affiliate

On June 21, 2023, Casterra announced that it entered into a framework agreement to sell seeds of its proprietary castor varieties to ENI Kenya B.V., or ENI, for cultivation in specific African territories at a commercial scale for biofuel production. During the first quarter of 2025, Casterra delivered orders (which were backlog from the prior year) valued at $2,168 thousand. As of the date of this Annual Report, the Company has not received any additional seed orders from ENI.

Information on that transaction is set forth in this Annual Report under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Casterra Agreement with ENI” and is incorporated by reference herein.

Lavie Bio Licensing Agreement for Bio-Fungicides with Corteva Agriscience

On July 14, 2023, Lavie Bio entered into a licensing agreement with Corteva Inc. This agreement grants Corteva perpetual, exclusive rights (subject to reaching certain commercial milestones) to further develop and commercialize the lead bio-fungicide candidates targeting fruit rots and powdery mildew, which were discovered and developed by Lavie Bio. Pursuant to the terms of the agreement, Lavie Bio received an initial payment worth approximately $5 million in two installments (a first payment of $2.5 million was received in September 2023 and a second payment of $2.5 million was received in March 2024). In November 2024, Lavie Bio terminated the licensing agreement with Corteva. Lavie Bio regained full rights and freedom to operate to the licensed technology and the lead bio-fungicide candidates.

Evogene Ag-Seed Division Awarded €1.5M Horizon Grant

On May 9, 2023, Evogene announced that it has been granted an EU Horizon grant of €1.2 million, that was increased to approximately €1.5 during 2025, to support the creation of oil-seed crops that have high carbon-dioxide assimilation and enhanced drought tolerance. The project, Crop4Clima, has an overall budget of €2.5 million and is expected to be executed over 32 months. As of December 2025, Evogene received payments totaling approximately €1.3 million from the grant mentioned above. This grant follows the successful completion of the Future Agriculture Consortium's proof-of-concept in 2021, which demonstrated the potential for increased agricultural productivity and environmental sustainability.

Outlook

We expect that our sources of liquidity for 2026 will mainly include cash held in our bank accounts, including bank deposits, proceeds from collaboration and licensing agreements, proceeds from grants and other financing transactions, including by our subsidiaries.

In the future, cash may serve us in effecting M&A transactions for achieving inorganic growth in our different segments of operations.

We concluded that the following conditions raised substantial doubt about our ability to continue as a going concern:

-	History of reporting operating losses from continuing operations of $14,034 and $18,804 for the years ended December 31, 2025, and 2024, respectively;

-	Net operating cash outflows of $13,502 and $19,700 in 2025 and 2024, respectively;

-	The Company's Accumulated Deficit balance as of December 31, 2025, is $282,556

Management prepared a plan to improve our available cash balances, liquidity and cash flows generated from operations. We have identified several potential actions, including cost preservation measures that would be initiated in a timely manner to address our liquidity needs over the twelve-month period from the date of this Annual Report, as follows:

•	In case projected revenues do not materialize in a timely manner, reducing related expenses, including through headcount reductions, to conserve cash and improve our liquidity position; and

•	Deferring and reprioritizing certain research and development programs, resulting in reduced expenditures on programs and headcount.

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

Cash Flows

The following table presents the major components of net cash flows used in or provided by (as applicable) operating, investing and financing activities for the periods presented. For a discussion of our net cash flows for the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Cash Flows” in our Annual Report on Form 20-F for the year ended December 31, 2024, which we filed with the SEC on March 27, 2025:

	2025	2024	2023
(U.S. dollars, in thousands)
Net cash used in operating activities	(13,502)	$(19,700)	$(21,577)
Net cash provided by (used in) investing activities	17,738	9,622	(4,538)
Net cash provided by financing activities	(6,602)	4,656	18,152
Exchange rate differences - cash and cash equivalents balances	21	(49)	(245)
Decrease in cash and cash equivalents	(2,345)	$(5,471)	$(8,208)

Cash Used in Operating Activities

Cash used in operating activities for the year ended December 31, 2025 was approximately $13.5 million and reflects our cash used in continuing operating activities of approximately $11.4 million and net cash used in operating activities of discontinued operations of approximately $2.1 million. Cash used in continuing operating activities primarily reflects our loss from continuing operations of approximately $13.5 million, as adjusted downwards to eliminate certain non-cash items that were taken into account in calculating, and that increased our loss from continuing operations, including approximately $2.1 million of non-cash expenses related to an inventory impairment, approximately $1.3  million of amortization of deferred expenses related to issuance of warrants, approximately $1.1 million of depreciation of property, plant and equipment and right-of-use-assets and approximately $0.7 million of share-based compensation expenses. These downwards adjustments to cash used were partially offset by non-cash financial income of approximately $1.8 million related to remeasurement of pre-funded warrants and warrants and approximately $1.3 million of changes in asset and liability items mainly due to an increase in inventories, decrease in trade payables, payroll accrual balances, other payables and deferred revenues and other advances, partially offset by a decrease in trade receivables, other receivables and prepaid expenses balances.

Cash used in operating activities for the year ended December 31, 2024 was approximately $19.7 million and reflects our cash used in continuing operating activities of approximately $17.5 million and net cash used in operating activities of discontinued operations of approximately $2.2 million. Cash used in continuing operating activities primarily reflects our loss from continuing operations of approximately $14.8 million, as adjusted upwards to eliminate certain non-cash items that were taken into account in calculating, and that decreased, our loss, including approximately $6.5 million of non-cash financial income related to remeasurement of pre-funded warrants and warrants, approximately $0.8 million of non-cash net financing income and approximately $2.6 million of changes in asset and liability items, mainly due to an increase in inventories and trade receivables and a decrease in trade payables, payroll accrual balances, deferred revenues and other advances, partially offset by a decrease in other receivables and prepaid expenses. These upwards adjustments to cash used were partially offset by approximately $2.7 million of non-cash expenses related to an excess of initial fair value of pre-funded warrants over the transaction proceeds, approximately $1.4 million of depreciation of property, plant and equipment and right-of-use-assets, approximately $1.2 million of share-based compensation expenses, approximately $0.9 million of interest received on short bank deposits, approximately $0.5 million related to amortization of deferred expenses related to issuance of warrants and $0.5 million loss from sale of property, plant and equipment.

Cash Provided by (Used In) Investing Activities

Cash provided by investing activities was approximately $17.7 million for the year ended December 31, 2025, and reflects cash used in continuing investing activities of approximately $0.01 million and cash provided by discontinued operations of approximately $17.7 million. Cash used in continuing investing activities primarily reflects cash used for the purchase of property, plant and equipment of approximately $0.1 million, partially offset by cash provided from proceeds from sale of property, plant and equipment and proceeds from finance sub-lease asset. Cash provided by discontinued operations of approximately $17.7 million primarily resulted from cash proceeds related to the acquisition of most of the activities of Lavie Bio and Evogene’s MicroBoost AI Tech-Engine for the agriculture field by ICL.

Cash provided by investing activities was approximately $9.6 million for the year ended December 31, 2024, and reflects cash provided by continuing investing activities of approximately $9.6 million and cash provided by discontinued operations of approximately $0.05 million. Cash provided by continuing investing activities primarily reflects cash proceeds from short-term bank deposits, net of investment in short-term bank deposits of approximately $10.2 million, partially offset by cash used for the purchase of property, plant and equipment of approximately $0.6 million.

Cash Provided by Financing Activities

Cash used in financing activities was approximately $6.6 million for the year ended December 31, 2025 and reflects cash used in continuing financing activities of approximately $6.5 million and cash used in financing activities of discontinued operations of approximately $0.1 million. Cash used in continuing financing activities was primarily attributable to repayment of convertible SAFE in the amount of $10.0 million, repayment of lease liability of approximately $0.5 million and repayment of government grants of approximately $0.2 million, partially offset by proceeds from issuance of ordinary shares, net of issuance expenses, of approximately $4.3 million.

Cash provided by financing activities was approximately $4.7 million for the year ended December 31, 2024 and reflects cash provided by continuing financing activities of approximately $4.6 million and cash provided by financing activities of discontinued operations of approximately $0.1 million. Cash provided by continuing financing activities was primarily attributable to proceeds from issuance of ordinary shares, pre-funded warrants and warrants of approximately $5.5 million,  proceeds from government grants of approximately $0.1 million and proceeds from issuance of ordinary shares, net of issuance expenses, of approximately $0.1 million, partially offset by approximately $0.9 million for the repayment of lease liabilities and by approximately $0.3 million for the repayment of government grants.

Government Grants

Our research and development efforts, including by our subsidiaries, have been financed, in part, through grants from IIA, BIRD, CIIRDF and the EU. From our inception through December 31, 2025, we received grants of approximately $14.5 million (including accrued interest), of which approximately $9.6 million (including accrued interest) are royalty-bearing grants from the IIA and repaid approximately $4.4 million in royalties and an additional approximately $4.9 million in respect of several royalty-bearing projects. In addition, we have received grants totaling approximately $1.0 million (linked to the U.S. Consumer Price Index) from BIRD and have repaid approximately $0.5 million, whereas the amount of approximately $0.4 million of grants from BIRD have been cancelled, as we decided to withdraw from the relevant project. We have received grants totaling $2.2 million from the EU, which are not required to be repaid. As of December 31, 2025, we did not have any active research grants under which we were receiving funding from the IIA or the EU. In 2026, we obtained IIA approval to receive a grant for its program related to precision therapeutics to rare disease. The total approved budget was NIS 1.5 million (approximately $485 thousand).

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

Israeli Grants

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

The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project outside Israel is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Innovation Law that is based, in general, on the value of the transferred know-how, multiplied by the amount of grants received from the IIA, divided by the total amounts expended by the grant recipient on R&D. To the extent any royalties were paid on account of the grants, such royalties will be deducted from the calculation. The redemption fee is subject to a cap of six times the total amount of the IIA grants, plus interest accrued thereon. If the transferee undertakes that for a period of not less than three years, at least 75% of its relevant R&D positions will remain in Israel, then the cap will be reduced to three times (rather than six times) the total liability to the IIA, calculated as set out above.

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

We are required to pay up to 100% of the amount of grants received by us from the IIA, plus interest (see Risk Factors section above for additional information). In addition to paying any royalties due, we must abide by other restrictions associated with receiving such grants under the Innovation Law. Those restrictions may impair our ability to outsource development of products containing our traits, engage in change of control transactions or otherwise transfer our know-how outside of Israel and may require us to obtain the approval from the IIA for certain actions and transactions and pay additional royalties and other amounts to the IIA. We cannot be certain that any approval of the IIA will be obtained on terms that are acceptable to us, or at all. We may not receive the required approvals should we wish to transfer IIA-funded know-how, manufacturing and/or development outside of Israel in the future. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of know-how developed with IIA-funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to IIA. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with the requirements under the Innovation Law may subject us to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings. In addition, the IIA may from time to time conduct royalties audits and such audits may lead to additional royalties being payable.

In January 2018, we announced participation in a three-year IIA-sponsored Phenomics Consortium to develop tools and systems for precision agriculture and innovative development of agriculture products. In addition to Evogene, the Phenomics Consortium consists of several Israeli industrial companies and academic institutions. The goal of the consortium is to develop plant phenotyping technologies, including the generation of comprehensive agricultural ‘Big-Data’ and the development of artificial intelligence algorithms for real time analysis of phenotypic data. The grant for the consortium was originally approved for calendar year 2018 in an amount of approximately $5.0 million, of which approximately $1.4 million was granted to Evogene. By the end of 2018, the grant was extended by an additional six months to a total period of 18 months until mid-2019, and the grant amount was updated to approximately $7.6 million total, of which approximately $2.5 million was granted to Evogene. In June 2019, the IIA approved the continuation of the consortium following such 18-month period, until the end of 2020, which would complete a three-year workplan, and granted an additional amount of approximately $7.5 million, of which approximately $1.9 million was granted to Evogene.

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

In March 2020 and March 2021, Lavie Bio obtained an IIA approval to receive a grant for its third and fourth year programs, respectively, for bio fungicides for mildew in fruit and vegetables. The total approved budgets for each of the third and fourth year programs were NIS 3.9 million (approximately $1.1 million for the third year and approximately $1.2 million for the fourth year). In addition, during October 2022 Lavie Bio obtained an IIA approval to receive a grant for the development of bio fungicide against soil diseases, seed rot, root and stem rot. The total approved budget was approximately NIS 1.9 million (approximately $0.6 million). In September 2024 Lavie Bio obtained an IIA approval to receive a grant for mechanism of delivery of biological products for agriculture.  The total approved budget was approximately NIS 1.9 million (approximately $0.5 million). In July 2025 Lavie Bio returned this grant as part of the Lavie Bio – ICL transaction.

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

In February 2024, Lavie Bio received the Israeli Ministry of Economy approval to be included in the “Smart money” grant program for initial exporting in Canada. The maximum grant amount from this program is approximately $83 thousand. Lavie Bio undertook to pay royalties of 3% of yearly revenues above approximately $276 thousand derived from the operation in Canada, up to 100% of the grants received (linked to The Consumer Price Index) and can choose to apply the program retroactively from August 2023. As of December 31, 2024, Lavie Bio received approximately $78 thousand for marketing expenses in Canada incurred until December 31, 2024. In April 2025, Lavie Bio entered into a definitive agreement pursuant to which ICL agreed to acquire the majority of its activity and as of the date of this Annual Report, no additional activity is expected for Lavie Bio in the future. Since no economic benefits are expected from the marketing operations in Canada, the grant receipts were recognized as a reduction of the related marketing expenses during 2025.

In 2020, AgPlenus obtained IIA approval to receive a grant for its first-year program for development of novel herbicides. The total approved budget was NIS 3.1 million (approximately $1.0 million).

In 2026, we obtained IIA approval to receive a grant for its program related to precision therapeutics to rare disease. The total approved budget was NIS 1.5 million (approximately $485 thousand).

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

EU Grant

In early 2016, a grant application for a consortium for research in photosynthesis in which we participate within the EU Horizon 2020 Program for Research and Innovation was confirmed. The consortium’s research program is focused on an innovative approach to modulate photosynthesis related pathways aiming to improve photosynthetic efficiency. Beyond us, the consortium includes academic institutions such as the Max Planck Institute of Molecular Plant Physiology and the Institute of Terrestrial Microbiology, the Weizmann Institute of Science, and the Imperial College of Science, Technology and Medicine. Overall, we received a total amount of €0.9 million for our participation in the consortium during the five-year project. In March 2023, a follow up grant of a €1.5 million was confirmed by the Horizon EIC 2022 program to support the creation of oil-seed crops that have high carbon-dioxide assimilation and enhanced drought tolerance. The overall budget under the program is €2.5 million and Evogene’s other partners in the project include the Max Planck Institute. As of December 2025, Evogene had received payments totaling approximately €1.3 million from the grant mentioned above. The Crop4Clima project was completed on December 31, 2025.

C.          Research and Development, Patents and Licenses, etc.

We continuously invest and have for at least the last three years historically invested, in maintaining the technological capabilities of our CPB platform, which includes tailored ‘big-data’ databases, interconnected data hubs and proprietary analysis and prediction algorithms. We also maintain laboratories and greenhouses for conducting biological validation activities for our computational predictions.

Our ongoing research and development activities are funded mainly by internal resources, collaboration research and development payments and governmental grants. As of December 31, 2025, 31 of our employees, representing approximately 59.6% of our entire work force, were engaged in research and development on a full-time basis. For more information regarding our research and development activities, intellectual property and licenses, please see “Item 4.B. Information on the Company—Business Overview.”

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

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material adverse effect on our revenues, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Going Concern Assessment

We concluded that the following conditions raised substantial doubt about its ability to continue as a going concern:

-	History of reporting operating losses from continuing operations of $14,034 and $18,804 for the years ended December 31, 2025, and 2024, respectively;
-	Net operating cash outflows of $13,502 and $19,700 in 2025 and 2024, respectively;
-	The Company's Accumulated Deficit balance as of December 31, 2025, is $282,556.

We have prepared a plan to improve our available cash balances, liquidity and cash flows generated from operations. We have identified several potential actions, including cost preservation measures that would be initiated in a timely manner to address our liquidity needs over the twelve-month period from the date of this Annual Report, as follows:

•	In case projected revenues do not materialize in a timely manner, reducing related expenses, including through headcount reductions, to conserve cash and improve our liquidity position; and
•	Deferring and reprioritizing certain research and development programs, resulting in reduced expenditures on programs and headcount.

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

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations such as licenses, services and milestone events require an allocation of the transaction price to each performance obligation based on a relative standalone selling price, or SSP. To determine SSP, we maximize the use of observable standalone sales and observable data, where available. In instances where performance obligations do not have observable standalone sales, we utilize available information that may include market conditions, pricing strategies, the economic life of the software, and other observable inputs or use the expected cost-plus margin approach to estimate the price we would charge if the products and services were sold separately. Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product or delivery of service to the customer. Revenue is recognized in an amount that reflects the consideration we expect to receive in exchange for those products or services.

Revenues from research and development services as part of our collaboration agreements are recognized over time, during the period the customer simultaneously receives and consumes the benefits provided. Recognition of the service is throughout the services period using the input method in order to measure the progress of the services, based on the actual internal and external costs incurred, relative to total internal and external costs expected to be incurred to satisfy the performance obligation. We determined that the input method is the best measure of progress towards satisfying the performance obligation as incurred labor effort represents work performed that corresponds with, and thereby best depicts the transfer of goods and services. Revenues from the sale of castor seeds and license agreements are recognized when the control of our product is transferred to the customer, generally upon delivery of the goods or products to the customer, according to the shipment or delivery terms.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. In 2025, the corporate tax rate was 23%. Capital gains derived by an Israeli company are generally subject to tax at the prevailing regular corporate tax rate.

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

•
amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which were purchased in good faith and are used for the development or advancement of the Industrial Enterprise, commencing in the year in which such rights were first exercised;

•	under limited conditions, an election to file consolidated tax returns together with Israeli Industrial Companies controlled by it; and

•	expenses related to a public offering are deductible in equal amounts over a three-year period, commencing in the year of the offering.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEESs

A.          Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report.

Name	Age	Position
Executive officers
Mr. Ofer Haviv	59	President and Chief Executive Officer and Director
Mr. Yaron Eldad	60	Chief Financial Officer
Ms. Polina Ravzin*	44	VP Finance
Dr. Gabi Tarcic	46	Vice President Product
Dr. Ilia Zhidkov	49	Vice President Computational Platform
Directors
Mr. Nir Nimrodi(3)(4)	57	Chairperson of the Board
Ms. Sarit Firon(3)(4)	59	Director
Mr. Dan Falk(1)(2)(4)	80	Director
Dr. Adrian Percy(1)(2)( (4)	60	Director
Mr. Leon Y. Recanati(1)(2)(3)(4)	77	Director

*	Ms. Ravzin will assume the responsibilities of the Chief Financial Officer, in replacement of Mr. Eldad, as of April 1, 2026.
____________________________
(1)	Member of our Audit Committee.
(2)	Member of our Compensation and Nominating Committee.
(3)	Member of our Pricing/Investment Committee.
(4)	Independent director under the Nasdaq Listing Rules.

Executive Officers

Mr. Ofer Haviv has served as Evogene's President and Chief Executive Officer since December 2004 after having joined the company in January 2002 as Chief Financial Officer. Mr. Haviv serves as Chairperson of the Board of Directors of our subsidiaries. Mr. Haviv serves as the Chief Executive Officer of our subsidiaries, Lavie Bio, Biomica and is expected to serve as Casterra’s Chief Executive Officer commencing April 1st, 2026. Mr. Haviv served as a director of the company from 2006 to 2007, and from March 2025. Mr. Haviv is a Certified Public Accountant and holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel.

Mr. Yaron Eldad has served as Chief Financial Officer of Evogene since April 2022. Mr. Eldad will conclude his employment at the Company at the end of March 2026. Mr. Eldad has held various chief financial officer positions over the last 25 years in public and private technology and biotechnology companies, including Yamba Group Int. Ltd. from 2011 to 2021, Recoly NV from 2008 to 2010, and e-Sim Ltd. from 1998 to 2007. Mr. Eldad also serves on the board of directors and as chairman of the audit and compensation committees of B.O.S. Better Online Solutions Ltd. Mr. Eldad holds a B.A. in Economics and Accounting from the Ben-Gurion University of the Negev, Israel, an Executive MBA in Strategic Management from the Hebrew University of Jerusalem, Israel, and an M.A. in law from the Bar-Ilan University, Israel.

Ms. Polina Ravzin has served as VP Finance of Evogene since February 2022. Upon Mr. Eldad’s conclusion of employment, Ms. Ravzin shall assume his responsibilities as Chief Financial Officer. Prior to joining the Company, Ms. Ravzin served as controller and assistant to the CFO at DSIT Solutions Ltd. and Acorn Energy Inc. (Nasdaq/OTCQB: ACFN). Ms. Ravzin holds a B.A. in Accounting and Economics from Tel Aviv University, and is a Certified Public Accountant in Israel.

Dr. Gabi Tarcic was appointed as Evogene’s Chief Development Officer in January 2026. Dr. Tarcic has extensive experience in research and development projects and as a senior executive in the biotech industry. Prior to joining Evogene, Dr. Tarcic has served in various positions at Fore Biotherapeutics (formerly NovellusDx Israel), most recently as its Chief Technology Officer from January 2019 to December 2024. He also served as the Chief Technology Officer at Baobab Therapeutics IL Ltd. from January 2024 to September 2024. Dr. Tarcic holds a Ph.D. in biology and a M.Sc. in biology from The Weizmann Institute of Science, Israel.

Dr. Ilia Zhidkov was appointed as Evogene’s Chief Technology Officer in January 2026. Dr. Zhidkov joined Evogene in 2011 as a Bioinformatician in the Computational Genomics Department and has held various managerial positions in the company over the years. Dr. Zhidkov holds a Ph.D. in Genetics from Ben Gurion University.

Directors

Mr. Nir Nimrodi has served as a director of our Company since September 2022 and as chairperson since March 2025. Prior to his appointment to the Board, he was a consultant to the Board from April 2020 to September 2022. Since June 2025, Mr. Nimrodi has served as an Operating Partner at ARCHIMED, a leading Life Science Private Equity fund. From May 2019 to October 2024, Mr. Nimrodi served as the Chairman and Chief Executive Officer of Accellix Inc., a leading cell therapy analytical company.  In addition, since August 2023, Mr. Nimrodi has served as a director of OdysightAI. Mr. Nimrodi has served as a director in a number of private companies, including Rapid Medical Ltd. since September 2025, MNDL Bio since June 2025, and Scopio Labs since October 2023. Prior to joining Accellix, Mr. Nimrodi served as the Chief Business Officer of Intrexon Corporation, a leader in synthetic biology from March 2014 to April 2019. Mr. Nimrodi holds a B.A. in Economics and MBA from the Tel Aviv University, Israel.

Ms. Sarit Firon has served as a director of our Company since August 2016, and as chairperson from August 2021 to March 2025. Ms. Firon is a managing partner of Team8 Group and a co-founder and managing partner of Team8 Capital, the investment arm of Team8 Group, which invests in early-stage technology startups. Ms. Firon serves on several boards of directors of Team8 Capital portfolio. Ms. Firon has served as a director for several public and private companies, including Ivix since 2021, Classiq Technologies since 2020, FundGuard since 2020, Spiral since 2019, and Perion Network Ltd. (Nasdaq: PERI) from November 2016 until June 2022. Ms. Firon previously served as a director of SetSail Technologies from 2019 to 2024. Since August 2020, she has served as a board member of Friends of the Weizmann Institute.   Ms. Firon holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel.

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

Dr. Adrian Percy has served as a director of our Company since February 2019. Dr. Percy has served on the board of directors of AgPlenus Ltd. since April 2023, BioLumic Ltd. since April 2019, Nufarm Ltd. since June 2023, and FungiAlert Inc. since March 2022. He is a member of the science and technology boards of Harpe BioHerbicide Solutions Inc., and Biotalys NV. Dr. Percy is serving as the Executive Director of the N.C. Plant Sciences Initiative and is a Professor in the Department of Plant and Microbial Biology at North Carolina State University since 2021. Dr. Percy is currently a venture partner with DYDX Capital and frequently acts as an advisor to companies through his own consultancy company, Nomad Technology Consulting. From 2019-2021, Dr. Percy served as Chief Technology Officer at UPL Ltd. From 2014-2018, he served as the head of research and development for the Crop Science division of Bayer as part of its executive committee. During his 16-year tenure at Bayer, he also led regulatory affairs activities across the entire division of Crop Science between 2013 and 2014 and crop protection development activities for Bayer in North America between 2011 and 2013. Dr. Percy has held positions in the research and development departments of Aventis CropScience SA between 2000 and 2002, Rhone Poulenc SA between 1996 and 2000, and Bayer in France, Germany and the United States. Dr. Percy holds  a bachelor’s degree in pharmacology from the University of Liverpool, England, as well as a master’s degree in toxicology and a doctorate in biochemistry from the University of Birmingham, England.

Mr. Leon Y. Recanati has served as a director of our Company since May 2005. Mr. Recanati has served as chairperson and chief executive officer of GlenRock Israel Ltd. since 2003. Previously, Mr. Recanati was chief executive officer or chairperson positions at IDB Holding Corporation, Clal Industries, Azorim Investment Development and Construction Co., Delek Israel Fuel Corporation, and Super-Sol. He also founded Clal Biotechnologies Industries, a biotechnology investment company operating in Israel. Mr. Recanati has served as a member of the board of directors of Kamada Ltd. since 2005, and as an observer to the board of directors of Mivtach-Shamir Holdings Ltd. since 2002.  Mr. Recanati holds an MBA from The Hebrew University of Jerusalem, Israel, and Honorary Doctorates from the Technion Institute of Technology, Israel, and Tel-Aviv University, Israel.

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

B.          Compensation

Aggregate and Individual Compensation of Officers and Directors

The aggregate compensation, including non-cash share-based compensation (consisting of expenses related to option grants), accrued by us in respect of the year ended December 31, 2025 to all persons who served as directors and/or executive officers during that year, was approximately $1.53 million. That amount includes approximately $0.02 million of gross compensation set aside or accrued for executive officers for purposes of pension, severance, retirement, car, phone or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to executive officers, and other expenses commonly reimbursed by companies in Israel. These amounts include the partial-year compensation paid to 7 executive officers, who served in their positions over the course of 2025 and whose employment as executive officers either was terminated or has commenced during 2025.

During 2025, we granted our executive officers and directors an aggregate amount of 180,000 options. Of the options granted 20,000 were granted with an exercise price of NIS 4.36 ($1.37) and 160,000 were granted with an exercise price of NIS 6.06 per share ($1.90).

The following table presents information regarding compensation accrued in our financial statements for the year ended December 31, 2025 for our five most highly compensated officers, as required under Israeli Securities Law 5728-1968 and the regulations promulgated thereunder.

	(in thousands, US$)(1)
Name and Position	Salary and related benefits	Bonus(2)	Value of Options Granted(3)	Total
Ofer Haviv President and Chief Executive Officer	393	-	75	468
Yaron Eldad Chief Financial Officer	246	-	46	292
Dan Gelvan CEO of AgPlenus	242	-	95	337
Yoash Zohar CEO of Casterra	233	-	174	407
Gabi Tarcic Vice President Product	226	-	15	241

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in our financial statements.

(2)
Bonus amounts shown in this table reflect bonuses that were paid in 2025 relating to the office holders’ service in our Company in 2024, as approved by our Compensation and Nominating Committee and Board of Directors, and, to the extent required, also by our shareholders.

(3)	Consists of amounts recognized as non-cash expenses in our statement of profit or loss for the year ended December 31, 2025 in respect of option grants.

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

Each of the employment agreements with our executive officers contains provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and in the United States is subject to limitations. The employment agreement of each executive officer is terminable upon between 60 to 90 days’ written notice by either party to the agreement.

Director Compensation

Our directors are entitled to cash compensation and equity compensation as follows:

Cash Compensation of Directors

All of our directors receive annual fees and per-meeting fees for their service on our board and its committees, in the following amounts:

•	Annual fees in an amount of approximately $20,600 for directors classified as experts; and

•
Per-meeting fees in an amount of approximately $1,100 for directors classified as experts; 60% of such amounts for participation in meetings via telecommunication and 50% of such amounts for resolutions adopted in writing.

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

Equity Compensation of Directors

In accordance with our shareholders’ approval from August 2025, and in compliance with our compensation policy, each non-employee director is granted options to purchase 2,500 ordinary shares of the Company on the date of our annual general shareholders meeting at which such director is elected or re-elected to the board. The chairperson of our board is granted options to purchase 5,000 ordinary shares and options to purchase 10,000 ordinary shares for the chairperson who will be defined by the Board as an “active chairperson”. These options vest over a period of one year, with 25% of the options vesting at the end of each successive three-month period following the director’s re-appointment by the general meeting of shareholders, subject to continued service through each vesting date.  In the case of a director who is elected to the Board for the first time, all of the options to purchase 2,500 or 5,000 or 10,000 ordinary shares (as applicable) shall vest following a one year “cliff”— i.e., on the anniversary of the initial date of election.

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

Information regarding the options to purchase our ordinary shares (including number of options, exercise price and expiration date of all such options) held by each of our directors and executive officers who beneficially owns our ordinary shares, after including ordinary shares underlying options held by them, which, as of March 17, 2025, were exercisable or exercisable within 60 days, appears in the beneficial ownership table in Item 7.A below and in the footnotes thereto.

Share Option and Incentive Plans

Company Option and Incentive Plans

We maintain two share option and incentive plans, the Evogene Ltd. 2013 Share Option Plan, or the 2013 Plan, and the Evogene Ltd. 2021 Share Incentive Plan, or the 2021 Plan. Both incentive plans provide for the grant of options to purchase our ordinary shares, and the 2021 Plan additionally provides for the issuance of restricted share units, or RSUs, the grant of RSUs and the issuance or grant of other equity-based awards.

On March 4, 2026, the Board approved an increase of 582,407 ordinary shares issuable pursuant to the 2021 Plan. As of March 15, 2026, options to purchase 944,325 ordinary shares, having a weighted average exercise price of $5.97 per share, and 4,675 RSUs, having no exercise price, were outstanding under our option and incentive plans, and options to purchase 315,074 ordinary shares were exercisable and 40,010 RSUs were vested. An additional 503,452 ordinary shares remained available for future grant under our 2021 Plan as of that date.

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

Subsidiary Equity Incentive Plans

In addition to the share option and incentive plans at our parent company level, each of our subsidiaries has adopted its own equity incentive plan. The following table presents information regarding our subsidiaries’ equity incentive plans, including the percentage of the equity of those companies that may be issued or granted as equity incentives to employees, directors or service providers of those companies and the percentage of that equity that has been issued or granted as of March 15, 2026 (in both cases, after including shares underlying options).

Subsidiary	Percentage of Subsidiary's Equity Issuable as Equity Incentives	Percentage of Equity Granted as of March 15, 2025 as Equity Incentives
AgPlenus	13.84%	7.79%
Biomica	12.0%	0.69%
Casterra	7.54%	6.58%
Lavie Bio	8.21%	0.22%

Grants under our subsidiaries’ equity incentive plans may qualify for favorable treatment under the tax law provisions of the United States or Israel.

Share-based payments under our subsidiary equity incentive plans are presented as non-controlling interests in the financial statements and were valued as a reversal of expenses of approximately $0.01 million in 2025, as detailed in Note 17h to the financial statements included in this Annual Report under Item 18.

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

•
such majority includes at least 2/3 of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such appointment, present and voting at such meeting; or

•
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

Financial Statements Review and Audit Committee

Our financial statements review and audit committee, or audit committee, consists of Mr. Dan Falk, Dr. Adrian Percy and Mr. Leon Recanati. Mr. Falk serves as the Chairperson of the audit committee.

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

All members of our audit committee meet the requirements for independence and financial literacy under the Nasdaq Listing Rules. Our board of directors has determined that each of Mr. Dan Falk and Mr. Leon Recanati is furthermore an audit committee financial expert, as defined by the SEC rules, and has the requisite financial experience required under the Nasdaq Listing Rules.

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

Audit Committee Role

Our board of directors (following the approval by our audit committee) has adopted an audit committee charter setting forth the required composition, meeting procedures and other matters related to the terms of operation of the committee. The charter also describes the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq Listing Rules, which include, among others:

•	retaining and terminating the services of our independent auditors, subject to the approval of the board of directors and shareholders;

•	pre-approval of audit and non-audit services to be provided by the independent auditors;

•	reviewing with management and our independent directors our financial reports prior to their submission to the SEC; and

•	approval of certain transactions with office holders and other related-party transactions.

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

In addition, the audit committee is required to supervise the manner pursuant to which the Company implements the requirements of the Privacy Protection Law, 1981 and the Privacy Protection Regulations (Data Security), 2017.

Compensation and Nominating Committee

Our compensation and nominating committee, or compensation committee, consists of Mr. Dan Falk, Mr. Leon Recanati and Dr. Adrian Percy. Mr. Falk serves as the Chairperson of the committee.

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

•
reviewing and recommending an overall compensation policy with respect to our Chief Executive Officer and other executive officers, as described above under “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation Policy”;

•
reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

•	reviewing and recommending to our board of directors to approve the granting of options and other incentive awards;

•	overseeing our company’s policy for recovery of erroneously awarded compensation;

•	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors; and

•	advising our board of directors in selecting individuals who are best able to fulfill the responsibilities of a director or executive officer of our company.

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

•
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

•
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

•
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

•
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

•
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

D.          Employees

The total number of employees in Evogene and its subsidiaries as of December 31, 2023, 2024 and 2025 was 142, 117 and 52 respectively. As of December 31, 2025, our research and development activities involved 30 employees amounting to approximately 58% of our total full-time workforce, of which 21 were employed by Evogene and 9 were employed by our subsidiaries. In 2025, our employees included individuals with degrees in biology, chemistry, plant genetics, agronomics, computer and data science and other related fields and 16 of our employees hold a Ph.D. As of March 23, 2026, the total number of employees in Evogene and its subsidiaries was 46.

The rate of male v. female in our company and our main subsidiaries as of December 31, 2025, was as follows:

Company	Female	Male	Total
Evogene	62%	38%	37
AgPlenus	50%	50%	6
Lavie Bio	0%	0%	0
Biomica	100%	0%	2
Casterra	29%	71%	7
Total	60%	40%	52

The rate of male v. female in a managing position (i.e., any such person that oversees and supervises other employees) in our company and our subsidiaries as of December 31, 2025, was as follows:

Company	Female	Male
Evogene	46%	54%
AgPlenus	67%	33%
Lavie Bio	0%	0%
Biomica	0%	0%
Casterra	0%	100%

As of December 31, 2025, all of our employees are based in Israel. In addition, during 2025, we had on average, approximately three hourly employees who are based in Israel. The following table shows the breakdown of our employees by division/category of activity and by location as of December 31, 2023, 2024 and 2025, excluding hourly employees:

	As of December 31, 2023			As of December 31, 2024			As of December 31, 2025
	Israel	U.S.	Total	Israel	U.S.	Total	Israel	U.S.	Total
Executive management	5	-	5	5	-	5	4	-	4
General and administrative	31	-	31	23	-	23	14	-	14
Technology platform and Experimental Unit	39	-	39	38	-	38	19	-	19
Lavie Bio Ltd.	21	5	26	15	2	17	0	-	0
AgPlenus Ltd.	11	1	12	11	-	11	6	-	6
Casterra Ag Ltd.	4	-	4	5	-	5	7	-	7
Biomica Ltd.	18	-	18	18	-	18	2	-	2
Canonic Ltd.	7	-	7	-	-	-	0	-	0
Total	136	6	142	115	2	117	52	-	52

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

A.          Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 22, 2026 (unless otherwise indicated) by: (i) each of our directors and executive officers, individually; and (ii) all of our executive officers and directors, as a group. There is no person or entity known by us to own beneficially more than 5% of our outstanding shares.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to warrants and options that are currently exercisable or exercisable within 60 days of March 22, 2026, and RSUs that are currently vested or will become vested within 60 days of March 22, 2026, to be outstanding and to be beneficially owned by the person holding the warrants or options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of shares beneficially owned by any shareholder has been calculated based on 9,893,764 ordinary shares outstanding as of March 19, 2026. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws.

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

	Shares Beneficially Held
Name of Beneficial Owner	Number		Percentage of Class
Executive Officers and Directors
Mr. Ofer Haviv	89,000	(1)	0.90%
Mr. Yaron Eldad	36,569	(2)	0.37%
Dr. Gabi Tarcic	15,000	(3)	0.15%
Mr. Ilia Zhidkov	31,250	(4)	0.32%
Ms. Sarit Firon	18,275	(5)	0.18%
Mr. Dan Falk	7,275	(6)	0.07%
Mr. Nir Nimrodi	18,525	(7)	0.19%
Dr. Adrian Percy	10,575	(8)	0.11%
Mr. Leon Y. Recanati	94,211	(9)	0.95%

All directors and executive officers as a group (9 persons)	320,680		3.24%

_______________________________
(1)
Consists of 89,000 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 22, 2026, of which options to purchase the following number of shares expire on the following dates, respectively: 22,500 on August 8, 2027, 50,000 on April 21, 2030 and 16,500 on December 23, 2034. The weighted average exercise price of these options is NIS 69.38 per ordinary share.

(2)
Consists of 33,750 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 22, 2026, of which options to purchase the following number of shares expire on the following dates, respectively: 15,000 on March 30, 2032 and 18,750 on November 20, 2034. The weighted average exercise price of these options is NIS 22.97 per ordinary share. Also includes 2,819 shares issuable upon vesting of RSUs that are currently vested or will become vested within 60 days of March 22, 2025, with no exercise price.

(3)
Consists of 15,000 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 22, 2026, all of which options shall expire on November 20, 2034. The weighted average exercise price of these options is NIS 8.62 per ordinary share.

(4)
Consists of 31,250 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 22, 2026, of which options to purchase the following number of shares expire on the following dates, respectively: 3,000 on August 8, 2027, 750 on July 30, 2029, 8,000 on September 1, 2031, 4,500 on March 8, 2033 and 15,000 on November 20, 2034. The weighted average exercise price of these options is NIS 50.02 per ordinary share.

(5)
Consists of 18,275 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 22, 2026, of which options to purchase the following number of shares expire on the following dates, respectively: 1,000 on August 10, 2026, 250 on August 8, 2027, 250 on August 6, 2028, 250 on September 23, 2029, 250 on September 22, 2030, 3,600 on September 1, 2031, 3,600 on September 15, 2032, 3,600 on May 11, 2033, 3,600 on June 13, 2034 and 1,875 on August 18, 2035. The weighted average exercise price of these options is NIS 55.30 per ordinary share.

(6)
Consists of 7,275 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 22, 2026, of which options to purchase the following number of shares expire on the following dates, respectively: 1,800 on September 15, 2032, 1,800 on May 11, 2033, 1,800 on June 13, 2034 and 1,875 on August 18, 2035. The weighted average exercise price of these options is NIS 22.11 per ordinary share.

(7)
Consists of 18,525 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 22, 2026, of which options to purchase the following number of shares expire on the following dates, respectively: 5,625 on April 20, 2030, 1,800 on September 15, 2032, 1,800 on May 11, 2033, 1,800 on June 13, 2034 and 7,500 on August 18, 2035. The weighted average exercise price of these options is $6.16 per ordinary share.

(8)
Consists of 10,575 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 22, 2026, of which options to purchase the following number of shares expire on the following dates, respectively: 1,000 on December 23, 2028, 250 on February 1, 2030, 250 on February 1, 2031, 1,800 on August 10, 2031, 1,800 on September 15, 2032, 1,800 on May 11, 2033, 1,800 on June 13, 2034 and 1,875 on August 18, 2035. The weighted average exercise price of these options is $13.38 per ordinary share.

(9)
Includes 83,886 ordinary shares held by Mr. Recanati. Also includes 10,325 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of March 22, 2026, of which options to purchase the following number of shares expire on the following dates, respectively: 250 on May 16, 2027, 250 on June 25, 2028, 250 on July 30, 2029, 250 on November 17, 2030, 250 on June 11, 2031, 1,800 on September 1, 2031, 1,800 on September 15, 2032, 1,800 on May 11, 2033,  1,800 on June 13, 2034 and 1,875 on August 18, 2035. The weighted average exercise price of these options is NIS 44.68 per ordinary share.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2024, there was a decrease in the percentage ownership of SilverArc Capital Management, LLC, which later decreased to below 5%, based on its Schedule 13G filed on October 15, 2024.

Over the course of 2023, there were increases in the percentage ownership of SilverArc (from below 5% to 6.1%), based on its Schedule 13G filed on February 14, 2024.

The information above regarding changes in percentage ownership by major shareholders during the years ended December 31, 2023 through 2025 is based solely on information contained in Schedule 13Gs (as may be amended) as filed by such persons with the SEC.

Record Holders

As of March 22, 2026, there are three shareholders of record of our ordinary shares, two of which are located in the United States and one that is located in Israel. The majority of our issued and outstanding ordinary shares were held of record in the United States, in the name of a single record shareholder — Cede & Co., as nominee for the Depository Trust Company. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, nor is it representative of where such beneficial holders reside, since the shares held in the name of Cede & Co. are listed for trading on Nasdaq and the TASE and are beneficially owned by a wide range of underlying beneficial shareholders who hold their shares in “street name,” including Israeli and other non-U.S. shareholders.

B.          Related Party Transactions

Except as described below or elsewhere in this Annual Report, since January 1, 2025, we have had no transaction, nor do we have any presently proposed transaction, and neither we nor our subsidiaries have had any loan, nor do we or our subsidiaries have any presently proposed loan, involving any related party described in Item 7.B. of this Annual Report.

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

Titan Castor Farms Limited

On June 27, 2023, Casterra entered into a Growing Services Agreement with Titan Castor Farms Limited, or Titan, a Zambia-based company, pursuant to which Titan will provide to Casterra the following services, on a statement of work basis: planning, growing, data collections, harvesting, dehulling, packaging and will serve as exporter. Casterra has initiated legal proceedings in Zambia against Titan for the recovery of approximately one million dollars, paid as pre-payment for castor seeds, which were not provided to date. On March 4, 2025, Casterra and Titan entered into a consent judgment, pursuant to which Titan will repay its debt to Casterra in several installments by way of cash and in kind. To date only $250,000 has been repaid by Titan (out of $1.076 million) and it is currently in breach of the Consent Judgement.

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

B.          Significant Changes

No significant changes have occurred since December 31, 2025, except as otherwise disclosed in this Annual Report.

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

Sales Agreement

On March 28, 2024, we entered into the Lake Street Sales Agreement with Lake Street, pursuant to which we may offer and sell, from time to time, our ordinary shares, through Lake Street in an “at the market offering”, as defined in Rule 415(a)(4) promulgated under the Securities Act, for an aggregate offering price of up to $7.3 million. In August 2024, we reduced the maximum aggregate gross sales price of our ordinary shares that may be offered, issued and sold under the Lake Street Sales Agreement, including ordinary shares previously sold, to $4,500,000. During 2024, we issued 10,000 ordinary shares for gross proceeds of approximately $85,000 under the Lake Street Sales Agreement. During 2025, we issued 1,913,650 ordinary shares for gross proceeds of approximately $4,415,000. This agreement was terminated as of September 4, 2025.

Information on that transaction is set forth in this Annual Report under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Recent Public Offerings of Ordinary Shares— Lake Street Sales Agreement” and is incorporated by reference herein.

2024 Registered Direct Offering and Private Placement

On August 23, 2024, we entered into the Securities Purchase Agreement, with the Investor, pursuant to which we agreed to issue and sell to the Investor in a registered direct offering, or the 2024 Offering, (i) 265,000 ordinary shares, and (ii) pre-funded warrants, or the Pre-Funded Warrants, to purchase up to 1,427,308 ordinary shares. The Pre-Funded Warrants have an exercise price of $0.0001 per ordinary share, are immediately exercisable and may be exercised at any time until exercised in full. As of the date of this Annual Report, all Pre-Funded Warrants have been exercised.

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

2026 Warrant Inducement Transaction

On February 10, 2026, we entered into the Inducement Transaction with the Investor. Pursuant to the Inducement Transaction, in order to induce the Investor to exercise the Series A Warrants and Series B Warrants, the Company issued to the Investor an aggregate of 5,076,924 ordinary warrants, consisting of 2,538,462 Series A-1 warrants, and 2,538,462 Series B-1 warrants. The Series A-1 warrants have an exercise price of $1.25 per share, were immediately exercisable upon issuance and will expire five years from issuance. The Series B-1 warrants have an exercise price of $1.25 per share, were immediately exercisable upon issuance and will expire 18 months from issuance.

We also engaged AGP to act as our exclusive advisor in connection with the Inducement Transaction and have agreed to pay AGP a cash fee equal to 7.0% of the aggregate gross proceeds received from the Investor’s exercise of the Series A Warrants and Series B Warrants.

Lavie Bio Asset Purchase Agreement with ICL

In April 2025, Lavie Bio signed a definitive agreement under which ICL will acquire the majority of its activities including, Lavie Bio’s core team, the BDD technology platform, the company’s microbial bank and data assets, the majority of the company’s development programs, and its commercial products. As part of the agreement, ICL also acquired Evogene’s MicroBoost AI for AG platform. In July 2025, Lavie Bio completed the transaction for the sale of the majority of its activity to ICL. Information on that transaction is set forth in this Annual Report under “Item 4. Information on the Company—B. Business Overview— Market Segments— Agriculture— Lavie Bio Ltd-Overview” and is incorporated by reference herein.

Biomica License Agreement with Shanghai Lishan Biopharmaceuticals Co., Ltd., or Lishan Biotech

On February 4, 2026, we announced the signing of an exclusive worldwide licensing agreement for BMC128 (designated as LS-LBP-002 by Lishan Biotech), a microbiome-based therapeutic designed to enhance anti-tumor immune activity. This agreement grants Lishan Biotech exclusive rights (subject to reaching certain commercial milestones) to further develop, manufacture and commercialize the BMC128, which was developed by Biomica. According to the agreement, Biomica will be eligible to receive development milestone payments upon progress of Lishan Biotech’s clinical trials and receipt of regulatory approvals, sales milestones payments and royalties from Lishan Biotech’s sales of future products, subject to certain conditions set forth therein. Information on that transaction is set forth in this Annual Report under “Item 4. Information on the Company— B. Business Overview— Market Segments— Human Health— Biomica Ltd.— Overview” and is incorporated by reference herein.

Casterra Agreements with ENI and its Affiliate

On June 21, 2023, Casterra announced that it entered into a framework agreement to sell seeds of its proprietary castor varieties to ENI, for cultivation in specific African territories at a commercial scale for biofuel production. During the first quarter of 2025, Casterra delivered orders (which were backlog from the prior year) valued at approximately $2,168 thousand. As of the date of this Annual Report, the Company has not received any additional seed orders from ENI.

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

In November 2024, Lavie Bio received notice of termination of this agreement. Pursuant to the terms of the agreement, Lavie Bio received an initial payment of $ 5.0 million from Corteva, which will not be repaid to Corteva because of the termination. Lavie Bio has regained all rights to the licensed technology and the lead bio-fungicide candidates.

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

Other Compensation Agreements

▪	Evogene Ltd. Officers Compensation Policy. See “Item 6. Directors, Senior Management and Employees” for more information about this document.
▪	Evogene Ltd. Officers Clawback Policy. See “Item 6. Directors, Senior Management and Employees” for more information about this document.
▪	Evogene Ltd. 2013 Share Option Plan. See “Item 6. Directors, Senior Management and Employees” for more information about this document.
▪	Evogene 2021 Share Incentive Plan. See “Item 6. Directors, Senior Management and Employees” for more information about this document.

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

E.          Taxation

Israel Income Tax Consequences

This section discusses the material Israeli income tax consequences concerning the ownership and disposition of our ordinary shares by our non-Israeli shareholders. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include traders in securities who are subject to special tax regimes not covered in this discussion. Because parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

SHAREHOLDERS AND POTENTIAL INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

Taxation of Our Non-Israeli Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident (whether individual or corporation) who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel should generally be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel and that such shareholder is not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli entities (including corporations) will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli entity or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli entity, whether directly or indirectly. Additionally, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2025) if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Israeli Tax Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis based on a contract, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2025) and a marginal tax rate of up to 47% for an individual in 2025 (excluding excess tax as discussed below)) unless contrary provisions in a relevant tax treaty apply (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

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

Upon the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and July 30 of each tax year for sales of securities traded on a stock exchange made within the previous six months. However, if all tax due was withheld at the source according to applicable provisions of the Israeli Tax Ordinance and the regulations promulgated thereunder, the return does not need to be filed provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below). Capital gains are also reportable on an annual income tax return.

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

In this regard, under the United States-Israel Tax Treaty and subject to the eligibility to the benefits under this treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise or a Beneficiary Enterprise (as such terms are defined in the Law for Encouragement of Capital Investments -1959), that are paid to a United States corporation holding at least 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, or a Beneficiary Enterprise are not entitled to such reduction under such tax treaty but are subject to withholding tax at the rate of 15% for such a United States corporate shareholder, provided that the conditions related to the holding of 10% of our voting capital and to our gross income for the previous year (as set forth in the previous sentence) are met.  The aforementioned rates under the United States-Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment of the U.S. resident which is maintained in Israel. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. United States residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for Untied States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided, inter alia, that (i) such income was not derived from a business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) in the case of individuals, the taxpayer is not obliged to pay excess tax (as further explained below).

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

Passive Foreign Investment Company Considerations

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we should be classified as a PFIC for the taxable year ending December 31, 2025.

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

Based on the book value of our assets and liabilities and our Market Capitalization in 2025, we believe that we met the PFIC asset test described above for 2025 and, as a result, we were classified as a PFIC in 2025. Because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, there is substantial risk we will be classified as a PFIC for the 2026 taxable year as well. However, because PFIC status is based on our income, assets and activities for the entire taxable year, and our Market Capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2026 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually after the close of each taxable year based on tests which are factual in nature, and our status in future years will depend on our income, assets, activities and Market Capitalization in those years. Thus, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year.

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

U.S. Holders are strongly encouraged to consult their tax advisors regarding the consequences of our classification as a PFIC for our 2025 taxable year, our potential classification as a PFIC in 2026 and future taxable years, and the application of the PFIC rules on their investment.

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

Dividends and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.          Documents on Display

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations of these requirements by filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements. Further, our officers, directors and principal shareholders are currently exempt from short-swing profit recovery provisions contained in Section 16 of the Exchange Act and our principal shareholders are, and, until March 18, 2026, our officers and directors were exempt from the reporting provisions thereunder. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to furnish to the SEC reports of foreign private issuer on Form 6-K containing unaudited quarterly financial information.

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

We are exposed to market risk from changes in exchange rates, interest rates and inflation. We therefore continue to closely monitor the macro-economic conditions that result therefrom. We regularly assess the implications of these global conditions on our operations, liquidity, cash flow and product candidates and seek to act to mitigate any adverse consequences, to the extent possible, in a commercially reasonable manner, if and when applicable. For a sensitivity analysis of our exposure to foreign currency exchange fluctuations, see Note 13c to our consolidated financial statements as of, and for the year ended, December 31, 2025 included elsewhere in this Annual Report.

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

Most of our revenues are denominated in U.S. dollars. By contrast, we incur expenses primarily denominated in NIS. As a result, any appreciation of the NIS relative to the U.S. dollar adversely impacts our profitability due to the portion of our expenses that are incurred in NIS. The appreciation of the NIS relative to the U.S. dollar, based on average exchange rates throughout the year, was 6.7% during 2025 as compared to a depreciation of 0.4% during 2024. In the future we may enter into hedging transactions in order to decrease our foreign currency risk; however, these transactions may not fully protect us from such risk.

Our exposure related to exchange rate changes on our net asset position denominated in currencies other than U.S. dollars varies with changes in our net asset position. Net asset position refers to financial assets, such as trade receivables and cash and cash deposits, less financial liabilities, such as trade payable and other payables. The impact of any such transaction gains or losses is reflected in financing expenses or income. Our most significant exposure relates to a potential change in the U.S. dollar-NIS exchange rates. Assuming a 10% decrease in the U.S. dollar relative to the NIS, and assuming no other change, our financing expenses would have increased by approximately $0.6 million, $0.9 million and $0.8 million due to our negative net asset position denominated in NIS as of December 31, 2025, 2024 and 2023, respectively.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In conducting its assessment of internal control over financial reporting, management used the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

ITEM 16.        [RESERVED]

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Mr. Dan Falk and Mr. Leon Recanati qualifies as an audit committee financial expert, as defined by the rules of the SEC, and has the requisite financial experience required by the Nasdaq Listing Rules. In addition, each of Mr. Falk and Mr. Recanati is independent, as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the Nasdaq Listing Rules.

ITEM 16B.      CODE OF ETHICS

We have adopted a Code of Ethics and Proper Business Conduct applicable to our executive officers, directors and all other employees, which is a “code of ethics” as defined in this Item 16B of Form 20-F promulgated by the SEC. We have also implemented a training program for new and existing employees concerning our Code of Ethics and Proper Business Conduct. A copy of the code is delivered to every employee of Evogene Ltd. and all of its subsidiaries, and is available to investors and others, without charge, on our website at http://www.evogene.com/investor-relations/corporate-governance/ or by contacting our finance department. Information contained on, or that can be accessed through, our website does not constitute a part of this Form 20-F and is not incorporated by reference herein. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website within four business days following the date of amendment or waiver in accordance with the requirements of the Nasdaq listing rules and Instruction 4 to such Item 16B. We granted no waivers under our Code of Ethics and Proper Business Conduct in 2025. We also intend to disclose any amendments to, or waivers of, the Code of Ethics and Proper Business Conduct applicable to our directors or executive officers on our website.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services.

We paid or accrued the following fees for professional services rendered by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young, A Member of EY Global, and an independent registered public accounting firm, for the fiscal years ended December 31, 2024 and 2025:

	2024	2025
Audit Fees	$190,000	$165,000
Audit Related Fees	25,000	35,000
Tax Fees	20,000	20,000
All other fees	-	13,057
Total	$235,000	233,057

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements.

“Audit Related Fees” are the aggregate fees billed for services that generally the independent accountant provides, such as consents, comfort letters and assistance with and review of documents filed with the SEC.

“Tax Fees” include fees for professional services rendered by our auditors for tax compliance and tax consulting in connection with international transfer pricing.

“All Other Fees” include fees for professional services rendered by our auditors for VAT consulting to one of our subsidiaries.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually any specific audit and non-audit services, audit-related services and tax services that may be performed by our independent accountants. Pursuant to that policy, our audit committee pre-approved all fees paid to our auditors for the year ended December 31, 2025.

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

▪
Shareholder approval. We seek shareholder approval for all corporate actions requiring such approval under the Companies Law, which include (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at our company), (ii) transactions concerning the compensation, indemnification, exculpation and insurance of the chief executive officer; (iii) the compensation policy recommended by the compensation committee of our board of directors and approved by our board of directors (and any amendments thereto); (iv) extraordinary transactions with, and the terms of employment or other engagement of, a controlling shareholder (if and when this becomes relevant to our company), (v) amendments to our articles of association, and (vi) certain non-public issuances of securities. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies. We are not required, however, to seek shareholder approval for any of the following events described in the Nasdaq Listing Rules:

▪	certain issuances of shares in excess of 20% of the outstanding shares of the Company;

▪	an issuance that will result in a change of control of our company; and

▪	adoption of, or material changes to, our equity compensation plans.

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

Material Cybersecurity Incidents

For the fiscal year ended December 31, 2025, we believe that the Company have not experienced any material cybersecurity incidents, nor do we face any current risk from cybersecurity threats, including from any previous cybersecurity incidents, that are reasonably likely to materially affect the Company, our business strategy, results of operations, or financial condition.

Cybersecurity Governance

Our audit committee oversees our cybersecurity risk management. The audit committee receives a yearly report from management on our cybersecurity status. In addition, management updates the Audit Committee, as necessary, regarding any material cybersecurity incidents.

Our information security management team, including our Chief Technology Officer, who has over 10 years of experience in the computational field and managing the Company’s computational systems, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity management and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team’s experience includes roles and degrees in relevant fields.

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
1.1
Third Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to Evogene’s Post-Effective Amendment No. 2 to Form F-1, filed with the SEC on September 30, 2025)

2.1	Description of ordinary shares of Evogene Ltd. †
2.2
Inducement Letter between Evogene and the Holder, dated February 10, 2026 (incorporated by reference to Exhibit 10.1 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on February 11, 2026).

2.3	Form of Series A-1 Warrant (incorporated by reference to Exhibit 10.2 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on February 11, 2026).
2.4	Form of Series B-1 Warrant (incorporated by reference to Exhibit 10.3 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on February 11, 2026).
4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to Evogene’s Registration Statement on Form F-1, as amended (Registration No. 333-191315))
4.2	Evogene Ltd. 2021 Share Incentive Plan (incorporated by reference to Appendix B of Exhibit 99.2 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on June 23, 2021)
4.3	Evogene Ltd. Officers Compensation Policy (incorporated by reference to Appendix A of Exhibit 99.2 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on April 30, 2024).
4.4	Asset Purchase Agreement among Evogene Ltd., Lavie Bio Ltd., Taxon Biosciences, Inc. and Dead Sea Works Ltd. dated April 17, 2025*
4.5	License Agreement between Biomica Ltd. and Shanghai Lishan Biopharmaceuticals Co., Ltd dated February 4, 2026*
4.6
Master Supply Agreement for Supply of Castor Planting Seeds between Casterra Ag Ltd. and ENI dated June 2, 2023. (incorporated by reference to Exhibit 4.12 to Evogene’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 28, 2024) *

4.7
Securities Purchase Agreement dated as of July 17, 2023, by and between Evogene Ltd. and the purchasers therein. (incorporated by reference to Exhibit 10.1 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on July 17, 2023).

4.8
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

4.11
Placement Agency Agreement, dated August 23, 2024, by and between Evogene Ltd. and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.2 to Evogene’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on August 23, 2024)

8.1	List of subsidiaries of the Registrant†
11.1	Insider Trading Compliance Policy †
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a)†
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a)†
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350^
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350^
15.1	Consent of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, independent registered public accounting firm†
97.1
Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to Evogene’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 28, 2024).

101
The following financial information from Evogene Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2025 formatted in inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Financial Position at December 31, 2025 and 2024; (ii) Consolidated Statements of Profit or Loss for the years ended December 31, 2025, 2024 and 2023; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2025, 2024 and 2023; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.†

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

Evogene Ltd.

Date: March 26, 2026	By:	/s/ Ofer Haviv
Name: Ofer Haviv
Title: President and Chief Executive Officer

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of

EVOGENE LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Evogene Ltd. and its subsidiaries (the Company) as of December 31, 2025, and 2024, the related consolidated statements of profit or loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements, and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Going concern assessment

Description of the Matter
As discussed in Note 1 to the consolidated financial statements, management identified there were conditions that raised substantial doubt about the Company’s ability to continue as a going concern for a period of twelve-month period from the date the financial statements were issued. The conditions that resulted in the substantial doubt being raised included a history of operating losses, net operating cash outflows and an accumulated deficit.

However, based on management’s plans and resulting available liquidity, management believes the Company’s liquidity is sufficient to fund operations and satisfy their financial obligations as they become due for at least twelve-month period from the financial statements issuance date. Therefore, the Company concluded these plans alleviate the substantial doubt that was raised about the Company’s ability to continue as a going concern for at least twelve-month period from the date that the consolidated financial statements were issued.

We identified the assessment of the Company’s ability to continue as a going concern as a critical audit matter. This determination involved significant auditor judgment in evaluating management’s forecasted cash flows and the resulting projected liquidity over the twelve‑month period from the issuance date of the consolidated financial statements. Our considerations focused on key components of the forecast, including projected revenues, operating expense estimates, and other anticipated sources of cash underlying management’s analysis.

How We Addressed the Matter in Our Audit
We evaluated the reasonableness of management’s forecasts, including projected revenues, operating expenses, and other anticipated sources of cash, in assessing whether the Company has sufficient liquidity to fund operations for at least the twelve‑month period following the issuance of the consolidated financial statements. In addition, we performed sensitivity analyses over projected revenues and operating expenses to assess the impact of potential changes in those assumptions on management’s liquidity forecast model.

Our audit procedures also included, among others, evaluating the completeness and accuracy of the data and factors used in management’s assessment of whether the company has sufficient liquidity to fund operations for at least the twelve-month period from the consolidated financial statements issuance date.

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

Tel-Aviv, Israel
March 26, 2026

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

		December 31,
	Note	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	$12,956	$15,301
Restricted cash		32	10
Trade receivables		317	1,091
Other receivables and prepaid expenses	7	1,565	2,064
Deferred expenses related to issuance of warrants	17c	551	1,304
Inventories	2d	210	1,819
		15,631	21,589
LONG-TERM ASSETS:
Long-term deposits and other receivables		571	12
Investment accounted for using the equity method		43	82
Deferred expenses related to issuance of warrants	17c	1,165	1,735
Right-of-use-assets	8	1,824	2,447
Property, plant and equipment, net	9	812	1,804
Intangible assets, net	10	-	12,195
		4,415	18,275
TOTAL ASSETS		$20,046	$39,864

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables		$639	$1,228
Employees and payroll accruals		861	1,869
Lease liability	8	716	589
Liabilities in respect of government grants	11	56	323
Deferred revenues and other advances		17	360
Warrants and pre-funded warrants liability	17c	706	2,876
Convertible SAFE	12	-	10,371
Other payables		449	1,079
		3,444	18,695
LONG-TERM LIABILITIES:
Lease liability	8	1,482	1,914
Liabilities in respect of government grants	11	3,073	4,327
Deferred revenues and other advances		72	90
		4,627	6,331
TOTAL LIABILITIES		8,071	25,026

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

		December 31,
	Note	2025	2024
SHAREHOLDERS’ EQUITY:	17
Ordinary shares of NIS 0.2 par value: Authorized – 30,000,000 ordinary shares on December 31, 2025 and 15,000,000 ordinary shares on December 31, 2024 Issued and outstanding – 8,718,193 ordinary shares on December 31, 2025 and 6,514,589 ordinary shares on December 31, 2024		488	363
Share premium and other capital reserves		281,986	272,257
Accumulated deficit		(282,556)	(274,071)

Equity attributable to equity holders of the Company		(82)	(1,451)

Non-controlling interests		12,057	16,289

TOTAL EQUITY		11,975	14,838

TOTAL LIABILITIES AND EQUITY		$20,046	$39,864

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share amounts)

		Year ended December 31,
	Note	2025	2024(*)		2023(*)

Revenues	21b	$3,853	$5,577		$2,982
Cost of revenues:	19a
Inventory impairment		2,180	-		-
Other cost of revenues		1,914	2,380		1,490
Total Cost of Revenues		4,094	2,380		1,490

Gross profit (loss)		(241)	3,197		1,492

Operating expenses:
Research and development, net	19b	7,994	12,511		16,196
Sales and marketing	19c	1,476	1,983		2,152
General and administrative	19d	4,286	6,993		5,375
Other expenses	19e	37	514		-
Total operating expenses, net		13,793	22,001		23,723

Operating loss		(14,034)	(18,804)		(22,231)

Financing income	19f	2,508	7,393		1,213
Financing expenses	19f	(1,933)	(3,358)		(928)
Financing income (expenses), net		575	4,035		285

Share of loss of an associate		39	39		-

Loss before taxes on income		(13,498)	(14,808)		(21,946)
Taxes on income	16	1	9		19
Loss from continuing operations		$(13,499)	(14,817	) $	$(21,965)
Income (loss) from discontinued operations, net	23	5,672	(3,237)		(3,989)
Loss		(7,827)	(18,054)		(25,954)
Attributable to:
Equity holders of the Company		(8,485)	(16,485)		(23,879)
Non-controlling interests		658	(1,569)		(2,075)
		$(7,827)	$(18,054)		$(25,954)
Basic and diluted loss per share from continuing operations, attributable to equity holders of the Company		$(1.70)	$(2.47)		$(4.56)
Basic and diluted gain (loss) per share from discontinued operations, attributable to equity holders of the Company	20	$0.62	$(0.43)		$(0.64)
Basic and diluted loss per share, attributable to equity holders of the Company		$1.08	$(2.90)		$(5.20)
Weighted average number of shares used in computing basic and diluted gain (loss) per share (**)		7,874,039	5,697,245		4,589,386

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.
(**) Number of shares and NIS par value amounts have been retroactively adjusted to reflect the reverse share split at a ratio of 1-for-10 for 2023 amounts.

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Attributable to equity holders of the Company
	Share capital		Share premium and other capital reserves	Accumulated deficit	Total	Non- controlling interests	Total equity

Balance as of January 01, 2023	$235		$261,402	$(233,707)	$27,930	$6,860	$34,790

Loss	-		-	(23,879)	(23,879)	(2,075)	(25,954)

Issuance of ordinary shares, net	51		8,398	-	8,449	-	8,449

Forfeiture of non-controlling interests regarding share-based compensation	-		71	-	71	(71)	-

Benefit to non-controlling interests regarding share-based compensation	-		3	-	3	(3)	-

Issuance of a subsidiary’s ordinary shares to the Company	-		(809)	-	(809)	809	-

Issuance of a subsidiary’s preferred shares to non-controlling interests	-		(238)	-	(238)	9,761	9,523

RSUs vested	*	)	* )	-	* )	-	*	)

Share-based compensation	-		526	-	526	1,351	1,877

Balance as of December 31, 2023	$286		$269,353	$(257,586)	$12,053	$16,632	$28,685

Loss	-		-		(16,485)	(16,485)	(1,569)	(18,054)

Issuance of ordinary shares, net	15		108		-	123	-	123

Forfeiture of non-controlling interests regarding share-based compensation	-		206		-	206	(206)	-

Exercise of pre-funded warrants	62		2,227		-	2,289	-	2,289

RSUs vested	*	)	*	)	-	* )	-	*	)

Share-based compensation	-		363		-	363	1,432	1,795

Balance as of December 31, 2024	$363		$272,257		$(274,071)	$(1,451)	$16,289	$14,838

*) Represents an amount lower than $1

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Attributable to equity holders of the Company
	Share capital		Share premium and other capital reserves		Accumulated deficit	Total	Non- controlling interests	Total equity

Balance as of December 31, 2024	$363		$272,257		$(274,071)	$(1,451)	$16,289	$14,838

Loss	-		-		(8,485)	(8,485)	658	(7,827)

Issuance of ordinary shares, net	110		4,173		-	4,283	-	4,283

Exercise of subsidiary options	-		62			62	(62)	-

Forfeiture of non-controlling interests regarding share-based compensation	-		4,742		-	4,742	(4,742)	-

Exercise of pre-funded warrants	15		374		-	389	-	389

RSUs vested	*	)	*	)	-	* )	-	*	)

Share-based compensation	-		378		-	378	(86)	292

Balance as of December 31, 2025	$488		$281,986		$(282,556)	$(82)	$12,057	$11,975

*) Represents an amount lower than $1

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024 (*)	2023 (*)
Cash flows from operating activities:

Loss from continuing operations	$(13,499)	$(14,817)	$(21,965)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization of property, plant and equipment and right-of-use-assets	1,144	1,381	1,300
Share-based compensation	654	1,243	1,108
Remeasurement of Convertible SAFE	(371)	3	254
Net financing income	(28)	(771)	(661)
Loss (gain) from sale of property, plant and equipment	(209)	525	(26)
Impairment of property, plant and equipment	246	-	-
Inventory impairment	2,180	-	-
Revaluation of government grants	40	-	-
Excess of initial fair value of pre-funded warrants over transaction proceeds	-	2,684	-
Amortization of deferred expenses related to issuance of warrants	1,323	471	-
Remeasurement of pre-funded warrants and warrants	(1,781)	(6,529)	-
Share of loss of an associate	39	39	-
Taxes on income (tax benefit)	(6)	9	(33)

	3,231	(945)	1,942
Changes in asset and liability items:

Decrease (increase) in trade receivables	665	(627)	(7)
Decrease (increase) in other receivables and prepaid expenses	1,047	806	(1,246)
Decrease (increase) in inventories	(1,019)	(1,277)	489
Increase (decrease) in trade payables	(259)	(630)	757
Increase (decrease) in employees and payroll accruals	(756)	(548)	532
Increase (decrease) in other payables	(570)	222	(515)
Decrease in deferred revenues and other advances	(361)	(559)	(288)

	(1,253)	(2,613)	(278)
Cash received (paid) during the year for:
Interest received	338	934	905
Interest paid	(193)	(67)	(121)
Taxes paid	(11)	(11)	(31)

Net cash used in continuing operating activities	(11,387)	(17,519)	(19,548)

Net cash used in operating activities of discontinued operations	(2,115)	(2,181)	(2,029)

Net cash used in operating activities	(13,502)	(19,700)	(21,577)

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024 (*)	2023 (*)
Cash flows from investing activities:

Purchase of property, plant and equipment	$(135)	$(626)	$(577)
Proceeds from sale of marketable securities	-	-	6,924
Purchase of marketable securities	-	-	(503)
Proceeds from sale of property, plant and equipment	78	10	26
Proceeds from finance sub-lease asset	52	-
Proceeds from short-term bank deposits		27,340	9,000
Investment in short-term bank deposits	(1)	(17,150)	(19,200)

Net cash provided by (used in) continuing investing activities	(6)	9,574	(4,330)
Net cash provided by investing activities of discontinued operations	17,744	48	(208)

Net cash provided by investing activities	17,738	9,622	(4,538)

Cash flows from financing activities:

Issuance of a subsidiary’s preferred shares to non-controlling interests	-	-	9,523
Proceeds from issuance of ordinary shares, pre-funded warrants and warrants	-	5,500	-
Proceeds from issuance of ordinary shares, net of issuance expenses	4,283	123	8,449
Repayment of lease liabilities	(526)	(886)	(675)
Proceeds from government grants	-	134	1,045
Repayment of convertible SAFE	(10,000)	-
Repayment of government grants	(244)	(298)	(73)

Net cash provided by (used in) continuing financing activities	(6,487)	4,573	18,269
Net cash provided by (used in) financing activities of discontinued operations	(115)	83	(117)

Net cash provided by (used in) financing activities	(6,602)	4,656	18,152

Exchange rate differences on balances of cash and cash equivalent balances	21	(49)	(245)

Decrease in cash and cash equivalents	(2,345)	(5,471)	(8,208)

Cash and cash equivalents beginning of the year	15,301	20,772	28,980

Cash and cash equivalents end of the year	$12,956	$15,301	$20,772

Significant non-cash activities:

Acquisition of property, plant and equipment	$2	$120	$81
Increase of right-of-use-asset recognized with corresponding lease liability	$207	$2,307	$194
Exercise of pre-funded warrants	$389	$2,289	$-
Derecognition of property, plant and equipment under a finance lease	$13	-	-
Investment in affiliated company with corresponding deferred revenues	$-	$120	$-

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

The accompanying notes are an integral part of the consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: -	GENERAL

Evogene Ltd. (“Evogene” and together with its subsidiaries, the “Company”) was founded on October 10, 1999, as Agro Leads Ltd., a division of Compugen Ltd. In 2002, the Company was spun-off as an independent corporation under the laws of the State of Israel, and changed its name to Evogene Ltd.

The Company’s shares have been listed for trading on the Tel Aviv Stock Exchange (“TASE”) since 2007, on the New York Stock Exchange (“NYSE”) from November 2013 until December 2016, and on the Nasdaq Stock Market (“NASDAQ”) since December 2016.

Evogene is a computational biology and chemistry company aiming to revolutionize the development of life-science based products by utilizing cutting edge technologies to increase probability of success while reducing development time and cost. The main challenge in product development in the life science industry is finding the winning candidates out of a vast number of possible prospects that address a complex myriad of criteria to reach successful products. The Company believes that by utilizing an advanced computational biology and chemistry platform to identify the most promising candidates addressing multiple development challenges toward successful life-science products, the Company can increase the probability of success while reducing time and cost.

To achieve this mission, the Company has established three unique technological engines – MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each technological engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI). The Company uses its technological engines to develop products through subsidiaries and with strategic partners. See also Note 1d regarding the sale of Evogene’s MicroBoost AI tech engine for agriculture platform to ICL.

During 2025, the Company commenced the implementation of a strategic shift, to focus its efforts on developing products based on small molecules. As a result, the Company  has focused its activities mainly on ChemPass AI and have deployed ChemPass AI across two principal industries – pharmaceutical and agricultural. During 2025, the Company streamlined activities outside it’s focus areas. In July 2025, the Company completed the disposition of Lavie Bio Ltd.’s assets to ICL. In addition, the Company scaled down Biomica Ltd.’s operations by reducing staff and management overhead. Biomica Ltd. has licensed the BMC128 (a microbiome-based therapeutic designed to enhance anti-tumor immune activity) to Lishan Biotech (see Note 24 – Subsequent events) and is currently focused on completing its clinical trial. Similar strategic dispositions and reductions in workforce were applied to the activities conducted by Casterra Ag Ltd. and AgPlenus Ltd.

Liquidity, Capital Resources and Management's Plans

Under IFRS Accounting Standard IAS1, Presentation of Financial Statements, management shall assess an entity's ability to continue as a going concern. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern, the entity shall disclose those uncertainties. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but is not limited to, twelve months from the date that the Consolidated Financial Statements were issued.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 1: -	GENERAL (Cont.)

The Company concluded that the following conditions raised substantial doubt about its ability to continue as a going concern:

-	History of reporting operating losses from continuing operations of $14,034 and $18,804 for the years ended December 31, 2025, and 2024, respectively;

-	Net operating cash outflows of $13,502 and $19,700 in 2025 and 2024, respectively;

-	The Company's Accumulated Deficit balance as of December 31, 2025, is $282,556

Management prepared a plan to improve our available cash balances, liquidity and cash flows generated from operations. We have identified several potential actions, including cost preservation measures that would be initiated in a timely manner to address our liquidity needs over the twelve-month period from the date of this Annual Report, as follows:

•	In case projected revenues do not materialize in a timely manner, reducing related expenses, including through headcount reductions, to conserve cash and improve our liquidity position; and

•	Deferring and reprioritizing certain research and development programs, resulting in reduced expenditures on programs and headcount.

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

Casterra Ag Ltd. was incorporated on December 29, 2011 and is currently focusing on the development and sales of improved castor seeds for industrial uses. On March 13, 2025, Casterra Ag Ltd. incorporated a Kenyan wholly own subsidiary, Casterra Kenya Limited, which is expected to conduct a production, sales and marketing activities in Kenya.

Evogene Inc. was incorporated in Delaware, United States on September 22, 2006. From 2015 to 2019, Evogene Inc. was engaged in research and development in the field of insect control and located in the Bio-Research and Development Growth (BRDG) Park, in St. Louis, Missouri, United States. As of December 31, 2025, the company is inactive.

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

On August 27, 2020, AgPlenus Ltd. incorporated a wholly owned U.S. subsidiary, AgPlenus Inc.

Lavie Bio Ltd. was incorporated on January 21, 2019, with the mission to improve food quality and sustainability through the introduction of microbiome-based ag-biological products. In 2019, Lavie Bio Ltd. incorporated two wholly owned subsidiaries, Lavie Bio Inc., located in the City Foundry STL Project, in St. Louis, Missouri, United States, and Lavie Tech Inc. Lavie Tech Inc. wholly owns as a subsidiary Taxon Biosciences, Inc. See also Note 1d.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 1: -	GENERAL (Cont.)

Canonic Ltd. was incorporated on March 25, 2019, with the mission to develop next-generation medical cannabis products. During 2024, Canonic Ltd. ceased its activities.

c.
On April 2, 2024, the Company and The Kitchen Food Tech Hub (TKH), the food tech incubator and investment arm of Strauss Group, jointly announced the establishment of Finally Foods Ltd., an AI-driven company specializing in molecular farming for the food sector, committed to providing sustainable alternative sources to animal-based proteins (“Finally Foods”). Finally Foods will leverage the Company’s AI technology to modify plants for efficient protein production. Evogene holds approximately 40% of the share capital of Finally Foods, on a fully diluted basis and accounts for this investment using the equity method. See also Note 24 – Subsequent events.

d.
On August 6, 2019, Corteva Inc. (“Corteva”), through its subsidiary Pioneer Hi-Bred International, Inc., made an investment in the Company’s agriculture biologicals subsidiary, Lavie Bio Ltd., which included a cash investment of $10,000 and the contribution of all shares of Corteva’s wholly owned subsidiary Taxon Biosciences, Inc. in consideration for 27.84% of Lavie Bio Ltd.’s shares. As part of the foregoing transaction, the parties entered into a commercial arrangement, including the grant to Corteva of certain commercialization rights with respect to Lavie Bio Ltd.’s products, mainly in corn and soybean (see also Note 10).

In August 2022, an affiliate company of ICL and Lavie Bio Ltd. entered a multi-year collaboration agreement for developing novel bio-stimulant products to enrich fertilizer efficiency. As part of the collaboration, ICL invested through an affiliate company in Lavie Bio Ltd. $10,000 under a SAFE agreement (simple agreement for future equity) (see also Note 12).

In April 2025, Lavie Bio Ltd. entered into a definitive agreement pursuant to which Dead Sea Works Ltd. (an affiliate of ICL Group Ltd., or ICL) agreed to acquire the majority of its activity for $15,250. As part of the definitive agreement, ICL also agreed to acquire Evogene’s MicroBoost AI tech engine for agriculture platform for $3,464. Pursuant to the definitive agreement, ICL also acquired Lavie Bio Ltd.’s proprietary Biology Driven Design, or BDD, technology platform, microbial bank (or, the Taxon Database), pipeline of advanced development programs and current commercial product offerings. In addition, Lavie Bio Ltd.’s core personnel transferred to ICL. As part of the transaction Lavie Bio Ltd. redeemed the SAFE which was made by an ICL affiliate. In July 2025, Lavie Bio Ltd. completed the disposition to ICL.

As part of the definitive agreement, Lavie Bio Ltd. and Evogene undertook that for a period of four years following the closing, they will not compete with the business of Lavie Bio Ltd. as conducted prior to the closing (i.e. development and/or commercialization of microbe-based products for use as bio-stimulants or bio-control in agriculture), and/or the MicroBoost AI for AG and/or the Taxon Database.

e.
On December 21, 2022, Biomica Ltd., signed a definitive agreement for a $20,000 financing round, led by Shanghai Healthcare Capital (“SHC”), out of which $10,000 was to be invested by the Company in Biomica Ltd. preferred shares. Following the closing of the transaction on April 27, 2023, the Company was diluted to approximately 67% of the share capital of Biomica Ltd., on a fully diluted basis, while SHC held approximately 20%, on a fully diluted basis (see also Note 17i(2)). During 2025 Biomica Ltd. significantly reduced its internal R&D activity, including a reduction in its headcount. See also Note 24 - Subsequent events.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 1: -	GENERAL (Cont.)

f.
The Company operates in three segments, Agriculture, Industry and Human. The Agriculture segment mainly consists of the legacy activity of parent company, Evogene and Evogene’s subsidiary - AgPlenus Ltd. The Human segment consists of Evogene’s subsidiaries, Biomica Ltd. and Canonic Ltd. The Industry segment consists of Evogene’s subsidiary Casterra Ag Ltd.

g.	Definitions

In these Financial Statements -

Subsidiary
-  A company that is controlled by the Company (as defined in International Financial Reporting Standards (“IFRS”) 10- Consolidated Financial Statements) and whose accounts are consolidated with those of the Company.

Related parties	- As defined in International Accounting Standard (“IAS”) 24 Related Party Disclosures.

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

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

d.	Inventories:

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

Provision for impairment of inventories:

The Company reviews its inventories periodically to determine whether the carrying amount is recoverable. A write-down is recognized when the net realizable value (“NRV”) of inventories is lower than their carrying amount. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

In determining NRV, the Company considers factors such as expected future demand, market conditions, product life cycles, technological changes, and inventory aging. If circumstances that previously caused inventories to be written down no longer exist, the amount of the write-down may be reversed, limited to the amount of the original write-down.

As of December 31, 2025, the Company recorded an inventory impairment of approximately $2,180 related to the inventory of castor seeds held by Casterra Ag Ltd. in Kenya which is included in the cost of revenues in the consolidated statement of profit or loss.

The following table summarizes information about the inventory balance as of December 31:

	December 31,
	2025	2024
Raw materials	$-	$40
Work in progress	46	261
Finished goods	164	1,518

	$210	$1,819

e.	Government grants:

Government grants received from the Israel Innovation Authority (“IIA”) and Israeli Ministry of Economy as part of “Smart money” grant program are recognized upon receipt as a liability if future economic benefits are expected from the research project that will result in royalty-bearing sales. Government grants are recognized when there is reasonable assurance that the grants will be received, and the Company will comply with the precedent conditions.

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

Non-refundable grants from the IIA and the European Union Horizon for funding research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a deduction from research and development expenses.

f.	Leases:

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

4.	Subleases

In a transaction in which the Company is a lessee of an underlying asset (head lease) and the asset is subleased to a third party, the Company assesses whether the risks and rewards incidental to ownership of the right-of-use asset have been transferred to the sub-lessee, among others, by evaluating the sublease term by reference to the useful life of the right-of-use asset arising from the head lease.

When substantially all the risks and rewards incidental to ownership of the right-of-use asset have been transferred to the sub-lessee, the Company accounts for the sublease as a finance lease, otherwise it is accounted for as an operating lease.

If the sublease is classified as a finance lease, the leased asset is derecognized on the commencement date and a new asset, "finance lease receivable" is recognized at an amount equivalent to the present value of the lease payments, discounted at the interest rate implicit in the lease. Any difference between the carrying amount of ths leased asset before the derecognition and the carrying amount of the finance lease receivable is recognized in profit or loss.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property, plant and equipment:

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

h.	Intangible assets:

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

In April 2025, Lavie Bio Ltd. entered into a definitive agreement pursuant to which Dead Sea Works Ltd., an affiliate of ICL Group Ltd. (“ICL”), agreed to acquire the majority of Lavie Bio Ltd.’s activities. Pursuant to the definitive agreement, Lavie Bio Ltd. transferred certain assets to ICL, including its intangible assets (see also Note 1d).

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

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations such as licenses, services and milestone events require an allocation of the transaction price to each performance obligation based on a relative standalone selling price (“SSP”). To determine SSP, the Company maximizes the use of observable standalone sales and observable data, where available. In instances where performance obligations do not have observable standalone sales, the Company utilizes available information that may include market conditions, pricing strategies, the economic life of the software, and other observable inputs or uses the expected cost-plus margin approach to estimate the price the Company would charge if the products and services were sold separately. Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product or delivery of service to the customer. Revenue is recognized in an amount that reflects the consideration that the Company expects to receive in exchange for those products or services.

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

The Company’s remaining performance obligations represent contracted revenue that has not yet been recognized. As of December 31, 2025 and 2024, the aggregate amount of the transaction price allocated to remaining performance obligations that the Company expects to recognize as revenue over the next 12 months was approximately $880 and $947, respectively.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Disaggregation of revenue

The following table disaggregates the Company’s revenues from continuing operations by timing of revenue recognition:

	Year ended December 31,
	2025	2024 (*)	2023 (*)

Revenue recognized at a point in time	$2,519	$3,299	$1,562
Revenue recognized over time	1,334	2,278	1,420

	$3,853	$5,577	$2,982

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

k.	Taxes on income:

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

After initial recognition, the accounting treatment of financial liabilities is based on their classification as follows:

After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest rate method, except for financial liabilities at fair value through profit or loss.

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

m.	Fair value measurement:

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

q.	Investment in an associate:

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. The financial statements of an associate are prepared for the same reporting period as the Company’s. The accounting policies of an associate are aligned with those of the Company. Therefore, no adjustments were made when measuring and recognizing the Company’s share of the profit or loss of the investee after the date of acquisition. Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate since the acquisition date. The Company’s exposure to losses from its associate is limited to the carrying amount of its investment, and the Company has no contractual or constructive obligation to provide additional financial support or to absorb losses in excess thereof.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Discontinued operations:

A discontinued operation is a component of the Company, that represents a separate major line of business operation or geographical area of operations that either has been disposed of or is classified as a discontinued operation. Income from discontinued operations, net, for the periods ended December 31, 2025 was $5,672 and loss from discontinued operations, net, for the periods ended December 31, 2024  and 2023 was $3,237 and 3,989, respectively.

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

Government grants received from the IIA and from Israeli Ministry of Economy (as part of “Smart money” grant programs)  are recognized as liabilities if future economic benefits are expected from the research and development or marketing activity that  will result in royalty-bearing sales. There is uncertainty regarding the estimated future cash flows used to measure the amount of the liability.

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

The fair value of the SAFE issued to ICL (see Note 12) is based on the weighted average value of various scenarios assuming Lavie Bio Ltd.’s estimated enterprise value at the valuation date. The enterprise value is calculated using the income approach, whereby the cash flows expected to be generated are discounted to their present value equivalent using a rate of return that reflects the relative risk of the investment, as well as the time value of money. The value of the SAFE assumes the probability of various possible scenarios to which an acceptable option pricing model is applied. The inputs to the model include the enterprise value described above, the conversion price and assumptions regarding the expected volatility and the expected life of each scenario.

-	Determining the fair value warrants and pre-funded warrants liability:

The fair value of warrants and pre-funded warrants liability (see Note 17(c)) was initially estimated using the Black Scholes option pricing model, with the following assumptions:

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

-	Inventories:

The Company reviews its inventories periodically to determine whether the carrying amount is recoverable. A write-down is recognized when the net realizable value (“NRV”) of inventories is lower than their carrying amount. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. In determining NRV, the Company considers factors such as expected future demand, market conditions, product life cycles, technological changes, and inventory aging. If circumstances that previously caused inventories to be written down no longer exist, the amount of the write-down may be reversed, limited to the amount of the original write-down. As of December 31, 2025, the Company recorded an inventory impairment of approximately $2,180 related to the inventory of castor seeds held by Casterra Ag Ltd. in Kenya which is included in the cost of revenues in the consolidated statement of profit or loss.

NOTE 4: -	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

IFRS 18, "Presentation and Disclosure in Financial Statements":

In April 2024, the International Accounting Standards Board ("the IASB") issued IFRS 18, "Presentation and Disclosure in Financial Statements" ("IFRS 18") which replaces IAS 1, "Presentation of Financial Statements". IFRS 18 is aimed at improving comparability and transparency of communication in financial statements. IFRS 18 retains certain existing requirements of IAS 1 and introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information. IFRS 18 does not modify the recognition and measurement provisions of items in the financial statements. However, since items within the statement of profit or loss must be classified into one of five categories (operating, investing, financing, taxes on income and discontinued operations), it may change the entity's operating profit. Moreover, the publication of IFRS 18 resulted in consequential narrow scope amendments to other accounting standards, including IAS 7, "Statement of Cash Flows" and IAS 34, "Interim Financial Reporting".

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively. Early adoption is permitted, subject to disclosure.

The Company is evaluating the effects of IFRS 18, including the effects of the consequential amendments to other accounting standards, on its consolidated financial statements.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 5: -	COLLABORATION, RESEARCH AND DISTRIBUTION AND SALES AGREEMENTS

Each of the following agreements amounted to 10% or more of the Company’s total revenues in 2025, 2024 and 2023:

a.
In March 2020, AgPlenus Ltd. entered into a multi-year collaboration with Corteva for the discovery and development of novel herbicides. Under the terms of the collaboration agreement, AgPlenus Ltd. and Corteva work together to optimize herbicide product candidates originating from the Company’s pipeline. Successful candidates from this collaboration are expected to be further developed by Corteva (see Customer A in Note 21c).

b.
On June 21, 2023, Casterra entered into a framework agreement to sell seeds of its proprietary castor varieties to ENI Kenya B.V. (Customer C, see Note 21c) for cultivation in specific African territories at a commercial scale for biofuel production. During the first quarter of 2025, Casterra delivered orders (which were backlog from the prior year) valued at approximately $2,168. As of the December 31, 2025, the Company has not received any additional seed orders from ENI.

c.
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

NOTE 6: -	CASH AND CASH EQUIVALENTS

	December 31,
	2025	2024

Cash for immediate withdrawal in USD	$12,425	$13,997
Cash for immediate withdrawal in New Israeli Shekels (“NIS”)	517	1,290
Cash for immediate withdrawal in Euro and other currencies	14	14

	$12,956	$15,301

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 7: -	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2025	2024

Government authorities	$202	$342
Grant receivables	153	-
Prepaid expenses	504	308
Suppliers’ advances	-	1,360
Other	706	54

	$1,565	$2,064

NOTE 8: -	LEASES

The Company has entered into various lease agreements with respect to the following items:

1.	Office and Laboratory spaces:

In December 2018, the Company entered into a lease agreement for office space and a laboratory facility in Rehovot, Israel, for a period of 6 years (which included a three-years extension through December 2024). In December 2024 the lease agreement was extended for an additional period of 6 years (which included a three-years extension through December 2030).

In August 2017, the Company entered into a lease agreement for office space and greenhouses in Naan, Israel. The lease term commenced in July 2018 for a period of 10 years (which included a three-years extension through July 2028).

In March 2025, the Company entered into a sub-lease agreement for greenhouses in Naan, Israel, for a period of 3 years.

2.	Vehicles:

The Company leases vehicles for the use of certain of its employees in Israel. The lease terms are typically for three-year periods.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 8: -	LEASES (Cont.)

The Company does not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement.

a.	Information on leases in which the Company is a lessee (*):

	Year ended December 31
	2025	2024

Interest expense on lease liabilities	$183	$67
Exchange rate differences	242	7
Adjustments for indexation	54	19
Depreciation expenses on right-of-use assets	620	797
Expense due to removal of lease liabilities and right-of-use assets	9	3
Income from subleasing right-of-use assets	191	-

(*) Financial information related to Lavie Bio Ltd.’s discontinued operations is presented as part of discontinued operations in the consolidated statement of profit or loss.

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 8: -	LEASES (Cont.)

c.	Disclosures of right-of-use assets:

	Leasehold	Motor vehicles	Total
Cost:

Balance as of January 1, 2025	$3,096	$892	$3,988

Additions during the year:

Additions to right-of-use assets for new leases in the period	123	84	207

Adjustments for indexation	53	3	56

Disposals during the year:

Reassessment of lease terms of right-of-use assets in the period	(150)	-	(150)

Disposals of right-of-use assets for leases terminated in the period	(13)	(258)	(271)

Balance as of December 31, 2025	3,109	721	3,830

Accumulated depreciation:

Balance as of January 1, 2025	1,000	541	1,541

Additions during the year:

Depreciation	457	163	620

Disposals during the year:

Disposals of right-of-use assets	-	(155)	(155)

Balance as of December 31, 2025	1,457	549	2,006

Depreciated cost on December 31, 2025	$1,652	$172	$1,824

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 8: -	LEASES (Cont.)

	Leasehold	Motor vehicles	Total
Cost:

Balance as of January 1, 2024	$3,553	$874	$4,427

Additions during the year:

Additions to right-of-use assets for new leases in the period	1,974	333	2,307

Adjustments for indexation	12	7	19

Disposals during the year:

Disposals of right-of-use assets for leases terminated in the period	(2,443)	(322)	(2,765)

Balance as of December 31, 2024	3,096	892	3,988

Accumulated depreciation:

Balance as of January 1, 2024	2,868	579	3,447

Additions during the year:

Depreciation	575	222	797

Disposals during the year:

Disposals of right-of-use assets	(2,443)	(260)	(2,703)

Balance as of December 31, 2024	1,000	541	1,541

Depreciated cost on December 31, 2024	$2,096	$351	$2,447

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 8: -	LEASES (Cont.)

d.	Disclosures of lease liability:

	Leasehold	Motor vehicles	Total

Balance as of January 1, 2025	$2,162	$341	$2,503

Lease payments	(531)	(184)	(715)

Lease deposits	-	(1)	(1)

Interest expense	158	25	183

Exchange rate differences	218	24	242

Additions to lease liability for new leases in the period	123	84	207

Reduction of lease liability for leases terminated in the period	-	(125)	(125)

Reduction of lease liability for leases updates in the period	(150)	-	(150)

Adjustments for indexation	53	1	54

Balance as of December 31, 2025	$2,033	$165	$2,198

The weighted average incremental borrowing rate used to discount future lease payments in the calculation of the lease liabilities was 7.17%. During 2025, the total cash outflow for leases was approximately $715.

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

The Company leases facilities for its offices and research and development activities, as well as motor vehicles under leases. As of December 31, 2025, the future minimum lease payments under non-cancelable leases for the years ending December 31, are as follows (see also Note 13a):

	Leasehold	Motor vehicles	Total

2026	$576	$107	$683
2027	471	53	524
2028	427	7	434
2029	384	-	384
2030	341	-	341

Total lease payments	$2,199	$167	$2,366
Less: imputed interest	(166)	(2)	(168)
Present value of lease liabilities	$2,033	$165	$2,198

NOTE 9: -	PROPERTY, PLANT AND EQUIPMENT, NET

	Laboratory equipment	Computers and peripheral equipment	Office equipment and furniture	Leasehold improvements	Total
Cost:

Balance on January 1, 2025	$5,432	$2,327	$359	$13,097	$21,215
Additions	2	9	4	-	15
Impairment loss (*)	(362)	(40)	(14)	(175)	(591)
Deductions	(1,237)	(28)	-	(3)	(1,268)

Balance on December 31, 2025	3,835	2,268	349	12,919	19,371

Accumulated Depreciation:

Balance on January 1, 2025	4,565	2,057	218	12,571	19,411
Depreciation	252	191	17	131	591
Impairment loss (*)	(201)	(34)	(7)	(94)	(336)
Deductions	(1,081)	(23)	-	(3)	(1,107)

Balance on December 31, 2025	3,535	2,191	228	12,605	18,559

Depreciated cost on December 31, 2025	$300	$77	$121	$314	$812

(*) As of December 31, 2025 an impairment loss was recognized to write down the property, plant and equipment, net, in Biomica Ltd. and Lavie Bio Ltd. to their recoverable amount, as the assets are not expected to generate future economic benefits.

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

Depreciation expenses for the years ended December 31, 2025, 2024 and 2023 were approximately $591, $713 and $842, respectively. Depreciation expenses attributable to Lavie Bio Ltd.’s discontinued operations for those periods are presented within income (loss) from discontinued operations, net, in the consolidated statements of profit or loss.

NOTE 10: -	INTANGIBLE ASSETS, NET

On August 6, 2019, Corteva, through its subsidiary Pioneer Hi-Bred International, Inc., made an investment in the Company’s agricultural biologicals subsidiary, Lavie Bio Ltd. The investment included the contribution of all of Corteva’s holdings in its wholly owned subsidiary, Taxon Biosciences, Inc., together with $10,000 in cash, in consideration for shares of Lavie Bio Ltd. This transaction included the intangible assets listed below . In April 2025, Lavie Bio Ltd. entered into a definitive agreement pursuant to which Dead Sea Works Ltd., an affiliate of ICL Group Ltd. (“ICL”), agreed to acquire the majority of Lavie Bio Ltd.’s activities. Pursuant to the definitive agreement, Lavie Bio Ltd. transferred certain of its assets to ICL, including its intangible assets (see also Note 1d). The transaction was completed in July 2025 and, as a result, Lavie Bio Ltd. derecognized these intangible assets as of that date.

	Pipeline Products	Potential Products	Microorganisms Collection	Total
Cost:

Balance on January 1, 2025	$7,028	$4,920	$5,500	$17,448
Deductions	7,028	4,920	5,500	17,448

Balance on December 31, 2025	-	-	-	-

Accumulated Amortization:

Balance on January 1, 2025	$2,182	$1,370	$1,701	$5,253
Amortization	207	130	161	498
Deductions	2,389	1,500	1,862	5,751

Balance on December 31, 2025	-	-	-	-

Amortized cost on December 31, 2025	-	-	-	-

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 10: -	INTANGIBLE ASSETS, NET (Cont.)

	Pipeline Products	Potential Products	Microorganisms Collection	Total
Cost:

Balance on January 1, 2024	$7,028	$4,920	$5,500	$17,448

Balance on December 31, 2024	$7,028	$4,920	$5,500	$17,448

Accumulated Amortization:

Balance on January 1, 2024	$1,777	$1,115	$1,387	$4,279

Amortization	405	255	314	974

Balance on December 31, 2024	2,182	1,370	1,701	5,253

Amortized cost on December 31, 2024	$4,846	$3,550	$3,799	$12,195

Amortization expenses of intangible assets are included within income (loss) from discontinued operations, net, in the consolidated statements of profit or loss.

NOTE 11: -	LIABILITIES IN RESPECT OF GOVERNMENT GRANTS

	2025	2024

Balance on January 1,	$4,650	$4,814
Grants received (*)	106	177
Royalties paid	(461)	(298)
Amounts recorded in profit or loss	(1,166)	(43)

Balance on December 31,	$3,129	$4,650

(*) Excludes amounts received under the EU Horizon grant programs, totaling $209 in 2024 and $215 thousand in 2025.

The Company received research and development grants from the IIA and undertook to pay royalties of 3%-4% of revenues derived from research and development projects that were financed by the IIA, of up to 100% of the grants received (including accrued interest). As of December 31, 2025, the Company received grants amounting to $9,571 (including accrued interest), of which $4,354 were repaid to date.

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 11: -	LIABILITIES IN RESPECT OF GOVERNMENT GRANTS (Cont.)

On May 9, 2023, the Company announced that it had been awarded an EU Horizon grant of approximately €1,200 thousand, which was subsequently increased to approximately €1,525 thousand during 2025, to support the development of oil-seed crops with high carbon-dioxide assimilation and enhanced drought tolerance. The project, Crop4Clima, has an overall budget of €2,500 thousand and is expected to be executed over 32 months. As of December 31, 2025, the Company had received payments totaling approximately €1,300 thousand under this grant. The grant follows the successful completion of the Future Agriculture Consortium’s proof-of-concept in 2021, which demonstrated the potential for increased agricultural productivity and environmental sustainability. The Company recognizes grant income to the extent that related research and development costs have been incurred, and such amounts are recorded as a reduction of research and development expenses.

In February 2024, Lavie Bio Ltd. received the Israeli Ministry of Economy approval to be included in “Smart money” grant program to begin exporting in Canada. The maximum amount of grants from this program is approximately $83.  Lavie Bio Ltd. undertook to pay royalties of 3% of yearly revenues above approximately $276 derived from the operations in Canada, up to 100% of the grants received (linked to CPI). As of December 31, 2024, Lavie Bio Ltd. received approximately $78 for marketing expenses in Canada incurred until December 31, 2024. In April 2025, Lavie Bio entered into a definitive agreement pursuant to which Dead Sea Works Ltd. (an affiliate of ICL Group Ltd., or ICL) agreed to acquire the majority of its activity (see Note 1d). Since no economic benefits are expected from the marketing operations in Canada, the grant receipts were recognized as a reduction of the related marketing expenses during 2025.

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

According to the terms of the SAFE, ICL was entitled to appoint one director until the consummation of a earlier of (i) consummation of a Liquidity Event or a Dissolution Event (as such terms are defined therein), (ii) in the event of conversion of this Safe, upon such time as ICL holds less than 12.5% of the issued and outstanding shares of Lavie or (iii) the sixth anniversary of date of the agreement.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 12: -	CONVERTIBLE SAFE (Cont.)

According to the terms of the SAFE, agreed between Lavie Bio Ltd. and ICL affiliated company, the transaction with ICL constituted a Liquidity Event (as such term is defined therein). On April 17, 2025 and concurrently with their execution of the purchase agreement, the parties amended the terms of the SAFE such that the Liquidity Event will not result in the conversion of the SAFE into shares of Lavie Bio Ltd., but rather Lavie Bio Ltd. will pay ICL a portion of the proceeds equal to the amount it invested under the SAFE - $10,000. The amendment did not result in a material change in the fair value of SAFE.

On April 21, 2025, the Company announced the acquisition of most of the activity of Lavie Bio Ltd., by Dead Sea Works Ltd., an affiliate of ICL (see Note 1d). As part of the transaction Lavie Bio Ltd. redeemed the SAFE which was made by an ICL affiliate at the amount of $10,000.

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

Foreign currency risk:

The Company operates primarily in Israel and has an exchange rate risk as it incurs operating costs in Israel, consisting principally of salaries and related personnel expenses, lease and facility expenses which are denominated in NIS, which differs from its functional currency.

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

As of December 31, 2024, the Company recorded a provision for doubtful accounts of approximately $819 related to advances paid to one of Casterra Ag Ltd.’s castor seed service providers, due to a delay in the delivery of services as stipulated in the underlying agreement. As of December 31, 2025, the Company recorded a provision for doubtful accounts of $50 in respect of certain customer receivables of Lavie Bio Inc.

3.	Liquidity Risk:

The following table presents the repayment dates of the Company's financial liabilities, by contractual terms, in nominal amounts (including interest payments):

Balance on December 31, 2025:

	Up to 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	Over 5 years	Total
Trade payables (*)	$639	$-	$-	$-	$-	$-	$639
Employees and payroll accruals	861	-	-	-	-	-	861
Other payables	449	-	-	-	-	-	449
Leases liability	683	524	429	384	341	-	2,361
Liabilities in respect of government grants	56	142	254	295	495	2,763	4,005

	$2,688	$666	$683	$679	$836	$2,763	$8,315

(*) The Company’s trade payables are settled under the customary payment terms applicable in the relevant markets.

Balance on December 31, 2024:

	Up to 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	Over 5 years	Total
Trade payables (*)	$1,228	$-	$-	$-	$-	$-	$1,228
Employees and payroll accruals	1,869	-	-	-	-	-	1,869
Other payables	1,079	-	-	-	-	-	1,079
Leases liability	679	566	449	394	374	338	2,800
Liabilities in respect of government grants	323	392	336	462	632	3,884	6,029

	$5,178	$958	$785	$856	$1,006	$4,222	$13,005

(*) The Company’s trade payables are settled under the customary payment terms applicable in the relevant markets.

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

The fair value measurement of the Convertible SAFE as described in Note 12 is based on the weighted average value of various scenarios regarding Lavie Bio Ltd.’s estimated enterprise value at the valuation date. The fair value of the ordinary shares of Lavie Bio Ltd. is measured using the income approach, whereby the expected cash flows generated by Lavie Bio Ltd. are discounted to their present value equivalent using a rate of return that reflects its relative risk, as well as the time value of the money, and is considered to be Level 3 fair value hierarchy (see Note 2m). As of December 31, 2024 the cash flow projections were discounted using the weighted average cost of capital rates of 24.2%, and long-term growth rates of 3%. In April 2025, Lavie Bio Ltd. entered into a definitive agreement pursuant to which Dead Sea Works Ltd. (an affiliate of ICL Group Ltd., or ICL) agreed to acquire the majority of its activities. As part of the transaction Lavie Bio Ltd. redeemed the SAFE which was made by an ICL affiliate in the amount of $10,000. See also Note 1d.

The fair value of  warrants and pre-funded warrants liabilities as described in Note 17(c) is initially measured as of the transaction date and then subsequently remeasured at each reporting period using the Black Scholes option pricing model.

The following table presents the fair value of financial liabilities as of December 31, 2025 and 2024:

	December 31,
	2025	2024

Convertible SAFE	$-	$10,371
Warrants and pre-funded warrants liabilities	$706	$2,876

c.	Sensitivity tests relating to changes in market factors:

	December 31,
	2025	2024

Sensitivity test to changes in the USD /NIS exchange rate:

Gain (loss) from the change:
Decrease of 5% in the U.S. dollar relative to the NIS	$(301)	$(428)
Increase of 5% in the U.S. dollar relative to the NIS	$301	$428

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 14: -	COMMITMENTS AND CONTINGENT LIABILITIES

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

	Year ended December 31,
	2025	2024 (*)	2023 (*)

Expenses – in respect to defined contribution plan	$593	$723	$699

  (*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

NOTE 16: -	TAXES ON INCOME

a.	Tax rates applicable to the Company and its subsidiaries:

1.	The Israeli corporate income tax rate was 23% for all years presented.

2.
The Company’s U.S. subsidiaries, Evogene Inc., Lavie Bio Inc., Lavie Tech Inc., Taxon Biosciences, Inc., and AgPlenus Inc., are subject to U.S. income taxes.

During the years 2023 through 2025, the tax rates applicable to those companies, based on the main state where the companies had the most presence, were 21% (federal tax applicable for the years 2023, 2024 and 2025) and approximately 3.41% (state tax applicable for the years 2023, 2024 and 2025).

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

As of December 31, 2025 and 2024, Evogene Ltd. and its Israeli subsidiaries had carryforward operating tax losses of approximately $140,000 and approximately $86,000, respectively, which are available to offset taxable income in future periods indefinitely.

e.	Deferred taxes:

The Company did not record deferred tax assets with respect to net operating losses   incurred by the Company and the subsidiaries since it is not probable that they will generate a taxable income in future years.

f.	Theoretical tax:

The Company has incurred operating losses during the years ended December 31, 2025, 2024 and 2023 for which deferred taxes were not recorded, as mentioned in Note 16b. The reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate, and the taxes on income recorded in profit or loss, does not provide significant information and is therefore not presented.

g.	In April 2025, the Trump administration announced a government plan which imposes reciprocal tariffs on the import of goods from numerous countries into the U.S. The overall tariff on the import of goods from Israel to the U.S. is 17%. The tariff applies solely to the import of goods and not to the import of services. The Company currently believes that the tariff of the U.S. on Israeli goods will not have a material impact on the Company’s revenues.

NOTE 17: -	SHAREHOLDERS' EQUITY

a.	Share capital:

	December 31,
	2025		2024
	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
	Number of shares
Ordinary shares of NIS 0.2 par value each	30,000,000	8,718,193	15,000,000	6,514,589

b.
In its annual general meeting of the shareholders which was held on August 18, 2025 it was resolved to approve an amendment to the Company’s amended and restated articles of association, to increase the registered share capital of the Company by NIS 3,000,000 such that the total registered share capital of the Company will be NIS 6,000,000 divided into 30,000,000 ordinary shares of NIS 0.2 par value per share.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 17: -	SHAREHOLDERS' EQUITY (Cont.)

c.	Changes in share capital:

Share capital issued and outstanding:

	Number of shares	NIS par value
Outstanding on January 1, 2024	5,079,313	1,015,863

Issuance of ordinary shares	275,320	55,064
Exercise of options and vesting of restricted share units (“RSUs”)	13,648	2,730
Exercise of pre-funded warrants	1,146,308	229,262

Outstanding on December 31, 2024	6,514,589	1,302,918
Issuance of ordinary shares	1,913,650	382,730

Exercise of options and vesting of RSUs	8,954	1,791

Exercise of pre-funded warrants	281,000	56,200

Outstanding on December 31, 2025	8,718,193	1,743,639

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

All shares, per share amounts, and weighted average selling prices for periods prior to the reverse share split have been retroactively adjusted to reflect the reverse share split.

d.	Issuance of ordinary shares:

1.
In January 2021, the Company entered into a Controlled Equity Offering Sales Agreement, pursuant to which the Company issued 380,359 ordinary shares during January and February 2021, in an at-the-market (“ATM”) offering, with a weighted average selling price of $73.61 per share, resulting in gross proceeds of approximately $28,000.

On February 19, 2021, the Company entered into a new Controlled Equity Offering Sales Agreement, having an aggregate offering price of up to $50,000 (subsequently reduced to approximately $19,500), pursuant to which the Company issued 72,683 ordinary shares from April through September 2021, in an ATM offering, with a weighted average selling price of $36.35 per share, resulting in gross proceeds of approximately $$2,642. During December 2022, 2,851 ordinary shares were issued through the ATM offering, with a weighted selling price of $7.68 per share, resulting in gross proceeds of approximately $22. During 2023, 72,022 ordinary shares were issued through the ATM offering, with a weighted selling price of $9.64 per share, resulting in gross proceeds of approximately $695. During January 2024, 320 ordinary shares were issued through the ATM offering, with a selling price of $10.00 per share, resulting in gross proceeds of approximately $3. In March 2024, the Company terminated the ATM offering pursuant to the terms of the Controlled Equity Offering Sales Agreement.

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

4.
On March 28, 2024, the Company entered a new At-The-Market Issuance Sales Agreement (the “Sales Agreement”), with Lake Street Capital Markets, LLC as selling agent. In accordance with the terms of the Sales Agreement, from time to time the Company may offer and sell its ordinary shares in an ATM offering having an aggregate offering price of up to $7,300. On August 26, 2024 the aggregate offering price was reduced to up to $4,500. During May 2024, the Company issued 10,000 ordinary shares pursuant to the Sales Agreement, with a selling price of $8.50 per share, resulting in gross proceeds of approximately $85. During June 2025, the Company issued 1,913,650 ordinary shares pursuant to the Sales Agreement, with a selling price of $2.31 per share, resulting in gross proceeds of approximately $4,415. As of December 31, 2025, we had sold the full amount available under the Lake Street Sales Agreement, which was terminated on September 4, 2025.

5.
On August 23, 2024, Evogene entered into a definitive securities purchase agreement, or the Securities Purchase Agreement, with an institutional investor (the “Investor”), pursuant to which Evogene agreed to issue and sell to such Investor in a registered direct offering, (i) 265,000 ordinary shares, and (ii) pre-funded warrants, or the Pre-Funded Warrants, to purchase up to 1,427,308 ordinary shares. The Pre-Funded Warrants have an exercise price of $0.0001 per ordinary share, are immediately exercisable and may be exercised at any time until exercised in full. In a concurrent private placement, the Company also agreed to issue unregistered Series A ordinary warrants to purchase up to 1,692,308 ordinary shares, and unregistered Series B ordinary warrants to purchase up to 1,692,308 ordinary shares. Each ordinary share (or ordinary share equivalent in lieu thereof) was sold with one Series A ordinary warrant to purchase one ordinary share and one Series B ordinary warrant to purchase one ordinary share at a combined purchase price of $3.25. The Series A ordinary warrants have an exercise price of $3.55 per share, immediately exercisable upon issuance and will expire five years from issuance. The Series B ordinary warrants have an exercise price of $3.55 per share, were immediately exercisable upon issuance and will expire eighteen months from issuance. The gross proceeds from the offering were approximately $5,500, before deducting placement agent fees and other offering expenses. Pre-funded warrants and warrants were classified as liabilities on the consolidated statements of financial position. They were initially recorded at fair value and subsequently remeasured at each reporting period using the Black - Scholes option pricing model. As of the transaction date, the excess of the initial fair value of pre-funded warrants over the transaction proceeds amounting to approximately $2,684 was recorded as financial expenses. The excess of initial fair value over the transaction proceeds of Series A ordinary warrants and Series B ordinary warrants amounting to approximately $3,510 was deferred and amortized to financial expenses over the term of the warrants. From the date of the transaction until December 31, 2024, the Company recorded amortization of deferred expenses amounting to approximately $471. As of December 31, 2024, the deferred expenses related to the issuance of warrants were presented in the consolidated statements of financial position as both current and long-term assets, in accordance with the terms of the warrants. Additionally, from the transaction date until December 31, 2024 and during 2025 the Company recorded financial income of approximately $6,529 and $1,781, respectively, due to the remeasurement of the warrants to their fair value. See also Note 19f.  From October 1, 2024 to December 31, 2024 a total of 1,146,308 pre-funded warrants were exercised into 1,146,308 ordinary shares of the Company. During 2025, a total of 281,000 warrants were exercised into 281,000 ordinary shares of the Company. See also Note 24 - Subsequent events.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 17: -	SHAREHOLDERS' EQUITY (Cont.)

e.	Rights attached to shares:

The Company’s ordinary shares have voting rights at the general meeting, rights to dividends, rights upon liquidation of the Company and the right to nominate directors in the Company.

f.	Rights attached to pre-funded warrants:

Until the pre-funded warrants are exercised into ordinary shares, there are no rights with respect to the ordinary shares underlying such pre-funded warrants. Upon exercise of the pre-funded warrants into ordinary shares, the holder is entitled to exercise the rights attached to shares only as to matters for which the record date occurs after the exercise date.

g.	Capital management in the Company:

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

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 17: -	SHAREHOLDERS' EQUITY (Cont.)

h.	Composition of non-controlling interests in the statement of financial position:

	2025	2024

Balance as of January 1,	$16,289	$16,632

Forfeiture of non-controlling interests regarding share-based compensation	(4,742)	(206)

Share-based compensation	(86)	1,432

Exercise of subsidiary options	(62)	-

Income (loss) attributed to non-controlling interests	658	(1,569)

Balance as of December 31,	$12,057	$16,289

i.	Issuance of shares by subsidiary:

1.
During July 2025, 263,472 options were exercised in Lavie Bio Ltd. into its ordinary shares. Upon the exercise of options, the non-controlling interest was issued 2.46% of Lavie Bio Ltd.'s equity. As a result, the Company recorded an increase in non-controlling interest in the amount of approximately $13.

2.
On December 21, 2022, Biomica Ltd. signed a definitive agreement for a $20,000 financing round, led by SHC, out of which $10,000 shall be invested by the Company in Biomica Ltd. preferred shares. As a result, the Company recorded a negative capital reserve and an increase of non-controlling interest in the amounts of $238 and $9,761, respectively. In addition, certain convertible loans in total amount of $10,000 were converted by the Company to Biomica Ltd.’s ordinary shares. As a result, the Company recorded an adjustment to capital reserve and non-controlling interest in the amount of $809. Following the closing of the transaction on April 27, 2023, the Company was diluted to approximately 67% of the share capital of Biomica Ltd., on a fully diluted basis, while SHC is holding approximately 20%, on a fully diluted basis.

3.
On June 27, 2024, 5,000 options were exercised in Casterra Ag Ltd. into its ordinary shares. Upon the exercise of options, the non-controlling interest was issued 0.5% of Casterra Ag Ltd.'s equity. As a result, the Company recorded a decrease in non-controlling interest in the amount of approximately $75.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 18: -	SHARE- BASED COMPENSATION

a.	Expenses recognized in the financial statements:

The expense recognized in the Company's financial statements for services provided by employees and service providers is as follows:

	Year ended December 31,
	2025	2024	2023
Share-based compensation – Attributable to equity holders of the Company	$378	$363	$526
Share-based compensation – Attributable to non-controlling interests (see Note 17h)	(86)	1,432	1,351

	$292	$1,795	$1,877

b.
The Company maintains two share option and incentive plans: Evogene Ltd. 2013 Share Option Plan and Evogene Ltd. 2021 Share Incentive Plan (the “2021 Plan”). All such option and incentive plans provide for the grant of options to purchase the Company's ordinary shares that generally expire 10 years from the grant date.

c.	Evogene Ltd. Share-based payment plan for employees, directors and consultants:

During 2025, 2024 and 2023, the board of directors of the Company approved to grant its employees, directors and consultants 233,500, 217,300 and 62,600 options, respectively. The fair value of the options granted in 2025, 2024 and 2023 determined at their grant date using the binomial model, was approximately $188, $208 and $204,  respectively.

d.	Evogene Ltd. Share options activity:

The following table summarizes the number of share options, the weighted average exercise price, and the changes that were made in the option plans to employees, consultants and directors of the Company:

	2025		2024		2023 (*)
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding at the beginning of year	594,088	18.72	397,452	28.80	403,603	41.7

Granted	233,500	1.81	217,300	2.71	62,600	8.00

Exercised	-	-	-	-	-	-

Forfeited	(170,938)	40.46	(20,664)	41.99	(68,751)	78.1

Outstanding at end of year	656,650	9.40	594,088	18.72	397,452	28.8

Exercisable at end of year	297,771	17.89	331,746	29.92	284,183	34.8

(*) Number of options and weighted average exercise prices have been retroactively adjusted to reflect the reverse stock split. See Note 17(b).

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 18: -	SHARE- BASED COMPENSATION (Cont.)

The following table summarizes information about share options outstanding at December 31, 2025:

	Options outstanding
Range of exercise prices ($)	Number outstanding	Average remaining contractual life	Weighted average exercise price
1.37-9.22	466,475	8.83	2.73
10.20 - 20	108,140	4.94	12.20
20.41-39.97	43,675	4.58	29.61
55.83-64.61	37,110	1.43	57.84
84.29-87.12	1,250	0.56	84.86

Total	656,650	7.48	9.40

The weighted average outstanding remaining life contractual term of the options as of December 31, 2025 is 7.48 years (as of December 31, 2024, it was 6.83 years).

The weighted average fair value of options granted during 2025 was $0.81 (for options granted during 2024, the weighted average fair value was $0.96).

The fair value of Company share options granted to employees, directors and consultants for the years ended December 31, 2025, 2024 and 2023 was estimated using the binomial model with the following assumptions:

	2025	2024	2023

Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	56-59	54-56	51-53
Risk-free interest rate (%)	4.25-4.57	4.21-4.56	3.4-4.4
Suboptimal factor	1.8-2	1.8-2	1.8-2
Post-vesting forfeiture rate (%)	5-20	5-20	5-20

The expected volatility of the share prices reflects the assumption that the historical volatility of the share prices is reasonably indicative of expected future trends.

e.	Evogene Ltd. RSUs activity:

The 2021 Plan also provides for the grant of restricted shares and RSUs. During 2024 and 2023, the board of directors of the Company approved to grant its employees, directors and consultants 1,300 and 35,260 RSUs, respectively. The fair value of the RSUs granted in 2024 and 2023, was approximately $12.5 and $265, respectively, determined at their grant date according to the Company's share price at the time of their grant since the RSUs were granted at a zero exercise price and no dividends were expected to be distributed during their vesting period. During 2025 no RSU were granted.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 18: -	SHARE- BASED COMPENSATION (Cont.)

The following table summarizes the number of RSUs, and the changes that were made under the 2021 Plan to employees, consultants and directors of the Company during 2025 and 2024:

	2025			2024
	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value

Outstanding at beginning of year	19,806	11.87	41,420	12.40
Granted	-	-	1,300	9.67
Vested	(8,954)	15.48	(13,676)	14.93
Forfeited	(5,190)	10.37	(9,238)	9.20

Outstanding at end of year	5,662	7.57	19,806	11.87

The Company's subsidiaries maintain share option and incentive plans with similar terms and conditions.

During the years ended December 31, 2025 and 2024, the Company's subsidiaries approved to grant their employees, directors and consultants 31,500 and 151,013 options, respectively. The fair value of the options determined at their grant date using the binomial model was approximately $89 and $1,084 respectively. The fair value was estimated using the binominal model.

The following table summarizes the number of share options, the weighted average exercise price, and the changes that were made in the option plans to employees, consultants and directors of the Company's subsidiaries:

	2025		2024
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding at beginning of year	1,718,194	2.06	2,531,134	1.63
Granted	31,500	1.00	151,013	1.42
Exercised	(263,472)	0.22	(5,000)	0.19
Forfeited	(1,149,171)	2.69	(958,953)	0.82

Outstanding at end of year	337,051	1.29	1,718,194	2.06

Exercisable at end of year	205,810	1.26	1,017,367	2.06

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 18: -	SHARE- BASED COMPENSATION (Cont.)

f.
The fair value of Company's subsidiaries’ share options granted to employees, directors and consultants for the years ended December 31, 2025 and 2024 was estimated using the binomial model with the following assumptions:

	2025	2024

Dividend yield (%)	-	-
Expected volatility of the share prices (%)	76-81	68-83
Risk-free interest rate (%)	4.03-4.29	3.83-4.79
Suboptimal factor	2.0	1.8-2.0
Post-vesting forfeiture rate (%)	8-10	5-10

NOTE 19: -	STATEMENTS OF PROFIT OR LOSS – ADDITIONAL INFORMATION

a.	Cost of revenues:

	Year ended December 31,
	2025	2024 (*)	2023 (*)

Salaries and benefits	$480	$651	$359
Inventory impairment	2,180	-	-
Materials and sub-contractors	1,434	1,729	1,131

	$4,094	$2,380	$1,490

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

b.	Research and development, net:

	Year ended December 31,
	2025	2024 (*)	2023 (*)

Salaries and benefits	$4,616	$6,907	$7,930
Share-based compensation	161	370	660
Materials and sub-contractors	1,475	2,863	5,087
Plant growth and greenhouse maintenance	299	456	744
Office maintenance	363	651	639
Depreciation and amortization	1,079	1,184	1,249
Gain from derecognition of property, plant and equipment	-	-	(26)
Amounts recorded with respect to government grants (**)	-	48	(125)
Other	1	32	38

	$7,994	$12,511	$16,196

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

(**) Excludes EU Horizon participation amounts of approximately $557, $561 and $265 for the years 2025, 2024 and 2023, respectively, that were deducted mainly from salaries and benefits costs and materials and sub-contractors costs as mentioned above.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 19: -	STATEMENTS OF PROFIT OR LOSS – ADDITIONAL INFORMATION (Cont.)

c.	Sales and marketing:

	Year ended December 31,
	2025	2024 (*)	2023 (*)

Salaries and benefits	$739	$1,220	$1,352
Share-based compensation	105	265	169
Subcontractors and professional fees	447	253	459
Travel	82	196	111
Legal	-	21	10
Other	103	28	51

	$1,476	$1,983	$2,152

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

d.	General and administrative:

	Year ended December 31,
	2025	2024 (*)	2023 (*)

Salaries and benefits	$2,428	$2,823	$2,793
Share-based compensation	367	533	277
Professional fees	1,331	3,324	1,954
Other	160	313	351

	$4,286	$6,993	$5,375

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

e.	Other expenses (income):

1.
Other expenses, net, of approximately $37 thousand were recorded in 2025 mainly due to the impairment of fixed assets associated with the reduction in Biomica Ltd.’s activities, partially offset by income recognized in the first quarter of 2025 related to the accounting treatment of Company’s sub-lease agreement.

2.	The decision to cease Canonic Ltd.’s operations in the first half of 2024 resulted in other expenses of approximately $514, mainly due to impairment of fixed assets in the first quarter of 2024.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 19: -	STATEMENTS OF PROFIT OR LOSS – ADDITIONAL INFORMATION (Cont.)

f.	Financing income and expenses:

Financing income:

	Year ended December 31,
	2025	2024 (*)	2023 (*)

Exchange differences	$-	$2	$164
Interest income	356	815	978
Financial income in respect of government grants	-	47	26
Revaluation of Convertible SAFE	371	-	-
Change in the fair value of marketable Securities	-	-	45
Remeasurement of warrants and pre-funded warrants	1,781	6,529	-

	$2,508	$7,393	$1,213

Financing expenses:

	Year ended December 31,
	2025	2024 (*)	2023 (*)

Bank expenses and commissions	$32	$57	$48
Exchange differences	292	80	385
Excess of initial fair value of pre-funded warrants over transaction proceeds	-	2,684	-
Amortization of deferred expenses related to issuance of warrants	1,323	471	-
Lease liability interest	157	63	114
Revaluation of Convertible SAFE	-	3	254
Financial expenses in respect of government grants	129	-	127

	$1,933	$3,358	$928

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 20: -   LOSS PER SHARE

Details of the number of shares and income (loss) used in the computation of loss per share:

	Year ended December 31,
	2025
	Weighted number of shares	Loss from continuing operations, attributable to equity holders of the Company	Income from discontinued operations, attributable to equity holders of the Company - Basic	Income from discontinued operations, attributable to equity holders of the Company - Diluted
Number of shares and income (loss )	7,874,039	(13,357)	4,877	4,860

Since the income from discontinued operations attributable to equity holders of the Company under the basic calculation does not differ materially from that under the diluted calculation, there was no material impact on earnings per share, and both basic and diluted earnings per share from discontinued operations amounted to approximately $0.62 per share.

	Year ended December 31,
	2024
	Weighted number of shares	Loss from continuing operations, attributable to equity holders of the Company	Loss from discontinued operations, attributable to equity holders of the Company
Number of shares and loss	5,697,245	(14,049)	(2,436)

	Year ended December 31,
	2023
	Weighted number of shares *)	Loss from continuing operations, attributable to equity holders of the Company	Loss from discontinued operations, attributable to equity holders of the Company
Number of shares and loss	4,589,386	(20,946)	(2,933)

*) To compute diluted loss per share, potential ordinary shares have not been taken into account due to their anti-dilutive effect. See Notes 18(d) and Note 18(e) for number of outstanding options and RSUs. In addition, weighed number of shares for 2023 have been retroactively adjusted to reflect the reverse stock split. See Note 17(c).

NOTE 21: -   OPERATING SEGMENTS

a.	General:

The Company operates in three segments, Agriculture, Industry and Human. The Agriculture segment mainly consists of the legacy activity of parent company, Evogene and Evogene’s subsidiary - AgPlenus Ltd. The Human segment consists of Evogene’s subsidiaries, Biomica Ltd. and Canonic Ltd. which ceased its operations in 2024. The Industry segment consists of Evogene’s subsidiary Casterra Ag Ltd.

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

Agriculture segment	-	Develops seed traits and ag-chemical products products to improve plant performance.

Industrial applications segment	-	Develops improved castor bean seeds to serve as a feedstock source for other industrial uses.

Human health segment	-	Discovers and develops human microbiome-based therapeutics and cannabis activity.

Unallocated	-	Other corporate expenses and general development of enabling technologies discovery and optimization.

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

b.	The following table presents our revenues and operating loss for continuing operations by segments:
	Agriculture (*)	Industrial application	Human health	Unallocated (*)	Total
For the Year Ended December 31, 2025
Revenues	$1,374	$2,168	$-	$311	$3,853

Cost of revenues	$(428)	$(3,553)	$-	$(113)	$(4,094)

Depreciation expenses	$(124)	$(94)	$(101)	$(203)	$(522)

Operating loss	$(4,097)	$(3,540)	$(2,653)	$(3,744)	$(14,034)

Net financing income					$575

Loss before taxes on income					$(13,498)

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 21: -	OPERATING SEGMENTS (Cont.)

	Agriculture (*)	Industrial application	Human health	Unallocated (*)	Total
For the Year Ended December 31, 2024
Revenues	$2,955	$2,219	$80	$323	$5,577

Cost of revenues	$(952)	$(1,290)	$(98)	$(40)	$(2,380)

Depreciation expenses	$(201)	$(32)	$(141)	$(205)	$(579)

Operating loss	$(6,120)	$(2,411)	$(7,240)	$(3,033)	$(18,804)

Net financing income					$4,035

Loss before taxes on income					$(14,808)

	Agriculture (*)	Industrial application	Human health	Unallocated (*)	Total
For the Year Ended December 31, 2023
Revenues	$1,133	$1,075	$487	$287	$2,982

Cost of revenues	$(370)	$(460)	$(620)	$(40)	$(1,490)

Depreciation expenses	$(147)	$(31)	$(213)	$(267)	$(658)

Operating loss	$(7,074)	$(39)	$(10,349)	$(4,769)	$(22,231)

Net financing expenses					$285

Loss before taxes on income					$(21,946)

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations. See Note 23.

c.	Major customers:

Revenues from major customers, each of whom amounts to 10% or more of total revenues. The revenues from major customers detailed below were recorded in the Agriculture and Industrial application segment:

	Year ended December 31,
	2025	2024(*)	2023(*)

Customer A (subsidiary shareholder)	350	886	975
Customer B	880	1,770	-
Customer C	2,032	1,716	956

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 21: -   OPERATING SEGMENTS (Cont.)

d.	Geographical information:

Revenues based on the location of the customers, are as follows:

	2025	2024 (*)	2023 (*)

United States	9%	17%	33%
Israel	12%	11%	31%
Europe	26%	41%	1%
Africa	53%	31%	35%

	100%	100%	100%

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

The carrying amounts of non-current assets (right-of-use-assets, property, plant and equipment property and intangible assets) in the Company's country of domicile (Israel) and in the United States based on the location of the assets, are as follows:

	December 31,
	2025	2024	2023

United States	0%	74%	80%
Israel	100%	26%	20%

	100%	100%	100%

NOTE 22: -	BALANCES AND TRANSACTIONS WITH OFFICERS AND CERTAIN SHAREHOLDERS

a.
As reported by the shareholders, and based on publicly available information, as of December 31, 2025, Corteva (through its subsidiary Pioneer Hi-Bred International, Inc.) holds 26.57%  of the Company's subsidiary shares )Lavie Bio Ltd.’s(. In addition, Corteva was a major customer (see Note 21c, customer A).

b.	Balances:

Balance at December 31, 2025:

	Officers	Certain shareholders

Receivables	$-	$-
Other payables	$215	$-

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 22: -	BALANCES AND TRANSACTIONS WITH OFFICERS AND CERTAIN SHAREHOLDERS (Cont.)

Balance at December 31, 2024:

	Officers	Certain shareholders

Receivables	$-	$167
Other payables	$322	$-

c.	Benefits to directors:

	Year ended December 31,
	2025	2024	2023

Compensation to directors not employed by the Company or on its behalf	$201	$260	$246
Share-based compensation to directors not employed by the Company or on its behalf	11	38	64
	$212	$298	$310

Number of directors that received the above compensation by the Company	6	6	6

d.	Salary and Benefits to Officers:

	Year ended December 31,
	2025	2024 (*)	2023 (*)

Salary and related benefits	$1,776	$2,224	$2,227
Share-based compensation	436	675	400

	$2,212	$2,899	$2,627

Number of people that received salary and benefits	8	12	8

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 22: -	BALANCES AND TRANSACTIONS WITH OFFICERS AND CERTAIN SHAREHOLDERS (Cont.)

e.	Transactions with related parties:

For the year ended December 31, 2024:

	Officers	Certain shareholders
Revenues (see Note 5)	$-	$350
Research and development expenses	501	-
Sales and marketing expenses	567	-
General and administrative expenses	$1,144	$-

For the year ended December 31, 2024 (*):

	Officers	Certain shareholders
Revenues (see Note 5)	$-	$1,770
Research and development expenses	698	-
Sales and marketing expenses	932	-
General and administrative expenses	$1,269	$-

For the year ended December 31, 2023 (*):

	Officers	Certain shareholders
Revenues (see Note 5)	$-	$975
Research and development expenses	756	-
Sales and marketing expenses	844	-
General and administrative expenses	$1,027	$-

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

NOTE 23:-    DISCONTINUED OPERATIONS

a.
On April 17, 2025, the Company's board of directors approved the execution of an Asset Purchase Agreement between the Company, Lavie Bio Ltd., Taxon Biosciences Inc., and Dead Sea Works Ltd. (“purchase agreement”). As part of the purchase agreement, it was also decided to sell the MicroBoost AI for Agriculture operations. On July 8, 2025, the Company announced the closing of the transaction, for cash consideration of approximately $ 18,714. (See Note 1d). The Company recognized revenue from the transaction of approximately $6,413.

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 23:-	DISCONTINUED OPERATIONS (Cont.)

The following data represents the operating results attributed to the discontinued operations:

	December 31,
	2025	2024	2023

Revenues	$151	$2,934	$2,658
Cost of sales	128	302	202
Gross profit	23	2,632	2,456

Other income	6,413	-	-
Research and development, Selling, general and administrative expenses, net	852	6,014	6,582

Operating income (loss)	5,584	(3,382)	(4,126)
Finance income (expenses), net	99	145	236

Income (loss) before taxes on income	5,683	(3,237)	(3,890)
Taxes on income	11	-	99

Income (loss) after taxes on income	5,672	(3,237)	(3,989)
Income (loss) from discontinued operations, net	5,672	(3,237)	(3,989)

Attributable to:
Equity holders of the Company	4,877	(2,436)	(2,933)
Non-controlling interests	795	(801)	(1,056)

	5,672	(3,237)	(3,989)

EVOGENE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
NOTE 24: -	SUBSEQUENT EVENTS

1.
On February 4, 2026, Biomica, entered into an exclusive worldwide licensing agreement with Shanghai Lishan Biopharmaceuticals Co., Ltd., or Lishan Biotech, for BMC128 (designated as LS-LBP-002 by Lishan Biotech), a microbiome-based therapeutic designed to enhance anti-tumor immune activity. This agreement grants Lishan Biotech exclusive rights (subject to reaching certain commercial milestones) to further develop, manufacture and commercialize the BMC128, which was developed by Biomica. Pursuant to the terms of the licensing agreement, Biomica is eligible to receive development milestones payments upon progress of Lishan Biotech’s clinical trials and receipt of regulatory approvals, sales milestones payments, and royalties from Lishan Biotech’s sales of future products, subject to certain conditions set forth therein.

2.
On February 10, 2026, Evogene entered into an inducement offer letter agreement (the “Inducement Letter”) with an existing institutional investor of the Company (the “Holder”) of 3,384,616 of the Company’s existing warrants (the “Existing Warrants”) to purchase 3,384,616 of the Company’s ordinary shares, par value NIS 0.2 per share (“ordinary shares”). The Existing Warrants are comprised of (i) 1,692,308 Series A Ordinary Share Purchase Warrants to purchase up to 1,692,308 ordinary shares, which had a five-year exercise term and an exercise price of $3.55 per share (the “Series A Warrants”), and (ii) 1,692,308 Series B Ordinary Share Purchase Warrants to purchase up to 1,692,308 ordinary shares, which had an 18-month exercise term and an exercise price of $3.55 per share (the “Series B Warrants”), all of which were issued in a private placement completed on August 26, 2024. Pursuant to the Inducement Letter, the Holder agreed to exercise for cash the Existing Warrants to purchase all 3,384,616 underlying ordinary shares at a reduced exercise price of $1.00 per share, in consideration of the Company’s agreement to issue to the Holder 5,076,924 new ordinary share purchase warrants (the “New Warrants”) to purchase up to an aggregate of 5,076,924 ordinary shares (the “New Warrant Shares”), which New Warrants will have the terms described below. The Company received aggregate gross proceeds of approximately $3,385 from the exercise of the Existing Warrants by the Holder, before deducting placement agent fees and other offering expenses payable by the Company.

3.
On February 2026, Finally Foods entered into an amendment to Series Pre-Seed A1 Preferred Share Purchase Agreement with certain investors for an aggregate investment of $570 in consideration for the issuance of 148,199 Preferred Pre-Seed A-1 Shares. As a result, the Company’s holding in Finally Foods was decreased to approximately 32%.

4.
On November 27, 2025 the board of directors of Lavie Bio Ltd. approved the distribution of a dividend in the aggregate amount of $4,250. The distribution is subject to court approval.  Following receipt of such approval, during March 2026, Evogene received an amount of approximately $2,928 out of such dividend.

5.
On  February 25, 2026 the board of directors of Biomica Ltd. approved the distribution of a dividend in the aggregate amount of up to $2,700. The distribution is subject to court approval. A motion in this respect has been filed with the Israeli court.